Form 20-F
period 2010-12-31
SouFun Holdings Ltd
filed 2011-06-10
CIK 1294404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2010
COMMISSION FILE NUMBER: 001-34862
SouFun Holdings Limited
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
8th Floor, Tower 3, Xihuan Plaza
No. 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
People’s Republic of China
(Address of principal executive offices)
Contact Person: Executive Chairman
Telephone: +86-10-5930 6668, Fax: +86-10-5930 6137
(Telephone, E-mail and/or Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value HK$1.00 each	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each	50,767,426
Class B ordinary shares, par value HK$1.00 each	25,298,329
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐                    No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐                    No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐                    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                    No ☑

INTRODUCTION
     Except where the context otherwise requires and for purposes of this annual report only,
➢	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited, SouFun.com Limited, the name of our Company prior to July 14, 1999, and its PRC subsidiaries as follows:
•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media;

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network;

•	Beijing SouFun Information Consultancy Co., Ltd., or Beijing Information;

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng;

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai;

•	SouFun Information (Shenzhen) Co., Ltd., or SouFun Shenzhen;

•	SouFun Information (Tianjin) Co., Ltd., or SouFun Tianjin; and

•	SouFun Information (Guangzhou) Co., Ltd., or SouFun Guangzhou;
and its offshore subsidiaries as follows:
•	China Index Academy Limited, incorporated in Hong Kong, or China Index Academy;

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work;

•	Max Impact Investments Limited, incorporated in Hong Kong, or Max Impact;

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments;

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments;

•	China Home Holdings Limited, incorporated in Cayman Islands;

•	China Home Holdings (BVI) Limited, incorporated in the British Virgin Islands;

•	China Home Holdings (HK) Limited, incorporated in Hong Kong; and

•	China Real Estate Agent University, incorporated in Hong Kong.
and, in the context of describing our operations and consolidated financial statements, our 11 consolidated controlled entities in China (also referred to as PRC Domestic Entities in our consolidated financial statements and related notes included elsewhere in this annual report) as follows:
•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet;

•	Beijing Jia Tian Xia Advertising Co., Ltd., or Beijing Advertising;

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology;

•	Beijing China Index Information Co., Ltd., or Beijing China Index;

•	Shanghai Jia Biao Tang Advertising Co., Ltd., or Shanghai JBT Advertising;

i

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising;

•	Beijing Century Jia Tian Xia Technology Development Co., Ltd., or Beijing JTX Technology;

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising;

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index;

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze; and

•	Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd., or Tianjin Xin Rui.
➢	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, which, for geographical and statistical purposes, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

➢	“GFA” refers to gross floor area and “sq.m.” refers to square meter(s);

➢	“shares” or “ordinary shares” refers to our ordinary shares, which, includes both Class A ordinary shares and Class B ordinary shares;

➢	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

➢	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “Hong Kong dollars” or “HK$” are to the legal currency of the Hong Kong Special Administrative Region, and all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.
     This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, our audited consolidated statements of balance sheet as of December 31, 2009 and 2010, and our audited consolidated statements of cash flow for the years ended December 31, 2008, 2009 and 2010.

ii

FORWARD LOOKING STATEMENTS
     This annual report contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.
     Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:
•	any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, and other relevant government authorities relating to all aspects of our business;

•	general economic, market and business conditions internationally and in China;

•	macroeconomic policies of the PRC government;

•	changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

•	the effects of competition in the Internet industry on the demand for and price of our services;

•	various business opportunities that we may pursue; and

•	the risk factors discussed in this annual report as well as other factors and uncertainties beyond our control.
     Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. The forward-looking statements contained in this annual report speak only as of the date they are made. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statement, whether as a result of any new information, future event or otherwise, to reflect events or circumstances after the date of this a or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data
     We have derived our selected consolidated statement of operations data (except for ADS information) for the years ended December 31, 2008, 2009 and 2010, our selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010, and our selected consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements included in this annual report. Our selected statement of operations data (except for ADS information) for the year ended December 31, 2006 and 2007, our selected cash flow data for the year ended December 31, 2007 and our selected balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm.
     You should read the following information in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(US$ in thousands, except per ordinary share and
	ADS data)
Consolidated statement of operations data

Revenues
Marketing services	30,638	46,552	86,252	102,367	167,711
Listing services	4,633	9,885	16,070	17,559	40,355
Other value-added services and products	3,532	1,439	1,802	7,123	16,424

Total revenues	38,803	57,876	104,124	127,049	224,490

Cost of revenues
Cost of services	(8,214)	(12,630)	(22,162)	(26,484)	(49,120)
Cost of other value-added services and products	—	—	—	(4,863)	(12,891)

Total cost of revenues	(8,214)	(12,630)	(22,162)	(31,347)	(62,011)

Gross profit	30,589	45,246	81,962	95,702	162,479
Operating expenses:
Selling expenses	(9,404)	(13,221)	(18,708)	(25,186)	(42,512)
General and administrative expenses	(14,703)	(12,158)	(19,857)	(22,176)	(41,547)

Operating income:	6,482	19,867	43,397	48,340	78,420
Foreign exchange (loss) gain	(9)	8	(2,826)	(59)	(462)
Interest income(1)	278	707	1,221	1,205	2,390
Realized gain-trading securities	—	—	—	195	282
Government grant	114	211	360	730	740

Income before income tax	6,865	20,793	42,152	50,411	81,370
Income tax (expense)/benefit	(1,340)	(8,457)	(18,805)	2,199	(18,222)

Net income	5,525	12,336	23,347	52,610	63,148

Net income (loss) attributable to non-controlling interest	14	125	(34)	(42)	40
Net income attributable to SouFun Holdings Limited shareholders	5,511	12,211	23,381	52,652	63,108

	Year ended December 31,
	2006	2007	2008	2009	2010
	(US$ in thousands, except per ordinary share and ADS data)
Income per ordinary share
Basic	0.08	0.16	0.32	0.71	0.85
Diluted(2)	0.07	0.16	0.30	0.68	0.79
Dividend declared per ordinary share(3)	—	0.55	—	0.59	—
Income per ADS(4)
Basic	0.32	0.64	1.28	2.84	3.40
Diluted	0.28	0.64	1.20	2.72	3.16
Dividend declared per ADS	—	2.20	—	2.36	—
Weighted average number of ordinary shares outstanding
Basic	66,353,603	74,020,217	74,020,217	73,986,129	74,683,593
Diluted	77,239,648	76,997,410	77,092,197	77,418,960	80,220,663
Weighted average number of ADSs outstanding
Basic	16,588,401	18,505,054	18,505,054	18,496,532	18,670,898
Diluted	19,309,912	19,249,353	19,273,049	19,354,740	20,055,166
Share-based compensation included in:
Cost of revenues	555	160	268	489	749
Selling expenses	231	142	323	595	1,035
General and administrative expenses	5,068	1,915	2,126	3,056	3,291

(1)	Interest income includes related party amounts of nil, nil, nil, US$85,000, and US$305,000 in 2006, 2007, 2008, 2009 and 2010, respectively.

(2)	Income per ordinary share (diluted) and income per ADS (diluted) for each year from 2006 to 2010 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and, as applicable, preferred shares.

(3)	The dividends have not been fully paid. See Item 8 “Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”

(4)	All income per ADS does not reflect the adjustment effective February 18, 2011 of the ratio of our American Depositary Receipts representing Class A ordinary shares from one depositary share (“ADS”) for four Class A ordinary shares to one ADS for one Class A ordinary share.

	As at December 31,
	2006	2007	2008	2009	2010
	(US$ in thousands)
Consolidated balance sheet data
Total current assets	31,779	63,557	102,861	149,224	279,527
Total assets	33,057	66,757	107,246	154,494	293,767
Total current liabilities	22,092	75,343	79,867	124,306	160,881
Total liabilities	22,652	82,047	93,858	129,993	171,100
Total SouFun Holdings Limited’s equity	10,391	(15,429)	13,283	24,438	122,564
Non-controlling interests	14	139	105	63	103
Total shareholders’ equity	10,405	(15,290)	13,388	24,501	122,667
Total liabilities and shareholders’ equity	33,057	66,757	107,246	154,494	293,767

	Year ended December 31,
	2007	2008	2009	2010
	(US$ in thousands)
Consolidated cash flow data
Net cash generated from operating activities	30,493	44,568	65,966	106,510
Net cash (used in) generated from investing activities	(7,596)	(2,598)	(12,034)	(46,096)
Net cash (used in) generated from financing activities	(2,647)	(16,210)	(24,789)	14,404
Net increase in cash and cash equivalents	21,774	28,954	29,217	79,281
Cash and cash equivalents at beginning of year	12,294	34,068	63,022	92,239
Cash and cash equivalents at end of year	34,068	63,022	92,239	171,520

Exchange Rate Information
     Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of June 3, 2011, the noon buying rate was RMB6.4796 to US$1.00.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 3, 2011)	6.4796	6.4800	6.4824	6.4780

Source: Federal Reserve Bank of New York and Federal Reserve Board.

(1)	Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business
     Our business depends substantially on revenues from our marketing services, including primarily online advertising, and participants in the real estate and home furnishing and improvement sectors may choose other advertising media over online advertising, which could lead to loss of our revenues.
     All of our marketing service revenues are generated through our website, and we expect to continue to derive a significant proportion of our revenues from marketing. Marketing represents our largest source of revenues, accounting for 82.8%, 80.6% and 74.7% of our revenues in 2008, 2009 and 2010, respectively. In particular, our new home business accounted for 87.6%, 85.1% and 82.3% of our marketing service revenues in 2008, 2009 and 2010, respectively. New home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.
     Although the online marketing industry in China has been growing, advertisers in the real estate sector in China have typically relied on traditional forms of advertising media, such as newspapers, magazines and outdoor advertising. If we are unable to retain and develop our base of advertising customers, including property developers and home furnishing and improvement product and service providers, our business may not grow as quickly as we expect. Moreover, advertisers may not continue to do business with us if they do not perceive our marketing services to be effective or our user demographics to be desirable.
     Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:
•	the amount of user traffic on our website, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

•	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional online advertising media; and

•	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages.
     If we are unable to remain competitive and provide value to our advertisers, they may stop placing advertisements with us, which would have a material adverse effect on our business, financial condition and results of operations.
     If we are unable to continue to obtain listings from our key customer groups, including property developers, real estate agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.
     We derive a significant portion of our revenues from our listing services. In 2008, 2009 and 2010, listing service revenues represented approximately 15.4%, 13.8% and 18.0%, respectively, of our total revenues. Our strategy includes persuading property developers, real estate agents, brokers and property owners and managers to list their properties on our website. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our website, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, none of our listing agreements are exclusive. Our listing customers may choose not to continue to use our listing services and may choose to utilize the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our website could become less attractive to users. In turn, if we experience reduced user traffic on our website, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.
     We derive a substantial portion of our revenues from four major urban centers in China, in particular, Beijing and Shanghai, and we face market risk due to our concentration in these major urban areas.
     We derive a substantial portion of our revenues from four major urban centers in China, i.e., Beijing, Shanghai, Shenzhen and Guangzhou. In 2008, 2009 and 2010, we generated revenues of US$54.6 million, US$72.9 million and US$124.6 million, respectively, or 52.4%, 57.4% and 55.5% respectively, of our revenues, from these four urban centers. In particular, in 2008, 2009 and 2010, Beijing and Shanghai, in aggregate, accounted for US$43.7 million, US$60.5 million and US$103.5 million, respectively, or 42.0%, 47.6% and 46.1%, respectively, of our revenues. We expect these four urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or a slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced.

     We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
     We face competition from other companies in each of our primary business activities. In particular, online real estate and home furnishing and improvement Internet service market in China is becoming increasingly competitive. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate and home furnishing and improvement Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be better able to position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. In particular, any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate and home furnishing and improvements in the Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate or home furnishing and improvement Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.
     In addition, we have faced and may continue to face strong competition from regionally focused websites providing regional real estate listings together with localized services. Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the Internet services market for real estate and home furnishing and improvement in China would have a material adverse effect on our business, financial condition, results of operations and prospects.
     Failure to maintain and enhance brand awareness for our website could lead to loss of existing customers and qualified personnel.
     We believe maintaining and enhancing our brand name as a leading real estate and home furnishing and improvement Internet company in China is a critical part of our strategy. In addition to promoting the SouFun brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate and home furnishing and improvement research reports to members of the real estate and home furnishing and improvement sectors, participation in real estate and home furnishing and improvement research organizations, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in customer recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.
     Loss of our right to use the “SouFun” brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation.
     We consider our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantages. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. The measures we take to protect our intellectual property rights may not be adequate and policing the unauthorized use of our intellectual property is difficult and expensive.
     We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “” (“SouFun” in Chinese) individually for use in certain relevant industry categories. We have successfully registered the dual-language trademarks in certain industry categories, but our applications for certain other industry categories have encountered conflicts with existing registrations or applications for similar trademarks by another PRC company in certain industry classes. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several years to complete. According to CCPIT Patent & Trademark Law Office, our intellectual property agent, in practice, determination of the title to a trademark is generally made on the basis of three elements: (i) who has first applied for registration of the trademark in dispute; (ii) who has first used the trademark in dispute; and (iii) who has the reputation of using such trademark in the market. CCPIT Patent & Trademark Law Office is of the opinion that we first applied for and used the relevant trademarks, and our use of such trademarks has been reputable in the market. However, unless and until we secure the trademark registrations for which we have applied, we may be unable to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if the conflicting trademark applications are not resolved in our favor, we may be unable to use part or all of our current name or trademarks in our business operations. Our business, financial condition and results of operations may be materially and adversely affected if we lose the right to use the “SouFun” brand names, or if we are unable to prevent third parties from using our trademarks, as we would not be able to leverage such brand names to develop our business and protect the brand’s reputation and would lose the benefits of brand awareness among Internet users in China.
     In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China is uncertain and still evolving, and could involve substantial risks. The laws and enforcement procedures in China are not yet well developed, and do not protect intellectual property rights to the same extent as laws and enforcement procedures in the United States and other jurisdictions. Furthermore, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources and have a material adverse effect on our business, financial condition and results of operations. If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, growth prospects and profitability may suffer.
     Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.
     We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 73.3%, 69.7% and 62.3% of our total revenues in 2008, 2009 and 2010, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. For example, the rapid expansion of the property market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong Province, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. Since the late 1990s, property prices and the number of new property development projects have generally been increasing in major cities. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home furnishing and improvement services and for real estate- and home furnishing and improvement-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.
     The real estate market in China is typically affected by changes in government policies affecting the financial markets and related areas. In the past, the PRC government has adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant increases in home sales as well as prices. In 2007, home sales and prices in China rose rapidly to unprecedented levels, culminating in a housing downturn beginning in late 2007 due to the PRC government’s intervention in the real estate market to stabilize market prices and reduce market speculation.
     The PRC real estate market may experience a downturn in the future, as home sales and prices in China have experienced a rapid increase since early 2009. In response, the PRC government has promulgated a series of policies since late 2009 to cool down what is considered to be an over-heated real estate market, such as restrictions on the provision of loans for buyers upon their third or subsequent home, raising the minimum down-payment amount and lending rates for purchasers of second homes, strengthening the supervision of the purchase and financing of land acquisitions by real estate developers. In April 2010, the PRC government announced further tightening measures targeted at the PRC property markets nationwide, such as raising the minimum down-payment to 50% for purchasers of their second homes and to 30% for purchasers of their first residential properties exceeding specified gross floor areas, and restricting the ability of developers to finance properties through pre-sales. In response to such policies, certain local PRC governmental agencies, including agencies in Beijing, Guangzhou and Shenzhen, which are China’s major urban centers where we have operations, introduced implementation rules in April 2010, May 2010 and May 2010, respectively. On September 29, 2010, the People’s Bank of China and China Banking Regulatory Commission, or CBRC, jointly issued a notice according to which the minimum down payment has been raised 30% for all first property purchases, and commercial banks throughout China are required to suspend mortgage loans for purchasers of a buyer’s third residential property. Later in 2010 and in early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular:
•	The minimum down payment for the second housing unit purchased by a family is increased from 50% to 60% and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•	The business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than five years, and on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased five or more years ago;

•	All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•	Real property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing. In Chongqing, the real property tax is also imposed on local independent houses owned by individuals; and

•	In the circular promulgated by the General Office of the State Council on January 26, 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective price control targets for 2011.
     In addition, due to concerns about inflation, the People’s Bank of China (“PBOC”) significantly increased the reserve requirement ratio for PRC commercial banks beginning in February 2010. The reserve requirement ratio refers to the amount of funds that PRC banks must hold in reserve with the PBOC against deposits made by their customers. During the first five months of 2011 (through May 30, 2011), the PBOC increased the reserve requirement ratio four times, each by 50 basis points with the last adjustment effective on May 18, 2011 to 21.0%. Increases in the reserve requirement ratio may negatively impact the amount of funds available to lend real estate developers and home buyers by commercial banks in China, which in turn may negatively impact our business, prospects, financial condition and results of operation.
     These policies and rules have aimed to stem rising prices by targeting financing rules, multiple-unit ownership and tax policy. These or other policies and rules aimed at controlling growth in the real estate markets in China have affected and could further affect demand for marketing, listing or other services related to real estate advertising, which could have a material and adverse impact on our business, financial condition and results of operations. Any of the following could cause a decline in home sales and prices, which in turn could affect the demand for real estate and home furnishing and improvement services and advertising:
•	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;

•	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

•	policies regarding land supply;

•	significant increases in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the recent announcement regarding the reinstatement of a sales tax on residential property sales by individuals within five years of purchase;

•	adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;

•	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or franchise business or related fees and commissions; or

•	other PRC government policies or regulations that burden real estate transactions or ownership.
     Because such macroeconomic and regulatory measures may not have a significant impact on investment and consumption patterns until several months after the measures are implemented, it is too early to determine the extent to which recent monetary, fiscal and other policy measures may have on our business, prospects, financial condition and results of operation. Furthermore, the level of investment in real estate construction in China may level off or decrease as a results of these or other measures, which in turn may negatively impact our business, prospects, financial condition and results of operation.

     Regulation of the Internet industry in China, including censorship of information distributed over the Internet, may materially and adversely affect our business.
     China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the General Administration of Press and Publication (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party.
     If any Internet content we offer or will offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse affect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our website in China.
     If any of our consolidated controlled entities fails to maintain the applicable licenses and approvals held by it under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or any of our PRC subsidiaries or consolidated controlled entities fail to pass its annual government inspection or obtain renewal of its business license, our business, financial condition and results of operations would be materially and adversely affected.
     The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, the State Administration of Industry and Commerce, or SAIC, the General Administration of Press and Publication, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.
     Our consolidated controlled entities are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an Internet content provider license, or ICP license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses. Each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising, however, may be required to obtain additional licenses, including an Internet publication license and/or an Internet news information service license, as these entities may be deemed by the PRC regulatory authorities to be engaged in the provision of Internet publication services and Internet news information services. Since our website includes online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites or data in microblogs or online discussion forums, on our website for discussion with other users, the release of such information on our website may trigger the requirement for each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising to obtain an Internet publication license in China. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our website may trigger the requirement to obtain an Internet news information license in China.
     Beijing Technology, Beijing Internet, Beijing JTX Technology, Beijing China Index and Beijing Advertising have applied to the relevant government authorities for Internet publication licenses and/or Internet news information service licenses in accordance with applicable PRC laws, rules and regulations. The relevant government authorities have informed us orally on an informal basis that these applicants do not need to apply for the Internet publication licenses on the basis of their current business operations. However, such government authorities have not informed us as to when they will make a formal decision on whether these applicants need to apply for, and, if such application is required, whether such government authorities will issue, the Internet news information service licenses on the basis of the current business operations of such applicants. We are also continuing our discussion with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses and to provide the relevant government authorities with supplemental information as requested. We, like many other similarly-situated business operators, have been operating our businesses without such licenses. Based on our informal discussions with the relevant government authorities and after completion of applications for Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising, we believe we will comply with the legal requirements to apply for the licenses. However, King & Wood, our PRC legal counsel, has indicated that it is unable to express an opinion regarding our compliance with the legal requirements relating to the applications for these Internet news information service licenses because (1) the relevant PRC regulatory authorities have significant discretion in interpreting the laws, rules and regulations applicable to the issuance of Internet publication licenses and Internet news information service licenses, including the legal requirements stipulated in the relevant laws, rules and regulations; and (2) the relevant PRC regulatory authorities have broad discretion in determining whether the relevant company has complied with the legal requirements interpreted by the relevant PRC regulatory and authorities. In particular, our PRC counsel has informed us that it is unclear whether the PRC regulatory authorities will request further information or impose stricter standards for successful application for these licenses. Since we are not a traditional news agency and it is unclear whether the relevant PRC licensing laws, rules and regulations relating to the provision of Internet news information services are meant to regulate our business operations, our PRC counsel has also expressed its inability to provide an opinion as to whether we would be in compliance with such PRC laws, rules and regulations by continuing to operate our business while applying for such licenses.
     We have not received, nor have we learned that any other similar-situated business operator has received, any notice from the regulators threatening to suspend such business operations due to the lack of such licenses. However, despite the oral confirmation by the relevant government authorities as described above, if the PRC regulators take a more restrictive view or position on such regulation, then under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain an Internet publication license and/or Internet news information service license may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Although Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising have not received any revenues directly from Internet publication services or Internet news information services, we cannot assure you that the PRC regulatory authorities will not impose any such penalties. Any such disruption in the business operations of our consolidated controlled entities could materially and adversely affect our business, financial condition and results of operations.
     Unexpected network interruptions or security breaches, including “hacking” or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our website and damage our reputation and brands.
     Our business depends heavily on the performance and reliability of China’s Internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:
•	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our website;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.
     Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our website through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and Shanghai and all information on our website is backed up weekly. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.
     We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our website to mirror our online resources, either of which could increase our expenses and reduce our net income.
     Breaches of security in connection with our website could expose us to potential liability and harm our reputation.
     Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information, and could harm our reputation and reduce our ability to attract customers and users. Any future security breaches, if any, may result in a material adverse effect on our business, financial condition, results of operations and prospects.
     The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.
     Our business depends on the performance and reliability of the Internet infrastructure in China. Substantially all access to the Internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
     We also rely on China Telecommunications Corporation, or China Telcom, and China United Netcom (Hong Kong) Ltd, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.
     You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.
     The real estate sector in China is characterized by seasonal fluctuations, which may cause the growth rate of our revenues to vary from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of marketing and listing services, our quarterly revenues and results of operations are likely to be affected by:
•	seasonality of the real estate market and real estate consumers’ purchasing patterns;

•	our ability to retain existing customers and attract new customers for our marketing and listing services;

•	the amount and timing of our operating expenses and capital expenditures;

•	the adoption of new, or changes to existing, governmental regulations;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the real estate industry and to China.
     These factors are difficult to discern in our historical results since our revenues have grown rapidly in recent years. As a result, you should not rely on our quarter-to-quarter comparisons of our results of operations as indicators of likely future performance.
     Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.
     As an Internet portal company, we participate in an industry characterized by rapidly changing technology and new products and services. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the ease of use, functionality and features of our website. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users, which could affect our marketability as a popular advertising and listing media. If we are not successful in incorporating new Internet technologies, our future profitability and growth could be materially and adversely affected.
     Our revenues and profitability could suffer if we are unable to successfully implement our growth strategies or manage our growth effectively.
     We intend to grow our business by rolling out our full suite of services, including marketing and listing services for our new home, secondary and rental properties and home furnishing and improvement businesses, from the 44 cities where we provide all our currently available services as of December 31, 2010 to more cities across China where we currently offer primarily real estate and home furnishing and improvement content coverage through our localized website portals. We also plan to expand into new geographic areas and sectors. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. Moreover, due to the breadth and diversity of the PRC real estate and home furnishing and improvement market, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our secondary and rental property and home furnishing and improvement businesses in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.
     Increases in the volume of our website traffic as a result of our expansion into new geographic regions could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause the number of real estate search inquiries, advertising impressions, other revenue producing offerings and our informational offerings to decline, any of which could significantly reduce our revenue growth and our brand loyalty. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if our systems cannot handle current or higher volumes of traffic. Mismanagement of any of our services in new or existing markets or the deterioration of the quality of our services could significantly damage our brand names and reputation and adversely impact our ability to attract and retain customers and visitor traffic.
     Our growth plans place a significant demand on our management, systems and other resources. In addition to training and managing a growing workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and have a material adverse effect on our business, financial condition and results of operations.
     The members of our senior management team, in particular, Mr. Vincent Tianquan Mo (“Mr. Mo”), our founding shareholder, director and executive chairman, have played an important role in the growth and development of our business, and if we are unable to continue to retain their services, our business, financial condition and results of operations could be materially and adversely affected.
     Our future success is significantly dependent upon the continued services of our senior management. In particular, Mr. Mo has played an important role in the growth and development of our business. To date, we have relied heavily on the expertise and experience of Mr. Mo and other senior management personnel in our business operations, including their extensive knowledge of the PRC real estate market, their strong reputation in the PRC real estate industry, and their relationships with our employees, relevant regulatory authorities and many of our customers. If Mr. Mo or other senior management personnel are unable or unwilling to continue in their present positions, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify their successors. In addition, if Mr. Mo or other senior management personnel join a competitor or form a competing company, we may lose our customers, and our collaboration arrangements may be disrupted, which would have a material adverse effect on our business, financial condition, results of operations and prospects. We do not maintain key-man insurance for Mr. Mo or other senior management personnel.
     Failure to attract and retain qualified personnel could jeopardize our competitive position.
     As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives. If we fail to successfully attract new personnel or retain and motivate our current personnel, we may lose competitiveness and our business, growth, profitability and prospects could be materially and adversely affected.
     We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.
     We cannot be certain that our services and information provided on our website do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.
     In particular, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful and we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially be subject to civil liability for damages and faces fines, penalties or other sanctions, including forfeiture of profits earned from illegal use of the trademark. See “—Loss of our right to use the ‘SouFun’ brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation.” In addition, Beijing China Index was fined RMB10,000 in 2008 by the local branch of SAIC in connection with the use of the trade name “China Index Research Institution” for providing consulting services on our website. If we continue to do so, we could be subject to additional fines, penalties or other sanctions. In addition, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our website, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merit, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, as we have expanded, and may continue to expand, our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.
     We are exposed to potential liability for information on our website and for products and services sold over the Internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability.
     We provide third-party content on our website such as real estate listings, links to third-party websites, advertisements and content provided by users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our website, including statistics or other data we compile internally, or information contained in websites linked to our website contains errors or omissions, and users could seek damages for losses incurred as a result of their reliance upon incorrect information. In addition, our website could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities.
     Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.
     Potential acquisitions, which form part of our strategy, may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.
     Potential acquisitions form part of our strategy to further expand our business. Future acquisitions and the subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, our management will need to ensure that the acquired business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, future acquisitions could expose us to potential risks, including:
•	risks associated with the assimilation of new operations, services, technologies and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses.
     We have experienced problems with our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.
     Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.
     We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2011. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
     In connection with the audit of our financial statements for the year ended December 31, 2010, our independent registered public accounting firm, Ernst & Young Hua Ming identified the following as a material weakness involving internal control over financial reporting: we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Ernst & Young Hua Ming also identified the following as deficiencies in our internal control over financial reporting: (1) a lack of formal documentation on transfer pricing policy; (2) a lack of formal approval and documentation for cash management and investment activities; and (3) ineffective information technology control environment for accounting and key business systems.
     We are taking steps to remediate all significant deficiencies identified by Ernst & Young Hua Ming. However, if we fail to timely achieve disclosure controls and procedures on and maintain effective internal control over financial reporting, we and our independent registered public accounting firm may not be able to conclude that we have effective disclosure controls and procedures on internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.
     Our Chairman may be forbidden from acting as a director, supervisor or as a member of senior management of our PRC subsidiaries and consolidated controlled entities.
     Due to a change in our business strategy in Tianjin and after our contribution of US$49,900 out of US$500,000 of the registered capital in 2001, we ceased business operations at SouFun Tianjin and did not complete the contribution of registered capital to SouFun Tianjin. Failure to contribute such registered capital is a violation of SouFun Tianjin’s constitutive or organizational documents. In January 2008, the relevant SAIC authorities withdrew the business license of SouFun Tianjin. Based on our communications with the relevant SAIC authorities, SouFun Tianjin’s business license was withdrawn due to our failure to fully contribute to our committed capital. We are currently discussing with the relevant SAIC authorities in Tianjin to dissolve SouFun Tianjin. According to applicable PRC laws, rules and regulations, if a person, as the “legal representative” of a PRC company, i.e., a member of the company’s senior management so designated in the company’s constitutive documents, who bears the most corporate fiduciary duty in the company, is liable for the revocation of the business license of such company for its illegal conduct, such person may not serve as any PRC company’s director, supervisor or senior management personnel for a three-year period commencing from the date of such revocation of the business license. Since Mr. Mo, our founding shareholder, director and executive chairman, was chairman of the board of directors, general manager and legal representative of SouFun Tianjin since its inception. Accordingly, if Mr. Mo is deemed by the relevant PRC regulatory authorities to bear personal responsibility for this failure to fully pay such registered capital, he may be forbidden from acting as a director, supervisor or as a member of senior management of all our PRC subsidiaries and consolidated controlled entities for three years up to January 2011. As of the date of this annual report, Mr. Mo has not received any notice to that effect from any PRC regulatory authorities and his service as the director and/or as a member of senior management of our PRC subsidiaries and consolidated controlled entities has not been impacted or challenged by any PRC regulatory authorities. However, we cannot assure you that SAIC will not issue such a notice or make a contrary determination as SAIC has considerable discretion in interpreting such PRC laws, rules and regulations. Should SAIC issue such a notice or make a contrary determination, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify Mr. Mo’s successor.

     Our customers may not repay commitment deposits we have provided to them or may fail to honor the related exclusive online marketing or listing agreements with us.
     As of December 31, 2010, we provided commitment deposits of RMB50.0 million (US$7.6 million) to Beijing Wei Ye Hang Real Estate Agent Company (“Wei Ye Hang”), an independent third party in exchange for being appointed the exclusive online marketing/listing service provider for a property development in Hainan, China. The deposit was interest-free and was not secured by any collateral or security interest. The deposit was to be repaid within six months after the date of receipt of the deposit by Wei Ye Hang. Wei Ye Hang repaid the commitment deposit in full on February 1, 2011.
     Going forward, we may continue to provide commitment deposits to independent third parties, provided that the commitment deposits paid to our customers must be applied toward the specified real estate development projects to fund their development, sales and marketing activities and general working capital, and may not be used to pay for marketing or listing services provided by us. Property development is a capital-intensive business and subject to various risks and uncertainties, including those disclosed in the risk factor titled “—Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.” Therefore, the ability of commitment deposit recipients to repay our deposits at maturity will be subject to the risks associated with the property market in general and the subject property projects in particular. Should we be unable to recover our commitment deposits, whether due to the recipient’s failure to honor our contractual arrangements, such party’s bankruptcy, contractual disputes, or otherwise, we could suffer the loss of our commitment deposits and may be unable to secure exclusive rights for the provision of online marketing or listing services for that customer’s property project.
     Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.
     As of March 31, 2011, we had 80 leased properties in China with an aggregate GFA of approximately 50,854.93 sq.m. Approximately 60 of our leased properties, representing approximately 24,924 sq.m., all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlord’s failure to duly register the lease with the relevant PRC government authority.
     According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. In addition, according to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.
     We have initiated steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.
     We have limited business insurance coverage in China.
     The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse affect on our business and prospects.
Risks Relating to Our Corporate Structure
     If the PRC government determines that the Structure Contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

     As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Specifically, foreign entities are not allowed to own more than a 50% equity interest in any PRC company operating an ICP business and are only allowed to directly own 100% of the equity interest of a PRC company operating an advertising business if such foreign entity has at least three years of direct experience operating an advertising business outside China, or less than 100% of the equity interest in the advertising business if the foreign investor has at least two years of direct experience operating an advertising business outside China. Currently, we do not directly operate an advertising business outside China and cannot qualify under PRC laws, rules and regulations to invest directly in a PRC entity that provides advertising services in China and our PRC foreign-invested subsidiaries may be prohibited from providing advertising services.
     To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through a series of contractual arrangements entered into among two of our PRC subsidiaries, SouFun Media and SouFun Network, our 11 consolidated controlled entities, and their respective shareholders, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements, exclusive call option agreements, and intra-group memoranda of understanding, each as amended. See Item 7 “Major Shareholders and Related Party Transactions —Related Party Transactions—Structure Contracts.” As a result of these contractual arrangements, we demonstrate the ability to control the consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund the losses of the consolidated controlled entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.
     On July 26, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we terminated the trademark license agreements and domain name license agreements between Beijing Advertising and us as well as those between Beijing Internet and us in August 2006. As of December 31, 2010, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun” and “Jia Tian Xia” to the relevant consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies, such as ours, that operate in China. See Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.”
     If the past or current ownership structures, Structure Contracts and businesses of our Company, our PRC subsidiaries and our consolidated controlled entities are found to be in violation of any existing or future PRC laws, rules or regulations, MIIT and other relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries or consolidated controlled entities, whose business and operating licenses are essential to the operation of our business;

•	levying fines of the greater of RMB500,000 or an amount up to five times the revenues generated from operating activities violating the relevant regulations;

•	confiscating our income or the income of our PRC subsidiaries and/or consolidated controlled entities;

•	shutting down our servers or blocking our website;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries and/or consolidated controlled entities;

•	imposing conditions or requirements with which we, our PRC subsidiaries and/or consolidated controlled entities may not be able to comply;

•	requiring us, our PRC subsidiaries and/or consolidated controlled entities to restructure the relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.
     We cannot assure you that the relevant PRC regulatory authorities will not require that we restructure our Structure Contracts to comply with the MIIT Notice or that we can restructure our ownership structure without material disruption to our business. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could materially disrupt our ability to conduct our business and have a material adverse affect on our financial condition and results of operations.
     We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
     Our wholly-owned subsidiaries, SouFun Media and SouFun Network, are considered foreign-invested enterprises in China and are, therefore, not permitted under the current PRC laws, rules and regulations to hold the ICP licenses and to operate the advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our website and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, and Richard Jiangong Dai (“Mr. Dai”), our president and chief executive officer who is our director of our Company. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we demonstrate management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
     Contractual or other arrangements among our affiliates may be subject to scrutiny by PRC tax authorities, and a finding that we or our affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.
     As a result of the Structure Contracts, we are entitled to substantially all of the economic benefits of ownership of the consolidated controlled entities and also bear substantially all of the economic risks associated with consolidated controlled entities. If the PRC tax authorities determine that the economic terms, including pricing, of our arrangements with our consolidated controlled entities were not determined on an arm’s length basis, we could be subject to significant additional tax liabilities. In particular, the PRC tax authorities may perform a transfer pricing adjustment, which could result in a reduction, for PRC tax purposes, of deductions recorded by our consolidated controlled entities. Such a reduction could increase the tax liabilities of our consolidated controlled entities without reducing the tax liabilities of our PRC subsidiaries. This increased tax liability could further result in late payment fees and other penalties to our consolidated controlled entities for underpaid taxes. Ernst & Young Hua Ming, our registered independent public accounting firm, in their audit of our financial statements included in this annual report, have also identified our lack of formal documentation on such transfer pricing policy to be a deficiency in our internal control over financial reporting. See “—Risks Relating to Our Business— We have experienced problems with our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.” Any payments we make under these arrangements or any adjustments in payments under these arrangements that we may make in the future will be subject to the same risk. Any of these events could materially reduce our net income.

     Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.
     Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, pursuant to the Structure Contracts, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages. In addition, pursuant to these Structure Contracts, if Mr. Mo or Mr. Dai were to terminate their employment with us, they would be obligated to transfer their respective share ownership in any of our consolidated controlled entities to us or our designee. If Mr. Mo or Mr. Dai were to refuse to effect such a transfer, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.
     We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.
     As of December 31, 2010, Media Partner Technology Limited, or Media Partner, also one of our corporate shareholders whose shares are held in an irrevocable discretionary trust established by Mr. Mo, and Next Decade together hold approximately 29.5% of our outstanding share capital and approximately 71.4% of our voting power under our dual-class ordinary share structure, and are our largest shareholders. General Atlantic and Apax each holds approximately 20.2% of our outstanding share capital and approximately 5.1% of our voting power immediately following the completion of our initial public offering. In addition, Next Decade has also entered into a call option agreement with General Atlantic and a call option agreement with Apax pursuant to which Next Decade has the option to purchase 987,656 Class A ordinary shares from each of them at any time during the two-year period after the closing of our initial public offering. Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.
     The continuing cooperation of our significant shareholders on an on-going basis, including Media Partner and Next Decade, is important to our businesses. Without their consent or cooperation, we could be prevented from entering into transactions or conducting business that could be beneficial to us. We cannot assure you, however, that the interests of our significant shareholders would not differ from the interests of our other shareholders, including investors in the ADSs.
Risks Relating to China
     China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition and results of operations.
     Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in relation to the Internet, online marketing and real estate industries in China. A slowdown of economic growth in China could reduce the sale of real estate and related products and services, which in turn could materially and adversely affect our business, financial condition and results of operations.
     The PRC economy differs from the economies of most developed countries in many respects, including: a higher level of government involvement; the on-going development of a market-oriented economy; a rapid growth rate; a higher level of control over foreign exchange; and a less efficient allocation of resources.
     While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to us.
     The PRC economy has been transitioning from a centrally-planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s which emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
     The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations
     Prior to January 1, 2008, our PRC subsidiaries were governed by the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, and generally subject to enterprise income taxes at a statutory rate of 33.0%, which consists of a 30.0% national income tax and 3.0% local income tax. Under the PRC enterprise income tax law that existed prior to January 1, 2008, or the Old EIT Law, some of our subsidiaries were qualified for preferential tax treatment upon satisfying certain criteria. For example, SouFun Media and SouFun Network each obtained a “new and high technology enterprise certificate,” which entitled them to a preferential income tax rate of 15.0% and an exemption from foreign enterprise income tax for three years starting from the calendar years of 2003 and 2006, respectively. These companies are also entitled to a 50.0% tax reduction for the three years beginning from 2006 and 2009, respectively.
     In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises and domestic enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai would be 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011, 2012, respectively, and 25.0% thereafter. As a result of these changes in tax rates, our profitability, net income and earnings per share may be affected by the increase in the enterprise income tax rate.
     In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises strongly supported by the state,” which would be entitled to a statutory tax rate of 15.0%. Currently, five of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises strongly supported by the state.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises strongly supported by the state” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability.
     On April 21, 2010, the State Administration of Taxation, or SAT, issued Circular 157, or Circular 157, which stated that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under a 2007 circular No. 39, or Circular 39, may choose (i) the reduced tax rate of 15.0% applicable to “high and new technology enterprises strongly supported by the state” or (ii) the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. They are not allowed to enjoy the 50.0% reduction of enterprise income tax calculated based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15.0%. Circular 157 applies retroactively from January 1, 2008.
     As a consequence of Circular 157, the income tax rates we used in our audited consolidated financial statements for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” were 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively. As we believe Circular 157 is similar to a change in tax law and should be retroactive from January 1, 2009 an additional tax expense of US$7.5 million was recognized in the year 2010 to account for the cumulative effect of Circular 157 for the two years ended December 31, 2010. This additional tax expense consists of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million. We are in the process of discussing the settlement procedures for the additional tax required under Circular 157.

     We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.
     We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors of an enterprise. In April 2009, SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See Item 10 “Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.” Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, King & Wood, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income. The New EIT Law provides that dividend income between qualified resident enterprises is exempted income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through Bravo Work and Max Impact from SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng, would be exempt income under the New EIT Law and its implementing rules if each of Bravo Work and Max Impact is deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions. If the PRC tax authority determines that we and some of other subsidiaries, such as Bravo Work and Max Impact are PRC resident enterprises, we and such subsidiaries may be subject to enterprise income tax at the rate of 25.0% as to our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.
     We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.
     As a holding company, we rely primarily on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, which include funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
     Our subsidiaries are entities incorporated and established in China and therefore, are subject to certain limitations with respect to dividend payments. PRC regulations currently allow payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each year, Beijing Information, which is a joint venture and one of our subsidiaries, is required to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards, to its reserve fund, enterprise development fund and employee incentive and welfare fund. Each of our other subsidiaries in China and our consolidated controlled entities are also required to allocate a portion of their after-tax profits to their respective reserve funds, until the reserve reaches 50.0% of the company’s registered capital. Allocations to these reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Such restrictions on the ability of our subsidiaries and consolidated controlled entities to transfer funds to us could adversely limit our ability to grow, pay dividends, make investments or acquisitions that could benefit our businesses or otherwise fund and conduct our businesses.
     Under the relevant PRC tax law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises were exempted from PRC withholding tax. However, under the New EIT Law and its implementing rules, non-resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishment inside China, are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. Similarly, any gains realized on the transfer of shares by such investors are also subject to a 10.0% PRC income tax if such gains are regarded as income from sources within China.
     According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided however that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.”
     Bravo Work, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in SouFun Media and SouFun Network. Max Impact, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in Beijing Zhong Zhi Shi Zheng. Neither we nor King & Wood, our PRC legal counsel, is certain as to whether it is more likely than not that PRC tax authorities would require or permit Bravo Work and Max Impact, our Hong Kong subsidiaries, to be treated as PRC resident enterprises. To the extent that Bravo Work and Max Impact are each considered a “non-resident enterprise” under the Tax Agreement, dividends paid by SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng, to Bravo Work and Max Impact, respectively, may be subject to a maximum withholding tax rate of 10.0%. See Item 10 “Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”
     The discontinuation of the previously available exemption from withholding tax as a result of the New EIT Law and its implementing rules have and will increase our income tax expenses and reduce our net income, and may materially reduce our profitability.
     SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.
     On December 12, 2007, our then board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our then existing shareholders subsequently agreed that the amount of the dividends be reduced to RMB300.0 million. In addition, on February 20, 2009, our then board of directors adopted additional resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly-owned subsidiaries, SouFun Media and SouFun Network, and the entities authorized by SouFun Media or SouFun Network, as the case may be, including Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. The RMB 300.2 million dividend payments were recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans to domestic borrowers.
     Pursuant to the General Lending Code implemented in August 1996 by the People’s Bank of China, or PBOC, the central bank of China, commercial lending in China must be made by or through a “PRC-qualified financial institution” as defined under the General Lending Code. As none of the payors is or was at the relevant time a “PRC-qualified financial institution” as defined under the General Lending Code, PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. If PBOC instructs these entities to terminate such overseas loans and domestic loans, we have to fully repay the overseas loans from SouFun Media and SouFun Network, and SouFun Media and SouFun Network have to fully repay the domestic loans to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities.
     Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, as amended, a PRC entity is required to apply for PRC SAFE, approval prior to extending commercial loans to offshore entities such as our Company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. According to the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine of up to RMB300,000 for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require SouFun Media and SouFun Network to register the overseas loans to us and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine of up to RMB300,000 based on the PRC Foreign Currency Administration Regulations. We cannot assure you that SouFun Media and SouFun Network will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot ensure that we, SouFun Media or SouFun Network will not be subject to such warnings, penalties or other administrative penalties resulting from the overseas loans.
     According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities for the deemed interest income with regard to the arrangements for the overseas and domestic loans. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by PBOC. We intend to fully repay such loans to SouFun Media and SouFun Network before June 30, 2011, but we cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant variable interest entities for any deemed interest income with respect to these loans.
     King & Wood, our PRC legal counsel, has advised us that SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and our consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with any dividend distributions they make. However, because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, neither we nor King & Wood, our PRC legal counsel, are able to predict the likelihood that the risks described here will be realized.
     The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.
     In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries include one Sino-foreign equity joint venture and several wholly-foreign-owned enterprises, including SouFun Media and SouFun Network, which are each wholly-owned by Bravo Work, a company incorporated in Hong Kong. These PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.
     Moreover, China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. All such uncertainties could materially and adversely affect our business, financial condition and results of operations.
     Government control of currency conversion may limit our ability to utilize our revenues effectively.
     Substantially all of our revenues and operating expenses are denominated in Renminbi. Under applicable PRC law, the Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import or export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of the principal of loans.
     Our PRC subsidiaries currently may purchase foreign currencies for settlement of current account transactions, including payment of dividends to us. As of December 31, 2010, we had dividends totaling RMB299.8 million (US$39.6 million), which remain outstanding. If we endeavor to fund the payment of these outstanding dividends to our shareholders through license fees from our operating income or from the distribution of dividends from our PRC subsidiaries, our PRC subsidiaries may also need to purchase foreign currencies for settlement of current account transactions. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future.
     Foreign exchange transactions under the capital account are still subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside China, including by means of loans or capital contributions from us.
     Since substantially all of our future revenues will be denominated in Renminbi, including fees and payments from our PRC consolidated controlled entities pursuant to the Structure Contracts, existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund expenditures denominated in foreign currencies, including any dividends that our PRC subsidiaries may pay to us in the future.
     If SAFE determines that its foreign exchange regulations apply to us and our shareholding structure, a failure by our shareholders who are PRC citizens or residents to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005, which was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as Notice 75. Under Notice 75, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.
     For example, the shares of Media Partner and Next Decade, two of our direct shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo. Mr. Mo completed the transfer of his equity ownership to these irrevocable discretionary family trusts, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. We have been unable to obtain confirmation from SAFE as to whether Notice 75, in fact, applies to us or our shareholders due to the fact that, in the case of Mr. Mo, before the establishment of the family trusts, Mr. Mo was our indirect shareholder. Due to the uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. In addition, if SAFE determines that Notice 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Notice 75. If Notice 75 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Notice 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.
     We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.
     Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, issued in January 2007 by SAFE and the relevant guidance issued by SAFE in March 2007, PRC domestic individuals who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Accordingly, our employees who are PRC nationals resident in China that have been granted share options will be subject to these rules upon the listing of our ADSs on the New York Stock Exchange and their foreign exchange income from the sale of shares or dividends distributed by us as an overseas-listed company must be remitted into China. In addition, we, our PRC subsidiaries or other qualified PRC agent are required to appoint an asset manager or administrator and a custodian bank, as well as to open a foreign currency account to handle transactions relating to the share option or other share incentive plan. If we or our PRC option holders fail to comply with these rules, we may be subject to fines up to RMB300,000 and other legal or administrative sanctions. See Item 4 “Information on the Company—Business Overview—Regulation—Regulations relating to Employee Share Options.”
     Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.
     Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi as substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi, although we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. As a result, fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies without giving effect to any underlying change in our business or results of operations.
     The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we declare and distribute that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. To the extent that we need to convert future financing proceeds into Renminbi for our operations, any appreciation of the Renminbi against the relevant foreign currencies would materially reduce the Renminbi amounts we would receive from the conversion. On the other hand, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments of dividends on our shares or for other business purposes when the U.S. dollar appreciates against the Renminbi, the amounts of U.S. dollars we would receive from such conversion would be reduced. In addition, any depreciation of our U.S. dollar-denominated monetary assets could result in a charge to our income statement and a reduction in the value of our assets.
     In addition, very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

     You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management..
     We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors, and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, King & Wood, our PRC legal counsel, has advised us that China does not have treaties with the United States or most other countries providing for the reciprocal recognition and enforcement of judicial judgments. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration provision may be difficult. Furthermore, an original action may be brought in China against our directors, or executive officers only if the actions are not required to be arbitrated by PRC law and upon satisfaction of the conditions for institution of a cause of action pursuant to the PRC Civil Procedure Law. For example, pursuant to the PRC Civil Procedure Law, the facts alleged in the complaint must give rise to a cause of action under PRC law and the action must fall within the jurisdiction of the PRC courts. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC court to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains some uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.
     We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.
     Our business could be adversely affected by natural disasters, avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks of contagious diseases. In May 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. In addition, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases and other adverse public health developments in China could severely disrupt our business operations or the real estate and home furnishing and improvement markets in China and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.
Risks Relating to Our ADSs
     The market price movement of our ADSs may be volatile.
     The market price of our ADSs may be volatile and subject to wide fluctuations. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:
•	announcements of competitive developments;

•	regulatory developments in our target markets which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online real estate and home furnishing and improvement services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding ordinary shares and ADSs; and/or

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have experienced significant volatility and disruption in recent years. In September 2008, such volatility and disruption reached extreme levels and developed into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they were related to financial services, declined significantly. Future market fluctuations may also have a material adverse effect on the market price of our ADSs.
     The sale or availability for sale of substantial amounts of our ADSs or ordinary shares could adversely affect their market price.
     Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of December 31, 2010, we had 76,065,755 ordinary shares outstanding, including 13,492,896 Class A ordinary shares represented by ADSs. In addition, as of December 31, 2010, there were outstanding options to purchase 12,323,800 of our ordinary shares, including exercisable options to purchase 6,446,020 ordinary shares. All of the ADSs sold in our initial public offering will be freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to in our initial public offering are “restricted securities” as defined in Rule 144 under the Securities Act and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration. Certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See Item 6 “Directors, Senior Management and Employees—Share Ownership—Shareholders’ Agreement” and Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.” Registration of these ordinary shares under the Securities Act would result in such shares becoming freely tradable without any restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered ordinary shares in the public market could cause the price of our ADSs to decline.
     We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.
     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.
     Section 303A of the NYSE Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result.
     As a foreign private issuer, we are exempt from certain disclosure requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.
     As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. companies.
     We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate and home furnishing and improvement Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2010. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. There can be no assurance that we were not a PFIC for our taxable year ended December 31, 2010 or any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in 2011 and future taxable years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see Item 10 “Additional Information—Taxation—United States Federal Income Taxation—U.S. Holders—Status as a PFIC.”
     Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.
     Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us and to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.
     The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
     As a result, public shareholders of Cayman Islands companies may have more difficulty in protecting their interests in connection with actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

     The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
     A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw your ordinary shares and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.
     You may not be able to participate in rights offerings and may experience dilution of your holdings.
     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We cannot offer or sell securities in the United States unless we register those securities under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell such undistributed rights to third parties in this situation. We can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in any rights offerings and may experience dilution of their holdings as a result.
     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
     You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.
     The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.
     We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.
     Pursuant to the New EIT Law, we, Bravo Work or Max Impact may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Relating to China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.” If we, Bravo Work or Max Impact are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax or, a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009, or Circular 124.
     In addition, any gain realized by any investors who are non-resident enterprises of China from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10.0% PRC withholding tax. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.
     Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
     Our shareholders have amended and restated our memorandum and articles of association to provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. The selling shareholders are selling Class A ordinary shares represented by our ADSs in our initial public offering. Most of our existing shareholders, including our founders, directors, and officers, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.
     Due to the disparate voting powers attached to these classes of shares, our existing shareholders will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our Company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change-of-control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
     Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs. We have included certain provisions in our new articles of association that would limit the ability of others to acquire control of our Company. These provisions could deprive our shareholders of the opportunity to sell their ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transactions.
     The following provisions in our current articles of association may have the effect of delaying or preventing a change of control of our Company:
•	Our articles of association provide for a dual-class ordinary share structure; and

•	Our articles of association permit our board of directors, without further action by our shareholders, to issue preferred shares with special voting rights compared to our ordinary shares.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We were incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands, and on July 14, 1999 changed our name to SouFun.com Limited. On June 17, 2004, we changed our corporate domicile to the Cayman Islands, becoming a Cayman Islands exempted company with limited liability. On June 22, 2004, we changed our name to SouFun Holdings Limited.
     In 1999, we established Beijing Information, a PRC equity joint venture, together as an equity partner with Beijing Zhongfangzhi Data Consultancy Co., Ltd., or Beijing Zhongfangzhi, a PRC real estate information company, with us holding a 90.0% equity interest and Beijing Zhongfangzhi holding a 10.0% equity interest. Beijing Information currently provides real estate information services including database services and research reports. From 2000 to 2002, we established four wholly-owned subsidiaries, namely SouFun Shanghai, SouFun Shenzhen, SouFun Guangzhou and SouFun Tianjin, to focus our operations in Shanghai, Shenzhen, Guangzhou and Tianjin, respectively. In 2002, we also established SouFun Media, a wholly-owned subsidiaries, namely SouFun Shanghai, SouFun Shenzhen, SouFun Guangzhou and SouFun Tianjin, to focus our operations in Shanghai, Shenzhen, Guangzhou and Tianjin, respectively. In 2002, we also established SouFun Media, a wholly-owned subsidiary. In 2006, we established SouFun Network, a wholly-owned subsidiary as another operational arm. In August 2006, Telstra International Holdings Ltd., or Telstra International, an indirect, wholly-owned subsidiary of Telstra Corporation Limited, or Telstra, one of the global Fortune 500 companies, became one of our significant shareholders by purchasing 40,726,162 ordinary shares in our Company from existing shareholders for US$254.0 million.
     On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which are traded under the symbol of “SFUN.” On February 18, 2011, we changed the ratio of our ADSs from one ADS for four Class A ordinary share to one ADS for one Class A ordinary share.
     As of March 31, 2011, we had real estate-related content, search services, marketing and listing coverage of 310 cities across China and have what we believe is one of the largest and most comprehensive nationwide databases of online listings for new, secondary and rental properties as well as home furnishing and improvement products and services in China as measured by geographic coverage.

B. Business Overview
Overview
     We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our website in 2010, according to a report issued in February 2011 by CR-Nielsen, an independent market research institution, commissioned by us. We are also a leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen. Through our website, we provide marketing, listing and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly website supports an active online community and network of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current and forthcoming service offerings include:
•	Marketing services: We offer marketing services on our website, mainly through advertisements, to real estate developers in the marketing phase of new property developments as well as to real estate agencies and other home furnishing and improvement vendors who wish to promote their products and services, including home furnishing and improvement products and services, furniture, electronics and other products. We also intend to integrate paid priority placement of customer links in keyword search results into our current search and search ranking services. The substantial majority of our revenues are derived from marketing services;

•	Listing services: We offer basic and special listing services. Basic listing services are mainly offered to real estate agents, brokers, property developers, property owners and managers and providers of home furnishing and improvement products and services, and allow them to post information on properties, home furnishing and improvement and other related products and services on our website. Special listings consist of a customized marketing program primarily involving the coordination and promotion of offline themed events;

•	Other value-added services and products: We offer subscription-based access to our information database, research reports and “total web solution” services, which integrate our customers’ services and products into our website, and also include website design services; and

•	E-commerce services: Since the beginning of 2011, we initiated our e-commerce business on home furnishing and improvement through our portal www.jiatx.com. We offer an online transaction platform and related e-commerce services to suppliers of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic raw materials, furniture, home decoration items, hardwares, bathroom accessories and kitchen utensils. Our revenue from e-commerce services reached US$94,925.3 for the first quarter of 2011.
     We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. We currently maintain 80 offices to focus on local market needs.
     Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers interested in the real estate and home furnishing and improvement markets.
     In 2008, 2009 and 2010, we had revenues of US$104.1 million, US$127.0 million and US$224.5 million, respectively. During the same periods, our net income attributable to our shareholders was US$23.4 million, US$52.7 million and US$63.1 million, respectively. Marketing, listing and other value-added services and products accounted for 80.6%, 13.8% and 5.6%, respectively, of our revenues in 2009 and 74.7%, 18.0% and 7.3%, respectively, of our revenues in 2010. According to CR-Nielsen, in 2008, 2009 and 2010, our website, www.soufun.com, received a weekly average of over 8.2 million, 9.8 million and 10.9 million unique visitors, respectively, and generated a weekly average of over 12.0 million, 12.3 million and 18.2 million website visits, respectively.
Our Services
     We provide (i) marketing services, (ii) listing services, (iii) other value-added services and products, and (iv) e-commerce services to participants in the PRC real estate and home furnishing and improvement sectors primarily through our website.
     Marketing Services
     We target our marketing services toward participants in China’s real estate and home furnishing and improvement sectors. Marketing is our most important business and represented 82.8%, 80.6% and 74.7% of our revenues in 2008, 2009 and 2010, respectively. Our marketing services are delivered through our website and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements combined with our other services. Customers of our marketing services include participants in the real estate market and providers of a broad range of real estate and home furnishing and improvement services in China, such as:
•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.
     A typical advertising campaign includes simple banner advertisements using the customer’s graphics and logos with the fee based primarily on the location of the banner on our website, the geographical market, the number of web pages containing the banner and the length of time that the banner remains on the website. A more complex advertising campaign may employ a wider array of website advertising tools, such as the addition of floating signs, deeper penetration of the website through placements in multiple sections based upon the relevance of the sections to the customer’s products and services, advertising design and campaign consultation and more complex graphics. Individual advertising campaigns typically last from several days to more than one year, but may be extended for longer periods to meet customer requirements.
     We also combine these traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages customized with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. Additional revenues could often be generated by adding features without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home furnishing and improvement sectors are increasingly looking to the Internet as an additional vehicle through which to attract customers.
     We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract with payment due on a monthly basis. The second type is a general contract in which payment must be made on either a quarterly or semi-annual basis or with 50% of the contract amount payable within seven days of the date of entry into the contract and the remainder payable within seven days of the expiration of the contract. We typically offer discounts to our largest customers based primarily on the monetary value of their marketing contracts with us. Such discounts are agreed with our customers at the time of entry into marketing contracts in accordance with guidelines established by our management on an annual basis for each geographic market based on the package of features and services requested, the duration of the marketing campaign, as well as our overall marketing relationship with each such customer. Our marketing contracts are typically one year in duration. Some of our marketing customers may enter into multiple contracts with us during the course of a year for different property developments.
     Listing Services
     Our listing services include basic listing services and special listing services. In 2008, 2009 and 2010, our listing services generated 15.4%, 13.8% and 18.0% of our revenues, respectively. Since 2005, we have also expanded our listings to the home furnishing and improvement sector, enabling suppliers of home furnishing and improvement products and services to participate in special listing programs tailored to their needs, and developing a basic listing database that allows visitors of our website to search for such product suppliers and service providers in China’s home furnishing and improvement sector.
     Basic Listing Services. Basic listing services, which are offered to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new and secondary properties, generated approximately 53.5%, 65.6% and 80.0% of our listing service revenues in 2008, 2009 and 2010, respectively.
     Property developers, owners, agents, brokers, managers and suppliers of home furnishing and improvement products and services subscribe to our basic listing services. Their subscription fees entitle them to posting multiple listings for properties or home furnishing and improvement products and services over the subscription period. The subscription fees are generally fixed and vary from city to city. For example, subscribers in Beijing are generally permitted to post up to 60 individual listings per day for 30 days. These listings may be refreshed or replaced with new listings up to 1,800 times per month. At the time of entering into subscription contracts, we also offer discounts to certain subscribers based on factors such as the total number of listings purchased, the contract amount and our overall relationship with the subscriber, according to guidelines established by our management annually for each geographical market. In certain circumstances, we may adjust our standard discounts based on our overall relationship with such subscriber. We and our customers agree to any applicable discount at the time of entry into online listing subscription contracts.
     Our basic listing subscription contracts are typically one to three months in duration and are renewable upon expiration upon mutual agreement of the parties. We typically collect payments for subscriptions for our basic listing services upon the signing of a subscription contract. The remainder of the contract is payable in installments every three months until the end of the contract term. Some of our basic listing customers may enter into contracts with us for multiple online listing subscription accounts during the course of a year.
     We provide subscribers with a simple software program to assist them to complete and submit their listing information in a standardized format. Information submitted by basic listing subscribers is uploaded to our website by our staff. Alternatively, subscribers may also provide a link to the listings covered by the subscription contract and located on their own website or database.
     Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. For online listings submitted by agents or brokers, their names or the names of their companies will appear as links that allow visitors to click through to additional listings promoted by the same agents or brokers. This overall structure, with some variations, applies to basic listings for new, secondary and rental properties as well as home furnishing and improvement products and services.
     Individual property owners may also list their own properties for sale or rent on our property listing sections without charge. Such free listings do not enjoy prime positioning and are strictly limited to individual, non-real estate professional home owners. To help prevent real estate professionals from abusing the individual property owner basic listing service, we have created a customer hotline for our users to report any abuse.
     In late 2008, we began to offer free trials of our basic listing services. These free trials allow users to preview our basic listing services and gain exposure to our high user traffic. While there is no time restriction on our free trials, we believe there are significant incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services. For example, because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers, we believe free trial users are incentivized to upgrade to a subscription package in order to ensure maximum exposure for their listings. As of December 31, 2008, 2009 and 2010, we had 50,549, 89,826 and 183,473 paid online listing subscription accounts through which our basic listing customers could post property listings. As of December 31, 2008, 2009 and 2010, we had 78,225, 384,553 and 932,719 free online listing subscription accounts through which basic listing trial account users could post property listings.

     Our basic listing service helps us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The increasing amount of our basic listings results in increased user traffic on our website, which we believe can be leveraged to yield more advertising and special listing customers and higher marketing and special listing fees from our institutional customers.
     We update the listing data on our website on a daily basis through our proprietary content management process and software. This proprietary content management process is monitored by our listing monitoring team and allows agents, brokers, property developers, property owners and managers and others to submit new, secondary and rental property listing information in a specific format. During the course of periodic checks and verifications of listing information by our listing monitoring team, our team may encounter false listing information, including, among others, listings in which (i) a real estate agent or broker poses as an individual property owner in order to take advantage of free basic listing services offered to such property owners, and (ii) real estate agents or brokers post false listings of properties for sale or rent, false information on the sale or rental price of a property and duplicate listings of a same property. While we are unable to verify all information posted on our website, to help us identify and limit unreliable data, our listing monitoring team, with the assistance of our proprietary software program, periodically checks all listing information uploaded to our website to search for common anomalies in posted information. We motivate our listing monitoring team to locate and rectify false listing information by offering bonuses to team members who are able to identify the most false listing information. To encourage proper handling of false listing information by our listing monitoring team, and to reward our listing monitoring team members on a merit basis, we also maintain a point system in which we assign bonus points to staff for rectifying false listing information within 24 hours and penalty points for each instance in which misconduct in posting false listing information is not identified and handled on a timely basis. Once we discover false information in a listing, we liaise with the real estate agent or broker to rectify the listing immediately. If such listing information is not revised on a timely basis, we will move it into a database that cannot be accessed by our users.
     Special Listing Services. Special listing services are a specialized form of marketing program or event provided primarily to property developers marketing new property developments. Special listing services represented approximately 46.5%, 34.4% and 20.0% of our listing service revenues in 2008, 2009 and 2010, respectively.
     Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating project developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. We organized and hosted, both online and offline, seven consecutive China Villa Festivals from 2004 to 2010, which is an annual event that attracts media and real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. We believe growth in new property developments will continue in order to meet the needs of China’s growing and increasingly affluent urban population, providing a steady market for this type of listing service.
     Other Value-added Services and Products
     In addition to marketing and listing services, we also provide other value-added services and products, including online content subscriptions, research and “total web solution” services. Other value-added services and products represented 1.8%, 5.6% and 7.3% of our revenues in 2008, 2009 and 2010, respectively.
     Online Content Subscription and Research Services. We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our website. We categorize our online content subscription and research services into four key areas: real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to the China Index Academy and us.

     We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.
     “Total Web Solution” Services. “Total web solution” services include assistance integrating customer’s services and products into our websites as well as website design services. Customers interested in targeting consumers in the real estate and home furnishing and improvement sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers, by providing an additional avenue through which we can cross-sell other services, such as marketing and special listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.
     Beginning in 2009, we also began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors due to the financial crisis’ impact on the ability of our customers to pay for our services. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that can only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010 and sold all the remaining prepaid cards by the end of 2010. As of December 31, 2009 and 2010, revenue from prepaid card business reached US$5.4 million and US$13.5 million, respectively.
     E-commerce Services
     Since the beginning of 2011, we initiated our e-commerce business on home furnishing and improvement through our portal www.jiatx.com. We offer an online transaction platform and related e-commerce services to suppliers of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic raw materials, furniture, home decoration items, hardwares, bathroom accessories and kitchen utensils. Our revenue from e-commerce services reached US$94,925.3 for the first quarter of 2011.
Our Website
     Our website, www.soufun.com, is a leading real estate and home furnishing and improvement Internet portal in China in terms of:
•	Visitor traffic: According to CR-Nielsen, our website received a weekly average of over 8.2 million, 9.8 million and 10.9 million unique visitors in 2008, 2009 and 2010, respectively; and

•	Members: As of December 31, 2010, we had over 19.5 million registered members of our website and had 3.0 million registered members of our SouFun membership card.
     As of March 31, 2011, our website contained links to our local websites covering 310 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. Our website also contains links to other specialized real estate and home furnishing and improvement websites, including www.jiatx.com.
     Our primary interface with users is our website. We believe user satisfaction ultimately rests on the appeal, attraction and functionality of our website. Our Internet technology and sales and marketing teams spend considerable time and resources upgrading and enhancing our website based on market trends and feedback from users and our marketing and listing customers. We distinguish ourselves from other real estate- and home furnishing and improvement-focused websites through the quality and breadth of our real estate and home furnishing and improvement content. We also maintain a centralized customer service hotline and e-mail report forms through which users can obtain assistance or otherwise contact us.
     Our website covers a wide spectrum of PRC real estate and home furnishing and improvement information and constitutes the foundation and gateway for our primary business activities. Our content, which is generally free to our website visitors, is designed to assist visitors with each step of the real estate and home furnishing and improvement transaction process. We believe providing a central forum of reliable information regarding China’s real estate and home furnishing and improvement market is helpful to participants in the real estate and home furnishing and improvement transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.
     Online Property Listings and Search Engines for New Home and Secondary and Rental Properties
     Our website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.
     With our on-the-ground capabilities in 80 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, visitors are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.
     Information on Home Furnishing and Improvement Products and Services
     Our website contains information regarding design firms, contractors, do-it-yourself projects, building materials and a wide range of products and services relevant to home decoration and re-modeling, furniture and other home furnishing and services. We provide an efficient platform for companies in the home furnishing and improvement sector, which are usually small in size, to promote their brands and establish their presence on the Internet. We also provide search tools enabling visitors to search for specific businesses by area of expertise, product or service category. For example, a visitor interested in searching for suppliers and installers of window products in Beijing can use our pull-down search tools to focus their search for businesses providing such products and services.
     Other pull-down menus allow visitors to view numerous design concepts, model interior decoration plans or other home improvement ideas. After selecting search parameters, visitors are directed to a page listing applicable home furnishing and improvement products and services as well as basic information about each home furnishing and improvement product or service, including price, product and service information and the source of the information. Much of the content, pictures and graphics are provided by other users of the website, which allows people interested in home decoration and furnishing to share ideas and information online. For example, by clicking on the “children’s room” menu, visitors are able to view a wide variety of relevant pictures and plans for design and furnishing. Visitors can also use this section to find and compare the work and experience of architects and interior designers.
     Real Estate Database and Information
     Supported by our research group, China Index Academy, our website provides an extensive database for visitors to search real estate information, as well as general research reports regarding the PRC real estate industry at both the national and regional levels.
     The research section of our website provides relevant real estate research coverage of different topics within the PRC real estate industry. For example, our research database contains 10 specific databases with information on topics such as real estate projects, land information, real estate financing information, real estate-related laws and regulations and real estate public company information. Our databases are also organized into categories, such as commercial properties, residential properties, villa-style homes, apartments, new homes, secondary properties, rental properties or home furnishing and improvement information.
     We believe our research section serves to raise our profile as experts on the PRC real estate industry. The combination of university professors specializing in research on the PRC real estate industry, leading developers with their practical market experience and relevant PRC government researchers that serve on the advisory panel to the research section of our website, together with the support of our research group, results in a collective body of knowledge that we believe is well-known in the PRC real estate industry.

     Online Residential Communities
     We offer online residential community services through our website, www.soufun.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement transactions online. We believe our electronic bulletin board fora, SouFun blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among visitors to our website by creating virtual communities of users sharing a common interest in PRC real estate and home furnishing and improvement topics. In addition to using such fora to increase website traffic, we are also exploring ways to generate new revenue streams from our online fora and community-oriented services.
Our National Coverage
     Currently we provide real estate-related content, search services, marketing and listing coverage of 310 cities across China and have on-the-ground personnel located in 80 offices across China. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing and listing services to local conditions and the needs of local property developers and real estate professionals, and to provide close after-sale support and services.
     We have established a strong presence in 11 major cities, including Beijing and Shanghai, which are our level 1 cities, and Shenzhen, Guangzhou, Chongqing, Tianjin, Hangzhou, Wuhan, Chengdu, Suzhou and Nanjing, which are our level 2 cities. We entered these cities in the early stages of our development, and these cities have contributed and are expected to continue to contribute a majority of our revenues in the near future. In most of these cities, we offer our full line of services and target a full range of customers, including new home developers, agents, brokers, property managers and suppliers of home furnishing and improvement products and services.
     As a result of our expansion in the past several years, we cover most provincial capitals and important cities in China and have further solidified our position as a leading real estate Internet portal and home furnishing and improvement website in China by providing nationwide coverage of real estate listings in China. We also offer limited listing and other information relating to the real estate markets in Hong Kong, Taiwan, Singapore and Vancouver, Canada, but these markets do not constitute a material part of our business. The following map sets forth the cities we currently cover in mainland China:
     As part of our growth strategy, we also intend to expand our coverage areas to include additional cities across China. The expansion will focus on cities with populations of over one million, strong potential for GDP growth and housing development, high attractiveness for real estate and home furnishing and improvement investment, as measured by the scale of property development, and stable Internet infrastructure. We believe this expansion could further solidify our reputation as one of China’s leading real estate and home furnishing and improvement Internet companies, as well as provide us with new markets for our marketing, listing and other value-added services and products.
Brand Awareness and Marketing
     We believe our comprehensive listing database has made SouFun a leading destination website for real estate participants in China. In addition, we seek to promote the SouFun brand through our directed selling efforts and other means, including our support for research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. As a result, we believe the SouFun brand has become commonly associated with China’s growing real estate and home furnishing and improvement sectors.
     Real Estate Research and Reports
     We believe our knowledge of China’s real estate and home furnishing and improvement sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our marketing and listing services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our marketing and listing customers. To maintain and extend our leading position in this area, we attempt to recruit and retain people knowledgeable about China’s real estate and home furnishing and improvement sectors through a variety of incentive measures, including share-based compensation plans. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home furnishing and improvement sectors.
     Event Sponsorships
     Maintaining and improving our industry reputation is important to our continued success. We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. For example, in March 2010, we hosted our seventh annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past six years that we held the event.
     Portal Collaboration Arrangements
     In our early years, we relied heavily on portal collaboration arrangements with Chinese-language Internet portals to drive visitors to our website. Although our brand recognition and reputation among PRC real estate consumers have now achieved such a level that most visitors reach our website directly, we continue to work with well-known Internet portals to drive additional users to our website. Our portal collaboration arrangements typically have terms ranging from one to three years, with fees paid to our portal collaboration partners in installments every three months.
     We currently have portal collaboration arrangements with some of China’s larger Chinese-language portals to generate user traffic to our website.
     Advertising and Marketing
     We conduct general marketing and advertising activities to promote awareness of the SouFun brand. We have also used outdoor advertisements in the Beijing Capital International Airport, bus bulletin boards and subway stations.
Arrangements to Promote Future Exclusive Marketing and Listing Business
     Occasionally, our marketing or listing customers may request that we provide commitment deposits to them in exchange for being appointed as their exclusive online marketing or listing service provider. Recently, we have observed instances in China where real estate sales agents provided commitment deposits to property developers in order to secure a role as the exclusive sales agent for specific projects of the property developers. We have occasionally provided commitment deposits to selected customers after careful evaluation. We typically consider only direct requests from customers for such commitment deposits based on an evaluation of the following criteria: (i) the potential scope and amount of the marketing or listing contract; (ii) whether exclusive rights will be granted and the duration of such exclusive rights; (iii) the financial strength of the customer and viability of the target property projects at the time of our entry into the commitment deposit arrangement in order to assess the customer’s ability to pay for our marketing or listing service contracts and the risk of non-repayment of our commitment deposit amount at maturity; and (iv) our historical relationship with the customer. We may enter into commitment deposit arrangements directly with property developers, or with their third-party sales agents to the extent such third party sales agents have the authority to grant us exclusive rights for the provision of online marketing or listing services on behalf of the property developers, on the condition that they actually retain us as such exclusive online marketing or listing service provider and agree to pay us fees in accordance with their respective marketing or listing contracts with us. These third-party sales agents are typically employed by property developers to provide services such as data analysis, advertising and marketing, sales and consulting services, and they charge fees to the developers based on services they provide. Commitment deposit arrangements are typically entered into with respect to individual property projects, and the deposits are paid to the developers either directly or through their sales agents. Although we have not historically specified the permissible scope of use of commitment deposits provided to our customers within the contracts granting these commitment deposits, we have not provided any commitment deposits to the developers specifically for the purpose of paying amounts owed under our marketing or listing contracts. The amounts owed under such marketing or listing contracts are typically paid out of the proceeds of property sales of target real estate projects or from the working capital of the developers that is separate from the commitment deposits. We generally require repayment of the commitment deposit amount within six months and generally do not require interest or security for the commitment deposit amount.
     We may enter into commitment deposit arrangements with independent clients, in exchange for being appointed to the exclusive marketing service provider role. These commitment deposits are set forth in a service contract for exclusive online marketing or listing services at our standard market prices with our customary contract terms. We do not believe that any of our commitment deposits has been used to pay any amount incurred under any marketing or listing contracts with us or other online advertisers.
     Due to increasing competition in the online marketing and listing services industry in China in recent years, we believe securing the exclusive provision of online marketing or listing services is helpful for us to maintain or increase our market share. We also endeavor to enter into arrangements that allow us to generate revenues of at least 10.0% of the commitment deposits provided to such customers. Although we plan to continue to selectively enter into such arrangements only with unrelated third parties when our management believes that it is commercially advisable and beneficial to do so, we do not expect to rely on such arrangements to compete for our business opportunities in any extensive manner and do not expect the commitment deposit arrangements to have a substantial impact on our business or prospects.
Our Sales Force
     We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. Currently, our sales and marketing team consist of approximately 2,300 persons located in 80 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.
     Our sales and marketing personnel are divided into the new home group, secondary and rental properties group, home furnishing and improvement group and research group. This structure allows our sales and marketing personnel to gain expertise with a specific subset of customers within the market sectors that we target, and to effectively design and market tailored services to customers within each subset.
     To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we apply a system of promotions and demotions as a further motivational tool for our sales personnel. We categorize all members of our sales and marketing team by rank, including sales director, vice sales director, senior sales manager, sales manager and deputy sales manager. Our sales directors also lead teams of sales and marketing personnel within each sales and marketing group.
     Promotion and demotion among the above levels occurs on a regular basis, with sales and marketing personnel at the sales manager and senior sales manager levels being evaluated on a quarterly basis and those at the sales director level being evaluated on an annual basis.
     Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (i) required entrance training for each new sales and marketing employee during a three-month probationary period; (ii) rotation training that aims to place every sales and marketing employee in different posts for a certain period of time; and (iii) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. Our combination of training, performance-based compensation and a system of promotion and demotion has been effective in identifying, motivating and retaining strong performers.
     We also have key account sales representatives in Beijing that serve our approximately 50 key account customers, which are identified based on their reputation and the scope of their operations as well as the amount of their contracts with us. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press articles and reports for our key account customers and appoint one specific contact person to serve each key account customer.
Information Technology Systems and Infrastructure
     We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 10 years.

     To better serve our website visitors, we have utilized our key proprietary technologies and developed a technology platform that is specifically used for our real estate and home furnishing and improvement Internet portal services. The key components of our technology platform include:
•	Search Platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.

•	Large-Scale System Infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. Our distributed architecture uses parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

•	Anti-Fraud and Anti-Spam Technology. We have also developed a proprietary anti-fraud and anti-spam system through which we detect and monitor fraudulent activities and identify and filter spam messages. We attempt to continuously improve the accuracy and effectiveness of this technology through machine-learning capability and customizable rules.
Competition
     We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and Data Center of China Internet. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China and have gained significant market share in most of the important cities, including Beijing, Shanghai, Tianjin, Chongqing, Shenzhen, Wuhan, Chengdu and Nanjing, as measured by the total number of online listing subscription accounts and total listing revenues.
     Some of our competitors may have greater access to capital markets, more financial and other resources and a longer operating history than us. For instance, major general-purpose Internet portals, such as Sina.com and Sohu.com, which provide real estate and home furnishing and improvement information services, may have an advantage over us due to their more established brand name, larger user base and extensive Internet distribution channels.
     Other existing and potential competitors include:
•	Real estate and home furnishing and improvement websites offering listing and marketing services in China including real estate websites sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites focused on real estate research services in China; and

•	online listing service providers, whether general-purpose Internet portals or regional websites dedicated to online listing. We believe some of the key players in the markets for online real estate marketing and listing services in China include Sina Corporation’s China Real Estate Information Corporation, Sohu.com Inc.’s focus.cn, Anjuke.com, Tencent’s fangqq.com and Szhome.com
     Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home furnishing and improvement market, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home furnishing and improvement Internet industry, the size and growth of our average daily user traffic, our customized marketing, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of 310 urban real estate markets in China as of March 31, 2011, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.
     We believe that we and other domestic operators are likely to have a competitive advantage over international service providers who lack operational infrastructure and experience in China. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures with, form alliances with or acquire domestic operators.
Intellectual Property
     We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.
     We own 90 copyrights, each of which we have registered with the PRC State Copyright Bureau. We own or have licensed 99 trademarks, each in various categories, each of which we have registered with the PRC Trademark Office, and have 46 trademark applications, each in various categories, pending with the PRC Trademark Office. We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and in Chinese individually for use in certain relevant industry categories. We have successfully registered the dual-language trademark in certain industry categories, but our applications for certain other industry categories have encountered conflicts with existing registrations of or applications for similar trademarks. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several years or longer. Unless and until we secure the trademark registrations for which we have applied, we may not be able to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful and we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially be prevented from using part or all of our current names or trademarks for part or all of our business operations and face civil liability for damages, including forfeiture of profits earned from illegal use of the trademark. See “Risk Factors—Risks Relating to Our Business—Loss of our right to use the ‘SouFun’ brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and reputation” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”
     We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong.
     We currently own or have licensed 241 registered domain names, including our official website, www.soufun.com, and domain names registered in connection with www.jiatx.com and www.landlist.cn.
Facilities
     Our principal executive offices are located in approximately 8,410.01 square meters of office space on 8th to 11th floors and part of the 19th floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, China under a lease that expires on December 31, 2012. As of March 31, 2011, we leased 80 properties with an aggregate GFA of approximately 50,854.93 sq.m. in 80 offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
     With respect to 60 of our leased properties in China with an aggregate GFA of approximately 24,294 sq.m., the relevant lessors either have not provided us with the valid title certificates or documents evidencing their requisite rights to lease such properties or have not completed the lease registration as required under the PRC laws. These properties comprise approximately 50.7% of our total leased properties in terms of GFA and principally consist of office premises. We are not aware of any challenges being made by any third party on our leasehold interests to any of our leased properties. In the event a dispute arises, we may not be able to continue to use the leased properties and may be required to relocate. See “Risk

Factors—Risks Relating to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”
     On December 23, 2010, we entered into an agreement with Sahn Eagle LLC to purchase the former AIG training center in New York for a consideration of US$46.0 million. We plan to use it as our global training center. The acquisition is expected to complete by the end of June 2011 and we plan to use our own cash and bank loan financing in U.S. dollars to fund this acquisition.
Insurance
     We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.
Legal Proceedings
     We are currently not involved in any material legal or arbitration proceeding. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, most of which are alleged intellectual property infringement claims against us for use of others’ articles or photographs. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”
Regulation
     Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of certain significant PRC regulations that affect our business and the industries within which we operate.
     General
     The telecommunications industry, including Internet information services and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
     MIIT, under the leadership of the State Council, is responsible for, among other things:
•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.
     In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.
     In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law. In addition, SAIC and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.
     Restrictions on Foreign Ownership in the Online Advertising Industry
     Internet Content Provision and Wireless Value-Added Services

     In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with Internet content provision services and wireless value-added services being classified as value-added telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.
     In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalog issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.
     In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.
     Advertising Services
     The principal regulations governing foreign ownership in advertising businesses in China include:
•	The Foreign Investment Industrial Guidance Catalog;

•	The Administrative Regulations on Foreign-invested Advertising Enterprises; and

•	The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.
     These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business. In the event we are able to qualify to acquire the equity interest in Beijing Advertising, Beijing Internet, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Shanghai JBT Advertising, Beijing China Index, Shanghai China Index, Tianjin JTX Advertising, Beijing Li Tian Rong Ze and Tianjin Xin Rui under the rules allowing complete foreign ownership, these PRC operating companies would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.
     As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities.
     In the opinion of, King & Wood, our PRC legal counsel:

•	each of the Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations;

•	the execution, delivery, effectiveness, enforceability and performance of each of the Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect;

•	none of our Structure Contracts contravenes any published PRC laws, rules and regulations currently in force and effect; and

•	no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the pledges of equity interests under the Structure Contracts should be registered with competent PRC government authorities, and provided further that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.
     However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of King & Wood, our PRC legal counsel.
     Regulation relating to Our Business
     Internet Content Provision Services
     The provision of real estate and home furnishing and improvement and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:
•	The Telecommunications Regulations (2000);

•	The Catalog of Classes of Telecommunications Business;

•	The Administrative Measures for Telecommunications Business Operating Licenses; and

•	The Internet Information Services Administrative Measures.
     Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a telecommunications and information services operating license, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. If an Internet content provider is not engaged in commercial Internet content operations, it is only required to file a record with the appropriate telecommunications authority. In addition, the regulations also provide that operators involved in Internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in relation to those sectors.
     One of our consolidated controlled entities, Beijing Internet, currently holds an ICP license issued by the Beijing Telecommunications Administration Bureau (the municipal branch of MIIT) on December 5, 2008, which is valid until December 4, 2013, subject to annual reviews.
     Beijing China Index also holds an ICP license issued by the Beijing Telecommunications Administration Bureau on November 4, 2005, which is valid for five years, subject to annual reviews. Each of Beijing Technology and Beijing JTX Technology has also obtained an ICP license from the Beijing Telecommunications Administration Bureau on September 8, 2006 and June 12, 2007, respectively, which are valid until September 7, 2011 and June 11, 2012, respectively, subject to annual reviews.
     The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, Beijing Technology, a consolidated controlled entity, has been registered as the owner or is applying to be the owner of the Chinese and English dual-language “SouFun” trademark in several categories and obtained the www.soufun.com domain name. Beijing China Index, another consolidated controlled entity, has also been registered as the owner or is applying to be the owner of the trademark for the Chinese characters of “DiGua” in several categories and obtained the www.landlist.cn domain name. All of our trademarks and domain names will be owned directly by our consolidated controlled entities.
     Furthermore, according to the Tentative Measures of Internet Publication Administration, jointly issued by the General Administration of Press and Publication and MIIT in June 2002, all entities that are engaged in Internet publication in China must obtain an approval from the General Administration of Press and Publication. Internet publication is broadly defined in the Tentative Measures for Internet Publication Administration to include any act of online dissemination whereby any Internet content provision service provider selects, edits and processes information (including content from books, newspaper, periodicals, audio and video products and electronic publications that have already been formally published or information that has been made public in other media) created by themselves or others and subsequently posts such information on the Internet or transmits it to users via the Internet for browsing, reading, use or downloading by the public.
     Advertising Services
     SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:
•	The Advertising Law;

•	The Administration of Advertising Regulations; and

•	The Implementation Rules for the Administration of Advertising Regulations.
     These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.
     The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Beijing China Index, Beijing Internet, Tianjin JTX Advertising, Tianjin Xin Rui and Shanghai JBT Advertising includes operating an advertising business, which allows them to engage in the advertising business.
     Electronic Bulletin Board Services
     In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, requiring an Internet content service provider that provides online bulletin board services to register with, and obtain approval from, local telecommunications authorities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn. Beijing Technology is operating on www.soufun.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.soufun.com, respectively. Beijing JTX Technology and Beijing Advertising also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each has an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.
     Regulations relating to Information Security and Confidentiality of User Identity and Information
     Internet content in China is also regulated and restricted from a state security standpoint. Based on a law enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:
•	gain improper entry into a computer or system of national strategic importance;

•	disseminate politically disruptive information;

•	leak government secrets;

•	spread false commercial information; or

•	infringe intellectual property rights.
     The Ministry of Public Security has also promulgated measures that prohibit the use of the Internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its license and shut down its website.
     The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 require Internet content service providers to maintain an adequate system that protects the security of user information, and the Administrative Regulations on Internet Bulletin Board Services adopted by MIIT in October 2000 require Internet electronic bulletin board service providers to protect the security and confidentiality of the personal information of users who use bulletin board services. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by King & Wood, our PRC legal counsel, that both requirements are for the protection of information on the identity of Internet users.
     Regulations relating to Trademarks
     Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, as currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights of 10 years to registered trademarks. In addition, trademark license agreements must be filed with the Trademark Office.
     After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable 10-year period, unless otherwise revoked.
     Regulations relating to Employee Share Options
     Pursuant to the Implementation Rules of the Administrative Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, issued by SAFE in January 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share incentive plan or option plan must, through the PRC subsidiary of such overseas listed company or other qualified PRC agent, completed the required procedures with SAFE before they may exercise their rights on the shares or share options. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a collective foreign currency account opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent first before distributing them to such individuals in foreign exchange or in Renminbi. Our PRC citizen employees, who have been granted share options or incentive shares, or PRC Optionees, will be subject to the Individual Foreign Exchange Rule when we become an overseas listed company. If we or our PRC Optionees fail to comply with these regulations, we or our PRC Optionees may be subject to fines and legal sanctions.
     Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry
     According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience operating in such industry.

C. Organizational Structure

Next Decade Investments Ltd (British Virgin Islands)
Media Partner Technology Ltd (British Virgin Islands)
IDG Technology Venture Investment Inc (USA) and its affiliates(1)
Digital Link Investments Ltd (British Virgin Islands)
General Atlantic Mauritius Limited (Mauritius)
Apax(2) (Channel Islands)
First Island Trustees (Guernsey) Limited
Public shareholders
14.6%
14.9%
8.9%
3.5%
20.2%
20.1%
0.1%
17.7%
China Index Academy (Hong Kong)
100%
SouFun Holdings Limited (Cayman Islands)
100%
China Home Holdings Limited (Cayman Islands)
100%
China Home Holdings Limited (BVI) (British Virgin Islands)
100%
China Home Holdings (HK) Limited (Hong Kong)
100%
China Real Estate Agent University (Hong Kong)
100%
Selovo Investments (British Virgin Islands)
100%
Pendiary Investments (British Virgin Islands)
100%
Max Impact (Hong Kong)
100%
Bravo Work (Hong Kong)
Offshore
Onshore
Mr. Vincent Mo
Mr. Jiangong Dai
80%
20%
Beijing SouFun Information (PRC)
90%
100%
100%
100%
100%
Beijing Advertising (PRC)
Beijing Internet (PRC)
Beijing Technology (PRC)
Shanghai SouFun Advertising (PRC)
Shanghai China Index (PRC)
Beijing Li Tian Rong Ze (PRC)
Soufun Shanghai (PRC)
Soufun Shenzhen (PRC)
Soufun Guangzhou (PRC)
SouFun Tianjin (PRC)
Beijing Zhong Zhi Shi Zheng (PRC)
SouFun Media (PRC)
20%
80%
30%
70%
Beijing China Index (PRC)
Shanghai JBT Advertising (PRC)
Tianjin JTX Advertising (PRC)
Beijing JTX Technology (PRC)
Tianjin Xinrui (PRC)
SouFun Network (PRC)
Equity interest
Use of the intellectual property and licenses is provided by the consolidate controlled entities to the SouFun subsidiaries via Structure contracts
Contractual arrangement including exclusive technical consultancy and services agreement, equity pledge agreement, Operating Agreement, Shareholders Proxy Agreement, Loan Agreement and Exclusive Call Option Agreement, which provide us with rights to all the residential benefits of the consolidate controlled entities and our obligation to fund the losses of the consolidate controlled entities.

(1)	Affiliates of IDG Technology Venture Investment Inc. include IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(2)	Refers to the following three entities affiliated with Apax Partners LLP: Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P Inc and Hunt 6-A Guernsey L.P. Inc.
D. Property, Plant and Equipment
     See Item 4 “Information on the Company—Business Overview—Facilities.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
     We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our website in 2010, according to a report issued in February 2011 by CR-Nielsen, an independent market research institution, commissioned by us. We are also a leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen. Through our website, we provide marketing, listing and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly website supports an active online community and network of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current and forthcoming service offerings include:
•	Marketing services: We offer marketing services on our website, mainly through advertisements, to real estate developers in the marketing phase of new property developments as well as to real estate agencies and other home furnishing and improvement vendors who wish to promote their products and services, including home furnishing and improvement products and services, furniture, electronics and other products. The substantial majority of our revenues are derived from marketing services;

•	Listing services: We offer basic and special listing services. Basic listing services are mainly offered to real estate agents, brokers, property developers, property owners and managers and providers of home furnishing and improvement products and services, and allow them to post information on properties, home furnishing and improvement and other related products and services on our website. Special listings consist of a customized marketing program primarily involving the coordination and promotion of offline themed events;

•	Other value-added services and products: We offer subscription-based access to our information database, research reports and “total web solution” services, which integrate our customers’ services and products into our website, and also include website design services; and

•	E-commerce services: Since the beginning of 2011, we initiated our e-commerce business on home furnishing and improvement through our portal www.jiatx.com. We offer an online transaction platform and related e-commerce services to suppliers of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic raw materials, furniture, home decoration items, hardwares, bathroom accessories and kitchen utensils. Our revenue from e-commerce services reached US$94,925.3 for the first quarter of 2011.
     We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. We currently maintain 80 offices to focus on local market needs.

     Our revenue and net income attributable to our shareholders for 2010 was US$224.5.0 million and US$63.1 million, respectively. Marketing, listing and other value-added services and products accounted 74.7%, 18.0% and 7.3%, respectively, of our revenues in 2010. According to CR-Nielsen, in 2010, our website, www.soufun.com, received a weekly average of over 10.9 million unique visitors and generated a weekly average of over 18.2 million website visits.
Factors Affecting Our Results of Operations
     Economic growth in China and in the PRC real estate market
     We conduct substantially all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. As a leading real estate and home furnishing and improvement Internet portal, our financial results have also been affected by the performance of the real estate and home furnishing and improvement sectors in China.
     Growth in China’s Internet and online marketing sectors
     We are an Internet portal company and a significant portion of our revenues is generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.
     Competition in China’s online real estate and home furnishing and improvement Internet services
     We face competition from other companies in each of our primary business activities. In particular, the online real estate and home furnishing and improvement Internet service market in China has become increasingly competitive, and such competition may continue to increase in future periods. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale their operations. We expect additional companies to enter the online real estate and home furnishing and improvement Internet service industry in China and a wider range of online real estate and home furnishing and improvement Internet services to be introduced.
     Performance of certain geographic areas and urban centers in China
     A substantial portion of our revenues is concentrated in four of China’s major urban centers, Beijing, Shanghai, Shenzhen and Guangzhou. Although our percentage of revenues from these four urban centers has decreased as we expanded our operations elsewhere in China, we expect these four urban centers to continue to represent a significant portion of our revenues in the near term. In addition, as of March 31, 2011, we had established real estate-related content, search services, marketing and listing coverage of 310 cities across China, and intend to grow our business by rolling out our full suite of services, including for our secondary and rental properties and home furnishing and improvement businesses through our localized website portals. We also plan to expand into new geographic areas and sectors. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.
     PRC regulations affecting the Internet, online marketing and real estate industries
     The PRC government regulates the Internet, online marketing and real estate industries in China extensively. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exerts considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises strongly supported by the state,” they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See Item 4 “Information on the Company—Business Overview—Regulation.” Political,

economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.
     Demand for home furnishing and improvement information and products
     As China’s real estate market has expanded and matured, the ancillary home furnishing and improvement industry has responded to meet rising consumer demand. Similarly, we have expanded our marketing and listing services to suppliers of home furnishing and improvement products and services. We have also initiated e-commerce services on home furnishing and improvement through www.jiatx.com. In addition, by adding this category of advertisers and clients, we have been able to expand our sources of marketing and listing service revenues and, accordingly, expect our revenue growth to benefit from the continued growth of China’s home furnishing and improvement sectors.
Basis of Presentation
     To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our website and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, and Mr. Dai, our president and chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.” and our consolidated financial statements included elsewhere in this annual report.
     Based on these Structure Contracts, we believe that, notwithstanding our lack of equity ownership, the arrangements provide us with effective control over our consolidated controlled entities. Accordingly, the financial results of these entities are included in our consolidated financial statements.
     We refer to our consolidated controlled entities as PRC entities we control through contractual arrangements, or PRC Domestic Entities, in our consolidated financial statements and related notes included elsewhere in this annual report.
Critical Accounting Policies
     We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates and assumptions is an integral component of the financial reporting process, actual results could differ from those estimates and assumptions.
     An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report.
     Revenue Recognition
     We recognize revenues only when there is (i) persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, listing and other value-added services and products. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies. Our revenues are recognized on the following bases:

     Marketing Services
     We offer marketing services on our website, primarily in the form of banner advertisements, floating links, logos and other media insertions. We offer these services to real estate developers and home furnishing and improvement product and service providers, which allows such advertisers to place advertisements on particular areas of our website, in various particular formats and over particular periods of time. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. These contracts do not contain any specific performance, cancellation, termination or refund provisions.
     The service fees are negotiated between us and our customers, but once a fee is agreed to and the written contract is signed by both parties, the fee is fixed and is not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fees have varied widely for marketing services and such variation exists even when the same services are provided in the same location of our website and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed service on our websites over the specified service period. We perform credit assessments on our customers prior to signing the written contract to ensure that collectability is reasonably assured. Revenue is recognized ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall.”
     For certain arrangements, we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time). Since we sell our marketing services in a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 “Revenue Recognition—Multiple Element Arrangements” and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement.
     Listing Services
     Listing services comprise basic listing and special listing services. We offer our basic or special listing services to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.
     Basic Listing Services. Basic listings entitle our customers to posting information for properties, home furnishing and improvement and other related products and services in a particular area on our website, typically ranging from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. The amount of fees to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by allowing customers to post listings on our website over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure that collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period when the basic listing services are being delivered.
     Special Listing Services. Special listing services are multiple element arrangements, which consist of website listing services and coordination of offline promotional themed events, such as physical forum discussions or a banquet gathering, each with the special listing as the theme, and allow our customers to promote their products or services to a live audience. These services comprising our special listing services are not sold separately and are always sold together in a package as our special listing services. Written contracts, containing all significant terms and signed by us and our customers, provide persuasive evidence of the arrangements. The amount of fees to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services is attained by allowing customers to post listings on our website over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. We are unable to determine the fair value of these services separately since these services are not sold on a standalone basis. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized upon delivery of the final deliverable, which is ratably over the duration of the special listing service period.
     Other Value-added Services and Products
     We began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by these vendors. The significant terms of these transactions are stated in written contracts which are signed by us and the customers. The prepaid cards contain monetary values of varying denominations from RMB20 to RMB2,000 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845 “Non-monetary Transactions.” In accordance with ASC 845-10-30, the non-monetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determined by reference to the historical cash proceeds received upon the sale of such cards to customers. We reassess this fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “—Marketing Services.” Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received.
     Revenues from other value-added services and products include subscription fees for access to our information database, research reports and indices and total web solution services. Revenues derived from subscription services for access to our information database are primarily recognized ratably over the subscription period. Revenues derived from research services are recognized when the relevant services are completed. Research report services are generally performed over a period of less than six months. Total web solution services may be provided on a complimentary basis in conjunction with marketing services and are usually performed over a period of less than three months.
     Beginning in 2009, we began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that may only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845, “Non-monetary Transactions.” Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “—Marketing Services.” The fair value of the prepaid cards is estimated based on the range of actual selling prices achieved by us and management’s assessment of the future demand for prepaid cards. We reassess our fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Revenue from tangible products is recognized when the four criteria for revenue recognition are met, which coincides with the delivery of the prepaid cards to the customers. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010 and sold all the remaining prepaid cards by the end of 2010.
     Accounts Receivable and Allowance for Doubtful Accounts
     We consider many factors in assessing the collectability of receivables due from our customers, such as the age of the amounts due, the customer’s payment history and the customer’s credit worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators of probability that an account receivable will be uncollectable. In subsequent periods when all collection efforts have been exhausted, the uncollectable account receivable is written off against our allowance for doubtful accounts. Where the actual outcome or expectation in the future is different from the original estimate, such differences will have an impact on the carrying amounts of the accounts receivable and the allowance loss in the period in which such estimate has been changed.
     Share-based Compensation Costs
     We account for share-based awards granted to employees under ASC 718, “Compensation—Stock Compensation: Overall,” using the modified-prospective transition approach since January 1, 2006. We had previously accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and Related Interpretations Thereof”, or APB 25. We continue to account for the remaining unvested share options that were granted prior to the adoption of ASC 718 under APB 25. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using the Binomial Option Pricing Model. All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the rewards until such rewards are settled.
     Income Taxes and Deferred Tax Assets

     We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in the tax rate is recognized as tax expense in the period that includes the enactment date of the change in the tax rate.
     On January 1, 2007, we adopted ASC 740-10, “Income Taxes: Overall,” to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 are classified in the consolidated statements of operations as income tax expense.
     In accordance with the provisions of ASC 740-10, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, the appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. In addition, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.
     Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The net carrying value of deferred tax assets relating to recognized tax losses was US$715,000, US$507,000 and US$619,000 as of December 31, 2008, 2009 and 2010, respectively.
Results of Operations
     The following table sets forth selected financial data from our consolidated income statement for the periods indicated:

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage		Percentage
	Amount	of revenue	Amount	of revenue	Amount	of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services(1)	86,252	82.8%	102,367	80.6%	167,711	74.7%
Listing services	16,070	15.4%	17,559	13.8%	40,355	18.0%
Other value-added services and products	1,802	1.8%	7,123	5.6%	16,424	7.3%

Total revenues	104,124	100%	127,049	100.0%	224,490	100.0%

Cost of revenues
Cost of services	(22,162)	(21.3)%	(26,484)	(20.8)%	(49,120)	(21.9)%
Cost of other value-added services and products	—	—	(4,863)	(3.9)%	(12,891)	(5.7)%

Total cost of revenues	(22,162)	(21.3)%	(31,347)	(24.7)%	(62,011)	(27.6)%

Gross profit	81,962	78.7%	95,702	75.3%	162,479	72.4%
Operating expenses
Selling expenses	(18,708)	(18.0)%	(25,186)	(19.8)%	(42,512)	(19.0)%
General and Administrative expenses	(19,857)	(19.0)%	(22,176)	(17.5)%	(41,547)	(18.5)%

Operating income	43,397	41.7%	48,340	38.0%	78,420	34.9%
Foreign exchange gain (loss)	(2,826)	(2.7)%	(59)	—	(462)	(0.2)%
Interest income(2)	1,221	1.2%	1,205	0.9%	2,390	1.1%
Realized gain-trading securities	—	—	195	0.2%	282	0.1%
Government grant	360	0.3%	730	0.6%	740	0.3%

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage		Percentage
	Amount	of revenue	Amount	of revenue	Amount	of revenue
	(US$ in thousands, except percentage)
Income before income tax	42,152	40.5%	50,411	39.7%	81,370	36.2%
Income tax (expense)/benefit	(18,805)	(18.1)%	2,199	1.7%	(18,222)	(8.1)%

Net income	23,347	22.4%	52,610	41.4%	63,148	28.1%

Net income (loss) attributable to non-controlling interest	(34)	—	(42)	—	40	—
Net income attributable to our shareholders	23,381	22.4%	52,652	41.4%	63,108	28.1%

Share-based compensation included in:
Cost of revenues	268	0.3%	489	0.4%	749	0.3%
Selling expenses	323	0.3%	595	0.5%	1,035	0.5%
General and administrative expenses	2,126	2.0%	3,056	2.4%	3,291	1.5%

(1)	Marketing services include related-party amounts of nil and US$375,000 in 2009 and 2010, respectively, relating to marketing services provided to the Hainan property developer that was the subject of the Dong Fang Xi Mei commitment deposit described in the section entitled “Major Shareholders and Related Party Transactions-Related Party Loans and Other Payments.”

(2)	Interest income includes related party amounts of nil, US$85,000, and US$305,000 in 2008, 2009 and 2010, respectively.
     Revenues
     We derive our revenues from marketing, listing and other value-added services and products. We categorize our revenues in terms of three levels of cities based on size of the geographical market, the level of revenue contribution to our business and the maturity of our business operations in the cities. Level 1 cities include Beijing and Shanghai. Level 2 cities include Shenzhen, Guangzhou, Chongqing, Tianjin, Hangzhou, Wuhan, Chengdu, Suzhou and Nanjing. Level 3 cities include all other cities in which we have content coverage and will include any new cities in which we may establish operations. Historically, we have derived a significant portion of our revenues from level 1 cities. However, as we continue to expand and grow our operations in level 2 and level 3 cities, we expect that they may contribute an increasing percentage of our revenues going forward.
     Marketing Services
     Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. We target our marketing services at participants in China’s real estate and home furnishing and improvement sectors, including property developers, brokers and providers of home furnishing and improvement products and services. Our marketing services include the design and deployment on our website of banners, links, logos and floating signs. Our marketing service revenues are primarily affected by the number and term of our contracts, the geographical market where our services are delivered and the package of features and services to be delivered under the contracts with our customers. Some of our marketing customers may enter into multiple contracts with us for marketing campaigns for different property developments during the course of a year and such marketing campaigns may be for different durations. Our marketing campaigns typically last from several days to more than one year with no on-going obligations once the campaign has been completed. The rates charged vary from contract to contract depending on the geographic market where the services are delivered, the package of features and services requested and the duration of the advertising campaign.
     In 2008, 2009 and 2010, revenues generated from our marketing services represented 82.8%, 80.6% and 74.7% of our revenues, respectively. We expect revenues from marketing services to continue to account for the significant majority of our revenues for the foreseeable future. We have launched paid search and search ranking services through our advanced search engine in 2010. Our paid search and search ranking services, our customers, including real estate developers, brokers and agents as well as home furnishing and improvement product and service providers, can now pay for priority placement of their links in keyword search results. We believe that the addition of such paid search services will be an attractive feature for our customers and provide an additional source of marketing service revenues from our customers. However, as this new service will be an additional feature to be packaged into our marketing contracts, we do not expect it to generate significant revenue or to have a significant impact on our business and results of operations in the near future.

     The following table presents our marketing service revenues for each of our businesses by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage		Percentage
		of		of		of
		marketing		marketing		marketing
		service		service		service
	Amount	revenues	Amount	revenues	Amount	revenues
	(US$ in thousands, except percentage)
New home	75,535	87.6%	87,134	85.1%	138,030	82.3%
Secondary and rental	554	0.6%	537	0.5%	1,048	0.6%
Home furnishing and improvement	10,163	11.8%	14,696	14.4%	28,634	17.1%

Total marketing Service revenues	86,252	100.0%	102,367	100.0%	167,711	100.0%

     Our new home business accounted for 87.6%, 85.1% and 82.3% of our marketing service revenues in 2008, 2009 and 2010, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely property developers and their sales agents who are in the process of promoting newly developed properties for sale.
     As part of our marketing services, we enter into web promotion and technical service contracts or Internet information release service agreements with some of our customers. Some of these service contracts were entered into with customers by SouFun Media or SouFun Network, which do not have the relevant permits or licenses to conduct online advertising services or Internet information release services in China. Historically, SouFun Media and SouFun Network’s activities relating to these service contracts have been limited to entering into the service contracts, issuing invoices for services and performing technology and consulting services. All online advertising and Internet information release services in China have been and continue to be performed by our consolidated controlled entities, which have the relevant permits or licenses to operate such businesses. Due to the uncertainties in the regulation of the Internet industry in China, however, the PRC regulatory authorities have broad discretion in determining compliance with the applicable PRC laws, rules and regulations in the Internet industry in China, and may determine that SouFun Media and SouFun Network need permits or licenses to perform their obligations under such service contracts.
     In order to formalize these historical arrangements, SouFun Media and SouFun Network and our consolidated controlled entities entered into intra-group memoranda of understanding in February 2008. Since the signing of such intra-group memoranda of understanding, SouFun Media and SouFun Network have substantially reduced their direct contracting for provision of online advertising and Internet information release services in China, but have not completely discontinued entering into such service contracts. Marketing service revenues generated from SouFun Media and SouFun Network totaled US$42.9 million and US$88.0 million, or approximately 33.8% and 39.2%, of our revenues in 2009 and 2010, respectively. Since July 1, 2010, SouFun Media and SouFun Network have ceased entering into new, or renewing any existing, service contracts with online advertising or Internet information release components. We will endeavor to have our consolidated controlled entities re-enter into these terminated or expired contracts with our customers and, in the future, will have our consolidated controlled entities enter into all agreements relating to online advertising or Internet information release services with our customers.
     Furthermore, in order to minimize any relevant legal risks inherent in these arrangements and any impact to our revenues or working relationship with these customers during this transitional period, we have been consulting with these customers since April 2010 about changing the contracting party for such services agreements and have begun training our sales personnel to explain to customers that such change would be administrative in nature and would not impact the services we provide to them. We have not experienced any difficulties with our customers to enter into service contracts with our consolidated controlled entities involving online advertising or Internet information release services. The services we provide have not been adversely affected by this transition since our consolidated controlled entities provide the underlying services.
     Listing Services
     Our listing service revenues consist of revenues derived from both basic listing services and special listing services.
     Basic listing services are targeted at agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our website to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Some of our basic listing customers may enter into contracts with us for multiple listing subscription accounts during the course of a year.

     Special listing services comprise a specialized form of marketing program or event that is developed through collaboration among our research, product development and sales personnel. Special listing consists of a customized marketing program involving online placements on our website supported by additional coordinated promotion through themed events. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically supported or supplemented by an offline event, such as a physical discussion forum or a banquet gathering, with the special listing as the theme. For example, the offline events we have held in the past included themed seminars on China villa developments, our top 100 PRC real estate enterprises research conference, our top 100 PRC real estate entrepreneurs summit and annual events such as PRC real estate development meetings and our China Real Estate Index System conference on the annual review of sample development projects. We provide special listing services primarily to property developers seeking to market new property developments as well as providers of home furnishing and improvement products and services. We charge fees for participating in our offline special listing events. When we plan to host a special listing event, we send invitation letters to potential participants. The participation fees we collect from such participants allow them to participate in the offline event and also to post their names in the attendee or exhibit list used to market the event.
     The following table sets forth our listing service revenues by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage		Percentage
		of listing		of listing		of listing
		service		service		service
	Amount	revenues	Amount	revenues	Amount	revenues
	(US$ in thousands, except percentage)
Basic listing	8,593	53.5%	11,513	65.6%	32,297	80.0%
Special listing	7,477	46.5%	6,046	34.4%	8,058	20.0%

Total	16,070	100.0%	17,559	100.0%	40,355	100.0%

     In 2008, 2009 and 2010, revenues from our listing services represented 15.4%, 13.8% and 18.0% of our revenues, respectively. In recent years, our special listing customers have been reducing the usage of our listing services while increasing the usage of our marketing services. In addition, since 2008, we began to offer free trials of our basic listing services. We expect special listing service revenues to continue to grow at a slower rate than our total revenues, depending on the perception by our customers of the effectiveness in penetrating the market through our online marketing programs vis-a-vis special listing services, although in the medium to long term we believe that listing service revenues as a whole will continue to remain a significant revenue source and will grow as a percentage of our revenues as the secondary home market continues to grow in China, driving increased demand for our basic listing services.
     Other Value-added Services and Products
     We also derive revenues from other value-added services and products, including subscriptions to our information database, research reports and total web solution services. We offer certain of our customers our total web solution services on a complimentary basis in conjunction with our marketing services. With respect to our paid contracts for website design, typically, half of the fees are paid at signing and the remaining half is paid upon completion of the project.
     Beginning in 2009, we also began providing marketing services to home furnishing and improvement vendors in exchange for prepaid cards issued by such vendors due to the impact of the financial crisis on the ability of our customers to pay for our services. The prepaid cards contain monetary value in denominations varying from RMB20 to RMB2,000 that can only be used to purchase certain products from the vendors’ specified stores and are not redeemable for cash. We sell the prepaid cards, typically at a discount to their stated monetary value, to external parties. As of December 31, 2009 and 2010, we held 61,681 and 0 prepaid cards with a face value of US$6.3 million and US$0 million, respectively. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010 and sold all of the remaining prepaid cards by the end of 2010.
     In 2008, 2009 and 2010, revenues from other value-added services and products represented 1.8%, 5.6% and 7.3% of our revenues, respectively.

     Cost of Revenues
     Our cost of revenues include cost of services and cost of other value-added services and products. Cost of services primarily consists of staff costs, business taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, listing and other value-added services and products. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites for our customers. Business taxes and related surcharges are taxes, surcharges and cultural construction fees levied on advertising sales in China, which are approximately 8.5% or, in Shanghai, 9.5% of our marketing service revenues and approximately 5.5% of our listing and other value-added services and products revenues. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. China Unicom’s network hosts our server network and receives hosting fees, bandwidth fees and related fees from us. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with stock options and other share-based compensation granted to our editorial and production staff, and business taxes and surcharges relating to technical and consulting service fees charged by our wholly-foreign-owned enterprises for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. Beginning in 2009, we also incurred costs of other value-added services and products relating to our sales of prepaid cards. In 2008, 2009 and 2010, our cost of revenues represented 21.3%, 24.7% and 27.6% of our revenues, respectively.
     Operating Expenses
     Our operating expenses consist of selling expenses and general and administrative expenses. In 2008, 2009 and 2010, our operating expenses represented 37.0%, 37.3% and 37.4% of our revenues, respectively.
     The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage		Percentage
		of		of		of
		operating		operating		operating
	Amount	expenses	Amount	expenses	Amount	expenses
	(US$ in thousands, except percentage)
Selling expenses	18,708	48.5%	25,186	53.2%	42,512	50.6%
General and administrative expenses	19,857	51.5%	22,176	46.8%	41,547	49.4%

Total	38,565	100.0%	47,362	100.0%	84,059	100.0%

     Selling Expenses
     Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our website, which helps us to raise our brand profile and generate additional marketing service revenues. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel. We expect our selling expenses to increase in the near future in line with an increase in revenues as we continue to promote our website and our brand name.
     General and Administrative Expenses
     General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts receivable, office expenses, communication expenses and other expenses in relation to general and administrative purposes, as well as website development expenses related to the maintenance of our Internet portal browser and real estate database. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel. We expect our general and administrative expenses to increase in connection with the cost of being a public company. These expenses will initially increase as a percentage of our revenues, but are expected to gradually stabilize and to decrease in the long term as a percentage of our revenues to the extent that our revenues continue to grow.

     Operating Income
     Our operating income as a percentage of our revenues was 41.7%, 38.0% and 34.9% in 2008, 2009 and 2010, respectively.
     Taxation
     We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions where we, our subsidiaries or our consolidated controlled entities are domiciled or have operations.
     Cayman Islands Income Tax
     Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands imposes no withholding tax on any dividends paid by us.
     British Virgin Islands Income Tax
     Our subsidiaries in the British Virgin Islands are exempted from any income tax or withholding tax under the current laws of the British Virgin Islands.
     Hong Kong Income Tax
     Our subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on assessable profits determined under the current relevant Hong Kong tax regulations. In 2008, 2009 and 2010, we did not make any provisions for Hong Kong profit tax as we had no assessable profits derived from or earned in Hong Kong during those periods.
     According to the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at the maximum rate of 5.0%, provided that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.” Bravo Work, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in SouFun Media and SouFun Network. Max Impact, a company we incorporated in Hong Kong in October 2007, currently holds all the equity interest in Beijing Zhong Zhi Shi Zheng. We incorporated China Index Academy in Hong Kong in August 2000. To the extent that Bravo Work and Max Impact are each considered a “non-resident enterprise” under the Tax Agreement, dividends paid by SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng to Bravo Work and Max Impact, respectively, may be subject to a maximum rate of 10.0% withholding tax. However, dividends paid by Bravo Work, Max Impact and China Index Academy to their shareholders, Pendiary Investments, Selovo Investments and SouFun Holdings Limited, respectively, will not be subject to any Hong Kong withholding tax.
     PRC Income Tax
     Prior to January 1, 2008, our PRC subsidiaries were governed by the Old EIT Law and were generally subject to enterprise income taxes at a statutory rate of 33.0%, which consisted of a 30.0% national income tax and 3.0% local income tax. Under the Old EIT Law, some of our subsidiaries qualified for preferential tax treatment based upon their satisfaction of certain criteria. For example, SouFun Media and SouFun Network each obtained a “new and high technology enterprise certificate,” which entitled them to a preferential income tax rate of 15.0% in 2007 and an exemption from foreign enterprise income tax for three years starting from the calendar years of 2003 and 2006, respectively. These companies are also entitled to a 50.0% tax reduction for the three years beginning from 2006 and 2009, respectively.
     In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai are 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011 and 2012 and thereafter. As a result of these changes in tax rates, our effective tax rate in 2010 was higher than that in 2009, which affected our profitability, net income and earnings per share.
     In April 2008, the relevant PRC governmental authorities also released qualification criteria and application and assessment procedures for “high and new technology enterprises strongly supported by the state,” which would be entitled to a statutory tax rate of 15.0%. Beijing JTX Technology, Beijing Zhong Zhi Shi Zheng, SouFun Media and SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises strongly supported by the state” in May and June 2009 and may apply for renewal of such status on a three-year basis. Renewal of such status is subject to such companies continuing to demonstrate the requisite qualifications and obtaining approval from the relevant tax authorities. We expect that our overall effective tax rate will increase as a result of the implementation of the new enterprise income tax law. In April 2010, following discussions with relevant PRC tax authorities on our status as a “high and new technology enterprise strongly supported by the state,” we paid US$9.0 million (including interest of US$1.2 million) to resolve uncertainties about our tax treatment in 2008. As there was no penalty charge relating to these payments, we did not record any penalties in relation to these payments in 2008 and 2009. Although some of our subsidiaries and consolidated controlled entities in China qualified in years prior to 2008 for certification as “high and new technology enterprises strongly supported by the state” under the previous PRC enterprise income tax laws, we failed to promptly renew such certification under the New EIT Law in 2008. As a result, these PRC entities became subject to income tax at the rate of 25.0% instead of the preferential tax rates enjoyed by “high and new technology enterprises strongly supported by the state.” We engaged in discussions with the relevant PRC tax authorities to persuade them to retroactively recognize our subsidiaries and consolidated controlled entities in China as “high and new technology enterprises strong supported by the state” so that we could apply the preferential tax rates to these PRC entities starting from 2008. As our request for retroactive recognition was not formally agreed to by the tax authorities, we decided to accept the 25.0% tax rate and make a lump-sum payment of US$9.0 million to resolve any uncertainty relating to our PRC entities’ tax and to settle our tax liability and avoid further interest charges or any assessment of penalties. This lump-sum payment consisted of US$7.8 million relating to income taxes owed for 2008 and interest owed on such income taxes of US$1.2 million. This payment did not include any penalties or other payments and was not a condition to or related to the receipt by certain of our subsidiaries and controlled consolidated entities of qualification as “high and new technology enterprises strongly supported by the state” in 2009. During 2009, each of Beijing JTX Technology, Beijing Zhong Zhi Shi Zheng, SouFun Media, SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises strongly supported by the state” under the New EIT Law effective from 2009.
     As a consequence of Circular 157, the income tax rates we used in our audited consolidated financial statements for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” were 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively. As we believe Circular 157 is similar to a change in tax law and should be retroactive from January 1, 2009 an additional tax expense of US$7.5 million was recognized in the year 2010 to account for the cumulative effect of Circular 157 for the two years ended December 31, 2010. This additional tax expense consists of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million. We are in the process of discussing the settlement procedures for the additional tax required under Circular 157.
     As of December 31, 2010, we have recognized approximately US$5.9 million accrual for unrecognized tax benefits from our 2006, 2007 and 2008 operations.
     Moreover, under the New EIT law, if we are deemed to be a non-PRC tax resident enterprise without an office or premises in China, a withholding tax at the rate of 10.0% will be applicable to any dividends paid by our PRC subsidiaries to us, unless we are entitled to reduction or elimination of such tax provided by applicable tax treaties.
     Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Revenues
     Our revenues increased by 76.7% from US$127.0 million in the year ended December 31, 2009 to US$224.5 million in the same period in 2010. This increase in revenues was reflected growth across all of our business lines.
     Marketing Services. Revenues from marketing services increased by 63.8% from US$102.4 million in the year ended December 31, 2009 to US$167.7 million in the same period in 2010. The increase was mainly due to a net increase in revenues from new home marketing business of US$50.9 million across all levels of cities. The general improvement in operating conditions in the PRC real estate market and the continued growth and expansion of our operations in all levels of cities were the primary drivers behind the increased marketing service revenues. The growth in marketing service revenues was also supported by an increase in the number of marketing contracts we entered into in the year ended December 31, 2010, principally as a result of strong growth in the number of contracts in smaller cities in which we operate, even though the new contracts entered into in these smaller cities generally have shorter terms and smaller amounts than in level 1 cities. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business across all levels of cities, particularly in level 1 cities, driven by increased advertising spending by service providers as a result of improved economic conditions in China.
     Listing Services. Revenues from our listing services increased by 129.8% from US$17.6 million in the year ended December 31, 2009 to US$40.4 million in the same period in 2010, including a 180.5% increase in basic listing service revenues from US$11.5 million to US$32.3 million and a 33.3% increase in revenues from special listing services from US$6.1 million to US$8.1 million over the same period. Listing service revenues increased as a percentage of revenues from 13.8% in the year ended December 31, 2009 to 18.0% in the same period in 2010 as a result of improved economic conditions in the PRC real estate market, which drove the growth in listing activity in the secondary homes market.
     The increase in basic listings revenue was primarily due to an increase of US$20.3 million in listing service revenues from our secondary and rental business across all levels of cities, which was attributable to an increase in the number of paid online listing subscription accounts from 89,826 as of December 31, 2009 to 183,473 as of December 31, 2010. The growth in new subscription accounts was largely due to strong demand for listing services supported by growing secondary real estate markets in these cities. Our basic listing service revenues and the number of paid online subscription accounts for basic listing services are affected by the geographical market where our services are delivered and the pricing of the listing subscription accounts. In July 2009, we reduced the number of listings allowed in each listing subscription account and repackaged our listing subscription offerings at a lower price, resulting in the number of our paid online subscription accounts increasing at a higher rate than the growth of our listing service revenues.
     The increase in revenues from special listings mainly resulted from an increase in the number of participants at our special events, in particular at our top 100 PRC property developers event, during the first half of 2010. Compared with the year ended December 31, 2009, which was adversely affected by the global financial crisis, we were able to hold more special listing events in the year ended December 31, 2010. Relatively better property market conditions as well as the timely hosting of themed events of interest to market participants in the year ended December 31, 2010 also resulted in higher participation as compared to the same period in 2009.
     Other Value-added Services and Products. Revenues from other value-added services and products increased by 130.6% from US$7.1 million in the year ended December 31, 2009 to US$16.4 million in the same period in 2010, primarily due to increase in revenue received from marketing services to home decoration vendors, subscription services for access to the our information database and consulting services for customized and industry-related research reports and indices.
     Cost of Revenues
     Our cost of revenues in the year ended December 31, 2009 and 2010 as a percentage of our total revenues was 24.7% and 27.6%, respectively. Our cost of revenues increased by 97.8% from US$31.3 million in the year ended December 31, 2009 to US$62.0 million in the same period in 2010. This increase was primarily due to an increase in the cost of other value-added services and products and increases in staff costs relating to our editorial staff and customer service personnel. Our costs of other value-added services and products increased from US$4.9 million in the year ended December 31, 2009 to US$12.9 million in the same period in 2010, principally as a result of an increase in sales of prepaid cards. In addition, our staff costs increased from US$9.1 million in the year ended December 31, 2009 to US$19.1 million in the same period in 2010, mainly as a result of higher headcount for our editorial staff and customer service personnel and an increase in salaries.
     Gross Profit and Gross Margin
     As a result of the foregoing, our gross profit increased by 70.0% from US$95.7 million in the year ended December 31, 2009 to US$162.5 million in the same period in 2010. Our gross margin decreased from 75.3% in the year ended December 31, 2009 to 72.4% in the same period in 2010 primarily as a result of increased costs of other value-added services as well as from increased staff costs largely due to hiring of additional editorial and production staff. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010 and sold all the remaining prepaid cards by the end of 2010.

     Operating Expenses
     Our operating expenses increased by 77.5% from US$47.4 million in the year ended December 31, 2009 to US$84.1 million in the same period in 2010. The increase in our operating expenses was mainly attributable to increases in both our selling expenses and general and administrative expenses.
     Selling Expenses. Our selling expenses increased by 68.8% from US$25.2 million in the year ended December 31, 2009 to US$42.5 million in the same period in 2010, primarily due to an increase in staff costs and traveling and communication expenses. The 81.9% increase in staff costs from US$11.8 million in the year ended December 31, 2009 to US$21.4 million in the same period in 2010 was mainly due to the hiring of additional sales and marketing personnel. As a result of the increase in headcount, our traveling and communication expenses increased by 88.4% to US$6.3 million in the year ended December 31, 2010 from US$3.3 million in the same period in 2009.
     General and Administrative Expenses. Our general and administrative expenses increased by 87.4% from US$22.2 million in the year ended December 31, 2009 to US$41.5 million in the same period in 2010, primarily due to an increase in professional service fees and website development expenses. Professional service fees increased from US$0.3 million in the year ended December 31, 2009 to US$3.8 million in the same period in 2010, mainly as a result of fees paid to our professional advisors in connection with our initial public offering. Website development expenses increased by 90.0% from US$3.2 million in the year ended December 31, 2009 to US$6.1 million in the same period in 2010, primarily due to an increase in staff costs due to an increase in headcount and salaries paid to our technical and research personnel.
     Operating Income and Operating Margin
     As a result of the foregoing, our operating income increased 62.2% from US$48.3 million in the year ended December 31, 2009 to US$78.4 million in the same period in 2010. Our operating margin decreased from 38.0% in the year ended December 31, 2009 to 34.9% in the same period in 2010, largely due to the drop in gross margins from the increased sale of lower margin prepaid cards.
     Foreign Exchange Gain/(Loss)
     We had a foreign exchange loss of US$0.01 million in the year ended December 31, 2009 and a foreign exchange loss of US$0.5 million in the same period in 2010, primarily due to outstanding Renminbi-denominated dividend liabilities that will be repaid no later than June 30, 2011, in each case related to exchange rate fluctuations of the Renminbi relative to the U.S. dollar.
     Interest Income
     Our interest income increased by 98.3% from US$1.2 million in the year ended December 31, 2009 to US$2.4 million in the same period in 2010, mainly due to the increase in amount of funds we kept in fixed-rate time deposits.
     Realized Gain—Trading Securities
     We recognized a gain of US$0.2 million in the year ended December 31, 2009 and US$0.3 million in the same period in 2010 from sales of our investment in a structured note with a maturity of less than one year and aggregate principal amount of US$7.6 million issued by a financial institution.
     Government Grants
     Our government grants increased by 1.4% from US$0.73 million in the year ended December 31, 2009 to US$0.74 million in the same period in 2010, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.
     Income Before Income Tax
     As a result of the foregoing, our income before income tax increased by 61.4% from US$50.4 million in the year ended December 31, 2009 to US$81.4 million in the same period in 2010.
     Income Tax Benefit (Expense)
     We incurred income tax benefit of US$2.2 million in the year ended December 31, 2009 and income tax expense of US$18.2 million in the same period in 2010. Although we enjoyed preferential corporate income tax rates due to the status of certain of our PRC subsidiaries as “high and new technology enterprises strongly supported by the state” in the year ended December 31, 2010, the increase in our tax expenses was principally the result of a one-off income tax expense provision of US$7.5 million due to the impact of Circular 157.
     In April 2010, SAT issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to the issuance of Circular 157, three of our subsidiaries were entitled to pay income tax at a lower rate, and could now be required to pay income tax at a higher rate pursuant to Circular 157, which has a retroactive effect and would apply to our 2009 tax year. As a consequence of Circular 157, we recorded a one-off income tax expense of US$7.5 million, which consisted of a current income tax expense of US$4.8 million and a deferred tax expense of US$2.7 million recorded in the second quarter of 2010. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Business—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations.”
     Net (Loss) Income Attributable to Our Non-controlling Interests
     Our net income attributable to a 10.0% equity interest in Beijing Information that is not directly or indirectly owned by us changed from net loss US$0.42 million in the year ended December 31, 2009 to net income US$0.4 million in the same period in 2010, mainly as a result of a decrease in the net income from Beijing Information.
     Net Income Attributable to SouFun Holdings Limited Shareholders
     As a result of the foregoing, our net income attributable to our shareholders increased by 19.9% from US$52.7 million in the year ended December 31, 2009 to US$63.1 million in the same period in 2010. Our net income margin decreased from 41.4% in the year ended December 31, 2009 to 28.1% in the same period in 2010.
     Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Revenues
     Our revenues increased by 22.0% from US$104.1 million in 2008 to US$127.0 million in 2009. This increase in revenues was primarily attributable to growth across all our business lines from existing and new customers in our existing cities in 2009. Our rate of growth in 2009, however, decreased significantly from that in 2008 largely as a result of the global economic crisis, as (i) many of our property developer customers launched fewer property developments and reduced their advertising budgets in 2009 and (ii) difficult real estate market conditions, particularly in the first half of 2009, led to slower growth in our listing service revenues compared to 2008.
     Marketing Services. Revenues from marketing services increased by 18.7% from US$86.3 million in 2008 to US$102.4 million in 2009, mainly attributable to the increase in revenues from new home marketing of US$11.6 million. This increase was largely driven by new project launches in level 1 cities, on-going adoption of online marketing by new home developers and a general improvement in the business environment of the real estate market. The growth in marketing service revenues was also supported by an increase in the number of marketing contacts we entered into with customers even though during the first half of 2009, many of the marketing contracts we entered into with customers were for shorter terms as a result of the global financial crisis. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business in all levels of cities driven by increased advertising spending by service providers as a result of improved economic conditions. The increase was partially offset by a decrease in marketing service revenues from our new home business from level 2 cities of US$3.6 million, due to the entry of new participants to the market including national Internet portal companies and websites focused on real estate services and a challenging sales environment for that line of business, particularly in Tianjin, Chongqing and Chengdu. In 2009, some of the national Internet portals in China began to strengthen their presence in various cities, while local websites also entered into these markets to compete.
     Listing Services. Revenues from our listing services increased by 9.3% from US$16.1 million in 2008 to US$17.6 million in 2009, including a 33.7% increase in basic listing service revenues from US$8.6 million to US$11.5 million, partially offset by a 20.0% decrease in revenues from special listing services from US$7.5 million to US$6.0 million over the same period.
     This growth in basic listings revenue was primarily due to an increase of US$2.9 million in listing service revenues from our secondary and rental business in level 1 and level 2 cities attributable to an increase in the number of paid online listing subscription accounts from 50,549 in 2008 to 89,826 in 2009. The growth in new subscription accounts was driven by strong demand for listing services supported by growing secondary real estate markets in these cities. Our listing service revenues and the number of paid online subscription accounts for basic listing services are affected by the geographical market where our services are delivered and the pricing of the listing subscription accounts. In July 2009, we repackaged all our listing subscription accounts to a lower price by reducing the number of listings allowed in each listing subscription account, resulting in the number of our paid online subscription accounts increasing at a higher rate than the growth of our listing service revenues.
     The decrease in revenues from special listings resulted primarily from fewer participants at our special listing events for our research business. This was partially offset by an increase in revenues from increased participants at our special listing events for our new home business.
     Other Value-added Services and Products. Revenues from other value-added services and products increased by 294.4% from US$1.8 million in 2008 to US$7.1 million in 2009, primarily due to the sale of prepaid cards in 2009 of US$5.4 million and an increase of US$0.2 million in revenues from our research report services in 2009. This was partially offset by a decrease of US$0.2 million in revenues from total web solution services and a decrease of US$0.1 million in revenues from information database services.
     Cost of Revenues
     In 2008 and 2009, our cost of revenues represented 21.3% and 24.7% of our revenues, respectively. The increase in our cost of revenues as a percentage of our revenues in 2009 was primarily the result of sales of prepaid cards amounting to US$5.4 million, of which we incurred US$4.9 million in costs of other valued-added services and products relating to the prepaid cards. As the prepaid cards were sold at a discount, the cost of revenues for these prepaid cards as a percentage of the revenues they generated in 2009 was higher than our other business operations, resulting in an increase in our overall cost of revenues as a percentage of our revenues in 2009. We had no sales of prepaid cards in 2008.
     Our cost of revenues in 2009 increased by 41.0% from US$22.2 million in 2008 to US$31.3 million. This increase was consistent with our increase in revenues and was primarily due to US$4.9 million for the cost of other value-added services and products relating to the sale of prepaid cards and an increase in business taxes and surcharges and business taxes on intercompany service fee charges. Our business taxes and surcharges increased from US$6.8 million in 2008 to US$8.3 million in 2009 in line with the increase in our revenues in 2009. Our business taxes on intercompany service fee charges increased from US$47,000 in 2008 to US$1.2 million in 2009, mainly as a result of an increase in transfers of taxable revenue from the consolidated controlled entities to our direct subsidiaries.
     Gross Profit and Gross Margin
     Our gross profit increased by 16.7% from US$82.0 million in 2008 to US$95.7 million in 2009. Our gross margin remained relatively stable at 78.7% in 2008 and 75.3% in 2009.
     Operating Expenses
     Our operating expenses increased by 22.8% from US$38.6 million in 2008 to US$47.4 million in 2009. The increase in our operating expenses was principally as a result of an increase in selling expenses.
     Selling Expenses. Our selling expenses increased by 34.8% from US$18.7 million in 2008 to US$25.2 million in 2009, primarily due to an increase in staff costs, traveling and communication expenses and advertising and promotion expenses. The 38.8% increase in staff costs from US$8.5 million in 2008 to US$11.8 million in 2009 was mainly due to an increase in our sales and marketing personnel in the second half of 2009 and an increase in commissions paid to our sales and marketing staff as a result of higher sales. The increase in traveling and communication expenses by 22.2% from US$2.7 million in 2008 to US$3.3 million in 2009 was largely due to increased sales and promotional activities from the addition of new sales and marketing staff during 2009. The increase in advertising and promotion expenses by 66.7% from US$0.9 million in 2008 to US$1.5 million in 2009 was primarily due to entry into a portal collaboration contract with an Internet portal company to promote our website.
     General and Administrative Expenses. Our general and administrative expenses increased by 11.6% from US$19.9 million in 2008 to US$22.2 million in 2009, primarily due to an increase in bad-debt expenses, share-based compensation expenses and website development expenses. Bad-debt expenses increased by 37.5% from US$3.2 million in 2008 to US$4.4 million in 2009, principally as a result of an increase in our accounts receivable arising from increases in sales, and because the global financial crisis during these periods negatively affected accounts receivable collectability from certain clients in the first half of 2009. The increase in share-based compensation expenses by 40.0% from US$2.0 million to US$2.8 million was mainly due to the increase in the number of share options granted. Website development expenses increased by 23.1% from US$2.6 million in 2008 to US$3.2 million in 2009, primarily due to an increase in staff costs resulting from an increase in salaries and in the number of technical and research personnel in 2009.
     Operating Income and Operating Margin
     As a result of the foregoing, our operating income increased 11.3% from US$43.4 million in 2008 to US$48.3 million in 2009. Our operating margin decreased from 41.7% in 2008 to 38.0% in 2009.
     Foreign Exchange Gain/(Loss)
     We incurred a foreign exchange loss of US$2.8 million in 2008 and US$59,000 in 2009 related to Renminbi-denominated dividend liabilities, which resulted in a loss due to fluctuations in the Renminbi-U.S. dollar exchange rate.
     Interest Income
     Our interest income remained relatively stable at US$1.2 million in 2008 and 2009.
     Realized Gain—Trading Securities
     We recognized a gain of US$0.2 million in 2009 from our investment in a structured note with a maturity of less than one year of US$7.3 million issued by a financial institution.
     Government Grants
     Our government grants increased by 75.0% from US$0.4 million in 2008 to US$0.7 million in 2009, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.
     Income Before Income Tax
     As a result of the foregoing, our income before income tax increased by 19.4% from US$42.2 million in 2008 to US$50.4 million in 2009.
     Income Tax Benefit (Expense)
     We incurred income tax expenses of US$18.8 million in 2008 and recorded an income tax benefit of US$2.2 million in 2009, primarily due to the qualification of certain of our PRC subsidiaries and consolidated controlled entities for preferential tax treatment as “high and new technology enterprises strongly supported by the state” in 2009. Under the applicable PRC tax law, a recognized “high and new technology enterprise strongly supported by the state” may enjoy a preferential corporate income tax rate of 15.0%. As a result of changes in our tax rate in 2009, we recognized a tax benefit of US$9.5 million. For 2009, our major subsidiaries and consolidated controlled entities, SouFun Media, SouFun Network, Beijing Technology, Beijing Zhong Zhi Shi Zheng and Beijing JTX Technology were eligible to use tax rates of 15.0%, 7.5%, 7.5%, 15.0% and 0%, respectively. During 2008, all of these entities were subject to income tax at a rate of 25.0% as we failed to secure such “high and new technology enterprise strongly supported by the state” recognition for our PRC subsidiaries and consolidated controlled entities during the year. We recognize deferred tax liability in relation to the undistributed earnings of our consolidated controlled entities in China. Such earnings are taxable upon distribution to our PRC subsidiaries. As a result of the tax rate change from the unified 25.0% in 2008 to the preferential tax rates in 2009, our deferred tax liability, decreased from US$14.0 million as at December 31, 2008 to US$5.7 million as at December 31, 2009, with such effect of tax rate change recognized as an income tax benefit in the amount of US$9.5 million in 2009. You may find additional information on the effects of the PRC tax law and its changes on our financial condition and results of operations in Note 13 to our audited consolidated financial statements included elsewhere in this annual report.
     Net (Loss) Income Attributable to Our Non-controlling Interests
     Our net income attributable to a 10.0% equity interest in Beijing Information that is not directly or indirectly owned by us increased by 23.5% from US$34,000 in 2008 to US$42,000 in 2009 as a result of an increase in net income from Beijing Information’s operations.

     Net Income Attributable to SouFun Holdings Limited Shareholders
     As a result of the foregoing, our net income attributable to our shareholders increased by 125.2% from US$23.4 million in 2008 to US$52.7 million in 2009, and our net income margin increased from 22.4% in 2008 to 41.4% in 2009.
B. Liquidity and Capital Resources
     Historically, we have financed our operations primarily through internally generated cash and the sale of our shares to investors. As of December 31, 2010, we had approximately US$171.5 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks or other financial institutions. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2008, 2009 and 2010, we had short-term investments of US$24.9 million, US$28.6 million and US$58.1 million, respectively, substantially all of which consistent of deposits with commercial banks and financial institutions. As of December 31, 2008 and 2009 and 2010, we had net current assets of US$23.0 million, US$24.9 million and US$118.6 million, respectively.
     We plan to make the remaining dividend payment of RMB299.8 million (US$39.6 million) as of December 31, 2010, no later than June 30, 2011. We intend to use our operating income overseas, including our license fees collected from our PRC subsidiaries and consolidated controlled entities and bank loan financing at the holding company level or through our overseas subsidiaries to fund this payment. This funding is intended to comply with limitations under PRC laws, rules and regulations restricting our ability to access funds from our PRC subsidiaries and/or our consolidated controlled entities. See Item 3 “Key Information—Risk Factors—Risks Relating to China—Government control of currency conversion may limit our ability to utilize our revenues effectively.”
     We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet our present and anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months. We may, however, seek additional cash resources due to changed business conditions or other future developments, such as strategic alliances and acquisitions, new service development and expansion of our service offerings, to compete with alternative or different services and products offered by our competitors or to take advantage of market opportunities for our growth and/or technological improvements. If these sources are insufficient to satisfy our cash requirements, we may seek additional sources of financing, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See Item 3 “Key Information—Risks Factors—Risks Relating to Our ADSs—We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Cash Flows
     The following table sets forth information regarding our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(US$ in thousands)
Consolidated cash flow data
Net cash generated from operating activities	44,568	65,966	106,510
Net cash (used in) generated from investing activities	(2,598)	(12,034)	(46,096)
Net cash (used in) generated from financing activities	(16,210)	(24,789)	14,404
Net increase in cash and cash equivalents	28,954	29,217	79,281
Cash and cash equivalents at beginning of year	34,068	63,022	92,239
Cash and cash equivalents at end of year	63,022	92,239	171,520

     Net Cash Generated from Operating Activities
     We had net cash generated by operating activities of US$106.5 million in 2010. This was primarily attributable to our net income of US$63.1 million during this period, an increase in advances from customers of US$26.4 million as a result of more advances from our marketing and basic listing customers, and an increase in accrued but unpaid income tax payable of US$11.0 million. This was partially offset by an increase of US$14.6 million in our accounts receivable due to the expansion of our business operations.
     We had net cash generated by operating activities of US$66.0 million in 2009. This was primarily attributable to our net income of US$52.6 million during this period, an increase in advances from customers of US$12.8 million as a result of more advances from our marketing and basic listing customers, and an increase in accrued expenses and other liabilities of US$7.9 million due primarily to an increase in other taxes and surcharges payable as a result of increased gross revenues and an accrued unrecognized tax benefit. This was partially offset by an increase of US$7.1 million in our accounts receivable due to the expansion of our business operations.
     We had net cash generated by operating activities of US$44.6 million in 2008, which was primarily attributable to our net income of US$23.3 million during this period, an increase in accrued expenses and other liabilities of US$14.9 million due to an increase in accrued tax liabilities and was partially offset by an increase in accounts receivable of US$9.3 million due to the expansion of our business operations.
     Net Cash Used in Investing Activities
     Our net cash used in investing activities was US$46.1 million in 2010. This was primarily attributable to a US$97.0 million increase in short-term investments in the form of fixed-term deposits in China, a loan of US$10.6 million to Beijing Pujin Finance Company, an independent third party, for a term of six months with an interest rate of 10% per annum, acquisition of property and equipment of US$5.6 million, deposits for purchase of non-current assets of US$4.6 million and acquisition of an available-for-sale security of US$5.0 million. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$68.9 million relating to our fixed-term deposits in China and a decrease in amount due from related parties of US$7.6 million.
     Our net cash used in investing activities was US$12.0 million in 2009. This was primarily attributable to a US$35.9 million increase in short-term investments in the form of fixed-term deposits in China and a change in the amount due from related parties of US$6.8 million relating to an entrusted loan of US$7.3 million to Hengshui, which is a PRC company 51%- owned by Mr. Mo, our founder and executive chairman, and 49%-owned by independent third parties, with the intention of providing commitment deposits to Hengshui to secure exclusive future marketing and listing business from Hengshui. The loan to Hengshui bore a stated interest rate of 10.0% per annum. The loan to Hengshui matured and was repaid on May 5, 2010. See “Major Shareholders and Related Party Transactions.” These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$32.2 million relating to our fixed-term deposits in China.
     Our net cash used in investing activities was US$2.6 million in 2008. This was primarily attributable to cash of US$24.0 million used for short-term investments in the form of fixed-term deposits in China and payment of US$2.0 million for the acquisition of property and equipment for our offices. These amounts were partially offset by cash proceeds received from the maturity of short-term investments of US$23.3 million relating to our fixed-term deposits in China.
     Our capital expenditures were US$2.0 million, US$1.6 million and US$5.6 million in 2008, 2009 and 2010, respectively. In 2008 and 2009, our capital expenditures were primarily related to the purchase of servers, computer equipment and other office equipment relating to our operations as well as renovations of our offices. The decrease in capital expenditures from US$2.0 million in 2008 to US$1.6 million in 2009 was mainly due to the downsizing of some of our offices in the second half of 2008, which also impacted our expenses in 2009. The increase in capital expenditures from US$1.6 million in 2009 to US$5.6 million in 2010 was mainly due to the decoration and purchase of fixed assets as a result of the new offices and also the expansion of current offices. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our website and our services.
     On December 23, 2010, we entered into an agreement with Sahn Eagle LLC to purchase a training center in New York City for a consideration of US$46.0 million. The acquisition is expected to complete by the end of June 2011 and we plan to use our own cash and bank loan financing in U.S. dollars to fund this acquisition. See Item 5 “—Net Cash Used in Financing Activities.”

     Net Cash Used in Financing Activities
     Our net cash received from financing activities in 2010 was US$14.4 million. This was attributable to proceeds from exercise of share options of US$0.3 million, proceeds from initial public offering of US$10.5 million and proceeds from short-term loan of US$3.6 million to fund the deposit for purchase of the New York City training center referred to above. In March of 2011, we incurred US$45.0 million bank loan as additional funding for the purchase of the training center and to repay the short term loan. The bank loan will mature on March 14, 2014.
     Our net cash used in financing activities in 2009 was US$24.8 million. This was attributable to dividend payments to our shareholders of US$24.2 million.
     Our net cash used in financing activities was US$16.2 million in 2008 and was primarily due to dividend payments to our shareholders. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”
Capital Expenditures
     Our capital expenditures were US$2.0 million, US$1.6 million and US$5.6 million in 2008, 2009 and 2010, respectively. In 2008 and 2009, our capital expenditures were primarily related to the purchase of servers, computer equipment and other office equipment relating to our operations as well as renovations of our offices. The decrease in capital expenditures from US$2.0 million in 2008 to US$1.6 million in 2009 was mainly due to the downsizing of some of our offices in the second half of 2008, which also impacted our expenses in 2009. The increase in capital expenditures from US$1.6 million in 2009 to US$5.6 million in 2010 was mainly due to the decoration and purchase of fixed assets as a result of the new offices and also the expansion of current offices. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our website and our services.
Inflation
     In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.
C. Research and Development, Patents and Licenses, Etc
     We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2008, 2009 and 2010, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$2.6 million, US$3.2 million and US$6.1 million, representing 2.5%, 2.5% and 2.7% of our total revenues for 2008, 2009 and 2010, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment due by period
					More
		Less than	1-3	3-5	than 5
	Total	1 year	years	years	years
	(US$ in thousands)
Operating lease commitments	10,883	5,780	5,103	—	—
Purchase commitments	41,400	41,400	—	—	—
     Our operating lease commitments consist of office lease obligations for our offices in various locations across China. These leases expire at different times from December 31, 2010 through 2012, and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration. Our Beijing headquarters have been at their current location since December 2007, and the lease for such office space expires in December 2012.
     In March of 2011, we incurred long-term debt in the amount of US$45.0 million to purchase the former AIG training center in New York City.
G. Safe Harbor
     See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044 China.

Name	Age	Position
Vincent Tianquan MO	47	Executive chairman of the board of directors
Quan ZHOU	53	Director
Shan LI	47	Independent director
Qian ZHAO	42	Independent director
Sam Hanhui SUN	38	Independent director
Jeff Xuesong LENG	41	Director
Thomas Nicholas HALL	43	Director
Richard Jiangong DAI	37	President, chief executive officer and director
Lanying GUAN	43	Chief financial officer
Jian LIU	35	Chief operations officer
     Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999. Prior to founding our Company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones & Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Shun Cheong Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo is also a director of Taoshi PE Fund Management Co.. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, our president and chief executive officer who is a director of our Company.
     Quan Zhou has served as a director of our Company since 2000. Mr. Zhou has been the president of IDG Technology Venture Investment, Inc., or IDG Technology, since 1995. He is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I, IDG-Accel China Growth Fund II and IDG-Accel China Capital Fund. He currently serves on the boards of a number of private companies, including Superdata Technology (Asia) Limited, OriGene Technologies

Inc., CosmoChina International Inc., Giganology Limited, Yesky.com Inc. and Wupima Inc. Mr. Zhou holds a bachelor’s degree in chemistry from the China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences, and a Ph.D degree in fiber optics from Rutgers University.
     Qian Zhao is an independent director of our Company and chair of our nominating and corporate governance committee. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell ’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently a director and member of the audit committee of Trina Solar Limited, a NYSE-listed company, and CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.
     Shan Li has served as a director of our Company since 1999 and is an independent director of our Company and chair of our compensation committee. Mr. Li is a founding partner of San Shan (HK) Ltd., a private equity firm focused on the China market. Previously, Mr. Li was the chief executive officer of BOC International Holdings Limited, a position he held from 2001 to 2005. Mr. Li is currently a director of China Cablecom, a NASDAQ-listed company, CMMB Vision Holdings Limited, a Hong Kong Stock Exchange-listed company, and San Shan (HK) Limited. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li is currently a senior advisor and vice chairman of UBS Investment Bank in Asia. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.
     Sam Hanhui Sun is an independent director of our Company and chairman of our audit committee. Mr. Sun has been chief financial officer of Qunar.com, a leading travel search engine in China since January 2010. He was chief financial officer of Beijing Ruifeng Co. Ltd. from May 2009 to September 2009 and KongZhong Corporation, a Nasdaq-listed company, from February 2007 to April 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun took various financial controller roles at Microsoft China R&D Group, Maersk China Co. Ltd. and our Company. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.
     Jeff Xuesong Leng has been a director of our Company since our initial public offering in September 2010, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Leng is a managing director at General Atlantic LLC, a private equity investment firm. Mr. Leng served as a managing director at Warburg Pincus, an international private equity firm, from 1999 to 2007. Mr. Leng is currently a non-executive director of Wuxi PharmaTech, a company listed on the New York Stock Exchange, and Zhongsheng Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. From July 2006 to August 2007, Mr. Leng served as a non-executive director of China Huiyuan Juice Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Leng earned a master of business administration degree from the Wharton School of Business, University of Pennsylvania in 1999 and a bachelor of international industrial trade degree from Shanghai Jiao Tong University in 1992.
     Thomas Nicholas Hall has been a director of our Company since our initial public offering in September 2010, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Hall is an equity partner and co-Head of the Global Media Team at Apax Partners LLP, one of the world’s largest private equity firms with funds advised and managed in excess of US$35 billion. Mr. Hall worked at Deutsche Bank from 1995 to 1998 and S.G. Warburg from 1992 to 1995. While at Apax, Mr. Hall has been responsible for, and has served on the board of directors of, a number of private companies including Thomson Directories, The Stationery Office, Zeneus Pharma and 20 Minuten. Mr. Hall is currently chairman of the board of directors and a member of the audit committee of Trader Media Group in the United Kingdom. Mr. Hall holds a master of arts degree from Cambridge University.
     Richard Jiangong Dai joined us in 1999 and is our president and chief executive officer. Mr. Dai is a director of our Company. Mr. Dai is a nephew of Mr. Mo, our founder and executive chairman. Mr. Dai has over ten years of experience in the real estate media sector and is in charge of overseeing the operations of our website, www.soufun.com. Prior to joining us, Mr. Dai was a research analyst and assistant general manager at Beijing Yiding Information Technology Co., Ltd. and the China

Real Estate Index System, a real estate research publication operated by us. Mr. Dai received a bachelor’s degree in international trade from the College of Economics at Guangxi University.
     Lanying Guan joined us in June 2004 as chief finance controller and has been our chief financial officer since March 2010. Ms. Guan has over 15 years of experience in financial management and accounting with multinational corporations. Prior to joining us, Ms. Guan served as the country finance manager of Cadence Inc, which develops electronic design automation software and hardware for clients worldwide and is a public company listed on NASDAQ. Ms. Guan holds a bachelor’s degree in industry management engineering from China Agricultural University and a master’s degree in accounting from the Central Finance and Economics University and is a certified public accountant in China.
     Jian Liu joined us in April 2000 and is our chief operations officer. Mr. Liu is in charge of overseeing the operations and management of our business operations. Mr. Liu was also the group’s first chief information officer. Prior to joining our group, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.
B. Compensation
Compensation of Directors and Executive Officers
     Our executive directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Our independent directors will receive annual compensation in connection with the performance of their duties. All directors will receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. We have entered into service contracts with our executive officers. None of these service contracts provide benefits to our directors and executive officers upon termination.
     In 2010, we paid aggregate cash compensation of approximately US$699,000 to our executive directors and executive officers as a group. In 2010, we granted selected directors, officers and employees options to acquire an aggregate of 4,037,500 ordinary shares. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.
Share Options
Stock Related Award Incentive Plan
     At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan, or the Plan. The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the Plan, we awarded to several of our employees and directors options to purchase 12,323,800 ordinary shares of our Company, 4,620,000 options of which are outstanding excluding special stock options as of December 31, 2010. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the Plan provides that in circumstances where there is a change in the control of our Company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.
     On August 31, 2006, Telstra International acquired 55.1% of our equity interest (assuming all outstanding options have not been exercised) and became a significant shareholder of our Company, which resulted in a change in control event as defined in the Plan. Pursuant to a shareholders’ agreement among our existing shareholders dated August 2006, all options granted under the Plan and prior to the change in control event remain valid and have been assumed by us.
Standard Stock Options
     From September 1, 1999 to September 30, 2006, we awarded standard stock options exercisable to acquire Class A or Class B ordinary shares of our Company. All standard stock options were granted to employees and directors and have vested over the requisite service periods of three to four years using a graded vesting. Options granted normally vested 25.0% or 33.0% per year during the entire vesting periods. The maturity life of the standard stock options is 10 years. Pursuant to a board resolution dated April 20, 2010, our board of directors resolved that the contractual life of the standard stock option was extended from 10 years to 15 years.
     From 2001 to 2003, we awarded 1,739,500 standard stock options, classified as liability awards, with an exercise price indexed to Hong Kong dollars. In April 2010, we agreed with the grantees to modify the Hong Kong dollar exercise currency to U.S. dollars. As a result, 1,739,500 stock options with exercise prices ranging from HK$1.00 to HK$5.00 were modified to contain exercise prices ranging from US$0.13 to US$0.64.
Special Stock Options
     On December 31, 2006, we awarded special stock options to our employees and directors. Terms for special stock options were the same as standard stock options, except that the special stock options are exercisable into only non-voting ordinary shares and that two special stock options are exercisable into one non-voting ordinary share. These special stock options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock option is 10 years.
     From December 31, 2006 to December 31, 2010, we awarded 15,711,200 special stock options, with an exercise price of US$2.50 on December 31, 2006, 2007 and 2008, US$5.00 on December 31, 2009 and April 20, 2010 and US$5.31 on December 31, 2010.
     Our board of directors may amend, alter, suspend or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our Plan has no specified termination date.
     The following table sets forth the total number of Class A, Class B and non-voting ordinary shares to be issued upon exercise of the options to directors and executives officers, the exercise price of the options awarded, the date of grant and the date of expiration, as of December 31, 2010:

	Number of	Number of	Number of
	Class A	Class B	non-voting
	ordinary	ordinary	ordinary
	shares to be	shares to be	shares to be	Exercise price
	issued upon	issued upon	issued upon	per ordinary
	exercise of	exercise of	exercise of	share
	options	options	options	(US$)	Date of grant	Date of expiration
Mr. Mo(1)	—	—	225,000	5.00	December 31, 2006	December 30, 2016
	—	—	225,000	5.00	December 31, 2007	December 30, 2017
	—	—	225,000	5.00	December 31, 2008	December 30, 2018
	—	—	225,000	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	—	250,000 (2)	—	0.13	June 18, 1999	June 17, 2014
	—	250,000 (2)	—	0.26	June 30, 2000	June 29, 2015
	—	250,000 (2)	—	0.26	October 1, 2001	September 30, 2016
	—	250,000 (2)	—	0.26	June 30, 2002	June 29, 2017
	—	125,000 (2)	—	0.64	October 1, 2002	September 30, 2017
Next Decade / Mr. Mo(1)	—	1,754,500	—	5.00	September 30, 2006	September 29, 2021
Aceview Investment Limited / Mr. Dai	250,000	—	—	0.13	June 18, 1999	June 17, 2014
	82,000	—	—	4.06	September 1, 1999	August 30, 2014
	100,000	—	—	0.26	June 30, 2000	June 29, 2015
	100,000	—	—	0.26	October 1, 2001	September 30, 2016
	100,000	—	—	0.26	June 30, 2002	June 29, 2017
	50,000	—	—	0.64	October 1, 2002	September 30, 2017
	55,000	—	—	1.97	October 28, 2004	October 27, 2019
	—	—	18,750	5.00	December 31, 2006	December 30, 2016
	—	—	18,750	5.00	December 31, 2007	December 30, 2017
	—	—	18,750	5.00	December 31, 2008	December 30, 2018
	—	—	18,750	10.00	December 31, 2009	December 30, 2019
Shan Li	—	*	—	4.06	June 18, 1999	June 17, 2014
	—	*	—	0.13	September 1, 1999	August 30, 2014

	Number of	Number of	Number of
	Class A	Class B	non-voting
	ordinary	ordinary	ordinary
	shares to be	shares to be	shares to be	Exercise price
	issued upon	issued upon	issued upon	per ordinary
	exercise of	exercise of	exercise of	share
	options	options	options	(US$)	Date of grant	Date of expiration
	—	*	—	1.97	April 28, 2004	April 27, 2019
	—	—	*	5.00	December 31, 2006	December 30, 2016
	—	—	*	5.00	December 31, 2007	December 30, 2017
	—	—	*	5.00	December 31, 2008	December 30, 2018
	—	—	*	10.00	December 31, 2009	December 30, 2019
Quan Zhou	—	*	—	1.97	April 28, 2004	April 27, 2019
		—	*	5.00	December 31, 2006	December 30, 2016
	—	—	*	5.00	December 31, 2007	December 30, 2017
	—	—	*	5.00	December 31, 2008	December 30, 2018
	—	—	*	10.00	December 31, 2009	December 30, 2019
Newtech Venture Limited / Quan Zhou	—	*	—	0.13	September 1, 1999	August 30, 2014
Sam Hanhui Sun	—	—	*	10.625	September 17, 2010	September 16, 2010
Zhao Qian	—	—	*	10.625	September 17, 2010	September 16, 2010
Jian Liu	*	—	—	0.26	October 1, 2001	September 30, 2016
	*	—	—	0.64	October 1, 2002	September 30, 2017
	*	—	—	1.97	October 28, 2004	October 27, 2019
	—	—	*	5.00	December 31, 2006	December 30, 2016
	—	—	*	5.00	December 31, 2007	December 30, 2017
	—	—	*	5.00	December 31, 2008	December 30, 2018
	—	—	*	10.00	December 31, 2009	December 30, 2019
Lanying Guan	*	—	—	1.97	October 28, 2004	October 27, 2019
	—	—	*	5.00	December 31, 2006	December 30, 2016
	—	—	*	5.00	December 31, 2007	December 30, 2017
	—	—	*	5.00	December 31, 2008	December 30, 2018
	—	—	*	10.00	December 31, 2009	December 30, 2019
Other individuals as a group	3,959,050

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

(2)	On August 4, 2010, Media Partner exercised all of its 1,125,000 outstanding and vested stock options to purchase 1,125,000 Class B ordinary shares at an exercise price ranging from US$0.13 per share to US$0.64 per share for an aggregate purchase consideration of US$307,500.
2010 Stock Incentive Plan
     We adopted our 2010 stock incentive plan on August 4, 2010. The purpose of our 2010 stock incentive plan is to recognize and acknowledge the contributions made to our Company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our Company, our 2010 stock incentive plan aims to:
•	attract and retain the best available personnel;

•	to provide an additional incentive to our employees, directors and consultants; and

•	to promote the success of the Company’s business.
a. Eligible Participants
     Under our 2010 stock incentive plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:
•	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;

•	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.
b. Maximum Number of Ordinary Shares
     The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. The maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan as of December 31, 2010 was 7,606,575 ordinary shares.
c. Price of Ordinary Shares
     The determination by our board of directors, or its designated committee, of the subscription price will be by reference to the fair market value of the ordinary shares. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (i) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or ADSs or (ii) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary shares on the NYSE for the day prior to the time of the determination (or, if not such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its appointed committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.
d. Performance Criteria
     Our 2010 stock incentive plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.
e. Time of Exercise of Options
     The time and conditions under which an option may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2010 stock incentive plan and as specified in the award agreement with a grantee, but in no case will options be exercisable at a rate of more than one fourth per year over the vesting period from the date the options are granted. Notwithstanding the foregoing, in the case of any options granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the options may become exercisable, subject to reasonable conditions such as the officer, director or consultant’s continuous service at any time or during any period established in the award agreement governing such grant.
f. Administration
     Our board of directors, or a committee designated by our board of directors, will administer the 2010 share incentive plan. Decisions by our board of directors or a committee designated by our board of directors as to all matters arising in relation to the 2010 share incentive plan or its interpretation or effect are final and binding on all parties.

g. Termination
     Unless terminated earlier, the 2010 share incentive plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2010 share incentive plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.
C. Board Practices
Board of Directors
     Our board of directors consists of seven members. A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
Duties of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have, in certain circumstances, the right to seek damages against our directors if a duty owed by our directors is breached.
     Our board of directors has overall responsibility for managing our operations. The functions and powers of our board of directors include, among others:
•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.
Board Committees
     Prior to 2006, we had an audit committee in place to assist us in oversight of our financial reporting process. Since 2006, all audit committee, nominating and corporate governance committee and compensation committee functions were handled directly by our board of directors, as the committees were disbanded at that time. In August 2010, our board of directors established a new audit committee, nominating and corporate governance committee and compensation committee in improve our internal control and corporate governance.
     Audit Committee. Our audit committee consists of Sam Hanhui Sun, who chairs our audit committee, Qian Zhao and Shan Li. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the NYSE Corporate Governance Rules and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

     Our audit committee will be responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and us;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted to address material issues raised by internal quality control reviews or peer reviews by the independent auditors;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
     Nominating and Corporate Governance Committee. We have established a nominating and corporate governance committee, which identifies individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee include Qian Zhao, chair of our nominating and corporate governance committee, Shan Li and Mr. Mo, our executive chairman.

     Compensation Committee. Our compensation committee consists of Qian Zhao, Shan Li, chair of our compensation committee, and Mr. Mo, our executive chairman.
     Our compensation committee is responsible for:
•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with their respective terms; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
     No director or officer may be directly involved in decisions regarding his or her own compensation.
     In connection with the Telstra Private Placement, we entered into an investor’s rights agreement, under which we agreed to create immediately after the closing of our initial public offering two vacancies on our board of directors and will appoint a director designated by Apax to fill one vacancy and a director designated by General Atlantic to fill the other vacancy. In addition, a designee of either General Atlantic or Apax is also entitled to serve on each of our audit committee, compensation committee and nomination and corporate governance committee or, if it is unable to meet all requirements under applicable laws, rules and regulations, be permitted to participate as a non-voting observer. See Item 7 “Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”
Terms of Directors and Executive Officers
     Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual meeting of shareholders, at which time such director is eligible for reelection. All current directors have been appointed pursuant to shareholder resolutions. Accordingly, none of the existing directors require reelection at an annual meeting of shareholders.
D. Employees
     We had 2,160, 3,611 and 5,868 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2010:

Editorial and production	2,884
Sales and marketing	2,178
Technical and research	343
Management and general administrative	463
Total	5,868
     As a result of the growth and expansion of our business operations in China over the last two years, we have increased the number of our employees across all departments.
     Our employees receive a base salary and are eligible for performance-based bonuses. We have granted share options to certain of our employees from 1999 to 2010. For more information, see Item 6 “Directors, Senior Management and Employees—Compensation—Share Options.”
     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans for each of our employees based on the employee’s compensation.
     We believe we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We believe this is primarily attributable to our well-established reputation and brand name within the PRC real estate industry, our strong corporate culture, as well as the positive career development opportunities we provide to our employees. Our employees have not entered into any collective bargaining agreements, and no labor union has been established by our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of March 31, 2011:

	Ordinary shares beneficially owned
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(1)			11,355,645	44.9%
Next Decade Investments Limited(1)	888,888	1.6%	10,230,645	40.4%
Digital Link Investments Limited	98,764	*	2,560,360	10.1%
IDG Technology Venture Investment, Inc. and its affiliates(2)	—		1,151,679	4.6%
IDG-Accel China Capital Investors L.P(2).	246,582	*
IDG-Accel China Capital L.P(2).	5,344,856	9.6%
General Atlantic Mauritius Limited	15,347,720	27.5%
Hunt 6-A Guernsey L.P. Inc	4,232,650	7.6%
Hunt 7-A Guernsey L.P. Inc	3,822,630	6.8%
Hunt 7-B Guernsey L.P. Inc	7,198,324	12.9%
JPMorgan Chase Bank N.A.	18,567,623	33.3%
First Island Trustees (Guernsey) Limited	94,116	*
Directors and Executive Officers (3):
Mr. Mo (4)	26,452,490	44.2%
Shan Li (5)	2,669,749	4.5%
Quan Zhou (6)	*	*
Sam Hanhui Sun	*	*
Jeff Xuesong Leng	15,347,720	25.7%
Thomas Nicholas Hall	15,347,720	25.7%
Richard Jiangong Dai	*	*
Lanying Guan	*	*
Jian Liu	*	*
All directors and executive officers as a group	61,223,929	100%

*	Less than 1.0% of total outstanding shares.

(1)	All of the shares of Media Partner, a British Virgin Islands company, and Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner and Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	IDG Technology, a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. The address of IDG Technology is 5 Speen Street, Framingham MA 01701, U.S.A. IDG-Accel China Capital L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is a fund affiliated with IDG Technology. IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is also a fund affiliated with IDG Technology.

(3)	The address of our current directors and executive officers is c/o 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044 China.

(4)	The equity interests of Mr. Mo, our founder and executive chairman, in Next Decade and Media Partner are held in two irrevocable discretionary trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo, as a part of his estate planning, through an irrevocable discretionary family trust arrangement, transferred to this family trust all of his equity ownership in Next Decade, which holds of record an aggregate of 11,119,533 ordinary shares of our share capital. Mr. Mo established this family trust by a deed of settlement, dated June 8, 2006, as amended, as the ultimate holder of the ordinary shares held of record by Next Decade. The family trust has been established for the benefit of Mr. Mo’s designated family members, including a corporate entity wholly-owned and controlled by one of his family members, as well as other persons and corporations that may be so designated under the deed of settlement, and has a trust period of 100 years unless earlier terminated by the trustee subject to any applicable rule against perpetuities. Mr. Mo continues to act as the protector of the trust. Credit Suisse Trust Limited acts as the trustee of the trust.

In addition, Mr. Mo, as a part of his estate planning, through a similar irrevocable discretionary family trust arrangement, transferred to his family trust all of his equity ownership in Media Partner, which holds of record an aggregate of 11,355,645 ordinary shares of our share capital. Mr. Mo established this family trust by a deed of settlement, dated April 16, 2010, as the ultimate holder of the ordinary shares held of record by Media Partner. The family trust has been established for the benefit of Mr. Mo’s designated family members, including a corporate entity wholly-owned and controlled by one of his family members, as well as other persons or corporations that may be so designated under the deed of settlement, and has a trust period of 150 years unless earlier terminated by the trustee subject to any applicable rule against perpetuities. Mr. Mo continues to act as the protector of the trust. Deutsche Bank International Trust Co. (Cayman) Limited acts as the trustee of the trust.

(5)	Includes 98,764 ordinary shares held by Digital Link, a British Virgin Islands company, which is wholly owned by Mr. Shan Li, a director of our Company. The address of Digital Link is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong.

(6)	Includes ordinary shares held by IDG-Accel China Capital Investors L.P., a Cayman Islands exempted limited partnership, which is partially owned by Mr. Quan Zhou, a director of our Company. The address of IDG-Accel China Capital Investors L.P. is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. IDG-Accel China Capital Investors L.P. is a fund affiliated with IDG Technology.
     As of March 31, 2011, approximately 33.25% and 4.55% of our outstanding Class A and Class B ordinary shares were held by one record holder with an address in the United States.
     Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. The selling shareholders are selling Class A ordinary shares represented by our ADSs in our initial public offering. Most of our existing shareholders, including our founders, directors, and officers, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.
Telstra Private Placement
     In conjunction with our initial public offering in September 2010, Telstra International sold to General Atlantic, Apax, Next Decade and Digital Link 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price.
     Except as disclosed in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
Shareholders’ Agreement
     On August 31, 2006, Telstra International, Next Decade, Media Partner, Digital Link Investments Limited, Mr. Mo, Mr. Shan Li, Mr. Dai and IDG Technology Venture Investment Inc. (collectively, the “Shareholders”), entered into a shareholders’ agreement. Under the terms of the shareholders’ agreement, holders of registrable securities have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares or other securities in connection with the public offering of such securities solely for cash, but excluding any registration relating solely to the sale of securities to participants in any of our stock plans or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities.
     Registrable securities include our ordinary shares held by the Shareholders or issuable to them upon conversion of any other securities convertible into our ordinary shares. Prior to the filing of any registration statement we must notify all Shareholders in writing and provide them with an opportunity to include in such registration statement all or any part of the registrable securities held by them. If any of the offerings involves an underwriting, we will not be required to include any registrable security of a holder in such underwriting unless such holder accepts the terms of the underwriting as agreed upon between us and the underwriter(s) selected by us and enters into an underwriting agreement in customary form with the underwriter(s) selected by us. The managing underwriter of any such offering has certain rights to limit the number of our ordinary shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to the “piggyback” registration rights may not be reduced to less than 30% of the aggregate securities included in such offering. If a Shareholder disapproves of the terms of any such underwriting, it may withdraw from the underwriting by providing written notice to us and any underwriters at least 10 business days prior to the effective date of the registration statement. If such Shareholder decides not to include its registrable securities in such registration statement, such Shareholder will continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us with respect to future offerings of securities.
     The foregoing piggyback registration rights will terminate, with respect to any Shareholder, after the earlier of:
•	three years after the effective date of our initial public offering; or

•	such time at which all registrable securities held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.
     Other provisions of the shareholders’ agreement terminated upon completion of our initial public offering.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Structure Contracts
     To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among two of our wholly-owned PRC subsidiaries, SouFun Media and SouFun Network, and 11 consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai Advertising, Beijing Li Tian Rong Ze and Tianjin Xin Rui. The Structure Contracts include:
•	Exclusive Technical Consultancy and Services Agreements
     Each of our consolidated controlled entities has entered into an exclusive technical consultancy and services agreement with SouFun Media or SouFun Network. Under these agreements, SouFun Media or SouFun Network, as the case may be, has the exclusive right to provide the consolidated controlled entities with relevant technical services relating to the consolidated controlled entities’ business, such as IT system operations and maintenance services, or technology supporting services for the consolidated controlled entities’ advertising products. In exchange for these services, each of our consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The original term of each agreement is 10 years and SouFun Network can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by our consolidated controlled entities.
•	Equity Pledge Agreements
     In order to secure the payment obligations of each consolidated controlled entity under the exclusive technical consultancy and services agreements described above, the direct shareholders of each consolidated controlled entity, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media or SouFun Network their entire respective ownership interests in such consolidated controlled entity. Upon the occurrence of certain events of default specified in these agreements, SouFun Media or SouFun Network, as applicable, may exercise its rights and foreclose on the pledged equity interest. Under these agreements, the shareholders may not transfer the pledged equity interest without SouFun Media’s or SouFun Network’s prior written consent, as the case may be. Each of SouFun Media or SouFun Network, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entity from the shareholders of the consolidated controlled entities. The agreements will also be binding upon successors of the shareholders and transferees of the pledged equity interest.
•	Operating Agreements
     Each of our consolidated controlled entities and such consolidated controlled entity’s shareholders have entered into an operating agreement with SouFun Media or SouFun Network. Under each of these agreements, SouFun Media or SouFun Network has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the consolidated controlled entity under such consolidated controlled entity’s business contracts with third parties. In turn, each consolidated controlled entity is required to pledge its accounts receivable and mortgage all of its assets as counter-security to SouFun Media or SouFun Network. Our consolidated controlled entities and their direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of such consolidated controlled entity without the prior written consent of SouFun Media or SouFun Network. The original term of each agreement is 10 years. The agreements can be extended prior to expiration with written confirmation from SouFun Media or SouFun Network, or can be terminated by SouFun Media or SouFun Network, upon 30 days’ advance notice.
•	Shareholders’ Proxy Agreements
     In accordance with a shareholders’ proxy agreement, each of Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, the direct shareholders of each of our consolidated controlled entities, has irrevocably entrusted SouFun Media or SouFun Network to exercise their respective rights as shareholders of such consolidated controlled entity to attend shareholders’ meetings and cast votes. SouFun Media or SouFun Network may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under this agreement. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. Each agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.
•	Loan Agreements
     In accordance with loan agreements entered into between SouFun Media and SouFun Network and Mr. Mo and Mr. Dai, as shareholders of eight of our consolidated controlled entities, including Beijing Advertising, Beijing Technology, Shanghai Advertising, Shanghai China Index, Beijing Li Tian Rong Ze, Tianjin Xin Rui, Tianjin JTX Advertising and Beijing JTX Technology, SouFun Media and SouFun Network, as the case may be, advanced loans to Mr. Mo and Mr. Dai to make contributions to the registered capital of these consolidated controlled entities pursuant to a series of loan agreements entered into between 2004 and 2008. Mr. Mo and Mr. Dai agreed that, upon request, they will repay the loans by transferring their entire respective equity interests in the consolidated controlled entities to SouFun Media or SouFun Network, or another entity designated by SouFun Media or SouFun Network, as the case may be, when permitted by applicable PRC laws, rules and regulations.
•	Exclusive Call Option Agreements
     Through exclusive call option agreements entered into between us and either SouFun Media or SouFun Network, on the one hand, and each of our consolidated controlled entities and their respective direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, on the other hand, we or any third party designated by us have the right to acquire from the direct shareholders of the consolidated controlled entities that are parties to the agreement, their entire respective equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above, or, in the case of Beijing Internet, Beijing China Index and Shanghai JBT Advertising, their equity interests will be acquired from their shareholders upon exercise of the option under the exclusive call option agreements. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.
Telstra Private Placement
Share Purchase Agreement
     In conjunction with our initial public offering in September 2010, Telstra International sold to General Atlantic, Apax, Next Decade and Digital Link 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price.
Call Option Agreements
     Pursuant to call option agreements dated August 13, 2010, each of General Atlantic and Apax has granted Next Decade an option to purchase 987,656 Class A ordinary shares. The option will expire on the second anniversary of the closing of our initial public offering and may only be exercised in full, but not in part. The exercise price for the option is the initial public offering price plus 5.0% per annum of the initial public offering price because the Telstra Private Placement was consummated at the initial offering price. The number of shares subject to the option and the exercise price are subject to customary anti-dilution adjustments.

Investor’s Rights Agreement
     In connection with the Telstra Private Placement, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement. Under the Investor’s Rights Agreement, immediately after the closing of our initial public offering, we created two vacancies on our board of directors and appointed a director designated by Apax to fill one vacancy and a director designated by General Atlantic to fill the other vacancy. In addition, we have agreed that so long as General Atlantic and its affiliates own at least 10.0% of our outstanding Class A ordinary shares, General Atlantic will be permitted to designate one nominee to our board of directors at each shareholder meeting at which members of our board of directors are elected and we will cause the General Atlantic nominee to be elected. Apax has a corresponding right to designate one nominee to our board of directors. A designee of either General Atlantic and Apax will also serve on our audit committee, compensation committee and nomination and corporate governance committee or, if it is unable to meet all requirements under applicable laws, rules and regulations, be permitted to participate as a non-voting observer. Under the Investor’s Rights Agreement, subject to certain limited exceptions, each of General Atlantic and Apax has agreed that it will not transfer more than 5.0% of our share capital to a competitor of ours without the prior written consent of our board of directors. Each of General Atlantic, Apax, Next Decade, Media Partner and Digital Link will have a right of first refusal if one of the other parties proposes to sell more than 10.0% of our share capital in a single private transaction or a series of related private transactions. Moreover, in the event that we propose to issue any additional securities in the form of capital stock or convertible debt for the primary purpose of raising equity capital, we will offer each of General Atlantic and Apax the right to purchase its pro rata share of such additional securities on the same terms as the additional securities are to be issued, at least 15 business days prior to the consummation of such transaction. In the event we receive a formal acquisition proposal, we must notify General Atlantic and Apax of such proposal and General Atlantic and Apax will have 15 business days to submit an alternative proposal. We have made certain representations and warranties to each of General Atlantic and Apax regarding our business and the accuracy of the disclosure included in the registration statement on Form F-1 filed in connection with our initial public offering, and the private placement memorandum related to the Telstra Private Placement. We have also agreed to indemnify General Atlantic and Apax for any losses up to US$20.0 million each (or, in the event of fraud or willful or intentional misconduct, up to the aggregate purchase price paid under the Share Purchase Agreement by General Atlantic or Apax, as applicable) arising out of any breach by us of any representations, warranties or covenants contained in the Investor’s Rights Agreement.
Registration Rights Agreement
     We also entered into a registration rights agreement with General Atlantic and Apax dated August 13, 2010, or the Registration Rights Agreement. Under the Registration Rights Agreement, General Atlantic and Apax have demand registration rights pursuant to which we will be required to effect the registration of all or a portion of General Atlantic’s and/or Apax’s Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million. Each of General Atlantic and Apax will be entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations). We will not be required to effect a demand registration within any six-month period following the effective date of any registration statement pertaining to Class A ordinary shares or ADSs (other than certain registration statements on Form F-4 or with respect to any employee benefit plan).
     We will have the right to preempt any demand registration with a primary registration, in which case General Atlantic and Apax will have incidental registration rights as described below. Once we are eligible to use Form F-3, General Atlantic and Apax will have the right to require us to register its Class A ordinary shares on a Form F-3. We will not be required to comply with any demand to file a Form F-3 in certain circumstances, including if the aggregate proceeds expected to be received from the sale of securities requested to be included in the Form F-3 is less than US$5.0 million or if we have effected two registrations on Form F-3 within the last 12 months pursuant to a request by General Atlantic or Apax under the Registration Rights Agreement. We have agreed to pay certain expenses in connection with any demand or Form F-3 registration.
     General Atlantic and Apax also have the right to request that their Class A ordinary shares be included in any registration of our Class A ordinary shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares General Atlantic or Apax have requested to be registered in any incidental registration and we will have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by the holders. The Registration Rights Agreement will terminate automatically if the share purchase agreement is terminated prior to closing of the Telstra Private Placement.

Related Party Loans and Other Payments
     We have entered into loan agreements with, and have paid commitment deposits to, certain of our related parties for the purpose of securing future online marketing and listing business from these related parties. These related parties include Mr. Mo, our founder and executive chairman, Mr. Dai, our president, chief executive officer and director, as well as companies owned by one or both of them, including Hengshui, which is a PRC real estate development company 51%-owned by Mr. Mo and 49%-owned by independent third parties, and Dong Fang Xi Mei, a PRC company 80.0% owned by Mr. Mo and 20%-owned by Mr. Dai. Mr. Dai is also Mr. Mo’s nephew.
     Some of our loans to Mr. Mo and Mr. Dai were extended for the purpose of establishing new entities to expand our business operations, for which Mr. Mo and Mr. Dai were to serve as nominee shareholders, but our plans to use these entities were subsequently cancelled. We made loans of US$279,000, US$326,000 and US$12,000 in 2008, 2009 and 2010, respectively, to Mr. Mo. Mr. Mo repaid US$292,000, US$198,000 and US$633,000 in 2008, 2009 and 2010, respectively. We made additional loans to Mr. Dai of US$272,000, US$264,000 and nil in 2008, 2009 and 2010, respectively. Mr. Dai repaid US$317,000, US$235,000 and US$324,000 in 2008, 2009 and 2010, respectively. All outstanding director loan amounts were repaid in July 2010.
     In 2009, we arranged an entrusted loan of US$7.3 million to Hengshui, a PRC property developer, through the Bank of Communications in China with the intention of providing commitment deposits to Hengshui to secure future online marketing and listing business from Hengshui. The loan to Hengshui bore an interest rate of 10.0%. In 2009 and during the year ended December 31, 2010, Hengshui repaid us US$637,000 and US$6,693,000, respectively, on the principal of the loan through Bank of Communications in China and we received US$85,000 and US$305,000, respectively, in interest. The loan to Hengshui matured and was repaid on May 5, 2010.
     On May 4, 2010, we paid a deposit of RMB50 million (US$7.3 million) for the purpose of providing commitment deposits to Hengshui to secure our role as the exclusive future online marketing and listing service provider for Hengshui. This deposit is interest-free and will remain outstanding after our initial public offering. The deposit will be repaid six months after the date of receipt of the deposit by Hengshui. The commitment deposit paid to Hengshui prior to completion of our initial public offering was approved by our board of directors. Mr. Mo has also agreed to personally provide us with an indemnity against any losses resulting from the commitment deposit to Hengshui. As of the date of this annual report, we have not received any revenues from marketing or listing services from the Hengshui project and plan to start providing such services no earlier than the fourth quarter of 2010 when the Hengshui project is expected to start selling its properties.
     In February 2010, in order to facilitate our securing a role as the exclusive provider of online marketing services for the Hainan project of a Hainan property developer, we entered into a commitment deposit arrangement with Dong Fang Xi Mei for RMB15 million (US$2.2 million). At Dong Fang Xi Mei’s request, this commitment deposit was directly paid to the Hainan property developer in exchange for securing an exclusive web promotion technical service contract for us for the Hainan project. This deposit was interest-free and was not secured by any collateral or security interest. Dong Fang Xi Mei was the exclusive sales agent for the Hainan project of the Hainan property developer, an independent third party.
     We terminated our agreement with Dong Fang Xi Mei. Pursuant to a termination agreement dated July 5, 2010 with Dong Fang Xi Mei, we and Dong Fang Xi Mei terminated our exclusive web promotion technical service contract, effective July 5, 2010, and on July 16, 2010, the commitment deposit we had paid to the Hainan property developer specified by Dong Fang Xi Mei was repaid to us by Dong Fang Xi Mei. Dong Fang Xi Mei terminated its engagement as the exclusive sales agent of the Hainan project of the Hainan property developer and no longer has any role in the Hainan project. The Hainan property developer subsequently selected Wei Ye as its exclusive sales agent. Wei Ye is a Beijing-based real estate sales agent that is not related to us. We have subsequently entered into an exclusive web promotion technical service contract with Wei Ye, and as part of the arrangement, we have agreed to provide a commitment deposit of up to RMB50 million (US$7.6 million) to Wei Ye, although the exact amount is subject to further negotiation between us and Wei Ye. After Wei Ye replaced Dong Fang Xi Mei, Wei Ye requested a larger commitment deposit of up to RMB50 million as it expected potentially higher spending on online marketing services in Hainan as property developers in Hainan may attempt to offset the impact of the government’s tightening measures on the Hainan property market by strengthening their marketing campaigns. After our evaluation, we believe an increase in the commitment deposit amount is justified to secure this business opportunity for us and we agreed to potentially increase the amount of the commitment deposit to up to RMB50 million, although the final amount remains subject to negotiations between us and Wei Ye. We do not expect to receive any security or interest on the commitment deposit to be paid to Wei Ye. See “—Other Related Party Transactions.”
Other Related-Party Transactions
     We have also entered into business contracts with certain of our related parties, including companies owned by Mr. Mo, our founder and executive chairman, and/or Mr. Dai, our president and chief executive officer, who is also Mr. Mo’s nephew.

These related parties include Hengshui relating to its property projects in China and Dong Fang Xi Mei relating to a third-party property project in Hainan, China. As of December 31, 2010, we have received US$0.4 million from our provision of marketing services in connection with the Hainan project that is the subject of the Dong Fang Xi Mei transaction.
Shareholders’ Agreement
     See Item 6 “Directors, Senior Management and Employees—Share Ownership—Shareholders’ Agreement.”
Stock Incentive Plan
     See Item 6 “Directors, Senior Management and Employees—Compensation—Share Options.”
C. Interests of Experts and Counsels
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements” and to pages F-1 through F-47 of this annual report.
Legal Proceedings
     See Item 4 “Information on the Company—Business Overview—Legal Proceedings.”
Dividend Policy
     In 2007 and 2009, we declared dividends of RMB350.0 million (US$47.9 million) and RMB300.0 million (US$43.9 million), respectively, to our shareholders. Our shareholders subsequently agreed that the 2007 dividend declaration of RMB350.0 million be reduced to RMB300.0 million (US$41.1 million). Of these amounts, we paid dividends of US$2.6 million, US$16.2 million and US$24.2 million, respectively, to our shareholders in 2007, 2008 and 2009. See Item 3 “Key Information—Risk Factors—Risks Relating to China—SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.” As of December 31, 2010, RMB299.8 million (US$39.6 million) of these dividends remain outstanding and are payable on or prior to June 30, 2011. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information on the payments of the outstanding dividend.
     Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”
     Holders of ADSs are entitled to receiving dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends, if any, will be paid to the depositary in U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical. Under the deposit agreement, the depositary is required to distribute dividends to holders of ADSs unless such distribution is prohibited by law. The amounts distributed to holders will be net of fees, expenses, taxes and other governmental charges payable by holders under the deposit agreement.

B. Significant Changes
     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
     Not applicable.
B. Plan of Distribution
     Not applicable.
C. Markets
Price Range of Our ADSs
     Our ADSs are listed for trading on the New York Stock Exchange under the symbol “SFUN.” The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per
	ADS(1)
	High	Low
	(US$)	(US$)
2010
September	18.50	15.28
October	20.57	15.58
November	23.88	18.00
December	20.04	16.25
2011
January	21.39	17.03
February	23.84	18.75
March	20.80	16.00
April	23.61	17.56
May	27.57	20.00
June (through June 9, 2011).	23.34	18.67

(1)	Closing prices for all periods presented, adjusted to reflect the change of ratio of our ADSs from one ADS for four Class A ordinary shares to one ADS for one Class A ordinary share effective February 18, 2011.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.

B. Memorandum and articles of association.
     We incorporated by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File Number 333-169170) originally filed with the SEC on September 2, 2010, as amended. Our shareholders adopted our fourth amended and restated memorandum and articles of association by a special resolution on August 4, 2010.
C. Material contracts
     Material contracts other than in the ordinary course of business are described in “Item 4-Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” and elsewhere in this annual report.
D. Exchange Controls
Regulations relating to Foreign Exchange, Taxation and Dividend Distribution
Foreign Exchange
     The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations and the Regulations of Settlement, Sale and Payment of Foreign Exchange. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from SAFE.
Taxation and Dividend Distribution
     We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
     In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 20.0% with respect to their PRC-sourced dividend income, which rate can be reduced by the State Council and is subject to applicable tax agreements or treaties between China and the respective foreign tax jurisdictions. The State Council has reduced the withholding tax to 10.0% in the newly promulgated implementing rules for the New EIT Law. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold our interests in SouFun Media and SouFun Network through Bravo Work, and Beijing Zhong Zhi Shi Zheng through Max Impact, and Bravo Work and Max Impact are companies incorporated in Hong Kong. According to the Double Tax Arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in mainland China to a corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided, however, that such Hong Kong company directly owns at least 25.0% of the equity interest in the PRC company distributing the dividends.
     In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. Circular 124 provides details of the procedures and documentation requirements. Pursuant to Circular 124, we must submit application to and obtain approval from authorized local tax bureaus to take advantage of the decreased withholding tax for our Hong Kong-incorporated holding companies under the Tax Agreement.

     In addition, SAT released Circular 601 in October 2009. Circular 601 provides guidance for the determination of “beneficial ownership” for the purpose of claiming benefits under double taxation arrangements by treaty residents in respect of articles of dividends, royalties and interest under double taxation arrangements. Under Circular 601, a “beneficial owner” shall generally engage in “substantive business activities” which is further referred to as manufacturing, trading and management activities under Article 1 of Circular 601. Circular 601 also sets forth several factors, the existence of which generally does not provide support that the treaty resident is a “beneficial owner.” The following are two of the unfavorable factors listed in Circular 601: the treaty resident does not have or almost does not have any other business activities besides ownership of the assets or rights that generate the income; where the treaty resident is a corporation, the amount of its assets, scale of operations and employees is relatively low and not commensurate with the amount of the income. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries can not be considered as a “beneficial owner” under Circular 601.
     Despite the above, the New EIT Law also provides that an enterprise incorporated outside China with its “de facto management bodies” located within mainland China may be considered a PRC resident enterprise and therefore be subject to enterprise income tax on its worldwide income at the rate of 25.0%.
     The implementing rules for the New EIT Law defines “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. SAT issued Circular 82 in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners in China, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
     Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Therefore, if we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that dividends we receive through Bravo Work from SouFun Media and SouFun Network and through Max Impact from Beijing Zhong Zhi Shi Zheng would be tax exempt income under the New EIT Law if each of Bravo Work and Max Impact is also deemed to be a “resident enterprise.”
     If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.
     Although the New EIT Law has been effective for two years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.
Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions
     In October 2005, SAFE issued Notice 75. Under Notice 75, PRC residents, whether natural or legal persons, must register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE afterwards upon the occurrence of certain material capital changes. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore entities that have made onshore investments in China in the past are required to complete the relevant registration procedures with local SAFE branches. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from offshore entities, such as inbound investments or shareholders loans, or capital outflow to offshore entities, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE has further clarified that the term “PRC residents” as used under Notice 75 refers to those who (i) have permanent residence in mainland China or will return to mainland China for permanent residence after temporary leave due to traveling, education, medical treatment, working, request for residence, and other reasons; (ii) hold “domestic-funding interests” in domestic entities; or (iii) are the ultimate holders of “foreign-fund interests” that have been converted from “domestic-funding interests.”
     Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. If SAFE determines that Notice 75 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Notice 75. If Notice 75 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficiary owners to comply with Notice 75 could subject the relevant PRC residents or beneficiaries to penalties under PRC foreign exchange regulations, and could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.
E. Taxation
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
PRC Taxation
PRC Taxation Relating to Us and Our Corporate Group
     We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interest in our subsidiaries in the PRC. Our business operations are principally conducted through the consolidated controlled entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC resident enterprise to non-PRC resident enterprise shareholders, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable tax treaties that reduce such rate. According to the Double Tax Arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to a withholding tax at the maximum rate of 5.0%, provided that such Hong Kong company directly owns at least 25.0% of the equity interest in the PRC company distributing the dividends. Bravo Work and Max Impact are both companies we incorporated in Hong Kong in October 2007. Bravo Work owns 100% of each of SouFun Media and SouFun Network, and Max Impact owns 100% of Beijing Zhong Zhi Shi Zheng. SouFun Media, SouFun Network and Beijing Zhong Zhi Shi Zheng are all PRC companies. Accordingly, any dividends that SouFun Media or SouFun Network pays to Bravo Work and any dividends that Beijing Zhong Zhi Shi Zheng pays to Max Impact will likely be subject to a withholding tax at the rate of 5.0% under the Tax Agreement.
     Pursuant to Circular 124, however, we must submit an application to and obtain approval from authorized local tax bureaus to be able to claim the benefits of the Tax Agreement. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to relevant Chinese tax authorities together with relevant supporting documentation. Therefore, we must submit an application to and obtain approval from authorized local tax bureaus to take advantage of the decreased withholding tax for our Hong Kong-incorporated holding companies under the Tax Agreement.
     In addition, in October 2009, SAT further issued Circular 601. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries can not be considered a “beneficial owner” under Circular 601.

     The implementing rules for the New EIT Law define “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. The PRC SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
     Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Consequently, we may be deemed to be a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that the dividends we receive through Bravo Work from SouFun Media and SouFun Network and through Max Impact from Beijing Zhong Zhi Shi Zheng would be tax-exempt income under the New EIT Law if each of Bravo Work and Max Impact is also deemed to be a “resident enterprise.”
     If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.
     Although the New EIT Law and its implementing rules have been effective for over two years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.
     In April 2010, SAT announced Circular 157 stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible for the grand-fathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39 may choose the reduced tax rate of 15.0% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfather period as stated in Circular 39. Enterprises are not allowed the 50.0% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15.0%. Circular 157 applies retroactively from January 1, 2008.
     As a consequence of Circular 157, the income tax rates we used in our audited consolidated financial statements for SouFun Network, Beijing Technology and Beijing JTX Technology, as “high and new technology enterprises strongly supported by the state,” were 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively. As we believe Circular 157 is similar to a change in tax law and should be retroactive from January 1, 2009 an additional tax expense of US$7.5 million was recognized in the year 2010 to account for the cumulative effect of Circular 157 for the two years ended December 31, 2010. This additional tax expense consists of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million. We are in the process of discussing the settlement procedures for the additional tax required under Circular 157.
PRC Taxation Relating to Our Overseas Shareholders
     The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, Bravo Work or Max Impact are considered to be PRC resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at the rate up to 10.0% unless a reduced rate is provided under the applicable double tax treaty. See Item 3 “Key Information—Risk Factors—Risks Relating to Our

ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”
United States Federal Income Taxation
     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax and the Medicare tax on net investment income) This discussion also does not address any state, local or foreign tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.
     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies in part on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
     You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ordinary shares or ADSs and are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.
     If a partnership or other flow-through entity holds ordinary shares or ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A holder of ordinary shares or ADSs that is a partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.
     ADSs. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
     Dividends on Ordinary Shares or ADSs. We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs in the foreseeable future. See Item 8 “Financial Information—Dividend Policy.”
     Subject to the passive foreign investment company, or PFIC, discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs are generally treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate (generally 15.0% for dividend distributions before January 1, 2013) as long as our ADSs continue to be readily tradable on the New York Stock Exchange. Based on existing guidance, it is not entirely clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
     We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See Item 3 “Key Information—Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for foreign tax credit limitation purposes. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.
     Sales and Other Dispositions of Ordinary Shares or ADSs. Subject to the PFIC discussion below, when you sell or otherwise dispose of ordinary shares or ADSs in a taxable transaction, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the ordinary shares or ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of disposition. If you are an individual, long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.
     The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see Item 3 “Key Information—Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” the income tax treaty between the United States and the PRC provides that such gains would be treated as arising from sources within China for foreign tax credit limitation purposes. Special limitations on the use of foreign tax credits apply to income that is so treated. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.
     Status as a PFIC. If we are a PFIC in any taxable year in which you hold ordinary shares or ADSs, you will generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares or ADSs. Distributions in respect of your ordinary shares or ADSs during a taxable year will generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares or ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
     To compute the tax on excess distributions or any gain, (1) the excess distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the excess distribution or gain that is allocated to such period. In addition, if we are a PFIC or were in the year prior to a distribution, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “United States Federal Income Taxation—U.S. Holders— Dividends on Ordinary Shares or ADSs” section above.
     We will be classified as a PFIC in any taxable year if either: (1) 75.0% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties), or (2) the average percentage value (determined on a quarterly basis) of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50.0% of the value of our total assets. For purposes of the asset test, any cash, cash equivalents, cash invested in short-term, interest bearing, debt instruments, or bank deposits, and any other current asset that is readily convertible into cash, will generally count as a passive asset.
     We operate an active online real estate and home furnishing and improvement Internet portal in China and do not believe we were a PFIC for our 2010 taxable year or that we will become one in any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Despite our expectations, there can be no assurance that we were not a PFIC for the taxable year ended December 31, 2010 or that we will not be a PFIC in any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with us. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.
     If we are a PFIC in any year, as a U.S. holder, you will be required to make an annual return on IRS Form 8621 regarding your ordinary shares or ADSs. In addition, recently enacted legislation will require you, as a U.S. holder, to file an annual information return containing such information as the Secretary of the Treasury may require. The Secretary of the Treasury has not yet indicated what information will be required on this annual information return. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.
     The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. As a result, if we are a PFIC in any year so long as the ADSs are and remain “marketable,” you will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any income resulting from this election and any gain realized on a sale of such stock will generally be taxed at ordinary income rates and will not be eligible for the reduced rates of tax applicable to qualified dividend income or long-term capital gain. Any ordinary losses will be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs will be adjusted to reflect any such income or loss. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.
     In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election.
U.S. Information Reporting and Backup Withholding Rules
     In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.
     Recently enacted legislation requires individual U.S. holders to report information to the IRS with respect to their investment in the ordinary shares of ADSs unless certain requirements are met. Investors who are individuals and fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in ordinary shares or ADSs.
     Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on display
     We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-169170), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-169176) with respect to our ADSs, as amended. We have also filed with the Commission a Form S-8 (File Number 333-173157) with respect to our ADSs, as amended.

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
     As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
I. Subsidiaries Information
     A list of our subsidiaries as of December 31, 2010 is filed as an exhibit to this annual report.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.
     The following discussion should be read in conjunction with Notes 1, 2, 11 and 14 to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.
Liquidity Risk
     The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2008, 2009 and 2010, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.
Interest Rate Risk
     Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets and liabilities are predominately denominated in Renminbi. Our financial assets consist primarily of cash deposits with fixed interest rates and receivables, and we do not have any interest-bearing debt obligations as of December 31, 2010. Therefore, our exposure to interest rate risks has been insignificant.
Foreign Currency Risk
     Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi as substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi, although we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$1.1 million, US$2.5 million and US$3.3 million lower for the years ended December 31, 2008, 2009 and 2010, respectively. See Item 3 “Key Information—Risk Factors—Risks Relating to China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”
     From time to time we manage to convert Renminbi into foreign currencies for purchases of equipment from overseas suppliers and for certain expenses. The Renminbi is not freely convertible into foreign currencies. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.
     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies.
Credit Risk
     Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to property developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2008, 2009 and 2010. We generally do not require collateral for accounts receivable.
Fair Value Risk
     Our financial assets mainly include cash and cash equivalents, account receivables, amounts due from related parties and investments in subsidiaries. Our financial liabilities mainly include other payables and advances from customers. The carrying amounts of our financial instruments approximate to their fair values as of the balance sheet date. Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares

     JPMorgan Chase Bank, N.A., our depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
     The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
     We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.
     Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. Material Modifications to the Rights of Security Holders
     None
B. Use of Proceeds
     We completed our initial public offering of 2,933,238 ordinary shares, in the form of ADSs, at a price of US$42.50 per ADS, in September 2010, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$124.7 million, of which we received net proceeds of US$9.8 million. The effective date of our registration statement on Form F-1 (File number: 333-169170) was September 2, 2010. On September 16, 2010, we completed our initial public offering after all of the registered securities were sold. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C., were the underwriters for our initial public offering.
     As of March 31, 2011, approximately US$2.8 million of the net proceeds from our public offerings has been used to pay for our Initial Public Offering expenses and the rest has been reserved for general corporate purposes.
ITEM 15. CONTROLS AND PROCEDURES
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Disclosure Controls and Procedures.
     Attached as exhibits to this Annual Report are certifications of our CEO and CFO, which are required by Rule 13a-14 of the Act. This Disclosure Controls and Procedures section includes information concerning management’s evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of the CEO and CFO.
     We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective for the reasons set forth below.
     In connection with the audit of our financial statements used for the year ended December 31, 2010, Ernst & Young Hua Ming identified the following as a material weakness involving internal control over financial reporting: we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Ernst & Young Hua Ming also identified the following as deficiencies in our internal control over financial reporting: (1) a lack of formal documentation on transfer pricing policy; (2) a lack of formal approval and documentation for cash management and investment activities; and (3) ineffective information technology control environment for accounting and key business systems.
Changes in Internal Control Over Financial Reporting
     We are taking steps to remediate all significant deficiencies identified by Ernst & Young Hua Ming. However, if we fail to timely achieve and maintain effective disclosure controls and procedures on internal control over financial reporting, we and our independent registered public accounting firm may not be able to conclude that we have effective disclosure controls and procedures on internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Sam Hanhui Sun is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the “independent” requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted our code of conduct, a code that applies to members of the board of directors including its chairman and other senior officers, including the Chief Financial Officer and the Chief Operating Officer. This code is publicly available on our website at ir.soufun.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2009 and December 31, 2010:

	2009	2010
	(U.S. dollars in
	thousands)
Audit fees(1)	—	1,220
Audit-related fees(2)	—	—
Tax Fees (3)	—	50

Total	—	1,270

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

(2)	Audit Related Fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. These fees comprise amounts for services for Sarbanes Oxley 404 controls design effectiveness review.

(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.
     During the 12-month periods ended December 31, 2009 and December 31, 2010, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE listed non-U.S. company is simply required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors.
     We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:
•	The majority of our board of directors is not comprised of independent directors.

•	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings

•	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.
     None of the above practices conflicts with the laws of the Cayman Islands or our amended and restated memorandum and articles of association.
     We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS
     We have filed the following documents as exhibits to this annual report:

Exhibit No.	Description of Exhibit

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.1	Specimen ordinary share certificate (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.2	Specimen American depositary receipt (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.3	Form of Deposit Agreement (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

4.1	Shareholders’ Agreement, dated August 31, 2006 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.2	Stock Related Award Incentive Plan of 1999 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.3	2010 Stock Incentive Plan (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.4	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.5	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.6	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.7	Form of Employment Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.8	Form of Indemnification Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.10	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.11	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.12	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.13	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.14	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.15	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.16	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.17	Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.18	Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.19	Web Promotion Technical Service Contract, dated February 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing Technology (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.20	Termination Agreement With Respect to Web Promotion and Technical Service Contract, dated July 5, 2010, between Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.21	Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.22	Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.23	Purchase and Sale Agreement between Sahn Eagle LLC and SouFun Holdings Limited.

8.1	List of Subsidiaries and Consolidated Affiliated Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the Securities and Exchange Commission on September 2, 2010).

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of King & Wood PRC Lawyers

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED
By:	/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Date: June 10, 2011

SOUFUN HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
SouFun Holdings Limited:
We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited and its subsidiaries at December 31, 2009 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
June 10, 2011

SOUFUN HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of United States dollar (“US$”) except for number of shares)

		As at December 31,
	Notes	2009	2010
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		92,239	171,520
Short-term investments	4	28,558	58,133
Accounts receivable (net of allowance of US$4,432 and US$7,277 for 2009 and 2010, respectively)	5	13,985	22,353
Prepayments and other current assets	6	1,952	21,113
Available-for-sale securities	4	—	4,279
Inventories		4,390	—
Amounts due from related parties	17	7,629	—
Deferred tax assets, current	15	471	2,129

Total current assets		149,224	279,527

Non-current assets:
Property and equipment, net	7	4,220	7,549
Deferred tax assets, non current	15	507	619
Deposit for non-current assets	8	—	4,600
Other non-current assets		543	1,472

Total Non-current assets		5,270	14,240

Total assets		154,494	293,767

The accompanying notes are an integral part of the consolidated financial statements

SOUFUN HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of United States dollar (“US$”) except for number of shares)

		As at December 31,
	Notes	2009	2010
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loan	9	—	3,600
Deferred revenue	10	28,795	56,968
Accrued expenses and other liabilities	11	37,342	46,349
Dividend payable	12	43,906	39,635
Share based compensation liability	16	11,129	—
Income tax payable	15	3,134	14,329

Total current liabilities		124,306	160,881

Deferred tax liability, non-current	15	5,687	10,219

Total liabilities		129,993	171,100

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares (par value of Hong Kong Dollar (HK$) 1 per share at December 31, 2009 and 2010, respectively; Authorized—600,000,000 shares at December 31, 2009 and 2010 respectively; Issued and outstanding—73,932,217 and 76,065,755 shares at December 31, 2009 and 2010, respectively)	13	9,489	9,764
Additional paid-in capital		9,279	39,399
Accumulated other comprehensive income		5,670	10,293
Retained earnings		—	63,108

Total SouFun Holdings Limited’s equity		24,438	122,564
Noncontrolling interests		63	103

Total shareholders’ equity		24,501	122,667

Total liabilities and shareholders’ equity		154,494	293,767

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of United States dollar (“US$”) except for number of shares and per share data)

		For the Year Ended December 31,
	Notes	2008	2009	2010
		US$	US$	US$

Revenues
Marketing services		86,252	102,367	167,711
Listing services		16,070	17,559	40,355
Other value-added services and products		1,802	7,123	16,424

Total revenues		104,124	127,049	224,490

Cost of revenues
Cost of services		(22,162)	(26,484)	(49,120)
Cost of other value-added services and products		—	(4,863)	(12,891)

Total cost of revenues		(22,162)	(31,347)	(62,011)

Gross profit		81,962	95,702	162,479

Operating expenses:
Selling expenses		(18,708)	(25,186)	(42,512)
General and administrative expenses		(19,857)	(22,176)	(41,547)

Operating income		43,397	48,340	78,420

Foreign exchange loss		(2,826)	(59)	(462)
Interest income (Including related party amount of nil, US$85 and US$305 for the years ended December 31, 2008, 2009 and 2010, respectively)	17	1,221	1,205	2,390
Realized gain—trading securities	4	—	195	282
Government grants		360	730	740

Income before income tax		42,152	50,411	81,370

Income tax (expense) benefit	15	(18,805)	2,199	(18,222)

Net income		23,347	52,610	63,148

Net (loss) income attributable to noncontrolling interests		(34)	(42)	40
Net income attributable to SouFun Holdings Limited shareholders		23,381	52,652	63,108

Earnings per share
Basic	21	0.32	0.71	0.85
Diluted	21	0.30	0.68	0.79

Weighted average number of ordinary shares outstanding:
Basic	21	74,020,217	73,986,129	74,683,593
Diluted	21	77,092,197	77,418,960	80,220,633
The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of United States dollar (“US$”)

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	23,347	52,610	63,148
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	2,717	4,140	5,075
Depreciation of property and equipment	1,051	1,213	2,378
Deferred tax expense (benefit)	5,550	(7,860)	2,601
Allowance for doubtful accounts	3,220	4,430	6,775
Unrealized foreign exchange loss	2,824	41	483

Changes in operating assets and liabilities:
Increase in accounts receivable	(9,345)	(7,053)	(14,608)
Increase in prepayments and other current assets	(243)	(551)	(8,425)
Increase in other non-current assets	(15)	(52)	(896)
Increase in accrued expenses and other liabilities	14,864	7,912	7,987
Increase in deferred revenue	132	12,821	26,399
Change in inventories	—	(4,390)	4,559
Increase in income tax payable	466	2,705	11,034

Net cash generated from operating activities	44,568	65,966	106,510

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for short-term investments	(24,047)	(35,864)	(97,045)
Loan to third party	—	—	(10,508)
Proceeds received from maturity of short-term investments	23,339	32,204	68,892
Acquisition of property and equipment	(1,967)	(1,642)	(5,630)
Proceeds from disposal of property and equipment	—	107	147
Deposits for purchase of non-current assets	—	—	(4,600)
Acquisition of available-for-sale security	—	—	(5,000)
Change in amount due from related parties	77	(6,839)	7,648

Net cash used in investing activities	(2,598)	(12,034)	(46,096)

SOUFUN HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of United States dollar (“US$”)

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares and vested options	—	(548)	—
Proceeds from exercise of share options	—	—	310
Proceeds from initial public offering	—	—	10,494
Proceeds from short-term loan	—	—	3,600
Payment of dividends	(16,210)	(24,241)	—

Net cash (used in) generated from financing activities	(16,210)	(24,789)	14,404

Exchange rate effect on cash and cash equivalents	3,194	74	4,463

Net increase in cash and cash equivalents	28,954	29,217	79,281

Cash and cash equivalents at beginning of year	34,068	63,022	92,239

Cash and cash equivalents at end of year	63,022	92,239	171,520

Supplemental schedule of cash flow information
Income tax paid	307	1,657	3,955
Acquisition of property and equipment through utilization of deposits	96	52	—
Non-monetary exchange of services for prepaid cards	—	9,252	13,739
The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of United States Dollar (“US$”) except for number of shares)

	Total SouFun Holdings Limited’s Equity
				Accumulated
	Number of		Additional	Other
	Ordinary	Ordinary	Paid-in	Comprehensive	Accumulated	Noncontrolling
	Shares	Shares	Capital	Income	Deficits	Interests	Total Equity

Balance as of January 1, 2008	74,020,217	9,501	33,735	2,223	(60,888)	139	(15,290)

Comprehensive income
Net income for the year	—	—	—	—	23,381	—	23,381
Foreign currency translation adjustments	—	—	—	3,359	—	—	3,359

Total comprehensive income							26,740

Share-based compensation	—	—	1,972	—	—	—	1,972
Noncontrolling interests	—	—	—	—	—	(34)	(34)

Balance as of December 31, 2008	74,020,217	9,501	35,707	5,582	(37,507)	105	13,388

Comprehensive income
Net income for the year	—	—	—	—	52,652	—	52,652
Foreign currency translation adjustments	—	—	—	88	—	—	88

Total comprehensive income							52,740
Share-based compensation	—	—	2,898	—	—	—	2,898
Repurchase of ordinary shares	(88,000)	(12)	—	—	(429)	—	(441)
Repurchase of vested options	—	—	(107)	—	—	—	(107)
Dividend declared			(29,219)		(14,716)		(43,935)
Noncontrolling interests	—	—	—	—	—	(42)	(42)

Balance as of December 31, 2009	73,932,217	9,489	9,279	5,670	—	63	24,501

Comprehensive income
Net income for the year	—	—	—	—	63,108	—	63,108
Foreign currency translation adjustments	—	—	—	5,344	—	—	5,344
Unrealized losses on available-for-sale security	—	—	—	(721)	—	—	(721)

Total comprehensive income	—						67,731

Share-based compensation	—	—	16,204	—	—	—	16,204
Initial public offering of ordinary shares	987,656	127	10,367	—		—	10,494
Exercise of share options	1,145,882	148	160	—	—	—	308
Effect on fixed exchange rate of dividends to shareholders	—	—	3,389	—	—	—	3,389
Noncontrolling interests	—	—	—	—	—	40	40

Balance as of December 31, 2010	76,065,755	9,764	39,399	10,293	63,108	103	122,667

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION
The Company was incorporated on June 18, 1999 as SouFun.com Limited under the laws of the BVI. In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries and entities controlled through contractual arrangements (the “PRC Domestic Entities”). The Company, its subsidiaries and PRC Domestic Entities are collectively referred to as the Group.

The Group is principally engaged in the provision of marketing services, listing services and other value-added products to the real estate and home furnishing industries in the People’s Republic of China (the “PRC”). In 2010, the Company established four investment holding subsidiaries registered in Cayman, BVI, and Hong Kong. The four investment companies have not engaged in any substantive businesses as of December 31, 2010. Details of the Company’s subsidiaries and PRC Domestic Entities as of December 31, 2010 are as follows:

			Percentage of
	Date of	Place of	Ownership by
Company	Establishment	Establishment	the Company	Principal Activities

Selovo Investments Limited (“Selovo”)	August 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding

Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding

Max Impact Investments Limited (“Max Impact”)	October 26, 2007	Hong Kong	100%	Investment holding

Bravo Work Investments limited (“Bravo Work”)	October 29, 2007	Hong Kong	100%	Investment holding

China Index Academy Limited (“China Index”)	August 7, 2000	Hong Kong	100%	Investment holding

China Home Holdings Limited	April 16, 2010	Cayman Islands	100%	Investment holding

China Home Holdings (BVI) Limited	April 16, 2010	BVI	100%	Investment holding

China Home Holdings (HK) Limited	May 12, 2010	Hong Kong	100%	Investment holding

China Real Estate Agent University	May 12, 2010	Hong Kong	100%	Investment holding

Beijing SouFun Information Consultancy Co., Ltd. (“Beijing Information”)	August 5, 1999	PRC	90%	Provision of technology and information services

Shanghai SouFun Information Co., Ltd (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

			Percentage of
	Date of	Place of	Ownership by
Company	Establishment	Establishment	the Company	Principal Activities

SouFun Information (Shenzhen) Co., Ltd (“SouFun Shenzhen”)	June 23, 2000	PRC	100%	Provision of technology and information consultancy services

SouFun Information (Tianjin) Co Ltd (“SouFun Tianjin”)	March 2, 2001	PRC	100%	Provision of technology and information consultancy services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information services

SouFun.Information (Guangzhou) Co. Ltd, (“SouFun Guangzhou”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information services

Zhongzhishizheng Data Technology (Beijing) Co., Ltd. (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information services

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services and listing services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services and products

Shanghai Jia Biao Tang Advertising Co., Ltd. (“Shanghai JBT Advertising”)	July 7, 2005	PRC	Nil	Provision of marketing services and listing services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services and products

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Percentage of
	Date of	Place of	Ownership by
Company	Establishment	Establishment	the Company	Principal Activities

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services

Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd. (“Tianjin Xin Rui”)	September 1, 2009	PRC	Nil	Provision of marketing services and listing services

Beijing Li Tian Rong Ze Science &Technology Development Co. Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services
To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Group operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities. The equity interests of the PRC Domestic Entities are legally held directly by Tianquan Vincent Mo, Chairman and CEO of the Company, and Jiangong Dai, president of the Company. Jiangong Dai held the shares in Beijing Advertising and Beijing Information on behalf of Tianquan Vincent Mo from September 2000 to June 2004. The effective control of the PRC Domestic Entities is held by the Company through a series of contractual arrangements, (the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses. Therefore, the Company consolidates the PRC Domestic Entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 “Consolidation: Overall”.

The following is a summary of the Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements, and Operating Agreements

The Company, through its subsidiaries (the “WOFEs”), provide the following exclusive technical services to the PRC Domestic Entities: i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and ii) technical IT system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers.

Equity Pledge Agreement, Shareholders Proxy Agreement, and Exclusive Call Option Agreement

The legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WOFEs. The legal shareholders entrusted the WOFEs their rights to attend shareholders’ meetings and cast votes. The agreements will continue unless terminated upon written consents by the WOFEs or their designated legal persons.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)
The Company has the exclusive right to acquire from the legal shareholders their entire respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The agreement has a term of ten years and may be extended indefinitely under the sole discretion by the WOFEs.

Each Domestic PRC Entity and its legal shareholders have also agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the Domestic PRC Entity without prior written consent from the WOFEs. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers upon instruction from the WOFEs. The WOFEs possess the rights to control the daily operation and to make management decisions for the PRC Domestic Entities through the operating agreements.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to pay the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities when permitted by applicable PRC laws and regulations.

Supplementary Agreements

In addition to the above contractual agreements, on March 25, 2010, the WOFEs and the PRC Domestic Entities entered into supplementary agreements whereby:
•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;

•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;

•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;

•	the legal shareholders agree to remit any dividends, received from the PRC Domestic Entities, to the WOFEs; and

•	the PRC Domestic Entities are obligated to transfer their entire retained earnings after deduction of PRC income tax to the WOFEs upon the WOFEs’ request.
With the above agreements, the Company demonstrates its ability to control the PRC Domestic Entities, through the Company’s right to all the residual benefits of the PRC Domestic Entities and the Company’s obligation to fund losses of the PRC Domestic Entities. Thus the results of the PRC Domestic Entities are consolidated in the Company’s financial statements. Business taxes relating to service fees charged by the WOFEs are recorded as cost of services.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)
Supplementary Agreements (continued)

The aggregate carrying amount of the total assets and total liabilities of the PRC Domestic Entities as of December 31, 2010 were US$180,122 and US$64,520, respectively. There was no pledge or collateralization of the PRC Domestic Entities’ assets. Creditors of the PRC Domestic Entities have no recourse to the general credit of the WOFEs, which are the primary beneficiaries of the PRC Domestic Entities. The amounts of the net assets of PRC Domestic Entities as of December 31, 2010 were US$115,602.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, share-based compensation expense and uncertain income tax positions. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and PRC Domestic Entities in which it has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the PRC Domestic Entities through the Company’s rights to all the residual benefits of the PRC Domestic Entities and the Company’s obligation to fund losses of the PRC Domestic Entities then the entity is included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and PRC Domestic Entities have been eliminated in consolidation.

Foreign Currency Translation and Transactions

The functional currency of the Company and its overseas subsidiaries, including Selovo, Pendiary, Max Impact, Bravo Work, China Index, China Home Holdings Limited, China Home Holdings (BVI) Limited, China Home Holdings (HK) Limited, and China Real Estate Agent University, is the United States dollar (“US$”). The Company’s PRC subsidiaries and PRC Domestic Entities determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The Company uses the United State Dollar as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Foreign Currency Translation and Transactions (continued)

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Cash, cash equivalents, short-term investments and available-for-sale securities

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions. All highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents. All highly liquid investments with original stated maturities of greater than 90 days but less than 365 days are classified as short-term investments which approximate their fair value.

The Company accounts for its investments in accordance with ASC 320-10, “Investments-Debt and Equity Securities: Overall”. According to ASC 320, the investments in debt securities are accounted for as “held-to-maturity”, “trading” or “available-for-sale”. Investments that are bought and held principally for the purpose of selling them in the near term are accounted for as trading securities recorded at fair value with any change recognized in the consolidated statements of operations.

Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The fair value of the investment would then become the new cost basis of the investment and shall not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.

Investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. The Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320-10-35 Investments—Debt and Equity Securities: Overall—Subsequent Measurement. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of the years presented.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property and Equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or 5 years	—
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recognized for any of the years presented.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fair Value of Financial Instruments

Effective January 1, 2008, the Group adopted ASC 820-10 “Fair Value Measurements and Disclosures: Overall” which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2— Include other inputs that are directly or indirectly observable in the marketplace.

Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, amounts due from related parties, short-term investments approximated their fair values due to the short-term maturity of these instruments as of December 31, 2009 and 2010.

Available-for-sale securities are measured at their fair values based on quoted prices from the active market.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fair Value of Financial Instruments (continued)

In accordance with ASC 820-10, the Company measures its trading securities at fair value. Trading securities and available-for-sales security are classified within Level 2 and Level 1, respectively, because trading securities were valued using a model utilizing market direct observable inputs, such as historical volatility and risk-free interest rate, while available-for-sales security used quoted prices from the active market.

	Fair Value Measurement at December 31, 2010
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable	Unobservable	Fair Value at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010
	US$	US$	US$	US$
Trading securities:
Adjustable rate structured notes	—	7,550	—	7,550

Available-for-sales security	4,279	—	—	4,279

Fair Value Measurement at December 31, 2009
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable	Unobservable	Fair Value at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
	US$	US$	US$	US$
Trading securities:
Adjustable rate structured notes	—	7,323	—	7,323

Revenue Recognition

Revenues are derived from online marketing services, listing services, tangible products and other value-added services and products. Revenue for each type of service and product sales is recognized only when the following criteria are met: a) persuasive evidence of an arrangement exists; b) price is fixed or determinable; c) delivery of services has occurred; and d) collectability is reasonably assured.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue

Marketing services

The Group offers marketing services on the Group’s websites, primarily presented as banner advertisements, floating links, logos and other media insertions (“forms of services”). These services are offered to real estate developers and providers of products and services for home decoration and improvement. Marketing services allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of our websites and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenue is recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall”.

For certain arrangements, the Group provides marketing services that contain multiple deliverables (i.e., different forms of services to be delivered over different periods of time). Since the Company sells its marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 “Revenue Recognition — Multiple-Element Arrangements” whereby revenue is recognized ratably over the performance period of the last deliverable in the arrangement.

Listing services

Listing service revenue consist of revenues derived from both basic listing services and special listing services.

The Group’s basic or special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Listing services (continued)
1)	Basic listing services:
Basic listing services entitle the customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website for a specified period of time, which typically range from 1 to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period as the basic listing services are being delivered.
2)	Special listing services:
Special listing services are multiple element arrangements comprising of website listing services and other coordination of promotional themed events (“Offline Services”), such as physical forum discussion or a banquet gathering, each with the special listing as the theme, where our customers promote their products or services to a live audience. The Offline Services are not sold separately and are always sold with special listing services. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the Offline Services. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured.
The Group is unable to determine the fair value of the Offline Services since these services are not sold on a standalone basis. Accordingly, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized, upon delivery of the final deliverable, which is recognized ratably over the duration of the Special listing service period.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Other value-added services and products
Commencing in 2009, the Group provided marketing services to home decoration vendors in exchange for prepaid cards issued by the vendors. The significant terms of these transactions are stated in written contracts which are signed by the Group and the customers. The prepaid cards contain monetary values of varying denomination from RMB20 to RMB2,000 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. The Group sells the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845 “Nonmonetary Transactions”. In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determinable by reference to the historical cash proceeds received upon the sale of such cards to customers. The Company reassesses its fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received. The Group will not provide this kind of service from 2011.
The Group generates revenues from other value-added services and products including subscription services for access to the Group’s information database and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to the Group’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.
The Group’s business is subject to business taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45 Revenue Recognition—Principal Agent Considerations, all such business taxes, surcharges and cultural construction fees are presented as cost of revenues on the consolidated statements of operations. Business tax and related surcharges and cultural construction fees for the years ended December 31, 2008, 2009 and 2010 are approximately US$8,252, US$10,870 and US$17,103, respectively.

Cost of Revenues
Cost of revenue comprises of employee costs, business taxes and surcharges, server and bandwidth leasing fees and other direct costs incurred in providing the related services and sales of products. These costs are expensed when incurred.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Inventories

Inventories consist of prepaid cards that can be used to acquire products from the issuing vendors. Inventories are recorded at the lower of cost or market. An impairment charge is recognized to the extent the prepaid cards cannot be recovered through sale or have expired. No impairment charge was recognized for any of the years presented. The prepaid cards generally expire within one year of the acquisition date. In 2010, cards amounting to US$5,450 were disposed of due to the expiry of usage terms. Inventory balance of US$5,450 was written off with a corresponding debit to deferred revenue.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of operations. For the years ended December 31, 2008, 2009 and 2010, the advertising expenses were approximately US$944, US$1,526 and US$3,666, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital lease for any of the years stated herein.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Income Taxes (continued)
On January 1, 2007, the Group adopted ASC 740-10, “Income taxes: Overall”, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of operations as income tax expense.
In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation
The Group’s employees and directors participate in the Company’s share-based scheme which is more fully discussed in Note 17. The Company applies ASC 718 “Compensation-Stock Compensation” to account for its employee share-based payments. There have been no share-based payments made to non-employees for any of the years presented.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Share-based compensation (continued)
In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which was not subject to performance vesting conditions, meanwhile using the accelerated attribution method for the equity awards with performance conditions on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Earnings per Share
Earnings per share are calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method.

Comprehensive Income
Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group’s comprehensive income includes net income, unrealized gains (losses) on available-for-sale investments and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Accounting Pronouncements
In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that may better reflect the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The Group will adopt ASU 2009-13 for its fiscal year commencing January 1, 2011. The Group is still assessing the impact of adoption of ASU 2009-13 on its consolidated financial statements.
In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. In addition, ASU 2009-17 requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. ASU 2009-17 is effective for the Company on January 1, 2010. The adoption of ASU 2009-17 is not expected to have a material impact on the Group’s consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Accounting Pronouncements (continued)
In April 2010, the FASB issued ASU No. 2010-17 (“ASU 2010-17”), Revenue Recognition — Milestone Method. The scope of ASU 2010-17 is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. ASU 2010-17 will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of ASU 2010-17 will have a material impact on its consolidated financial statements.
In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), “Compensation-Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force”. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. ASU 2010-13 will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS
Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2010, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.
Concentration of customers
There are no revenues from customers which individually represent greater than 10% of the total revenue for the year ended December 31, 2010.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)
Current vulnerability due to certain other concentrations
The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In addition, PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of China. Currently, the Group conducts its operations in China through contractual arrangements entered between the WOFESs and PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS/AVAILABLE-FOR-SALE SECURITIES

		December 31,
		2009	2010
		US$	US$
Short-term investments
Held-to-maturity securities
—Fixed rate time deposits	*	21,235	50,583
Trading securities
—Adjustable rate investments	**	7,323	7,550

		28,558	58,133

		December 31,
		2009	2010
		US$	US$

Available-for-sale securities
— Syswin Corporation	***	—	4,279

		—	4,279

*	As of December 31, 2009 and 2010, the Group held fixed rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

**	As of December 31, 2010, the Group owned US$7,550 (2009—US$7,323) of trading securities which mature in January 13, 2011 (2009—March 15, 2010). This investment will pay variable interest ranging from 1.5% to 6% (2009—1.98% to 6%) based on a formula linked to a trading range between the Euro and US$.

***	On November 4, 2010, the Group acquired 714,285 ADSs of Syswin Corporation, a US listed company, at a consideration of US$5,000. The investment constituted a 1.01% ownership in Syswin Corporation and is classified as available-for-sale security.
As of December 31, 2009 and 2010, the fair value of short-term investments approximated their carrying value.
The following is a summary of held-to-maturity securities and available-for-sale securities:

Held-to-maturity securities
Amortized
	Cost (Net	Gross	Gross
	Carrying	Unrealized	Unrealized
	Amount)	Gains	Losses	Fair Value
December 31, 2010	US$	US$	US$	US$
— Fixed rate time deposits	50,583	—	—	50,583

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS/AVAILABLE-FOR-SALE SECURITIES (continued)

Available-for-sale securities
Fair
Value
		Gross	Gross	(Net
	Amortized	Unrealized	Unrealized	Carrying
	Cost	Gains	Losses	Amount)
December 31, 2010	US$	US$	US$	US$
Syswin Corporation	5,000	—	(721)	4,279

Held-to-maturity securities
Amortized
	Cost (Net	Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Amount)	Gains	Losses	Value
December 31, 2009	US$	US$	US$	US$
Fixed rate time deposits	21,235	—	—	21,235

5.	ACCOUNTS RECEIVABLE

	December 31,
	2009	2010
	US$	US$

Accounts receivable	18,417	29,630
Allowance for doubtful accounts	(4,432)	(7,277)

Accounts receivable, net	13,985	22,353

	For the Years Ended
	December 31,
	2008	2009	2010
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of the year	1,192	3,330	4,432
Additional provision charged to expenses	3,220	4,430	6,775
Write-offs	(1,231)	(3,332)	(4,093)
Foreign currency adjustment	149	4	163

Balance at end of the year	3,330	4,432	7,277

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	December 31,
	2009	2010
	US$	US$

Prepaid expenses	514	669
Advance to employees	355	238
Rental and other deposits	625	846
Commitment deposits *	—	7,550
Loan receivable **	—	10,570
Interest receivables	334	1,001
Others	124	239

	1,952	21,113

*	The amount represents a commitment deposit of RMB50,000 (US$7,550) paid by the Company to Beijing Wei Ye Hang Real Estate Agent Company (“Wei Ye Hang”), an independent third party in exchange for being appointed the exclusive online marketing/listing service provider for a property development in Hainan, China. The deposit was interest-free and was not secured by any collateral or security interest. The deposit was to be repaid within six months after the date of receipt of the deposit by Wei Ye Hang. Wei Ye Hang repaid the commitment deposit in full on February 1, 2011.

**	Loan receivable represents the loan of RMB70,000 (US$10,570) to Beijing Pujin Finance Company, an independent third party, for a term of six months with an interest rate of 10% per annum.

7.	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	December 31,
	2009	2010
	US$	US$

Office equipment	6,015	10,124
Motor vehicles	526	834
Leasehold improvement	1,185	2,259

Total	7,726	13,217
Less: Accumulated depreciation	(3,506)	(5,668)

	4,220	7,549

Depreciation expenses amounted to approximately US$1,051, US$1,213 and US$2,378 for the years ended December 31, 2008, 2009 and 2010, respectively.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

8.	DEPOSIT FOR NON-CURRENT ASSETS
Deposit for non-current assets represents an interest-free and non-refundable prepayment for the acquisition of American International Group’s (“AIG”) training center in the United States of America. The deposit of US$4,600 represents 10% of the total purchase consideration i.e. US$46,000. As of December 31, 2010, the remaining contractual obligation associated with this purchase contract is approximately US$41,400, which is further disclosed as a purchase commitment in Note 19.

9.	SHORT-TERM LOAN
The short-term loan outstanding as of December 31, 2010 represents the US denominated loan of US$3,600 obtained from Pioneer China Investment Holdings Limited, an independent third party, for the purchase of AIG’s training center. The loan is interest-free, has a repayment term of three months and no collateral was required to be pledged.
The Company repaid the loan of US$3,600 on March 28, 2011.

10.	DEFERRED REVENUE
All service fees and prepaid cards received in advance of the provision of services are initially recorded as deferred revenue. The balance of deferred revenue as of December 31, 2010 consisted of only service fees received in advance.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010
	US$	US$

Payroll and welfare benefit	5,487	13,758
Other taxes and surcharges payable*	11,921	20,140
Accrued unrecognized tax benefits and related interest and penalties (note 15)	18,705	10,695
Others	1,229	1,756

	37,342	46,349

*	Other taxes and surcharges payable consists of business tax (“BT”), cultural industry development surcharges (“CIDS”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

12.	DIVIDEND PAYABLE
Pursuant to minutes of meetings of directors dated December 12, 2007, and February 20, 2009, the Company’s board of directors declared the distribution of dividends to the shareholders in the amount of US$41,070 and US$43,935, respectively. During the year ended December 31, 2008, 2009 and 2010, the Group paid US$16,210, US$24,241 and nil, respectively, to shareholders. According to minutes of the meeting of board and directors dated August 4, 2010, the Company resolved that the outstanding dividend payable to shareholders should be paid in US dollars using the exchange rates as of December 31, 2007 and December 31, 2008. Accordingly, the balance of dividend payable as of December 31, 2010 was adjusted based on the approved exchange rates and the difference was debited to additional paid-in capital.

13.	SHAREHOLDERS’ EQUITY
Repurchased 88,000 ordinary shares

On August 12, 2009, the Company repurchased 88,000 ordinary shares from a shareholder at a price of US$5.01 per share. The repurchased shares were cancelled and the difference between the par value and the repurchase price of US$429 was debited to retained earnings.

Repurchased and cancelled 35,000 vested share option

At the same day, the Company also repurchased and cancelled 35,000 vested share options at a price of US$3.04 per option, which approximated its fair value and the repurchase price of US$107 was debited to additional paid-in capital.

Qualified initial public offering

On September 16, 2010, the Company completed its qualified initial public offering of 246,914 ADSs (equivalent to 987,656 ordinary shares) for gross proceeds of US$10,494. For the years ended December 31, 2009 and 2010, initial public offering of nil and US$2,760, respectively, were expensed and are included in the general and administrative expenses. The difference between the par value of the ordinary shares and the gross proceeds of the offering of US$10,367 was credited to additional paid-in capital.

14.	RESTRICTED NET ASSETS
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	RESTRICTED NET ASSETS (continued)
In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WOFEs were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.
Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide a discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC Domestic Entities were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.
As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$196,991 as of December 31, 2010; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 are disclosed in Note 23.

15.	TAXATION
Cayman Islands
Under the current laws of the Cayman Islands, the Company and China Home Holdings Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	TAXATION (continued)
British Virgin Islands
Under the current laws of the British Virgin Islands, Pendiary, Selovo and China Home Holdings (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.
Hong Kong
Bravo Work, Max Impact, China Index, China Home Holdings (HK) Limited and China Real Estate Agent University are incorporated in Hong Kong and do not conduct any substantive operations of their own.
No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the three years ended December 31, 2010. In addition, upon payment of dividends by Bravo Work, Max Impact, China Index, China Home Holdings (HK) and China Real Estate Agent University to their shareholders, no Hong Kong withholding tax will be imposed.
China
Prior to January 1, 2008, PRC enterprise income tax (EIT), was generally assessed at the rate of 33% of taxable income. However, five PRC entities of the Group including SouFunMedia, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi, obtained the certificate of High and New Technology Enterprise (“HNTE”) within the Zhongguancun Science Park in Beijing. SouFun Media, SouFun Network, Beijing Technology and Beijing JTX Technology were granted a reduced Enterprise Income Tax (“EIT”) rate of 15% as well as a tax holiday of three years exemption followed by three years of 50 percent reduction starting from 2003, 2006, 2006 and 2007, respectively. Beijing Zhongzhi was granted a one-year EIT exemption for the year 2007.
In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% EIT rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period is allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18%, 20%, 22%, 24% and 25% for years 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai is 18%, 20% and 22% for 2008, 2009 and 2010, respectively.
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for HNTE status under the New EIT law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. Up to December 31, 2008, no subsidiary of the Group obtained the certificate of HNTE under the New EIT law. The Group have accounted for their current and deferred income tax based on the enacted tax rate of 25% as the applicable EIT rate for 2008.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	TAXATION (continued)
China (continued)
In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that HNTEs recognized under the new criteria should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an HNTE can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.
In May and June 2009, SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi obtained the new HNTE certificate with effect from January 1, 2009. As approved by the in-charge tax authority, Beijing Zhongzhi and SouFun Media are entitled to enjoy the reduced EIT rate of 15% for years 2009, 2010 and 2011. Beijing Technology, SouFun Network and Beijing JTX Technology are entitled to continue their remaining tax holiday granted under the old EIT Law.
The SAT subsequently issued Circular Guoshuihan [2010] No.157 (“Circular 157”) in April 2010 to further clarify the applicable EIT rate for HNTEs. According to Circular 157, HNTEs should elect one of the following two EIT treatments and no changes could be made once the election is made:
—	The applicable EIT rate is 15% but the remaining tax holiday should no longer be enjoyed; or
—	The remaining tax holiday could be enjoyed based on the transitional EIT rates, i.e. 18%, 20%, 22% 24% and 25% for the years from 2008 to 2012.
Circular 157 emphasizes that HNTEs should no longer continue their remaining tax holiday based on the 15% reduced rate provided under the New EIT Law. The effective date of Circular 157 is January 1, 2008.
As a consequence of Circular 157, the applicable EIT rate for Beijing Technology, SouFun Network and Beijing JTX Technology should be 11% (i.e. 22% with 50% reduction) for 2010.
Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax on dividends would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	TAXATION (continued)
Income (loss) before income taxes consists of:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

Non-PRC	(3,194)	(174)	(7,053)
PRC	45,346	50,585	88,423

	42,152	50,411	81,370

The income tax expense (benefit) is comprised of:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

Current tax expense	13,255	5,661	15,621
Deferred tax expense(benefit) due to tax rate change	—	(9,525)	3,487
Tax benefit of operating loss carryforwards	(358)	—	—
Change in judgment of valuation allowance	—	—	(289)
Deferred tax expense (benefit)	5,908	1,665	(597)

	18,805	(2,199)	18,222

A reconciliation between the income tax expense (benefit) and the amount computed by applying the statutory tax rate to income before income taxes is as follows:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

Income before income taxes	42,152	50,411	81,370

Income tax at applicable tax rate of 25%	10,538	12,603	20,342
Effect of international tax rate differences	734	20	445
Non-deductible expenses	1,799	2,245	3,677
Effect of tax holiday	(2,931)	(10,691)	(11,790)
Effect of tax rate changes	—	(9,525)	4,359
Investment basis difference in PRC Entities	6,599	1,488	863
Change in valuation allowance	203	364	(357)
Unrecognized tax benefits	(24)	(165)	(170)
Changes in interest and penalty on unrecognized tax benefits	1,887	1,462	853

	18,805	(2,199)	18,222

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	TAXATION (continued)
A roll-forward of the unrecognized tax benefits, exclusive of related interest and penalties, is as follows:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

Balance—beginning	2,667	13,810	13,657
Increase for tax positions in current year	10,985	—	—
Decrease relating to settlements with tax authorities	—	—	(8,055)
Decrease relating to prior year tax position	(24)	(165)	(170)
Foreign currency adjustment	182	12	421

Balance—ending	13,810	13,657	5,853

The Group has recorded an unrecognized tax benefit, including related interest and penalties, of approximately US$17,391, US$18,705, and US$10,695 as at December 31, 2008, 2009 and 2010, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2008, 2009 and 2010, unrecognized tax benefits of US$17,391, US$18,705, and US$10,695 respectively, would impact the effective tax rate, if recognized.
In April 2010, the Company settled US$8,055 of unrecognized tax benefits originated in 2008 as well as the related interest of US$1,228.
During the years ended December 31, 2008, 2009, and 2010, the Company recognized approximately US$1,887, US$1,462 and US$853 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were approximately US$5,048 and US$4,842 at December 31, 2009, and 2010, respectively.
The Company’s PRC entities are subject to the New EIT Law since January 1, 2008. The PRC income tax returns for fiscal years 2006 through 2010 remain open for examination.
The aggregate amount and per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$
	(amounts in thousands except for the per share data)

The aggregate amount	(2,931)	(10,691)	(11,790)

The aggregate effect on basic and diluted earnings per share:
—Basic	0.04	0.14	0.16

—Diluted	0.04	0.14	0.15

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	TAXATION (continued)
The components of deferred taxes are as follows:

	For the Year Ended December 31,
	2009	2010
	US$	US$

Deferred tax assets, current portion
Accrued expenses	471	2,129
Inventories	123	—

Total deferred tax assets, current portion	594	2,129

Deferred tax assets, non-current portion
Net operating losses	1,335	1,090
Less: valuation allowance	(828)	(471)

Total deferred tax assets, non-current portion	507	619

Deferred tax liabilities, current portion
Deferred revenue	(123)	—

Deferred tax liabilities, non-current portion
Investment basis in PRC entities	(5,687)	(10,219)

Deferred tax assets, current portion, net	594	2,129

Deferred tax assets, non-current portion, net	507	619

Deferred tax liabilities, current portion, net	(123)	—

Deferred tax liabilities, non-current portion, net	(5,687)	(10,219)

As of December 31, 2010, the Company had net operating losses from several of its PRC entities of approximately US$2,161 which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2010 will expire in years 2011 to 2013 if not utilized.
Deferred tax liabilities arising from undistributed earnings
Aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies at December 31, 2009 and 2010 are considered to be indefinitely reinvested under ASC 740-30 “Income Taxes: Other Considerations or Special Areas” (Pre-codification: Accounting Principles Board Opinion No. 23 “Accounting for Income Tax-Special Areas”) and accordingly, no provision for tax has been provided for the outside basis of the PRC entities.
Deferred tax liabilities arising from the aggregate undistributed earnings of the PRC entities that are available for distribution to PRC tax resident parent companies (i.e. WOFEs) amounted to US$5,687 and US$10,219 at December 31, 2009 and 2010, respectively.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS
Stock related award incentive plan of 1999

On September 1, 1999, the Company’s shareholders approved the Stock Related Award Incentive Plan (the “1999 Plan”). Under the 1999 Plan, the Company may issue up to 12% of the fully diluted ordinary shares of the company to its directors and employees. The purpose of the 1999 Plan is to provide additional incentive and motivation to its directors and employees, through an equity interest in the Company, to work towards increasing the value of the Company. The 1999 Plan provides for accelerated vesting, subject to certain conditions, if there is a change in control. The 1999 Plan has no stated expiry date.

The exercise price, vesting and other conditions of individual awards are determined by the Chairman of the Company. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Company. The non-compete condition does not give rise to an in-substance service condition.

Starting from December 31, 2006, the Company awarded Special Stock Options to its employees and directors. Terms for Special Stock Options are the same as other option grants except the underlying ordinary shares to be received upon exercise of the vested options do not have any entitlement to vote. Every two Special Stock Options is exercisable into one non-voting ordinary share. The Company’s board of directors has the sole ability to authorize the creation of any class of ordinary shares pursuant to our Articles of Association; however, no non-voting class of ordinary shares has been created as at December 31, 2010. Under Cayman Islands law, the grant of stock options is legally valid even though the underlying non-voting class of ordinary share has not yet been formed. Since the Company has the ability to create such a class of shares without approval from any other party at any time, the Special Stock Options have been accounted for as equity awards and measured at the date on which the terms of the grant was communicated to the grantee (the “grant date”). These Special Stock Options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service. The contractual life of the Special Stock Option is ten years from the date of grant.

From 2001 to 2003, the Company granted stock options which contained an exercise price denominated in HK$. Since this denomination is neither the functional currency of the Company nor the currency in which the grantee is paid, these stock options are dual indexed to foreign exchange and the shares of the Company. Accordingly, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (continued)
As at December 31, 2009, there were 1,739,500 stock options outstanding with an weighted average exercise price of HK$2.59 and weighted average remaining contractual term of 7.22 years which are accounted for as liability awards. These liability awards are fully vested. In April 2010, the Company modified the exercise prices of these vested stock options from a range of HK$1 to HK$5 to a range of US$0.13 to US$0.64. The modification changed the liability awards into equity awards because the stock options were no longer dual indexed to the Company’s ordinary shares and foreign exchange. Additionally, as the modification did not result in any incremental fair value in the new equity awards granted, no additional compensation expense was recognized. There have been no grants of liability awards during any of the years presented.
Share-based compensation expense for the liability awards were approximately US$745, US$1,242 and nil for the years ended December 31, 2008, 2009 and 2010.
2010 Stock related award incentive plan
On August 4, 2010, the Company’s Board of Directors and shareholders approved the Stock Related Award Incentive Plan (the ”2010 Plan”). Under the 2010 Plan, the Company may issue up to 10% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The purpose of the 2010 Plan was to recognize and acknowledge the contributions made to the Company by eligible employees and to promote the success of the Company’s business. The 2010 Plan allows the board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the detail rules.
The exercise price main vesting and other conditions of individual awards are determined by the Chairman of the Company. Typically the awards are subject to a 4 year service vesting condition and certain performance conditions and expire 10 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (continued)
A summary of the equity award activity under the 1999 Plan and 2010 Plan for the years presented is stated below:

				Weighted
		Weighted-	Weighted-	Average
		Average per	Average	Remaining
		Share	Grant-date	Contractual	Aggregated
	Number of	Exercise	Fair Value	Term	Intrinsic
Options Granted to Employees	Shares (*)	Price	per Share	(Years)	Value

Outstanding, December 31, 2009	7,843,600	US$4.53	US$1.73

Granted	4,037,500	US$10.30	US$5.61
Forfeited	(92,512)	US$8.09	US$3.50
Expired	(38,038)	US$4.21	US$1.47
Excised	(1,166,250)	US$0.44	US$0.08
Reclassified from liability awards	1,739,500	US$0.33	US$0.02

Outstanding, December 31, 2010	12,323,800	US$6.19	US$2.86	8.47	US$144,080

Vested and expected to vest at December 31, 2010	12,323,800	US$6.19	US$2.86	8.47	US$144,080

Exercisable at December 31, 2010	6,446,020	US$3.27	US$1.27	7.74	US$94,166

*	Including both voting and nonvoting shares.
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as at December 31, 2010 and the exercise price.
As of December 31, 2010, there was US$23,942 of unrecognized share-based compensation cost related to equity awards; that is expected to be recognized over a weighted-average vesting period of 3.46 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.
The fair value for the 1999 Plan was estimated using the Binominal Option Pricing Model by the Company with assistance from Jones Lang LaSalle Sallmanns, an external valuation firm. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factor of 1.5 is based on external consultant’s research on the early exercise behavior of employees with stock options.

The fair value for the 2010 plan was estimated on the date of grant using the Black-Scholes option pricing model by the management. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The expected term was estimated based on the average between the vesting term and contractual term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (continued)
curve in effect at the time of grant. Forfeitures were estimated based on historical experience.
The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2008	2009	2010

Risk-free interest rate	1.69%	3.39%	1.96%
Dividend yield	1%	—	—
Expected volatility range	77.67%	36.03%	50.86%
Weighted average expected life	3.59 years	6.32 years	6.35years
The total fair value of equity awards vested during the year ended December 31, 2008, 2009 and 2010 were US$1,469, US$2,434 and US$2,442, respectively.
Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$

Cost of revenues	268	489	749
Selling expenses	323	595	1,035
General and administrative expenses	2,126	3,056	3,291

	2,717	4,140	5,075

17.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of Related Parties	Relationship with the Group

Tianquan Vincent Mo	Executive chairman of the board of directors
Jiangong Dai	Chief executive officer of the Company
CNED Hengshui Zhong Cheng Wanyuan Home CO., Ltd. (“Hengshui”)	A company under the control of Mr. Tianquan Vincent Mo
Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”)	A company under the control of Mr. Tianquan Vincent Mo

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)
b)	The Group had the following related party transactions for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	US$	US$	US$

Short-term interest-free loans to:
Tianquan Vincent Mo	279	326	12
Jiangong Dai	272	264	—
Repayment of interest-free loans by:
Tianquan Vincent Mo	292	198	633
Jiangong Dai	317	235	324
Short-term Loan to:
Hengshui *	—	7,323	—
Repayment of short-term loan by:
Hengshui *	—	637	6,693
Interest on loan to:
Hengshui *	—	85	305
Commitment deposit paid to:
Hengshui *	—	—	7,342
Dong Fang Xi Mei **	—	—	2,197
Repayment of Commitment deposit by
Hengshui*	—	—	7,505
Dong Fang Xi Mei **	—	—	2,224
Marketing services provided to:
Dong Fang Xi Mei **	—	—	375
Advance received from:
Hengshui *	—	—	88

*	The amount as of December 31, 2009 represented a loan to Hengshui. The loan bore a stated interest rate of 10% per annum with a fixed repayment term of 6 months. The amount has been fully repaid on May 5, 2010.

On May 4, 2010, the Company paid a commitment deposit of RMB50,000 (US$7,342) to Hengshui in exchange for being appointed as its exclusive online marketing or listing service provider. The deposit was interest-free. Hengshui has pledged as collateral an unperfected security interest over some of its properties. The deposit of RMB50,000 (US$7,505) has been fully repaid on November 11, 2010.

**	The amount represents a commitment deposit of RMB15,000 (US$2,197) paid by the Company to Dong Fang Xi Mei in exchange for being appointed the exclusive online marketing or listing service provider for a property development in Hainan, China. The deposit is interest-free and is not secured by any collateral or security interest. The deposit was to be repaid within six months after the date of receipt of the deposit by Dong Fang Xi Mei. However, pursuant to a termination agreement dated July 5, 2010, Dong Fang Xi Mei returned to the Company the commitment deposit in full RMB15,000 (US$2,224) on July 16, 2010 and the online marketing services contract was terminated.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)
c)	The Group had the following related party balances at the end of the periods:

	As at December 31,
	2009	2010
	US$	US$

Amount due from related parties:
Tianquan Vincent Mo *	621	—
Jiangong Dai *	322	—
Hengshui	6,686	—

	7,629	—

*	The balances as of December 31, 2009 were unsecured, interest-free and repayable on demand.

18.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$4,327, US$5,027 and US$10,083, for the years ended December 31, 2008, 2009 and 2010, respectively.

19.	COMMITMENTS AND CONTINGENCIES
Operating lease commitments
Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2010:

US$

2011	5,780
2012	4,333
2013	770

10,883

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2008, 2009 and 2010, total rental expenses for all operating leases amounted to approximately US$4,024, US$4,565 and US$7,327, respectively.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES (continued)
Purchase commitment
On December 23, 2010, the Group entered into a contract with Sahn Eagle LLC to purchase AIG’s training center in the United States of America for a consideration of US$46,000. As of December 31, 2010, a deposit of US$4,600 (representing 10% of the total consideration) was paid and the remaining balance of approximately US$41,400 is scheduled to be paid within the first six months of 2011.
Income Taxes
As of December 31, 2010, the Group has recognized approximately US$5,853 accrual for unrecognized tax benefits (note 15). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

20.	SEGMENT REPORTING
In accordance with ASC 280-10 “Segment Reporting: Overall”, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results; the Group has only one reportable segment.
Geographic disclosures:
As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

21.	EARNINGS PER SHARE
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2008	2009	2010
	US$	US$	US$
	(amounts in thousands except for the per share data)

Numerator:
Net income attributable to ordinary shareholders used in calculating income per ordinary share—basic and diluted	23,381	52,652	63,108

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	74,020,217	73,986,129	74,683,593
Employee stock options	3,071,980	3,432,831	5,537,040

Weighted average number of ordinary shares outstanding used in calculating diluted earnings per share	77,092,197	77,418,960	80,220,633

Basic earnings per share	0.32	0.71	0.85

Diluted earnings per share	0.30	0.68	0.79

Options to purchase 4,538,946 (exercise price of US$5 per share), 3,012,762 (exercise price of US$5 to US$10 per share) and 4,021,800 (exercise price of US$10 to US$10.63 per share), ordinary shares were outstanding during the year ended 2008, 2009 and 2010 but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

22	SUBSEQUENT EVENTS
On February 4, 2011, the Company announced a 4-for-1 ADS stock split, representing a stock ratio change for Class A ordinary shares from one (1) American depositary share (“ADS”) for four (4) Class A ordinary shares to one (1) ADS for one (1) Class A ordinary share. The effect of the stock split on the ADS trading price on New York Stock Exchange took place on February 18, 2011.
On March 2, 2011, China Index, an investment holding subsidiary, obtained bank borrowing of amount US$45,000 from a financial institution in PRC and secured by restricted cash with a carrying value of RMB310,000. Interest shall be charged at the rate per annum equal to the sum of LIBOR plus a margin of1.9% par value and maturity date shall be the earlier of either the date falling thirty six months after the initial drawdown date or the date falling fifteen business days before the expiry date of corresponding standby letters of credit which stated specific secured conditions.
Subsequent to December 31, 2010, an unrealized loss of US$1,564 was recorded in other comprehensive income for the period from January 1, 2011 to June 10, 2011 as a result of the decline in the share price of the Group’s short-term investments classified as available-for-sale securities.

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

23	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (See Note 14)
Condensed balance sheets

	As at December 31,
	2009	2010
	US$	US$

ASSETS

Current assets:
Cash	112	632
Available-for- sale security	—	4,279
Amount due from related party	245	225

Total current assets	357	5,136

Non-current assets:
Investment in subsidiaries and PRC
Domestic Entities	108,703	199,565

Total assets	109,060	204,701

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loan	—	3,600
Accrued expenses and other liabilities	3	3
Dividend payable	43,906	39,635
Amount due to subsidiaries	40,713	38,899

Total liabilities	84,622	82,137

Commitments and contingencies

Shareholders’ equity:
Ordinary shares (par value of HK$1 per share at December 31, 2009 and 2010, respectively; Authorized—600,000,000 shares at December 31, 2009 and 2010 respectively; Issued and outstanding—73,932,217 and 76,065,755 shares at December 31, 2009 and 2010, respectively)	9,489	9,743
Additional paid-in capital	9,279	39,402
Accumulated other comprehensive income	5,670	10,311
Retained earnings	—	63,108

Total shareholders’ equity	24,438	122,564

Total liabilities, and shareholders’ equity	109,060	204,701

SOUFUN HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

23	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (See Note 14) (continued)
Condensed statements of operations

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	US$	US$	US$

General and administrative expenses	—	—	(1,127)

Operating loss	—	—	(1,127)
Equity in profits of subsidiaries and PRC Domestic Entities	26,205	52,693	64,715
Foreign exchange loss	(2,824)	(41)	(480)

Net income	23,381	52,652	63,108

Condensed statements of cash flows

	2008	2009	2010
	US$	US$	US$

Net cash used in operating activities	(3)	—	(1,104)

Net cash provided by (used in) investing activities	16	29	(12,760)

Net cash generated from financing activities	—	—	14,384

Net increase in cash	13	29	520
Cash at beginning of the year	70	83	112

Cash at end of the year	83	112	632

Supplemental schedule of cash flow in information:
Dividend paid by subsidiaries of the Company:	16,210	24,241	—

Basis of Presentation
For the presentation of the parent company, only condensed financial information is required. The Company records its investment in subsidiaries and PRC Domestic Entities, which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall”. Such investments are presented on the condensed balance sheets as “Investment in Subsidiaries and PRC Domestic Entities” and the subsidiaries and PRC Domestic Entities’ profit or loss as “Equity in profit or loss of subsidiaries and PRC Domestic Entities” on the condensed statements of operations. The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.