Form 20-F
period 2011-12-31
SouFun Holdings Ltd
filed 2012-04-26
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

COMMISSION FILE NUMBER: 001-34862

SouFun Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

8th Floor, Tower 3, Xihuan Plaza

No. 1 Xizhimenwai Avenue

Xicheng District, Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Contact Person: Executive Chairman

Telephone: +86-10-5930 6668

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

Class A ordinary shares, par value HK$1.00 each	53,813,918
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EX-4.9.1

EX-4.10.1

EX-4.11.1

EX-4.12.1

EX-4.13.1

EX-4.14.1

EX-4.15.1

EX-4.16.1

EX-4.22

EX-8.1

EX-12.1

EX-12.2

EX-13.1

EX-13.2

EX-15.1

EX-15.2

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited (formerly known as SouFun.com Limited), and

(i) its PRC subsidiaries as follows:

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network,

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng,

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai,

•	SouFun Information (Shenzhen) Co., Ltd., or SouFun Shenzhen,

•	SouFun Information (Tianjin) Co., Ltd., or SouFun Tianjin,

•	SouFun Information (Guangzhou) Co., Ltd., or SouFun Guangzhou,

•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media,

•	Beijing Hong An Tu Sheng Network Technology Co., Ltd., or Beijing Hong An Tu Sheng,

•	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., or Beijing Tuo Shi Huan Yu,

•	Beijing Jia Shang Li Nian Network Technology Co., Ltd., or Beijing Jia Shang Li Nian, and

•	Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd., or Beijing Zhong Zhi Xun Bo;

(ii) its offshore subsidiaries as follows:

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work,

•	China Home Holdings Limited, incorporated in Cayman Islands,

•	China Home Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	China Home Holdings (HK) Limited, incorporated in Hong Kong,

•	SouFun International Limited (formerly known as “China Index Academy Limited”), incorporated in Hong Kong, or Soufun International,

•	China Real Estate Agent University, incorporated in Hong Kong,

•	China Index Academy Limited (formerly known as “Max Impact Investments Limited”), incorporated in Hong Kong, or China Index Academy,

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments,

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments,

•	China Property Holdings Limited, incorporated in Cayman Islands,

•	China Property Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Hong Kong Property Network Limited, incorporated in Hong Kong,

•	Sou You Tian Xia Holdings Limited, incorporated in Cayman Islands,

•	Sou You Tian Xia Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Sou You Tian Xia Holdings (HK) Limited, incorporated in Hong Kong,

•	Best Scholar Holdings Limited, incorporated in the British Virgin Islands,

•	Best Scholar Holdings (Delaware) Limited, incorporated in Delaware,

•	Best Work Holdings (New York) LLC, incorporated in New York, and

•	Wall Street Index Research Center LLC, incorporated in New York; and

(iii) in the context of describing our operations and consolidated financial statements, our 12 consolidated controlled entities in China (also referred to as PRC Domestic Entities in our consolidated financial statements and related notes included elsewhere in this annual report) as follows:

•	Beijing China Index Information Co., Ltd., or Beijing China Index,

•	Beijing Century Jia Tian Xia Technology Development Co., Ltd., or Beijing JTX Technology,

•	Beijing Jia Tian Xia Advertising Co., Ltd., or Beijing Advertising,

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze,

•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet,

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology,

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index,

•	Shanghai Jia Biao Tang Real Estate Broking Co., Ltd., or Shanghai JBT,

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising,

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising,

•	Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd., or Tianjin Xin Rui, and

•	Beijing Yi Ran Ju Ke Technology Development Co., Ltd., or Beijing Yi Ran Ju Ke;

•

“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“GFA” refers to gross floor area;

•	“sq.m.” refers to square meter(s);

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region; and

•	“U.S. dollars” or “US$” refers to the legal currency of the United States of America.

This annual report on Form 20-F includes our audited consolidated statements of income for the years ended December 31, 2009, 2010 and 2011, our audited consolidated balance sheets as of December 31, 2010 and 2011, and our audited consolidated statements of cash flows for the years ended December 31, 2009, 2010 and 2011.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition;

•	trends and competition in the real estate, Internet and online advertising industries; and

•	PRC laws, regulations and policies relating to the real estate, Internet and online advertising industries.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

We have derived our selected consolidated statement of income data (except for ADS information) for the years ended December 31, 2009, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010 and 2011, from our audited consolidated financial statements included in this annual report. Our selected statement of income data (except for ADS information) for the year ended December 31, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands, except for number of shares and per share data)
Consolidated statement of income data
Revenues
Marketing services	46,552	86,252	102,367	167,711	246,634
Listing services	9,885	16,070	17,559	40,355	67,125
E-commerce services	—	—	—	—	1,657
Other value-added services	1,439	1,802	1,745	3,001	28,410
Other value-added products	—	—	5,378	13,423	—
Total revenues	57,876	104,124	127,049	224,490	343,826
Cost of revenues
Cost of services	(12,630)	(22,162)	(26,484)	(49,120)	(66,571)
Cost of other value-added products	—	—	(4,863)	(12,891)	—
Total cost of revenues	(12,630)	(22,162)	(31,347)	(62,011)	(66,571)
Gross profit	45,246	81,962	95,702	162,479	277,255
Operating expenses:
Selling expenses	(13,221)	(18,708)	(25,186)	(42,512)	(67,207)
General and administrative expenses	(12,158)	(19,857)	(22,176)	(41,547)	(70,891)
Operating income:	19,867	43,397	48,340	78,420	139,157
Foreign exchange (loss) /income	8	(2,826)	(59)	(462)	1
Interest income	707	1,221	1,205	2,390	10,483
Interest expense	—	—	—	—	(2,746)
Realized gain—trading securities	—	—	195	282	263
Government grants	211	360	730	740	1,399
Other-than-temporary impairment on available-for-sale securities	—	—	—	—	(4,343)

Income before income taxes and noncontrolling interests	20,793	42,152	50,411	81,370	144,214
Income tax (expense)/benefit	(8,457)	(18,805)	2,199	(18,222)	(42,617)
Net income	12,336	23,347	52,610	63,148	101,597
Net income (loss) attributable to noncontrolling interests	125	(34)	(42)	40	(28)
Net income attributable to SouFun Holdings Limited’s shareholders	12,211	23,381	52,652	63,108	101,625

	Year ended December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands, except for number of shares and per share data)
Earnings per share for Class A and Class B ordinary shares
Basic	0.16	0.32	0.71	0.85	1.33
Diluted(1)	0.16	0.30	0.68	0.79	1.24
Dividend declared per ordinary share	0.55	—	0.59	—	1.98
Earnings per ADS(2)
Basic	0.16	0.32	0.71	0.85	1.33
Diluted(1)	0.16	0.30	0.68	0.79	1.24
Dividend declared per ADS	0.55	—	0.59	—	1.98
Weighted average number of Class A and Class B ordinary shares outstanding
Basic	74,020,217	74,020,217	73,986,129	74,683,593	76,492,272
Diluted	76,997,410	77,092,197	77,418,960	80,220,663	82,215,832
Weighted average number of ADSs outstanding(3)
Basic	74,020,217	74,020,217	73,986,129	74,683,593	76,492,272
Diluted	76,997,410	77,092,197	77,418,960	80,220,663	82,215,832
Share-based compensation included in:
Cost of revenues	160	268	489	749	1,103
Selling expenses	142	323	595	1,035	1,506
General and administrative expenses	1,915	2,126	3,056	3,291	4,561

(1)	Earnings per share for Class A and Class B ordinary shares (diluted) and earnings per ADS (diluted) for each year from 2007 to 2011 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and, as applicable, preferred shares.
(2)	Earnings per ADS has been retroactively adjusted to reflect the adjustment of our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share effective on February 18, 2011.
(3)	Weighted average number of ADSs outstanding has been retroactively adjusted to reflect the adjustment of our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share effective on February 18, 2011.

	As at December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands)
Consolidated balance sheet data
Total current assets	63,557	102,861	149,224	279,527	261,552
Total assets	66,757	107,246	154,494	293,767	580,371
Total current liabilities	75,343	79,867	124,306	160,881	449,807
Total liabilities	82,047	93,858	129,993	171,100	488,388
Total SouFun Holdings Limited’s equity	(15,429)	13,283	24,438	122,564	91,908
Noncontrolling interests	139	105	63	103	75
Total shareholders’ equity	(15,290)	13,388	24,501	122,667	91,983
Total liabilities and shareholders’ equity	66,757	107,246	154,494	293,767	580,371

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our business depends substantially on revenues from our marketing services, including primarily online advertising, and participants in the real estate and home furnishing and improvement sectors may choose other advertising media over online advertising or other online advertisers, which could lead to loss of our revenues.

All of our marketing service revenues are generated through our websites, and we expect to continue to derive a significant proportion of our revenues from marketing. Marketing represents our largest source of revenues, accounting for 80.6%, 74.7% and 71.7% of our revenues in 2009, 2010 and 2011, respectively. In particular, our new home business accounted for 85.1%, 82.3% and 85.4%, of our marketing service revenues in 2009, 2010 and 2011, respectively. New home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

Although the online marketing industry in China has been growing, advertisers in the real estate sector in China have typically relied on traditional forms of advertising media, such as newspapers, magazines and outdoor advertising. If we are unable to retain and develop our base of advertising customers, including real estate developers, our business may not grow as quickly as we expect. Moreover, advertisers may not continue to do business with us if they do not perceive our marketing services to be effective or our user demographics to be desirable.

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

•

the amount of user traffic on our websites, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

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

If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2009, 2010 and 2011, listing service revenues represented approximately 13.8%, 18.0% and 19.5%, respectively, of our total revenues. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers and property owners and managers to list their properties on our websites. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are non-exclusive. Our listing customers may choose not to continue to use our listing services and may choose to utilize the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites could become less attractive to users. If we experience reduced user traffic on our websites, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 69.7%, 62.3% and 68.5% of our total revenues in 2009, 2010 and 2011, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home furnishing and improvement services and for real estate- and home furnishing and improvement-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. For example, after home sales and prices in China experienced a rapid increase in 2009 and 2010, the PRC government issued a series of rules, orders and notices intended to curtail the overheating of the PRC property market. In particular:

•	Minimum down payment has been raised to 30% for all first property purchase;

•	The minimum down payment for the second housing unit purchased by a family is increased from 50% to 60% and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•

The business tax is imposed and calculated on the full sales revenue for any housing unit held for less than five years, and on the difference between the sales revenue and the initial amount paid for the housing unit for any non-ordinary housing unit held for five or more years;

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

•

Real property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, generally, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing. In Chongqing, the real property tax is also imposed on local independent houses owned by individuals; and

•

In the circular promulgated by the General Office of the State Council on January 26, 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already set their respective price control targets.

As a result of these measures to cool down the overheating property market and to curb excessive lending in the real estate industry, transaction volumes and/or average selling prices in the property market in many cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly.

In addition to government policies aimed specifically at controlling growth in real estate markets in China, our business, financial condition and results of operations may also be negatively affected by other macroeconomic and regulatory measures. For example, in part due to concerns about inflation, the People’s Bank of China (“PBOC”) significantly increased the reserve requirement ratio for PRC commercial banks in 2010 and 2011. The reserve requirement ratio refers to the amount of funds that PRC banks must hold in reserve with the PBOC against deposits made by their customers. Increases in the reserve requirement ratio may negatively impact the amount of funds available to lend real estate developers and home buyers by commercial banks in China, which in turn may negatively impact demand for our services and products, our business, financial condition and results of operations. Any future policies in the following areas could cause a decline in home sales and prices, which in turn could affect the demand for our services and negatively impact our business, financial condition and results of operation:

•	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;

•	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

•	policies regarding land supply;

•

significant increases in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the sales tax on residential property sales by individuals within five years of purchase;

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

We derive a substantial portion of our revenues from four major urban centers in China, including Beijing, Shanghai, Shenzhen and Guangzhou. In 2009, 2010 and 2011, we generated revenues of US$72.9 million, US$124.6 million and US$164.4 million, respectively, representing 57.4%, 55.5% and 48.0%, respectively, of our revenues, from these four urban centers. We expect these four urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or a slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, online real estate Internet service market in China is becoming increasingly competitive. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

In addition, we have faced and may continue to face strong competition from regionally focused websites providing regional real estate listings together with localized services. Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain and enhance brand awareness for our websites could lead to loss of existing customers and qualified personnel.

We believe maintaining and enhancing our brand name as a leading real estate Internet company in China is a critical part of our strategy. In addition to promoting the “SouFun” brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate research reports, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in market recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.

Loss of our right to use the “SouFun” brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage.

Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantages. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. The measures we take to protect our intellectual property rights may not be adequate and policing the unauthorized use of our intellectual property is difficult and expensive.

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually. We have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflicts with existing registrations or applications for similar trademarks by another PRC company in such industry categories. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several years to complete. Determination of the title to a trademark is generally made on the basis of three elements: (i) who has first applied for registration of the trademark in dispute; (ii) who has first used the trademark in dispute; and (iii) who has the reputation of using such trademark in the market. We believe that we first applied for and used the relevant trademarks, and our use of such trademarks has been reputable in the market. However, unless and until we secure the trademark registrations for which we have applied, we may be unable to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if the conflicting trademark applications are not resolved in our favor, we may be unable to use part or all of our current name or trademarks in our business operations. Our business, financial condition and results of operations may be materially and adversely affected if we lose the right to use the “SouFun” brand names, or if we are unable to prevent third parties from using our trademarks, as we would not be able to leverage such brand names to develop our business and protect the brand’s reputation and would lose the benefits of brand awareness among Internet users in China.

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

If any Internet content we offer or will offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse affect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China.

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

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, SAIC, the General Administration of Press and Publication, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

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

Some of our consolidated controlled entities, however, may be required to obtain additional licenses. For example, since our websites include online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites or data in microblogs or online discussion forums, on our websites for discussion with other users, the release of such information on our websites may be deemed as providing internet publication services and therefore require Internet publication licenses. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites may be deemed as internet news information services and therefore require Internet news information licenses. We, like many other similarly-situated business operators, have been operating our businesses without such licenses. Recently, certain of our relevant consolidated controlled entities have applied to the relevant government authorities for Internet publication licenses again in accordance with applicable PRC laws, rules and regulations, and pursuant to the request by the relevant governmental authorities, we are now preparing the relevant supplementary materials for such application. In addition, we are still in discussion with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses.

Under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain an Internet publication license and/or Internet news information service license may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Although our relevant consolidated controlled entities have not received any revenues directly from Internet publication services or Internet news information services, we cannot assure you that the PRC regulatory authorities will not impose any such penalties. Any such disruption in the business operations of our consolidated controlled entities could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions or security breaches, including “hacking” or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our websites and damage our reputation and brands.

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

•	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and Shanghai and all information on our websites is backed up weekly. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our websites to mirror our online resources, either of which could increase our expenses and reduce our net income.

Breaches of security in connection with our websites could expose us to potential liability and harm our reputation.

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information, and could harm our reputation and reduce our ability to attract customers and users. Any future security breaches, if any, may result in a material adverse effect on our business, financial condition and results of operations.

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

We also rely on China Telecommunications Corporation, or China Telecom, and China United Netcom (Hong Kong) Ltd, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of marketing and listing services, our quarterly revenues and results of operations are likely to be affected by:

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

As an Internet portal company, we participate in an industry characterized by rapidly changing technology and new products and services. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users, which could affect our marketability as a popular advertising and listing media. If we are not successful in incorporating new Internet technologies, our future profitability and growth could be materially and adversely affected.

Our revenues and profitability could suffer if we are unable to successfully implement our growth strategies or manage our growth effectively.

We intend to grow our business by rolling out our full suite of services, including marketing and listing services for our new home, secondary and rental properties and home furnishing and improvement businesses, to more cities across China where we currently offer primarily real estate and home furnishing and improvement content coverage through our localized website portals. We also plan to expand into new geographic areas and sectors. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. Moreover, due to the breadth and diversity of the PRC real estate market, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our secondary and rental property and home furnishing and improvement businesses in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

Our future success is significantly dependent upon the continued services of our senior management. In particular, Mr. Mo has played an important role in the growth and development of our business. To date, we have relied heavily on the expertise and experience of Mr. Mo and other senior management personnel in our business operations, including their extensive knowledge of the PRC real estate market, their strong reputation in the PRC real estate industry, and their relationships with our employees, relevant regulatory authorities and many of our customers. If Mr. Mo or other senior management personnel are unable or unwilling to continue in their present positions, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify their successors. In addition, if Mr. Mo or other senior management personnel joins a competitor or forms a competing company, we may lose our customers, and our collaboration arrangements may be disrupted, which would have a material adverse effect on our business, financial condition and results of operations. We do not maintain key-man insurance for Mr. Mo or other senior management personnel.

Failure to attract and retain qualified personnel could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives. If we fail to successfully attract new personnel or retain and motivate our current personnel, we may lose competitiveness and our business, financial condition and results of operations could be materially and adversely affected.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

We cannot be certain that our services and information provided on our websites do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

In particular, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful and we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially be subject to civil liability for damages and faces fines, penalties or other sanctions, including forfeiture of profits earned from illegal use of the trademark. See “—Loss of our right to use the “SouFun” brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage.” In addition, Beijing China Index was fined RMB10,000 in 2008 by the local branch of SAIC in connection with the use of the trade name “China Index Research Institution” for providing consulting services on our websites. Moreover, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our websites, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merit, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, as we have expanded, and may continue to expand, our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.

We are exposed to potential liability for information on our websites and for products and services sold over the Internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability.

We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.

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

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective. A number of our internal control measures were implemented or strengthened recently. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

A lack of effective internal control over financial reporting in the future could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of December 31, 2011, we had 103 leased properties in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlord’s failure to duly register the lease with the relevant PRC government authority.

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

We have taken steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse affect on our business, financial position and results of operations.

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

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through a series of contractual arrangements entered into among three of our PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, our 12 consolidated controlled entities, and their respective shareholders, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements, exclusive call option agreements, and intra-group memoranda of understanding. See “Item 7. Major Shareholders and Related Party Transactions —Related Party Transactions—Structure Contracts.” As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund the losses of the consolidated controlled entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we terminated the trademark license agreements and domain name license agreements between Beijing Advertising and us as well as those between Beijing Internet and us in August 2006, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun” and “Jia Tian Xia” to the relevant consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies, such as ours, that operate in China. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

If the past or current ownership structures, Structure Contracts and businesses of our Company, our PRC subsidiaries and our consolidated controlled entities are found to be in violation of any existing or future PRC laws, rules or regulations, MIIT and other relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated controlled entities, whose business and operating licenses are essential to the operation of our business;

•	levying fines and/or confiscating our income or the income of our PRC subsidiaries and/or consolidated controlled entities;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries and/or consolidated controlled entities;

•	imposing conditions or requirements with which we, our PRC subsidiaries and/or consolidated controlled entities may not be able to comply;

•	requiring us, our PRC subsidiaries and/or consolidated controlled entities to restructure the relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

Our wholly-owned subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, and Richard Jiangong Dai (“Mr. Dai”), the president, chief executive officer and a director of our Company. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, pursuant to the Structure Contracts, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages. In addition, pursuant to these Structure Contracts, if Mr. Mo or Mr. Dai were to terminate their employment with us, they would be obligated to transfer their respective share ownership in any of our consolidated controlled entities to us or our designee. If Mr. Mo or Mr. Dai were to refuse to effect such a transfer, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In the event that we are unable to enforce these contractual arrangements, or if we experience significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of December 31, 2011, Media Partner Technology Limited, or Media Partner, and Next Decade Investments Limited, or Next Decade, whose shares are held in an irrevocable discretionary trust established by Mr. Mo, together hold approximately 28.5% of our outstanding share capital and approximately 72.9% of our voting power under our dual-class ordinary share structure, and are our largest shareholders. In addition, Next Decade has also entered into call option agreements with two other principal shareholders of our Company, General Atlantic Mauritius Limited, or General Atlantic, and Apax Partners LLP and its affiliated entitles, or Apax, pursuant to which Next Decade has the option to purchase 987,656 Class A ordinary shares from each of them at any time during the two-year period after the closing of our initial public offering. As of December 31, 2011, General Atlantic and Apax each hold approximately 19.6% of our outstanding share capital and approximately 5.2% of our voting power. Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

Risks Relating to Doing Business in China

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

Prior to January 1, 2008, our PRC subsidiaries were governed by the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, and generally subject to enterprise income taxes at a statutory rate of 33.0%, which consists of a 30.0% national income tax and 3.0% local income tax. Some of our subsidiaries were qualified for preferential tax treatment under the Old EIT Law.

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises and domestic enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai are 18.0%, 20.0%, 22.0% and 24.0% in 2008, 2009, 2010 and 2011, respectively, and 25.0% in 2012 and onward. As a result of these changes in tax rates, our profitability, net income and earnings per share may be affected by the increase in the enterprise income tax rate.

In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Currently, five of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Taxation—PRC Income Tax.”

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors of an enterprise. In April 2009, SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See “Item 10. Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.” Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, Jingtian & Gongcheng, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions. If the PRC tax authority determines that we and our offshore subsidiaries, such as Bravo Work and China Index Academy, are PRC resident enterprises, we and such subsidiaries may be subject to enterprise income tax at the rate of 25.0% as to our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

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

Our subsidiaries are entities incorporated and established in China and therefore, are subject to certain limitations with respect to dividend payments. PRC regulations currently allow payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each year, our subsidiaries in China and our consolidated controlled entities are required to allocate a portion of their after-tax profits to their respective reserve funds, until the reserves reach 50.0% of their respective registered capital. Allocations to these reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Such restrictions on the ability of our subsidiaries and consolidated controlled entities to transfer funds to us could adversely limit our ability to grow, pay dividends, make investments or acquisitions that could benefit our businesses or otherwise fund and conduct our businesses.

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

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Avoidance of Double Taxation Arrangement, dividends derived by a Hong Kong resident enterprise from a PRC resident enterprise should be subject to withholding tax at the rate of 5.0%, provided that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.”

We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong, including primarily Bravo Work, China Index Academy and China Home Holdings (HK) Limited. Neither we nor Jingtian & Gongcheng, our PRC legal counsel, is certain as to whether it is more likely than not that PRC tax authorities would require or permit Bravo Work, China Index Academy and China Home Holdings (HK) Limited to be treated as PRC resident enterprises. To the extent that Bravo Work, China Index Academy and China Home Holdings (HK) Limited are each considered a “non-resident enterprise” under the Avoidance of Double Taxation Arrangement, dividends derived by Bravo Work, China Index Academy and China Home Holdings (HK) Limited from our PRC subsidiaries may be subject to a maximum withholding tax rate of 10.0%. See “Item 10. Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”

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

On December 12, 2007, our then board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our then existing shareholders subsequently agreed to reduce the amount of the dividends to RMB300.0 million. On February 20, 2009, our then board of directors adopted resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly-owned subsidiaries, SouFun Media and SouFun Network, and the entities controlled by SouFun Media and SouFun Network, including our indirect subsidiary Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. The RMB 300.2 million dividend payments were recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or the relevant consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans from domestic lenders.

Pursuant to the General Lending Code implemented in August 1996 by the People’s Bank of China, or PBOC, the central bank of China, commercial lending in China must be made by or through a “PRC-qualified financial institution” as defined under the General Lending Code. As none of the payors is or was at the relevant time a “PRC-qualified financial institution” as defined under the General Lending Code, PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. If PBOC instructs these entities to terminate such overseas loans and domestic loans, we have to fully repay the overseas loans from SouFun Media and SouFun Network, and SouFun Media and SouFun Network have to fully repay the domestic loans to Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities.

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, as amended, a PRC entity is required to apply for SAFE approval prior to extending commercial loans to offshore entities such as our Company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. Under the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require SouFun Media and SouFun Network to register the overseas loans to us and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine based on the PRC Foreign Currency Administration Regulations. We cannot assure you that SouFun Media and SouFun Network will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot ensure that we, SouFun Media or SouFun Network will not be subject to such warnings, penalties or other administrative penalties resulting from the overseas loans.

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities for the deemed interest income with regard to the arrangements for the overseas and domestic loans. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by PBOC. We cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant variable interest entities for any deemed interest income with respect to these loans. Because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, we cannot predict the likelihood that the risks described here will materialize.

The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries include several wholly-foreign-owned enterprises, including primarily SouFun Media, SouFun Network and Beijing Hong An Tu Sheng. These PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

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

Since substantially all of our revenues are denominated in Renminbi, including fees and payments from our PRC consolidated controlled entities pursuant to the Structure Contracts, existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund expenditures denominated in foreign currencies, including any dividends that our PRC subsidiaries may pay to us in the future.

If SAFE determines that its foreign exchange regulations apply to us and our shareholding structure, a failure by our shareholders who are PRC citizens or residents to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business, financial position and results of operations.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as Notice 75. To further clarify and simplify the implementation of Notice 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 19, effective on July 1, 2011. Under Notice 75 and Notice 19, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

The interpretation and implementation of Notice 75 involve significant uncertainty. For example, the shares of Media Partner and Next Decade, two of our shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. However, since Mr. Mo, a PRC resident, was our indirect shareholder before the establishment of the family trusts, we have not been able to obtain confirmation from SAFE as to whether Notice 75 applies to us or Mr. Mo. We cannot predict how Notice 75 will affect our business operations or future strategies. If SAFE determines that Notice 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Notice 75. If Notice 75 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Notice 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and recently issued regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, a Chinese entity’s directors, supervisors, senior management officers, other staff, or individuals which have an employment or labor relationship with such Chinese entity who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our local employees who have been granted stock options are subject to these regulations. We have designated our PRC relevant subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these rules, we and our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—Business Overview—Regulation—Regulations relating to Employee Share Options.”

25

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the Securities and Exchange Commission, or the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs is also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors, and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, Jingtian & Gongcheng, our PRC legal counsel, has advised us that China does not have treaties with the United States or most other countries providing for the reciprocal recognition and enforcement of judicial judgments. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration provision may be difficult. Furthermore, an original action may be brought in China against our directors, or executive officers only if the actions are not required to be arbitrated under PRC law and upon satisfaction of the conditions for institution of a cause of action pursuant to the PRC Civil Procedure Law. For example, pursuant to the PRC Civil Procedure Law, the facts alleged in the complaint must give rise to a cause of action under PRC law and the action must fall within the jurisdiction of the PRC courts. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC court to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains some uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of December 31, 2011, we had 78,150,568 ordinary shares outstanding, including 16,499,309 Class A ordinary shares represented by ADSs. In addition, as of December 31, 2011, there were outstanding options to purchase 9,874,672 of our ordinary shares, including exercisable options to purchase 5,912,823 ordinary shares. All of the ADSs sold in our initial public offering are tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 under the Securities Act and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration. Certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Item 6. Directors, Senior Management and Employees—Share Ownership—Shareholders’ Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Registration of these ordinary shares under the Securities Act would result in such shares becoming freely tradable without any restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered ordinary shares in the public market could cause the price of our ADSs to decline.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We currently rely on the exemptions provided by the NYSE to a foreign private issuer and have a board of directors with a majority of non-independent directors, an audit committee comprised of independent directors, a compensation committee with one non-independent director and a combined nominating and corporate governance committee with one non-independent director. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate and home furnishing and improvement Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2011. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. There can be no assurance that we were not a PFIC for our current taxable year or any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in current and future taxable years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10. Additional Information—Taxation—United States Federal Income Taxation—U.S. Holders—Status as a PFIC.”

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

Pursuant to the New EIT Law, we and our offshore subsidiaries, such as Bravo Work, China Index Academy and China Home Holdings (HK) Limited, may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Relating to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.” If we and our offshore subsidiaries are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax or, a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions on any dividend we pay to you, subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009, or Circular 124.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. A number of our shareholders, including primarily Media Partner and Next Decade, whose shares are held in an irrevocable discretionary trust established by Mr. Mo, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these classes of shares, our shareholders holding Class B ordinary shares have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our Company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change-of-control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs

We have included certain provisions in our current articles of association that would limit the ability of others to acquire control of our Company. These provisions could deprive our shareholders of the opportunity to sell their ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transactions. These provisions include the following:

•	A dual-class ordinary share structure; and

•	Our board of directors, without further action by our shareholders, may issue preferred shares with special voting rights compared to our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on June 18, 1999 as Fly High Holdings Limited, under the laws of the British Virgin Islands, and on July 14, 1999, we changed our name to SouFun.com Limited. On June 17, 2004, we changed our corporate domicile to the Cayman Islands, becoming a Cayman Islands exempted company with limited liability. On June 22, 2004, we changed our name to SouFun Holdings Limited. Since our inception, we have conducted our operations in China primarily through our PRC subsidiaries and consolidated controlled entities.

In August 2006, Telstra International Holdings Ltd., or Telstra International, an indirect, wholly-owned subsidiary of Telstra Corporation Limited, one of the global Fortune 500 companies, acquired a 55.1% equity interest in our Company.

On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which are traded under the symbol of “SFUN.” Concurrently with our initial public offering, Telstra International sold to General Atlantic, Apax, Next Decade and Digital Link Investments Limited, or Digital Link, all of its shares in our Company in a private sale at the initial public offering price.

On February 18, 2011, we changed our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share.

We have real estate-related content, search services, marketing and listing coverage of over 300 cities across China and have what we believe is one of the largest and most comprehensive nationwide databases of online listings for new, secondary and rental properties as well as home furnishing and improvement products and services in China as measured by geographic coverage. Our principal executive offices are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044. Our telephone number at this address is +8610 5930 6668.

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2011, according to a report issued in March 2012 by CR-Nielsen, an independent market research institution commissioned by us. We also operate the leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen. Through our websites, we provide marketing, listing, e-commerce and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current service and product offerings include:

•

Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments as well as to real estate agencies and home furnishing and improvement vendors who wish to promote their products and services. A substantial majority of our revenues is derived from marketing services.

•

Listing services: We offer basic and special listing services. Our basic listing services are mainly offered to real estate agents, brokers, developers, property owners and managers and home furnishing and improvement vendors. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events.

•

E-commerce services: Through our www.jiatx.com website, which was launched in early 2011, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China.

•

Other value-added services and products: We offer subscription-based access to our information database and research reports and “total web solution” services. In addition, we provide both free and paid membership to registered members of our SouFun cards.

We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. We currently maintain 103 offices across China to focus on local market needs.

Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement markets.

In 2009, 2010 and 2011, we had revenues of US$127.0 million, US$224.5 million and US$343.8 million, respectively. During the same periods, our net income attributable to our shareholders was US$52.7 million, US$63.1 million and US$101.6 million, respectively. Marketing, listing and other value-added services and products accounted for 80.6%, 13.8% and 5.6%, respectively, of our revenues in 2009, 74.7%, 18.0% and 7.3%, respectively, of our revenues in 2010, and 71.7%, 19.5% and 8.3%, respectively, of our revenues in 2011.

Our Services

We provide (i) marketing services, (ii) listing services, (iii) other value-added services and products, and (iv) e-commerce services, to participants in the PRC real estate and home furnishing and improvement sectors primarily through our websites.

Marketing Services

We target our marketing services toward participants in China’s real estate and home furnishing and improvement sectors. Marketing is our most important business. Revenues from marketing services were US$102.4 million, US$167.7 million and US$246.6 million in 2009, 2010 and 2011, respectively, representing 80.6%, 74.7% and 71.7% of our revenues in those years, respectively. Our marketing services are delivered through our website www.soufun.com and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home furnishing and improvement sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.

We also combine traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. Additional revenues could often be generated by adding features without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home furnishing and improvement sectors are increasingly looking to the Internet as an additional vehicle through which to attract customers.

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract with payment due on a monthly basis. The second type is a general contract with payment due on either a quarterly or semi-annual basis or with 50% of the contract amount payable within seven days of the date of entry into the contract and the remainder payable within seven days of the expiration of the contract. Our marketing contracts generally have a one year term.

Listing Services

Our listing services include basic listing services and special listing services. In 2009, 2010 and 2011, our revenues from listing services were US$17.6 million, US$40.4 million and US$67.1 million in 2009, 2010 and 2011, respectively, representing 13.8%, 18.0% and 19.5% of our revenues, respectively.

Basic Listing Services. Basic listing services contributed approximately 65.6%, 80.0% and 82.5% of our listing service revenues in 2009, 2010 and 2011, respectively. Real estate developers, owners, agents, brokers, managers and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites have access to listing information free of charge.

Most of our basic listing subscription contracts are one to three months in duration. We typically collect payments for such subscriptions for our basic listing services upon the signing of a subscription contract. We also offer longer arrangements, such as to certain large real estate agencies. For subscription contracts with longer terms, the contract prices are generally payable in installments every one to three months until the end of the contract term.

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers.

In addition, we allow individual property owners to list their own properties for sale or rent on our property listing sections without charge. Such free listings do not enjoy prime positioning and are strictly limited to individual, non-real estate professional home owners. To help prevent real estate professionals from abusing the individual property owner basic listing service, we have created a customer hotline for our users to report any abuse.

Our basic listing service helps us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The increasing amount of our basic listings results in increased user traffic on our websites, which we believe can be leveraged to yield more marketing and special listing customers and higher marketing and special listing fees from our institutional customers.

We update the listing data on our websites on a daily basis through our proprietary content management process and software. This proprietary content management process is monitored by our listing monitoring team and allows our customers to submit listing information in a specific format. Our listing monitoring team periodically checks all listing information uploaded to our websites to identify common anomalies in posted information in order to limit unreliable data. Once we discover false information in a listing, we liaise with the real estate agent or broker to rectify the listing immediately. If such listing information is not revised on a timely basis, we will move it into a database that cannot be accessed by our users.

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$6.0 million, US$8.1 million and US$11.8 million in 2009, 2010 and 2011, respectively, representing 34.4%, 20.0% and 17.5% of our listing service revenues in those years, respectively.

Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing combined with an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. We organized and hosted, both online and offline, eight consecutive China Villa Festivals from 2004 to 2011, which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. We believe growth in new property developments will continue due to China’s growing and increasingly affluent urban population, providing a steady market for our special listing service.

E-commerce Services

In early 2011, we launched e-commerce services for the home furnishing and improvement sector through www.jiatx.com. We offer an online transaction platform and related e-commerce services to third-party merchants of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic raw materials, furniture, home decoration items, hardware, bathroom accessories and kitchen utensils. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through our marketplace and online payment platforms. Our revenue from e-commerce services was US$1.7 million in 2011.

Other Value-added Services and Products

In addition to marketing and listing services, we also provide other value-added services and products. Revenues from other value-added services and products were US$6.9 million, US$13.4 million and US$28.4 million in 2009, 2010 and 2011, respectively, representing 5.6%, 7.3% and 8.3% of our revenues in those years, respectively.

Online Content Subscription and Research Services. We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our websites, such as real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to the China Index Academy and us. We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.

“Total Web Solution” Services. “Total web solution” services help our customers initiate their services and products into our websites as well as to design their own websites. Customers interested in targeting consumers in the real estate and home furnishing and improvement sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers by providing an additional avenue through which we can cross-sell other services, such as marketing and listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for customers located in smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.

SouFun Card Membership Services. We provide both free and paid membership services to the registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to purchase properties with discounts from our exclusive partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price of the specified property, or a combination of both, which are determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members apply the discounts to purchase properties. We do not share our membership fees with our partner developers and do not otherwise pay them in connection with our paid membership services. In 2001, we offered discounts on 209 property developments in 17 cities in China. Our revenues from SouFun card membership services totaled US$22.5 million in 2011, or 6.4% of our total revenues for the year. We expect that revenues from paid SouFun card membership services will increase in the near future as they allow our members to achieve significant savings and provide additional exposure and attract more buyers for our partner developers.

Prepaid Cards. In addition to the above services and products, we also sold prepaid cards issued by home furnishing and improvement vendors in 2009 and 2010. We provided marketing services to these home furnishing and improvement vendors in exchange for their prepaid cards in those years due to the impact of financial crisis on their ability to pay for our services. The prepaid cards contained monetary value in denominations varying from RMB20 to RMB2,000 that could only be used to purchase certain products from the vendors’ specified stores and were not redeemable for cash. We re-sold the prepaid cards, typically at a discount to their face value, to external parties. We ceased accepting prepaid cards as payment for our marketing services after July 2010 and sold all the remaining prepaid cards by the end of 2010. In 2009 and 2010, revenue from prepaid card business was US$5.4 million and US$13.5 million, respectively.

Our Websites

Our website, www.soufun.com, is a leading real estate and home furnishing and improvement Internet portal in China in terms of:

•	visitor traffic: According to CR-Nielsen, our website received a weekly average of approximately 10.5 million unique visitors in 2011; and

•	members: As of December 31, 2011, we had over 24 million registered members of our www.soufun.com website and had 11 million registered members of our SouFun card.

As of December 31, 2011, our www.soufun.com website contained links to our local websites covering 314 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. Our website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce services platform.

We believe user satisfaction ultimately rests on the appeal, attraction and functionality of our websites. Our Internet technology and sales and marketing teams spend considerable time and resources upgrading and enhancing our websites based on market trends and feedback from users and our marketing and listing customers. We distinguish ourselves from other real estate- and home furnishing and improvement-focused websites through the quality and breadth of our real estate and home furnishing and improvement content. We also maintain a centralized customer service hotline and e-mail reporting system through which users can obtain assistance or otherwise contact us.

Our www.soufun.com website covers a wide spectrum of PRC real estate and home furnishing and improvement information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum of reliable information regarding China’s real estate and home furnishing and improvement market that is helpful to participants in the real estate and home furnishing and improvement transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.soufun.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

With our on-the-ground capabilities in 103 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

Information on Home Furnishing and Improvement Products and Services

Our www.soufun.com website contains information regarding design firms, contractors, do-it-yourself projects, building materials and a wide range of products and services relevant to home decoration and re-modeling, furniture and other home furnishing and services. We provide an efficient platform for companies in the home furnishing and improvement sector, which are usually small in size, to promote their brands and establish their presence on the Internet. We also provide search tools enabling visitors to search for specific businesses by area of expertise, product or service category. For example, a visitor interested in searching for suppliers and installers of window products in Beijing can use our pull-down search tools to focus their search for businesses providing such products and services.

Other pull-down menus allow visitors to view numerous design concepts, model interior decoration plans or other home improvement ideas. After selecting search parameters, users are directed to a page listing applicable home furnishing and improvement products and services as well as basic information about each home furnishing and improvement product or service, including price, product and service information and the source of the information. Much of the content, pictures and graphics are provided by other users of the website, which allows people interested in home decoration and furnishing to share ideas and information online. Users can also use this section to find and compare the work and experience of architects and interior designers.

In early 2011, we launched our e-commerce services for the home furnishing and improvement sector through www.jiatx.com. We offer an online transaction platform and related e-commerce services to suppliers of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic suppliers of home raw materials, furniture, home decoration items, hardware, bathroom accessories and kitchen utensils.

Real Estate Database and Information

Supported by our research group, China Index Academy, our website provides an extensive database for users to search real estate information, as well as general research reports regarding the PRC real estate industry at both the national and regional levels. The research section of our website provides research coverage of different topics within the PRC real estate industry. For example, our research database contains information on topics such as real estate projects, land information, real estate financing information, real estate-related laws and regulations and real estate public company information. We believe our research section serves to raise our profile as experts on the PRC real estate industry. Supported by a dedicated research team and an advisory board of leading real estate experts and industry professionals, our research section offers a collective body of knowledge that we believe is well-known in the PRC real estate industry.

Online Residential Communities

We offer online residential community services through our website, www.soufun.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement transactions online. We believe our electronic bulletin board fora, SouFun blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among our users by creating virtual communities sharing a common interest in PRC real estate and home furnishing and improvement topics. In addition to using such fora to increase website traffic, we are also exploring ways to generate new revenue streams from our online fora and community-oriented services.

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of 314 cities across China and have on-the-ground personnel located in 103 offices across China. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sale support and services.

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

Brand Awareness and Marketing

We believe our comprehensive listing database has made www.soufun.com a leading destination website for real estate participants in China. In addition, we seek to promote the SouFun brand through our directed selling efforts and other means, including our support for research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. As a result, we believe the “SouFun” brand has become commonly associated with China’s growing real estate and home furnishing and improvement sectors.

Real Estate Research and Reports

We believe our knowledge of China’s real estate and home furnishing and improvement sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our marketing and listing services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our marketing and listing customers. To maintain and extend our leading position in this area, we seek to recruit and retain employees knowledgeable about China’s real estate and home furnishing and improvement sectors through a variety of incentive measures, including share-based compensation plans. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home furnishing and improvement sectors.

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. For example, in March 2011, we hosted our eighth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past eight years that we held the event.

Portal Collaboration Arrangements

We work with well-known Internet portals to attract additional users to our websites. Our portal collaboration arrangements typically have terms ranging from one to three years, with fees paid to our portal collaboration partners in installments every three months.

We currently have portal collaboration arrangements with some of China’s larger Chinese-language portals to generate user traffic to our website.

Advertising and Marketing

We conduct general marketing and advertising activities to promote awareness of the “SouFun” brand. We have also used outdoor advertisements in the Beijing Capital International Airport, bus bulletin boards and subway stations.

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. Currently, our sales and marketing team consist of approximately 2,965 persons located in 103 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we apply a merit based promotion system to motivate our sales personnel.

Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (i) mandatory entrance training for each new sales and marketing employee during a three-month probationary period; (ii) rotation training that aims to rotate every sales and marketing employee in different posts for a certain period of time; and (iii) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. Our combination of training, performance-based compensation and a merit based promotion system has been effective in identifying, motivating and retaining strong performers.

We also have key account sales representatives in Beijing that serve our approximately 80 key account customers, which are identified based on their reputation, the scope of their operations as well as the amount of their contracts with us. We appoint one designated contact person to serve each key account customer. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press release and reports for our key account customers.

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

•

Anti-fraud and anti-spam technology. We have also developed a proprietary anti-fraud and anti-spam system through which we are able to detect fraudulent activities and identify and filter spam messages. We attempt to continuously improve the accuracy and effectiveness of this technology through machine-learning capability and customizable rules.

Seasonality

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. In contrast, the third quarter of each year generally contributes the largest portion of our annual revenues due to increased advertising and marketing activity of our customers in the PRC real estate industry as most property purchases take place in September and October of each year in terms of monthly transaction volumes. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.”

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and Data Center of China Internet. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

•

online listing service providers, including general-purpose Internet portals and regional websites dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings Limited (which recently acquired China Real Estate Information Corporation), Sohu.com Inc.’s focus.cn, Anjuke.com, Tencent’s fangqq.com, Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home furnishing and improvement market, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home furnishing and improvement Internet industry, the size and growth of our average daily user traffic, our customized marketing, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of 314 urban real estate markets in China as of December 31, 2011, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

We believe that we and other domestic operators are likely to have a competitive advantage over international service providers who lack operational infrastructure and experience in China. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures with, form alliances with or acquire domestic operators.

Intellectual Property

Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

We own 110 registered copyrights and own or license 120 registered trademarks in the PRC. We have 32 trademark applications in various industry categories, pending with the PRC Trademark Office. Our application for the “SouFun” trademark for certain industry categories in China conflicts with existing registrations of or applications for similar trademarks. We are in the process of resolving these conflicts, but we estimate that this process may take several years or longer. Unless and until we secure the trademark registrations for which we have applied, we may be unable to effectively enforce our proprietary rights in connection with such trademarks or prevent the use by others of trademarks identical or similar to ours. Moreover, if the conflicting trademark applications are not resolved in our favor, we may be unable to use part or all of our current name or trademarks in our business operations and may face civil liability for damages, including forfeiture of profits earned from illegal use of the trademark. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Loss of our right to use the ‘SouFun’ brand name, or unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

We currently own or license 385 registered domain names, including our official website, www.soufun.com, and domain names registered in connection with www.jiatx.com and www.landlist.cn.

Facilities

Our principal executive offices are located in approximately 10,052 sq.m. of office space in Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, China under 11 leases that are valid through December 31, 2012. As of December 31, 2011, we leased 103 properties with an aggregate GFA of approximately 58,163 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a GFA of 325,000 square feet at 72 Wall Street, New York. The building was the former training center of American International Group, Inc. (“AIG”). We acquired the building from Sahn Eagle LLC, a third party, in two transactions. We acquired from Sahn Eagle LLC a majority of the building with a GFA of approximately 237,250 square feet for approximately US$46.0 million in July 2011. In October 2011, we acquired the remaining space of approximately 87,750 square feet in the building for an additional approximately US$14.7 million from Sahn Eagle LLC. We plan to use the building as our global training center.

We own certain commercial properties of approximately 2,913 sq.m. in Sanya, Hainan Province, China. We acquired these properties for RMB82.5 million (approximately US$13.1 million) pursuant to a purchase agreement which we entered into with the previous owner of these properties, Beijing Hengxinjiahua Investment Consultancy Limited, on March 15, 2012. We plan to use these properties as our local office in Hainan as well as for internal training purposes.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Legal Proceedings

We are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

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

These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business. In the event we are able to qualify to acquire the equity interest in Beijing Advertising, Beijing Internet, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Shanghai JBT, Beijing China Index, Shanghai China Index, Tianjin JTX Advertising, Beijing Li Tian Rong Ze, Tianjin Xin Rui and Beijing Yi Ran Ju Ke under the rules allowing complete foreign ownership, these PRC operating companies would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities.

In the opinion of, Jingtian & Gongcheng, our PRC legal counsel:

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

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of Jingtian & Gongcheng, our PRC legal counsel.

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

Five of our consolidated controlled entities, Beijing Internet, Beijing China Index, Beijing Technology, Beijing JTX Technology and Beijing Advertising, each hold an ICP license issued by the Beijing Telecommunications Administration Bureau (the municipal branch of MIIT).

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

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Beijing China Index, Beijing Internet, Tianjin JTX Advertising, Tianjin Xin Rui and Beijing Yi Ran Ju Ke includes operating an advertising business, which allows them to engage in the advertising business.

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, requiring an Internet content service provider that provides online bulletin board services to register with, and obtain approval from, local telecommunications authorities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn. Beijing Technology is operating on www.soufun.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.soufun.com, respectively. Beijing JTX Technology and Beijing Advertising also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 require Internet content service providers to maintain an adequate system that protects the security of user information, and the Administrative Regulations on Internet Bulletin Board Services adopted by MIIT in October 2000 require Internet electronic bulletin board service providers to protect the security and confidentiality of the personal information of users who use bulletin board services. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that both requirements are for the protection of information on the identity of Internet users.

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

Regulations relating to Employee Share Options

Under the Stock Option Rule promulgated by SAFE in February 2012, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals which have a employment or labor relationship with a Chinese entity who are granted stock options by an overseas publicly listed company which are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC relevant subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these regulations in the future, we or our PRC option holders may be subject to fines and legal sanctions.

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

C. Organizational Structure

We conduct substantially all of our operations in China through our PRC subsidiaries and consolidated controlled entities. For more information regarding the contractual arrangements among our PRC subsidiaries and consolidated controlled entities, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.” The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of the date of this report:

(1)	Formerly known as China Index Academy Limited.
(2)	Formerly known as Max Impact Investments Limited.

D. Property, Plant and Equipment

See “Item 4. Information on the Company—Business Overview—Facilities.”

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

A. Operating Results

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2011, according to a report issued in March 2012 by CR-Nielsen, an independent market research institution commissioned by us. We also operate the leading home furnishing and improvement website in terms of unique visitors according to research from CR-Nielsen. Through our websites, we provide marketing, listing, e-commerce and other value-added services and products for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services and products for, the real estate and home furnishing and improvement sectors in China. Our current service and product offerings include:

•

Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments as well as to real estate agencies and home furnishing and improvement vendors who wish to promote their products and services. A substantial majority of our revenues is derived from marketing services.

•

Listing services: We offer basic and special listing services. Our basic listing services are mainly offered to real estate agents, brokers, developers, property owners and managers and home furnishing and improvement vendors. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events.

•

E-commerce services: We launched our e-commerce services in early 2011. Through our website www.jiatx.com, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China.

•

Other value-added services and products: We offer subscription-based access to our information database and research reports and “total web solution” services to our customers. In addition, we provide both free and paid membership services to registered members of our SouFun membership cards.

We have built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on our portal that forms the foundation of our service offerings. According to CR-Nielsen, in 2011, our website, www.soufun.com, received a weekly average of over 10.5 million unique visitors and generated a weekly average of over 16.3 million website visits. We currently maintain 103 offices to focus on local market needs.

Our revenue and net income attributable to our shareholders in 2011 was US$343.8 million and US$101.6 million, respectively. Marketing, listing, other value-added services and products and e-commerce services accounted 71.7%, 19.5%, 8.3% and 0.5%, respectively, of our revenues in 2011.

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

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a significant majority of our revenues is generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Competition in China’s online real estate and home furnishing and improvement Internet services

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home furnishing and improvement Internet service market in China has become increasingly competitive, and such competition may continue to intensify in future periods. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home furnishing and improvement Internet service industry in China and a wider range of online services in this area to be introduced.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Shenzhen and Guangzhou. Although our percentage of revenues from these four urban centers has decreased as we expanded our operations elsewhere in China, we expect these four urban centers to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of December 31, 2011, we had established real estate-related content, search services, marketing and listing coverage of 314 cities across China. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing and real estate industries

The Internet, online marketing and real estate industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises,” they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See “Item 4. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Demand for home furnishing and improvement information and products

As China’s real estate market has expanded and matured, the ancillary home furnishing and improvement industry has also been growing to meet rising consumer demand. Similarly, we have expanded our marketing and listing services to suppliers of home furnishing and improvement products and services. By adding this category of advertisers and clients, we have been able to expand our sources of marketing and listing service revenues and, accordingly, expect our revenue growth to benefit from the continued growth of China’s home furnishing and improvement sectors.

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, and Mr. Dai, our president and chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.” and our consolidated financial statements included elsewhere in this annual report.

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

Revenue Recognition

We recognize revenues only when there is (i) persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, listing, e-commerce and other value-added services and products. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies. Our revenues are recognized on the following bases:

Marketing Services

We offer marketing services on our websites, primarily in the form of banner advertisements, floating links, logos and other media insertions. We offer these services to real estate developers and home furnishing and improvement product and service providers, which allows such advertisers to place advertisements on particular areas of our websites, in various particular formats and over particular periods of time. Marketing services typically last from several days to one year. The service fees are generally payable in installments over the service period. Delivery of the service occurs upon displaying the agreed service on our websites over the specified service period. Revenue is recognized ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall.”

For certain arrangements, we provide marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time. Starting from January 1, 2011, we adopted Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements”. We adopted this guidance on a prospective basis applicable for transactions originating or materially modified after the date of adoption. This guidance changed the criteria for separating units of accounting in multiple-element arrangements and the way in which an entity is required to allocate the revenue to these units of accounting.

Prior to the adoption of ASU 2009-13, as we sold our marketing services over a broad price range, there was a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting was used pursuant to ASC 605-25, “Revenue Recognition — Multiple-Element Arrangements”, whereby revenue was recognized ratably over the performance period of the last deliverable in the arrangement. Revenue from marketing services of US$235,860 would have been recognized in 2011 if those arrangements entered into or materially modified after the adoption of ASU 2009-13 were still being recognized on a straight-line basis over the performance period of the last deliverable.

Subsequent to the adoption of ASU 2009-13, we account for each deliverable in the arrangement as separate unit of accounting. Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based in its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on our BESP for that deliverable because neither VSOE nor TPE exist. In determining the BESP for each deliverable, we consider our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We will monitor the conditions that affect its determination of selling price for each deliverable and will reassess such estimates periodically. For contracts entered into prior to December 31, 2010 without material modification in 2011, we continue to recognize revenue on a straight-line basis over the performance period of the last deliverable.

Listing Services. Listing services comprise basic listing and special listing services. We offer our basic or special listing services to real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

Basic Listing Services. Basic listings entitle our customers to post and change information for properties, home furnishings and other related products and services in a particular area on our websites for a specified period of time, typically ranging from one to 36 months, in exchange for a fixed fee. Delivery of services occurs by making access to our websites available for posting by the customers over the specified listing period. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period as the basic listing services are being delivered.

Special Listing Services. Special listing services are multiple element arrangements comprising website listing services and other coordination of promotional themed events, such as physical forum discussion or a banquet gathering, each with the special listing as the theme, where our customers promote their products or services to a live audience. These “offline” services do not have standalone value and are always sold with special listing services. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the “offline” services. As the “offline” services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

E-Commerce Services

We began to provide e-commerce services in 2011 by operating (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enables customers to make payments to third-party merchants online. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through our marketplace and online payment platforms. When a customer places an order for home furnishing products with a third-party merchant through our marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through our online payment platform. The sales transaction is completed and we recognizes the commission earned as e-commerce services revenue upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through our marketplace and online payment platforms.

Other Value-added Services and Products

We generate revenues from other value-added services, including (i) subscription services for access to our information database, (ii) consulting services for customized and industry-related research reports and indices, and (iii) paid SouFun card membership services. We also generated revenues from sales of other value-added products, which included prepaid cards, in 2009 and 2010. Revenues derived from subscription services for access to our information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed. Our business is subject to business taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of income. Business tax and related surcharges and cultural construction fees for 2009, 2010 and 2011 were US$10.9 million, US$17.1 million and US$21.1 million, respectively.

We began to offer paid membership services to registered members of our SouFun cards in the first half of 2011. These services include primarily opportunities to purchase properties with discounts from our exclusive partner developers and dedicated information and related services to facilitate property purchases. Revenues from SouFun card membership services are recognized when membership fees are received and the discounts have been applied by the members to purchase properties. The membership fees received by us are recorded as deferred revenue before our members apply the discounts to purchase properties.

In 2009 and 2010, we sold certain prepaid cards issued by certain home furnishing and improvement vendors. We provided marketing services to these home furnishing and improvement vendors in exchange for their prepaid cards. The significant terms of these transactions were stated in written contracts between us and the vendors. The prepaid cards contained monetary values of varying denomination from RMB20 to RMB2,000 that could be used to purchase certain products from the vendors’ specified stores. The prepaid cards were not redeemable for cash from the vendors. We sold the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards was accounted for in accordance with ASC 845, “Nonmonetary Transactions”. In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided was not determinable within a reasonable range because the service fees received had historically varied widely. The fair value of the prepaid cards was determinable by reference to the historical cash proceeds received upon the sale of such cards to customers. We reassessed our fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange was measured based on the fair value of the prepaid cards received and was recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards was recognized when the prepaid cards were delivered to the customers and cash was received. We ceased the sale of pre-paid cards in 2010.

All service fees and prepaid cards received in advance of the provision of services are initially recorded as deferred revenue which is subsequently recognized as revenue when the related services are performed by us.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of receivables due from our customers, such as the age of the amounts due, the customer’s payment history and the customer’s creditworthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators of probability that an account receivable will be uncollectable. In subsequent periods when all collection efforts have been exhausted, the uncollectable account receivable is written off against our allowance for doubtful accounts. Where the actual outcome or expectation in the future is different from the original estimate, such differences will have an impact on the carrying amounts of the accounts receivable and the allowance loss in the period in which such estimate has been changed.

Share-based Compensation Costs

We account for share-based awards granted to employees under ASC 718, “Compensation—Stock Compensation: Overall.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using the Binomial Option Pricing Model. All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which was not subject to performance vesting conditions.

We use the accelerated attribution method for the equity awards with performance conditions on a tranche-by-tranche basis, based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if, based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, we access the need to establish valuation allowances for deferred tax assets at each reporting period based on a “more-likely-than-not” realization threshold. We consider, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards, if any, not expiring.

We apply ASC 740-10, “Income Taxes: Overall,” to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 are classified in our consolidated statements of income as income tax expense.

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

Results of Operations

The following table sets forth selected financial data from our consolidated statements of income for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services	102,367	80.6%	167,711	74.7%	246,634	71.7%
Listing services	17,559	13.8%	40,355	18.0%	67,125	19.5%
E-commerce services					1,657	0.5%
Other value-added services	1,745	1.4%	3,001	1.3%	28,410	8.3%
Other value-added products	5,378	4.2%	13,423	6.0%	—	—

Total revenues	127,049	100.0%	224,490	100.0%	343,826	100%

Cost of revenues
Cost of services	(26,484)	(20.8)%	(49,120)	(21.9)%	(66,571)	(19.4)%
Cost of other value-added products	(4,863)	(3.9)%	(12,891)	(5.7)%	—	0%

Total cost of revenues	(31,347)	(24.7)%	(62,011)	(27.6)%	(66,571)	(19.4)%

Gross profit	95,702	75.3%	162,479	72.4%	277,255	80.6%
Operating expenses
Selling expenses	(25,186)	(19.8)%	(42,512)	(19.0)%	(67,207)	(19.5)%
General and Administrative expenses	(22,176)	(17.5)%	(41,547)	(18.5)%	(70,891)	(20.6)%

Operating income	48,340	38.0%	78,420	34.9%	139,157	40.5%
Foreign exchange (loss)/income	(59)	—	(462)	(0.2)%	1	0%
Interest income	1,205	0.9%	2,390	1.1%	10,483	3.0%
Interest expenses	—	—	—	—	(2,746)	(0.8)%
Realized gain—trading securities	195	0.2%	282	0.1%	263	0.1%
Government grants	730	0.6%	740	0.3%	1,399	0.4%
Other-than-temporary impairment on available-for-salesecurities	—	—	—	—	(4,343)	(1.3)%

Income before income taxes and noncontrolling interests	50,411	39.7%	81,370	36.2%	144,214	41.9%
Income tax (expense)/benefit	2,199	1.7%	(18,222)	(8.1)%	(42,617)	(12.4)%

	Year ended December 31,
	2009		2010		2011
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Net income	52,610	41.4%	63,148	28.1%	101,597	29.5%

Net (loss) income attributable to noncontrolling interests	(42)	—	40	—	(28)	—
Net income attributable to SouFun Holdings Limited’s shareholders	52,652	41.4%	63,108	28.1%	101,625	29.6%

Share-based compensation included in:
Cost of revenues	489	0.4%	749	0.3%	1,105	0.3%
Selling expenses	595	0.5%	1,035	0.5%	1,506	0.4%
General and administrative expenses	3,056	2.4%	3,291	1.5%	4,561	1.3%

Revenues

We derive our revenues from marketing, listing, e-commerce and other value-added services and products and services.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites of banners, links, logos and floating signs. In 2009, 2010 and 2011, revenues generated from our marketing services represented 80.6%, 74.7% and 71.7% of our revenues, respectively. We expect revenues from marketing services to continue to account for the significant majority of our revenues for the foreseeable future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	87,134	85.1%	138,030	82.3%	210,719	85.4%
Home furnishing and improvement	14,696	14.4%	28,634	17.1%	33,635	13.7%
Secondary and rental	537	0.5%	1,047	0.6%	2,280	0.9%

Total marketing service revenues	102,367	100.0%	167,711	100.0%	246,634	100%

New home business accounted for 85.1%, 82.3% and 85.4% of our marketing service revenues in 2009, 2010 and 2011, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

Listing Services

Our listing service revenues consist of revenues derived from both basic listing services and special listing services. Basic listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Special listing services are tailor made marketing campaigns provided primarily to developers marketing new property developments. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing supported or supplemented by an offline event, such as a physical discussion forum or a banquet gathering, with the special listing as the theme.

The following table sets forth our listing service revenues by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	11,513	65.6%	32,297	80.0%	55,359	82.5%
Special listing	6,046	34.4%	8,058	20.0%	11,766	17.5%

Total	17,559	100.0%	40,355	100.0%	67,125	100%

In 2009, 2010 and 2011, revenues from our listing services represented 13.8%, 18.0% and 19.5% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. We expect basic listing service revenue to grow as a percentage of our total revenues as the secondary home market continues to grow in China. We expect special listing service revenue to grow at a slower rate than our total revenues as our special listing customers have been reducing the use of this service while increasing the use of our marketing service.

E-commerce Services

We launched our e-commerce services in early 2011. Through our website www.jiatx.com, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Revenues from e-commerce services represented 0.5% of our revenues in 2011.

Other Value-added Services and Products

We also derive revenues from other value-added services and products, including subscriptions to our information database, research reports, total web solution services and paid membership services to registered members of our SouFun cards. In addition, we sold prepaid cards issued by certain home furnishing and improvement vendors in 2009 and 2010. In 2009 and 2010, we provided marketing services to these home furnishing and improvement vendors in exchange for prepaid cards issued by them due to the impact of the financial crisis on their ability of to pay for our services. We sold the prepaid cards, typically at a discount to their face value, to external parties. We ceased accepting prepaid cards in exchange for our marketing services in July 2010 and sold all of the remaining prepaid cards by the end of 2010. In 2009, 2010 and 2011, revenues from other value-added services and products represented 5.6%, 7.3% and 8.3% of our revenues, respectively.

Cost of Revenues

Our cost of revenues includes cost of services and cost of other value-added services and products. Cost of services primarily consists of staff costs, business taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, listing and other value-added services and products. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites for our customers. Business taxes and related surcharges are taxes, surcharges and cultural construction fees levied on advertising sales in China, which are approximately 8.5% or, in Shanghai, 9.5% of our marketing service revenues and approximately 5.5% of our listing and other value-added services and products revenues. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with stock options and other share-based compensation granted to our editorial and production staff, and business taxes and surcharges relating to technical and consulting service fees charged by our wholly-foreign-owned enterprises for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2009 and 2010, we also incurred costs of other value-added services and products relating to our sales of prepaid cards. In 2009, 2010 and 2011, our cost of revenues represented 24.7%, 27.6% and 19.4% of our revenues, respectively.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. In 2009, 2010 and 2011, our operating expenses represented 37.3%, 37.4% and 40.2% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	25,186	53.2%	42,512	50.6%	67,207	48.7%
General and administrative expenses	22,176	46.8%	41,547	49.4%	70,891	51.3%

Total	47,362	100.0%	84,059	100.0%	138,098	100%

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our websites. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel. We expect our selling expenses to increase in the near future in line with an increase in revenues as we continue to promote our websites and our brand name.

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts receivable, office expenses, communication expenses and other expenses in relation to general and administrative purposes, as well as website development expenses related to the maintenance of our Internet portal browser and real estate database. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel. We expect our general and administrative expenses to increase in absolute amounts as our business continues to grow and remain relatively stable as a percentage of our revenues.

Operating Income

Our operating income was US$48.3 million, US$78.4 million and US$139.2 million in 2009, 2010 and 2011, respectively, representing 38.0%, 34.9% and 40.5% of our revenues in those periods, respectively.

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

British Virgin Islands Income Tax

Our subsidiaries in the British Virgin Islands are exempted from any income tax or dividend withholding tax under the current laws of the British Virgin Islands.

Hong Kong Income Tax

Our subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on assessable profits determined under the current relevant Hong Kong tax regulations. In 2009, 2010 and 2011, we did not make any provisions for Hong Kong profit tax as we had no assessable profits derived from or earned in Hong Kong during those periods. Dividends paid by our Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

According to the Avoidance of Double Taxation Arrangement between Hong Kong and Mainland China, dividends derived by a Hong Kong resident enterprise from a PRC resident enterprise should be subject to withholding tax at the rate of 5.0%, provided that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. However, under the New EIT Law and Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.”

United States Tax

Certain of our subsidiaries, including Best Scholar Holdings (Delaware) Limited, Best Work Holdings (New York) LLC and Wall Street Index Research Center LLC, are incorporated in the United States. These companies do not conduct any substantive operations of their own. No provision for United States income tax has been made in the financial statements as the subsidiaries in the United States have not had any income for the three years ended December 31, 2011. In addition, no dividend distributions are expected from these subsidiaries. Thus, withholding tax, if any, will be minimal.

PRC Income Tax

Prior to January 1, 2008, our PRC subsidiaries were governed by the Old EIT Law, and generally subject to enterprise income taxes at a statutory rate of 33.0%, which consists of a 30.0% national income tax and 3.0% local income tax. Some of our subsidiaries were qualified for preferential tax treatment under the Old EIT Law.

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all foreign-invested enterprises and domestic enterprises, including our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no preferential tax policy is applicable. The New EIT Law also provided for a transition period commencing January 1, 2008 for those enterprises which were established before the promulgation of the New EIT Law and were entitled to preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, foreign-invested enterprises located in Shenzhen Special Economic Zone and Shanghai Zhangjiang High Technology Park, such as SouFun Shenzhen and SouFun Shanghai, which previously enjoyed a preferential tax rate of 15.0%, are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25.0%. The applicable rates for SouFun Shenzhen and SouFun Shanghai would be 18.0%, 20.0%, 22.0% and 24.0% in 2008, 2009, 2010 and 2011, respectively, and 25.0% in 2012 and onward. As a result of these changes in tax rates, our profitability, net income and earnings per share may be affected by the increase in the enterprise income tax rate.

In April 2008, the relevant PRC governmental authorities also released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Beijing JTX Technology, Beijing Zhong Zhi Shi Zheng, SouFun Media and SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises” in May and June 2009 and may apply for renewal of such status on a three-year basis. Renewal of such status is subject to such companies continuing to demonstrate the requisite qualifications and obtaining approval from the relevant authorities. In April 2010, following discussions with relevant PRC tax authorities on our status as a “high and new technology enterprise,” we paid US$9.0 million (including interest of US$1.2 million) to resolve uncertainties about our tax treatment in 2008. As there was no penalty charge relating to these payments, we did not record any penalties in relation to these payments in 2008 and 2009. Although some of our subsidiaries and consolidated controlled entities in China qualified in years prior to 2008 for certification as “high and new technology enterprises” under the previous PRC enterprise income tax laws, we failed to promptly renew such certification under the New EIT Law in 2008. As a result, these PRC entities became subject to income tax at the rate of 25.0% instead of the preferential tax rates enjoyed by “high and new technology enterprises.” We engaged in discussions with the relevant PRC tax authorities to persuade them to retroactively recognize our subsidiaries and consolidated controlled entities in China as “high and new technology enterprises strong supported by the state” so that we could apply the preferential tax rates to these PRC entities starting from 2008. As our request for retroactive recognition was not formally agreed to by the tax authorities, we decided to accept the 25.0% tax rate and make a lump-sum payment of US$9.0 million to resolve any uncertainty relating to our PRC entities’ tax and to settle our tax liability and avoid further interest charges or any assessment of penalties. This lump-sum payment consisted of US$7.8 million relating to income taxes owed for 2008 and interest owed on such income taxes of US$1.2 million. This payment did not include any penalties or other payments and was not a condition to or related to the receipt by certain of our subsidiaries and controlled consolidated entities of qualification as “high and new technology enterprises” in 2009. During 2009, Beijing JTX Technology, Beijing Zhong Zhi Shi Zheng, SouFun Media, SouFun Network and Beijing Technology obtained qualification as “high and new technology enterprises” effective from 2009 under the New EIT Law.

In April 2010, the State Administration of Taxation, or SAT, issued Circular 157, which stated that enterprises recognized as “high and new technology enterprises” and eligible to enjoy the grandfathering treatments such as continuing their tax holiday under a 2007 circular 39, may choose (i) the reduced tax rate of 15.0% applicable to “high and new technology enterprises” or (ii) the remaining tax holiday based on the tax rates in the grandfathering period as stated in Circular 39. They are not allowed to enjoy their remaining tax holiday based on the preferential tax rate for “high and new technology enterprises” of 15.0%. Circular 157 applies retroactively from January 1, 2008.

SouFun Network, Beijing Technology and Beijing JTX Technology each enjoy a “three-year exemption, three-year 50% reduction” holiday as “high and new technology enterprises” registered in the Zhongguancun Science Park in Beijing. Pursuant to Circular 157, the income tax rates we initially used in our audited consolidated financial statements for SouFun Network, Beijing Technology and Beijing JTX Technology were 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively. As we believed Circular 157 was similar to a change in tax law and should be retroactive from January 1, 2008, an additional tax expense of US$7.5 million was recognized in 2010 to account for the cumulative effect of Circular 157 for the two years ended December 31, 2010. This additional tax expense consisted of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million.

SAT has recently informally confirmed that Circular 157 does not apply to high and new technology enterprises registered in the Zhongguancun Science Park because they enjoy a “three-year exemption, three-year 50% reduction” holiday which is different from the two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39. Thus, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology have been changed to 7.5%, 7.5%, 0%, respectively, for 2009 and 7.5%, 7.5%, 7.5%, respectively, for both 2010 and 2011, instead of 10%, 10%, 0%, respectively, for 2009 , 11%, 11%, 11%, respectively, for 2010 and 12%, 12%,12%, respectively, for 2011, which had initially been applied in our audited financial statements previously. Therefore, the cumulative impact regarding the updated status of Circular 157 has been reflected in the financial statements for the year ended December 31, 2011. A tax expense of US$7.5 million was reversed in 2011 for the cumulative effect of unnecessary application of Circular 157 during 2009 and 2010. The reversed tax expense consists of current income tax expense of US4.8 million and deferred tax expense of US$2.7 million. However, as SAT has not formally confirmed its above position on Circular 157 in writing, there is no assurance that SAT will not reverse or otherwise change its above position in the future. If SAT changes its position, the tax rates applicable to us may increase and our profitability, net income and earnings per share may negatively be affected.

Moreover, under the New EIT law, if we are deemed to be a non-PRC tax resident enterprise without an office or premises in China, a withholding tax at the rate of 10.0% will be applicable to any dividends paid by our PRC subsidiaries to us, unless we are entitled to reduction or elimination of such tax provided by applicable tax treaties.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues increased by 53.2% from US$224.5 million in 2010 to US$343.8 million in 2011. This increase in revenues reflected growth across our business lines. In addition, we began paid membership services to the registered members of our SouFun cards and e-commerce business through our www.jiatx.com website in 2011, which also contributed to the increase in our revenues.

Marketing Services. Revenues from marketing services increased by 47.1% from US$167.7 million in 2010 to US$246.6 million in 2011. The increase was mainly due to an increase in revenues from new home marketing of US$72.7 million. Such increase was largely driven by increased real estate developments in level 2 cities and continuing adoption of online marketing by real estate developers. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business driven by increased advertising spending by service providers.

Listing Services. Revenues from our listing services increased by 66.3% from US$40.4 million in 2010 to US$67.1 million in 2011, including a 71.4% increase in basic listing service revenues from US$32.3 million to US$55.4 million and a 45.5% increase in revenues from special listing services from US$8.1 million to US$11.8 million over the same periods. Listing service revenues increased as a percentage of revenues from 18.0% in 2010 to 19.5% in 2011 as a result of increased advertising spending by real estate developers and secondary real estate market in responses to unfavorable market conditions as a result of the PRC government’s regulations to curb investment in the real estate industry.

The increase in basic listings revenue was primarily due to an increase of US$22.9 million in listing service revenues from our secondary and rental business in all levels of cities. The growth in new subscription accounts was largely due to strong demand for listing services supported by growing secondary real estate markets in these cities.

The increase in revenues from special listings mainly resulted from increased advertising spending from new home developers in tier 1 and tier 2 cities.

E-commerce Services. We launched our e-commerce services in 2011 and revenues from e-commerce services amounted to US$1.7 million in 2011.

Other Value-added Services and Products. Revenues from other value-added services and products increased by 73.2% from US$16.4 million in 2010 to US$28.4 million in 2011, primarily due to our launch of paid SouFun card membership services in 2011, partially offset by the discontinuation of prepaid card sales in 2010. Revenue from SouFun card membership services totaled US$22.5 million in 2011. We did not sell any prepaid cards in 2011 while revenue from sales of prepaid cards totaled US$13.5 million in 2010.

Cost of Revenues

Our cost of revenues as a percentage of our total revenues was 27.6% and 19.4% in 2010 and 2011, respectively. Our cost of revenues increased by 7.4% from US$62.0 million in 2010 to US$66.6 million in 2011. This increase was primarily due to an increase in staff costs from US$19.1 million in 2010 to US$25.5 million in 2011, due to our hiring of additional editorial staff and customer service personnel to support our growth. In addition, increases in business taxes, surcharges and meeting expenses and other expenses primarily due to our business growth also contributed to the increase in our cost of revenues. We did not incur any costs of other value-added products in 2011 as we discontinued accepting prepaid cards from customers for our services in 2010, which partially offset the increase in our cost of revenues. Costs of other value-added services and products amounted to US$12.9 million in 2010.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 70.6% from US$162.5 million in 2010 to US$277.3 million in 2011. Our gross margin increased from 72.4% in 2010 to 80.6% in 2011, primarily due to our increasing economies of scale.

Operating Expenses

Our operating expenses increased by 64.3% from US$84.1 million in 2010 to US$138.1 million in 2011. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 58.1% from US$42.5 million in 2010 to US$67.2 million in 2011, primarily due to an increase in staff costs and traveling and communication expenses. Staff costs increased by 42.3% from US$21.4 million in 2010 to US$30.5 million in 2011, mainly due to the hiring of additional sales and marketing personnel to support our business growth. Increases in our advertising and promotion expenses as well as our traveling and communication expenses due to our business growth also contributed to the increase in our selling expenses. Advertising and promotion expenses increased by 126.2% from US$3.7 million to US$8.3 million, and traveling and communication expenses increased by 82.9% from US$6.3 million to US$11.5 million over the same periods.

General and Administrative Expenses. Our general and administrative expenses increased by 70.6% from US$41.5 million in 2010 to US$70.9 million in 2011, primarily due to increases in allowance for doubtful accounts and staff costs due to our business growth. Allowance for doubtful accounts increased by 141.2% from US$6.8 million in 2010 to US$16.4 million in 2011, primarily reflecting the increase in our revenues, as well as the impact of the PRC government’s regulations to curb investment in the real estate industry on our customers’ ability to pay us. Staff costs increased by 44.2% from US$18.9 million in 2010 to US$27.2 million in 2011, primarily due to our hiring of additional technical and research personnel.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 77.5% from US$78.4 million in 2010 to US$139.2 million in 2011. Our operating margin increased from 34.9% in 2010 to 40.5% in 2011.

Foreign Exchange Gain/(Loss)

We had a foreign exchange loss of US$0.5 million in 2010, primarily due to certain Renminbi-denominated dividend liabilities, which were repaid by June 30, 2010. We had a de minimis foreign exchange gain in 2011.

Interest Income

Our interest income increased by 338.6% from US$2.4 million in 2010 to US$10.5 million in 2011, mainly due to the increase in amount of funds we kept in time deposits which generally offered higher interest rates.

Interest Expenses

Our interest expenses amounted to US$2.7 million in 2011, as compared with nil in 2010, primarily due to bank loans that we borrowed in 2011.

Other-than-temporary Impairment on Available-for-sale Securities

We had other-than-temporary impairment on available-for-sale securities of US$4.3 million in 2011, as compared with nil in 2010, primarily due to our investment in the shares of Syswin Inc. (a primary real estate service provider in China listed on the New York Stock Exchange, ticker symbol “SYSW”), the trading prices of which had declined significantly after our investment.

Realized Gain—Trading Securities

We had realized gain of US$0.3 million in each of 2010 and 2011. These realized gains were primarily attributable to our investment in certain wealth management products offered by commercial banks in China.

Government Grants

Our government grants increased by 89.1% from US$0.7 million in 2010 to US$1.4 million in 2011, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.

Income Before Income Taxes and Noncontrolling Interest

As a result of the foregoing, our income before income taxes and noncontrolling interest increased by 77.2% from US$81.4 million in 2010 to US$144.2 million in 2011.

Income Tax Benefit (Expense)

Our income tax expense increased by 134.1% from US$18.2 million in 2010 to US$42.6 million in 2011. The increase in our tax expenses was principally due to our increased income before income tax and the withholding tax on dividends distributed by our subsidiaries to us. See “Item 10. Additional Information—A. Share Capital Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”

Net (Loss) Income Attributable to Our Noncontrolling Interests

Net loss attributable to our noncontrolling interests amounted to US$0.3 million in 2011 as compared to net income of US$0.4 million in 2010, mainly due to a decline in the business of Beijing Information. We disposed of our 90% interest in Beijing Information on February 8, 2012 to a third party and it was no longer consolidated within our consolidated group.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 61.0% from US$63.1 million in 2010 to US$101.6 million in 2011. Our net income margin increased from 28.1% in 2010 to 29.6% in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues increased by 76.7% from US$127.0 million in 2009 to US$224.5 million in 2010. This increase in revenues was reflected growth across all of our business lines.

Marketing Services. Revenues from marketing services increased by 63.8% from US$102.4 million in 2009 to US$167.7 million in 2010. The increase was mainly due to a net increase in revenues from new home marketing business of US$50.9 million across all levels of cities. The general improvement in operating conditions in the PRC real estate market and the continued growth and expansion of our operations in all levels of cities were the primary drivers behind the increased marketing service revenues. The growth in marketing service revenues was also supported by an increase in the number of marketing contracts we entered into in 2010, principally as a result of strong growth in the number of contracts in smaller cities in which we operate, even though the new contracts entered into in these smaller cities generally have shorter terms and smaller amounts than in level 1 cities. To a lesser extent, the increase in marketing service revenues was attributable to growth in our home furnishing and improvement business across all levels of cities, particularly in level 1 cities, driven by increased advertising spending by service providers as a result of improved economic conditions in China.

Listing Services. Revenues from our listing services increased by 129.8% from US$17.6 million in 2009 to US$40.4 million in 2010, including a 180.5% increase in basic listing service revenues from US$11.5 million to US$32.3 million and a 33.3% increase in revenues from special listing services from US$6.1 million to US$8.1 million over the same period. Listing service revenues increased as a percentage of revenues from 13.8% in 2009 to 18.0% in 2010 as a result of improved economic conditions in the PRC real estate market, which drove the growth in listing activity in the secondary homes market.

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

The increase in revenues from special listings mainly resulted from an increase in the number of participants at our special events, in particular at our top 100 PRC property developers event, during the first half of 2010. Compared with the year ended December 31, 2009, which was adversely affected by the global financial crisis, we were able to hold more special listing events in 2010. Relatively better property market conditions as well as the timely hosting of themed events of interest to market participants in 2010 also resulted in higher participation as compared to the same period in 2009.

Other Value-added Services and Products. Revenues from other value-added services and products increased by 130.6% from US$7.1 million in 2009 to US$16.4 million in 2010, primarily due to increase in revenue received from marketing services to home decoration vendors, subscription services for access to the our information database and consulting services for customized and industry-related research reports and indices.

Cost of Revenues

Our cost of revenues in 2009 and 2010 as a percentage of our total revenues was 24.7% and 27.6%, respectively. Our cost of revenues increased by 97.8% from US$31.3 million in 2009 to US$62.0 million in 2010. This increase was primarily due to an increase in the cost of other value-added services and products and increases in staff costs relating to our editorial staff and customer service personnel. Our costs of other value-added services and products increased from US$4.9 million in 2009 to US$12.9 million in 2010, principally as a result of an increase in sales of prepaid cards. In addition, our staff costs increased from US$9.1 million in 2009 to US$19.1 million in 2010, mainly as a result of higher headcount for our editorial staff and customer service personnel and an increase in salaries.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 70.0% from US$95.7 million in 2009 to US$162.5 million in 2010. Our gross margin decreased from 75.3% in 2009 to 72.4% in 2010 primarily as a result of increased costs of other value-added services as well as from increased staff costs largely due to hiring of additional editorial and production staff. We discontinued the acceptance of prepaid cards in exchange for our marketing services in July 2010 and sold all the remaining prepaid cards by the end of 2010.

Operating Expenses

Our operating expenses increased by 77.5% from US$47.4 million in 2009 to US$84.1 million in 2010. The increase in our operating expenses was mainly attributable to increases in both our selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 68.8% from US$25.2 million in 2009 to US$42.5 million in 2010, primarily due to an increase in staff costs and traveling and communication expenses. The 82.4% increase in staff costs from US$11.8 million in 2009 to US$21.5 million in 2010 was mainly due to the hiring of additional sales and marketing personnel. As a result of the increase in headcount, our traveling and communication expenses increased by 88.7% to US$6.3 million in 2010 from US$3.3 million in the same period in 2009.

General and Administrative Expenses.

Our general and administrative expenses increased by 87.4% from US$22.2 million in 2009 to US$41.5 million in 2010, primarily due to an increase in professional service fees and website development expenses. Professional service fees increased from US$0.3 million in 2009 to US$3.8 million in 2010, mainly as a result of fees paid to our professional advisors in connection with our initial public offering. Website development expenses increased by 90.8% from US$3.2 million in 2009 to US$6.1 million in 2010, primarily due to an increase in staff costs due to an increase in headcount and salaries paid to our technical and research personnel.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased 62.2% from US$48.3 million in 2009 to US$78.4 million in 2010. Our operating margin decreased from 38.0% in 2009 to 34.9% in 2010, largely due to the drop in gross margins from the increased sale of lower margin prepaid cards.

Foreign Exchange Gain/(Loss)

We had a foreign exchange loss of US$0.01 million in 2009 and a foreign exchange loss of US$0.5 million in 2010, primarily due to outstanding Renminbi-denominated dividend liabilities that will be repaid no later than June 30, 2011, in each case related to exchange rate fluctuations of the Renminbi relative to the U.S. dollar.

Interest Income

Our interest income increased by 98.3% from US$1.2 million in 2009 to US$2.4 million in 2010, mainly due to the increase in amount of funds we kept in time deposits.

Realized Gain—Trading Securities

We recognized a gain of US$0.2 million in 2009 and US$0.3 million in 2010 from sales of our investment in a structured note with a maturity of less than one year and aggregate principal amount of US$7.6 million issued by a financial institution.

Government Grants

Our government grants increased by 1.4% from US$0.73 million in 2009 to US$0.74 million in 2010, primarily due to an increase in the amount of government grants received by our Shanghai-based subsidiaries, as a result of an increase in the amount of business taxes assessed on these subsidiaries.

Income Before Income Taxes and Noncontrolling Interest

As a result of the foregoing, our income before income taxes and noncontrolling interest increased by 61.4% from US$50.4 million in 2009 to US$81.4 million in 2010.

Income Tax Benefit (Expense)

We incurred income tax benefit of US$2.2 million in 2009 and income tax expense of US$18.2 million in 2010. Although we enjoyed preferential corporate income tax rates due to the status of certain of our PRC subsidiaries as “high and new technology enterprises “ in 2010, the increase in our tax expenses was principally the result of a one-off income tax expense provision of US$7.5 million due to the impact of Circular 157.

In April 2010, SAT issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to the issuance of Circular 157, three of our subsidiaries were entitled to pay income tax at a lower rate, and would be required to pay income tax at a higher rate pursuant to Circular 157, which has a retroactive effect and would apply to our 2009 tax year. As a consequence of Circular 157, we recorded a one-off income tax expense of US$7.5 million, which consisted of a current income tax expense of US$4.8 million and a deferred tax expense of US$2.7 million recorded in the second quarter of 2010.

SAT has recently informally confirmed that Circular 157 does not apply to high and new technology enterprises registered in the Zhongguancun Science Park. Pursuant to SAT’s confirmation, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology are changed to 7.5%, 7.5%, 0%, respectively, for 2009 and 7.5%, 7.5%, 7.5%, respectively, for both 2010 and 2011, instead of 10%, 10%, 0%, respectively, for 2009 , 11%, 11%, 11%, respectively, for 2010 and 12%, 12%,12%, respectively, for 2011, which had initially been applied in our audited financial statements previously. Accordingly, a tax expense of US$7.5 million was reversed in 2011 for the cumulative effect of unnecessary application of Circular 157 during 2009 and 2010. The reversed tax expense consists of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million. This has been appropriately reflected in the 2011 financial statements. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations” and “—Results of Operations—Taxation—PRC Income Tax.”

Net (Loss) Income Attributable to Our Noncontrolling Interests

Net income attributable to a 10.0% equity interest in Beijing Information that is not directly or indirectly owned by us changed from net loss US$0.42 million in 2009 to net income US$0.4 million in 2010, mainly as a result of an increase in the net income from Beijing Information.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 19.9% from US$52.7 million in 2009 to US$63.1 million in 2010. Our net income margin decreased from 41.4% in 2009 to 28.1% in 2010.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and equity financings. As of December 31, 2011, we had approximately US$150.4 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2009, 2010 and 2011, we had short-term investments of US$28.6 million, US$62.4 million and US$8.6 million, respectively.

As of December 31, 2011, we had short term borrowings of US$255.6 million, consisting of US dollar denominated bank borrowings of US$50.0 million and US$205.6 million from commercial banks in Singapore and Hong Kong, respectively. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%. These bank borrowings are secured by bank deposits of approximately US$54.1 million and US$229.4 million, respectively, placed with the respective PRC branches of these banks. The cash deposits pledged for the bank borrowings will be released when we are required to repay the bank borrowings. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

We believe that our working capital is sufficient for our present requirements. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Item 3. Key Information—Risks Factors—Risks Relating to Our ADSs—We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	65,966	106,510	155,284
Net cash (used in) generated from investing activities	(12,034)	(46,096)	(20,231)
Net cash (used in) generated from financing activities	(24,789)	14,404	(161,583)
Net increase in cash and cash equivalents	29,217	79,281	(21,106)
Cash and cash equivalents at beginning of year	63,022	92,239	171,520
Cash and cash equivalents at end of year	92,239	171,520	150,414

Net Cash Generated from Operating Activities

We had net cash generated by operating activities of US$155.3 million in 2011, which was primarily attributable to our net income of US$101.6 million during this period, and an increase in advances from customers of US$12.3 million as a result of more advances from our marketing and basic listing customers. This was partially offset by an increase of US$19.8 million in our accounts receivable due to the expansion of our business operations.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$20.2 million in 2011. This was primarily attributable to a US$60.1 million increase in buildings and land mainly from the purchase of the former AIG training center in New York, a US$204.2 million increase in short-term investments in the form of time deposits in China, and a US$14.8 million loan to Dandong Yuanlong Villa Management Company. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$258.4 million relating to our time deposits in China.

Our net cash used in investing activities was US$46.1 million in 2010. This was primarily attributable to a US$97.0 million increase in short-term investments in the form of time deposits in China, a loan of US$10.6 million to Beijing Pujin Finance Company, an independent third party, for a term of six months with an interest rate of 10% per annum, acquisition of property and equipment of US$5.6 million, deposits for purchase of non-current assets of US$4.6 million and acquisition of an available-for-sale security of US$5.0 million. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$68.9 million relating to our time deposits in China and a decrease in amount due from related parties of US$7.6 million.

Our net cash used in investing activities was US$12.0 million in 2009. This was primarily attributable to a US$35.9 million increase in short-term investments in the form of time deposits in China and a change in the amount due from related parties of US$6.8 million relating to an entrusted loan of US$7.3 million to CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., or Hengshui, a PRC company 51%-owned by Mr. Mo, our founder and executive chairman, and 49%-owned by independent third parties, with the intention of providing commitment deposits to Hengshui to secure exclusive future marketing and listing business from Hengshui. The loan to Hengshui bore an interest rate of 10.0% per annum. The loan to Hengshui matured and was repaid on May 5, 2010. See “Item 7. Major Shareholders and Related Party Transactions.” These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$32.2 million relating to our time deposits in China.

Net Cash Used in Financing Activities

Our net cash used in financing activities was US$161.6 million in 2011, primarily due to repayment of short-term loans of US$3.6 million, dividend payments to our shareholders of US$142.2 million, and an increase in restricted cash pledged security for short-term bank borrowings of US$277.3 million. These amounts were partially offset by proceeds from short-term bank borrowings of US$255.6 million and proceeds from the exercise of share options of US$6.0 million.

Our net cash received from financing activities in 2010 was US$14.4 million. This was attributable to proceeds from exercise of share options of US$0.3 million, proceeds from initial public offering of US$10.5 million and proceeds from a short-term loan of US$3.6 million to fund the deposit for purchase of the former AIG training center referred to above. In March of 2011, we incurred US$45.0 million bank loan as additional funding for the purchase of the training center and to repay the short term loan. The bank loan will mature on March 14, 2014.

Our net cash used in financing activities in 2009 was US$24.8 million. This was attributable to dividend payments to our shareholders of US$24.2 million.

Capital Expenditures

Our capital expenditures were US$1.6 million, US$5.6 million and US$60.1 million in 2009, 2010 and 2011, respectively. In 2009, our capital expenditures were primarily related to the purchase of servers, computer equipment and other office equipment relating to our operations as well as renovations of our offices. In 2011, our capital expenditure was primarily related to the purchase of the former AIG training center in New York. The increase in capital expenditures from US$1.6 million in 2009 to US$5.6 million in 2010 was mainly due to the decoration and purchase of fixed assets as a result of the new offices and also the expansion of current offices. The increase in capital expenditures from US$5.6 million in 2010 to US$60.1 million in 2011 was primarily due to the purchase of the former AIG training center in New York. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2009, 2010 and 2011, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$3.2 million, US$6.1 million and US$10.4 million, representing 2.5%, 2.7% and 3.0% of our total revenues in 2009, 2010 and 2011, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Operating lease commitments	10,295	8,567	1,728	—	—
Leasehold improvement commitment	327	327	—	—	—
Loan principle and interest expense obligation	272,341	57,605	214,736	—	—

In 2011, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him. Pursuant to the lease arrangement, we (i) have the right to use the building for 10 years for free and (ii) are obligated to pay for all of the contracted expenses of approximately US$0.9 million in connection with the decoration and improvement of the building. In 2011, approximately US$0.6 million of the contract amount was paid by us and recognized as general and administrative expenses in our consolidated statements of income. The remaining balance of approximately US$0.3 million will be paid in year 2012.

Our loan principle and interest expense obligations relate to our US dollar denominated bank borrowings of US$50.0 million and US$205.6 million obtained from commercial banks in Singapore and Hong Kong, respectively. These bank borrowings are secured by bank deposits of approximately US$54.1 million and US$229.4 million, respectively, placed with the respective PRC branches of these banks. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%.

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

Name	Age	Position
Vincent Tianquan MO	47	Executive chairman of the board of directors
Quan ZHOU	54	Director
Shan LI	48	Independent director
Qian ZHAO	43	Independent director
Sam Hanhui SUN	39	Independent director
Jeff Xuesong LENG	42	Director
Thomas Nicholas HALL	44	Director
Richard Jiangong DAI	38	President, chief executive officer and director
Lanying GUAN	44	Chief financial officer
Jian LIU	36	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999. Prior to founding our Company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones & Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Shun Cheong Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo is also a director of Taoshi PE Fund Management Co. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, our president and chief executive officer who is a director of our Company.

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

Qian Zhao is an independent director of our Company and chair of our nominating and corporate governance committee. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently a director and member of the audit committee of Trina Solar Limited, a NYSE-listed company, a managing director of CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund, and president of Camelot Information Systems Inc., a Nasdaq-Listed company, Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Shan Li has served as a director of our Company since 1999 and is an independent director of our Company and chair of our compensation committee. Mr. Li is a founding partner and director of San Shan (HK) Limited, a private equity firm focused on the China market. Previously, Mr. Li was the chief executive officer of BOC International Holdings Limited, a position he held from 2001 to 2005. Mr. Li is currently a director of CMMB Vision Holdings Limited, a Hong Kong Stock Exchange-listed company. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li is currently a senior advisor and vice chairman of UBS Investment Bank in Asia. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.

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

Thomas Nicholas Hall has been a director of our Company since our initial public offering in September 2010, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Hall is an equity partner and co-Head of the Global Media Team at Apax Partners LLP, one of the world’s largest private equity firms with funds advised and managed in excess of US$35 billion. Mr. Hall worked at Deutsche Bank from 1995 to 1998 and S.G. Warburg from 1992 to 1995. While at Apax, Mr. Hall has been responsible for, and has served on the board of directors of, a number of private companies including Thomson Directories, The Stationery Office, Zeneus Pharma and 20 Minuten. Mr. Hall is currently Chairman of the board of directors and a member of the audit committee of Trader Media Group in the United Kingdom. He is also Chairman of EMAP, a UK-based trade show and information services company. Mr. Hall holds a master of arts degree from Cambridge University.

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

Jian Liu joined us in April 2000 and is our chief operations officer. Mr. Liu is in charge of overseeing the operations and management of our business operations. Mr. Liu was also our first chief information officer. Prior to joining us, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

B. Compensation

Compensation of Directors and Executive Officers

Our executive directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Our independent directors receive annual compensation in connection with the performance of their duties. All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. We have entered into service contracts with our executive officers. None of these service contracts provide benefits to our directors and executive officers upon termination.

In 2011, we paid aggregate cash compensation of approximately US$601,395 to our executive directors and executive officers as a group. We did not grant any options to acquire ordinary shares in 2011. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

Stock Related Award Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan, or the Plan. The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our Company. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the Plan provides that in circumstances where there is a change in the control of our Company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

On August 31, 2006, Telstra International acquired 55.1% of our equity interest (assuming all outstanding options have not been exercised) and became a significant shareholder of our Company, which resulted in a change in control event as defined in the Plan. Pursuant to a shareholders’ agreement among our then existing shareholders, we assumed all the options that were granted under the Plan and remained valid prior to the change in control event.

a. Standard Stock Options

From September 1, 1999 to September 30, 2006, we awarded standard stock options exercisable to acquire Class A or Class B ordinary shares of our Company. All standard stock options were granted to employees and directors and vested over the requisite service periods of three to four years using a graded vesting. The maturity life of the standard stock options was 10 years originally. On April 20, 2010, our board of directors resolved to extend the maturity life of the standard stock option 10 years to 15 years.

From 2001 to 2003, we awarded 1,739,500 standard stock options, classified as liability awards, with exercise prices ranging from HK$1.00 to HK$5.00. In April 2010, we agreed with the grantees to modify the Hong Kong dollar exercise currency to U.S. dollars. The modified exercise prices of these options range from US$0.13 to US$0.64.

b. Special Stock Options

We have awarded 15,711,200 special stock options to our employees and directors, with exercise prices ranging from US$2.50 to US$5.31, since December 31, 2006. Terms for special stock options are the same as standard stock options, except that two special stock options are exercisable into one Class A ordinary share. These special stock options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock options is 10 years.

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

2010 Stock Incentive Plan

We adopted our 2010 stock incentive plan, or the 2010 Stock Incentive Plan, on August 4, 2010. The purpose of our 2010 stock incentive plan is to recognize and acknowledge the contributions made to our Company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our Company, our 2010 Stock Incentive Plan aims to:

•	attract and retain the best available personnel;

•	to provide an additional incentive to our employees, directors and consultants; and

•	to promote the success of the Company’s business.

To date, we have awarded 8,000,000 options under the 2010 Stock Incentive Plan, which are exercisable into 4,000,000 Class A ordinary shares, with an exercise price per share ranging from US$12.24 to US$15.95.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. The maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan as of December 31, 2011 was 7,815,057 ordinary shares.

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

d. Performance Criteria

The 2010 Stock Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

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

f. Administration

Our board of directors, or a committee designated by our board of directors, will administer the 2010 Stock Incentive Plan. Decisions by our board of directors or a committee designated by our board of directors as to all matters arising in relation to the 2010 Stock Incentive Plan or its interpretation or effect are final and binding on all parties.

g. Termination

Unless terminated earlier, the 2010 Stock Incentive Plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2010 Stock Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

The following table summarizes, as of April 20, 2012, the outstanding options that we granted to our current directors and executive officers.

	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2016
	225,000	—	5.00	December 31, 2007	December 30, 2017
	225,000	—	5.00	December 31, 2008	December 30, 2018
	225,000	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	500,000	—	10.625	September 17, 2010	September 17, 2020
Mr. Dai	10,000	—	5.00	December 31, 2007	December 30, 2017
	18,750	—	5.00	December 31, 2008	December 30, 2018
	18,750	—	10.00	December 31, 2009	December 30, 2019
	75,000	—	10.625	September 17, 2010	September 17, 2020
Shan Li	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019

	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Jian Liu	*	—	5.00	December 31, 2006	September 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2016
	*	—	5.00	December 31, 2008	December 30, 2017
	*	—	10.00	December 31, 2009	December 30, 2018
	*	—	10.625	September 17, 2010	September 17, 2020
Lanying Guan	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 17, 2020

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

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

Our audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. We have established a nominating and corporate governance committee, which is responsible for identifying individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee include Qian Zhao, who chairs our nominating and corporate governance committee, Shan Li and Mr. Mo, our executive chairman.

Compensation Committee. Our compensation committee consists of Shan Li, who chairs our compensation committee, Qian Zhao and Mr. Mo, our executive chairman.

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

Pursuant to the investor’s rights agreement by and among General Atlantic, Apax, Next Decade, Media Partner and Digital Link dated August 13, 2010 in connection with the private placement by Telstra International, or the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax shall also serve on our audit committee, compensation committee and nomination and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board, and such directors also serve at our audit committee, compensation committee and nomination and corporate governance committee. See “Item 7. Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”

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

D. Employees

We had 3,611, 5,868 and 7,600 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2011:

Editorial and production	3,483
Sales and marketing	3,017
Management and general administrative	644
Technical and research	456
Total	7,600

Our employees receive a base salary and are eligible for performance-based bonuses. We have granted share options to certain of our employees. For more information, see “Item 6. Directors, Senior Management and Employees—Compensation—Share Options.”

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

E. Share Ownership

As of April 20, 2012, we had 78,869,702 ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership is as of April 20, 2012:

	Ordinary shares beneficially owned(1)
	Class A No.		Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	677,500		1.23%	11,355,645	46.66%
Next Decade Investments Limited(3)	3,088,607	(4)	5.62%	11,985,145	45.94%

Digital Link Investments Limited(5)	*		*	2,750,360	11.30%
IDG-Accel China Capital L.P.(6)	5,344,856		9.80%	—	—
IDG-Accel China Capital Investors L.P.(6)	*		*	—	—
General Atlantic Mauritius Limited(7)	15,382,931		28.21%	—	—
Hunt 6-A Guernsey L.P. Inc(8)	4,232,650		7.76%	—	—
Hunt 7-A Guernsey L.P. Inc(8)	3,822,630		7.01%	—	—
Hunt 7-B Guernsey L.P. Inc(8)	7,198,324		13.20%	—	—
FMR LLC(9)	6,265,772		12.34%	—	—
Directors and Executive Officers (10):
Mr. Mo(11)	3,766,107		6.80%	23,340,790	89.46%
Shan Li(12)	*		*	2,750,360	11.30%
Quan Zhou(13)	*		*	*	*
Jeff Xuesong Leng(7)	15,382,931		28.21%	—	—
Thomas Nicholas Hall(8)	15,253,604		27.97%	—	—
Mr. Dai	683,750		1.24%	—	—
Lanying Guan	*		*	—	—
Jian Liu	*		*	—	—
All directors and executive officers as a group	35,724,203		64.46%	26,161,150	100.00%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	Includes an option to purchase 987,656 Class A ordinary shares from each of General Atlantic and Apax, respectively, pursuant to call option agreements dated August 13, 2010.
(5)	The address of Digital Link, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong.

(6)	IDG Technology, a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder and chairman of International Data Group Inc. The address of IDG Technology is 5 Speen Street, Framingham MA 01701, the United States. IDG-Accel China Capital L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is a fund affiliated with IDG Technology. IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands and is also a fund affiliated with IDG Technology.
(7)

General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of its ownership of a majority of General Atlantic’s voting shares. General Atlantic LLC owns all the shares of GenPar. There are twenty-six managing directors of General Atlantic LLC. In connection with the private placement of our Class A ordinary shares by Telstra International in September 2010, Jeff Xuesong Leng, a managing director of General Atlantic LLC, was appointed to our board of directors. Jeff Xuesong Leng disclaims beneficial ownership in our ordinary shares held by General Atlantic except to the extent of his pecuniary interest therein. See “Item 7. Major Shareholders and Related Party Transactions —Related Party Transactions—Telstra Private Placement.” The mailing address of General Atlantic is 6th Floor, Tower A, 1 CyberCity, Ebene, Mauritius.

(8)	Hunt 7-A GP Limited controls the management of Hunt 7-A Guernsey L.P. Inc by virtue of its limited partnership agreement; Hunt 7-B GP Limited controls the management of Hunt 7-B Guernsey L.P. Inc by virtue of its limited partnership agreement and Hunt 6-A GP Limited controls the management of Hunt 6-A Guernsey L.P. Inc by virtue of its limited partnership agreement. In connection with the private placement of our Class A ordinary shares by Telstra International in September 2010, Thomas Nicholas Hall, was appointed to our board of directors by Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc. Thomas Nicholas Hall disclaims beneficial ownership of in our ordinary shares held by Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc, except to the extent of his pecuniary interest therein. See “Item 7. Major Shareholders and Related Party Transactions —Related Party Transactions—Telstra Private Placement.” The mailing address of each of Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.
(9)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by FMR LLC and Edward C. Johnson 3d on February 13, 2012. The business address of these filers reported on the Schedule 13G/A is 82 Devonshire Street, Boston, Massachusetts 02109.
(10)	The address of our current directors and executive officers is c/o 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing, China 100044.
(11)	Represents ordinary shares beneficially owned by Media Partner and Next Decade. All of the shares of Media Partner and Next Decade are held in irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as the protector of these family trusts and Credit Suisse Trust Limited acts as the trustee of these trusts.
(12)	Includes 98,764 ordinary shares held by Digital Link, a company wholly owned by Mr. Shan Li, a director of our Company.
(13)	Includes ordinary shares held by IDG-Accel China Capital Investors L.P., a partnership in which Mr. Quan Zhou, a director of our Company, is a limited partner.

As of April 20, 2012, approximately 41.8% and none of our outstanding Class A and Class B ordinary shares were held by one record holder with an address in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

Except as disclosed in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among three of our wholly-owned PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, and 12 consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai JBT, Beijing Li Tian Rong Ze, Tianjin Xin Rui and Beijing Yi Ran Ju Ke. The Structure Contracts include:

Exclusive Technical Consultancy and Services Agreements

Each of our consolidated controlled entities has entered into an exclusive technical consultancy and services agreement with SouFun Media, SouFun Network and/or Beijing Hong An Tu Sheng. Under these agreements, SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, has the exclusive right to provide the consolidated controlled entities with relevant technical services relating to the consolidated controlled entities’ business, such as IT system operations and maintenance services, or technology supporting services for the consolidated controlled entities’ advertising products. In exchange for these services, each of our consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The original term of each agreement is 10 years and SouFun Media, SouFun Network or Beijing Hong An Tu Sheng can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by our consolidated controlled entities.

Equity Pledge Agreements

In order to secure the payment obligations of each consolidated controlled entity under the exclusive technical consultancy and services agreements described above, except as disclosed below, the direct shareholders of each consolidated controlled entity, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng their entire respective ownership interests in such consolidated controlled entity. Upon the occurrence of certain events of default specified in these agreements, to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as applicable, may exercise its rights and foreclose on the pledged equity interest. Under these agreements, the shareholders may not transfer the pledged equity interest without the prior written consent of to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be. Each of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entity from the shareholders of the consolidated controlled entities. The agreements will also be binding upon successors of the shareholders and transferees of the pledged equity interest.

We are currently in the process of registering the relevant equity pledges with SAIC pursuant to the PRC Property Rights Law with respect to the equity pledge agreement among Beijing Hong An Tu Sheng, Mr. Mo. and Mr. Dai and the equity pledge agreement among SouFun Media, Mr. Mo and Mr. Dai. We may not be able to enforce the equity pledges against any third parties who acquire the equity interests in either Beijing JTX Technology or Beijing Yi Ran Ju Ke before each of the pledge is registered.

Operating Agreements

Each of our consolidated controlled entities and such consolidated controlled entity’s shareholders have entered into an operating agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Under each of these agreements, SouFun Media, SouFun Network and Beijing Hong An Tu Shen have undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the consolidated controlled entity under such consolidated controlled entity’s business contracts with third parties. In turn, each consolidated controlled entity is required to pledge its accounts receivable and mortgage all of its assets as counter-security to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Our consolidated controlled entities and their direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of such consolidated controlled entity without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. The original term of each agreement is 10 years. The agreements can be extended prior to expiration with written confirmation from SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, or can be terminated by SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, upon 30 days’ advance notice.

Shareholders’ Proxy Agreements

Each of our consolidated controlled entities has entered into a shareholders’ proxy agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, irrevocably entrusting SouFun Media, SouFun Network or Beijing Hong An Tu Sheng to exercise their respective rights as shareholders of such consolidated controlled entity to attend shareholders’ meetings and cast votes. SouFun Media, SouFun Network and Beijing Hong An Tu Sheng may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under this agreement. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. Each agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Loan Agreements

In accordance with loan agreements entered into between SouFun Media and SouFun Network and Mr. Mo and Mr. Dai, as shareholders of nine of our consolidated controlled entities, including Beijing Advertising, Beijing Technology, Shanghai Advertising, Shanghai China Index, Beijing Li Tian Rong Ze, Tianjin Xin Rui, Tianjin JTX Advertising, Beijing JTX Technology, Beijing Yi Ran Ju Ke, SouFun Media and SouFun Network, as the case may be, advanced loans to Mr. Mo and Mr. Dai to make contributions to the registered capital of these consolidated controlled entities pursuant to a series of loan agreements entered into between 2004 and 2011. Mr. Mo and Mr. Dai agreed that, upon request, they will repay the loans by transferring their entire respective equity interests in the consolidated controlled entities to SouFun Media or SouFun Network, or another entity designated by SouFun Media or SouFun Network, as the case may be, when permitted by applicable PRC laws, rules and regulations.

Exclusive Call Option Agreements

Through exclusive call option agreements entered into between us and either SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, on the one hand, and each of our consolidated controlled entities and their respective direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and/or Beijing Advertising, on the other hand, we or any third party designated by us have the right to acquire from the direct shareholders of the consolidated controlled entities that are parties to the agreement, their entire respective equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above, or, in the case of Beijing Internet, Beijing China Index, Shanghai JBT, Beijing JTX technology, and Beijing Yi Ran Ju Ke their equity interests will be acquired from their shareholders upon exercise of the option under the exclusive call option agreements. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

Shareholders’ Agreement

On August 31, 2006, the Company, Telstra International, Next Decade, Media Partner, Digital Link Investments Limited, Mr. Mo, Mr. Shan Li, Mr. Dai and IDG Technology Venture Investment Inc. (collectively, the “Shareholders”), entered into a shareholders’ agreement. Under the terms of the shareholders’ agreement, holders of registrable securities have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares or other securities in connection with the public offering of such securities solely for cash, but excluding any registration relating solely to the sale of securities to participants in any of our stock plans or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities.

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

Telstra Private Placement

Share Purchase Agreement

In conjunction with our initial public offering in September 2010, Telstra International sold to General Atlantic, Apax, Next Decade and Digital Link 15,347,720 Class A ordinary shares, 15,347,720 Class A ordinary shares, 888,888 Class A ordinary shares and 98,764 Class A ordinary shares, respectively, in a private sale at the initial public offering price. As a result of this transaction, Telstra International was no longer a shareholder of our Company.

Call Option Agreements

Pursuant to two call option agreements dated August 13, 2010, each of General Atlantic and Apax has granted Next Decade an option to purchase 987,656 Class A ordinary shares. The option will expire on the second anniversary of the closing of our initial public offering and may only be exercised in full, but not in part. The exercise price for the option is the initial public offering price plus 5.0% per annum of the initial public offering price. The number of shares subject to the option and the exercise price are subject to customary anti-dilution adjustments. Such option has not been exercised to date.

Investor’s Rights Agreement

In connection with the private placement by Telstra International in September 2010, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement.

Pursuant to the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax shall also serve on our audit committee, compensation committee and nomination and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board, and such directors also serve at our audit committee, compensation committee and nomination and corporate governance committee.

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

Registration Rights Agreement

We entered into a registration rights agreement with General Atlantic and Apax dated August 13, 2010, or the Registration Rights Agreement. Under the Registration Rights Agreement, General Atlantic and Apax have demand registration rights pursuant to which we will be required to effect the registration of all or a portion of General Atlantic’s and/or Apax’s Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million. Each of General Atlantic and Apax will be entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations). We will not be required to effect a demand registration within any six-month period following the effective date of any registration statement pertaining to Class A ordinary shares or ADSs (other than certain registration statements on Form F-4 or with respect to any employee benefit plan).

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

Related Party Loans

We did not have any related party loans outstanding and did not extend any loan to any related parties from 2011 up to the date of this report.

Other Related Party Transactions

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, provided training services to us in 2011. Mr. Mo, Shan Li and Quan Zhou are directors of Wall Street Global Training Center, Inc. Neither of Shan Li and Quan Zhou is an officer or employee of Wall Street Global Training Center, Inc. In 2011, we paid Wall Street Global Training Center, Inc. training service fees of approximately US$0.5 million. In addition, we also prepaid service fees of US$1.6 million for future services.

Stock Incentive Plan

See “Item 6. Directors, Senior Management and Employees—Compensation—Share Options.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has the discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”

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

In 2007, 2009 and 2011, we declared dividends of RMB350.0 million (US$47.9 million), RMB300.0 million (US$43.9 million) and US$154.5 million, respectively, to our shareholders. Our shareholders subsequently agreed to reduce the 2007 dividend to RMB300.0 million (US$41.1 million). Approximately US$1.7 million of these dividends currently remain unpaid, which we intend settle by the end of June 2012.

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

C. Markets

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “SFUN.” The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)	(US$)
2010 (from September 17)	23.88	15.28
2011	27.57	8.96

2010
Third Quarter	18.50	15.28
Fourth Quarter	23.88	15.58

2011
First Quarter	23.84	16.00
Second Quarter	27.57	14.96
Third Quarter	23.79	10.10
Fourth Quarter	14.84	8.96

2012
First Quarter	20.40	14.30
2011

October	13.97	8.96
November	14.33	11.12
December	14.84	12.65
2012
January	20.40	14.30
February	19.61	15.84
March	19.48	16.56
April (through April 20, 2012)	19.54	17.33

(1)	Trading prices for all periods represented through February 17, 2011 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for four Class A ordinary shares to one ADS for one Class A ordinary share effective February 18, 2011.

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

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong, including primarily Bravo Work, China Index Academy and China Home Holdings (HK) Limited. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise.

In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. Circular 124 provides details of the procedures and documentation requirements. Pursuant to Circular 124, we must submit application to and obtain approval from authorized Chinese tax bureaus to enjoy the reduced withholding tax rate for our Hong Kong-incorporated holding companies with respect to the dividends income derived from the PRC subsidiaries.

In addition, SAT released Circular 601 in October 2009. Circular 601 provides guidance for the determination of “beneficial ownership” for the purpose of claiming benefits under double taxation arrangements by treaty residents in respect of articles of dividends, royalties and interest under double taxation arrangements. Under Circular 601, a “beneficial owner” shall generally engage in “substantive business activities” which is further referred to as manufacturing, trading and management activities under Article 1 of Circular 601. Circular 601 also sets forth several factors, the existence of which generally does not provide support that the treaty resident is a “beneficial owner.” The following are two of the unfavorable factors listed in Circular 601: the treaty resident does not have or almost does not have any other business activities besides ownership of the assets or rights that generate the income; where the treaty resident is a corporation, the amount of its assets, scale of operations and number of employees is limited and does not commensurate with the amount of its income. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner” under Circular 601.

Despite the above, the New EIT Law also provides that an enterprise incorporated outside China with its “de facto management bodies” located within mainland China should be considered a PRC resident enterprise and therefore be subject to enterprise income tax on its worldwide income at the rate of 25.0%.

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

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Therefore, if we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that dividends we derive through our Hong Kong subsidiaries from our PRC subsidiaries would be tax exempt income under the New EIT Law if our Hong Kong subsidiaries are also deemed to be “resident enterprises.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends declared to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

Although the New EIT Law has been effective for more than four years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends declared by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.

Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued Notice 75. To further clarify and simplify the implementation of Notice 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 19, effective on July 1, 2011. Under Notice 75 and Notice 19, PRC residents, whether natural or legal persons, must register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE afterwards upon the occurrence of certain material capital changes. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore entities that have made onshore investments in China in the past are required to complete the relevant registration procedures with local SAFE branches. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from offshore entities, such as inbound investments or shareholders loans, or capital outflow to offshore entities, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE has further clarified that the term “PRC residents” as used under Notice 75 refers to those who (i) have permanent residence in mainland China or will return to mainland China for permanent residence after temporary leave due to traveling, education, medical treatment, working, request for residence, and other reasons; (ii) hold “domestic-funding interests” in domestic entities; or (iii) are the ultimate holders of “foreign-fund interests” that have been converted from “domestic-funding interests.”

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

PRC Taxation

PRC Taxation Relating to Us and Our Corporate Group

We are a holding company incorporated in the Cayman Islands. We hold our equity interests in our subsidiaries in the PRC primarily through our subsidiary holding companies incorporated in Hong Kong. Our business operations are principally conducted through the consolidated controlled entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC resident enterprise to non-PRC resident enterprise shareholders, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable tax treaties that reduce such rate. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. Accordingly, any dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries will likely be subject to a withholding tax at the rate of 5.0% under the Avoidance of Double Taxation Arrangement.

Pursuant to Circular 124, however, we must submit an application to and obtain approval from authorized Chinese tax bureaus to be able to claim the benefits of the Avoidance of Double Taxation Arrangement. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to relevant Chinese tax authorities together with relevant supporting documentation. Therefore, we must submit an application to and obtain approval from authorized Chinese tax bureaus to enjoy of the reduced withholding tax for our Hong Kong-incorporated holding companies with respect to dividend income derived from our PRC subsidiaries.

In addition, in October 2009, SAT further issued Circular 601. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries cannot be considered a “beneficial owner” under Circular 601.

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

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Consequently, we may be deemed to be a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interest it directly owns in another resident enterprise. Therefore, it is possible that the dividends we receive from our PRC subsidiaries would be tax-exempt income under the New EIT Law if our Company or our subsidiary holding companies through which we hold our equity interests in our PRC subsidiaries are deemed to be “resident enterprises.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0%, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

Although the New EIT Law and its implementing rules have been effective for several years, significant uncertainties still exist with respect to the interpretation of the New EIT Law and its implementing rules. Any increase in the enterprise income tax rate applicable to us, the imposition of PRC income tax on our global income or the imposition of withholding tax on dividends distributed by our subsidiaries to us could have a material adverse effect on our business, financial condition and results of operations.

In April 2010, SAT announced Circular 157 stating that enterprises recognized as “high and new technology enterprises” and eligible for the grand-fathering treatments such as continuing their tax holiday under Circular 39 may choose (i) the reduced tax rate of 15.0% applicable to “high and new technology enterprises” or (ii) the remaining tax holiday based on the tax rates in the grandfather period as stated in Circular 39. They are not allowed to enjoy their remaining tax holiday based on the preferential tax rate for “high and new technology enterprises” of 15.0%. Circular 157 applies retroactively from January 1, 2008.

SouFun Network, Beijing Technology and Beijing JTX Technology each enjoy a “three-year exemption, three-year 50% reduction” holiday as “high and new technology enterprises” registered in the Zhongguancun Science Park. Pursuant to Circular 157, the income tax rates we initially used in our audited consolidated financial statements for SouFun Network, Beijing Technology and Beijing JTX Technology were 10.0%, 10.0% and 0% for 2009, respectively, and 11.0%, 11.0% and 11.0% for 2010, respectively, instead of 7.5%, 7.5% and 0% for 2009, respectively, and 7.5%, 7.5% and 7.5% for 2010, respectively. As we believe Circular 157 is similar to a change in tax law and should be retroactive from January 1, 2008, an additional tax expense of US$7.5 million was recognized in 2010 to account for the cumulative effect of Circular 157 for the two years ended December 31, 2010. This additional tax expense consisted of current income tax expense of US$4.8 million and deferred tax expense of US$2.7 million.

SAT has recently informally confirmed that Circular 157 does not apply to high and new technology enterprises registered in the Zhongguancun Science Park because they enjoy a “three-year exemption, three-year 50% reduction” holiday which is different from the two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39. Thus, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology are changed to 7.5%, 7.5%, 0%, respectively, for 2009 and 7.5%, 7.5%, 7.5%, respectively, for both 2010 and 2011, instead of 10%, 10%, 0%, respectively, for 2009 , 11%, 11%, 11%, respectively, for 2010 and 12%, 12%,12%, respectively, for 2011, which had initially been applied in our audited financial statements previously. Therefore, the cumulative impact regarding the updated status of Circular 157 has been reflected in the financial statements for the year ended December 31, 2011. A tax expense of US$7.5 million was reversed in 2011 for the cumulative effect of unnecessary application of Circular 157 during 2009 and 2010. The reversed tax expense consists of current income tax expense of US4.8 million and deferred tax expense of US$2.7 million.

PRC Taxation Relating to Our Overseas Shareholders

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or our offshore subsidiary holding companies through which we indirectly hold our equity interests in our PRC subsidiaries are considered to be PRC resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at the rate up to 10.0% unless a reduced rate is provided under the applicable double tax treaty. See “Item 3. Key Information—Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax). This discussion also does not address any state, local or non-U.S. tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	certain former citizens or long-term residents of the United States;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

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

If a partnership or other flow-through entity holds ordinary shares or ADSs, the tax treatment of a partner or other owner will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A holder of ordinary shares or ADSs that is a partnership or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.

ADSs. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on Ordinary Shares or ADSs. We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs in the foreseeable future. See “Item 8. Financial Information—Dividend Policy.”

Subject to the passive foreign investment company, or PFIC, discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs are generally treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. If you are a non-corporate U.S. Holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions paid before January 1, 2013 on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate (generally 15.0%) as long as our ADSs continue to be readily tradable on the New York Stock Exchange. Based on existing guidance, it is not clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares are not themselves listed on a U.S. exchange. Unless legislation to the contrary is enacted, dividends paid on or after January 1, 2013 will be taxed at ordinary income rates. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See “Item 3. Key Information—Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. holders, as “general category income” for foreign tax credit limitation purposes. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see “Item 3. Key Information—Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” the income tax treaty between the United States and the PRC may apply to treat such gains as arising from sources within China for foreign tax credit limitation purposes. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

Status as a PFIC. If we are a PFIC in any taxable year in which you hold ordinary shares or ADSs, you will generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares or ADSs. Distributions in respect of your ordinary shares or ADSs during a taxable year will generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares or ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on excess distributions or any gain, (1) the excess distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we first became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the excess distribution or gain that is allocated to such period. In addition, if we are a PFIC or were in the year prior to a distribution, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “United States Federal Income Taxation—U.S. Holders— Dividends on Ordinary Shares or ADSs” section above.

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

We operate an active online real estate and home furnishing and improvement Internet portal in China and do not believe we were a PFIC for our 2011 taxable year or that we are likely to become one in any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Despite our expectations, there can be no assurance that we will not be a PFIC in any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with us.

If we are a PFIC in any year, as a U.S. holder, you may be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs. In addition, recently enacted legislation will require you, as a U.S. holder, to file an annual information return containing such information as the Secretary of the Treasury may require. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. As a result, if we are a PFIC in any year so long as the ADSs are and remain “marketable,” you will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any income resulting from this election and any gain realized on a sale of such stock will generally be taxed at ordinary income rates and will not be eligible for the reduced rates of tax applicable to qualified dividend income or long-term capital gain. Any ordinary losses will be limited to the extent of the amount, if any, of previously included income as a result of the mark-to-market election, reduced by such losses recognized in prior years. Your basis in the ADSs will be adjusted to reflect any such income or loss. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable year as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, if you are an individual, estate or trust and whose income exceeds certain thresholds, you will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from, the sale or other taxable disposition of, your ordinary shares or ADSs, subject to certain limitations and exceptions.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%, which such rate is scheduled to increase to 31% for payments made on or after January 1, 2013). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9 or applicable IRS Form W-8. Any amounts withheld from payments to you under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

You may be required to report information with respect to your ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. In general, if you hold specified “foreign financial assets” (which generally would include ordinary shares or ADSs) with an aggregate value exceeding $50,000, you will be required to report information about those assets on new IRS Form 8938, which must be attached to your annual income tax return. Higher asset thresholds apply if you file a joint tax return or reside abroad. If you fail to report required information, you could become subject to substantial penalties. These disclosure requirements are effective for taxable years beginning after March 18, 2010 (which, for a U.S. individual taxpayer who has a calendar taxable year, would include the taxable year ending December 31, 2011). You should consult your own tax advisor regarding your obligation to file new IRS Form 8938.

You should consult your own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-169170), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-169176) with respect to our ADSs, as amended. We have also filed with the SEC a Form S-8 (File Number 333-173157) with respect to our ADSs, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

I. Subsidiary Information

Not applicable.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2009, 2010 and 2011, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

Interest Rate Risk

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets and liabilities are predominately denominated in Renminbi and U.S. dollars. Our financial assets consist primarily of cash deposits with fixed interest rates and receivables. Therefore, our exposure to interest rate risks has been insignificant.

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$2.5 million, US$3.3 million and US$6.6 million lower for the years ended December 31, 2009, 2010 and 2011, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2009, 2010 and 2011. We generally do not require collateral for accounts receivable.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

We completed our initial public offering of 2,933,238 ordinary shares, in the form of ADSs, at a price of US$10.625 per ADS, in September 2010, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. (The aforementioned offering price has been retroactively adjusted to reflect the adjustment of our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share effective on February 18, 2011.) The aggregate price of the offering amount registered and sold was US$124.7 million, of which we received net proceeds of US$9.8 million after deduction of underwriting discounts and commissions paid by us. As of March 31, 2012, we had spent all of the net proceeds, including US$5.0 million used to invest in the shares of Syswin Inc. (a primary real estate service provider in China listed on the NYSE, ticker symbol “SYSW”), approximately US$2.8 million used to pay for our initial public offering expenses and the rest used for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As previously reported in our Annual Report on Form 20-F for the year ended December 31, 2010, our chief executive officer and our chief financial officer had concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective based on the following reason. In connection with the audit of our financial statements for the year ended December 31, 2010, our independent registered public accounting firm, Ernst & Young Hua Ming identified the following as a material weakness involving internal control over financial reporting: we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The following specific remedial actions were initiated and completed during our most recent fiscal year to address the material weakness in our internal control over financial reporting:

•	Hiring additional technical accounting personnel to address our complex accounting and financial reporting requirements;

•	Assessing and enhancing the technical accounting capabilities at our subsidiaries to strengthen our accounting personnel’s knowledge, skills, and training; and

•	Conducting training sessions for accounting personnel to improve their familiarity with U.S. GAAP, including any recent accounting pronouncements;

As a result of these remedial actions, we believe that the material weakness identified above have been remediated. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Other than as described above, management does not believe that there have been any other changes in our internal control over financial reporting during our most recent fiscal quarter, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sam Hanhui Sun is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Section 303A and Rule  10A-3 promulgated under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief financial officer and the chief operations officer. This code is publicly available on our website at ir.soufun.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2010 and December 31, 2011:

	2010	2011
	(U.S. dollars in thousands)
Audit fees(1)	1,220	928
Tax Fees(2)	50	55
Total	1,270	983

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for the SEC or other regulatory filings.

(2)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

During the 12-month periods ended December 31, 2010 and December 31, 2011, our auditors were not engaged to perform any services that are defined as audited related services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our auditor. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the audit committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The audit committee may also pre-approve additional services on a case-by-case basis.

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

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings.

•	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this annual report:

Exhibit No.	Description of Exhibit

1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.1	Specimen ordinary share certificate (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.2	Specimen American depositary receipt (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.3	Form of Deposit Agreement (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

4.1	Shareholders’ Agreement, dated August 31, 2006 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.2	Stock Related Award Incentive Plan of 1999 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.3	2010 Stock Incentive Plan (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.4	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.5	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.6	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.7	Form of Employment Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.8	Form of Indemnification Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.10	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.10.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.11	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.11.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.12	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.12.1*	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.13	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.13.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.14	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.14.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited.

4.15	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.15.1*	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited.

4.16	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.16.1*	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.17	Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.18	Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.19	Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.20	Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.21	Purchase and Sale Agreement between Sahn Eagle LLC and SouFun Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on June 10, 2011).

4.22*	Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel between Beijing Hengxinjiahua Investment Consultancy Limited and Beijing Li Tian Rong Ze Technology Development Co., Ltd..

8.1*	List of Subsidiaries and Consolidated Affiliated Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of Ernst & Young Hua Ming

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman

Date: April 26, 2012

SOUFUN HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming

Shenzhen, the People’s Republic of China

April 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of SouFun Holdings Limited

We have audited SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SouFun Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SouFun Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SouFun Holdings Limited as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of SouFun Holdings Limited and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming

Shenzhen, the People’s Republic of China

April 25, 2012

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States dollar (“US$”), except for number of shares)

		As of December 31,
	Notes	2010	2011
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		171,520	150,414
Restricted cash, current	10	—	35,814
Short-term investments	4	62,412	8,592
Accounts receivable (net of allowance of US$7,277 and US$9,217 as of December 31, 2010 and 2011, respectively)	5	22,353	27,697
Prepayments and other current assets	6	10,543	9,695
Loans receivable	7	10,570	26,143
Amounts due from related parties	16	—	1,595
Deferred tax assets, current	14	2,129	1,602

Total current assets		279,527	261,552

Non-current assets:
Property and equipment, net	8	7,549	68,064
Restricted cash, non-current	10	—	247,631
Deferred tax assets, non-current	14	619	1,407
Deposit for non-current assets	9	4,600	—
Other non-current assets		1,472	1,717

Total non-current assets		14,240	318,819

Total assets		293,767	580,371

The accompanying notes are an integral part of the consolidated financial statements

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States dollar (“US$”) except for number of shares)

		As of December 31,
	Notes	2010	2011
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	10	3,600	255,570
Deferred revenue		56,968	73,620
Accrued expenses and other liabilities	11	46,349	52,490
Dividend payable	12	39,635	51,969
Income tax payable	14	14,329	16,158

Total current liabilities		160,881	449,807

Deferred tax liabilities, non-current	14	10,219	38,581

Total non-current liabilities		10,219	38,581

Total liabilities		171,100	488,388

Commitments and contingencies	18

Shareholders’ equity:
Class A and Class B ordinary shares (par value of HK$ 1 per share; 600,000,000 shares authorized; 76,065,755 (Class A - 50,767,426 and Class B - 25,298,329) with par value of US$9,764 (Class A – US$6,517 and Class B – US$3,247) and 78,150,568 (Class A - 53,813,918 and Class B - 24,336,650) with par value of US$10,032 (Class A – US$6,908 and Class B – US$3,124) shares issued and outstanding as at December 31, 2010 and 2011)	13	9,764	10,032
Additional paid-in capital		39,399	49,838
Accumulated other comprehensive income		10,293	21,853
Retained earnings		63,108	10,185

Total SouFun Holdings Limited’s equity		122,564	91,908
Noncontrolling interests		103	75

Total shareholders’ equity		122,667	91,983

Total liabilities and shareholders’ equity		293,767	580,371

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (continued)

(Amounts in thousands of United States dollar (“US$”), except for number of shares and per share data)

		For the Year Ended December 31,
	Notes	2009	2010	2011
		US$	US$	US$

Revenues
Marketing services		102,367	167,711	246,634
Listing services		17,559	40,355	67,125
E-commerce services		—	—	1,657
Other value-added services		1,745	3,001	28,410
Other value-added products		5,378	13,423	—

Total revenues		127,049	224,490	343,826

Cost of revenues
Cost of services		(26,484)	(49,120)	(66,571)
Cost of other value-added products		(4,863)	(12,891)	—

Total cost of revenues		(31,347)	(62,011)	(66,571)

Gross profit		95,702	162,479	277,255

Operating expenses:
Selling expenses		(25,186)	(42,512)	(67,207)
General and administrative expenses		(22,176)	(41,547)	(70,891)

Operating income		48,340	78,420	139,157

Foreign exchange (loss) income		(59)	(462)	1
Interest income (including related party amount of US$85, US$305 and nil for the years ended December 31, 2009, 2010 and 2011, respectively)		1,205	2,390	10,483
Interest expenses		—	—	(2,746)
Realized gain—trading securities	4	195	282	263
Government grants		730	740	1,399
Other-than-temporary impairment on available-for-sale securities	4	—	—	(4,343)

Income before income taxes and noncontrolling interests		50,411	81,370	144,214

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (continued)

(Amounts in thousands of United States dollar (“US$”), except for number of shares and per share data)

		For the Year Ended December 31,
		2009	2010	2011
		US$	US$	US$

Income tax benefits (expenses)	14	2,199	(18,222)	(42,617)

Net income		52,610	63,148	101,597

Net (loss) income attributable to noncontrolling interests		(42)	40	(28)
Net income attributable to SouFun Holdings Limited’s shareholders		52,652	63,108	101,625

Earnings per share for Class A and Class B ordinary shares
Basic	20	0.71	0.85	1.33
Diluted	20	0.68	0.79	1.24

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	20	73,986,129	74,683,593	76,492,272
Diluted	20	77,418,960	80,220,633	82,215,832

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States dollar (“US$”))

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	52,610	63,148	101,597
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	4,140	5,075	7,170
Depreciation of property and equipment	1,213	2,378	4,100
Deferred tax expenses (benefits)	(7,860)	2,601	27,680
Bad debts provision	4,430	6,775	16,368
Unrealized foreign exchange loss	41	483	—
Other-than-temporary impairment on available-for-sale securities	—	—	4,343

Changes in operating assets and liabilities:
Accounts receivable	(7,053)	(14,608)	(19,817)
Inventories	(4,390)	4,559	—
Prepayments and other current assets	(551)	(8,425)	1,602
Other non-current assets	(52)	(896)	(172)
Accrued expenses and other liabilities	7,912	7,987	381
Deferred revenue	12,821	26,399	12,264
Income tax payable	2,705	11,034	1,363
Amount due from related parties	—	—	(1,595)

Net cash generated from operating activities	65,966	106,510	155,284

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(35,864)	(89,495)	(204,173)
Acquisition of trading securities	—	(7,550)	—
Acquisition of available-for-sale security	—	(5,000)	—
Loans to third parties	—	(10,508)	(14,800)
Proceeds received from maturity of trading securities	—	—	7,550
Proceeds received from maturity of fixed-rate time deposits	32,204	68,892	250,816
Acquisition of property and equipment	(1,642)	(5,630)	(60,115)
Proceeds from disposal of property and equipment	107	147	491
Deposits for purchase of non-current assets	—	(4,600)	—
Change in amount due from related parties	(6,839)	7,648	—

Net cash used in investing activities	(12,034)	(46,096)	(20,231)

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States dollar (“US$”)

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares and vested options	(548)	—	—
Proceeds from exercise of share options	—	310	5,981
Proceeds from initial public offering	—	10,494	—
Proceeds from short-term loans	—	3,600	255,570
Repayment of short-term loan	—	—	(3,600)
Payment of dividends	(24,241)	—	(142,214)
Restricted cash	—	—	(277,320)

Net cash (used in) generated from financing activities	(24,789)	14,404	(161,583)

Exchange rate effect on cash and cash equivalents	74	4,463	5,424

Net increase (decrease) in cash and cash equivalents	29,217	79,281	(21,106)

Cash and cash equivalents at beginning of year	63,022	92,239	171,520

Cash and cash equivalents at end of year	92,239	171,520	150,414

Supplemental schedule of cash flow information
Income tax paid	1,657	3,955	10,629
Interest paid	—	—	2,224
Acquisition of property and equipment through utilization of deposits	52	—	4,600
Non-monetary exchange of services for prepaid cards	9,252	13,739	—

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollar (“US$”) except for number of shares)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficits)	Noncontrolling Interests	Total Equity
Balance as of December 31, 2008	74,020,217	9,501	35,707	5,582	(37,507)	105	13,388

Comprehensive income
Net income for the year	—	—	—	—	52,652	(42)	52,610
Foreign currency translation adjustments	—	—	—	88	—	—	88

Total comprehensive income							52,698
Share-based compensation	—	—	2,898	—	—	—	2,898
Repurchase of ordinary shares	(88,000)	(12)	—	—	(429)	—	(441)
Repurchase of vested options	—	—	(107)	—	—	—	(107)
Dividend declared	—	—	(29,219)	—	(14,716)	—	(43,935)

Balance as of December 31, 2009	73,932,217	9,489	9,279	5,670	—	63	24,501

Comprehensive income
Net income for the year	—	—	—	—	63,108	40	63,148
Foreign currency translation adjustments	—	—	—	5,344	—	—	5,344
Unrealized losses on available-for-sale security	—	—	—	(721)	—	—	(721)

Total comprehensive income							67,771
Share-based compensation	—	—	16,204	—	—	—	16,204
Initial public offering of ordinary shares	987,656	127	10,367	—	—	—	10,494
Exercise of share options	1,145,882	148	160	—	—	—	308
Effect on fixed exchange rate of dividends to shareholders	—	—	3,389	—	—	—	3,389

Balance as of December 31, 2010	76,065,755	9,764	39,399	10,293	63,108	103	122,667

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollar (“US$”) except for number of shares)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficits)	Noncontrolling Interests	Total Equity
Balance as of December 31, 2010	76,065,755	9,764	39,399	10,293	63,108	103	122,667
Comprehensive income
Net income for the year	—	—	—	—	101,625		101,597
Foreign currency translation adjustments	—	—	—	10,839	—	(28)	10,839
Reclassification adjustment for loss included in net income	—	—	—	721	—	—	721

Total comprehensive income							113,157
Share-based compensation	—	—	7,170	—	—	—	7,170
Issuance of ordinary shares (Note 15)	704	—	6	—	—	—	6
Exercise of share options	2,084,109	268	3,263	—	—	—	3,531
Dividends declared	—	—	—	—	(154,548)	—	(154,548)

Balance as of December 31, 2011	78,150,568	10,032	49,838	21,853	10,185	75	91,983

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as SouFun.com Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries (the “WOFEs”) and entities controlled through contractual arrangements (the “PRC Domestic Entities”). The Company, its subsidiaries and PRC Domestic Entities are collectively referred to as the “Group”.

The Group is principally engaged in the provision of marketing services, listing services, other value-added services and products and e-commerce services to the real estate and home furnishing industries in the People’s Republic of China (the “PRC”). Details of the Company’s subsidiaries and PRC Domestic Entities as of December 31, 2011 are as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Selovo Investments Limited (“Selovo”)	August 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding

Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding

China Index Academy Limited (formerly known as “Max Impact”)	October 26, 2007	Hong Kong	100%	Investment holding

Bravo Work Investments limited (“Bravo Work”)	October 29, 2007	Hong Kong	100%	Investment holding

SouFun International Limited (formerly known as “China Index”)	August 7, 2000	Hong Kong	100%	Investment holding

China Home Holdings Limited (“China Home”)	April 16, 2010	Cayman Islands	100%	Investment holding

China Home Holdings (BVI) Limited (“China Home(BVI)”)	April 16, 2010	BVI	100%	Investment holding

China Home Holdings (HK) Limited (“China Home(HK)”)	May 12, 2010	Hong Kong	100%	Investment holding

China Real Estate Agent University (“China Real Estate”)	May 12, 2010	Hong Kong	100%	Investment holding

Wall Street Index Research Center LLC (“Wall Street”)	November 1, 2011	New York	100%	Investment holding

China Property Holdings Limited (“China Property”)	April 26, 2011	Cayman Islands	100%	Investment holding

China Property Holdings (BVI) Limited (“China Property(BVI)”)	April 26, 2011	BVI	100%	Investment holding

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	100%	Investment holding

Best Scholar Holdings Limited (“Best Scholar”)	July 1, 2011	BVI	100%	Investment holding

Best Scholar Holdings (Delaware) Limited (“Best Scholar (Delaware)”)	March 3, 2011	Delaware	100%	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	New York	100%	Investment holding

Sou You Tian Xia Holdings Limited (“Sou You Tian Xia”)	August 31, 2011	Cayman Islands	100%	Investment holding

Sou You Tian Xia Holdings (BVI) Limited (“Sou You Tian Xia (BVI)”)	August 31, 2011	BVI	100%	Investment holding

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Sou You Tian Xia Holdings (HK) Limited (“Sou You Tian Xia (HK)”)	September 28, 2011	Hong Kong	100%	Investment holding

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“BeijingTuoShi)	March 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Shang Li Nian Network Technology Co., Ltd (“Beijing Jia Shang”)	June 9, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd., (“Beijing Hong An”)	January 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Information Consultancy Co., Ltd (“Beijing Information”)	August 5, 1999	PRC	90%	Provision of technology and information consultancy services

Shanghai SouFun Information Co., Ltd (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services

SouFun Information (Shenzhen) Co., Ltd (“SouFun Shenzhen”)	June 23, 2000	PRC	100%	Provision of technology and information consultancy services

SouFun Information (Tianjin) Co Ltd (“SouFun Tianjin”)	March 2, 2001	PRC	100%	Provision of technology and information consultancy services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

SouFun.Information (Guangzhou) Co. Ltd, (“SouFun Guangzhou”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services, listing services and e-commerce services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services and products

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd., (“Shanghai JBT Advertising”)	July 7, 2005	PRC	Nil	Provision of marketing services and listing services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services and products

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services

Tianjin Xin Rui Jia Tian Xia Advertising Co., Ltd. (“Tianjin Xin Rui”)	September 1, 2009	PRC	Nil	Provision of marketing services and listing services

Beijing Li Tian Rong Ze Technology Development Co., Ltd., (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd., (“Beijing YiRanJuKe”)	September 10, 2011	PRC	Nil	Provision of marketing services and listing services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Group operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities. The equity interests of the PRC Domestic Entities are legally held directly by Tianquan Vincent Mo, Director of the Company, and Jiangong Dai, President of the Company. The effective control of the PRC Domestic Entities is held by three of the WOFEs, namely SouFun Network, SouFun Media and Beijing Hong An, through a series of standardized contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities (hereafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, “Consolidation: Overall”.

The following is a summary of the standardized Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The Company, through the “WOFEs”, provides the following exclusive technical services to the PRC Domestic Entities: i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and ii) technical information technology system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Operating Agreements

Pursuant to the operating agreements, the PRC Domestic Entities will appoint or remove their directors and executive officers base on instruction from the WOFEs. In addition, the WOFEs possess the rights to control the daily operation and to make management decisions for the PRC Domestic Entities. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Equity Pledge Agreements, Shareholders Proxy Agreements, and Exclusive Call Option Agreements

The legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WOFEs. The legal shareholders entrusted the WOFEs their rights to attend shareholders’ meetings and cast votes. The agreements will continue unless terminated upon written consents by the WOFEs or their designated legal persons. The agreements are effective for 10 years and can be extended at the sole discretion of the WOFEs.

The Company has the exclusive right to acquire from the legal shareholders their entire respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The agreements have a term of ten years and can be extended indefinitely at the sole discretion of the WOFEs.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Equity Pledge Agreements, Shareholders Proxy Agreements, and Exclusive Call Option Agreements (continued)

Each Domestic PRC Entity and its legal shareholders have also agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the Domestic PRC Entity without prior written consent from the WOFEs. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to pay the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities when permitted by applicable PRC laws and regulations. The agreements are effective for 10 years and will be automatically extended indefinitely until the legal shareholders transfer the equity of the PRC Domestic Entities to the WOFEs.

Supplementary Agreements

In addition to the above contractual agreements, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the WOFEs, the PRC Domestic Entities and their shareholders. While this supplementary agreement was signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. All provisions in the Supplementary Agreements have been incorporated into the standardized contractual agreements signed subsequent to March 2010. Pursuant to the supplementary agreement:

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

Supplementary Agreements

With the above agreements, the three WOFEs demonstrate their ability to control the PRC Domestic Entities, through the WOFEs’ right to all the residual benefits of the PRC Domestic Entities and the WOFEs’ obligation to fund losses of the PRC Domestic Entities. As a result, the three WOFEs have been determined to be the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation SX-3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes relating to service fees charged by the WOFEs are recorded as cost of services.

The carrying amounts of the assets, liabilities and the results of operations of the PRC Domestic Entities included in the Company’s consolidated balance sheets and statements of income are as follows:

	As of December 31,
	2010	2011
	US$	US$
Total assets	180,122	364,285
Current	175,973	111,548
Non-current	4,149	252,737

Total liabilities	64,520	180,218
Current	54,301	180,218
Non-current	10,219	—

Net assets	115,602	184,067

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Total revenues	72,829	129,448	124,027
Net income	28,012	58,978	32,961

As of December 31, 2011, there was no pledge or collateralization of the assets of the PRC Domestic Entities and the Company has not provided any financial support that it was not previously contractually required to provide to the PRC Domestic Entities. There were no assets of the PRC Domestic Entities that can only be used to settle their own obligations. Creditors of the PRC Domestic Entities have no recourse to the general credit of their respective primary beneficiary.

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

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern.

The Group’s working capital deficiency as of December 31, 2011 was US$188,255. This was primarily caused by bank borrowings of US$205,670 being classified as current liabilities as they are repayable on demand, whilst cash deposits of US$247,631 that were pledged with the respective banks being classified as non-current assets as they have terms of more than one year. As such, continued operation of the Group is dependent upon the Group’s ability to raise additional capital, obtain financing or to improve future operations. The Group believes that the following factor would provide sufficient liquidity to finance the Group’s anticipated working capital and capital expenditure requirements for the next twelve months.

•

The Group obtained written confirmations from the respective banks that the cash deposits pledged for the bank borrowings will be released at any time the loans are required to be settled by the Company; and

•	The Group’s continuous net cash inflows from operating activities.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations in the next twelve months. As a result, management believes it is appropriate to prepare these consolidated financial statements on the basis that the Company will continue as a going concern and thus these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might have been necessary should the Company not be able to continue in existence as a going concern.

Use of Estimate

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, fair value of the trading and available-for-sale securities and uncertain income tax positions. Actual results could materially differ from those estimates.

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

Foreign Currency Translation and Transactions

The functional currency of the Company and its overseas subsidiaries, including Selovo, Pendiary, Max Impact, Bravo Work, China Index, China Home, China Home (BVI) Limited, China Home (HK) Limited, and China Real estate, Wall Street, China Property, China Property (BVI), HK Property, Best Scholar, Best Scholar (Delaware), Best Work, Sou You Tian Xia, Sou You Tian Xia (BVI) and Sou You Tian Xia (HK) is the United States dollar (“US$”). The Company’s PRC subsidiaries and PRC Domestic Entities determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The Company uses US$ as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.

The assets and liabilities of the Company’s PRC subsidiaries and PRC Domestic Entities are translated into US$ at the exchange rates prevailing at the balance sheet date. The consolidated statements of income of these entities are translated into US$ at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

For the purpose of the consolidated statements of cash flows, cash flows of the Company’s PRC subsidiaries and PRC Domestic Entities are translated into US$ at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into US$ at the weighted average exchange rates for the year.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions with original maturity of 90 days or less at the date of purchase which are unrestricted as to withdrawal and use. In addition, all highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term Investments

All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value. The Company accounts for its investments in accordance with ASC 320-10, “Investments-Debt and Equity Securities: Overall”. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of income.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary. Impairment loss of nil, nil and US$4,343 was recognized for the years ended December 31, 2009, 2010 and 2011 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or 5 years	—
Building	12 years	—

Land is stated at cost and is not depreciated.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of income.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recognized for any of the years presented.

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amounts due from related parties, short-term investments, including trading and available-for-sale securities, and short-term loans. As of December 31, 2010 and 2011, the carrying values of these financial instruments, other than the trading and available-for-sale securities, approximated their fair values due to the short-term maturity of these instruments. The trading and available-for-sale securities were recorded at fair value at each reporting date.

The Group applies ASC 820-10, “Fair Value Measurements and Disclosures: Overall”, in measuring fair value. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

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

Fair Value of Financial Instruments (continued)

In accordance with ASC 820-10, the Company measures its trading securities at fair value using a model utilizing market direct observable inputs, such as historical volatility and risk-free interest rate. The Company measures available-for-sale securities using quoted prices from the active market.

Assets measured at fair value on a recurring basis as of December 31, 2010 and 2011 are summarized below:

	Fair Value Measurement at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2011
	US$	US$	US$	US$

Available-for-sale security	657	—	—	657

	Fair Value Measurement at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2010
	US$	US$	US$	US$

Trading securities	—	7,550	—	7,550

Available-for-sale security	4,279	—	—	4,279

Revenue Recognition

Revenues are derived from online marketing services, listing services, e-commerce and other value-added services and products. Revenue for each type of service and product sales is recognized only when the following criteria are met: a) persuasive evidence of an arrangement exists; b) price is fixed or determinable; c) delivery of services has occurred; and d) collectability is reasonably assured.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

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

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of our websites and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenue is recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10, “Revenue Recognition: Overall”.

For certain arrangements, the Group provides marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time. Starting from January 1, 2011, the Group adopted Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements”. The Group adopted this guidance on a prospective basis applicable for transactions originating or materially modified after the date of adoption. This guidance changed the criteria for separating units of accounting in multiple-element arrangements and the way in which an entity is required to allocate the revenue to these units of accounting.

Prior to the adoption of ASU 2009-13, as the Company sold its marketing services over a broad price range, there was a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Accordingly, a combined unit of accounting was used pursuant to ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements”, whereby revenue was recognized ratably over the performance period of the last deliverable in the arrangement. Revenue from marketing services of US$235,860 would have been recognized in 2011 if those arrangements entered into or materially modified after the adoption of ASU 2009-13 were still being recognized on a straight-line basis over the performance period of the last deliverable.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing Services (continued)

Subsequent to the adoption of ASU 2009-13, the Group accounts for each deliverable in the arrangement as separate unit of accounting. Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based in its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the Group’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group will monitor the conditions that affect its determination of selling price for each deliverable and will reassess such estimates periodically.

For the contracts entered into prior to December 31, 2010 without material modification in 2011, the Group continued to recognize revenue on a straight-line basis over the performance period of the last deliverable.

Listing Services

Listing service revenue consist of revenues derived from both basic listing services and special listing services.

The Group’s basic or special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

1)	Basic listing services:

Basic listing services entitle the customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period as the basic listing services are being delivered.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Listing Services (continued)

2)	Special listing services:

Special listing services are multiple element arrangements comprising website listing services and other coordination of promotional themed events (“Offline Services”), such as physical forum discussion or a banquet gathering, each with the special listing as the theme, where the Group’s customers promote their products or services to a live audience. The Offline Services do not have standalone value and are always sold with special listing services. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the Offline Services. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured.

As the Offline Services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25 whereby revenue is recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

E-Commerce Services

Commencing in 2011, the Group provided e-commerce services by operating (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enables customers to make payments to third-party merchants online. The Group earns a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through the Group’s marketplace and online payment platforms.

When a customer places his or her order for home furnishing products with a third-party merchant through the Group’s marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through the Group’s online payment platform. The sales transaction is completed and the Group recognizes the commission earned as
e-commerce services revenue upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through the Group’s marketplace and online payment platforms.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Value-added Services and Products

Commencing in 2009, the Group provided marketing services to home decoration vendors in exchange for prepaid cards issued by the vendors. The significant terms of these transactions are stated in written contracts which are signed by the Group and the customers. The prepaid cards contain monetary values of varying denomination from RMB20.00 to RMB2,000.00 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. The Group sells the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845 “Nonmonetary Transactions”. In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determinable by reference to the historical cash proceeds received upon the sale of such cards to customers. The Company reassesses its fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received. The Group ceased the sale of other value-added products in 2011.

Commencing in 2011, the Group entered into arrangements with real estate developers, pursuant to which the Group charges its customers RMB5,000.00 to RMB20,000.00 in order for them to purchase specified properties from the real estate developers at a discount greater than the face value of the fees charged by the Group. The discount is either a fixed amount off or a fixed percentage to the price of the specified property value. The fees paid by customers are refundable before a purchase of the specified properties at a discount is made by the customers. Revenue is recognized by the Group when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties are recorded as deferred revenue.

The Group generates revenues from other value-added services including subscription services for access to the Group’s information database and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to the Group’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.

The Group’s business is subject to business taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of income. Business tax and related surcharges and cultural construction fees for the years ended December 31, 2009, 2010 and 2011 were US$10,870, US$17,103 and US$21,118, respectively.

All service fees and prepaid cards received in advance of the provision of services are initially recorded as deferred revenue which is subsequently recognized as revenue when the related services are performed by the Group.

Cost of Revenues

Cost of revenue consists of employee costs, business taxes and surcharges, server and bandwidth leasing fees and other direct costs incurred in providing the related services and sales of products. These costs are expensed when incurred. In addition, cost of revenue includes the 5% business tax for the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of income. For the years ended December 31, 2009, 2010 and 2011, the advertising expenses were US$1,526, US$3,666 and US$5,130, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for any of the years stated herein.

Income Taxes

The Group follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group applies ASC 740-10, “Income taxes: Overall”, to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of income as income tax expense.

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

Share-based Compensation

The Group’s employees and directors participate in the Company’s share-based award incentive plan which is more fully discussed in Note 15. The Company applies ASC 718, “Compensation-Stock Compensation” to account for its employee share-based payments. There have been no share-based payments made to non-employees for any of the years presented.

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which was not subject to performance vesting conditions. Meanwhile the Group uses the accelerated attribution method for the equity awards with performance conditions on a tranche-by-tranche basis based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation. For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

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

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Group does not expect the adoption of ASU 2011-04 will have a significant effect on its consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. ASU 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Group does not expect the adoption of ASU 2011-05 and ASU 2011-12 will have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loans receivable and amounts due from related parties. As of December 31, 2011, substantially all of the Group’s cash were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Loans receivable are typically secured by pledged assets or third-party guarantees and for a term of one year or less. The risk with respect to loans receivable is mitigated by credit evaluations the Group performs on the borrowers and its ongoing monitoring of outstanding balances.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of Customers

There are no revenues from customers which individually represent greater than 10% of the total revenue for the years ended December 31, 2009, 2010 and 2011.

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

Current Vulnerability Due to Certain Other Concentrations (continued)

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

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In addition, PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC. Currently, the Group conducts its operations in the PRC through contractual arrangements entered into between the WOFESs and PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations. In the opinion of management, the likelihood of penalties in respect of the Group’s current operations through contractual arrangements entered into between the WOFEs and PRC Domestic Entities is remote based on current facts and circumstances.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	As of December 31,
	2010	2011
	US$	US$
Fixed-rate time deposits	50,583	7,935
Trading securities
—Adjustable-rate investments	7,550	—
Available-for-sale securities
—Equity securities	4,279	657

	62,412	8,592

As of December 31, 2010 and 2011, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

As of December 31, 2010, the Group held adjustable-rate investments that were classified as trading securities. During the year ended December 31, 2011, the trading securities were disposed for US$7,813 and a gain of US$263 was recognized in the consolidated statements of income.

Interest income on the fixed-rate time deposits and the adjustable-rate investments of US$272, US$1,133 and US$2,300 was recognized for the years ended December 31, 2009, 2010 and 2011, respectively, in the consolidated statements of income.

On November 4, 2010, the Group acquired 714,285 ADSs of Syswin Corporation, a US listed company, at a consideration of US$5,000. The investment constituted a 1.01% ownership in Syswin Corporation and was classified as an available-for-sale security. During the year ended December 31, 2011, the market price of Syswin Corporation significantly declined and an other-than-temporary impairment loss of US$4,343, including a reclassification adjustment of US$721 from other comprehensive loss recognized in 2010, was recorded in the consolidated statement of income. As a result, the new cost base of the available-for-sale security was US$657 as of December 31, 2011.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS (continued)

The following is a summary of the available-for-sale securities:

	Available-for-sale securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2011
—Equity securities Syswin Corporation	657	—	—	657

December 31, 2010
—Equity securities Syswin Corporation	5,000	—	(721)	4,279

5.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2010	2011
	US$	US$

Accounts receivable	29,630	36,914
Allowance for doubtful accounts	(7,277)	(9,217)

Accounts receivable, net	22,353	27,697

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	3,330	4,432	7,277
Additional provision charged to expenses	4,430	6,775	16,368
Write-offs	(3,332)	(4,093)	(14,795)
Foreign currency adjustment	4	163	367

Balance at end of year	4,432	7,277	9,217

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2010	2011
	US$	US$

Prepaid expenses	669	2,564
Advance to employees	238	787
Rental and other deposits	846	409
Commitment deposits	7,550	—
Interest receivables	1,001	3,327
Others	239	2,608

	10,543	9,695

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

As of December 31, 2010, commitment deposits represent a deposit of US$7,550 paid by the Company to Beijing Wei Ye Hang Real Estate Agent Company (“Wei Ye Hang”), an independent third-party, in exchange for being appointed as the exclusive online marketing and listing services provider for property development in Hainan, the PRC. The deposit was interest-free and was not secured by any collateral or security interest. The deposit was to be repaid in six months after the date of receipt of the deposit by Wei Ye Hang. Wei Ye Hang repaid the commitment deposit in full on February 1, 2011.

7.	LOANS RECEIVABLE

As of December 31, 2010, loans receivable represents the loan of US$10,570 to Beijing Pujin Finance Company (“Beijing Pujin”) for a term of six months with an interest rate of 10% per annum.

Beijing Pujin is an independent third party. The loan to Beijing Pujin was pledged by the properties of Beijing JinHuaMing Advertising Company, a third-party. The loan was subsequently renewed for another six months in June 2011 and was collected in full on January 9, 2012.

As of December 31, 2011, loans receivable represent the loans of US$11,109 and US$15,034 to Beijing Pujin and Dandong Yuanlong Villa Management Company (“Dandong Yuanlong”), respectively. The loan to Dandong Yuanlong has a term of six months with an interest rate of 10% per annum. Dandong Yuanlong is an independent third party. The loan to Dandong Yuanlong was guaranteed by a major shareholder of Dandong Yuanlong, and was subsequently collected in full on April 6, 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2010	2011
	US$	US$

Building	—	23,330
Office equipment	10,124	12,969
Motor vehicles	834	1,280
Leasehold improvement	2,259	2,675
Land	—	37,421

Total	13,217	77,675
Less: Accumulated depreciation	(5,668)	(9,611)

	7,549	68,064

Depreciation expenses, which were recorded in general and administrative expenses, amounted to US$1,213, US$2,378 and US$4,100 for the years ended December 31, 2009, 2010 and 2011, respectively.

9.	DEPOSIT FOR NON-CURRENT ASSETS

The balance as of December 31, 2010 represents an interest-free and non-refundable prepayment for the acquisition of American International Group’s (“AIG”) training center in the United States of America. The deposit of US$4,600 represents 10% of the total purchase consideration of US$46,000. The remaining balance of US$41,400 was paid in July 2011.

10.	SHORT-TERM LOANS

	December 31,
	2010	2011
	US$	US$

Short-term loans	3,600	255,570

Short-term loan outstanding as of December 31, 2010 represents the US denominated loan of US$3,600 obtained from Pioneer China Investment Holdings Limited, an independent third party, for the purchase of AIG’s training center. The loan is interest-free, has a repayment term of three months and no collateral was required to be pledged. The Company repaid the loan on March 28, 2011.

Short-term loans outstanding as of December 31, 2011 represent US$ denominated bank borrowings of US$50,000 and US$205,570 obtained from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are secured by bank deposits of US$54,056 and US$229,389 placed with the branch of the respective bank in the PRC. These pledged deposits are classified as restricted cash on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2010	2011
	US$	US$

Payroll and welfare benefit	13,758	15,424
Other taxes and surcharges payable	20,140	17,700
Accrued unrecognized tax benefits and related interest and penalties (note 14)	10,695	14,059
Amounts payable to employees	—	2,161
Others	1,756	3,146

	46,349	52,490

Other taxes and surcharges payable consists of business tax (“BT”), cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

Amounts payable to employees represent cash collections from the designated broker upon the sale of the exercised employee options on behalf of the employees.

12.	DIVIDEND PAYABLE

On August 1, 2011 and December 13, 2011, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$76,505 and US$78,043, respectively. During the years ended December 31, 2009, 2010 and 2011, the Company paid US$24,241, nil and US$142,214, respectively, to its shareholders. As of December 31, 2010 and 2011, US$39,635 and US$51,969 of the dividends declared remained unpaid, respectively. Approximately US$50,189 of the balance as of December 31, 2011 was paid in January 2012.

13.	SHAREHOLDERS’ EQUITY

ORDINARY SHARES

Upon completion of the Company’s initial public offering (“IPO”) in September 2010, the Company’s ordinary shares were converted into 50,767,426 Class A ordinary shares and 25,298,329 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 600,000,000 ordinary shares at a par value of HK$1 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by its holder. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. There were nil, nil and 1,151,679 Class B ordinary shares transferred to Class A ordinary shares during the year ended December 31, 2009, 2010 and 2011, respectively. There were nil, nil and 190,000 stock options being exercised to purchase Class B ordinary shares during the year ended December 31, 2009, 2010 and 2011, respectively.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

13.	RESTRICTED NET ASSETS (continued)

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

Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$196,991 and US$347,197 as of December 31, 2010 and 2011, respectively. Therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 are disclosed in Note 22.

14.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company, China Home, China Property and Sou You Tian Xia are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, Pendiary, Selovo, China Home (BVI), China Property(BVI), Best Scholar and Sou You Tian Xia (BVI) are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Bravo Work, Max Impact, China Index, China Home(HK), China Real Estate, HK Property and Sou You Tian Xia (HK) are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2011. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States of America

Wall Street, Best Scholar (Delaware) and Best Work are incorporated in the United States of America and do not conduct any substantive operations of their own. No provision for the United States of America income tax has been made in the financial statements as the subsidiaries in the United States of America have no assessable incomes for the three years ended December 31, 2011. In addition, no dividend distribution is expected. Thus, withholding tax, if any, will be minimal.

China

Prior to January 1, 2008, PRC enterprise income tax (EIT), was generally assessed at the rate of 33% of taxable income. However, five PRC entities of the Group including SouFunMedia, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi, obtained the certificate of High and New Technology Enterprise (“HNTE”) within the Zhongguancun Science Park (the “ZSP”) in Beijing, the PRC. Thus, SouFun Media, SouFun Network, Beijing Technology and Beijing JTX Technology were granted a reduced EIT rate of 15% as well as a tax holiday of three years, followed by three years of 50 percent reduction starting from years 2003, 2006, 2006 and 2007, respectively. Beijing Zhongzhi was granted a one-year EIT exemption for the year 2007.

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% EIT rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period is allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18%, 20%, 22%, 24% and 25% for years 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 20%, 22% and 24% for years 2009, 2010 and 2011, respectively.

On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the HNTE status under the New EIT law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

China (continued)

In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for the HNTE can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In May and June 2009, SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi obtained the new HNTE certificate with effect from January 1, 2009. As approved by the in-charge tax authority, Beijing Zhongzhi and SouFun Media are entitled to enjoy the reduced EIT rate of 15% for years 2009, 2010 and 2011. Beijing Technology, SouFun Network and Beijing JTX Technology were entitled to continue their remaining tax holiday granted under the old EIT Law.

The SAT subsequently issued Circular Guoshuihan [2010] No.157 (“Circular 157”) in April 2010 to further clarify the applicable EIT rate for entities which qualified for the HNTE status. According to Circular 157, entities which qualified for the HNTE status should elect one of the following two EIT treatments and no changes could be made once the election is made:

1) The applicable EIT rate is 15% but the remaining tax holiday should no longer be enjoyed; or

2) The remaining tax holiday could be enjoyed based on the transitional EIT rates, that is, 18%, 20%, 22% 24% and 25% for the years from 2008 to 2012.

The effective date of Circular 157 was January 1, 2008.

As a consequence of Circular 157, the company elected to apply the second EIT treatment, the applicable EIT rate for SouFun Network and Beijing Technology was 10%, 11% and 12% for years 2009, 2010 and 2011, respectively, whilst the applicable EIT rate for Beijing JTX Technology was 0%, 11% and 12% for years 2009, 2010 and 2011, respectively.

During the year ended December 31, 2011, the Beijing Municipal State Tax Bureau clarified the tax policy with the SAT in relation to the “three-year exemption, three-year 50% reduction” tax holiday that was implemented for entities which qualified for the HNTE status in the ZSP and reached a verbal agreement with the SAT that Circular 157 is not applicable to the entities registered in the ZSP. As a result, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology, the Company’s subsidiaries registered in the ZSP which qualified for the HNTE status, should be 7.5%, 7.5%, 0% for year 2009 and 7.5%, 7.5%, 7.5% for years 2010 and 2011, respectively. Accordingly, income tax expenses of US$7,500 were reversed in the year ended December 31, 2011 for the cumulative effect of unnecessarily applying Circular 157 during the years ended December 31, 2009 and 2010. The reversed tax expenses consist of current income tax expenses of US$4,800 and deferred tax expenses of US$2,700.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2011, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

Income (loss) before income taxes consists of:

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

Non-PRC	(174)	(7,053)	(18,207)
PRC	50,585	88,423	162,421

	50,411	81,370	144,214

The income tax expenses (benefits) comprised:

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

Current tax expense	5,661	15,621	14,937
Deferred tax expense (benefit)	(7,860)	2,601	27,680

	(2,199)	18,222	42,617

A reconciliation between the income tax expense (benefit) and the amount computed by applying the statutory tax rate to income before income taxes is as follows:

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

Income before income taxes	50,411	81,370	144,214

Income tax at applicable tax rate of 25%	12,603	20,342	36,054
Effect of international tax rate differences	20	445	1,522
Non-deductible expenses	2,245	3,677	7,997
Effect of tax holiday	(10,691)	(11,790)	(27,582)
Effect of tax rate changes	(9,525)	4,359	(899)
Investment basis difference in PRC Entities	1,488	863	5,207
Withholding tax	—	—	18,414
Change in valuation allowance	364	(357)	879
Unrecognized tax benefits	(165)	(170)	(499)
Changes in interest and penalties on unrecognized tax benefits	1,462	853	1,524

	(2,199)	18,222	42,617

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, is as follows:

	As of December 31,
	2009	2010	2011
	US$	US$	US$

Balance at beginning of the year	13,810	13,657	5,853
Increase related to current year tax position	—	—	1,789
Decrease relating to settlements with tax authorities	—	(8,055)	—
Decrease relating to prior year tax position	(165)	(170)	(489)
Foreign currency adjustment	12	421	286

Balance at end of year	13,657	5,853	7,439

The Group has recorded an unrecognized tax benefit, including related interest and penalties, of US$18,705, US$10,695, and US$14,059 as of December 31, 2009, 2010 and 2011, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2009, 2010 and 2011, unrecognized tax benefits of US$18,705, US$10,695, and US$14,059 respectively, would impact the effective tax rate, if recognized.

During the years ended December 31, 2009, 2010, and 2011, the Company recognized US$1,462, US$853 and US$1,524 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$4,842 and US$6,620 as of December 31, 2010, and 2011, respectively.

The Company’s PRC entities are subject to the New EIT Law since January 1, 2008. The PRC income tax returns for fiscal years 2006 through 2010 remain open for examination.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

The aggregate amount	(10,691)	(11,790)	(27,582)

The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
—Basic	0.14	0.16	0.36

—Diluted	0.14	0.15	0.34

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

The components of deferred taxes are as follows:

	For the Year Ended December 31,
	2010	2011
	US$	US$

Deferred tax assets, current portion
Accrued expenses	2,129	1,602

Total deferred tax assets, current portion	2,129	1,602

Deferred tax assets, non-current portion
Net operating losses	1,090	1,660
Less: valuation allowance	(471)	(253)

Total deferred tax assets, non-current portion	619	1,407

Deferred tax liabilities, current portion	—	—
Deferred tax liabilities, non-current portion
Investment basis in PRC entities	(10,219)	(38,581)

Deferred tax assets, current portion, net	2,129	1,602

Deferred tax assets, non-current portion, net	619	1,407

Deferred tax liabilities, current portion, net	—	—

Deferred tax liabilities, non-current portion, net	(10,219)	(38,581)

As of December 31, 2011, the Company had net operating losses from several of its PRC entities of US$7,066, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2011 will expire in years 2012 to 2016 if not utilized.

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2010, aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to their non-PRC parent companies were considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Considerations or Special Areas”. Accordingly, no deferred tax liabilities were provided for the outside basis of the PRC entities. As of December 31, 2011, aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies were not considered to be indefinitely reinvested. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. Accordingly, deferred tax liabilities amounted to US$18,414 were recognized as of December 31, 2011.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings (continued)

Deferred tax liabilities arising from the aggregate undistributed earnings of the PRC entities that are available for distribution to PRC tax resident parent companies, that is, the WOFEs, amounted to US$10,219 and US$20,167 as of December 31, 2010 and 2011, respectively.

15.	SHARE-BASED PAYMENTS

Stock related award incentive plan of 1999

On September 1, 1999, the Company’s shareholders approved the 1999 Stock Related Award Incentive Plan (the “1999 Plan”). Under the 1999 Plan, the Company may issue up to 12% of the fully diluted ordinary shares of the Company to its directors and employees. The purpose of the 1999 Plan is to provide additional incentive and motivation to its directors and employees, through an equity interest in the Company, to work towards increasing the value of the Company. The 1999 Plan provides for accelerated vesting, subject to certain conditions, if there is a change in control. The 1999 Plan has no stated expiry date.

The exercise price, vesting and other conditions of individual awards are determined by the chairman of the Company. The awards are typically subject to a 3-year to a 4-year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Company. The non-compete condition does not give rise to an in-substance service condition.

Starting from December 31, 2006, the Company awarded Special Stock Options to its employees and directors. Terms for Special Stock Options are the same as other option grants except the underlying ordinary shares to be received upon exercise of the vested options do not have any entitlement to vote. Every two Special Stock Options is exercisable into one Class A ordinary share. The Special Stock Options have been accounted for as equity awards and measured at the date on which the terms of the grant was communicated to the grantee (the “grant date”). These Special Stock Options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service. The contractual life of the Special Stock Option is ten years from the date of grant.

From 2001 to 2003, the Company granted stock options which contained an exercise price denominated in HK$. Since this denomination is neither the functional currency of the Company nor the currency in which the grantee is paid, these stock options are dual indexed to foreign exchange and the shares of the Company. Accordingly, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of income.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (continued)

As of January 1, 2010, there were 1,739,500 stock options outstanding, which are accounted for as liability awards, with a weighted average exercise price of HK$2.59 and weighted average remaining contractual term of 7.22 years. These liability awards were fully vested. In April 2010, the Company modified the exercise prices of these fully vested stock options from a range of HK$1 to HK$5 to a range of US$0.13 to US$0.64. The modification resulted in the liability awards being reclassified as equity awards, as the stock options were no longer dual indexed to the Company’s ordinary shares and foreign exchange. No additional compensation expense was recognized at the date of modification, as the modification did not result in any incremental fair value in the new equity awards granted. Share-based compensation expenses for the liability awards were US$1,242, US$325and nil for the years ended December 31, 2009, 2010 and 2011, respectively. There were no grants of liability awards during any of the years presented.

Stock related award incentive plan of 2010

On August 4, 2010, the Company’s board of directors and shareholders approved the 2010 Stock Related Award Incentive Plan (the “2010 Plan”). Under the 2010 Plan, the Company may issue up to 10% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The purpose of the 2010 Plan was to recognize and acknowledge the contributions made to the Company by eligible employees and to promote the success of the Company’s business. The 2010 Plan allows the board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Company’s board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the detail rules.

The exercise price, vesting and other conditions of individual awards are determined by the Chairman of the Company. The awards are typically subject to a 4-year service vesting condition and multiple performance conditions with a contractual life of 10 years. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (continued)

A summary of the equity award activity under the 1999 Plan and 2010 Plan for the year ended December 31, 2011 is stated below:

Options Granted to Employees	Number of Shares (*)	Weighted- Average per Share Exercise Price		Weighted- Average Grant-date Fair Value per Share		Weighted Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value

Outstanding, December 31, 2010	12,323,800	US$	6.19	US$	2.86	8.47	US$	144,080

Granted	—
Forfeited	(340,768)	US$	7.51	US$	3.35
Expired	(24,251)	US$	4.82	US$	1.86
Exercised	(2,084,109)	US$	1.60	US$	0.51		US$	29,373
Reclassified from liability awards	—

Outstanding, December 31, 2011	9,874,672	US$	7.21	US$	3.31	7.92	US$	73,010

Vested and expected to vest at December 31, 2011	9,874,672	US$	7.21	US$	3.31	7.92	US$	73,010

Exercisable at December 31, 2011	5,912,823	US$	5.22	US$	2.31	7.54	US$	72,671

*	Included both Class A and Class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as at December 31, 2011 and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2009, 2010 and 2011 was nil, US$20,342 and US$29,373, respectively.

As of December 31, 2011, there was US$14,753 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 2.18 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

During the year ended December 31, 2011, the Company issued 2,084,109 shares of common stock and received US$2,655 cash in connection with the exercise of outstanding stock options.

The fair value for the 1999 Plan was estimated using the binominal option pricing model by the Company with assistance from an external valuation firm. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factor of 1.5 is based on external consultant’s research on the early exercise behavior of employees with stock options.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (continued)

The fair value for the 2010 plan was estimated on the date of grant using the Black-Scholes option pricing model by the management. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The expected term was estimated based on the average between the vesting term and the contractual term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2009	2010	2011

Risk-free interest rate	3.39%	1.96%	—
Dividend yield	—	—	—
Expected volatility range	36.03%	50.86%	—
Weighted average expected life	6.32 years	6.35 years	—
Estimated forfeiture rate	3%	3%	—
Fair value of ordinary share	$6.73	$6.92-$10.63	—
Suboptimal exercise factor	1.5	1.5	—

Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

Cost of revenues	489	749	1,103
Selling expenses	595	1,035	1,506
General and administrative expenses	3,056	3,291	4,561

	4,140	5,075	7,170

Ordinary share payment

On May 11, 2011, the Company issued 704 ordinary shares to Digital Link Investment Limited which is owned by Mr. Shan Li, an independent director of the Company, in exchange for his services provided to the Company. Share-based compensation expense of US$6 has been determined by reference to the market value of the Company’s shares at the issuance date, and has been fully recognized as an expense upon the issuance of the ordinary shares.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Tianquan Vincent Mo	Executive chairman of the board of directors
Jiangong Dai	Chief executive officer of the Company
CNED Hengshui Zhong Cheng Wanyuan Home CO., Ltd. (“Hengshui”)	A company under the control of Mr. Tianquan Vincent Mo before December 20, 2011
Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”)	A company under the control of Mr. Tianquan Vincent Mo before December 20, 2011
Wall Street Global Training Center	A company under the control of Mr. Tianquan Vincent Mo and two other independent directors

b)	The Group had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	US$	US$	US$

Short-term interest-free loans to:
—Tianquan Vincent Mo	326	12	—
—Jiangong Dai	264	—	—
Repayment of interest-free loans by:
—Tianquan Vincent Mo	198	633	—
—Jiangong Dai	235	324	—
Short-term loan to:
—Hengshui	7,323	—	—
Repayment of short-term loan by:
—Hengshui	637	6,693	—
Interest on loan to:
—Hengshui	85	305	—
Commitment deposit paid to:
—Hengshui	—	7,342	—
—Dong Fang Xi Mei	—	2,197	—
Repayment of commitment deposit by:
—Hengshui	—	7,505	—
—Dong Fang Xi Mei	—	2,224	—
Marketing services provided to:
—Dong Fang Xi Mei	—	375	—
Advance received from:
—Hengshui	—	88	—
Training service fee paid to:
—Wall Street Global Training Center	—	—	455

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS (continued)

c)	The Group had the following related party balances as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	US$	US$

Amount due from related parties:
—Wall Street Global Training Center	—	1,595

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$5,027, US$10,083 and US$13,431, for the years ended December 31, 2009, 2010 and 2011, respectively.

18.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2011, the Group had future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year as follows:

US$

2012	8,567
2013	1,500
2014	228

10,295

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (continued)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2009, 2010 and 2011, total rental expenses for all operating leases amounted to US$4,565, US$7,327 and US$10,765 respectively.

Leasehold improvement commitment

During the year ended December 31, 2011, the Group entered into an agreement with Tianquan Vincent Mo, the executive chairman of the board of directors, to lease a building owned by him. Pursuant to the lease arrangement, the Group (i) has the right to use the building for 10 years for nil consideration and (ii) is obligated to pay for all of the contracted leasehold improvement expenses amounting to US$899 to be incurred on the building. For the year ended December 31, 2011, US$572 of the contract amount was paid by the Group and recognized as general and administrative expenses in the consolidated statements of income. The remaining balance of US$327 will be paid in year 2012.

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the PRC Domestic Entities and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with the PRC Domestic Entities are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the PRC Domestic Entities is remote based on current facts and circumstances.

Income taxes

As of December 31, 2011, the Group has recognized US$7,439 accrual for unrecognized tax benefits (note 14). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2011, the Group classified the accrual for unrecognized tax benefits as a current liability.

19.	SEGMENT REPORTING

In accordance with ASC 280-10 “Segment Reporting: Overall”, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Geographic disclosures:

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for building and land which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

20.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2009	2010		2011
	US$	US$	US$	US$	US$
		Class A	Class B	Class A	Class B

Earnings per share—basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	52,652	41,731	21,377	68,886	32,739

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	73,986,129	49,385,264	25,298,329	51,849,923	24,642,349

Denominator used for earnings per share	73,986,129	49,385,264	25,298,329	51,849,923	24,642,349
Earnings per share—basic	0.71	0.85	0.85	1.33	1.33

Earnings per share—diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—diluted	52,652	41,552	21,556	68,586	33,039

Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	—	21,556	—	33,039	—
Net income attributable to ordinary shareholders	52,652	63,108	21,556	101,625	33,039
Denominator
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	73,986,129	49,385,264	25,298,329	51,849,923	24,642,349
Conversion of Class B to Class A ordinary shares	—	25,298,329	—	24,642,349	—
Employee stock options	3,432,831	5,537,040	2,102,500	5,723,560	2,086,667

Denominator used for earnings per share	77,418,960	80,220,633	27,400,829	82,215,832	26,729,016

Earnings per share—diluted	0.68	0.79	0.79	1.24	1.24

Options to purchase 3,012,762 (exercise price of US$5 to US$10 per share), 4,021,800 (exercise price of US$10 to US$10.63 per share) and nil ordinary shares were outstanding during the year ended 2009, 2010 and 2011, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

21.	SUBSEQUENT EVENTS

Bank borrowing

On January 16, 2012, the Group entered into a borrowing agreement with a financial institution in Hong Kong for the sum of US$15,000. The bank borrowing bears an interest rate of LIBOR plus 2.7%, is repayable on demand and is secured by bank deposits of US$15,290 placed with the branch of the financial institution in the PRC.

Disposal of a subsidiary

On September 19, 2011, the Company entered into an agreement to dispose its 90% equity shareholding in Beijing Information to Beijing Chuangkai Information Consultancy Co. Ltd, the 10% noncontrolling shareholder of Beijing Information, for nil consideration. Prior to the disposal, the Company transferred all of Beijing Information’s assets and liabilities of US$198 and US$59, respectively, to another subsidiary for nil consideration. Beijing Information was dormant at the time of disposal.

Immediately upon the completion of the disposal on February 8, 2012, Beijing Information was deconsolidated from the Group. As there was no difference between the fair value of consideration received for the disposal and the carrying amounts of the assets and liabilities, no gain or loss is to be recognized in the Company’s consolidated statements of income for the year ending December 31, 2012.

Since the Company transferred all of Beijing Information’s assets and liabilities to another subsidiary prior to disposing Beijing Information, Beijing Information does not meet the definition of a discontinued operation under ASC 205, “Presentation of Financial Statements—Discontinued Operation”, as Beijing Information’s operations and cash flows have not been eliminated from the ongoing operations of the Group.

Acquisition of properties

On March 15, 2012, the Group entered into an agreement with Beijing Hengxinjilahua Investment Consultancy Limited, an independent third-party, to acquire certain commercial properties of approximately 2,913 square meters in Sanya, Hainan Province, the PRC, for a total consideration of US$13,093. The commercial properties are intended to be used for Hainan local office as well as internal training purposes. The consideration has been paid in full by the Group.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As at December 31,
	2010	2011
	US$	US$

ASSETS

Current assets:
Cash and cash equivalents	632	46,092
Short-term investments	4,279	657
Prepayments and other current assets	—	1,898
Amounts due from related party	—	1,595

Total current assets	4,911	50,242

Non-current assets:
Investment in subsidiaries and PRC
Domestic Entities	199,565	320,710

Total assets	204,476	370,952

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	3,600	29,400
Accrued expenses and other liabilities	3	19
Dividend payable	39,635	51,969
Amounts due to subsidiaries	38,674	197,656

Total liabilities	81,912	279,044

Commitments and contingencies

Shareholders’ equity:
Class A and Class B ordinary shares (par value of HK$1 per share 600,000,000 shares authorized; 76,065,755 (Class A - 50,767,426 and Class B - 25,298,329) with par value of US$9,764 (Class A – US$6,517 and Class B – US$3,247) and 78,150,568 (Class A - 53,813,918 and Class B - 24,336,650) with par value of US$10,032 (Class A – US$6,908 and Class B – US$3,124) shares issued and outstanding as at December 31, 2010 and 2011)	9,764	10,032
Additional paid-in capital	39,399	49,838
Accumulated other comprehensive income	10,293	21,853
Retained earnings	63,108	10,185

Total shareholders’ equity	122,564	91,908

Total liabilities and shareholders’ equity	204,476	370,952

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of income

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
General and administrative expenses	—	(1,127)	(1,764)

Operating loss	—	(1,127)	(1,764)
Equity in profits of subsidiaries and PRC Domestic Entities	52,693	64,715	107,732
Other than temporary impairment on available for sale securities	—	—	(4,343)
Foreign exchange loss	(41)	(480)	—

Income before income tax	52,652	63,108	101,625
Income tax expenses	—	—	—

Net income	52,652	63,108	101,625

Condensed statements of cash flows

	2009	2010	2011
	US$	US$	US$

Net cash (used in) provided by operating activities	—	(1,104)	(638)

Net cash provided by (used in) investing activities	29	(12,760)	—

Net cash provided by (used in) financing activities	—	14,384	46,098

Net increase in cash	29	520	45,460
Cash at beginning of year	83	112	632

Cash at end of year	112	632	46,092

Basis of Presentation

For the presentation of the parent company, only condensed financial information, the Company records its investment in subsidiaries and PRC Domestic Entities, which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and PRC Domestic Entities” and the subsidiaries and PRC Domestic Entities’ profit or loss as “Equity in profits or losses of subsidiaries and PRC Domestic Entities” on the condensed statements of income. The parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.