Form 20-F/A
period 2011-12-31
SouFun Holdings Ltd
filed 2012-12-04
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

We are filing this Amendment No. 3 to our annual report on Form 20-F for the year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 26, 2012 and amended on April 30, 2012 and November 8, 2012, to reflect the following amendments:

(i)	ITEM 6 - Directors, Senior Management and Employees

a)	Amended to correct a typographical error regarding the size of our board of directors; and

b)	Amended to clarify the composition of our audit committee, compensation committee and nominating and corporate governance committee.

(ii)	ITEM 7 - Major Shareholders and Related Party Transactions

a)	Amended to clarify the composition of our audit committee, compensation committee and nominating and corporate governance committee; and

b)	Amended to provide additional information regarding:

i.	certain related party transaction between us and certain of our shareholders in connection with the Telstra Private Placement that took place at the time of our initial public offering; and

ii.	the related party transactions between us and Wall Street Global Training Center, Inc. to disclose that we have allowed Wall Street Global Training Center, Inc. to use certain office space in our 72 Wall Street building free of charge. We are also filing our service agreement with Wall Street Global Training Center, Inc. as Exhibit 4.23.

(iii)	Item 16G - Corporate Governance

a)	Amended to disclose that our compensation committee and nominating and corporate governance committee are comprised with a majority of independent directors and not only independent directors.

Other than as required to reflect the amendments described herein, this Amendment No. 3 does not reflect events occurring after the filing of the original annual report on Form 20-F and does not modify or update the disclosure therein in any way.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Board Practices

Board of Directors

Our board of directors consists of eight members. A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Pursuant to the investor’s rights agreement by and among General Atlantic, Apax, Next Decade, Media Partner and Digital Link dated August 13, 2010 in connection with the private placement by Telstra International, or the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax shall also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board, and such directors also serve at our audit committee, compensation committee and nominating and corporate governance committee. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees. See “Item 7. Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B. Related Party Transactions

Telstra Private Placement

Investor’s Rights Agreement

In connection with the private placement by Telstra International in September 2010, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement.

Pursuant to the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax shall also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board, and such directors also serve at our audit committee, compensation committee and nominating and corporate governance committee. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees.

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

We have allowed Wall Street Global to use an office room of approximately 220 square feet in the former AIG training center in New York free of charge as the training classes were primarily provided in the same building. The estimated value of the free office space in 2011 was approximately $9,750.

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

•

Our compensation committee and our nominating and corporate governance committee are comprised with a majority of independent directors and not only independent directors. Our executive chairman, Mr. Mo, who serves on both our compensation committee and nominating and corporate governance committee, is not independent under the relevant NYSE rules.

None of the above practices conflicts with the laws of the Cayman Islands or our amended and restated memorandum and articles of association.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 4, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.1*	Specimen ordinary share certificate (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.2*	Specimen American depositary receipt (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.3*	Form of Deposit Agreement (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

4.1*	Shareholders’ Agreement, dated August 31, 2006 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.2*	Stock Related Award Incentive Plan of 1999 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.3*	2010 Stock Incentive Plan (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.4*	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.5*	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.6*	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.7*	Form of Employment Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.8*	Form of Indemnification Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9*	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.10*	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.10.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.11*	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.11.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.12*	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.12.1*	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.13*	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.13.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.14*	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.14.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited.

4.15*	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.15.1*	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited.

4.16*	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.16.1*	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.17*	Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.18*	Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.19*	Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.20*	Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

.

Exhibit No.	Description of Exhibit

4.21*	Purchase and Sale Agreement between Sahn Eagle LLC and SouFun Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on June 10, 2011).

4.21.1*	Purchase and Sale Agreement between Sahn Eagle LLC and Wall Street Global Training Center, Inc.

4.21.2*	Assignment and Assumption of Purchase and Sale Agreement between Wall Street Global Training Center, Inc. and Best Work Holdings (New York) LLC.

4.22*	Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel between Beijing Hengxinjiahua Investment Consultancy Limited and Beijing Li Tian Rong Ze Technology Development Co., Ltd.

4.23**	Translation of Overseas Training Agreement between Soufun Holdings Limited and Wall Street Global Training Center, Inc.

8.1*	List of Subsidiaries and Consolidated Affiliated Entities.

11.1*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

12.1**	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2**	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1***	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2***	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed or furnished
**	Filed herewith
***	Furnished herewith