Form 20-F/A
SouFun Holdings Ltd
filed 2012-12-05
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 4)

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

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, we are filing this Amendment No. 4 to our annual report on Form 20-F for the year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 26, 2012 (the “Original Report”) and amended on April 30, 2012, November 8, 2012 and December 4, 2012, to include the complete text of Item 6 “Directors, Senior Management and Employees” and Item 7 “Major Shareholders and Related Party Transactions,” as amended by Amendment No. 3 to the Original Report previously filed on December 4, 2012. Specifically, the amendments include the following:

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

Other than as required to reflect the amendments described herein, this Amendment No. 4 does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way.

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

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 5, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.1*	Specimen ordinary share certificate (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.2*	Specimen American depositary receipt (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.3*	Form of Deposit Agreement (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

4.1*	Shareholders’ Agreement, dated August 31, 2006 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.2*	Stock Related Award Incentive Plan of 1999 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.3*	2010 Stock Incentive Plan (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.4*	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.5*	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.6*	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.7*	Form of Employment Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.8*	Form of Indemnification Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9*	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.10*	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.10.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.11*	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.11.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.12*	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.12.1*	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.13*	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.13.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.14*	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.14.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited.

4.15*	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.15.1*	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited.

4.16*	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.16.1*	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.17*	Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.18*	Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.19*	Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.20*	Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

.

Exhibit No.	Description of Exhibit

4.21*	Purchase and Sale Agreement between Sahn Eagle LLC and SouFun Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on June 10, 2011).

4.21.1*	Purchase and Sale Agreement between Sahn Eagle LLC and Wall Street Global Training Center, Inc.

4.21.2*	Assignment and Assumption of Purchase and Sale Agreement between Wall Street Global Training Center, Inc. and Best Work Holdings (New York) LLC.

4.22*	Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel between Beijing Hengxinjiahua Investment Consultancy Limited and Beijing Li Tian Rong Ze Technology Development Co., Ltd.

4.23*	Translation of Overseas Training Agreement between Soufun Holdings Limited and Wall Street Global Training Center, Inc.

8.1*	List of Subsidiaries and Consolidated Affiliated Entities.

11.1*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

12.1**	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2**	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1***	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2***	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed or furnished
**	Filed herewith
***	Furnished herewith