Form 20-F
period 2012-12-31
SouFun Holdings Ltd
filed 2013-04-03
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

F9M, Building 5, Zone E, Hanwei International Plaza

Fengmao South Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Contact Person: Executive Chairman

Telephone: +86-10-5631 8000

Fax: +86-10-5631 8010

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

Class A ordinary shares, par value HK$1.00 each	56,013,735
Class B ordinary shares, par value HK$1.00 each	24,336,650

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited (formerly known as SouFun.com Limited), and

(i) its PRC subsidiaries as follows:

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network,

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng,

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai,

•	SouFun Information (Shenzhen) Co., Ltd., or SouFun Shenzhen,

•	SouFun Information (Tianjin) Co., Ltd., or SouFun Tianjin,

•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media,

•	Beijing Hong An Tu Sheng Network Technology Co., Ltd., or Beijing Hong An Tu Sheng,

•	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., or Beijing Tuo Shi Huan Yu,

•	Beijing Jia Shang Li Nian Network Technology Co., Ltd., or Beijing Jia Shang Li Nian,

•	Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd., or Beijing Zhong Zhi Xun Bo,

•	Beijing Hua Ju Tian Xia Network Technology Co., Ltd., or Beijing Hua Ju Tian Xia,

•	Beijing Li Man Wan Jia Network Technology Co., Ltd., or Beijing Li Man Wan Jia,

•	Beijing Sou You Tian Xia Network Technology Co., Ltd., or Beijing Sou You Tian Xia,

•	Tianjin SouFun Network Technology Co., Ltd., or Tianjin SouFun Network,

•	Shanghai BaoAn Hotel Co., Ltd., or Shanghai BaoAn Hotel, and

•	Shanghai BaoAn Enterprise Co., Ltd., or Shanghai BaoAn Enterprise;

(ii) its offshore subsidiaries as follows:

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work,

•	China Home Holdings Limited, incorporated in Cayman Islands,

•	China Home Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	China Home Holdings (HK) Limited, incorporated in Hong Kong,

•	SouFun International Limited (formerly known as “China Index Academy Limited”), incorporated in Hong Kong, or SouFun International,

•	China Real Estate Agent University, incorporated in Hong Kong,

•	China Index Academy Limited (formerly known as “Max Impact Investments Limited”), incorporated in Hong Kong, or China Index Academy,

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments,

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments,

•	China Property Holdings Limited, incorporated in Cayman Islands,

•	China Property Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Hong Kong Property Network Limited, incorporated in Hong Kong,

•	Sou You Tian Xia Holdings Limited, incorporated in Cayman Islands,

•	Sou You Tian Xia Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Sou You Tian Xia Holdings (HK) Limited, incorporated in Hong Kong,

•	Best Scholar Holdings Limited, incorporated in the British Virgin Islands,

•	Best Scholar Holdings (Delaware) Limited, incorporated in Delaware,

•	Best Work Holdings (New York) LLC, incorporated in New York, and

•	Wall Street Index Research Center LLC, incorporated in New York; and

(iii) in the context of describing our operations and consolidated financial statements, our 14 consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report) as follows:

•	Beijing China Index Information Co., Ltd., or Beijing China Index,

•	Beijing Century Jia Tian Xia Technology Development Co., Ltd., or Beijing JTX Technology,

•	Beijing Jia Tian Xia Advertising Co., Ltd., or Beijing Advertising,

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze,

•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet,

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology,

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index,

•	Shanghai Jia Biao Tang Real Estate Broking Co., Ltd., or Shanghai JBT,

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising,

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising,

•	Beijing Yi Ran Ju Ke Technology Development Co., Ltd., or Beijing Yi Ran Ju Ke,

•	Guangxi Overseas Talent Industrial Park Investment Co., Ltd., or Guangxi Overseas Talent,

•	Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., or Beijing Li Tian Rong Ze Wan Jia, and

•	Shanghai BaoAn Property Management Co., Ltd., or Shanghai BaoAn Property;

•

“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“GFA” refers to gross floor area;

•	“sq.m.” refers to square meter(s);

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region; and

•	“U.S. dollars” or “US$” refers to the legal currency of the United States of America.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, our audited consolidated balance sheets as of December 31, 2011 and 2012, and our audited consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for the years ended December 31, 2010, 2011 and 2012 and our selected consolidated balance sheet data as of December 31, 2011 and 2012, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income data (except for ADS information) for the year ended December 31, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

Since January 1, 2012, we have reclassified the revenues from SouFun membership services from other value-added services to e-commerce services in our consolidated statements of comprehensive income. The reclassification provides better operating information and is in line with the current development of our business. The change in presentation has been applied retrospectively to all periods presented.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except for number of shares and per share data)
Consolidated statement of comprehensive income data
Revenues
Marketing services	86,252	102,367	167,711	246,634	249,861
E-commerce services	—	—	—	24,170	102,162
Listing services	16,070	17,559	40,355	67,125	72,874
Other value-added services	1,802	1,745	3,001	5,897	5,361
Other value-added products	—	5,378	13,423	—	—
Total revenues	104,124	127,049	224,490	343,826	430,258
Cost of revenues
Cost of services	(22,162)	(26,484)	(49,120)	(66,571)	(80,863)
Cost of other value-added products	—	(4,863)	(12,891)	—	—
Total cost of revenues	(22,162)	(31,347)	(62,011)	(66,571)	(80,863)
Gross profit	81,962	95,702	162,479	277,255	349,395
Operating expenses:
Selling expenses	(18,708)	(25,186)	(42,512)	(67,207)	(80,056)
General and administrative expenses	(19,857)	(22,176)	(41,547)	(69,611)	(70,780)
Operating income:	43,397	48,340	78,420	140,437	198,559
Foreign exchange (loss) gain	(2,826)	(59)	(462)	1	90
Interest income	1,221	1,205	2,390	10,483	19,406
Interest expenses	—	—	—	(4,026)	(11,630)
Realized gain—trading securities	—	195	282	263	—
Government grants	360	730	740	1,399	1,298
Other-than-temporary impairment on available-for-sale security	—	—	—	(4,343)	(14)

Income before income taxes and noncontrolling interests	42,152	50,411	81,370	144,214	207,709
Income tax (expense) benefit	(18,805)	2,199	(18,222)	(42,617)	(55,905)
Net income	23,347	52,610	63,148	101,597	151,804
Net income (loss) attributable to noncontrolling interests	(34)	(42)	40	(28)	(6)
Net income attributable to SouFun Holdings Limited’s shareholders	23,381	52,652	63,108	101,625	151,810
Other comprehensive income, net of tax
Foreign currency translation adjustments	3,359	88	5,344	10,839	1,378
Unrealized (loss) gain on available-for-sale security	—	—	(721)	—	743
Reclassification adjustment for loss included in net income	—	—	—	721	—
Other comprehensive income, net of tax	3,359	88	4,623	11,560	2,121
Comprehensive income	26,706	52,698	67,771	113,157	153,925
Comprehensive income (loss) attributable to noncontrolling interests	(34)	(42)	40	(28)	(6)
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	26,740	52,740	67,731	113,185	153,931
Earnings per share for Class A and Class B ordinary shares
Basic	0.32	0.71	0.85	1.33	1.96
Diluted(1)	0.30	0.68	0.79	1.24	1.85
Dividend declared per ordinary share	—	0.59	—	1.98	0.98
Earnings per ADS(2)
Basic	0.32	0.71	0.85	1.33	1.96
Diluted(1)	0.30	0.68	0.79	1.24	1.85
Dividend declared per ADS	—	0.59	—	1.98	0.98
Weighted average number of Class A and Class B ordinary shares outstanding
Basic	74,020,217	73,986,129	74,683,593	76,492,272	77,365,156
Diluted	77,092,197	77,418,960	80,220,663	82,215,832	81,924,565
Weighted average number of ADSs outstanding(3)
Basic	74,020,217	73,986,129	74,683,593	76,492,272	77,365,156
Diluted	77,092,197	77,418,960	80,220,663	82,215,832	81,924,565
Share-based compensation expenses included in:
Cost of revenues	268	489	749	1,103	1,162
Selling expenses	323	595	1,035	1,506	1,626
General and administrative expenses	2,126	3,056	3,291	4,561	4,361

(1)	Earnings per share for Class A and Class B ordinary shares (diluted) and earnings per ADS (diluted) for each year from 2008 to 2012 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and, as applicable, preferred shares.
(2)	Earnings per ADS has been retroactively adjusted to reflect the adjustment of our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share effective on February 18, 2011.
(3)	Weighted average number of ADSs outstanding has been retroactively adjusted to reflect the adjustment of our ADS to share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share effective on February 18, 2011.

	As at December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands)
Consolidated balance sheet data
Total current assets	102,861	149,224	279,527	261,552	194,597
Total assets	107,246	154,494	293,767	580,371	801,161
Total current liabilities	79,867	124,306	160,881	449,807	467,955
Total liabilities	93,858	129,993	171,100	488,388	613,652
Total SouFun Holdings Limited’s equity	13,283	24,438	122,564	91,908	186,879
Noncontrolling interests	105	63	103	75	630
Total shareholders’ equity	13,388	24,501	122,667	91,983	187,509
Total liabilities and shareholders’ equity	107,246	154,494	293,767	580,371	801,161

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of March 29, 2013, the noon buying rate was RMB6.2108 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
September	6.2848	6.3200	6.3489	6.2848
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March (through March 29, 2013)	6.2108	6.2154	6.2246	6.2105

(1)	Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our business depends substantially on revenues from our marketing services, including primarily online advertising, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites, and we expect to continue to derive a significant proportion of our revenues from marketing services. Marketing services represent our largest source of revenues, accounting for 74.7%, 71.7% and 58.1% of our revenues in 2010, 2011 and 2012, respectively. In particular, our new home business accounted for 82.3%, 85.4% and 89.2% of our marketing service revenues in 2010, 2011 and 2012, respectively. New home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

•	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media; and

•	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing advertisements with us, which would have a material adverse effect on our business, financial condition and results of operations.

Our future growth depends on our ability to continue to expand our e-commerce services business.

Revenues from e-commerce services constituted 23.8% of our total revenues for 2012, increasing from 7.0% of our total revenues in 2011. We began to offer our paid membership services to the registered members of our SouFun cards in 2011 and our services primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. The business of providing SouFun membership services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who provide discounts to registered members of our SouFun cards on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers or how they treat our registered members in their transactions with them. Customer complaints or negative publicity about our SouFun membership services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price is offered, grow our member base and increase transaction volume, our business and revenue growth prospects could be materially and adversely impacted.

If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2010, 2011 and 2012, listing service revenues represented approximately 18.0%, 19.6% and 16.9%, respectively, of our total revenues. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers and property owners and managers to list their properties on our websites. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are non-exclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites could become less attractive to users. If we experience reduced user traffic on our websites, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 62.3%, 68.5% and 76.5% of our total revenues in 2010, 2011 and 2012, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. The average selling prices in the property market in many cities in China have increased rapidly in the past several months. In February 2013, for example, the State Counsel announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices have experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. How these plans will be implemented and their long-term impact remain to be seen.

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

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chongqing, Chengdu, Tianjin and Shenzhen and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chongqing, Chengdu, Tianjin and Shenzhen. In 2012, we generated revenues in the aggregate of US$256.3 million, representing 59.6% of our total revenues from these six urban centers. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or a slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate Internet service market in China is becoming increasingly competitive. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

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

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and (“SouFun” in Chinese) individually. We have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflicts with existing registrations or applications for similar trademarks by another PRC company in such industry categories. We are in the process of resolving these conflicting trademark applications, but we estimate that this process may take several more years to complete. Our business, financial condition and results of operations may be materially and adversely affected if we lose the right to use our “SouFun” brand name or if we are unable to prevent third parties from using our trademarks, as we would not be able to leverage such brand names to develop our business and protect the brand’s reputation and would lose the benefits of brand awareness among Internet users in China.

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

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, SAIC, the General Administration of Press, Publication, Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

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

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of marketing, e-commerce and listing services, our quarterly revenues and results of operations are likely to be affected by:

•	seasonality of the real estate market and real estate consumers’ purchasing patterns;

•	our ability to retain existing customers and attract new customers for our marketing, e-commerce and listing services;

•	the amount and timing of our operating expenses and capital expenditures;

•	the adoption of new, or changes to existing, governmental regulations;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the real estate industry and to China.

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

As an Internet portal company, we participate in an industry characterized by rapidly changing technology and new products and services. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users, which could affect our marketability as a popular advertising and listing media. If we are not successful in incorporating new Internet technologies, our future profitability and revenue growth could be materially and adversely affected.

Our revenues and profitability could suffer if we are unable to successfully implement our growth strategies or manage our growth effectively.

We intend to grow our business by rolling out our full suite of services, including marketing, listing and e-commerce services, particularly SouFun membership services, to more cities across China. We also plan to expand into new sectors. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. Moreover, due to the breadth and diversity of the PRC real estate market, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

In particular, if our current applications for registering our trademarks in certain relevant industry categories are unsuccessful, we would lose our right to continue to use the “SouFun” trademarks in such industry categories. If we continue to use such trademarks after these or similar trademarks have been registered by another entity, or if a holder of any registered trademark similar to ours claims that we are infringing its trademark rights, we could potentially be subject to civil liability for damages and faces fines, penalties or other sanctions, including forfeiture of profits earned from illegal use of the trademark. In addition, Beijing China Index was fined RMB10,000 in 2008 by the local branch of SAIC in connection with the use of the trade name “China Index Research Institution” for providing consulting services on our websites. Moreover, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our websites, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merits, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, as we have expanded, and may continue to expand, our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.

We are exposed to potential liability for information on our websites and for products and services sold over the Internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability.

We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated controlled entities, as Internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities.

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

Potential acquisitions form part of our strategy to further expand our business. Acquisitions and the subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, our management will need to ensure that the acquired business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, acquisitions could expose us to potential risks, including:

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial reporting and has concluded that our internal control over financial reporting was effective as of December 31, 2012. A number of our internal control measures were implemented or strengthened recently, including during 2011 and 2012 to improve and address deficiencies in our controls. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

A lack of effective internal control over financial reporting in the future could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time or as necessary to correct deficiencies or weaknesses in our controls, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of December 31, 2012, we had leased properties in about 100 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority.

Under PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. In addition, under PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

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

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through a series of contractual arrangements entered into among three of our PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, 11 of our consolidated controlled entities, and their respective shareholders, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Structure Contracts.” As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we terminated the trademark license agreements and domain name license agreements between Beijing Advertising and us as well as those between Beijing Internet and us in August 2006, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun” and “Jia Tian Xia” to the relevant consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies, such as ours, that operate in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

As of December 31, 2012, Media Partner Technology Limited, or Media Partner, and Next Decade Investments Limited, or Next Decade, whose shares are held in irrevocable discretionary trusts established by Mr. Mo, together hold approximately 28.6% of our outstanding share capital and approximately 72.6% of our voting power under our dual-class ordinary share structure, and are our largest shareholders. As of December 31, 2012, two other principal shareholders of our Company, General Atlantic and Apax held approximately 18.7% and 18.5% of our outstanding share capital, respectively, and each approximately 5.0% of our voting power. Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors of an enterprise. In April 2009, SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See “Item 10. Additional Information—D. Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.” Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, Jingtian & Gongcheng, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income, which would have an impact on our effective tax rate and an adverse effect on our net income and results of operations. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on an equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions.

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

Our subsidiaries are primarily entities incorporated and established in China and therefore, are subject to certain limitations with respect to dividend payments. PRC regulations currently allow payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each year, our subsidiaries in China and our consolidated controlled entities are required to allocate a portion of their after-tax profits to their respective reserve funds, until the reserves reach 50.0% of their respective registered capital. Allocations to these reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Such restrictions on the ability of our subsidiaries and consolidated controlled entities to transfer funds to us could adversely limit our ability to grow, pay dividends, make investments or acquisitions that could benefit our businesses or otherwise fund and conduct our businesses.

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

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Avoidance of Double Taxation Arrangement, dividends derived by a Hong Kong resident enterprise from a PRC resident enterprise are subject to withholding tax at the rate of 5.0%, provided that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.” In June 2012, SAT further promulgated the Announcement on Determining the Beneficial Owners in Tax Agreement, or Circular 30, which provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor.

We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong, including primarily Bravo Work, China Index Academy and China Home Holdings (HK) Limited. Neither we nor Jingtian & Gongcheng, our PRC legal counsel, is certain as to whether it is more likely than not that PRC tax authorities would require or permit Bravo Work, China Index Academy and China Home Holdings (HK) Limited to be treated as PRC resident enterprises. To the extent that Bravo Work, China Index Academy and China Home Holdings (HK) Limited are each considered a “non-resident enterprise” under the Avoidance of Double Taxation Arrangement, dividends derived by Bravo Work, China Index Academy and China Home Holdings (HK) Limited from our PRC subsidiaries may be subject to a maximum withholding tax rate of 10.0%. See “Item 10. Additional Information—E. Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”

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

On December 12, 2007, our then board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our then existing shareholders subsequently agreed to reduce the amount of the dividends to RMB300.0 million. On February 20, 2009, our then board of directors adopted resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly-owned subsidiaries, SouFun Media and SouFun Network, and the entities controlled by SouFun Media and SouFun Network, including our indirect subsidiary Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. These dividend payments are recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. We repaid RMB40.0 million to SouFun Media in 2011 and the balance of these other receivables due from us was RMB260.2 million as of December 31, 2012. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or the relevant consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans from domestic lenders.

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

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, as amended, a PRC entity is required to apply for SAFE approval prior to extending commercial loans to offshore entities such as our Company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. Under the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require SouFun Media and SouFun Network to register the overseas loans to us and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine based on the PRC Foreign Currency Administration Regulations. We cannot assure you that SouFun Media and SouFun Network will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot assure you that we, SouFun Media or SouFun Network will not be subject to such warnings, penalties or other administrative penalties resulting from the overseas loans.

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

In October 2005, SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as Circular 75. To further clarify and simplify the implementation of Circular 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, effective on July 1, 2011, and the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment, or Circular 59, effective on December 17, 2012. Under Circular 75, Circular 19 and Circular 59, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

The interpretation and implementation of Circular 75 involve significant uncertainty. For example, the shares of Media Partner and Next Decade, two of our shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. However, since Mr. Mo, a PRC resident, was our indirect shareholder before the establishment of the family trusts, we have not been able to obtain confirmation from SAFE as to whether Circular 75 applies to us or Mr. Mo. We cannot predict how Circular 75 will affect our business operations or future strategies. If SAFE determines that Circular 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 75 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 75. If Circular 75 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Circular 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and recently issued regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, a Chinese entity’s directors, supervisors, senior management officers, other staff, or individuals which have an employment or labor relationship with such Chinese entity who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our local employees who have been granted stock options are subject to these regulations. We have designated our PRC relevant subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these rules, we and our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Employee Share Options.”

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

Recent action being taken by the SEC against the PRC affiliates of the Big Four accounting firms, including our auditor, could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

On December 3, 2012, the SEC announced that it had begun administrative proceedings against the China affiliates of each of the Big Four accounting firms, including our auditor, and another large U.S. accounting firm for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. The SEC charged the firms with violating the Securities Exchange Act and the Sarbanes-Oxley Act, which requires foreign public accounting firms to provide the SEC upon request with audit work papers involving any company trading on U.S. markets. If this proceeding by the SEC ultimately results in actions or sanctions that affect the ability or right of these accounting firms, including our auditor, to engage in audits of US-listed PRC-based companies, it may make it difficult or impossible for us to engage an auditor qualified to audit accounts for U.S.-listed companies and make us unable to comply with SEC rules and regulations and the listing standards of securities exchanges in the United States, which would materially and adversely affect the liquidity and value of our ADSs and force us to de-list our ADSs from the NYSE. As the administrative proceedings being taken against these accounting firms is in a preliminary stage, we cannot predict the eventual possible impact on our company.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors, and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Jingtian & Gongcheng, our PRC legal counsel, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

Our business could be adversely affected by natural disasters, avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks of contagious diseases. In May 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. In addition, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases and other adverse public health developments in China could severely disrupt our business operations or the real estate and home furnishing and improvement and other home-related markets in China and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.

Risks Relating to Our ADSs

The market price movement of our ADSs may be volatile.

The market price of our ADSs may be volatile and subject to wide fluctuations. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online real estate and home-related services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi; and/or

•	sales or perceived sales of additional ordinary shares or ADSs, including under the Form F-3 registration statement we have on file with the SEC to enable our affiliates to sell their shares.

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of December 31, 2012, we had 80,350,385 ordinary shares outstanding, including 24,273,689 Class A ordinary shares represented by ADSs. In addition, as of December 31, 2012, there were outstanding options to purchase 9,526,853 of our ordinary shares, including exercisable options to purchase 5,330,891 ordinary shares. All of the ADSs sold in our initial public offering are tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 under the Securities Act and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration. Certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances, and we have a Form F-3 registration statement on file with the SEC to enable them to sell their shares. See “Item 6. Directors, Senior Management and Employees—Share Ownership—Shareholders’ Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Registration of these ordinary shares under the Securities Act would result in such shares becoming freely tradable without any restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered ordinary shares in the public market could cause the price of our ADSs to decline.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. We currently rely on the exemptions provided by the NYSE to a foreign private issuer and have a board of directors with a majority of non-independent directors, an audit committee comprised of independent directors, a compensation committee with one non-independent director and a combined nominating and corporate governance committee with one non-independent director. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a foreign private issuer, we are exempt from certain disclosure requirements under the U.S. Securities Exchange Act of 1934, as amended, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.

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

A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2012. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. There can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in current and future taxable years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Status as a PFIC.”

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

Pursuant to the New EIT Law, we and our offshore subsidiaries, such as Bravo Work, China Index Academy and China Home Holdings (HK) Limited, may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Relating to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.” If we and our offshore subsidiaries are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax for non-resident enterprises or a 20.0% PRC withholding tax for non-resident individuals, or a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions on any dividend we pay to you, subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009, or Circular 124.

In addition, any gain realized by any investors who are non-resident enterprises or non-resident individuals of China from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10.0% or 20.0% PRC withholding tax, respectively. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. A number of our shareholders, including primarily Media Partner and Next Decade, whose shares are held in irrevocable discretionary trusts established by Mr. Mo, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

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

We have real estate-related content, search services, marketing and listing coverage of over 300 cities across China and have what we believe is one of the largest and most comprehensive nationwide databases of online listings for new, secondary and rental properties as well as home-related products and services in China as measured by geographic coverage. In addition, we began to offer e-commerce services in 2011, including SouFun membership services which extended to 20 cities across China in 2012. Our principal executive offices are located at F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000.

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2012, according to reports issued by CR-Nielsen, an independent market research institution commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors according to research from CR-Nielsen. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home-related sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. Our current service offerings include:

•

Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. A majority of our revenues is derived from marketing services.

•

E-commerce services: We began to offer e-commerce services in 2011, including SouFun membership services and online transaction platform services. We provide both free and paid SouFun membership services to registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. Prior to 2012, our SouFun membership services were categorized as other value-added services and products. In addition, through our www.jiatx.com website, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Our SouFun membership services have grown rapidly, making e-commerce services the second largest source of our revenues in 2012.

•

Listing services: We offer basic and special listing services. Our basic listing services are mainly offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events.

•

Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In 2009 and 2010, we also sold other value-added products which consisted of prepaid cards issued by home furnishing and improvement vendors. We ceased the sale of prepaid cards in 2011.

We have built a large and active community of users who are attracted by the comprehensive real estate and home related content available on our portal that forms the foundation of our service offerings. We currently maintain about 100 offices across China to focus on local market needs.

Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement and other home-related products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement and other home-related markets.

In 2010, 2011 and 2012, we had revenues of US$224.5 million, US$343.8 million and US$430.3 million, respectively. During the same periods, our net income attributable to our shareholders was US$63.1 million, US$101.6 million and US$151.8 million, respectively. Marketing, e-commerce, listing, and other value-added services and products accounted for 74.7%, nil, 18.0% and 7.3%, respectively, of our revenues in 2010, 71.7%, 7.0%, 19.6% and 1.7%, respectively, of our revenues in 2011, and 58.1%, 23.8%, 16.9% and 1.2%, respectively, of our revenues in 2012.

Our Services

We provide (i) marketing services, (ii) e-commerce services, (iii) listing services, and (iv) other value-added services, to participants in the PRC real estate and home-related sectors primarily through our websites.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is our most important business. Revenues from marketing services were US$167.7 million, US$246.6 million and US$249.9 million in 2010, 2011 and 2012, respectively, representing 74.7%, 71.7% and 58.1% of our revenues in those years, respectively. Our marketing services are delivered through our website www.soufun.com and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.

We also combine traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. Additional revenues could often be generated by adding features without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home-related sectors are increasingly looking to the Internet as an additional vehicle through which to attract customers.

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract with payment due on a monthly basis. The second type is a general contract with payment due on either a quarterly or semi-annual basis or with 50% of the contract amount payable within seven days of the execution of the contract and the remainder payable within seven days of the expiration of the contract. Our marketing contracts generally have a one-year term.

E-commerce Services

We began to offer e-commerce services in 2011, which include SouFun membership services and online transaction platform services. Our revenues generated from e-commerce services were US$24.2 million and US$102.2 million in 2011 and 2012, respectively, representing 7.0% and 23.8% of our revenues in those years, respectively.

SouFun Membership Services. We provide both free and paid membership services to the registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price of a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members apply the discounts to purchase properties. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. We do not share our membership fees with our partner developers and do not otherwise pay them in connection with our paid membership services. In 2012, we offered discounts on 709 property developments in 20 cities in China. Our revenues from SouFun membership services totaled US$22.5 million and US$102.0 million in 2011 and 2012, respectively, or 6.5% and 23.7% of our total revenues for the same periods.

Online Transaction Platform Services. In early 2011, we launched online transaction platform and related e-commerce services for the home furnishing and improvement sector through www.jiatx.com to third-party merchants of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic raw materials, furniture, home decoration items, hardware, bathroom accessories and kitchen utensils. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through our marketplace and online payment platforms.

Listing Services

Our listing services include basic listing services and special listing services. Our revenues from listing services were US$40.4 million, US$67.1 million and US$72.9 million in 2010, 2011 and 2012, respectively, representing 18.0%, 19.6% and 16.9% of our revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 80.0%, 82.5% and 76.3% of our listing service revenues in 2010, 2011 and 2012, respectively. Real estate developers, owners, agents, brokers, managers and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites have access to listing information free of charge.

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

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$8.1 million, US$11.8 million and US$17.2 million in 2010, 2011 and 2012, respectively, representing 20.0%, 17.5% and 23.7% of our listing service revenues in those years, respectively.

Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing combined with an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. We organized and hosted, both online and offline, nine consecutive China Villa Festivals from 2004 to 2012, which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. We believe growth in new property developments will continue due to China’s growing and increasingly affluent urban population, providing a steady market for our special listing service.

Other Value-added Services and Products

In addition to marketing, e-commerce and listing services, we also provide other value-added services and products. Revenues from other value-added services and products were US$16.4 million, US$5.9 million and US$5.4 million in 2010, 2011 and 2012, respectively, representing 7.3%, 1.7% and 1.2% of our revenues in those years, respectively.

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

“Total Web Solution” Services. “Total web solution” services help our customers initiate their services and products into our websites as well as to design their own websites. Customers interested in targeting consumers in the real estate and home furnishing and improvement and other home-related sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers by providing an additional avenue through which we can cross-sell other services, such as marketing, e-commerce and listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for customers located in smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.

Prepaid Cards. In addition to the above services, we also sold prepaid cards issued by home furnishing and improvement vendors in 2009 and 2010. We provided marketing services to these home furnishing and improvement vendors in exchange for their prepaid cards in those years due to the impact of the global financial crisis on their ability to pay for our services. The prepaid cards contained monetary value in denominations ranging from RMB20 to RMB2,000 that could only be used to purchase certain products from the vendors’ specified stores and were not redeemable for cash. We re-sold the prepaid cards, typically at a discount to their face value, to external parties. We ceased accepting prepaid cards as payment for our marketing services after July 2010 and sold all the remaining prepaid cards by the end of 2010. In 2009 and 2010, revenue from prepaid card business was US$5.4 million and US$13.5 million, respectively.

Our Websites

Our principal website, www.soufun.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. According to CR-Nielsen, our website received a monthly average of approximately 28.1 million unique visitors in the fourth quarter of 2012. In addition, we had about 30 million registered members of our www.soufun.com website and had about 12 million registered members of our SouFun card as of December 31, 2012.

As of December 31, 2012, our www.soufun.com website contained contents covering more than 320 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform.

We believe user satisfaction ultimately rests on the appeal, attraction and functionality of our websites. Our Internet technology and sales and marketing teams spend considerable time and resources upgrading and enhancing our websites based on market trends and feedback from users and our marketing and listing customers. We distinguish ourselves from other websites focused on real estate and home-related products and services through the quality and breadth of our content. We also maintain a centralized customer service hotline and e-mail reporting system through which users can obtain assistance or otherwise contact us.

Our www.soufun.com website covers a wide spectrum of PRC real estate and home furnishing and improvement and other home-related information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum of reliable information regarding China’s real estate and home-related markets that is helpful to market participants in transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement and other home-related transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.soufun.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

With our on-the-ground capabilities in about 100 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

Information on Home Related Products and Services

Our www.soufun.com website contains information regarding design firms, contractors, do-it-yourself projects, building materials and a wide range of products and services relevant to home decoration and re-modeling, furniture and other home furnishing and services. We provide an efficient platform for companies in the home-related sector, which primarily include suppliers of furnishing and improvement products and services and are usually small in size, to promote their brands and establish their presence on the Internet. We also provide search tools enabling visitors to search for specific businesses by area of expertise, product or service category. For example, a visitor interested in searching for suppliers and installers of window products in Beijing can use our pull-down search tools to focus their search for businesses providing such products and services.

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

Online Residential Communities

We offer online residential community services through our website, www.soufun.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement and other home-related transactions online. We believe our electronic bulletin board forums, SouFun blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among our users by creating virtual communities sharing a common interest in PRC real estate and home-related topics. In addition to using such forums to increase website traffic, we are also exploring ways to generate new revenue streams from our online forums and community-oriented services.

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 320 cities across China and have on-the-ground personnel located about 100 offices across China. In addition, we began to offer e-commerce services in 2011, and our SouFun membership services had already extended to 20 cities as of December 31, 2012. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing, e-commerce and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing, e-commerce and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sale support and services.

We have established a strong presence in 11 major cities, including Beijing and Shanghai, which are our level 1 cities, and Shenzhen, Chongqing, Tianjin, Chengdu, Guangzhou, Hangzhou, Wuhan, Suzhou and Nanjing, which are our level 2 cities. We entered these cities in the early stages of our development, and these cities have contributed and are expected to continue to contribute a majority of our revenues in the near future. In most of these cities, we offer our full line of services and target a full range of customers, including new home developers, agents, brokers, property managers and suppliers of home furnishing and improvement and other home-related products and services.

We also offer limited listing and other information relating to the real estate markets in Hong Kong, Taiwan, Singapore and Vancouver, Canada, but these markets do not constitute a material part of our business. The following map sets forth the cities we currently cover in mainland China:

As part of our growth strategy, we also intend to expand our coverage areas to include additional cities across China. The expansion will focus on cities with populations of over one million, strong potential for GDP growth and housing development, high attractiveness for real estate and home furnishing and improvement investment, as measured by the scale of property development, and stable Internet infrastructure. We believe this expansion could further solidify our reputation as one of China’s leading real estate and home-related Internet companies, as well as provide us with new markets and sources of revenue.

Brand Awareness and Marketing

We believe our comprehensive listing database has made www.soufun.com a leading destination website for real estate participants in China. In addition, we seek to promote the SouFun brand through our directed selling efforts and other means, including our support for research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. As a result, we believe the “SouFun” brand has become commonly associated with China’s growing real estate and home-related sectors.

Real Estate Research and Reports

We believe our knowledge of China’s real estate and home-related sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our marketing, e-commerce and listing services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our marketing, e-commerce and listing customers. To maintain and extend our leading position in this area, we seek to recruit and retain employees knowledgeable about China’s real estate and home-related sectors through a variety of incentive measures, including share-based compensation plans. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home-related sectors.

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. For example, in March 2012, we hosted our ninth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past nine years that we held the event.

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

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. Currently, our sales and marketing team consist of approximately 3,203 persons located in about 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

To better serve our website visitors, we have utilized our key proprietary technologies and developed a technology platform that is specifically used for our real estate and home related Internet portal services. The key components of our technology platform include:

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

Seasonality

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. In contrast, the third quarter of each year generally contributes the largest portion of our annual revenues due to increased advertising and marketing activity of our customers in the PRC real estate industry as most property purchases take place in September and October of each year in terms of monthly transaction volumes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.”

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing, e-commerce and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement and other home-related products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and Data Center of China Internet. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

•

online listing service providers, including general-purpose Internet portals and regional websites dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Anjuke.com, Tencent’s fangqq.com, Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized marketing, e-commerce, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 320 urban real estate markets in China as of December 31, 2012, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

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

Our application for the “SouFun” trademark for certain industry categories in China conflicts with existing registrations of or applications for similar trademarks. We are in the process of resolving these conflicts. The process may take several years or longer. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

We own 129 registered copyrights and own or license 147 registered trademarks in the PRC. We have 21 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

We currently own or license 398 registered domain names, including our official website, www.soufun.com, and domain names registered in connection with www.jiatx.com and www.landlist.cn.

We have two patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the People’s Republic of China.

Facilities

Our principal executive offices are located at F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 14,640 sq.m. of office space. We moved to this location in January 2013. As of December 31, 2012, we leased properties with an aggregate GFA of approximately 59,920 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

We own certain commercial properties of approximately 3,111 sq.m. in Sanya, Hainan Province, China. We acquired 2,913 sq.m. and 198 sq.m. of these properties for RMB82.5 million (approximately US$13.1 million) and RMB5.6 million (approximately US$0.9 million) in two transactions pursuant to certain purchase agreements which we entered into with the previous owner of these properties, Beijing Hengxinjiahua Investment Consultancy Limited, in March and June 2012, respectively. We plan to use these properties as our local office in Hainan as well as for internal training purposes.

We own a portion of a building known as the BaoAn Building located at 800 Dongfang Road, Pudong, Shanghai. In December 2012, we entered into an agreement to acquire this property for our Shanghai headquarters through the acquisition of the entire equity interests in three companies that own and operate such property from China BaoAn Group Co., Ltd., a third party Chinese company, and its affiliated companies, for RMB800 million (approximately US$127.3 million) in cash. The property has usable space of approximately 42,000 sq.m. and is currently used for offices, retail space and a hotel. We acquired the property to support our expansion in Shanghai and the East China region, which consists of 15 cities including Jiangsu provincial capital Nanjing and Zhejiang provincial capital Hangzhou.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Legal Proceedings

We are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

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

These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business. In the event we are able to qualify to acquire the equity interest in Beijing Advertising, Beijing Internet, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Shanghai JBT, Beijing China Index, Shanghai China Index, Tianjin JTX Advertising, Beijing Li Tian Rong Ze and Beijing Yi Ran Ju Ke under the rules allowing complete foreign ownership, these PRC operating companies would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

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

Regulation relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:

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

Five of our consolidated controlled entities, Beijing Internet, Beijing China Index, Beijing Technology, Beijing JTX Technology and Beijing Advertising, each hold an ICP license issued by the Beijing Telecommunications Administration Bureau, a municipal branch of MIIT.

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

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Beijing China Index, Beijing Internet, Tianjin JTX Advertising and Beijing Yi Ran Ju Ke includes operating an advertising business, which allows them to engage in the advertising business.

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

Regulations relating to Employee Share Options

Under the Stock Option Rule promulgated by SAFE in February 2012, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC relevant subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these regulations in the future, we or our PRC option holders may be subject to fines and legal sanctions.

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

C. Organizational Structure

We conduct substantially all of our operations in China through our PRC subsidiaries and consolidated controlled entities. For more information regarding the contractual arrangements among our PRC subsidiaries and consolidated controlled entities, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Structure Contracts.” The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of the date of this report:

SouFun Holdings Limited (Cayman Islands)
SouFun International Limited (Hong Kong)[1]
China Real Estate Agent University (Hong Kong)
Selovo Investments (British Virgin Islands)
China Index Academy Limited (Hong Kong)[2]
Wall Street Index Research Center LLC (New York)
Pendiary Investments (British Virgin Islands)
Bravo Work (Hong Kong)
China Property Holdings Limited (Cayman Islands)
China Property Holdings (BVI) Limited (British Virgin Islands)
Hong Kong Property Network Limited (Hong Kong)
China Home Holdings Limited (Cayman Islands)
China Home Holdings (BVI) Limited (British Virgin Islands)
China Home Holdings (HK) Limited (Hong Kong)
Sou You Tian Xia Holdings Limited (Cayman Islands)
Sou You Tian Xia Holdings (BVI) Limited (British Virgin Islands)
Sou You Tian Xia Holdings (HK) Limited (Hong Kong)
Best Scholar Holdings Limited (British Virgin Islands)
Best Scholar Holdings (Delaware) Limited (Delaware)
Best Work Holdings (New York) LLC (New York)
Offshore
Onshore
SouFun Shanghai (PRC)
SouFun Shenzhen (PRC)
SouFun Tianjin (PRC)
Beijing Zhong Zhi Shi Zheng (PRC)
Beijing Zhong Zhi Xun Bo (PRC)
Tianjin SouFun Network (PRC)
Beijing Li Man Wan Jia (PRC)
SouFun Media (PRC)
Beijing SouFun Network (PRC)
Beijing Tuo Shi Huan Yu (PRC)
Beijing Hua Ju Tian Xia (PRC)
Beijing Jia Shang Li Nian (PRC)
Beijing Hong An Tu Sheng (PRC)
Beijing Sou You Tian Xia (PRC)
Mr. Vincent Mo
Mr. Jiangong Dai
80%
20%
Beijing JTX Technology (PRC)
Shanghai BaoAn Hotel (PRC)
Shanghai BaoAn Enterprise (PRC)
75%
25%
Shanghai BaoAn Property (PRC)
Guangxi Overseas Talent (PRC)
60%
Beijing Li Tian Rong Ze Wan Jia (PRC)
Beijing Advertising (PRC)
Beijing Internet (PRC)
Beijing Technology (PRC)
Shanghai Advertising (PRC)
Shanghai China Index (PRC)
Beijing Li Tian Rong Ze (PRC)
Beijing China Index (PRC)
Shanghai JBT (PRC)
30%
70%
Tianjin JTX Advertising (PRC)
Beijing Yi Ran Ju Ke (PRC)
100%

Equity interest.
Contractual arrangements including Exclusive Technical Consultancy and Services Agreement, Equity Pledge Agreement, Operating Agreement, Shareholders’ Proxy Agreement, Loan Agreement and Exclusive Call Option Agreement, which provide us with the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities.

(1)	Formerly known as China Index Academy Limited.
(2)	Formerly known as Max Impact Investments Limited.

D. Property, Plant and Equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information—D. Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2012, according to reports issued by CR-Nielsen, an independent market research institution commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors according to research from CR-Nielsen. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home-related sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. Our current service offerings include:

•

Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. A majority of our revenues is derived from marketing services.

•

E-commerce services: We began to offer e-commerce services in 2011, including SouFun membership services and online transaction platform services. We provide both free and paid SouFun membership services to registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. Prior to 2012, our SouFun membership services were categorized as other value-added services and products. In addition, through our www.jiatx.com website, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Our SouFun membership services have grown rapidly, making e-commerce services the second largest source of our revenues in 2012.

•

Listing services: We offer basic and special listing services. Our basic listing services are mainly offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events.

•

Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In 2009 and 2010, we also sold other value-added products which consisted of prepaid cards issued by home furnishing and improvement vendors. We ceased the sale of prepaid cards in 2011.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to CR-Nielsen, in the fourth quarter of 2012, our website, www.soufun.com, received a monthly average of approximately 28.1 million unique visitors and generated a monthly average of approximately 64.6 million website visits. We currently maintain about 100 offices to focus on local market needs.

Our revenue and net income attributable to our shareholders in 2012 was US$430.3 million and US$151.8 million, respectively. Marketing, e-commerce, listing and other value-added services accounted for 58.1%, 23.8%, 16.9% and 1.2%, respectively, of our revenues in 2012.

Factors Affecting Our Results of Operations

Economic growth in China and in the PRC real estate market

We conduct substantially all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. As a leading real estate Internet portal, our financial results have also been affected by the performance of the real estate and home furnishing and improvement sectors in China.

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues is generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Competition in China’s online real estate and home-related Internet services

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home-related Internet service market in China has become increasingly competitive, and such competition may continue to intensify in future periods. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home-related Internet service industry in China and a wider range of online services in this area to be introduced.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Chongqing, Chengdu, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect them to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of December 31, 2012, we had established real estate-related content, search services, marketing and listing coverage of more than 320 cities across China, and our SouFun membership services, which was launched in 2011, had already extended to 20 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing and real estate industries

The Internet, online marketing and real estate industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, e-commerce, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises,” they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Market acceptance of our SouFun membership services

We began offering SouFun membership services in 2011, and our revenues from SouFun membership services totaled US$22.5 million and US$102.0 million in 2011 and 2012, respectively, or 6.5% and 23.7% of our total revenues for the same periods. The business of providing SouFun membership services is still relatively new and evolving. Our ability to maintain or increase the number of partner developers or property developments for which discounts on purchase price is offered, grow our member base and increase transaction volume to a significant extent depends on increased market acceptance of our SouFun membership services.

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

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, and Mr. Dai, our president and chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Structure Contracts.” and our consolidated financial statements included elsewhere in this annual report.

Based on these Structure Contracts, we believe that, notwithstanding our lack of equity ownership, the arrangements provide us with effective control over our consolidated controlled entities. Accordingly, the financial results of these entities are included in our consolidated financial statements.

We refer to our consolidated controlled entities as PRC entities we control through contractual arrangements together with their subsidiaries, or the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report.

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

Since January 1, 2012, we have reclassified the revenues from SouFun membership services from other value-added services to e-commerce services in our consolidated statements of comprehensive income. The reclassification provides better operating information and is in line with the current development of our business. The change in presentation has been applied retrospectively to all periods presented. In addition, certain comparative amounts have been reclassified to conform with the current year’s presentation.

Revenue Recognition

We recognize revenues only when there is (i) persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, e-commerce, listing and other value-added services and products. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies. Our revenues are recognized on the following bases:

Marketing Services

We offer marketing services on our websites, primarily in the form of banner advertisements, floating links, logos and other media insertions. We offer these services to real estate developers and suppliers of home furnishing and improvement and other home-related products and services, which allows such advertisers to place advertisements on particular areas of our websites, in various particular formats and over particular periods of time. Marketing services typically last from several days to one year. The service fees are generally payable in installments over the service period. Delivery of the service occurs upon displaying the agreed service on our websites over the specified service period. Revenue is recognized ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10 “Revenue Recognition: Overall.”

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

Subsequent to the adoption of ASU 2009-13, we account for each deliverable in the arrangement as separate unit of accounting. Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based in its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on our BESP for that deliverable because neither VSOE nor TPE exist. In determining the BESP for each deliverable, we consider our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. For contracts entered into prior to December 31, 2010 without material modification in 2011, we continue to recognize revenue on a straight-line basis over the performance period of the last deliverable.

We updated the BESP for each deliverable during the year ended December 31, 2012. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

E-Commerce Services

We began to provide e-commerce services in 2011 by operating (i) SouFun membership services which enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the face value of the membership fees charged by us, (ii) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online, and (iii) an online payment platform which enables third-party merchants to transact with customers online.

For (i), the discount is either a fixed amount off or a fixed percentage of the price of a specified property, or a combination of both. The fees paid by customers are refundable before a purchase of the specified properties at a discount is made by the customers. Revenue is recognized when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties are recorded as customers’ refundable fees. Beginning January 1, 2012, we have reclassified the revenue from SouFun membership services from other value-added services to e-commerce services in our consolidated statements of comprehensive income. The reclassification provides better operating information and is in line with the current development of our business. The change in presentation has been applied retrospectively to all periods presented.

For (ii) and (iii), we earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through our marketplace and online payment platforms. When a customer places an order for home furnishing products with a third-party merchant through our marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through our online payment platform. The sales transaction is completed and we recognizes the commission earned as e-commerce services revenue upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through our marketplace and online payment platforms.

Listing Services. Listing services comprise basic listing and special listing services. We offer our basic and special listing services to real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

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

Other Value-added Services and Products

We generate revenues from other value-added services, including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices. We also generated revenues from sales of other value-added products, which included prepaid cards, in 2009 and 2010. Revenues derived from subscription services for access to our information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.

In 2009 and 2010, we sold certain prepaid cards issued by certain home furnishing and improvement vendors. We provided marketing services to these home furnishing and improvement vendors in exchange for their prepaid cards. The significant terms of these transactions were stated in written contracts between us and the vendors. The prepaid cards contained monetary values of varying denomination from RMB20 to RMB2,000 that could be used to purchase certain products from the vendors’ specified stores. The prepaid cards were not redeemable for cash from the vendors. We sold the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards was accounted for in accordance with ASC 845, “Nonmonetary Transactions”. In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided was not determinable within a reasonable range because the service fees received had historically varied widely. The fair value of the prepaid cards was determinable by reference to the historical cash proceeds received upon the sale of such cards to customers. We reassessed our fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange was measured based on the fair value of the prepaid cards received and was recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards was recognized when the prepaid cards were delivered to the customers and cash was received. We ceased the sale of prepaid cards in 2011.

Our business is subject to business taxes, value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. Business taxes, value-added taxes and related surcharges and cultural construction fees for 2010, 2011 and 2012 were US$17.1 million, US$21.1 million and US$28.9 million, respectively.

All service fees and prepaid cards received in advance of the provision of services are initially recorded as either deferred revenue or customers’ refundable fee which is subsequently recognized as revenue when the related services are performed by us.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Share-based Compensation Costs

We account for share-based awards granted to employees under ASC 718, “Compensation—Stock Compensation: Overall.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using the Binomial Option Pricing Model. All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

We use the accelerated attribution method for the equity awards with performance conditions on a tranche-by-tranche basis, based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. We reduce carrying amounts of deferred tax assets by a valuation allowance, if, based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, we assess the need to establish valuation allowances for deferred tax assets at each reporting period based on a “more-likely-than-not” realization threshold. We consider, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards, if any, not expiring.

We apply ASC 740-10, “Income Taxes: Overall,” to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 are classified in our consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740-10, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

Our estimated liability for unrecognized tax benefits, which is included in “accrued expenses and other liabilities,” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statutes of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, the appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. In addition, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Recent Accounting Pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not expect the adoption of ASU 2013-2 will have a significant effect on our consolidated financial statements.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services	167,711	74.7%	246,634	71.7%	249,861	58.1%
E-commerce services	—	—	24,170	7.0%	102,162	23.8%
Listing services	40,355	18.0%	67,125	19.6%	72,874	16.9%
Other value-added services	3,001	1.3%	5,897	1.7%	5,361	1.2%
Other value-added products	13,423	6.0%	—	—	—	—

Total revenues	224,490	100.0%	343,826	100%	430,258	100%

Cost of revenues
Cost of services	(49,120)	(21.9)%	(66,571)	(19.4)%	(80,863)	(18.8)%
Cost of other value-added products	(12,891)	(5.7)%	—	—	—	—

Total cost of revenues	(62,011)	(27.6)%	(66,571)	(19.4)%	(80,863)	(18.8)%

Gross profit	162,479	72.4%	277,255	80.6%	349,395	81.2%
Operating expenses
Selling expenses	(42,512)	(18.9)%	(67,207)	(19.5)%	(80,056)	(18.6)%
General and Administrative expenses	(41,547)	(18.5)%	(69,611)	(20.3)%	(70,780)	(16.5)%

Operating income	78,420	34.9%	140,437	40.8%	198,559	46.1%
Foreign exchange (loss) gain	(462)	(0.2)%	1	0%	90	0%
Interest income	2,390	1.1%	10,483	3.0%	19,406	4.5%
Interest expenses	—	—	(4,026)	(1.2)%	(11,630)	(2.7)%
Realized gain—trading securities	282	0.1%	263	0.1%	—	—
Government grants	740	0.3%	1,399	0.4%	1,298	0.3%
Other-than-temporary impairment on available-for-sale security	—	—	(4,343)	(1.3)%	(14)	0%

Income before income taxes and noncontrolling interests	81,370	36.2%	144,214	41.9%	207,709	48.3%
Income tax expenses	(18,222)	(8.1)%	(42,617)	(12.4)%	(55,905)	(13.0)%

Net income	63,148	28.1%	101,597	29.5%	151,804	35.3%

Net income (loss) attributable to noncontrolling interests	40	0%	(28)	0%	(6)	0%
Net income attributable to SouFun Holdings Limited’s shareholders	63,108	28.1%	101,625	29.5%	151,810	35.3%

Other comprehensive income, net of tax
Foreign currency translation adjustments	5,344	2.4%	10,839	3.2%	1,378	0.3%
Unrealized (loss) gain on available-for-sale security	(721)	(0.3)%	—	—	743	0.2%
Reclassification adjustment for loss included in net income	—	—	721	0.2%	—	—

Other comprehensive income, net of tax	4,623	2.1%	11,560	3.4%	2,121	0.5%

Comprehensive income	67,771	30.2%	113,157	32.9%	153,925	35.8%

Comprehensive income (loss) attributable to noncontrolling interests	40	0%	(28)	0%	(6)	0%
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	67,731	30.2%	113,185	32.9%	153,931	35.8%

Share-based compensation expenses included in:
Cost of revenues	749	0.3%	1,103	0.3%	1,162	0.3%
Selling expenses	1,035	0.5%	1,506	0.4%	1,626	0.4%
General and administrative expenses	3,291	1.5%	4,561	1.3%	4,361	1.0%

Revenues

We derive our revenues from marketing, e-commerce, listing and other value-added services.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites of banners, links, logos and floating signs. In 2010, 2011 and 2012, revenues generated from our marketing services represented 74.7%, 71.7% and 58.1% of our revenues, respectively. We expect revenues from marketing services to remain the most important source of our revenues for the foreseeable future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	138,030	82.3%	210,719	85.4%	222,963	89.2%
Home furnishing and improvement	28,634	17.1%	33,635	13.7%	25,695	10.3%
Secondary and rental	1,047	0.6%	2,280	0.9%	1,203	0.5%

Total marketing service revenues	167,711	100%	246,634	100%	249,861	100%

New home business accounted for 82.3%, 85.4% and 89.2% of our marketing service revenues in 2010, 2011 and 2012, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

E-commerce Services

We launched our e-commerce services in 2011, including SouFun membership services and online transaction platform services. Our SouFun membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the face value of the membership fees charged by us. In addition, through our website www.jiatx.com, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Revenues from e-commerce services represented 7.0% and 23.8% of our revenues in 2011 and 2012, respectively.

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

The following table sets forth our listing service revenues by amount and percentage of our revenues for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	32,297	80.0%	55,359	82.5%	55,626	76.3%
Special listing	8,058	20.0%	11,766	17.5%	17,248	23.7%

Total	40,355	100%	67,125	100%	72,874	100%

In 2010, 2011 and 2012, revenues from our listing services represented 18.0%, 19.6% and 16.9% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. We expect basic listing service revenue to grow as a percentage of our total revenues as the secondary home market continues to grow in China. We expect special listing service revenue to grow at a slower rate than our total revenues as our special listing customers have been reducing the use of this service while increasing the use of our marketing service.

Other Value-added Services and Products

We also derive revenues from other value-added services and products, including subscriptions to our information database, research reports and total web solution services. In addition, we sold prepaid cards issued by certain home furnishing and improvement vendors in 2009 and 2010. In 2009 and 2010, we provided marketing services to these home furnishing and improvement vendors in exchange for prepaid cards issued by them due to the impact of the financial crisis on their ability of to pay for our services. We sold the prepaid cards, typically at a discount to their face value, to external parties. We ceased accepting prepaid cards in exchange for our marketing services in July 2010 and sold all of the remaining prepaid cards by the end of 2010. In 2010, 2011 and 2012, revenues from other value-added services and products represented 7.3%, 1.7% and 1.2% of our revenues, respectively.

Cost of Revenues

Our cost of revenues includes cost of services and cost of other value-added services and products. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, listing and other value-added services and products. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites for our customers. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with stock options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our wholly-foreign-owned enterprises for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2009 and 2010, we also incurred costs of other value-added services and products relating to our sales of prepaid cards. In 2010, 2011 and 2012, our cost of revenues represented 27.6%, 19.4% and 18.8% of our revenues, respectively. Effective September 1, 2012, the PRC Ministry of Finance and the SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain industries in several regions, including Beijing and Tianjin. With the adoption of the Pilot Program, our revenues in the related regions are no longer subject to business tax but instead are subject to VAT. We do not expect this change to have a significant impact on us because we expect that the net change in the tax rates applicable to us will be insignificant.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. In 2010, 2011 and 2012, our operating expenses represented 37.4%, 39.8% and 35.1% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	42,512	50.6%	67,207	49.1%	80,056	53.1%
General and administrative expenses	41,547	49.4%	69,611	50.9%	70,780	46.9%

Total	84,059	100%	136,818	100%	150,836	100%

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

Operating Income

Our operating income was US$78.4 million, US$140.4 million and US$198.6 million in 2010, 2011 and 2012, respectively, representing 34.9% and 40.8% and 46.1% of our revenues in those periods, respectively.

Taxation

We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions where we, our subsidiaries or our consolidated controlled entities are domiciled or have operations.

Cayman Islands Income Tax

Under the current laws of the Cayman Islands, we, China Home Holdings Limited, China Property Holdings Limited and Sou You Tian Xia Holdings Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands Income Tax

Under the current laws of the British Virgin Islands, Pendiary Investments, Selovo Investments, China Home Holdings (BVI) Limited, China Property Holdings (BVI) Limited, Best Scholar Holdings Limited and Sou You Tian Xia Holdings (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong Income Tax

Bravo Work, China Index Academy, SouFun International, China Home Holdings (HK) Limited, China Real Estate Agent University, HK Property Network Limited and Sou You Tian Xia Holdings (HK) Limited are incorporated in Hong Kong and do not conduct any substantive operations of their own. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2012. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States Tax

Wall Street Index Research Center LLC, Best Scholar Holdings (Delaware) Limited and Best Work Holdings (New York) LLC are incorporated in the United States of America and do not conduct any substantive operations of their own. No provision for the United States of America income tax has been made in the financial statements as the subsidiaries in the United States of America have no assessable income for the three years ended December 31, 2012. In addition, no dividend distribution is expected. Thus, withholding tax, if any, will be minimal.

PRC Income Tax

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25.0% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period is allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18.0%, 20.0%, 22.0%, 24.0% and 25.0% for years 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 22.0%, 24.0% and 25.0% for the years 2010, 2011 and 2012, respectively.

On April 14, 2008, the relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for qualifying for the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which entitles qualified and approved entities for a favorable statutory tax rate of 15.0%.

In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15.0% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In May and June 2009, SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi obtained the new HNTE certificate with effect from January 1, 2009. As approved by the competent tax authority, Beijing Zhongzhi and SouFun Media were entitled to enjoy the reduced EIT rate of 15.0% for years 2009, 2010 and 2011. Beijing Technology, SouFun Network were entitled to continue their remaining tax holiday granted under the old EIT Law of 7.5%, 7.5%, 7.5% for years 2009, 2010 and 2011, respectively. Beijing JTX Technology was entitled to continue its remaining tax holiday granted under the old EIT Law of nil, 7.5%, 7.5%, 7.5% for years 2009, 2010, 2011 and 2012, respectively.

The HNTE certificates for SouFun Network., SouFun.Media, Beijing Zhong Zhi., and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. We applied for renewal of the HNTE certificates for these subsidiaries, which would enable them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and we received the renewed HNTE certificates between May and November 2012.

The SAT subsequently issued Circular Guoshuihan [2010] No.157 (“Circular 157”) in April 2010 to further clarify the applicable EIT rate for entities which qualified for HNTE status. According to Circular 157, entities which qualified for HNTE status should elect one of the following two EIT treatments and no changes can be made once the election is made:

1) The applicable EIT rate is 15.0% but the remaining tax holiday should no longer be enjoyed; or

2) The remaining tax holiday could be enjoyed based on the transitional EIT rates, that is, 18.0%, 20.0%, 22.0% 24.0% and 25.0% for the years from 2008 to 2012.

The effective date of Circular 157 was January 1, 2008. As a consequence of Circular 157, we elected to apply the second EIT treatment. The applicable EIT rate for SouFun Network and Beijing Technology was 10.0%, 11.0% and 12.0% for years 2009, 2010 and 2011, respectively, whilst the applicable EIT rate for Beijing JTX Technology was nil, 11.0% and 12.0% for years 2009, 2010 and 2011, respectively.

During the year ended December 31, 2011, the Beijing Municipal State Tax Bureau clarified the tax policy with the SAT in relation to the “three-year exemption, three-year 50.0% reduction” tax holiday that was implemented for entities which qualified for the HNTE status in the Zhongguancun Science Park (“ZSP”) and reached a verbal agreement with the SAT that Circular 157 is not applicable to the entities registered in the ZSP. As a result, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology, our subsidiaries registered in the ZSP which qualified for the HNTE status, should be 7.5%, 7.5%, 7.5% for years 2010 and 2011 and 15.0%, 15.0%, 7.5% for year 2012, respectively. Accordingly, income tax expenses of US$7.5 million were reversed in the year ended December 31, 2011 for the cumulative effect of unnecessarily applying Circular 157 during the years ended December 31, 2009 and 2010. The reversed tax expenses consist of current income tax expenses of US$4.8 million and deferred tax expenses of US$2.7 million.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi, obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year enterprise income tax exemption for years 2011 and 2012 and reduced enterprise income tax rate of 12.5% for years 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1.6 million were reversed in the year ended December 31, 2012 for the cumulative effect of applying the statutory tax rate of 25.0% during the year ended December 31, 2011. The reversed tax expenses consist of current income tax expense of US$1.2 million and deferred tax expense of US$0.4 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues increased by 25.1% from US$343.8 million in 2011 to US$430.3 million in 2012. This increase in revenues was primarily driven by the growth in SouFun membership services and, to a lesser extent, listing services.

Marketing Services. Revenues from marketing services increased by 1.3% from US$246.6 million in 2011 to US$249.9 million in 2012.

E-commerce Services. Revenues from e-commerce services increased substantially from US$24.2 million in 2011 to US$102.2 million in 2012. This increase in revenues was primarily due to the increasing market acceptance of the SouFun membership services. We began offering SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011.

Listing Services. Revenues from our listing services increased by 8.6% from US$67.1 million in 2011 to US$72.9 million in 2012, primarily due to a 46.6% increase in revenues from special listing services from US$11.8 million to US$17.2 million over the same periods. This increase was primarily due to the general recovery in the secondary real estate market during the second half of 2012 and increased advertising spending from new home developers in tier 1 and tier 2 cities. Revenues from our basic listing services increased 0.5% from US$55.4 million in 2011 to US$55.6 million in 2012.

Other Value-added Services and Products. Revenues from other value-added services and products decreased by 9.1% from US$5.9 million in 2011 to US$5.4 million in 2012, primarily due to our increased focus on our core marketing, e-commerce and listing services.

Cost of Revenues

Our cost of revenues as a percentage of our total revenues was 19.4% and 18.8% in 2011 and 2012, respectively. Our cost of revenues increased by 21.5% from US$66.6 million in 2011 to US$80.9 million in 2012. This increase was primarily due to (1) an increase in staff costs from US$25.4 million in 2011 to US$32.1 million in 2012, due to our hiring of editorial staff and customer service personnel throughout 2012 to support our growth, and (2) an increase in business taxes, value-added taxes, surcharges and meeting expenses from US$21.2 million in 2011 to US$28.9 million in 2012 and other expenses primarily due to our business growth.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 26.0% from US$277.3 million in 2011 to US$349.4 million in 2012. Our gross margin increased slightly from 80.6% in 2011 to 81.2% in 2012.

Operating Expenses

Our operating expenses increased by 10.2% from US$136.8 million in 2011 to US$150.8 million in 2012. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses.

Selling Expenses. Our selling expenses increased by 19.1% from US$67.2 million in 2011 to US$80.1 million in 2012, primarily due to an increase in staff costs. Staff costs increased by 29.2% from US$30.5 million in 2011 to US$39.4 million in 2012, mainly due to the hiring of additional sales and marketing personnel to support our business growth.

General and Administrative Expenses. Our general and administrative expenses increased by 1.7% from US$69.6 million in 2011 to US$70.8 million in 2012. This increase was primarily due to an increase in staff cost, which was substantially offset by a decrease in bad debt expenses. Staff costs increased by 22.4% from US$27.2 million in 2011 to US$33.3 million in 2012, primarily due to our hiring of additional staff. Bad debt expenses decreased by 24.6% from US$16.4 million in 2011 to US$12.3 million in 2012, primarily due to a recovery of the real estate industry and, we believe, a general improvement in our customers’ financial condition in 2012.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 41.4% from US$140.4 million in 2011 to US$198.6 million in 2012. Our operating margin increased from 40.8% in 2011 to 46.1% in 2012.

Foreign Exchange Gain (Loss)

We had a de minimis foreign exchange gain in 2011. We had a foreign exchange gain of US$0.1 million in 2012, primarily due to the appreciation of the Renminbi.

Interest Income

Our interest income increased by 85.1% from US$10.5 million in 2011 to US$19.4 million in 2012, mainly due to our increased bank deposits and to a lesser extent the higher interest rates for our bank deposits.

Interest Expenses

Our interest expenses increased by 188.9 % from US$4.0 million in 2011 to US$11.6 million in 2012, primarily due to our increased bank borrowings in 2012.

Other-than-temporary Impairment on Available-for-sale Security

We had de minimis other-than-temporary impairment on available-for-sale security in 2012, as compared with US$4.3 million in 2011.

Realized Gain—Trading Securities

We had no realized gain in 2012, as compared with US$0.3 million in 2011.

Government Grants

Our government grants, which consisted of refund on business taxes, totaled US$1.4 million in 2011 and US$1.3 million in 2012.

Income before Income Taxes and Noncontrolling Interest

As a result of the foregoing, our income before income taxes and noncontrolling interest increased by 44.0% from US$144.2 million in 2011 to US$207.7 million in 2012.

Income Tax Expenses

Our income tax expenses increased by 31.2% from US$42.6 million in 2011 to US$55.9 million in 2012, while the effective tax rate decreased from 29.6% in 2011 to 26.9% in 2012. The increase in our tax expenses was principally due to our increased income before income taxes, and the decrease in our effective tax rate was due to greater profit contribution by two subsidiaries with tax exemption status in 2012 and the reversal of previously accrued income tax totaling $1.6 million resulting from the change in the tax status of these two subsidiaries in 2012.

Net (Loss) Income Attributable to Our Noncontrolling Interests

Net loss attributable to our noncontrolling interests was de minimis, as compared with net loss of US$0.03 million in 2011.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 49.4% from US$101.6 million in 2011 to US$151.8 million in 2012. Our net income margin increased from 29.5% in 2011 to 35.3% in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues increased by 53.2% from US$224.5 million in 2010 to US$343.8 million in 2011. This increase in revenues reflected growth across our business lines. In addition, we began paid membership services to the registered members of our SouFun cards and online transaction platforms through our www.jiatx.com website in 2011, which also contributed to the increase in our revenues.

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

E-commerce Services. We launched our e-commerce services, consisting of SouFun membership services and online transaction platform services, in 2011, and revenues from e-commerce services amounted to US$24.2 million in 2011.(1)

Listing Services. Revenues from our listing services increased by 66.3% from US$40.4 million in 2010 to US$67.1 million in 2011, including a 71.4% increase in basic listing service revenues from US$32.3 million to US$55.4 million and a 45.5% increase in revenues from special listing services from US$8.1 million to US$11.8 million over the same periods. Listing service revenues increased as a percentage of revenues from 18.0% in 2010 to 19.6% in 2011 as a result of increased advertising spending by real estate developers and secondary real estate market in responses to unfavorable market conditions as a result of the PRC government’s regulations to curb investment in the real estate industry.

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

Other Value-added Services and Products. Revenues from other value-added services and products decreased by 64.1% from US$16.4 million in 2010 to US$5.9 million in 2011, primarily due to the discontinuation of prepaid card sales in 2010. We did not sell any prepaid cards in 2011 while revenue from sales of prepaid cards totaled US$13.5 million in 2010.

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

Operating Expenses

Our operating expenses increased by 62.8% from US$84.1 million in 2010 to US$136.8 million in 2011. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses.

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

General and Administrative Expenses. Our general and administrative expenses increased by 67.5% from US$41.5 million in 2010 to US$69.6 million in 2011, primarily due to increases in allowance for doubtful accounts and staff costs due to our business growth. Allowance for doubtful accounts increased by 141.2% from US$6.8 million in 2010 to US$16.4 million in 2011, primarily reflecting the increase in our revenues, as well as the impact of the PRC government’s regulations to curb investment in the real estate industry on our customers’ ability to pay us. Staff costs increased by 44.2% from US$18.9 million in 2010 to US$27.2 million in 2011, primarily due to our hiring of additional technical and research personnel.

(1)	Since January 1, 2012, we have reclassified the revenues from SouFun membership services from other value-added services to e-commerce services in our consolidated statements of comprehensive income. The change in presentation has been applied retrospectively to all periods presented.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 79.1% from US$78.4 million in 2010 to US$140.4 million in 2011. Our operating margin increased from 34.9% in 2010 to 40.8% in 2011.

Foreign Exchange Gain (Loss)

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

Interest Expenses

Our interest expenses amounted to US$4.0 million in 2011, as compared with nil in 2010, primarily due to bank loans that we borrowed in 2011.

Other-than-temporary Impairment on Available-for-sale Security

We had other-than-temporary impairment on available-for-sale security of US$4.3 million in 2011, as compared with nil in 2010, primarily due to our investment in the shares of SYSWIN Inc. (a primary real estate service provider in China listed on the New York Stock Exchange, ticker symbol “SYSW”), the trading prices of which had declined significantly after our investment.

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

Income Tax Expenses

Our income tax expenses increased by 134.1% from US$18.2 million in 2010 to US$42.6 million in 2011. The increase in our tax expenses was principally due to our increased income before income taxes and the withholding tax on dividends distributed by our subsidiaries to us. See “Item 10. Additional Information—D. Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution.”

Net (Loss) Income Attributable to Our Noncontrolling Interests

Net loss attributable to our noncontrolling interests amounted to US$0.03 million in 2011 as compared to net income of US$0.04 million in 2010, mainly due to a decline in the business of Beijing Information. We disposed of our 90% interest in Beijing Information on February 8, 2012 to a third party and it was no longer consolidated within our consolidated group.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 61.0% from US$63.1 million in 2010 to US$101.6 million in 2011. Our net income margin increased from 28.1% in 2010 to 29.6% in 2011.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through internally generated cash and equity financings. As of December 31, 2012, we had approximately US$118.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2010, 2011 and 2012, we had short-term investments of US$62.4 million, US$8.6 million and US$26.8 million, respectively.

As of December 31, 2012, we had U.S. dollar-deominated short-term borrowings of US$270.7 million, consisting of bank borrowings of US$50.0 million and US$220.7 million from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%. These bank borrowings are secured by bank deposits of approximately US$54.2 million and US$241.8 million, respectively, placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings will be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

As of December 31, 2012, we had U.S. dollar-denominated long-term borrowings of US$80.8 million, obtained from financial institutions in the United States, which are due in the third quarter of 2015. These borrowings bear an interest rate of LIBOR plus 2.6% and are secured by bank deposits of US$95.4 million placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings will be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

We believe that our working capital is sufficient for our present requirements. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Item 3. Key Information—D. Risks Factors—Risks Relating to Our ADSs—We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	106,510	157,701	218,893
Net cash used in investing activities	(46,096)	(20,231)	(129,294)
Net cash generated from (used in) financing activities	14,404	(163,662)	(122,600)
Net increase (decrease) in cash and cash equivalents	79,281	(21,106)	(32,247)
Cash and cash equivalents at beginning of year	92,239	171,520	150,414
Cash and cash equivalents at end of year	171,520	150,414	118,167

Net Cash Generated from Operating Activities

We had a net cash generated by operating activities of US$218.9 million in 2012, which was primarily attributable to our net income of US$151.8 million during this period, an increase in accrued expenses and other liabilities of US$27.0 million primarily attributable to an increase in accrued unrecognized tax benefits, related interest and penalties, and the time lag in the settlement of value-added taxes. This was partially offset by an increase of US$14.6 million in our accounts receivable due to the expansion of our business operations and an increase of US$1.3 million in prepayments and other current assets.

We had net cash generated by operating activities of US$157.7 million in 2011, which was primarily attributable to our net income of US$101.6 million during this period, and an increase in customers’ refundable fees of US$12.4 million primarily due to the launch and growth of our SouFun membership services. This was partially offset by an increase of US$19.8 million in our accounts receivable due to the expansion of our business operations.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$129.3 million in 2012. This was primarily attributable to a US$111.4 million increase in prepayment for the acquisition from China BaoAn Group Co., Ltd. of the entire equity interests in three companies that own and operate a property located in Shanghai, China, a US$49.3 million increase in short-term investments in the form of fixed-rate time deposits in China, a US$18.1 million increase in property and equipment, and a US$8.8 million increase in deposits for purchase of non-current assets. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$31.8 million relating to our fixed-rate time deposits in China and proceeds from collection of loans to Beijing Pujin Finance Company and Dandong Yuanlong Villa Management Company, both independent third parties, of US$26.1 million.

Our net cash used in investing activities was US$20.2 million in 2011. This was primarily attributable to a US$60.1 million increase in property and equipment mainly from the purchase of the former AIG training center in New York, a US$204.2 million increase in short-term investments in the form of fixed-rate time deposits in China, and a US$14.8 million loan to Dandong Yuanlong Villa Management Company for a term of six months with an interest rate of 10% per annum. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$258.4 million relating to our fixed-rate time deposits and trading securities in China.

Our net cash used in investing activities was US$46.1 million in 2010. This was primarily attributable to a US$97.0 million increase in short-term investments in the form of time deposits and trading securities in China, a loan of US$10.5 million to Beijing Pujin Finance Company for a term of six months with an interest rate of 10% per annum, acquisition of property and equipment of US$5.6 million, acquisition of an available-for-sale security of US$5.0 million and deposits for purchase of non-current assets of US$4.6 million. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$68.9 million relating to our time deposits in China and a decrease in amount due from related parties of US$7.6 million.

Net Cash Used in Financing Activities

Our net cash used in financing activities was US$122.6 million in 2012, primarily due to repayment of short-term loans of US$30.9 million, dividend payments to our shareholders of US$131.0 million and an increase in restricted cash pledged security for bank borrowings of US$107.1 million. These amounts were partially offset by proceeds from short-term bank borrowings of US$46.0 million, proceeds from long-term bank borrowings of US$80.8 million and proceeds from the exercise of share options of US$16.7 million.

Our net cash used in financing activities was US$163.7 million in 2011, primarily due to repayment of short-term loans of US$3.6 million, dividend payments to our shareholders of US$142.2 million, and an increase in restricted cash pledged security for short-term bank borrowings of US$277.3 million. These amounts were partially offset by proceeds from short-term bank borrowings of US$255.6 million and proceeds from the exercise of share options of US$6.0 million.

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

Capital Expenditures

Our capital expenditures were US$5.6 million, US$60.1 million and US$18.1 million in 2010, 2011 and 2012, respectively. In 2011, our capital expenditure was primarily related to the purchase of the former AIG training center in New York. The increase in capital expenditures from US$5.6 million in 2010 to US$60.1 million in 2011 was primarily due to the purchase of the former AIG training center in New York. Our capital expenditures decreased by 69.9% from US$60.1 million in 2011 to US$18.1 million in 2012, which were primarily related to the purchase of the certain commercial properties in Sanya, Hainan Province, China. We plan to use such properties as our local office in Hainan as well as for internal training purposes. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2010, 2011 and 2012, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$6.1 million, US$10.4 million and US$17.5 million, representing 2.7%, 3.0% and 4.1% of our total revenues in 2010, 2011 and 2012, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Operating lease commitments	19,864	6,838	8,303	4,723	—
Loan principal and interest expense obligation	371,148	10,193	360,955	—	—

Our loan principal and interest expense obligations relate to our US-dollar denominated bank borrowings of US$50.0 million, US$220.7 million and US$80.8 million obtained from financial institutions in Singapore, Hong Kong and New York. These bank borrowings are secured by bank deposits of approximately US$54.2 million, US$241.8 million and US$95.4 million, respectively, placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District, Beijing 100070, the People’s Republic of China.

Name	Age	Position
Vincent Tianquan MO	48	Executive chairman of the board of directors
Quan ZHOU	55	Director
Shan LI	49	Independent director
Qian ZHAO	44	Independent director
Sam Hanhui SUN	40	Independent director
Jeff Xuesong LENG	43	Director
Thomas Nicholas HALL	45	Director
Richard Jiangong DAI	39	President, chief executive officer and director
Lanying GUAN	45	Chief financial officer
Jian LIU	37	Chief operations officer

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

Thomas Nicholas Hall has been a director of our Company since our initial public offering in September 2010, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Hall is an equity partner and co-Head of the Global Media Team at Apax Partners LLP, one of the world’s largest private equity firms with funds advised and managed in excess of US$35 billion. Mr. Hall worked at Deutsche Bank from 1995 to 1998 and S.G. Warburg from 1992 to 1995. While at Apax, Mr. Hall has been responsible for, and has served on the board of directors of, a number of private companies including Thomson Directories, The Stationery Office, Zeneus Pharma and 20 Minuten. Mr. Hall is currently Chairman of the board of directors and a member of the audit committee of Trader Media Group in the United Kingdom. He is also Chairman of Top Right Group (formerly known as EMAP), a UK-based trade show and information services company. Mr. Hall holds a master of arts degree from Cambridge University.

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

In 2012, we paid aggregate cash compensation of approximately US$711,239 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

On August 15, 2012, we granted options to certain executive officers, including Vincent Tianquan Mo, our executive chairman; Richard Jiangong Dai; our president, chief executive officer and director; Lanying Guan, our chief financial officer; and Jian Liu, our chief operations officer, pursuant to the 2010 Stock Incentive Plan. The options will vest over a four-year period. Specifically, with respect to the options granted to each of the executive officers, 20% of the shares subject to the options will vest on August 15, 2013, 20% of the shares subject to the options will vest on August 15, 2014, 30% of the shares subject to the options will vest on August 15, 2015 and 30% of the shares subject to the options will vest on August 15, 2016, subject to such executive officer providing continuous service through each such date. The following table sets forth certain information regarding the options granted to these executive officers on August 15, 2012.

	Number of Class A ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Media Partner Technology Limited / Mr. Mo(1)	75,000	12.80	August 15, 2012	August 14, 2022
Next Decade Investments Limited / Mr. Mo(1)	75,000	12.80	August 15, 2012	August 14, 2022
Mr. Dai	40,000	12.80	August 15, 2012	August 14, 2022
Lanying Guan	40,000	12.80	August 15, 2012	August 14, 2022
Jian Liu	40,000	12.80	August 15, 2012	August 14, 2022

(1)	Represents options granted to Mr. Mo in his capacity as executive chairman. These options were assigned and allocated to Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”), whose shares are held in irrevocable discretionary trusts established by Mr. Mo.

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

To date, we have awarded options to purchase 6,074,400 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$23.94.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. The maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan as of December 31, 2012 was 8,035,038 ordinary shares. As of December 31, 2012, there were outstanding options to purchase 5,253,710 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 1,278,444 ordinary shares were exercisable.

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

f. Administration

Our board of directors has established a stock option committee, comprised of a single member, Mr. Mo, to administer the 2010 Stock Incentive Plan with respect to option grants to non-officer/director employees as well as consultants. Our compensation committee has the authority under the 2010 Stock Incentive Plan to determine stock option grants to our officers and directors.

g. Termination

Unless terminated earlier, the 2010 Stock Incentive Plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2010 Stock Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

The following table summarizes, as of March 25, 2013, the outstanding options that we granted to our current directors and executive officers.

	Number of Class A ordinary shares to be issued upon exercise of options		Number of Class B ordinary shares to be issued upon exercise of options		Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000		—		5.00	December 31, 2006	December 30, 2016
	225,000		—		5.00	December 31, 2007	December 30, 2017
	225,000		—		5.00	December 31, 2008	December 30, 2018
	225,000		—		10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000		—		10.625	September 17, 2010	September 17, 2020
	75,000		—		12.80	August 15, 2012	August 14, 2022
Next Decade / Mr. Mo(1)	—		1,754,500		5.00	September 30, 2006	September 29, 2021
	500,000		—		10.625	September 17, 2010	September 17, 2020
	75,000		—		12.80	August 15, 2012	August 14, 2022
Mr. Dai		*	—		5.00	December 31, 2008	December 30, 2018
		*	—		10.00	December 31, 2009	December 30, 2019
		*	—		10.625	September 17, 2010	September 17, 2020
		*	—		12.80	August 15, 2012	August 14, 2022
Shan Li		*	—		5.00	December 31, 2008	December 30, 2018
		*	—		10.00	December 31, 2009	December 30, 2019
Quan Zhou	—			*	1.97	April 28, 2004	April 27, 2019
		*	—		5.00	December 31, 2006	December 30, 2016
		*	—		5.00	December 31, 2007	December 30, 2017
		*	—		5.00	December 31, 2008	December 30, 2018
		*	—		10.00	December 31, 2009	December 30, 2019
Jian Liu		*	—		5.00	December 31, 2007	December 30, 2017
		*	—		5.00	December 31, 2008	December 30, 2018
		*	—		10.00	December 31, 2009	December 30, 2019
		*	—		10.625	September 17, 2010	September 17, 2020
		*	—		12.80	August 15, 2012	August 14, 2022
Lanying Guan		*	—		5.00	December 31, 2007	December 30, 2017
		*	—		5.00	December 31, 2008	December 30, 2018
		*	—		10.00	December 31, 2009	December 30, 2019
		*	—		10.625	September 17, 2010	September 17, 2020
		*	—		12.80	August 15, 2012	August 14, 2022

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

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

Our board of directors has established a stock option committee, comprised of a single member, Mr. Mo, to administer the 2010 Stock Incentive Plan with respect to option grants to our non-officer/director employees as well as consultants. Our compensation committee is responsible for administering the 2010 Stock Incentive Plan with respect to option grants to our executive officers and directors.

No director or officer may be directly involved in decisions regarding his or her own compensation.

Pursuant to the investor’s rights agreement by and among General Atlantic, Apax, Next Decade, Media Partner and Digital Link dated August 13, 2010 in connection with the private placement by Telstra International, or the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax may also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees. See “Item 7. Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”

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

D. Employees

We had 5,868, 7,600 and 7,743 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2012:

Editorial and production	3,414
Sales and marketing	3,203
Management and general administrative	694
Technical and research	432
Total	7,743

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

E. Share Ownership

As of March 25, 2013, we had 80,784,900 ordinary shares, consisting of 56,448,250 Class A ordinary shares and 24,336,650 Class B ordinary shares, issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership is as of March 25, 2013:

	Ordinary shares beneficially owned(1)
	Class A No.		Percent	Class B No.		Percent
Principal Shareholders:
Media Partner Technology Limited(2)	826,418		1.45%	11,355,645		46.66%
Next Decade Investments Limited(3)	1,990,205		3.49%	11,985,145		45.94%
Digital Link Investments Limited(4)		*	*	2,750,360		11.30%
IDG-Accel China Capital L.P.(5)	5,344,856		9.47%	—		—
IDG-Accel China Capital Investors L.P.(5)		*	*	—		—
General Atlantic Mauritius Limited(6)	15,033,851		26.63%	—		—
Hunt 6-A Guernsey L.P. Inc(7)	4,135,785		7.33%	—		—
Hunt 7-A Guernsey L.P. Inc(7)	3,735,149		6.62%	—		—
Hunt 7-B Guernsey L.P. Inc(7)	7,033,590		12.46%	—		—
FMR LLC(8)	4,221,713		7.48%	—		—
Directors and Executive Officers(9):
Mr. Mo(10)	2,816,623		4.88%	23,340,790		89.46%
Shan Li(11)		*	*	2,750,360		11.30%
Quan Zhou(12)	5,660,813		10.02%		*	*
Jeff Xuesong Leng(13)	15,033,851		26.63%	—		—
Thomas Nicholas Hall(14)	14,904,524		26.40%	—		—
Mr. Dai	613,125		1.09%	—		—
Lanying Guan		*	*	—		—
Jian Liu		*	*	—		—
All directors and executive officers as a group	39,621,884		68.51%	26,161,150		100.00%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 210,168 ADSs and options to purchase 616,250 Class A ordinary shares within 60 days of the date hereof. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes options to purchase 616,250 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of the date hereof. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li is the sole shareholder of Digital Link Investments Limited.
(5)	Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. They have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors.
(6)	Includes 35,211 ADSs. General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic Mauritius Limited by virtue of its ownership of a majority of General Atlantic Mauritius Limited’s voting shares. General Atlantic LLC, or GA LLC, owns all the shares of GenPar. By virtue of the fact that (i) GenPar owns a majority of General Atlantic Mauritius Limited’s voting shares and (ii) GA LLC owns all of the outstanding shares of GenPar, General Atlantic Mauritius Limited, GenPar and GA LLC may be deemed to have the power to vote and direct the disposition of the shares owned of record by General Atlantic Mauritius Limited. General Atlantic Mauritius Limited, GenPar, GA LLC and the managing directors of GA LLC may, from time to time, consult among themselves and coordinate the voting and disposition of the shares held by General Atlantic Mauritius Limited. The managing directors of GA LLC share voting and dispositive power with respect to the shares held by General Atlantic Mauritius Limited, and voting and disposition decisions are made by a portfolio committee of GA LLC comprised of certain of the managing directors. The managing directors who are currently members of the portfolio committee are Andrew C. Pearson, William E. Ford, David C. Hodgson, Cory A. Eaves, Rene M. Kern, Philip P. Trahanas, Gabriel Caillaux and David Topper. Each portfolio committee member expressly disclaims ownership of the shares. The address of General Atlantic Mauritius Limited is 6 Floor, Tower A, 1 CyberCity, Ebene, Mauritius. The address of GA LLC is c/o General Atlantic Service Company, LLC, Three Pickwick Plaza, Greenwich, CT 06830. General Atlantic Mauritius Limited has informed us that it purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Telstra Private Placement.”
(7)	Hunt 7-A Guernsey L.P. Inc is beneficially owned by Apax Europe VII – A, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Hunt 6-A Guernsey L.P. Inc is beneficially owned by Apax Europe VI – A, L.P. and Hunt 6-A GP Limited by virtue of its limited partnership agreement. Hunt 7-B Guernsey L.P. Inc is beneficially owned by Apax Europe VI – 1, L.P., Apax Europe VII – B, L.P., Apax Europe VII – 1, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Apax Europe VI – A, L.P. and Apax Europe VI – 1, L.P. (collectively, Apax Europe VI), Apax Europe VII – A, L.P., Apax Europe VII – B, L.P. and Apax Europe VII – 1, L.P. (collectively, Apax Europe VII) are managed by Apax Partners Europe Managers Ltd. Apax Europe VI and Apax Europe VII each disclaim beneficial ownership of the shares held by the other. Apax Partners Europe Managers Ltd. makes decisions based on the majority vote of its investment committee. The investment committee is composed of seven members, Martin Halusa, Ian Jones, Nico Hansen, Michael Phillips, John Megrue, Andrew Sillitoe and Steve Hare, none of whom can act individually to vote or sell the shares held by Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc. Accordingly, each investment committee member expressly disclaims ownership of such shares. The mailing address of each of Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The address of Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN, England. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Telstra Private Placement.”

(8)	The number of ordinary shares beneficially owned is as of December 31, 2012, as reported in a Schedule 13G/A filed by FMR LLC and Edward C. Johnson 3d on February 14, 2013. The business address of these filers reported on the Schedule 13G/A is 82 Devonshire Street, Boston, Massachusetts 02109.
(9)	The address of our current directors and executive officers is c/o F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District, Beijing 100070, the People’s Republic of China.
(10)	Represents ordinary shares beneficially owned by Media Partner and Next Decade, including 210,168 ADS and options to purchase 1,232,500 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of the date hereof. All of the shares of Media Partner and Next Decade are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as the protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively.
(11)	Includes 368,811 Class A ordinary shares and 2,750,360 Class B ordinary shares held by Digital Link, a company wholly owned by Mr. Shan Li, a director of our Company.
(12)	Includes 5,344,856 Class A ordinary shares held by IDG-Accel China Capital L.P. and 246,582 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., both of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director.
(13)	Represents ordinary shares beneficially owned by General Atlantic Mauritius Limited. Jeff Xuesong Leng is a managing director of GA LLC and disclaims beneficial ownership in our ordinary shares held by General Atlantic except to the extent of his pecuniary interest therein.
(14)	Represents ordinary shares beneficially owned by Hunt 6-A Guernsey L.P. Inc., Hunt 7-A Guernsey L.P. Inc. and Hunt 7-A Guernsey L.P. Inc. Thomas Nicholas Hall disclaims beneficial ownership of our ordinary shares held by these entities, except to the extent of his pecuniary interest therein.

As of March 25, 2013, approximately 43.8% of our outstanding Class A ordinary shares were held by one record holder with an address in the United States and none of our outstanding Class B ordinary shares were held by any record holder with an address in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon transfer of any Class B ordinary share by its holder to any person or entity that is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary share will be automatically and immediately converted into a Class A ordinary share.

Subject to any contractual restrictions and applicable law, we and our subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

Except as disclosed in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Structure Contracts

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among three of our wholly-owned PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, and 11 of our consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai JBT, Beijing Li Tian Rong Ze, and Beijing Yi Ran Ju Ke. Three of our consolidated controlled entities, namely, Guangxi Overseas Talent, Beijing Li Tian Rong Ze Wan Jia, and Shanghai BaoAn Property, have not entered into Structure Contracts with our wholly-owned PRC subsidiaries, because they are subsidiaries of Beijing Li Tian Rong Ze and Shanghai China Index, as the case may be, which are parties to the Structure Contracts. The Structure Contracts include:

Exclusive Technical Consultancy and Services Agreements

Each of the abovementioned 11 consolidated controlled entities has entered into an exclusive technical consultancy and services agreement with SouFun Media, SouFun Network and/or Beijing Hong An Tu Sheng. Under these agreements, SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, has the exclusive right to provide such consolidated controlled entities with relevant technical services relating to such consolidated controlled entities’ business, such as IT system operations and maintenance services, or technology supporting services for such consolidated controlled entities’ advertising products. In exchange for these services, each of such consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The original term of each agreement is 10 years and SouFun Media, SouFun Network or Beijing Hong An Tu Sheng can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by such consolidated controlled entities.

Equity Pledge Agreements

In order to secure the payment obligations of each abovementioned 11 consolidated controlled entity under the exclusive technical consultancy and services agreements described above, except as disclosed below, the direct shareholders of each of such consolidated controlled entities, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng their entire respective ownership interests in such consolidated controlled entity. Upon the occurrence of certain events of default specified in these agreements, SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as applicable, may exercise its rights and foreclose on the pledged equity interest. Under these agreements, the shareholders may not transfer the pledged equity interest without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be. Each of such SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entities from the shareholders of such consolidated controlled entities. The agreements will also be binding upon successors of the shareholders and transferees of the pledged equity interest.

Operating Agreements

Each of the abovementioned 11 consolidated controlled entities and such consolidated controlled entities’ shareholders have entered into an operating agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Under each of these agreements, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng have undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the relevant consolidated controlled entity under such consolidated controlled entity’s business contracts with third parties. In turn, each such consolidated controlled entity is required to pledge its accounts receivable and mortgage all of its assets as counter-security to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Each of such consolidated controlled entities and their direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of such consolidated controlled entity without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. The original term of each agreement is 10 years. The agreements can be extended prior to expiration with written confirmation from SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, or can be terminated by SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, upon 30 days’ advance notice.

Shareholders’ Proxy Agreements

Each of the abovementioned 11 consolidated controlled entities has entered into a shareholders’ proxy agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, irrevocably entrusting SouFun Media, SouFun Network or Beijing Hong An Tu Sheng to exercise their respective rights as shareholders of such consolidated controlled entity to attend shareholders’ meetings and cast votes. SouFun Media, SouFun Network and Beijing Hong An Tu Sheng may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under this agreement. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. Each agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Loan Agreements

In accordance with loan agreements entered into between SouFun Media and SouFun Network and Mr. Mo and Mr. Dai, as shareholders of nine of our consolidated controlled entities, including Beijing Advertising, Beijing Technology, Shanghai Advertising, Shanghai China Index, Beijing Li Tian Rong Ze, Tianjin JTX Advertising, Beijing JTX Technology, Beijing Yi Ran Ju Ke, SouFun Media and SouFun Network, as the case may be, advanced loans to Mr. Mo and Mr. Dai to make contributions to the registered capital of these consolidated controlled entities pursuant to a series of loan agreements entered into between 2004 and 2011. Mr. Mo and Mr. Dai agreed that, upon request, they will repay the loans by transferring their entire respective equity interests in the consolidated controlled entities to SouFun Media or SouFun Network, or another entity designated by SouFun Media or SouFun Network, as the case may be, when permitted by applicable PRC laws, rules and regulations.

Exclusive Call Option Agreements

Through exclusive call option agreements entered into between us and SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, on the one hand, and each of the abovementioned 11 consolidated controlled entities and their respective direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and/or Beijing Advertising, on the other hand, we or any third party designated by us have the right to acquire from the direct shareholders of such consolidated controlled entities that are parties to the agreement, their entire respective equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above, or, in the case of Beijing China Index and Shanghai JBT, which did not borrow any loan from us, the proceeds from the exercise of the call option will be transferred to us as designated by the respective PRC subsidiaries. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

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

Call Option Agreements

Pursuant to two call option agreements dated August 13, 2010, each of General Atlantic and Apax had granted Next Decade an option to purchase 987,656 Class A ordinary shares. The option would expire on the second anniversary of the closing of our initial public offering and may only be exercised in full, but not in part. The exercise price for the option was the initial public offering price plus 5.0% per annum of the initial public offering price. The number of shares subject to the option and the exercise price were subject to customary anti-dilution adjustments. The original call option agreements were amended on September 16, 2012 to extend the expiration date of the options to December 17, 2012. On November 20, 2012, pursuant to the terms of the amended call option agreements, Next Decade exercised its options to purchase an aggregate of 1,975,130 Class A ordinary shares from General Atlantic and Apax. On November 21, 2012, each of General Atlantic and Apax notified Next Decade that each of them would exercise its conversion rights (as defined in the amended call option agreements) to settle the transaction by cashless exercise. On November 27, 2012, the options were settled via cashless exercise pursuant to the conversion rights and each of General Atlantic and Apax transferred 698,160 Class A ordinary shares to Next Decade.

Investor’s Rights Agreement

In connection with the private placement by Telstra International in September 2010, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement.

Pursuant to the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax may also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees.

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

Related Party Loans

We did not have any related party loans outstanding and did not extend any loan to any related parties from 2012 up to the date of this report.

Other Related Party Transactions

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, provided training services to us in 2012, which primarily consisted of training programs to employees and customers in management skills and leadership, finance and accounting, product development, marketing and customer base analysis, and business strategies. We paid US$1.6 million to Wall Street Global Training Center, Inc. for such services in 2012. Mr. Mo, Shan Li and Quan Zhou are directors of Wall Street Global Training Center, Inc. Neither of Shan Li and Quan Zhou is an officer or employee of Wall Street Global Training Center, Inc.

We have allowed Wall Street Global Training Center, Inc. to use an office room of approximately 220 square feet in the former AIG training center in New York free of charge as the training classes were primarily provided in the same building. The estimated value of the free office space was approximately US$9,750 in 2012.

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period without consideration starting from March 1, 2012. Deemed rental expense of US$0.14 million and the corresponding shareholder contribution were included in our consolidated financial statements for 2012.

Stock Incentive Plan

See “Item 6. Directors, Senior Management and Employees—Compensation—Share Options.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has the discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”

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

In 2012, we declared a cash dividend of US$1.0 per share on our ordinary shares and paid US$131.0 million in cash dividend. In 2007, 2009 and 2011, we declared dividends of RMB350.0 million (US$47.9 million), RMB300.0 million (US$43.9 million) and US$154.5 million, respectively, to our shareholders. Our shareholders subsequently agreed to reduce the 2007 dividend to RMB300.0 million (US$41.1 million). As of December 31, 2012, all the declared dividends had been paid.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)	(US$)
2010 (from September 17)	23.88	15.28
2011	27.57	8.96
First Quarter	23.84	16.00
Second Quarter	27.57	14.96
Third Quarter	23.79	10.10
Fourth Quarter	14.84	8.96
2012	25.61	11.61
First Quarter	20.40	14.30
Second Quarter	19.54	13.59
Third Quarter	16.09	11.61
Fourth Quarter	25.61	15.90
October	19.68	15.90
November	21.85	17.05
December	25.61	21.58
2013
January	29.16	23.52
February	28.22	24.37
March	27.16	22.54
April (through April 2, 2013)	26.22	23.55

(1)	Trading prices for all periods represented through February 17, 2011 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for four Class A ordinary shares to one ADS for one Class A ordinary share effective February 18, 2011.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporated by reference into this annual report the description of our fifth amended and restated memorandum and articles of association contained in our current report on Form 6-K originally filed with the SEC on August 3, 2012. Our shareholders adopted our fifth amended and restated memorandum and articles of association by a special resolution on August 1, 2012.

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

In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. Circular 124 provides details of the procedures and documentation requirements. Pursuant to Circular 124, we must submit application to and obtain approval from authorized Chinese tax bureaus to enjoy the reduced withholding tax rate for our Hong Kong-incorporated holding companies with respect to the dividend income derived from the PRC subsidiaries.

In addition, SAT released Circular 601 in October 2009. Circular 601 provides guidance for the determination of “beneficial ownership” for the purpose of claiming benefits under double taxation arrangements by treaty residents in respect of articles of dividends, royalties and interest under double taxation arrangements. Under Circular 601, a “beneficial owner” shall generally engage in “substantive business activities” which is further referred to as manufacturing, trading and management activities under Article 1 of Circular 601. Circular 601 also sets forth several factors, the existence of which generally does not provide support that the treaty resident is a “beneficial owner.” The following are two of the unfavorable factors listed in Circular 601: the treaty resident does not have or almost does not have any other business activities besides ownership of the assets or rights that generate the income; where the treaty resident is a corporation, the amount of its assets, scale of operations and number of employees is limited and is not commensurate with the amount of its income. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner” under Circular 601.

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

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Therefore, if we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on an equity interest it directly owns in another resident enterprise. Therefore, it is possible that dividends we derive through our Hong Kong subsidiaries from our PRC subsidiaries would be tax exempt income under the New EIT Law if our Hong Kong subsidiaries are also deemed to be “resident enterprises.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends declared to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

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

Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued Circular 75 To further clarify and simplify the implementation of Circular 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, effective on July 1, 2011, and the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment or Circular 59, effective on December 17, 2012. Under Circular 75, Circular 19 and Circular 59, PRC residents, whether natural or legal persons, must register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE afterwards upon the occurrence of certain material capital changes. Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore entities that have made onshore investments in China in the past are required to complete the relevant registration procedures with local SAFE branches. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from offshore entities, such as inbound investments or shareholders loans, or capital outflow to offshore entities, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE has further clarified that the term “PRC residents” as used under Circular 75 refers to those who (i) have permanent residence in mainland China or will return to mainland China for permanent residence after temporary leave due to traveling, education, medical treatment, working, request for residence, and other reasons; (ii) hold “domestic-funding interests” in domestic entities; or (iii) are the ultimate holders of “foreign-fund interests” that have been converted from “domestic-funding interests.”

Because of uncertainty over how Circular 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. If SAFE determines that Circular 75 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 75 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 75. If Circular 75 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficiary owners to comply with Circular 75 could subject the relevant PRC residents or beneficiaries to penalties under PRC foreign exchange regulations, and could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

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

PRC Taxation

PRC Taxation Relating to Us and Our Corporate Group

We are a holding company incorporated in the Cayman Islands. We hold our equity interests in our subsidiaries in the PRC primarily through our subsidiary holding companies incorporated in Hong Kong. Our business operations are principally conducted through consolidated controlled entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC resident enterprise to non-PRC resident enterprise shareholders, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable tax treaties that reduce such rate. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. Accordingly, any dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries will likely be subject to a withholding tax at the rate of 5.0% under the Avoidance of Double Taxation Arrangement.

Pursuant to Circular 124, however, we must submit an application to and obtain approval from authorized Chinese tax bureaus to be able to claim the benefits of the Avoidance of Double Taxation Arrangement. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to relevant Chinese tax authorities together with relevant supporting documentation. Therefore, we must submit an application to and obtain approval from authorized Chinese tax bureaus to enjoy the reduced withholding tax for our Hong Kong-incorporated holding companies with respect to dividend income derived from our PRC subsidiaries.

In addition, in October 2009, SAT further issued Circular 601. According to Circular 601, non-resident enterprises which could not provide valid supporting documents as “beneficial owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries cannot be considered a “beneficial owner” under Circular 601.

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

Substantially all members of our management are currently located in China and we expect them to continue to be located in China for the foreseeable future. Consequently, we may be deemed to be a PRC tax resident enterprise and therefore be subject to an enterprise income tax rate of 25.0% on our worldwide income if no preferential tax treatment is applicable. According to the New EIT Law and its implementing rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on an equity interest it directly owns in another resident enterprise. Therefore, it is possible that the dividends we receive from our PRC subsidiaries would be tax-exempt income under the New EIT Law if our Company or our subsidiary holding companies through which we hold our equity interests in our PRC subsidiaries are deemed to be “resident enterprises.”

If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we paid to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.

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

In April 2010, SAT announced Circular 157 stating that enterprises recognized as “high and new technology enterprises” and eligible for the grandfathering treatments such as continuing their tax holiday under Circular 39 may choose (i) the reduced tax rate of 15.0% applicable to “high and new technology enterprises” or (ii) the remaining tax holiday based on the tax rates in the grandfather period as stated in Circular 39. They are not allowed to enjoy their remaining tax holiday based on the preferential tax rate for “high and new technology enterprises” of 15.0%. Circular 157 applies retroactively from January 1, 2008.

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

PRC Taxation Relating to Our Overseas Shareholders

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or our offshore subsidiary holding companies through which we indirectly hold our equity interests in our PRC subsidiaries are considered to be PRC resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders who are non-resident enterprises or individuals as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at the rates of 10.0% and 20.0%, respectively, unless a reduced rate is provided under the applicable double tax treaty. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax). This discussion also does not address any state, local or non-U.S. tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ordinary shares or ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	certain former citizens or long-term residents of the United States;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

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

Dividends on Ordinary Shares or ADSs. Subject to the passive foreign investment company, or PFIC, discussion below, if we do make distributions and you are a U.S. holder, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs are generally treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. If you are a non-corporate U.S. holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions paid on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate as long as our ADSs continue to be readily tradable on the New York Stock Exchange. Based on existing guidance, it is not clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares are not themselves listed on a U.S. exchange. If, however, we are treated as a PRC “resident enterprise” under PRC law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, in which case dividends paid on our ordinary shares and ADSs would both be treated as qualified dividends (subject to the relevant holding period requirements). You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. holders, as “general category income” for foreign tax credit limitation purposes. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” the income tax treaty between the United States and the PRC may apply, in which case you may elect to treat such gains as arising from sources within the PRC for foreign tax credit limitation purposes. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

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

To compute the tax on excess distributions or any gain, (1) the excess distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we first became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the excess distribution or gain that is allocated to such period. In addition, if we are a PFIC or were in the year prior to a distribution, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “—U.S. Federal Income Taxation—Dividends on Ordinary Shares or ADSs” section above.

We will be classified as a PFIC in any taxable year if, after the application of certain look-through rules, either: (1) 75.0% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties), or (2) the average percentage value (determined on a quarterly basis) of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50.0% of the value of our total assets. For purposes of the asset test, any cash, cash equivalents, cash invested in short-term, interest bearing, debt instruments, or bank deposits, and any other current asset that is readily convertible into cash, will generally count as a passive asset.

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2012 taxable year or that we are likely to become one in any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Despite our expectations, there can be no assurance that we will not be a PFIC in any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with us.

If we are a PFIC in any year, as a U.S. holder, you will generally be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs. In addition, recently enacted legislation will require you, as a U.S. holder, to file an annual information return containing such information as the Secretary of the Treasury may require. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. As a result, if we are a PFIC in any year, so long as the ADSs are and remain “marketable,” you will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any income resulting from this election and any gain realized on a sale of such stock will generally be taxed at ordinary income rates and will not be eligible for the reduced rates of tax applicable to qualified dividend income or long-term capital gain. Any ordinary losses will be limited to the extent of the amount, if any, of previously included income as a result of the mark-to-market election, reduced by such losses recognized in prior years. Your basis in the ADSs will be adjusted to reflect any such income or loss. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election. Accordingly, you will not be able to make or maintain a QEF election with respect to your ADSs or ordinary shares.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable year as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, if you are an individual, estate or trust whose income exceeds certain thresholds, you will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from, the sale or other taxable disposition of, your ordinary shares or ADSs, subject to certain limitations and exceptions.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

You may be required to report information with respect to your ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. In general, if you hold specified “foreign financial assets” (which generally would include ordinary shares or ADSs) with an aggregate value exceeding $50,000, you will be required to report information about those assets on IRS Form 8938, which must be attached to your annual income tax return. Higher asset thresholds apply if you file a joint tax return or reside abroad. If you fail to report required information, you could become subject to substantial penalties. You should consult your own tax advisor regarding your obligation to file IRS Form 8938.

You should consult your own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and any estate, gift, and inheritance laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-169170), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-169176) with respect to our ADSs, as amended. We have also filed with the SEC a Form S-8 (File Number 333-173157) with respect to our ADSs, as amended. In addition, we have filed with the SEC our registration statement on Form F-3 (File Number 333-181407), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs.

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

The following discussion should be read in conjunction with Notes 1, 2 and 12 to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2010, 2011 and 2012, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$3.3 million, US$6.6 million and US$9.1 million lower for the years ended December 31, 2010, 2011 and 2012, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2010, 2011 and 2012. We generally do not require collateral for accounts receivable.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. In April and May 2012, we received US$1.5 million (after tax) reimbursement from our depositary for our expenses incurred in connection with investor relationship programs related to ADS facility and the travel expenses of our key personnel in connection with such programs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As previously reported in our Annual Report on Form 20-F for the year ended December 31, 2010, our chief executive officer and our chief financial officer had concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective based on the following reason. In connection with the audit of our financial statements for the year ended December 31, 2010, our independent registered public accounting firm, Ernst & Young Hua Ming LLP, identified the following as a material weakness involving internal control over financial reporting: we did not have sufficient accounting personnel with an appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting matters to properly identify, analyze and conclude on accounting issues and to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The following specific remedial actions were initiated and completed during 2011 to address the material weakness in our internal control over financial reporting:

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

As a result of these remedial actions, we believe that the material weakness identified above have been remediated. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. During 2012, we implemented and strengthened a number of our internal control measures to improve and address deficiencies in our controls. Our management has concluded that our internal control over financial report was effective as of December 31, 2012.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. This code is publicly available on our website at ir.soufun.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2011 and December 31, 2012:

	2011	2012
	(U.S. dollars in thousands)
Audit fees(1)	928	977
Audit-related fees(2)	—	151
Tax Fees(3)	55	43
Total	983	1,171

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with SEC filings.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this annual report:

Exhibit No.	Description of Exhibit

1.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on August 3, 2012).

2.1	Specimen ordinary share certificate (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

2.2	Specimen American depositary receipt (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.3	Form of Deposit Agreement (incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-169176) filed with the SEC on September 2, 2010).

2.4	Form of Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-169176) filed with the Securities and Exchange Commission on January 31, 2011).

2.5	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) of Form F-6 (File No. 333-181415) filed with the Securities and Exchange Commission on May 15, 2012).

Certain instruments which define rights of holders of long-term debt of SouFun and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SouFun and its subsidiaries. We will furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

4.1	Shareholders’ Agreement, dated August 31, 2006 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.2	Stock Related Award Incentive Plan of 1999 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.3	2010 Stock Incentive Plan (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.4	Investor’s Rights Agreement among the Registrant, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.5	Options Exercise Agreement among Telstra International, the Registrant and Mr. Mo, dated August 12, 2010 (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.6	Form of Employment Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.7	Form of Indemnification Agreement (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.8	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.8.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.9	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.9.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.

4.10	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.10.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.11	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.11.1*	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

4.12	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.12.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.

4.13	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.13.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited.

4.14	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.14.1*	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited.

4.15	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.15.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on April 26, 2012).

4.16*	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Beijing China Index Information Co., Ltd. and Beijing SouFun Network Technology Co., Ltd.

4.17*	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internent Information Service Co., Ltd., Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. and Beijing SouFun Network Technology Co., Ltd.

4.18*	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mo Tianquan, Dai Jiangong, Beijing Yi Ran Ju Ke Technology Development Co., Ltd. and SouFun Media Technology (Beijing) Co., Ltd.

4.19*	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Litmited, Mo Tianquan, Dai Jiangong, Beijing SouFun Internent Information Service, Co., Ltd. and Beijing SouFun Network Technology Co., Ltd.

4.20	Web Promotion Technical Service Contract, dated April 23, 2010, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd. and SouFun Media (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.21	Individual Entrustment Loan Agreement, dated November 5, 2009, between CNED Hengshui Zhongcheng Wanyuan Home Co., Ltd., as borrower, and Bank of Communications, as lender, with SouFun Media, as principal (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.22	Web Promotion Technical Service Contract, dated July 16, 2010, between Beijing Wei Ye Hang Real Estate Agency Co., Ltd. and Beijing SouFun Technical Development Co. Ltd. (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.23	Indemnity Agreement among Mr. Mo, CNED Hengshui Zhengcheng Wanyuan Home Co., Ltd. and the Registrant (incorporated by reference to Registration Statement on Form F-1 (Registration No. 333-169170) filed with the SEC on September 2, 2010).

4.24	Purchase and Sale Agreement between Sahn Eagle LLC and SouFun Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on June 10, 2011).

4.25	Purchase and Sale Agreement between Sahn Eagle LLC and Wall Street Global Training Center, Inc. (incorporated by reference to Exhibit 4.21.1 of Amendment No. 2 to our Annual Report 20-F (file no. 001-34862) filed with the SEC on November 8, 2012).

4.26	Assignment and Assumption of Purchase and Sale Agreement between Wall Street Global Training Center, Inc. and Best Work Holdings (New York) LLC. (incorporated by reference to Exhibit 4.21.2 of Amendment No. 2 to our Annual Report 20-F (file no. 001-34862) filed with the SEC on November 8, 2012)

4.27	Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel between Beijing Hengxinjiahua Investment Consultancy Limited and Beijing Li Tian Rong Ze Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on April 26, 2012).

4.28	Translation of Overseas Training Agreement between Soufun Holdings Limited and Wall Street Global Training Center, Inc. (incorporated by reference to Exhibit 4.23 of Amendment No. 3 to our Annual Report 20-F (file no. 001-34862) filed with the SEC on December 4, 2012).

4.29*	Translation of Equity Transfer Agreement between China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., and Shanghai Guiling Industrial Co., Ltd.

4.30*	Translation of Supplemental Agreement between China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., and Shanghai Guiling Industrial Co., Ltd.

4.31*	Translation of Three-Party Supplemental Agreement among China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., Shanghai Guiling Industrial Co., Ltd., and Beijing SouFun Network Technology Co., Ltd.

8.1*	List of Subsidiaries and Consolidated Affiliated Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming LLP.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: April 3, 2013

SOUFUN HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 3, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SouFun Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, SouFun Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SouFun Holdings Limited as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of SouFun Holdings Limited and our report dated April 3, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 3, 2013

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States dollar (“US$”), except for number of shares)

		As of December 31,
	Notes	2011	2012
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		150,414	118,167
Restricted cash, current	12	35,814	—
Short-term investments	4	8,592	26,841
Accounts receivable (net of allowance of US$9,217 and US$12,122 as of December 31, 2011 and 2012, respectively)	5	27,697	30,029
Funds receivable		—	7,600
Prepayments and other current assets	6	9,695	9,226
Loans receivable	7	26,143	—
Amounts due from a related party	19	1,595	—
Deferred tax assets, current	17	1,602	2,734

Total current assets		261,552	194,597

Non-current assets:
Property and equipment, net	8	68,064	79,564
Restricted cash, non-current	12	247,631	391,416
Deferred tax assets, non-current	17	1,407	1,723
Deposit for non-current assets	9	—	8,750
Prepayment for BaoAn acquisition	10	—	111,367
Other non-current assets	11	1,717	13,744

Total non-current assets		318,819	606,564

Total assets		580,371	801,161

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States dollar (“US$”), except for number of shares)

		As of December 31,
	Notes	2011	2012
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	12	255,570	270,670
Deferred revenue (including deferred revenue of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$12,099 and US$19,891 as of December 31, 2011 and 2012, respectively)		61,208	65,871
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$31,510 and US$43,170 as of December 31, 2011 and 2012, respectively)	13	52,490	89,306

Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$9,586 and US$8,926 as of December 31, 2011 and 2012, respectively)	14	12,412	18,449
Dividend payable	15	51,969	—
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$5,305 and US$12,287 as of December 31, 2011 and 2012, respectively)	17	16,158	23,659

Total current liabilities		449,807	467,955

Non-current liabilities:
Long-term loans	12	—	80,750
Deferred tax liabilities, non-current	17	38,581	64,947

Total non-current liabilities		38,581	145,697

Total liabilities		488,388	613,652

Commitments and contingencies	21

Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 53,813,918 shares and 56,013,735 shares issued and outstanding as at December 31, 2011 and 2012, respectively	16	6,908	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2011 and 2012, respectively	16	3,124	3,124
Additional paid-in capital		49,838	69,637
Accumulated other comprehensive income		21,853	23,974
Retained earnings		10,185	82,952

Total SouFun Holdings Limited shareholder’s equity		91,908	186,879
Noncontrolling interests		75	630

Total shareholders’ equity		91,983	187,509

Total liabilities and shareholders’ equity		580,371	801,161

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of United States dollar (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2010	2011	2012
		US$	US$	US$

Revenues
Marketing services (including related party amount of US$375, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively)		167,711	246,634	249,861
E-commerce services		—	24,170	102,162
Listing services		40,355	67,125	72,874
Other value-added services		3,001	5,897	5,361
Other value-added products		13,423	—	—

Total gross revenues		224,490	343,826	430,258

Cost of revenues
Cost of services		(49,120)	(66,571)	(80,863)
Cost of other value-added products		(12,891)	—	—

Total cost of revenues		(62,011)	(66,571)	(80,863)

Gross profit		162,479	277,255	349,395

Operating expenses:
Selling expenses		(42,512)	(67,207)	(80,056)
General and administrative expenses (including related party amount of nil, US$455 and US$1,737 for the years ended December 31, 2010, 2011 and 2012, respectively)		(41,547)	(69,611)	(70,780)

Operating income		78,420	140,437	198,559

Foreign exchange (loss) gain		(462)	1	90
Interest income (including related party amount of US$305, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively)		2,390	10,483	19,406
Interest expenses		—	(4,026)	(11,630)
Realized gain—trading securities	4	282	263	—
Government grants		740	1,399	1,298
Other-than-temporary impairment on available-for-sale security	4	—	(4,343)	(14)

Income before income taxes and noncontrolling interests		81,370	144,214	207,709

Income tax expenses	17	(18,222)	(42,617)	(55,905)

Net income		63,148	101,597	151,804

Net income (loss) attributable to noncontrolling interests		40	(28)	(6)
Net income attributable to SouFun Holdings Limited’s shareholders		63,108	101,625	151,810

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

(Amounts in thousands of United States dollar (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2010	2011	2012
		US$	US$	US$
Other comprehensive income, net of tax
Foreign currency translation adjustments		5,344	10,839	1,378
Unrealized (loss) gain on available-for-sale security		(721)	—	743
Reclassification adjustment for loss included in net income		—	721	—

Other comprehensive income, net of tax		4,623	11,560	2,121

Comprehensive income		67,771	113,157	153,925

Comprehensive income (loss) attributable to noncontrolling interests	16	40	(28)	(6)
Comprehensive income attributable to SouFun Holdings Limited’s shareholders		67,731	113,185	153,931

Earnings per share for Class A and Class B ordinary shares
Basic	23	0.85	1.33	1.96
Diluted	23	0.79	1.24	1.85

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	23	74,683,593	76,492,272	77,365,156
Diluted	23	80,220,633	82,215,832	81,924,565

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States dollar (“US$”))

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	63,148	101,597	151,804
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	5,075	7,170	7,149
Depreciation of property and equipment	2,378	4,100	6,376
Deferred tax expenses	2,601	27,680	24,867
Allowance for doubtful accounts	6,775	16,368	12,339
Unrealized foreign exchange loss	483	—	—
Other-than-temporary impairment on available-for-sale security	—	4,343	14
Amortization of loan origination costs	—	1,280	2,558
Deemed rental expense (Note 19(b))	—	—	142

Changes in operating assets and liabilities:
Accounts receivable	(14,608)	(19,817)	(14,600)
Funds receivable	—	—	(7,600)
Inventories	4,559	—	—
Prepayments and other current assets	(8,425)	2,386	1,266
Other non-current assets	(896)	(172)	(12,009)
Amounts due from a related party	—	(1,595)	1,595
Accrued expenses and other liabilities	7,987	381	27,032
Deferred revenue	26,399	205	4,510
Income tax payable	11,034	1,363	7,452
Customers’ refundable fees	—	12,412	5,998

Net cash generated from operating activities	106,510	157,701	218,893

The accompanying notes are an integral part of the consolidated financial statement.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States dollar (“US$”))

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(89,495)	(204,173)	(49,260)
Acquisition of trading securities	(7,550)	—	—
Acquisition of available-for-sale security	(5,000)	—	—
Loans to third parties	(10,508)	(14,800)	—
Proceeds from collection of loans to third parties	—	—	26,143
Proceeds from maturity of trading securities	—	7,550	—
Proceeds from maturity of fixed-rate time deposits	68,892	250,816	31,781
Acquisition of property and equipment	(5,630)	(60,115)	(18,115)
Prepayment for BaoAn acquisition	—	—	(111,367)
Proceeds from disposal of property and equipment	147	491	274
Deposit for non-current assets	(4,600)	—	(8,750)
Change in amounts due from related parties	7,648	—	—

Net cash used in investing activities	(46,096)	(20,231)	(129,294)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	310	5,981	16,681
Proceeds from initial public offering	10,494	—	—
Proceeds from issuance of a PRC Domestic Entity’s subsidiary’s share	—	—	636
Loan from noncontrolling interests			5,728
Proceeds from short-term loans	3,600	255,570	46,000
Proceeds from long-term loans	—	—	80,750
Repayment of short-term loans		(3,600)	(30,900)
Payment for loan origination costs	—	(2,079)	(3,338)
Payment of dividends	—	(142,214)	(131,012)
Changes in restricted cash	—	(277,320)	(107,145)

Net cash generated from (used in) financing activities	14,404	(163,662)	(122,600)

Exchange rate effect on cash and cash equivalents	4,463	5,086	754

Net increase (decrease) in cash and cash equivalents	79,281	(21,106)	(32,247)

Cash and cash equivalents at beginning of year	92,239	171,520	150,414

Cash and cash equivalents at end of year	171,520	150,414	118,167

Supplemental schedule of cash flow information:
Income tax paid	3,955	10,629	13,187
Interest paid	—	2,224	8,959
Acquisition of property and equipment through utilization of deposits	—	4,600	—
Non-monetary exchange of services for prepaid cards	13,739	—	—

The accompanying notes are an integral part of the consolidated financial statement.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollar (“US$”) except for number of shares)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Non-controlling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized loss on available-for-sale security	Total

Balance as of December 31, 2009	48,633,888	25,298,329	9,489	9,279	5,670	—	5,670	—	63	24,501

Net income for the year	—	—	—	—	—	—	—	63,108	40	63,148
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	5,344	—	5,344	—	—	5,344
Unrealized loss on available-for-sale security	—	—	—	—	—	(721)	(721)	—	—	(721)
Share-based compensation	—	—	—	16,204	—	—	—	—	—	16,204
Initial public offering of ordinary shares	987,656	—	127	10,367	—	—	—	—	—	10,494
Exercise of share options	1,145,882	—	148	160	—	—	—	—	—	308
Effect on fixed exchange rate of dividends to shareholders	—	—	—	3,389	—	—	—	—	—	3,389

Balance as of December 31, 2010	50,767,426	25,298,329	9,764	39,399	11,014	(721)	10,293	63,108	103	122,667

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollar (“US$”) except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Noncontrolling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized loss on available-for- sale security	Total
Balance as of December 31, 2010	50,767,426	25,298,329	9,764	39,399	11,014	(721)	10,293	63,108	103	122,667
Transfer of shares from Class B to Class A	1,151,679	(1,151,679)
Net income for the year	—	—	—	—	—	—	—	101,625	(28)	101,597
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	10,839	—	10,839	—	—	10,839
Reclassification adjustment for loss included in net income	—	—	—	—	—	721	721	—	—	721
Share-based compensation	—	—	—	7,170	—	—	—	—	—	7,170
Issuance of ordinary shares (Note 18)	704	—	—	6	—	—	—	—	—	6
Exercise of share options	1,894,109	190,000	268	3,263	—	—	—	—	—	3,531
Dividends declared (US$1 per Class A and Class B ordinary share; US$106,065 to Class A ordinary shareholders and US$48,483 to Class B ordinary shareholders)	—	—	—	—	—	—	—	(154,548)	—	(154,548)

Balance as of December 31, 2011	53,813,918	24,336,650	10,032	49,838	21,853	—	21,853	10,185	75	91,983

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollar (“US$”) except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Noncontrolling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized gain on available-for- sale security	Total

Balance as of December 31, 2011	53,813,918	24,336,650	10,032	49,838	21,853	—	21,853	10,185	75	91,983
Net income for the year	—	—	—	—	—	—	—	151,810	(6)	151,804
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	1,378	—	1,378	—	—	1,378
Unrealized gain on available-for-sale security	—	—	—	—	—	743	743	—	—	743
Contribution by noncontrolling interests	—	—	—	—	—	—	—	—	636	636
Contribution from shareholder (Note 19(b))	—	—	—	142	—	—	—	—	—	142
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(75)	(75)
Share-based compensation	—	—	—	7,149	—	—	—	—	—	7,149
Exercise of share options	2,199,817	—	284	12,508	—	—	—	—	—	12,792
Dividends declared (US$1 per Class A and Class B ordinary share; US$54,706 to Class A ordinary shareholders and Class B ordinary share and US$24,337 to Class B ordinary shareholders)	—	—	—	—	—	—	—	(79,043)	—	(79,043)

Balance as of December 31, 2012	56,013,735	24,336,650	10,316	69,637	23,231	743	23,974	82,952	630	187,509

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries (the “WOFEs”), entities controlled through contractual arrangements (the “PRC Domestic Entities”) and the PRC Domestic Entities’ subsidiaries. The Company, its subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of marketing services, e-commerce services, listing services and other value-added services and products to the real estate and home furnishing industries in the People’s Republic of China (the “PRC”). Details of the Company’s subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2012 are as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Selovo Investments Limited (“Selovo”)	August 10, 2007	British Virgin Islands (“BVI”)	100%	Investment holding

Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding

China Index Academy Limited (formerly known as “Max Impact”)	October 26, 2007	Hong Kong	100%	Investment holding

Bravo Work Investments Llimited (“Bravo Work”)	October 29, 2007	Hong Kong	100%	Investment holding

SouFun International Limited (formerly known as “China Index”)	August 7, 2000	Hong Kong	100%	Investment holding

China Home Holdings Limited (“China Home”)	April 16, 2010	Cayman Islands	100%	Investment holding

China Home Holdings (BVI) Limited (“China Home(BVI)”)	April 16, 2010	BVI	100%	Investment holding

China Home Holdings (HK) Limited (“China Home(HK)”)	May 12, 2010	Hong Kong	100%	Investment holding

China Real Estate Agent University (“China Real Estate”)	May 12, 2010	Hong Kong	100%	Investment holding

Wall Street Index Research Center LLC (“Wall Street”)	November 1, 2011	New York	100%	Investment holding

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

China Property Holdings Limited (“China Property”)	April 26, 2011	Cayman Islands	100%	Investment holding

China Property Holdings (BVI) Limited (“China Property(BVI)”)	April 26, 2011	BVI	100%	Investment holding

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	100%	Investment holding

Best Scholar Holdings Limited (“Best Scholar”)	July 1, 2011	BVI	100%	Investment holding

Best Scholar Holdings (Delaware) Limited (“Best Scholar (Delaware)”)	March 3, 2011	Delaware	100%	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	New York	100%	Investment holding

Sou You Tian Xia Holdings Limited (“Sou You Tian Xia”)	August 31, 2011	Cayman Islands	100%	Investment holding

Sou You Tian Xia Holdings (BVI) Limited (“Sou You Tian Xia (BVI)”)	August 31, 2011	BVI	100%	Investment holding

Sou You Tian Xia Holdings (HK) Limited (“Sou You Tian Xia (HK)”)	September 28, 2011	Hong Kong	100%	Investment holding

Beijing Tuo Shi Huan Yu Network Technology Co.,Ltd. (“BeijingTuoShi”)	March1,2011	PRC	100%	Provision of technology and information consultancy services
Beijing Jia Shang Li Nian Network Technology Co., Ltd. (“Beijing Jia Shang”)	June 9, 2011	PRC	100%	Provision of technology and information consultancy services
Beijing Sou You Tian Xia Network Technology Co., Ltd. (“Beijing Sou You Tian Xia”)	May 24, 2012	PRC	100%	Provision of technology and information consultancy services
Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services
Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services
Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	January 1, 2011	PRC	100%	Provision of technology and information consultancy services
Shanghai SouFun Information Co., Ltd. (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services
SouFun Information (Shenzhen) Co., Ltd. (“SouFun Shenzhen”)	June 23, 2000	PRC	100%	Provision of technology and information consultancy services
SouFun Information (Tianjin) Co., Ltd. (“SouFun Tianjin”)	March 2, 2001	PRC	100%	Provision of technology and information consultancy services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities
Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	March 1, 2012	PRC	100%	Provision of technology and information consultancy services
SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information consultancy services
Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd., (“Zhongzhi Xun Bo”)	January 6, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services, listing services and e-commerce services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services and products

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Nil	Provision of marketing services and listing services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services and products

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services
Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing YiRanJuKe”)	September 10, 2011	PRC	Nil	Provision of marketing services and listing services

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze Wan Jia”)	December 1, 2012	PRC	Nil	Provision of marketing services and listing services

Guangxi Overseas Talent Industrial Park Investment Co., Ltd. (“Guangxi Overseas Talent”)	December 1, 2012	PRC	Nil	Investment, management and operation of industrial park

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries. The equity interests of the PRC Domestic Entities are legally held directly by Tianquan Vincent Mo, Director of the Company, and Jiangong Dai, President of the Company. The effective control of the PRC Domestic Entities is held by the Company through three of its WOFEs, namely SouFun Network, SouFun Media and Beijing Hong An, as a result of a series of standardized contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, “Consolidation: Overall”.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following is a summary of the standardized Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The Company, through the WOFEs, provides the following exclusive technical services to the PRC Domestic Entities: i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and ii) technical information technology system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Operating Agreements

Pursuant to the operating agreements, the PRC Domestic Entities will appoint or remove their directors and executive officers based on instruction from the WOFEs. In addition, the WOFEs possess the rights to control the daily operation and to make management decisions for the PRC Domestic Entities. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Equity Pledge Agreements, Shareholders Proxy Agreements and Exclusive Call Option Agreements

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

The Company or any third party designated by the Company has the exclusive right to acquire from the legal shareholders their entire respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The agreements have a term of ten years and can be extended indefinitely at the sole discretion of the WOFEs.

Each PRC Domestic Entity and its legal shareholders have also agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

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

Supplementary Agreements

In addition to the above contractual agreements, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the WOFEs, the PRC Domestic Entities and their shareholders. While this supplementary agreement was signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. All provisions in the supplementary agreement have been incorporated into the standardized contractual agreements signed subsequent to March 2010. Pursuant to the supplementary agreement:

•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;

•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;

•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;

•	the legal shareholders agree to remit any dividends, received from the PRC Domestic Entities, to the WOFEs; and

•	the PRC Domestic Entities are obligated to transfer their entire retained earnings after deduction of PRC income tax to the WOFEs in the form of a donation upon the WOFEs’ request.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Furthermore, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2013 to memorialize the following term previously agreed between the WOFEs and the PRC Domestic Entities when entering into the Exclusive Call Option Agreements:

•

the legal shareholders agree to remit the purchase consideration received from the WOFEs upon exercise of the exclusive right to acquire the equity interests in the PRC Domestic Entities back to the company as designated by the WOFEs.

Through the design of the aforementioned agreements, the shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of residual returns from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the three WOFEs have been determined to be the primary beneficiary of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation SX-3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The carrying amounts of the assets, liabilities and the results of operations of the PRC Domestic Entities and PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income are as follows:

	As of December 31,
	2011	2012
	US$	US$
Total assets	341,826	467,851
Current	89,406	80,242
Non-current	252,420	387,609

Total liabilities	206,138	272,302
Current	206,138	272,302
Non-current	—	—

Net assets	135,688	195,549

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Total revenues	129,448	121,349	157,859
Net income	58,978	35,457	58,898

As of December 31, 2012, except for the restricted cash of US$391,416 pledged to secure bank borrowings of the Company (Note 12), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

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

The Company’s working capital deficiency as of December 31, 2012 was US$273,358. This was primarily caused by bank borrowings of US$270,670 being classified as current liabilities as they are repayable on demand, whilst cash deposits of US$296,023 that were pledged with the financial institutions being classified as non-current assets as they have terms of more than one year. As such, continued operation of the Company is dependent upon the Company’s ability to raise additional capital, obtain financing or to improve future operations. The Company believes that the following factor would provide sufficient liquidity to finance the Company’s anticipated working capital and capital expenditure requirements for the next twelve months.

•

The Company obtained written confirmations from the respective banks that the cash deposits pledged for the bank borrowings will be released at any time the loans are required to be settled by the Company; and

•	The Company’s continuous net cash inflows from operating activities.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations in the next twelve months. As a result, management believes it is appropriate to prepare these consolidated financial statements on the basis that the Company will continue as a going concern and thus these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might have been necessary should the Company not be able to continue in existence as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, fair value of the trading and available-for-sale securities and uncertain income tax positions. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the PRC Domestic Entities in which the Company, through its WOFEs, has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company, through its WOFEs, demonstrates its ability to control the PRC Domestic Entities through the WOFEs’ rights to all the residual benefits of the PRC Domestic Entities and the WOFEs’ obligation to fund losses of the PRC Domestic Entities, then the entity is included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and the PRC Domestic Entities have been eliminated in consolidation.

On February 8, 2012, the Company disposed its 90% equity interest in Beijing SouFun Information Consultancy Co., Ltd. (“Beijing Information”) to an unrelated party for nil consideration. Beijing Information was dormant at the time of disposal. Since the Company transferred all of Beijing Information’s assets and liabilities to another subsidiary prior to the disposal, Beijing Information did not meet the definition of a discontinued operation under ASC 205, “Presentation of Financial Statements—Discontinued Operation”, as Beijing Information’s operations and cash flows have not been eliminated from the ongoing operations of the Group.

Immediately upon the completion of the disposal, Beijing Information was deconsolidated from the Group. As there was no difference between the fair value of consideration received for the disposal and the carrying amounts of the assets and liabilities, no gain or loss was recognized in the Company’s consolidated statements of comprehensive income for the year ended December 31, 2012.

Changes in Presentation of Comparative Information

Beginning January 1, 2012, the Company reclassified revenue from SouFun membership services, which represent arrangements with real estate developers in which the Company charges its customers Renminbi (“RMB”) 5,000.00 to RMB 20,000.00 in order for them to purchase specified properties from the real estate developers at a discount greater than the face value of the fees charged by the Company, from “Other value-added services” to “E-commerce services” in its consolidated statements of comprehensive income. The reclassification provides better operating information and is in line with the current development of the Group’s business. The change in presentation has been applied retrospectively to all periods presented.

In addition, certain comparative amounts have been reclassified to conform with the current year’s presentation.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transactions

The functional currency of the Company and its overseas subsidiaries outside of the PRC is the United States dollar (“US$”). The Company’s PRC subsidiaries and PRC Domestic Entities determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The Company uses US$ as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income.

The assets and liabilities of the Company’s PRC subsidiaries and PRC Domestic Entities are translated into US$ at the exchange rates prevailing at the balance sheet date. The consolidated statements of comprehensive income of these entities are translated into US$ at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

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

Restricted Cash

Restricted cash represents cash pledged to the financial institutions as collateral for the Company’s bank loans (Note 12).

Short-term Investments

All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value. The Company accounts for its investments in accordance with ASC 320-10, “Investments-Debt and Equity Securities: Overall”. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Impairment loss of nil, US$4,343 and US$14 was recognized for the years ended December 31, 2010, 2011 and 2012, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Allowance for Doubtful Accounts

The Company considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Funds Receivable

Funds receivable represents cash from SouFun membership services due from a third-party payment service provider for clearing transactions. The Company carefully considers and monitors the credit worthiness of the third-party payment service provider used.

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2012, no allowance for doubtful accounts was provided for the funds receivable.

Loans Receivable

Loans receivable represents temporary funding provided by the Group to third parties. Interest income is included in the statements of comprehensive income when earned. As of December 31, 2012, all loans receivable had been fully collected.

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or economic lives	—
Buildings	12 -28 years	—

Land is stated at cost and is not depreciated.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recognized for any of the years presented.

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, funds receivable, loans receivable, amounts due from a related party, short-term investments, including fixed-rate time deposits and available-for-sale security, short-term loans and long-term loans. As of December 31, 2011 and 2012, the carrying values of these financial instruments, other than the available-for-sale security and long-term loans, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale security was recorded at fair value at each reporting date. The carrying value of the long-term loans approximates their fair value, as they bear interest at rates determined based on the prevailing interest rates in the market.

The Company applies ASC 820-10, “Fair Value Measurements and Disclosures: Overall”, in measuring fair value. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The Company measures its available-for-sale security at fair value using quoted prices from the active market.

Assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 are summarized below:

	Fair Value Measurement at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2012
	US$	US$	US$	US$

Available-for-sale security	1,386	—	—	1,386

	Fair Value Measurement at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2011
	US$	US$	US$	US$

Available-for-sale security	657	—	—	657

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are derived from online marketing services, e-commerce services, listing services and other value-added services and products. Revenue for each type of service and product sales is recognized only when the following criteria are met: a) persuasive evidence of an arrangement exists; b) price is fixed or determinable; c) delivery of services has occurred; and d) collectability is reasonably assured.

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

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of the Group’s websites and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenue is recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605-10, “Revenue Recognition: Overall”.

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

Marketing Services (continued)

Subsequent to the adoption of ASU 2009-13, the Company accounts for each deliverable in the arrangement as separate unit of accounting. Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based in its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the Company’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Company considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically. For the contracts entered into prior to December 31, 2010 without material modification in 2011, the Company continued to recognize revenue on a straight-line basis over the performance period of the last deliverable.

The Company updated the BESP for each deliverable during the year ended December 31, 2012. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services

E-commerce service revenue consists of revenue derived from:

1) SouFun membership services

Commencing in 2011, the Company enters into arrangements with real estate developers, pursuant to which the Company charges its customers RMB5,000.00 to RMB20,000.00 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Company are refundable before a purchase of the specified properties at a discount is made by the customers. Revenue is recognized by the Company when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as customers’ refundable fees.

2) Online marketplace platform

Commencing in 2011, the Company operates (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enable third-party merchants to transact with customers online. The Company earns a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed.

When a customer places his or her order for home furnishing products with a third-party merchant through the Company’s marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through the Company’s online payment platform. The sales transaction is completed and the Company recognizes the commission earned as e-commerce services revenue upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through the Company’s marketplace and online payment platforms.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Listing Services

Listing service revenue consists of revenues derived from both basic listing services and special listing services.

The Group’s basic and special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

1) Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605-25, revenue is recognized ratably over the duration of the service period as the basic listing services are being delivered.

2) Special listing services

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

As the Offline Services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25, whereby revenue is recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

Other Value-added Services and Products

Commencing in 2009, the Group provided marketing services to home decoration vendors in exchange for prepaid cards issued by the vendors. The significant terms of these transactions are stated in written contracts which are signed by the Group and the customers. The prepaid cards contain monetary values of varying denomination from RMB20.00 to RMB2,000.00 that can be used to purchase certain products from the vendors’ specified stores. The prepaid cards are not redeemable for cash from the vendors. The Group sells the prepaid cards, typically at a discount to their stated monetary value, to external parties. The exchange of marketing services for prepaid cards is accounted for in accordance with ASC 845, “Nonmonetary Transactions”. In accordance with ASC 845-10-30, the nonmonetary transaction is measured based on fair value of the assets (or services) involved. The fair value of the services to be provided is not determinable within a reasonable range because the service fees received have historically varied widely. The fair value of the prepaid cards is determinable by reference to the historical cash proceeds received upon the sale of such cards to customers. The Company reassesses its fair value estimate periodically to reflect changes experienced in the selling prices of the prepaid cards. Service revenue from this exchange is measured based on the fair value of the prepaid cards received and is recognized in accordance with the revenue model stated above in “Marketing services”. Revenue from sales of prepaid cards is recognized when the prepaid cards are delivered to the customers and cash is received. The Group ceased the sale of other value-added products in 2011.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Value-added Services and Products (continued)

The Company generates revenues from other value-added services including subscription services for access to the Company’s information database and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to the Company’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.

The Company’s business is subject to BT, VAT, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such BT, VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. BT, VAT and related surcharges and cultural construction fees for the years ended December 31, 2010, 2011 and 2012 were US$17,103, US$21,118 and US$28,901, respectively.

All service fees and prepaid cards received in advance of the provision of services are initially recorded as deferred revenue and subsequently recognized as revenue when the related services are performed by the Company.

Cost of Revenues

Cost of revenues consists of employee costs, BT, VAT and surcharges, server and bandwidth leasing fees and other direct costs incurred in providing the related services and sales of products. These costs are expensed when incurred.

In addition, cost of revenues includes the 5% BT or 6% of VAT for the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2010, 2011 and 2012, the advertising expenses were US$3,666, US$5,130 and US$6,525, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company had no capital leases for any of the years presented.

Income Taxes

The Group follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company applies ASC 740-10, “Income taxes: Overall”, to account for uncertainties in income taxes. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 are classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740-10, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Group’s estimated liability for unrecognized tax benefits, which is included in “accrued expenses and other liabilities”, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based Compensation

The Company’s employees and directors participate in the Company’s share-based award incentive plan which is more fully discussed in Note 18. The Company applies ASC 718, “Compensation-Stock Compensation”, to account for its employee share-based payments. There have been no share-based payments made to non-employees for any of the years presented.

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

Meanwhile, the Company uses the accelerated attribution method for equity awards with performance conditions on a tranche-by-tranche basis based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

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

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on our consolidated balance sheets, includes the cumulative foreign currency translation adjustments and unrealized (loss) gain on available-for-sale security.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of ASU 2013-2 will have a significant effect on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable and funds receivable. As of December 31, 2012, substantially all of the Company’s cash, restricted cash and short-term investments in the form of fixed-rate time deposits were deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring of outstanding balances.

Funds receivable represent amounts due from an individual third-party payment service provider. The Company carefully considers and monitors the credit worthiness of the third-party payment service provider to mitigate any risks associated with funds receivable.

Concentration of Customers

There are no revenues from customers which individually represent greater than 10% of the total revenue for the years ended December 31, 2010, 2011 and 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

Concentration of Revenues (continued)

Revenues from marketing services represent 75%, 72% and 58% of the total gross revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Any disruption in the provision of marketing services to customers may adversely affect the Group’s business, financial condition and results of operations.

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

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In addition, PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC. Currently, the Group conducts its operations in the PRC through contractual arrangements entered into between the WOFEs and PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations. In the opinion of management, the likelihood of penalties in respect of the Group’s current operations through contractual arrangements entered into between the WOFEs and PRC Domestic Entities is remote based on current facts and circumstances.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	As of December 31,
	2011	2012
	US$	US$
Fixed-rate time deposits	7,935	25,455
Available-for-sale security
—Equity security	657	1,386

	8,592	26,841

As of December 31, 2011 and 2012, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$491, US$1,849 and US$827 was recognized for the years ended December 31, 2010, 2011 and 2012, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS (continued)

On November 4, 2010, the Group acquired 714,285 ADSs of SYSWIN Inc, a US listed company, at a consideration of US$5,000. The investment constituted a 1.01% ownership in SYSWIN Inc and was classified as an available-for-sale security. During the year ended December 31, 2011, the market price of SYSWIN Inc significantly declined and an other-than-temporary impairment loss of US$4,343, including a reclassification adjustment of US$721 from other comprehensive loss recognized in 2010, was recorded in the consolidated statement of comprehensive income. As a result, the new cost base of the available-for-sale security was US$657 as of December 31, 2011. During the first quarter of 2012, an other-than-temporary impairment loss of US$14 was recognized and accordingly the new cost base of the available-for-sale security was US$643 as of March 31, 2012. An unrealized gain of US$743 was recognized in other comprehensive income for the year ended December 31, 2012 due to the subsequent recovery in the share price of SYSWIN Inc.

The following is a summary of the available-for-sale security:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2012
—Equity security in SYSWIN Inc	643	743	—	1,386

December 31, 2011
—Equity security in SYSWIN Inc	657	—	—	657

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2011	2012
	US$	US$

Accounts receivable	36,914	42,151
Allowance for doubtful accounts	(9,217)	(12,122)

Accounts receivable, net	27,697	30,029

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	4,432	7,277	9,217
Additional provision charged to expenses	6,775	16,368	12,339
Write-offs	(4,093)	(14,795)	(9,460)
Foreign currency translation adjustments	163	367	26

Balance at end of year	7,277	9,217	12,122

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2011	2012
	US$	US$

Prepaid expenses	2,564	4,548
Advance to employees	787	615
Rental and other deposits	409	291
Interests receivable	3,327	530
Receivable from a broker for exercise of employee stock options	1,890	2,718
Others	718	524

	9,695	9,226

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE

As of December 31, 2011, loans receivable represent the loans of US$11,109 and US$15,034 to Beijing Pujin Finance Company (“Beijing Pujin”) and Dandong Yuanlong Villa Management Company (“Dandong Yuanlong”), respectively. The loan to Beijing Pujin has a term of six months with an interest rate of 10% per annum. The loan to Dandong Yuanlong has a term of six months with an interest rate of 10% per annum. Beijing Pujin and Dandong Yuanlong are both independent third parties. The loan to Beijing Pujin was pledged by the properties of Beijing JinHuaMing Advertising Company, a third-party, and was collected in full on January 9, 2012. The loan to Dandong Yuanlong was guaranteed by a major shareholder of Dandong Yuanlong and was subsequently collected in full on April 6, 2012.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2011	2012
	US$	US$

Buildings	23,330	37,657
Office equipment	12,969	12,789
Motor vehicles	1,280	1,935
Leasehold improvement	2,675	4,463
Land	37,421	37,421

Total	77,675	94,265
Less: Accumulated depreciation	(9,611)	(14,701)

	68,064	79,564

Depreciation expense amounted to US$2,378, US$4,100 and US$6,376 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company is still in the process of obtaining the property ownership certificates for certain buildings with a net carrying amount of US$14,072. As the transfer of ownership of the buildings has been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Company, the Company has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

9.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets as of December 31, 2012 includes a refundable deposit of US$8,750 for the purchase of 10,000 square meters of an office building in Hengshui, Hebei province in the PRC. The Company can withdraw its purchase plan at any time prior to June 30, 2014 and receive a refund of the deposit with interest at 10% per annum. The construction of the office building is expected to be completed in 2014.

10.	PREPAYMENT FOR BAOAN ACQUISITION

In December 2012, the Company entered into an agreement with China BaoAn Group Co., Ltd. to acquire a property through the acquisition of the entire equity interests in three subsidiaries of China BaoAn Group Co., Ltd. that own and operate the property (the “BaoAn Acquisition”) for US$127,277 cash consideration. The property, currently used for offices, retail space and a hotel, is considered a business as defined in ASC 805, “Business Combination”. Accordingly, the BaoAn Acquisition will be accounted for as a business acquisition upon closing of the transaction. The Company intends to use the property as an office and a training center to support the Company’s business expansion in the eastern region of the PRC. All of the necessary regulatory approvals have been obtained and the BaoAn Acquisition has been completed as of March 31, 2013. As of December 31, 2012, an interest-free and non-refundable deposit of US$111,367 was paid to China BaoAn Group Co., Ltd. The remaining balance of US$15,910 was fully paid on January 10, 2013.

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2011	2012
	US$	US$

Rental and other deposits	1,523	2,924
Interest receivable	—	10,483
Others	194	337

	1,717	13,744

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

12.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans as of December 31, 2011 and 2012 comprise:

	As of December 31,
	2011	2012
	US$	US$

Short-term loans	255,570	270,670

Long-term loans	—	80,750

Short-term loans outstanding as of December 31, 2011 represent US$ denominated bank borrowings of US$50,000 and US$205,570 obtained from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are secured by RMB denominated bank deposits of US$54,056 and US$229,389 placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates ranging from London InterBank Offered Rate (“LIBOR”) plus 1.9% to LIBOR plus 3.1%.

Short-term loans outstanding as of December 31, 2012 represent US$ denominated bank borrowings of US$50,000 and US$220,670 obtained from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are secured by RMB denominated bank deposits of US$54,188 and US$241,835 placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates ranging from LIBOR plus 1.9% to LIBOR plus 3.1%.

Long-term loans outstanding as of December 31, 2012 represent four US$ denominated bank borrowings with an aggregate amount of US$80,750 obtained from financial institutions in the United States which will be due in the third quarter of 2015. These bank borrowings are secured by RMB denominated bank deposits of US$95,393 placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on the consolidated balance sheets. The long-term bank borrowings are repayable on demand if the Company is not in compliance with certain covenants and provisions stipulated in the loan agreements and bear interest rates at LIBOR plus 2.6%.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2011	2012
	US$	US$

Payroll and welfare benefit	15,424	20,739
Other taxes and surcharges payable	17,700	31,553
Accrued unrecognized tax benefits and related interest and penalties (Note 17)	14,059	24,379
Amounts payable to employees	2,161	649
Amounts due to noncontrolling interests	—	5,728
Accrued rental expenses	—	755
Others	3,146	5,503

	52,490	89,306

Other taxes and surcharges payable consist of BT, VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

Amounts due to noncontrolling interests represent a loan from the noncontrolling interests of Guangxi Overseas Talent to operate and develop a real estate project in Guangxi, the PRC. The loan was unsecured, interest-free and repayable on demand.

14.	CUSTOMERS’ REFUNDABLE FEES

A roll-forward of customers’ refundable fees is as follows:

	As of December 31,
	2011	2012
	US$	US$
Balance at beginning of the year	—	12,412
Cash received from customers during the year	41,069	138,719
Revenue recognized in earnings during the year	(22,513)	(102,019)
Refunds paid during the year	(6,685)	(30,701)
Foreign currency translation adjustments	541	38

Balance at end of the year	12,412	18,449

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

15.	DIVIDEND PAYABLE

On August 1, 2011, December 13, 2011 and September 6, 2012, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$76,505, US$78,043 and US$79,043, respectively. During the years ended December 31, 2010, 2011 and 2012, the Company paid nil, US$142,214 and US$131,012, respectively, to its shareholders. As of December 31, 2011 and 2012, US$51,969 and nil of the dividends declared remained unpaid, respectively.

16.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Upon completion of the Company’s initial public offering (“IPO”) in September 2010, the Company’s ordinary shares were converted into 50,767,426 Class A ordinary shares and 25,298,329 Class B ordinary shares. The conversion of ordinary shares into Class A and Class B ordinary shares has been retroactively reflected in the financial statements as if the conversion had occurred from the earliest period presented. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 600,000,000 ordinary shares at a par value of HK$1 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	SHAREHOLDERS’ EQUITY (continued)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WOFEs were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$347,197 and US$540,840 as of December 31, 2011 and 2012, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 are disclosed in Note 25.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, Pendiary, Selovo, China Home (BVI), China Property (BVI), Best Scholar and Sou You Tian Xia (BVI) are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Bravo Work, Max Impact, China Index, China Home (HK), China Real Estate, HK Property and Sou You Tian Xia (HK) are incorporated in Hong Kong and do not conduct any substantive operations of their own. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2012. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States of America

Wall Street, Best Scholar (Delaware) and Best Work are incorporated in the United States of America and do not conduct any substantive operations of their own. No provision for the United States of America income tax has been made in the financial statements as the subsidiaries in the United States of America have no assessable incomes for the three years ended December 31, 2012. In addition, no dividend distribution is expected. Thus, withholding tax, if any, will be minimal.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period is allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18%, 20%, 22%, 24% and 25% for years 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 22%, 24% and 25% for the years 2010, 2011 and 2012, respectively.

On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%.

In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In May and June 2009, SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi obtained the new HNTE certificate with effect from January 1, 2009. As approved by the in-charge tax authority, Beijing Zhongzhi and SouFun Media were entitled to enjoy the reduced EIT rate of 15% for years 2009, 2010 and 2011. Beijing Technology, SouFun Network were entitled to continue their remaining tax holiday granted under the old EIT Law of 7.5%, 7.5%, 7.5% for years 2009, 2010 and 2011, respectively. Beijing JTX Technology was entitled to continue its remaining tax holiday granted under the old EIT Law of 0%, 7.5%, 7.5%, 7.5% for years 2009, 2010, 2011 and 2012, respectively.

The HNTE certificates for SouFun Network, SouFun.Media, Beijing Zhong Zhi, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. The Group has applied for renewal of the HNTE certificates for these subsidiaries, which will enable them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries has been published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and the Group received the renewed HNTE certificates between May and November 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

China (continued)

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

The effective date of Circular 157 was January 1, 2008. As a consequence of Circular 157, the Company elected to apply the second EIT treatment. The applicable EIT rate for SouFun Network and Beijing Technology was 10%, 11% and 12% for years 2009, 2010 and 2011, respectively, whilst the applicable EIT rate for Beijing JTX Technology was 0%, 11% and 12% for years 2009, 2010 and 2011, respectively.

During the year ended December 31, 2011, the Beijing Municipal State Tax Bureau clarified the tax policy with the SAT in relation to the “three-year exemption, three-year 50% reduction” tax holiday that was implemented for entities which qualified for the HNTE status in the Zhongguancun Science Park (“ZSP”) and reached a verbal agreement with the SAT that Circular 157 is not applicable to the entities registered in the ZSP. As a result, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology, the Company’s subsidiaries registered in the ZSP which qualified for the HNTE status, should be 7.5%, 7.5%, 7.5% for years 2010 and 2011 and 15%, 15%, 7.5% for year 2012, respectively. Accordingly, income tax expenses of US$7,500 were reversed in the year ended December 31, 2011 for the cumulative effect of unnecessarily applying Circular 157 during the years ended December 31, 2009 and 2010. The reversed tax expenses consist of current income tax expenses of US$4,800 and deferred tax expenses of US$2,700.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi, obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year enterprise income tax exemption for years 2011 and 2012 and reduced enterprise income tax rate of 12.5% for years 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1,631 were reversed in the year ended December 31, 2012 for the cumulative effect of applying the statutory tax rate of 25% during the year ended December 31, 2011. The reversed tax expenses consist of current income tax expense of US$1,205 and defer tax expense of US$426.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

PRC	88,423	162,421	228,919
Non-PRC	(7,053)	(18,207)	(21,210)

	81,370	144,214	207,709

Income tax expenses comprised:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

Current tax expense	15,621	14,937	31,038
Deferred tax expense	2,601	27,680	24,867

	18,222	42,617	55,905

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

A reconciliation between the income tax expense (benefit) and the amount computed by applying the statutory tax rate to income before income taxes is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

Income before income taxes	81,370	144,214	207,709

Income tax at applicable tax rate of 25%	20,342	36,054	51,927
Effect of international tax rate differences	445	1,522	453
Non-deductible expenses	3,677	7,997	8,593
Effect of tax holiday	(11,790)	(27,582)	(33,077)
Effect of tax rate changes	4,359	(899)	(1,974)
Investment basis difference in the PRC Domestic Entities	863	5,207	10,046
Withholding tax	—	18,414	16,867
Change in valuation allowance	(357)	879	1,085
Unrecognized tax benefits	(170)	(499)	(419)
Changes in interest and penalties on unrecognized tax benefits	853	1,524	2,404

	18,222	42,617	55,905

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, is as follows:

	As of December 31,
	2010	2011	2012
	US$	US$	US$

Balance at beginning of year	13,657	5,853	7,439
Increase relating to current year tax positions	—	1,789	10,074
Decrease relating to settlements with tax authorities	(8,055)	—	—
Decrease relating to expiration of applicable statutes of limitation	(170)	(489)	(2,205)
Foreign currency translation adjustments	421	286	28

Balance at end of year	5,853	7,439	15,336

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

The Group has recorded an unrecognized tax benefit, including related interest and penalties, of US$10,695, US$14,059, and US$24,379 as of December 31, 2010, 2011 and 2012, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2010, 2011 and 2012, unrecognized tax benefits of US$10,695, US$14,059, and US$24,379 respectively, would impact the effective tax rate, if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

During the years ended December 31, 2010, 2011, and 2012, the Company recognized US$853, US$1,524 and US$2,404 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$6,620 and US$9,043 as of December 31, 2011, and 2012, respectively.

The Company’s PRC entities are subject to the New EIT Law since January 1, 2008. The PRC income tax returns for years 2007 through 2011 had passed the examination in May 2012. The PRC income tax returns for year 2012 remains open for examination.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

The aggregate amount	(11,790)	(27,582)	(33,077)

The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
—Basic	0.16	0.36	0.43

—Diluted	0.15	0.34	0.40

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

The components of deferred taxes are as follows:

	For the Years Ended December 31,
	2011	2012
	US$	US$

Deferred tax assets, current portion
Accrued expenses	1,602	2,734

Total deferred tax assets, current portion	1,602	2,734

Deferred tax assets, non-current portion
Net operating losses	1,660	3,061
Less: valuation allowance	(253)	(1,338)

Total deferred tax assets, non-current portion, net	1,407	1,723

Deferred tax liabilities, current portion	—	—

Deferred tax liabilities, non-current portion
Investment basis in the PRC entities	(38,581)	(64,947)

Deferred tax liabilities, non-current portion	(38,581)	(64,947)

As of December 31, 2012, the Company had net operating losses from several of its PRC entities of US$10,319, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2012 will expire in years 2013 to 2017 if not utilized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2011 and 2012, portion of aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies were not considered to be indefinitely reinvested in accordance with ASC740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. Accordingly, deferred tax liabilities amounting to US$18,414 and US$35,281 were provided for the outside basis of the PRC entities as of December 31, 2011 and 2012 for the PRC earnings that were not permanently reinvested, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$20,167 and US$29,666 as of December 31, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$152,386 and US$158,317 as of December 31, 2011 and 2012 respectively.

The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$15,239 and US$15,832 as of December 31, 2011 and 2012 respectively.

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

The exercise price, vesting and other conditions of individual awards are determined by the executive chairman of the board of directors of the Company. The awards are typically subject to a 3-year to a 4-year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Company. The non-compete condition does not give rise to an in-substance service condition.

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

From 2001 to 2003, the Company granted stock options which contained an exercise price denominated in HK$. Since this denomination is neither the functional currency of the Company nor the currency in which the grantee is paid, these stock options are dual indexed to foreign exchange and the shares of the Company. Accordingly, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of comprehensive income.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 1999 (continued)

As of January 1, 2010, there were 1,739,500 stock options outstanding, which are accounted for as liability awards, with a weighted average exercise price of HK$2.59 and weighted average remaining contractual term of 7.22 years. These liability awards were fully vested. In April 2010, the Company modified the exercise prices of these fully vested stock options from a range of HK$1 to HK$5 to a range of US$0.13 to US$0.64. The modification resulted in the liability awards being reclassified as equity awards, as the stock options were no longer dual indexed to the Company’s ordinary shares and foreign exchange. No additional compensation expense was recognized at the date of modification, as the modification did not result in any incremental fair value in the new equity awards granted. Share-based compensation expenses for the liability awards were US$325, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively. There were no grants of liability awards during any of the years presented.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 2010 (continued)

A summary of the equity award activity under the 1999 Plan and 2010 Plan for the year ended December 31, 2012 is stated below:

Options Granted to Employees	Number of Shares (*)	Weighted- Average per Share Exercise Price		Weighted- Average Grant-date Fair Value per Share		Weighted Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value

Outstanding, December 31, 2011	9,874,672	US$	7.21	US$	3.31	7.92	US$	73,010

Granted	2,074,400		13.07		4.29
Forfeited	(180,320)		10.77		5.04
Expired	(42,082)		8.08		2.85
Exercised	(2,199,817)		5.70		2.70		US$	42,458
Outstanding, December 31, 2012	9,526,853		8.76		3.64	7.72	US$	154,723

Vested and expected to vest at December 31, 2012	9,526,853		8.76		3.64	7.72	US$	154,723

Exercisable at December 31, 2012	5,330,891		6.37		2.79	7.03	US$	118,416

*	Included both Class A and Class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2012 and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2010, 2011 and 2012 was US$20,342, US$29,373 and US$42,458, respectively.

As of December 31, 2012, there was US$15,722 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 2.36 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

During the year ended December 31, 2012, the Company issued 2,074,400 shares of common stock and received US$12,792 cash in connection with the exercise of outstanding stock options.

The fair value for stock options granted during the year ended December 31, 2010 under the 2010 Plan was estimated on the date of grant using the Black-Scholes option pricing model by the Company. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The expected term was estimated based on the average of the contractual term of the options and the weighted-average vesting period for the options given their characteristics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 2010 (continued)

The fair value for stock options granted during the year ended December 31, 2012 under the 2010 Plan was estimated using the binomial option pricing model by the Company. The valuation model was changed from Black-Scholes valuation model to binominal option pricing model for the options granted under the 2010 Plan because the stock options granted in 2012 were not granted at-the-money. As a result, the simplified method set out in ASC718-10-S99 is not applicable in determining the expected term of the options. Furthermore, the Company did not have sufficient historical exercise data to estimate the expected terms given the limited period its shares have been publicly traded. Therefore, the Black-Scholes valuation model cannot be used to estimate the fair value of the options granted during the year ended December 31, 2012 and the binomial option pricing model is used.

The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company did not have sufficient trading history and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factors of 1.5 and 2.5 for the employees and directors, respectively, are based on the Company’s research on the early exercise behavior of employees and directors with stock options. The dividend yield of 8.35% and 11.15% are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 2010 (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2010	2011	2012

Risk-free interest rate	1.96%	—	1.5%-1.8%
Dividend yield	—	—	8.35% and 11.15%
Expected volatility range	50.86%	—	59.88%-61.64%
Weighted average expected life	6.35 years	—	8.15 years
Estimated forfeiture rate	3%	—	0%
Fair value of ordinary share	$6.92-$10.63	—	$4.10-$9.00
Suboptimal exercise factor	1.5	—	1.5-2.5

Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

Cost of revenues	749	1,103	1,162
Selling expenses	1,035	1,506	1,626
General and administrative expenses	3,291	4,561	4,361

	5,075	7,170	7,149

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Tianquan Vincent Mo	Executive chairman of the board of directors
Jiangong Dai	Chief executive officer of the Company
CNED Hengshui Zhong Cheng Wanyuan Home CO., Ltd. (“Hengshui”)	A company under the control of Tianquan Vincent Mo before December 20, 2011
Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”)	A company under the control of Tianquan Vincent Mo before December 20, 2011
Wall Street Global Training Center, Inc.	A company under the control of Tianquan Vincent Mo and two other independent directors

b)	The Group had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
	US$	US$	US$

Short-term interest-free loans to:
—Tianquan Vincent Mo	12	—	—
Repayment of interest-free loans by:
—Tianquan Vincent Mo	633	—	—
—Jiangong Dai	324	—	—
Repayment of short-term loan by:
—Hengshui	6,693	—	—
Interest on loan to:
—Hengshui	305	—	—
Commitment deposit paid to:
—Hengshui	7,342	—	—
—Dong Fang Xi Mei	2,197	—	—
Repayment of commitment deposit by:
—Hengshui	7,505	—	—
—Dong Fang Xi Mei	2,224	—	—
Marketing services provided to:
—Dong Fang Xi Mei	375	—	—
Advance received from:
—Hengshui	88	—	—
Training service fee incurred:
—Wall Street Global Training Center, Inc.	—	455	1,595
Office building leased from:
—Tianquan Vincent Mo	—	—	142

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December 31, 2010, 2011 and 2012: (continued)

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with an office room of approximately 220 square feet in the Company’s building located in New York, the United States of America, free of charge. The estimated fair value of the free office space was insignificant for the years ended December 31, 2011 and 2012.

Office building leased from Tianquan Vincent Mo

The Group entered into an agreement with Tianquan Vincent Mo, the executive chairman of the board of directors, to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$142 and the corresponding shareholder contribution were included in consolidated financial statements for the year ended December 31, 2012.

c)	The Group had the following related party balances as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	US$	US$

Amounts due from related parties:
—Wall Street Global Training Center, Inc.	1,595	—

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, has been providing training services to the Company since 2011. The balance as of December 31, 2011 represents prepaid service fees.

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$5,695, US$9,377 and US$12,040, for the years ended December 31, 2010, 2011 and 2012, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2012, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2013	6,838
2014	4,516
2015	3,787
2016	3,409
2017 and thereafter	1,314

19,864

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 19(b). For the years ended December 31, 2010, 2011 and 2012, total rental expenses for all operating leases amounted to US$7,327, US$11,503 and US$13,460, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES (continued)

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

Income taxes

As of December 31, 2012, the Group has recognized US$15,336 accrual for unrecognized tax benefits (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2012, the Group classified the accrual for unrecognized tax benefits as a current liability.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

22.	SEGMENT REPORTING

In accordance with ASC 280-10 “Segment Reporting: Overall”, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for building and land with net book value of US$58,320 as of December 31, 2012 which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

23.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2010		2011		2012
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings per share—basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	41,731	21,377	68,886	32,739	104,055	47,755
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	49,385,264	25,298,329	51,849,923	24,642,349	53,028,506	24,336,650

Denominator used for earnings per share	49,385,264	25,298,329	51,849,923	24,642,349	53,028,506	24,336,650
Earnings per share—basic	0.85	0.85	1.33	1.33	1.96	1.96

Earnings per share—diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—diluted	41,552	21,556	68,586	33,039	103,169	48,641

Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	21,556	—	33,039	—	48,641	—
Net income attributable to ordinary shareholders	63,108	21,556	101,625	33,039	151,810	48,641
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	49,385,264	25,298,329	51,849,923	24,642,349	53,028,506	24,336,650
Conversion of Class B to Class A ordinary shares	25,298,329	—	24,642,349	—	24,336,650	—
Employee stock options	5,537,040	2,102,500	5,723,560	2,086,667	4,559,409	1,912,500

Denominator used for earnings per share	80,220,633	27,400,829	82,215,832	26,729,016	81,924,565	26,249,150
Earnings per share—diluted	0.79	0.79	1.24	1.24	1.85	1.85

Options to purchase 4,021,800 (exercise price of US$10 to US$10.63 per share), nil and 50,000 (exercise price of US$23.94 per share) ordinary shares were outstanding during the years ended 2010, 2011 and 2012, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

24.	SUBSEQUENT EVENTS

Business combination

In December 2012, the Company entered into an agreement with China BaoAn Group Co., Ltd. to acquire a property through the acquisition of the entire equity interests in three subsidiaries of China BaoAn Group Co., Ltd. that own and operate the property (the “BaoAn Acquisition”) for US$127,277 cash consideration. Upon the completion of the business acquisition, the property will be used as an office and a training center to support the Company’s business expansion in eastern region of the PRC. All of the necessary regulatory approvals have been obtained and the business acquisition has been completed as of March 31, 2013.

The initial accounting for the business combination is incomplete at the time the financial statements are issued because the Company is still in process of determining the fair value of the tangible and intangible assets acquired and liabilities assumed.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2011	2012
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	46,092	10,416
Short-term investments	657	1,386
Prepayments and other current assets	1,898	2,719
Amounts due from a related party	1,595	—

Total current assets	50,242	14,521

Non-current assets:
Investment in subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries	320,710	482,428

Total assets	370,952	496,949

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	29,400	—
Accrued expenses and other liabilities	19	17
Dividend payable	51,969	—
Amounts due to subsidiaries and PRC Domestic Entities	197,656	310,053

Total liabilities	279,044	310,070

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 53,813,918 shares and 56,013,735 shares issued and outstanding as at December 31, 2011 and 2012, respectively	6,908	7,192
Class B ordinary shares, par value HK$ 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2011 and 2012, respectively	3,124	3,124
Additional paid-in capital	49,838	69,637
Accumulated other comprehensive income	21,853	23,974
Retained earnings	10,185	82,952

Total shareholders’ equity	91,908	186,879

Total liabilities and shareholders’ equity	370,952	496,949

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
General and administrative expenses	(1,127)	(1,764)	(49)

Operating loss	(1,127)	(1,764)	(49)
Equity in profits of subsidiaries and PRC Domestic Entities	64,715	107,732	151,649
Other-than-temporary impairment on available-for-sale security	—	(4,343)	(14)
Foreign exchange (loss) gain	(480)	—	224

Income before income taxes	63,108	101,625	151,810
Income tax expenses	—	—	—

Net income	63,108	101,625	151,810

Other comprehensive income, net of tax
Foreign currency translation adjustments	5,344	10,839	1,378
Unrealized (loss) gain on available-for-sale security	(721)	—	743
Reclassification adjustment for loss included in net income	—	721	—

Other comprehensive income, net of tax	4,623	11,560	2,121

Comprehensive income	67,731	113,185	153,931

Condensed statements of cash flows

	2010	2011	2012
	US$	US$	US$

Net cash used in operating activities	(1,104)	(638)	(588)

Net cash used in investing activities	(12,760)	—	—

Net cash provided by (used in) financing activities	14,384	46,098	(35,088)

Net increase (decrease) in cash and cash equivalents	520	45,460	(35,676)
Cash and cash equivalents at beginning of year	112	632	46,092

Cash and cash equivalents at end of year	632	46,092	10,416

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries and PRC Domestic Entities, which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and PRC Domestic Entities” and the subsidiaries and PRC Domestic Entities’ profit or loss as “Equity in profits or losses of subsidiaries and PRC Domestic Entities” on the condensed statements of comprehensive income. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.