Form 20-F
period 2013-12-31
SouFun Holdings Ltd
filed 2014-04-30
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Contact Person: Executive Chairman

Telephone: +86-10-5631 8000

Fax: +86-10-5631 8010

(Telephone, E-mail and/or Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares (five American depositary shares representing one Class A ordinary share, par value HK$1.00 each)	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each	57,440,895
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes  ☒    No  ☐

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

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited (formerly known as SouFun.com Limited), and

(i) its PRC subsidiaries as follows:

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network,

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng,

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai,

•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media,

•	Beijing Hong An Tu Sheng Network Technology Co., Ltd., or Beijing Hong An Tu Sheng,

•	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., or Beijing Tuo Shi Huan Yu,

•	Beijing Jia Shang Li Nian Network Technology Co., Ltd., or Beijing Jia Shang Li Nian,

•	Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd., or Beijing Zhong Zhi Xun Bo,

•	Beijing Hua Ju Tian Xia Network Technology Co., Ltd., or Beijing Hua Ju Tian Xia,

•	Beijing Li Man Wan Jia Network Technology Co., Ltd., or Beijing Li Man Wan Jia,

•	Beijing Sou You Tian Xia Network Technology Co., Ltd., or Beijing Sou You Tian Xia,

•	Hangzhou SouFun Network Technology Co., Ltd., or Hangzhou SouFun Network,

•	Tianjin SouFun Network Technology Co., Ltd., or Tianjin SouFun Network,

•	Shanghai BaoAn Hotel Co., Ltd., or Shanghai BaoAn Hotel,

•	Shanghai BaoAn Enterprise Co., Ltd., or Shanghai BaoAn Enterprise,

•	Beijing Hong An Jia Ye Network Technology Co., Ltd., or Beijing Hong An Jia Ye;

(ii) its offshore subsidiaries as follows:

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work,

•	China Home Holdings Limited, incorporated in Cayman Islands,

•	China Home Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	China Home Holdings (HK) Limited, incorporated in Hong Kong,

•	SouFun International Limited (formerly known as “China Index Academy Limited”), incorporated in Hong Kong, or SouFun International,

•	China Institute of Real Estate Agents Limited (formerly known as “China Real Estate Agent University”), incorporated in Hong Kong,

•	China Index Academy Limited (formerly known as “Max Impact Investments Limited”), incorporated in Hong Kong, or China Index Academy,

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments,

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments,

•	China Property Holdings Limited, incorporated in Cayman Islands,

•	China Property Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Hong Kong Property Network Limited, incorporated in Hong Kong,

•	Sou You Tian Xia Holdings Limited, incorporated in Cayman Islands,

•	Sou You Tian Xia Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Sou You Tian Xia Holdings (HK) Limited, incorporated in Hong Kong,

•	Best Scholar Holdings Limited, incorporated in the British Virgin Islands,

•	Best Scholar Holdings (Delaware) Limited, incorporated in Delaware,

•	Best Work Holdings (New York) LLC, incorporated in New York, and

•	Wall Street Index Research Center LLC, incorporated in New York; and

(iii) in the context of describing our operations and consolidated financial statements, our 16 consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report) as follows:

•	Beijing China Index Information Co., Ltd., or Beijing China Index,

•	Beijing Century Jia TianXia Technology Development Co., Ltd., or Beijing JTX Technology,

•	Beijing Jia TianXia Advertising Co., Ltd., or Beijing Advertising,

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze,

•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet,

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology,

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index,

•	Shanghai Jia Biao Tang Real Estate Broking Co., Ltd., or Shanghai JBT,

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising,

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising,

•	Beijing Yi Ran Ju Ke Technology Development Co., Ltd., or Beijing Yi Ran Ju Ke,

•	Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., or Beijing Li Tian Rong Ze Wan Jia,

•	Shanghai BaoAn Property Management Co., Ltd., or Shanghai BaoAn Property,

•	Wuhan SouFun Yi Ran Ju Ke Real Estate Broking Co., Ltd., or Wuhan SouFun Yi Ran Ju Ke,

•	Hangzhou Ji Ju Real Estate Broking Co., Ltd., or Hangzhou Ji Ju Real Estate Broking, and

•	Beijing Tian Xia Dai Information Service Co., Ltd., or Beijing Tian Xia Dai Information Service;

•	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“Notes” or “notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“sq.m.” refers to square meter(s); and

•	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for 2011, 2012 and 2013, our audited consolidated balance sheets as of December 31, 2012 and 2013, and our audited consolidated statements of cash flows for 2011, 2012 and 2013. On April 7, 2014, our ADSs ratio changed from one ADS for one Class A ordinary share to five ADSs for each Class A ordinary share. The data throughout this Form 20-F has been revised to reflect the ratio change as if it had occurred prior to the historical periods presented herein.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Form 20-F”) contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition;

•	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries; and

•	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and online advertising industries and use the Internet to conduct these activities.

You should read this Form 20-F and the documents that we refer to in this Form 20-F thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this Form 20-F, including the section titled “Risk factors” beginning on page 10, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Form 20-F were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the “SEC”). As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our common shares. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

We furnish JPMorgan Chase Bank, N.A., the depositary, with our annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”), and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary makes such notices, reports and communications available to holders of ADSs and, upon our request, mails to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for 2011, 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012 and 2013, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income data (except for ADS information) for 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements not included in this Form 20-F. Our financial statements have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

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

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Form 20-F. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Consolidated statement of comprehensive income data:	(U.S. dollars in thousands, except share data and per ADS data)
Revenue:
Marketing services	US$ 102,367	US$ 167,711	US$ 246,634	US$ 249,861	US$ 278,322
E-commerce services	—	—	24,170	102,162	188,107
Listing services	17,559	40,355	67,125	72,874	161,547
Other value-added services	1,745	3,001	5,897	5,361	9,403
Other value-added products	5,378	13,423	—	—	—

Total revenues	127,049	224,490	343,826	430,258	637,379

Cost of revenue:
Cost of services	(26,484)	(49,120)	(66,571)	(80,863)	(102,488)
Cost of other value-added products	(4,863)	(12,891)	—	—	—

Total cost of revenues	(31,347)	(62,011)	(66,571)	(80,863)	(102,488)

Gross profit	95,702	162,479	277,255	349,395	534,891
Operating expenses:
Selling expenses	(25,186)	(42,512)	(67,207)	(80,056)	(101,935)
General and administrative expenses	(22,176)	(41,547)	(69,611)	(70,780)	(83,384)
Other income	—	—	—	—	786

Operating income	48,340	78,420	140,437	198,559	350,358
Foreign exchange (loss) gain	(59)	(462)	1	90	3
Interest income	1,205	2,390	10,483	19,406	27,803
Interest expenses	—	—	(4,026)	(11,630)	(14,675)
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale security of nil, nil, (US$721), nil and US$821 for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively)	—	—	(721)	—	821
Realized gain—trading securities	195	282	263	—	—
Government grants	730	740	1,399	1,298	4,031
Other-than-temporary impairment on available-for-sale security	—	—	(3,622)	(14)	—
Gain on bargain purchase	—	—	—	—	102

Income before income taxes and noncontrolling interests	50,411	81,370	144,214	207,709	368,443
Income tax benefits (expense)	2,199	(18,222)	(42,617)	(55,905)	(69,781)
Net income	52,610	63,148	101,597	151,804	298,662

Net (loss) income attributable to noncontrolling interests	(42)	40	(28)	(6)	53
Net income attributable to SouFun Holdings Limited’s shareholders	52,652	63,108	101,625	151,810	298,609

Other comprehensive income, before tax:
Foreign currency translation adjustments	88	5,344	10,839	1,378	20,150
Unrealized (loss) gain on available-for-sale security
Unrealized holding (loss) gain on available-for-sale security	—	(721)	—	743	78
Reclassification adjustment for loss (gain) included in net income	—	—	721	—	(821)

Other comprehensive income, before tax	88	4,623	11,560	2,121	19,407
Income tax expense related to components of other comprehensive income	—	—	—	—	—
Other comprehensive income, net of tax	88	4,623	11,560	2,121	19,407
Comprehensive income	52,698	67,771	113,157	153,925	318,069

Comprehensive (loss) income attributable to noncontrolling interests	(42)	40	(28)	(6)	53
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	52,740	67,731	113,185	153,931	318,016

Earnings per share for Class A and Class B ordinary shares
Basic	0.71	0.85	1.33	1.96	3.82
Diluted(1)	0.68	0.79	1.24	1.85	3.54
Dividend declared per ordinary share(2)	0.59	—	1.98	0.98	0.99
Earnings per ADS:
Basic	0.14	0.17	0.27	0.39	0.76
Diluted(1)	0.14	0.16	0.25	0.37	0.71
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	73,986,129	74,683,593	76,492,272	77,365,156	78,101,205
Diluted	77,418,960	80,220,663	82,215,832	81,924,565	84,602,678
Weighted average number of outstanding ADS:
Basic	369,930,645	373,417,965	382,461,360	386,825,780	390,506,025
Diluted	387,094,800	401,103,315	411,079,160	409,622,825	423,013,390
Share-based compensation expenses included in:
Cost of revenues	489	749	1,103	1,162	1,143
Selling expenses	595	1,035	1,506	1,626	1,621
General and administrative expenses	3,056	3,291	4,561	4,361	4,264

(1)	Earnings per share for Class A and Class B ordinary shares (diluted) and earnings per ADS (diluted) for each year from 2009 to 2013 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and convertible senior notes.
(2)	Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2011		2012		2013
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)
Cash and equivalents and short-term investments	US$	159,006	US$	145,008	US$	591,148
Total current assets		261,552		194,597		963,653
Total assets		580,371		801,161		1,505,089
Long term loans		—		80,750		180,750
Convertible senior notes		—		—		350,000
Total SouFun shareholder’s equity		91,908		186,879		443,467

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of April 25, 2014, the noon buying rate was RMB6.2534 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 25, 2014)	6.2534	6.2196	6.2534	6.1966

Source: Federal Reserve Board.

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs or notes involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Form 20-F, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs or notes could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. You should also review the section of this Form 20-F captioned “Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks related to our business

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services represent our largest source of revenues, accounting for 71.7%, 58.1% and 43.7% of our revenues in 2011, 2012 and 2013, respectively. In particular, our new home business accounted for 85.4%, 89.2% and 92.9% of our marketing service revenues in 2011, 2012 and 2013, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

Revenues from e-commerce services constituted 7.0%, 23.8% and 29.5% of our total revenues for 2011, 2012 and 2013, respectively. We began to offer our paid membership services to the registered members of our SouFun cards in 2011 and our services primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. The business of providing SouFun membership services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers which provide discounts to registered members of our SouFun cards on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers or how they treat our registered members in their transactions with them. Customer complaints or negative publicity about our SouFun membership services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price is offered, grow our member base and increase transaction volume, our business and revenue growth prospects could be materially and adversely impacted.

If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2011, 2012 and 2013, listing service revenues represented approximately 19.6%, 16.9% and 25.3%, respectively, of our total revenues. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers and property owners and managers to list their properties on our websites. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites could become less attractive to users. If we experience reduced user traffic on our websites, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 68.5%, 76.5% and 70.6% of our total revenues in 2011, 2012 and 2013, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Counsel announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes.

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

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2012 and 2013, we generated revenues US$256.3 million and US$367.5 million from these six urban centers, respectively, representing 59.6% and 57.7%, respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the Ministry of Industry and Information Technology (“MIIT”), the General Administration of Press and Publication (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party.

If any Internet content we offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse affect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China.

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

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, the State Administration for Industry & Commerce (“SAIC”), the General Administration of Press, Publication, Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

Our consolidated controlled entities are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an Internet content provider (“ICP”) license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Technology, Beijing Internet, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Some of our consolidated controlled entities, however, may be required to obtain additional licenses. For example, since our websites include online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites or data in microblogs or online discussion forums, on our websites for discussion with other users, the release of such information on our websites may be deemed as providing Internet publication services and therefore require Internet publication licenses. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites may be deemed as Internet news information services and therefore require Internet news information licenses. We, like many other similarly situated business operators, have been operating our businesses without such licenses. Certain of our relevant consolidated controlled entities have applied to the relevant government authorities for Internet publication licenses again in accordance with applicable PRC laws, rules and regulations, and pursuant to the request by the relevant governmental authorities, we are now preparing the relevant supplementary materials for such application. In addition, we are still in discussion with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses.

Under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain business license, an Internet publication license and/or Internet news information service license may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Although our relevant consolidated controlled entities have not received any revenues directly from Internet publication services or Internet news information services, we cannot assure you that the PRC regulatory authorities will not impose any such penalties. Any such disruption in the business operations of our consolidated controlled entities could materially and adversely affect our business, financial condition and results of operations.

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

We also rely on China Telecommunications Corporation (“China Telecom”), and China United Netcom (Hong Kong) Ltd (“China Unicom”) to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

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

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of marketing, e-commerce and listing services, our quarterly revenues and results of operations are likely to be affected by:

•	seasonality of the real estate market and real estate consumers’ purchasing patterns;

•	our ability to retain existing customers and attract new customers for our marketing, e-commerce and listing services;

•	our ability to successfully introduce new service offerings on our platform;

•	the amount and timing of our operating expenses and capital expenditures;

•	the adoption of new, or changes to existing, governmental regulations;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the real estate industry and to China.

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

We intend to grow our business by rolling out our full suite of services, including marketing, listing and e-commerce services, particularly SouFun membership services, to more cities across China. We also plan to expand into new sectors. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with. Moreover, due to the breadth and diversity of the PRC real estate market, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and (“SouFun” in Chinese) individually. We have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflicts with existing registrations or applications for similar trademarks by another PRC company in such industry categories. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider the other PRC company’s trademark application for SOFANG” that it had previously rejected. We are currently evaluating our legal options, including appealing to the Supreme People’s Court of the PRC against the judgment of the Higher People’s Court of Beijing Municipality, which could take months or even longer to resolve. We do not currently expect our business would be materially and adversely affected even if we eventually do lose the right to use the trademark in these limited industry categories. However, due to the limited time we have had, our assessment of the impact of this judgment and the potential loss of our right to use the trademark is subject to change and the actual impact may be more significant than we currently expect.

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

Potential acquisitions and limited office and training facility purchases, which form part of our strategy, may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

Potential acquisitions form part of our strategy to further expand and operate our business. Acquisitions and the subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, our management will need to ensure that the acquired business is effectively integrated into our existing operations.

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

In addition, in connection with our business expansion, we have acquired office space and facilities for our training and may continue to do so in the future if suitable opportunities arise. For more details on our recent office and training facility acquisitions, please see “Item 5.D. Operating and Financial Review and Prospects — A. Operating Results” and “Item 4. Information on the Company—Facilities” in this Form 20-F. Acquisition of property has inherent risks, including the fluctuation of property value, which could potentially lead to potential asset write-off if the value of such properties were to substantially decrease.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Control and Procedures” of this Form 20-F. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial reporting and has concluded that our internal control over financial reporting was effective as of December 31, 2013. A number of our internal control measures were implemented or strengthened recently to improve and address deficiencies in our controls. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

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

As of December 31, 2013, we had leased properties in approximately 100 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

We have taken steps to renew lease agreements and cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

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

Risks related to our corporate structure

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

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China primarily through three of our PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, in which wholly foreign owned enterprises (“WFOEs”) we indirectly own 100% of the equity interests, and our consolidated controlled entities. The WFOEs, 11 of our consolidated controlled entities and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this Form 20-F. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business (the “MIIT Notice”), which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we terminated the trademark license agreements and domain name license agreements between Beijing Jia Tian Xia Advertising Co., Ltd. and us as well as those between Beijing SouFun Internet Information Service Co., Ltd. and us in August 2006, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun” and “Jia TianXia” to the relevant consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Due to a lack of interpretative materials from the authorities, we cannot assure you that MIIT will not consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services, in which case we may be found in violation of the MIIT Notice. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” of this Form 20-F.

In 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

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

We cannot assure you that we will be able to enforce the Structure Contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are open to varying interpretations and the relevant government authorities have broad discretion in interpreting these laws and regulations.

We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly owned subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, and Richard Jiangong Dai (“Mr. Dai”), the president, chief executive officer and a director of our Company. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Furthermore, pursuant to the equity interest pledge agreements between certain of our PRC subsidiaries and the individual shareholders of our consolidated controlled entities, each individual shareholder of our consolidated controlled entity agrees to pledge his equity interests in the consolidated controlled entities to our subsidiaries to secure the relevant consolidated controlled entities’ performance of their obligations under the exclusive technical consultancy and service agreements the Structured Contracts. The equity interest pledges of shareholders of consolidated controlled entities under these equity pledge agreements have been registered with the relevant local branch of SAIC. The equity interest pledge agreements with the consolidated controlled entities’ individual shareholders provide that the pledged equity interest shall constitute security for consulting and service fees under the exclusive technical consultancy and service agreements. The scope of pledge is not be limited by the amount of the registered capital of that consolidated controlled entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors. Such a decision could materially and adversely affect our liquidity and our ability to fund and expand our business.

In the event that we are unable to enforce these contractual arrangements, or if we experience significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Messrs. Mo and Dai together hold 100% of the equity interest in these consolidated controlled entities. The interests of Messrs. Mo and Dai as the controlling shareholders of the consolidated controlled entities may differ from the interests of our Company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Messrs. Mo and Dai will act in the best interests of our Company or that conflicts of interest will be resolved in our favor. In addition, Messrs. Mo and Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Messrs. Mo and Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Messrs. Mo and Dai to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Messrs. Mo and Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of December 31, 2013, Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”), whose shares are held in irrevocable discretionary trusts established by Mr. Mo, together held approximately 27.8% of our outstanding share capital and approximately 72.1% of our voting power under our dual-class ordinary share structure, and were our largest shareholders. As of December 31, 2013, Apax, an investment fund, held approximately 18.2% and 5.0% of our outstanding share capital and our voting power, respectively. Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

Risks related to doing business in China

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008. In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Currently, five of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Taxation—PRC Income Tax” of this Form 20-F.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. In April 2009, the State Administration for Taxation (“SAT”) issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See “Item 10.D. Additional Information—Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this Form 20-F. Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, Jingtian & Gongcheng, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income, which would have an impact on our effective tax rate and an adverse effect on our net income and results of operations. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on an equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions.

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

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Avoidance of Double Taxation Arrangement”), dividends derived by a Hong Kong resident enterprise from a PRC resident enterprise are subject to withholding tax at the rate of 5.0%, provided that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009 (“Circular 601”) dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner.” In June 2012, SAT further promulgated the Announcement on Determining the Beneficial Owners in Tax Agreement (“Circular 30”), which provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor.

We recently obtained approval for a reduced withholding rate of 5.0% on the payment of dividends by two of our WFOEs until 2015. In the event that we were unable to renew this approval, the cost of moving our profits from our PRC entities outside of the PRC would increase substantially.

We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong, including primarily Bravo Work, China Index Academy and China Home Holdings (HK) Limited. Neither we nor Jingtian & Gongcheng, our PRC legal counsel, is certain as to whether it is more likely than not that PRC tax authorities would require or permit Bravo Work, China Index Academy and China Home Holdings (HK) Limited to be treated as PRC resident enterprises. To the extent that Bravo Work, China Index Academy and China Home Holdings (HK) Limited are each considered a “non-resident enterprise” under the Avoidance of Double Taxation Arrangement, dividends derived by Bravo Work, China Index Academy and China Home Holdings (HK) Limited from our PRC subsidiaries may be subject to a maximum withholding tax rate of 10.0%. See “Item 10.E. Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this Form 20-F.

The discontinuation of the previously available exemption from withholding tax as a result of the New EIT Law and its implementing rules have and will increase our income tax expenses and reduce our net income, and may materially reduce our profitability.

PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.

On August 29, 2008, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter- company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity, such as our wholly owned subsidiaries, SouFun Media and SouFun Network, from converting registered capital from foreign currencies into RMB for the payment of various types of cash deposits. If our variable interest entities require financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly owned subsidiaries or any consolidated controlled entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.

On December 12, 2007, our then board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our then existing shareholders subsequently agreed to reduce the amount of the dividends to RMB300.0 million. On February 20, 2009, our then board of directors adopted resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly owned subsidiaries, SouFun Media and SouFun Network, and the entities controlled by SouFun Media and SouFun Network, including our indirect subsidiary Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. These dividend payments are recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. We repaid RMB40.0 million to SouFun Media in 2011 and the balance of these other receivables due from us was RMB260.2 million as of December 31, 2013. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or the relevant consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans from domestic lenders.

Pursuant to the General Lending Code implemented in August 1996 by the People’s Bank of China (the “PBOC”), the central bank of China, commercial lending in China must be made by or through a “PRC-qualified financial institution” as defined under the General Lending Code. As none of the payors is or was at the relevant time a “PRC-qualified financial institution” as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. If the PBOC instructs these entities to terminate such overseas loans and domestic loans, we have to fully repay the overseas loans from SouFun Media and SouFun Network, and SouFun Media and SouFun Network have to fully repay the domestic loans to Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities.

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, and amended in August 2008, a PRC entity is required to apply for SAFE approval prior to extending commercial loans to offshore entities such as our Company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. Under the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require SouFun Media and SouFun Network to register the overseas loans to us and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine based on the PRC Foreign Currency Administration Regulations. We cannot assure you that SouFun Media and SouFun Network will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot assure you that we, SouFun Media or SouFun Network will not be subject to such warnings, penalties or other administrative penalties resulting from the overseas loans.

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities for the deemed interest income with regard to the arrangements for the overseas and domestic loans. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by the PBOC. We cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant variable interest entities for any deemed interest income with respect to these loans. Because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, we cannot predict the likelihood that the risks described here will materialize.

The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 34 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries include several WFOEs, including primarily SouFun Media, SouFun Network and Beijing Hong An Tu Sheng. These PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

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

Accordingly, our PRC subsidiaries currently may purchase foreign currencies for settlement of current account transactions, including payment of dividends to us, without prior SAFE approval by complying with certain procedural requirements. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from or registration with relevant government authorities. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside China, including by means of loans or capital contributions from us.

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

In October 2005, SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as “Circular 75”. To further clarify and simplify the implementation of Circular 75, SAFE issued the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment (“Circular 59”), effective on December 17, 2012. Under Circular 75 and Circular 59, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

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

On August 8, 2006, six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company (the “Stock Option Rule”). Under the Stock Option Rule, a Chinese entity’s directors, supervisors, senior management officers, other staff, or individuals which have an employment or labor relationship with such Chinese entity who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our local employees who have been granted stock options are subject to these regulations. We have designated our relevant PRC subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these rules, we and our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations relating to Employee Share Options” of this Form 20-F.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, which issues the audit reports included in certain of our reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), (“PCAOB”), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Recent action being taken by the SEC against the PRC affiliates of the Big Four accounting firms, including our auditor, could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related certain PRC-based companies that were publicly traded in the United States and which were the subject of certain ongoing SEC investigations. On January 22, 2014, an administrative law judge issued a decision, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months, including our independent registered public accounting firm. The administrative law judge’s decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, the accounting firms filed an appeal with the SEC regarding the administrative law judge’s decision. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how the CSRC and the Ministry of Finance will react to the January 22, 2014 decision and whether the Memorandum of Understanding could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

We were not and are not the subject of any SEC investigations regarding the independent accounting firms nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm losing, temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act of. Such a determination could ultimately lead to the delisting of our common stock from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares, ADSs or notes and result in foreign currency exchange losses.

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs and our notes are also traded in U.S. dollars. As a result, the value of your investment in our ADSs or notes will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations.

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we declare and distribute that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. To the extent that we need to convert future financing proceeds into Renminbi for our operations, any appreciation of the Renminbi against the relevant foreign currencies would materially reduce the Renminbi amounts we would receive from the conversion. On the other hand, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments of dividends on our shares or for other business purposes when the U.S. dollar appreciates against the Renminbi, the amounts of U.S. dollars we would receive from such conversion would be reduced. In addition, any depreciation of our U.S. dollar-denominated monetary assets could result in a charge to our income statement and a reduction in the value of our assets.

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

Risks related to our notes, ADSs and ordinary shares

The market price movement of our ADSs and notes may be volatile.

The market prices of our ADSs and/or notes may be volatile and subject to wide fluctuations. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online real estate and home-related services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	fluctuations in short or long-term interest rates; and/or

•	sales or perceived sales of additional ordinary shares, ADSs or notes, including under the registration statement we have on file with the SEC to enable certain of our affiliates to sell their shares.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have experienced significant volatility and disruption in recent years. In September 2008, such volatility and disruption reached extreme levels and developed into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they were related to financial services, declined significantly. Future market fluctuations may also have a material adverse effect on the market prices of our ADSs and/or notes.

We may need additional capital, and the sale of additional ADSs, convertible notes or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

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

As a foreign private issuer, we are permitted to, and we rely on exemptions from certain corporate governance standards of The New York Stock Exchange applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares, ADSs and notes.

We are a “foreign private issuer” under the securities laws of the United States and the rules of The New York Stock Exchange. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the rules of The New York Stock Exchange, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of The New York Stock Exchange permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of The New York Stock Exchange. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or that we have annual meetings to elect directors. We currently rely on the exemptions provided by The New York Stock Exchange to a foreign private issuer and have a board of directors with a majority of non-independent directors, an audit committee comprised of independent directors, a compensation committee with one non-independent director and a nominating and corporate governance committee with one non-independent director. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The New York Stock Exchange.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. companies.

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands (the “Cayman Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us and to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

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

A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement and the restricted deposit agreement pursuant to which ADSs are issuable upon conversion of the notes, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw your ordinary shares and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We cannot offer or sell securities in the United States unless we register those securities under the Securities Act of 1933, as amended (the “Securities Act”) or unless an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell such undistributed rights to third parties in this situation. We can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in any rights offerings and may experience dilution of their holdings as a result.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. For example, as of the date of this Form 20-F, five ADSs represent one Class A ordinary share. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.

We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the New EIT Law, we and our offshore subsidiaries, such as Bravo Work, China Index Academy and China Home Holdings (HK) Limited, may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks related to doing business in China—We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.” If we and our offshore subsidiaries are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax for non-resident enterprises or a 20.0% PRC withholding tax for non-resident individuals, or a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions on any dividend we pay to you, subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009 (“Circular 124”).

In addition, any gain realized by any investors who are non-resident enterprises or non-resident individuals of China from the transfer of our ordinary shares, ADSs and/or notes could be regarded as being derived from sources within China and be subject to a 10.0% or 20.0% PRC withholding tax, respectively. Such PRC withholding tax would reduce your investment return on our ordinary shares, ADSs and/or notes and may also materially and adversely affect the prices of our ADSs and/or notes.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Five ADSs represent one Class A ordinary share and the number of votes to which each ADS would be entitled to is the number of Class A ordinary shares it represents. A number of our shareholders, including primarily Media Partner and Next Decade, whose shares are held in irrevocable discretionary trusts established by Mr. Mo, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

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

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may incur more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries and consolidated controlled entities may incur substantial additional debt in the future, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

We may not have the ability to raise the funds necessary to repurchase the notes upon a fundamental change (as defined in the indenture for the notes) or on December 15, 2016, and our future debt may contain limitations on our ability to repurchase the notes.

Holders of our outstanding notes will have the right to require us to repurchase their notes on December 15, 2016 and upon the occurrence of a fundamental change (as defined in the indenture for the notes) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest under certain circumstances. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor. In addition, our ability to repurchase the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the repayment of any future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

The future sale of substantial amounts of the ADSs and/or convertible notes could lower the market price for the ADSs and/or our outstanding notes, as the case may be.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. As of December 31, 2013, we had 81,777,545 ordinary shares outstanding, 7,918,231 ordinary shares reserved for issuance under our outstanding share-based awards and 2,579,616 ordinary shares reserved for issuance under our employee benefit plans for future share-based awards. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or the trading price of the notes.

We may become a passive foreign investment company (“PFIC”) which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2013 and we do not believe that we are likely to become one in our current taxable year or any future tax years. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. The most consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—United States federal income taxation” of this Form 20-F.

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

On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which are traded under the symbol of “SFUN.” Concurrently with our initial public offering, our majority shareholder, Telstra International Holdings Ltd. (“Telstra International”), an indirect, wholly owned subsidiary of Telstra Corporatoin Limited, a Fortune Global 500 company, sold to General Atlantic Mauritius Limited (“General Atlantic”), Apax, Next Decade and Digital Link Investments Limited, or Digital Link, all of its remaining shares in our Company in a private sale at the initial public offering price.

On February 18, 2011, we changed our ADS share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share.

On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary shares.

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.SouFun.com. We do not incorporate the information on our website into this Form 20-F. You can obtain the other reports we file with the SEC. See “Where you can find more information.”

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2013, according to reports issued by Data Center of China Internet (“DCCI”), an independent market research institution commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors according to research from DCCI. Through our websites and various mobile applications, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home-related sectors. Our user-friendly websites and mobile applications support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. Our current service offerings include:

•	Marketing services: We offer marketing services on our websites and mobile applications, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services are our largest source of revenues.

•	E-commerce services: We began to offer e-commerce services in 2011, including SouFun membership services and online transaction platform services. We provide both free and paid SouFun membership services to registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. Our members pay a specified fee for each property in order to be eligible for the discount. Prior to 2012, our SouFun membership services were categorized as other value-added services and products. In addition, through our www.jiatx.com website, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Our SouFun membership services have grown rapidly, making e-commerce services the second largest source of our revenues in 2012 and 2013.

•	Listing services: We offer basic and special listing services on our websites and mobile applications. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were the third largest source of revenues in 2013.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In 2009 and 2010, we also sold other value-added products which consisted of prepaid cards issued by home furnishing and improvement vendors. We ceased the sale of prepaid cards in 2011. In December 2013, we launched our financial services platform “SouFun Financial Services Channel” to bring third party financial products and services to our home buying members, SouFun certified agents in major cities in China, and developers and home improvement products and services providers.

We have built a large and active community of users, who are attracted by the comprehensive real estate and home related content available on our portal that forms the foundation of our service offerings. We currently maintain approximately 100 offices across China to focus on local market needs. Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement and other home-related products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement and other home-related markets.

In 2011, 2012 and 2013, we had revenues of US$343.8 million, US$430.3 million and US$637.4 million, respectively, representing a compound annual growth rate (“CAGR”) of 36.2%. During the same periods, our net income attributable to our shareholders was US$101.6 million, US$151.8 million and US$298.6 million, respectively, representing a CAGR of 71.5%.

Our Services

We provide (i) marketing services, (ii) e-commerce services, (iii) listing services, and (iv) other value-added services, to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile applications.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is our most important business. Revenues from marketing services were US$246.6 million, US$249.9 million and US$278.3 million in 2011, 2012 and 2013, respectively, representing 71.7%, 58.1% and 43.7% of our revenues, respectively. Our marketing services are delivered through our website www.soufun.com and our mobile applications, which can be downloaded from both AppStore and Andriod operating system, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.

We also combine traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. We believe that we have the opportunity to provide additional features to generate additional revenues without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home-related sectors are increasingly looking to the Internet and mobile application as an additional vehicle through which to attract customers.

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

E-commerce Services

We began to offer e-commerce services in 2011, which include SouFun membership services and online transaction platform services. Our revenues generated from e-commerce services were US$24.2 million, US$102.2 million and US$188.1 million in 2011, 2012 and 2013, respectively, representing 7.0%, 23.8% and 29.5% of our revenues, respectively.

SouFun Membership Services. We provide both free and paid membership services to the registered members of our SouFun cards on our websites and mobile applications. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. In 2013, we offered discounts on 1,534 property developments in 48 cities in China. Our revenues from SouFun membership services totaled US$22.5 million, US$102.0 million and US$188.1 million in 2011, 2012 and 2013, respectively, or 6.5%, 23.7% and 29.5% of our total revenues for the same periods.

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

Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile applications. Our revenues from listing services were US$67.1 million, US$72.9 million and US$161.5 million in 2011, 2012 and 2013, respectively, representing 19.6%, 16.9% and 25.3% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 82.5%, 76.3% and 90.2% of our listing service revenues in 2011, 2012 and 2013, respectively. Real estate developers, owners, agents, brokers, managers and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites have access to listing information free of charge.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. As of December 31, 2013, we had 190,168 paying subscribers to our basic listing services, compared to 128,667 paying subscribers as of December 31, 2012.

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

Our basic listing services help us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The increasing amount of our basic listings results in increased user traffic on our websites, which we believe can be leveraged to yield more marketing and special listing customers and higher marketing and special listing fees from our institutional customers.

We update the listing data on our websites and mobile applications on a daily basis through our proprietary content management process and software. This proprietary content management process is monitored by our listing monitoring team and allows our customers to submit listing information in a specific format. Our listing monitoring team periodically checks all listing information uploaded to our websites to identify common anomalies in posted information in order to limit unreliable data. Once we discover false information in a listing, we liaise with the real estate agent or broker to rectify the listing immediately. If such listing information is not revised on a timely basis, we will move it into a database that cannot be accessed by our users.

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$11.8 million, US$17.2 million and US$15.8 million in 2011, 2012 and 2013, respectively, representing 17.5%, 23.7% and 9.8% of our listing service revenues in those years, respectively.

Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing combined with an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. We organized and hosted, both online and offline, ten consecutive China Villa Festivals from 2004 to 2013, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. We believe growth in new property developments will continue due to China’s growing and increasingly affluent urban population, providing a steady market for our special listing services.

Other Value-added Services

In addition to marketing, e-commerce and listing services, we also provide other value-added services. Revenues from other value-added services were US$5.9 million, US$5.4 million and US$9.4 million in 2011, 2012 and 2013, respectively, representing 1.7%, 1.2% and 1.5% of our revenues, respectively.

Online Content Subscription and Research Services. We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our websites, such as real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to China Index Academy and us. We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.

“Total Web Solution” Services. “Total web solution” services help our customers integrate their services and products into our websites as well as to design their own websites. Customers interested in targeting consumers in the real estate and home furnishing and improvement and other home-related sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers by providing an additional avenue through which we can cross-sell other services, such as marketing, e-commerce and listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for customers located in smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.

Our Websites

Our principal website, www.soufun.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. According to DCCI, our website received a monthly average of approximately 61.4 million unique visitors in the fourth quarter of 2013. In addition, we had approximately 35.0 million registered members of our www.soufun.com website and had about 15.0 million registered members of our SouFun cards as of December 31, 2013.

As of December 31, 2013, our www.soufun.com website contained contents covering more than 330 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform.

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

Our www.soufun.com website covers a wide spectrum of PRC real estate and home furnishing and improvement and other home-related information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum of reliable information regarding China’s real estate and home-related markets that is helpful to market participants in the transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement and other home-related transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.soufun.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

With our on-the-ground capabilities in approximately 100 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Our Mobile Applications

We have developed a series of mobile applications to meet the diverse needs of home buyers, renters and real estate agents. The mobile applications are available for both iOS and Android operating systems and downloadable through our website or major app stores in China. At the end of 2013, approximately 30% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile applications). Our major mobile applications include the following.

SouFun App

We believe our SouFun App is the leading consumer facing mobile application in China. Users can access a comprehensive listings of new home, secondary and rental properties and other community or property market information in over 300 large and medium-sized cities in China.

Listing Assistant

Listing Assistant is designed to serve as a mobile assistant to real estate agents. Through the application, agents can manage their listings, client databases and showing appointments. The application also provides additional features such as a home price evaluator and mortgage payment and tax calculator.

Rental Assistant

Rental Assistant is designed to serve as a mobile assistant to renters and landlords. Through the application, landlords can list rental properties and communicate with potential renters. Renters can browse rental property information through the listings or find roommates on the social platform incorporated into the app. They can also write reviews on property visits.

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 330 cities across China and have on-the-ground personnel located in approximately 100 offices across China. In addition, we began to offer e-commerce services in 2011, and our SouFun membership services had already extended to 48 cities as of December 31, 2013. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing, e-commerce and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing, e-commerce and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sales support and services.

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

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. For example, in March 2013, we hosted our tenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past nine years that we held the event.

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

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2013, our sales and marketing team consisted of approximately 4,243 persons located in approximately 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

Our sales and marketing personnel are divided into the new homes, secondary and rental properties, home furnishing and improvements and research product groups. This structure allows our sales and marketing personnel to gain expertise with a specific subset of customers within the market sectors that we target, and to effectively design and market tailored services to customers within each subset.

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

We also have key account sales representatives in Beijing that serve our approximately 160 key account customers, which are identified based on their reputation, the scope of their operations as well as the amount of their contracts with us. We appoint one designated contact person to serve each key account customer. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press release and reports for our key account customers.

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

Seasonality

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. In contrast, the third quarter of each year generally contributes the largest portion of our annual revenues due to increased advertising and marketing activity of our customers in the PRC real estate industry as most property purchases take place in September and October of each year in terms of monthly transaction volumes. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.”

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing, e-commerce and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement and other home-related products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and DCCI. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

Other existing and potential competitors include:

•	real estate and home furnishing and improvement websites offering listing and marketing services in China including real estate websites sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites focused on real estate research services in China; and

•	online listing service providers, including general-purpose Internet portals and regional websites dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Anjuke.com, Leju Holdings Limited, Tencent’s fangqq.com, 58.com, Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized marketing, e-commerce, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 330 urban real estate markets in China as of December 31, 2013, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

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

Our application for the “SouFun” trademark for certain industry categories in China conflicts with existing registrations of or applications for similar trademarks. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of State Administration of Industry and Commerce to reconsider another PRC company’s trademark application for SOFANG” that it had previously rejected. We are currently evaluating our legal options, including appealing to the Supreme People’s Court of the PRC against the judgment of the Higher People’s Court of Beijing Municipality, which could take months or even longer to resolve. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

As of December 31, 2013, we held 144 registered copyrights and owned or licensed 133 registered trademarks in the PRC. As of the same date, we had 12 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2013, we owned or licensed 405 registered domain names, including our official website, www.soufun.com, and domain names registered in connection with www.jiatx.com and www.landlist.cn.

As of December 31, 2013, we had 6 patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the People’s Republic of China.

Facilities

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 14,640 sq.m. of office space. We moved to this location in January 2013. As of December 31, 2013, we leased or owned properties with an aggregate gross floor area of approximately 118,134 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. The building was the former training center of American International Group, Inc. (“AIG”). We acquired the building from Sahn Eagle LLC, a third party, in two transactions. We primarily use the building as our global training center.

We own certain commercial properties of approximately 3,111 sq.m. in Sanya, Hainan Province, China. We acquired 2,913 sq.m. and 198 sq.m. of these properties for RMB82.5 million (approximately US$13.1 million) and RMB5.6 million (approximately US$0.9 million) in two transactions pursuant to certain purchase agreements which we entered into with the previous owner of these properties, Beijing Hengxinjiahua Investment Consultancy Limited, in March and June 2012, respectively. We primarily use these properties as our local office.

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

In December 2013, we placed a deposit of US$38.1 million with a developer for the purchase of 22,402 sq.m. of an office building in Chengdu, Sichuan province in the PRC. The construction of the office building is expected to be completed by December 31, 2014. Pursuant to this agreement, we are entitled to liquidated damages as a percentage of the deposit if the office building is completed after December 31, 2014 and before March 30, 2015, and we may obtain a refund of the deposit in addition to liquidated damages and terminate the purchase agreement if the office building is not completed by March 30, 2015. If the real estate developer completes the building by December 31, 2014, the deposit is an interest free non-refundable payment for the property.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Legal Proceedings

We are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider the other PRC company’s trademark application for “ SOFANG” that it had previously rejected. We are currently evaluating our legal options, including appealing to the Supreme People’s Court of the PRC. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

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

In July 2006, MIIT publicly released the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

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

Four of our consolidated controlled entities, Beijing Internet, Beijing China Index, Beijing Technology and Beijing JTX Technology, each hold an ICP license issued by the Beijing Telecommunications Administration Bureau, a municipal branch of MIIT.

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, all of our related trademarks and domain names are owned directly by Beijing Internet, Beijing China Index, Beijing Technology and Beijing JTX Technology.

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

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, requiring an Internet content service provider that provides online bulletin board services to register with, and obtain approval from, local telecommunications authorities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn and Beijing Technology on www.soufun.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.soufun.com, respectively. Beijing JTX Technology and Beijing Advertising also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

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

Regulations relating to Employees

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules on Foreign-invested Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience operating in such industry.

C. Organizational Structure

We conduct substantially all of our operations in China through our PRC subsidiaries and consolidated controlled entities. For more information regarding the contractual arrangements among our PRC subsidiaries and consolidated controlled entities, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.” The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of the date of this report:

D. Property, Plant and Equipment

See “Item 4.B. Information on the Company—Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under “Item 3.D. Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2013, according to reports issued by DCCI, an independent market research institution commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors in 2013, according to research from DCCI. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home-related sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. Our current service offerings include:

•	Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our largest source of revenues in 2013.

•	E-commerce services: We began to offer e-commerce services in 2011, including SouFun membership services and online transaction platform services. We provide both free and paid SouFun membership services to registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. Prior to 2012, our SouFun membership services were categorized as other value-added services and products. In addition, through our www.jiatx.com website, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Our SouFun membership services have grown rapidly, making e-commerce services the second largest source of our revenues in 2013.

•	Listing services: We offer basic and special listing services. Our basic listing services are mainly offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In December 2013, we launched our financial services platform “SouFun Financial Services Channel” to bring third party financial products and services to our home buying members, SouFun certified agents in major cities in China, and developers and home improvement products and services providers.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to DCCI, in the fourth quarter of 2013, our website, www.soufun.com, received a monthly average of approximately 61.4 million unique visitors and generated a monthly average of approximately 1.8 billion website visits. We currently maintain approximately 100 offices to focus on local market needs.

Our revenue and net income attributable to our shareholders in 2013 was US$637.4 million and US$298.6 million, respectively. Marketing, e-commerce, listing and other value-added services accounted for 43.7%, 29.5%, 25.3% and 1.5%, respectively, of our revenues in 2013.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2012	2013
Average monthly unique visitors (million)*	53.9	76.9
Average monthly mobile unique visitors (million)*	1.8	23.7
Transactions under SouFun membership services	59,477	137,731

*	Source: Google Analytics

Certain of these measures, non-GAAP net income and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) are not measures calculated in accordance with GAAP and should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures of other companies because other companies may not calculate them in the same manner that we do.

	Year Ended December 31,
	2011		2012		2013
	(U.S. dollars in thousands)
Non-GAAP net income	US$	123,879	US$	174,203	US$	318,298
Adjusted EBITDA		153,370		213,472		371,121

Non-GAAP net income measures GAAP net income, excluding the impact of stock-based compensation expense, realized (gain) loss on available-for-sale security, other-than-temporary impairment on available-for-sale security, gain on bargain purchase, withholding tax on dividends and one-off tax impact.

Adjusted EBITDA is defined as non-GAAP net income before income tax, excluding one-off tax impact and withholding tax related to dividend, interest expenses, interest income, and depreciation. Adjusted EBITDA, while generally a measure of profitability, excludes certain non-cash expenses, interest and other income, income taxes, and certain other items that management believes affect the comparability of operating results.

Non-GAAP net income and adjusted EBITDA are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends. In particular, we believe that the exclusion of the expenses eliminated in calculating non-GAAP net income and adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that non-GAAP net income and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures;

•	non-GAAP net income does not reflect the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that historically have represented a reduction in cash available to us or tax benefits that may arise as a result of generating net losses; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider non-GAAP net income and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income and our other GAAP financial results.

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2011		2012		2013
	(U.S. dollars in thousands)
GAAP net income	US$	101,597	US$	151,804	US$	298,662
Share-based compensation		7,170		7,149		7,028
Other-than-temporary impairment on available-for-sale security		3,622		14		—
Realized (gain) loss on available-for-sale security		721		—		(821)
Gain on bargain purchase		—		—		(102)
One-off tax impact(1)		(7,645)		(1,631)		(15,101)
Withholding tax related to dividends(2)		18,414		16,867		28,632
Non-GAAP net income		123,879		174,203		318,298

(1)	One-off tax impact recognized in 2013 represents the adjustment on the applicable income tax rate used to measure the deferred tax liabilities in relation to the cumulative undistributed earnings of our two PRC subsidiaries which were not permanently reinvested. In September 2013, the subsidiaries obtained approvals from the tax authority for a reduced withholding tax rate of 5% on repatriation of dividends during the years 2013 to 2015 under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation.

One-off tax impact recognized in 2012 represents the adjustment on two of our PRC subsidiaries’ prior year tax positions upon obtaining approvals from tax authority in April 2012 to claim the tax incentive of “Software Enterprise” effective January 1, 2011.

One-off tax impact recognized in 2011 represents an adjustment on certain of our PRC subsidiaries’ tax position in relation to Guoshuihan [2010] No.157 (“Circular 157”) as the tax authority made a clarifying interpretation during 2011.

(2)	Withholding tax related to dividends represents deferred tax liabilities recognized in relation to undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies during the period presented.

	Year Ended December 31,
Reconciliation of non-GAAP net income and adjusted EBITDA	2011		2012		2013
	(U.S. dollars in thousands)
Non-GAAP net income	US$	123,879	US$	174,203	US$	318,298
Add Back
Interest expenses		4,026		11,630		14,675
Income tax expense excluding one-off tax impact and withholding tax related to dividends		31,848		40,669		56,250
Depreciation expenses		4,100		6,376		9,701
Subtract
Interest income		(10,483)		(19,406)		(27,803)
Adjusted EBITDA		153,370		213,472		371,121

Recent Developments

Convertible Senior Notes

In December 2013 and January 2014, we sold US$350 million and US$50 million in aggregate principal amount of convertible senior notes due 2018 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.6839 ADSs (48.4195 ADSs after the five-for-one ADS ratio change in April 2014) per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$103.26 per ADS or US$20.65 after the five-for-one ADS ratio change in April 2014). The net proceeds to us from the issuance of the Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the Notes. The Notes are senior unsecured obligations and rank (1) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of our unsecured indebtedness that is not so subordinated, (3) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and will rank structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries and consolidated controlled entities.

BaoAn Acquisition

In December 2012, we entered into an agreement to acquire a portion of the BaoAn Building in Shanghai for our Shanghai headquarters through the acquisition of the entire equity interests in three companies that owned and operated the property from China BaoAn Group Co., Ltd., a Chinese company, and its affiliated companies, for RMB800 million (US$127.3 million) in cash. The property, located at 800 Dongfang Road, Pudong, Shanghai, has usable space of approximately 42,000 square meters and is currently used for offices, retail space and a hotel. We primarily use it as our local office to support our business expansion in Shanghai and East China area. The relevant regulatory approvals were obtained and the acquisition was completed in the first quarter of 2013.

Dividend Distribution

In July 2013, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$81.0 million to holders of our ordinary shares and ADSs, payable to shareholders of record on July 29, 2013.

Chengdu Property Acquisition

In December 2013, we paid a deposit of US$38.1 million for the purchase of 22,402 sq.m. of an office building in Chengdu, Sichuan province in the PRC. The construction of the office building is expected to be completed by December 31, 2014. Pursuant to our agreement with the developer, we are entitled to liquidated damages as a percentage of the deposit if the office building is completed after December 31, 2014 and before March 30, 2015, and we may obtain a refund of the deposit in addition to liquidated damages and terminate the purchase agreement if the office building is not completed by March 30, 2015. If the real estate developer is able to complete the building by December 31, 2014, the deposit is an interest free non-refundable payment for the property.

ADSs Share Ratio Change

On March 18, 2014, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share. The record date for the ratio change was March 28, 2014. For our ADS holders, this ratio change had the same effect as a five-for-one ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on the New York Stock Exchange occurred on April 7, 2014.

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

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

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

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of December 31, 2013, we had established real estate-related content, search services, marketing and listing coverage of more than 330 cities across China, and our SouFun membership services, which were launched in 2011, were offered in 48 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing and real estate industries

The Internet, online marketing and real estate industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, e-commerce, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Market acceptance of our SouFun membership services

We began offering SouFun membership services in 2011, and our revenues from SouFun membership services totaled US$102.0 million and US$188.1 million in 2012 and 2013, respectively, or 23.7% and 29.5% of our total revenues for the same periods. The business of providing SouFun membership services is still relatively new and evolving. Our ability to maintain or increase the number of partner developers or property developments for which discounts on purchase price is offered, grow our member base and increase transaction volume to a significant extent depends on increased market acceptance of our SouFun membership services.

Demand for home furnishing and improvement information and products

As China’s real estate market has expanded and matured, the ancillary home furnishing and improvement industry has also been growing to meet rising consumer demand. Similarly, we have expanded our marketing and listing services to suppliers of home furnishing and improvement products and services. By adding this category of advertisers and clients, we have been able to expand our sources of marketing and listing service revenues and, accordingly, expect the rate of increase in our revenues to continue to benefit from the continued growth of China’s home furnishing and improvement sectors.

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, and Mr. Dai, our president and chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

Components of our Results of Operations

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

E-commerce Services

We launched our e-commerce services in 2011, including SouFun membership services and online transaction platform services. Our SouFun membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. In addition, through our website www.jiatx.com, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China

Listing Services

Our listing service revenues consist of revenues derived from both basic listing services and special listing services. Basic listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing supported or supplemented by offline events, such as a physical discussion forums or banquets, with the special listing as the theme.

Other Value-added Services

We also derive revenues from other value-added services, including subscriptions to our information database, research reports and total web solution services.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, e-commerce, listing and other value-added services. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites for our customers. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our WFOEs for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2011, 2012 and 2013, our cost of revenues represented 19.4%, 18.8% and 16.1% of our revenues, respectively. Starting from January 1, 2012, the PRC Ministry of Finance and SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing, Wuhan, Guangzhou, Tianjin and Suqian, in which we have operations. Effective August 1, 2013, the Pilot Program was expanded across China. With the adoption of the Pilot Program, our revenues are subject to VAT of 6% instead of business tax of 5%.

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

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts receivable, office expenses, communication expenses, professional service fees and other expenses for general and administrative purposes, as well as website development expenses related to the maintenance of our Internet portal browser and real estate database. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel. We expect our general and administrative expenses to increase in absolute amounts as our business continues to grow and remain relatively stable as a percentage of our revenues.

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

Hong Kong Income Tax

Bravo Work, China Index Academy, SouFun International, China Home Holdings (HK) Limited, China Institute of Real Estate Agents Limited, HK Property Network Limited and Sou You Tian Xia Holdings (HK) Limited are incorporated in Hong Kong. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2013. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States Tax

Wall Street Index Research Center LLC, Best Scholar Holdings (Delaware) Limited and Best Work Holdings (New York) LLC are incorporated in the United States of America and do not conduct any substantive operations of their own. No provision for the United States of America income tax has been made in the financial statements as the subsidiaries in the United States of America have no assessable income for the three years ended December 31, 2013. In addition, we do not expect these subsidiaries to pay dividends to their parent companies. Thus, we expect that withholding tax, if any, will be minimal.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period was allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 22%, 24% and 25% for 2010, 2011 and 2012, respectively.

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

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhong Zhi Shi Zheng, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. We received renewed HNTE certificates for these subsidiaries, which allow them to continue qualifying for the preferential tax rates in 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and we received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media and Beijing Zhong Zhi Shi Zheng were entitled to the tax holiday of 15%, 15% and 15% for years 2011, 2012 and 2013, respectively; whereas SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the tax holiday of 7.5%, 15% and 15% for years 2011, 2012 and 2013, respectively.

SAT subsequently issued Circular Guoshuihan [2010] No.157 (“Circular 157”) in April 2010 to further clarify the applicable EIT rate for entities which qualified for the HNTE status. According to Circular 157, entities which qualified for the HNTE status should elect one of the following two EIT treatments and no changes could be made once the election is made:

•	The applicable EIT rate is 15% but the remaining tax holiday would no longer be enjoyed; or

•	The remaining tax holiday could be enjoyed based on the transitional EIT rates, that is, 18%, 20%, 22% 24% and 25% for 2008 to 2012.

The effective date of Circular 157 was January 1, 2008. As a consequence of Circular 157, we elected to apply the second EIT treatment. The applicable EIT rate for SouFun Network and Beijing Technology was 10%, 11% and 12% for 2009, 2010 and 2011, respectively, while the applicable EIT rate for Beijing JTX Technology was 0%, 11% and 12% for 2009, 2010 and 2011, respectively.

During 2011, the Beijing Municipal State Tax Bureau clarified the tax policy with SAT in relation to the “three-year exemption, three-year 50% reduction” tax holiday that was implemented for entities which qualified for the HNTE status in the Zhongguancun Science Park (“ZSP”) and reached a verbal agreement with SAT that Circular 157 is not applicable to the entities registered in the ZSP. As a result, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology, the Company’s subsidiaries registered in the ZSP which qualified for the HNTE status, should be 7.5%, 7.5%, 7.5% for 2010 and 2011 and 15%, 15%, 7.5% for 2012, respectively. Accordingly, income tax expenses of US$7.5 million were reversed in 2011 for the cumulative effect of unnecessarily applying Circular 157 during 2009 and 2010. The reversed tax expenses consist of current income tax expenses of US$4.8 million and deferred tax expenses of US$2.7 million.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi, obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year enterprise income tax exemption for 2011 and 2012 and reduced enterprise income tax rate of 12.5% for 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1.6 million were reversed in 2012 for the cumulative effect of applying the statutory tax rate of 25% during 2011. The reversed tax expenses consist of current income tax expense of US$1.2 million and deferred tax expense of US$0.4 million.

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between 2013 and 2015. As a result of the change in tax status, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network of US$15.1 million was reversed during 2013.

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income after January 1, 2008. As of December 31, 2013, we have not accrued for PRC tax on such basis. We will continue to monitor our tax status.

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

Effective January 1, 2012, we have reclassified the revenues from SouFun membership services from other value-added services to e-commerce services in our consolidated statements of comprehensive income. The reclassification provides better operating information and is in line with the current development of our business. The change in presentation has been applied retrospectively to all periods presented.

Revenue Recognition

We recognize revenues only when there is (i) persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, e-commerce, listing and other value-added services. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies.

Marketing Services

We offer marketing services on our websites, primarily in the form of banner advertisements, floating links, logos and other media insertions. We offer these services to real estate developers and suppliers of home furnishing and improvement and other home-related products and services, which allow such advertisers to place advertisements on specified areas of our websites, in various specified formats and over various periods of time. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

We negotiate the service fee with the customer but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. Service fees are generally due and payable in installments over the service period. Historically, service fees have varied widely for marketing services and such variation in prices exists even when the same forms of services are provided in the same location of our websites and for the same duration. Marketing services typically last from several days to one year. Delivery of the services occur upon displaying the advertising, floating links, logos and other media insertions on our websites over the specified service period. We perform credit assessments on our customers prior to signing the written contract to ensure collectability is reasonably assured. We recognize revenues ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605 “Revenue Recognition.”

For certain arrangements, we provide marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

We account for each deliverable in the arrangement as separate unit of accounting. Revenues are allocated to each unit of accounting on a relative fair value basis using a selling price hierarchy and are recognized ratably over the duration of the service period. The selling price for a given deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price, which is determined based on our BESP for that deliverable because neither VSOE nor TPE exist. In determining the BESP for each deliverable, we consider our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically.

We updated the BESP for each deliverable during 2013. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

E-commerce Services

We began to provide e-commerce services in 2011. Our e-commerce services consist of SouFun membership services and our online transaction services platform.

SouFun membership services

We enter into arrangements with real estate developers, pursuant to which we generally charge our prospective home buyer customers RMB5,000 to RMB20, 000 to purchase specified properties from the real estate developers at a discount significantly greater than the fees charged by us. The discount is either a fixed amount off or a fixed percentage of the price of the specified property. The fees paid by prospective home buyers are refundable before a purchase of the specified properties is made by the prospective home buyer. We recognize revenues when we have received the fees and the prospective home buyer has applied the discount to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as customers’ refundable fees.

Online transaction services platform

We operate (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enable third-party merchants to transact with customers online. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed. When a customer places his or her order for home furnishing products with a third-party merchant through our marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer is processed by the third-party merchant after payment is made through our online payment platform. When the sales transaction is completed, we recognize the commission earned as e-commerce services revenues upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through our marketplace and online payment platforms.

Listing Services

Listing services include basic listing and special listing services. We offer our basic and special listing services to real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

Basic Listing Services. Basic listings entitle our customers to post and change information for properties, home furnishings and other related products and services in a specified area on our websites for a specified period of time, typically ranging from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to our websites available for posting by the customers over the specified listing period. In accordance with ASC 605-25, we recognize revenues ratably over the duration of the service period as the basic listing services are being delivered.

Special Listing Services. Special listing services are multiple element arrangements comprising website listing services and other coordination of promotional themed events, such as physical forums and banquets, each with the special listing as the theme, where our customers promote their products or services to a live audience. These “offline” services do not have standalone value and are always sold with special listing services. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the “offline” services. As the “offline” services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25 whereby we recognize revenues upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

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

Our business is subject to business taxes, value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. Business taxes, value-added taxes and related surcharges and cultural construction fees for 2011, 2012 and 2013 were US$21.1 million, US$28.9 million and US$38.8 million, respectively.

All service fees received in advance of the provision of services are initially recorded as either deferred revenues or customers’ refundable fees which we subsequently recognize as revenues when we perform the related services.

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

Funds Receivable

Funds receivable represents cash from SouFun membership services due from third-party payment service providers for clearing transactions. We carefully consider and monitor the credit worthiness of the third-party payment service providers used.

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable as of December 31, 2012 and 2013, respectively.

Share-based Compensation Costs

We account for share-based awards granted to employees under ASC 718, “Compensation—Stock Compensation: Overall.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using the appropriate option pricing model. All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

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

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. We reduce carrying amounts of deferred tax assets by a valuation allowance, if, based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, we assess the need to establish valuation allowances for deferred tax assets at each reporting period based on a “more-likely-than-not” realization threshold. We consider, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards, if any, not expiring.

We apply ASC 740, “Income Taxes” to account for uncertainties in income taxes. In accordance with the provisions of ASC 740-10, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

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

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2013-11, “Income Taxes (Topic 740),” to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We early adopted ASU 2013-11 and the adoption of ASU 2013-11 did not have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of revenue	Amount		Percentage of revenue	Amount		Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services	US$	246,634	71.7%	US$	249,861	58.1%	US$	278,322	43.7%
E-commerce services		24,170	7.0%		102,162	23.8%		188,107	29.5%
Listing services		67,125	19.6%		72,874	16.9%		161,547	25.3%
Other value-added services		5,897	1.7%		5,361	1.2%		9,403	1.5%

Total revenues		343,826	100%		430,258	100%		637,379	100%

Cost of revenues
Cost of services		(66,571)	(19.4)%		(80,863)	(18.8)%		(102,488)	(16.1)%
Total cost of revenues		(66,571)	(19.4)%		(80,863)	(18.8)%		(102,488)	(16.1)%

Gross profit		277,255	80.6%		349,395	81.2%		534,891	83.9%
Operating expenses
Selling expenses		(67,207)	(19.5)%		(80,056)	(18.6)%		(101,935)	(16.0)%
General and administrative expenses		(69,611)	(20.3)%		(70,780)	(16.5)%		(83,384)	(13.1)%
Other income		—	—		—	—		786	0.1%

Operating income		140,437	40.8%		198,559	46.1%		350,358	55.0%
Foreign exchange gain		1	0%		90	0%		3	0%
Interest income		10,483	3.0%		19,406	4.5%		27,803	4.4%
Interest expenses		(4,026)	(1.2)%		(11,630)	(2.7)%		(14,675)	(2.3)%
Realized gain—trading securities		263	0.1%		—	—		—	—
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net (loss) gain on available-for-sale security of(US$721), nil and US$821 for the years ended December 31, 2011, 2012 and 2013, respectively)		(721)	(0.2)%		—	—		821	0.1%
Government grants		1,399	0.4%		1,298	0.3%		4,031	0.6%
Other-than-temporary impairment on available-for-sale securities		(3,622)	(1.1)%		(14)	0%		—	—
Gain on bargain purchase		—	—		—	—		102	0%

Income before income taxes and noncontrolling interests		144,214	41.9%		207,709	48.3%		368,443	57.8%
Income tax expenses		(42,617)	(12.4)%		(55,905)	(13.0)%		(69,781)	(10.9)%

Net income		101,597	29.5%		151,804	35.3%		298,662	46.9%

Net income (loss) attributable to noncontrolling interests		(28)	0%		(6)	0%		53	0%
Net income attributable to SouFun Holdings Limited’s shareholders		101,625	29.5%		151,810	35.3%		298,609	46.9%

Other comprehensive income, before tax
Foreign currency translation adjustments		10,839	3.2%		1,378	0.3%		20,150	3.1%
Unrealized holding gain on available-for-sale securities		—	—		743	0.2%		78	0%
Reclassification adjustment for loss (gain) included in net income		721	0.2%		—	—		(821)	(0.1)%

Other comprehensive income, before tax		11,560	3.4%		2,121	0.5%		19,407	3.0%

Income tax expense related to components of other comprehensive income		—	—		—	—		—	—
Other comprehensive income, net of tax		11,560	3.4%		2,121	0.5%		19,407	3.0%

Comprehensive income		113,157	32.9%		153,925	35.8%		318,069	49.9%

Comprehensive income (loss) attributable to noncontrolling interests		(28)	0%		(6)	0%		53	0%
Comprehensive income attributable to SouFun Holdings Limited’s shareholders		113,185	32.9%		153,931	35.8%		318,016	49.9%

Share-based compensation expenses included in:
Cost of revenues		1,103	0.3%		1,162	0.3%		1,143	0.2%
Selling expenses		1,506	0.4%		1,626	0.4%		1,621	0.3%
General and administrative expenses		4,561	1.3%		4,361	1.0%		4,264	0.7%

Revenues

Our revenues increased 48.1% and 25.1% year-over-year in 2013 and 2012, respectively. The year-over-year increase in revenues in 2013 was primarily driven by the growth in listing services and, to a lesser extent, SouFun membership services. The year-over-year increase in revenues in 2012 was primarily driven by the growth in SouFun membership services and, to a lesser extent, listing services.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites of banners, links, logos and floating signs. Revenues from marketing services increased 11.4% and 1.3% year-over-year in 2013 and 2012, respectively. In 2011, 2012 and 2013, revenues generated from our marketing services represented 71.7%, 58.1% and 43.7% of our revenues, respectively. We expect revenues from marketing services to remain the most important source of our revenues for the foreseeable future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of marketing service revenues	Amount		Percentage of marketing service revenues	Amount		Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	US$	210,719	85.4%	US$	222,963	89.2%	US$	258,479	92.9%
Home furnishing and improvement		33,635	13.7%		25,695	10.3%		18,924	6.8%
Secondary and rental		2,280	0.9%		1,203	0.5%		919	0.3%

Total marketing service revenues		246,634	100%		249,861	100%		278,322	100%

New home business accounted for 85.4%, 89.2% and 92.9% of our marketing service revenues in 2011, 2012 and 2013, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

E-commerce Services. Revenues from e-commerce services increased 84.1% and 322.7% year-over-year in 2013 and 2012, respectively. The increase in revenues in 2013 was primarily due to expansion of the SouFun membership services in existing and new cities. The increase in revenues in 2012 was primarily due to the increasing market acceptance of the SouFun membership services. We began offering SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011. Revenues from e-commerce services represented 7.0%, 23.8% and 29.5% of our revenues in 2011, 2012 and 2013, respectively.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of e- commerce service revenues	Amount		Percentage of e- commerce service revenues	Amount		Percentage of e- commerce service revenues
	(US$ in thousands, except percentage)
New home	US$	22,513	93.1%	US$	102,109	99.9%	US$	188,102	100.0%
Other product group		1,657	6.9%		143	0.1%		5	0.0%

Total e-commerce service revenues		24,170	100%		102,162	100%		188,107	100%

New home business accounted for 93.1%, 99.9% and 100.0% of our e-commerce service revenues in 2011, 2012 and 2013, respectively.

Listing Services. Revenues from our listing services increased 121.7% and 8.6% year-over-year in 2013 and 2012, respectively. The year-over-year increase in revenues in 2013 was primarily due to a 162.0% increase in revenues from basic listing services from US$55.6 million to US$145.8 million over the same periods. This increase was primarily due to the increased paying agent subscribers and increased spending from existing and new subscribers. The year-over-year increase in revenues in 2012 was primarily due to a 46.6% increase in revenues from special listing services from US$11.8 million to US$17.2 million over the same periods. This increase was primarily due to the general recovery in the secondary real estate market during the second half of 2012 and increased advertising spending from new home developers in tier 1 and tier 2 cities. Revenues from our basic listing services increased 0.5% from US$55.4 million in 2011 to US$55.6 million in 2012. In 2011, 2012 and 2013, revenues from our listing services represented 19.6%, 16.9% and 25.3% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. We expect basic listing service revenues to grow as a percentage of our total revenues as the secondary home market continues to grow in China. However, recent regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes may impact our revenues. The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of listing service revenues	Amount		Percentage of listing service revenues	Amount		Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	US$	55,359	82.5%	US$	55,626	76.3%	US$	145,752	90.2%
Special listing		11,766	17.5%		17,248	23.7%		15,795	9.8%

Total listing service revenues		67,125	100%		72,874	100%		161,547	100%

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of listing service revenues	Amount		Percentage of listing service revenues	Amount		Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	US$	54,732	81.5%	US$	55,114	75.6%	US$	144,963	89.7%
Research		9,785	14.6%		13,592	18.7%		14,178	8.8%
Other product group		2,608	3.9%		4,168	5.7%		2,406	1.5%

Total listing service revenues		67,125	100%		72,874	100%		161,547	100%

Secondary and rental properties business accounted for 81.5%, 75.6% and 89.7% of our listing service revenues in 2011, 2012 and 2013, respectively.

Other Value-added Services. Revenues from other value-added services increased 75.4% in 2013 primarily due to database services. Revenues from other value-added services and products decreased 9.1% in 2012 primarily due to our increased focus on our core marketing, e-commerce and listing services. In 2011, 2012 and 2013, revenues from other value-added services represented 1.7%, 1.2% and 1.5% of our revenues, respectively.

Cost of Revenues

Our cost of revenues as a percentage of our total revenues was 19.4%, 18.8% and 16.1% in 2011, 2012 and 2013, respectively. Our cost of revenues increased 26.7% and 21.5% year-over-year in 2013 and 2012, respectively.

The increase in cost of revenues in 2013 was primarily due to (1) an increase in staff costs from US$32.1 million in 2012 to US$37.6 million in 2013, due to our hiring of editorial staff and customer service personnel throughout 2013 to support our growth, and (2) an increase in business taxes, value-added taxes, surcharges from US$28.9 million in 2012 to US$38.8 million in 2013 and other expenses primarily due to our business growth.

The increase in cost of revenues in 2012 was primarily due to (1) an increase in staff costs from US$25.4 million in 2011 to US$32.1 million in 2012, due to our hiring of editorial staff and customer service personnel throughout 2012 to support our growth, and (2) an increase in business taxes, value-added taxes, surcharges and meeting expenses from US$21.2 million in 2011 to US$28.9 million in 2012 and other expenses primarily due to our business growth.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased 53.1% and 26.0% year-over-year in 2013 and 2012, respectively. Our gross margin was 80.6%, 81.2% and 83.9% in 2011, 2012 and 2013, respectively.

Operating Expenses

Our operating expenses increased 22.9% and 10.2% year-over-year in 2013 and 2012, respectively. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses. In 2011, 2012 and 2013, our operating expenses represented 39.8%, 35.1% and 29.1% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2011			2012			2013
	Amount		Percentage of operating expenses	Amount		Percentage of operating expenses	Amount		Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	US$	67,207	49.1%	US$	80,056	53.1%	US$	101,935	55.0%
General and administrative expenses		69,611	50.9%		70,780	46.9%		83,384	45.0%

Total		136,818	100%		150,836	100%		185,319	100%

Selling Expenses. Our selling expenses increased 27.3% and 19.1% year-over-year in 2013 and 2012, respectively. The increase in selling expenses was primarily due to an increase in staff costs. Staff costs increased 38.7% (from US$39.4 million to US$54.6 million) and 29.2% (from US$30.5 million to US$39.4 million) year-over-year in 2013 and 2012, respectively. This increase was mainly due to the hiring of additional sales and marketing personnel to support our business growth.

General and Administrative Expenses. Our general and administrative expenses increased 17.8% in 2013 primarily due to an increase in staff cost. Staff costs increased 24.3% from US$33.3 million in 2012 to US$41.4 million in 2013, primarily due to our hiring of additional staff.

Our general and administrative expenses increased 1.7% in 2012 primarily due to an increase in staff cost, which was substantially offset by a decrease in bad debt expenses. Staff costs increased 22.4% from US$27.2 million in 2011 to US$33.3 million in 2012, primarily due to our hiring of additional staff. Bad debt expenses decreased by 24.6% from US$16.4 million in 2011 to US$12.3 million in 2012, primarily due to a recovery of the real estate industry and, we believe, a general improvement in our customers’ financial condition in 2012.

Other income. Other income in 2013 consists of other revenue of US$8.9 million and other expenses of US$8.1 million of the three subsidiaries we acquired in the BaoAn acquisition since March 2013.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased 76.5% and 41.4% year-over-year in 2013 and 2012, respectively. Our operating margin was 40.8%, 46.1% and 55.0% in 2011, 2012 and 2013, respectively.

Interest Income

Our interest income increased 43.3% and 85.1% year-over-year in 2013 and 2012, respectively. The increase in interest income was mainly due to our increased bank deposits and to a lesser extent the higher interest rates for our bank deposits.

Interest Expenses

Our interest expenses increased 26.2% and 188.9% year-over-year in 2013 and 2012, respectively. The increase in interest expenses was primarily due to our increased bank borrowings in 2013 and 2012. In the future, we expect interest expense to increase due to the issuance of our $400 million of notes.

Realized (loss) gain on available-for-sale security

We had a realized gain on available-for-sale security of US$0.8 million in 2013 due to subsequent recovery in share price upon sales of available-for-sale securities. The realized loss in 2011 is reclassification out of accumulated comprehensive income due to a significant decline in the share price.

Government Grants

Our government grants, which consisted of refunds on business taxes and VAT, totaled US$1.4 million, US$1.3 million and US$4.0 million in 2011, 2012 and 2013, respectively.

Other-than-temporary Impairment on Available-for-sale Securities

We had no and de minimis other-than-temporary impairments on available-for-sale securities in 2013 and 2012, respectively, as compared with US$3.6 million in 2011.

Gain on bargain purchase

The US$0.1 million gain on bargain purchase was attributable to the excess of the fair value of the identifiable net assets acquired over the cost of BaoAn acquisition as of the acquisition date.

Income Tax Expenses

Our income tax expenses increased 24.8% and 31.2% year-over-year in 2013 and 2012, respectively. Our effective tax rate was 29.6%, 26.9% and 18.9% in 2011, 2012 and 2013, respectively.

The increase in our tax expenses in 2013 was principally due to our increased income before income taxes, and the decrease in our effective tax rate was primarily due to reversal of US$15.1 million of previously accrued income tax, resulting from certain of our WFOEs being now subject to lower dividend-related withholding tax rates and to a lesser extent, the effects of the implementation of our tax strategy.

The increase in our tax expenses in 2012 was principally due to our increased income before income taxes, and the decrease in our effective tax rate was due to greater profit contribution by two subsidiaries with tax exemption status in 2012 and the reversal of US$1.6 million of previously accrued income tax, resulting from the change in the tax status of these two subsidiaries in 2012.

Net (Loss) Income Attributable to Our Noncontrolling Interests

Net income attributable to our noncontrolling interests was US$0.05 million in 2013, as compared with de minimis net loss and net loss of US$0.03 million in 2012 and in 2011, respectively.

B. Liquidity and Capital Resources

Historically, we financed our operations primarily through internally generated cash, bank borrowings and equity financings. As of December 31, 2013, we had approximately US$581.0 million in cash and cash equivalents, which primarily consisted of cash and bank deposits. Of our cash and cash equivalents as of December 31, 2013, US$322.7 million was held inside the PRC and US$258.3 million was held outside of the PRC. Of the US$322.7 million held inside the PRC, US$135.8 million was held by our consolidated controlled entities and US$186.9 million was held by our subsidiaries. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2011, 2012 and 2013, we had short-term investments of US$8.6 million, US$26.8 million and US$10.1 million, respectively.

As of December 31, 2013, we had U.S. dollar-denominated short-term borrowings of US$90.0 million, consisting of bank borrowings of US$25.0 million and US$65.0 million from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 2.5% to LIBOR plus 2.7%. These bank borrowings are secured by bank deposits of approximately US$27.9 million and US$71.7 million, respectively, placed with financial institutions in the PRC. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2013, we had U.S. dollar-denominated long-term borrowings of US$180.8 million, obtained from financial institutions in the United States, which are due in the third quarters of 2015 and 2016. These borrowings bear an interest rate of LIBOR plus 1.7% to 2.6% and are secured by bank deposits of US$208.2 million placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings could be released after we repay these bank borrowings in full. These pledged deposits are also classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

These bank borrowings are incurred to satisfy the operating needs of the Company and its offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments, and other operational expenses.

Use of Proceeds	Amount
	(US$ in thousands)
Payment of dividends	US$	354,272
Acquisition of building		60,750
Other (interest expenses and taxes)		13,722
Total		428,744

In December 2013 and January 2014, we sold US$350 million and US$50 million in aggregate principal amount of convertible senior notes due 2018 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.6839 ADSs (48.4195 ADSs after the five-for-one ADS ratio change in April 2014) per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$103.26 per ADS or US$20.65 after the five-for-one ADS ratio change in April 2014). The net proceeds to us from the issuance of the Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$10.1 million, which are being amortized to interest expense to the first put date of the Notes. The Notes are senior unsecured obligations and rank (1) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of our unsecured indebtedness that is not so subordinated, (3) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and will rank structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries and consolidated controlled entities.

We believe that our working capital is sufficient for our present requirements. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Item 3.D. Key Information—Risks Factors—Risks Related to Our ADSs and Notes—We may need additional capital, and the sale of additional ADSs, notes or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	US$	157,701	US$	218,893	US$	408,056
Net cash used in investing activities		(20,231)		(129,294)		(39,770)
Net cash (used in) generated from financing activities		(163,662)		(122,600)		87,149
Net (decrease) increase in cash and cash equivalents		(21,106)		(32,247)		462,843
Cash and cash equivalents at beginning of year		171,520		150,414		118,167
Cash and cash equivalents at end of year		150,414		118,167		581,010

Net Cash Generated from Operating Activities

We had a net cash generated by operating activities of US$408.0 million in 2013, which was primarily attributable to our net income of US$298.7 million during this period, an increase in accrued expenses and other liabilities of US$41.4 million primarily attributable to an increase in the portion of proceeds to be remitted to marketing agents under SouFun Membership services, an increase of US$46.4 million in deferred revenue due to increased advance from customers and US$33.5 million in customers’ refundable fees due to expansion of SouFun Membership services. This was partially offset by an increase of US$25.5 million in our accounts receivable due to the expansion of our business operations, an increase of US$29.3 million in funds receivable and an increase of US$12.3 million in prepayment and other current assets primarily attributable to increase in interest receivable.

We had a net cash generated by operating activities of US$218.9 million in 2012, which was primarily attributable to our net income of US$151.8 million during this period, an increase in accrued expenses and other liabilities of US$27.0 million primarily attributable to an increase in accrued unrecognized tax benefits, related interest and penalties, and the time lag in the settlement of VAT. This was partially offset by an increase of US$14.6 million in our accounts receivable due to the expansion of our business operations and an increase of US$1.3 million in prepayments and other current assets.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$39.8 million in 2013. This was primarily attributable to a US$37.7 million increase in deposit for non-current assets primarily attributable to a refundable deposit for the purchase of office building in Chengdu, a US$12.8 million increase in payment for BaoAn acquisition, a US$10.0 million increase in short-term investments in the form of fixed-rate time deposits in China and a US$6.7 million increase in property and equipment. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$25.8 million relating to our fixed-rate time deposits in China and proceeds from sales of available-for-sale security of US$1.5 million.

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

Net Cash Used in Financing Activities

Our net cash generated from financing activities was US$87.1 million in 2013, primarily due to net proceeds from the issuance of convertible senior notes of US$341.6 in December 2013, proceeds from long-term bank borrowings of US$100.0 million and proceeds from the exercise of share options of US$26.0 million. These amounts were partially offset by repayment of short-term bank borrowings of US$180.7 million, dividend payments to our shareholders of US$81.0 million and an increase in restricted cash pledged security for bank borrowings of US$108.2 million.

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

Capital Expenditures

Our capital expenditures were US$60.1 million, US$18.1 million and US$6.7 million in 2011, 2012 and 2013, respectively. In 2011, our capital expenditures were primarily related to the purchase of the former AIG training center in New York. Our capital expenditures decreased by 69.9% from US$60.1 million in 2011 to US$18.1 million in 2012, which were primarily related to the purchase of the certain commercial properties in Sanya, Hainan Province, China. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2011, 2012 and 2013, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$10.4 million, US$17.5 million and US$32.3 million, representing 3.0%, 4.1% and 5.1% of our total revenues in 2011, 2012 and 2013, respectively.

D. Trend Information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this Form 20-F.

E. Off-Balance Sheet Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment due by period
	Total		Less than one year		One to three years		Three to five years		More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	US$	440,000	US$	8,000	US$	16,000	US$	416,000	US$	—
Operating lease commitments		25,257		10,581		12,526		2,150		—
Loan principal and interest expense obligation		281,177		80,941		200,236		—		—

Our convertible senior notes will mature in December 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.6839 ADSs (48.4195 ADSs after the five-for-one ADS ratio change in April 2014) per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$103.26 per ADS or US$20.65 after the five-for-one ADS ratio change in April 2014). The conversion rate is subject to certain corporate events. The interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary shares.

Our loan principal and interest expense obligations relate to our US-dollar denominated bank borrowings of US$25.0 million, US$65.0 million and US$180.8 million obtained from financial institutions in Singapore, Hong Kong and New York. These bank borrowings are secured by bank deposits of approximately US$27.9 million, US$71.7 million and US$208.2 million, respectively, placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.7% to LIBOR plus 2.7%. Of the loan principle and interest expense obligation less than one year and one to three years, US$76.6 million and US$15.0 million respectively was repaid in January 2014 prior to their maturity.

G. Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Ratio of earnings to fixed charges	34.1	34.7	19.3	13.9	20.4

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and one-third of our rental expenses relating to operating leases, which we deem representative of an interest factor.

H. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2014. The business address of each of our directors and executive officers is F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China.

Name	Age	Position
Vincent Tianquan Mo	49	Executive chairman of the board of directors
Quan Zhou	56	Director
Shan Li	50	Independent director
Qian Zhao	45	Independent director
Sam Hanhui Sun	41	Independent director
Jeff XuesongLeng	44	Director
Thomas Nicholas Hall	46	Director
Richard Jiangong Dai	40	President, chief executive officer and director
Lanying Guan	46	Chief financial officer
Jian Liu	38	Chief operations officer

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

Quan Zhou has served as a director of our Company since 1999. Mr. Zhou has been the president of IDG Technology Venture Investment, Inc., or IDG Technology, over 15 years. He is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I, IDG-Accel China Capital Fund I and their respective successor funds. He currently serves on the boards of a number of private companies, including Superdata Technology (Asia) Limited, OriGene Technologies Inc., CosmoChina International Inc., Xunlei Limited, Yesky.com Inc., CreditEase Holdings (Cayman) Limited and MEMSIC Inc. Mr. Zhou holds a bachelor’s degree in chemistry from the China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences, and a Ph.D degree in fiber optics from Rutgers University.

Shan Li has served as a director of our Company since 1999 and is an independent director of our Company and chair of our compensation committee. Mr. Li is a founding partner and director of San Shan (HK) Limited, a private equity firm focused on the China market. Previously, Mr. Li was the chief executive officer of BOC International Holdings Limited, a position he held from 2001 to 2005. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li is currently Chairman and CEO of Chianstone Capital Management Limited. Mr. Li was a senior advisor and vice chairman of UBS Investment Bank in Asia from 2010 to 2011. Mr. Li is currently the Chief International Business Adviser of Chian Development Bank. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.

Qian Zhao is an independent director of our Company and chair of our nominating and corporate governance committee. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently an independent director of Trina Solar Limited, a NYSE-listed company. Mr. Zhao was a managing director of CXC Capital, Inc., which was the management company of CXC China Sustainable Growth Fund form 2008 to 2011, and president of Camelot Information Systems Inc., a company listed on NASDAQ, from 2011 to 2013. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Sam Hanhui Sun is an independent director of our Company and chairman of our audit committee. Mr. Sun has been chief financial officer of Qunar Cayman Islands Limited, a company listed on NASDAQ, since January 2010. He was chief financial officer of Beijing Ruifeng Co. Ltd. from May 2009 to September 2009 and KongZhong Corporation, a Nasdaq-listed company, from February 2007 to April 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun took various financial controller roles at Microsoft China R&D Group, Maersk China Co. Ltd. and our Company. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Jeff XuesongLeng has been a director of our Company since our initial public offering in September 2010, pursuant to the investor’s rights agreement dated August 13, 2010. Mr. Leng is a managing director at General Atlantic LLC, a private equity investment firm. Mr. Leng is based on Hong Kong where he is a member of the firm’s Executive Committee and heads the firm’s Greater China and North-East Asia practice. Mr. Leng serves on the board of directors at WuXi PharmaTech (Cayman) Inc., a company listed on the New York Stock Exchange, and Zhongsheng Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Leng earned a master of business administration degree from the Wharton School of Business, University of Pennsylvania in 1999 and a bachelor of international industrial trade degree from Shanghai Jiao Tong University in 1992.

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

In 2013, we paid aggregate cash compensation of approximately US$751,441 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

Stock Related Award Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan, or the Plan. The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our Company. As of December 31, 2013, options to purchase 3,534,316 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the Plan provides that in circumstances where there is a change in the control of our Company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

As of December 31, 2013, we had awarded options to purchase 5,598,319 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$23.94.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. The maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan as of December 31, 2013 was 8,177,755 ordinary shares. As of December 31, 2013, there were outstanding options to purchase 4,383,915 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 1,838,851 ordinary shares were exercisable.

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

The following table summarizes, as of December 31, 2013, the outstanding options that we granted to our current directors and executive officers.

	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2016
	225,000	—	5.00	December 31, 2007	December 30, 2017
	225,000	—	5.00	December 31, 2008	December 30, 2018
	225,000	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
Mr. Dai	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
Shan Li	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.00	December 31, 2009	December 30, 2019
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
Jian Liu	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
Lanying Guan	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

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

Our audit committee is responsible for, among other things:

•	Appointing, retaining, terminating, overseeing and determining compensation of the independent auditor. The independent auditor shall report directly to the Committee. The Committee has have the sole authority to approve the hiring and discharging of the independent auditors, all engagement fees and terms thereof and, to the extent permissible under applicable regulatory guidelines, all non-audit engagements of the independent auditors.

•	Reviewing the scope and results of the annual audit with the independent auditor.

•	Reviewing and discussing, with the internal auditors or the person(s) in the financial department acting as internal auditor(s), the overall scope and plans for their audits and determine whether the internal audit function has the appropriate resources and expertise.

•	Reviewing and discussing with management and the independent auditors, the adequacy and effectiveness of our disclosure controls, internal accounting and financial controls, the quality of the financial and accounting personnel, and any relevant recommendations.

•	Discussing our guidelines and policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to us, and reviewing major legislative, regulatory and accounting developments which could materially impact our contingent liabilities and risks.

•	Reviewing and discussing with management and the independent auditors the annual audited financial statements and unaudited quarterly financial statements and proposed filings with the SEC, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and among others, discussing the following matter with the independent accountants: (a) the quality as well as acceptability of the accounting principles applied in the financial statements; (b) new or changed regulatory or accounting policies (including an analysis of the effect of alternative GAAP methods); off-balance sheet structures; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items; and (c) financial statement presentations.

•	Reviewing the reports prepared by management and by our independent auditors, assessing the adequacy and effectiveness of our internal controls and procedures, prior to the inclusion of such reports in our periodic filings as required under SEC rules. The Committee reviews disclosures regarding our internal controls that are required to be included in SEC reports.

•	Reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of our system of disclosure controls and procedures, including by meeting periodically with our management, independent auditors and legal counsel to review their assessment of such disclosure controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in our periodic filings.

•	Recommending to the Board whether the audited financial statements are satisfactory to be included in our annual or other reports to the SEC.

•	At least annually, reviewing any management letters or internal control reports prepared by the independent auditors or our internal auditors and responses to prior management letters, and reviewing with the independent auditors our internal quality control and financial controls, including the budget, staffing and responsibilities of our financial and accounting staff.

•	Reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the type and presentation of information to be included in earnings press releases.

•	Periodically meeting in separate sessions with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors.

•	Reviewing with the independent auditor any audit problems or difficulties the independent auditor encountered in the course of audit work (e.g., restrictions on the scope of the independent auditor’s activities or access to requested information and any significant disagreements with management) and the management’s response. The Committee shall also be responsible for the resolution of disagreements between management and the independent auditors regarding financial reporting.

•	Setting clear hiring policies for employees or former employees of the independent auditors.

•	Reviewing and approving or prohibiting all proposed related-party transactions of $500,000 or more, as defined in Item 404 of Regulation S-K.

•	Monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

•	Establishing procedures for (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review periodically with management and our internal accounting department these procedures and any significant complaints received.

•	Pre-approving all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The Committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to us, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the Committee, provided that any pre-approvals delegated to one or more members of the Committee are reported to the Committee at its next scheduled meeting.

•	Evaluating at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditor and consideration whether there should be a rotation of the lead partner or independent auditing firm, and take appropriate action to oversee the independence of the independent auditors.

•	At least annually, obtaining and reviewing a report by the independent auditors describing: (A) the audit firm’s internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues; (C) all relationships between the independent auditors and us to enable the Committee to assess the auditors’ independence; and (D) any other matters required to be included in a letter from the independent auditors pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor’s communications with the Committee concerning independence.

•	Reviewing and reassessing, at least annually, the Committee’s performance and the adequacy of this charter and report its conclusion and any recommendations to the Board.

•	Reporting regularly to the full board of directors.

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

Our compensation committee is responsible for:

•	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.

•	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.

•	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.

•	At least annually, either as a committee or together with the other independent directors (as directed by the Board), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (i) the annual base salary level; (ii) the annual incentive opportunity level; (iii) the long-term incentive opportunity level; (iv) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate; and (v) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the Committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years.

•	Reviewing and approving, or making recommendations to the Board with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The Committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The Committee shall also seek the input of the Chief Executive Officer with respect to the performance evaluation and compensation of executives other than the Chief Executive Officer.

•	Periodically reviewing the compensation of our directors and approving changes or making recommendations to the Board with respect thereto.

•	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to the Board, as appropriate.

•	Advising on the setting of compensation for officers whose compensation is not subject to Committee approval.

•	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the Committee shall have responsibility for:

•	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;

•	certifying that any and all performance targets used for any performance- based equity compensation plans have been met before payment of any executive bonus or compensation;

•	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;

•	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);

•	approving which executive officers are entitled to awards under our stock option plan(s);

•	repurchasing securities from terminated employees; and

•	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.

•	Reviewing and approving officer and director indemnification and insurance matters.

•	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the Audit Committee as a related-party transaction.

•	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.

•	Providing the compensation committee reports on executive compensation to the Board.

•	Receiving, reviewing and conferring with the Audit Committee with respect to any concerns raised by any parties directly or indirectly to the Committee and take action in response to such concerns as may be deemed appropriate by the Committee.

•	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.

•	Administering, interpreting and taking all other actions necessary or appropriate as granted to the Committee under our executive compensation and other plans.

•	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a Committee meeting or meet with any Committee members.

•	Reviewing the Committee’s charter on an annual basis and recommend changes, as appropriate, to the Board.

•	Evaluating the performance of the Committee on an annual basis.

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

Pursuant to the investor’s rights agreement by and among General Atlantic, Apax, Next Decade, Media Partner and Digital Link dated August 13, 2010 in connection with the private placement by Telstra International, or the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax may also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees. See “Item 7.B. Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.”

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

D. Employees

We had 7,600, 7,743 and 9,175 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2013:

Editorial and production	3,606
Sales and marketing	4,243
Management and general administrative	789
Technical and research	537
Total	9,175

Our employees receive a base salary and are eligible for performance-based bonuses. We have granted share options to certain of our employees. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Options.”

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

E. Share Ownership

As of March 31, 2014, we had 81,905,074 ordinary shares, consisting of 57,568,424 Class A ordinary shares and 24,336,650 Class B ordinary shares, issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31, 2014:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	1,025,168	1.76%	11,355,645	46.66%
Next Decade Investments Limited(3)	1,938,955	3.32%	11,985,145	45.94%
Digital Link Investments Limited(4)	*	*	2,750,360	11.30%
IDG-Accel China Capital L.P.(5)	2,360,459	4.10%	—	—
IDG-Accel China Capital Investors L.P.(5)	*	*	—	—
Hunt 6-A Guernsey L.P. Inc(6)	4,135,785	7.18%	—	—
Hunt 7-A Guernsey L.P. Inc(6)	3,735,149	6.49%	—	—
Hunt 7-B Guernsey L.P. Inc(6)	7,033,590	12.22%	—	—
Lone Pine Capital LLC(7)	3,671,114	6.38%	—	—
Directors and Executive Officers(8):
Mr. Mo(9)	2,964,123	5.01%	23,340,790	89.46%
Shan Li(10)	*	*	2,750,360	11.30%
Quan Zhou(11)	2,544,357	4.41%	*	*
Thomas Nicholas Hall(12)	14,904,524	25.89%	—	—
Mr. Dai	*	*	—	—
Lanying Guan	*	*	—	—
Jian Liu	*	*	—	—
All directors and executive officers as a group	21,,607,369	36.39%	26,161,150	100.00%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	Includes 210,168 ADSs and options to purchase 616,250 Class A ordinary shares within 60 days of March 31, 2014. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes options to purchase 616,250 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2014. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li is the sole shareholder of Digital Link Investments Limited.
(5)	Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. They have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors.
(6)	Hunt 7-A Guernsey L.P. Inc is beneficially owned by Apax Europe VII – A, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Hunt 6-A Guernsey L.P. Inc is beneficially owned by Apax Europe VI – A, L.P. and Hunt 6-A GP Limited by virtue of its limited partnership agreement. Hunt 7-B Guernsey L.P. Inc is beneficially owned by Apax Europe VI – 1, L.P., Apax Europe VII – B, L.P., Apax Europe VII – 1, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Apax Europe VI – A, L.P. and Apax Europe VI – 1, L.P. (collectively, Apax Europe VI) disclaim beneficial ownership of the shares held by Apax Europe VII – A, L.P., Apax Europe VII – B, L.P. and Apax Europe VII – 1, L.P. (collectively, Apax Europe VII) and Apax Europe VII disclaims beneficial ownership of the shares held by Apax Europe VI. The mailing address of each of Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.
(7)	The number of ordinary shares beneficially owned is as of February 21, 2014 as reported in a Schedule 13G filed by Lone Pine Capital LLC and Stephen F. Mandel, Jr. on March 3, 2013. The address of the business office of each of Lone Pine Capital LLC and Stephen F. Mandel, Jr. is Two Greenwich Plaza, Greenwich, Connecticut 06830.
(8)	The address of our current directors and executive officers is c/o F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China.
(9)	Represents ordinary shares beneficially owned by Media Partner and Next Decade, including 210,168 ordinary shares represented by 1,050,840 ADSs and options to purchase 1,232,500 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2014. All of the shares of Media Partner and Next Decade are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as the protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively.
(10)	Includes 368,811 Class A ordinary shares and 2,750,360 Class B ordinary shares held by Digital Link, a company wholly owned by Mr. Shan Li, a director of our Company.
(11)	Includes 2,360,459 Class A ordinary shares held by IDG-Accel China Capital L.P. and 246,582 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., both of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director.
(12)	Represents ordinary shares beneficially owned by Hunt 6-A Guernsey L.P. Inc., Hunt 7-A Guernsey L.P. Inc. and Hunt 7-A Guernsey L.P. Inc. Thomas Nicholas Hall disclaims beneficial ownership of our ordinary shares held by these entities, except to the extent of his pecuniary interest therein.

As of March 31, 2014, approximately 40.1% of our outstanding Class A ordinary shares were held by one record holder with an address in the United States and none of our outstanding Class B ordinary shares were held by any record holder with an address in the United States.

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

On March 18, 2014, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share. The record date for the ratio change was March 28, 2014. For our ADS holders, this ratio change had the same effect as a five-for-one ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on April 7, 2014.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among three of our wholly owned PRC subsidiaries, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, and 11 of our consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai JBT, Beijing Li Tian Rong Ze, and Beijing Yi Ran Ju Ke. Certain of our consolidated controlled entities, namely, Beijing Li Tian Rong Ze Wan Jia, Shanghai BaoAn Property and Wuhan SouFun Yi Ran Ju Ke, have not entered into Structure Contracts with our wholly owned PRC subsidiaries, because they are subsidiaries of Beijing Li Tian Rong Ze, Shanghai China Index and Beijing Yi Ran Ju Ke, as the case may be, which are parties to the Structure Contracts. The Structure Contracts include:

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

Equity Pledge Agreements

In order to secure the payment obligations of each abovementioned 11 consolidated controlled entity under the exclusive technical consultancy and services agreements described above, except as disclosed below, the direct shareholders of each of such consolidated controlled entities, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng their entire respective ownership interests in such consolidated controlled entity. Under these agreements, the shareholders may not transfer the pledged equity interest without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be. Each of such SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entities from the shareholders of such consolidated controlled entities. The agreements will remain valid for 10 years and can be extended at the sole discretion of the WFOEs.

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

April 2014 Registration Rights Agreement

We entered into a registration rights agreement with Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P. (“IDG-Accel”) and IDG-Accel China Capital Investors L.P. (“IDG-Accel Investors”), dated April 11, 2014 (the “2014 Registration Rights Agreement”). Under the 2014 Registration Rights Agreement, Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors have demand registration rights pursuant to which we will be required to effect the registration of all or a portion of Next Decade’s, Media Partner’s, Digital Link’s, IDG-Accel’s and/or IDG-Accel Investors’ Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million; provided, however, if a limitation is imposed on the number of shares saleable by any person in an offering, Next Decade’s, Media Partner’s, Digital Link’s, IDG-Accel’s and IDG-Accel Investors’ right to include shares in such offering is subject to General Atlantic and Apax being able to include all shares that they wish to register in such offering.

Each of Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors will be entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations). We will not be required to effect a demand registration within any six-month period following the effective date of any registration statement pertaining to Class A ordinary shares or ADSs (other than certain registration statements on Form F-4 or with respect to any employee benefit plan).

We will have the right to preempt any demand registration with a primary registration, in which case Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors will have incidental registration rights as described below. Once we are eligible to use Form F-3, Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors will have the right to require us to register their Class A ordinary shares on a Form F-3. We will not be required to comply with any demand to file a Form F-3 in certain circumstances, including if the aggregate proceeds expected to be received from the sale of securities requested to be included in the Form F-3 is less than US$5.0 million or if we have effected two registrations on Form F-3 within the last 12 months pursuant to a request by (i) General Atlantic or Apax under the Registration Rights Agreement or (ii) Next Decade, Media Partner, Digital Link, IDG-Accel or IDG-Accel Investors under the 2014 Registration Rights. We have agreed to pay certain expenses in connection with any demand or Form F-3 registration.

Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors also have the right to request that their Class A ordinary shares be included in any registration of our Class A ordinary shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares Next Decade, Media Partner, Digital Link, IDG-Accel or IDG-Accel Investors have requested to be registered in any incidental registration and we will have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by Next Decade, Media Partner, Digital Link, IDG-Accel or IDG-Accel Investors.

Related Party Loans

We did not have any related party loans outstanding and did not extend any loan to any related parties from January 1, 2013 to the date of this Form 20-F.

Other Related Party Transactions

We had relationships with the following related parties in 2013:

Name of Related Party	Relationship with SouFun
Vincent Tianquan Mo	Executive chairman of the board of directors

Richard Jiangong Dai	Chief executive officer of our Company

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Tianquan Vincent Mo

CheTian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel (“Guangxi Wharton”)	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-Int’l Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

We had the following expenses from related party transactions during 2013:

	2013
	(US$ in thousands)
Training service fees incurred:
- Wall Street Global Training Center, Inc.	US$	250
Office building leased from:
- Vincent Tianquan Mo		175
Management fees incurred:
- Beihai Silver Beach		537
Hotel service fees incurred:
- Guangxi Wharton		16
- Crowne Plaza		21
- Beihai Silver Beach		110

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, provided training services to us in 2013, which primarily consisted of training programs to employees and customers in management skills and leadership, finance and accounting, product development, marketing and customer base analysis, and business strategies. We paid US$0.3 million to Wall Street Global Training Center, Inc. for such services in 2013. Mr. Mo, Shan Li and Quan Zhou are directors of Wall Street Global Training Center, Inc. Neither of Shan Li and Quan Zhou is an officer or employee of Wall Street Global Training Center, Inc.

We have allowed Wall Street Global Training Center, Inc. to use an office room of approximately 220 square feet in the former AIG training center in New York free of charge as the training classes were primarily provided in the same building. The estimated value of the free office space was insignificant in 2013.

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period without consideration starting from March 1, 2012. Deemed rental expense of US$0.2 million and the corresponding shareholder contribution were included in our consolidated financial statements for 2013.

On April 1, 2013, we and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for 2013 were US$0.5 million. No fees were incurred for prior periods.

In 2013, Guangxi Wharton, Crowne Plaza and Beihai Silver Beach provided hotel accommodations to our employees that amounted to US$0.02 million, US$0.02 million and US$0.1 million, respectively.

In April 2013, we entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name for five years free of charge.

In 2013, Research Center provided meeting facilities and accommodations at the Arden House, a property located in New York, to the Company for company events and personnel free of charge.

Stock Incentive Plan

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Options.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Form 20-F.

Legal Proceedings

See “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has the discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”

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

In July 2013, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$81.0 million to holders of our ordinary shares and ADSs, payable to shareholders of record on July 29, 2013. As of December 31, 2013, all the declared dividends had been paid.

B. Significant Changes

Except as disclosed elsewhere in this Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)	(US$)
2011	5.51	1.79
2012
First Quarter	4.08	2.86
Second Quarter	3.87	2.72
Third Quarter	3.22	2.32
Fourth Quarter	5.12	3.41
2013
First Quarter	5.83	4.51
Second Quarter	5.56	4.12
Third Quarter	10.75	4.80
Fourth Quarter	16.89	8.82
October	11.90	8.82
November	14.32	9.13
December	16.89	13.10
2014
January	19.08	15.31
February	16.78	14.18
March	19.94	12.74
April (through April 28, 2014)	15.67	11.77

(1)	Trading prices for all periods represented through April 25, 2014 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share effective April 7, 2014.

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

B. Memorandum and Articles of Association

We incorporated by reference into this Form 20-F the description of our fifth amended and restated memorandum and articles of association contained in our current report on Form 6-K originally filed with the SEC on August 3, 2012. Our shareholders adopted our fifth amended and restated memorandum and articles of association by a special resolution on August 1, 2012.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” and elsewhere in this Form 20-F.

D. Exchange Controls

Regulations relating to Foreign Exchange, Taxation and Dividend Distribution

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations and the Regulations of Settlement, Sale and Payment of Foreign Exchange. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of the relevant government authorities. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from or registration with relevant government authorities.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong, including primarily Bravo Work, China Index Academy and China Home Holdings (HK) Limited. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. In September 2013, SouFun Media and SouFun Network were granted a reduced withholding tax rate of 5% on earnings to be distributed to their Hong Kong parent entities between 2013 and 2015.

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

E. Taxation

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty and there are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. Although it is unlikely that we will be subject to material taxes, there is no assurance that the Cayman Islands government will not impose taxes in the future, which could be material to us. In addition, there may be tax consequences if we are, for example, involved in any transfer or conveyance of immovable property in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us and there are no exchange control regulations or currency restrictions in the Cayman Islands.

Under existing Cayman Islands laws, payments of interest and principal on the notes and dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the notes or our shares, as the case may be, nor will gains derived from the disposal of the notes or our shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue or conversion of the notes. The notes themselves will be stampable if they are executed in or brought into the Cayman Islands.

People’s Republic of China taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the New EIT Law, all domestic and foreign- invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Our subsidiaries in China are considered foreign investment entities (“FIEs”), and certain of these subsidiaries are directly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, SAT issued Circular No. 81. According to Circular No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, SAT issued Circular No. 601 to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Circular No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Circular 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. In June 2012, SAT further promulgated the Announcement on Determining the Beneficial Owners in Tax Agreement (“Circular 30”), which provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor. Since the three circulars were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that any of our Hong Kong subsidiaries is a conduit company and does not qualify as the “beneficial owner” of the dividend income it             receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the New EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

If we were treated as a PRC resident enterprise, any interest payable to non-resident enterprise holders of the notes and dividends payable to non-resident enterprise holders of our ordinary shares or ADSs may be treated as income derived from sources within PRC and therefore subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise holders upon the disposition of the notes, our ordinary shares or ADSs may be treated as income derived from sources within the PRC and therefore subject to 10% income tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise.

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

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. holders, as “general category income” for foreign tax credit limitation purposes. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” the income tax treaty between the United States and the PRC may apply, in which case you may elect to treat such gains as arising from sources within the PRC for foreign tax credit limitation purposes. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2013 taxable year or that we are likely to become one in any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the IRS will agree with us.

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

The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as The New York Stock Exchange. As a result, if we are a PFIC in any year, so long as the ADSs are and remain “marketable,” a U.S. holder will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to such U.S. holder’s ADSs. If a U.S. holder makes this election in a timely fashion, such U.S. holder will generally recognize as ordinary income or ordinary loss (limited to the amount of prior ordinary gain) the difference between the adjusted tax basis of such U.S. holder’s ADSs on the first day of any taxable year and their value on the last day of that taxable year. The U.S. holder’s basis in the ADSs will be adjusted to reflect any such income or loss. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors with respect to making a mark-to-market election.

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

The following discussion should be read in conjunction with the notes to our audited consolidated financial statements contained in this Form 20-F, which provide further information on our debt and derivative instruments contained in this Form 20-F.

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2011, 2012 and 2013, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$6.6 million, US$9.1 million and US$15.9 million lower for 2011, 2012 and 2013, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2011, 2012 and 2013. We generally do not require collateral for accounts receivable.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On March 18, 2014, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share. The record date for the ratio change was March 28, 2014. For our ADS holders, this ratio change had the same effect as a five-for-one ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on April 7, 2014.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. In June 2013, we received US$0.6 million (after tax) reimbursement from our depositary for our expenses incurred in connection with investor relationship programs related to ADS facility and the travel expenses of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for 2012 and 2013:

	2012	2013
	(U.S. dollars in thousands)
Audit fees(1)	977	1,018
Audit-related fees(2)	151	267
Tax Fees(3)	43	40
Total	1,171	1,325

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with SEC filings.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Form 20-F.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit No.	Description of Exhibit

1.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K (file no. 001-34862) filed with the SEC on August 3, 2012).

2.1	Specimen ordinary share certificate (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

2.2	Specimen American depositary receipt (incorporated by reference to our Registration Statement on Form F-6 (file no. 333-194651) filed with the SEC on March 18, 2014).

2.3	Form of Deposit Agreement (incorporated by reference to our Registration Statement on Form F-6 (file no. 333-169176) filed with the SEC on September 2, 2010).

2.4	Form of Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 (file no. 333-169176) filed with the SEC on January 31, 2011).

2.5	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) of our Registration Statement on Form F-6 (file no. 333-181415) filed with the SEC on May 15, 2012).

2.6	Form of Amendment No. 3 to Deposit Agreement (incorporated by reference to Exhibit (a) of our Registration Statement on Form F-6 (file no. 333-194651) filed with the SEC on March 18, 2014).

2.7	Form of Restricted Deposit Agreement by and among SouFun Holdings Limited, JPMorgan Chase Bank, N.A. and the holders of American depositary receipts issued thereunder (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form 6-K (file no. 001-34862) filed with the SEC on December 4, 2013).

2.8

Form of Indenture by and among SouFun Holdings Limited, JPMorgan Chase Bank, N.A. and the holders of American depositary receipts issued thereunder (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K (file no. 001-34862) filed with the SEC on December 18, 2013).

Certain instruments which define rights of holders of long-term debt of SouFun and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SouFun and its subsidiaries. We will furnish a copy of each such instrument to the SEC upon request.

4.1*	Registration Rights Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated August 13, 2010.

4.2*	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014.

4.3	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

Exhibit No.	Description of Exhibit

4.4	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.5	Investor’s Rights Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.6	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.7	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.8	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.8.1	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.8.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.9*	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity.

4.9.1	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.9.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.10	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.10.1	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.10.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.11	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.11.1	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.11.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.12	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.12.1	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporation by reference to Exhibit 4.12.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.13	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.13.1	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited (incorporation by reference to Exhibit 4.13.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

Exhibit No.	Description of Exhibit

4.14	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.14.1	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporation by reference to Exhibit 4.14.1 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.15	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.15.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F (file no. 001-34862) filed with the SEC on April 26, 2012).

4.16	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Beijing China Index Information Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.17	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.18	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mo Tianquan, Dai Jiangong, Beijing Yi Ran Ju Ke Technology Development Co., Ltd. and SouFun Media Technology (Beijing) Co., Ltd. (incorporation by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.19	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Litmited, Mo Tianquan, Dai Jiangong, Beijing SouFun Internet Information Service, Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.20	Purchase and Sale Agreement between Sahn Eagle LLC and Wall Street Global Training Center, Inc. (incorporated by reference to Exhibit 4.21.1 of Amendment No. 2 to our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on November 8, 2012).

4.21	Assignment and Assumption of Purchase and Sale Agreement between Wall Street Global Training Center, Inc. and Best Work Holdings (New York) LLC. (incorporated by reference to Exhibit 4.21.2 of Amendment No. 2 to our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on November 8, 2012)

4.22	Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel between Beijing Hengxinjiahua Investment Consultancy Limited and Beijing Li Tian Rong Ze Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 26, 2012).

4.23	Translation of Overseas Training Agreement between Soufun Holdings Limited and Wall Street Global Training Center, Inc. (incorporated by reference to Exhibit 4.23 of Amendment No. 3 to our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on December 4, 2012).

Exhibit No.	Description of Exhibit

4.24	Translation of Equity Transfer Agreement between China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., and Shanghai Guiling Industrial Co., Ltd. (incorporation by reference to Exhibit 4.29 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.25	Translation of Supplemental Agreement between China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., and Shanghai Guiling Industrial Co., Ltd. (incorporation by reference to Exhibit 4.30 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.26	Translation of Three-Party Supplemental Agreement among China BaoAn Group Co, Ltd., Heng Fung International Investment Co., Ltd., HengAn Property Development (Shenzhen) Co., Ltd., Shenzhen Hengji Property Management Co., Ltd., Shanghai Guiling Industrial Co., Ltd., and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.31 of our Annual Report on Form 20-F (file no. 001-34862) filed with the SEC on April 3, 2013).

4.27*	Summary Translation of Real Estate Sale and Purchase Agreement among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd.

8.1*	List of Subsidiaries and Consolidated Controlled Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming LLP.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman

Date: April 30, 2014

SouFun Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shenzhen, the People’s Republic of China
April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). SouFun Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, SouFun Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SouFun Holdings Limited as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 of SouFun Holdings Limited and our report dated April 30, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shenzhen, the People’s Republic of China
April 30, 2014

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2012	2013
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		118,167	581,010
Restricted cash, current		—	255,917
Short-term investments	5	26,841	10,138
Accounts receivable (net of allowance of US$12,122 and US$15,019 as of December 31, 2012 and 2013, respectively)	6	30,029	44,541
Funds receivable		7,600	37,124
Prepayments and other current assets	7	9,226	31,758
Deferred tax assets, current	16	2,734	3,165

Total current assets		194,597	963,653

Non-current assets:
Property and equipment, net	8	79,564	221,442
Restricted cash, non-current		391,416	257,499
Deferred tax assets, non-current	16	1,723	1,728
Deposit for non-current assets	9	8,750	38,140
Prepayment for BaoAn Acquisition	4	111,367	—
Other non-current assets	10	13,744	22,627

Total non-current assets		606,564	541,436

Total assets		801,161	1,505,089

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2012	2013
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	11	270,670	90,000
Deferred revenue (including deferred revenue of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$19,891 and US$28,284 as of December 31, 2012 and 2013, respectively)		65,871	115,043
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$43,170 and US$57,380 as of December 31, 2012 and 2013, respectively)	12	89,306	143,292
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$8,926 and US$10,418 as of December 31, 2012 and 2013, respectively)	13	18,449	53,066
Income tax payable (including income tax payable of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$12,287 and US$95 as of December 31, 2012 and 2013, respectively)	16	23,659	43,688
Amounts due to a related party	18	—	537

Total current liabilities		467,955	445,626

Non-current liabilities:
Long-term loans	11	80,750	180,750
Convertible senior notes	14	—	350,000
Deferred tax liabilities, non-current	16	64,947	84,767
Other non-current liabilities (including other non-current liabilities of the PRC Domestic Entities and their subsidiaries without recourse to the Company of nil and US$7 as of December 31, 2012 and 2013, respectively)		—	479

Total non-current liabilities		145,697	615,996

Total liabilities		613,652	1,061,622

Commitments and contingencies	20

Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollars (“HK$”) 1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 56,013,735 shares and 57,440,895 shares issued and outstanding as of December 31, 2012 and 2013, respectively	15	7,192	7,376
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2012 and 2013, respectively	15	3,124	3,124
Additional paid-in capital		69,637	89,071
Accumulated other comprehensive income		23,974	43,381
Retained earnings		82,952	300,515

Total SouFun Holdings Limited shareholders’ equity		186,879	443,467
Noncontrolling interests		630	—

Total shareholders’ equity		187,509	443,467

Total liabilities and shareholders’ equity		801,161	1,505,089

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013
		US$	US$	US$

Revenues
Marketing services		246,634	249,861	278,322
E-commerce services		24,170	102,162	188,107
Listing services		67,125	72,874	161,547
Other value-added services		5,897	5,361	9,403

Total gross revenues		343,826	430,258	637,379

Cost of revenues
Cost of services		(66,571)	(80,863)	(102,488)

Total cost of revenues		(66,571)	(80,863)	(102,488)

Gross profit		277,255	349,395	534,891

Operating (expenses) income
Selling expenses		(67,207)	(80,056)	(101,935)
General and administrative expenses (including related party amounts of US$455, US$1,737 and US$1,109 for the years ended December 31, 2011, 2012 and 2013, respectively)		(69,611)	(70,780)	(83,384)
Other income		—	—	786

Operating income		140,437	198,559	350,358

Foreign exchange gain		1	90	3
Interest income		10,483	19,406	27,803
Interest expenses		(4,026)	(11,630)	(14,675)
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale security of (US$721), nil and US$821 for the years ended December 31, 2011, 2012 and 2013, respectively)	5	(721)	—	821
Realized gain on trading securities		263	—	—
Government grants		1,399	1,298	4,031
Other-than-temporary impairment on available-for-sale security	5	(3,622)	(14)	—
Gain on bargain purchase	4	—	—	102

Income before income taxes and noncontrolling interests		144,214	207,709	368,443

Income tax expenses	16	(42,617)	(55,905)	(69,781)

Net income		101,597	151,804	298,662

Net (loss) income attributable to noncontrolling interests		(28)	(6)	53
Net income attributable to SouFun Holdings Limited’s shareholders		101,625	151,810	298,609

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013
		US$	US$	US$
Other comprehensive income, before tax
Foreign currency translation adjustments		10,839	1,378	20,150
Unrealized gain on available-for-sale security		—	743	78
Reclassification adjustment for loss (gain) included in net income		721	—	(821)

Other comprehensive income, before tax		11,560	2,121	19,407
Income tax expense related to components of other comprehensive income		—	—	—

Other comprehensive income, net of tax		11,560	2,121	19,407

Comprehensive income		113,157	153,925	318,069
Comprehensive (loss) income attributable to noncontrolling interests		(28)	(6)	53
Comprehensive income attributable to SouFun Holdings Limited’s shareholders		113,185	153,931	318,016

Earnings per share for Class A and Class B ordinary shares
Basic	22	1.33	1.96	3.82
Diluted	22	1.24	1.85	3.54

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	22	76,492,272	77,365,156	78,101,205
Diluted	22	82,215,832	81,924,565	84,602,678

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	101,597	151,804	298,662
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	7,170	7,149	7,028
Depreciation of property and equipment	4,100	6,376	9,701
Deferred tax expenses	27,680	24,867	15,482
Allowance for doubtful accounts	16,368	12,339	13,437
Realized loss (gain) on available-for-sale security	721	—	(821)
Other-than-temporary impairment on available-for-sale security	3,622	14	—
Amortization of loan origination costs	1,280	2,558	3,483
Amortization of issuance costs for convertible senior notes	—	—	164
Deemed rental expense (Note 18(b))	—	142	175
Gain on bargain purchase	—	—	(102)

Changes in operating assets and liabilities:
Accounts receivable	(19,817)	(14,600)	(25,457)
Funds receivable	—	(7,600)	(29,288)
Prepayments and other current assets	2,386	1,266	(12,330)
Amounts due from a related party	(1,595)	1,595	—
Other non-current assets	(172)	(12,009)	107
Deferred revenue	205	4,510	46,426
Accrued expenses and other liabilities	381	27,032	41,408
Customers’ refundable fees	12,412	5,998	33,527
Income tax payable	1,363	7,452	6,398
Amounts due to a related party	—	—	537
Other non-current liabilities	—	—	(481)

Net cash generated from operating activities	157,701	218,893	408,056

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(204,173)	(49,260)	(9,984)
Loans to third parties	(14,800)	—	—
Proceeds from collection of loans to third parties	—	26,143	—
Proceeds from maturity of trading securities	7,550	—	—
Proceeds from maturity of fixed-rate time deposits	250,816	31,781	25,843
Proceeds from disposal of available-for-sale security	—	—	1,464
Acquisition of property and equipment	(60,115)	(18,115)	(6,730)
Payment for BaoAn Acquisition (net of cash acquired of US$3,169)	—	(111,367)	(12,781)
Proceeds from disposal of property and equipment	491	274	138
Deposits for non-current assets	—	(8,750)	(37,720)

Net cash used in investing activities	(20,231)	(129,294)	(39,770)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	5,981	16,681	26,011
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	—	636	—
Loan from noncontrolling interests	—	5,728	—
Proceeds from short-term loans	255,570	46,000	—
Proceeds from long-term loans	—	80,750	100,000
Repayment of short-term loans	(3,600)	(30,900)	(180,670)
Proceeds from issuance of convertible senior notes	—	—	350,000
Payment of issuance costs for convertible senior notes	—	—	(8,420)
Return of share capital to noncontrolling interest holder upon disposal of a PRC Domestic Entity’s subsidiary	—	—	(683)
Repayment of loans from noncontrolling interests	—	—	(5,728)
Payment of loan origination costs	(2,079)	(3,338)	(4,097)
Payment of dividends	(142,214)	(131,012)	(81,046)
Changes in restricted cash	(277,320)	(107,145)	(108,218)

Net cash (used in) generated from financing activities	(163,662)	(122,600)	87,149

Exchange rate effect on cash and cash equivalents	5,086	754	7,408

Net (decrease) increase in cash and cash equivalents	(21,106)	(32,247)	462,843

Cash and cash equivalents at beginning of year	171,520	150,414	118,167

Cash and cash equivalents at end of year	150,414	118,167	581,010

Supplemental schedule of cash flow information:
Income tax paid	10,629	13,187	38,705
Interest paid	2,224	8,959	13,884
Acquisition of property and equipment through utilization of deposits	4,600	—	111,367

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”) except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Noncontrolling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized loss on available-for- sale security	Total
Balance as of December 31, 2010	50,767,426	25,298,329	9,764	39,399	11,014	(721)	10,293	63,108	103	122,667
Transfer of shares from Class B to Class A	1,151,679	(1,151,679)	—	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	101,625	(28)	101,597
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	10,839	—	10,839	—	—	10,839
Reclassification adjustment for loss included in net income	—	—	—	—	—	721	721	—	—	721
Share-based compensation	—	—	—	7,170	—	—	—	—	—	7,170
Issuance of ordinary shares	704	—	—	6	—	—	—	—	—	6
Exercise of share options	1,894,109	190,000	268	3,263	—	—	—	—	—	3,531
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$106,065 and US$48,483 to Class A and Class B ordinary shareholders, respectively)	—	—	—	—	—	—	—	(154,548)	—	(154,548)

Balance as of December 31, 2011	53,813,918	24,336,650	10,032	49,838	21,853	—	21,853	10,185	75	91,983

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”) except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Noncontrolling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized gain on available-for- sale security	Total

Balance as of December 31, 2011	53,813,918	24,336,650	10,032	49,838	21,853	—	21,853	10,185	75	91,983
Net income for the year	—	—	—	—	—	—	—	151,810	(6)	151,804
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	1,378	—	1,378	—	—	1,378
Unrealized gain on available-for-sale security	—	—	—	—	—	743	743	—	—	743
Contribution by noncontrolling interests	—	—	—	—	—	—	—	—	636	636
Contribution from shareholder	—	—	—	142	—	—	—	—	—	142
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(75)	(75)
Share-based compensation	—	—	—	7,149	—	—	—	—	—	7,149
Exercise of share options	2,199,817	—	284	12,508	—	—	—	—	—	12,792
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$54,706 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	—	—	—	—	—	—	—	(79,043)	—	(79,043)

Balance as of December 31, 2012	56,013,735	24,336,650	10,316	69,637	23,231	743	23,974	82,952	630	187,509

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”) except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares		Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income			Retained Earnings	Noncontrolling Interests	Total Equity
	Class A	Class B			Foreign currency translation adjustments	Unrealized gain on available-for- sale security	Total

Balance as of December 31, 2012	56,013,735	24,336,650	10,316	69,637	23,231	743	23,974	82,952	630	187,509
Net income for the year	—	—	—	—	—	—	—	298,609	53	298,662
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	20,150	—	20,150	—	—	20,150
Unrealized gain on available-for-sale security	—	—	—	—	—	78	78	—	—	78
Reclassification adjustment for gain included in net income	—	—	—	—	—	(821)	(821)	—	—	(821)
Contribution from shareholder (Note 19(b))	—	—	—	175	—	—	—	—	—	175
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(683)	(683)
Share-based compensation	—	—	—	7,028	—	—	—	—	—	7,028
Exercise of share options	1,427,160	—	184	12,231	—	—	—	—	—	12,415
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$56,709 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	—	—	—	—	—	—	—	(81,046)	—	(81,046)

Balance as of December 31, 2013	57,440,895	24,336,650	10,500	89,071	43,381	—	43,381	300,515	—	443,467

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries located, outside of the People’s Republic of China (the “PRC”) (the “non-PRC subsidiaries”), wholly foreign owned entities in the PRC (the “WOFEs”), entities controlled through contractual arrangements (the “PRC Domestic Entities”) and the PRC Domestic Entities’ subsidiaries. The Company, its non-PRC subsidiaries, WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of marketing services, e-commerce services, listing services and other value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2013 were as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Selovo Investments Limited (“Selovo”)	August 10, 2007	BVI	100%	Investment holding

Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding

China Index Academy Limited (“China Index Academy”)	October 26, 2007	Hong Kong	100%	Investment holding

Bravo Work Investments Limited (“Bravo Work”)	October 29, 2007	Hong Kong	100%	Investment holding

SouFun International Limited (“SouFun International”)	August 7, 2000	Hong Kong	100%	Investment holding

China Home Holdings Limited (“China Home”)	April 16, 2010	Cayman Islands	100%	Investment holding

China Home Holdings (BVI) Limited (“China Home (BVI)”)	April 16, 2010	BVI	100%	Investment holding

China Home Holdings (HK) Limited (“China Home (HK)”)	May 12, 2010	Hong Kong	100%	Investment holding

China Institute of Real Estate Agents Limited (“China Institute of Real Estate Agents”)	May 12, 2010	Hong Kong	100%	Investment holding

Wall Street Index Research Center LLC (“Wall Street”)	November 1, 2011	United States of America	100%	Investment holding

China Property Holdings Limited (“China Property”)	April 26, 2011	Cayman Islands	100%	Investment holding

China Property Holdings (BVI) Limited (“China Property (BVI)”)	April 26, 2011	BVI	100%	Investment holding

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	100%	Investment holding

Best Scholar Holdings Limited (“Best Scholar”)	July 1, 2011	BVI	100%	Investment holding

Best Scholar Holdings (Delaware) Limited (“Best Scholar (Delaware)”)	March 3, 2011	United States of America	100%	Investment holding

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	100%	Investment holding

Sou You Tian Xia Holdings Limited (“Sou You Tian Xia”)	August 31, 2011	Cayman Islands	100%	Investment holding

Sou You Tian Xia Holdings (BVI) Limited (“Sou You Tian Xia (BVI)”)	August 31, 2011	BVI	100%	Investment holding

Sou You Tian Xia Holdings (HK) Limited (“Sou You Tian Xia (HK)”)	September 28, 2011	Hong Kong	100%	Investment holding

Beijing Tuo Shi Huan Yu Network Technology Co.,Ltd. (“Beijing TuoShi”)	March 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Shang Li Nian Network Technology Co., Ltd. (“Beijing Jia Shang”)	June 9, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Sou You Tian Xia Network Technology Co., Ltd. (“Beijing Sou You Tian Xia”)	May 24, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	January 1, 2011	PRC	100%	Provision of technology and information consultancy services

Shanghai SouFun Information Co., Ltd. (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	March 1, 2012	PRC	100%	Provision of technology and information consultancy services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities
SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd., (“Zhongzhi Xun Bo”)	January 6, 2012	PRC	100%	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., (“Hangzhou SouFun Network”)	August 27, 2013	PRC	100%	Provision of technology and information consultancy services

Shanghai BaoAn Hotel Co., Ltd., (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	75%*	Operation and management of hotel, restaurant and other catering business

Shanghai BaoAn Enterprise Co., Ltd., (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	75%*	Lease, resale and management of property

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services, listing services and e-commerce services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services

*	Shanghai China Index owns the remaining 25% equity interest.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Nil	Provision of marketing services and listing services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services

Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing YiRanJuKe”)	September 10, 2011	PRC	Nil	Provision of marketing services and listing services

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze Wan Jia”)	December 1, 2012	PRC	Nil	Provision of marketing services and listing services

Shanghai BaoAn Property Management Co., Ltd., (“Shanghai BaoAn Property”)	March 31, 2013	PRC	Nil	Property Management

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries. The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors, and Richard Jiangong Dai, chief executive officer. The effective control of the PRC Domestic Entities is held by the Company through three of its WOFEs, SouFun Network, SouFun Media and Beijing Hong An, as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810, “Consolidation”.

The following is a summary of the standardized Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The WOFEs provide the following exclusive technical services to the PRC Domestic Entities: (i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and (ii) technical information technology system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Operating Agreements

Pursuant to the operating agreements, each PRC Domestic Entity and its legal shareholders have agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers based on instruction from the WOFEs. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Equity Pledge Agreements, Shareholders Proxy Agreements and Exclusive Call Option Agreements

In order to secure the payment obligations of each PRC Domestic Entity under the exclusive technical consultancy and service agreements, the legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WOFEs. The legal shareholders shall not transfer the pledged ownership interests without the prior written consent from the WOFEs. The WOFEs are entitled to dividends and funds obtained through conversion, auction or sale of the ownership interests that the legal shareholders pledged to the WOFEs. The agreements are effective for 10 years and can be extended at the sole discretion of the WOFEs.

The legal shareholders irrevocably appoint the WOFEs to act as proxy for the legal shareholders to exercise their respective rights as shareholders of the PRC Domestic Entities to attend shareholders’ meetings and cast votes. The agreements will remain valid until terminated upon written consent by the WOFEs, the PRC Domestic Entities and their legal shareholders or by their successors.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Equity Pledge Agreements, Shareholders Proxy Agreements and Exclusive Call Option Agreements (continued)

The Company or any third party designated by the Company has the exclusive right to acquire from the legal shareholders the whole or part of the respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The legal shareholders shall not sell, transfer or dispose of the equity interests in the PRC Domestic Entities without the prior written consent of the Company or any third party designated by the Company. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements. The Company does not have to make any additional payment to the legal shareholders. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. The agreements have a term of 10 years and can be extended indefinitely at the sole discretion of the Company.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to contribute the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities to the WOFEs when permitted by applicable PRC laws and regulations. Any gains from the transfer shall be paid back to the WOFEs or any third party designated by the WOFEs. The repayment term of the loans was not stated in the agreements. The legal shareholders shall be liable to repay their respective portions of the loans by transferring their entire respective equity interests in the PRC Domestic Entities upon the written request of the WOFEs when they terminate their employment with the WOFEs.

Supplementary Agreements

In addition to the above contractual agreements, the Company, the WOFEs, the PRC Domestic Entities and their legal shareholders entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the Company, the WOFEs, the PRC Domestic Entities and their shareholders. While this supplementary agreement was signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. All provisions in the supplementary agreement have been incorporated into the standardized contractual agreements signed subsequent to March 2010. Pursuant to the supplementary agreement:

•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;

•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;

•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;

•	the legal shareholders agree to remit any profits distributed from the PRC Domestic Entities to the Company upon request by the Company; and

•	the PRC Domestic Entities are obligated to transfer their entire retained earnings, after deduction of PRC income tax, to the WOFEs in the form of a donation upon the WOFEs’ request.

Furthermore, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2013 to memorialize the following term previously agreed between the WOFEs and the PRC Domestic Entities when the Exclusive Call Option Agreements were entered into:

•	the legal shareholders agree to remit the purchase consideration received from the exercise of the exclusive right to acquire the equity interests in the PRC Domestic Entities to the WOFEs or any entity designated by the WOFEs.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Supplementary Agreements (continued)

Through the design of the aforementioned agreements, the shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company has determined that the three WOFEs are the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Rule 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows were as follows:

	As of December 31,
	2012	2013
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	41,213	135,814
Restricted cash, current	—	255,917
Short-term investments	25,455	10,138
Accounts receivable (net of allowance of US$3,648 and US$3,595 as of December 31, 2012 and 2013, respectively)	8,945	13,177
Prepayments and other current assets	4,000	21,549
Deferred tax assets, current	629	565

Total current assets	80,242	437,160

Non-current assets:
Property and equipment, net	15,747	16,068
Long-term investment	—	34,251
Restricted cash, non-current	358,960	224,039
Deferred tax assets, non-current	1,683	11
Other non-current assets	11,219	10,466

Total non-current assets	387,609	284,835

Total assets	467,851	721,995

Current liabilities:
Deferred revenue	19,891	28,284
Accrued expenses and other liabilities	43,170	57,380
Customer’s refundable fees	8,926	10,418
Income tax payable	12,287	95
Intercompany payable to the WOFEs	188,028	409,983

Total current liabilities	272,302	506,160

Non-current liabilities:
Other non-current liabilities	—	7

Total non-current liabilities	—	7

Total liabilities	272,302	506,167

Net assets	195,549	215,828

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Total revenues	121,349	157,859	93,715
Net income	35,457	58,898	10,131

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net cash generated from operating activities	222,265	109,216	211,049
Net cash generated from (used in) investing activities	24,415	(32,406)	14,427
Net cash used in financing activities	(277,895)	(71,151)	(117,616)

The PRC Domestic Entities had no intercompany payable to the WOFEs for accrued service fees as of December 31, 2012 and 2013, whereas the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities were US$774, nil and nil during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, except for the current and non-current restricted cash of US$479,956 pledged to secure bank borrowings of the Group (Note 11), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, including the official website www.soufun.com, which are used for the Group’s business operations. All of these revenue-producing assets were internally developed, for which the Group did not incur significant development costs. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, fair value of the available-for-sale security, uncertain income tax positions and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its non-PRC subsidiaries, WOFEs, the PRC Domestic Entities in which the Company, through its WOFEs, has a controlling financial interest, and the PRC Domestic Entities’ subsidiaries. The Company has determined that it has a controlling financial interest, even though it does not hold a majority of the voting equity interest in an entity, because the Company has the ability to control the PRC Domestic Entities through the WOFEs’ rights to all the residual benefits of the PRC Domestic Entities and the WOFEs’ obligation to fund losses of the PRC Domestic Entities. As a result, the PRC Domestic Entities are included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries, the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been eliminated in consolidation.

On February 8, 2012, the Company disposed its 90% equity interest in Beijing SouFun Information Consultancy Co., Ltd (“Beijing Information”) to an unrelated party for nil consideration. Beijing Information was dormant at the time of disposal. Prior to the disposal, the Company transferred all of Beijing Information’s assets and liabilities to another subsidiary. As a result, Beijing Information did not meet the definition of a discontinued operation under ASC 205, “Presentation of Financial Statements—Discontinued Operation”, as Beijing Information’s operations and cash flows have not been eliminated from the ongoing operations of the Group. Immediately upon the completion of the disposal, Beijing Information was deconsolidated from the Group. As there was no difference between the fair value of consideration received for the disposal and the carrying amounts of the assets and liabilities, no gain or loss was recognized in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation (continued)

On December 23, 2013, the Group disposed its 60% equity interest in Guangxi Overseas Talent Industrial Park Investment Co., Ltd. (“Guangxi Overseas Talent”) to the 40% noncontrolling interest holder. Guangxi Overseas Talent was dormant and had no operations at the time of disposal. Thus, Guangxi Overseas Talent did not meet the definition of a discontinued operation under ASC 205. Immediately upon the completion of the disposal, Guangxi Overseas Talent was deconsolidated from the Group. On the date of disposal, the carrying amount of Guangxi Overseas’ net assets, which mainly consisted of the cash injected as share capital by the Group and the noncontrolling interest holder at inception, amounted to US$1,707, of which US$1,204 was retained by the Group and US$683 was returned to the noncontrolling interest holder. As a result, no gain or loss was recognized in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2013.

Business Combinations

The Group accounts for its business combinations in accordance with ASC 805, “Business Combinations”, which requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The costs directly attributable to the acquisition are expensed as incurred. During the measurement period, the acquiring entity recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transactions

The functional currency of the Company and its non-PRC subsidiaries is the United States dollar (“US$”). The WOFEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses US$ as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income.

The assets and liabilities of the Company’s PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries are translated into US$ at the exchange rates prevailing at the balance sheet date. The consolidated statements of comprehensive income of these entities are translated into US$ at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

For the purpose of the consolidated statements of cash flows, cash flows of the Company’s PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries are translated into US$ at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into US$ at the weighted average exchange rates for the year.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s bank loans (Note 11). The restricted cash is not available for withdrawal or the Group’s general use until after the corresponding bank loans are repaid.

Short-term Investments

All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value. The Group accounts for its investments in accordance with ASC 320, “Investments-Debt and Equity Securities”. The Group classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income.

The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. If the Group concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. An impairment loss of US$4,343, US$14 and nil was recognized for the years ended December 31, 2011, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Allowance for Doubtful Accounts

The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Funds Receivable

Funds receivable represents cash from SouFun membership services due from third-party payment service providers for clearing transactions. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used.

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable, as of December 31, 2012 and 2013 respectively.

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or economic lives	—
Buildings	12 -38 years	—

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

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

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, funds receivable, short-term investments including fixed-rate time deposits and available-for-sale security, short-term loans, long-term loans, amounts due to a related party, and convertible senior notes (Note 14) and related derivative liabilities. As of December 31, 2012 and 2013, the carrying values of these financial instruments, other than the available-for-sale security, long-term loans, and convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale security was recorded at fair value at each reporting date. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair value of the convertible senior notes based on a market approach was approximately US$357,875 as of December 31, 2013, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures”. When determining the estimated fair value of the convertible senior notes, the Group used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the year ended December 31, 2013.

The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group measures its available-for-sale security at fair value using quoted prices from the active market.

Assets measured at fair value on a recurring basis as of December 31, 2012 are summarized below. There were no such assets as of December 31, 2013.

	Fair Value Measurement at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2012
	US$	US$	US$	US$

Available-for-sale security	1,386	—	—	1,386

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are derived from online marketing services, e-commerce services, listing services and other value-added services. Revenues for each type of service sales are recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

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

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of the Group’s websites and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenues are recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, “Revenue Recognition”.

For certain arrangements, the Group provides marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing Services (continued)

The Group accounts for each deliverable in the arrangement as separate unit of accounting. Revenues are allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based in its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the Group’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

The Group updated the BESP for each deliverable during the year ended December 31, 2013. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) SouFun membership services

The Group enters into arrangements with real estate developers, pursuant to which the Group charges its customers RMB5,000.00 to RMB20,000.00 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Group. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Group are refundable before a purchase of the specified properties at a discount is made by the customers. Revenues are recognized by the Group when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as “customers’ refundable fees” (Note 13).

Commencing in 2013, the Group, real-estate developers and advertising agencies entered into tri-party cooperation arrangements for certain SouFun membership services. When customers use their SouFun membership cards to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the SouFun membership services is remitted to the marketing agents. The Group recognized revenues from this type of SouFun membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by the Group. The portion to be remitted to marketing agents is recorded as amounts payable to marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets (Note 12).

(2) Online marketplace platform

The Group operates (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enable third-party merchants to transact with customers online. The Group earns a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed.

When a customer places his or her order for home furnishing products with a third-party merchant through the Group’s marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through the Group’s online payment platform. The sales transaction is completed and the Group recognizes the commission earned as e-commerce service revenues upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through the Group’s marketplace and online payment platforms.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

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

(1) Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements”, revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

(2) Special listing services

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

As the Offline Services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25, whereby revenues are recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

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

The Group’s business is subject to BT, VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such BT, VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. BT, VAT and related surcharges and cultural construction fees for the years ended December 31, 2011, 2012 and 2013 were US$21,118, US$28,901 and US$38,783, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when the related services are performed by the Group.

Cost of Revenues

Cost of revenues consists of employee costs, BT, VAT and surcharges, server and bandwidth leasing fees and other direct costs incurred in providing the related services. These costs are expensed when incurred.

In addition, cost of revenues includes the 5% BT or 6% of VAT for the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2011, 2012 and 2013, the advertising expenses were US$5,130, US$6,525 and US$8,627, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for any of the years presented.

Income Taxes

The Group follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group applies ASC 740, “Income taxes”, to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

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

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expense.

Share-based Compensation

The Group’s employees and directors participate in the Group’s share-based award incentive plan which is more fully discussed in Note 17. The Group applies ASC 718, “Compensation-Stock Compensation”, to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

In accordance with ASC 718, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

Meanwhile, the Group uses the accelerated attribution method for equity awards with performance conditions on a tranche-by-tranche basis based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, contracts that may be settled in the Company’s stock or cash and the conversion of the convertible senior notes. The dilutive effect of outstanding stock options and convertible senior notes is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation. For the purposes of calculating the Group’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Derivative Instruments

ASC 815, “Derivatives and Hedging”, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Group was insignificant for all of the years presented.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the consolidated balance sheets, includes the cumulative foreign currency translation adjustments and unrealized gain (loss) on available-for-sale security.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2013-11, “Income Taxes (Topic 740)”, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group early adopted ASU 2013-11 and the adoption of ASU 2013-11 did not have a material impact on the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable and funds receivable. As of December 31, 2013, the Group has US$1,104,564 in cash and cash equivalents, restricted cash (current and non-current) and short-term investments, 76.6% and 23.4% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable financial institutions with high credit ratings to deposit its assets. The Group regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Funds receivable represent amounts due from third-party payment service providers. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenue for the years ended December 31, 2011, 2012 and 2013.

Concentration of Revenues

Revenues from marketing services represented 72%, 58% and 44% of the total gross revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Any disruption in the provision of marketing services to customers may adversely affect the Group’s business, financial condition and results of operations.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

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

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In addition, PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC. Currently, the Group conducts its operations in the PRC through contractual arrangements entered into between the WOFEs and the PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations. In the opinion of management, the likelihood of penalties in respect of the Group’s current operations through contractual arrangements entered into between the WOFEs and the PRC Domestic Entities is remote based on current facts and circumstances.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	BaoAn Acquisition

In December 2012, the Group entered into an agreement with China BaoAn Group Co., Ltd. (“BaoAn”) to acquire a property through the acquisition of the entire equity interests in three subsidiaries of BaoAn that own and operate the property (the “BaoAn Acquisition”) for US$127,277 cash consideration. As of December 31, 2012, an interest-free and non-refundable deposit of US$111,367 was paid to BaoAn. The remaining balance of US$15,910 was paid on January 10, 2013. The property, which consists of offices, retail space and a hotel, is considered a business as defined in ASC 805 (“BaoAn Entities”). The Group took effective control of the business and obtained all necessary government regulatory approvals as of March 31, 2013. Accordingly, the BaoAn Acquisition was accounted for as a business acquisition upon closing of the transaction as of March 31, 2013. The operating results of the BaoAn Entities have been included in the consolidated operating results since March 31, 2013. The Group intends to use the property as an office and a training center to support the Group’s business expansion in the eastern region of the PRC.

The Group has completed the valuation necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of gain on bargain purchase was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

US$

Cash and cash equivalents	3,169
Prepayments and other current assets	1,800
Property and equipment, net	140,231
Deferred tax assets, non-current	1,093

Total identifiable assets acquired	146,293

Accrued expenses and other liabilities	(1,290)
Other non-current liabilities	(919)
Deferred tax liabilities, non-current	(16,368)

Total liabilities assumed	(18,577)

Net identifiable assets acquired	127,716
Gain on bargain purchase	(102)

Total consideration	127,614

The excess of the fair value of the identifiable net assets acquired over the cost of acquisition as of the acquisition date of US$102 was recognized as a gain on bargain purchase in the consolidated statements of comprehensive income for the year ended December 31, 2013. The Group has performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The US$102 gain on bargain purchase was primarily attributable to the purchase price being fixed prior to the closing date of the transaction and the fair value of the property acquired increased during the intervening period. The acquisition related costs were insignificant. Deferred tax liabilities amounting to US$16,368 were recognized on the fair value step-up of the property acquired in the BaoAn Acquisition.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	BaoAn Acquisition (continued)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31 2012 and 2013, as if the BaoAn Acquisition had been completed on January 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,
	2012	2013
	US$	US$
Pro forma total revenues	430,258	637,379
Pro forma net income	149,495	298,376
Pro forma net income per ordinary share-basic	1.93	3.82
Pro forma net income per ordinary share-diluted	1.82	3.53

5.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2012	2013
	US$	US$
Fixed-rate time deposits	25,455	10,138
Available-for-sale security
—Equity security	1,386	—

	26,841	10,138

As of December 31, 2012 and 2013, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$1,849, US$827 and US$758 was recognized for the years ended December 31, 2011, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	SHORT-TERM INVESTMENTS (continued)

On November 4, 2010, the Group acquired 714,285 American depositary shares (“ADS”) of SYSWIN Inc., a US listed company, at a consideration of US$5,000. The investment constituted a 1.01% ownership in SYSWIN Inc. and was classified as an available-for-sale security. During the year ended December 31, 2011, the market price of SYSWIN Inc. declined significantly. As a result, an other-than-temporary impairment loss of US$4,343 was recorded and the new cost base of the available-for-sale security was US$657 as of December 31, 2011. An other-than-temporary impairment loss of US$14 was recognized for the year ended December 31, 2012 and the new cost base of the available-for-sale security was US$643 as of December 31, 2012. The impairment charge for the year ended December 31, 2012 was due to a decline in the fair value of the investment below the cost basis that was judged to be other-than-temporary and was recorded as a reduction to the amortized cost of the investment.

On April 9, 2013, SYSWIN Inc. announced the completion of the merger with Brilliant Acquisition Limited, a wholly owned subsidiary of Brilliant Strategy Limited (the “Merger”). As a result of the Merger, SYSWIN Inc. became a wholly owned subsidiary of Brilliant Strategy Limited. As part of the Merger, each ordinary share of SYSWIN Inc. (a “Share”) issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive US$0.5125 cash. Each ADS, consisting of four Shares, represents the right to receive US$2.05 cash without interest and is subject to $0.05 per ADS cancellation fees and applicable withholding taxes. A realized gain of US$821 from the disposal of the investment in SYSWIN Inc. was recognized for the year ended December 31, 2013.

The following is a summary of the available-for-sale security as of December 31, 2012. There was no available-for-sale security as of December 31, 2013.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2012
- Equity security in SYSWIN Inc.	643	743	—	1,386

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2012	2013
	US$	US$

Accounts receivable	42,151	59,560
Allowance for doubtful accounts	(12,122)	(15,019)

Accounts receivable, net	30,029	44,541

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	7,277	9,217	12,122
Additional provision charged to expenses	16,368	12,339	13,437
Write-offs	(14,795)	(9,460)	(10,953)
Foreign currency translation adjustments	367	26	413

Balance at end of year	9,217	12,122	15,019

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2012	2013
	US$	US$

Prepaid expenses	4,548	4,498
Advance to employees	615	696
Rental and other deposits	291	653
Interest receivable	530	14,411
Receivable from a broker for exercise of employee stock options	2,718	807
Deposit for non-current assets (Note 9)	—	8,037
Others	524	2,656

	9,226	31,758

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2012	2013
	US$	US$

Buildings	37,657	182,320
Office equipment	12,789	16,329
Motor vehicles	1,935	2,747
Leasehold improvement	4,463	6,454
Land	37,421	37,421

Total	94,265	245,271
Less: Accumulated depreciation	(14,701)	(23,829)

	79,564	221,442

Depreciation expense amounted to US$4,100, US$6,376 and US$9,701 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group is still in the process of obtaining the property ownership certificates for certain buildings with a net carrying amount of US$13,383. As the transfer of ownership of the buildings has been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Group, the Group has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets on the consolidated balance sheets as of December 31, 2012 and 2013.

9.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets as of December 31, 2012 represented a refundable deposit of US$8,750 for the purchase of 10,000 square meters of an office building in Hengshui, Hebei province in the PRC. The Group withdrew the purchase plan due to changes in government planning regulations which resulted in the office building no longer being suitable for the Group’s requirements. In July 2013, the Group signed a repayment agreement with the counterparty, pursuant to which the counterparty is obligated to repay the prepayment in installments based on an agreed payment schedule at no interest. As of December 31, 2013, US$713 was repaid and the remaining balance of US$8,037 was reclassified to “prepayments and other current assets” on the consolidated balance sheets. The remaining balance of US$8,037 was fully repaid by February 2014.

Deposit for non-current assets as of December 31, 2013 represented a deposit of US$38,140 for the purchase of 22,402 square meters of an office building in Chengdu, Sichuan province in the PRC. Pursuant to the purchase agreement, the Group is eligible to request a refund if the office building is not completed by March 30, 2015. The development of the office building is expected to be completed by December 31, 2014. If the real estate developer were able to complete the office building by December 31, 2014, the deposit is considered as an interest-free non-refundable payment.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2012	2013
	US$	US$

Rental and other deposits	2,924	2,312
Interest receivable	10,483	11,401
Issuance costs for convertible senior notes (Note 14)	—	8,256
Others	337	658

	13,744	22,627

11.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2012	2013
	US$	US$

Short-term loans	270,670	90,000

Long-term loans	80,750	180,750

Short-term loans outstanding as of December 31, 2012 and 2013 represent US$ denominated bank borrowings of US$270,670 and US$90,000, respectively, obtained from financial institutions in Singapore and Hong Kong. These bank borrowings are secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$296,023 and US$99,601 as of December 31, 2012 and 2013, respectively. Pledged deposits amounting to US$83,797 (2012: nil) and US$15,804 (2012: US$296,023) were classified as “restricted cash, current” and “restricted cash, non-current” on the consolidated balance sheets as of December 31, 2013. The short-term bank borrowings are repayable on demand and bear interest rates ranging from London InterBank Offered Rate (“LIBOR”) plus 2.5% to LIBOR plus 2.7%.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.	SHORT-TERM AND LONG-TERM LOANS (continued)

Long-term loans outstanding as of December 31, 2012 and 2013 represent four and six US$ denominated bank borrowings with an aggregate amount of US$80,750 and US$180,750, respectively, obtained from financial institutions in the United States, which will be due in the third quarter of 2015 and 2016. These bank borrowings are secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$95,393 and US$208,235 as of December 31, 2012 and 2013, respectively. These pledged deposits are classified as “restricted cash, non-current” on the consolidated balance sheets. The long-term bank borrowings are repayable on demand if the Group is not in compliance with certain covenants and provisions stipulated in the loan agreements and bear interest rates ranging from LIBOR plus 1.7% to LIBOR plus 2.6%.

The Group repaid short-term borrowings of US180,670 during the year ended December 31, 2013. However, due to administrative delays in releasing the RMB denominated pledged deposits by the respective financial institutions in the PRC, bank deposits of US$172,120 and US$33,460 remained classified as “restricted cash, current” and “restricted cash, non-current”, respectively, on the consolidated balance sheets as of December 31, 2013. The Group has undrawn lines of credit with various financial institutions of nil and US$187,670 as of December 31, 2012 and 2013, respectively.

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2012	2013
	US$	US$

Payroll and welfare benefit	20,739	25,692
Other taxes and surcharges payable	31,553	37,375
Accrued unrecognized tax benefits and related interest and penalties (Note 16)	24,379	34,045
Amounts payable to employees	649	6,524
Amounts due to noncontrolling interests	5,728	—
Amounts payable to marketing agents	—	26,714
Refundable rental deposits	—	1,212
Accrued rental expenses	755	775
Others	5,503	10,955

	89,306	143,292

Other taxes and surcharges payable consist of BT, VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

Amounts payable to employees represent cash collections from the designated broker upon the sale of exercised employee options on behalf of the employees.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES (continued)

Amounts due to noncontrolling interests represent a loan from the noncontrolling interests of Guangxi Overseas Talent to operate and develop a real estate project in Guangxi, the PRC. The loan was unsecured, interest-free and repayable on demand. In June and July 2013, the loan was fully repaid to the noncontrolling interests.

Refundable rental deposits were liabilities assumed from the BaoAn Acquisition (Note 4) representing rental deposits received from the lessees of the BaoAn properties at the time of entering into the lease arrangements for offices and retail space. The rental deposits are refundable at the end of lease terms.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.	CUSTOMERS’ REFUNDABLE FEES

A roll-forward of customers’ refundable fees was as follows:

	As of December 31,
	2012	2013
	US$	US$
Balance at beginning of year	12,412	18,449
Cash received from customers during the year	138,719	375,363
Revenue recognized in earnings during the year	(102,019)	(188,102)
Remitted and payable to marketing agents during the year	—	(42,460)
Refunds paid during the year	(30,701)	(111,272)
Foreign currency translation adjustments	38	1,088

Balance at end of year	18,449	53,066

14.	CONVERTIBLE SENIOR NOTES

On December 4, 2013, the Company issued convertible senior notes (the “Notes”) to Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC (collectively, the “Initial Purchasers”), for an aggregate principal amount of US$350,000. The Company granted the Initial Purchasers an overallotment option to purchase, exercisable within a 30-day period, up to an additional US$50,000 principal amount of Notes (the “Overallotment Option”). The Overallotment Option was exercised and closed on January 3, 2014. The Notes (i) mature on December 15, 2018, unless earlier repurchased, redeemed or converted; and (ii) bear cash interest from December 10, 2013 at an annual rate of 2.00% payable on June 15 and December 15 of each year, beginning on June 15, 2014. The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations or the occurrence of certain events of default as defined in the indenture of the Notes. In addition, the Notes provide its holders (the “Holders”) with additional interest equal to the fair value of any cash dividends received by the holders of the Company’s ordinary shares. These features that potentially trigger additional interest payments are collectively referred to as the “contingent interest features” hereinafter.

The Holders may convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The conversion rate for the Notes was initially 48.4195 ADSs per US$1,000.00 principal amount of Notes, which is equivalent to an initial conversion price of US$20.65 per ADS. The conversion rate is subject to adjustment if certain events, such as distribution of stock dividends and grants of rights, options or warrants to shareholders, as described in the indenture of the Notes occur. In addition, following certain corporate events as defined in the indenture of the Notes that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event (the “make-whole fundamental change provision”).

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

The Company may not redeem the Notes prior to the maturity date, except in the event of certain changes to tax laws as defined in the indenture of the Notes in which case the Company will have the option to redeem, in whole but not in part, the Notes for a purchase price equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to the redemption date. The Holders have the right to require the Company to repurchase for cash all or part of their Notes on December 15, 2016 and following a fundamental change as defined in the indenture of the Notes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to the repurchase date.

The Notes are senior unsecured obligations and rank (i) senior in right of payment to any of the Group’s indebtedness that is expressly subordinated in right of payment to the Notes; (ii) equal in right of payment to any of the Group’s unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities of the Group.

The net proceeds of the Notes, after deducting offering expenses, were US$341,580. The Company intends to use the net proceeds of the Notes for general corporate purposes, including new products and services, working capital, capital expenditures, business expansion and potential acquisitions of businesses, technologies or products. Total issuance costs of US$8,420, which were capitalized in “other non-current assets” on the consolidated balance sheets, are amortized as interest expense using the effective interest rate method through the maturity date of the Notes at an effective interest rate of 2.86%. For the year ended December 31, 2013, the Group recognized interest expense related to the Notes of US$566, which comprised contractual interest obligations of US$402 and issuance costs amortization of US$164.

The Notes were recorded as long-term debt. The Company evaluated the embedded conversion features contained in the Notes in accordance with ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 to determine if the conversion options require bifurcation. The conversion option was not required to be bifurcated because the conversion option is indexed to the Company’s ADSs and meets all additional conditions for equity classification. Since the conversion option was not required to be bifurcated, the Company then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the Notes and concluded that there is no BCF because the effective conversion price of the Notes exceeded the fair value of the Company’s ADSs at the commitment date. In connection with the make-whole fundamental change provision, the number of ADSs issuable upon conversion will be increased if Holders decide to convert. As the fair value of the ADSs into which the Notes are convertible plus the make-whole ADSs does not approximate the fair value at the settlement date, the make-whole feature is not indexed to the Company’s ADSs and is required to be bifurcated. The fair value of the make-whole feature was insignificant for the year ended December 31, 2013.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

The Company evaluated the embedded contingent redemption features and contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date but their values were insignificant for the year ended December 31, 2013. For the embedded contingent interest features not bifurcated from the Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2013. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

15.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Upon completion of the Company’s initial public offering (“IPO”) in September 2010, the Company’s ordinary shares were converted into 50,767,426 Class A ordinary shares and 25,298,329 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 600,000,000 ordinary shares at a par value of HK$1 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to one vote per share whereas each Class B ordinary share is entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. On September 6, 2012 and July 29, 2013, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$79,043 and US$81,046, respectively. As of December 31, 2012 and 2013, all dividends declared had been paid.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.	SHAREHOLDERS’ EQUITY (continued)

Restricted net assets (continued)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WOFEs were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide a discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$540,840 and US$627,367 as of December 31, 2012 and 2013, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 are disclosed in Note 24.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION

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

Hong Kong

Bravo Work, China Index Academy, SouFun International, China Home (HK), China Institute of Real Estate Agents, HK Property and Sou You Tian Xia (HK) are incorporated in Hong Kong. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2013. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States of America

Wall Street, Best Scholar (Delaware) and Best Work are incorporated in the United States and do not conduct any substantive operations of their own. No provision for United States income tax has been made in the financial statements as Wall Street and Best Scholar had no assessable income for the three years ended December 31, 2013. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2013. In 2011, Best Work acquired a property in New York, the United States, which served as the Group’s global training facility and claimed certain business expense deductions on its Untied States tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the Unites States tax authority. As of December 31, 2013, US$2,537 of unrecognized tax benefits had been recognized, which was fully offset by the deferred tax assets arising from net operating losses.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period is allowed for those enterprises which enjoyed a reduced EIT rate prior to year 2008 with the transitional EIT rates of 18%, 20%, 22% and 24%for years 2008, 2009, 2010 and 2011, respectively, and 25% thereafter. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 24%, 25% and 25% for years 2011, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

China (continued)

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

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhongzhi, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. The Group applied for renewal of the HNTE certificates for these subsidiaries, which will enable them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and the Group received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media and Beijing Zhongzhi were entitled to the tax holiday of 15%, 15% and 15% for years 2011, 2012 and 2013, respectively; whereas SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the tax holiday of 7.5%, 15% and 15% for years 2011, 2012 and 2013, respectively.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year enterprise income tax exemption for years 2011 and 2012 and reduced enterprise income tax rate of 12.5% for years 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1,631 were reversed in the year ended December 31, 2012 for the cumulative effect of applying the statutory tax rate of 25% during the year ended December 31, 2011. The reversed tax expenses consisted of current income tax expense of US$1,205 and deferred tax expense of US$426.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Dividends paid by the Company’s PRC subsidiaries out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, the Company had not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Income before income taxes consisted of:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

PRC	162,421	228,919	390,488
Non-PRC	(18,207)	(21,210)	(22,045)

	144,214	207,709	368,443

Income tax expenses comprised:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Current tax expense	14,937	31,038	54,299
Deferred tax expense	27,680	24,867	15,482

	42,617	55,905	69,781

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

A reconciliation between the amount of income tax expenses and the amount computed by applying the statutory tax rate to income before income taxes was as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Income before income taxes	144,214	207,709	368,443

Income tax at applicable tax rate of 25%	36,054	51,927	92,111
Effect of international tax rate differences	1,522	453	1,384
Non-deductible expenses	7,997	8,593	3,492
Effect of tax holidays or preferential tax rates	(27,582)	(33,077)	(45,902)
Effect of tax rate changes	(899)	(1,974)	(15,101)
Investment basis difference in the PRC Domestic Entities	5,207	10,046	1,537
Withholding tax	18,414	16,867	28,632
Changes in valuation allowance	879	1,085	4,283
Unrecognized tax benefits	(499)	(419)	(3,120)
Changes in interest and penalties on unrecognized tax benefits	1,524	2,404	2,465

	42,617	55,905	69,781

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2011	2012	2013
	US$	US$	US$

Balance at beginning of year	5,853	7,439	15,336
Increase relating to current year tax positions	1,789	10,074	12,358
Decrease relating to expiration of applicable statute of limitations	(489)	(2,205)	(3,510)
Foreign currency translation adjustments	286	28	572

Balance at end of year	7,439	15,336	24,756

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

As of December 31, 2012 and 2013, the Group had recorded US$24,379 and US$34,045 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2012 and 2013, unrecognized tax benefits of US$14,400 and US$19,454, respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2011, 2012, and 2013, the Company recognized US$1,524, US$2,404 and US$2,465 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$9,043 and US$11,826 as of December 31, 2012, and 2013, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2009 through 2013, the US subsidiaries’ tax years 2011 through 2013 and the Hong Kong subsidiaries’ tax years 2008 through 2013 remain open to examination by the respective taxing jurisdictions.

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

The aggregate amount	(27,582)	(33,077)	(45,902)

The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
—Basic	0.36	0.43	0.59

—Diluted	0.34	0.40	0.54

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

The components of deferred taxes were as follows:

	As of December 31,
	2012	2013
	US$	US$

Deferred tax assets, current
Accrued expenses	2,734	3,165

Total deferred tax assets, current	2,734	3,165

Deferred tax assets, non-current
Net operating losses	3,061	7,349
Less: valuation allowance	(1,338)	(5,621)

Total deferred tax assets, non-current, net	1,723	1,728

Deferred tax liabilities, non-current
Investment basis in the PRC entities	(64,947)	(68,342)
BaoAn Acquisition—Property	—	(16,425)

Deferred tax liabilities, non-current	(64,947)	(84,767)

As of December 31, 2013, the Company had net operating losses from several of its PRC entities of US$3,977, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2013 will expire in years 2014 to 2018 if not utilized.

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2012 and 2013, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$35,281 and US$36,198 were provided for the outside basis of the PRC entities as of December 31, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings (continued)

In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between years 2013 and 2015. Therefore, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network amounting to US$15,101 were reversed during the year ended December 31, 2013.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$29,666 and US$32,144 as of December 31, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$158,317 and US$68,449 as of December 31, 2012 and 2013, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$15,832 and US$6,310 as of December 31, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS

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

The exercise price, vesting and other conditions of individual awards are determined by the executive chairman of the board of directors. The awards are typically subject to a 3-year to a 4-year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Group. The non-compete condition does not give rise to an in-substance service condition.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 2010

On August 4, 2010, the Group’s board of directors and shareholders approved the 2010 Stock Related Award Incentive Plan (the “2010 Plan”). Under the 2010 Plan, the Group may issue up to 10% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The purpose of the 2010 Plan was to recognize and acknowledge the contributions made to the Group by eligible employees and to promote the success of the Group’s business. The 2010 Plan allows the board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Company’s board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the detail rules.

The exercise price, vesting and other conditions of individual awards are determined by the executive chairman of the board of directors. The awards are typically subject to a 4-year service vesting condition and multiple performance conditions with a contractual life of 10 years. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

A summary of the equity award activity under the 1999 Plan and 2010 Plan for the year ended December 31, 2013 was stated below:

Options Granted to Employees and Directors	Number of Shares (*)	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2012	9,526,853	8.76	3.64	7.72	US$	154,723

Granted	—	—	—
Forfeited	(126,090)	12.07	4.56
Expired	(55,372)	10.92	4.20
Exercised	(1,427,160)	8.70	3.62
Outstanding, December 31, 2013	7,918,231	8.70	3.62	6.80	US$	583,631

Vested and expected to vest at December 31, 2013	7,918,231	8.70	3.62	6.80	US$	583,631

Exercisable at December 31, 2013	5,373,167	7.08	3.08	6.29	US$	404,777

*	Included both Class A and Class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2013 and the exercise price.

The weighted average grant-date fair value per share of options granted for the three years ended December 31, 2011, 2012 and 2013 was nil, US$4.29 and nil, respectively. Total intrinsic value of options exercised for the three years ended December 31, 2011, 2012 and 2013 was US$29,373, US$42,458 and US$44,401, respectively.

As of December 31, 2013, there was US$8,569 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 1.95 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value for stock options granted during the year ended December 31, 2012 under the 2010 Plan was estimated using the binomial option pricing model. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company did not have sufficient trading history and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factors of 1.5 and 2.5 for the employees and directors, respectively, are based on the Company’s research on the early exercise behavior of employees and directors with stock options. The dividend yield of 8.35% and 11.15% are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2012.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
	2011	2012	2013

Risk-free interest rate	—	1.5%-1.8%	—
Dividend yield	—	8.35% and 11.15%	—
Expected volatility range	—	59.88%-61.64%	—
Weighted average expected life	—	8.15 years	—
Estimated forfeiture rate	—	0%	—
Fair value of ordinary share	—	$4.10-$9.00	—
Suboptimal exercise factor	—	1.5-2.5	—

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Cost of revenues	1,103	1,162	1,143
Selling expenses	1,506	1,626	1,621
General and administrative expenses	4,561	4,361	4,264

	7,170	7,149	7,028

Ordinary share payment

On May 11, 2011, the Group issued 704 ordinary shares to Digital Link Investment Limited which is owned by Mr. Shan Li, an independent director of the Group, in exchange for his services provided to the Group. Share-based compensation expense of US$6 has been determined by reference to the market value of the Group’s shares at the issuance date, and has been fully recognized as an expense upon the issuance of the ordinary shares.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Vincent Tianquan Mo	Executive chairman of the board of directors

Richard Jiangong Dai	Chief executive officer

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel (“Guangxi Wharton”)	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-International Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Training service fee incurred:
- Wall Street Global Training Center, Inc.	455	1,595	250
Office building leased from:
- Vincent Tianquan Mo	—	142	175
Management fee incurred:
- Beihai Silver Beach	—	—	537
Hotel service fee incurred:
- Guangxi Wharton	—	—	16
- Crowne Plaza	—	—	21
- Beihai Silver Beach	—	—	110

Training service from Wall Street Global Training Center, Inc.

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, has been providing training services to the Group since 2011. The training fees incurred for the years ended December 31, 2011, 2012 and 2013 were US$455, US$1,595 and US$250, respectively.

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Group provided Wall Street Global Training Center, Inc. with an office room of approximately 220 square feet in the Group’s building located in New York, the United States of America, free of charge. The estimated fair value of the free office space was insignificant for the years ended December 31, 2011, 2012 and 2013.

Office building leased from Vincent Tianquan Mo

The Group entered into an agreement with Vincent Tianquan Mo, the executive chairman of the board of directors, to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$142 and US$175 and the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2012 and 2013, respectively.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Group and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach is engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for the year ended December 31, 2013 were US$537.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December 31, 2011, 2012 and 2013 (continued):

Hotel service fee

For the year ended December 31, 2013, Guangxi Wharton, Crowne Plaza and Beihai Silver Beach provided hotel accommodation to the Group amounting to US$16, US$21 and US$110, respectively.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Group entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name for five years at nil consideration.

Use of Arden House

For the year ended December 31, 2013, Research Center provided meeting facility and accommodation at the Arden House, a property located in New York, the United States, to the Group at nil consideration.

c)	The Group had the following related party balances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	US$	US$

Amounts due to a related party:
- Beihai Silver Beach	—	537

The balance as of December 31, 2013 represented outstanding management fees which are unsecured and interest-free.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$9,377, US$12,040 and US$14,795, for the years ended December 31, 2011, 2012 and 2013, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2013, the Group had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2014	10,581
2015	7,322
2016	5,204
2017	2,150
2018 and thereafter	—

25,257

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 18(b). For the years ended December 31, 2011, 2012 and 2013, total rental expenses for all operating leases were US$9,312, US$12,540 and US$12,915, respectively.

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the PRC Domestic Entities and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES (continued)

Income taxes

As of December 31, 2013, the Group had recognized US$24,756 accrual for unrecognized tax benefits (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, the Group classified the accrual for unrecognized tax benefits as a current liability.

21.	SEGMENT REPORTING

In accordance with ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the executive chairman of the board of directors, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Entity-wide disclosures

The Group’s revenues by its four product groups, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group were summarized as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Marketing services:
New home	210,719	222,963	258,479
Secondary and rental properties	2,280	1,203	919
Home furnishing and improvement	33,635	25,695	18,924

Total marketing service revenues	246,634	249,861	278,322

E-commerce services:
New home	22,513	102,019	188,102
Other product groups	1,657	143	5

Total E-commerce service revenues	24,170	102,162	188,107

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Listing services:
Secondary and rental properties	54,732	55,114	144,963
Research	9,785	13,592	14,178
Other product groups	2,608	4,168	2,406

Total listing service revenues	67,125	72,874	161,547

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for building and land with net book value of US$56,376 as of December 31, 2013 which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2011		2012		2013
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings per share—basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	68,886	32,739	104,055	47,755	205,561	93,048
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	51,849,923	24,642,349	53,028,506	24,336,650	53,764,555	24,336,650

Denominator used for basic earnings per share	51,849,923	24,642,349	53,028,506	24,336,650	53,764,555	24,336,650
Earnings per share—basic	1.33	1.33	1.96	1.96	3.82	3.82

Earnings per share—diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share	68,586	33,039	103,169	48,641	205,687	92,922
Effect of convertible senior notes	—	—	—	—	566	—

Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—diluted after assumed conversion	68,586	33,039	103,169	48,641	206,253	92,922

Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	33,039	—	48,641	—	92,922	—
Net income attributable to ordinary shareholders	101,625	33,039	151,810	48,641	299,175	92,922
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	51,849,923	24,642,349	53,028,506	24,336,650	53,764,555	24,336,650
Conversion of Class B to Class A ordinary shares	24,642,349	—	24,336,650	—	24,336,650	—
Employee stock options	5,723,560	2,086,667	4,559,409	1,912,500	6,297,183	1,912,500
Convertible senior notes	—	—	—	—	204,290	—

Denominator used for diluted earnings per share	82,215,832	26,729,016	81,924,565	26,249,150	84,602,678	26,249,150
Earnings per share—diluted	1.24	1.24	1.85	1.85	3.54	3.54

Options to purchase nil, 50,000 (exercise price of US$23.94 per share) and nil ordinary shares were outstanding during the years ended 2011, 2012 and 2013, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS PER SHARE (continued)

The Overallotment Option (Note 14) was not assumed to be exercised and was not included in the computation of diluted earnings per share for the year ended December 31, 2013 because the average prices of the convertible senior notes and the ADS obtainable upon conversion are at or below the exercise price of the Overallotment Option.

23.	SUBSEQUENT EVENTS

On January 3, 2014, the Group issued an additional US$50,000 of convertible senior notes (the “Additional Notes”) at an annual interest rate of 2.00% due December 15, 2018 upon exercise of the Overallotment Option by the Initial Purchasers. All terms and conditions of the Additional Notes are identical to the Notes as described in Note 14. The Group received net proceeds of US$48,939 from the issuance of the Additional Notes.

On March 18, 2014, the Company announced a five-for-one ADS stock split, representing a stock ratio change for Class A ordinary shares from one ADS for one Class A ordinary share to five ADS for one Class A ordinary share. The effect of the stock split on the ADS trading price on the New York Stock Exchange took place on April 7, 2014. Accordingly, all ADS and per ADS information have been adjusted retroactively for this five-for-one ADS stock split for all years presented.

The Company has applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “ ” (“SouFun” in Chinese) individually. The Company has successfully registered such trademarks in some industry categories, but its applications for certain other industry categories conflicts with existing registrations or applications for similar trademarks by another PRC company in such industry categories. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of the Company and ordered the PRC Trademark Review and Adjudication Board of State Administration of Industry and Commerce to reconsider the other PRC company’s trademark application for “ SOFANG” that it had previously rejected. The Company is currently evaluating its legal options, including appealing to the Supreme People’s Court of the PRC against the judgment of the Higher People’s Court of Beijing Municipality, which could take months or even longer to resolve. The Company does not currently expect its business would be materially and adversely affected even if it eventually does lose the right to use the “ ” trademark in these limited industry categories. However, due to the limited time the Company has had, its assessment of the impact of this judgment and the potential loss of its right to use the “ ” trademark is subject to change and the actual impact may be more significant than it currently expects.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2012	2013
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	10,416	238,947
Short-term investments	1,386	—
Prepayments and other current assets	2,719	918

Total current assets	14,521	239,865

Non-current assets:
Other non-current assets	—	8,271
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	482,428	808,862

Total non-current assets	482,428	817,133

Total assets	496,949	1,056,998

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	17	554
Amounts due to subsidiaries and PRC Domestic Entities	310,053	262,977

Total current liabilities	310,070	263,531

Non-current liabilities:
Convertible senior notes	—	350,000

Total non-current liabilities	—	350,000

Total liabilities	310,070	613,531

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 56,013,735 shares and 57,440,895 shares issued and outstanding as of December 31, 2012 and 2013, respectively	7,192	7,376
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2012 and 2013, respectively	3,124	3,124
Additional paid-in capital	69,637	89,071
Accumulated other comprehensive income	23,974	43,381
Retained earnings	82,952	300,515

Total shareholders’ equity	186,879	443,467

Total liabilities and shareholders’ equity	496,949	1,056,998

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
General and administrative expenses	(1,764)	(49)	(460)

Operating loss	(1,764)	(49)	(460)

Equity in profits of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ Subsidiaries	107,732	151,649	298,812
Interest expenses	—	—	(566)
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net (loss) gain on available-for-sale security of (US$721), nil and US$821 for the twelve months ended December 31, 2011, 2012 and 2013, respectively)	(721)	—	821
Other-than-temporary impairment on available-for-sale security	(3,622)	(14)	—
Foreign exchange gain	—	224	2

Income before income taxes	101,625	151,810	298,609

Income tax expenses	—	—	—

Net income	101,625	151,810	298,609

Other comprehensive income, net of tax
Foreign currency translation adjustments	10,839	1,378	20,150

Unrealized gain on available-for-sale security	—	743	78
Reclassification adjustment for loss (gain) included in net income	721	—	(821)

Other comprehensive income, net of tax	11,560	2,121	19,407

Comprehensive income	113,185	153,931	318,016

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2011	2012	2013
	US$	US$	US$

Net cash (used in) provided by operating activities	(638)	(588)	1,192

Net cash provided by investing activities	—	—	1,464

Net cash provided by (used in) financing activities	46,098	(35,088)	225,875

Net increase (decrease) in cash and cash equivalents	45,460	(35,676)	228,531
Cash and cash equivalents at beginning of year	632	46,092	10,416

Cash and cash equivalents at end of year	46,092	10,416	238,947

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, PRC Domestic Entities, and PRC Domestic Entities’ subsidiaries” and the subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries’ profit or loss as “Equity in profits of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries” on the condensed statements of comprehensive income. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.