Form 20-F
period 2014-12-31
SouFun Holdings Ltd
filed 2015-04-28
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

N/A

(Translation of Registrant’s name into English)

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

Class A ordinary shares, par value HK$1.00 each	58,364,924

Class B ordinary shares, par value HK$1.00 each	24,336,650

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F (this “Form 20-F”) only:

•	“we,” “us,” “Company,” “our” or “SouFun” refers to SouFun Holdings Limited (formerly known as SouFun.com Limited), and

(i) its PRC subsidiaries as follows:

•	Beijing SouFun Network Technology Co., Ltd., or SouFun Network,

•	Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd., or Beijing Zhong Zhi Shi Zheng,

•	Shanghai SouFun Information Co., Ltd., or SouFun Shanghai,

•	SouFun Media Technology (Beijing) Co., Ltd., or SouFun Media,

•	Beijing Hong An Tu Sheng Network Technology Co., Ltd., or Beijing Hong An Tu Sheng,

•	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., or Beijing Tuo Shi Huan Yu,

•	Beijing SouFun Decorative Engineering Co., Ltd. or Beijing SouFun Decorative Engineering (formerly known as “Beijing Jia Shang Li Nian”),

•	Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd., or Beijing Zhong Zhi Xun Bo,

•	Beijing Li Man Wan Jia Network Technology Co., Ltd., or Beijing Li Man Wan Jia,

•	Beijing Si Kai Property Co., Ltd., or Beijing Si Kai Property (formerly known as “Beijing Sou You Tian Xia”),

•	Hangzhou SouFun Network Technology Co., Ltd., or Hangzhou SouFun Network,

•	Tianjin SouFun Network Technology Co., Ltd., or Tianjin SouFun Network,

•	Shanghai BaoAn Hotel Co., Ltd., or Shanghai BaoAn Hotel,

•	Shanghai BaoAn Enterprise Co., Ltd., or Shanghai BaoAn Enterprise,

•	Beijing Hong An Jia Ye Network Technology Co., Ltd., or Beijing Hong An Jia Ye,

•	Jia Tian Xia Network Technology Co., Ltd., or Jia Tian Xia Network Technology,

•	Beihai Tian Xia Dai Financing Guarantee Co.,Ltd., or Beihai Tian Xia Dai Financing Guarantee,

•	Beihai Tian Xia Dai Microfinance Co.,Ltd., or Beihai Tian Xia Dai Microfinance,

•	Beijing Fang Tian Xia Decorative Engineering Co.,Ltd., or Beijing Fang Tian Xia Decorative Engineering,

•	Tianjin Jia Tian Xia Microfinance Co.,Ltd., or Tianjin Jia Tian Xia Microfinance,

•	Chongqing Tian Xia Dai Microfinance Co.,Ltd., or Chongqing Tian Xia Dai Microfinance,

•	Tianjin Jia Tian Xia Commercial Factoring Co.,Ltd., or Tianjin Jia Tian Xia Commercial Factoring,

•	Shanghai SouFun Microfinance Co.,Ltd., or Shanghai SouFun Microfinance

•	Shanghai Jia Tian Xia Financing Guarantee Co.,Ltd., or Shanghai Jia Tian Xia Financing Guarantee, and

•	Chengdu Fang Tian Xia Decorative Engineering Co., Ltd. or Chengdu Fang Tian Xia Decorative Engineering;

(ii) its offshore subsidiaries as follows:

•	Bravo Work Investments Limited, incorporated in Hong Kong, or Bravo Work,

•	China Home Holdings Limited, incorporated in Cayman Islands,

•	China Home Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	China Home Holdings (HK) Limited, incorporated in Hong Kong,

•	SouFun International Limited (formerly known as “China Index Academy Limited”), incorporated in Hong Kong, or SouFun International,

•	China Institute of Real Estate Agents Limited (formerly known as “China Real Estate Agent University”), incorporated in Hong Kong,

•	China Index Academy Limited (formerly known as “Max Impact Investments Limited”), incorporated in Hong Kong, or China Index Academy,

•	Pendiary Investments Limited, incorporated in the British Virgin Islands, or Pendiary Investments,

•	Selovo Investments Limited, incorporated in the British Virgin Islands, or Selovo Investments,

•	China Property Holdings Limited, incorporated in Cayman Islands,

•	China Property Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Hong Kong Property Network Limited, incorporated in Hong Kong,

•	Sou You Tian Xia Holdings Limited, incorporated in Cayman Islands,

•	Sou You Tian Xia Holdings (BVI) Limited, incorporated in the British Virgin Islands,

•	Sou You Tian Xia Holdings (HK) Limited, incorporated in Hong Kong,

•	Best Scholar Holdings Limited, incorporated in the British Virgin Islands,

•	Best Scholar Holdings (Delaware) Limited, incorporated in Delaware,

•	Best Work Holdings (New York) LLC, incorporated in New York,

•	Wall Street Index Research Center LLC, incorporated in New York;

•	Next Milestone Holdings Limited, incorporated in the British Virgin Islands,

•	Search Estate Holdings Limited, incorporated in Singapore, and

•	Walkinston PTE. Limited, incorporated in Singapore; and

(iii) in the context of describing our operations and consolidated financial statements, our 21 consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this Form 20-F as follows:

•	Beijing China Index Information Co., Ltd., or Beijing China Index,

•	Beijing Century Jia Tian Xia Technology Development Co., Ltd., or Beijing JTX Technology,

•	Beijing Jia Tian Xia Advertising Co., Ltd., or Beijing Advertising,

•	Beijing Li Tian Rong Ze Technology Development Co., Ltd., or Beijing Li Tian Rong Ze,

•	Beijing SouFun Internet Information Service Co., Ltd., or Beijing Internet,

•	Beijing SouFun Science and Technology Development Co., Ltd., or Beijing Technology,

•	Shanghai China Index Consultancy Co., Ltd., or Shanghai China Index,

•	Shanghai Jia Biao Tang Real Estate Broking Co., Ltd., or Shanghai JBT Real Estate Broking,

•	Shanghai SouFun Advertising Co., Ltd., or Shanghai Advertising,

•	Tianjin Jia Tian Xia Advertising Co., Ltd., or Tianjin JTX Advertising,

•	Beijing Yi Ran Ju Ke Technology Development Co., Ltd., or Beijing Yi Ran Ju Ke,

•	Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., or Beijing Li Tian Rong Ze Wan Jia,

•	Shanghai BaoAn Property Management Co., Ltd., or Shanghai BaoAn Property,

•	Wuhan SouFun Yi Ran Ju Ke Real Estate Broking Co., Ltd., or Wuhan SouFun Yi Ran Ju Ke,

•	Hangzhou Ji Ju Real Estate Broking Co., Ltd., or Hangzhou Ji Ju Real Estate Broking,

•	Beijing Tian Xia Dai Information Service Co., Ltd., or Beijing Tian Xia Dai Information Service,

•	Beijing Hua Ju Tian Xia Network Technology Co., Ltd., or Beijing Hua Ju Tian Xia

•	Shanghai Shiji Jia Tian Xia Financial Information service Co., Ltd., Shanghai Jia Tian Xia Financial Information,

•	Guangxi Beibuwan Financial Information Consulting Co., Ltd., or Guangxi Beibuwan Financial Information Consulting,

•	Shenzhen Qian Hai Fang Guan Jia Co., Ltd., or Shenzhen Qian Hai Fang Guan Jia, and

•	Shenzhen Fang Chao Real Estate Broking Co., Ltd., or Shenzhen Fang Chao;

•	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•

“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;
•	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;

•	“Notes” or “notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

•	“PBOC” refers to People’s Bank of China;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“sq.m.” refers to square meter(s); and

•	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This Form 20-F includes our audited consolidated statements of comprehensive income for 2012, 2013 and 2014, our audited consolidated balance sheets as of December 31, 2013 and 2014, and our audited consolidated statements of cash flows for 2012, 2013 and 2014. On April 7, 2014, our ADSs ratio changed from one ADS for one Class A ordinary share to five ADSs for each Class A ordinary share. The data throughout this Form 20-F has been revised to reflect the ratio change as if it had occurred prior to the historical periods presented herein.

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies including our new services and expansion from a media platform to media transaction and financial platforms;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition;

•	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries; and

•	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities.

You should read this Form 20-F and the documents that we refer to in this Form 20-F thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this Form 20-F, including the section titled “Risk factors” beginning on page 8, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for 2012, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013 and 2014, from our audited consolidated financial statements included in this Form 20-F. Our selected statement of comprehensive income data (except for ADS information) for 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012, have been derived from our audited consolidated financial statements not included in this Form 20-F. Our financial statements have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
Consolidated statement of comprehensive income data:	(U.S. dollars in thousands, except share data and per ADS data)
Revenue:
Marketing services	167,711	246,634	249,861	278,322	294,484
E-commerce services	—	24,170	102,162	188,107	244,344
Listing services	40,355	67,125	72,874	161,547	145,654
Other value-added services	3,001	5,897	5,361	9,403	18,400
Other value-added products	13,423	—	—	—	—
Total revenues	224,490	343,826	430,258	637,379	702,882
Cost of revenue:
Cost of services	(49,120)	(66,571)	(80,863)	(102,488)	(145,739)
Cost of other value-added products	(12,891)	—	—	—	—
Total cost of revenues	(62,011)	(66,571)	(80,863)	(102,488)	(145,739)
Gross profit	162,479	277,255	349,395	534,891	557,143
Operating expenses:
Selling expenses	(42,512)	(67,207)	(80,056)	(101,935)	(147,874)
General and administrative expenses	(41,547)	(69,611)	(70,780)	(83,384)	(100,571)
Other income	—	—	—	786	835
Operating income	78,420	140,437	198,559	350,358	309,533
Foreign exchange (loss) gain	(462)	1	90	3	(44)
Interest income	2,390	10,483	19,406	27,803	43,857
Interest expenses	—	(4,026)	(11,630)	(14,675)	(17,308)
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale security of nil, (US$721), nil, US$821 and nil for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively)	—	(721)	—	821	—
Realized gain—trading securities	282	263	—	—	—
Government grants	740	1,399	1,298	4,031	7,205
Other-than-temporary impairment on available-for-sale security	—	(3,622)	(14)	—	(8,417)
Gain on bargain purchase	—	—	—	102	—
Income before income taxes and noncontrolling interests	81,370	144,214	207,709	368,443	334,826
Income tax benefits (expense)	(18,222)	(42,617)	(55,905)	(69,781)	(81,609)
Net income	63,148	101,597	151,804	298,662	253,217
Net (loss) income attributable to noncontrolling interests	40	(28)	(6)	53	—
Net income attributable to SouFun Holdings Limited’s shareholders	63,108	101,625	151,810	298,609	253,217
Other comprehensive income, before tax:
Foreign currency translation adjustments	5,344	10,839	1,378	20,150	(4,323)
Unrealized (loss) gain on available-for-sale securities
Unrealized holding (loss) gain on available-for-sale security	(721)	—	743	78	10,508
Reclassification adjustment for loss (gain) included in net income	—	721	—	(821)	—
Other comprehensive income, before tax	4,623	11,560	2,121	19,407	6,185
Income tax expense related to components of other comprehensive income	—	—	—	—	—
Other comprehensive income, net of tax	4,623	11,560	2,121	19,407	6,185
Comprehensive income	67,771	113,157	153,925	318,069	259,402
Comprehensive (loss) income attributable to noncontrolling interests	40	(28)	(6)	53	—
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	67,731	113,185	153,931	318,016	259,402
Earnings per share for Class A and Class B ordinary shares
Basic	0.85	1.33	1.96	3.82	3.08
Diluted(1)	0.79	1.24	1.85	3.54	2.87
Dividend declared per ordinary share(2)	—	1.98	0.98	0.99	1.00
Earnings per ADS:
Basic	0.17	0.27	0.39	0.76	0.62
Diluted(1)	0.16	0.25	0.37	0.71	0.57
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	74,683,593	76,492,272	77,365,156	78,101,205	82,163,135
Diluted	80,220,663	82,215,832	81,924,565	84,602,678	92,208,620
Weighted average number of outstanding ADS:
Basic	373,417,965	382,461,360	386,825,780	390,506,025	410,815,675
Diluted	401,103,315	411,079,160	409,622,825	423,013,390	461,043,100
Share-based compensation expenses included in:
Cost of revenues	749	1,103	1,162	1,143	782
Selling expenses	1,035	1,506	1,626	1,621	1,122
General and administrative expenses	3,291	4,561	4,361	4,264	2,779

(1)	Earnings per share for Class A and Class B ordinary shares (diluted) and earnings per ADS (diluted) for each year from 2010 to 2014 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and convertible senior notes.
(2)	Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2012	2013	2014
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)
Cash and equivalents and short-term investments	145,008	591,148	809,944
Total current assets	194,597	963,653	1,179,891
Total assets	801,161	1,505,089	1,744,239
Long term loans	80,750	180,750	100,000
Convertible senior notes	—	350,000	400,000
Total SouFun shareholder’s equity	186,879	443,467	632,609

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This Form 20-F contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of April 24, 2015, the noon buying rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24)	6.1930	6.2000	6.2152	6.1927

Source: Federal Reserve Board.

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services represent our largest source of revenues, accounting for 58.1%, 43.7% and 41.9% of our revenues in 2012, 2013 and 2014, respectively. In particular, our new home business accounted for 89.2%, 92.9% and 88.4% of our marketing service revenues in 2012, 2013 and 2014, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

•	the amount of user traffic on our websites and mobile apps, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

•	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media; and

•	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing advertisements with us, which would have a material adverse effect on our business, financial condition and results of operations.

Our future growth depends on our ability to continue to expand our e-commerce services business.

Revenues from e-commerce services constituted 23.8%, 29.5% and 34.8% of our total revenues for 2012, 2013 and 2014, respectively. We generate a significant majority of our e-commerce services revenues from paid SouFun membership services, which primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. In addition, we began to offer direct sales services for new homes in August 2014 and real estate online brokerage services in January 2015. The business of providing these e-commerce services is still relatively new and evolving, and their growth depends on our ability to manage these services effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers that provide discounts to our registered members and direct sales properties on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers, the quality of their properties or how they treat our registered members and customers in their transactions with them. Customer complaints or negative publicity about our e-commerce services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price and direct sales services are offered, grow our member base and increase transaction volume, our business and revenue growth prospects could be materially and adversely impacted.

If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2012, 2013 and 2014, listing service revenues represented approximately 16.9%, 25.3% and 20.7% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. For example, amid a slowdown of the housing market in China in 2014, a number of real estate agencies stopped purchasing our listing services for certain regional markets. To increase the competitiveness of our listing services and retain customers, we began to offer a 40% discount on our services in June 2014. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers from whom we derive the largest proportion of our revenues, and other real estate market participants, may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 76.5%, 70.6% and 72.7% of our total revenues in 2012, 2013 and 2014, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Counsel announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. While the PRC government issued a new policy in March 2015 to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owing the property for two years, it is unclear when and if the PRC real estate market will stabilize and rebound.

In addition to government policies aimed specifically at controlling growth in real estate markets in China, our business, financial condition and results of operations may also be negatively affected by other macroeconomic and regulatory measures. Any future policies in the following areas could cause a decline in home sales and prices, which in turn could affect the demand for our services and negatively impact our business, financial condition and results of operation:

•	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;

•	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

•	policies regarding land supply;

•	significant increases in transaction costs as a result of changes in PRC government policies regarding transaction taxes, such as the sales tax on residential property sales by individuals within two years of purchase;

•	adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;

•	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or franchise business or related fees and commissions; or

•	other PRC government policies or regulations that burden real estate transactions or ownership.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2012, 2013 and 2014, we generated revenues of US$256.3 million, US$367.5 million and US$364.9 million from these six urban centers, respectively, representing 59.6%, 57.7% and 51.9%, respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate Internet service market in China is becoming increasingly competitive. For example, recently 58.com, an online marketplace, acquired Anjuke, an online real estate sales and renting service provider in China, which will likely increase competition in our market. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

In addition, we have faced and may continue to face strong competition from regionally focused websites and mobile apps providing regional real estate listings together with localized services. Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain and enhance brand awareness for our websites and mobile apps could lead to loss of existing customers and qualified personnel.

We believe maintaining and enhancing our brand name as a leading real estate Internet company in China is a critical part of our strategy. In July 2014, we changed the address of our principal website from www.soufun.com to www.fang.com. “Fang” means “home” in Chinese. In conjunction with our change of web address, we also launched our new “Fang Tian Xia” brand (“房天下” in Chinese, which can be approximately translated as “world of homes” in English). We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. In addition to promoting our websites and brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate research reports, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in market recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.

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

If any Internet content we offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse affect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites and mobile apps in China.

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

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the SAIC, the General Administration of Press, Publication, Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

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

Some of our consolidated controlled entities, however, may be required to obtain additional licenses. For example, since our websites and mobile apps include online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites and mobile apps or data in microblogs or online discussion forums, on our websites and mobile apps for discussion with other users, the release of such information on our websites and mobile apps may be deemed as providing Internet publication services and therefore require Internet publication licenses. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites and mobile apps may be deemed as Internet news information services and therefore require Internet news information licenses. We, like many other similarly situated business operators, have been operating our businesses without such licenses. Certain of our relevant consolidated controlled entities have applied to the relevant government authorities for Internet publication licenses again in accordance with applicable PRC laws, rules and regulations, and pursuant to the request by the relevant governmental authorities, we are now preparing the relevant supplementary materials for such application. In addition, we are still in discussion with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses.

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

Unexpected network interruptions or security breaches, including “hacking” or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our websites and mobile apps and damage our reputation and brands.

Our business depends heavily on the performance and reliability of China’s Internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

•	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites and mobile apps;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites and mobile apps through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and Shanghai and all information on our websites and mobile apps is backed up weekly. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our websites and mobile apps to mirror our online resources, either of which could increase our expenses and reduce our net income.

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

We also rely on China Telecommunications Corporation (“China Telecom”), and China United Network Communications Group Co., Ltd. (“China Unicom”) to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

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

As an Internet portal company, we participate in an industry characterized by rapidly changing technology and new products and services. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites and mobile apps. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users, which could affect our marketability as a popular advertising and listing media. If we are not successful in incorporating new Internet technologies, our future profitability and revenue growth could be materially and adversely affected.

Our revenues and profitability could suffer if we are unable to successfully implement our growth strategies or manage our growth effectively.

We intend to grow our business by rolling out our full suite of services, including marketing, listing and e-commerce services to more cities across China. We also plan to expand into new sectors. For example, we recently launched our financing business with a focus on real estate purchases. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with. Moreover, due to the breadth and diversity of the PRC real estate market and the PRC microfinance market as well as other industries and sectors we plan to expand into, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

We rely on the creditworthiness of our borrowers, which may limit our ability to recover from a defaulting borrower.

We recently launched our financing services focusing on the provision of loans to home buyers, real estate developers and other borrowers. A significant portion of our loan portfolio consists of unsecured loans. As of December 31, 2014, loans receivable of US$52.3 million of our total loans receivable of US$81.7 million were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, our evaluation may not be reliable and our ability to recover payments from defaulting borrowers of unsecured loans is more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

Our borrowers’ ability to repay our loans is affected by a number of factors including economic development in the regions where these borrowers reside or operate, market conditions in the industries where these borrowers conduct business, development of these borrowers’ businesses, and in particular conditions of the real estate market in China. If our borrowers default, we may apply to enforce our claims against the defaulting borrowers and their assets, including the collateral pledged to us, through court proceedings. However, the procedures for enforcing the assets and liquidating or otherwise realizing the value of the assets may be protracted or ultimately unsuccessful, and the enforcement process may be difficult for various reasons. As a result, if our borrowers default for any reason, our business, results of operations and financial condition may be materially and adversely affected.

As our financing business focuses on individuals for real estate purchases, we are exposed to greater credit risk than lenders that have a more diversified loan portfolio.

There are inherent risks associated with our financing business, including credit risk, which refers to the risk that a borrower may default on the repayment of our loan. Our newly launched financing business focuses on the provision of financial solutions to individuals for real estate purchases. These borrowers generally have limited financial resources to weather any adverse change in their financial condition, and therefore may expose us to greater credit risk compared to lenders focusing on larger businesses with greater financial resources. Conditions such as inflation, economic downturn, local policy changes, and other factors beyond our control may increase our credit risk more than such events would affect lenders with a more diversified loan portfolio.

In addition, since we provide financial solutions primarily to support real estate purchases, our financing business is indirectly affected by the overall conditions of the real estate market in China. In recent years, the PRC government has adopted policies aimed specifically at controlling growth in the real estate market, and as a result the PRC real estate market experienced a slowdown and real estate development declined in 2014. These economic trends may negatively affect the demand for our financial solutions, the value of the borrowers’ real estate assets, including collateral used to secure our loans, and the borrowers’ ability to repay our loans, thereby exposing us to greater credit risk than lenders that have a more diversified loan portfolio.

Changes in the interest rates and spread could negatively affect the revenue generated from our financing business.

Our financing business generates revenue primarily from interest income. The interest rates we charge the borrowers are linked to the PBOC benchmark rate, which may fluctuate significantly due to changes in the PRC government’s monetary policies. If we are required to lower the interest rates we charge our borrowers to reflect the decrease in the PBOC benchmark interest, the interest earned from our loans will decline. Furthermore, we may face fierce price competition, and as a result we may also lower our interest rates. Either case could negatively affect the revenue generated from our financing business.

We face intense competition in the real estate brokerage business in China.

Competition in the real estate service industry in China is intense, especially in major urban centers. Our newly launched real estate online brokerage services compete with nationwide real estate brokerage firms and regional competitors in each of the regions where we operate. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, sales network, local expertise and brokerage commission rates. Many of these companies have longer operating history, stronger brand recognition, more extensive sales networks and broader service offerings. Some of them may also have greater financial resources than we do. Competition could force us to reduce commission rates and increase expenses for recruiting and retaining sales professionals.

In addition, some of the real estate brokerage companies that we compete with are also customers of our listing and other services. As we expand our real estate online brokerage business, these customers may cease doing business with us and change to other marketing platforms, which would materially and adversely affect our business, our financial condition and results of operations.

The members of our senior management team, in particular, Mr. Vincent Tianquan Mo (“Mr. Mo”), our founding shareholder, director, executive chairman and chief executive officer, have played an important role in the growth and development of our business, and if we are unable to continue to retain their services, our business, financial condition and results of operations could be materially and adversely affected.

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

We cannot be certain that our services and information provided on our websites and mobile apps do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually. We have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflicts with existing registrations or applications for similar trademarks by another PRC company in such industry categories. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider the other PRC company’s trademark application for “SOFANG” that it had previously rejected. We are currently evaluating our legal options, including appealing to the Supreme People’s Court of the PRC against the judgment of the Higher People’s Court of Beijing Municipality, which could take months or even longer to resolve. We do not currently expect our business would be materially and adversely affected even if we eventually do lose the right to use the trademark in these limited industry categories. However, due to the limited time we have had, our assessment of the impact of this judgment and the potential loss of our right to use the trademark is subject to change and the actual impact may be more significant than we currently expect.

Moreover, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our websites and mobile apps, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merits, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, as we have expanded, and may continue to expand, our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.

We are exposed to potential liability for information on our websites and mobile apps and for products and services sold through our websites and mobile apps and we may incur significant costs and damage to our reputation as a result of defending against such potential liability.

We provide third-party content on our websites and mobile apps such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites and mobile apps contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated controlled entities, as Internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites and mobile apps for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites and mobile apps could be used as a platform for fraudulent transactions and third party products and services sold through our websites and mobile apps may be defective. The measures we take to guard against liability for third-party content, information, products and services may not be adequate to exonerate us from relevant civil and other liabilities.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Control and Procedures” of this Form 20-F. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial reporting and has concluded that our internal control over financial reporting was effective as of December 31, 2014. A number of our internal control measures were implemented or strengthened recently to improve and address deficiencies in our controls. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

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

As of December 31, 2014, we had leased properties in approximately 100 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations.

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

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China primarily through our PRC subsidiaries, in which wholly foreign owned enterprises (“WFOEs”) we indirectly own 100% of the equity interests, and our consolidated controlled entities. Four of our WFOEs, 12 of our consolidated controlled entities and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this Form 20-F. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.

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

Furthermore, in January 2015, MOFCOM published a draft bill of the Foreign Investment Law for public comment, suggesting a possible overhaul of the existing foreign investment laws in China. Among other proposed changes, the draft bill seeks to introduce new measures to regulate structure contracts. It is not clear, however, when the new law will become effective, what approach it will adopt and how it will impact the structure contracts through which we hold the ICP licenses and operate the advertising businesses that are critical to our operation.

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

We cannot assure you that the relevant PRC regulatory authorities will not require that we amend our Structure Contracts to comply with the MIIT Notice or that we can restructure our ownership structure without material disruption to our business. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could materially disrupt our ability to conduct our business and have a material adverse affect on our financial condition and results of operations.

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

Substantial uncertainties exist with respect to the adoption of new or revised of PRC laws relating to our corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published a draft bill of the Foreign Investment Law, or the Draft FIL, together with an accompanying explanatory note, for public comments until February 17, 2015, suggesting a possible overhaul of the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other changes, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. The Draft FIL specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as PRC investors, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority. Our controlling shareholders, Media Partner and Next Decade, are owned by two irrevocable discretionary family trusts established by Mr. Mo, a PRC citizen; however, until the new PRC laws are finalized, we do not know if our Company would be considered as ultimately controlled by PRC investor(s) or if the provisions for control by PRC investors will be adopted. The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with structure contracts, whether or not these companies are controlled by PRC investors. If the enacted version of the Foreign Investment Law mandates further actions, such as the MOFCOM market entry clearance or certain restructuring of corporate structure and operations, to be completed by companies with existing structure contracts like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The Draft FIL has no legal effect and it is unclear whether and how the legislative progress will proceed. However, if enacted as proposed, it may materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft FIL includes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation reports and investment amendment reports that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Richard Jiangong Dai (“Mr. Dai”), our former chief executive officer and a director of our Company. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, or if they were otherwise to act bad faith towards us, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages.

Furthermore, pursuant to the equity interest pledge agreements between certain of our PRC subsidiaries and the individual shareholders of our consolidated controlled entities, each individual shareholder of our consolidated controlled entity agrees to pledge his equity interests in the consolidated controlled entities to our subsidiaries to secure the relevant consolidated controlled entities’ performance of their obligations under the exclusive technical consultancy and service agreements of the Structured Contracts. The equity interest pledges of shareholders of consolidated controlled entities under these equity pledge agreements have been registered with the relevant local branch of SAIC. The equity interest pledge agreements with the consolidated controlled entities’ individual shareholders provide that the pledged equity interest shall constitute security for consulting and service fees under the exclusive technical consultancy and service agreements. The scope of pledge is not limited by the amount of the registered capital of that consolidated controlled entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors. Such a decision could materially and adversely affect our liquidity and our ability to fund and expand our business.

In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2015, Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”), whose shares are held in irrevocable discretionary trusts established by Mr. Mo, together held approximately 30.8% of our outstanding share capital and approximately 75.4% of our voting power under our dual-class ordinary share structure, and were our largest shareholders. Media Partner and Next Decade together, as our largest shareholders, could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. Growth rates in China were lower in 2014 and may be lower in 2015 than in past years. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to us.

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008. In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Currently, five of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this Form 20-F.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. In April 2009, the SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our Company. See “Item 10.D. Additional Information—Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this Form 20-F. Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, Jingtian & Gongcheng, our PRC legal counsel, is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income, which would have an impact on our effective tax rate and an adverse effect on our net income and results of operations. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on an equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions.

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

We have obtained approval for a reduced withholding rate of 5.0% on the payment of dividends by two of our WFOEs through 2015. In the event that we were unable to renew this approval, the cost of moving our profits from our PRC entities outside of the PRC would increase substantially.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which will become effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within the PRC. However, such converted RMB capital still cannot be used to repay RMB loans between enterprises under the SAFE Circular 19. As SAFE Circular 19 was recently promulgated, it remains unclear how it will be interpreted and implemented.

In light of the various requirements imposed by PRC regulations on loans to PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly owned subsidiaries or consolidated controlled entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

SouFun Media, SouFun Network, Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities may be subject to fines and legal or administrative sanctions in connection with dividend distributions we made between December 2007 and June 2009.

On December 12, 2007, our then board of directors adopted resolutions to declare dividends in the aggregate of RMB350.0 million to our shareholders. Our then existing shareholders subsequently agreed to reduce the amount of the dividends to RMB300.0 million. On February 20, 2009, our then board of directors adopted resolutions to declare additional dividends in the aggregate of RMB300.0 million to our shareholders. Following these resolutions, between December 2007 and June 2009, we directed our wholly owned subsidiaries, SouFun Media and SouFun Network, and the entities controlled by SouFun Media and SouFun Network, including our indirect subsidiary Beijing Zhong Zhi Shi Zheng and consolidated controlled entities such as Beijing Internet, Beijing Technology, Beijing China Index, Beijing Advertising and Beijing JTX Technology, to pay an aggregate of RMB300.2 million in dividends payable by us to accounts in China designated by our then existing shareholders for the receipt of such dividend payments. These dividend payments are recorded on SouFun Media’s and SouFun Network’s accounts as other receivables due from us and are deemed as non-interest bearing loans from SouFun Media or SouFun Network to us, which are treated in China as loans to an overseas borrower. We repaid RMB40.0 million to SouFun Media in 2011 and the balance of these other receivables due from us was RMB260.2 million as of December 31, 2014. The dividend payments paid through Beijing Zhong Zhi Shi Zheng or the relevant consolidated controlled entities were recorded on SouFun Media’s and SouFun Network’s accounts as other payables to Beijing Zhong Zhi Shi Zheng and such consolidated controlled entities, which are treated in China as loans from domestic lenders.

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a “PRC-qualified financial institution” as defined under the General Lending Code. As none of the payors is or was at the relevant time a “PRC-qualified financial institution” as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. If the PBOC instructs these entities to terminate such overseas loans and domestic loans, we have to fully repay the overseas loans from SouFun Media and SouFun Network, and SouFun Media and SouFun Network have to fully repay the domestic loans to Beijing Zhong Zhi Shi Zheng and the relevant consolidated controlled entities.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 35 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

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

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (“Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, (i) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an overseas special purpose vehicle (“an Overseas SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the PRC-resident shareholder of the Overseas SPV, name of the Overseas SPV, term of operation, or any increase or reduction of the registered capital of the Overseas SPV, share transfer or swap, and merger or division. Pursuant to Circular 37, failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas parent. Circular 37 replaced a former SAFE circular commonly referred to as Circular 75 which became effective on November 1, 2005 and the relevant implementation notice.

As Circular 37 was recently promulgated, it remains unclear how it will be interpreted and implemented, and how or whether SAFE will apply it to us. For example, the shares of Media Partner and Next Decade, two of our shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. However, since Mr. Mo, a PRC resident, was our indirect shareholder before the establishment of the family trusts, we have not been able to obtain confirmation from SAFE as to whether Circular 37 applies to us or Mr. Mo. We cannot predict how Circular 37 will affect our business operations or future strategies. If SAFE determines that Circular 37 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 37 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 37. If Circular 37 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Circular 37 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

Regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, which issues the audit reports included in certain of our reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

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

Our independent registered accounting firm may be temporarily suspended from practicing before the SEC if it is unable to continue to satisfy SEC investigation requests in the future or involved in future dispute between the SEC and China-based accounting firms, which could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related certain PRC-based companies that were publicly traded in the United States and which were the subject of certain ongoing SEC investigations. On January 22, 2014, an administrative law judge issued a decision, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months, including our independent registered public accounting firm. The administrative law judge’s decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, the accounting firms filed an appeal with the SEC regarding the administrative law judge’s decision. On February 6, 2015, the accounting firms agreed to pay $500,000 each to settle this dispute with the SEC, which allows them to avoid a temporary suspension of their right to audit U.S.-traded firms. As part of the settlement, the SEC censures the accounting firms, which eventually began providing the documents, and requires them to perform specific steps to satisfy SEC requests for similar materials over the next four years. We were not and are not the subject of any SEC investigations regarding the independent accounting firms nor are we involved in the proceedings brought by the SEC against the accounting firms. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Jingtian & Gongcheng, our PRC legal counsel, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

Risks related to our notes, ADSs and ordinary shares

The market price movement of our ADSs and notes may be volatile.

The market prices of our ADSs and/or notes may be volatile and subject to wide fluctuations. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	Market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online real estate and home-related services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	fluctuations in short or long-term interest rates; and/or

•	sales or perceived sales of additional ordinary shares, ADSs or notes, including under the registration statement we have on file with the SEC to enable certain of our affiliates to sell their shares.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue and the expansion of our financing services. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. As of March 31, 2015, we had 82,813,734 ordinary shares outstanding, 8,891,772 ordinary shares reserved for issuance under our outstanding share-based awards and 672,904 ordinary shares reserved for issuance under our employee benefit plans for future share-based awards. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or the trading price of the notes.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2014 and we do not believe that we are likely to become one in our current taxable year or any future tax years. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. federal income taxation” of this Form 20-F.

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

On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which are traded under the symbol of “SFUN.” Concurrently with our initial public offering, our majority shareholder, Telstra International Holdings Ltd. (“Telstra International”), an indirect, wholly owned subsidiary of Telstra Corporation Limited, a Fortune Global 500 company, sold to General Atlantic Mauritius Limited (“General Atlantic”), Apax, Next Decade and Digital Link Investments Limited (“Digital Link”), all of its remaining shares in our Company in a private sale at the initial public offering price.

On February 18, 2011, we changed our ADS share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share.

On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary shares.

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this Form 20-F. You can obtain the reports we file with the SEC. See “Where you can find more information.”

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2014, according to reports issued by Data Center of China Internet (“DCCI”), an independent market research institution commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors according to research from DCCI. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, real estate online brokerage services and financing services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our largest source of revenues in 2014.

•	E-commerce services: Our e-commerce services primarily include SouFun membership services, online marketplace services, direct sales services for new homes beginning in August 2014, and real estate online brokerage services beginning in January 2015. We provide both free and paid SouFun membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. As part of our effort to develop our transaction platform, we have recently begun to offer direct sales services for new homes and real estate online brokerage services. In addition, we offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our www.jiatx.com website. E-commerce services were our second largest source of revenues in 2014.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In 2009 and 2010, we also sold other value-added products which consisted of prepaid cards issued by home furnishing and improvement vendors. We ceased the sale of prepaid cards in 2011. In December 2013, we launched our financial services platform “SouFun Financial Services Channel” to bring financial products and services to our home buying members, SouFun certified agents in major cities in China, and developers and home improvement products and services providers. In August 2014, we introduced our financing services and began to offer loan services to home buyers, real estate developers and other borrowers.

We have built a large and active community of users, who are attracted by the comprehensive real estate and home related content available on our portal that forms the foundation of our service offerings. We currently maintain approximately 100 offices across China to focus on local market needs. Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement and other home-related products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement and other home-related markets. We are further developing our business model to establish transaction and financing platforms. With our leading Internet portal, we believe that we are well positioned to develop integrated media, transaction and financing platforms, increase synergy and capture additional growth opportunities in the real estate market in China.

In 2012, 2013 and 2014, we had revenues of US$430.3 million, US$637.4 million and US$702.9 million, respectively, representing a compound annual growth rate (“CAGR”) of 27.8%. During the same periods, our net income attributable to our shareholders was US$151.8 million, US$298.6 million and US$253.2 million, respectively.

Our Services

We provide (i) marketing services, (ii) e-commerce services, (iii) listing services, and (iv) other value-added services, to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is our most important business. Revenues from marketing services were US$249.9 million, US$278.3 million and US$294.5 million in 2012, 2013 and 2014, respectively, representing 58.1%, 43.7% and 41.9% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services;

•	home design, decoration and re-modeling companies; and

•	banks offering residential mortgage loan products.

We also combine traditional online advertising tools with our other services to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. We believe that we have the opportunity to provide additional features to generate additional revenues without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home-related sectors are increasingly looking to the Internet and mobile apps as an additional vehicle through which to attract customers.

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

E-commerce Services

Our e-commerce services, first launched in 2011, include SouFun membership services, online marketplace services, direct sales services for new homes and real estate online brokerage services. Our revenues generated from e-commerce services were US$102.2 million, US$188.1 million and US$244.3 million in 2012, 2013 and 2014, respectively, representing 23.7%, 29.5% and 34.8% of our revenues, respectively.

SouFun Membership Services. We provide both free and paid membership services to the registered members of our SouFun cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2014, we offered paid SouFun membership services covering approximately 2,510 property developments in 75 cities in China. Our revenues from SouFun membership services totaled US$102.0 million, US$188.1 million and US$230.0 million in 2012, 2013 and 2014, respectively, or 23.7%, 29.5% and 32.7% of our total revenues for the same periods.

Direct Sales Services. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our SouFun membership services, potential buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. After they register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using our direct sales services, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction.

Real Estate Online Brokerage Services. We launched our real estate online brokerage services in January 2015, which are currently offered in five major urban centers in China, including Beijing, Shanghai, Guangzhou, Chengdu and Wuhan. We plan to gradually expand our services into additional markets. We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we do not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. We believe this represents a significant cost advantage and allows us to offer competitive commission rates to our customers.

Online Marketplace Services. We provide online marketplace and related e-commerce services for the home furnishing and improvement sector through www.jiatx.com to third-party merchants of home furnishing and improvement products and services. Products sold on www.jiatx.com primarily include basic raw materials, furniture, home decoration items, hardware, bathroom accessories and kitchen utensils. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed through our marketplace and online payment platforms.

Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile apps. Our revenues from listing services were US$72.9 million, US$161.5 million and US$145.7 million in 2012, 2013 and 2014, respectively, representing 16.9%, 25.3% and 20.7% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 76.3%, 90.2% and 85.7% of our listing service revenues in 2012, 2013 and 2014, respectively. Real estate agents, brokers, managers, developers, owners and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites and mobile apps have access to listing information free of charge.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. As of December 31, 2014, we had 151, 337 paying subscribers to our basic listing services, compared to 190,168 paying subscribers as of December 31, 2013.

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

Our basic listing services help us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The large amount of our basic listings attracts significant user traffic on our websites and mobile apps, which we believe can be leveraged to yield more marketing and special listing customers and higher marketing and special listing fees from our institutional customers.

We update the listing data on our websites and mobile apps on a daily basis through our proprietary content management process and software. This proprietary content management process is monitored by our listing monitoring team and allows our customers to submit listing information in a specific format. Our listing monitoring team periodically checks all listing information uploaded to our websites and mobile apps to identify common anomalies in posted information in order to limit unreliable data. Once we discover false information in a listing, we liaise with the real estate agent or broker to rectify the listing immediately. If such listing information is not revised on a timely basis, we will move it into a database that cannot be accessed by our users.

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$17.2 million, US$15.8 million and US$20.8 million in 2012, 2013 and 2014, respectively, representing 23.7%, 9.8% and 14.3%of our listing service revenues in those years, respectively.

Through collaboration among our research, product development and sales personnel, we identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing combined with an offline event. Once we determine a theme for a special listing program and identify suitable property developments for the program, our marketing and sales staff directly contact the targeted developers to solicit their participation in the special listing program. Each participating developer pays a specified fee to list its development in our special listing section for the duration of the program, which generally ranges from three months to one year. Some examples of our special listings include events and promotions for the top 100 PRC property developers and the China Villa Festival. For details, see “—Brand Awareness and Marketing—Event Sponsorships” below.

Other Value-added Services

In addition to marketing, e-commerce and listing services, we also provide other value-added services. Revenues from other value-added services were US$5.4 million, US$9.4 million and US$18.4 million in 2012, 2013 and 2014, respectively, representing 1.2%, 1.5% and 2.6% of our revenues, respectively.

Online Content Subscription and Research Services. We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our websites and mobile apps, such as real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to China Index Academy and us. We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.

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

Financing Services. We introduced our financing services and launched our financing platform www.txdai.com in August 2014. We provide secured loans in the form of entrusted loans and mortgage loans and unsecured loans primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Our loans to home buyers and other borrowers are primarily originated through our online financial service channel on our website. We also promote our financing services to our customers to provide the increased convenience of one-stop real estate brokerage services. Most of our loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. We generally charge borrowers both interest and service fees. With respect to mortgage loans, after disbursement to the borrowers with our own funds, we will seek to sell them to investors on our website. The purchasers generally will receive interest at the same interest rates charged by us but do not receive any service fees from us or the borrowers. As we remain the holder of the security interest in the collateral, we provide a guarantee to the loan purchasers in case of default by the borrowers. We assess each individual loan receivable for impairment on a quarterly basis. As part of our impairment assessment, we consider the timeliness of collection to date, changes in the value of collateral provided by the borrowers and expected default rates. Our loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, we generally provide loans to real estate developers using an “entrusted loan” structure. Under our entrusted loan arrangements with commercial banks, we provide loans to borrowers with funds released by the commercial banks from our trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. We, as opposed to the commercial banks, bear the credit risk of our entrusted loans. See “—Regulation—Regulation on Entrusted Loans.” We obtained approvals to engage in the microfinancing business from government authorities of three cities, including Beihai, Shanghai and Chongqing, and are currently applying for approval from government authorities in Tianjin. In addition, we have entered into agreements to acquire a 60% equity interest in a microfinancing company in Beijing. Our subsidiaries with microfinancing approvals may provide loans directly to corporate borrowers. There are no similar restrictions on loans to individual borrowers.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to DCCI, www.fang.com received a monthly average of approximately 53.2 million unique visitors in the fourth quarter of 2014. In addition, we had approximately 40.6 million registered members of our www.fang.com website and had about 32.8 million registered members of our free and paid SouFun membership services as of December 31, 2014.

As of December 31, 2014, our www.fang.com website contained contents covering more than 350 cities across China, as well as Hong Kong, Taiwan, Singapore and Vancouver, Canada. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform, and our www.txdai.com website, our financing platform.

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

Our www.fang.com website covers a wide spectrum of PRC real estate and home furnishing and improvement and other home-related information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum of reliable information regarding China’s real estate and home-related markets that is helpful to market participants in the transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement and other home-related transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.fang.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

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

Information on Home Related Products and Services

Our www.fang.com website contains information regarding design firms, contractors, do-it-yourself projects, building materials and a wide range of products and services relevant to home decoration and re-modeling, furniture and other home furnishing and services. We provide an efficient platform for companies in the home-related sector, which primarily include suppliers of furnishing and improvement products and services and are usually small in size, to promote their brands and establish their presence on the Internet. We also provide search tools enabling visitors to search for specific businesses by area of expertise, product or service category. For example, a visitor interested in searching for suppliers and installers of window products in Beijing can use our pull-down search tools to focus their search for businesses providing such products and services.

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

In early 2011, we launched our e-commerce services for the home furnishing and improvement sector through www.jiatx.com. We offer an online marketplace and related e-commerce services to suppliers of home furnishing and improvement products and services. Products sold on www.jiatx.com include basic suppliers of home raw materials, furniture, home decoration items, hardware, bathroom accessories and kitchen utensils.

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

Online Residential Communities

We offer online residential community services through our website, www.fang.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement and other home-related transactions online. We believe our electronic bulletin board forums, SouFun blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among our users by creating virtual communities sharing a common interest in PRC real estate and home-related topics. In addition to using such forums to increase website traffic, we are also exploring ways to generate new revenue streams from our online forums and community-oriented services.

Our Mobile Apps

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of March 31, 2015, we had 15 and 15 iOS and Android based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China. At the end of 2014, approximately 53.7% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile apps).

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 350 cities across China and have on-the-ground personnel located in approximately 100 offices across China. In addition, we began to offer e-commerce services in 2011, and our SouFun membership services had already extended to 75 cities as of December 31, 2014. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality marketing, e-commerce and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our marketing, e-commerce and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sales support and services.

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

Brand Awareness and Marketing

We believe our comprehensive content has made www.fang.com a leading destination website for real estate participants in China. In addition, we seek to promote our websites and mobile apps and the related “Fang Tian Xia” and other brands through our directed selling efforts and other means, including our support for research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. As a result, we believe we have become commonly associated with China’s growing real estate and home-related sectors.

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

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. We organized and hosted, both online and offline, 11 consecutive China Villa Festivals from 2004 to 2014, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. In March 2014, we also hosted our tenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past ten years that we held the event.

Portal Collaboration Arrangements

We work with well-known Internet portals to attract additional users to our websites and mobile apps. Our portal collaboration arrangements typically have terms ranging from one to three years, with fees paid to our portal collaboration partners in installments every three months.

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

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2014, our sales and marketing team consisted of approximately 4, 468 persons located in approximately 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

Information Technology Systems and Infrastructure

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 11 years.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and marketing, e-commerce and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement and other home-related products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as CR-Nielsen and DCCI. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites and mobile apps that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

Other existing and potential competitors include:

•	real estate and home furnishing and improvement websites and mobile apps offering listing and marketing services in China including real estate websites and mobile apps sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites and mobile apps focused on real estate research services in China; and;

•	online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Leju Holdings Limited, Tencent’s fangqq.com, 58.com and its recently acquired Anjuke.com, Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized marketing, e-commerce, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 350 urban real estate markets in China as of December 31, 2014, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

In addition to Internet based competitors, as we develop our transaction and financing businesses, we believe we will be increasingly competing with conventional real estate brokerage companies and financing companies that focus on providing financing to home buyers. As we are new to the real estate brokerage and financing businesses, many of our competitors have longer operating history, more established and extensive sales network and larger geographic coverage than us. Some of these market participants are also customers of our marketing and listing services. Our competition with them has affected and may continue to affect adversely our business relationships with them.

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

Our application for the “SouFun” trademark for certain industry categories in China conflicts with existing registrations of or applications for similar trademarks. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of State Administration of Industry and Commerce to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. We are currently evaluating our legal options, including appealing to the Supreme People’s Court of the PRC against the judgment of the Higher People’s Court of Beijing Municipality, which could take months or even longer to resolve. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

As of December 31, 2014, we held 165 registered copyrights and owned or licensed 143 registered trademarks in the PRC. As of the same date, we had 105 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2014, we owned or licensed 470 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com,www.landlist.cn and www.txdai.com.

As of December 31, 2014, we had six patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the People’s Republic of China.

Facilities

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 14,640 sq.m. of office space. As of December 31, 2014, we leased or owned properties with an aggregate gross floor area of approximately 121,081 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. We have primarily used this building as our global training center.

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

In December 2013, we entered into an agreement with a real estate developer to purchase 22,402 sq.m. of office space in an office building being developed by the developer in Chengdu, Sichuan province in the PRC for RMB232.5 million (US$38.1 million). In June 2014, we entered into an agreement to purchase an additional 24,226 sq.m. of office space and 373 parking spaces in the same building from the developer for a consideration of RMB345.0 million (US$56.4 million). As of December 31, 2014, the deposit for the office building amounted to US$85.7 million. Construction of the building has been completed and we are currently conducting quality testing and inspections for acceptance. We plan to use the space primarily as our regional office.

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

Regulation

Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of certain significant PRC regulations that affect our business and the industries within which we operate. See “Item 3.D. Key Information—Risk Factors” which discusses risks related to regulation of our business and industry.

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

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of Jingtian & Gongcheng, our PRC legal counsel. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” and “—Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our corporate structure, corporate governance and business operations.”

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

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, which required that an Internet content service provider providing online bulletin board service register with, and obtain approval from, local telecommunications authorities. The Administrative Regulations on Internet Electronic Bulletin Board Services was abolished by MIIT on September 23, 2014, and the management of Internet electronic bulletin board services is currently governed by the Telecommunications Regulations, the Internet Information Services Administrative Measures and the Administrative Measures for Telecommunications Business Operating Licenses, which provide that an Internet content provider that intends to provide online bulletin board services shall fulfill the approval formalities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn and Beijing Technology on www.fang.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.fang.com, respectively. Beijing JTX Technology and Beijing Advertising also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

Regulations on the Real Estate Service Industry

The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the PRC Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011.

Real Estate Service Companies

In accordance with the Law on the Administration of the Urban Real Estate and the Real Estate Brokerage Administration Measures, real estate services refer to services of real estate consultation, appraisal and brokerage. A real estate service company is required to meet certain financial and personnel requirements and register with the SAIC or its local counterpart. To be qualified to engage in real estate services, a company is required to file with the relevant local branch of SAIC. Pursuant to the Real Estate Brokerage Administration Measures, a real estate brokerage company must have a certain number of real estate brokers and real estate broker assistants, and shall file with the local real estate regulatory authority within thirty days following the issuance of its business license. Local authorities have specific requirements on employing such brokers and the registration formalities.

On May 11, 2011, the MOHURD and the NDRC jointly issued the Notice of Strengthening the Real Estate Brokerage Administration and Further Standardizing the Order of Real Estate Transactions. On June 13, 2013, the MOHURD and the SAIC jointly issued the Notice of Focusing on Special Administration on Market of Real Estate Agencies. According to these rules, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement if the real estate brokerage company is responsible to collect and pay the transaction amount on behalf of the transaction parties.

Real Estate Service Brokers

In accordance with the Real Estate Brokerage Administration Measures, the PRC government implemented the occupational qualification system for real estate broker personnel.

Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the PRC Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and relevant circulars, to practice as a qualified real estate broker, an individual was required to pass an exam and obtain a qualification certificate for real estate brokers, However, the State Council issued the Decision of the State Council on Cancelling and Adjusting a Batch of Administrative Examination and Approval Items on July 22, 2014, which eliminated the qualification certificate requirement for real estate brokers.

In accordance with the Brokers Administration Measures issued by the SAIC in August 2004, the local offices of the SAIC are the administrative bodies responsible for brokers, including their registration and supervision. Within twenty days after a brokerage company employs or dismisses an individual broker, it must file the individual broker’s information and the related employment contracts with the local offices of SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against a client’s interests. In cases of non-compliance, the local offices of the SAIC can issue warnings or impose fines up to RMB30,000.

Real Estate Service Charges

According to the Circular on Real Estate Service Charges promulgated by the NDRC and the MOHURD on July 17, 1995, and the Notice on Release of Management of Real Estate Consultant and Brokerage Charges jointly issued by the NDRC and the MOHURD which became effective on July 1, 2014, a real estate service company must display its service charges, or commissions. The commissions for the real estate brokerage services are subject to the regulation of the local branch of the MOHURD and the competent pricing department of people’s government at the provincial level, the local authorities may decide to apply “government-guided” prices or  "market-adjusted” prices according to the local situation. The commissions for the real estate consulting services shall be based on “market-adjusted” prices, and the real estate consulting service providers may negotiate and determine their commission rates with clients.

Regulation on Microfinance Companies

According to the Guiding Opinions on the Pilot Operation of Microfinance Companies (the “Guiding Opinions”) jointly issued by the China Banking Regulatory Commission and the PBOC on May 4, 2008, microfinance companies are limited liability companies or joint stock companies established with the capital contribution from natural persons, legal persons and other organizations, which do not accept public deposits and engage in the microfinance business. To set up a microfinance company, an applicant shall submit a formal application to the competent administrative departments at the provincial level. Upon approval, the applicant shall apply to the local branch of the SAIC to obtain a business license for the microfinance company. In addition, the applicant shall complete certain filings with the local police department, the local office of the China Banking Regulatory Commission and the local branch of the PBOC. According to the Guiding Opinions, the aggregate balance of the loans granted to any single borrower may not exceed 5% of the net capital of the microfinance company. The PBOC is responsible for monitoring the interest rates and fund flows of microfinance companies and record the relevant information into the PBOC’s credit information system. Microfinance companies are required to provide information regarding their borrowers, loan amounts, guarantees for loans and loan repayment to the credit information system.

According to the Guiding Opinions, a provincial government may launch pilot programs for microfinance companies within prefectural regions of the province only after it designates a department (finance office or other relevant institutions) to be in charge of supervision and administration of microfinance companies and is willing to be responsible for risk management and disposals with respect to microfinance companies. Consequently, microfinance companies are primarily regulated locally by provincial governments under rules and regulations promulgated by the provincial governments.

Regulation on Entrusted Loans

The General Lending Code were promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Lending Code define a “loan provider” as a PRC owned financial institution established in the PRC that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Lending Code is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the “capital provider”) and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term “specified borrower” describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the “loan recipient”). While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Lending Code and the relevant judicial interpretation from the Supreme People’s Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Lending Code requires that loan providers must be authorized by and have been granted a financial institution license or a financial institution operation license from the PBOC; and must have registered with the SAIC. The General Lending Code further stipulates that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as a loan provider.

Regulations relating to Information Security and Confidentiality of User Identity and Information

Internet content in China is also regulated and restricted from a state security standpoint. Based on the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 require Internet content service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that both requirements are for the protection of information on the identity of Internet users.

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

Regulations relating to the Establishment of Offshore Special Vehicle by PRC Residents

Pursuant to the Circular 37 promulgated by SAFE, which became effective on July 4, 2014, a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local SAFE branch before it contributes assets or its equity interests into an overseas SPV established or controlled by the PRC resident for the purpose of investment and financing. When the overseas SPV that fulfilled the initial registration formalities undergoes certain major changes, including but not limited to, the change in the PRC-resident shareholder of the overseas SPV, name of the overseas SPV, term of operation, or any increase or reduction of the registered capital of the overseas SPV, share transfer or swap, and merger or division, the PRC resident shall timely register such change with the local SAFE branch.

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

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Form 20-F. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under “Item 3.D. Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2014, according to reports issued by Data Center of China Internet (“DCCI”), an independent market research institution commissioned by us. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, real estate brokerage and financing services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our largest source of revenues in 2014.

•	E-commerce services: Our e-commerce services primarily include SouFun membership services, online marketplace services, direct sales services for new homes beginning in August 2014, and real estate online brokerage services beginning in January 2015. We provide both free and paid SouFun membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. As part of our effort to develop our transaction platform, we have recently begun to offer direct sales services for new homes and real estate online brokerage services. In addition, we offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our www.jiatx.com website. E-commerce services were our second largest source of revenues in 2014.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In December 2013, we launched our financial services platform “SouFun Financial Services Channel” to bring financial products and services to our home buying members, SouFun certified agents in major cities in China, and developers and home improvement products and services providers. In August 2014, we introduced our financing services and began to offer loan services to home buyers, real estate developers and other borrowers.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to DCCI, in the fourth quarter of 2014, our website, www.fang.com, received a monthly average of approximately 53.2 million unique visitors and generated a monthly average of approximately 1.6 billion website visits. We currently maintain approximately 100 offices to focus on local market needs.

Our revenue and net income attributable to our shareholders in 2014 was US$702.9 million and US$253.2 million, respectively. Marketing, e-commerce, listing and other value-added services accounted for 41.9%, 34.8%, 20.7% and 2.6%, respectively, of our revenues in 2014.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2013	2014
Average monthly unique visitors (million)*	76.9	78.1
Average monthly mobile unique visitors (million)*	23.7	41.1
Transactions under SouFun membership services and direct sales services	137,731	217,457

*	Source: Google Analytics

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

	Year Ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Non-GAAP net income	174,203	318,298	284,823
Adjusted EBITDA	213,472	371,121	333,000

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

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2012	2013	2014
	(U.S. dollars in thousands)
GAAP net income	151,804	298,662	253,217
Share-based compensation	7,149	7,028	4,682
Other-than-temporary impairment on available-for-sale security	14	—	8,417
Realized (gain) loss on available-for-sale security	—	(821)	—
Gain on bargain purchase	—	(102)	—
One-off tax impact(1)	(1,631)	(15,101)	(4,657)
Withholding tax related to dividends(2)	16,867	28,632	23,164
Non-GAAP net income	174,203	318,298	284,823

(1)

One-off tax impact recognized in 2014 represents the adjustment on three of our PRC subsidiaries’ prior year tax positions upon obtaining the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, the three subsidiaries are entitled to two-year enterprise income tax exemption for 2013 and 2014 and a reduced enterprise income tax rate of 12.5% for 2015, 2016 and 2017.

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

(2)	Withholding tax related to dividends represents deferred tax liabilities recognized in relation to undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies during the period presented.

	Year Ended December 31,
Reconciliation of non-GAAP net income and adjusted EBITDA	2012		2013		2014
	(U.S. dollars in thousands)
Non-GAAP net income	US$	174,203	US$	318,298	US$	284,823
Add Back
Interest expenses		11,630		14,675		17,308
Income tax expense excluding one-off tax impact and withholding tax related to dividends		40,669		56,250		63,102
Depreciation expenses		6,376		9,701		11,624
Subtract
Interest income		(19,406)		(27,803)		(43,857)
Adjusted EBITDA		213,472		371,121		333,000

Recent Developments

Major New Services

Direct Sales Services

We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our SouFun membership services, potential buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. After they register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. We charge our developer clients a fee for each property they sell through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction.

Real Estate Online Brokerage Services

We launched our real estate online brokerage services in January 2015, which are currently offered in five major urban centers in China, including Beijing, Shanghai, Guangzhou, Chengdu and Wuhan. We plan to gradually expand our services into additional markets. We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions.

Financing Services

We introduced our financing services and launched our financing platform www.txdai.com in August 2014. We provide secured loans in the form of entrusted loans and mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. With respect to mortgage loans, after disbursement to the borrowers with our own funds, we will seek to sell them to investors on our website.

Convertible Senior Notes

In December 2013 and January 2014, we sold an aggregate principal amount of US$350 million and US$50 million, respectively, of convertible senior notes due 2018 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the Notes. The Notes are senior unsecured obligations and rank (1) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of our unsecured indebtedness that is not so subordinated, (3) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and will rank structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries and consolidated controlled entities.

Chengdu Property Acquisition

In December 2013, we entered into an agreement with a real estate developer to purchase 22,402 sq.m. of office space in an office building being developed by the developer in Chengdu, Sichuan province in the PRC for RMB232.5 million (US$38.1 million). In June 2014, we entered into an agreement to purchase an additional 24,226 sq.m. of office space and 373 underground parking spaces in the same development from the developer for RMB345.0 million (US$56.4 million) . Construction of the building has been completed and we are currently conducting quality testing and inspections for acceptance. We plan to use the space primarily as our regional office.

Investments in and Cooperation with Other Real Estate Service Providers

Colour Life

In June 2014, we purchased 27,551,733 shares of Colour Life Service Group Co., Limited (“Colour Life”), a leading property management company in China, or 2.76% of its outstanding shares, in its initial public offering on the Hong Kong Stock Exchange (stock code: 1778) for US$13.6 million. In August 2014, we entered into an investment and cooperation agreement with Colour Life. Pursuant to this agreement, we and Colour Life invested RMB25.5 million (US$4.2 million) and RMB24.5 million (US$4.0 million), respectively, to form a joint venture in Shenzhen, China, as an exclusive provider of real estate sale and rental and other value-added services for properties managed by Colour Life.

World Union

In July 2014, we entered into a share purchase agreement and a strategic cooperation agreement with Shenzhen World Union Properties Consultancy Co., Ltd., or World Union, China’s leading new home agency company, which is listed on the Shenzhen Stock Exchange (stock code: 002285). Pursuant to these agreements, (i) we agreed to subscribe for new shares of World Union in a private placement for 10% of World Union’s outstanding share capital immediately after the completion of the private placement for approximately RMB743 million (US$121 million); and (ii) we and World Union agreed to form a mutually preferred strategic partnership across our business lines, including without limitation, advertising, e-commerce, listing service, new home agency and consultancy, and collaborate and explore further partnership in internet and real estate financing businesses. Required regulatory approvals of the share subscription had been obtained in March 2015 and we expect the closing to take place in the second quarter of 2015.

Hopefluent

In July 2014, we entered into an investment and cooperation framework agreement with Hopefluent Group Holdings Limited, or Hopefluent, China’s No.4 new home agency company, which is listed on the Hong Kong Stock Exchange (stock code: 0733), and a sale and purchase agreement with an existing shareholder of Hopefluent to purchase ordinary shares of Hopefluent from it. Pursuant to these agreements, (i) we agreed to purchase in a private placement a total of 111,935,037 shares of Hupefluent, including both new shares from Hopefluent and secondary shares from an existing shareholder, representing approximately 17.3% of Hopefluent’s outstanding share capital immediately after the completion of the purchase, for approximately HK$336 million (US$43.4 million); and (ii) we and Hopefluent agreed to form a mutually preferred strategic partnership across our business lines, including without limitation, advertising, e-commerce, listing service, new home and resale agency, consultancy and property management, and invest RMB300 million (US$49.0 million) and RMB200 million (US$32.7 million), respectively, to form a joint venture in internet and real estate financing businesses mainly to support Hopefluent’s core new home agency businesses. The purchase of shares was completed in November 2014. We are currently in the process of setting up the joint venture with Hopefluent.

Topsur

In October 2014, we entered into an investment agreement and a joint venture agreement with Topsur Real Estate Consulting Co., Ltd., or Topsur, one of China’s top five leading new home agency companies. Pursuant to these agreements, (i) we agreed to subscribe for new shares of Tospur in a private placement for 16% of Tospur’s outstanding share capital immediately after the completion of the private placement for approximately RMB381 million (US$62.3 million); and (ii) we and Tospur agreed to invest RMB60 million (US$9.8 million) and RMB40 million (US$6.5 million), respectively, to form a joint venture to provide real estate internet financing services. The subscription of shares was completed in December 2014. We are currently in the process of setting up the joint venture with Topsur.

Acquisition of Majority Stake in a Microfinance Company

In December 2014, we entered into two share purchase agreements with the existing shareholders of Beijing RunZe Microfinance Co., Ltd. or RunZe, a Beijing-based provider of micro-loan services. Pursuant to these agreements, (i) we agreed to purchase 60 million shares of RunZe, representing 60% of Beijing Runze’s outstanding share capital, for RMB1 per share, or RMB60 million (US$9.8 million) in total (the “Firm Purchase Price”), from certain existing shareholders; (ii) such existing shareholders agreed to purchase certain loans in an aggregate principal amount of RMB60 million granted by RunZe for the same amount; (iii) the other existing shareholders that hold RunZe’s remaining 40 million shares, representing 40% of RunZe’s outstanding share capital, agreed to purchase the remaining outstanding loans of an aggregate principal amount of RMB76.4 million (US$12.5 million) granted by RunZe for RMB69.0 million (US$11.3 million) (the “Loan Purchase Price”) within six months after our payment of the Firm Purchase Price, which was paid in December 2014; and (iv) we have the right to purchase up to all of the remaining 40 million shares of RunZe for RMB1 per share, or up to RMB40 million (US$6.5 million) in total, from such other existing shareholders if and to the extent they fail to pay the Loan Purchase Price in full and any purchase price for their shares paid by us will be directly paid to RunZe for the shortfall in the Loan Purchase Price paid by them (by way of example, if the remaining shareholders have only paid RMB40 million of the Loan Purchase Price, we will have the right to purchase 29 million shares from them for a purchase price of RMB29 million and this purchase price will be paid directly to RunZe to pay the shortfall on behalf of the remaining shareholders). In connection with the share purchase, we also entered into a shareholders agreement with the remaining existing shareholders of RunZe providing for, among others, a right of first refusal for shareholders with respect to transfer of shares by shareholders. The financing industry in China is subject to extensive regulation. Generally, only financial institutions with required licenses and/or approvals may directly engage in the financing business. RunZe is a microfinance company authorized to extend loans in Beijing. This transaction is subject to PRC government approval and RunZe is currently applying for such approval. We have the right to cancel the transaction if the share purchase is not completed by June 30, 2015.

Dividend Distribution

In August 2014, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$82.4 million to holders of our ordinary shares and ADSs, payable to shareholders of record on August 18, 2014. In February 2015, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS) or an aggregate of US$82.8 million to holders of our ordinary shares and ADSs, payable to shareholders of record on March 13, 2015.

ADS Share Ratio Change

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

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our marketing, e-commerce and listing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

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

We expect to face additional competition as we develop and offer new services. For example, we began to offer direct sales services for new homes in August 2014 and real estate online brokerage services in January 2015. Some of our customers offer the same or similar services. Accordingly, we may face competition from these customers. In addition, such competition may adversely affect our relationships with these customers and our business.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of December 31, 2014, we had established real estate-related content, search services, marketing and listing coverage of more than 350 cities across China, and our SouFun membership services, which were launched in 2011, were offered in 75 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, e-commerce, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Market acceptance of our e-commerce services

Real estate related e-commerce services are relatively new and evolving. We began offering SouFun membership services in 2011, our direct sales services for new homes in August 2014 and real estate online brokerage services in January 2015. Our revenues from e-commerce services have grown rapidly, totaling US$102.2 million, US$188.1 million and US$244.3 million in 2012, 2013 and 2014, respectively, or 23.8%, 29.5% and 34.8% of our total revenues for the same periods. Our ability to maintain or increase the number of partner developers or property developments for e-commerce services are offered, grow our customer base and increase transaction volume to a significant extent depends on increased market acceptance of these services.

Our ability to grow financing services while maintaining effective risk management

We began to offer financing services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. As of December 31, 2014, we had loans receivable of US$81.7 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financing services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Mr. Dai, a director and our former chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this Form 20-F.

Based on these Structure Contracts, we believe that, notwithstanding our lack of equity ownership, the arrangements provide us with effective control over our consolidated controlled entities. Accordingly, the financial results of these entities are included in our consolidated financial statements.

We refer to our consolidated controlled entities as PRC entities we control through contractual arrangements together with their subsidiaries, or the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this Form 20-F.

Components of our Results of Operations

Revenues

We derive our revenues from marketing, e-commerce, listing and other value-added services.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites and mobile apps of banners, links, logos and floating signs.

E-commerce Services

Our e-commerce services, first launched in 2011, include SouFun membership services, online marketplace services, direct sales services for new homes and real estate online brokerage services. Our SouFun membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. We offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our website www.jiatx.com and charge commissions on transactions completed through the website. Commencing August 2014, we introduced direct sales services for new homes developed by our property developer clients on our marketing platforms, i.e., website and mobile apps. After individuals interested in the properties register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. We charge our developer clients a fee for each property they sell through our direct sales services. In January 2015, we launched real estate online brokerage services. We charge a commission for each completed transaction.

Listing Services

Our listing service revenues consist of revenues derived from both basic listing services and special listing services. Basic listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites and mobile apps to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing supported or supplemented by offline events, such as a physical discussion forums or banquets, with the special listing as the theme.

Other Value-added Services

We also derive revenues from other value-added services, including subscriptions to our information database, research reports, total web solution services, and financing services for property buyers, real estate developers and other borrowers.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, e-commerce cost, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, e-commerce, listing and other value-added services. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites and mobile apps for our customers. E-commerce cost refers to the portion of proceeds to be remitted to real estate brokers under our SouFun membership services. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our WFOEs for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2012, 2013 and 2014, our cost of revenues represented 18.8%, 16.1% and 20.7% of our revenues, respectively. Starting from January 1, 2012, the PRC Ministry of Finance and SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain modern service industries. Effective August 1, 2013, the Pilot Program was expanded across China. With the adoption of the Pilot Program, our revenues are subject to VAT of 6% instead of business tax of 5%. We expect our cost of revenues to continue to increase and such expenses may increase faster than the growth of our revenues as we continue to invest in existing and new services and expand our market.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, e-commerce cost relating to the portion of proceeds to be remitted to marketing agents for our SouFun membership services, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our websites and mobile apps. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel. We expect our selling expenses to increase and such expenses may increase faster than growth in our revenues as we continue to promote our websites and mobile apps and our brand name.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, Pendiary Investments, Selovo Investments, China Home Holdings (BVI) Limited, China Property Holdings (BVI) Limited, Best Scholar Holdings Limited, Sou You Tian Xia Holdings (BVI) Limited, Next Milestone and Search Estate are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Bravo Work, China Index Academy, SouFun International, China Home Holdings (HK) Limited, China Institute of Real Estate Agents Limited, HK Property Network Limited and Sou You Tian Xia Holdings (HK) Limited are incorporated in Hong Kong. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2014. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States

Wall Street Index Research Center LLC, Best Scholar Holdings (Delaware) Limited and Best Work Holdings (New York) LLC are incorporated in the United States and do not conduct any substantive operations of their own. No provision for the United States income tax has been made in the financial statements as Wall Street Index Research Center LLC and Best Scholar Holdings (Delaware) Limited had no assessable income for the three years ended December 31, 2014. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2013 and 2014

Singapore

Walkinston was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as Walkinston had no assessable profits for 2014.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to enjoy the preferential tax rate of 15%.

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhong Zhi Shi Zheng, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. We applied for renewal of the HNTE certificates for these subsidiaries, which would enable them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and we received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the preferential tax rate of 15% for 2012, 2013 and 2014. We plan to re-apply for the HNTE status for the abovementioned five subsidiaries in 2015.

If any of these five subsidiaries fails to maintain the HNTE qualification under the New EIT Law and does not qualify for any other preferential tax treatment, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on our results of operations and financial position. Historically, the abovementioned PRC subsidiaries have successfully renewed their HNTE certificates.

On March 26, 2012, Beijing Hong An Tu Sheng and Beijing Tuo Shi Huan Yu obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year EIT exemption for 2011 and 2012 and a reduced EIT rate of 12.5% for 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1.6 million were reversed in 2012 for the cumulative effect of applying the statutory tax rate of 25% during 2011. The reversed tax expenses consisted of current income tax expense of US$1.2 million and deferred tax expense of US$0.4 million.

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia obtained the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to a two-year EIT exemption for 2013 and 2014 and a reduced EIT rate of 12.5% for 2015, 2016 and 2017. As a result of the change in tax status of these three subsidiaries, current income tax expense of US$5.2 million were reversed in 2014, as a result of the cumulative effect of applying the statutory tax rate of 25% during 2013.

Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between 2013 and 2015. Therefore, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network amounting to US$15.1 million were reversed during 2013.

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2014, we have not accrued for PRC tax on such basis. We will continue to monitor our tax status.

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this Form 20-F.

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

Revenue Recognition

We recognize revenues only when (i) there is persuasive evidence of an arrangement; (ii) the sales price is fixed or determinable; (iii) delivery of services has occurred; and (iv) collectability is reasonably assured. We derive revenues from the provision of marketing, e-commerce, listing and other value-added services. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies.

Marketing Services

We offer marketing services on our websites and mobile apps, primarily presented as banner advertisements, floating links, logos and other media insertions (“forms of services”). These services are offered primarily to real estate developers and providers of products and services for home decoration and improvement. Marketing services allow advertisers to place advertisements on specified areas of our websites and mobile apps, in various specified formats and over various periods of time. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

We negotiate the service fee with the customer but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. Service fees are generally due and payable in installments over the service period. Historically, service fees have varied widely for marketing services and such variation in prices exists even when the same forms of services are provided in the same location of our websites and mobile apps and for the same duration. Marketing services typically last from several days to one year. Delivery of the services occurs upon displaying the agreed forms of service on our websites and mobile apps over the specified service period. We perform credit assessments on our customers prior to signing the written contract to ensure collectability is reasonably assured. We recognize revenues ratably over the contract period, when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605 “Revenue Recognition.”

For certain arrangements, we provide marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

We account for each deliverable in the arrangement as separate unit of accounting. Revenues are allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and are recognized ratably over the duration of the service period. The selling price for a deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price, which is determined based on our BESP for that deliverable because neither VSOE nor TPE exist. In determining the BESP for each deliverable, we consider our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically.

We updated the BESP for each deliverable during 2014. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

E-commerce Services

We began to provide e-commerce services in 2011. Our e-commerce services primarily consist of SouFun membership services, our online marketplace services, beginning in August 2014, direct sales services for new homes, and, beginning in January 2015, real estate online brokerage services.

Soufun Membership Services. We enter into arrangements with real estate developers, pursuant to which we charge our customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the fare value of the fees charged by us. The discount is either a fixed amount off or a fixed percentage of the price of the specified property. The fees paid by prospective home buyers are refundable before a purchase of the specified properties is made by the customers. We recognize revenues when cash consideration of the fee is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as “customers’ refundable fees.”

Commencing in 2013, we, real estate developers and advertising agencies entered into tri-party cooperation arrangements for certain SouFun membership services. When customers use our SouFun membership services to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the SouFun membership services is remitted to the marketing agents. We recognized revenues from this type of SouFun membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by us as we are an agent in the arrangement. Commencing in 2014, we entered into cooperation arrangements directly with real estate developers for SouFun membership services. We either engage third-party real estate agents or places advertisements with marketing agents to promote the real estate projects. We recognized revenues from this type of SouFun membership services on a gross basis, representing the proceeds received from the real estate developers, as we are the primary obligor in the arrangement. Payments to third-party real estate agents are recorded as cost of sales, while payments to marketing agents are recorded as selling expenses. The portion to be remitted to third-party real estate agents and marketing agents is recorded as amounts payable to sales and marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets.

Online Marketplace Platform. We operate (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (ii) an online payment platform which enable third-party merchants to transact with customers online. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed. When a customer places his or her order for home furnishing products with a third-party merchant through our marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through our online payment platform. When the sales transaction is completed, we recognize the commission earned as e-commerce services revenues upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through our marketplace and online payment platforms.

Direct Sales Services. Commencing in 2014, we launched direct sales services for new homes. We promote property developments of our developer clients primarily through our websites and mobile apps. Potential buyers can register with our free of charge if they are interested in any real estate properties covered by our direct sales services. After the registration, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that we offer from our partner developers. We charge our developer clients a fee for each property they sold through our direct sales services at a predetermined percentage of the value of the individual transaction. Revenues are recognized by us when confirmation of the sale is received from the real-estate developers, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, “Revenue Recognition.”

Listing Services

Listing service revenues consist of revenues derived from both basic listing and special listing services. We provide basic and special listing services to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

Basic Listing Services. Basic listing services entitle customers to post information for properties, home furnishings and other related products and services in a specified area on our websites and mobile apps for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to our websites and mobile apps available for posting by the customers over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition,” revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

Special Listing Services. Special listing services are arrangements comprising website listing services and other coordination of promotional themed events (“offline services”), such as physical forum discussions and banquet gatherings, each with the special listing as the theme, where our customers promote their products or services to a live audience. The offline services do not have standalone value and are always sold with special listing services. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the offline services. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. As the offline services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605 whereby we recognize revenues upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

Other Value-added Services

We generate revenues from other value-added services, including primarily subscription services for access to our information database, consulting services for customized and industry-related research reports and indices, and financing services for property buyers, real estate developers and other borrowers. Revenues derived from subscription services for access to our information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed. Revenues derived from loan interest income and annual service fees are recognized in other value-added services using the effective interest rate method.

Our business is subject to business taxes, value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. Business taxes, value-added taxes and related surcharges and cultural construction fees for 2012, 2013 and 2014 were US$28,901, US$38,783 and US$44,003, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when we perform the related services.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable, as of December 31, 2013 and 2014 respectively.

Loans Receivable

Loans receivable consists primarily of secured loans in forms of entrusted, mortgage and unsecured loans to borrowers that have passed our credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by us to the borrowers generally range from one to thirty-six months.

In accordance with ASC 310, “Receivables”, an allowance for doubtful accounts is recorded when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Each individual loan receivable is assessed for impairment on a quarterly basis.

Commencing in August 2014, we entered into arrangements with third-party investors under which we sold its economic benefits in certain mortgage loans receivable in exchange for cash. Sales of mortgage loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing”. We derecognizes the mortgage loans receivable if (i) the loans have been legally isolated from us; (ii) there are no constraints on investors to pledge or exchange the mortgage loans; and (iii) we do not maintain effective control over the mortgage loans

Share-based Compensation

Our employees and directors participate in our share-based award incentive plan. We apply ASC 718, “Compensation-Stock Compensation”, to account for our employee share-based payments. There were no share-based payments made to non-employees for any of the years presented. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

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

Income Taxes

We follow the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. We reduce carrying amounts of deferred tax assets by a valuation allowance, if, based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, we assess the need to establish valuation allowances for deferred tax assets at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards, if any, not expiring.

We apply ASC 740, “Income Taxes” to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

Our estimated liability for unrecognized tax benefits, which is included in “accrued expenses and other liabilities,” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, the appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive income as income tax expense.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the criteria for reporting discontinued operations and requires new disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. The new guidance amends the definition of a discontinued operation in ASC 205-20 to be a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” ASU2014-08is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may early adopt the guidance for new disposals. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

On May 28, 2014, the FASB and International Accounting Standards Board (“IASB”)issued the converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB issued guidance codified in ASC 606, “Revenue Recognition–Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. On April 1, 2015, the FASB decided to propose a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under U.S. GAAP. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. It requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services	249,861	58.1%	278,322	43.7%	294,484	41.9%
E-commerce services	102,162	23.8%	188,107	29.5%	244,344	34.8%
Listing services	72,874	16.9%	161,547	25.3%	145,654	20.7%
Other value-added services	5,361	1.2%	9,403	1.5%	18,400	2.6%
Total revenues	430,258	100%	637,379	100%	702,882	100%
Cost of revenues
Cost of services	(80,863)	(18.8)%	(102,488)	(16.1)%	(145,739)	(20.7)%
Total cost of revenues	(80,863)	(18.8)%	(102,488)	(16.1)%	(145,739)	(20.7)%
Gross profit	349,395	81.2%	534,891	83.9%	557,143	79.3%
Operating expenses
Selling expenses	(80,056)	(18.6)%	(101,935)	(16.0)%	(147,874)	(21.0)%
General and administrative expenses	(70,780)	(16.5)%	(83,384)	(13.1)%	(100,571)	(14.3)%
Other income	—	—	786	0.1%	835	0.1%
Operating income	198,559	46.1%	350,358	55.0%	309,533	44.0%
Foreign exchange gain/(loss)	90	0%	3	0%	(44)	0%
Interest income	19,406	4.5%	27,803	4.4%	43,857	6.2%
Interest expenses	(11,630)	(2.7)%	(14,675)	(2.3)%	(17,308)	(2.5)%
Realized gain—trading securities	—	—	—	—	—	—
Realized (loss) gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net (loss) gain on available-for-sale security of(US$721), nil and US$821 for the years ended December 31, 2011, 2012 and 2013, respectively)	—	—	821	0.1%	—	—
Government grants	1,298	0.3%	4,031	0.6%	7,205	1.0%
Other-than-temporary impairment on available-for-sale securities	(14)	0%	—	—	(8,417)	(1.2)%
Gain on bargain purchase	—	—	102	0%	—	—
Income before income taxes and noncontrolling interests	207,709	48.3%	368,443	57.8%	334,826	47.6%
Income tax expenses	(55,905)	(13.0)%	(69,781)	(10.9)%	(81,609)	(11.6)%
Net income	151,804	35.3%	298,662	46.9%	253,217	36.0%
Net income (loss) attributable to noncontrolling interests	(6)	0%	53	0%	—	—
Net income attributable to SouFun Holdings Limited’s shareholders	151,810	35.3%	298,609	46.9%	253,217	36.0%
Other comprehensive income, before tax
Foreign currency translation adjustments	1,378	0.3%	20,150	3.1%	(4,323)	0.6%
Unrealized holding gain on available-for-sale securities	743	0.2%	78	0%	10,508	1.5%
Reclassification adjustment for loss (gain) included in net income	—	—	(821)	(0.1)%	—	—
Other comprehensive income, before tax	2,121	0.5%	19,407	3.0%	6,185	0.9%
Income tax expense related to components of other comprehensive income	—	—	—	—	—	—
Other comprehensive income, net of tax	2,121	0.5%	19,407	3.0%	6,185	3.0%
Comprehensive income	153,925	35.8%	318,069	49.9%	259,402	36.9%
Comprehensive income (loss) attributable to noncontrolling interests	(6)	0%	53	0%	—	—
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	153,931	35.8%	318,016	49.9%	259,402	36.9%
Share-based compensation expenses included in:
Cost of revenues	1,162	0.3%	1,143	0.2%	782	0.1%
Selling expenses	1,626	0.4%	1,621	0.3%	1,122	0.2%
General and administrative expenses	4,361	1.0%	4,264	0.7%	2,778	0.4%

Revenues

Our revenues increased 10.3% and 48.1% year-over-year in 2014 and 2013, respectively. The year-over-year increase in revenues in 2014 was primarily driven by the growth in SouFun membership services and, to a lesser extent, marketing services. The year-over-year increase in revenues in 2013 was primarily driven by the growth in listing services and, to a lesser extent, SouFun membership services.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites and mobile apps of banners, links, logos and floating signs. Revenues from marketing services increased 5.8% and 11.4% year-over-year in 2014 and 2013, respectively. In 2012, 2013 and 2014, revenues generated from our marketing services represented 58.1%, 43.7% and 41.9% of our revenues, respectively. We expect revenues from marketing services to remain the most important source of our revenues for the foreseeable future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	222,963	89.2%	258,479	92.9%	260,333	88.4%
Home furnishing and improvement	25,695	10.3%	18,924	6.8%	33,058	11.2%
Secondary and rental	1,203	0.5%	919	0.3%	1,093	0.4%
Total marketing service revenues	249,861	100%	278,322	100%	294,484	100%

New home business accounted for 89.2%%, 92.9% and 88.4% of our marketing service revenues in 2012, 2013 and 2014, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

E-commerce Services. Revenues from e-commerce services increased 29.9% and 84.1% year-over-year in 2014 and 2013, respectively. The increase in revenues in 2013 was primarily due to the fast growth of our SouFun membership services. The increase in revenues in 2014 was primarily due to the expansion of our SouFun membership services in existing and new cities. We began offering SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011. Revenues from e-commerce services represented 23.8%, 29.5% and 34.8% of our revenues in 2012, 2013 and 2014, respectively.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues
	(US$ in thousands, except percentage)
New home	102,109	99.9%	188,102	100.0%	244,294	100.0%
Other product group	143	0.1%	5	0.0%	50	0.0%
Total e-commerce service revenues	102,162	100%	188,107	100%	244,344	100%

New home business accounted for substantially all of our e-commerce service revenues in each of 2012, 2013 and 2014.

Listing Services. Revenues from our listing services decreased 9.8% and increased 121.7% year-over-year in 2014 and 2013, respectively. The year-over-year decrease in revenues in 2014 was primarily due to a 14.4% decrease in revenues from basic listing services from US$145.8 million to US$124.8 million over the same periods. This decrease was primarily due to discounts we have offered to real estate agency clients since the end of June 2014. In addition, certain customers reduced or discontinued their purchase of our listing services for certain regional markets, which also contributed to the decrease in revenues from basis listing services in 2014. The year-over-year increase in revenues in 2013 was primarily due to a 162.0% increase in revenues from basic listing services from US$55.6 million to US$145.8 million over the same periods. This increase was primarily due to the increased paying agent subscribers and increased spending from existing and new subscribers. In 2012, 2013 and 2014, revenues from our listing services represented 16.9%, 25.3% and 20.7% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes has impacted and may continue to impact our revenues. In addition, our expansion into the real estate online brokerage services has adversely affected and may continue to adversely affect our relationship with customers of our listing services that are real estate brokers, which in turn has adversely affected and may continue to adversely affect our revenues from listing services.

The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	55,626	76.3%	145,752	90.2%	124,807	85.7%
Special listing	17,248	23.7%	15,795	9.8%	20,847	14.3%
Total listing service revenues	72,874	100%	161,547	100%	145,654	100%

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	55,114	75.6%	144,963	89.7%	124,172	85.3%
Research	13,592	18.7%	14,178	8.8%	19,019	13.0%
Other product group	4,168	5.7%	2,406	1.5%	2,463	1.7%
Total listing service revenues	72,874	100%	161,547	100%	145,654	100%

Secondary and rental properties business accounted for 75.6%, 89.7% and 85.3% of our listing service revenues in 2012, 2013 and 2014, respectively.

Other Value-added Services. Revenues from other value-added services increased 95.7% in 2014 primarily due to the rapid growth of our financing services and research related products. Revenues from other value-added services increased 75.4% in 2013 primarily due to database services. In 2012, 2013 and 2014, revenues from other value-added services represented 1.2%, 1.5% and 2.6% of our revenues, respectively.

Cost of Revenues

Our cost of revenues as a percentage of our revenues was 18.8%, 16.1% and 20.7% in 2012, 2013 and 2014, respectively. Our cost of revenues increased 42.2% and 26.7% year-over-year in 2014 and 2013, respectively.

The increase in cost of revenues in 2014 was primarily due to (1) an increase in staff costs from US$37.6 million in 2013 to US$45.8 million in 2014, due to our hiring of editorial staff and customer service personnel throughout 2014 to support our growth, (2) an increase in e-commerce cost of US$27.4 million, which is the portion of proceeds remitted to real estate brokers under SouFun membership services, and (3) an increase in business taxes, value-added taxes, surcharges from US$38.8 million in 2013 to US$44.0 million in 2014 and other expenses primarily due to our business growth.

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

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased 4.2% and 53.1% year-over-year in 2014 and 2013, respectively. Our gross margin was 81.2%, 83.9% and 79.3% in 2012, 2013 and 2014, respectively.

Operating Expenses

Our operating expenses increased 34.1% and 22.9% year-over-year in 2014 and 2013, respectively. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses. In 2012, 2013 and 2014, our operating expenses represented 35.1%, 29.1% and 35.3% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	80,056	53.1%	101,935	55.0%	147,874	59.5%
General and administrative expenses	70,780	46.9%	83,384	45.0%	100,571	40.5%
Total	150,836	100%	185,319	100%	248,445	100%

Selling Expenses. Our selling expenses increased 45.1% and 19.1% year-over-year in 2014 and 2013, respectively. The increase in selling expenses was primarily expenses paid to our marketing agents for our SouFun membership services, increased advertising and promotional expenses and staff cost. E-commerce cost relating to the portion of proceeds to be remitted to marketing agents increased from nil to US$21.0 million year-over-year in 2014 due to increased revenue from our new model of SouFun membership services. Advertising and promotional expenses increased 158.0% from US$9.9 million to US$25.4 million year-over-year in 2014, mainly due to increased promotion of our SouFun membership services. Staff costs increased 12.4% from US$54.6 million to US$61.4 million and 38.7% from US$39.4 million to US$54.6 million year-over-year in 2014 and 2013, respectively. This increase was mainly due to the hiring of additional sales and marketing personnel to support our business growth.

General and Administrative Expenses. Our general and administrative expenses increased 20.6% and 17.8% year-over-year in 2014 and 2013, respectively. The increases in general and administrative expenses were primarily due to increases in staff cost in connection with our hiring of additional staff. Staff costs increased 24.3% from US$33.3 million in 2012 to US$41.4 million in 2013 and further increased 29.7% to US$53.4 million in 2014.

Other income. Other income in 2014 consisted of other revenue of US$13.7 million and other expenses of US$12.9 million of the three subsidiaries we acquired in March 2013 that owned and managed the BoaAn Building. Other income in 2013 consisted of other revenue of US$8.9 million and other expenses of US$8.1 million of these three subsidiaries.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased 11.7% and increased 76.5% year-over-year in 2014 and 2013, respectively. Our operating margin was 46.1%, 55.0% and 44.0% in 2012, 2013 and 2014, respectively.

Interest Income

Our interest income increased 57.7% and 43.3% year-over-year in 2014 and 2013, respectively. The increase in interest income was mainly due to our increased bank deposits.

Interest Expenses

Our interest expenses increased 17.9% and 26.2% year-over-year in 2014 and 2013, respectively. The increase in interest expenses was primarily due to the interest payable on our $400 million of notes.

Realized (loss) gain on available-for-sale security

We had nil and US$0.8 million realized gain on available-for-sale security in 2014 and 2013, respectively.

Government Grants

Our government grants, which consisted of refunds on business taxes and VAT, totaled US$1.3 million, US$4.0 million and US$7.2 million in 2012, 2013 and 2014, respectively.

Other-than-temporary Impairment on Available-for-sale Securities

We had US$8.4 million and nil other-than-temporary impairments on available-for-sale securities in 2014 and 2013, respectively, as compared with de minims in 2012. The impairment resulted from a decrease in the trading price of Hopefluent of which we hold 17.26% of the outstanding shares.

Gain on bargain purchase

We had nil and US$0.1 million gain on bargain purchase in 2014 and 2013, respectively.

Income Tax Expenses

Our income tax expenses increased 17.0% and 24.8% year-over-year in 2014 and 2013, respectively. Our effective tax rate was 26.9%, 18.9% and 24.4% in 2012, 2013 and 2014, respectively.

The increases in our tax expenses and effective tax rate in 2014 were both principally due to reversal of US$15.1 million of previously accrued income taxes in 2013.

The increase in our tax expenses in 2013 was principally due to our increased income before income taxes, and the decrease in our effective tax rate was primarily due to reversal of US$15.1 million of previously accrued income taxes, resulting from certain of our PRC subsidiaries being now subject to lower dividend-related withholding tax rates and to a lesser extent, the effects of the implementation of our tax strategy.

Net (Loss) Income Attributable to Our Noncontrolling Interests

We had no net income attributable to our noncontrolling interests in 2014, as compared with US$0.05 million and de minimis net loss in 2013 and in 2012, respectively.

B. Liquidity and Capital Resources

Historically, we financed our operations primarily through internally generated cash, bank borrowings and equity financings. As of December 31, 2014, we had approximately US$354.8 million in cash and cash equivalents, which primarily consisted of cash and bank deposits. Of our cash and cash equivalents as of December 31, 2014, US$273.7 million was held inside the PRC and US$81.1 million was held outside of the PRC. Of the US$273.7 million held inside the PRC, US$28.9 million was held by our consolidated controlled entities and US$244.8 million was held by our subsidiaries. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2012, 2013 and 2014, we had short-term investments of US$26.8 million, US$10.1 million and US$455.2 million, respectively.

As of December 31, 2014, we had U.S. dollar-denominated short-term borrowings of US$80.8 million obtained from financial institutions in the United States. These bank borrowings are repayable on demand and bear interest at interest rates of LIBOR plus 2.6%. These bank borrowings are secured by bank deposits of approximately US$98.0 million, placed with financial institutions in the PRC. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2014, we had U.S. dollar-denominated long-term borrowings of US$100.0 million, obtained from financial institutions in the United States, which are due in the third quarters of 2016. These borrowings bear an interest rate of LIBOR plus 1.7% and are secured by bank deposits of US$109.5 million placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings could be released after we repay these bank borrowings in full. These pledged deposits are also classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

These bank borrowings, which initially totaled US$428.7 million, were incurred to satisfy the operating needs of our Company and our offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments, and other operational expenses.

Use of Proceeds	Amount
(US$ in thousands)
Payment of dividends	354,272
Acquisition of building	60,750
Other (interest expenses and taxes)	13,722
Total	428,744

In December 2013 and January 2014, we sold an aggregate principal amount of US$350 million and US$50 million, respectively, of convertible senior notes due 2018 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the Notes. The Notes are senior unsecured obligations and rank (1) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of our unsecured indebtedness that is not so subordinated, (3) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and will rank structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries and consolidated controlled entities.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	218,893	408,056	214,459
Net cash used in investing activities	(129,294)	(39,770)	(631,131)
Net cash (used in) generated from financing activities	(122,600)	87,149	192,065
Net (decrease) increase in cash and cash equivalents	(32,247)	462,843	(226,250)
Cash and cash equivalents at beginning of year	150,414	118,167	581,010
Cash and cash equivalents at end of year	118,167	581,010	354,760

Net Cash Generated from Operating Activities

We had net cash generated by operating activities of US$214.5 million in 2014, which was primarily attributable to our net income of US$253.2 million during this period, an increase of US$50.2 million in accrued expenses and other liabilities primarily attributable to an increase in accrued unrecognized tax benefits and an increase in the portion of proceeds to be remitted to marketing agents under SouFun Membership services and an increase of US$8.8 million in prepayments and other current assets. This was partially offset by an increase of US$81.8 million in loans provided to developers, home buyers and other borrowers as part of our financing services, US$47.3 million in commitment deposits paid to real estate developers, an increase of US$25.2 million in funds receivable and an increase of US$22.7 million in our accounts receivable due to the expansion of our business operations.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$631.1 million in 2014. This was primarily attributable to purchases of short-term investments in the form of fixed-rate time deposits in China of US$1,268.7 million, long-term investments in Color Life, Hopefluent and Tospur of US$119.3 million in total, deposits for non-current assets of US$48.2 million primarily attributable to a refundable deposit for the purchase of office space in Chengdu, partially offset by proceeds of US$822.8 million received from maturity of fix-rate time deposits.

Our net cash used in investing activities was US$39.8 million in 2013. This was primarily attributable to a US$37.7 million increase in deposit for non-current assets primarily attributable to a refundable deposit for the purchase of office building in Chengdu, a US$12.8 million increase in payment for the BaoAn acquisition, a US$10.0 million increase in short-term investments in the form of fixed-rate time deposits in China and a US$6.7 million increase in property and equipment. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$25.8 million relating to our fixed-rate time deposits in China and proceeds from sales of available-for-sale security of US$1.5 million.

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

Net Cash Used in Financing Activities

Our net cash generated by financing activities was US$192.1 million in 2014, primarily due to a decrease in restricted cash pledged security for bank borrowings of US$303.8 million, net proceeds from the issuance of convertible senior notes of US$48.9 in January 2014, and proceeds of US$12.5 million from the exercise of share options. These amounts were partially offset by repayment of short-term bank borrowings of US$90.0 million and dividend payments to our shareholders of US$82.4 million.

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

Capital Expenditures

Our capital expenditures were US$18.1 million, US$6.7 million and US$8.0 million in 2012, 2013 and 2014, respectively. Our capital expenditures decreased by 63.0% from US$18.1 million in 2012 to US$6.7 million in 2013, which were primarily due to the purchase of the certain commercial properties in Sanya, Hainan Province, China in 2012. In addition, we expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services. In 2014, we made deposits totaling US$85.7 million for an office building and parking spaces in Chengdu, PRC, which we expect to be delivered to us during the second quarter of 2015. See “Item 4.B. Information on the Company—Business Overview—Facilities.”

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2011, 2012 and 2013, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$17.5 million, US$32.3 million and US$31.9 million, representing 4.1%, 5.1% and 4.5% of our total revenues in 2012, 2013 and 2014, respectively.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	432,000	8,000	16,000	408,000	US$	—
Operating lease commitments	21,316	10,936	10,360	20		—
Loan principal and interest expense obligation	185,161	84,128	101,033	—		—

Our convertible senior notes will mature in December 2018, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015), which is equivalent to a conversion price of approximately US$19.62 per ADS. The conversion rate is subject to certain corporate events. The interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary shares.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$180.8 million obtained from financial institutions in the United States. These bank borrowings are secured by bank deposits of approximately US$207.5 million, placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.7% to LIBOR plus 2.6%.

G. Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges	34.7	19.3	13.9	20.4	16.2

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and one-third of our rental expenses relating to operating leases, which we deem representative of an interest factor.

H. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2015. The business address of each of our directors and executive officers is F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China.

Name	Age	Position
Vincent Tianquan Mo	50	Executive chairman of the board of directors, chief executive officer
Quan Zhou	57	Director
Shan Li	51	Independent director
Qian Zhao	46	Independent director
Sam Hanhui Sun	42	Independent director
Sol Trujillo	63	Independent director
Thomas Nicholas Hall	47	Director
Richard Jiangong Dai	41	Director
Lanying Guan	47	Chief financial officer
Jian Liu	39	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999 and as our chief executive officer since August 2014. Prior to founding our Company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones & Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Shun Cheong Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo is also a director of Taoshi PE Fund Management Co. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, who is a director of our Company and our former president and chief executive officer.

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

Shan Li has served as a director of our Company since 1999 and is an independent director of our Company and chair of our compensation committee. Mr. Li is a founding partner and director of San Shan (HK) Limited, a private equity firm focused on the China market. Previously, Mr. Li was the chief executive officer of BOC International Holdings Limited, a position he held from 2001 to 2005. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li is currently Chairman and CEO of Chianstone Capital Management Limited. Mr. Li was a senior advisor and vice chairman of UBS Investment Bank in Asia from 2010 to 2011. Mr. Li is currently the Chief International Business Adviser of China Development Bank. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.

Qian Zhao has served as an independent director of our Company and chair of our nominating and corporate governance committee since September 2010. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently an independent director of Trina Solar Limited, a NYSE-listed company. Mr. Zhao was a managing director of CXC Capital, Inc., which was the management company of CXC China Sustainable Growth Fund form 2008 to 2011, and president of Camelot Information Systems Inc., a company listed on NASDAQ, from 2011 to 2013. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Sam Hanhui Sun has served as an independent director of our Company and chairman of our audit committee since September 2010. Mr. Sun has been chief financial officer of Qunar Cayman Islands Limited, a company listed on NASDAQ, since January 2010. He was chief financial officer of Beijing Ruifeng Co. Ltd. from May 2009 to September 2009 and KongZhong Corporation, a Nasdaq-listed company, from February 2007 to April 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun took various financial controller roles at Microsoft China R&D Group, Maersk China Co. Ltd. and our Company. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Sol Trujillo has served as an independent director of our Company since August 2014. Mr. Trujillo is an international business executive with three decades’ experience as CEO of large market cap global companies in the United States, the European Union and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the European Union and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the United States, European Union and China – including Western Union and ProAmerica Bank in the US and in Asia, Silk Road Technologies in China, where he is Board chairman. In the public sector, Mr. Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs. Mr. Trujillo earned his B.S. in Business and an MBA in Finance from the University of Wyoming.

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

Richard Jiangong Dai has served as a director of our Company since September 2010. He is a nephew of Mr. Mo, our founder and executive chairman. Mr. Dai joined us in 1999 and previously served as our president and chief executive officer until August 2014 when he went to study full time in the MBA program of Stanford University. Prior to joining us, Mr. Dai was a research analyst and assistant general manager at Beijing Yiding Information Technology Co., Ltd. and the China Real Estate Index System, a real estate research publication operated by us. Mr. Dai received a bachelor’s degree in international trade from the College of Economics at Guangxi University.

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

In 2014, we paid aggregate cash compensation of approximately US$695, 273 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

Stock Related Award Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan, or the Plan. The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our Company. As of December 31, 2014, options to purchase 3,086,121 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the Plan provides that in circumstances where there is a change in the control of our Company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

As of March 31, 2015, we had awarded options to purchase 7,608,469 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$30.00.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. The maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2010 stock incentive plan as of March 31, 2015 was 8,281,373 ordinary shares. As of March 31, 2015, there were outstanding options to purchase 3,730,301 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 2,574,206 ordinary shares were exercisable.

c. Price of Ordinary Shares

The determination by our board of directors, or its designated committee, of the exercise price will be by reference to the fair market value of the ordinary shares, and the exercise price may be the same as, higher, or lower than the fair market value, except for options or awards which are incentive stock options or subject to Rule 409A of the Internal Revenue Code. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (i) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or ADSs or (ii) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary shares on the NYSE for the day prior to the time of the determination (or, if not such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its appointed committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

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

e. Time of Exercise of Options

The time and conditions under which an option may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2010 Stock Incentive Plan and as specified in the award agreement with a grantee. Notwithstanding the foregoing, in the case of any options granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the options may become exercisable, subject to reasonable conditions such as the officer, director or consultant’s continuous service at any time or during any period established in the award agreement governing such grant.

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

The following table summarizes, as of March 31, 2015, the outstanding options that we granted to our current directors and executive officers.

	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2016
	225,000	—	5.00	December 31, 2007	December 30, 2017
	225,000	—	5.00	December 31, 2008	December 30, 2018
	225,000	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
Mr. Dai	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
Shan Li	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
Qian Zhao	*	—	30.00	March 31, 2015	March 31, 2025
Sam Hanhui Sun	*	—	30.00	March 31, 2015	March 31, 2025
Sol Trujillo	*	—	30.00	March 31, 2015	March 31, 2025
Thomas Nicholas Hall	*	—	30.00	March 31, 2015	March 31, 2025
Jian Liu	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
Lanying Guan	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

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

Pursuant to the investor’s rights agreement by and among General Atlantic, Apax, Next Decade, Media Partner and Digital Link dated August 13, 2010 in connection with the private placement by Telstra International, or the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax may also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees. See “Item 7.B. Major Shareholders and Related Party Transaction—Related Party Transactions—Telstra Private Placement—Investor’s Rights Agreement.” Mr. Thomas Nicholas Hall serves on our board as a nominee of Apax. General Atlantic no longer has a nominee on our board.

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

D. Employees

We had 7,743, 9,175 and 11,642 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2014:

Editorial and production	5,480
Sales and marketing	4,468
Management and general administrative	903
Technical and research	791
Total	11,642

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

E. Share Ownership

As of March 31, 2015, we had 82,813,734 ordinary shares, consisting of 58,477,084 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31, 2015:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	1,190,168	2.00%	11,355,645	46.66%
Next Decade Investments Limited(3)	2,103,955	3.54%	11,985,145	45.94%
Digital Link Investments Limited(4)	*	*	2,750,360	11.30%
Hunt 6-A Guernsey L.P. Inc(5)	2,126,347	3.64%	—	—
Hunt 7-A Guernsey L.P. Inc(5)	1,920,369	3.28%	—	—
Hunt 7-B Guernsey L.P. Inc(5)	3,616,208	6.18%	—	—
Davis Selected Advisers, L.P.(6)	3,054,876	5.22%	—	—
Directors and Executive Officers(7):
Mr. Mo(8)	3,294,123	5.45%	23,340,790	89.46%
Shan Li(9)	*	*	2,750,360	11.30%
Quan Zhou(10)	1,810,879	3.09%	*	*
Qian Zhao	—	—	—	—
Sam Hanhui Sun	—	—	—	—
Sol Trujillo	—	—	—	—
Thomas Nicholas Hall(11)	7,662,924	13.10%	—	—
Mr. Dai	602,792	1.03%	—	—
Lanying Guan	*	*	—	—
Jian Liu	*	*	—	—
All directors and executive officers as a group	14,011,491	23.12%	26,161,150	100.00%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 210,618 ordinary shares represented by 1,050,480 ADSs and options to purchase 980,000 Class A ordinary shares within 60 days of March 31, 2015. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes options to purchase 980,000 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2015. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li is the sole shareholder of Digital Link Investments Limited.
(5)	Represents ordinary shares beneficially owned by each of Hunt 6-A Guernsey L.P. Inc, Hunt 7-A Guernsey L.P. Inc and Hunt 7-B Guernsey L.P. Inc as reported in a Schedule 13D filed by them and their affiliates on March 31, 2015. Hunt 7-A Guernsey L.P. Inc is beneficially owned by Apax Europe VII – A, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Hunt 6-A Guernsey L.P. Inc is beneficially owned by Apax Europe VI – A, L.P. and Hunt 6-A GP Limited by virtue of its limited partnership agreement. Hunt 7-B Guernsey L.P. Inc is beneficially owned by Apax Europe VI – 1, L.P., Apax Europe VII – B, L.P., Apax Europe VII – 1, L.P. and Hunt 7-A GP Limited by virtue of its limited partnership agreement. Apax Europe VI – A, L.P. and Apax Europe VI – 1, L.P. (collectively, Apax Europe VI) disclaim beneficial ownership of the shares held by Apax Europe VII – A, L.P., Apax Europe VII – B, L.P. and Apax Europe VII – 1, L.P. (collectively, Apax Europe VII) and Apax Europe VII disclaims beneficial ownership of the shares held by Apax Europe VI. The mailing address of each of Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.
(6)	Represents ordinary shares (as represented by 15,274,380 ADSs) beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G filed by it on February 12, 2015. The address of the business office of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(7)	The address of our current directors and executive officers is c/o F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, the People’s Republic of China.

(8)	Represents ordinary shares beneficially owned by Media Partner and Next Decade, including 210,168 ordinary shares represented by 1,050,840 ADSs and options to purchase 1,960,000 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2015. All of the shares of Media Partner and Next Decade are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as the protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively.
(9)	Includes 390,561 Class A ordinary shares and 2,750,360 Class B ordinary shares held by Digital Link, a company wholly owned by Mr. Shan Li, a director of our Company.

(10)	Includes options to purchase 75,000 Class A ordinary shares within 60 days of March 31, 2015, and 1,659,255 Class A ordinary shares held by IDG-Accel China Capital L.P. and 76,624 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., both of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director. Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands.

(11)	Represents ordinary shares beneficially owned by Hunt 6-A Guernsey L.P. Inc., Hunt 7-A Guernsey L.P. Inc. and Hunt 7-A Guernsey L.P. Inc. Thomas Nicholas Hall disclaims beneficial ownership of our ordinary shares held by these entities, except to the extent of his pecuniary interest therein.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2015, of the 82,813,734 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 59.7% of our outstanding Class A ordinary shares, were in the form of ADSs. Most of our ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through Structure Contracts entered into among four of our wholly owned PRC subsidiaries, SouFun Media, SouFun Network, Beijing Tuo Shi Huan Yu, and Beijing Hong An Tu Sheng, and 12 of our consolidated controlled entities: Beijing Internet, Beijing Advertising, Beijing China Index, Beijing Technology, Beijing JTX Technology, Tianjin JTX Advertising, Shanghai Advertising, Shanghai China Index, Shanghai JBT, Beijing Li Tian Rong Ze, Beijing Hua Ju Tian Xia and Beijing Yi Ran Ju Ke. Certain of our consolidated controlled entities, namely, Beijing Li Tian Rong Ze Wan Jia, Shanghai BaoAn Property, Hanzhou Ji Ju Real Estate Broking, Beijing Tian Xia Dai Information Service, Guangxi Beibuwan Financial Information Consulting, Shenzhen Qian Hai Fang Guan Jia, Shenzhen Fang Chao, Shanghai Jia Tian Xia Financial Information and Wuhan SouFun Yi Ran Ju Ke, have not entered into Structure Contracts with our wholly owned PRC subsidiaries, because they are subsidiaries of Beijing Li Tian Rong Ze, Shanghai China Index, Beijing Technology, Beijing JTX Technology, and Beijing Yi Ran Ju Ke, as the case may be, which are parties to the Structure Contracts. The Structure Contracts include:

Exclusive Technical Consultancy and Services Agreements

Each of the abovementioned 12 consolidated controlled entities has entered into an exclusive technical consultancy and services agreement with SouFun Media, SouFun Network and/or Beijing Hong An Tu Sheng. Under these agreements, SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, has the exclusive right to provide such consolidated controlled entities with relevant technical services relating to such consolidated controlled entities’ business, such as IT system operations and maintenance services, or technology supporting services for such consolidated controlled entities’ advertising products. In exchange for these services, each of such consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The original term of each agreement is 10 years and SouFun Media, SouFun Network or Beijing Hong An Tu Sheng can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by such consolidated controlled entities.

Equity Pledge Agreements

In order to secure the payment obligations of each abovementioned 12 consolidated controlled entity under the exclusive technical consultancy and services agreements described above, except as disclosed below, the direct shareholders of each of such consolidated controlled entities, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have pledged to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng their entire respective ownership interests in such consolidated controlled entity. Under these agreements, the shareholders may not transfer the pledged equity interest without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be. Each of such SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, also has the right to collect dividends of the relevant consolidated controlled entities from the shareholders of such consolidated controlled entities. The agreements will remain valid for 10 years and can be extended at the sole discretion of the WFOEs.

Operating Agreements

Each of the abovementioned 12 consolidated controlled entities and such consolidated controlled entities’ shareholders have entered into an operating agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Under each of these agreements, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng have undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the relevant consolidated controlled entity under such consolidated controlled entity’s business contracts with third parties. In turn, each such consolidated controlled entity is required to pledge its accounts receivable and mortgage all of its assets as counter-security to SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. Each of such consolidated controlled entities and their direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and Beijing Advertising, as the case may be, have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of such consolidated controlled entity without the prior written consent of SouFun Media, SouFun Network or Beijing Hong An Tu Sheng. The original term of each agreement is 10 years. The agreements can be extended prior to expiration with written confirmation from SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, or can be terminated by SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, upon 30 days’ advance notice.

Shareholders’ Proxy Agreements

Each of the abovementioned 12 consolidated controlled entities has entered into a shareholders’ proxy agreement with SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, irrevocably entrusting SouFun Media, SouFun Network or Beijing Hong An Tu Sheng to exercise their respective rights as shareholders of such consolidated controlled entity to attend shareholders’ meetings and cast votes. SouFun Media, SouFun Network and Beijing Hong An Tu Sheng may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under this agreement. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. Each agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

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

Exclusive Call Option Agreements

Through exclusive call option agreements entered into between us and SouFun Media, SouFun Network or Beijing Hong An Tu Sheng, as the case may be, on the one hand, and each of the abovementioned 12 consolidated controlled entities and their respective direct shareholders, Mr. Mo, Mr. Dai, Beijing Internet and/or Beijing Advertising, on the other hand, we or any third party designated by us have the right to acquire from the direct shareholders of such consolidated controlled entities that are parties to the agreement, their entire respective equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above, or, in the case of Beijing China Index and Shanghai JBT, which did not borrow any loan from us, the proceeds from the exercise of the call option will be transferred to us as designated by the respective PRC subsidiaries. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

Telstra Private Placement

Investor’s Rights Agreement

In connection with the private placement by Telstra International in September 2010, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010, or the Investor’s Rights Agreement.

Pursuant to the Investor’s Rights Agreement, each of General Atlantic and Apax is entitled to nominate one director to our board so long as each of them, together with its affiliates, owns at least 10.0% of our outstanding Class A ordinary shares. Pursuant to the Investor’s Rights Agreement, the directors nominated by General Atlantic and Apax may also serve on our audit committee, compensation committee and nominating and corporate governance committee, or if this arrangement is not permitted under any laws, rules and regulations, be permitted to participate as non-voting observers in such committees. Immediately after the closing of our initial public offering, we appointed a director nominated by General Atlantic and a director nominated by Apax to our board. The General Atlantic and Apax nominees are not and do not serve as members of any of our committees; however, they may attend meetings of such committees and our practice is to permit all directors to attend any meetings of our committees. General Atlantic no longer has a nominee on our Board.

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

Related Party Loans

We did not have any related party loans outstanding and did not extend any loan to any related parties from January 1, 2014 to the date of this Form 20-F.

Other Related Party Transactions

We had relationships with the following related parties in 2014:

Name of Related Party	Relationship with SouFun
Vincent Tianquan Mo	Executive chairman of the board of directors, chief executive officer

Richard Jiangong Dai	Director and former chief executive officer of our Company

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Tianquan Vincent Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-Int’l Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC (“Upsky”)	A company under the control of Vincent Tianquan Mo

We had the following expenses from related party transactions during 2014:

	2014
	(US$ in thousands)
Office building leased from:
- Vincent Tianquan Mo	US$	174
Management fees incurred:
- Beihai Silver Beach		700
Hotel service fees incurred:
- Crowne Plaza		7
- Upsky		203

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period without consideration starting from March 1, 2012. Deemed rental expense of US$0.2 million and the corresponding shareholder contribution were included in our consolidated financial statements for 2014.

On April 1, 2013, we and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for 2014 were US$0.7 million.

In 2014, Crowne Plaza and Upsky provided hotel accommodations to our employees that amounted to US$7,000 and US$0.2 million, respectively.

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

In August 2014, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$82.4 million to holders of our ordinary shares and ADSs, payable to shareholders of record on August 18, 2014. As of December 31, 2014, all the declared dividends had been paid. In addition, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$82.8 million to holders of our ordinary shares and ADSs, payable to shareholders of record on March 13, 2015. As of the date of this Form 20-F, all the declared dividends have been paid.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)	(US$)
2012	5.12	2.32
2013
First Quarter	5.83	4.51
Second Quarter	5.56	4.12
Third Quarter	10.75	4.80
Fourth Quarter	16.89	8.82
2014
First Quarter	19.94	12.74
Second Quarter	15.67	8.52
Third Quarter	12.79	9.11
Fourth Quarter	11.11	6.78
October	11.11	8.64
November	9.74	7.85
December	8.96	6.78
2015
January	8.83	6.10
February	7.52	5.98
March	7.00	5.25
April (through April 27, 2015)	8.71	5.83

(1)	Trading prices for all periods represented through April 27, 2015 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share effective April 7, 2014.

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

Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued Circular 75, which required that PRC residents, whether natural or legal persons, register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity (an “Overseas SPV”) established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and make filings with SAFE afterwards upon the occurrence of certain material capital changes. On July 4, 2014, SAFE promulgated Circular 37 which replaced Circular 75. Pursuant to Circular 37, (i) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an Overseas SPV that is established or controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change in the PRC resident shareholder of the Overseas SPV, the name of the Overseas SPV, its term of operation, or any increase or reduction in the registered capital of the Overseas SPV, any share transfer or swap, and any merger or division. Any failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas shareholders.

As Circular 37 was recently promulgated, it remains unclear how it will be interpreted and implemented, and how or whether it applies to us. We cannot predict how it will affect our business operations or future strategies. If SAFE determines that Circular 37 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 37 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 37. If Circular 37 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficial owners to comply with Circular 37 may subject them to penalties under PRC foreign exchange regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

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

Dividends on Ordinary Shares or ADSs. Subject to the passive foreign investment company, or PFIC, discussion below, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs are generally treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. If you are a non-corporate U.S. holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions paid on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate as long as our ADSs continue to be readily tradable on the New York Stock Exchange. Based on existing guidance, it is not clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares are not themselves listed on a U.S. exchange. If, however, we are treated as a PRC “resident enterprise” under PRC law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, in which case dividends paid on our ordinary shares and ADSs would both be treated as qualified dividends (subject to the relevant holding period requirements). You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2014 taxable year or that we are likely to become one in any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the Internal Revenue Service, or IRS, will agree with us.

If we are a PFIC in any year, as a U.S. holder, you will generally be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs on an annual basis. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

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

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, if you are an individual, estate or trust whose income exceeds certain thresholds, you will be subject to a 3.8% Medicare contribution tax on net investment income, including, among other things, dividends on, and capital gains from, the sale or other taxable disposition of, your ordinary shares or ADSs, subject to certain limitations and exceptions.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2012, 2013 and 2014, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$9.1 million, US$15.9 million and US$14.6 million lower for 2012, 2013 and 2014, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China and Hong Kong that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2012, 2013 and 2014. We generally do not require collateral for accounts receivable.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sam Hanhui Sun is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. This code is publicly available on our website at ir.fang.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for 2013 and 2014:

	2013	2014
	(U.S. dollars in thousands)
Audit fees(1)	1,018	1,048
Audit-related fees(2)	267	-
Tax Fees(3)	40	-
Total	1,325	1,048

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with SEC filings.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

ITEM 19.

EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit No.	Description of Exhibit

1.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on August 3, 2012).

2.1	Specimen ordinary share certificate (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

2.2	Specimen American depositary receipt (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 18, 2014).

2.3	Form of Deposit Agreement (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on September 2, 2010).

2.4	Form of Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 filed with the SEC on January 31, 2011).

2.5	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) of our Registration Statement on Form F-6 filed with the SEC on May 15, 2012).

2.6	Form of Amendment No. 3 to Deposit Agreement (incorporated by reference to Exhibit (a) of our Registration Statement on Form F-6 filed with the SEC on March 18, 2014).

2.7	Form of Restricted Deposit Agreement by and among SouFun Holdings Limited, JPMorgan Chase Bank, N.A. and the holders of American depositary receipts issued thereunder (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form 6-K filed with the SEC on December 4, 2013).

2.8

Form of Indenture by and among SouFun Holdings Limited, JPMorgan Chase Bank, N.A. and the holders of American depositary receipts issued thereunder (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on December 18, 2013).

Certain instruments which define rights of holders of long-term debt of SouFun and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SouFun and its subsidiaries. We will furnish a copy of each such instrument to the SEC upon request.

4.1	Registration Rights Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated August 13, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.2	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.3	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.4	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.5	Investor’s Rights Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.6	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.7	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.8	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.8.1	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.8.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.9	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.9.1	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.9.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.10	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.10.1	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.10.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.11	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.11.1	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.11.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.12	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.12.1	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporation by reference to Exhibit 4.12.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.13	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.13.1

Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited (incorporation by reference to Exhibit 4.13.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.14	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.14.1	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporation by reference to Exhibit 4.14.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.15	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.15.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).

4.16	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Beijing China Index Information Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.17	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.18	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mr. Mo, Mr. Dai, Beijing Yi Ran Ju Ke Technology Development Co., Ltd. and SouFun Media Technology (Beijing) Co., Ltd. (incorporation by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.19	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mr. Mo, Mr. Dai, Beijing SouFun Internet Information Service, Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.20*	Summary Translation of Operating Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.21*	Summary Translation of Equity Pledge Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Mr. Mo.

4.22*	Summary Translation of Exclusive Technical Consultancy and Services Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Beijing Hua Ju Tian Xia Network Technology Co., Ltd.

4.23*	Summary Translation of Shareholders’ Proxy Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.24*	Summary Translation of Loan Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Mr. Mo.

4.25*	Summary Translation of Exclusive Call Option Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.26	Summary Translation of Real Estate Sale and Purchase Agreement among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.27*	Summary Translation of Real Estate Sale and Purchase Agreement II among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd.

4.28	Summary Translation of Share Purchase Agreement between Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.29	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.30	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.31	Sale and Purchase Agreement between SouFun Holdings Limited and Orchid Asia V, L.P. (incorporated by reference to Exhibit 99.6 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.32	Summary Translation of Investment Agreement among Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and the other parties thereto (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).

4.33	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).

4.34*	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.35*	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.36*	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.37*	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited.

8.1*	List of Subsidiaries and Consolidated Controlled Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming LLP.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman

Date: April 28, 2015

SouFun Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SouFun Holdings Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2015 expressed an unqualified opinion thereon.

/s/Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). SouFun Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, SouFun Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SouFun Holdings Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 of SouFun Holdings Limited and our report dated April 28, 2015 expressed an unqualified opinion thereon.

/s/Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2015

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares)

		As of December 31,
	Notes	2013	2014
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		581,010	354,760
Restricted cash, current		255,917	97,988
Short-term investments	6	10,138	455,184
Accounts receivable (net of allowance of US$15,019 and US$21,397 as of December 31, 2013 and 2014, respectively)	7	44,541	49,691
Funds receivable		37,124	62,163
Prepayments and other current assets	8	31,758	30,161
Commitment deposits		-	47,312
Loans receivable, current	9	-	79,641
Deferred tax assets, current	18	3,165	2,991

Total current assets		963,653	1,179,891

Non-current assets:
Property and equipment, net	10	221,442	217,105
Loans receivable, non-current	9	-	2,009
Restricted cash, non-current		257,499	109,495
Deferred tax assets, non-current	18	1,728	1,570
Deposit for non-current assets	11	38,140	86,515
Long-term investments	6	-	121,292
Prepayment for business acquisition	5	-	9,806
Other non-current assets	12	22,627	16,556

Total non-current assets		541,436	564,348

Total assets		1,505,089	1,744,239

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares)

		As of December 31,
	Notes	2013	2014
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	13	90,000	80,750
Deferred revenue(including deferred revenue of the People’s Republic of China (“PRC”) Domestic Entities and their subsidiaries without recourse to the Company of US$28,284 and US$30,671 as of December 31, 2013 and 2014, respectively)		115,043	119,042
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$57,380 and US$64,846 as of December 31, 2013 and 2014, respectively)	14	143,292	221,901
Customers’ refundable fees(including customers’ refundable fees of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$10,418 and US$17,637 as of December 31, 2013 and 2014, respectively)	15	53,066	42,392
Income tax payable(including income tax payable of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$95 and US$6,742 as of December 31, 2013 and 2014, respectively)		43,688	35,394
Amounts due to a related party	20	537	660

Total current liabilities		445,626	500,139

Non-current liabilities:
Long-term loans	13	180,750	100,000
Convertible senior notes	16	350,000	400,000
Deferred tax liabilities, non-current		84,767	111,026
Other non-current liabilities(including other non-current liabilities of the PRC Domestic Entities and their subsidiaries without recourse to the Company of US$7 and US$4 as of December 31, 2013 and 2014, respectively)		479	385
Total non-current liabilities		615,996	611,411

Total liabilities		1,061,622	1,111,550

Commitments and contingencies	22

Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollars (“HK$”) 1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,440,895 shares and 58,364,924 shares issued and outstanding as of December 31, 2013 and 2014, respectively	17	7,376	7,495
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2013 and 2014, respectively	17	3,124	3,124
Additional paid-in capital		89,071	101,072
Accumulated other comprehensive income		43,381	49,566
Retained earnings		300,515	471,352
Total SouFun Holdings Limited shareholders’ equity		443,467	632,609
Noncontrolling interests		-	80

Total shareholders’ equity		443,467	632,689

Total liabilities and shareholders’ equity		1,505,089	1,744,239

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2012	2013	2014
		US$	US$	US$

Revenues
Marketing services		249,861	278,322	294,484
E-commerce services		102,162	188,107	244,344
Listing services		72,874	161,547	145,654
Other value-added services		5,361	9,403	18,400
Total gross revenues		430,258	637,379	702,882

Cost of revenues
Cost of services		(80,863)	(102,488)	(145,739)
Total cost of revenues		(80,863)	(102,488)	(145,739)

Gross profit		349,395	534,891	557,143

Operating (expenses) income
Selling expenses		(80,056)	(101,935)	(147,874)
General and administrative expenses (including related party amounts of US$1,737, US$1,109 and US$1,084 for the years ended December 31, 2012, 2013 and 2014, respectively)		(70,780)	(83,384)	(100,571)
Other income		-	786	835

Operating income		198,559	350,358	309,533

Foreign exchange gain(loss)		90	3	(44)
Interest income		19,406	27,803	43,857
Interest expenses		(11,630)	(14,675)	(17,308)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale security of nil, US$821 and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	6	-	821	-
Government grants		1,298	4,031	7,205
Other-than-temporary impairment on available-for-sale securities	6	(14)	-	(8,417)
Gain on bargain purchase	4	-	102	-

Income before income taxes and noncontrolling interests		207,709	368,443	334,826

Income tax expenses	18	(55,905)	(69,781)	(81,609)

Net income		151,804	298,662	253,217

Net (loss) income attributable to noncontrolling interests		(6)	53	-
Net income attributable to SouFun Holdings Limited’s shareholders		151,810	298,609	253,217

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2012	2013	2014
		US$	US$	US$
Other comprehensive income, before tax
Foreign currency translation adjustments		1,378	20,150	(4,323)
Unrealized gain on available-for-sale securities		743	78	10,508
Reclassification adjustment for gain included in net income		-	(821)	-
Other comprehensive income, before tax		2,121	19,407	6,185
Income tax expense related to components of other comprehensive income		-	-	-
Other comprehensive income, net of tax		2,121	19,407	6,185
Comprehensive income		153,925	318,069	259,402
Comprehensive(loss) income attributable to noncontrolling interests		(6)	53	-
Comprehensive income attributable to SouFun Holdings Limited’s shareholders		153,931	318,016	259,402

Earnings per share for Class A and Class B ordinary shares
Basic	24	1.96	3.82	3.08
Diluted	24	1.85	3.54	2.87

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	24	77,365,156	78,101,205	82,163,135
Diluted	24	81,924,565	84,602,678	92,208,620

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollar (“US$”))

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	151,804	298,662	253,217
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	7,149	7,028	4,682
Depreciation of property and equipment	6,376	9,701	11,624
Deferred tax expenses	24,867	15,482	27,339
Allowance for doubtful accounts	12,339	13,437	17,377
Realized gain on available-for-sale security	-	(821)	-
Other-than-temporary impairment on available-for-sale security	14	-	8,417
Amortization of loan origination costs	2,558	3,483	1,812
Amortization of issuance costs for convertible senior notes	-	164	3,033
Deemed rental expense (Note 20)	142	175	174
Gain on bargain purchase	-	(102)	-

Changes in operating assets and liabilities:
Accounts receivable	(14,600)	(25,457)	(22,697)
Funds receivable	(7,600)	(29,288)	(25,173)
Prepayments and other current assets	1,266	(12,330)	8,799
Commitment deposits	-	-	(47,312)
Loans receivable, current	-	-	(2,009)
Loans receivable, non-current	-	-	(79,641)
Amounts due from a related party	1,595	-	-
Other non-current assets	(12,009)	107	(4,275)
Deferred revenue	4,510	46,426	4,420
Accrued expenses and other liabilities	27,032	41,408	50,085
Customers’ refundable fees	5,998	33,527	(10,502)
Income tax payable	7,452	6,398	15,064
Amounts due to a related party	-	537	120
Other non-current liabilities	-	(481)	(95)

Net cash generated from operating activities	218,893	408,056	214,459

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollar (“US$”))

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(49,260)	(9,984)	(1,268,688)
Proceeds from collection of loans to third parties	26,143	-	-
Proceeds from maturity of fixed-rate time deposits	31,781	25,843	822,804
Proceeds from disposal of available-for-sale security	-	1,464	-
Acquisition of property and equipment	(18,115)	(6,730)	(7,976)
Payment for business acquisitions	(111,367)	(12,781)	(9,806)
Acquisition of long-term investments	-	-	(119,312)
Proceeds from disposal of property and equipment	274	138	96
Deposits for non-current assets	(8,750)	(37,720)	(48,249)

Net cash used in investing activities	(129,294)	(39,770)	(631,131)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	16,681	26,011	12,485
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	636	-	80
Loan from noncontrolling interests	5,728	-	-
Proceeds from short-term loans	46,000	-	-
Proceeds from long-term loans	80,750	100,000	-
Repayment of short-term loans	(30,900)	(180,670)	(90,000)
Proceeds from issuance of convertible senior notes	-	350,000	50,000
Payment of issuance costs for convertible senior notes	-	(8,420)	(1,144)
Return of share capital to noncontrolling interest holder upon disposal of a PRC Domestic Entity’s subsidiary	-	(683)	-
Repayment of loans from noncontrolling interests	-	(5,728)	-
Payment of loan origination costs	(3,338)	(4,097)	(781)
Payment of dividends	(131,012)	(81,046)	(82,380)
Changes in restricted cash	(107,145)	(108,218)	303,805

Net cash (used in) generated from financing activities	(122,600)	87,149	(192,065)

Exchange rate effect on cash and cash equivalents	754	7,408	(1,643)

Net (decrease) increase in cash and cash equivalents	(32,247)	462,843	(226,250)

Cash and cash equivalents at beginning of year	150,414	118,167	581,010

Cash and cash equivalents at end of year	118,167	581,010	354,760

Supplemental schedule of cash flow information:
Income tax paid	13,187	38,705	12,198
Interest paid	8,959	13,884	16,069
Acquisition of property and equipment through utilization of deposits	-	111,367	-

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2011	53,813,918	24,336,650	10,032	49,838	21,853	-	21,853	10,185	75	91,983
Net income for the year	-	-	-	-	-	-	-	151,810	(6)	151,804
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	1,378	-	1,378	-	-	1,378
Unrealized gain on available-for-sale security	-	-	-	-	-	743	743	-	-	743
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	636	636
Contribution from shareholder (Note 20(b))	-	-	-	142	-	-	-	-	-	142
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(75)	(75)
Share-based compensation	-	-	-	7,149	-	-	-	-	-	7,149
Exercise of share options	2,199,817	-	284	12,508	-	-	-	-	-	12,792
Dividends declared (US$1.00 per Class A and Class B ordinary share;US$54,706 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	(79,043)	-	(79,043)

Balance as of December 31, 2012	56,013,735	24,336,650	10,316	69,637	23,231	743	23,974	82,952	630	187,509

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2012	56,013,735	24,336,650	10,316	69,637	23,231	743	23,974	82,952	630	187,509
Net income for the year	-	-	-	-	-	-	-	298,609	53	298,662
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	20,150	-	20,150	-	-	20,150
Unrealized gain on available-for-sale security	-	-	-	-	-	78	78	-	-	78
Reclassification adjustment for gain included in net income	-	-	-	-	-	(821)	(821)	-	-	(821)
Contribution from shareholder (Note 20(b))	-	-	-	175	-	-	-	-	-	175
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(683)	(683)
Share-based compensation	-	-	-	7,028	-	-	-	-	-	7,028
Exercise of share options	1,427,160	-	184	12,231	-	-	-	-	-	12,415
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$56,709 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	(81,046)	-	(81,046)

Balance as of December 31, 2013	57,440,895	24,336,650	10,500	89,071	43,381	-	43,381	300,515	-	443,467

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2013	57,440,895	24,336,650	10,500	89,071	43,381	-	43,381	300,515	-	443,467
Net income for the year	-	-	-	-	-	-	-	253,217		253,217
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(4,323)	-	(4,323)	-	-	(4,323)
Unrealized gain on available-for-sale securities	-	-	-	-	-	10,508	10,508	-	-	10,508
Contribution by noncontrolling interests									80	80
Contribution from shareholder (Note 20(b))	-	-	-	174	-	-	-	-	-	174
Share-based compensation	-	-	-	4,682	-	-	-	-	-	4,682
Exercise of share options	924,029	-	119	7,145	-	-	-	-	-	7,264
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$58,043 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	(82,380)	-	(82,380)

Balance as of December 31, 2014	58,364,924	24,336,650	10,619	101,072	39,058	10,508	49,566	471,352	80	632,689

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law. The accompanying consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its subsidiaries located, outside of the People’s Republic of China (the “PRC”) (the “non-PRC subsidiaries”), wholly foreign owned entities in the PRC(the “WOFEs”), entities controlled through contractual arrangements (the “PRC Domestic Entities”) and the PRC Domestic Entities’ subsidiaries. The Company, its non-PRC subsidiaries, WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of marketing services, e-commerce services, listing services and other value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2014 were as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Search Estate Holdings Limited(“Search Estate”)	July 21, 2014	BVI	100%	Investment holding

Next Milestone Holdings Limited(“Next Milestone”)	March 6, 2014	BVI	100%	Investment holding

Sou You Tian Xia Holdings (BVI) Limited (“Sou You Tian Xia (BVI)”)	August 31, 2011	BVI	100%	Investment holding

Best Scholar Holdings Limited(“Best Scholar”)	July 1, 2011	BVI	100%	Investment holding

China Property Holdings (BVI) Limited(“China Property(BVI)”)	April 26, 2011	BVI	100%	Investment holding

China Home Holdings (BVI) Limited (“China Home(BVI)”)	April 16, 2010	BVI	100%	Investment holding

Pendiary Investments Limited (“Pendiary”)	August 16, 2007	BVI	100%	Investment holding

Selovo Investments Limited (“Selovo”)	August 10, 2007	BVI	100%	Investment holding

Sou You Tian Xia Holdings Limited (“Sou You Tian Xia”)	August 31,2011	Cayman Islands	100%	Investment holding

China Property Holdings Limited(“China Property”)	April 26, 2011	Cayman Islands	100%	Investment holding

China Home Holdings Limited(“China Home”)	April 16, 2010	Cayman Islands	100%	Investment holding

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Walkinston PTE. Limited (“Walkinston”)	November 3, 2014	Singapore	100%	Investment holding

Wall Street Index Research Center LLC (“Wall Street”)	November 1, 2011	United States of America	100%	Investment holding

Best Scholar Holdings (Delaware) Limited(“Best Scholar(Delaware)”)	March 3, 2011	United States of America	100%	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	100%	Investment holding

Sou You Tian Xia Holdings (HK) Limited (“Sou You Tian Xia (HK)”)	September 28, 2011	Hong Kong	100%	Investment holding

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	100%	Investment holding

China Home Holdings (HK) Limited (“China Home(HK)”)	May 12, 2010	Hong Kong	100%	Investment holding

China Institute of Real Estate Agents Limited (“China Institute of Real Estate Agents”)	May 12, 2010	Hong Kong	100%	Investment holding

Bravo Work Investments Limited (“Bravo Work”)	October 29,2007	Hong Kong	100%	Investment holding

China Index Academy Limited (“China Index Academy”)	October 26,2007	Hong Kong	100%	Investment holding

SouFun International Limited (“SouFun International”)	August 7, 2000	Hong Kong	100%	Investment holding

Shanghai Jia Tian Xia Financing Guarantee Co.,Ltd (“Shanghai Jia Tian Xia Financing Guarantee”)*	January 22, 2015	PRC	100%	Provision of financing guarantee services

Shanghai SouFun Microfinance Co.,Ltd. (“Shanghai SouFun Microfinance”)*	January 19, 2015	PRC	70%	Provision of Microfinance services

Tianjin Jia Tian Xia Commercial Factoring Co.,Ltd. (“Tianjian Jia Tian Xia Commercial Factoring”)	December 22, 2014	PRC	100%	Provision of commercial factoring services

Chongqing Tian Xia Dai Microfinance Co.,Ltd. (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	100%	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co.,Ltd. (“Tianjin Jia Tian Xia Microfinance”)	December 5, 2014	PRC	100%	Provision of microfinance services

Beijing Fang Tian Xia Decorative Engineering Co.,Ltd. (“Beijing Fang Tian Xia Decorative Engineering”)	October 15, 2014	PRC	100%	Provision of home decorservices

Beihai Tian Xia Dai Microfinance Co.,Ltd. (“Beihai Tian Xia Dai Microfinance”)	September 12, 2014	PRC	100%	Provision of microfinance services

* In accordance with PRC regulations on establishing financing companies, the initial transfer of share capital must be completed prior to the registration with PRC authorities. The initial transfer of share capital was completed during the year ended December 31, 2014. The subsequent registration procedures were approved in January 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beihai Tian Xia Dai Financing Guarantee Co.,Ltd.(“Beihai Tian Xia Dai Financing Guarantee”)	August 29, 2014	PRC	100%	Provision of finance guarantee services

Jia Tian Xia Network Technology Co., Ltd.(“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Jia Ye Network Technology Co., Ltd. (“Hong An Jia Ye Network”)	December 20, 2013	PRC	100%	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	August 27, 2013	PRC	100%	Provision of technology and information consultancy services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	75%*	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	75%**	Operation and management of hotel, restaurant and other catering business

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Si Kai Property Co., Ltd.(“Beijing Si Kai Property”)(formerly known as “Beijing Sou You Tian Xia”)	May 24, 2012	PRC	100%	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	March 1, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd. (“Zhongzhi XunBo”)	January 6, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Shang Li Nian Network Technology Co., Ltd. (“Beijing Jia Shang”)	June 9, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co.,Ltd. (“Beijing TuoShi”)	March 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	January 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd. (“Beijing Zhongzhi”)	June 5, 2007	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

**Shanghai China Index owns the remaining 25% equity interest.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai SouFun Information Co., Ltd. (“SouFun Shanghai”)	May 31, 2000	PRC	100%	Provision of technology and information consultancy services

Shenzhen Qian Hai Fang Guan Jia Co.,Ltd.(“Shenzhen Qian Hai Fang Guan Jia”)	October 22, 2014	PRC	Nil	Provision of property management consultancy services

Guangxi Beibuwan Financial Information Consulting Co., Ltd. (“Guangxi Beibuwan Financial Information Consulting”)	July 2, 2014	PRC	Nil	Provision of finance information consultancy services

Shanghai Shiji Jia Tian Xia Financial Information service Co., Ltd. (“Shanghai Jia Tian Xia Financial Information”)	April 28, 2014	PRC	Nil	Provision of finance information services

Beijing Tianxia Dai Information service Co., Ltd. (“Tianxia Dai Information”)	April 9, 2014	PRC	Nil	Provision of finance information services

Hanzhou Ji Ju Real Estate Broking Co., Ltd. (“Hanzhou Ji Ju”)	December 23, 2013	PRC	Nil	Provision of real estate agency services and real estate information services

Wuhan SouFun Yi Ran Ju Ke Real Estate Broking Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	December 13, 2013	PRC	Nil	Provision of real estate agency services and real estate information services

Shanghai BaoAn Property Management Co., Ltd. (“Shanghai BaoAn Property”)	March 31, 2013	PRC	Nil	Property Management

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze Wan Jia”)	December 1, 2012	PRC	Nil	Provision of marketing services and listing services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)***	July 25, 2012	PRC	Nil	Provision of technology and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	September 10, 2011	PRC	Nil	Provision of marketing services, rental services and real estate agency services

Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

*** Beijing Hua Ju Tian Xia was originally established as a WOFE by the Company in July 2012. In December 2014, the Company transferred its equity interest in Beijing Hua Ju Tian Xia to Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and simultaneously entered into a series of Contractual Agreements, as defined in Note 1, to obtain control over Beijing Hua Ju Tian Xia.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	December 12, 2006	PRC	Nil	Provision of other value-added services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Nil	Provision of real estate agency services, marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services, listing services and e-commerce services

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries. The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and Richard Jiangong Dai, director of the board and the former chief executive officer of the Company. The effective control of the PRC Domestic Entities is held by the Company through four of its WOFEs, SouFun Network, SouFun Media, Beijing Tuoshi and Beijing Hong An, as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

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

The legal shareholders irrevocably appoint the WOFEs to act as proxy for the legal shareholders to exercise their respective rights as shareholders of the PRC Domestic Entities to attend shareholders' meetings and cast votes. The agreements will remain valid until terminated upon written consent by the WOFEs, the PRC Domestic Entities and their legal shareholders or by their successors.

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

Supplementary Agreements

In addition to the above contractual agreements, the Company, the WOFEs, the PRC Domestic Entities and their legal shareholders entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the Company, the WOFEs, the PRC Domestic Entities and their shareholders. While this supplementary agreement was signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. All provisions in the supplementary agreement have been incorporated into the contractual agreements signed subsequent to March 2010. Pursuant to the supplementary agreement:

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

Through the design of the aforementioned agreements, the shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company has determined that the three WOFEs are the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Rule 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”)and value added taxes (“VAT”)relating to service fees charged by the WOFEs are recorded as cost of services.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows were as follows:

	As of December 31,
	2013	2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	135,814	28,856
Restricted cash, current	255,917	97,988
Short-term investments	10,138	22,774
Accounts receivable (net of allowance of US$3,595 and US$4,719 as of December 31, 2013 and 2014, respectively)	13,177	11,847
Commitment deposits	-	47,312
Prepayments and other current assets	21,549	20,553
Deferred tax assets, current	565	1,462

Total current assets	437,160	230,792

Non-current assets:
Property and equipment, net	16,068	18,166
Long-term investments	34,251	120,819
Restricted cash, non-current	224,039	109,495
Deferred tax assets, non-current	11	271
Prepayment for business acquisition	-	9,806
Other non-current assets	10,466	7,814

Total non-current assets	284,835	266,371

Total assets	721,995	497,163

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2013	2014
	US$	US$
Current liabilities:
Deferred revenue	28,284	30,671
Accrued expenses and other liabilities	57,380	64,846
Customer’s refundable fees	10,418	17,637
Income tax payable	95	6,742
Intercompany payable to the WOFEs	409,983	137,168

Total current liabilities	506,160	257,064

Non-current liabilities:
Other non-current liabilities	7	4

Total non-current liabilities	7	4

Total liabilities	506,167	257,068

Net assets	215,828	240,095

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Total revenues	157,859	93,715	107,950
Net income	58,898	10,131	25,464

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Net cash generated from (used in) operating activities	109,216	211,049	113,176
Net cash (used in) generated from investing activities	(32,406)	14,427	(113,148)
Net cash (used in) generated from financing activities	(71,151)	(117,616)	(106,688)

The PRC Domestic Entities had no intercompany payable to the WOFEs for accrued service fees as of December 31, 2013 and 2014, whereas the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities were nil during the years ended December 31, 2012,2013 and 2014.

As of December 31, 2014, except for the current and non-current restricted cash of US$207,483 pledged to secure bank borrowings of the Group (Note13), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, including the official website www.fang.com, which are used for the Group’s business operations. All of these revenue-producing assets were internally developed, for which the Group did not incur significant development costs. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

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

Business Combinations

The Group accounts for its business combinations in accordance with ASC 805,“Business Combinations”, which requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The costs directly attributable to the acquisition are expensed as incurred. During the measurement period, the acquiring entity recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combinations (continued)

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

Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Group’s bank loans (Note 13). The restricted cash is not available for withdrawal or the Group’s general use until after the corresponding bank loans are repaid.

Investments

All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value.

The Group accounts for its investments in accordance with ASC 320, “Investments-Debt and Equity Securities”. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income.

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

Investments (continued)

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. An impairment loss of US$14, nil and US$8,417 was recognized for the years ended December 31, 2012, 2013 and 2014, respectively.

In accordance with ASC 325“Investments-Other”, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss was recognized for the year ended December 31, 2014.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable as of December 31, 2013 and 2014.

Commitment deposits

Commitment deposits represent cash paid to real estate developers for the right to provide sales agency services for their real estate projects. The commitment deposits are refundable at specified dates and are classified accordingly.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commitment deposits (continued)

In the event of default, the Group is entitled to collateral or other forms of security from the real estate developers, which it can then resell to recover its original commitment deposit. The Group’s recovery of its original commitment deposit is dependent on market conditions. As of December 31, 2014, no commitment deposits were in default.

The Group considers many factors in assessing the collectability of commitment deposits, such as the age of the amounts due, as well as the real estate developer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Commitment deposits are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for commitment deposits as of December 31, 2014.

Loans receivable

Loans receivable consists primarily of secured loans in the form of entrusted loans and mortgage loans and unsecured loans to borrowers that have passed the Group’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Group to the borrowers generally range from one to thirty-six months.

In accordance with ASC 310, “Receivables”, an allowance for doubtful accounts is recorded when, based on current information and events, it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Each individual loan receivable is assessed for impairment on a quarterly basis.

Commencing in August 2014, the Group entered into arrangements with third-party investors under which the Group sold its economic benefits in certain mortgage loans receivable in exchange for cash. Sales of mortgage loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing”. The Group derecognizes the mortgage loans receivable if (i) the loans have been legally isolated from the Group; (ii) there are no constraints on investors to pledge or exchange the mortgage loans; and (iii) the Group does not maintain effective control over the mortgage loans.

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Office equipment	5 years	5-10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or economic lives	-
Buildings	12 -38 years	-

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, Net (continued)

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

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, funds receivable, investments including cost method investment and available-for-sale securities, loans receivable, commitment deposits, short-term loans, long-term loans, amounts due to a related party and convertible senior notes (Note 16) and related derivative liabilities. As of December 31, 2013 and 2014, the carrying values of these financial instruments, other than the cost method investment, available-for-sale securities, long-term loans, convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale securities were recorded at fair value based on quoted price in active markets as of December 31, 2014. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair value of the convertible senior notes based on a market approach was approximately US$353,316 as of December 31, 2014, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures”. When determining the estimated fair value of the convertible senior notes, the Group used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2013 and 2014. The Group determined that it was not practicable to estimate the fair value of its cost method investment as of December 31, 2014 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

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

The Group measures its available-for-sale securities at fair value using quoted prices from the active markets.

Assets measured at fair value on a recurring basis as of December 31, 2014 are summarized below. There were no such assets as of December 31, 2013.

	Fair Value Measurement at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
	US$	US$	US$	US$

Available-for-sale securities	59,035			59,035

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

Marketing Services

The Group offers marketing services on the Group’s websites and mobile applications (“mobile apps”), primarily presented as banner advertisements, floating links, logos and other media insertions (“forms of services”). These services are offered to real estate developers and providers of products and services for home decoration and improvement. Marketing services allow advertisers to place advertisements on particular areas of the Group’s websites and mobile apps, in particular formats and over particular periods of time. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

The service fee is negotiated between the customer and the Group but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. Historically, the service fee has varied widely for marketing services and such variation in prices exists even when the same forms of services is provided in the same location of the Group’s websites and mobile apps and for the same service duration. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Group’s websites and mobile apps over the specified service period. The Group performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenues are recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, “Revenue Recognition”.

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

Marketing Services (continued)

The Group updated the BESP for each deliverable during the year ended December 31, 2014. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) SouFun membership services

The Group enters into arrangements with real-estate developers, pursuant to which the Group charges its customers RMB5,000.00 to RMB20,000.00 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Group. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Group are refundable before a purchase of the specified properties at a discount is made by the customers. Revenues are recognized by the Group when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as “customers’ refundable fees” (Note 15).

Commencing in 2013, the Group, real-estate developers and advertising agencies entered into tri-party cooperation arrangements for certain SouFun membership services. When customers use their SouFun membership cards to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the SouFun membership services is remitted to the marketing agents. The Group recognized revenues from this type of SouFun membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by the Group as it is an agent in the arrangement. Commencing in 2014, the Group entered into cooperation arrangements directly with real-estate developers for SouFun membership services. The Group either engages third-party real estate agents or places advertisements with marketing agents to promote the real-estate projects. The Group recognized revenues from this type of SouFun membership services on a gross basis, representing the proceeds received from the real-estate developers, as the Group is the primary obligor in the arrangement. Payments to third-party real estate agents are recorded as cost of sales, while payments to marketing agents are recorded as selling expenses. The portion to be remitted to third-party real estate agents and marketing agents is recorded as amounts payable to sales and marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets (Note 14).

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services (continued)

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

(3) Direct sales services

Commencing in 2014, the Group launched direct sales services for new homes. The Group promotes property developments of its developer clients primarily through its websites and mobile apps. Potential buyers can register with the Group free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Group provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Group offers from its partner developers. The Group charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Revenues are recognized by the Group when confirmation of the sale is received from the real-estate developers, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605.

Listing Services

Listing service revenues consist of revenues derived from both basic listing services and special listing services.

The Group’s basic and special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

(1)	Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites and mobile apps available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition”, revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

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

Other Value-added Services

The Group generates revenues from other value-added services including subscription services for access to the Group’s information database, consulting services for customized and industry-related research reports and indices, and financing services for property buyers, real estate developers and other borrowers. Revenues derived from subscription services for access to the Group’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed. Revenues derived from loan interest income and annual service fees are recognized in other value-added services using the effective interest rate method.

The Group’s business is subject to BT, VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45,“Revenue Recognition—Principal Agent Considerations”, all such BT, VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. BT, VAT and related surcharges and cultural construction fees for the years ended December 31, 2012, 2013and 2014 were US$28,901, US$38,783 and US$44,003, respectively.

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

Cost of Revenues

Cost of revenues consists of employee costs, BT, VAT and surcharges, server and bandwidth leasing fees, payments to third-party real estate agents in connection with SouFun membership services and other direct costs incurred in providing the related services. These costs are expensed when incurred.

In addition, cost of revenues includes the 5% BT or 6% of VAT for the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2012, 2013 and 2014, the advertising expenses were US$6,525, US$8,627 and US$6,202, respectively.

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

Share-based Compensation

The Group’s employees and directors participate in the Group’s share-based award incentive plan which is more fully discussed in Note 19. The Group applies ASC 718, “Compensation-Stock Compensation”, to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

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

Comprehensive Income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the consolidated balance sheets, includes the cumulative foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

Recent accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the criteria for reporting discontinued operations and requires new disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. The new guidance amends the definition of a discontinued operation in ASC 205-20 to be a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” ASU2014-08is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may early adopt the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this standard.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

On May 28, 2014, the FASB and International Accounting Standards Board (“IASB”) issued the converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB issued guidance codified in ASC 606, “Revenue Recognition–Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. On April 1, 2015, the FASB decided to propose a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under U.S. GAAP. The Group is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. It requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2014, the Group has US$1,017,427 in cash and cash equivalents, restricted cash (current and non-current) and short-term investments, 74.6% and 25.4% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable financial institutions with high credit ratings to deposit its assets. The Group regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group regularly reviews the creditworthiness of its customers, and requires collateral from its customers in certain circumstances when accounts receivables become long overdue.

Funds receivable represent amounts due from third-party payment service providers. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable.

The Group is exposed to default risk on its loans receivable. Each individual loan receivable is assessed for impairment on a quarterly basis. Borrowers are restricted to one outstanding loan balance. As of December 31, 2014, no single borrower comprises a significant portion of the Group’s loan portfolio.

The Group regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenue for the year ended December 31, 2012, 2013 and 2014.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS(continued)

Concentration of Revenues

Revenues from marketing services represented 58%, 44% and 42% of the total gross revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Any disruption in the provision of marketing services to customers may adversely affect the Group’s business, financial condition and results of operations.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	BUSINESS ACQUISITION

Business acquisition completed in 2013:

During the year ended December 31, 2013, the Group completed its acquisition of a property, consisting of offices, retail space and a hotel, from China BaoAn Group Co., Ltd (“BaoAn”).The property acquired from BaoAn was considered a business as defined in ASC 805. Accordingly, the acquisition was accounted for as a business acquisition (the “BaoAn Acquisition”). The Group intended to use the property as an office and a training center to support the Group’s business expansion in the eastern region of the PRC. The purchase price was less than the fair values of the tangible assets acquired and liabilities assumed, resulting in a gain on bargain purchase which was recognized as of the acquisition date. The Group completed the valuation necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of gain on bargain purchase was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

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

The excess of the fair value of the identifiable net assets acquired over the cost of acquisition as of the acquisition date of US$102 was recognized as a gain on bargain purchase in the consolidated statements of comprehensive income for the year ended December 31, 2013. The Group performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The US$102 gain on bargain purchase was primarily attributable to the purchase price being fixed prior to the closing date of the transaction and the fair value of the property acquired increased during the intervening period. The acquisition related costs were insignificant. Deferred tax liabilities amounting to US$16,368 were recognized on the fair value step-up of the property acquired in the BaoAn Acquisition.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

4.	BUSINESS ACQUISITION(continued)

	For the Years Ended December 31,
	2012	2013
	US$	US$

Pro forma total revenues	430,258	637,379
Pro forma net income	149,495	298,376
Pro forma net income per ordinary share-basic	1.93	3.82
Pro forma net income per ordinary share-diluted	1.82	3.53

There were no business acquisitions in 2014.

5.	PREPAYMENT FOR BUSINESS ACQUISITION

On December 22, 2014, the Group entered into an agreement to acquire a 60% equity interest in Beijing Run Ze Microfinance Limited (“Run Ze”), an operator of a micro loan business, for a cash consideration of US$9,806. As of December 31, 2014, the Group paid an interest-free deposit of US$9,806. The Group can cancel the transaction and receive a refund on its deposit, if the necessary regulatory approvals have not been obtained by June 30, 2015.

6.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of December 31,
	2013	2014
	US$	US$
Short-term investments
Fixed-rate time deposits	10,138	455,184

Long-term investments:
Available-for-sale securities:
-Color Life Service Group ("Color Life")	-	24,091
-Hopefluent Group Holdings Limited ("Hopefluent")	-	34,944
	-	59,035
Cost method investment:
-Tospur Real Estate Consulting Co., Ltd. ("Tospur")	-	62,257

	-	121,292

As of December 31, 2013 and 2014, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$827, US$758 and US$27,166 was recognized for the years ended December 31, 2012, 2013 and 2014, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

6	INVESTMENTS (continued)

On November 4, 2010, the Group acquired 714,285 American depositary shares of SYSWIN Inc., a US listed company, at a consideration of US$5,000. Due to a decline in the fair value of the investment below its cost base, an other-than-temporary impairment loss of US$14 was recognized for the year ended December 31, 2012. On April 9, 2013, SYSWIN Inc. announced the completion of the merger with Brilliant Acquisition Limited, a wholly owned subsidiary of Brilliant Strategy Limited (the “Merger”). As a result of the Merger, SYSWIN Inc. became a wholly owned subsidiary of Brilliant Strategy Limited. As part of the Merger, each ordinary share of SYSWIN Inc. (a "Share") issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive US$0.5125 cash. Each ADS, consisting of four Shares, represents the right to receive US$2.05 cash without interest and is subject to $0.05 per ADS cancellation fees and applicable withholding taxes. A realized gain of US$821 from the disposal of the investment in SYSWIN Inc. was recognized for the year ended December 31, 2013.

On June 27, 2014, the Company acquired 27,551,733 shares of Color Life, a Hong Kong listed company, at a consideration of US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2014, the market price of Color Life was US$24,091 and the unrealized gain of US$10,508 was recorded in other comprehensive income.

In November 2014, the Company acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, at a total consideration of US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. During the year ended December 31, 2014, the market price of Hopefluent declined significantly. As a result, an other-than-temporary impairment loss of US$8,417 was recognized for the year ended December 31, 2014 and the new cost base of the available-for-sale security was US$34,944 as of December 31, 2014.

On December 10, 2014, the Group acquired 16% of the share capital of Tospur, a non-listed company, at a consideration of US$62,257. The investment in Tospur was classified as a cost method investment, as the Group does not have significant influence over Tospur. No impairment on the investment in Tospur was recognized for the year ended December 31, 2014.

The following is a summary of the available-for-sale securities as of December 31, 2014:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$

December 31, 2014
-Color Life	13,583	10,508	-	24,091
-Hopefluent	34,944	-	-	34,944

	48,527	10,508	-	59,035

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

7.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2013	2014
	US$	US$

Accounts receivable	59,560	71,088
Allowance for doubtful accounts	(15,019)	(21,397)

Accounts receivable, net	44,541	49,691

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	9,217	12,122	15,019
Additional provision charged to expenses	12,339	13,437	17,377
Write-offs	(9,460)	(10,953)	(10,933)
Foreign currency translation adjustments	26	413	(66)

Balance at end of year	12,122	15,019	21,397

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Prepaid expenses	4,498	4,800
Advance to employees	696	1,121
Rental and other deposits	653	858
Interest receivable	14,411	20,722
Receivable from a broker for exercise of employee stock options	807	667
Deposit for non-current assets	8,037	-
Others	2,656	1,993

	31,758	30,161

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

During the year ended December 31, 2012, the Group paid a refundable deposit of US$8,750 for the purchase of 10,000 square meters of an office building in Hengshui, Hebei province in the PRC. The Group withdrew the purchase plan due to changes in government planning regulations which resulted in the office building no longer being suitable for the Group’s requirements. In July 2013, the Group signed a repayment agreement with the counterparty, pursuant to which the counterparty is obligated to repay the prepayment in installments based on an agreed payment schedule at no interest. As of December 31, 2013, US$713 was repaid. The remaining balance of US$8,037 was fully repaid by February 2014.

9.	LOANS RECEIVABLE

Commencing in August 2014, The Group introduced its financial services and launched its financial platform www.txdai.com. The Group provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet its credit assessment requirements. The loans to home buyers and other borrowers are primarily originated through the Group’s online financial service channel on its website. The Group also promotes financing services to customers to provide the increased convenience of one-stop real estate brokerage services. The Group charges borrowers interest and service fees. Most of the loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. The loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, the Group generally provides loans to real estate developers using an “entrusted loan” structure. Under entrusted loan arrangements with commercial banks, the Group provides loans to borrowers with funds released by the commercial banks from the Group’s trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on the Group’s behalf and receive service fees. The Group, as opposed to the commercial banks, bears the credit risk of the entrusted loans.

Loans receivable consisted of the following:

	As of December 31,
	2013	2014
	US$	US$
Current
Secured
-Entrusted loans	-	17,413
-Mortgage loans	-	11,943
	-	29,356
Unsecured loans	-	50,285
Less: Allowances for doubtful debts	-	-

	-	79,641

Non-current
Secured
-Mortgage loans	-	41
	-	41
Unsecured loans	-	1,968
Less: Allowances for doubtful debts	-	-

	-	2,009

As of December 31, 2014, the loan period of entrusted loans ranged from six to twelve months and had interest rates ranging from 12% to 20%. The entrusted loans were secured by collateral that had a market value ranging from 103% to 174% of the entrusted loans as of December 31, 2014.

As of December 31, 2014, the loan period of mortgage loans ranged from one to eighteen months and had interest rates ranging from 6 to 9.6%. The mortgage loans were secured by collateral that had a market value ranging from 146% to 1103% of the mortgage loans as of December 31, 2014.

As of December 31, 2014, the loan period of credit loans ranged from one to thirty-six months and had interest rates ranging from 4% to 12%.

On a quarterly basis, the Group assesses each individual loan receivable for impairment. As part of its impairment assessment, management considers the timeliness of collections to date, changes in the value of collateral provided by the borrowers and expected default rates. For the year ended December 31, 2014, none of the loans receivable with material balance was in default and no impairment loss was recognized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

9.	LOANS RECEIVABLE (continued)

Commencing in August 2014, the Group entered into arrangements with third-party investors under which the Group sold its economic benefits in certain mortgage loans receivable in exchange for cash on the website. The investors generally will receive interest at interest rates equal to those charged by the group. The Group continues to provide (i) limited administrative services in the form of collection and payment services to the borrowers and investors and (ii) a guarantee to the investors in the event of default by the borrowers. The nature of these continuing involvements does not constitute control over the transferred mortgage loans receivable. During the year ended December 31, 2014, US$15,746 in mortgage loans receivable were derecognized in accordance with ASC 860. No gains or losses were recorded on the sales of mortgage loans receivable, as the cash proceeds received equaled to the outstanding principal amounts. In accordance with ASC 460, “Guarantees”, the Group determined that the fair value of the guarantee provided on the transferred mortgage loans receivable was insignificant as of December 31, 2014.

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Buildings	182,320	183,754
Office equipment	16,329	20,175
Motor vehicles	2,747	3,305
Leasehold improvement	6,454	7,005
Land	37,421	37,421

Total	245,271	251,660
Less: Accumulated depreciation	(23,829)	(34,555)

	221,442	217,105

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

10.	PROPERTY AND EQUIPMENT, NET (continued)

Depreciation expense amounted to US$6,376 and US$9,701 and US$11,624 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group is still in the process of obtaining the property ownership certificates for certain buildings with a net carrying amount of US$12,832. As the transfer of ownership of the buildings has been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Group, the Group has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets on the consolidated balance sheets as of December 31, 2013 and 2014.

11.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Buildings	38,140	85,722
Land use rights	-	793

Total	38,140	86,515

Deposit for buildings represented an interest free non-refundable deposit for the purchase of 46,628 square meters of an office building and 373 parking spots in Chengdu, Sichuan province in the PRC.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Rental and other deposits	2,312	2,261
Interest receivable	11,401	7,504
Issuance costs for convertible senior notes (Note 16)	8,256	5,670
Others	658	1,121

	22,627	16,556

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

13.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Short-term loans	90,000	80,750

Long-term loans	180,750	100,000

Short-term loans outstanding as of December 31, 2013 and 2014 represent US$ denominated bank borrowings of US$90,000 and US$80,750, respectively, obtained from financial institutions in the United States, Singapore and Hong Kong. These bank borrowings are secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$99,601 and US$97,988 as of December 31, 2013 and 2014, respectively. Pledged deposits amounting to US$97,988 (2013: US$83,797) and nil (2013: US$15,804) were classified as “restricted cash, current” and “restricted cash, non-current” on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates of London InterBank Offered Rate (“LIBOR”) plus 2.6% (2013: plus 2.5% to LIBOR plus 2.7%).During the year ended December 31, 2014, the loans outstanding as of December 31, 2013 amounting to US$90,000 were fully repaid and the related pledged deposits amounting to US$99,601 were released by the respective financial institutions.

Long-term loans outstanding as of December 31, 2013and 2014 represent six and two US$ denominated bank borrowings with an aggregate amount of US$180,750 and US$100,000, respectively, obtained from financial institutions in the United States, which will be due in the third quarter of 2015 and 2016. These bank borrowings are secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$208,235 and US$109,495, respectively. These pledged deposits are classified as “restricted cash, non-current” on the consolidated balance sheets. The long-term bank borrowings are repayable on demand if the Group is not in compliance with certain covenants and provisions stipulated in the loan agreements and bear interest rates ranging from LIBOR plus 1.7% to LIBOR plus 2.6%. US$80,750 of the long-term loans as of December 31, 2013 was reclassified to short-term loans as of December 31, 2014 as the maturity period was within one year.

The Group repaid short-term borrowings of US$180,670 during the year ended December 31, 2013. However, due to administrative delays in releasing the RMB denominated pledged deposits by the respective financial institutions in the PRC, bank deposits of US$172,120 and US$33,460 remained classified as “restricted cash, current” and “restricted cash, non-current”, respectively, on the consolidated balance sheets as of December 31, 2013. The US$205,580 pledged deposits were released by the respective financial institutions during the year ended December 31, 2014.

The Group had undrawn lines of credit with various financial institutions of US$187,670 and US$59,999 as of December 31, 2013 and 2014, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2013	2014
	US$	US$

Payroll and welfare benefit	25,692	22,404
Other taxes and surcharges payable	37,375	45,705
Accrued unrecognized tax benefits and related interest and penalties (Note 18)	34,045	75,483
Amounts payable to employees	6,524	2,391
Amounts payable to sales and marketing agents(Note 2)	26,714	61,463
Refundable rental deposits	1,212	1,221
Accrued rental expenses	775	759
Others	10,955	12,475

	143,292	221,901

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

15.	CUSTOMERS’ REFUNDABLE FEES

A roll-forward of customers’ refundable fees was as follows:

	As of December 31,
	2013	2014
	US$	US$
Balance at beginning of year	18,449	53,066
Cash received from customers during the year	375,363	475,590
Revenue recognized in earnings during the year	(188,102)	(229,985)
Remitted and payable to sales and marketing agents during the year	(42,460)	(98,085)
Refunds paid during the year	(111,272)	(158,022)
Foreign currency translation adjustments	1,088	(172)
Balance at end of year	53,066	42,392
F-49

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	CONVERTIBLE SENIOR NOTES

On December 4, 2013, the Company issued convertible senior notes to Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC (collectively, the “Initial Purchasers”), for an aggregate principal amount of US$350,000. Additionally, the Company granted the Initial Purchasers an overallotment option to purchase, exercisable within a 30-day period, up to an additional US$50,000 principal amount of convertible senior notes (the “Overallotment Option”) (collectively “the Notes”). The overallotment option was exercised and closed on January 3, 2014.

The Notes (i) mature on December 15, 2018, unless earlier repurchased, redeemed or converted; and (ii) bear cash interest from December 10, 2013 at an annual rate of 2.00% payable on June 15 and December 15 of each year, beginning on June 15, 2014. The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations or the occurrence of certain events of default as defined in the indenture of the Notes. Upon the payment of a cash dividend to the Company’s Class A ordinary shares, the Company may, at its election, pay holders of the Notes (the “Holders”) an additional cash payment equivalent to the fair value of any such cash dividend (based on the then current conversion rate of the Notes) in lieu of an adjustment to the conversion rate of the Notes which would otherwise be required pursuant to the terms of the indenture to the Notes. These features that potentially trigger additional interest payments are collectively referred to as the “contingent interest features” hereinafter.

The Holders may convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The conversion rate for the Notes was initially 49.2402 ADSs per US$1,000.00 principal amount of Notes, which is equivalent to an initial conversion price of US$20.31 per ADS. The conversion rate is subject to adjustment if certain events, such as distribution of stock dividends and grants of rights, options or warrants to shareholders, as described in the indenture of the Notes occur. In addition, following certain corporate events as defined in the indenture of the Notes that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event (the “make-whole fundamental change provision”).

The Company may not redeem the Notes prior to the maturity date, except in the event of certain changes to tax laws as defined in the indenture of the Notes in which case the Company will have the option to redeem, in whole but not in part, the Notes for a purchase price equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to the redemption date. The Holders have the right to require the Company to repurchase for cash all or part of their Notes on December 15, 2016 and following a fundamental change as defined in the indenture of the Notes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes are senior unsecured obligations and rank (i) senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; (ii) equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities of the subsidiaries or consolidated controlled entities of the Company.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

16.	CONVERTIBLE SENIOR NOTES (continued)

The total net proceeds of the Notes, after deducting offering expenses, were US$390,455. The Company intends to use the net proceeds of the Notes for general corporate purposes, including new products and services, working capital, capital expenditures, business expansion and potential acquisitions of businesses, technologies or products.

Total issuance costs of US$9,545, which were capitalized in “other non-current assets” on the consolidated balance sheets, are amortized as interest expense using the effective interest rate method through the maturity date of the Notes at an effective interest rate of 2.84%. For the years ended December 31, 2013 and 2014, the Group recognized interest expense related to the Notes of US$566 and US$11,033,respectively,which comprised contractual interest obligations of US$402 and US$8,000 and issuance costs amortization of US$164 and US$3,033, respectively.

The Notes were recorded as long-term debt. The Company evaluated the embedded conversion features contained in the Notes in accordance with ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 to determine if the conversion options require bifurcation. The conversion option was not required to be bifurcated because the conversion option is indexed to the Company’s ADSs and meets all additional conditions for equity classification. Since the conversion option was not required to be bifurcated, the Company then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the Notes and concluded that there is no BCF because the effective conversion price of the Notes exceeded the fair value of the Company’s ADSs at the commitment date. In connection with the make-whole fundamental change provision, the number of ADSs issuable upon conversion will be increased if Holders decide to convert. As the fair value of the ADSs into which the Notes are convertible plus the make-whole ADSs does not approximate the fair value at the settlement date, the make-whole feature is not indexed to the Company’s ADSs and is required to be bifurcated. The fair value of the make-whole feature was insignificant for the years ended December 31, 2013 and 2014.

The Company evaluated the embedded contingent redemption features and contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date but their values were insignificant for the years ended December 31, 2013 and 2014. For the embedded contingent interest features not bifurcated from the Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2013 and 2014. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

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

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. On July 29, 2013 and August 18, 2014, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$81,046 and US$82,380, respectively. As of December 31, 2013 and 2014, all dividends declared had been paid.

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

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

17.	SHAREHOLDERS’ EQUITY (continued)

Restricted net assets (continued)

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$627,367 and US$922,793 as of December 31, 2013 and 2014, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 are disclosed in Note 26.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, Pendiary, Selovo, China Home (BVI), China Property (BVI), Best Scholar, Sou You Tian Xia (BVI), Next Milestone and Search Estate are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Bravo Work, China Index Academy, SouFun International, China Home (HK), China Institute of Real Estate Agents, HK Property and Sou You Tian Xia (HK) are incorporated in Hong Kong. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2014. In addition, upon payment of dividends by these companies to their shareholders, no Hong Kong withholding tax will be imposed.

United States of America

Wall Street, Best Scholar (Delaware) and Best Work are incorporated in the United States of America and do not conduct any substantive operations of their own. No provision for United States of America income tax has been made in the financial statements as Wall Street and Best Scholar (Delaware) had no assessable income for the three years ended December 31, 2014. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2013 and 2014. In 2011, Best Work acquired a property in New York, the United States of America, which served as the Group’s global training facility and claimed certain business expense deductions on its Untied States tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the Unites States tax authority. As of December 31, 2013 and 2014, US$2,537 and US$5,059, respectively, of unrecognized tax benefits had been recognized, which was fully offset by the deferred tax assets arising from net operating losses.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

Singapore

Walkinston was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as Walkinston has no assessable profits for the year ended December 31, 2014.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhongzhi, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. The Group applied for renewal of the HNTE certificates for these subsidiaries, which enabled them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and the Group received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media, Beijing Zhongzhi, SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the preferential tax rate of 15% for years 2012, 2013 and 2014. The Group plans to re-apply for the HNTE status for the above mentioned five subsidiaries in year 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

China (continued)

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Group’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully renewed the HNTE certificates when the previous certificates had expired.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries are entitled to two-year EIT exemption for years 2011 and 2012 and a reduced EIT rate of 12.5% for years 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, income tax expenses of US$1,631 were reversed in the year ended December 31, 2012 for the cumulative effect of applying the statutory tax rate of 25% during the year ended December 31, 2011. The reversed tax expenses consisted of current income tax expense of US$1,205 and deferred tax expense of US$426.

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia obtained the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to the two-year EIT exemption for years 2013 and 2014 and a reduced EIT rate of 12.5% for years 2015, 2016 and 2017. As a result of the change in tax status of these three subsidiaries, current income tax expense of US$5,209 was reversed in the year ended December 31, 2014, as a result of the cumulative effect of applying the statutory tax rate of 25% during the year ended December 31, 2013.

Dividends paid by the Company’s PRC subsidiaries out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax on dividends is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2014, the Company had not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

Income before income taxes consisted of:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
PRC	228,919	390,488	365,370
Non-PRC	(21,210)	(22,045)	(30,544)

	207,709	368,443	334,826

Income tax expenses comprised:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Current tax expense	31,038	54,299	54,270
Deferred tax expense	24,867	15,482	27,339

	55,905	69,781	81,609

A reconciliation between the amount of income tax expenses and the amount computed by applying the statutory tax rate to income before income taxes was as follows:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Income before income taxes	207,709	368,443	334,826
Income tax at applicable tax rate of 25%	51,927	92,111	83,707
Effect of international tax rate differences	453	1,384	4,208
Non-deductible expenses	8,593	3,492	8,053
Effect of tax holidays or preferential tax rates	(33,077)	(45,902)	(54,757)
Effect of tax rate changes	(1,974)	(15,101)	(4,769)
Investment basis difference in the PRC Domestic Entities	10,046	1,537	3,884
Withholding tax	16,867	28,632	23,164
Changes in valuation allowance	1,085	4,283	(82)
Unrecognized tax benefits	(419)	(3,120)	393
Changes in interest and penalties on unrecognized tax benefits	2,404	2,465	17,808

	55,905	69,781	81,609

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2012	2013	2014
	US$	US$	US$

Balance at beginning of year	7,439	15,336	24,756
Increase relating to current year tax positions	10,074	12,358	26,307
Decrease relating to expiration of applicable statute of limitations	(2,205)	(3,510)	-
Foreign currency translation adjustments	28	572	(80)

Balance at end of year	15,336	24,756	50,983

As of December 31, 2013 and 2014, the Group had recorded US$34,045 and US$75,483 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2013 and 2014, unrecognized tax benefits of US$19,454 and US$40,631, respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2012, 2013, and 2014, the Company recognized US$2,404, US$2,465 and US$17,808 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$11,826 and US$29,613 as of December 31, 2013 and 2014, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2010 through 2014, the US subsidiaries’ tax years 2012 through 2014 and the Hong Kong subsidiaries’ tax years 2009 through 2014 remain open to examination by the respective taxing jurisdictions.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

The aggregate amount	(33,077)	(45,902)	(54,757)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
—Basic	0.43	0.59	0.67
—Diluted	0.40	0.54	0.59

The components of deferred taxes were as follows:

	As of December 31,
	2013	2014
	US$	US$

Deferred tax assets, current
Accrued expenses	3,165	2,991

Total deferred tax assets, current	3,165	2,991

Deferred tax assets, non-current
Net operating losses	7,349	7,109
Less: Valuation allowance	(5,621)	(5,539)

Total deferred tax assets, non-current, net	1,728	1,570

Deferred tax liabilities, non-current
Investment basis in the PRC entities	(68,342)	(95,199)
BaoAn Acquisition – Property	(16,425)	(15,827)

Deferred tax liabilities, non-current	(84,767)	(111,026)

As of December 31, 2014, the Company had net operating losses from several of its PRC entities of US$5,721, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2014 will expire in years 2015 to 2019 if not utilized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2013 and 2014, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$36,198 and US$59,294 were provided for the withholding tax of the PRC entities as of December 31, 2013 and 2014, respectively.

In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between years 2013 and 2015. Therefore, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network amounting to US$15,101 were reversed during the year ended December 31, 2013.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$32,144 and US$35,905 as of December 31, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$68,449 and US$100,824 as of December 31, 2013 and 2014, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$6,310 and US$10,082 as of December 31, 2013 and 2014, respectively.

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

The exercise price, vesting and other conditions of individual awards are determined by the executive chairman of the board of directors. The awards are typically subject to a three-year to a four-year service vesting condition and expire 10 or 15 years after the grant date. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions including a non-compete condition for a period of 2 years after cessation of employment with the Group. The non-compete condition does not give rise to an in-substance service condition.

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

The exercise price, vesting and other conditions of individual awards are determined by the executive chairman of the board of directors, except for awards to officers which are determined by the board of directors or the compensation committee. The awards are typically subject to a four-year service vesting condition and multiple performance conditions with a contractual life of ten years. In addition, the grantee must return all awards and any proceeds from the sale of the awards if he/she violates certain provisions.

A summary of the equity award activity under the 1999 Plan and 2010 Plan for the year ended December 31, 2014 was stated below:

Options Granted to Employees and Directors	Number of Shares (*)	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2013	7,918,231	8.70	3.62	6.80	US$	583,631
Granted	-	-	-
Forfeited	(175,715)	14.89	5.50
Expired	(2,065)	11.15	4.01
Exercised	(924,029)	7.86	3.12
Outstanding, December 31, 2014	6,816,422	8.66	3.64	5.96	US$	192,859
Vested and expected to vest at December 31, 2014	6,816,422	8.66	3.64	5.96	US$	192,859
Exercisable at December 31, 2014	5,762,152	7.90	3.54	5.66	US$	167,396

*	Included both Class A and Class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2014 and the exercise price.

The weighted average grant-date fair value per share of options granted for the three years ended December 31, 2012, 2013and 2014 was US$4.29, nil and nil, respectively. Total intrinsic value of options exercised for the three years ended December 31, 2012, 2013and 2014 was US$42,458, US$44,401 and US$45,826, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

19.	SHARE-BASED PAYMENTS (continued)

As of December 31, 2014, there was US$2,920 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 1.58 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value for stock options granted during the year ended December 31,2012 under the 2010 Plan was estimated using the binomial option pricing model. The volatility assumption was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company did not have sufficient trading history and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate was based on the market yield of US Treasury Bonds & Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The suboptimal exercise factors of 1.5 and 2.5 for the employees and directors, respectively, are based on the Company’s research on the early exercise behavior of employees and directors with stock options. The dividend yield of 8.35% and 11.15%are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2012.

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
	2012	2013	2014

Risk-free interest rate	1.5%-1.8%	-	-
Dividend yield	8.35% and 11.15%	-	-
Expected volatility range	59.88%-61.64%	-	-
Weighted average expected life	8.15 years	-	-
Estimated forfeiture rate	0%	-	-
Fair value of ordinary share	$4.10-$9.00	-	-
Suboptimal exercise factor	1.5-2.5	-	-

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

Cost of revenues	1,162	1,143	782
Selling expenses	1,626	1,621	1,122
General and administrative expenses	4,361	4,264	2,778

	7,149	7,028	4,682

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board and former chief executive officer

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel (“Guangxi Wharton”)	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-International Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC (“Upsky Long Island”)	A company under the control of Vincent Tianquan Mo

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

Training service fee incurred:
- Wall Street Global Training Center, Inc.	1,595	250	-
Office building leased from:
-Vincent Tianquan Mo	142	175	174
Management fee incurred:
-Beihai Silver Beach	-	537	700
Hotel service fee incurred:
- Guangxi Wharton	-	16	-
- Crowne Plaza	-	21	7
- Beihai Silver Beach	-	110	-
-Upsky Long Island	-	-	203

Training service from Wall Street Global Training Center, Inc.

Wall Street Global Training Center, Inc., a New York not-for-profit corporation, has been providing training services to the Group since 2011. The training fees incurred for the years ended December 31, 2012, 2013 and 2014 were US$1,595, US$250 and nil, respectively.

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Group provided Wall Street Global Training Center, Inc. with an office room of approximately 220 square feet in the Group’s building located in New York, the United States of America, free of charge. The estimated fair value of the free office space was insignificant for the years ended December 31, 2012, 2013 and 2014.

Office building leased from Vincent Tianquan Mo

The Group entered into an agreement with Vincent Tianquan Mo, the executive chairman of the board of directors and chief executive officer, to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$142, US$175 and US$174 and the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, respectively.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Group and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach is engaged to manage the hotel and office leasing operations acquired through the BaoAn Acquisition for ten years. The management fees incurred for the years ended December 31, 2013 and 2014 were US$537 and US$700, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December31, 2012, 2013 and 2014 (continued):

Hotel service fee

For the year ended December 31, 2014, Crowne Plaza and Upsky Long Island provided hotel accommodation to the Group amounting to US$7 and US$203, respectively.

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

c)	The Group had the following related party balances as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	US$	US$

Amounts due to a related party:
- Beihai Silver Beach	537	660

The balance as of December 31, 2013 and 2014 represented outstanding management fees which are unsecured and interest-free.

21.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$12,040, US$14,795 and US$19,632, for the years ended December 31, 2012, 2013 and 2014, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2014, the Group had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2015	10,936
2016	7,378
2017	2,982
2018	20
2019 and thereafter	-

21,316

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 20. For the years ended December 31, 2012, 2013 and 2014, total rental expenses for all operating leases were US$12,540, US$12,915 and US$14,302, respectively.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with the PRC Domestic Entities are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. If a finding were made by PRC authorities, under existing law and regulations or under the draft Foreign Investment Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through PRC Domestic Entities, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the PRC Domestic Entities is remote based on current facts and circumstances.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

22.	COMMITMENTS AND CONTINGENCIES (continued)

Income taxes

As of December 31, 2014, the Group had recognized US$50,983 accrual for unrecognized tax benefits (Note 18). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2014, the Group classified the accrual for unrecognized tax benefits as a current liability.

Guarantees

In accordance with ASC 460, the Group determined that the fair value of the guarantees provided on the transferred mortgage loans receivable (Note 9) was insignificant as of December 31, 2014 because the potential exposure to the Group was minimal, as each mortgage loan was guaranteed by the borrower’s assets with a fair value substantially greater than the loan principal amounts. The maximum exposure to the Group is the difference between the proceeds from the sale of the collateral and the outstanding loan amount. Additionally, no contingent liability was recorded as of December 31, 2014 as there were no indicators that the borrowers will default in the foreseeable future.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

23.	SEGMENT REPORTING

In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the executive chairman of the board of directors and chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Entity-wide disclosures

The Group’s revenues by its four product groups, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group were summarized as follows:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Marketing services:
New home	222,963	258,479	260,333
Secondary and rental properties	1,203	919	1,093
Home furnishing and improvement	25,695	18,924	33,058

Total marketing service revenues	249,861	278,322	294,484

E-commerce services:
New home	102,019	188,102	244,294
Other product groups	143	5	50

Total E-commerce service revenues	102,162	188,107	244,344

Listing services:
Secondary and rental properties	55,114	144,963	124,172
Research	13,592	14,178	19,019
Other product groups	4,168	2,406	2,463

Total listing service revenues	72,874	161,547	145,654

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for building and land with net book value of US$56,376 and US$54,432 as of December 31, 2013 and 2014, respectively, which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

24.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2012		2013		2014
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	104,055	47,755	205,561	93,048	178,214	75,003
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	53,028,506	24,336,650	53,764,555	24,336,650	57,826,485	24,336,650
Denominator used for basic earnings per share	53,028,506	24,336,650	53,764,555	24,336,650	57,826,485	24,336,650
Earnings per share - basic	1.96	1.96	3.82	3.82	3.08	3.08

Earnings per share – diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share	103,169	48,641	205,687	92,922	177,993	75, 224
Effect of convertible senior notes	-	-	566	-	11,032	-
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—diluted after assumed conversion	103,169	48,641	206,253	92,922	189,025	75, 224
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	48,641	-	92,922	-	75, 224	-
Net income attributable to ordinary shareholders	151,810	48,641	299,175	92,922	264,249	75, 224
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	53,028,506	24,336,650	53,764,555	24,336,650	57,826,486	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-	24,336,650	-
Employee stock options	4,559,409	1,912,500	6,297,183	1,912,500	6,106,284	1,912,500
Convertible senior notes	-	-	204,290	-	3,939,200	-
Denominator used for diluted earnings per share	81,924,565	26,249,150	84,602,678	26,249,150	92,208,620	26,249,150
Earnings per share –diluted	1.85	1.85	3.54	3.54	2.87	2.87

Options to purchase 50,000 (exercise price of US$23.94 per share), nil and nil ordinary shares were outstanding during the years ended 2012, 2013 and 2014, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average fair value of the ordinary shares and, therefore, the effect would be anti-dilutive.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

24.	EARNINGS PER SHARE (continued)

The Overallotment Option (Note 16) was not assumed to be exercised and was not included in the computation of diluted earnings per share for the year ended December 31, 2013 because the average prices of the convertible senior notes and the ADS obtainable upon conversion was at or below the exercise price of the Overallotment Option.

25.	SUBSEQUENT EVENTS

On February 10, 2015, the board of directors adopted resolutions to declare dividends in the aggregate of US$82,751 to the Group’s shareholders. The dividends had been distributed as of the date these financial statements were issued.

On July 10, 2014, the Group entered into strategic cooperation agreement with a new home agency company, Shenzhen World Union Properties Consultancy Co., Ltd. (“World Union”) listed on the Shenzhen Stock Exchange. Pursuant to the strategic cooperation agreement, the Group will subscribe new shares of World Union in a private placement for 10% of World Union’s outstanding share capital immediately after the completion of the private placement. The aggregate cash consideration for this strategic cooperation agreement amounts to approximately US$120 million. All of the necessary regulatory approvals have been obtained as of March 10, 2015 and the investment has not been completed as of the date these financial statements were issued.

The Group formally sued the real estate developer of the properties in Hainan in December 2014 and the case was heard in court on January 8, 2015. The final sentence was announced on January 23, 2015 and the real estate developer was obligated to assist the Group in obtaining the ownership certificates. As of the date these financial statements were issued, the ownership certificates have not yet been obtained.

On March 31, 2015, the Group granted options to employees to acquire a total of 2,230,250 Class A ordinary shares at an exercise price of US$30.0 per share (or a total of 11,151,250 ADS at an exercise price of US$6.0 per ADS) under the 2010 Plan. The options are subject to a four year service vesting condition, certain performance conditions and have a contractual life of ten years.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2013	2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	238,947	20,374
Short-term investments	-	-
Prepayments and other current assets	918	714

Total current assets	239,865	21,088

Non-current assets:
Long-term investments	-	59,035
Other non-current assets	8,271	6,434
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	808,862	1,079,628

Total non-current assets	817,133	1,145,097

Total assets	1,056,998	1,166,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	554	435
Amounts due to subsidiaries and PRC Domestic Entities	262,977	133,141

Total current liabilities	263,531	133,576

Non-current liabilities:
Convertible senior notes	350,000	400,000

Total non-current liabilities	350,000	400,000

Total liabilities	613,531	533,576

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,440,895 shares and 58,364,924 shares issued and outstanding as of December 31, 2013 and 2014, respectively	7,376	7,495
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2013 and 2014, respectively	3,124	3,124
Additional paid-in capital	89,071	101,072
Accumulated other comprehensive income	43,381	49,566
Retained earnings	300,515	471,352

Total shareholders’ equity	443,467	632,609

Total liabilities and shareholders’ equity	1,056,998	1,166,185

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$

Revenues	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
General and administrative expenses	(49)	(460)	(867)

Operating loss	(49)	(460)	(867)

Equity in profits of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ Subsidiaries	151,649	298,812	270,241
Interest income	-	-	3,303
Interest expenses	-	(566)	(11,033)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net gain on available-for-sale security of nil, US$821 and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	-	821	-
Other-than-temporary impairment on available-for-sale securities	(14)	-	(8,417)
Foreign exchange gain(loss)	224	2	(10)

Income before income taxes	151,810	298,609	253,217

Income tax expenses	-	-	-

Net income	151,810	298,609	253,217

Other comprehensive income, net of tax
Foreign currency translation adjustments	1,378	20,150	(4,323)

Unrealized gain on available-for-sale securities	743	78	10,508
Reclassification adjustment for gain included in net income	-	(821)	-

Other comprehensive income, net of tax	2,121	19,407	6,185
Comprehensive income	153,931	318,016	259,402

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollar (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2012	2013	2014
	US$	US$	US$

Net cash (used in) provided by operating activities	(588)	1,192	914
Net cash provided by (used in) investing activities	-	1,464	(118,045)
Net cash (used in) provided by financing activities	(35,088)	225,875	(101,442)
Net (decrease) increase in cash and cash equivalents	(35,676)	228,531	(218,573)
Cash and cash equivalents at beginning of year	46,092	10,416	238,947
Cash and cash equivalents at end of year	10,416	238,947	20,374

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

