Form 20-F/A
period 2014-12-31
SouFun Holdings Ltd
filed 2015-08-14
CIK 1294404

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

Fengtai District, Beijing 100160

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

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 28, 2015, for the sole purpose of correcting a clerical error in Item 15 of the 2014 Form 20-F. Our internal control over financial reporting used by management was based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), which was inadvertently and incorrectly stated as the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in the 2014 Form 20-F.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

No other changes have been made to the 2014 Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the April 28, 2015 filing date of the 2014 Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

4.1	Registration Rights Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated August 13, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.2	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.3	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.4	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.5	Investor’s Rights Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.6	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.7	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.8	Form of Loan Agreement between and among SouFun Network or SouFun Media and Mr. Mo and Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.8.1	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.8.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.9	Form of Equity Pledge Agreement among SouFun Network or SouFun Media, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.9.1	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity (incorporation by reference to Exhibit 4.9.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.10	Form of Shareholders’ Proxy Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.10.1	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.10.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.11	Form of Operating Agreement among SouFun Network or SouFun Media, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 (file no. 333-169170) filed with the SEC on September 2, 2010).

4.11.1	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporation by reference to Exhibit 4.11.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.12	Form of Exclusive Technical Consultancy and Services Agreement between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.12.1	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporation by reference to Exhibit 4.12.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.13	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and SouFun Network and/or SouFun Media (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.13.1	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited (incorporation by reference to Exhibit 4.13.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.14	Form of Amendment Agreement Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among SouFun Network and/or SouFun Media, a consolidated controlled entity, Mr. Mo, Mr. Dai and/or other shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.14.1	Schedule of Amendment Agreements Relating to Exclusive Technical Consultancy and Services Agreement, Exclusive Call Option Agreement, Operating Agreement and Other Agreements among certain PRC subsidiaries of SouFun Holdings Limited, a consolidated controlled entity, shareholders of the consolidated controlled entity and SouFun Holdings Limited (incorporation by reference to Exhibit 4.14.1 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.15	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

4.15.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).

4.16	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Beijing China Index Information Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.17	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Beijing Jia Tian Xia Advertising Co., Ltd., Beijing SouFun Internet Information Service Co., Ltd., Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.18	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mr. Mo, Mr. Dai, Beijing Yi Ran Ju Ke Technology Development Co., Ltd. and SouFun Media Technology (Beijing) Co., Ltd. (incorporation by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.19	Translation of Supplemental Agreement to Exclusive Call Option Agreement between SouFun Holdings Limited, Mr. Mo, Mr. Dai, Beijing SouFun Internet Information Service, Co., Ltd. and Beijing SouFun Network Technology Co., Ltd. (incorporation by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the SEC on April 3, 2013).

4.20*	Summary Translation of Operating Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.21*	Summary Translation of Equity Pledge Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Mr. Mo.

4.22*	Summary Translation of Exclusive Technical Consultancy and Services Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Beijing Hua Ju Tian Xia Network Technology Co., Ltd.

4.23*	Summary Translation of Shareholders’ Proxy Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.24*	Summary Translation of Loan Agreement between Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. and Mr. Mo.

4.25*	Summary Translation of Exclusive Call Option Agreement among Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Mr. Mo.

4.26	Summary Translation of Real Estate Sale and Purchase Agreement among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).

4.27*	Summary Translation of Real Estate Sale and Purchase Agreement II among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd.

4.28	Summary Translation of Share Purchase Agreement between Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.29	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.30	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.31	Sale and Purchase Agreement between SouFun Holdings Limited and Orchid Asia V, L.P. (incorporated by reference to Exhibit 99.6 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

4.32	Summary Translation of Investment Agreement among Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and the other parties thereto (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).

4.33	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).

4.34*	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.35*	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.36*	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto.

4.37*	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited.

8.1*	List of Subsidiaries and Consolidated Controlled Entities.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).

12.1***	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2***	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1*	Consent of Jingtian & Gongcheng.

15.2*	Consent of Ernst & Young Hua Ming LLP.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with the Annual Report on Form 20-F filed on April 28, 2015
**	Furnished with the Annual Report on Form 20-F filed on April 28, 2015
***	Filed with the Amendment No. 1 to the Annual Report on Form 20-F filed on April 28, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: August 14, 2015