Form 20-F
period 2015-12-31
SouFun Holdings Ltd
filed 2016-05-17
CIK 1294404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

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

Contact Person: Executive Chairman

Telephone: +86-10-5631 8000

Fax: +86-10-5631 8010

(Telephone, E-mail and/or Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares (five American depositary shares representing one Class A ordinary share, parvalueHK$1.00 each)	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each	70,731,239

Class B ordinary shares, par value HK$1.00 each	24,336,650

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

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to SouFun Holdings Limited (formerly known as SouFun.com Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report);

•	“2018 Notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

•	“2022 Notes” refers to our $300 million aggregate principal amount of convertible notes due 2022;

•	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;

•	“notes” refers to 2018 Notes and 2022 Notes, collectively;

•	“PBOC” refers to People’s Bank of China;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“sq.m.” refers to square meter(s);

•	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America; and

•	“Wanli” refers to Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847).

This annual report includes our audited consolidated statements of comprehensive income for 2013, 2014 and 2015, our audited consolidated balance sheets as of December 31, 2014 and 2015, and our audited consolidated statements of cash flows for 2013, 2014 and 2015. On April 7, 2014, our ADSs ratio changed from one ADS for one Class A ordinary share to five ADSs for each Class A ordinary share. The data throughout this annual report has been revised to reflect the ratio change as if it had occurred prior to the historical periods presented herein.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies including our new services and expansion from a media platform to media transaction and financial platforms;

•	our anticipated expansion into direct real estate brokerage activities;

•	our anticipated acquisition of a controlling stake in Wanli and the sale of a portion of our assets to Wanli;

•	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition;

•	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries; and

•	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk factors” beginning on page 7, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for 2013, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014 and 2015, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income data (except for ADS information) for 2011 and 2012 and our selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

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

Since January 1, 2015, we have separated the revenues from financial services from other value-added services in our consolidated statements of comprehensive income. The separation provides better operating information and is in line with the current development of our business. The change in presentation has been applied retrospectively to all periods presented.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except share data and per ADS data)
Consolidated statement of comprehensive income data:
Revenues:
E-commerce services	24,170	102,162	188,107	244,344	474,810
Marketing services	246,634	249,861	278,322	294,484	249,862
Listing services	67,125	72,874	161,547	145,654	107,922
Financial services	-	-	-	3,235	29,582
Other value-added services	5,897	5,361	9,403	15,165	21,373
Total revenues	343,826	430,258	637,379	702,882	883,549
Cost of revenue:
Cost of services	(66,571)	(80,863)	(102,488)	(145,739)	(555,389)
Total cost of revenues	(66,571)	(80,863)	(102,488)	(145,739)	(555,389)
Gross profit	277,255	349,395	534,891	557,143	328,160
Operating income (expenses):
Selling expenses	(67,207)	(80,056)	(101,935)	(147,874)	(236,603)
General and administrative expenses	(69,611)	(70,780)	(83,384)	(100,571)	(125,405)
Other income (loss)	—	—	786	835	(625)
Operating income (loss)	140,437	198,559	350,358	309,533	(34,473)
Foreign exchange gain (loss)	1	90	3	(44)	1,464
Interest income	10,483	19,406	27,803	43,857	22,221
Interest expenses	(4,026)	(11,630)	(14,675)	(17,308)	(16,519)
Realized (loss) gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of (US$721), nil, US$821, nil and nil for the year ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively)	(721)	—	821	—	—
Realized gain—trading securities	263	—	—	—	—
Government grants	1,399	1,298	4,031	7,205	4,936
Investment income	—	—	—	—	1,333
Other-than-temporary impairment on available-for-sale securities	(3,622)	(14)	—	(8,417)	—
Gain on bargain purchase	—	—	102	—	—
Income (loss) before income taxes and noncontrolling interests	144,214	207,709	368,443	334,826	(21,038)
Income tax (expenses) benefit	(42,617)	(55,905)	(69,781)	(81,609)	5,905
Net income (loss)	101,597	151,804	298,662	253,217	(15,133)
Net (loss) income attributable to noncontrolling interests	(28)	(6)	53	—	(37)
Net income (loss) attributable to SouFun Holdings Limited’s shareholders	101,625	151,810	298,609	253,217	(15,096)
Other comprehensive income, before tax:
Foreign currency translation adjustments	10,839	1,378	20,150	(4,323)	(55,928)
Unrealized gain (loss) on available-for-sale securities	—	743	78	10,508	(4,002)
Reclassification adjustment for loss (gain) included in net income	721	—	(821)	—	—
Other comprehensive income, before tax	11,560	2,121	19,407	6,185	(59,930)
Other comprehensive income, net of tax	11,560	2,121	19,407	6,185	(59,930)
Comprehensive income (loss)	113,157	153,925	318,069	259,402	(75,063)
Comprehensive (loss) income attributable to noncontrolling interests	(28)	(6)	53	—	(37)
Comprehensive income (loss) attributable to SouFun Holdings Limited’s shareholders	113,185	153,931	318,016	259,402	(75,026)
Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	1.33	1.96	3.82	3.08	(0.18)
Diluted(1)	1.24	1.85	3.54	2.87	(0.18)
Dividend declared per ordinary share(2)	1.98	0.98	0.99	1.00	0.87
Earnings (loss) per ADS:
Basic	0.27	0.39	0.76	0.62	(0.04)
Diluted(1)	0.25	0.37	0.71	0.57	(0.04)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,492,272	77,365,156	78,101,205	82,163,135	85,170,886
Diluted	82,215,832	81,924,565	84,602,678	92,208,620	85,170,886
Weighted average number of outstanding ADS:
Basic	382,461,360	386,825,780	390,506,025	410,815,675	425,854,430
Diluted	411,079,160	409,622,825	423,013,390	461,043,100	425,854,430
Share-based compensation expenses included in:
Cost of revenues	1,103	1,162	1,143	782	471
Selling expenses	1,506	1,626	1,621	1,122	446
General and administrative expenses	4,561	4,361	4,264	2,779	3,485

(1)     Earnings (loss) per share for Class A and Class B ordinary shares (diluted) and earnings (loss) per ADS (diluted) for each year from 2011 to 2015 have been computed, after considering the dilutive effect of the shares underlying employees’ share options and convertible senior notes.

(2)     Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents and short-term investments	591,148	809,944	880,480
Total current assets	963,653	1,179,891	1,514,738
Total assets	1,505,089	1,744,239	2,295,326
Long term loans	180,750	100,000	—
Convertible senior notes	350,000	400,000	687,887
Total SouFun shareholder’s equity	443,467	632,609	853,766

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of May 13, 2016, the noon buying rate was RMB6.5285 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.5932	6.1870
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April	6.4738	6.4754	6.5004	6.4571
May (through May 13)	6.5285	6.5021	6.5285	6.4738

Source: Federal Reserve Board.

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs or notes involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs or notes could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. You should also review the section of this annual report captioned “Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks related to our business

We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs to decline.

We incurred an operating loss of US$34.5 million in 2015, primarily due to a significant increase in our cost of services from the increased headcount, material costs, third-party contractor costs and commission costs to support our transformation while we did not generate sufficient revenues from our newly launched services. The new services we launched since the beginning of 2015, including online real estate brokerage services, online home-decorating services and online sublease services, generally entail higher costs associated with human resources, materials, third-party contractors and commission, and therefore may result in lower profit margin compared with our traditional service offerings, which involve primarily online advertising and listing. Our ability to achieve profitability, therefore, depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with the transformation of our business, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

We face certain risks and challenges in relation to our transformation from an Internet information platform to a transaction-oriented platform.

In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform that spans online information provision, transaction and financial services, and as a result, our e-commerce businesses have grown rapidly and became the largest source of our revenues in 2015. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015 and online home-decorating services and online sublease services in the second quarter of 2015.

Our transformation may expose us to a number of risks and challenges, including, among other things:

•	our potential inability to obtain necessary licenses or comply with applicable regulations in relation to our new service offerings;

•	availability of qualified staff to support our new service offerings;

•	potential inability to integrate our new services, operations and employees;

•	potential inability to generate sufficient revenues to offset the new costs; and

•	potential loss of or harm to relationships with both employees and customers resulting from our integration of new service and operations.

As a result of the foregoing risks and challenges, we may not be able to fulfill our expectations regarding the business transformation, which may be delayed or aborted, and the new business model may not be viable or generate sufficient revenues to offset the lower margins associated with these businesses. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our anticipated acquisition of a controlling stake in Wanli, a company listed on the Shanghai Stock Exchange, may not be approved and consummated and may subject us to certain risks and challenges unique to the transaction structure and the PRC regulatory regime.

In January 2016, certain wholly-owned subsidiaries of our company (the “Fang Subsidiaries”) entered into a series of transaction documents in connection with our proposed acquisition of a controlling stake in Wanli. Under the proposed transaction structure, we agreed to subscribe for shares to be newly issued by Wanli in exchange for the transfer of the equity interests in five wholly-owned subsidiaries of the Fang Subsidiaries that operate as our service platforms for online advertising business (the “Target Companies”). Wanli agreed that it would concurrently dispose of all of its existing non-cash assets and liabilities to a PRC entity unaffiliated with us. To support the future business growth following the proposed acquisition, Wanli also agreed to issue new shares to certain professional investors for cash consideration. Following the consummation of the foregoing transactions, the Fang Subsidiaries will collectively hold approximately 70.0% of the share capital of Wanli, allowing us to consolidate Wanli’s financial results as Wanli will become a majority-owned indirect subsidiary of our company.

The foregoing transactions remain subject to the requisite internal approvals of the relevant parties, including the approval by the shareholders’ meeting of Wanli, and regulatory clearance, including that by the CSRC and other applicable regulatory authorities. As the transaction structure is tailor-made to meet the needs of the transacting parties, and there may be no precedent transaction in China, we cannot assure you that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

The consummation of the foregoing transactions may also subject us to certain risks and challenges that are unique to the transaction structure and the PRC regulatory regime, including, among other things:

•	As a listed company, Wanli will continue to be subject to the listing rules of the Shanghai Stock Exchange and applicable PRC laws and regulations regarding securities and listed companies, which may significantly increase our regulatory compliance costs. For example, if the proposed transactions are consummated as planned, we will be required to maintain separate management for Wanli and incur higher operating costs, such as hiring additional experienced personnel and engaging extra professional third parties, to comply with periodic reporting and other obligations under both U.S. and PRC securities laws. Furthermore, Wanli will prepare its financial statements in accordance with the generally accepted accounting principles in China, while we prepare our financial statements in accordance with the U.S. GAAP, and we may be required to engage separate accountants for Wanli to satisfy its own reporting obligations, which may significantly increase our financial reporting costs. The dual regulatory and reporting systems will likely render it difficult for Wanli to fully integrate into our group.

•	As required by the relevant PRC regulations and regulatory authorities, we also entered into a profit compensation agreement, under which we undertook to compensate Wanli if the Target Companies were unable to generate sufficient revenues to meet the predetermined profit targets in the year when the transactions are consummated and the two years thereafter (the “Compensation Years”) or were to incur impairment loss upon the expiration of the Compensation Years, by transferring back the shares in Wanli, to the extent subscribed by the Fang Subsidiaries, for nominal price. Although we believe that such profit targets are reasonable and there is currently no indication that the Target Companies will not be able to achieve such targets, we cannot guarantee that the Target Companies will meet these targets or that we will not incur impairment loss, given the ongoing transformation of our business and the overall market conditions. If the Target Companies fail to meet the profit targets or were to incur impairment loss, the Fang Subsidiaries would be required to transfer back the shares in Wanli, which might, depending on the shortfall amounts, render us unable to consolidate Wanli’s financial results.

•	To support the future business growth of the Target Companies following the proposed acquisition, Wanli will concurrently raise additional capital from certain professional investors by issuing new shares to the investors. We cannot assure you that the anticipated share issuance will be eventually approved and/or consummated, and any failure to raise sufficient capital will likely constrain the future growth of the Target Companies. Wanli may also need to raise additional capital from time to time from third-party investors, which may dilute our equity ownership in Wanli and render us unable to consolidate Wanli’s financial results.

•	In April 2016, Shanghai Jing Rong, a majority-owned subsidiary of one of the Target Companies, acquired the domain name “fang.com” from Beijing Technology. It also completed the Internet content provider (“ICP”) filing procedure for “fang.com,” allowing it to provide relevant value-added telecommunications services as permitted by applicable PRC laws under such domain name. Going forward, pursuant to certain cooperation agreement between the Target Companies and Beijing Technology, Shanghai Jing Rong shall, via “fang.com,” provide us with services that may only be performed by an ICP license holder under applicable laws and regulations free of charge. In the event that we are unable to enforce such arrangements, or if we experience significant delays or other difficulties in enforcing such arrangements, the business of our company that relies on ICP-related services via “fang.com” will be disrupted, which could materially and adversely affect our financial condition and results of operations.

•	During the internal restructuring undertaken in anticipation of the proposed acquisition, the Target Companies adopted certain business arrangements related to the online video broadcasting related business with certain consolidated controlled entity of our company that currently holds licenses on online video recording and broadcasting. For details of the risks from such arrangements, see “—Risks related to our corporate structure—Our business may suffer if we fail to carry out our newly adopted business arrangements related to the Target Companies’ online video broadcasting related business with certain consolidated controlled entity of our company.”

•	In connection with our proposed transactions with Wanli, our company, Mr. Mo and Wanli entered into a non-compete agreement, pursuant to which neither Mr. Mo nor our company may engage in online advertising business within or outside of China following the consummation of the proposed transactions except to the extent required by regulatory compliance. We were also required to cause the relevant subsidiaries to cease the operation of such business upon the execution of the non-compete agreement. Although Wanli will continue to operate the online advertising business following the consummation of the transactions, we cannot assure you that the exclusion of such business from the service scope of our other subsidiaries and consolidated controlled entities will not affect our overall business operations and strategic planning, nor can we assure you that we will not lose any potential business opportunities due to such restrictions. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

•	Our shareholders may face increased difficulty in achieving an exit as any potential buyer proposing to acquire our company may need to obtain two sets of regulatory approvals and accept a two-tier listing structure.

Our future growth depends on our ability to continue to expand our e-commerce services business.

Revenues from e-commerce services accounted for 29.5%, 34.8% and 53.7% of our total revenues for 2013, 2014 and 2015, respectively, and represented our largest source of revenues in 2015. We generate a significant majority of our e-commerce services revenues from paid SouFun membership services, which primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. Although we generally have been able to maintain contractual arrangements with third-party property developers that provide discounts to our registered members and direct sales properties on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers, the quality of their properties or how they treat our registered members and customers in their transactions with them. In addition, we began to offer direct sales services for new homes in August 2014 and online real estate brokerage services in January 2015. We may not be able to attract and retain listings and sufficient home buyers to make our direct sales and online real estate brokerage services successful. The business of providing these e-commerce services is still relatively new and evolving, and their growth depends on our ability to manage these services effectively. Customer complaints or negative publicity about our e-commerce services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price and direct sales services are offered, increase our penetration of direct home sales and online real estate brokerage services and grow our member base and increase transaction volume, our business and revenue growth prospects could be materially and adversely impacted.

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services represented our second largest source of revenues in 2015, accounting for 43.7%, 41.9% and 28.3% of our revenues in 2013, 2014 and 2015, respectively. In particular, our new home business accounted for 92.9%, 88.4% and 87.7% of our marketing service revenues in 2013, 2014 and 2015, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

We derive a significant portion of our revenues from our listing services. In 2013, 2014 and 2015, listing service revenues represented approximately 25.3%, 20.7% and 12.2% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. For example, amid a slowdown of the housing market in China in 2014, a number of real estate agencies stopped purchasing our listing services for certain regional markets. To increase the competitiveness of our listing services and retain customers, we began to offer a 40% discount on our services in June 2014. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. As we build our own real estate brokerage and home sales services, real estate agents and brokers may view us as competing with them and may reduce their use of our listing services. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 70.6%, 72.7% and 57.7% of our total revenues in 2013, 2014 and 2015, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Counsel announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. While the PRC government issued a new policy in March 2015 to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owning the property for two years, it is unclear when and if the PRC real estate market will stabilize and rebound.

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

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2013, 2014 and 2015, we generated revenues of US$367.5 million, US$364.9 million and US$468.65 million from these six urban centers, respectively, representing 57.7%, 51.9% and 53.0%, respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate Internet service market in China is becoming increasingly competitive. For example, in March 2015, 58.com, an online marketplace, acquired Anjuke.com, an online real estate sales and rental service provider in China, which will likely increase competition in our market. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com and Sohu.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

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

In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China are uncertain and still evolving, and could involve substantial risks. The laws and enforcement procedures in China are not yet well developed, and do not protect intellectual property rights to the same extent as laws and enforcement procedures in the United States and other jurisdictions. Furthermore, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources and have a material adverse effect on our business, financial condition and results of operations. If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, growth prospects and profitability may suffer.

Regulation of the Internet industry in China, including censorship of information distributed over the Internet, may materially and adversely affect our business.

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the General Administration of Press and Publication (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (1) opposes the fundamental principles of the PRC constitution, (2) compromises state security, divulges state secrets, subverts state power or damages national unity, (3) disseminates rumors, disturbs social order or disrupts social stability, (4) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes, or (5) insults or slanders a third party or infringes upon the lawful right of a third party.

If any Internet content we offer through our consolidated controlled entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites and mobile apps in China.

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

Our consolidated controlled entities are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Shanghai Jing Rong (our majority-owned subsidiary permitted to provide value-added telecommunications services based in China (Shanghai) Pilot Free Trade Zone) currently holds an ICP license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Advertising currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

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

Under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain business licenses, an Internet publication licenses and/or Internet news information service licenses may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the entity conducting such activities’ business operations, or the discontinuation of their operations. Although our relevant consolidated controlled entities have not received any revenues directly from Internet publication services or Internet news information services, we cannot assure you that the PRC regulatory authorities will not impose any such penalties. Any such disruption in the business operations of our consolidated controlled entities could materially and adversely affect our business, financial condition and results of operations.

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

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites and mobile apps through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and Shanghai and all information on our websites and mobile apps is backed up periodically. Any hacking, security breach or other system disruption or failure which occurs in between our backups could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

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

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of e-commerce, marketing and listing services, our quarterly revenues and results of operations are likely to be affected by:

•	seasonality of the real estate market and real estate consumers’ purchasing patterns;

•	our ability to retain existing customers and attract new customers for our e-commerce, marketing and listing services;

•	our ability to successfully introduce new service offerings on our platform;

•	the amount and timing of our operating expenses and capital expenditures;

•	the adoption of new, or changes to existing, governmental regulations;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the real estate industry and to China.

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

We recently launched our financial services focusing on the provision of loans to home buyers, real estate developers and other borrowers. A significant portion of our loan portfolio consists of unsecured loans. As of December 31, 2015, 94.2% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

Our borrowers’ ability to repay our loans is affected by a number of factors including economic development in the regions where these borrowers reside or operate, market conditions in the industries where these borrowers conduct business, development of these borrowers’ businesses, borrowers’ employment situations and, in particular, the conditions of the real estate market in China. If our borrowers default, we may apply to enforce our claims against the defaulting borrowers and their assets, including the collateral pledged to us, through court proceedings. However, the procedures for enforcing the assets and liquidating or otherwise realizing the value of the assets may be protracted or ultimately unsuccessful, and the enforcement process may be difficult for various reasons. As a result, if our borrowers default for any reason, our business, results of operations and financial condition may be materially and adversely affected.

As our financing business focuses on individuals for real estate purchases, we are exposed to greater credit risk than lenders that have a more diversified loan portfolio.

There are inherent risks associated with our financing business, including credit risk, which refers to the risk that a borrower may default on the repayment of our loan. Our newly launched financing business focuses on the provision of financial solutions to individuals for real estate purchases. These borrowers generally have limited financial resources to weather any adverse change in their financial condition, and therefore may expose us to greater credit risk compared to lenders focusing on corporate lending where the borrower has greater financial resources. Conditions such as inflation, economic downturn, local policy changes, and other factors beyond our control may also increase our credit risk more than such events would affect lenders with a more diversified loan portfolio.

In addition, since we provide financial solutions primarily to support real estate purchases, our financing business is indirectly affected by the overall conditions of the real estate market in China. In recent years, the PRC government has adopted policies aimed specifically at controlling growth in the real estate market, and as a result the PRC real estate market experienced a slowdown and real estate development declined in 2014. Although commencing in the second half of 2014, the PRC government has begun to loosen mortgage restrictions, the demand in the real estate market in China has weakened, particularly in tier 3 and tier 4 cities. These economic trends may negatively affect the demand for our financial solutions, the value of the borrowers’ real estate assets, including collateral used to secure our loans, and the borrowers’ ability to repay our loans, thereby exposing us to greater credit risk than lenders that have a more diversified loan portfolio.

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

Competition in the real estate service industry in China is intense, especially in major urban centers. Our newly launched online real estate brokerage services compete with nationwide real estate brokerage firms and regional competitors in each of the regions where we operate. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, sales network, local expertise and brokerage commission rates. Many of these companies have longer operating history, stronger brand recognition, more extensive sales networks and broader service offerings. Some of them may also have greater financial resources than we do. Competition could force us to reduce commission rates and increase expenses for recruiting and retaining sales professionals.

In addition, some of the real estate brokerage companies that we compete with are also customers of our listing and other services. As we expand our online real estate brokerage business, these customers may cease doing business with us and change to other marketing platforms, which would materially and adversely affect our business, our financial condition and results of operations.

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

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually, and have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflict with existing registrations or applications for similar trademarks by another PRC company in such industry categories, which have resulted in ongoing litigations. In 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we eventually do lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

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

For the risks and challenges associated with our anticipated acquisition of a controlling stake in Wanli, see “Item 3.D. Key Information—Risk Factors—Risks related to our business—Our anticipated acquisition of a controlling stake in Wanli, a company listed on the Shanghai Stock Exchange, may not be approved and consummated and may subject us to certain risks and challenges unique to the transaction structure and the PRC regulatory regime.”

In addition, in connection with our business expansion, we have acquired office space and facilities for our training and may continue to do so in the future if suitable opportunities arise. For more details on our recent office and training facility acquisitions, please see “Item 5.D. Operating and Financial Review and Prospects — A. Operating Results” and “Item 4. Information on the Company—Facilities” in this annual report. Acquisition of property has inherent risks, including the fluctuation of property value, which could potentially lead to potential asset write-off if the value of such properties were to substantially decrease.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Control and Procedures” of this annual report. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial reporting and has concluded that our internal control over financial reporting was effective as of December 31, 2015. A number of our internal control measures were implemented or strengthened recently to improve and address deficiencies in our controls. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

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

As of December 31, 2015, we had leased properties in approximately 84 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Specifically, other than the exceptions provided in regulations and rules of the China (Shanghai) Pilot Free Trade Zone, see “Item 4.B. Information on the Company—Business Overview—Regulation—Regulation Relating to Our Business” of this annual report, foreign entities are not allowed to own more than a 50.0% equity interest in any PRC company operating an ICP business, and are only allowed to directly own 100.0% of the equity interest of a PRC company operating an advertising business if such foreign entity has at least three years of direct experience operating an advertising business outside China, or less than 100.0% of the equity interest in the advertising business if the foreign investor has at least two years of direct experience operating an advertising business outside China. Currently, we do not directly operate an advertising business outside China and cannot qualify under PRC laws, rules and regulations to invest directly in a PRC entity that provides advertising services in China and our PRC foreign-invested subsidiaries may be prohibited from providing advertising services.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China primarily through our wholly-owned PRC subsidiaries and our consolidated controlled entities. Our wholly-owned PRC subsidiaries, our consolidated controlled entities (excluding their subsidiaries) and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution and advertising businesses. As certain agreements with our customers for Internet content distribution and advertising services were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution and advertising business to be in violation of applicable PRC laws, rules and regulations.

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business (the “MIIT Notice”), which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun,” “Jia Tian Xia, ” “Fang.com” and “Fang Tian Xia” to the relevant majority-owned subsidiary or consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Due to a lack of interpretative materials from the authorities, we cannot assure you that MIIT will not consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services, in which case we may be found in violation of the MIIT Notice.

In 2011, various media sources reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

Furthermore, in January 2015, MOFCOM published a draft bill of the Foreign Investment Law (the “Draft FIL”) for public comment, suggesting a possible overhaul of the existing foreign investment laws in China. Among other proposed changes, the Draft FIL seeks to introduce new measures to regulate structure contracts. It is not clear, however, when the Draft FIL will become effective, what approach it will adopt and how it will impact the structure contracts through which we hold the ICP licenses and operate the advertising businesses that are critical to our operation.

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

We cannot assure you that the relevant PRC regulatory authorities will not require that we amend our Structure Contracts to comply with the MIIT Notice or that we can restructure our ownership structure without material disruption to our business. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could materially disrupt our ability to conduct our business and have a material adverse effect on our financial condition and results of operations.

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

In January 2015, MOFCOM published the Draft FIL, together with an accompanying explanatory note, for public comments until February 17, 2015, suggesting a possible overhaul of the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. As of the date of this annual report, MOFCOM had completed solicitation of comments from the public on the Draft FIL, but substantial uncertainties still exist with respect to its enactment timetable, interpretation and implementation. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

Our wholly-owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses (except for Shanghai Jing Rong, our majority-owned subsidiary, which are permitted to provide certain value-added telecommunications services based in China (Shanghai) Pilot Free Trade Zone) and to operate the online advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Richard Jiangong Dai (“Mr. Dai”), our director (until February 2016 when he resigned) and former chief executive officer. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may be forced to (1) incur substantial costs and resources to enforce such arrangements, or if they were otherwise to act bad faith towards us, including the voting proxies, and (2) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages.

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

In anticipation of our proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in the Target Companies to Wanli, in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the current Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified in response to the development of our anticipated transactions with Wanli. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if we fail to carry out our newly adopted business arrangements related to the Target Companies’ online video broadcasting related business with certain consolidated controlled entity of our company.

In anticipation of our proposed transactions with Wanli, to continue their online video broadcasting related business, the Target Companies will cooperate with Beijing Technology, which holds licenses of online video recording and broadcasting, pursuant to certain business cooperation agreement, under which Beijing Technology will be responsible for the operation of online video broadcasting, while the Target Companies will be responsible for relevant technical support. During its possession of the domain name “fang.com,” Beijing Technology published online videos by embedding videos on webpages or placing video links on “fang.com.” After Shanghai Jing Rong acquired the domain name “fang.com” from Beijing Technology in April 2016, Beijing Technology has ceased to embed videos on “fang.com” and will conduct its online video broadcasting business only by placing video links through “fang.com”.

Although such business cooperation agreement does not violate current PRC laws and regulations regarding online broadcasting and recording, we cannot assure you that due to any change of laws and regulatory policies, the abovementioned business cooperation agreement will not be deemed void, revocable or unenforceable under then applicable PRC laws or by regulatory authorities in the future. Should any of the above occur, the relevant business of the Target Companies will be impaired, which would have a material adverse effect on our business, financial condition and results of operations.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Messrs. Mo and Dai together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Messrs. Mo and Dai as the controlling shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Messrs. Mo and Dai will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Messrs. Mo and Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Messrs. Mo and Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Messrs. Mo and Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In addition, Mr. Dai continued to be a nominee shareholder of our consolidated controlled entities following his resignation from our board of directors in February 2016. We did not exercise, nor did we designate any third party to exercise, the call option under the Structure Contracts to acquire from Mr. Dai the equity interests he holds in our consolidated controlled entities. Although the relevant Structure Contracts to which Mr. Dai is a party remain to be effective and binding, we cannot assure you that we will be able to fully exercise our contractual rights against Mr. Dai (e.g., to request him to sell his equity interests in our consolidated controlled entities to us when permitted by applicable PRC laws). Nor can we assure you that Mr. Dai will not act against the best interests of us and our other shareholders in the future since he no longer owes any fiduciary duties to our company. Should we encounter any difficulties in exercising our contractual rights under the Structure Contracts against Mr. Dai to retain our control over the consolidated controlled entities, our business, financial condition and results of operations will be materially and adversely affected.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of March 31, 2016, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 1,277,518 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (2) 2,171,482 Class A ordinary shares and 11,985,145 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (3) 1,738,706 Class A ordinary shares owned by Safari Group Holdings Limited (“Safari”) and Safari Group CB Holdings Limited (“Safari CB”), (4) 3,005,596 Class A ordinary shares owned by IDG Alternative Global Limited (“IDG Alternative”), and (5) 926,461 Class A ordinary shares owned by Karistone Limited, collectively presenting approximately 32.1% of our outstanding share capital and approximately 72.2% of our voting power under our dual-class ordinary share structure. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008. In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Currently, six of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. In April 2009, the SAT issued a Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our company. See “Item 10.D. Additional Information—Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this annual report. Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, our PRC legal counsel is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income, which would have an impact on our effective tax rate and an adverse effect on our net income and results of operations. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on an equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions.

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

We have obtained approval for a reduced withholding rate of 5.0% on the payment of dividends by two of our wholly-owned PRC subsidiaries through 2015. In the event that we were unable to renew this approval, the cost of moving our profits from our PRC entities outside of the PRC would increase substantially.

We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. Neither we nor our PRC legal counsel is certain as to whether it is more likely than not that PRC tax authorities would require or permit our Hong Kong-incorporated subsidiaries to be treated as PRC resident enterprises. To the extent that such Hong Kong-incorporated subsidiaries are each considered a “non-resident enterprise” under the Avoidance of Double Taxation Arrangement, dividends derived by such Hong Kong-incorporated subsidiaries from our PRC subsidiaries may be subject to a maximum withholding tax rate of 10.0%. See “Item 10.E. Additional Information—Taxation—Regulation of Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this annual report.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which will become effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within China. However, such converted RMB capital still cannot be used to repay RMB loans between enterprises under the SAFE Circular 19. As SAFE Circular 19 was recently promulgated, it remains unclear how it will be interpreted and implemented.

In light of the various requirements imposed by PRC regulations on loans to PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly-owned subsidiaries or consolidated controlled entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to fines and legal or administrative sanctions in connection with certain historical intra-group funding transactions.

We have occasionally engaged in intra-group funding transactions, including dividend distributions from our consolidated controlled entities and payment advances made by one subsidiary on behalf of another. These transactions are typically deemed as non-interest bearing loans and receivables from the relevant “debtors.”

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a PRC-qualified financial institution as defined under the General Lending Code. As none of the payors in our intra-group transactions is or was at the relevant time a PRC qualified financial institution as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. On August 6, 2015, the Supreme People's Court issued the Provisions of the Supreme People's Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions”), which provides that if the purpose of a lending contract concluded between two enterprises is for their business operation, and the lending contract does not contain the circumstances as stipulated in Article 52 of the PRC Contract Law and Article 14 of the Provisions, i.e., those that will result in contracts being null and void, the people's court shall consider such lending contract to be effective. As the General Lending Code has not been repealed and the Provisions were issued by the Supreme People’s Court as guidance for courts’ trial in private lending cases, it remains uncertain how the General Lending Code will be interpreted and implemented. If the PBOC and/or other governmental authorities decide to apply the General Lending Code and thereby instruct the payors to terminate such transactions, we have to fully repay the funds advanced in such transactions.

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, and amended in August 2008, a PRC entity is required to apply for SAFE approval prior to extending commercial loans to offshore entities such as our company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities. Accordingly, it is not clear whether such provision will be applied to the non-interest bearing loans described above. Under the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require us to register the deemed overseas loans and require us to rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine based on the PRC Foreign Currency Administration Regulations. We cannot assure you that we will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot assure you that we will not be subject to such warnings, penalties or other administrative penalties resulting from our intra-group transactions that may be deemed as overseas loans.

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on the payors for the deemed interest income with regard to the arrangements for our intra-group transactions. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by the PBOC. We cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on the payors for any deemed interest income with respect to for our intra-group transactions. Because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, we cannot predict the likelihood that the risks described here will materialize.

The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 36 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

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

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (“Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an overseas special purpose vehicle (“an Overseas SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing, and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the PRC-resident shareholder of the Overseas SPV, name of the Overseas SPV, term of operation, or any increase or reduction of the registered capital of the Overseas SPV, share transfer or swap, and merger or division. Pursuant to Circular 37, failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas parent. Circular 37 replaced a former SAFE circular commonly referred to as Circular 75 which became effective on November 1, 2005 and the relevant implementation notice.SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

It remains unclear how Circular 37 will be interpreted and implemented, and how or whether SAFE will apply it to us. For example, the shares of Media Partner and Next Decade, two of our shareholders, are held in irrevocable discretionary family trusts established by Mr. Mo, of which Mr. Mo has represented that none of the trustees and beneficial owners is a PRC resident. However, since Mr. Mo, a PRC resident, was our indirect shareholder before the establishment of the family trusts, we have not been able to obtain confirmation from SAFE as to whether Circular 37 applies to us or Mr. Mo. We cannot predict how Circular 37 will affect our business operations or future strategies. If SAFE determines that Circular 37 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 37 requirements of our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 37. If Circular 37 is determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficiary owners to comply with Circular 37 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

Regulations in China may make it more difficult for us to pursue growth through acquisitions.

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

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company (the “Stock Option Rule”). Under the Stock Option Rule, a Chinese entity’s directors, supervisors, senior management officers, other staff, or individuals which have an employment or labor relationship with such Chinese entity who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our local employees who have been granted stock options are subject to these regulations. We have designated our relevant PRC subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these rules, we and our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations relating to Employee Share Options” of this annual report.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10.0%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Public Notice 7”). Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10.0% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related certain PRC-based companies that were publicly traded in the United States and which were the subject of certain ongoing SEC investigations. On January 22, 2014, an administrative law judge issued a decision, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months, including our independent registered public accounting firm. The administrative law judge’s decision was neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, the accounting firms filed an appeal with the SEC regarding the administrative law judge’s decision. On February 6, 2015, the accounting firms agreed to pay $500,000 each to settle this dispute with the SEC, which allows them to avoid a temporary suspension of their right to audit U.S.-traded firms. As part of the settlement, the SEC censured the accounting firms, requiring them to perform specific steps to satisfy SEC requests for documents over the next four years. We were not and are not the subject of any SEC investigations regarding the independent accounting firms nor are we involved in the proceedings brought by the SEC against the accounting firms. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi had started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the Renminbi. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. It is therefore difficult to predict how long such depreciation of Renminbi against the U.S. dollar may last and when and how the relationship between the Renminbi and the U.S. dollar may change again. Under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from offshore financing transactions into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Fluctuations in the exchange rate will also affect the relative value of any dividend we declare and distribute that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. To the extent that we need to convert future financing proceeds into Renminbi for our operations, any appreciation of the Renminbi against the relevant foreign currencies would materially reduce the Renminbi amounts we would receive from the conversion. On the other hand, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments of dividends on our shares or for other business purposes when the U.S. dollar appreciates against the Renminbi, the amounts of U.S. dollars we would receive from such conversion would be reduced. In addition, any depreciation of our U.S. dollar-denominated monetary assets could result in a charge to our income statement and a reduction in the value of our assets.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

Risks related to our ADSs, ordinary shares and notes

The market price movement of our ADSs and notes may be volatile.

The market prices of our ADSs and/or notes may be volatile and subject to wide fluctuations. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other online or offline real estate and home-related services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	fluctuations in short or long-term interest rates;

•	sales or perceived sales of additional ordinary shares, ADSs or notes, including under the registration statement we have on file with the SEC to enable certain of our affiliates to sell their shares; and/or

•	following the anticipated acquisition of a controlling stake in Wanli, the market price of Wanli’s shares and the PRC stock market conditions.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue and the expansion of our financial services. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

As a foreign private issuer, we are permitted to, and we rely on exemptions from certain corporate governance standards of The New York Stock Exchange applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares, ADSs and notes.

We are a “foreign private issuer” under the securities laws of the United States and the rules of The New York Stock Exchange. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the rules of The New York Stock Exchange, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of The New York Stock Exchange permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of The New York Stock Exchange. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or that we have annual meetings to elect directors. We currently rely on the exemptions provided by The New York Stock Exchange to a foreign private issuer and have an audit committee comprised of independent directors, a compensation committee with one non-independent director and a nominating and corporate governance committee with one non-independent director. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The New York Stock Exchange.

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

Our corporate affairs are governed by our fifth amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands (the “Cayman Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us and to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

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

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. For example, as of the date of this annual report, five ADSs represent one Class A ordinary share. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.

We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the New EIT Law, we and our offshore subsidiariesmay be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks related to doing business in China—We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.” If we and our offshore subsidiaries are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax for non-resident enterprises or a 20.0% PRC withholding tax for non-resident individuals, or a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions on any dividend we pay to you, subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009 (“Circular 124”).

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

We may not have the ability to raise the funds necessary to repurchase the 2018 Notes and 2022 Notes upon a fundamental change (as defined in the relevant note documents) or on December 15, 2016 (with respect to the 2018 Notes), and our future debt may contain limitations on our ability to repurchase the notes.

Holders of certain of our outstanding notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the relevant note documents) or on December 15, 2016 (with respect to the 2018 Notes) at a repurchase price equal to 100.0% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest under certain circumstances. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor. In addition, our ability to repurchase the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the relevant note documents would constitute a default under such documents. A default under the relevant note documents or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the repayment of any future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

The future sale of substantial amounts of ADSs and/or convertible notes could lower the market price for the ADSs and/or our outstanding notes, as the case may be.

Sales of substantial amounts of ADSs and/or notes that may be converted or exchanged into ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. As of March 31, 2016, we had 95,123,655 ordinary shares outstanding, 1,371,000 ordinary shares reserved for issuance under our outstanding share-based awards and 55,100 ordinary shares reserved for issuance under our employee benefit plans for future share-based awards. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or the trading price of the notes.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2015 and we do not believe that we are likely to become one in our current taxable year or any future tax years. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. federal income taxation” of this annual report.

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

On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which are traded under the symbol of “SFUN.” Concurrently with our initial public offering, our majority shareholder, Telstra International Holdings Ltd. (“Telstra International”), an indirect, wholly owned subsidiary of Telstra Corporation Limited, a Fortune Global 500 company, sold to General Atlantic Mauritius Limited (“General Atlantic”), Hunt 7-A Guernsey L.P. Inc. (“Hunt 7-A”), Hunt 7-B Guernsey L.P. Inc. (“Hunt 7-B”), Hunt 6-A Guernsey L.P. Inc. (“Hunt 6-A,” together with Hunt 7-A and Hunt 7-B, “Apax”), Next Decade and Digital Link Investments Limited (“Digital Link”), all of its remaining shares in our company in a private sale at the initial public offering price.

On February 18, 2011, we changed our ADS share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share.

On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary share.

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this annual report. You can obtain the reports we file with the SEC. See “Where you can find more information.”

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2015, according to Analysys, an independent market research institution commissioned by us. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, online real estate brokerage services and financial services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	E-commerce services: Our e-commerce services primarily include SouFun membership services, direct sales services for new homes, online real estate brokerage services, online home-decorating services and online sublease services. We provide both free and paid SouFun membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, online home-decorating services and online sublease services in the second quarter of 2015. In addition, we offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our www.jiatx.com website. E-commerce services were our largest source of revenues in 2015.

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2015.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2015.

•	Financial services: We provide financial services though our online financial platform, www.txdai.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. We launched financial services in August 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services.

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

In 2013, 2014 and 2015, we had revenues of US$637.4 million, US$702.9 million and US$883.5 million, respectively, representing a compound annual growth rate (“CAGR”) of 17.7%. During the same periods, our net income (loss) attributable to our shareholders was US$298.6 million, US$253.2 million and (US$15.1million), respectively.

Our Services

We provide (1) e-commerce services, (2) marketing services, (3) listing services, (4) financial services and (5) other value-added services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps. In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform that spans online information provision, transaction and financial services, and as a result, our e-commerce businesses have grown rapidly and became the largest source of our revenues in 2015.

E-commerce Services

Our e-commerce services, first launched in 2011, include SouFun membership services, direct sales services for new homes, online real estate brokerage services, online home-decorating services and online sublease services. Our revenues generated from e-commerce services were US$188.1 million, US$244.3 million and US$474.8 million in 2013, 2014 and 2015, respectively, representing 29.5%, 34.8% and 53.7% of our revenues, respectively.

SouFun Membership Services. We provide both free and paid membership services to the registered members of our SouFun cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2015, we offered paid SouFun membership services covering approximately 3,000 property developments in 81cities in China. Our revenues from SouFun membership services totaled US$188.1 million, US$230.0 million and US$318.6 million in 2013, 2014 and 2015, respectively, or 29.5%, 32.7% and 36.1% of our total revenues for the same periods.

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

Online Real Estate Brokerage Services. We launched our online real estate brokerage services in January 2015, which are currently offered in 28 major urban centers in China, such as Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Chongqing, Wuhan and Nanjing. We plan to gradually expand our services into additional markets. We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we do not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. We believe this represents a significant cost advantage and allows us to offer competitive commission rates to our customers.

Online Home-decorating Services. We launched our online home-decorating services in the second quarter of 2015. Based on our customer’s budget and plan for decoration, we engage third-party contractors to perform interior design, remodeling, renovating, furnishing and other home improvement services. We generally charge our customers a fixed fee based on the square footage of the premises undergoing decoration. We source customers primarily through our websites and mobile apps.

Online Sublease Services. We launched our online sublease services in the second quarter of 2015. We promote and market real properties leased from third parties on our websites and mobile apps, and sublease such properties to our customers for rental fees.

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

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Revenues from marketing services were US$278.3 million, US$294.5 million and US$249.9 million in 2013, 2014 and 2015, respectively, representing 43.7%, 41.9% and 28.3% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

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

Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile apps. Our revenues from listing services were US$161.5 million, US$145.7 million and US$107.9 million in 2013, 2014 and 2015, respectively, representing 25.3%, 20.7% and 12.2% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 90.2%, 85.7% and 78.7% of our listing service revenues in 2013, 2014 and 2015, respectively. Real estate agents, brokers, managers, developers, owners and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites and mobile apps have access to listing information free of charge.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our listing services was 173,514, 175,537, and 206,791 in 2013, 2014 and 2015, respectively.

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

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$15.8 million, US$20.8 million and US$23.0 million in 2013, 2014 and 2015, respectively, representing 9.8%, 14.3% and 21.3% of our listing service revenues in those years, respectively.

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

Financial Services.

We introduced our financial services and launched our financing platform through www.txdai.com in August 2014. Revenues from financial services were nil, US$3.2 million and US$29.6 million in 2013, 2014 and 2015, respectively, representing nil, 0.5% and 3.4% of our revenues, respectively. We provide secured loans in the form of entrusted loans and mortgage loans and unsecured loans primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Our loans to home buyers and other borrowers are primarily originated through our online financial service channel on our website. We also promote our financial services to our customers to provide the increased convenience of one-stop real estate brokerage services. Most of our loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. We generally charge borrowers both interest and service fees. With respect to mortgage loans, after disbursement to the borrowers with our own funds, we will seek to sell them to investors on our website. The purchasers generally will receive interest at the same interest rates charged by us but do not receive any service fees from us or the borrowers. As we remain the holder of the security interest in the collateral, we provide a guarantee to the loan purchasers in case of default by the borrowers. We assess each individual loan receivable for impairment on a quarterly basis. As part of our impairment assessment, we consider the timeliness of collection to date, changes in the value of collateral provided by the borrowers and expected default rates. Our loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, we generally provide loans to real estate developers using an “entrusted loan” structure. Under our entrusted loan arrangements with commercial banks, we provide loans to borrowers with funds released by the commercial banks from our trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. We, as opposed to the commercial banks, bear the credit risk of our entrusted loans. See “—Regulation—Regulation on Entrusted Loans.” We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin. Our subsidiaries with microfinancing approvals may provide loans directly to corporate borrowers. There are no similar restrictions on loans to individual borrowers.

Other Value-added Services

In addition to e-commerce, marketing, listing and financial services, we also provide other value-added services. Revenues from other value-added services were US$9.4 million, US$15.2 million and US$21.4 million in 2013, 2014 and 2015, respectively, representing 1.5%, 2.1% and 2.4% of our revenues, respectively.

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

“Total Web Solution” Services. “Total web solution” services help our customers integrate their services and products into our websites as well as to design their own websites. Customers interested in targeting consumers in the real estate and home furnishing and improvement and other home-related sectors often request our assistance with website management, establishing website traffic tracking tools and electronic bulletin board services, a type of online information service that offers a shared environment where visitors to the website can leave messages, retrieve messages, engage in online discussions and exchange information with other visitors. We believe our total web solution services enable us to enhance our relationship with our customers by providing an additional avenue through which we can cross-sell other services, such as e-commerce, marketing and listing services. We believe our total web solution services also serve as an effective tool to educate and train our customers in marketing strategies. Such training is particularly important for customers located in smaller cities where local Internet penetration and sophistication may be lower than the larger and more developed cities in China.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to Google Analytics, www.fang.com received a monthly average of approximately 100 million unique visitors in the fourth quarter of 2015. In addition, we had approximately 68 million registered members of our www.fang.com website and had about 25 million registered members of our free and paid SouFun membership services as of December 31, 2015.

As of December 31, 2015, our www.fang.com website contained contents covering more than 629 cities across China, as well as Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform, and our www.txdai.com website, our financing platform.

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

Our Mobile Apps

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of March 31, 2016, we had 18 iOS- and 18 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China. At the end of 2015, approximately 65.0% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile apps).

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 629 cities across China and have on-the-ground personnel located in approximately 100 offices across China. In addition, we began to offer e-commerce services in 2011, and our SouFun membership services had already extended to 81 cities as of December 31, 2015. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality e-commerce, marketing and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our e-commerce, marketing and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sales support and services.

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

We also offer limited listing and other information relating to the real estate markets in Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain, but these markets do not constitute a material part of our business.

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

Real Estate Research and Reports

We believe our knowledge of China’s real estate and home-related sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our e-commerce, marketing and listing services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our e-commerce, marketing and listing customers. To maintain and extend our leading position in this area, we seek to recruit and retain employees knowledgeable about China’s real estate and home-related sectors through a variety of incentive measures, including share-based compensation plans. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home-related sectors.

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. We organized and hosted, both online and offline, 12 consecutive China Villa Festivals from 2004 to 2015, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. In March 2014, we also hosted our tenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past ten years that we held the event.

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

Advertising and Marketing

We began to conduct general marketing and advertising activities to promote awareness of our new “Fang Tian Xia” and “Fang.com” brands in July 2014. We have also used outdoor advertisements in the Beijing Capital International Airport, bus bulletin boards and subway stations.

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2015, our sales and marketing team consisted of approximately 23,442 persons located in approximately 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (1) mandatory entrance training for each new sales and marketing employee during a three-month probationary period, (2) rotation training that aims to rotate every sales and marketing employee in different posts for a certain period of time, and (3) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. Our combination of training, performance-based compensation and a merit based promotion system has been effective in identifying, motivating and retaining strong performers.

We also have key account sales representatives in Beijing that serve our approximately 170 key account customers, which are identified based on their reputation, the scope of their operations as well as the amount of their contracts with us. We appoint one designated contact person to serve each key account customer. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press release and reports for our key account customers.

Information Technology Systems and Infrastructure

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 12 years.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and e-commerce, marketing and listing customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement and other home-related products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as Analysys and Talkingdata. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites and mobile apps that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

Other existing and potential competitors include:

•	real estate and home furnishing and improvement websites and mobile apps offering listing and marketing services in China including real estate websites and mobile apps sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites and mobile apps focused on real estate research services in China; and;

•	online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Leju Holdings Limited, Tencent’s fangqq.com, 58.com,Anjuke.com (acquired by 58.com in March 2015), Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized e-commerce, marketing, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 628 urban real estate markets in China as of December 31, 2015, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

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

Our applications for the “SouFun” trademark for certain industry categories in China conflict with existing registrations of or applications for similar trademarks, which have resulted in ongoing litigations. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality. The Supreme People’s Court of the PRC is currently in the process of reviewing the supplemental evidence submitted by both parties to determine whether a retrial should be granted. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.” In 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we eventually do lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

As of December 31, 2015, we held 230 registered copyrights and owned or licensed 210 registered trademarks in China. As of the same date, we had 301 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2015, we owned or licensed 989 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com, www.landlist.cn and www.txdai.com.

As of December 31, 2015, we had two registered patents and five patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the People’s Republic of China.

Facilities

Our principal executive offices are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China, with approximately 14,640 sq.m. of office space. As of December 31, 2015, we leased or owned properties with an aggregate gross floor area of approximately 517,405 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

In December 2013, we entered into an agreement with a real estate developer to purchase 22,402 sq.m. of office space in an office building being developed by the developer in Chengdu, Sichuan province, China for RMB232.5 million (US$38.1 million). In June 2014, we entered into an agreement to purchase an additional 24,226 sq.m. of office space and 373 parking spaces in the same building from the developer for a consideration of RMB345.0 million (US$56.4 million). As of December 31, 2015, we had fully settled the total purchase price of the office building and the parking spaces.

In November, 2015, we entered into a commercial properties purchase agreement with a real estate developer to purchase an office building in Beijing to be used as our new headquarters establishment with a total price approximately $243 million. This property has a total usable office space of approximately 70,000 sq.m. and is located at Guogongzhuang Middle Road, Fengtai District, Beijing, which we believe will provide strong support to our fast expanding headcounts and Beijing operations. As of December 31, 2015, the seller had delivered this property to us against a payment of half of the total purchase price totaling US$119.9 million.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Legal Proceedings

We are currently not involved in any material legal or arbitration proceedings, except for otherwise disclosed below. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider the other PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality. The Supreme People’s Court of the PRC is currently in the process of reviewing the supplemental evidence submitted by both parties to determine whether a retrial should be granted. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

In October 2015, a purported securities class action lawsuit was filed in the United States District Court for the Central District of California against our company and two of our officers. The action is titled L&G Rubin Family Trust vs. Soufun Holdings Limited, Vincent Tianquan Mo and Lanying Guan, Case No. 3:2015-cv-08508. The plaintiffs allege that the defendants made false and misleading statements regarding our financial results for the first and second fiscal quarters of 2015, specifically by failing to disclose information concerning alleged “fake contracts” that were allegedly included in our financial results, and assert claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of those persons and entities who purchased or otherwise acquired our ADSs between May 20, 2015 and October 27, 2015, inclusive. We believe the claims are without merit and intend to vigorously defend ourselves.

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

Restrictions on Foreign Ownership in the Online Advertising Industry

Internet Content Provision and Wireless Value-Added Services

In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with Internet content provision services and wireless value-added services being classified as value-added telecommunications businesses. In December 2015, MIIT further amended the classification of telecommunications business, which sets out in details of the information service business classification under the category of value-added telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalog issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100.0% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business. In the event we are able to qualify to acquire the equity interest in certain consolidated controlled entities under the rules allowing complete foreign ownership, these PRC operating companies would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities.

In the opinion of our PRC legal counsel:

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

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. See “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure—If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” and “—Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our corporate structure, corporate governance and business operations.”

Regulation Relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (Revised in 2016);

•	The Catalog of Classes of Telecommunications Business;

•	The Administrative Measures for Telecommunications Business Operating Licenses; and

•	The Internet Information Services Administrative Measures.

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

On December 21, 2013, the State Council promulgated the Decision of the State Council on Temporary Adjustments to the Administrative Approval Items or Special Administrative Measures on Access Prescribed in the Relevant Administrative Regulations or State Council’s Documents in China (Shanghai) Pilot Free Trade Zone, which provides that  temporary adjustments shall be made to special administrative measures on access in respect of qualification requirements and restrictions on shareholding proportion under the Administrative Rules on Foreign-invested Telecommunications Enterprises.

Pursuant to the Opinions of the MIIT and the People’s Government of Shanghai Municipality on Further Opening Up Value-added Telecommunications Business in China (Shanghai) Pilot Free Trade Zone (“Pilot Opinions”), which were jointly issued by the MIIT and People’s Government of Shanghai Municipality on January 6, 2014, foreign ownership in telecommunications service business (only include apps stores), which China has committed to opening-up after its WTO entry, may exceed 50% on a pilot basis. Foreign ownership in online data processing and transaction processing (operational electronic commerce) shall not exceed 55%. Except for the Internet connection service business (provision of internet connection service for online users), the scope for other businesses services specified by the Pilot Opinions can be nationwide. On April 15, 2014, the MIIT promulgated the Circular on Printing and Distributing the Administrative Measures of China (Shanghai) Pilot Free Trade Zone for the Pilot Operation of Value-added Telecommunications Business by Foreign Investment, which further provides the requirements and procedures for foreign-invested enterprises to apply for and obtain the approval to conduct value-added telecommunications business based in the China (Shanghai) Pilot Free Trade Zone.

On June 19, 2015, MIIT further issued the Circular of the MIIT on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operational E-commerce) Business, which liberalizes the foreign ownership restrictions in online data processing and transaction processing (operational electronic commerce) business by expanding the business areas from the China (Shanghai) Pilot Free Trade Zone to nationwide, and the foreign ownership may be up to 100%.

Our majority-owned subsidiary, Shanghai Jing Rong, holds an Approval of Pilot Foreign Investment in Operating Value-added Telecommunications Business at China (Shanghai) Pilot Free Trade Zone issued by the Shanghai Communications Administration, a municipal branch of MIIT.

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

Furthermore, according to the Administrative Provisions on Online Publishing Services, jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in February 2016, all entities that are engaged in Internet publication services in China must be approved by competent publication administrative department and acquire an Online Publishing Service License.  The online publishing services defined in the Administrative Provisions on Online Publishing Services refer to the provision of online publications to the public through information networks while the Online Publications refer to digitized works with characteristics of publishing, such as editing, production or processing provided to the public through information networks.

Advertising Services

SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

•	the Advertising Law (Revised in 2015);

•	the Administration of Advertising Regulations; and

•	the Implementation Rules for the Administration of Advertising Regulations.

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

Regulations on the Real Estate Service Industry

The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the PRC Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011,and was further amended on March 1, 2016 and became effective on April 1, 2016.

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

Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the PRC Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and relevant circulars, to practice as a qualified real estate broker, an individual was required to pass an exam and obtain a qualification certificate for real estate brokers, However, the State Council issued the Decision of the State Council on Cancelling and Adjusting a Batch of Administrative Examination and Approval Items on July 22, 2014, which eliminated the qualification certificate requirement for real estate brokers. On June 25, 2015, the PRC Ministry of Human Resources and Social Security and the MOHURD further jointly issued Interim Provisions on the Occupational Qualification System of Professional Real Estate Brokers and the Implementing Measures for Occupational Qualification Exams of Professional Real Estate Brokers, which provide that real estate brokerage professional qualifications are divided into three levels, namely associate real estate broker, real estate broker and senior real estate broker. The associate real estate broker and real estate broker shall pass the examination as a method to evaluate their professional skills.

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

Regulations on Microfinance Companies

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

Regulations on Entrusted Loans

The General Lending Code were promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Lending Code define a “loan provider” as a PRC owned financial institution established in China that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Lending Code is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the “capital provider”) and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term “specified borrower” describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the “loan recipient”). While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Lending Code and the relevant judicial interpretation from the Supreme People’s Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Lending Code requires that loan providers must be authorized by and have been granted a financial institution license or a financial institution operation license from the PBOC; and must have registered with the SAIC. The General Lending Code further stipulates that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as a loan provider.

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 require Internet content service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by our PRC legal counsel that both requirements are for the protection of information on the identity of Internet users.

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

Regulations relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules on Foreign-invested Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience operating in such industry.

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

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Name	Place of Formation	Relationship

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	China	Wholly-owned subsidiary

Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Beijing Fang Tian Xia Decorative Engineering Co., Ltd. (“Beijing Fang Tian Xia Decorative Engineering”)	China	Wholly-owned subsidiary

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An Tu Sheng”)	China	Wholly-owned subsidiary

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	China	Wholly-owned subsidiary

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	China	Wholly-owned subsidiary

Beijing Tian Xia Dai Financial Information Service Co., Ltd. (“Beijing Tian Xia Dai Financial Information”)	China	Wholly-owned subsidiary

Beijing Tuo Shi Hong Tian Technology Development Co., Ltd. (“Beijing Tuo Shi Hong Tian”)	China	Majority-owned subsidiary

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi Huan Yu”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd. (“Beijing Zhong Zhi Shi Zheng”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd. (“Beijing Zhong Zhi Xun Bo”)	China	Wholly-owned subsidiary

Best Work Holdings (New York) LLC	United States	Wholly-owned subsidiary

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	China	Wholly-owned subsidiary

Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network”)	China	Wholly-owned subsidiary

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Commercial Factoring Co., Ltd. (“Tianjin Jia Tian Xia Commercial Factoring”)	China	Wholly-owned subsidiary

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	China	Majority-owned subsidiary

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	China	Majority-owned subsidiary

Shanghai Jia Tian Xia Financing Guarantee Co., Ltd. (“Shanghai Jia Tian Xia Financing Guarantee”)	China	Wholly-owned subsidiary

Shanghai Jing Rong Information Technology Co., Ltd. (“Shanghai Jing Rong”)	China	Majority-owned subsidiary

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	China	Majority-owned subsidiary

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	China	Wholly-owned subsidiary

Suzhou Cun Fang Real Estate Broking Co., Ltd. (“Suzhou Cun Fang”)	China	Wholly-owned subsidiary

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	China	Wholly-owned subsidiary

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	China	Wholly-owned subsidiary

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	China	Consolidated controlled entity

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	China	Consolidated controlled entity

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	China	Consolidated controlled entity

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	China	Consolidated controlled entity

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	China	Consolidated controlled entity

Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	China	Consolidated controlled entity

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze Wan Jia”)	China	Consolidated controlled entity

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	China	Consolidated controlled entity

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	China	Consolidated controlled entity

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	China	Consolidated controlled entity

Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”)	China	Consolidated controlled entity

Shanghai Fang Chao Real Estate Broking Co., Ltd. (“Shanghai Fang Chao”)	China	Consolidated controlled entity

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT”)	China	Consolidated controlled entity

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	China	Consolidated controlled entity

Shanghai SouFun Cun Fang Real Estate Broking Co., Ltd. (“Shanghai SouFun Cun Fang”)	China	Consolidated controlled entity

Shenzhen Fang Tian Xia Real Estate Broking Co., Ltd. (“Shenzhen Fang Tian Xia”)	China	Consolidated controlled entity

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin JTX Advertising”)	China	Consolidated controlled entity

Wuhan SouFun Yi Ran Ju Ke Real Estate Broking Co., Ltd. (“Wuhan SouFun Yi Ran Ju Ke”)	China	Consolidated controlled entity

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

SouFun Holdings Limited (Cayman Islands)
Best Work Holdings (New York) LLC (New York)
Offshore
Onshore
Beijing Zhong Zhi Shi Zheng
Shanghai BaoAn Enterprise
Shanghai BaoAn Hotel
75.0% (1)
75.0% (1)
Beijing Zhong Zhi Xun Bo
Beijing JTX Technology
Beijing Technology
Shanghai Advertising
Shanghai China Index
Beijing Yi Ran Ju Ke
Shenzhen Fang Tian Xia
Wuhan SouFun Yi Ran Ju Ke
SouFun Network
SouFun Media
Beijing Li Man Wan Jia
Beijing Fang Tian Xia Decorative Engineering
Chongqing Tian Xia Dai Microfinance
Hangzhou SouFun Network
Tianjin Jia Tian Xia Commercial Factoring
Tianjin Jia Tian Xia Microfinance
Tianjin SouFun Network
Beijing Tuo Shi Huan Yu
70.0% (3)
30.0%
Beijing Tuo Shi Hong Tian
70.0% (3)
Shanghai Jing Rong
Shanghai Jia Tian Xia Financing Guarantee
Beijing Hong An Tu Sheng
70.0%
70.0% (2)
Beijing Tian Xia Dai Financial Information
Beihai Tian Xia Dai Microfinance
Shanghai SouFun Microfinance
Jia Tian Xia Network
Beijing Cun Fang
Chongqing Fang Tian Xia
Nanjing Cun Fang
Suzhou Cun Fang
Tianjin Fang Tian Xia
Beijing Hua Ju Tian Xia
Beijing Fang Chao
Shanghai Fang Chao
Tianjin JTX Advertising
Shanghai SouFun Cun Fang
Beijing Advertising
Beijing Internet
20.0%
30.0%
80.0%
70.0%
Beijing China Index
Shanghai JBT
Beijing Li Tian Rong Ze
Beijing Li Tian Rong Ze Wan Jia
Equity Interest 100% ownership unless otherwise indicated
Contractual Arrangements

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.
(1)	Each of Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel is owned as to 25.0% by Shanghai China Index, one of our consolidated controlled entities.
(2)	Shanghai SouFun Microfinance is owned as to 20.0% by Beijing Technology and as to 10.0% by Beijing JTX Technology, both of which are our consolidated controlled entities.
(3)	Each of Beijing Tuo Shi Hong Tian and Shanghai Jing Rong is owned as to 30.0% by Mr. Mo, our founder, executive chairman and chief executive officer.

(4)	SouFun Network, SouFun Media, Beijing Li Man Wan Jia, Beijing Tuo Shi Huan Yu and Beijing Hong An Tu Sheng, collectively, are the Target Companies with respect to our anticipated transactions with Wanli. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Development—Proposed Acquisition of Controlling Stake in Wanli” of this annual report.

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

A. OPERATING RESULTS

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2015, according to Analysys, an independent market research institution commissioned by us. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, online real estate brokerage services and financial services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	E-commerce services: Our e-commerce services primarily include SouFun membership services, direct sales services for new homes, online real estate brokerage services, online home-decorating services and online sublease services. We provide both free and paid SouFun membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, and online home-decorating services and online sublease services in the second quarter of 2015. In addition, we offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our www.jiatx.com website. E-commerce services were our largest source of revenues in 2015.

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2015.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2015.

•	Financial services: We provide financial services though our online financial platform, www.txdai.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. We launched financial services in August 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to Google Analytics, in the fourth quarter of 2015, our website, www.fang.com, received a monthly average of approximately 100 million unique visitors and generated a monthly average of approximately 170 million website visits. We currently maintain approximately 100 offices to focus on local market needs.

Our revenues and net loss attributable to our shareholders in 2015 was US$883.5 million and US$15.1 million, respectively. E-commerce, marketing, listing, financial and other value-added services accounted for 53.7%, 28.3%, 12.2%, 3.4% and 2.4%, respectively, of our revenues in 2015.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2014	2015
Average monthly unique visitors (million)*	78.1	100.9
Average monthly mobile unique visitors (million)*	41.1	61.9
Transactions under SouFun membership services and direct sales services	217,457	311,125
GMV (U.S. dollars in millions)**	-	32,603

*	Source: Google Analytics
**	We began to disclose GMV as a key operating and financial performance metric in 2015. GMV refers to the value of confirmed transactions generated or facilitated by our services, including (1) the total property price of new homes and secondary properties we sell or facilitate selling in connection with direct sales services and online real estate brokerage services, (2) the total rental fees we pay to landlords and collect from tenants in connection with online sublease services, and (3) the total contract value of home furnishing and improvement transactions in connection with online home-decorating services. We calculate GMV based on quarterly increments.

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

	Year Ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Non-GAAP net income/(loss)	318,298	284,823	(73,661)
Adjusted EBITDA	371,121	333,000	(9,563)

Non-GAAP net income measures GAAP net income, excluding the impact of stock-based compensation expense, realized (gain) loss on available-for-sale securities, other-than-temporary impairment on available-for-sale securities, gain on bargain purchase, withholding tax on dividends and one-off tax impact.

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

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2013	2014	2015
	(U.S. dollars in thousands)
GAAP net income / (loss)	298,662	253,217	(15,174)
Share-based compensation	7,028	4,682	4,008
Other-than-temporary impairment on available-for-sale securities	—	8,417	—
Realized (gain) loss on available-for-sale securities	(821)	—	—
Gain on bargain purchase	(102)	—	—
One-off tax impact(1)	13,531	18,507	(61,162)
Investment income	—	—	(1,333)
Non-GAAP net income / (loss)	318,298	284,823	(73,661)

(1)	One-off tax impact recognized in 2015 represents the reversal of deferred tax liabilities in relation to the reversal of withholding tax.
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
The one-off tax impact recognized in 2013 represented the adjustment on the applicable income tax rate used to measure the deferred tax liabilities in relation to the cumulative undistributed earnings of our two PRC subsidiaries that were not permanently reinvested. In September 2013, the subsidiaries obtained approvals from the tax authority for a reduced withholding tax rate of 5% on repatriation of dividends from 2013 to 2015 under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation.

	Year Ended December 31,
Reconciliation of non-GAAP net income and adjusted EBITDA	2013	2014	2015
	(U.S. dollars in thousands)
Non-GAAP net income/(loss)	318,298	284,823	(77,923)
Add Back
Interest expenses	14,675	17,308	16,518
Income tax expenses excluding one-off tax impact and withholding tax related to dividends	56,250	63,214	59,519
Depreciation expenses	9,701	11,624	14,544
Subtract
Interest income	(27,803)	(43,857)	(22,221)
Adjusted EBITDA	371,121	333,000	(9,563)

Recent Developments

Completion of Private Placements

In September and November 2015, we completed the offering of our Class A ordinary shares and convertible notes in private placement transactions to, among others, the Carlyle Group and its affiliates, IDG Capital Partners and its affiliates, and certain members of our management team. As a result of the foregoing transactions, we issued 11,855,384 Class A ordinary shares and $300 million in principal amount of convertible notes for total gross proceeds of $646.77 million.

Proposed Acquisition of Controlling Stake in Wanli

In January 2016, the Fang Subsidiaries entered into a series of transaction documents in connection with our proposed acquisition of a controlling stake in Wanli. Under the proposed transaction structure, we agreed to subscribe for shares to be newly issued by Wanli in exchange for the transfer of the equity interests in five wholly-owned subsidiaries of the Fang Subsidiaries that operate as our service platforms for online advertising business. Wanli agreed that it would concurrently dispose of all of its existing non-cash assets and liabilities to a PRC entity that is not affiliated with us. The transaction price is to be determined based on the evaluation results on the entire equity interest of the Target Companies. As such evaluation is yet to be completed, pursuant to the estimated evaluation results and the subscription price, following the consummation of the foregoing transactions and the concurrent share placement, the Fang Subsidiaries will collectively hold approximately 70.0% of the share capital of Wanli, allowing us to consolidate Wanli’s financial results as Wanli will become a majority-owned indirect subsidiary of our company.

As required by the relevant PRC regulations and regulatory authorities, we also entered into a profit compensation agreement, under which we undertook to compensate Wanli if the Target Companies were unable to generate sufficient revenues to meet the predetermined profit targets in the Compensation Years or were to incur impairment loss upon the expiration of the Compensation Years, by transferring back the shares in Wanli, to the extent subscribed by Fang Subsidiaries, for nominal price.

The foregoing transactions remain subject to the requisite internal approvals of the relevant parties, including the approval by the shareholders’ meeting of Wanli, and regulatory clearance, including that by the CSRC and other applicable regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Our anticipated acquisition of a controlling stake in Wanli, a company listed on the Shanghai Stock Exchange, may not be approved and consummated and may subject us to certain risks and challenges unique to the transaction structure and the PRC regulatory regime.”

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

Market acceptance of our e-commerce services

Real estate related e-commerce services are relatively new and evolving. We began offering SouFun membership services in 2011, our direct sales services for new homes in August 2014, online real estate brokerage services in January 2015, and online home-decorating services and online sublease services in the second quarter of 2015. Our revenues from e-commerce services have grown rapidly, totaling US$188.1 million, US$244.3 million and US$474.8 million in 2013, 2014 and 2015, respectively, representing 29.5%, 34.8% and 53.7% of our total revenues for the same periods. Our ability to maintain or increase the number of partner developers or property developments for e-commerce services are offered, grow our customer base and increase transaction volume to a significant extent depends on increased market acceptance of these services.

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our e-commerce, marketing and listing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of December 31, 2015, we had established real estate-related content, search services, marketing and listing coverage of more than 629 cities across China, and our SouFun membership services, which were launched in 2011, were offered in 81 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

We expect to face additional competition as we develop and offer new services. For example, we began to offer direct sales services for new homes in August 2014, online real estate brokerage services in January 2015, and online home-decorating services and online sublease services in the second quarter of 2015. Some of our customers offer the same or similar services. Accordingly, we may face competition from these customers. In addition, such competition may adversely affect our relationships with these customers and our business.

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, marketing, listing, financial and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. As of December 31, 2015, we had loans receivable with a principal balance of US$322.3 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Mr. Dai, a director (until February 2016 when he resigned) and former chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

Components of our Results of Operations

Revenues

We derive our revenues from e-commerce, marketing, listing, financial and other value-added services. In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform, and, as a result, our e-commerce services have grown rapidly and became the largest source of our revenues 2015.

E-commerce Services

Our e-commerce services, first launched in 2011, include SouFun membership services, direct sales services for new homes, online real estate brokerage services, online home-decorating services and online sublease services. Our SouFun membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. We offer an online marketplace and related e-commerce services to home furnishing and improvement vendors in China through our website www.jiatx.com and charge commissions on transactions completed through the website. Beginning in August 2014, we introduced direct sales services for new homes developed by our property developer clients on our marketing platforms, i.e., website and mobile apps. After individuals interested in the properties register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. We charge our developer clients a fee for each property they sell through our direct sales services. In January 2015, we launched online real estate brokerage services. We charge a commission for each completed transaction. We launched our online home-decorating services in the second quarter of 2015, charging our customers a fixed fee based on the square footage of the premises undergoing decoration. We also launched our online sublease services in the second quarter of 2015. We promote and market real properties leased from third parties on our websites and mobile apps, and sublease such properties to our customers for rental fees.

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

Financial services

Our revenues from financial services consist of interest income and annual service fees from secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements.

Other value-added services

We also derive revenues from other value-added services, including subscriptions to our information database, research reports, and total web solution services.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, e-commerce cost, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our e-commerce, marketing, listing, financial and other value-added services. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel and personnel dedicated to servicing and designing websites and mobile apps for our customers. E-commerce cost refers to the portion of proceeds to be remitted to real estate brokers under our SouFun membership services. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our wholly-owned PRC subsidiaries for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2013, 2014 and 2015, our cost of revenues represented 16.1%, 20.7% and 62.9% of our revenues, respectively. Starting from January 1, 2012, the PRC Ministry of Finance and SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain modern service industries. Effective August 1, 2013, the Pilot Program was expanded across China. With the adoption of the Pilot Program, our revenues are subject to VAT of 6% instead of business tax of 5%. We expect our cost of revenues to continue to increase and such expenses may increase faster than the growth of our revenues as we continue to invest in existing and new services and expand our market.

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

Cayman Islands

Under the current laws of the Cayman Islands, the company and subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, noBVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as our Hong Kong-incorporated subsidiaries have no assessable profits for the three years ended December 31, 2015.

United States

Our United States-incorporated subsidiaries do not conduct any substantive operations of their own. No provision for the United States income tax has been made in the financial statements as these subsidiaries had no assessable income for the three years ended December 31, 2015. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2013, 2014 or 2015.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as it had no assessable profits for 2015.

China

In March 2007, a new enterprise income tax law in China was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the SAT issued Circular No. 203 stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to enjoy the preferential tax rate of 15%.

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhong Zhi Shi Zheng, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. We applied for renewal of the HNTE certificates for these subsidiaries, which would enable them to continue qualifying for the preferential tax rates in 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and we received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the preferential tax rate of 15% for 2012, 2013 and 2014. We applied for the renewal of the HNTE status for these five subsidiaries in 2015 and received the renewed HNTE certificates in November 2015, allowing them to enjoy the preferential tax rate of 15% in 2015, 2016 and 2017. In November 2015, we also received the HNTE certificate for Beijing Hong An Tu Sheng, which nevertheless enjoyed a reduced EIT rate of 12.5% for 2015 as a holder of the certificate of “Software Enterprise.” Beijing Hong An Tu Sheng will be entitled to the preferential tax rate of 15% in 2016 and 2017.

If any of these six subsidiaries fails to maintain the HNTE qualification under the New EIT Law and does not qualify for any other preferential tax treatment, they will no longer qualify for the preferential tax rate of 15%, which could have a material adverse effect on our results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned subsidiaries have successfully renewed their HNTE certificates after the previous certificates expired.

On March 26, 2012, Beijing Hong An Tu Sheng and Beijing Tuo Shi Huan Yu obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries were entitled to a reduced EIT rate of 12.5% for 2013, 2014 and 2015.

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia obtained the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to a two-year EIT exemption for 2013 and 2014 and a reduced EIT rate of 12.5% for 2015, 2016 and 2017. As a result of the change in tax status of these three subsidiaries, current income tax expense of US$5.2 million was reversed in 2014, as a result of the cumulative effect of applying the statutory tax rate of 25% in 2013.

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

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2015, we had not accrued for PRC tax on such basis. We will continue to monitor our tax status.

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

Revenue Recognition

We recognize revenues only when (1) there is persuasive evidence of an arrangement, (2) the sales price is fixed or determinable, (3) delivery of services has occurred, and (4) collectability is reasonably assured. We derive revenues from the provision of e-commerce, marketing, listing, financial and other value-added services. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies.

E-commerce Services

We began to provide e-commerce services in 2011. Our e-commerce services primarily consist of SouFun membership services, our online marketplace services, beginning in August 2014, direct sales services for new homes, beginning in January 2015, online real estate brokerage services, and beginning in the second quarter of 2015, online home-decorating services and online sublease services.

Soufun Membership Services. We enter into arrangements with real estate developers, pursuant to which we charge our customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the fair value of the fees charged by us. The discount is either a fixed amount off or a fixed percentage of the price of the specified property. The fees paid by prospective home buyers are refundable before a purchase of the specified properties is made by the customers. We recognize revenues when cash consideration of the fee is received and the discount has been applied by the customers to pay for the purchase price of the specified properties. Cash received in advance of the purchase of specified properties is recorded as “customers’ refundable fees.”

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

Online Marketplace Platform. We operate (1) an online marketplace platform which enables third-party merchants to sell home furnishing products to customers online and (2) an online payment platform which enable third-party merchants to transact with customers online. We earn a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed. When a customer places his or her order for home furnishing products with a third-party merchant through our marketplace platform, the sales price and the shipping charge for the sale transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through our online payment platform. When the sales transaction is completed, we recognize the commission earned as e-commerce services revenues upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through our marketplace and online payment platforms.

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

Online Home-decorating Services. We launched online home-decorating services in the second quarter of 2015. Based on the customer’s budget and plan for decoration, we engage third-party contractors to perform interior design, remodeling, renovation, furnishing and other home improvement services. We generally charge the customers a fixed fee based on the square footage of the premises undergoing decoration. We source customers primarily through our websites and mobile apps. Revenues derived from decoration services where we design and renovate the properties for our customers are recognized based on the percentage-of-completion method in accordance with ASC 605 “Revenue Recognition.”

Online Sublease Services. Commencing in 2015, we began providing a new sublease service through our rental services channel. We initially enter into contracts with the original lessors and receive the exclusive right to rent the property to the sublessees. We are responsible for collecting the rent from the sublessee and remitting the rent to the original lessor. We also bear the primary obligations under the original lease. The rent is recognized on a straight-line basis over the lease term.

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

We updated the BESP for each deliverable during 2015. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant.

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

Financial Services

We provide financial services though our online financial platform, www.txdai.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized in financial services using the effective interest rate method.

Other Value-added Services

We generate revenues from other value-added services, including primarily subscription services for access to our information database, and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to our information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices are recognized when the relevant services are completed.

Our business is subject to business taxes, value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations”, all such business taxes, value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. Business taxes, value-added taxes and related surcharges and cultural construction fees for 2013, 2014 and 2015 were US$38,783, US$44,003 and US$48,253, respectively.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable, as of December 31, 2014 or 2015, respectively.

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

Commencing in August 2014, we began to enter into arrangements with third-party investors under which we sell the economic benefits in certain mortgage loans receivable in exchange for cash. Sales of mortgage loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing.” We derecognize the mortgage loans receivable if (1) the loans have been legally isolated from us, (2) there are no constraints on investors to pledge or exchange the mortgage loans, and (3) we do not maintain effective control over the mortgage loans.

Share-based Compensation

Our employees and directors participate in our share-based award incentive plan. We apply ASC 718, “Compensation-Stock Compensation,” to account for our employee share-based payments. There were no share-based payments made to non-employees for any of the years presented. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant-date fair values, which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liabilities are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, which were not subject to performance vesting conditions.

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

Interest and penalties arising from underpayment of income taxes are computed in accordance with the relevant PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive income as income tax expense.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In January 2015, the FASB issued ASU 2015-01, “Income Statement-Extraordinary and Unusual Items,” which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending December 31, 2017 and interim reporting periods during the year ending December 31, 2017. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), “Interest—Imputation of Interest.” ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), “Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842).” ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

In March 2016, the FASB issued ASU NO. 2016-09 (“ASU 2016-09”), “Accounting Standards Update No.2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 involves several aspects of the accounting for shared-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flow. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this standard.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
E-commerce services	188,107	29.5%	244,344	34.8%	474,810	53.7%
Marketing services	278,322	43.7%	294,484	41.9%	249,862	28.3%
Listing services	161,547	25.3%	145,654	20.7%	107,922	12.2%
Financial services	—	—	3,235	0.5%	29,582	3.4%
Other value-added services	9,403	1.5%	15,165	2.1%	21,373	2.4%
Total revenues	637,379	100.0%	702,882	100.0%	883,549	100.0%
Cost of revenues
Cost of services	(102,488)	(16.1)%	(145,739)	(20.7)%	(555,389)	(62.9)%
Total cost of revenues	(102,488)	(16.1)%	(145,739)	(20.7)%	(555,389)	(62.9)%
Gross profit	534,891	83.9%	557,143	79.3%	328,161	37.1%
Operating income (expenses)
Selling expenses	(101,935)	(16.0)%	(147,874)	(21.0)%	(236,603)	(26.8)%
General and administrative expenses	(83,384)	(13.1)%	(100,571)	(14.3)%	(125,405)	(14.2)%
Other income (loss)	786	0.1%	835	0.1%	(625)	(0.1)%
Operating income (loss)	350,358	55.0%	309,533	44.0%	(34,473)	(3.9)%
Foreign exchange gain (loss)	3	0%	(44)	0%	1,464	0.2%
Interest income	27,803	4.4%	43,857	6.2%	22,221	2.5%
Interest expenses	(14,675)	(2.3)%	(17,308)	(2.5)%	(16,519)	(1.9)%
Realized (loss) gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of (US$721), nil, US$821, nil and nil for the year ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively)	821	0.1%	—	—	—	—
Government grants	4,031	0.6%	7,205	1.0%	4,936	0.6%
Investment income	—	—	—	—	1,333	0.2%
Other-than-temporary impairment on available-for-sale securities	—	—	(8,417)	(1.2)%	—	—
Gain on bargain purchase	102	0%	—	—	—	—
Income (loss) before income taxes and noncontrolling interests	368,443	57.8%	334,826	47.6%	(21,038)	(2.4)%
Income tax (expenses) benefit	(69,781)	(10.9)%	(81,609)	(11.6)%	5,905	0.7%
Net income (loss)	298,662	46.9%	253,217	36.0%	(15,133)	(1.7)%
Net income (loss) attributable to noncontrolling interests	53	0%	—	—	(37)	0%
Net income (loss) attributable to SouFun Holdings Limited’s shareholders	298,609	46.9%	253,217	36.0%	(15,096)	(1.7)%
Other comprehensive income, before tax
Foreign currency translation adjustments	20,150	3.1%	(4,323)	(0.6)%	(55,930)	(6.3)%
Unrealized gain (loss) on available-for-sale securities	78	0%	10,508	1.5%	(4,002)	(0.5)%
Reclassification adjustment for loss (gain) included in net income	(821)	(0.1)%	—	—	—	—
Other comprehensive income, before tax	19,407	3.0%	6,185	0.9%	(59,930)	(6.8)%
Income tax expense related to components of other comprehensive income	—	—	—	—	—	—
Other comprehensive income, net of tax	19,407	3.0%	6,185	0.9%	(59,930)	(6.8)%
Comprehensive income (loss)	318,069	49.9%	259,402	36.9%	(75,063)	(8.5)%
Comprehensive income (loss) attributable to noncontrolling interests	53	0%	—	—	(37)	0%
Comprehensive income (loss) attributable to SouFun Holdings Limited’s shareholders	318,016	49.9%	259,402	36.9%	(75,026)	(8.5)%
Share-based compensation expenses included in:
Cost of revenues	1,143	0.2%	782	0.1%	471	0.1%
Selling expenses	1,621	0.3%	1,122	0.2%	446	0.1%
General and administrative expenses	4,264	0.7%	2,778	0.4%	3,485	0.4%

Revenues

Our revenues increased 25.7% and 10.3% year-over-year in 2015 and 2014, respectively. The year-over-year increase in revenues in 2015 was primarily driven by the continued growth of our business and, in particular, the expansion of our e-commerce services. The year-over-year increase in revenues in 2014 was primarily driven by the growth in SouFun membership services and, to a lesser extent, marketing services.

E-commerce Services. Revenues from e-commerce services increased significantly year-over-year in 2015, primarily due to the expansion of e-commerce service offerings, including direct sales services for new homes, online real estate brokerage services, and online home-decorating services. Revenues from e-commerce services increased 29.9% year-over-year in 2014, primarily due to the expansion of our SouFun membership services in existing and new cities. Revenues from e-commerce services represented 29.5%, 34.8% and 53.7% of our revenues in 2013, 2014 and 2015, respectively. We expect revenues from e-commerce services to remain the most important source of our revenues for the foreseeable future.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues
	(US$ in thousands, except percentage)
New home	188,102	100.0%	244,294	100.0%	318,612	67.1%
Other product groups	5	0.0%	50	0.0%	156,199	32.9%
Total e-commerce service revenues	188,107	100.0%	244,344	100.0%	474,811	100.0%

New home business accounted for substantially all of our e-commerce service revenues in each of 2013 and 2014, as well as a substantial portion of our e-commerce service revenue in 2015. Home furnishing and improvement business and secondary and rental business accounted for a portion of our e-commerce services revenue in 2015 as a result of the development of the online home-decorating services and online real estate brokerage services, respectively.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites and mobile apps of banners, links, logos and floating signs. Revenues from marketing services decreased 15.2% year-over-year in 2015, primarily due to the declines in the real estate market in China. Revenues from marketing services increased 5.8% year-over-year in 2014, primarily due to the contribution from the tier 2 cities. In 2013, 2014 and 2015, revenues generated from our marketing services represented 43.7%, 41.9% and 28.3% of our revenues, respectively.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	258,479	92.9%	260,333	88.4%	219,057	87.7%
Home furnishing and improvement	18,924	6.8%	33,058	11.2%	28,307	11.3%
Secondary and rental	919	0.3%	1,093	0.4%	2,498	1.0%
Total marketing service revenues	278,322	100.0%	294,484	100.0%	249,862	100.0%

New home business accounted for 92.9%, 88.4% and 87.7% of our marketing service revenues in 2013, 2014 and 2015, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

Listing Services. Revenues from our listing services decreased 25.9% and 9.8% year-over-year in 2015 and 2014, respectively, which was due to decreases in the basic listing services. Such decreases were primarily due to discounts we have offered to real estate agency customers since the end of June 2014. In addition, certain real estate agency customers reduced or discontinued their purchase of our listing services as we continued to develop our own real estate brokerage and home sales services in competition with these customers. In 2013, 2014 and 2015, revenues from our listing services represented 25.3%, 20.7% and 12.2% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes have impacted and may continue to impact our revenues. In addition, our expansion into the online real estate brokerage services has adversely affected and may continue to adversely affect our relationship with customers of our listing services that are real estate brokers, which in turn has adversely affected and may continue to adversely affect our revenues from listing services.

The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	145,752	90.2%	124,807	85.7%	84,907	78.7%
Special listing	15,795	9.8%	20,847	14.3%	23,015	21.3%
Total listing service revenues	161,547	100.0%	145,654	100.0%	107,922	100.0%

The average revenue per paying subscriber was US$840, US$711 and US$410 for 2013, 2014 and 2015, respectively. The decrease in the average revenue per paying subscriber was primarily due to discounts we offered to real estate agency customers since the end of June 2014. In addition, certain real estate agency customers, including certain nationwide customers, reduced or discontinued their purchase of our listing services as we continued to develop our own real estate brokerage and home sales services in competition with these customers.

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	144,963	89.7%	124,172	85.3%	83,972	77.8%
Research	14,178	8.8%	19,019	13.0%	21,540	20.0%
Other product group	2,406	1.5%	2,463	1.7%	2,410	2.2%
Total listing service revenues	161,547	100.0%	145,654	100.0%	107,922	100.0%

Secondary and rental properties business accounted for 89.7%, 85.3% and 77.8% of our listing service revenues in 2013, 2014 and 2015, respectively.

Financial Services. Revenues from financial services increased significantly in 2015 primarily due to the loans we made to real estate developers, property buyers and other borrowers since August 2014. In 2013, 2014 and 2015, revenues from financial services represented nil, 0.5% and 3.4% of our revenues, respectively.

Other Value-added Services. Revenues from other value-added services increased 61.3% and 40.9% year-over-year in 2015 and 2014, respectively, primarily due to a rising demand for our database and research services. In 2013, 2014 and 2015, revenues from other value-added services represented 1.5%, 2.1% and 2.4% of our revenues, respectively.

Cost of Revenues

Our cost of revenues consists primarily of staff costs, operating lease costs, decoration costs, sales taxes and commission fees. Our cost of revenues as a percentage of our revenues was 16.1%, 20.7% and 62.9% in 2013, 2014 and 2015, respectively.

Our cost of revenues increased significantly year-over-year in 2015, primarily due to (1) increased staff costs to US$312.1 million in 2015 from US$45.8 million in 2014, due to an increase in staff headcount and compensation bases, (2) increased materials and third-party contractor costs to US$52.2 million in 2015 from nil in 2014, due to the provision of decoration services, and (3) increased commission fees to US$70.5 million in 2015 from US$27.4 million in 2014, as a result of increasing commissions to marketing agents for purposes of promoting SouFun membership cards. We have implemented an aggressive recruitment policy since early 2015 to support our transformation from a pure Internet information platform to a transaction-oriented platform.

Our cost of revenues increased 42.2% year-over-year in 2014, primarily due to (1) an increase in staff costs to US$45.8 million in 2014 from US$37.6 million in 2013, due to our hiring of editorial staff and customer service personnel throughout 2014 to support our growth, (2) an increase in e-commerce costs of US$27.4 million, representing the portion of proceeds remitted to real estate brokers under SouFun membership services, (3) an increase in business taxes, value-added taxes, surcharges to US$44.0 million in 2014 from US$38.8 million in 2013 and (4) other expenses primarily due to our business growth.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased 41.1% year-over-year in 2015, as compared to a year-over-year increase of 4.2% in 2014. Our gross margin was 83.9%, 79.3% and 37.1% in 2013, 2014 and 2015, respectively.

Operating Expenses

Our operating expenses increased 45.7% and 34.1% year-over-year in 2015 and 2014, respectively. The increase in our operating expenses was attributable to increases in both our selling expenses and general and administrative expenses. In 2013, 2014 and 2015, our operating expenses represented 29.1%, 35.3% and 41.0% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	101,935	55.0%	147,874	59.5%	236,603	65.4%
General and administrative expenses	83,384	45.0%	100,571	40.5%	125,405	34.6%
Total	185,319	100.0%	248,445	100.0%	362,008	100.0%

Selling Expenses. Our selling expenses increased 60.0% and 45.1% year-over-year in 2015 and 2014, respectively. The increase in 2015 was primarily due to enhanced promotional efforts for our SouFun membership card services, our website, new domain name and the SouFun mobile applications. In particular, our expenses paid to our marketing agents increased from US$21.0 million to US$77.0 million year-over-year in 2015, primarily due to our business expansion. Advertising and promotional expenses increased from US$46.6 million to US$122.4 million year-over-year in 2015, primarily due to the promotions for our SouFun membership card services, our website, new domain name and the SouFun mobile applications. Staff costs increased from US$61.4 million to US$80.2 million year-over-year in 2015, primarily due to the hiring of additional sales and marketing personnel to promote our online real estate brokerage service for secondary and rental properties. The increase in 2014 was primarily due to expenses paid to our marketing agents for our SouFun membership services, increased advertising and promotional expenses and staff cost. E-commerce cost relating to the portion of proceeds to be remitted to marketing media partners increased from nil to US$21.0 million year-over-year in 2014 due to increased revenue from our new model of SouFun membership services. Advertising and promotional expenses increased significantly from US$9.9 million to US$25.4 million year-over-year in 2014, mainly due to increased promotion of our SouFun membership services. Staff costs increased 12.4% from US$54.6 million to US$61.4 million year-over-year in 2014, mainly due to the hiring of additional sales and marketing personnel to support our business growth.

General and Administrative Expenses. Our general and administrative expenses increased 24.7% and 20.6% year-over-year in 2015 and 2014, respectively. The increases in general and administrative expenses were primarily due to increased staff costs as a result of an increase in staff headcounts and compensation bases. Staff costs increased 35.5% to US$72.1 million in 2015 from US$53.4 million in 2014, which increased 29.7% from US$41.4 million in 2013.

Other Income (Loss). Other loss in 2015 consisted of other revenue of US$0.7 million and other expenses of US$1.3 million of our subsidiaries that operate the hotel and office leasing businesses. Other income in 2014 consisted of other revenue of US$13.7 million and other expenses of US$12.9 million of the three subsidiaries we acquired in March 2013 that owned and managed the BoaAn Building.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased significantly year-over-year in 2015 and decreased 11.7% year-over-year in 2014. Our operating margin was 55.0%, 44.0% and (3.9)% in 2013, 2014 and 2015, respectively.

Interest Income

Our interest income, consisting primarily of interest income from cash and restricted cash as well as short-term investments, decreased 49.3% year-over-year in 2015, primarily due to a decrease in our restricted cash and short-term investments. Our interest income increased 57.7% year-over-year in 2014, primarily due to our increased bank deposits.

Interest Expenses

Our interest expenses, consisting primarily of interest incurred as a result of our bank borrowings and convertible notes, decreased 4.6% year-over-year in 2015, primarily due to our repayment of existing borrowings and lower interest rates on our new borrowings. Our interest expenses increased 17.9% year-over-year in 2014, primarily due to the interest payable on our $400 million of notes.

Government Grants

Our government grants, which consisted of refunds on business taxes and VAT, totaled US$4.0 million, US$7.2 million and US$4.9 million in 2013, 2014 and 2015, respectively.

Investment Income

Our investment income, which consisted of dividends from the respective long-term investments in companies including Color Life, Hopefluent and Tospur, totaled nil, nil and US$1.3 million in 2013, 2014 and 2015, respectively.

Other-than-temporary Impairment on Available-for-sale Securities

We had nil, US$8.4 million and nil other-than-temporary impairments on available-for-sale securities in 2013, 2014 and 2015, respectively. The impairment resulted from a decrease in the trading price of Hopefluent, of which company we hold 17.26% outstanding shares.

Income Tax (Expenses) Benefit

We had US$5.9 million income tax benefit in 2015. Our income tax expenses increased 17.0% year-over-year in 2014. Our effective tax rate was 18.9% and 24.4% in 2013 and 2014, respectively. The increases in our tax expenses and effective tax rate in 2014 were both primarily due to reversal of US$15.1 million of previously accrued income taxes in 2013.

Net (Loss) Income Attributable to Our Noncontrolling Interests

We had US$0.04 million net loss attributable to our noncontrolling interests in 2015, as compared with nil and US$0.05 million net income in 2014 and in 2013, respectively.

B. Liquidity and Capital Resources

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings and equity financings. As of December 31, 2015, we had US$817.9 million in cash and cash equivalents, which primarily consisted of cash and bank deposits, US$103.2 million in restricted cash and US$62.6 million in short-term investments with maturity dates greater than three months but less than one year, compared to US$354.8 million, US$98.0 million and US$455.2 million as of December 31, 2014, respectively. Of our cash and cash equivalents as of December 31, 2015, US$388.9million was held inside the PRC and US$429.0million was held outside of the PRC. Of the US$388.9 million held inside the PRC, US$51.2 million was held by our consolidated controlled entities and US$337.7 million was held by our subsidiaries. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2013, 2014 and 2015, we had short-term investments ofUS$10.1 million, US$455.2 million and US$62.6 million, respectively.

As of December 31, 2015, we had U.S. dollar-denominated short-term borrowings of US$100.0 million obtained from financial institutions in the United States. These bank borrowings are repayable on demand and bear interest at interest rates of LIBOR plus 2.6%. These bank borrowings are secured by bank deposits of approximately US$103.2 million, placed with financial institutions in China. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2015, we had no U.S. dollar-denominated long-term borrowings. We reclassified the US$180.8 million long-term borrowings as of December 31, 2014 into short-term borrowings as of December 31, 2015, as the maturity period of such borrowings was within one year. As of December 31, 2015, we already repaid US$80.8 million of such borrowings.

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

In December 2013 and January 2014, we sold an aggregate principal amount of US$350 million and US$50 million, respectively, of convertible senior notes due 2018 (the “2018 Notes”). The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the 2018 Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the 2018 Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the 2018 Notes.

In September and November 2015, we sold an aggregate principal amount of U$100 million and US$200 million, respectively, of convertible notes due 2022 (the “2022 Notes”). The 2022 Notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes may be converted, under certain circumstances, based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share or approximately US$7.166 per ADS. The net proceeds to us from the issuance of the 2022 Notes were US$300 million. We are required to pay cash interest at an annual rate of 1.5% on the 2022 Notes. Interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016. We incurred debt issuance costs of US$1.1 million, which are being amortized to interest expense to the first put date of the 2022 Notes.

The notes are senior unsecured obligations and rank (1) senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the relevant notes, (2) equal in right of payment to any of our unsecured indebtedness that is not so subordinated, (3) effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness, and (4) structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries and consolidated controlled entities.

We believe that our working capital is sufficient for our present requirements. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Item 3.D. Key Information—Risks Factors— Risks related to our ADSs, ordinary shares and notes—We may need additional capital, and the sale of additional ADSs, notes or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	408,056	214,459	(161,183)
Net cash (used in)generated from investing activities	(39,770)	(631,131)	55,894
Net cash generated from financing activities	87,149	192,065	587,471
Net increase (decrease) in cash and cash equivalents	462,843	(226,250)	463,161
Cash and cash equivalents at beginning of year	118,167	581,010	354,760
Cash and cash equivalents at end of year	581,010	354,760	817,921

Net Cash Generated from (Used in) Operating Activities

We had net cash used in operating activities of US$161.2 million in 2015, which was primarily attributable to (1) our net loss of US$15.1 million during this period, (2) an increase in loans of US$245.4 million provided to property buyers, real estate developers and other borrowers as we grew our financial services, (3) an increase in account receivables of US$118.8 million due to our business expansion, and (4) an increase in prepayments and other current assets of US$35.3 million. This was partially offset by (1) an increase in accrued expenses and other payables of US$106.4 million, (2) an increase in deferred revenue of US$3.1 million, and (3) an increase in customers’ refundable fees of US$19.2 million.

We had net cash generated from operating activities of US$214.5 million in 2014, which was primarily attributable to (1) our net income of US$253.2 million during this period, (2) an increase of US$50.2 million in accrued expenses and other liabilities primarily attributable to an increase in accrued unrecognized tax benefits and an increase in the portion of proceeds to be remitted to marketing agents under SouFun Membership services, and (3) an increase of US$8.8 million in prepayments and other current assets. This was partially offset by (1) an increase of US$81.8 million in loans provided to developers, home buyers and other borrowers as part of our financial services, (2) US$47.3 million in commitment deposits paid to real estate developers, (3) an increase of US$25.2 million in funds receivable, and (4) an increase of US$22.7 million in our accounts receivable due to the expansion of our business operations.

We had a net cash generated from operating activities of US$408.0 million in 2013, which was primarily attributable to (1) our net income of US$298.7 million during this period, (2) an increase in accrued expenses and other liabilities of US$41.4 million primarily attributable to an increase in the portion of proceeds to be remitted to marketing agents under SouFun Membership services, (3) an increase of US$46.4 million in deferred revenue due to increased advance from customers, and (4) US$33.5 million in customers’ refundable fees due to expansion of SouFun Membership services. This was partially offset by (1) an increase of US$25.5 million in our accounts receivable due to the expansion of our business operations, (2) an increase of US$29.3 million in funds receivable, and (3) an increase of US$12.3 million in prepayment and other current assets primarily attributable to increase in interest receivable.

Net Cash (Used in) Generated from Investing Activities

Our net cash generated from investing activities was US$55.9 million in 2015, primarily attributable to the proceeds from maturity of fixed-rate time deposits of US$507.0 million. These amounts were partially offset by (1) payment for the acquisition of property and equipment of US$137.6 million, (2) purchase of fixed-rate time deposits of US$129.8 million, and (3) long-term investments in companies including World Union, Yirendai and Sindeo of US$127.4 million in total.

Our net cash used in investing activities was US$631.1 million in 2014, primarily attributable to (1) short-term investments in the form of fixed-rate time deposits in China of US$1,268.7 million, (2) long-term investments in companies including Color Life, Hopefluent and Tospur of US$119.3 million in total, (3) deposits for non-current assets of US$48.2 million primarily attributable to a refundable deposit for the purchase of office space in Chengdu, partially offset by proceeds of US$822.8 million received from maturity of fixed-rate time deposits.

Our net cash used in investing activities was US$39.8 million in 2013, primarily attributable to (1) a US$37.7 million increase in deposit for non-current assets primarily attributable to a refundable deposit for the purchase of office building in Chengdu, (2) a US$12.8 million increase in payment for the BaoAn acquisition, (3) a US$10.0 million increase in short-term investments in the form of fixed-rate time deposits in China and (4) a US$6.7 million increase in property and equipment. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$25.8 million relating to our fixed-rate time deposits in China and proceeds from sales of available-for-sale securities of US$1.5 million.

Net Cash Generated from Financing Activities

Our net cash generated from financing activities was US$587.5 million in 2015, primarily due to (1) an aggregate of US$646.8 million proceeds from issuance of Class A ordinary shares and convertible notes in the private placements completed in 2015, (2) increase in restricted cash of US$95.1 million, and (3) US$72.8 million proceeds from borrowing of short-term loans. These amounts were partially offset by US$153.5 million of repayment of short-term loans and US$82.8 million of dividend payments to our shareholders.

Our net cash generated from financing activities was US$192.1 million in 2014, primarily due to (1) a decrease in restricted cash pledged security for bank borrowings of US$303.8 million, (2) net proceeds from the issuance of convertible senior notes of US$48.9 in January 2014, and (3) proceeds of US$12.5 million from the exercise of share options. These amounts were partially offset by repayment of short-term bank borrowings of US$90.0 million and dividend payments to our shareholders of US$82.4 million.

Our net cash generated from financing activities was US$87.1 million in 2013, primarily due to (1) net proceeds from the issuance of convertible senior notes of US$341.6 in December 2013, (2) proceeds from long-term bank borrowings of US$100.0 million and (3) proceeds from the exercise of share options of US$26.0 million. These amounts were partially offset by (1) repayment of short-term bank borrowings of US$180.7 million, (2) dividend payments to our shareholders of US$81.0 million and (3) an increase in restricted cash pledged security for bank borrowings of US$108.2 million.

Capital Expenditures

Our capital expenditures were US$6.7 million, US$8.0 million and US$137.6 million in 2013, 2014 and 2015, respectively. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services. As of December 31, 2015, we settled the total purchase price of an office building and the parking spaces in Chengdu and converted them into fixed assets on our consolidated balance sheets, and paid half of the total purchase price of US$119.9 million for the purchase of a new headquarters establishment in Beijing. See “Item 4.B. Information on the Company—Business Overview—Facilities.”

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2013, 2014 and 2015, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$32.3 million, US$31.9 million and US$40.4 million, representing 5.1%, 4.5% and 4.6% of our total revenues for the same periods.

D. Trend Information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	754,226	12,500	424,597	9,000	308,129
Operating lease commitments	200,412	99,655	90,391	9,983	383
Loan principal and interest expense obligation	100,843	100,843	—	—	—

Our 2018 Notes will mature in December 2018, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015), which is equivalent to a conversion price of approximately US$19.62 per ADS. The conversion rate is subject to certain corporate events. The interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. Each holder of the 2018 Notes has the right to require us to repurchase for cash all or part of that holder’s 2018 Notes on December 15, 2016, at a repurchase price equal to 100.0% of the principal amount of the 2018 Notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

Our 2022 Notes will mature in September and November 2022, respectively, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share or approximately US$7.166 per ADS. The conversion rate is subject to certain corporate events. The interest will be payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016.

Our payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Our lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 20 to our consolidated financial statements included elsewhere in this annual report. For 2013, 2014 and 2015, total rental expenses for all operating leases were US$12.9 million, US$14.3 million and US$33.8 million, respectively.

Our sublease rental income for 2015 was US$18.2 million. Future minimum sublease receipts payments expected to be received under non-cancellable sublease agreements as of December 31, 2015 was US$37.1 million.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$100.0 million obtained from financial institutions in the United States. These bank borrowings are secured by bank deposits of approximately US$103.2 million, placed with financial institutions in China. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates of LIBOR plus 2.6%.

Our capital commitments relate primarily to the purchase of an office building in Beijing, which is to be used as our new headquarters establishment. The total capital commitments contracted but not yet reflected in our consolidated financial statements amounted to US$126.9 million as of December 31, 2015. The purchase is expected to be completed in 2016, and payments will be made in accordance with the relevant commercial properties purchase agreement.

G. Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2011	2012	2013	2014	2015
Ratio of earnings to fixed charges(1)(2)	19.3	13.9	20.4	16.2	—

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and one-third of our rental expenses relating to operating leases, which we deem representative of an interest factor.
(2)	In 2015, we incurred losses from operation, and as a result, our earnings were insufficient to cover our fixed charges.

H. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China.

Name	Age	Position
Vincent Tianquan Mo	51	Executive chairman of the board of directors, chief executive officer
Quan Zhou	58	Director
Shan Li	52	Independent director
Qian Zhao	47	Independent director
Sam Hanhui Sun	43	Independent director
Sol Trujillo	64	Independent director
Zhizhi Gong	36	Director
Kent Cangsang Huang	37	Chief financial officer
Jian Liu	40	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999 and as our chief executive officer since August 2014. Prior to founding our company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones & Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Shun Cheong Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo is also a director of Taoshi PE Fund Management Co. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, who is a director of our company (until February 2016 when he resigned) and our former president and chief executive officer.

Quan Zhou has served as a director of our company since 2000. Mr. Zhou has been a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds for over 15 years. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I, IDG-Accel China Capital Fund I and their respective successor funds. He is also currently acting as a director of the general partner of IDG China Venture Capital IV L.P. and IDG China Capital Fund III L.P. He currently serves on the boards of a number of private companies, including Superdata Technology (Asia) Limited, OriGene Technologies Inc., COFCO Womai Limited, Shanghai Hua Mei Medical Investment Management Limited, Circle Internet Financial Limited, Yirendai Ltd., a New York Stock Exchange-listed company, CosmoChina International Inc., Xunlei Limited, Yesky.com Inc., CreditEase Holdings (Cayman) Limited and MEMSIC Inc. He was the president of IDG Technology Venture Investment, Inc. from mid 1990s until 2012. Mr. Zhou holds a bachelor’s degree in chemistry from the China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences, and a Ph.D degree in fiber optics from Rutgers University.

Shan Li has served as a director of our company since 1999 and is an independent director of our company and chair of our compensation committee. Mr. Li is a founding partner and director of San Shan (HK) Limited, a private equity firm focused on the China market. He is currently the chairman and chief executive officer of Chinastone Capital Management Limited. He also currently serves as the chairman and chief executive officer of Silk Road Finance Corporation Limited, and the chief international business adviser to China Development Bank. Previously, Mr. Li was a senior advisor and vice chairman of UBS Investment Bank in Asia from 2010 to 2011. He was the chief executive officer of BOC International Holdings Limited, a position he held from 2001 to 2005. Mr. Li served as a managing director at Lehman Brothers Asia (Hong Kong) from 1999 to 2001 and served as the deputy head of the Investment Banking Preparation Committee at China Development Bank from 1998 to 1999. Mr. Li received a bachelor’s degree in management information systems from Tsinghua University, a master’s degree in economics from the University of California at Davis and a Ph.D degree in economics from the Massachusetts Institute of Technology.

Qian Zhao has served as an independent director of our company and chair of our nominating and corporate governance committee since September 2010. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently an independent director of Trina Solar Limited, a New York Stock Exchange-listed company. Mr. Zhao was a managing director of CXC Capital, Inc., which was the management company of CXC China Sustainable Growth Fund form 2008 to 2011, and president of Camelot Information Systems Inc., a company listed on NASDAQ, from 2011 to 2013. Mr. Zhao was the general counsel and chief investment officer of BGI Shenzhen from 2014 to 2015. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Sam Hanhui Sun has served as an independent director of our company and chairman of our audit committee since September 2010. Mr. Sun currently serves as an independent director and audit committee chair of Yirendai Ltd., a New York Stock Exchange-listed company, and an independent director and audit committee chair of CAR Inc., a Hong Kong Stock Exchange-listed company. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a company listed on NASDAQ, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. He was chief financial officer of Beijing Ruifeng Co. Ltd. from May 2009 to September 2009 and KongZhong Corporation, a Nasdaq-listed company, from February 2007 to April 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun took various financial controller roles at Microsoft China R&D Group, Maersk China Co. Ltd. and our company. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Sol Trujillo has served as an independent director of our company since August 2014. Mr. Trujillo is an international business executive with three decades’ experience as the chief executive officer of large market cap global companies in the United States, the European Union and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. He is currently the principal of Trujillo Group LLC. He previously served as the chairman, president and chief executive officer of Graviton, Inc. from 2001 to 2003. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the European Union and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the United States, European Union and China – including Western Union and ProAmerica Bank in the US and in Asia, Silk Road Technologies in China, where he is Board chairman. In the public sector, Mr. Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs. Mr. Trujillo earned his B.S. in Business and an MBA in Finance from the University of Wyoming.

Zhizhi Gong has served as a director of our company since May 2016. Ms. Gong is a director of the Carlyle Group where she focuses on Asia private equity investment and buyout opportunities. She joined the Carlyle Group in 2010 and is based in Beijing. Ms. Gong also serves as chairwoman of the supervisory board of Focus Media Information Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange. In 2015, Ms. Gong was also a member of the board of directors of Natural Beauty BioTechnology Limited, a company listed on the Hong Kong Stock Exchange. Prior to joining the Carlyle Group, Ms. Gong was a principal at Apax Partners, where she was a founding member of the Greater China team. Prior to that, Ms. Gong worked at the investment banking department at China International Capital Corporate Limited. Ms. Gong received her M.B.A. from Harvard Business School and B.A. in economics from Peking University.

Kent Cangsang Huang joined us in October 2015 as deputy chief financial officer and was in charge of financial reporting, investor relations and internal auditing functions. Mr. Huang has been our chief financial officer since January 2016. Mr. Huang had served as managing partner with Oriental Cornerstone Capital and as chief financial officer with China Housing and Land Inc. and had accumulated multiple years of banking experience with Cantor Fitzgerald and Collins Steward LLC. Mr. Huang holds a bachelor’s degree from Shanghai Maritime University and a master’s degree from Columbia University.

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

In 2015, we paid aggregate cash compensation of approximately US$737,395 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the 1999 Stock Incentive Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our company. As of December 31, 2015, options to purchase 3,050,135 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

b. Special Stock Options

We have awarded 15,711,200 special stock options to our employees and directors, with exercise prices ranging from US$2.50 to US$5.31, since December 31, 2006. Terms for special stock options are the same as standard stock options, except that two special stock options are exercisable into one Class A ordinary share. These special stock options vest 10.0% after the first year of service, 20% after the second year of service, 40.0% after the third year of service and 30.0% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock options is 10 years.

Our board of directors may amend, alter, suspend or terminate the 1999 Stock Incentive Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 1999 Stock Incentive Plan has no specified termination date.

2010 Stock Incentive Plan

We adopted our 2010 stock incentive plan (the “2010 Stock Incentive Plan”) on August 4, 2010. The purpose of our 2010 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2010 Stock Incentive Plan aims to:

•	attract and retain the best available personnel;

•	to provide an additional incentive to our employees, directors and consultants; and

•	to promote the success of our business.

As of March 31, 2016, we had awarded options to purchase 7,255,790 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$30.00.

a. Eligible Participants

Under the 2010 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of March 31, 2016, there were outstanding options to purchase 5,020,067 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 1,841,765 ordinary shares were exercisable.

c. Price of Ordinary Shares

The determination by our board of directors, or its designated committee, of the exercise price will be by reference to the fair market value of the ordinary shares, and the exercise price may be the same as, higher, or lower than the fair market value, except for options or awards which are incentive stock options or subject to Rule 409A of the Internal Revenue Code. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (1) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or ADSs, or (2) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary shares on the New York Stock Exchange for the day prior to the time of the determination (or, if not such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its designated committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

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

2015 Stock Incentive Plan

We adopted our 2015 stock incentive plan (the “2015 Stock Incentive Plan”) on July 3, 2015. The purpose of our 2015 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2015 Stock Incentive Plan aims to:

•	attract and retain the best available personnel;

•	to provide an additional incentive to our employees, directors and consultants; and

•	to promote the success of our business.

As of March 31, 2016, we had awarded options to purchase 1,371,000 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share of US$5.44.

a. Eligible Participants

Under our 2015 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of March 31, 2016, there were outstanding options to purchase 1,371,000 of our ordinary shares under the 2015 Stock Incentive Plan, of which none was exercisable.

c. Price of Ordinary Shares

The determination by our board of directors, or its designated committee, of the exercise price will be by reference to the fair market value of the ordinary shares, and the exercise price may be the same as, higher, or lower than the fair market value, except for options or awards which are incentive stock options or subject to Rule 409A of the Internal Revenue Code. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (1) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or the New York Stock Exchange, whichever is applicable, or (2) if the Ordinary Shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary share on the New York Stock Exchange for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its designated committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

d. Performance Criteria

The 2015 Stock Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

e. Time of Exercise of Options

The time and conditions under which an option may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2015 Stock Incentive Plan and as specified in the award agreement with a grantee. Notwithstanding the foregoing, in the case of any options granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the options may become exercisable, subject to reasonable conditions such as the officer, director or consultant’s continuous service at any time or during any period established in the award agreement governing such grant.

f. Dissolution, Liquidation or Change in Control

In the event of the proposed dissolution or liquidation of our company, our board of directors, or its designated committee, will notify the grantee as soon as practicable prior to the effective date of such proposed transaction. Any options will terminate immediately prior to the consummation of such proposed action. In the event of a change in control or a merger of our company, each option may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding options will automatically vest and become exercisable for a limited period of time as determined by our board of directors, or its designated committee, and such options will terminate upon the expiration of such period.

g. Termination

Unless terminated earlier, the 2015 Stock Incentive Plan will continue for a term of five years. Our board of directors has the authority to amend or terminate the 2015 Stock Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

The following table summarizes, as of the date of this annual report, the outstanding options that we granted to our current directors and executive officers.

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2016
	225,000	—	5.00	December 31, 2007	December 30, 2017
	225,000	—	5.00	December 31, 2008	December 30, 2018
	225,000	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
Shan Li	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Qian Zhao	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sam Hanhui Sun	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sol Trujillo	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Zhizhi Gong	*	—	27.2	February 25, 2016	February 24, 2026
Jian Liu	*	—	10.625	September 17, 2010	September 17, 2020
	*	—	27.2	February 25, 2016	February 24, 2026
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
Kent Cangsang Huang	*	—	27.2	February 25, 2016	February 24, 2026
*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

C. Board Practices

Board of Directors

Our board of directors currently consists of seven members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association. We have, in certain circumstances, the right to seek damages against our directors if a duty owed by our directors is breached.

Our board of directors has overall responsibility for managing our operations. The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our fifth amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our fifth amended and restated memorandum and articles of association.

Board Committees

Audit Committee. Our audit committee consists of Sam Hanhui Sun, who chairs our audit committee, Qian Zhao and Shan Li. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

Our audit committee is responsible for, among other things:

•	Appointing, retaining, terminating, overseeing and determining compensation of the independent auditor. The independent auditor shall report directly to the Committee. The Committee has have the sole authority to approve the hiring and discharging of the independent auditors, all engagement fees and terms thereof and, to the extent permissible under applicable regulatory guidelines, all non-audit engagements of the independent auditors.

•	Reviewing the scope and results of the annual audit with the independent auditor.

•	Reviewing and discussing, with the internal auditors or the person(s) in the financial department acting as internal auditor(s), the overall scope and plans for their audits and determine whether the internal audit function has the appropriate resources and expertise.

•	Reviewing and discussing with management and the independent auditors, the adequacy and effectiveness of our disclosure controls, internal accounting and financial controls, the quality of the financial and accounting personnel, and any relevant recommendations.

•	Discussing our guidelines and policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to us, and reviewing major legislative, regulatory and accounting developments which could materially impact our contingent liabilities and risks.

•	Reviewing and discussing with management and the independent auditors the annual audited financial statements and unaudited quarterly financial statements and proposed filings with the SEC, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and among others, discussing the following matter with the independent accountants: (1) the quality as well as acceptability of the accounting principles applied in the financial statements, (2) new or changed regulatory or accounting policies (including an analysis of the effect of alternative GAAP methods); off-balance sheet structures; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items, and (3) financial statement presentations.

•	Reviewing the reports prepared by management and by our independent auditors, assessing the adequacy and effectiveness of our internal controls and procedures, prior to the inclusion of such reports in our periodic filings as required under SEC rules. The Committee reviews disclosures regarding our internal controls that are required to be included in SEC reports.

•	Reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of our system of disclosure controls and procedures, including by meeting periodically with our management, independent auditors and legal counsel to review their assessment of such disclosure controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in our periodic filings.

•	Recommending to our board of directors whether the audited financial statements are satisfactory to be included in our annual or other reports to the SEC.

•	At least annually, reviewing any management letters or internal control reports prepared by the independent auditors or our internal auditors and responses to prior management letters, and reviewing with the independent auditors our internal quality control and financial controls, including the budget, staffing and responsibilities of our financial and accounting staff.

•	Reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the type and presentation of information to be included in earnings press releases.

•	Periodically meeting in separate sessions with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors.

•	Reviewing with the independent auditor any audit problems or difficulties the independent auditor encountered in the course of audit work (e.g., restrictions on the scope of the independent auditor’s activities or access to requested information and any significant disagreements with management) and the management’s response. The audit committee shall also be responsible for the resolution of disagreements between management and the independent auditors regarding financial reporting.

•	Setting clear hiring policies for employees or former employees of the independent auditors.

•	Reviewing and approving or prohibiting all proposed related-party transactions of $500,000 or more, as defined in Item 404 of Regulation S-K.

•	Monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

•	Establishing procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review periodically with management and our internal accounting department these procedures and any significant complaints received.

•	Pre-approving all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The audit committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to us, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the audit committee, provided that any pre-approvals delegated to one or more members of the audit committee are reported to the audit committee at its next scheduled meeting.

•	Evaluating at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditor and consideration whether there should be a rotation of the lead partner or independent auditing firm, and take appropriate action to oversee the independence of the independent auditors.

•	At least annually, obtaining and reviewing a report by the independent auditors describing: (1) the audit firm’s internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues, (3) all relationships between the independent auditors and us to enable the audit committee to assess the auditors’ independence, and (4) any other matters required to be included in a letter from the independent auditors pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor’s communications with the audit committee concerning independence.

•	Reviewing and reassessing, at least annually, the audit committee’s performance and the adequacy of its charter and report its conclusion and any recommendations to our board of directors.

•	Reporting regularly to the full board of directors.

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

Our compensation committee is responsible for:

•	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.

•	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.

•	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.

•	At least annually, either as a committee or together with the other independent directors (as directed by our board of directors), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the compensation committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years.

•	Reviewing and approving, or making recommendations to our board of directors with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The compensation committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The compensation committee shall also seek the input of the Chief Executive Officer with respect to the performance evaluation and compensation of executives other than the Chief Executive Officer.

•	Periodically reviewing the compensation of our directors and approving changes or making recommendations to our board of directors with respect thereto.

•	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to our board of directors, as appropriate.

•	Advising on the setting of compensation for officers whose compensation is not subject to the approval of the compensation committee.

•	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the compensation committee shall have responsibility for:

•	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;

•	certifying that any and all performance targets used for any performance- based equity compensation plans have been met before payment of any executive bonus or compensation;

•	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;

•	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);

•	approving which executive officers are entitled to awards under our stock option plan(s);

•	repurchasing securities from terminated employees; and

•	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.

•	Reviewing and approving officer and director indemnification and insurance matters.

•	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the audit committee as a related-party transaction.

•	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.

•	Providing the compensation committee reports on executive compensation to our board of directors.

•	Receiving, reviewing and conferring with the audit committee with respect to any concerns raised by any parties directly or indirectly to the compensation committee and take action in response to such concerns as may be deemed appropriate by the compensation committee.

•	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.

•	Administering, interpreting and taking all other actions necessary or appropriate as granted to the compensation committee under our executive compensation and other plans.

•	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a compensation committee meeting or meet with any compensation committee members.

•	Reviewing the compensation committee’s charter on an annual basis and recommend changes, as appropriate, to our board of directors.

•	Evaluating the performance of the compensation committee on an annual basis.

Or board of directors has established a stock option committee, comprised of a single member, Mr. Mo, to administer the 2010 Stock Incentive Plan with respect to option grants to our non-officer/director employees as well as consultants. Our compensation committee is responsible for administering the 2010 Stock Incentive Plan and the 2015 Stock Incentive Plan with respect to option grants to our executive officers and directors.

No director or officer may be directly involved in decisions regarding his or her own compensation.

Pursuant to the subscription agreement by and among our company, Safari Group Holdings Limited, Safari Group CB Holdings Limited, and Safari Parent Limited, dated September 17, 2015, Safar Parent Limited, an affiliate of the Carlyle Group, is entitled to nominate one director to our board of directors so long as the Carlyle Group beneficially owns at least 1.0% of our total outstanding share capital calculated on a fully diluted basis.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual meeting of shareholders, at which time such director is eligible for reelection. Officers are elected by and serve at the discretion of our board of directors.

D. Employees

We had 9,175, 11,642 and 40,351 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2015:

Editorial and production	13,416
Sales and marketing	23,442
Management and general administrative	2,104
Technical and research	1,389
Total	40,351

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

E. Share Ownership

As of March 31, 2016, we had 95,123,655 ordinary shares, consisting of 70,787,005 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31, 2016:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	1,277,518	1.78%	11,355,645	46.66%
Next Decade Investments Limited(3)	2,171,482	3.02%	11,985,145	45.94%
Digital Link Investments Limited(4)	*	*	2,750,360	11.30%
Davis Selected Advisers, L.P.(5)	18,136,165	25.62%	—	—
Safari Group Holdings Limited(6)	3,418,803	4.83%	—	—
Safari Group CB Holdings Limited(6)	2,790,860	3.94%
IDG Alternative Global Limited(7)	10,941,378	15.46%	—	—
OZ Management LP(8)	3,669,997	5.18%	—	—
Greenwoods Asset Management Limited(9)	5,407,600	7.64%	—	—
Directors and Executive Officers(10):
Mr. Mo(11)	9,119,763	12.52%	23,340,790	89.46%
Shan Li(12)	*	*	2,750,360	11.30%
Quan Zhou(13)	13,708,818	19.35%	*	*
Qian Zhao	*	*	—	—
Sam Hanhui Sun	*	*	—	—
Sol Trujillo	*	*	—	—
Jian Liu	*	*	—	—
All directors and executive officers as a group	23,452,854	32.17%	26,161,150	100.00%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 244,168 Class A ordinary shares represented by 1,220,840 ADSs and options to purchase 1,033,350 Class A ordinary shares within 60 days of March 31, 2016. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)	Includes 14,177 Class A ordinary shares represented by 70,885 ADSs and options to purchase 1,033,350 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2016. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li is the sole shareholder of Digital Link Investments Limited.
(5)	Represents ordinary shares (as represented by 90,680,825 ADSs) beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G/A filed by it on February 12, 2016. The address of the business office of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(6)	Represents 3,418,803 ordinary shares and 2,790,860 ordinary shares issuable pursuant to convertible notes beneficially owned by Safari and Safari CB, respectively. Each of Safari and Safari CB is owned as to 72.0% by Safari Parent Limited, a Cayman Islands company, and as to 28.0% by Ateefa Limited, a British Virgin Islands company. Safari Parent Limited is affiliated with the Carlyle Group. Mr. Mo is the sole shareholder of Ateefa Limited. The address of each of Safari Group Holdings Limited and Safari Group CB Holdings Limited is the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(7)	Represents 5,359,658 ordinary shares and 5,581,720 ordinary shares issuable pursuant to convertible notes beneficially owned by IDG Alternative as reported in a Schedule 13D filed by it and its affiliates on November 17, 2015. IDG Alternative is owned as to 72.53% by IDG Maximum Financial Limited, a British Virgin Islands company, and as to 27.47% by Deanhale Limited, a British Virgin Islands company. IDG Maximum Financial Limited is affiliated with IDG-Accel China Capital GP Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. Mr. Mo is the sole shareholder of Deanhale Limited. The address of IDG Alternative is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents ordinary shares (as represented by 18,349,985 ADSs) beneficially owned by OZ Management LP as reported in a Schedule 13G filed by it and its affiliates on February 29, 2016. The sole general partner of OZ Management LP is Och-Ziff Holding Corporation, a Delaware corporation, which is wholly owned by Och-Ziff Capital Management Group LLC, a Delaware limited liability company. The address of the principal business office of OZ Management LP is 9 West 57th Street, 39th Floor, New York, NY 10019.
(9)	Represents ordinary shares (as represented by 27,038,000 ADSs) beneficially owned by Greenwoods Asset Management Limited as reported in a Schedule 13G/A filed by it and its affiliates on January 7, 2016. Greenwoods Asset Management Limited, a Cayman Islands company with its address of principal office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands, filed such Schedule 13G/A together with, among other affiliates, Jinzhi Jiang, a PRC citizen whose address is 27/F, 1155 Fangdian Road, Kerry Parkside Office, Shanghai, PRC 201204.
(10)	The address of our current directors and executive officers is c/o F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China.
(11)	Represents ordinary shares beneficially owned by Media Partner, Next Decade, Ateefa Limited, Deanhale Limited and Karistone Limited, a British Virgin Islands company. All of the shares of Media Partner and Next Decade, including 258,345 ordinary shares represented by 1,291,725 ADSs and options to purchase 2,066,700 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2016, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. In addition, Mr. Mo, through Ateefa Limited, is deemed to have beneficial ownership of an aggregate of 1,738,706 Class A ordinary shares owned by Safari Group Holdings Limited and Safari Group CB Holdings Limited, and, through Deanhale Limited, is deemed to have beneficial ownership of 3,005,596 Class A ordinary shares owned by IDG Alternative. Furthermore, Mr. Mo, through Karistone Limited, beneficially owns 926,461 Class A ordinary shares.
(12)	Includes 388,361 Class A ordinary shares, 2,750,360 Class B ordinary shares and options to purchase 800 Class A ordinary shares held by Digital Link, a company wholly owned by Mr. Shan Li, a director of our company.
(13)	Includes options to purchase 75,800 Class A ordinary shares within 60 days of March 31, 2016, 2,116,061 Class A ordinary shares held by IDG-Accel China Capital L.P., 97,699 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., 10,941,378 Class A ordinary shares held by IDG Alternative Global Limited and 477,880 Class A ordinary shares held by Chuang Xi Capital Holdings Limited, all of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director. Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. Each of IDG Alternative Global Limited and Chuang Xi Capital Holdings Limited is a British Virgin Islands company with its registered office located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2016, of the 95,123,655 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 83.1% of our outstanding Class A ordinary shares, were in the form of ADSs. Most of our ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

PRC laws and regulations restrict and impose conditions on foreign investment in Internet content distribution and advertising businesses. We therefore operate these businesses through our consolidated controlled entities. We have entered into a series of Structure Contracts with our consolidated controlled entities (excluding their subsidiaries) and their nominee shareholders. The Structure Contracts enable us to:

•	receive substantially all of the economic benefits from our consolidated controlled entities in consideration of the services provided by our subsidiaries;

•	exercise effective control over our consolidated controlled entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated controlled entities when and to the extent permitted by PRC laws.

In anticipation of our proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in the Target Companies to Wanli, in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the current Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the current Structure Contracts, the equity interests of our consolidated controlled entities are held by our nominee shareholders, i.e., Vincent Tianquan Mo, executive chairman of our board of directors and chief executive officer, Richard Jiangong Dai, our director (until February 2016 when Mr. Dai resigned) and former chief executive officer, and certain wholly-owned subsidiaries of theirs, and we exercise effective over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure.”

We did not separately enter into any Structure Contracts with the subsidiaries of the consolidated controlled entities with which we entered into the Structure Contracts. The following is a summary of the material terms under our Structure Contracts among our wholly-owned PRC subsidiaries, our consolidated controlled entities and the nominee shareholders of these consolidated controlled entities.

Exclusive Technical Consultancy and Services Agreements

Under the exclusive technical consultancy and service agreements, our wholly-owned PRC subsidiary has the exclusive right to provide our consolidated controlled entities with relevant technical services relating to their business, such as information technology system operations and maintenance services, or technology supporting services for their advertising products. In exchange for these services, each of the consolidated controlled entities has agreed to make monthly payments to the service provider for such services. The original term of each agreement is 10 years, and our wholly-owned PRC subsidiary can unilaterally extend the term of the exclusive technical consultancy and services agreements and such request will be unconditionally agreed to by the consolidated controlled entities.

Equity Pledge Agreements

In order to secure the payment obligations of the consolidated controlled entities under the exclusive technical consultancy and services agreements, except as disclosed below, the nominee shareholders have pledged to our wholly-owned PRC subsidiary their entire equity interests in the consolidated controlled entities. Under these agreements, the nominee shareholders may not transfer the pledged equity interest without the prior written consent of our wholly-owned PRC subsidiary. Our wholly-owned PRC subsidiary also has the right to collect dividends of the consolidated controlled entities from their nominee shareholders. These agreements will remain valid for 10 years and can be extended at the sole discretion of our wholly-owned PRC subsidiary.

Operating Agreements

Under the operating agreements, our wholly-owned PRC subsidiary has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the consolidated controlled entities under their business contracts with third parties. In return, the consolidated controlled entities are required to pledge their accounts receivable and mortgage all of their assets as counter-security to our wholly-owned PRC subsidiary. Each of theconsolidated controlled entities and the nominee shareholders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the consolidated controlled entities without the prior written consent of our wholly-owned PRC subsidiary. The original term of each agreement is 10 years. These agreements can be extended prior to expiration with written confirmation from our wholly-owned PRC subsidiary, or can be terminated by our wholly-owned PRC subsidiary, upon 30 days’ advance notice.

Shareholders’ Proxy Agreements

Under the shareholders’ proxy agreements, the nominee shareholders agreed to irrevocably entrustour wholly-owned PRC subsidiary to exercise their rights as the registered shareholders of the consolidated controlled entities to attend shareholders’ meetings and cast votes. Our wholly-owned PRC subsidiary may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under these agreements. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. These agreements will remain in effect until terminated upon written consent by all the parties to the agreements or by their successors.

Loan Agreements

Under the loan agreements and the related transfer agreements, the nominee shareholders received loans from us to make contributions to the registered capital of the consolidated controlled entities between 2004 and 2015, and agreed to repaythe loans, upon request, by transferring their entire equity interests in the consolidated controlled entities to our wholly-owned PRC subsidiary or its respective designees, when permitted by applicable PRC laws, rules and regulations.

Exclusive Call Option Agreements

Under the exclusive call option agreements, our wholly-owned PRC subsidiary or any third party designated by ithasthe right to acquire from the nominee shareholders of the consolidated controlled entities their entire equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

Telstra Private Placement

In connection with the private placement by Telstra International in September 2010, on August 13, 2010, we entered into an investor’s rights agreement with General Atlantic, Apax, Next Decade, Media Partner and Digital Link and a registration rights agreement with General Atlantic and Apax. We terminated these agreements on September 23, 2015.

2014 Registration Rights Agreement

We entered into a registration rights agreement with Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P. (“IDG-Accel”) and IDG-Accel China Capital Investors L.P. (“IDG-Accel Investors”), dated April 11, 2014 (the “2014 Registration Rights Agreement”). Under the 2014 Registration Rights Agreement, each of Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors has demand registration rights pursuant to which we will be required to effect the registration of all or a portion of its Class A ordinary shares, provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million.

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

We will have the right to preempt any demand registration with a primary registration, in which case each of Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors will have incidental registration rights as described below. Once we are eligible to use Form F-3, each of Next Decade, Media Partner, Digital Link, IDG-Accel and IDG-Accel Investors will have the right to require us to register its Class A ordinary shares on a Form F-3. We will not be required to comply with any demand to file a Form F-3 in certain circumstances, including if the aggregate proceeds expected to be received from the sale of securities requested to be included in the Form F-3 is less than US$5.0 million or if we have effected two registrations on Form F-3 within the last 12 months pursuant to a request by any of Next Decade, Media Partner, Digital Link, IDG-Accel or IDG-Accel Investors. We have agreed to pay certain expenses in connection with any demand or Form F-3 registration.

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

2015 Registration Rights Agreements

On September 24, 2015, we entered into a registration rights agreement with Safari and Safari CB, under which each of Safari and Safari CB has demand registration rights pursuant to which we will be required to effect the registration of all or a portion of its Class A ordinary shares (issuable pursuant to the 2022 Notes in the case of Safari CB), subject to terms and conditions substantially similar to those of the 2014 Registration Rights Agreement. See “—2014 Registration Rights Agreement” above.

On November 4, 2015, we entered into a registration rights agreement with IDG Alternative and China Merchants Bank Co., Ltd. Tianjin Pilot Free Trade Zone Branch (“CMB”), under which we are required to file a registration statement on Form F-3 within 45 days after the closing of the private placement transactions in November 2015, in order to effect the registration of all or a portion of the Class A ordinary shares held by IDG Alternative or CMB in the case it enforces its security interest on the Class A ordinary shares held by IDG Alternative. In addition, promptly after the offering and sale of any of their Class A ordinary shares, we will be required to file a prospectus to be used for such offering and sale in accordance with the Securities Act.

On November 9, 2015, we and Karistone Limited entered into a registration rights agreement with each of IDG-Accel, IDG-Accel Investors, Winning Star Global Limited, Rainbow Zone Enterprise Inc, Chuang Xi Capital Holdings Limited and Wealth Harvest Global Limited, respectively, under which we are required to file a registration statement on Form F-3 within 45 days after the closing of the private placement transactions in November 2015, in order to effect the registration of all or a portion of Class A ordinary shares held by each of Karistone Limited, IDG-Accel, IDG-Accel Investors, Winning Star Global Limited, Rainbow Zone Enterprise Inc, Chuang Xi Capital Holdings Limited and Wealth Harvest Global Limited (collectively, the “Right Holders”). In addition, promptly after the offering and sale of any of their Class A ordinary shares, we will be required to file a prospectus to be used for such offering and sale in accordance with the Securities Act. Each of the Right Holders also has the right to request that its Class A ordinary shares be included in any registration of our Class A ordinary shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares that any of the Right Holders has requested to be registered in any incidental registration and we will have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any of the Right Holders.

Other Related Party Transactions

We had relationships with the following related parties in 2015:

Name of Related Party	Relationship with SouFun

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director (until February 2016 when Mr. Dai resigned) and former chief executive officer of our company

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd. (“Che Tian Xia”)	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-Int’l Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (“Upsky San Francisco”)	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC (“UpskyLighthouse”)	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC (“Upsky Long Island”)	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo

We had the following expenses from related party transactions during 2015:

2015
(US$ in thousands)
Office building leased from:
- Vincent Tianquan Mo	169
Management fee incurred:
- Beihai Silver Beach	470
Hotel service fee incurred:
- Upsky San Francisco	20
- Upsky Lighthouse	1
- Upsky Long Island	116

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him without consideration for a 10-year period from March 1, 2012. Deemed rental expense of US$0.2 million and the corresponding shareholder contribution were included in our consolidated financial statements for 2015.

In April 2013, we and Beihai Silver Beach entered into an agreement, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for 2015 were US$0.5 million.

In April 2013, we entered into an agreement with Che Tian Xia to use its domain name for five years free of charge.

In 2015, Upsky San Francisco, Upsky Lighthouse and Upsky Long Island provided hotel accommodations to our employees that amounted to US$20,000, US$1,000 and US$0.1 million, respectively.

As of December 31, 2015, Nanning Xuyin, which was owned as to 80.0% by Mr. Mo, held 73,430,061 shares in Guilin Bank Co., Ltd. on behalf of our company, through an entrustment agreement.

For more details of our related party transactions in 2015, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

Stock Incentive Plans

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

In March 2015, we declared a cash dividend of US$1.00 per share on our ordinary shares (US$0.20 per ADS), or an aggregate of US$82.8 million to holders of our ordinary shares and ADSs, payable to shareholders of record on March 13, 2015. As of the date of this annual report, all the declared dividends had been paid.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)

2011	5.51	1.79
2012	5.12	2.32
2013	16.89	4.12
2014
First Quarter	19.94	12.74
Second Quarter	15.67	8.52
Third Quarter	12.79	9.11
Fourth Quarter	11.11	6.78
2015
First Quarter	8.83	5.25
Second Quarter	10.01	5.83
Third Quarter	8.5	4.65
Fourth Quarter	8.17	6.29
November	8.17	6.29
December	7.52	6.56
2016
January	7.1	5.46
February	6.02	4.37
March	6.13	5.15
April	6.15	5.47
May (through May 16)	6.53	5.51

(1)	Trading prices for all periods represented through May 16, 2016 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share effective April 7, 2014.

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

D. Exchange Controls

Regulations relating to Foreign Exchange, Taxation and Dividend Distribution

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations and the Regulations of Settlement, Sale and Payment of Foreign Exchange, which were promulgated by the PBOC in June 1996, and became effective on July 1, 1996. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of the relevant government authorities. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from or registration with relevant government authorities.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. In September 2013, SouFun Media and SouFun Network were granted a reduced withholding tax rate of 5% on earnings to be distributed to their Hong Kong parent entities between 2013 and 2015.

In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. On November 1, 2015, Circular 124 was repealed by the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers issued by SAT (“Circular 60”). Circular 60 abolishes the “approval application” procedure and provides that any non-resident taxpayer filing a tax return shall determine whether such taxpayer is entitled to the treaty benefit, and shall submit the relevant statements and materials to the competent tax authority for the tax return filing. In the case of withholding at source and designated withholding, where a non-resident taxpayer who considers it meets the conditions for enjoying the convention treatment needs to be entitled to the convention treatment, the taxpayer shall take the initiative to propose the same to the withholding agent, and provide the withholding agent with the relevant statements and materials for the withholding declaration. The withholding agent shall withhold tax in accordance with the conventions, and forward the relevant statements and materials to the competent tax authority when making the withholding declaration.

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

Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued Circular 75, which required that PRC residents, whether natural or legal persons, register with the relevant local SAFE branches prior to their establishment, or prior to their taking control of, an offshore entity (an “Overseas SPV”) established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and make filings with SAFE afterwards upon the occurrence of certain material capital changes. On July 4, 2014, SAFE promulgated Circular 37 which replaced Circular 75. Pursuant to Circular 37, (1) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an Overseas SPV that is established or controlled by the PRC resident for the purpose of conducting investment or financing, and (2) following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change in the PRC resident shareholder of the Overseas SPV, the name of the Overseas SPV, its term of operation, or any increase or reduction in the registered capital of the Overseas SPV, any share transfer or swap, and any merger or division. Any failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas shareholders.

It remains unclear how Circular 37will be interpreted and implemented, and how or whether it applies to us. We cannot predict how it will affect our business operations or future strategies. If SAFE determines that Circular 37 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 37 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 37. If Circular 37 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficial owners to comply with Circular 37 may subject them to penalties under PRC foreign exchange regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

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

No stamp duty is payable in respect of the issue or conversion of the notes. The notes themselves will be stamp able if they are executed in or brought into the Cayman Islands.

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

If we were treated as a PRC resident enterprise, any interest payable to non-resident enterprise holders of the notes and dividends payable to non-resident enterprise holders of our ordinary shares or ADSs may be treated as income derived from sources within PRC and therefore subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise holders upon the disposition of the notes, our ordinary shares or ADSs may be treated as income derived from sources within China and therefore subject to 10% income tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ordinary shares or ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person.

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

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC “resident enterprise” under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the New EIT Law. See “Item 3.D. Key Information—Risk Factors—Risks related to our ADSs, ordinary shares and notes—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.” Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. holders, as “general category income” for foreign tax credit limitation purposes. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the New EIT Law, see “Item 3.D. Key Information—Risk Factors—Risks related to our ADSs, ordinary shares and notes—We may be required to withhold PRC income tax on any dividend we pay you, and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax,” the income tax treaty between the United States and the PRC may apply, in which case you may elect to treat such gains as arising from sources within China for foreign tax credit limitation purposes. You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2015 taxable year or that we are likely to become one in the current or any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the Internal Revenue Service, or IRS, will agree with us.

If we are a PFIC in any year, as a U.S. holder, you will generally be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs on an annual basis. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

If we are a PFIC in any year, so long as the ADSs are and remain “marketable,” you will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to such U.S. holder’s ADSs. The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as The New York Stock Exchange. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss (limited to the amount of prior ordinary gain) the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Your basis in the ADSs will be adjusted to reflect any such income or loss. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including our subsidiaries. In addition, because our ordinary shares are not regularly traded on a national securities exchange, you will not be able to make a mark-to-market election with respect to any ordinary shares held by such U.S. holder. You should consult your own tax advisors with respect to making a mark-to-market election.

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

Additional Tax on Net Investment Income

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-169170), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-169176) with respect to our ADSs, as amended. We have also filed with the SEC registration statements on Form S-8 (File Numbers 333-173157 and 333-207182) with respect to our ADSs, as amended. In addition, we have filed with the SEC an automatic shelf registration statement on Form F-3 (File Number 333-208628), as amended, and a prospectus under the Securities Act with respect to our ordinary shares and ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

The following discussion should be read in conjunction with the notes to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2013, 2014 and 2015, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant periods would have been US$15.9 million and US$14.6 million lower for 2013 and 2014, respectively, and our loss for 2015 would have been US$3.8 million lower. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China,Hong Kong and United States that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2013, 2014 and 2015. We generally do not require collateral for accounts receivable.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (1) the number of ADSs that will be issued and outstanding, (2) the level of fees to be charged to holders of ADSs, and (3) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. In June 2013, we received US$0.6 million (after tax) reimbursement from our depositary for our expenses incurred in connection with investor relationship programs related to ADS facility and the travel expenses of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sam Hanhui Sun is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 promulgated under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for 2014 and 2015:

	2014	2015
	(U.S. dollars in thousands)
Audit fees(1)	1,048	1,062
Audit-related fees(2)	-	-
Tax Fees(3)	-	40
Total	1,048	1,102

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with SEC filings.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2016, our board of directors authorized a share repurchase program, under which we may elect to repurchase up to US$200 million of our ADSs over 12 months from February 25, 2016 through February 24, 2017. The share repurchase program was publicly announced on February 25, 2016.

The table below is a summary of the shares repurchased by us since the adoption of the share repurchase program and up to the date of this annual report. No shares were repurchased during 2015 up to the date of this annual report except during the month indicated and all shares were purchased in the open market pursuant to the share repurchase program announced on February 26, 2016.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 28, 2016 – March 29, 2016	112,246	$5.508	112,246	$199,381,749
Total	112,246	$5.508	112,246	$199,381,749

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the New York Stock Exchange, we are subject to corporate governance requirements imposed by the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the New York Stock Exchange corporate governance requirements. A New York Stock Exchange listed non-U.S. company is simply required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors.

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the New York Stock Exchange corporate governance practices. However, the following are ways in which our current corporate governance practices differ from New York Stock Exchange corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings.

•	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

•	Our compensation committee and our nominating and corporate governance committee are comprised with a majority of independent directors and not only independent directors. Our executive chairman, Mr. Mo, who serves on both our compensation committee and nominating and corporate governance committee, is not independent under the relevant New York Stock Exchange rules.

None of the above practices conflicts with the laws of the Cayman Islands or our fifth amended and restated memorandum and articles of association.

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
4.1	Registration Rights Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated August 13, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.2	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.3*	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated September 23, 2015.
4.4*	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated September 23, 2015.

Exhibit No.	Description of Exhibit
4.5	Registration Rights Agreement among SouFun Holdings Limited, Safari Group Holdings Limitedand Safari Group CB Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.6	Supplemental Agreement among SouFun Holdings Limited, IDG Alternative Global Limited and China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.7	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.45 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.8	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital Investors L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.46 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.9	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Winning Star Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.47 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.10	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Rainbow Zone Enterprise Inc, dated November 10, 2015 (incorporated by reference to Exhibit 99.48 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.11	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Chuang Xi Capital Holdings Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.49 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.12	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Wealth Harvest Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.50 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.13	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.14	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.15	2015 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on July 6, 2015).
4.16	Investor’s Rights Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated August 13, 2010 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.17	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.18	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.19*	Form of Loan Agreement between and among Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity.
4.19.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.
4.20*	Form of Creditor’s Rights Transfer Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, and Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity.

Exhibit No.	Description of Exhibit
4.20.1*	Schedule of Creditor’s Rights Transfer Agreementsamong certain PRC subsidiaries of SouFun Holdings Limited and shareholders of certain consolidated controlled entity.
4.21*	Form of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity.
4.21.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of SouFun Holdings Limited and shareholders of a consolidated controlled entity.
4.22*	Form of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity.
4.22.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.
4.23*	Form of Operating Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity.
4.23.1*	Schedule of Operating Agreements among certain PRC subsidiary of SouFun Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.
4.24*	Form of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network and a consolidated controlled entity.
4.24.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity.
4.25*	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and Beijing Zhong Zhi Shi Zheng and/or Jia Tian Xia Network.
4.25.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of SouFun Holdings Limited.
4.26	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.26.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).
4.27	Summary Translation of Real Estate Sale and Purchase Agreement among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.28	Summary Translation of Real Estate Sale and Purchase Agreement II among Lvdi Group Chengdu Real Property Co., Ltd., Beijing SouFun Network Technology Co., Ltd. and Chengdu Hailian Industrial Development Co., Ltd. (incorporation by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.29	Summary Translation of Share Purchase Agreement between Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.30	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.31	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).

Exhibit No.	Description of Exhibit
4.32	Sale and Purchase Agreement between SouFun Holdings Limited and Orchid Asia V, L.P. (incorporated by reference to Exhibit 99.6 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.33	Summary Translation of Investment Agreement among Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and the other parties thereto (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).
4.34	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).
4.35	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.36	Summary Translation of Equity and Creditor’s Rights Transfer Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.37	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.38	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited (incorporation by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.39	Subscription Agreement between SouFun Holdings Limited and IDG Alternative Global Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.40	Subscription Agreement among SouFun Holdings Limited, Safari Group Holdings Limited, Safari Group CB Holdings Limited and Safari Parent Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.41	Subscription Agreement Supplement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated November 23, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.42	Convertible Note (US$28.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.43	Convertible Note (US$72.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.44	Subscription Agreement Supplement between IDG Alternative Global Limited and SouFun Holdings Limited, dated October 29, 2015 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.45	Letter Agreement between IDG Alternative Global Limited and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.18 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).

Exhibit No.	Description of Exhibit
4.46	Supplemental Agreement among the IDG Alternative Global Limited, China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.47	Convertible Note (US$200.00 million) by SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.20 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.48	Subscription Agreement between SouFun Holdings Limited and Karistone Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.26 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.49	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.11 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.50	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital Investors L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.12 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.51	Subscription Agreement between SouFun Holdings Limited and Winning Star Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.13 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.52	Subscription Agreement between SouFun Holdings Limited and Rainbow Zone Enterprise Inc, dated November 9, 2015 (incorporated by reference to Exhibit 99.14 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.53	Subscription Agreement between SouFun Holdings Limited and Chuang Xi Capital Holdings Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.15 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.54	Subscription Agreement between SouFun Holdings Limited and Wealth Harvest Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.16 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.55	Summary Translation of Cooperation Framework Agreement among SouFun Holdings Limited, Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated November 13, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2015).
4.56	Summary Translation of Share Subscription Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated January 19, 2016 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.57	Summary Translation of Compensation Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd. and Chongqing Wanli New Energy Co., Ltd., dated January 19, 2016 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.58*	Summary Translation of the Non-compete Agreement among Vincent Tianquan Mo, SouFun Holdings Limited and Chongqing Wanli New Energy Co., Ltd., dated May 2, 2016.
4.59	Summary Translation of Commercial Properties Purchase Agreement between Beijing SouFun Network Technology Co., Ltd. and Beijing Jinyu Dacheng Co., Ltd., dated November 10, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

Exhibit No.	Description of Exhibit
12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of Ernst & Young Hua Ming LLP.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 17, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited the accompanying consolidated balance sheets of SouFun Holdings Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouFun Holdings Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SouFun Holdings Limited's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 17, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

May 17, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of SouFun Holdings Limited

We have audited SouFun Holdings Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). SouFun Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, SouFun Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SouFun Holdings Limited as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 of SouFun Holdings Limited and our report dated May 17, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

May 17, 2016

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2014	2015
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		354,760	817,921
Restricted cash, current		97,988	103,179
Short-term investments	6	455,184	62,559
Accounts receivable (net of allowance of US$21,397 and US$31,064 as of December 31, 2014 and 2015, respectively)	7	49,691	147,516
Funds receivable		62,163	45,400
Prepayments and other current assets	8	30,161	60,265
Commitment deposits		47,312	10,646
Loans receivable, current	9	79,641	266,990
Amounts due from a related party	20	-	262
Deferred tax assets, current	18	2,991	-

Total current assets		1,179,891	1,514,738

Non-current assets:
Property and equipment, net	10	217,105	326,504
Loans receivable, non-current	9	2,009	55,349
Restricted cash, non-current		109,495	-
Deferred tax assets, non-current	18	1,570	5,490
Deposit for non-current assets	11	86,515	137,715
Long-term investments	6	121,292	244,678
Prepayment for business acquisition	5	9,806	-
Other non-current assets	12	16,556	10,852

Total non-current assets		564,348	780,588

Total assets		1,744,239	2,295,326

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2014	2015
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	13	80,750	100,000
Deferred revenue (including deferred revenue of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$30,671 and US$46,455 as of December 31, 2014 and 2015, respectively)		119,042	145,321
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$64,846 and US$109,726 as of December 31, 2014 and 2015, respectively)	14	221,901	361,593
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$17,637 and US$36,245 as of December 31, 2014 and 2015, respectively)	15	42,392	59,107
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$6,742 and US$1,872 as of December 31, 2014 and 2015, respectively)		35,394	9,948
Amounts due to a related party	20	660	-
Convertible senior notes	16	-	400,000

Total current liabilities		500,139	1,075,969

Non-current liabilities:
Long-term loans	13	100,000	-
Convertible senior notes	16	400,000	287,887
Deferred tax liabilities, non-current	18	111,026	76,631
Other non-current liabilities (including other non-current liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$4 and nil as of December 31, 2014 and 2015, respectively)		385	312
Total non-current liabilities		611,411	364,830

Total liabilities		1,111,550	1,440,799

Commitments and contingencies	22

SOUFUN HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2014	2015
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollars (“HK$”) 1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,364,924 shares and 70,736,679 shares issued and outstanding as of December 31, 2014 and 2015, respectively	17	7,495	9,110
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2014 and 2015, respectively	17	3,124	3,124
Additional paid-in capital		101,072	478,391
Accumulated other comprehensive income (loss)		49,566	(10,364)
Retained earnings		471,352	373,505
Total SouFun Holdings Limited shareholders’ equity		632,609	853,766
Noncontrolling interests		80	761

Total shareholders’ equity		632,689	854,527

Total liabilities and shareholders’ equity		1,744,239	2,295,326

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2013	2014	2015
		US$	US$	US$
Revenues
E-commerce services		188,107	244,344	474,810
Marketing services		278,322	294,484	249,862
Listing services		161,547	145,654	107,922
Financial services		-	3,235	29,582
Other value-added services		9,403	15,165	21,373
Total gross revenues		637,379	702,882	883,549

Cost of revenues
Cost of services		(102,488)	(145,739)	(555,389)
Total cost of revenues		(102,488)	(145,739)	(555,389)

Gross profit		534,891	557,143	328,160

Operating (expenses) income
Selling expenses		(101,935)	(147,874)	(236,603)
General and administrative expenses (including related party amounts of US$1,109, US$1,084 and US$776 for the years ended December 31, 2013, 2014 and 2015, respectively)		(83,384)	(100,571)	(125,405)
Other income (loss)		786	835	(625)

Operating income (loss)		350,358	309,533	(34,473)
Foreign exchange gain (loss)		3	(44)	1,464
Interest income		27,803	43,857	22,221
Interest expense		(14,675)	(17,308)	(16,519)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale security of US$821, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively)	6	821	-	-
Government grants		4,031	7,205	4,936
Investment income	6	-	-	1,333
Other-than-temporary impairment on available-for-sale securities	6	-	(8,417)	-
Gain on bargain purchase	4	102	-	-

Income (loss) before income taxes and noncontrolling interests		368,443	334,826	(21,038)
Income tax (expense) benefit	18	(69,781)	(81,609)	5,905

Net income (loss)		298,662	253,217	(15,133)

Net income (loss) attributable to noncontrolling interests		53	-	(37)
Net income (loss) attributable to SouFun Holdings Limited’s shareholders		298,609	253,217	(15,096)

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2013	2014	2015
		US$	US$	US$
Other comprehensive income (loss), before tax
Foreign currency translation adjustments		20,150	(4,323)	(55,928)
Unrealized gain (loss) on available-for-sale securities		78	10,508	(4,002)
Reclassification adjustment for gain included in net income		(821)	-	-
Other comprehensive income (loss), before tax		19,407	6,185	(59,930)
Income tax expense related to components of other comprehensive income		-	-	-
Other comprehensive income, net of tax		19,407	6,185	(59,930)
Comprehensive income (loss)		318,069	259,402	(75,063)
Comprehensive income (loss) attributable to noncontrolling interests		53	-	(37)
Comprehensive income (loss) attributable to SouFun Holdings Limited’s shareholders		318,016	259,402	(75,026)

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	24	3.82	3.08	(0.18)
Diluted	24	3.54	2.87	(0.18)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	24	78,101,205	82,163,135	85,170,886
Diluted	24	84,602,678	92,208,620	85,170,886

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	298,662	253,217	(15,133)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Share-based compensation	7,028	4,682	4,497
Depreciation of property and equipment	9,701	11,624	14,668
Deferred tax expenses (benefits)	15,482	27,339	(32,361)
Allowance for doubtful accounts	13,437	17,377	18,649
Realized gain on available-for-sale security	(821)	-	-
Other-than-temporary impairment on available-for-sale security	-	8,417	-
Amortization of loan origination costs	3,483	1,812	1,393
Amortization of issuance costs for convertible senior notes	164	3,033	3,196
Deemed rental expense (Note 20)	175	174	169
Gain on bargain purchase	(102)	-	-

Changes in operating assets and liabilities:
Accounts receivable	(25,457)	(22,697)	(118,797)
Funds receivable	(29,288)	(25,173)	13,177
Prepayments and other current assets	(12,330)	8,799	(35,333)
Commitment deposits	-	(47,312)	36,666
Loans receivable, current	-	(2,009)	(53,340)
Loans receivable, non-current	-	(79,641)	(192,059)
Amounts due from a related party	-	-	(262)
Other non-current assets	107	(4,275)	2,250
Deferred revenue	46,426	4,420	33,099
Accrued expenses and other liabilities	41,408	50,085	106,412
Customers’ refundable fees	33,527	(10,502)	19,161
Income tax payable	6,398	15,064	29,346
Amounts due to a related party	537	120	(657)
Other non-current liabilities	(481)	(95)	(51)

Net cash generated from (used in) operating activities	408,056	214,459	(165,310)

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(9,984)	(1,268,688)	(129,759)
Proceeds from maturity of fixed-rate time deposits	25,843	822,804	507,007
Proceeds from disposal of an available-for-sale security	1,464	-	-
Acquisition of property and equipment	(6,730)	(7,976)	(45,151)
Payment for business acquisitions	(12,781)	(9,806)	-
Purchase of land use right	-	-	(54)
Acquisition of long-term investments	-	(119,312)	(127,388)
Proceeds from disposal of property and equipment	138	96	635
Deposits for non-current assets	(37,720)	(48,249)	(146,728)

Net cash (used in) generated from investing activities	(39,770)	(631,131)	58,562

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A ordinary shares	-	-	346,775
Proceeds from exercise of share options	26,011	12,485	8,416
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	-	80	718
Proceeds from short-term loans	-	-	72,750
Proceeds from long-term loans	100,000	-	-
Repayment of short-term loans	(180,670)	(90,000)	(153,500)
Proceeds from an issuance of convertible senior notes	350,000	50,000	300,000
Payment of issuance costs for convertible senior notes	(8,420)	(1,144)	-
Return of share capital to noncontrolling interest holder upon disposal of a PRC Domestic Entity’s subsidiary	(683)	-	-
Repayment of loans from noncontrolling interests	(5,728)	-	-
Payment of loan origination costs	(4,097)	(781)	(15)
Payment of dividends	(81,046)	(82,380)	(82,751)
Changes in restricted cash	(108,218)	303,805	95,078

Net cash generated from financing activities	87,149	192,065	587,471

Exchange rate effect on cash and cash equivalents	7,408	(1,643)	(17,562)

Net increase (decrease) in cash and cash equivalents	462,843	(226,250)	463,161

Cash and cash equivalents at beginning of year	118,167	581,010	354,760

Cash and cash equivalents at end of year	581,010	354,760	817,921

Supplemental schedule of cash flow information:
Income tax paid	38,705	12,198	6,674
Interest paid	13,884	16,069	13,245
Acquisition of property and equipment through utilization of deposits	111,367	-	90,713

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

SOUFUN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2014	58,364,924	24,336,650	10,619	101,072	39,058	10,508	49,566	471,352	80	632,689
Net loss for the year	-	-	-	-	-	-	-	(15,096)	(37)	(15,133)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(55,928)	-	(55,928)	-	-	(55,928)
Unrealized loss on available-for-sale security	-	-	-	-	-	(4,002)	(4,002)	-	-	(4,002)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	718	718
Contribution from shareholder (Note 20(b))	-	-	-	169	-	-	-	-	-	169
Issuance of Class A ordinary shares (Note 17)	11,855,384	-	1,548	345,227	-	-	-	-	-	346,775
Beneficial conversion feature on convertible senior notes (Note 16)				12,113						12,113
Share-based compensation	-	-	-	4,497	-	-	-	-	-	4,497
Exercise of share options	516,371	-	67	5,871	-	-	-	-	-	5,938
Excess tax benefits	-	-	-	9,442	-	-	-	-	-	9,442
Dividends declared (US$1.00 per Class A and Class B ordinary share;US$58,414 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	(82,751)	-	(82,751)

Balance as of December 31, 2015	70,736,679	24,336,650	12,234	478,391	(16,870)	6,506	(10,364)	373,505	761	854,527

The accompanying notes are an integral part of the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law of the Cayman Islands. The accompanying consolidated financial statements include the financial statements of (i) SouFun Holdings Limited (the “Company”), (ii) its subsidiaries located outside of the People’s Republic of China (the “PRC”) (the “non-PRC subsidiaries”), (iii) wholly foreign owned entities in the PRC (the “WOFEs”), (iv) entities controlled through contractual arrangements (the “PRC Domestic Entities”) and (v) the PRC Domestic Entities’ subsidiaries. The Company, its non-PRC subsidiaries, WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of E-commerce services, marketing services, listing services, financial services and other value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2015 were as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai Fang Chao Real Estate Broking Co., Ltd. (“Shanghai Fang Chao”)	June 3, 2015	PRC	Nil	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	May 27, 2015	PRC	100%	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	May 21, 2015	PRC	100%	Provision of real estate agency services

Suzhou Cun Fang Real Estate Broking Co., Ltd. (“Suzhou Cun Fang”)	May 21, 2015	PRC	100%	Provision of real estate agency services

Shanghai SouFun Cun Fang Real Estate Broking Co., Ltd. (“Shanghai SouFun Cun Fang”)	May 14, 2015	PRC	Nil	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	April 30, 2015	PRC	100%	Provision of real estate agency services

Shenzhen Fang Tian Xia Broking Co., Ltd. (“Shenzhen Fang Tian Xia”)	April 13, 2015	PRC	Nil	Provision of real estate agency services

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	April 7, 2015	PRC	100%	Provision of real estate agency services

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	March 6, 2015	PRC	Nil	Provision of real estate agency services

Shanghai Jia Tian Xia Financing Guarantee Co., Ltd. (“Shanghai Jia Tian Xia Financing Guarantee”)	January 22, 2015	PRC	100%	Provision of financing guarantee services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	January 19, 2015	PRC	70%	Provision of financial services

Tianjin Jia Tian Xia Commercial Factoring Co., Ltd. (“Tianjian Jia Tian Xia Commercial Factoring”)	December 22, 2014	PRC	100%	Provision of commercial factoring services

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	100%	Provision of financial services

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	December 5, 2014	PRC	100%	Provision of financial services

Beijing Fang Tian Xia Decorative Engineering Co., Ltd. (“Beijing Fang Tian Xia Decorative Engineering”)	October 15, 2014	PRC	100%	Provision of home décor services

Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”)	September 12, 2014	PRC	100%	Provision of financial services

Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	100%	Provision of technology and information consultancy services

Beijing Tianxia Dai Information service Co., Ltd. (“Tianxia Dai Information”)	April 9, 2014	PRC	100%	Provision of finance information services

Wuhan SouFun Yi Ran Ju Ke Real Estate Broking Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	December 13, 2013	PRC	Nil	Provision of real estate agency services and real estate information services

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	August 27, 2013	PRC	100%	Provision of technology and information consultancy services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	75%	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	75%*	Operation and management of hotel, restaurant and other catering business

* Shanghai China Index Consultancy Co., Ltd. (“Shanghai China Index”), a PRC Domestic Entity, owns the remaining 25% equity interest.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze Wan Jia”)	December 1, 2012	PRC	Nil	Provision of marketing services and listing services

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)**	July 25, 2012	PRC	Nil	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	March 1, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd. (“Zhongzhi XunBo”)	January 6, 2012	PRC	100%	Provision of technology and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	September 10, 2011	PRC	Nil	Provision of marketing services, rental services and real estate agency services

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	100%	Investment holding

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi”)	March 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	January 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 10, 2009	PRC	Nil	Provision of marketing services and listing services

** Beijing Hua Ju Tian Xia was originally established as a WOFE by the Company in July 2012. In December 2014, the Company transferred its equity interest in Beijing Hua Ju Tian Xia to Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and simultaneously entered into a series of Contractual Agreements, as defined in Note 1, to obtain control over Beijing Hua Ju Tian Xia.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Tianjin Jia Tian Xia Advertising Co., Ltd. (“Tianjin Jia Tian Xia”)	November 22, 2007	PRC	Nil	Provision of marketing services and listing services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd. (“Beijing Zhong Zhi”)	June 5, 2007	PRC	100%	Provision of technology and information consultancy services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai SouFun Advertising Co., Ltd. (“Shanghai Advertising”)	December 12, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai China Index	December 12, 2006	PRC	Nil	Provision of other value-added services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Nil	Provision of real estate agency services, marketing services and listing services

Beijing China Index Information Co., Ltd. (“Beijing China Index”)	November 8, 2004	PRC	Nil	Provision of other value-added services

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing Jia Tian Xia Advertising Co., Ltd. (“Beijing Advertising”)	September 1, 2000	PRC	Nil	Provision of marketing services, listing services and e-commerce services

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries. The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and Richard Jiangong Dai, a director of the board who resigned from the board effective February 25, 2016. The effective control of the PRC Domestic Entities is held by the Company through six of its WOFEs, namely, SouFun Network, SouFun Media, Beijing Tuoshi, Beijing Hong An, Beijing Zhong Zhi and Jia Tian Xia Network Technology as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in accordance with the United States of America Securities and Exchange Commission (“SEC”) Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”).

The following is a summary of the Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The WOFEs provide the following exclusive technical services to the PRC Domestic Entities: (i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and (ii) technical information technology system support to enable the PRC Domestic Entities to service the needs of its customers. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

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

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to contribute the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities to the WOFEs when permitted by applicable PRC laws and regulations. Any gains from the transfer shall be paid back to the WOFEs or any third party designated by the WOFEs. The repayment term of the loans was not stated in the agreements. The legal shareholders are liable to repay their respective portions of the loans by transferring their entire respective equity interests in the PRC Domestic Entities upon the written request of the WOFEs when such legal shareholders terminate their employment with the WOFEs.

Supplementary Agreements

In addition to the above contractual agreements, the Company, the WOFEs, the PRC Domestic Entities and their legal shareholders entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the Company, the WOFEs, the PRC Domestic Entities and their legal shareholders. While these supplementary agreements were signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreements:

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

All of these provisions have been incorporated into the Contractual Agreements signed subsequent to March 2010.

Furthermore, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2013 to memorialize the following terms previously agreed between the WOFEs and the PRC Domestic Entities when the Exclusive Call Option Agreements were entered into:

•	the legal shareholders agreed to remit the purchase consideration received from the exercise of the exclusive right to acquire the equity interests in the PRC Domestic Entities to the WOFEs or any entity designated by the WOFEs.

This provision has been incorporated into the Contractual Agreements signed subsequent to March 2013.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Through the design of the aforementioned agreements, the legal shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company has determined that the six WOFEs are the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Rule 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows were as follows:

	As of December 31,
	2014	2015
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	28,856	51,164
Restricted cash, current	97,988	103,179
Short-term investments	22,774	2,002
Accounts receivable (net of allowance of US$4,719 and US$12,622 as of December 31, 2014 and 2015, respectively)	11,847	68,654
Funds receivable	-	383
Commitment deposits	47,312	10,246
Prepayments and other current assets	20,553	151,654
Deferred tax assets, current	1,462	-

Total current assets	230,792	387,282

Non-current assets:
Property and equipment, net	18,166	21,642
Long-term investments	120,819	256,837
Restricted cash, non-current	109,495	-
Deferred tax assets, non-current	271	-
Deposit for non-current assets	-	594
Prepayment for business acquisition	9,806	-
Other non-current assets	7,814	4,559

Total non-current assets	266,371	283,632

Total assets	497,163	670,914

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2014	2015
	US$	US$
Current liabilities:
Deferred revenue	30,671	46,455
Accrued expenses and other liabilities	64,846	109,727
Customer’s refundable fees	17,637	36,245
Income tax payable	6,742	1,872
Intercompany payable to the WOFEs	137,168	293,697

Total current liabilities	257,064	487,996

Non-current liabilities:
Other non-current liabilities	4	-

Total non-current liabilities	4	-

Total liabilities	257,068	487,996

Net assets	240,095	182,918

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Total revenues	93,715	107,950	315,797
Net income (loss)	10,131	25,464	(41,831)

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Net cash generated from (used in) operating activities	211,049	113,176	(61,480)
Net cash generated from (used in) investing activities	14,427	(113,148)	(8,913)
Net cash (used in) generated from financing activities	(117,616)	(106,688)	95,078

The PRC Domestic Entities had no intercompany amounts payable to the WOFEs for accrued service fees as of December 31, 2014 and 2015, whereas the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities were nil during the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2015, except for the current restricted cash of US$103,179 pledged to secure bank borrowings of the Group (Note 13), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, fair value of the available-for-sale securities, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes issued and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

On December 23, 2013, the Group disposed its 60% equity interest in Guangxi Overseas Talent Industrial Park Investment Co., Ltd. (“Guangxi Overseas Talent”) to the 40% noncontrolling interest holder. Guangxi Overseas Talent was dormant and had no operations at the time of disposal. Thus, Guangxi Overseas Talent did not meet the definition of a discontinued operation under ASC 205, “Presentation of Financial Statements-Discontinued Operations”.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combinations

The Group accounts for its business combinations in accordance with ASC 805,“Business Combinations” (“ASC 805”), which requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The costs directly attributable to the acquisition are expensed as incurred. During the measurement period, the acquiring entity recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date.

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

Foreign Currency Translation and Transactions

The functional currency of the Company and its non-PRC subsidiaries is the United States dollars (“US$”). The WOFEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses US$ as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

The assets and liabilities of the Company’s PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries are translated into US$ at the exchange rates prevailing at the balance sheet date. The consolidated statements of comprehensive income (loss) of these entities are translated into US$ at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity.

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

The Group accounts for its investments in accordance with ASC 320, “Investments-Debt and Equity Securities” (“ASC 320”). The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income (loss).

The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. If the Group concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities are recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. An impairment loss of nil, US$8,417 and nil was recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

In accordance with ASC 325 “Investments-Other”, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss was recognized for the year ended December 31, 2015.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful accounts was provided for the funds receivable as of December 31, 2014 and 2015.

Commitment deposits

Commitment deposits represent cash paid to real estate developers for the right to provide sales agency services for their real estate projects. The commitment deposits are refundable at specified dates and are classified accordingly.

In the event of default, the Group is entitled to collateral or other forms of security from the real estate developers, which it can then resell to recover its original commitment deposit. The Group’s recovery of its original commitment deposit is dependent on market conditions. As of December 31, 2014 and 2015, commitment deposits of nil and US$10,219 were in default.

The Group considers many factors in assessing the collectability of commitment deposits, such as the age of the amounts due, as well as the real estate developer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Commitment deposits are written off after all collection efforts have been exhausted. Allowance for doubtful accounts of nil and US$500 was provided for commitment deposits as of December 31, 2014 and 2015.

Loans receivable

Loans receivable consists primarily of secured loans in the form of entrusted loans, mortgage loans and unsecured loans to borrowers that have passed the Group’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Group to the borrowers generally range from one to thirty-six months.

In accordance with ASC 310, “Receivables”, an allowance for doubtful accounts is recorded when, based on current information and events, it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Each individual loan receivable is assessed for impairment on a quarterly basis.

Commencing in August 2014, the Group began to enter into arrangements with third-party investors under which the Group sells its economic benefits in certain mortgage and unsecured loans receivable in exchange for cash. Sales of mortgage and unsecured loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). The Group derecognizes the mortgage and unsecured loans receivable if (i) the mortgage and unsecured loans have been legally isolated from the Group; (ii) there are no constraints on investors to pledge or exchange the mortgage and unsecured loans; and (iii) the Group does not maintain effective control over the mortgage and unsecured loans.

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

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life

Office equipment	5 years
Motor vehicles	5 years
Leasehold improvement	shorter of lease term or economic lives
Buildings	12 -38 years

Land is stated at cost and is not depreciated.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts, respectively, with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset group may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recognized for any of the years presented.

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, funds receivable, investments including cost method investments, fixed-rate time deposits and available-for-sale securities, loans receivable, short-term loans, long-term loans, amounts due to a related party and convertible senior notes (Note 16) and related derivative liabilities. As of December 31, 2014 and 2015, the carrying values of these financial instruments, other than the cost method investment, available-for-sale securities, long-term loans, convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale securities were recorded at fair value based on quoted price in active markets as of December 31, 2014 and 2015. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible senior notes based on a market approach were approximately US$353,316 and US$697,104 as of December 31, 2014 and 2015, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible senior notes, the Group used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2013, 2014 and 2015. The Group determined that it was not practicable to estimate the fair value of its cost method investments as of December 31, 2014 and 2015 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-  Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-  Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-  Unobservable inputs which are supported by little or no market activity.

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

Assets measured at fair value on a recurring basis as of December 31, 2014 and 2015 are summarized below. There were no such assets as of December 31, 2013.

	Fair Value Measurement as of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
	US$	US$	US$	US$

Available-for-sale securities	59,035			59,035

	Fair Value Measurement as of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
	US$	US$	US$	US$

Available-for-sale securities	56,027			56,027

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(2) Online marketplace platform

The Group operates (i) an online marketplace platform which enables third-party merchants to sell home furnishing products to consumers online and (ii) an online payment platform which enable third-party merchants to transact with consumers online. The Group earns a commission, which ranges from 5% to 15% of the sales transaction amount, from the third-party merchants when a transaction is completed.

When a consumer places their order for home furnishing products with a third-party merchant through the Group’s marketplace platform, the sales price and the shipping charge for the sales transaction are confirmed. Delivery of goods to a consumer will be processed by the third-party merchant after payment is made through the Group’s online payment platform. The sales transaction is completed and the Group recognizes the commission earned as e-commerce service revenues upon confirmation of receipt of the home furnishing products by the consumer and remittance of the net payment to the third-party merchant through the Group’s marketplace and online payment platforms.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services (continued)

(3) Direct sales services

Commencing in 2014, the Group launched direct sales services for new homes. The Group promotes property developments of its developer clients primarily through its websites and mobile applications (“mobile apps”). Potential buyers can register with the Group free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Group provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Group offers from its developer clients. The Group charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Revenues are recognized by the Group when confirmation of the sale is received from the developer clients, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, “Revenue Recognition” (“ASC 605”).

(4) Sublease services

Commencing in 2015, the Group began providing a new sublease service through its websites. The Group initially enters into contracts with the original lessors and has the exclusive authorization to sublease the property. Revenue from subleasing services is recognized on a gross basis as the Group obtains control of the leased property and is obligated to pay rent to the original lessor even if the Group fails to find a subtenant. The rent is recognized on a straight-line basis over the lease term.

Sublease rental income for the year ended December 31, 2015 was US$18,241. Future minimum sublease rental incomes expected to be received under noncancellable sublease agreements as of December 31, 2015 are as follows:

US$

2016	40,889
2017	2,106
2018	906
2019	263
2020 and thereafter	164

44,328

(5) Real estate online brokerage services

Commencing in 2015, the Group acts as an intermediary between sellers and buyers of secondary properties, and may also provide property listing services, advisory services, transaction negotiation services and administration services. In addition to secondary property sales, the Group also assists property owners and potential renters with leasing transactions. Different from conventional real estate brokers in the PRC, the Group does not maintain extensive physical sales offices and instead relies primarily on the Group’s websites and mobile apps to source end users. Revenues derived from commission fees are recognized upon the execution of a transaction agreement between an end user and a property owner for which the Group acts as the broker in accordance with ASC 605-20, “Revenue Recognition-Services”.

(6) Online decoration services

Commencing in 2015, the Group launched online decoration services. Based on the customer’s budget and plan for decoration, the Group engages third-party contractors to perform interior design, remodeling, renovation, furnishing and other home improvement services. The Group generally charges the customers a fixed fee based on the square footage of the premises undergoing decoration. The Group obtains customers primarily through the Group’s websites and mobile apps. Revenues derived from online decoration services where the Group designs and renovates the properties for its customers are recognized based on the percentage-of-completion method in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing Services

The Group offers marketing services on the Group’s websites and mobile apps, primarily presented as banner advertisements, floating links, logos and other media insertions (“forms of services”). These marketing services are offered to real estate developers and providers of products and services for home decoration and improvement. Marketing services allow customers to place advertisements on particular areas of the Group’s websites and mobile apps, in particular formats and over particular periods of time. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

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

Commencing in 2015, the Group entered into marketing services agreements with real estate developers, whereby the service fee can be settled through the sale of designated new properties developed by the real estate developers. Pursuant to the marketing services agreements, the Group has the right to (i) determine the final selling price of the designated new properties and keep the difference between the sales price of the designated new properties and the service fee or (ii) request payment of the service fee in cash if the designated new properties are not sold by a pre-determined date. Revenue is recognized ratably over the contract period at the pre-agreed cash marketing services fee. Upon sale of the designated new properties, any difference between the sales price of the designated new properties and the service fee is recorded as revenue, as it is related to the marketing service provided. For the year ended December 31, 2015, US$52,000 of marketing services revenue was recognized under the new payment arrangement.

For certain arrangements, the Group provides marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

The Group accounts for each deliverable in the arrangement as separate unit of accounting. Revenues are allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the Group’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

The Group updated the BESP for each deliverable during the year ended December 31, 2015. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for the years ended December 31, 2013, 2014 and 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Listing Services

Listing services revenues consist of revenues derived from both basic listing services and special listing services.

The Group’s basic and special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

(1)	Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites and mobile apps available for posting by the customers over the specified listing period. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

(2)	Special listing services

Special listing services are multiple element arrangements comprising website listing services and other coordination of promotional themed events (“Offline Services”), such as a physical forum discussion or a banquet gathering, each with the special listing as the theme, where the Group’s customers promote their products or services to a live audience. The Offline Services do not have standalone value and are always sold with special listing services. Written contracts, containing all significant terms, signed by the Group and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the Offline Services. The Group performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured.

As the Offline Services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25, “Revenue recognition–Multiple-element arrangements” whereby revenues are recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

Financial Services

Financial services are provided through the Group’s online financial platform www.txdai.com and offline micro loan subsidiaries. The Group provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers and real estate developers that meet the Group’s credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized using the effective interest rate method.

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

The Group’s business is subject to BT, VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, “Revenue Recognition-Principal Agent Considerations”, all such BT, VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income (loss). BT, VAT, surcharges and cultural construction fees for the years ended December 31, 2013, 2014 and 2015 were US$38,783, US$44,003 and US$48,253, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Value-added Services (continued)

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when the related services are performed by the Group.

Cost of Revenues

Cost of revenues consists of employee costs, BT, VAT and surcharges, rental costs incurred in relation to sublease services, labor and decoration material costs related to online decoration services, server and bandwidth leasing fees, payments to third-party real estate agents in connection with SouFun membership services and other direct costs incurred in providing the related services. These costs are expensed when incurred.

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2013, 2014 and 2015, the advertising expenses were US$8,627, US$6,202 and US$44,123, respectively.

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

The Group applies ASC 740, “Income taxes” (“ASC 740”), to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

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

Income Taxes (continued)

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income (loss) as income tax expense.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2013, 2014 and 2015, US$4,031, US$7,205 and US$4,936, respectively, of government subsidies were recognized as non-operating income.

Share-based Compensation

The Group’s employees and directors participate in the Group’s share-based award incentive plan which is more fully discussed in Note 19. The Group applies ASC 718, “Compensation-Stock Compensation” (“ASC 718”), to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

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

Earnings per Share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share” (“ASC 260”), using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, contracts that may be settled in the Company’s stock or cash and the conversion of the convertible senior notes. The dilutive effect of outstanding stock options and convertible senior notes is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. The Class B ordinary shareholders do not have the legal ability to cause the Company’s board of directors to declare unequal dividends to the holders of Class A and Class B ordinary shares. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation. For the purposes of calculating the Group’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Derivative Instruments

ASC 815, “Derivatives and Hedging”, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Group was insignificant for all of the years presented.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the consolidated balance sheets, includes the cumulative foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

Contingencies (continued)

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest” (“ASU 2015-03”). ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 involves several aspects of the accounting for shared-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flow. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2016-09 on its consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2015, the Group had US$983,659 in cash and cash equivalents, restricted cash (current and non-current) and short-term investments, 56.4% and 43.6% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable financial institutions with high credit ratings to deposit its assets. The Group regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

The Group is exposed to default risk on its loans receivable. Each individual loan receivable is assessed for impairment on a quarterly basis. Borrowers are restricted to one outstanding loan balance. As of December 31, 2015, no single borrower comprised a significant portion of the Group’s loan portfolio.

The Group regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2013, 2014 and 2015.

Concentration of Revenues

Revenues from marketing services represented 44%, 42% and 28.3% of the total gross revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Revenues from E-commerce services represented 29%, 35% and 54% of the total gross revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Any disruption in the provision of marketing services and E-commerce services to customers may adversely affect the Group’s business, financial condition and results of operations.

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

The Group conducts its operations in the PRC through contractual arrangements entered into between the WOFEs and the PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future PRC Domestic Entities or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, revoking the business licenses or operating licenses of WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of PRC Domestic Entities or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the PRC Domestic Entities.

In addition, if the WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its PRC Domestic Entities, and the Company’s ability to conduct its business may be negatively affected.

Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Company’s PRC Domestic Entities and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with PRC Domestic Entities and their nominee shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

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

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2013, as if the BaoAn Acquisition had been completed on January 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	BUSINESS ACQUISITION (continued)

For the Year Ended December 31,
2013
US$

Pro forma total revenues	637,379
Pro forma net income	298,376
Pro forma net income per ordinary share-basic	3.82
Pro forma net income per ordinary share-diluted	3.53

There were no business acquisitions in the years ended December 31, 2014 and 2015.

5.	PREPAYMENT FOR BUSINESS ACQUISITION

On December 22, 2014, the Group entered into an agreement to acquire a 60% equity interest in Beijing Run Ze Microfinance Limited (“Run Ze”), an operator of a micro loan business, for a cash consideration of US$9,806. As of December 31, 2014, the Group paid an interest-free deposit of US$9,806. The Group terminated the agreement with Run Ze on November 2, 2015 and the interest-free deposit was subsequently returned to the Group on November 8, 2015.

6.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of December 31,
	2014	2015
	US$	US$
Short-term investments
Fixed-rate time deposits	455,184	62,559

Long-term investments:
Available-for-sale securities:
- Yirendai Ltd. ("Yirendai")	-	985
- Color Life Service Group ("Color Life")	24,091	23,703
- Hopefluent Group Holdings Limited ("Hopefluent")	34,944	31,339
	59,035	56,027
Cost method investments:
- Shenzhen World Union Properties Consultancy Co., Ltd. ("World Union")	-	121,394
- Sindeo, Inc. ("Sindeo")	-	5,000
- Tospur Real Estate Consulting Co., Ltd. ("Tospur")	62,257	62,257

	121,292	244,678

As of December 31, 2014 and 2015, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$758, US$27,166 and US$9,474 were recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

Dividends from the long-term investments of nil, nil and US$1,333 were recognized as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6	INVESTMENTS (continued)

On June 27, 2014, the Group acquired 27,551,733 shares of Color Life, a Hong Kong listed company, for US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2014, the market price of Color Life was US$24,091 and an unrealized gain of US$10,508 was recorded in other comprehensive income. As of December 31, 2015, the market price declined to US$23,703 and an unrealized loss of US$388 was recorded in other comprehensive income (loss).

In November 2014, the Group acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, for US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. During the year ended December 31, 2014, the market price of Hopefluent declined significantly. As a result, an other-than-temporary impairment loss of US$8,417 was recognized in the year ended December 31, 2014 and the new cost base of the available-for-sale security was US$34,944 as of December 31, 2014. As of December 31, 2015, the market price of Hopefluent decreased to US$31,339. The Group evaluates the duration and extent to which the fair value of a security is less than its cost; the financial condition of the issuer and any changes thereto; and the Group’s intent to sell, or whether it will more likely than not be required to sell, the security before recovery of its amortized cost basis. As a result, the Group did not consider Hopefluent to be other-than-temporarily impaired and accordingly an unrealized loss of US$3,605 was recorded in other comprehensive income (loss).

On December 10, 2014, the Group acquired 16% of the share capital of Tospur, a non-listed company, for US$62,257. The investment in Tospur was classified as a cost method investment, as the Group does not have significant influence over Tospur. No impairment on the investment in Tospur was recognized for the year ended December 31, 2015.

On May 29, 2015, the Group acquired an aggregate of 145,376,744 shares of World Union, a PRC listed company, at a total consideration of US$121,394. The investment constituted a 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment, as the Group could not freely sell the shares due to a lock-up provision of 36 months. No impairment on the investment in World Union was recognized for the year ended December 31, 2015.

On October 29, 2015, the Group acquired 11.03% of the share capital of Sindeo, a non-listed company, for US$5,000. The investment in Sindeo was classified as a cost method investment, as the Group does not have significant influence over Sindeo. No impairment on the investment in Sindeo was recognized for the year ended December 31, 2015.

As of December 31, 2015, the Group had acquired a total of 103,935 shares of Yirendai, a New York Stock Exchange (“NYSE”) listed company, for US$995. The investment constituted a 0.18% ownership in Yirendai and was classified as an available-for-sale security. As of December 31, 2015, the market price of Yirendai was US$985 and the unrealized loss of US$10 was recorded in other comprehensive income (loss).

The following is a summary of the available-for-sale securities as of December 31, 2014 and 2015:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2014
- Color Life	13,583	10,508	-	24,091
- Hopefluent	34,944	-	-	34,944

	48,527	10,508	-	59,035

December 31, 2015
- Color Life	13,583	10,120	-	23,703
- Hopefluent	34,944	-	(3,605)	31,339
- Yirendai	995	-	(10)	985

	49,522	10,120	(3,615)	56,027

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6	INVESTMENTS (continued)

As of December 31, 2014 and 2015, the total losses for securities with net losses in accumulated other comprehensive income (loss) were nil and US$3,615, respectively. The following table shows all available-for-sale securities in an unrealized loss position for which an other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	As of December 31, 2015
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Hopefluent	31,339	(3,605)	-	-	31,339	(3,605)
Yirendai	985	(10)	-	-	985	(10)
Total available-for-sale securities	32,324	(3,615)	-	-	32,324	(3,615)

7.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2014	2015
	US$	US$

Accounts receivable	71,088	178,580
Allowance for doubtful accounts	(21,397)	(31,064)

Accounts receivable, net	49,691	147,516

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	12,122	15,019	21,397
Additional provision charged to expenses	13,437	17,377	18,649
Write-offs	(10,953)	(10,933)	(7,209)
Foreign currency translation adjustments	413	(66)	(1,773)

Balance at end of year	15,019	21,397	31,064

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Prepaid expenses	4,800	15,364
Advance to employees	1,121	1,623
Receivable from a broker for exercise of employee stock options	667	237
Rental deposits and others	858	10,273
Interest receivable	20,722	13,168
Rent paid to original lessors for sublease services	-	15,882
Others	1,993	3,718

	30,161	60,265

9.	LOANS RECEIVABLE

Commencing in August 2014, the Group introduced its financial services and launched its financial platform www.txdai.com. The Group provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers and real estate developers (collectively “borrowers”) that meet its credit assessment requirements. The loans to home buyers are originated through the Group’s financial services channel on its website. The Group charges borrowers interest and service fees. Most of the loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. The loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, the Group generally provides loans to real estate developers using an “entrusted loan” structure. Under entrusted loan arrangements with commercial banks, the Group provides loans to real estate developers with funds released by the commercial banks from the Group’s trust accounts at such banks. Commercial banks collect interest and principal payments from the real estate developers on the Group’s behalf and receive service fees. The Group, as opposed to the commercial banks, bears the credit risk of the entrusted loans.

Loans receivable consisted of the following:

	As of December 31,
	2014	2015
	US$	US$
Current
Secured
-Entrusted loans	17,413	924
-Mortgage loans	11,943	16,614
	29,356	17,538
Unsecured loans	50,285	252,510
Less: Allowance for doubtful debts	-	(3,058)

	79,641	266,990

Non-current
Secured
-Mortgage loans	41	1,717
	41	1,717
Unsecured loans	1,968	54,230
Less: Allowance for doubtful debts	-	(598)

	2,009	55,349

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.	LOANS RECEIVABLE (continued)

For the Years Ended December 31,
2015
US$

Movement in allowance for doubtful debts:
Balance at beginning of year	-
Additional provision charged to expenses	3,656
Write-offs	-

Balance at end of year	3,656

As of December 31, 2015, the entrusted loans were secured by collateral that had a market value over the principal and interest receivables of the entrusted loans as of December 31, 2015. As of December 31, 2014, the duration of entrusted loans ranged from six to twelve months and had interest rates ranging from 12% to 20%. The entrusted loans were secured by collateral that had a market value over the principal and interest receivables of the entrusted loans as of December 31, 2014.

As of December 31, 2015, the duration of mortgage loans ranged from one to thirty-six months and had interest rates ranging from 6% to 25.92%. The mortgage loans were secured by collateral that had a market value over the principal and interest receivables of the mortgage loans as of December 31, 2015. As of December 31, 2014, the duration of mortgage loans ranged from one to eighteen months and had interest rates ranging from 6% to 9.6%. The mortgage loans were secured by collateral that had a market value over the principal and interest receivables of the mortgage loans as of December 31, 2014.

As of December 31, 2015, the duration of unsecured loans ranged from one to thirty-six months and had interest rates ranging from 4% to 24%. As of December 31, 2014, the duration of unsecured loans ranged from one to thirty-six months and had interest rates ranging from 4% to 12%.

In accordance with Shanghai Municipal Financial Service Office’s requirement, a micro loan company in the Shanghai province in the PRC is required to accrue a general provision for loan losses at 2.5% of the total loans balance. For the years ended December 31, 2014 and 2015, the Group recognized a general provision of nil and US$3,260, respectively.

The Group also assesses each individual loan receivable for impairment. As part of its impairment assessment, management considers the timeliness of collections to date, changes in the value of collateral provided by the borrowers and expected default rates. As of December 31, 2015, US$3,120 of loans receivable were in default, while US$396 of unsecured loans were recognized as an impairment loss.

The Group enters into arrangements with third-party investors (i.e. “Tianxiajin investors”) through its website, whereby the Group sells its economic benefits in certain mortgage and unsecured loans in exchange for cash. The Tianxiajin investors generally will receive interest at interest rates equal to those charged by the Group. The Group continues to provide (i) limited administrative services in the form of collection and payment services to the borrowers and Tianxiajin investors and (ii) a guarantee to the Tianxiajin investors in the event of default by the borrowers. The nature of these continuing obligations does not constitute control over the transferred mortgage and unsecured loans. As of December 31, 2014 and 2015, US$15,746 and US$36,546 in mortgage and unsecured loan were derecognized in accordance with ASC 860. No gains or losses were recorded on the sales of mortgage and unsecured loans, as the cash proceeds received equaled to the outstanding principal amounts. Commencing in July 2015, borrowers were allowed to directly borrow from investors (“guaranteed loans”). The Group charges a service fee for the provision of a guarantee to the investors in the event of default by the borrowers. In accordance with ASC 460, “Guarantees”, the Group determined that the fair value of the guarantee provided on the transferred mortgage and unsecured loans as well as the guaranteed loans was insignificant as of December 31, 2014 and 2015. The aggregate principal amount of these loans as of December 31, 2014 and 2015 was US$14,798 and US$37,870, respectively, which represented the maximum potential payments under the guarantee.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Buildings	183,754	282,270
Office equipment	20,175	35,751
Motor vehicles	3,305	1,833
Leasehold improvement	7,005	13,445
Land	37,421	37,421

Total	251,660	370,720
Less: Accumulated depreciation	(34,555)	(44,216)

	217,105	326,504

Depreciation expenses were US$9,701, US$11,624 and US$14,668 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group is still in the process of obtaining the property ownership certificates for certain buildings with aggregate net carrying values of US$13,770. As the transfer of ownership of the buildings has been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Group, the Group has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2014 and 2015.

11.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Buildings	85,722	135,299
Land use rights	793	2,416

Total	86,515	137,715

Deposits for buildings represent interest-free non-refundable deposits for the purchases of: (i) an office building in Beijing in the PRC for US$119,918; (ii) two floors of an office building in Chongqing, Sichuan province in the PRC for US$13,978; and (iii) two floors of an office building in Changzhou, Jiangsu province in the PRC for US$1,403.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Rental and other deposits	2,261	2,375
Interest receivable	7,504	-
Unamortized issuance costs for convertible senior notes (Note 16)	5,670	3,283
Rental deposits paid to original lessors for sublease services	-	4,420
Others	1,121	774

	16,556	10,852

13.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Short-term loans	80,750	100,000

Long-term loans	100,000	-

Short-term loans outstanding as of December 31, 2014 and 2015 represent US$ denominated bank borrowings of US$80,750 and US$100,000, respectively, obtained from financial institutions in the United States. These bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$97,988 and US$103,179 as of December 31, 2014 and 2015, respectively. Pledged deposits amounting to US$103,179 (2014: US$97,988) and nil (2014: US$109,495) were classified as “restricted cash, current” and “restricted cash, non-current” on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates of London InterBank Offered Rate (“LIBOR”) plus 1% (2014: LIBOR plus 1.0% to 2.6%). During the year ended December 31, 2015, loans with principal amounts of US$80,750 as of December 31, 2014 were repaid and the related pledged deposits amounting to US$92,336 were released by the respective financial institutions.

The long-term loans as of December 31, 2014 were reclassified to short-term loans as of December 31, 2015 as the maturity period was within one year.

The Group had undrawn lines of credit with various financial institutions of US$59,999 as of December 31, 2014. As of December 31, 2015, the Group’s undrawn lines of credit were insignificant.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2014	2015
	US$	US$

Payroll and welfare benefit	22,404	37,241
Other taxes and surcharges payable	45,705	42,484
Accrued unrecognized tax benefits and related interest and penalties	75,483	104,211
Amounts payable to employees	2,391	3,493
Amounts payable to sales and marketing agents	61,463	82,769
Refundable rental deposits	1,221	5,927
Accrued rental expenses	759	1,118
Amounts due to foremen and suppliers of decoration services	-	23,765
Amounts due to Tianxiajin investors	-	23,985
Down payments collected on behalf of secondary home sellers	-	4,452
Cash incentives payable to home buyers	-	14,594
Others	12,475	17,554

	221,901	361,593

Other taxes and surcharges payable consist of BT, VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

Amounts payable to employees represent cash collections from the designated broker upon the sale of exercised employee options on behalf of the employees.

Amounts due to foremen and suppliers of decoration services consist of service fees to the foremen and decoration materials cost to suppliers. Commencing in 2015, the Group began providing online decoration services through its decoration services channel on its websites.

Down payments collected on behalf of secondary home sellers consist of the down payments received from secondary home buyers which are transferrable to secondary home sellers when the transaction negotiation and documentation are completed. Commencing in January 2015, the Group began to provide real estate brokerage services and acts as an intermediary between sellers and buyers of secondary properties.

Refundable rental deposits were liabilities assumed from the BaoAn Acquisition, representing rental deposits received from the lessees of the BaoAn properties at the time of entering into the lease arrangements for offices and retail space. The rental deposits are refundable at the end of lease terms.

Cash incentives payable to home buyers, are payable when home buyers successfully purchase new properties through the Group’s platform and register on the Group’s website.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.	CUSTOMERS’ REFUNDABLE FEES

A roll-forward of customers’ refundable fees was as follows:

	As of December 31,
	2014	2015
	US$	US$
Balance at beginning of year	53,066	42,392
Cash received from customers during the year	475,590	392,750
Revenue recognized in earnings during the year	(229,985)	(204,282)
Remitted and payable to sales and marketing agents during the year	(98,085)	(95,212)
Refunds paid during the year	(158,022)	(73,526)
Foreign currency translation adjustments	(172)	(3,015)
Balance at end of year	42,392	59,107

16.	CONVERTIBLE SENIOR NOTES

On December 4, 2013, the Company issued US400,000, including an US$50,000 overallotment option (the “Overallotment Option”) which was exercised on January 3, 2014, of convertible senior notes which will mature on December 15, 2018 (collectively the “December 2018 Notes”). The total net proceeds of the December 2018 Notes were US$390,455.

On September 24, 2015, the Company issued (i) 3,418,803 Class A ordinary shares for US$100,000 and (ii) US$100,000 of convertible notes which will mature on September 24, 2022 (the “September 2022 Notes”) to Safari Group. The Safari Group is beneficially owned by the Carlyle Group (“Carlyle”) (72%) and Ateefa Limited, a company owned by Vincent Tianquan Mo (28%). A representative of Carlyle is entitled to hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least 1% of the Company’s total outstanding share capital calculated on a fully-diluted basis. The total net proceeds from the Class A ordinary shares and the September 2022 Notes were US$199,645.

On November 4, 2015, the Company issued (i) an aggregate of 8,436,581 Class A shares for an total consideration of US$246,770 and (ii) US$200,000 of convertible notes which will mature on November 3, 2022 (the “November 2022 Notes”). The total net proceeds from the Class A ordinary shares and the November 2022 Notes were US$446,059.

The December 2018 Notes, the September 2022 Notes and the December 2022 Notes bear interest at the rate of 2.00%, 1.50% and 1.50% per annum, respectively, payable semi-annually. The December 2018 Notes, September 2022 Notes and November 2022 Notes are collectively referred to as the “Notes”.

The Group intends to use the total proceeds of the Notes for general corporate purposes, including development of new products and services, working capital, capital expenditures, business expansion and potential business acquisitions, technologies and/or products.

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

The investors may redeem the Notes at any time in whole or in part at specified conversion prices. Additionally, investors of the December 2018 Notes have the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016. As a result, the December 2018 Notes were reclassified to current as of December 31, 2015.

The issuance costs of US$9,545, US$355 and US$711 of the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, respectively, were capitalized in “other non-current assets” on the consolidated balance sheets and amortized as interest expense using the effective interest rate method through the maturity date of the respective Notes. The effective interest rate was 2.86%, 1.56% and 2.46% for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, respectively. For the years ended December 31, 2013, 2014 and 2015, the Group recognized interest expense related to the Notes of nil, US$8,111 and US$8,904, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	CONVERTIBLE SENIOR NOTES (continued)

Accounting treatments

The Notes were originally recorded as long-term debt. The Group evaluated the embedded conversion features contained in the Notes in accordance with ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 to determine if the conversion options require bifurcation.

The conversion option was not required to be bifurcated because the conversion options of the December 2018 Notes and the September 2022 Notes are indexed to the Company’s ADSs and Class A ordinary shares, respectively, and meet all additional conditions for equity classification. Since the conversion options were not required to be bifurcated, the Group then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the December 2018 Notes and the September 2022 Notes and concluded that there is no BCF because the effective conversion price of the December 2018 Notes and the September 2022 Notes exceeded the fair value of the Company’s ADSs and Class A ordinary shares at their respective commitment dates. For the November 2022 Notes, the Company recognized a BCF of US$12,113 through a credit to additional paid-in capital because the fair value per Class A ordinary share of US$38.00 exceeded the most favorable conversion price of US$35.83 at the commitment date on November 4, 2015. The resulting discount of US$12,113 to the November 2022 Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statements of comprehensive income (loss) over the term of the November 2022 Notes. The accretion charge for the year ended December 31, 2015 was insignificant.

In connection with the make-whole fundamental change provision, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes will be increased if the Holders decide to convert. As (i) the fair value of the ADSs into which the December 2018 Notes is convertible plus the make-whole ADSs and (ii) the fair value of the Class A ordinary shares into which the September 2022 Notes and the November 2022 Notes are convertible plus the make-whole Class A ordinary shares do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the December 2018 Notes and Class A ordinary shares for the September 2022 and the November 2022 Notes, and are required to be bifurcated. The fair values of the make-whole features were insignificant for the years ended December 31, 2013, 2014 and 2015.

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

The Company evaluated the contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date but their values were insignificant for the years ended December 31, 2013, 2014 and 2015. For the embedded contingent interest features not bifurcated from the December 2018 Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2014 and 2015. The Group will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

As of December 31, 2015, aggregate future principal payments for long-term debt, including short-term loans (Note 13) were as follows:

US$

2016	100,000
2017	-
2018	400,000
2019	-
2020 and thereafter	300,000

800,000

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Upon completion of the Company’s initial public offering (“IPO”) in September 2010, the Company’s ordinary shares were converted into 50,767,426 Class A ordinary shares and 25,298,329 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 600,000,000 ordinary shares at a par value of HK$1.00 per share.

Upon completion of the Company’s follow-on offering on September 24, 2015, 3,418,803 Class A ordinary shares were issued by the Company. The proceeds from the follow-on offering amounted to US$100,000 and the issuance costs were insignificant.

Upon completion of the Company’s follow-on offerings on October 30 and November 10, 2015, 8,436,581 Class A ordinary shares were issued by the Company. The proceeds from the follow-on offerings net of issuance costs amounted to US$246,775.

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2013, 2014 and 2015.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. On August 18, 2014 and February 10, 2015, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$82,380 and US$82,751, respectively. As of December 31, 2014 and 2015, all dividends declared had been paid.

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

Restricted net assets (continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$922,793 and US$955,571 as of December 31, 2014 and 2015, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2014 and 2015 and for each of the three years in the period ended December 31, 2015 are disclosed in Note 26.

18.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company and subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2015.

United States of America

Subsidiaries incorporated in the United States of America do not conduct any substantive operations of their own. No provision for United States of America income tax has been made in the financial statements as these subsidiaries have no assessable income for the three years ended December 31, 2015. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2014 and 2015. In 2011, Best Work acquired a property in New York, the United States of America which served as the Group’s global training facility and claimed certain business expense deductions on its United States of America tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the United States of America federal and New York state tax authorities. As of December 31, 2014 and 2015, US$5,059 and US$8,526, respectively, of unrecognized tax benefits had been recognized, which was fully offset by the deferred tax assets arising from net operating losses.

Singapore

A subsidiary was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the years ended December 31, 2014 and 2015.

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

The HNTE certificates for SouFun Network, SouFun Media, Beijing Zhong Zhi Shi Zheng, and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. The Company applied for renewal of the HNTE certificates for these subsidiaries, which would enable them to continue qualifying for the preferential tax rates in years 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and the Company received the renewed HNTE certificates between May and November 2012. Therefore, SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology and Beijing JTX Technology were entitled to the preferential tax rate of 15% for 2012, 2013 and 2014. The Company re-applied for the HNTE status for the abovementioned five subsidiaries andnewly applied for the HNTE status for Hong An Tu Sheng in 2015 and received the new HNTE certificates in November 2015. Therefore, these six subsidiaries can enjoy the preferential tax rate of 15% in years 2015, 2016 and 2017. Although Hong An Tu Sheng obtained the HNTE certificate, it is entitled to the preferential tax rate of 12.5% in 2015 as it had previously obtained the Software Enterprise status, which entitles it to a “two-year exemption, three-year 50% reduction” holiday beginning January 1, 2011.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Group’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to the two-year EIT exemption for years 2013 and 2014 and a reduced EIT rate of 12.5% for years 2015, 2016 and 2017. As a result, current income tax expense of US$5,209 was reversed in the year ended December 31, 2014, due to the cumulative effect of applying the statutory tax rate of 25% during the year ended December 31, 2013.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2015, the Company had not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

Income (loss) before income taxes consisted of:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
PRC	390,488	365,370	(5,008)
Non-PRC	(22,045)	(30,544)	(16,030)

	368,443	334,826	(21,038)

Income tax expenses (benefits) comprised:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Current tax expense	54,299	54,270	26,456
Deferred tax expense (benefit)	15,482	27,339	(32,361)

	69,781	81,609	(5,905)

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Income (loss) before income taxes	368,443	334,826	(21,038)
Income tax at applicable tax rate of 25%	92,111	83,707	(5,260)
Effect of international tax rate differences	1,384	4,208	847
Non-deductible expenses	2,931	5,769	2,145
Effect of tax holidays or preferential tax rates	(45,902)	(54,757)	(5,985)
Effect of tax rate changes	(15,101)	(4,769)	-
Investment basis difference in the PRC Domestic Entities	1,537	3,884	(335)
Withholding tax	28,632	23,164	(30,578)
Research and development super-deduction	(561)	(2,284)	(1,667)
Changes in valuation allowance	4,283	(82)	28,041
Unrecognized tax benefits	(3,120)	393	(8,133)
Changes in interest and penalties on unrecognized tax benefits	2,465	17,808	15,020

	69,781	81,609	(5,905)

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2013	2014	2015
	US$	US$	US$

Balance at beginning of year	15,336	24,756	50,983
Increase relating to prior year tax positions	12,358	26,307	32,227
Increase relating to current year tax positions	-	-	5,124
Decrease relating to reversal of prior years’ tax position	-	-	(14,059)
Decrease relating to expiration of applicable statute of limitations	(3,510)	-	(1,787)
Foreign currency translation adjustments	572	(80)	(2,192)

Balance at end of year	24,756	50,983	70,296

As of December 31, 2014 and 2015, the Group had recorded US$75,483 and US$104,211 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2014 and 2015, unrecognized tax benefits of US$40,631 and US$61,770, respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2013, 2014, and 2015, the Company recognized US$2,465, US$17,808 and US$15,020 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$29,613 and US$42,441 as of December 31, 2014 and 2015, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2011 through 2015, the US subsidiaries’ tax years 2013 through 2015 and the Hong Kong subsidiaries’ tax years 2010 through 2015 remain open to examination by the respective taxing jurisdictions.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

The aggregate amount	(45,902)	(54,757)	(5,985)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
-Basic	0.59	0.67	0.07
-Diluted	0.54	0.59	0.07

The components of deferred taxes were as follows:

	As of December 31,
	2014	2015
	US$	US$

Deferred tax assets, current
Accrued expenses	2,991	-

Total deferred tax assets, current	2,991	-

Deferred tax assets, non-current
Net operating losses	7,109	34,807
Share based compensation	-	4,263
Less: Valuation allowance	(5,539)	(33,580)

Total deferred tax assets, non-current, net	1,570	5,490

Deferred tax liabilities, non-current
Investment basis in the PRC entities	(95,199)	(62,224)
BaoAn Acquisition – Property	(15,827)	(14,407)

Deferred tax liabilities, non-current	(111,026)	(76,631)

As of December 31, 2015, the Company had net operating losses from several of its PRC entities of US$6,711, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2015 will expire in years 2016 to 2020 if not utilized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2014 and 2015, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$59,294 and US$28,716 were provided for the withholding tax of the PRC entities as of December 31, 2014 and 2015, respectively.

In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between years 2013 and 2015. Therefore, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network amounting to US$15,101 were reversed during the year ended December 31, 2013. SouFun Media and SouFun Network have no plans to distribute dividend in 2015 and there is uncertainty whether Bravo Work Investments Limited could continue to enjoy the preferential withholding tax rate of 5% from 2016. As such, withholding tax rate of 10% was applied to calculate the deferred tax liability on the undistributed earnings of SouFun Media and SouFun Network for 2015.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$35,905 and US$33,508 as of December 31, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$100,824 and US$475,620 as of December 31, 2014 and 2015, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$10,082 and US$47,562 as of December 31, 2014 and 2015, respectively.

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

Starting from December 31, 2006, the Company awarded Special Stock Options to its employees and directors. Terms for Special Stock Options are the same as other option grants except the underlying ordinary shares to be received upon exercise of the vested options do not have any entitlement to vote. Every two Special Stock Options is exercisable into one Class A ordinary share. The Special Stock Options have been accounted for as equity awards and measured at the date on which the terms of the grant was communicated to the grantee. These Special Stock Options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service. The contractual life of the Special Stock Option is ten years from the date of grant.

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

2015 Stock incentive plan

On June 4, 2015, the Group’s board of directors and shareholders approved the 2015 Stock Incentive Plan (the “2015 Plan”). Under the 2015 Plan, the Group may issue up to 1.5% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The purpose of the 2015 Plan was to recognize and acknowledge the contributions made to the Group by eligible employees and to promote the success of the Group’s business. The 2015 Plan allows the board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Company’s board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the detail rules.

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

A summary of the equity award activity under the 1999 Plan and 2010 Plan for the year ended December 31, 2015 was stated below:

Options Granted to Employees and Directors	Number of Shares (*)	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2014	6,816,422	8.66	3.64	5.96	US$	192,859
Granted	2,263,092	29.98	6.13
Forfeited	(351,920)	22.49	5.23
Expired	(6,600)	12.21	4.48
Exercised	(516,371)	11.50	4.56
Outstanding, December 31, 2015	8,240,623	13.80	4.21	5.98	US$	190,761
Vested and expected to vest at December 31, 2015	8,240,623	13.80	4.21	5.98	US$	190,761
Exercisable at December 31, 2015	5,715,911	7.98	3.50	4.74	US$	165,607

*	Included both Class A and Class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2015 and the exercise price.

The weighted average grant-date fair value per share of options granted for the year ended December 31, 2015 was US$6.13. No options were granted in the years ended December 31, 2013 and 2014. Total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was US$44,401, US$45,826 and US$12,853, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.	SHARE-BASED PAYMENTS (continued)

As of December 31, 2015, there was US$2,702 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 1.33 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value for stock options granted during the year ended December 31, 2015 under the 2010 Plan was estimated using the Black-Scholes option pricing model. The volatility assumption was estimated based on the price volatility of the shares of the Company and comparable companies in the internet media business. The expected term was estimated based on the resulting output of the Black-Scholes option pricing model. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The dividend yield of 6.45% and 6.67% are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2015.

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
2015

Risk-free interest rate	1.59% to 1.77%
Dividend yield	6.45% and 6.67%
Expected volatility range	41.18% to 51.14%
Weighted average expected life	6.35 years
Estimated forfeiture rate	-
Fair value of ordinary share	US$29.00 to US$30.00

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

Cost of revenues	1,143	782	471
Selling expenses	1,621	1,122	446
General and administrative expenses	4,264	2,778	3,485

	7,028	4,682	4,402

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board (resigned from the board on February 25, 2016) and former chief executive officer

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel ("Guangxi Wharton")	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation, Inc. ("Research Center")	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC ("Upsky Long Island")	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (formerly known as "Crowne Plaza San Francisco-International Airport") ("Upsky San Francisco")	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC ("Upsky Lighthouse")	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December 31, 2013, 2014 and 2015:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

Training service fee incurred:
- Wall Street Global Training Center, Inc.	250	-	-
Office building leased from:
-Vincent Tianquan Mo	175	174	169
Management fee incurred:
-Beihai Silver Beach	537	700	470
Hotel service fee incurred:
- Guangxi Wharton	16	-	-
- Beihai Silver Beach	110	-	-
- Upsky San Francisco	21	7	20
- Upsky Lighthouse	-	-	1
- Upsky Long Island	-	203	116

Training service from Wall Street Global Training Center, Inc.

Wall Street Global Training Center, Inc., a New York, United States of America, not-for-profit corporation, has been providing training services to the Group since 2011. The training fees incurred for the years ended December 31, 2013, 2014 and 2015 were US$250, nil, and nil, respectively.

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, United States of America, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2013, 2014 and 2015.

Office building leased from Vincent Tianquan Mo

The Group entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$175, US$174 and US$169 and the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, respectively.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for the years ended December 31, 2013, 2014 and 2015 were US$537, US$700 and US$470, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the years ended December31, 2013, 2014 and 2015 (continued):

Hotel service fee

For the year ended December 31, 2013, Guangxi Wharton, Upsky San Francisco and Beihai Silver Beach provided hotel accommodation to the Group amounting to US$16, US$21 and US$110, respectively. For the year ended December 31, 2014, Upsky San Francisco and Upsky Long Island provided hotel accommodation to the Group amounting to US$7 and US$203, respectively. For the year ended December 31, 2015, Upsky San Francisco, Upsky Long Island and Upsky Lighthouse provided hotel accommodation to the Group amounting to US$20, US$116 and US$1, respectively.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Group entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name www.youtx.com for five years at nil consideration.

Use of Arden House

For the year ended December 31, 2013, Research Center provided meeting facilities and accommodation at the Arden House, a property located in New York, United States of America, to the Group at nil consideration.

Nanning Xuyin holds shares of Guilin Bank Co., Ltd (“Guilin Bank”)

As of December 31, 2015, Nanning Xuyin, which is 80% owned by Vincent Tianquan Mo, held 73,430,061 shares of Guilin Bank that were pledged by a third-party for its overdue receivables to the Group through an entrustment agreement.

c)	The Group had the following related party balances as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	US$	US$
Amounts due (to) from a related party:
- Beihai Silver Beach	(600)	262

The balances as of December 31, 2014 and 2015 represented outstanding management fees which were unsecured and interest-free.

21.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$14,795, US$19,632 and US$46,861 for the years ended December 31, 2013, 2014 and 2015, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2015, the Group had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2016	99,655
2017	61,733
2018	28,658
2019	6,179
2020 and thereafter	4,187

200,412

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 20. For the years ended December 31, 2013, 2014 and 2015, total rental expenses for all operating leases were US$12,915, US$14,302 and US$33,769, respectively.

Capital commitments

The Group’s capital commitments primarily relate to the purchase of an office building in Beijing, the PRC. The office building will become the Group’s new head office. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to US$126,921 as of December 31, 2015. The purchase is expected to be completed in 2016 and payments will be made in accordance with the purchase agreement.

Income taxes

As of December 31, 2015, the Group had accrued US$70,296 for unrecognized tax benefits (Note 18). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2015, the Group classified the accrual for unrecognized tax benefits as a current liability.

Guarantees

In accordance with ASC 460, the Group determined that the fair value of the guarantees provided on the transferred mortgage and unsecured loans and guaranteed loans (Note 9) was insignificant as of December 31, 2015 because the potential exposure to the Group was minimal, as (i) each transferred mortgage loan and guaranteed loan was guaranteed by the borrower’s assets with a fair value substantially greater than the loan principal amounts, and (ii) each transferred unsecured loan was separately assessed by the Group based on recovery risk and the likelihood of default was considered remote. Additionally, no contingent liability was recorded as of December 31, 2015 as there were no indicators that the borrowers will default in the foreseeable future.

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

Entity-wide disclosures

The Group’s revenues by its four product groups, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group were summarized as follows:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
E-commerce services:
New home	188,102	244,294	318,612
Other product groups	5	50	156,198

Total E-commerce service revenues	188,107	244,344	474,810

Marketing services:
New home	258,479	260,333	219,057
Secondary and rental properties	919	1,093	2,498
Home furnishing and improvement	18,924	33,058	28,307

Total marketing service revenues	278,322	294,484	249,862

Listing services:
Secondary and rental properties	144,963	124,172	83,972
Research	14,178	19,019	21,540
Other product groups	2,406	2,463	2,410

Total listing service revenues	161,547	145,654	107,922

Financial services:
New home	-	2,927	20,156
Other product groups	-	308	9,426

Total financial service revenues	-	3,235	29,582

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for buildings and land with net book values of US$54,432 and US$52,974 as of December 31, 2014 and 2015, respectively, which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2013		2014		2015
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings (Loss) per share - basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-basic	205,561	93,048	178,214	75,003	(10,783)	(4,313)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	53,764,555	24,336,650	57,826,485	24,336,650	60,834,236	24,336,650
Denominator used for basic earnings (loss) per share	53,764,555	24,336,650	57,826,485	24,336,650	60,834,236	24,336,650
Earnings (loss) per share - basic	3.82	3.82	3.08	3.08	(0.18)	(0.18)
Earnings (loss) per share - diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share	205,687	92,922	177,993	75, 224	(10,783)	(4,313)
Effect of convertible senior notes	566	-	11,032	-	-	-
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-diluted after assumed conversion	206,253	92,922	189,025	75, 224	(10,783)	(4,313)

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	EARNINGS (LOSS) PER SHARE (continued)

	For the Years Ended December 31,
	2013		2014		2015
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	92,922	-	75, 224	-	(4,313)	-
Net income (loss) attributable to ordinary shareholders	299,175	92,922	264,249	75, 224	(15,096)	(4,313)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	53,764,555	24,336,650	57,826,486	24,336,650	60,834,236	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-	24,336,650	-
Employee stock options	6,297,183	1,912,500	6,106,284	1,912,500	-	-
Convertible senior notes	204,290	-	3,939,200	-	-	-
Denominator used for diluted earnings (loss) per share	84,602,678	26,249,150	92,208,620	26,249,150	85,170,886	24,336,650
Earnings (loss) per share -diluted	3.54	3.54	2.87	2.87	(0.18)	(0.18)

Effects of convertible senior notes and options to purchase ordinary shares were not included in the calculation of diluted earnings (loss) per share for the year ended December 31, 2015 because the impact of inclusion would be anti-dilutive.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	EARNINGS (LOSS) PER SHARE (continued)

The Overallotment Option (Note 16) was not assumed to be exercised and was not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2013 because the average prices of the convertible senior notes and the ADS obtainable upon conversion was at or below the exercise price of the Overallotment Option.

25.	SUBSEQUENT EVENTS

Agreement to acquire a controlling interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”)

On January 19, 2016, the Group entered into a share subscription and asset purchase agreement with Wanli, a company listed on the Shanghai Stock Exchange (stock code: 600847), and Mr. Xicheng Liu, the ultimate controlling shareholder of Wanli.

The acquisition is subject to the respective internal approvals of the relevant parties and PRC regulatory clearance, including the China Securities Regulatory Commission and other applicable regulatory authorities.

Share Repurchase Program

On February 25, 2016, the Company announced its share repurchase program, pursuant to which the Company may elect to repurchase the issued and outstanding ADS of the Company with an aggregate value of no more than US$200,000 within a period of 12 months.

Stock option grants

On February 6 and February 25, 2016, the Group granted options to acquire a total of 1,366,200 and 24,000 Class A ordinary shares, respectively, to employees, directors and executive officers, at an exercise price of US$27.2 per share (or a total of 6,951,000 ADS at an exercise price of US$5.44 per ADS) under the 2010 Plan and the 2015 Plan. The options are subject to a four year service vesting condition and have a contractual life of ten years.

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2014	2015
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	20,374	427,156
Prepayments and other current assets	714	980
Amounts due from subsidiaries	-	21,743

Total current assets	21,088	449,879

Non-current assets:
Property and equipment, net	-	26
Long-term investments	59,035	46,364
Other non-current assets	6,434	3,182
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	1,079,628	1,044,567

Total non-current assets	1,145,097	1,094,139

Total assets	1,166,185	1,544,018

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	435	2,365
Amounts due to subsidiaries and PRC Domestic Entities	133,141	-
Convertible senior notes	-	400,000

Total current liabilities	133,576	402,365

Non-current liabilities:
Convertible senior notes	400,000	287,887

Total non-current liabilities	400,000	287,887

Total liabilities	533,576	690,252

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,364,924 shares and 70,736,679 shares issued and outstanding as of December 31, 2014 and 2015, respectively	7,495	9,110

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed balance sheets (continued)

	As of December 31,
	2014	2015
	US$	US$

Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2014 and 2015, respectively	3,124	3,124
Additional paid-in capital	101,072	478,391
Accumulated other comprehensive income (loss)	49,566	(10,364)
Retained earnings	471,352	373,505

Total shareholders’ equity	632,609	853,766

Total liabilities and shareholders’ equity	1,166,185	1,544,018

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$

Revenues	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
General and administrative (expenses) income	(460)	(867)	3,023

Operating (loss) income	(460)	(867)	3,023

Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	298,812	270,241	(6,254)
Interest income	-	3,303	260
Interest expenses	(566)	(11,033)	(12,108)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net gain on available-for-sale security of US$821, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively)	821	-	-
Other-than-temporary impairment on available-for-sale securities	-	(8,417)
Foreign exchange gain (loss)	2	(10)	(17)

Income (loss) before income taxes	298,609	253,217	(15,096)

Income tax expenses	-	-	-

Net income (loss)	298,609	253,217	(15,096)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	20,150	(4,323)	(55,928)

Unrealized gain (loss) on available-for-sale securities	78	10,508	(4,002)
Reclassification adjustment for gain included in net income	(821)	-	-

Other comprehensive income (loss), net of tax	19,407	6,185	(59,930)
Comprehensive income (loss)	318,016	259,402	(75,026)

SOUFUN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

26.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2013	2014	2015
	US$	US$	US$

Net cash provided by (used in) operating activities	1,192	914	(4,718)
Net cash provided by (used in) investing activities	1,464	(118,045)	(78,196)
Net cash provided by (used in) financing activities	225,875	(101,442)	489,695
Net increase (decrease) in cash and cash equivalents	228,531	(218,573)	406,782
Cash and cash equivalents at beginning of year	10,416	238,947	20,374
Cash and cash equivalents at end of year	238,947	20,374	427,156

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, PRC Domestic Entities, and PRC Domestic Entities’ subsidiaries” and the subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries’ profit or loss as “Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries” on the condensed statements of comprehensive income (loss). The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

