Form 20-F
period 2016-12-31
Fang Holdings Ltd
filed 2017-05-12
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

COMMISSION FILE NUMBER: 001-34862

Fang Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Block A, No. 20 Guogongzhuang Middle Street

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

Class A ordinary shares, par value HK$1.00 each	64,012,758
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

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

- i -

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report);

•	“2018 Notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

•	“2022 Notes” refers to our $300 million aggregate principal amount of convertible notes due 2022;

•	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its competent local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;

•	“notes” refers to 2018 Notes and 2022 Notes, collectively;

•	“PBOC” refers to People’s Bank of China;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“sq.m.” refers to square meter(s);

•	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America; and

•	“Wanli” refers to Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847).

This annual report includes our audited consolidated statements of comprehensive income for 2014, 2015 and 2016, our audited consolidated balance sheets as of December 31, 2015 and 2016, and our audited consolidated statements of cash flows for 2014, 2015 and 2016. On April 7, 2014, our ADSs ratio changed from one ADS for one Class A ordinary share to five ADSs for each Class A ordinary share. The data throughout this annual report has been revised to reflect the ratio change as if it had occurred prior to the historical periods presented herein.

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

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk factors” beginning on page 6, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for 2014, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015 and 2016, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income data (except for ADS information) for 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except share data and per ADS data)
Consolidated statement of comprehensive income data:
Revenues:
E-commerce services	102,162	188,107	244,344	474,810	577,684
Marketing services	249,861	278,322	294,484	249,862	165,437
Listing services	72,874	161,547	145,654	107,922	118,109
Financial services	—	—	3,235	29,582	29,602
Other value-added services	5,361	9,403	15,165	21,373	25,559
Total revenues	430,258	637,379	702,882	883,549	916,391
Cost of revenue:
Cost of services	(80,863)	(102,488)	(145,739)	(555,389)	(687,184)
Total cost of revenues	(80,863)	(102,488)	(145,739)	(555,389)	(687,184)
Gross profit	349,395	534,891	557,143	328,160	229,207
Operating income (expenses):
Selling expenses	(80,056)	(101,935)	(147,874)	(236,603)	(229,817)
General and administrative expenses	(70,780)	(83,384)	(100,571)	(125,405)	(151,251)
Other income (loss)	—	786	835	(625)	415
Operating income (loss)	198,559	350,358	309,533	(34,473)	(151,446)
Foreign exchange gain (loss)	90	3	(44)	1,464	(1,882)
Interest income	19,406	27,803	43,857	22,221	11,367
Interest expenses	(11,630)	(14,675)	(17,308)	(16,519)	(20,791)
Realized (loss) gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of nil, US$821, nil, nil and US$10,583 for the year ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively)	—	821	—	—	10,583
Government grants	1,298	4,031	7,205	4,936	6,469
Investment income	—	—	—	1,333	3,281
Impairment on investments	(14)	—	(8,417)	—	(2,232)
Gain on bargain purchase	—	102	—	—	—
Income (loss) before income taxes and noncontrolling interests	207,709	368,443	334,826	(21,038)	(144,651)
Income tax (expenses) benefit	(55,905)	(69,781)	(81,609)	5,905	(24,984)
Net income (loss)	151,804	298,662	253,217	(15,133)	(169,635)
Net (loss) income attributable to noncontrolling interests	(6)	53	—	(37)	—
Net income (loss) attributable to Fang Holdings Limited’s shareholders	151,810	298,609	253,217	(15,096)	(169,635)
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	1,378	20,150	(4,323)	(55,928)	(60,732)
Unrealized gain (loss) on available-for-sale securities	743	78	10,508	(4,002)	7,326
Amounts reclassified from accumulated other comprehensive income	—	—	—	—	(10,583)
Loss on intra-entity foreign transactions of long-term-investment nature	—	—	—	—	(6,996)
Reclassification adjustment for loss (gain) included in net income	—	(821)	—	—	—
Other comprehensive income, net of tax	2,121	19,407	6,185	(59,930)	(70,985)
Comprehensive income (loss)	153,925	318,069	259,402	(75,063)	(240,620)
Comprehensive (loss) income attributable to noncontrolling interests	(6)	53	—	(37)	—
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	153,931	318,016	259,402	(75,026)	(240,620)
Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	1.96	3.82	3.08	(0.18)	(1.81)
Diluted(1)	1.85	3.54	2.87	(0.18)	(1.81)
Dividend declared per ordinary share(2)	0.98	0.99	1.00	0.87	—
Earnings (loss) per ADS:
Basic	0.39	0.76	0.62	(0.04)	(0.36)
Diluted(1)	0.37	0.71	0.57	(0.04)	(0.36)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,365,156	78,101,205	82,163,135	85,170,886	93,605,749
Diluted	81,924,565	84,602,678	92,208,620	85,170,886	93,605,749
Weighted average number of outstanding ADS:
Basic	386,825,780	390,506,025	410,815,675	425,854,430	468,028,745
Diluted	409,622,825	423,013,390	461,043,100	425,854,430	468,028,745
Share-based compensation expenses included in:
Cost of revenues	1,162	1,143	782	471	443
Selling expenses	1,626	1,621	1,122	446	512
General and administrative expenses	4,361	4,264	2,779	3,485	5,597

(1) Earnings (loss) per share for Class A and Class B ordinary shares (diluted) and earnings (loss) per ADS (diluted) for each year from 2012 to 2016 have been computed, after considering the potential dilutive effect of the shares underlying employees’ share options and convertible senior notes.

(2) Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents and short-term investments	809,944	880,480	379,457
Total current assets	1,173,457	1,514,738	793,210
Total assets	1,737,805	2,292,042	1,614,813
Long term loans	100,000	—	65,190
Convertible senior notes	393,568	287,887	295,268
Total Fang shareholder’s equity	632,609	853,766	487,130

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of May 5, 2017, the noon buying rate was RMB6.9021 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.8687	6.9132
April	6.8900	6.8876	6.8778	6.8988
May (through May 5, 2017)	6.9021	6.8959	6.8900	6.9021

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

We incurred net loss of US$169.6 million in 2016, primarily due to an increase in our cost of services and operating expenses from the increased headcount during the first three quarters of 2016 to support primarily our e-commerce business while our business was negatively affected by the recent tightening of the PRC government measures regulating the real estate market and did not generate sufficient revenue particularly from our e-commerce business. The e-commerce services we launched since the beginning of 2015, including online real estate brokerage services, online home-decorating services and online sublease services, generally entail higher costs associated with human resources, and therefore may result in lower profit margin compared with our traditional service offerings, which involve primarily online advertising and listing. We intend to adopt a franchise model to support our online brokerage business and take other measures to optimize our cost structure. Our further transformation of the online brokerage business to a franchise model consisting primarily of third-party agencies may result in a decrease in our revenue. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

We face certain risks and challenges in relation to our business transformation.

In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform that spans online information provision, transaction and financial services, and as a result, our e-commerce businesses grew rapidly and were the largest source of our revenues in 2015 and 2016. Our business transformation, however, was negatively affected by the recent tightening of the PRC government measures regulating the real estate market and our online real estate brokerage business began to decline significantly in the fourth quarter of 2016. Our transformation may expose us to a number of risks and challenges, including, among other things:

•	regulatory development affecting the real estate market;

•	our potential inability to obtain necessary licenses or comply with applicable regulations in relation to our new service offerings;

•	availability of qualified staff to support our new service offerings;

•	potential inability to integrate our new services, operations and employees;

•	potential inability to generate sufficient revenues to offset the new costs; and

•	potential loss of or harm to relationships with both employees and customers resulting from our integration of new service and operations.

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

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 72.7%, 57.7% and 47.2% of our total revenues in 2014, 2015 and 2016, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Council announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. In March 2015, the PRC government issued a new policy in March 2015 to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owning the property for two years. Beginning in September 2016, certain cities, such as Beijing and Shanghai, increased the down-payment requirements again and tightened the determination of first home buyers who are often eligible for relaxed regulations. Relevant government authorities have recently also promulgated legislations to ban financings to home buyers for down-payment and ceased granting or renewing real estate broker licenses in certain cities.

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

Our future growth depends on our ability to continue to grow our e-commerce services business.

Revenues from e-commerce services accounted for 34.8%, 53.7% and 63.0% of our total revenues for 2014, 2015 and 2016, respectively, and represented our largest source of revenues since 2015. We generate a majority of our e-commerce services revenues from online real estate brokerage services in 2016. We also offer direct sales services for new homes. We may not be able to attract and retain listings and sufficient home buyers to make our direct sales and online real estate brokerage services successful. We also became subject to government regulation over the contents we publish in connection with our online real estate brokerage services. In March 2017, one of our consolidated controlled entities had its real estate broker license revoked by relevant government authorities due to the publication of certain property development information, which was found by the government authorities to be in violation of relevant rules and regulations. While we do not believe the loss of one real estate broker license had any material adverse effect on our business, we may suffer negative publicity associated with this isolated event. In addition, we offer paid Fang membership services, which primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. Although we generally have been able to maintain contractual arrangements with third-party property developers that provide discounts to our registered members and direct sales properties on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers, the quality of their properties or how they treat our registered members and customers in their transactions with them.

Whether we can continue to grow the business depends on our ability to manage these services effectively. Customer complaints or negative publicity about our e-commerce services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price and direct sales services are offered, increase our penetration of direct home sales and online real estate brokerage services and grow our member and agent base and increase transaction volume, our business and revenue growth prospects could be materially and adversely impacted.

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services represented our second largest source of revenues in 2016, accounting for 41.9%, 28.3% and 18.1% of our revenues in 2014, 2015 and 2016, respectively. In particular, our new home business accounted for 88.4%, 87.7% and 87.4% of our marketing service revenues in 2014, 2015 and 2016, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

•	overall demand from property developers for online advertising;

•	the amount of user traffic on our websites and mobile apps, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

•	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media;

•	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages; and

•	emergence and user acceptance of new marketing channels, including social networking platforms and “We Media.”

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

We derive a significant portion of our revenues from our listing services. In 2014, 2015 and 2016, listing service revenues represented approximately 20.7%, 12.2% and 12.9% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. As we build our own real estate brokerage and home sales services, real estate agents and brokers may view us as competing with them and may reduce their use of our listing services. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2014, 2015 and 2016, we generated revenues of US$364.9 million, US$468.7 million and US$465.6 million from these six urban centers, respectively, representing 51.9%, 53.0% and 51.0% respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

In addition, we have faced and may continue to face strong competition from regionally focused websites and mobile apps providing regional real estate listings together with localized services, as well as other emerging channels, including social network platforms and “We Media.” Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain and enhance brand awareness for our websites and mobile apps could lead to loss of existing customers and qualified personnel.

We believe maintaining and enhancing our brand name as a leading real estate Internet company in China is a critical part of our strategy. In July 2014, we changed the address of our principal website from www.soufun.com to www.fang.com. “Fang” means “home” in Chinese. In conjunction with our change of web address, we also launched our new “Fang Tian Xia” brand (“房天下” in Chinese, which can be approximately translated as “world of homes” in English). In September 2016, we changed our name to Fang Holdings Limited. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. In addition to promoting our websites and brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate research reports, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in market recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.

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

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the General Administration of Press, Publication , Radio, Film and Television (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (1) opposes the fundamental principles of the PRC constitution, (2) compromises state security, divulges state secrets, subverts state power or damages national unity, (3) disseminates rumors, disturbs social order or disrupts social stability, (4) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes, or (5) insults or slanders a third party or infringes upon the lawful right of a third party.

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

If we fail to maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index, Beijing Tuo Shi Hong Ye Technology Development Co., Ltd. (“Beijing Tuo Shi Hong Ye”) and Beijing Gu Tian Xia Information Co., Ltd. (“Beijing Gu Tian Xia”) currently holds an ICP license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Gu Tian Xia currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

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

We intend to grow our business by rolling out our full suite of services, including e-commerce, marketing, listing and financial services to more cities across China. We also plan to expand into new sectors. We intend to adopt an open platform strategy in 2017 by transforming our online real estate brokerage business from a wholly self-owned and -operated model to a model of a mix of franchisees and self-owned agencies. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with or establish or maintain some business relationship with them at commercially reasonable terms. Moreover, due to the breadth and diversity of the PRC real estate market and the PRC microfinance market as well as other industries and sectors we plan to expand into, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

We launched our financial services focusing on the provision of loans to home buyers, real estate developers and other borrowers in 2015. A significant portion of our loan portfolio consists of unsecured loans. As of December 31, 2016, 88.8% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

There are inherent risks associated with our financing business, including credit risk, which refers to the risk that a borrower may default on the repayment of our loan. Our financing business focuses on the provision of financial solutions to individuals for real estate purchases. These borrowers generally have limited financial resources to weather any adverse change in their financial condition, and therefore may expose us to greater credit risk compared to lenders focusing on corporate lending where the borrower has greater financial resources. Conditions such as inflation, economic downturn, local policy changes, and other factors beyond our control may also increase our credit risk more than such events would affect lenders with a more diversified loan portfolio.

In addition, since we provide financial solutions primarily to support real estate purchases, our financing business is indirectly affected by the overall conditions of the real estate market in China. In recent years, the PRC government has adopted policies aimed specifically at controlling growth in the real estate market, and as a result the PRC real estate market experienced a slowdown and real estate development declined in 2014 and again in late 2016. These economic trends may negatively affect the demand for our financial solutions, the value of the borrowers’ real estate assets, including collateral used to secure our loans, and the borrowers’ ability to repay our loans, thereby exposing us to greater credit risk than lenders that have a more diversified loan portfolio.

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

Competition in the real estate service industry in China is intense, especially in major urban centers. Our online real estate brokerage services compete with nationwide real estate brokerage firms and regional competitors in each of the regions where we operate. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, sales network, local expertise and brokerage commission rates. Many of these companies have longer operating history, stronger brand recognition, more extensive sales networks and broader service offerings. Some of them may also have greater financial resources than we do. Competition could force us to reduce commission rates and increase expenses for recruiting and retaining sales professionals.

In addition, some of the real estate brokerage companies that we compete with are also customers of our listing and other services. Customers of our online real estate brokerage business may cease doing business with us and change to other marketing platforms, which would materially and adversely affect our business, our financial condition and results of operations.

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

We have applied to register in China the Chinese and English dual-language “SouFun” trademark as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually, and have successfully registered such trademarks in some industry categories, but our applications for certain other industry categories conflict with existing registrations or applications for similar trademarks by another PRC company in such industry categories, which have resulted in litigations. Nevertheless, in 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Control and Procedures” of this annual report. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial reporting and has concluded that our internal control over financial reporting was effective as of December 31, 2016. A number of our internal control measures were implemented or strengthened recently to improve and address deficiencies in our controls. However, there is no assurance that we will be able to continue to implement effectively these or other new or improved controls or that our management or our independent registered public accounting firm will determine that our disclosure controls and procedures or our internal control over financial reporting will be effective in the future.

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

As of December 31, 2016, we had leased properties in approximately 79 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. We used to operate under a tighter regulatory regime which was restrictive of foreign investment in advertising and Internet content distribution businesses, except for the further lifting up of value-added telecommunication services by foreign enterprises in China (Shanghai) Pilot Free Zone as otherwise provided. Under the current regulatory regime, Internet content distribution is permitted to operators with less than 50.0% foreign investment and advertising is permitted to all qualified operators. We may consider further optimizing our corporate structure in light of the evolving regulatory environment.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China primarily through our wholly-owned PRC subsidiaries and our consolidated controlled entities. Our wholly-owned PRC subsidiaries, our consolidated controlled entities (excluding their subsidiaries) and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution business. As certain agreements with our customers for Internet content distribution were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution to be in violation of applicable PRC laws, rules and regulations.

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

Furthermore, in January 2015, MOFCOM published a draft bill of the Foreign Investment Law (the “Draft FIL”) for public comment, suggesting a possible overhaul of the existing foreign investment laws in China. Among other proposed changes, the Draft FIL seeks to introduce new measures to regulate structure contracts. It is not clear, however, when the Draft FIL will become effective, what approach it will adopt and how it will impact the structure contracts through which we hold the ICP licenses that are critical to our operation.

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

Our wholly-owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the online advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Richard Jiangong Dai (“Mr. Dai”), our former director and former chief executive officer. Mr. Dai is a nephew of Mr. Mo. Both Mr. Mo and Mr. Dai are PRC citizens. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in five wholly-owned subsidiaries of the Fang Subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the current Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if we fail to carry out our business arrangements related to online video broadcasting related business with certain consolidated controlled entities of our company.

Beijing Technology, which holds licenses of online video recording and broadcasting, entered into a cooperation agreement with certain of our wholly-owned subsidiaries, under which Beijing Technology is responsible for the operation of online video broadcasting, while those subsidiaries are responsible for relevant technical support. During its possession of the domain name “fang.com,” Beijing Technology published online videos by embedding videos on webpages or placing video links on “fang.com.” After transferring the domain name “fang.com” to another Fang subsidiary in April 2016, Beijing Technology has ceased to embed videos on “fang.com” and will conduct its online video broadcasting business only by placing video links through “fang.com”.

Although such business cooperation agreement does not violate current PRC laws and regulations regarding online broadcasting and recording, we cannot assure you that due to any change of laws and regulatory policies, the abovementioned business cooperation agreement will not be deemed void, revocable or unenforceable under then applicable PRC laws amended from time to time or by regulatory authorities in the future. Should any of the above occur, the relevant business of the relevant subsidiaries will be impaired, which would have a material adverse effect on our business, financial condition and results of operations.

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

As of March 31, 2017, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 1,543,696 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (2) 2,230,833 Class A ordinary shares and 11,985,145 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (3) 957,264 Class A ordinary shares owned by Safari Group Holdings Limited (“Safari”), (4) 3,005,596 Class A ordinary shares owned by IDG Alternative Global Limited (“IDG Alternative”), and (5) 926,461 Class A ordinary shares owned by Karistone Limited, collectively presenting approximately 36.2% of our outstanding share capital and approximately 78.8% of our voting power under our dual-class ordinary share structure. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. Growth rates in China have lowered in recent years. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to us.

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and as amended in February 2017. In April 2008, the relevant PRC governmental authorities released qualification criteria and application and assessment procedures for “high and new technology enterprises,” which would be entitled to a statutory tax rate of 15.0%. Currently, seven of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

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

On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which will become effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within China. However, such converted RMB capital still cannot be used to repay RMB loans between enterprises under the SAFE Circular 19. However, the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”) implemented in June 2016 by the SAFE removes the prohibition of using the RMB capital converted from foreign currency registered capital to repay RMB loans between enterprises. As SAFE Circular 16 was recently promulgated, it remains unclear how it will be interpreted and implemented.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of such legislation has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet content distribution and advertising businesses as well as of the real estate and microfinancing sectors. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

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

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (“Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an overseas special purpose vehicle (“an Overseas SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing, and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the PRC-resident shareholder of the Overseas SPV, name of the Overseas SPV, term of operation, or any increase or reduction of the registered capital of the Overseas SPV, share transfer or swap, and merger or division. Pursuant to Circular 37, failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas parent. Circular 37 replaced a former SAFE circular commonly referred to as Circular 75 which became effective on November 1, 2005 and the relevant implementation notice. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the SAT, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10.0%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Public Notice 7”). Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10.0% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, which issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB"), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission (the "CSRC"), and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

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

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi had started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the Renminbi. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is therefore difficult to predict how long such depreciation of Renminbi against the U.S. dollar may last and when and how the relationship between the Renminbi and the U.S. dollar may change again. Under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

The market prices of our ADSs and/or notes may be volatile and subject to wide fluctuations. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

•	announcements of competitive developments;

•	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;

•	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other online or offline real estate and home-related services companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	fluctuations in short or long-term interest rates; and

•	sales or perceived sales of additional ordinary shares, ADSs or notes, including under the registration statement we have on file with the SEC to enable certain of our affiliates to sell their shares.

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

Pursuant to the New EIT Law, we and our offshore subsidiaries may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks related to doing business in China—We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.” If we and our offshore subsidiaries are so treated by the PRC tax authorities, we would be obligated to withhold a 10.0% PRC withholding tax for non-resident enterprises or a 20.0% PRC withholding tax for non-resident individuals, or a withholding tax at a reduced rate as provided under the applicable double tax treaty between China and the governments of other jurisdictions on any dividend we pay to you, subject to completion of the record-filing procedures and approval from the relevant tax authorities, pursuant to a Circular No. 124 issued by SAT in August 2009 (“Circular 124”).

On November 1, 2015, Circular 124 was repealed by the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers issued by SAT (“Circular 60”). Circular 60 provides that non-resident taxpayers are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, they may, upon self-assessment that the prescribed criteria are met, submit the relevant statements and materials directly to the competent tax authorities for the tax return filing, which will be subject to post-filing examinations by the relevant tax authorities.

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

We may not have the ability to raise the funds necessary to repurchase the 2022 Notes upon a fundamental change (as defined in the relevant note documents), and our future debt may contain limitations on our ability to repurchase the notes.

Holders of certain of our outstanding notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the relevant note documents) at a repurchase price equal to 100.0% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest under certain circumstances. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor. In addition, our ability to repurchase the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the relevant note documents would constitute a default under such documents. A default under the relevant note documents or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the repayment of any future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

The future sale of substantial amounts of ADSs and/or convertible notes could lower the market price for the ADSs and/or our outstanding notes, as the case may be.

Sales of substantial amounts of ADSs and/or notes that may be converted or exchanged into ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. As of March 31, 2017, we had 88,403,898 ordinary shares outstanding, 9,644,996 ordinary shares reserved for issuance under our outstanding share-based awards and 520,635 ordinary shares reserved for issuance under our employee benefit plans for future share-based awards. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or the trading price of the notes.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2016 and we do not believe that we are likely to become one in our current taxable year or any future tax years. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. federal income taxation” of this annual report.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on June 18, 1999 as Fly High Holdings Limited, under the laws of the British Virgin Islands, and on July 14, 1999, we changed our name to SouFun.com Limited. On June 17, 2004, we changed our corporate domicile to the Cayman Islands, becoming a Cayman Islands exempted company with limited liability. On June 22, 2004, we changed our name to SouFun Holdings Limited. On September 23, 2016, we changed our name to Fang Holdings Limited. Since our inception, we have conducted our operations in China primarily through our PRC subsidiaries and consolidated controlled entities.

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

Our principal executive offices are located Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this annual report. You can obtain the reports we file with the SEC. See “Where you can find more information.”

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2016, according to Analysys, an independent market research institution commissioned by us. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, online real estate brokerage services and financial services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	E-commerce services: Our e-commerce services primarily include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, online home-decorating services and online sublease services in the second quarter of 2015. E-commerce services were our largest source of revenues in 2016.

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2016.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2016.

•	Financial services: We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. We launched financial services in August 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports.

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

In 2014, 2015 and 2016, we had revenues of US$702.9 million, US$883.5 million and US$916.4 million, respectively, representing a compound annual growth rate (“CAGR”) of 14.2%. During the same periods, our net income (loss) attributable to our shareholders was US$253.2 million, (US$15.1million) and (US$169.6 million), respectively.

Our Services

We provide (1) e-commerce services, (2) marketing services, (3) listing services, (4) financial services and (5) other value-added services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps. In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform that spans online information provision, transaction and financial services, and as a result, our e-commerce businesses used to grow rapidly and were the largest source of our revenues in 2015 and 2016.

E-commerce Services

Our e-commerce services, first launched in 2011, include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. Our revenues generated from e-commerce services were US$244.3 million, US$474.8 million and US$577.7 million in 2014, 2015 and 2016, respectively, representing 34.8%, 53.7% and 63.0% of our revenues, respectively.

Fang Membership Services. We provide both free and paid membership services to the registered members of our Fang cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties or pursuant to our refund policy. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2016, we offered paid Fang membership services covering approximately 1,200 property developments in 81 cities in China. Our revenues from Fang membership services totaled US$230.5 million, US$185.1 million and US$114.7 million in 2014, 2015 and 2016, respectively, or 32.8%, 21.0% and 12.5% of our total revenues for the same periods.

Online Real Estate Brokerage Services. We launched our online real estate brokerage services in January 2015, which are currently offered in 28 major urban centers in China, such as Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Chongqing, Wuhan and Nanjing. We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we do not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. We intend to adopt a franchise model to support our online brokerage business and take other measures to optimize our cost structure. We believe this represents a significant cost advantage and allows us to offer competitive commission rates to our customers. Our revenues from online real estate brokerage services totaled US$84.2 million and US$248.9 million in 2015 and 2016, respectively, or 9.5% and 27.2% of our total revenues for the same periods.

Direct Sales Services. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our Fang membership services, potential buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. After they register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using our direct sales services, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction and is refundable pursuant to our refund policy. Our revenues from direct sales services totaled US$13.8 million, US$132.9 million and US$152.1 million in 2014, 2015 and 2016, respectively, or 2.0%, 15.0% and 16.6% of our total revenues for the same periods.

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

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Revenues from marketing services were US$294.5 million, US$249.9 million and US$165.4 million in 2014, 2015 and 2016, respectively, representing 41.9%, 28.3% and 18.1% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services; and

•	home design, decoration and re-modeling companies.

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

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract with payment due on a monthly basis. The second type is a general contract with payment due on either a quarterly or semi-annual basis or with 50% of the contract amount payable within seven days of the execution of the contract and the remainder payable within seven days of the expiration of the contract. Our marketing contracts generally have a one-year term. We also occasionally accept non-monetary payment such as a property unit from our real estate developer customers.

Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile apps. Our revenues from listing services were US$145.7 million, US$107.9 million and US$118.1 million in 2014, 2015 and 2016, respectively, representing 20.7%, 12.2% and 12.9% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 85.7%, 78.7% and 78.0% of our listing service revenues in 2014, 2015 and 2016, respectively. Real estate agents, brokers, managers, developers, owners and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites and mobile apps have access to listing information free of charge.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our listing services was 175,537, 206,791 and 211,280 in 2014, 2015 and 2016, respectively.

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

Special Listing Services. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. Revenues from special listing services were US$20.8 million, US$23.0 million and US$26.4 million in 2014, 2015 and 2016, respectively, representing 14.3%, 21.3% and 22.0% of our listing service revenues in those years, respectively.

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

Financial Services

We introduced our financial services and launched our financing platform through www.fangtx.com in August 2014. Revenues from financial services were US$3.2 million, US$29.6 million and US$29.6 million in 2014, 2015 and 2016, respectively, representing 0.5%, 3.4% and 3.2% of our revenues, respectively. We provide secured loans in the form of entrusted loans and mortgage loans and unsecured loans primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Our loans to home buyers and other borrowers are primarily originated through our online financial service channel on our website. We also promote our financial services to our customers to provide the increased convenience of one-stop real estate brokerage services. Most of our loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. We generally charge borrowers both interest and service fees. With respect to mortgage loans, after disbursement to the borrowers with our own funds, we will seek to sell them to investors on our website. The purchasers generally will receive interest at the same interest rates charged by us but do not receive any service fees from us or the borrowers. As we remain the holder of the security interest in the collateral, we provide a guarantee to the loan purchasers in case of default by the borrowers. We assess each individual loan receivable for impairment on a quarterly basis. As part of our impairment assessment, we consider the timeliness of collection to date, changes in the value of collateral provided by the borrowers and expected default rates. Our loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, we generally provide loans to real estate developers using an “entrusted loan” structure. Under our entrusted loan arrangements with commercial banks, we provide loans to borrowers with funds released by the commercial banks from our trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. We, as opposed to the commercial banks, bear the credit risk of our entrusted loans. See “—Regulation—Regulation on Entrusted Loans.” Starting from 2016, our financial services primarily focus on unsecured loans to individual borrowers. We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin. Our subsidiaries with microfinancing approvals may provide loans directly to corporate borrowers. There are no similar restrictions on loans to individual borrowers.

Other Value-added Services

In addition to e-commerce, marketing, listing and financial services, we also provide other value-added services which primarily include online content subscription and research services. Revenues from other value-added services were US$15.2 million, US$21.4 million and US$25.6 million in 2014, 2015 and 2016, respectively, representing 2.1%, 2.4% and 2.8% of our revenues, respectively. We utilize our extensive PRC real estate database and research capabilities to provide online content relating to the real estate sector through our websites and mobile apps, such as real estate database access, research services, real estate industry and company-specific research reports and home furnishing and improvement-related research. Our customers include PRC real estate enterprises as well as government entities. Our research group, China Index Academy, combines our research department resources with an advisory panel of leading real estate experts and industry professionals. The advisory panel provides strategic research guidance, identifies key issues facing the PRC real estate market and acts as an advisory board to China Index Academy and us. We provide online content subscription services on either a flat-fee subscription basis for database access or a per-project basis for our research services. We charge subscription fees based on the number of databases that the subscriber would like to access.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to Google Analytics, www.fang.com received a monthly average of approximately 100 million unique visitors in the fourth quarter of 2016. In addition, we had approximately 80 million registered members of our www.fang.com website and had about 25 million registered members of our free and paid Fang membership services as of December 31, 2016.

As of December 31, 2016, our www.fang.com website contained contents covering more than 651 cities across China, as well as Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform, and our www.fangtx.com website, our financing platform.

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

Online Residential Communities

We offer online residential community services through our website, www.fang.com. Such online residential community services provide a forum for visitors to share personal views, anecdotes and other information regarding different aspects of the PRC real estate market, specific property developments and residential communities and other subjects. They also provide a platform for conducting real estate and home furnishing and improvement and other home-related transactions online. We believe our electronic bulletin board forums, blogs and other online community-oriented services are valuable means for enhancing loyalty and brand awareness among our users by creating virtual communities sharing a common interest in PRC real estate and home-related topics. In addition to using such forums to increase website traffic, we are also exploring ways to generate new revenue streams from our online forums and community-oriented services.

Our Mobile Apps

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of March 31, 2017, we had 18 iOS- and 18 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China. At the end of 2016, approximately 65.0% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile apps).

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 651 cities across China and have on-the-ground personnel located in approximately 100 offices across China. In addition, we began to offer e-commerce services in 2011, and our Fang membership services had already extended to 81 cities as of December 31, 2016. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality e-commerce, marketing and listing services to customers. The real estate industry is inherently a local industry, and online marketing and online listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our e-commerce, marketing and listing services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sales support and services.

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

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. We organized and hosted, both online and offline, 13 consecutive China Villa Festivals from 2004 to 2016, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. In March 2017, we also hosted our fourteenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past ten years that we held the event.

Portal Collaboration Arrangements

We work with well-known Internet portals to attract additional users to our websites and mobile apps. Our portal collaboration arrangements typically have terms ranging from one to three years, with fees paid to our portal collaboration partners in installments every three months.

We currently have portal collaboration arrangements with some of China’s large Chinese-language portals to generate user traffic to our website.

Advertising and Marketing

We began to conduct general marketing and advertising activities to promote awareness of our new “Fang Tian Xia” and “Fang.com” brands in July 2014. We have also used outdoor advertisements in the Beijing Capital International Airport, bus bulletin boards and subway stations.

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2016, our sales and marketing team consisted of approximately 3,853 persons located in approximately 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

We also have key account sales representatives in Beijing that serve our approximately 171 key account customers, which are identified based on their reputation, the scope of their operations as well as the amount of their contracts with us. We appoint one designated contact person to serve each key account customer. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press release and reports for our key account customers.

Information Technology Systems and Infrastructure

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 13 years.

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

Other existing and potential competitors primarily include:

•	real estate and home furnishing and improvement websites and mobile apps offering listing and marketing services in China including real estate websites and mobile apps sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

•	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

•	websites and mobile apps focused on real estate research services in China; and;

•	online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Leju Holdings Limited, Tencent’s fangqq.com, 58.com, Anjuke.com (acquired by 58.com in March 2015), Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized e-commerce, marketing, listing and other value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 651 urban real estate markets in China as of December 31, 2016, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

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

Our applications for the “SouFun” trademark for certain industry categories in China conflict with existing registrations of or applications for similar trademarks, which have resulted in litigations. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality but ultimately denied our application. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.” In 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

As of December 31, 2016, we held 230 registered copyrights and owned or licensed 357 registered trademarks in China. As of the same date, we had 268 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2016, we owned or licensed 1,082 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com, www.landlist.cn and www.fangtx.com.

As of December 31, 2016, we had four registered patents and three patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the People’s Republic of China.

Facilities

Our principal executive offices are located at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2016, we leased or owned properties with an aggregate gross floor area of approximately 106,904 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a total usable office space of approximately 69,313 sq.m. in Beijing as our headquarters.

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. It is currently under major refurnishment work.

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

We own office space of 46,628 sq.m. and 373 parking spaces in an office building in Chengdu, Sichuan province. We primarily use the property as our local office.

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

In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality but ultimately denied our application. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

In October 2015, a purported securities class action lawsuit was filed in the United States District Court for the Central District of California against our company and two of our officers. The action is titled L&G Rubin Family Trust vs. Soufun Holdings Limited, Vincent Tianquan Mo and Lanying Guan, Case No. 3:2015-cv-08508. The plaintiffs allege that the defendants made false and misleading statements regarding our financial results for the first and second fiscal quarters of 2015, specifically by failing to disclose information concerning alleged “fake contracts” that were allegedly included in our financial results, and assert claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of those persons and entities who purchased or otherwise acquired our ADSs between May 20, 2015 and October 27, 2015, inclusive. On November 4, 2016, the United States District Court for the Central District of California dismissed with prejudice all claims asserted by the lead plaintiffs in the class action lawsuit. No payment or any other consideration was paid by our company or our officers in connection with the lawsuit's dismissal.

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

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet business in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities.

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

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Advertising, Beijing China Index, Beijing Internet and Beijing Yi Ran Ju Ke includes operating an advertising business, which allows them to engage in the advertising business.

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, which required that an Internet content service provider providing online bulletin board service register with, and obtain approval from, local telecommunications authorities. The Administrative Regulations on Internet Electronic Bulletin Board Services was abolished by MIIT on September 23, 2014, and the management of Internet electronic bulletin board services is currently governed by the Telecommunications Regulations, the Internet Information Services Administrative Measures and the Administrative Measures for Telecommunications Business Operating Licenses, which provide that an Internet content provider that intends to provide online bulletin board services shall fulfill the approval formalities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn and Beijing Technology on www.fang.com. On November 11, 2005 and November 6, 2006, respectively, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.fang.com, respectively. Beijing JTX Technology also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

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

According to the Opinions of the Ministry of Housing and Urban-Rural Develpment and other Authorities on Strengthening the Administration Over the Real Estate Agencies to Promote the Healthy Development of the Industry issued by the MOHURD, the MIIT, the SAT, the SAIC, the PRC National Development and Reform Commission, the CSRC and the PBOC on July 29, 2016, real estate service companies, which prepare the housing loan applications on behalf of clients, shall not compel clients to choose financial institutions designated by them, nor shall they associate the loan application services with other services. A real estate service company shall not, by itself or cooperating with other entities, offer illegal financial products and services, or receive any commissions from financial institutions. In addition, financial institutions are strictly prohibited from cooperating with real estate service companies which have not gone through the filing formalities with competent real estate authorities.

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

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Name	Place of Formation	Relationship

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	China	Wholly-owned subsidiary

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	China	Wholly-owned subsidiary

Beijing Fang Tian Xia Decorative Engineering Co., Ltd. (“Beijing Fang Tian Xia Decorative Engineering”)	China	Wholly-owned subsidiary

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	China	Wholly-owned subsidiary

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	China	Wholly-owned subsidiary

Beijing SouFun Network Technology Co., Ltd. (“Soufun Network”)	China	Wholly-owned subsidiary

Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd. (“Beijing Zhong Zhi Zheng”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd. (“Beijing Zhong Zhi Xun Bo”)	China	Wholly-owned subsidiary

Best Work Holdings (New York) LLC	United States	Wholly-owned subsidiary

Chengdu SouFun Fang Tian Xia Real Estate Broking Co., Ltd. (“Chengdu Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	China	Wholly-owned subsidiary

Hangzhou Ji Ju Real Estate Agents Co., Ltd. (“Hangzhou Ji Ju”)	China	Wholly-owned subsidiary

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	China	Wholly-owned subsidiary

Hong Kong Property Network Limited	Hong Kong	Wholly-owned subsidiary

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	China	Wholly-owned subsidiary

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	China	Wholly-owned subsidiary

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	China	Wholly-owned subsidiary

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	China	Wholly-owned subsidiary

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	China	Wholly-owned subsidiary

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	China	Wholly-owned subsidiary

Shenzhen Fang Tian Xia Real Estate Broking Co., Ltd. (“Shenzhen Fang Tian Xia”)	China	Wholly-owned subsidiary

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	China	Wholly-owned subsidiary

Suzhou Cun Fang Real Estate Broking Co., Ltd. (“Suzhou Cun Fang”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	China	Wholly-owned subsidiary

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	China	Wholly-owned subsidiary

Wuhan SouFun Fang Tian Xia Real Estate Broking Co., Ltd. (“Wuhan Fang Tian Xia”)	China	Wholly-owned subsidiary

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	China	Consolidated controlled subsidiary

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	China	Consolidated controlled subsidiary

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	China	Consolidated controlled subsidiary

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	China	Consolidated controlled subsidiary

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	China	Consolidated controlled subsidiary

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Fang Tian Xia Financial Information Service Co., Ltd. (“Fang Tian Xia Financial Information”)	China	Consolidated controlled subsidiary

Hangzhou Nuo Guan Real Estate Broking Co., Ltd. (“Hangzhou Nuo Guan”)	China	Consolidated controlled subsidiary

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	China	Consolidated controlled subsidiary

Shenzhen Yi Ran Ju Ke Real Estate Broking Co., Ltd. (“Shenzhen Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.
(1)	Each of Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel is owned as to 25.0% by Shanghai China Index, one of our consolidated controlled entities.
(2)	Shanghai SouFun Microfinance is owned as to 20.0% by Beijing Technology and as to 10.0% by Beijing JTX Technology, both of which are our consolidated controlled entities.
(3)	Shanghai JBT is owned as to 30.0% by Beijing Jia Tian Xia Advertising Co., Ltd. which is our consolidated controlled entity.

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

A. OPERATING RESULTS

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2016, according to Analysys, an independent market research institution commissioned by us. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Leveraging our Internet platform, we are developing our transaction and financing platforms by offering direct sales services for new homes, online real estate brokerage services and financial services to capture additional growth opportunities in the real estate market. Our service offerings include:

•	E-commerce services: Our e-commerce services primarily include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, and online home-decorating services and online sublease services in the second quarter of 2015. E-commerce services were our largest source of revenues in 2016.

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2016.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were our third largest source of revenues in 2016.

•	Financial services: We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. We launched financial services in August 2014.

•	Other value-added services: We offer subscription-based access to our information database and research reports.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to Google Analytics, in the fourth quarter of 2016, our website, www.fang.com, received a monthly average of approximately 100 million unique visitors and generated a monthly average of approximately 900 million website visits. We currently maintain approximately 100 offices to focus on local market needs.

Our revenues and net loss attributable to our shareholders in 2016 was US$916.4 million and US$169.6 million, respectively. E-commerce, marketing, listing, financial and other value-added services accounted for 63.0%, 18.1%, 12.9%, 3.2% and 2.8%, respectively, of our revenues in 2016.

Starting from 2017, we plan to further transform our online real estate brokerage business from a wholly self-owned and operated platform to a model of a mix of franchisees and self-owned agencies and take other measures to optimize our cost structure.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2015	2016
Average monthly unique visitors (million)*	100.9	102.1
Average monthly mobile unique visitors (million)*	61.9	65.9
Transactions under Fang membership services and direct sales services	311,125	235,799
GMV (U.S. dollars in millions)**	32,603	35,722

*	Source: Google Analytics
**	GMV refers to the value of confirmed transactions generated or facilitated by our services, including (1) the total property price of new homes and secondary properties we sell or facilitate selling in connection with direct sales services and online real estate brokerage services, (2) the total rental fees we pay to landlords and collect from tenants in connection with online sublease services, and (3) the total contract value of home furnishing and improvement transactions in connection with online home-decorating services. We calculate GMV based on quarterly increments.

In evaluating our financial performance, we use non-GAAP net income and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which are not measures calculated in accordance with GAAP and should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures of other companies because other companies may not calculate them in the same manner that we do.

	Year Ended December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Non-GAAP net income/(loss)	284,823	(73,661)	(176,947)
Adjusted EBITDA	333,000	(9,563)	(122,221)

Non-GAAP net income measures GAAP net income, excluding the impact of stock-based compensation expense, realized (gain) loss on available-for-sale securities, impairment on investments and one-off tax impact.

Adjusted EBITDA is defined as non-GAAP net income before income tax, excluding one-off tax impact, interest expenses, interest income, and depreciation. Adjusted EBITDA, while generally a measure of profitability, excludes certain non-cash expenses, interest and other income, income taxes, and certain other items that management believes affect the comparability of operating results.

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

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2014	2015	2016
	(U.S. dollars in thousands)
GAAP net income / (loss)	253,217	(15,133)	(169,635)
Share-based compensation	4,682	4,497	6,552
Impairment on investments	8,417	—	—
Realized (gain) loss on available-for-sale securities	—	—	(10,538)
One-off tax impact(1)	18,507	(61,162)	—
Investment income	—	1,333	(3,281)
Non-GAAP net income / (loss)	284,823	(73,661)	(176,947)

(1)	One-off tax impact recognized in 2015 represents the reversal of deferred tax liabilities in relation to the reversal of withholding tax.

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

	Year Ended December 31,
Reconciliation of non-GAAP net income and adjusted EBITDA	2014	2015	2016
	(U.S. dollars in thousands)
Non-GAAP net income/(loss)	284,823	(77,923)	(176,947)
Add Back
Interest expenses	17,308	16,5189	20,791
Income tax expenses excluding one-off tax impact	63,214	59,519	24,984
Depreciation expenses	11,624	14,668	20,318
Subtract
Interest income	(43,857)	(22,221)	(11,367)
Adjusted EBITDA	333,000	(9,563)	(122,221)

Recent Developments

Termination of Proposed Acquisition of Controlling Stake in Wanli

In January and May 2016, the Fang Subsidiaries entered into a series of transaction documents and supplemental agreements in connection with our proposed acquisition of a controlling stake in Wanli. Under the originally proposed transaction structure, we agreed to subscribe for shares to be newly issued by Wanli in exchange for the transfer of the equity interests in five wholly-owned subsidiaries of the Fang Subsidiaries that operate as our service platforms for online advertising business. Wanli agreed that it would concurrently dispose of all of its existing non-cash assets and liabilities to a PRC entity that is not affiliated with us. Following the consummation of the proposed transactions and the concurrent share placement, the Fang Subsidiaries would collectively hold approximately 70.0% of the share capital of Wanli.

In February 2017, the transacting parties agreed to terminate the foregoing restructuring transactions in light of substantial regulatory uncertainties in China.

Resignation of a Director and Change of Audit Committee Member

On May 1, 2017, Mr. Sol Trujillo was elected to sit on our audit committee following the resignation of our former director, Mr. Shan Li.

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

Market acceptance of our e-commerce services

Real estate related e-commerce services are relatively new and evolving. We began offering Fang membership services in 2011, our direct sales services for new homes in August 2014, online real estate brokerage services in January 2015, and online home-decorating services and online sublease services in the second quarter of 2015. Our revenues from e-commerce services have grown rapidly, totaling US$244.3 million, US$474.8 million and US$577.7 million in 2014, 2015 and 2016, respectively, representing 34.8%, 53.7% and 63.0% of our total revenues for the same periods. Although revenue from our e-commerce services experienced rapid growth in the first half of 2016, it declined significantly in the fourth quarter of 2016 primarily due to unfavorable regulatory development and our inefficient cost structure. We intend to adopt a franchise model to support our online brokerage business and take other measures to optimize our cost structure. Our ability to maintain or increase the number of partner developers or property developments for e-commerce services are offered, grow our customer base and increase transaction volume to a significant extent depends on increased market acceptance of these services.

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

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2016, we had established real estate-related content, search services, marketing and listing coverage of more than 651 cities across China, and our Fang membership services, which were launched in 2011, were offered in 81 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. Starting from 2016, our financial services primarily focus on unsecured loans to individual borrowers. As of December 31, 2016, we had loans receivable with a principal balance of US$58.8 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. Under the current regulatory regime, Internet content distribution is permitted to operators with less than 50.0% foreign investment and advertising is permitted to all qualified operators. We may consider further optimizing our corporate structure in light of the evolving regulatory environment. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, and Mr. Dai, a former director and former chief executive officer, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo and Mr. Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

E-commerce Services

Our e-commerce services, first launched in 2011, include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. Our Fang membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. Beginning in August 2014, we introduced direct sales services for new homes developed by our property developer clients on our marketing platforms, i.e., website and mobile apps. After individuals interested in the properties register with us, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. We charge our developer clients a fee for each property they sell through our direct sales services. In January 2015, we launched online real estate brokerage services. We charge a commission for each completed transaction. We launched our online home-decorating services in the second quarter of 2015, charging our customers a fixed fee based on the square footage of the premises undergoing decoration. We also launched our online sublease services in the second quarter of 2015. We promote and market real properties leased from third parties on our websites and mobile apps, and sublease such properties to our customers for rental fees. Starting from 2017, we plan to further transform from a wholly self-owned and operated platform to a model of a mix of franchisees and self-owned agencies and take other measures to optimize our cost structure.

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

Other value-added services

We also derive revenues from other value-added services, including subscriptions to our information database and research reports.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our e-commerce, marketing, listing, financial and other value-added services. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers and personnel in the brokerage function. E-commerce cost refers to the portion of proceeds to be remitted to real estate brokers under our Fang membership services. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our wholly-owned PRC subsidiaries for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2014, 2015 and 2016, our cost of revenues represented 20.7%, 62.9% and 75.0% of our revenues, respectively. Starting from January 1, 2012, the PRC Ministry of Finance and SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain modern service industries. Effective August 1, 2013, the Pilot Program was expanded across China. With the adoption of the Pilot Program, our revenues are subject to VAT of 6% instead of business tax of 5%. We intend to adopt a franchise model to support our online brokerage business and take other measures to optimize our cost structure.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, costs for promoting our Fang membership services, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our websites and mobile apps. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel.

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

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, noBVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as our Hong Kong-incorporated subsidiaries have no assessable profits for the three years ended December 31, 2016.

United States

Our United States-incorporated subsidiaries do not conduct any substantive operations of their own. No provision for the United States income tax has been made in the financial statements as these subsidiaries had no assessable income for the three years ended December 31, 2016. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2016. In 2011, Best Work acquired a property in New York, the United States and claimed certain business expense deductions on our U.S. tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the U.S. and New York State tax authorities. As of December 31, 2016, US$11.6 million of unrecognized tax benefits had been recognized, which was fully offset by the deferred tax assets arising from net operating losses.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as it had no assessable profits for 2016.

China

In March 2007, a new enterprise income tax law in China was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the SAT issued Circular No. 203 stipulating that entities which qualified for the HNTE status should apply with competent tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to enjoy the preferential tax rate of 15%.

We have renewed and received HNTE certificates for SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology and Beijing JTX Technology in November 2015, which allows these subsidiaries to enjoy the preferential tax rate of 15% for 2015, 2016 and 2017. In November 2015, we also received the HNTE certificate for Beijing Hong An Tu Sheng, which nevertheless enjoyed a reduced EIT rate of 12.5% for 2015 as a holder of the certificate of “Software Enterprise.” Beijing Hong An was entitled to the preferential tax rate of 15% in 2016 and will remain qualified for the same preferential tax rate in 2017. In 2016, Beijing Tuo Shi applied the HNTE status and received the HNTE certificate in December 2016, allowing it to enjoy the preferential tax rate of 15% in 2016, 2017 and 2018.

If any of these seven subsidiaries fails to maintain the HNTE qualification under the New EIT Law and does not qualify for any other preferential tax treatment, they will no longer qualify for the preferential tax rate of 15%, which could have a material adverse effect on our results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned subsidiaries have successfully renewed their HNTE certificates after the previous certificates expired.

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

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2016, we had not accrued for PRC tax on such basis. We will continue to monitor our tax status.

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

E-commerce Services

We began to provide e-commerce services in 2011. Our e-commerce services primarily consist of Fang membership services, beginning in August 2014, direct sales services for new homes, beginning in January 2015, online real estate brokerage services, and beginning in the second quarter of 2015, online home-decorating services and online sublease services.

Fang Membership Services. We enter into arrangements with real estate developers, pursuant to which we charge our customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the fair value of the fees charged by us. The discount is either a fixed amount off or a fixed percentage of the price of the specified property. The fees paid by prospective home buyers are refundable before a purchase of the specified properties is made by the customers or if customers can fulfill certain requirements under our refund policy. We choose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. We recognize revenues when cash consideration of the fee is received and the discount has been applied by the customers to pay for the purchase price of the specified properties net of estimated refunds. Cash received in advance of the purchase of specified properties and provision for refunds are recorded as “customers’ refundable fees.”

In addition, we, real estate developers and marketing agencies entered into tri-party cooperation arrangements for certain Fang membership services. When customers use our Fang membership services to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the Fang membership services is remitted to the marketing agents. We recognized revenues from this type of Fang membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by us as we are an agent in the arrangement. Commencing in 2014, we entered into cooperation arrangements directly with real estate developers for Fang membership services. We either engage third-party real estate agents or places advertisements with marketing agents to promote the real estate projects. We recognized revenues from this type of Fang membership services on a gross basis, representing the proceeds received from the real estate developers, as we are the primary obligor in the arrangement. Payments to third-party real estate agents are recorded as cost of sales, while payments to marketing agents are recorded as selling expenses. The portion to be remitted to third-party real estate agents and marketing agents is recorded as amounts payable to sales and marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets.

Online Real Estate Brokerage Services. We provide online brokerage services for sellers and buyers of secondary properties. Brokerage services may include property listing services, advisory services, transaction negotiation services and administration services. In addition to secondary property sales, we assist property owners and potential tenants with leasing transactions. Commission revenues derived from brokerage services are recognized upon the execution, fulfillment of all performance obligations specified on the tri-party transaction agreement that is entered into between the seller, buyer and us in our capacity as broker, and cash receipt.

Direct Sales Services. We promote property developments of our developer clients primarily through our websites and mobile apps. Potential buyers can register free of charge if they are interested in any real estate properties covered by our direct sales services. After the registration, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that we offer from our partner developers. We charge our developer clients a fee for each property they sold through our direct sales services at a predetermined percentage of the value of the individual transaction. The real estate developers can request for refund only if they can fulfill certain requirements under our refund policy. We choose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by us based on total successful transactions made once confirmation of the sale is received from the real estate developer clients.

Online Home-decorating Services. In the second quarter of 2015, we launched online decoration services, which include interior design, remodeling, renovation, furnishing and other home improvement services. We recognize revenues based on the percentage-of-completion method and measure progress using input measures, i.e., cost-to-cost, in accordance with ASC 605-35, “Revenue Recognition Construction-Type and Production-Type Contracts.” Estimated losses, if any, are recognized during the period in which the loss becomes probable and reasonably estimable.

Online Sublease Services. Commencing in 2015, we began providing sublease service through our rental services channel. We identify suitable properties and initially enter into lease agreements with property owners. The lease agreements allow us to sublease the properties. We have the obligation to make fixed rental payments to the property owner over the non-cancellable lease term regardless whether we subsequently sublease the leased properties. The property owner is not a party to, and therefore not entitled to, any rights or obligations under our sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis as we are the principal to the sublease arrangements, as prescribed by ASC 605, “Revenue Recognition.” The sublease income is recognized on a straight-line basis over the lease term.

Marketing Services

We offer marketing services on our websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. These services are offered primarily to real estate developers and to a lesser extent providers of products and services for home decoration and improvement. Marketing services allow advertisers to place advertisements on specified areas of our websites and mobile apps, in various specified formats and over various periods of time. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The contracts do not contain any specific performance, cancellation, termination or refund provisions.

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

Beginning in 2015, we began to enter into marketing service agreements with certain real estate developers under new payment arrangements, where we may elect to collect the contractually stated marketing service fee in the forms of (i) a designated real estate property, if transferred to us or sold to a third-party buyer designated by us prior to a pre-determined date, which typically falls at the end of the marketing service period, or (ii) cash, if we elect not to take the designated real estate property as settlement consideration by the pre-determined date. We determine the contractually stated marketing service fee under the new payment arrangements with reference to the cash price of the comparable services offered by us under the sole cash payment arrangements. The designated real estate property is typically a specifically identified residential unit within a residential community developed by the real estate developer and its fair value is generally commensurate with the contractually stated marketing service fee as of the date of the marketing service agreement. If we elect a settlement through the sale of the designated real estate property to a third-party buyer, we are entitled to retain the entire sales proceeds. In this scenario, we have the sole discretion in setting the sales price of the designated real estate property sold to the third-party buyer but have no incentive to permit such real estate property to be sold at a price lower than the contractually stated marketing service fee, which serves as a de-facto minimal selling price, as we would instead accept the cash payment of the stated marketing service fee. Prior to the pre-determined date, the real estate developer is obligated not to sell, encumber or otherwise dispose of the designated real estate property without our consent. We initially recognize the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met. We cease to enter these arrangements with real estate developers in 2016.

Instead, we began to provide marketing services whereby the sole consideration for the services is in the form of a specifically identified unit of a development. We account for these arrangements pursuant to ASC 845, “Nonmonetary transactions,” and have determined that the fair value of consideration received, i.e. the specifically identified real estate property, is more readily determinable than the marketing services surrendered. Accordingly, the fair value of property is used for measurement and revenues are recognized ratably over the service period.

Beginning in 2016, we to enter into marketing service agreements with real estate developers where we provide marketing services for a contractually stated service fee, and is entitled to charge each individual buyer a fixed fee agreed upon by the real estate developers for each property sold. The individual buyers, in turn, can enjoy discounted prices for properties that we offer from our developer clients. At the end of the service period, if the aggregate fees collected from the individual buyers is more than contractually stated service fee, we are required to remit the excess to the real estate developer or, if less than that contractually stated service fee, we are entitled to claim the shortfall from the real estate developer. Under these arrangements, we recognize revenues up to the amount of the contractually stated service fee, and any excess or shortfall is recorded as a payable or receivable to the real estate developer, respectively.

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

Financial Services

We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized in financial services using the effective interest rate method. We do not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection.

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

Our business is subject to business taxes, value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations,” all such business taxes, value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income. Business taxes, value-added taxes and related surcharges and cultural construction fees for 2014, 2015 and 2016 were US$44.0 million, US$48.3 million and US$68.0 million, respectively.

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

Funds Receivable

Funds receivable represents cash from Fang membership services due from third-party payment service providers for clearing transactions. We carefully consider and monitor the credit worthiness of the third-party payment service providers used.

An allowance for credit loss is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted. Nil and US$2.3 million allowance for doubtful accounts was provided for the funds receivable, as of December 31, 2015 or 2016, respectively.

Loans Receivable

Loans receivable consists primarily of secured loans in forms of entrusted, mortgage and unsecured loans to borrowers that have passed our credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by us to the borrowers generally range from one to thirty-six months.

An allowance for credit loss is recorded when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. We consider various factors in evaluating loans receivable for possible impairment on an individual basis. These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivables balances. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. We evaluate the remainder of our loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, “Loss Contingencies” and record an allowance for credit loss at the portfolio segment level.

Loan principal and interest receivables are charged-off when the loan principal and interest receivables are deemed to be uncollectible, which is generally identified if any of the following conditions are met : 1) the borrower is dead, missing or incapacitate and there is no legal heir and presentee or the legal heir and presentee refuse to abide the contract; 2) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; 3) outstanding amount following 180 days past due after all collection efforts based on management’s judgment.

Commencing in August 2014, we began to enter into arrangements with third-party investors under which we sell the economic benefits in certain mortgage loans receivable in exchange for cash, which is equivalent to the book value of such loans receivable. Sales of mortgage loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing.” We do not recognize any gain of loss from the sale of mortgage and unsecured loans receivable and derecognize the mortgage loans receivable if (1) the loans have been legally isolated from us, (2) there are no constraints on investors to pledge or exchange the mortgage loans, and (3) we do not maintain effective control over the mortgage loans. We ceased entering into these arrangements with third party investors from June 2016.

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

We account for our investments in accordance with ASC 320, “Investments-Debt and Equity Securities” (“ASC 320”). We classify the investments in debt and equity securities as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income (loss).

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC 320. If we conclude that we do not intend or are not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When we intend to sell an impaired debt security or are more likely than not that we will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

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

In accordance with ASC 325 “Investments-Other,” for investments in an investee over which we do not have significant influence and which do not have readily determinable fair value, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since our investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. We have early adopted the ASU 2015-17 when preparing for the financial statement for the year ended December 31, 2016 on a prospective basis and no retrospective adjustment was made for the consolidated balance sheet as of December 31, 2015.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
E-commerce services	244,344	34.8%	474,810	53.7%	577,684	63.0%
Marketing services	294,484	41.9%	249,862	28.3%	165,437	18.1%
Listing services	145,654	20.7%	107,922	12.2%	118,109	12.9%
Financial services	3,235	0.5%	29,582	3.4%	29,602	3.2%
Other value-added services	15,165	2.1%	21,373	2.4%	25,559	2.8%
Total revenues	702,882	100.0%	883,549	100.0%	916,391	100%
Cost of revenues
Cost of services	(145,739)	(20.7)%	(555,389)	(62.9)%	(687,184)	(75.0)%
Total cost of revenues	(145,739)	(20.7)%	(555,389)	(62.9)%	(687,184)	(75.0)%
Gross profit	557,143	79.3%	328,160	37.1%	229,207	25.0%
Operating income (expenses)
Selling expenses	(147,874)	(21.0)%	(236,603)	(26.8)%	(229,817)	(25.1)%
General and administrative expenses	(100,571)	(14.3)%	(125,405)	(14.2)%	(151,251)	(16.5)%
Other income (loss)	835	0.1%	(625)	(0.1)%	415	0%
Operating income (loss)	309,533	44.0%	(34,473)	(3.9)%	(151,446)	(16.5)%
Foreign exchange gain (loss)	(44)	0%	1,464	0.2%	(1,882)	0%
Interest income	43,857	6.2%	22,221	2.5%	11,367	1.2%
Interest expenses	(17,308)	(2.5)%	(16,519)	(1.9)%	(20,791)	(2.3)%
Realized (loss) gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of nil, US$821, nil, nil and US$10,583 for the year ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively)	—	—	—	—	10,583	1.2%
Government grants	7,205	1.0%	4,936	0.6%	6,469	0.7%
Investment income	—	—	1,333	0.2%	3,281	0.4%
Impairment on investments	(8,417)	(1.2)%	—	—	(2,232)	(0.2)%
Income (loss) before income taxes and noncontrolling interests	334,826	47.6%	(21,038)	(2.4)%	(144,651)	(15.8)%
Income tax (expenses) benefit	(81,609)	(11.6)%	5,905	0.7%	(24,984)	(2.7)%
Net income (loss)	253,217	36.0%	(15,133)	(1.7)%	(169,635)	(18.5)%
Net income (loss) attributable to noncontrolling interests	—	—	(37)	0%	—	—
Net income (loss) attributable to SouFun Holdings Limited’s shareholders	253,217	36.0%	(15,096)	(1.7)%	(169,635)	(18.5)%
Other comprehensive income, before tax
Foreign currency translation adjustments	(4,323)	(0.6)%	(55,928)	(6.3)%	(60,732)	6.7%
Amounts reclassified from accumulated other comprehensive income	—	—	—	—	(10,583)	(1.2)%
Unrealized gain (loss) on available-for-sale securities	10,508	1.5%	(4,002)	(0.5)%	7,326	0.8%
Loss on intra-entity foreign transactions of long-term-investment nature	—	—	—	—	(6,996)	(0.8)%
Reclassification adjustment for loss (gain) included in net income	—	—	—	—	—	—
Other comprehensive income, before tax	6,185	0.9%	(59,930)	(6.8)%	(70,985)	(7.7)%
Income tax expense related to components of other comprehensive income	—	—	—	—	—	—
Other comprehensive income, net of tax	6,185	0.9%	(59,930)	(6.8)%	(70,985)	(7.7)%
Comprehensive income (loss)	259,402	36.9%	(75,063)	(8.5)%	(240,620)	(26.3)%
Comprehensive income (loss) attributable to noncontrolling interests	—	—	(37)	0%	—	—
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	259,402	36.9%	(75,026)	(8.5)%	(240,620)	(26.3)%
Share-based compensation expenses included in:
Cost of revenues	782	0.1%	471	0.1%	443	0.0%
Selling expenses	1,122	0.2%	446	0.1%	512	0.0%
General and administrative expenses	2,778	0.4%	3,485	0.4%	5,597	0.6%

Revenues

Our revenues increased 3.7% and 25.7% year-over-year in 2016 and 2015, respectively. The year-over-year increase in revenues in 2016 was primarily driven by the growth of our e-commerce services during the first three quarters of 2016. The year-over-year increase in revenues in 2015 was primarily driven by the continued growth of our business and, in particular, the expansion of our e-commerce services.

E-commerce Services. Revenues from e-commerce services increased 21.7% year-over-year in 2016, primarily due to the growth of our online real estate brokerage services in the first half of 2016. Revenues from e-commerce services increased significantly year-over-year in 2015, primarily due to the expansion of e-commerce service offerings, including direct sales services for new homes, online real estate brokerage services, and online home-decorating services. Revenues from e-commerce services represented 34.8%, 53.7% and 63.0% of our revenues in 2014, 2015 and 2016, respectively.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues
	(US$ in thousands, except percentage)
New home	244,294	100.0%	318,612	67.1%	265,583	46.0%
Other product groups	50	0.0%	156,199	32.9%	312,101	54.0%
Total e-commerce service revenues	244,344	100.0%	474,810	100.0%	577,684	100.0%

New home business accounted for substantially all of our e-commerce service revenue in 2014, and a substantial portion of our e-commerce service revenue in 2015. Other produce groups accounted for an increasing portion of our e-commerce services revenue in 2016 as a result of the development of the online real estate brokerage services.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites and mobile apps of banners, links, logos and floating signs. Revenues from marketing services decreased 33.8% year-over-year in 2016, primarily due to the declines in the real estate market in China and the increased competition for similar services. Revenues from marketing services decreased 15.2% year-over-year in 2015, primarily due to the declines in the real estate market in China. In 2014, 2015 and 2016, revenues generated from our marketing services represented 41.9%, 28.3% and 18.1% of our revenues, respectively.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	260,333	88.4%	219,057	87.7%	144,631	87.4%
Home furnishing and improvement	33,058	11.2%	28,307	11.3%	19,171	11.6%
Secondary and rental	1,093	0.4%	2,498	1.0%	1,635	1.0%
Total marketing service revenues	294,484	100.0%	249,862	100.0%	165,437	100.0%

New home business accounted for 88.4%, 87.7% and 87.4% of our marketing service revenues in 2014, 2015 and 2016, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

Listing Services. Revenues from our listing services increased 9.4% year-over-year in 2016 and decreased 25.9% year-over-year in 2015, respectively. The increase in 2016 was primarily due to the increase in the number of customers paying for our services and the increase in the fees charged for our services. The decrease in 2015 was due to decreases in the basic listing services. Such decreases were primarily due to discounts we have offered to real estate agency customers since the end of June 2014. In addition, certain real estate agency customers reduced or discontinued their purchase of our listing services as we continued to develop our own real estate brokerage and home sales services in competition with these customers. In 2014, 2015 and 2016, revenues from our listing services represented 20.7%, 12.2% and 12.9% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant revenue source. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes have impacted and may continue to impact our revenues. In addition, our expansion into the online real estate brokerage services has adversely affected and may continue to adversely affect our relationship with customers of our listing services that are real estate brokers, which in turn has adversely affected and may continue to adversely affect our revenues from listing services.

The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	124,172	85.3%	83,972	77.8%	91,742	77.7%
Special listing	21,482	14.7%	23,950	22.2%	26,367	22.3%
Total listing service revenues	145,654	100.0%	107,922	100.0%	118,109	100.0%

The average revenue per paying subscriber was US$711, US$410 and US$567 for 2014, 2015 and 2016, respectively. The increase in the average revenue per paying subscriber was primarily due to the overall growth of the market and our refined product strategies.

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	124,172	85.3%	83,972	77.8%	94,507	80.0%
Research	19,019	13.0%	21,540	20.0%	22,959	19.4%
Other product group	2,463	1.7%	2,410	2.2%	643	0.5%
Total listing service revenues	145,654	100.0%	107,922	100.0%	118,109	100.0%

Secondary and rental properties business accounted for 85.3%, 77.8% and 80.0% of our listing service revenues in 2014, 2015 and 2016, respectively.

Financial Services. Revenues from financial services slightly increased in 2016. In 2014, 2015 and 2016, revenues from financial services represented 0.5% , 3.4% and 3.2% of our revenues, respectively.

Other Value-added Services. Revenues from other value-added services increased 19.6% and 61.3% year-over-year in 2016 and 2015, respectively, primarily due to a rising demand for our database and research services. In 2014, 2015 and 2016, revenues from other value-added services represented 2.1%, 2.4% and 2.8% of our revenues, respectively.

Cost of Revenues

Our cost of revenues consists primarily of staff costs, operating lease costs, decoration costs, sales taxes and commission fees. Our cost of revenues as a percentage of our revenues was 20.7%, 62.9% and 75.0% in 2014, 2015 and 2016, respectively.

Our cost of revenues increased significantly year-over-year in 2016, primarily due to the increased staff costs to US$419.3 million in 2016 from US$312.2 million in 2015 as a result of an increase in staff headcount and compensation bases during the first three quarters of 2016. The increase in headcount was primarily attributable to increases in sales and marketing and editorial and production staff to support our transaction-oriented service platform. The increase in compensation bases was generally consistent with a rise in the general cost of living in China. Beginning in the fourth quarter of 2016, our number of employees decreased significantly as a result of the decline in our e-commerce business due to unfavorable government measures regulating the real estate market and our intent to adopt a franchise model to support our online brokerage business and take other measures to optimize our cost structure

Our cost of revenues increased significantly year-over-year in 2015, primarily due to (1) increased staff costs to US$312.1 million in 2015 from US$45.8 million in 2014, due to an increase in staff headcount and compensation bases, (2) increased materials and third-party contractor costs to US$52.2 million in 2015 from nil in 2014, due to the provision of decoration services, and (3) increased commission fees to US$70.5 million in 2015 from US$27.4 million in 2014, as a result of increasing commissions to marketing agents for purposes of promoting Fang membership cards.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased 30.2% and 41.1% year-over-year in 2016 and 2015, respectively. Our gross margin was 79.3%, 37.1% and 25.0% in 2014, 2015 and 2016, respectively.

Operating Expenses

Our operating expenses increased 5.3% and 45.7% year-over-year in 2016 and 2015, respectively. The increase in our operating expenses was attributable to the increase in our general and administrative expenses. In 2014, 2015 and 2016, our operating expenses represented 35.3%, 41.0% and 41.6% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	147,874	59.5%	236,603	65.4%	229,817	60.3%
General and administrative expenses	100,571	40.5%	125,405	34.6%	151,251	39.7%
Total	248,445	100.0%	362,008	100.0%	381,068	100.0%

Selling Expenses. Our selling expenses decreased 2.9% year-over-year in 2016 and increased 60.0% in 2015. The decrease in 2016 was primarily due to the decrease of staff cost. In particular, our expenses paid to our marketing agents and rebates paid to real estate buyers that made purchases through our services increased from US$77.0 million to US$93.6 million year-over-year in 2016, primarily due to the expansion of Fang membership and direct sale services. Advertising and promotional expenses increased from US$45.2 million to US$61.9 million year-over-year in 2016, primarily due to promotions for our Fang membership card services, our website, new domain name and the Fang mobile applications. Staff costs decreased from US$80.2 million to US$50.2 million year-over-year in 2016, primarily due to the decrease of commission fees paid to our sales personnel. The increase in 2015 was primarily due to enhanced promotional efforts for our Fang membership card services, our website, new domain name and the Fang mobile applications. In particular, our expenses paid to our marketing agents and rebates paid to real estate buyers that made purchases through our services increased from US$21.0 million to US$77.0 million year-over-year in 2015, primarily due to our business expansion. Advertising and promotional expenses slightly decreased from US$46.6 million to US$45.2 million year-over-year in 2015. Staff costs increased from US$61.4 million to US$80.2 million year-over-year in 2015, primarily due to the hiring of additional sales and marketing personnel to promote our online real estate brokerage service for secondary and rental properties.

General and Administrative Expenses. Our general and administrative expenses increased 20.6% and 24.7% year-over-year in 2016 and 2015, respectively. The increases in general and administrative expenses were primarily due to the increase in staff cost. Staff costs increased 6.5% to US$76.8 million in 2016 from US$72.1 million in 2015.

Other Income (Loss). Other income in 2016 consisted of other operating revenue, management fee and related revenue and expense for the hotel and office leasing business. Other loss in 2015 consisted of other revenue of US$0.7 million and other expenses of US$1.3 million of our subsidiaries that operate the hotel and office leasing businesses.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased significantly year-over-year in 2016 and 2015. Our operating margin was 44.0%, (3.9)% and (16.5)% in 2014, 2015 and 2016, respectively.

Interest Income

Our interest income, consisting primarily of interest income from cash and restricted cash as well as short-term investments, decreased 48.8% year-over-year in 2016, primarily due to a decrease in our restricted cash and short-term investments. Our interest income decreased 49.3% year-over-year in 2015, primarily due to a decrease in our restricted cash and short-term investments.

Interest Expenses

Our interest expenses, consisting primarily of interest incurred as a result of our bank borrowings and convertible notes, increased 25.9% year-over-year in 2016, primarily due to an increase in short-term and long-term borrowings. Our interest expenses decreased 4.6% year-over-year in 2015, primarily due to our repayment of existing borrowings and lower interest rates on our new borrowings.

Government Grants

Our government grants, which consisted of refunds on business taxes and VAT, totaled US$7.2 million, US$4.9 million and US$6.5 million in 2014, 2015 and 2016, respectively.

Investment Income

Our investment income, which consisted of dividends from the respective long-term investments in companies including Color Life and Hopefluent, totaled nil, US$1.3 million and US$3.3 million in 2014, 2015 and 2016, respectively.

Impairment on Investments

We had US$8.4 million, nil and US$2.2 million impairment on investments in 2014, 2015 and 2016, respectively. The impairment resulted from a decrease in the trading price of Hopefluent, of which company we hold 17.26% outstanding shares.

Income Tax (Expenses) Benefit

We had US$25.0 million income tax expenses in 2016, primarily due to no reversal or accrual of withholding tax for the amount of future distributed earnings in 2016, compared to an income tax benefit of US$5.9 million in 2015 and income tax expenses of US$81.6 million in 2014. Our effective tax rate was 24.4%, 28.1% and 17.3% in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, we recorded changes in valuation allowances of (US$0.1 million), US$28.0 million and US$30.9 million, respectively, primarily attributable to operating losses arising from entities operating online real estate brokerage service and not anticipating sufficient taxable income in foreseeable future.

B. Liquidity and Capital Resources

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings and equity financings. As of December 31, 2016, we had US$336.5 million in cash and cash equivalents, which primarily consisted of cash and bank deposits, US$211.1 million in restricted cash and US$42.9 million in short-term investments with maturity dates greater than three months but less than one year, compared to US$817.9 million, US$103.2 million and US$62.6 million as of December 31, 2015, respectively. Of our cash and cash equivalents as of December 31, 2016, US$299.9 million was held inside the PRC and US$36.6 million was held outside of the PRC. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2014, 2015 and 2016, we had short-term investments of US$455.2 million, US$62.6 million and US$42.9 million, respectively.

As of December 31, 2016, we had U.S. dollar-denominated short-term borrowings of US$190.0 million obtained from financial institutions in the United States. These bank borrowings are secured by bank deposits of approximately US$210.0 million, placed with financial institutions in China. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2016, we had US$65.2 million U.S. dollar-denominated long-term borrowings. We reclassified the US$22.7 million long-term borrowings as of December 31, 2015 into short-term borrowings as of December 31, 2016, of which US$13.4 million was due to the failure of two entities to meet certain loan covenants set in the loan agreements, and US$9.3 million was due to the maturity period of such borrowings was within one year.

These bank borrowings, which initially totaled US$277.9 million, were incurred to satisfy the operating needs of our company and our offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments, and other operational expenses.

Use of Proceeds	Amount
(US$ in thousands)
Payment of dividends	0
Acquisition of building	87,924
Other (interest expenses and taxes)	190,000
Total	277,924

In December 2013 and January 2014, we sold an aggregate principal amount of US$350 million and US$50 million, respectively, of convertible senior notes due 2018 (the “2018 Notes”). The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the 2018 Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the 2018 Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the 2018 Notes. On November 15, 2016, our company delivered a notice of repurchase right at the option of the holder to the holders of the 2018 Notes. Upon completion of the repurchase on December 15, 2016, an aggregate principal amount of US$394.3 million of the notes was tendered for repurchase, representing approximately 98.6% of the outstanding principal amount of the 2018 Notes prior to such repurchase.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	214,459	(165,310)	131,240
Net cash (used in)generated from investing activities	(631,131)	58,562	(127,946)
Net cash generated from financing activities	192,065	587,471	(465,615)
Net increase (decrease) in cash and cash equivalents	(226,250)	463,161	(481,393)
Cash and cash equivalents at beginning of year	581,010	354,760	817,921
Cash and cash equivalents at end of year	354,760	817,921	336,528

Net Cash Generated from (Used in) Operating Activities

We had net cash generated from operating activities of US$131.2 million in 2016, which was primarily attributable to a decrease in loans of US$251.0 million provided to property buyers, real estate developers and other borrowers primarily as a result of bank loans deposited at relevant banks to secure our loans, partially offset by (1) our net loss of US$169.6 million, (2) a decrease in customers’ refundable fees of US$27.6 million and (3) a decrease in accrued expenses and other liabilities of US$17.6 million.

We had net cash used in operating activities of US$165.3 million in 2015, which was primarily attributable to (1) our net loss of US$15.1 million during this period, (2) an increase in loans of US$245.4 million provided to property buyers, real estate developers and other borrowers as we grew our financial services, (3) an increase in account receivables of US$118.8 million due to our business expansion, and (4) an increase in prepayments and other current assets of US$35.3 million. This was partially offset by (1) an increase in accrued expenses and other payables of US$106.4 million, (2) US$36.7 million in commitment deposits paid to real estate developers, and (3) an increase in deferred revenue of US$33.1 million.

We had net cash generated from operating activities of US$214.5 million in 2014, which was primarily attributable to (1) our net income of US$253.2 million during this period, (2) an increase of US$50.1 million in accrued expenses and other liabilities primarily attributable to an increase in accrued unrecognized tax benefits and an increase in the portion of proceeds to be remitted to marketing agents under Fang Membership services, and (3) an increase of US$8.8 million in prepayments and other current assets. This was partially offset by (1) an increase of US$81.6 million in loans provided to developers, home buyers and other borrowers as part of our financial services, (2) US$47.3 million in commitment deposits paid to real estate developers, (3) an increase of US$25.2 million in funds receivable, and (4) an increase of US$22.7 million in our accounts receivable due to the expansion of our business operations.

Net Cash (Used in) Generated from Investing Activities

Our net cash used in investing activities was US$127.9 million in 2016, primarily attributable to (1) deposits for non-current assets of US$128.6 million, (2) acquisition of fixed-rate time deposits of US$73.8 million and (3) acquisition of property and equipment of US$24.6 million, partially offset by (1) proceeds from maturity of fixed-rate time deposits of US$90.0 million and (2) proceeds from disposal of an available-for-sale security of US$13.1 million.

Our net cash generated from investing activities was US$58.6 million in 2015, primarily attributable to the proceeds from maturity of fixed-rate time deposits of US$507.0 million. These amounts were partially offset by (1) deposits for non-current assets of US$146.7 million, (2) purchase of fixed-rate time deposits of US$129.8 million, and (3) long-term investments in companies including World Union, Yirendai and Sindeo of US$127.4 million in total.

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

Net Cash Generated from Financing Activities

Our net cash used in financing activities was US$465.6 million in 2016, primarily due to (1) repurchase of US$394.3 million 2018 Notes, (2) repurchase of US$136.6 million ordinary shares, (3) repayment of US$182.4 million short-term loans and (4) a US$118.3 million decrease in restricted cash, partially offset by (1) proceeds of US$296.6 million from short-term loans and (2) proceeds of US$67.7 million from long-term loans.

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

Our net cash generated from financing activities was US$192.1 million in 2014, primarily due to (1) a decrease in restricted cash pledged security for bank borrowings of US$303.8 million, (2) net proceeds from the issuance of convertible senior notes of US$48.9 million in January 2014, and (3) proceeds of US$12.5 million from the exercise of share options. These amounts were partially offset by repayment of short-term bank borrowings of US$90.0 million and dividend payments to our shareholders of US$82.4 million.

Capital Expenditures

Our capital expenditures were US$8.0 million, US$137.6 million and US$104.6 million in 2014, 2015 and 2016, respectively. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.4% and 2.1% in 2014, 2015 and 2016, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2014, 2015 and 2016, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$31.9 million, US$40.4 million and US$45.8 million, representing 4.5%, 4.6% and 5.0% of our total revenues for the same periods.

D. Trend Information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

We do not currently have any material outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment due by period*
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	295,268	—	5,700	—	289,568
Operating lease commitments	117,653	70,851	42,355	4,420	27
Loan principal and interest expense obligation	277,925	212,734	14,901	14,901	35,389

*	Our estimated liability for unrecognized tax benefits are included in accrued expenses and other liabilities. As of December 31, 2016, we had gross accrued unrecognized tax benefits and related interest and penalties of $128.9 million. As we are currently unable to make a reasonably reliable estimate of the possible change and the timing of payments in individual years in connection with these tax liabilities, such amounts were not included in the contractual obligation table.

Our 2018 Notes will mature in December 2018, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015), which is equivalent to a conversion price of approximately US$19.62 per ADS. The conversion rate is subject to certain corporate events. The interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. Each holder of the 2018 Notes has the right to require us to repurchase for cash all or part of that holder’s 2018 Notes on December 15, 2016, at a repurchase price equal to 100.0% of the principal amount of the 2018 Notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date. On November 15, 2016, our company delivered a notice of repurchase right at the option of the holder to the holders of the 2018 Notes. Upon completion of the repurchase on December 15, 2016, an aggregate principal amount of US$394.3 million of the notes was tendered for repurchase, representing approximately 98.6% of the outstanding principal amount of the 2018 Notes prior to such repurchase.

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

Our payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Our lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 20 to our consolidated financial statements included elsewhere in this annual report. For 2014, 2015 and 2016, total rental expenses for all operating leases were US$14.3 million, US$33.8 million and US$66.3 million, respectively.

Our sublease rental income for 2016 was US$31.9 million. Future minimum sublease receipts payments expected to be received under non-cancellable sublease agreements as of December 31, 2016 was US$36.1 million.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$190.0 million obtained from financial institutions in the United States. These bank borrowings are secured by bank deposits of approximately US$209.6 million, placed with financial institutions in China. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

Our capital commitments relate primarily to the purchase of an office building in Beijing, which is used as our new headquarters establishment.

G. Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2012	2013	2014	2015	2016
Ratio of earnings to fixed charges(1)(2)	13.9	20.4	16.2	—	—

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and one-third of our rental expenses relating to operating leases, which we deem representative of an interest factor.
(2)	In 2015 and 2016, we incurred losses from operation, and as a result, our earnings were insufficient to cover our fixed charges.

H. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China

Name	Age	Position
Vincent Tianquan Mo	52	Executive chairman of the board of directors, chief executive officer
Quan Zhou	59	Director
Qian Zhao	48	Independent director
Sam Hanhui Sun	44	Independent director
Sol Trujillo	65	Independent director
Zhizhi Gong	37	Director
Frank Hua Lei	37	Chief financial officer
Jian Liu	40	President
Zhihong Zhang	46	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999 and as our chief executive officer since August 2014. Prior to founding our company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones &Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Hopefluent Group Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Dai, who is a director of our company (until February 2016 when he resigned) and our former president and chief executive officer.

Quan Zhou has served as a director of our company since 2000. Mr. Zhou has been a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds for over 15 years. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I, IDG-Accel China Capital Fund I and their respective successor funds since 2005. He is also currently acting as a director of the general partner of IDG China Venture Capital IV L.P. and IDG China Capital Fund III L.P. He is serving as the president and a director of IDG VC Management Ltd. He currently serves on the boards of a number of private companies, including Superdata Technology (Asia) Limited, OriGene Technologies Inc., COFCO Womai Limited, Shanghai Hua Mei Medical Investment Management Limited, Circle Internet Financial Limited, Yirendai Ltd., a New York Stock Exchange-listed company, CosmoChina International Inc., Xunlei Limited, a company listed on NASDAQ, CASI Pharmaceuticals, Inc., a company listed on NASDAQ, Yesky.com Inc., CreditEase Holdings (Cayman) Limited, MEMSIC Inc., Jupiter Inc., Wusong Technology Limited, Nanyang Green Silicon Co., Ltd., and Luck Alliance Limited. He was the president of IDG Technology Venture Investment, Inc. from mid 1990s until 2012. Mr. Zhou holds a bachelor’s degree in chemistry from the China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences, and a Ph.D degree in fiber optics from Rutgers University.

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

Sol Trujillo has served as an independent director of our company since August 2014. Mr. Trujillo is an international business executive with three decades’ experience as the chief executive officer of large market cap global companies in the United States, the European Union and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. He is currently the principal of Trujillo Group LLC. He previously served as the chairman, president and chief executive officer of Graviton, Inc. from 2001 to 2003. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the European Union and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the United States, European Union and China –including Western Union and WPP plc in the US and in Europe, both are NASDAQ listed companies, and Silk Road Technologies in China, where he is board chairman. In the public sector, Mr. Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs. Mr. Trujillo earned his B.S. in Business and an MBA in Finance from the University of Wyoming.

Zhizhi Gong has served as a director of our company since May 2016. Ms. Gong is a managing director of the Carlyle Group where she focuses on Asia private equity investment and buyout opportunities. She joined the Carlyle Group in 2010 and is based in Beijing. Ms. Gong also serves as chairwoman of the supervisory board of Focus Media Information Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange. In 2015, Ms. Gong was also a member of the board of directors of Natural Beauty BioTechnology Limited, a company listed on the Hong Kong Stock Exchange. Prior to joining the Carlyle Group, Ms. Gong was a principal at Apax Partners, where she was a founding member of the Greater China team. Prior to that, Ms. Gong worked at the investment banking department at China International Capital Corporate Limited. Ms. Gong received her M.B.A. from Harvard Business School and B.A. in economics from Peking University.

Frank Hua Lei has been the acting chief financial officer of our company since September 22, 2016 and was appointed as our chief financial officer on November 1, 2016. He joined us in 2009 and has accumulated extensive experience across multiple functions in our company. Prior to the recent appointments, Mr. Lei had been the managing director of our company's investment management division and the deputy chief financial officer in 2015 and 2014, respectively. Mr. Lei holds a Ph.D. in finance from University of the West of England in the United Kingdom, a Master degree in banking and finance from Loughborough University in the United Kingdom and a Bachelor degree in economics from Beijing Forestry University in China.

Jian Liu joined us in April 2000 and was appointed from our chief operations officer to our president on July 1, 2016. Mr. Liu is in charge of overseeing the operations and management of our business operations. Mr. Liu was also our first chief information officer. Prior to joining us, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

Zhihong Zhang was appointed as our chief operations officer on July 12, 2016. Ms. Zhang served as senior vice president of our company from April 2016 to July 2016 and was in charge of the financial and operation optimization. Prior to that, she served as the financial director, vice president of the resale group and vice president of the sales department of our company. She holds an MBA degree from China Foreign Economic and Trade University.

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

In 2016, we paid aggregate cash compensation of approximately US$913,165 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the 1999 Stock Incentive Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our company. As of December 31, 2016, options to purchase 2,735,520 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

As of March 31, 2017, we had awarded options to purchase 6,719,239 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$30.00.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of March 31, 2017, there were outstanding options to purchase 4,454,496 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 618,607 ordinary shares were exercisable.

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

As of March 31, 2017, we had awarded options to purchase 1,390,200 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share of US$5.44.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of March 31, 2017, there were outstanding options to purchase 2,463,100 of our ordinary shares under the 2015 Stock Incentive Plan, of which none was exercisable.

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

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2026
	112,500	—	5.00	December 31, 2007	December 30, 2017
	112,500	—	5.00	December 31, 2008	December 30, 2018
	112,500	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
	80,000	—	14.65	December 1, 2016	December 1, 2026
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2026
	112,500	—	5.00	December 31, 2007	December 30, 2017
	112,500	—	5.00	December 31, 2008	December 30, 2018
	112,500	—	5.00	December 31, 2009	December 30, 2019
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
	80,000	—	14.65	December 1, 2016	December 1, 2026
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2021
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Qian Zhao	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sam Hanhui Sun	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sol Trujillo	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Zhizhi Gong	*	—	27.2	February 25, 2016	February 24, 2026
Jian Liu	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Frank Hua Lei	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.8	July 26, 2012	July 25, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	14.65	December 1, 2016	December 1, 2026
Zhihong Zhang	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	14.65	December 1, 2016	December 1, 2026

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

C. Board Practices

Board of Directors

Our board of directors currently consists of six members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Board Committees

Audit Committee. Our audit committee consists of Sam Hanhui Sun, who chairs our audit committee, Qian Zhao and Sol Trujillo. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

Our audit committee is responsible for, among other things:

•	Appointing, retaining, terminating, overseeing and determining compensation of the independent auditor. The independent auditor shall report directly to the Committee. The Committee has have the sole authority to approve the hiring and discharging of the independent auditors, all engagement fees and terms thereof and, to the extent permissible under applicable regulatory guidelines, all non-audit engagements of the independent auditors.

•	Reviewing the scope and results of the annual audit with the independent auditor.

•	Reviewing and discussing, with the internal auditors or the person(s) in the financial department acting as internal auditor(s), the overall scope and plans for their audits and determine whether the internal audit function has the appropriate resources and expertise.

•	Reviewing and discussing with management and the independent auditors, the adequacy and effectiveness of our disclosure controls, internal accounting and financial controls, the quality of the financial and accounting personnel, and any relevant recommendations.

•	Discussing our guidelines and policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to us, and reviewing major legislative, regulatory and accounting developments which could materially impact our contingent liabilities and risks.

•	Reviewing and discussing with management and the independent auditors the annual audited financial statements and unaudited quarterly financial statements and proposed filings with the SEC, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and among others, discussing the following matter with the independent accountants: (1) the quality as well as acceptability of the accounting principles applied in the financial statements, (2) new or changed regulatory or accounting policies (including an analysis of the effect of alternative GAAP methods); off-balance sheet structures; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items, and (3) financial statement presentations.

•	Reviewing the reports prepared by management and by our independent auditors, assessing the adequacy and effectiveness of our internal controls and procedures, prior to the inclusion of such reports in our periodic filings as required under SEC rules. The Committee reviews disclosures regarding our internal controls that are required to be included in SEC reports.

•	Reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of our system of disclosure controls and procedures, including by meeting periodically with our management, independent auditors and legal counsel to review their assessment of such disclosure controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in our periodic filings.

•	Recommending to our board of directors whether the audited financial statements are satisfactory to be included in our annual or other reports to the SEC.

•	At least annually, reviewing any management letters or internal control reports prepared by the independent auditors or our internal auditors and responses to prior management letters, and reviewing with the independent auditors our internal quality control and financial controls, including the budget, staffing and responsibilities of our financial and accounting staff.

•	Reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the type and presentation of information to be included in earnings press releases.

•	Periodically meeting in separate sessions with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors.

•	Reviewing with the independent auditor any audit problems or difficulties the independent auditor encountered in the course of audit work (e.g., restrictions on the scope of the independent auditor’s activities or access to requested information and any significant disagreements with management) and the management’s response. The audit committee shall also be responsible for the resolution of disagreements between management and the independent auditors regarding financial reporting.

•	Setting clear hiring policies for employees or former employees of the independent auditors.

•	Reviewing and approving or prohibiting all proposed related-party transactions in accordance with our related party transaction policy and procedures.

•	Monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

•	Establishing procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review periodically with management and our internal accounting department these procedures and any significant complaints received.

•	Pre-approving all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The audit committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to us, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the audit committee, provided that any pre-approvals delegated to one or more members of the audit committee are reported to the audit committee at its next scheduled meeting.

•	Evaluating at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditor and consideration whether there should be a rotation of the lead partner or independent auditing firm, and take appropriate action to oversee the independence of the independent auditors.

•	At least annually, obtaining and reviewing a report by the independent auditors describing: (1) the audit firm’s internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues, (3) all relationships between the independent auditors and us to enable the audit committee to assess the auditors’ independence, and (4) any other matters required to be included in a letter from the independent auditors pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor’s communications with the audit committee concerning independence.

•	Reviewing and reassessing, at least annually, the audit committee’s performance and the adequacy of its charter and report its conclusion and any recommendations to our board of directors.

•	Reporting regularly to the full board of directors.

•	Investigating matters came to its attention at the company’s expenses.

Nominating and Corporate Governance Committee. We have established a nominating and corporate governance committee, which is responsible for identifying individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee include Qian Zhao, who chairs our nominating and corporate governance committee, and Mr. Mo, our executive chairman.

Compensation Committee. Our compensation committee consists of Mr. Mo, who chairs our compensation committee, and Qian Zhao.

Our compensation committee is responsible for:

•	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.

•	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.

•	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.

•	At least annually, either as a committee or together with the other independent directors (as directed by our board of directors), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the compensation committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years. The compensation committee may choose to discuss the CEO’s compensation with the board of directors.

•	Reviewing and approving, or making recommendations to our board of directors with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The compensation committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The compensation committee shall also seek the input of the Chief Executive Officer with respect to the performance evaluation and compensation of executives other than the Chief Executive Officer.

•	Periodically reviewing the compensation of our directors and approving changes or making recommendations to our board of directors with respect thereto.

•	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to our board of directors, as appropriate.

•	Advising on the setting of compensation for officers whose compensation is not subject to the approval of the compensation committee.

•	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the compensation committee shall have responsibility for:

•	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;

•	certifying that any and all performance targets used for any performance- based equity compensation plans have been met before payment of any executive bonus or compensation;

•	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;

•	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);

•	approving which executive officers are entitled to awards under our stock option plan(s);

•	repurchasing securities from terminated employees; and

•	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.

•	Reviewing and approving officer and director indemnification and insurance matters.

•	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the audit committee as a related-party transaction.

•	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.

•	Providing the compensation committee reports on executive compensation to our board of directors.

•	Receiving, reviewing and conferring with the audit committee with respect to any concerns raised by any parties directly or indirectly to the compensation committee and take action in response to such concerns as may be deemed appropriate by the compensation committee.

•	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.

•	Administering, interpreting and taking all other actions necessary or appropriate as granted to the compensation committee under our executive compensation and other plans.

•	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a compensation committee meeting or meet with any compensation committee members.

•	Reviewing the compensation committee’s charter on an annual basis and recommend changes, as appropriate, to our board of directors.

•	Evaluating the performance of the compensation committee on an annual basis. In conducting such self-evaluation, the compensation committee shall evaluate whether its charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate to the board for consideration. The compensation committee shall address all matters that it considers relevant to its performance, including at least, the adequacy, appropriateness and quality of the information and recommendations presented by it to the board of directors, the manner in which they were discussed or debated, and whether the number and length of meetings of the compensation committee were adequate for it to complete its work in a thorough and thoughtful manner.

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

D. Employees

We had 11,642, 40,351 and 18,106 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2016:

Editorial and production	11,669
Sales and marketing	3,853
Management and general administrative	1,517
Technical and research	1,067
Total	18,106

We began to downsize our workforce in the fourth quarter of 2016 to transform our online real estate brokerage business to a model of a mix of franchisees and self-owned agencies.

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

E. Share Ownership

As of March 31, 2017, we had 88,403,898 ordinary shares, consisting of 64,067,248 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31, 2017:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	1,543,696	2.37%	11,355,645	46.66%
Next Decade Investments Limited(3)	2,230,833	3.42%	11,985,145	45.94%
Digital Link Investments Limited(4)	*	*	2,750,360	11.30%
IDG Alternative Global Limited(5)	10,941,378	15.71%	—	—
Fosun International Limited(6)	4,426,509	6.91%	—	—
Greenwoods Asset Management Limited(7)	5,186,440	8.10%	—	—
General Atlantic Singapore Fund Pte. Ltd.(8)	6,860,040	10.71%	—	—
The Goldman Sachs Group, Inc.(9)	4,184,770	6.53%
Safari Group Holdings Limited(10)	3,418,803	5.34%	—	—
Davis Selected Advisers, L.P.(11)	3,485,511	5.44%	—	—
Morgan Stanley(12)	3,231,927	5.04%	—	—
Directors and Executive Officers(13):
Mr. Mo(14)	9,445,291	13.78%	23,340,790	89.46%
Quan Zhou(15)	13,710,418	19.66%	*	*
Qian Zhao	*	*	—	—
Sam Hanhui Sun	*	*	—	—
Sol Trujillo	*	*	—	—
Jian Liu	*	*	—	—
Zhihong Zhang	*	*	—	—
Hua Lei	*	*	—	—
All directors and executive officers as a group	24,043,573	36.24%	26,161,150	89.46%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 450,995 Class A ordinary shares represented by 2,254,973 ADSs and options to purchase 1,092,701 Class A ordinary shares within 60 days of March 31, 2017. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes 14,177 Class A ordinary shares represented by 70,885 ADSs and options to purchase 1,092,701 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2017. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.
(5)	Represents 5,359,658 ordinary shares and 5,581,720 ordinary shares issuable pursuant to convertible notes beneficially owned by IDG Alternative as reported in a Schedule 13D filed by it and its affiliates on November 17, 2015. IDG Alternative is owned as to 72.53% by IDG Maximum Financial Limited, a British Virgin Islands company, and as to 27.47% by Deanhale Limited, a British Virgin Islands company. IDG Maximum Financial Limited is affiliated with IDG-Accel China Capital GP Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. Mr. Mo is the sole shareholder of Deanhale Limited. The address of IDG Alternative is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Represents ordinary shares (as represented by 22,132,544 ADSs) beneficially owned by Fosun International Limited as reported in a Schedule 13G/A filed by it and its affiliate on February 10, 2017. Fosun International Limited is a Hong Kong company with its address of principal of business at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.
(7)	Represents ordinary shares (as represented by 25,932,200 ADSs) beneficially owned by Greenwoods Asset Management Limited as reported in a Schedule 13G/A filed by it and its affiliates on January 11, 2017. Greenwoods Asset Management Limited, a Cayman Islands company with its address of principal office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands, filed such Schedule 13G/A together with, among other affiliates, Jinzhi Jiang, a PRC citizen whose address is 27/F, 1155 Fangdian Road, Kerry Parkside Office, Shanghai, PRC 201204.
(8)	Represents ordinary shares (as represented by 34,300,200 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(9)	Represents ordinary shares (as represented by 20,923,850 ADSs) beneficially owned by the clients of the Goldman Sachs Group, Inc. as reported in a Schedule 13G filed by it and its affiliate on February 10, 2017. Goldman Sachs Group, Inc. is a Delaware company and its principal business address is 200 West Street New York, NY 10282.

(10)	Represents 3,418,803 ordinary shares beneficially owned by Safari Group Holdings Limited. Safari Group Holdings Limited is owned as to 72.0% by Safari Parent Limited, a Cayman Islands company, and as to 28.0% by Ateefa Limited, a British Virgin Islands company. Safari Parent Limited is affiliated with the Carlyle Group. Mr. Mo is the sole shareholder of Ateefa Limited. The address of Safari Group Holdings Limited is the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(11)	Represents ordinary shares (as represented by 17,427,557 ADSs) beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G/A filed by it on February 14, 2017. The address of the business office of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(12)	Represents ordinary shares (as represented by 16,159,635 ADSs) beneficially owned by the clients of Morgan Stanley as reported in a Schedule 13G/A filed by it on February 13, 2017. Morgan Stanley is a Delaware company and its principal business address is 1585 Broadway, New York, NY 10036.
(13)	The address of our current directors and executive officers is c/o Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.
(14)	Represents ordinary shares beneficially owned by Media Partner, Next Decade, Ateefa Limited, Deanhale Limited and Karistone Limited, a British Virgin Islands company. All of the shares of Media Partner and Next Decade, including 465,172 ordinary shares represented by 2,325,858 ADSs and options to purchase 2,066,700 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2017, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. In addition, Mr. Mo, through Ateefa Limited, is deemed to have beneficial ownership of an aggregate of 1,738,706 Class A ordinary shares owned by Safari Group Holdings Limited and Safari Group CB Holdings Limited, and, through Deanhale Limited, is deemed to have beneficial ownership of 3,005,596 Class A ordinary shares owned by IDG Alternative. Furthermore, Mr. Mo, through Karistone Limited, beneficially owns 926,461 Class A ordinary shares.
(15)	Includes options to purchase 77,400 Class A ordinary shares within 60 days of March 31, 2017, 2,116,061 Class A ordinary shares held by IDG-Accel China Capital L.P., 97,699 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., 10,941,378 Class A ordinary shares held by IDG Alternative Global Limited and 477,880 Class A ordinary shares held by Chuang Xi Capital Holdings Limited, all of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director. Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. Each of IDG Alternative Global Limited and Chuang Xi Capital Holdings Limited is a British Virgin Islands company with its registered office located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2017, of the 88,403,898 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 67.3% of our outstanding Class A ordinary shares, were in the form of ADSs. Most of our ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

PRC laws and regulations restrict and impose conditions on foreign investment in certain industries in China. We used to operate under a tighter regulatory regime which was restrictive of foreign investment in Internet content distribution and advertising businesses and adopted a series of Structure Contracts with our consolidated controlled entities (excluding their subsidiaries) and their nominee shareholders to operate our businesses. Under the current regulatory regime, Internet content distribution is permitted to operators with less than 50.0% foreign investment and advertising is permitted to all qualified operators. We may consider further optimizing our corporate structure in light of the evolving regulatory environment.

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in our subsidiaries to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the current Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the current Structure Contracts, the equity interests of our consolidated controlled entities are held by our nominee shareholders, i.e., Vincent Tianquan Mo, executive chairman of our board of directors and chief executive officer, Richard Jiangong Dai, our director (until February 2016 when Mr. Dai resigned) and former chief executive officer, and certain wholly-owned subsidiaries of theirs, and we exercise effective over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure.”

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

Operating Agreements

Under the operating agreements, our wholly-owned PRC subsidiary has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the consolidated controlled entities under their business contracts with third parties. In return, the consolidated controlled entities are required to pledge their accounts receivable and mortgage all of their assets as counter-security to our wholly-owned PRC subsidiary. Each of the consolidated controlled entities and the nominee shareholders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the consolidated controlled entities without the prior written consent of our wholly-owned PRC subsidiary. The original term of each agreement is 10 years. These agreements can be extended prior to expiration with written confirmation from our wholly-owned PRC subsidiary, or can be terminated by our wholly-owned PRC subsidiary, upon 30 days’ advance notice.

Shareholders’ Proxy Agreements

Under the shareholders’ proxy agreements, the nominee shareholders agreed to irrevocably entrust our wholly-owned PRC subsidiary to exercise their rights as the registered shareholders of the consolidated controlled entities to attend shareholders’ meetings and cast votes. Our wholly-owned PRC subsidiary may assign part or all of these proxy rights to its designated employees, and will be indemnified for any loss under these agreements. These agreements will also be binding upon successors of the parties or transferees of the parties’ equity interests. These agreements will remain in effect until terminated upon written consent by all the parties to the agreements or by their successors.

Loan Agreements

Under the loan agreements and the related transfer agreements, the nominee shareholders received loans from us to make contributions to the registered capital of the consolidated controlled entities between 2004 and 2015, and agreed to repay the loans, upon request, by transferring their entire equity interests in the consolidated controlled entities to our wholly-owned PRC subsidiary or its respective designees, when permitted by applicable PRC laws, rules and regulations.

Exclusive Call Option Agreements

Under the exclusive call option agreements, our wholly-owned PRC subsidiary or any third party designated by it has the right to acquire from the nominee shareholders of the consolidated controlled entities their entire equity interests in such consolidated controlled entities when permitted by applicable PRC laws, rules and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above. These agreements each has an original term of 10 years and may be extended for another 10 years at our sole discretion.

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

Other Related Party Transactions

We had relationships with the following related parties in 2016:

Name of Related Party	Relationship with Fang

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Former director and former chief executive officer of our company

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd. (“Che Tian Xia”)	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-Int’l Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (“Upsky San Francisco”)	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC (“Upsky Lighthouse”)	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC (“Upsky Long Island”)	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo
New York Military Academy (“Military Academy”)	A company of which Vincent Tianquan Mo is a director
Wall Street Global Training Center, Inc. (“Training Center”)	A company under the control of Vincent Tianquan Mo and two other independent directors

We had the following expenses from related party transactions during 2016:

2016
(US$ in thousands)
Office building leased from:
- Vincent Tianquan Mo	154
Management fee incurred:
- Beihai Silver Beach	421
Hotel service fee incurred:
- Upsky San Francisco	17
- Upsky Long Island	81
- Beihai Silver Beach	113
Training fee incurred:
- Military Academy	111

In 2011, we entered into an agreement with Training Center to lease to it office space of approximately 220 square feet in a building owned by us located in New York City, free of charge.

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The deemed rental expense of US$154,000 and the corresponding shareholder contribution were included in our consolidated financial statements for 2016.

In April 2013, we and Beihai Silver Beach entered into an agreement, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. The management fees incurred for 2016 were US$0.4 million.

In April 2013, we entered into an agreement with Che Tian Xia to use its domain name for five years free of charge.

In 2015, Upsky San Francisco, Upsky Lighthouse and Upsky Long Island provided hotel accommodations to our employees that amounted to US$20,000, US$1,000 and US$0.1 million, respectively.

In 2016, Upsky San Francisco, Upsky Long Island and Beihai Silver Beach provided hotel accommodations to our employees that amounted to US$17,000, US$81,000 and US$113,000.

In 2016, Military Academy provided training services to us for training fees amounting to US$111,000.

Nanning Xuyin held 73,430,061 shares in Guilin Bank Co., Ltd. on behalf of our company, through an entrustment agreement, in 2015, and transferred 30,595,859 shares of Guilin Bank to our in 2016.

For more details of our related party transactions in 2016, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)

Annual Highs and Lows
2012	5.12	2.32
2013	16.89	4.12
2014	19.94	6.78
2015	10.01	4.65
2016	7.10	2.76
Quarterly Highs and Lows
First Quarter 2015	8.83	5.25
Second Quarter 2015	10.01	5.83
Third Quarter 2015	8.50	4.65
Fourth Quarter 2015	8.17	6.29
First Quarter 2016	7.10	4.37
Second Quarter 2016	6.53	4.64
Third Quarter 2016	5.64	4.27
Fourth Quarter 2016	4.50	2.76
Monthly Highs and Lows
November 2016	3.52	2.80
December 2016	3.44	2.76
January 2017	3.95	3.28
February 2017	3.83	2.92
March 2017	3.32	2.46
April 2017	3.61	3.17
May 2017 (through May 11, 2017)	3.62	3.18

(1)	Trading prices for all periods represented through May 11, 2017 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share effective April 7, 2014.

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

D. Exchange Controls

Regulations relating to Foreign Exchange, Taxation and Dividend Distribution

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations issued by the State Council in January, 1996 and as amended in August, 2008 and the Regulations of Settlement, Sale and Payment of Foreign Exchange, which were promulgated by the PBOC in June 1996, and became effective on July 1, 1996. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of the relevant government authorities. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from or registration with relevant government authorities.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008, as amended in February, 2017. Under the New EIT Law, since January 1, 2008, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. In September 2013, SouFun Media and SouFun Network were granted a reduced withholding tax rate of 5% on earnings to be distributed to their Hong Kong parent entities between 2013 and 2015.

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

It remains unclear how Circular 37 will be interpreted and implemented, and how or whether it applies to us. We cannot predict how it will affect our business operations or future strategies. If SAFE determines that Circular 37 applies to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with Circular 37 requirements by our PRC resident shareholders. We cannot assure you that our PRC resident shareholders will be able to complete the necessary registration and filing procedures required by Circular 37. If Circular 37 is determined to apply to us or any of our PRC resident shareholders, a failure by our PRC resident shareholders or beneficial owners to comply with Circular 37 may subject them to penalties under PRC foreign exchange regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2016 taxable year or that we are likely to become one in the current or any future taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the Internal Revenue Service, or IRS, will agree with us.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2014, 2015 and 2016, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for the relevant period would have been US$14.6 million lower for 2014, our loss for 2015 2016 would have been US$3.8 million and US$4.1 million lower, respectively. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Substantially all of our cash and cash equivalents are held in banks in mainland China,Hong Kong and United States that our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any bank. With respect to credit risk arising from other financial assets, comprising accounts receivable, commitment deposits to real estate developers in order to secure future marketing and listing business, amounts due from related parties and amounts due from subsidiaries, our exposure to credit risk arises from default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments. We perform on-going credit evaluations of our customers’ financial condition. Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising our customer base. No customer individually accounted for 10.0% or more of our revenues in any of 2014, 2015 and 2016.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for 2015 and 2016:

	2015	2016
	(U.S. dollars in thousands)
Audit fees(1)	1,062	1,072
Audit-related fees(2)	—	253
Tax Fees(3)	40	37
Total	1,102	1,363

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with the audit work performed to issue opinions on the consolidated financial statements of certain of our subsidiaries in accordance with local GAAP.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

The table below is a summary of the shares repurchased by us since the adoption of the share repurchase program and up to the date of this annual report. All shares were purchased in the open market pursuant to the share repurchase program announced on February 25, 2016.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 28 - 29, 2016	112,246	$5.498	112,246	$199,382,912
June 3 – 30, 2016	6,849,947	$5.023	6,849,947	$164,618,899
August 25 – 31, 2016	3,252,600	$4.591	3,252,600	$149,602,552
September 1 - 30, 2016	6,918,810	$4.494	6,918,810	$118,559,702
November 28 – 30, 2016	2,917,500	$2.997	2,917,500	$109,814,982
December 1- 30, 2016	15,274,188	$3.038	15,274,188	$63,320,455
Total	35,325,291	$4.168	35,325,291	$63,320,455

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

We have filed the following documents as exhibits to this annual report

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
Certain instruments which define rights of holders of long-term debt of Fang and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SouFun and its subsidiaries. We will furnish a copy of each such instrument to the SEC upon request.
4.1	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.2	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated September 23, 2015 (incorporated by reference to Exhibit 4.3 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.3	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated September 23, 2015 (incorporated by reference to Exhibit 4.4 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.4	Registration Rights Agreement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.5	Supplemental Agreement among SouFun Holdings Limited, IDG Alternative Global Limited and China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).

Exhibit No.	Description of Exhibit
4.6	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.45 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.7	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital Investors L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.46 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.8	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Winning Star Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.47 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.9	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Rainbow Zone Enterprise Inc, dated November 10, 2015 (incorporated by reference to Exhibit 99.48 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.10	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Chuang Xi Capital Holdings Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.49 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.11	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Wealth Harvest Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.50 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.12	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.13	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.14	2015 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on July 6, 2015).
4.15	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.16	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.17	Form of Loan Agreement between and among Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.19 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.17.1*	Schedule of Loan Agreements between and among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity.
4.18	Form of Creditor’s Rights Transfer Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, and Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.20 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.18.1*	Schedule of Creditor’s Rights Transfer Agreements among certain PRC subsidiaries of Fang Holdings Limited and shareholders of certain consolidated controlled entity.
4.19	Form of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.21 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.19.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity.
4.20	Form of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.22 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.20.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.
4.21	Form of Operating Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.21.1*	Schedule of Operating Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.

Exhibit No.	Description of Exhibit
4.22	Form of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network and a consolidated controlled entity (incorporated by reference to Exhibit 4.24 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.22.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of Fang Holdings Limited and a consolidated controlled entity.
4.23	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and Beijing Zhong Zhi Shi Zheng and/or Jia Tian Xia Network (incorporated by reference to Exhibit 4.25 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.23.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.
4.24	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.24.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).
4.25	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.26	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.27	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).
4.28	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.29	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited (incorporation by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).

Exhibit No.	Description of Exhibit
4.30	Subscription Agreement between SouFun Holdings Limited and IDG Alternative Global Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.31	Subscription Agreement among SouFun Holdings Limited, Safari Group Holdings Limited, Safari Group CB Holdings Limited and Safari Parent Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.32	Subscription Agreement Supplement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated November 23, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.33	Convertible Note (US$28.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.34	Convertible Note (US$72.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.35	Subscription Agreement Supplement between IDG Alternative Global Limited and SouFun Holdings Limited, dated October 29, 2015 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.36	Letter Agreement between IDG Alternative Global Limited and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.18 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.37	Supplemental Agreement among the IDG Alternative Global Limited, China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.38	Convertible Note (US$200.00 million) by SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.20 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.39	Subscription Agreement between SouFun Holdings Limited and Karistone Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.26 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.40	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.11 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.41	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital Investors L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.12 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.42	Subscription Agreement between SouFun Holdings Limited and Winning Star Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.13 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.43	Subscription Agreement between SouFun Holdings Limited and Rainbow Zone Enterprise Inc, dated November 9, 2015 (incorporated by reference to Exhibit 99.14 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.44	Subscription Agreement between SouFun Holdings Limited and Chuang Xi Capital Holdings Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.15 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.45	Subscription Agreement between SouFun Holdings Limited and Wealth Harvest Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.16 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.46	Summary Translation of Cooperation Framework Agreement among SouFun Holdings Limited, Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated November 13, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2015).
4.47	Summary Translation of Share Subscription Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated January 19, 2016 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).

Exhibit No.	Description of Exhibit
4.48	Summary Translation of Compensation Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd. and Chongqing Wanli New Energy Co., Ltd., dated January 19, 2016 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.49	Summary Translation of the Non-compete Agreement among Vincent Tianquan Mo, SouFun Holdings Limited and Chongqing Wanli New Energy Co., Ltd., dated May 2, 2016 (incorporated by reference to Exhibit 4.58 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.50	Summary Translation of Commercial Properties Purchase Agreement between Beijing SouFun Network Technology Co., Ltd. and Beijing Jinyu Dacheng Co., Ltd., dated November 10, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.51*	Summary Translation of Share Subscription and Asset Purchase Termination Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated February 22, 2017.
8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of Ernst & Young Hua Ming LLP.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 12, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Fang Holdings Limited

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fang Holdings Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fang Holdings Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 12, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

May 12, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Fang Holdings Limited

We have audited Fang Holdings Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Fang Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Fang Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fang Holdings Limited as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of Fang Holdings Limited and our report dated May 12, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

May 12, 2017

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2015	2016
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		817,921	336,528
Restricted cash, current		103,179	211,084
Short-term investments	4	62,559	42,929
Accounts receivable (net of allowance of US$31,064 and US$34,366 as of December 31, 2015 and 2016, respectively)	5	147,516	93,672
Funds receivable (net of allowance of nil and US$2,322 as of December 31, 2015 and 2016, respectively)		45,400	20,483
Prepayments and other current assets	6	60,265	39,824
Commitment deposits (net of allowance of US$500 and nil as of December 31, 2015 and 2016, respectively)		10,646	6,527
Loans receivable, current	7	266,990	41,966
Amounts due from a related party	18	262	197

Total current assets		1,514,738	793,210

Non-current assets:
Property and equipment, net	8	326,504	319,897
Loans receivable, non-current	7	55,349	16,808
Deferred tax assets	16	5,490	4,915
Deposit for non-current assets	9	137,715	240,712
Long-term investments	4	244,678	231,880
Other non-current assets	10	7,568	7,391

Total non-current assets		777,304	821,603

Total assets		2,292,042	1,614,813

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2015	2016
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans (including short-term loans of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of nil and US$22,734 as of December 31, 2015 and 2016, respectively)	11	100,000	212,734
Deferred revenue (including deferred revenue of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$46,455 and US$21,744 as of December 31, 2015 and 2016, respectively)		145,321	129,765
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$109,727 and US$106,459 as of December 31, 2015 and 2016, respectively)	12	361,593	318,539
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$36,425 and US$18,295 as of December 31, 2015 and 2016, respectively)	13	59,107	28,630
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$1,872 and US$199 as of December 31, 2015 and 2016, respectively)		9,948	6,022
Convertible senior notes	14	396,716	-

Total current liabilities		1,072,685	695,690

Non-current liabilities:
Long-term loans (including long-term loans of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of nil and US$65,190 as of December 31, 2015 and 2016, respectively)	11	-	65,190
Convertible senior notes	14	287,887	295,268
Deferred tax liabilities	16	76,631	70,424

Other non-current liabilities		312	416
Total non-current liabilities		364,830	431,298

Total liabilities		1,437,515	1,126,988

Commitments and contingencies	20

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2015	2016
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollars (“HK$”) 1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2015 and 2016: 70,736,679 and 71,077,816; outstanding shares as of December 31, 2015 and 2016: 70,736,679 and 64,012,758	15	9,110	9,157
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2015 and 2016, respectively	15	3,124	3,124
Additional paid-in capital		478,391	488,943
Accumulated other comprehensive loss		(10,364)	(81,349)
Retained earnings		373,505	203,870
Less: Treasury stock (nil and 7,065,058 shares as of December 31, 2015 and 2016, respectively.)		-	(136,615)
Total Fang Holdings Limited shareholders’ equity		853,766	487,130
Noncontrolling interests		761	695

Total shareholders’ equity		854,527	487,825

Total liabilities and shareholders’ equity		2,292,042	1,614,813

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2014	2015	2016
		US$	US$	US$
Revenues
E-commerce services		244,344	474,810	577,684
Marketing services		294,484	249,862	165,437
Listing services		145,654	107,922	118,109
Financial services		3,235	29,582	29,602
Other value-added services		15,165	21,373	25,559
Total gross revenues		702,882	883,549	916,391

Cost of revenues
Cost of services		(145,739)	(555,389)	(687,184)
Total cost of revenues		(145,739)	(555,389)	(687,184)

Gross profit		557,143	328,160	229,207

Operating (expenses) income
Selling expenses		(147,874)	(236,603)	(229,817)
General and administrative expenses (including related party amounts of US$1,084, US$776 and US$897for the years ended December 31, 2014, 2015 and 2016, respectively)		(100,571)	(125,405)	(151,251)
Other income (loss)		835	(625)	415

Operating income (loss)		309,533	(34,473)	(151,446)
Foreign exchange (loss) gain		(44)	1,464	(1,882)
Interest income		43,857	22,221	11,367
Interest expense		(17,308)	(16,519)	(20,791)
Realized gain on sale available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale security of nil, nil and US$10,583 for the years ended December 31, 2014, 2015 and 2016, respectively)	4	-	-	10,583
Government grants		7,205	4,936	6,469
Investment income	4	-	1,333	3,281
Impairment on investments	4	(8,417)	-	(2,232)

Income (loss) before income taxes and noncontrolling interests		334,826	(21,038)	(144,651)
Income tax (expense) benefit	16	(81,609)	5,905	(24,984)

Net income (loss)		253,217	(15,133)	(169,635)
Net (loss) attributable to noncontrolling interests		-	(37)	-
Net income (loss) attributable to Fang Holdings Limited’s shareholders		253,217	(15,096)	(169,635)

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2014	2015	2016
		US$	US$	US$
Other comprehensive income (loss), before tax
Foreign currency translation adjustments		(4,323)	(55,928)	(60,732)
Amounts reclassified from accumulated other comprehensive income		-	-	(10,583)
Unrealized gain (loss) on available-for-sale securities		10,508	(4,002)	7,326
Loss on intra-entity foreign transactions of long-term-investment nature				(6,996)
Other comprehensive income (loss), before tax		6,185	(59,930)	(70,985)
Income tax expense related to components of other comprehensive income		-	-	-
Other comprehensive income, net of tax		6,185	(59,930)	(70,985)
Comprehensive income (loss)		259,402	(75,063)	(240,620)
Comprehensive (loss) attributable to noncontrolling interests		-	(37)	-
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders		259,402	(75,026)	(240,620)

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	22	3.08	(0.18)	(1.81)
Diluted	22	2.87	(0.18)	(1.81)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	22	82,163,135	85,170,886	93,605,749
Diluted	22	92,208,620	85,170,886	93,605,749

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	253,217	(15,133)	(169,635)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Share-based compensation	4,682	4,497	6,552
Depreciation of property and equipment	11,624	14,668	25,004
Deferred tax expenses (benefits)	27,339	(32,361)	(2,250)
Allowance for doubtful accounts	17,377	18,649	29,712
Allowance for funds receivable	-	-	2,322
Realized gain on available-for-sale security	-	-	(10,583)
Impairment on investments	8,417	-	2,232
Amortization of loan origination costs	1,812	1,393	1,302
Amortization of issuance costs for convertible senior notes	3,033	3,196	4,964
Loss on disposal of property and equipment	-	-	719
Deemed rental expense (Note 18)	174	169	154

Changes in operating assets and liabilities:
Accounts receivable	(22,697)	(118,797)	16,190
Funds receivable	(25,173)	13,177	7,769
Prepayments and other current assets	8,799	(35,333)	16,730
Commitment deposits	(47,312)	36,666	4,119
Loans receivable, current	(2,009)	(53,340)	214,824
Loans receivable, non-current	(79,641)	(192,059)	36,158
Amounts due from a related party	-	(262)	273
Other non-current assets	(4,275)	2,250	(317)
Deferred revenue	4,420	33,099	(6,535)
Accrued expenses and other liabilities	50,085	106,412	(17,574)
Customers’ refundable fees	(10,502)	19,161	(27,580)
Income tax payable	15,064	29,346	(3,437)
Amounts due to a related party	120	(657)	-
Other non-current liabilities	(95)	(51)	127

Net cash generated from (used in) operating activities	214,459	(165,310)	131,240

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed-rate time deposits	(1,268,688)	(129,759)	(73,804)
Proceeds from maturity of fixed-rate time deposits	822,804	507,007	89,952
Proceeds from disposal of an available-for-sale security	-	-	13,074
Acquisition of property and equipment	(7,976)	(45,151)	(24,576)
Payment for business acquisitions	(9,806)	-	-
Purchase of land use right	-	(54)	-
Acquisition of long-term investments	(119,312)	(127,388)	(4,902)
Proceeds from disposal of property and equipment	96	635	924
Deposits for non-current assets	(48,249)	(146,728)	(128,614)

Net cash (used in) generated from investing activities	(631,131)	58,562	(127,946)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A ordinary shares	-	346,775	-
Proceeds from exercise of share options	12,485	8,416	1,664
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	80	718	-
Proceeds from short-term loans	-	72,750	296,558
Proceeds from long-term loans	-	-	67,721
Repayment of short-term loans	(90,000)	(153,500)	(182,362)
Proceeds from issuances of convertible senior notes	50,000	300,000	-
Redemption of convertible senior notes			(394,300)
Repurchase of ordinary shares			(136,615)
Payment of issuance costs for convertible senior notes	(1,144)	-	-
Payment of loan origination costs	(781)	(15)	-
Payment of dividends	(82,380)	(82,751)	-
Changes in restricted cash	303,805	95,078	(118,281)

Net cash generated from financing activities	192,065	587,471	(465,615)

Exchange rate effect on cash and cash equivalents	(1,643)	(17,562)	(19,072)

Net (decrease) increase in cash and cash equivalents	(226,250)	463,161	(481,393)

Cash and cash equivalents at beginning of year	581,010	354,760	817,921

Cash and cash equivalents at end of year	354,760	817,921	336,528

Supplemental schedule of cash flow information:
Income tax paid	12,198	6,674	6,664
Interest paid	16,069	13,245	19,418
Acquisition of property and equipment through utilization of deposits	-	90,713	14,345

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2013	57,440,895	24,336,650	10,500	89,071	43,381	-	-	43,381	300,515	-	443,467
Net income for the year	-	-	-	-	-	-	-	-	253,217		253,217
Other comprehensive income:							-
Foreign currency translation adjustments	-	-	-	-	(4,323	-	-	(4,323)	-	-	(4,323)
Unrealized gain on available-for-sale securities	-	-	-	-	-	10,508	-	10,508	-	-	10,508
Contribution by noncontrolling interests							-			80	80
Contribution from shareholder (Note 18(b))	-	-	-	174	-	-	-	-	-	-	174
Share-based compensation	-	-	-	4,682	-	-	-	-	-	-	4,682
Exercise of share options	924,029	-	119	7,145	-	-	-	-	-	-	7,264
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$58,043 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	-	(82,380)	-	(82,380)

Balance as of December 31, 2014	58,364,924	24,336,650	10,619	101,072	39,058	10,508	-	49,566	471,352	80	632,689

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2014	58,364,924	24,336,650	10,619	101,072	39,058	10,508	-	49,566	471,352	80	632,689
Net loss for the year	-	-	-	-	-	-	-	-	(15,096)	(37)	(15,133)
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	-	(55,928)	-	-	(55,928)	-	-	(55,928)
Unrealized loss on available-for-sale security	-	-	-	-	-	(4,002)	-	(4,002)	-	-	(4,002)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	718	718
Contribution from shareholder (Note 18(b))	-	-	-	169	-	-	-	-	-	-	169
Issuance of Class A ordinary shares (Note 15)	11,855,384	-	1,548	345,227	-	-	-	-	-	-	346,775
Beneficial conversion feature on convertible senior notes (Note 14)				12,113			-				12,113
Share-based compensation	-	-	-	4,497	-	-	-	-	-	-	4,497
Exercise of share options	516,371	-	67	5,871	-	-	-	-	-	-	5,938
Excess tax benefits	-	-	-	9,442	-	-	-	-	-	-	9,442
Dividends declared (US$1.00 per Class A and Class B ordinary share;US$58,414 and US$24,337 to Class A and Class B ordinary shareholders, respectively)	-	-	-	-	-	-	-	-	(82,751)	-	(82,751)

Balance as of December 31, 2015	70,736,679	24,336,650	12,234	478,391	(16,870)	6,506	-	(10,364)	373,505	761	854,527

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2015	70,736,679	24,336,650	12,234	478,391	-	(16,870)	6,506	-	(10,364)	373,505	761	854,527
Net loss for the year	-	-	-	-	-	-	-	-	-	(169,635)	-	(169,635)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(60,732)	-	-	(60,7328)	-	-	(60,732)
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	7,326	-	7,326	-	-	7,326
Foreign currency transaction losses	-	-	-	-	-	-	-	(6,996)	(6,996)	-	-	(6,996)
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(10,583)	-	(10,583)		-	(10,583)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(66)	(66)
Contribution from shareholder (Note 18(b))	-	-	-	154	-	-	-	-	-	-	-	154
Repurchase of treasury stock	(7,065,058)	-	-	-	(136,615)	-	-	-	-	-	-	(136,615)
Share-based compensation	-	-	-	6,552	-	-	-	-	-	-	-	6,552
Excess tax benefits	-	-	-	470	-	-	-	-	-		-	470
Exercise of share options	341,137	-	47	3,376	-	-	-	-	-	-	-	3,423

Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law of the Cayman Islands. In 2016, the Company changed its name to Fang Holdings Limited (formerly known as SouFun Holdings Limited). The accompanying consolidated financial statements include the financial statements of (i) Fang Holdings Limited (the “Company”), (ii) its subsidiaries located outside of the People’s Republic of China (the “PRC”) (the “non-PRC subsidiaries”), (iii) wholly foreign owned entities in the PRC (the “WOFEs”) and their subsidiaries, (iv) entities controlled through contractual arrangements (the “PRC Domestic Entities”) and (v) the PRC Domestic Entities’ subsidiaries. The Company, and where appropriate, the term “Company” also refers to its non-PRC subsidiaries, WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as a whole.

The Company is principally engaged in the provision of E-commerce services, marketing services, listing services, financial services and other value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2016 were as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beijing SouFun Internet Information Service Co., Ltd. ("Beijing Internet")	December 17, 2003	PRC	Nil	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. ("SouFun Media")	November 28, 2002	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. ("SouFun Network")	March 16, 2006	PRC	100%	Provision of technology and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. ("Beijing Technology")	March 14, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. ("Beijing JTX Technology")	December 21, 2006	PRC	Nil	Provision of marketing services and listing services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., ("Beijing Zhongzhi")	June 5, 2007	PRC	100%	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. ("Beijing Hong An")	January 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. ("Beijing TuoShi")	March 1, 2011	PRC	100%	Provision of technology and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. ("Beijing Yi Ran Ju Ke")	September 10, 2011	PRC	Nil	Provision of marketing services, rental services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. ("Beijing Hua Ju Tian Xia")**	July 25, 2012	PRC	Nil	Provision of technology and information consultancy services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beijing Li Man Wan Jia Network Technology Co., Ltd. ("Beijing Li Man Wan Jia")	July 25, 2012	PRC	100%	Provision of technology and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. ("Shanghai JBT Real Estate Broking")	July 7, 2005	PRC	Nil	Provision of real estate agency services, marketing services and listing services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd., ("Zhongzhi Xun Bo")	January 6, 2012	PRC	100%	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd.("Tianjin SouFun Network")	March 1, 2012	PRC	100%	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., ("Hangzhou SouFun Network")	August 27, 2013	PRC	100%	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. ("Wuhan Yi Ran Ju Ke")	December 13, 2013	PRC	Nil	Provision of real estate agency services and real estate information services

Hanzhou Ji Ju Real Estate Agents Co., Ltd. ("Hanzhou Ji Ju")	December 23, 2013	PRC	Nil	Provision of real estate agency services and real estate information services

Beijing Tianxia Dai Information service Co., Ltd.("Tianxia Dai Information")	April 9, 2014	PRC	100%	Provision of finance information services

Shanghai SouFun Microfinance Co.,Ltd.("Shanghai SouFun Microfinance")	January 19, 2015	PRC	100%	Provision of Microfinance services

Beihai Tian Xia Dai Microfinance Co., Ltd.("Beihai Tian Xia Dai Microfinance")	September 12, 2014	PRC	100%	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	100%	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	100%	Operation and management of hotel, restaurant and other catering business

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Beijing Fang Tian Xia Decorative Engineering Co., Ltd.("Beijing Fang Tian Xia Decorative Engineering")	October 15, 2014	PRC	100%	Provision of decorative engineering services

Chongqing Tian Xia Dai Microfinance Co., Ltd ("Chongqing Tian Xia Dai Microfinance")	December 11, 2014	PRC	100%	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co. ,Ltd. ("Tianjin Jia Tian Xia Microfinance")	December 5, 2014	PRC	100%	Provision of microfinance services

Beijing Fang Chao Real Estate Broking Co., Ltd.	March 6, 2015	PRC	Nil	Provision of real estate agency services

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd.	March 9, 2015	PRC	100%	Provision of real estate agency services

Beijing Cun Fang Real Estate Broking Co., Ltd.	April 7, 2015	PRC	100%	Provision of real estate agency services

Shenzhen Fang Tian Xia Broking Co., Ltd.	April 13, 2015	PRC	Nil	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd.	May 21, 2015	PRC	100%	Provision of real estate agency services

Suzhou Cun Fang Real Estate Broking Co., Ltd.	May 21, 2015	PRC	100%	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd.	April 30, 2015	PRC	100%	Provision of real estate agency services

Chengdu SouFun Fang Tian Xia Real Estate Broking Co., Ltd.	March 12, 2015	PRC	100%	Provision of real estate agency services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities

Nanchang Cun Fang Real Estate Broking Co., Ltd.	June 3, 2015	PRC	Nil	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd.	May 27, 2015	PRC	100%	Provision of real estate agency services

Wuhan SouFun Fang Tian Xia Real Estate Broking Co., Ltd.	May 8, 2015	PRC	100%	Provision of real estate agency services

Shanghai SouFun Fang Tian Xia Broking Co., Ltd.	April 16, 2015	PRC	Nil	Provision of real estate agency services

Shenzhen Yi Ran Ju Ke Real Estate Broking Co., Ltd.	August 13, 2015	PRC	Nil	Provision of real estate agency services

Hangzhou Nuo Guan Real Estate Broking Co., Ltd.	September 17, 2015	PRC	Nil	Provision of real estate agency services

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd.	September 16, 2015	PRC	Nil	Provision of technology and information consultancy services

Fang Holdings Limited	August 7, 2000	Hong Kong	100%	Investment holding

Hong Kong Property Network Limited ("HK Property")	May 19, 2011	Hong Kong	100%	Investment holding

Best Work Holdings (New York) LLC ("Best Work")	March 14, 2011	United States of America	100%	Investment holding

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Historically, in order to comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

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

FANG HOLDINGS LIMITED

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Through the design of the aforementioned agreements, the legal shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company has determined that the WOFEs are the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Rule 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows were as follows:

	As of December 31,
	2015	2016
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	51,164	18,352
Restricted cash, current	103,179	209,642
Short-term investments	2,002	2,595
Accounts receivable (net of allowance of US$12,622 and US$19,013 as of December 31, 2015 and 2016, respectively)	68,654	74,624
Funds receivable	383	886
Commitment deposits	10,246	6,527
Prepayments and other current assets	151,654	16,290

Total current assets	387,282	328,916

Non-current assets:
Property and equipment, net	21,642	34,452
Long-term investments	256,837	216,913
Deferred tax assets, non-current	-	270
Deposit for non-current assets	594	224,529
Other non-current assets	4,559	633

Total non-current assets	283,632	476,796

Total assets	670,914	805,712

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2015	2016
	US$	US$
Current liabilities:
Short-term loans	-	22,734
Deferred revenue	46,455	21,744
Accrued expenses and other liabilities	109,727	106,459
Customer’s refundable fees	36,245	18,295
Income tax payable	1,872	199
Intercompany payable to the non PRC Domestic Entities	293,697	356,423

Total current liabilities	487,996	525,854

Non-current liabilities:
Long-term loans	-	65,190

Total non-current liabilities	-	65,190

Total liabilities	487,996	591,044

Net assets	182,918	214,668

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Total revenues	107,950	315,797	287,475
Net income (loss)	25,464	(41,831)	(24,135)

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Net cash generated from (used in) operating activities	113,176	(61,480)	(790)
Net cash (used in) generated from investing activities	(113,148)	(8,913)	(3,763)
Net cash (used in) generated from financing activities	(106,688)	95,078	(25,963)

The PRC Domestic Entities had no intercompany amounts payable to the WOFEs for accrued service fees as of December 31, 2015 and 2016. The WOFEs did not charge the PRC Domestic Entities, technology consultancy service fees during the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2016, except for the current restricted cash of US$209,642 and deposit for non-current assets of US$224,506 pledged to secure bank borrowings of the Company (Note 11), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, which are used for the Company’s business operations. All of these revenue-producing assets were internally developed, for which the Company did not incur significant development costs. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, best estimate of selling price (“BESP”), customer refunds, allowance for doubtful accounts, allowance for credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes issued and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

FANG HOLDINGS LIMITED

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

Transaction gains and losses are recognized in the consolidated statements of operations. Gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities are not recognized in earnings, but are included as a component of other comprehensive income.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions with original maturity of 90 days or less at the date of purchase which are unrestricted as to withdrawal and use. In addition, all highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents.

Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid.

FANG HOLDINGS LIMITED

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

The Company accounts for its investments in accordance with ASC 320, “Investments-Debt and Equity Securities” (“ASC 320”). The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income (loss).

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities are recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. An impairment loss of US$8,417, nil and US$2,232 was recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

In accordance with ASC 325 “Investments-Other”, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss was recognized for the year ended December 31, 2016.

Accounts Receivable and Allowance for Doubtful Accounts

The Company considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Funds Receivable

Funds receivable represents cash paid by individuals through third-party payment service providers for clearing transactions. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used.

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted. Nil and US$2,322 allowance for doubtful accounts was provided for the funds receivable as of December 31, 2015 and 2016.

Commitment deposits

Commitment deposits represent cash paid to real estate developers for the right to provide sales agency services for their real estate projects. The commitment deposits are refundable at specified dates and are classified accordingly.

In accordance with relevant contract terms, in the event of default, the Company is normally entitled to collateral or other forms of security from the real estate developers, which it can then resell to recover its original commitment deposit. The Company’s recovery of its original commitment deposit is dependent on market conditions. As of December 31, 2015 and 2016, commitment deposits of US$10,219 and US$5,860 were in default.

The Company considers many factors in assessing the collectability of commitment deposits, such as the age of the amounts due,  the market value of collaterals, as well as the real estate developer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Commitment deposits are written off after all collection efforts have been exhausted. The company has obtained collaterals of US$5,611 and US$5,252 from real estate developers as of December 31, 2015 and 2016. Allowance for doubtful accounts of US$500 and nil was provided for commitment deposits as of December 31, 2015 and 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans receivable

Loans receivable consists primarily of secured loans in the form of entrusted loans, mortgage loans and unsecured loans to borrowers that have passed the Company’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Company to the borrowers generally range from one to thirty-six months.

An allowance for credit loss is recorded when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. The Company considers various factors in evaluating loans receivable for possible impairment on an individual basis.These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivables balances. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. The Company evaluates the remainder of its loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, Loss Contingencies and records an allowance for credit loss at the portfolio segment level.

Loan principal and interest receivables are charged-off when the loan principal and interest receivables are deemed to be uncollectible. In general, loan principal and interest receivables are identified as uncollectible if any of the following conditions are met : 1) the borrower is dead, missing or incapacitate and there is no legal heir and presentee or the legal heir and presentee refuse to abide the contract; 2) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; 3) outstanding amount following 180 days past due after all collection efforts based on management’s judgment.

Commencing in August 2014, the Company began to enter into arrangements with third-party investors under which the Company sells its economic benefits in certain mortgage and unsecured loans receivable in exchange for cash, which is equivalent to the book value of such loans receivable. Sales of mortgage and unsecured loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). The Company does not recognize any gain or loss from the sale of mortgage and unsecured loans receivable. The Company derecognizes the mortgage and unsecured loans receivable if (i) the mortgage and unsecured loans have been legally isolated from the Company; (ii) there are no constraints on investors to pledge or exchange the mortgage and unsecured loans; and (iii) the Company does not maintain effective control over the mortgage and unsecured loans. From June 2016, the Company stopped entering into these arrangements with third-party investors. The derecognized amount of loans receivable in which the Company retains continuing involvement as of December 31, 2015 and 2016 were US$37.87 million and nil.

FANG HOLDINGS LIMITED

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

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

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

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset Company with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset Company may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, but not below the fair values of the individual long-lived assets within the asset group. No impairment charge was recognized for any of the years presented. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, commitment deposits, funds receivable, investments including cost method investments, fixed-rate time deposits, available-for-sale securities, loans receivable, short-term loans, long-term loans, loans receivable, non-current, convertible senior notes (Note 14) and related derivative liabilities. As of December 31, 2015 and 2016, the carrying values of these financial instruments, other than the cost method investment, available-for-sale securities, long-term loans, convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale securities were recorded at fair value based on the quoted price in active markets as of December 31, 2015 and 2016. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible senior notes based on a market approach were approximately US$697,104 and US$225,186 as of December 31, 2015 and 2016, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible senior notes, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2014, 2015 and 2016. The Company determined that it was not practicable to estimate the fair value of its cost method investments as of December 31, 2015 and 2016 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The Company applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The Company measures its available-for-sale securities at fair value using quoted prices from the active markets.

Assets measured at fair value on a recurring basis as of December 31, 2015 and 2016 are summarized below.

	Fair Value Measurement as of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
	US$	US$	US$	US$

Available-for-sale securities	56,027	-	-	56,027

	Fair Value Measurement as of December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2016
	US$	US$	US$	US$

Available-for-sale securities	51,639	-	-	51,639

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are derived from E-commerce services, marketing services, listing services, other value-added services and financial services. Revenues for each type of service sales are recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) Fang membership services

The Company enters into arrangements with real-estate developers, pursuant to which the Company charges its customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Company are refundable before a purchase of the specified properties at a discount is made by the customers or if after the purchase, only if the customers can fulfil certain requirements under the refund policy. The Company chooses to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by the Company when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties, net of estimated refunds. Cash received in advance of the purchase of specified properties and provision for refunds are recorded as “customers’ refundable fees” (Note 13). The provision of refunds was insignificant for the years ended December 31, 2014, 2015 and 2016.

Additionally, the Company, real-estate developers and marketing agencies entered into tri-party cooperation arrangements for certain Fang membership services. When customers use their Fang membership cards to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the Fang membership services is remitted to the marketing agents. The Company recognized revenues from this type of Fang membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by the Company as it is an agent in the arrangement. Commencing in 2014, the Company also entered into cooperation arrangements directly with real-estate developers for Fang membership services. The Company either engages third-party real estate agents or places advertisements with marketing agents to promote the real-estate projects. The Company recognized revenues from this type of Fang membership services on a gross basis, representing the proceeds received from the real-estate developers, as the Company is the primary obligor in the arrangement. Payments to third-party real estate agents are recorded as cost of sales, while payments to marketing agents are recorded as selling expenses. The portion to be remitted to third-party real estate agents and marketing agents is recorded as amounts payable to sales and marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets (Note 12).

(2) Direct sales services

The Company promotes property developments of its developer clients primarily through its websites and mobile applications (“mobile apps”). Potential buyers can register with the Company free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Company provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Company offers from its developer clients. The Company charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Thereafter, the real estate developers can request for refund only if they can fulfil certain requirements under the refund policy. The Company chooses to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by the Company based on total of successful purchase transactions made once confirmation of the sale is received from the developer clients. The provision of refunds was insignificant for the years ended December 31, 2014, 2015 and 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services (continued)

(3) Sublease services

Beginning in 2015, the Company began to provide sublease service through its websites. The Company identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Company, the lease agreement between the Company and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis as the Company is the principal to the sublease arrangements in accordance with ASC 605-45, Revenue Recognition – Principal Agent Considerations. The sublease income is recognized on a straight-line basis over the lease term.

Sublease rental income for the year ended December 31, 2015 and 2016 was US$18,241 and US$31,929, respectively. Future minimum sublease rental incomes expected to be received under noncancellable sublease agreements as of December 31, 2016 are as follows:

US$

2017	34,454
2018	1,357
2019	199
2020	109
2021 and thereafter	3

36,122

(4) Real estate online brokerage services

Commencing in 2015, the Company provided brokerage services for sellers and buyers of secondary properties. Brokerage services may include property listing services, advisory services, transaction negotiation services and administration services. In addition to secondary property sales, the Company also assists property owners and potential tenants with leasing transactions. Commission revenues derived from brokerage services is recognized upon the execution, fulfillment of all performance obligations specified on the tri-party transaction agreement that is entered into between the seller, buyer and the Company in its capacity as broker, and cash receipt.

(5) Online decoration services

Beginning in 2015, the Company launched online decoration services, which includes interior design, remodeling, renovation, furnishing and other home improvement services. The Company generally charges the customers a fixed fee. The Company recognizes revenues based on the percentage-of-completion method and measures progress using input measures, i.e., cost-to-cost, in accordance with ASC 605-35, “Revenue Recognition Construction-Type and Production-Type Contracts.” Estimated losses, if any, are recognized during the period in which the loss becomes probable and reasonably estimable.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing Services

The Company offers marketing services on the Company’s websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. These marketing services are offered to real estate developers and to a lesser extent provider of products and services for home decoration and improvement. Marketing services allow customers to place advertisements on particular areas of the Company’s websites and mobile apps, in particular formats and over particular periods of time. Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The contracts generally do not contain any specific performance target or refund guarantee.

The service fee is negotiated between the customer and the Company but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Company’s websites and mobile apps over the specified service period. The Company performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenues are recognized ratably over the contract period, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605.

Beginning in 2015, the Group began to enter into marketing service agreements with certain real estate developers, where the Company may elect to collect the contractually stated marketing service fee in the form of (i) a designated real estate property, if transferred to the Company or sold to a third-party buyer designated by the Company prior to a pre-determined date, which typically falls at the end of the marketing service period, or (ii) cash, if the Company elects not to take the designated real estate property as settlement consideration by the pre-determined date. The Company determines the contractually stated marketing service fee under the new payment arrangements with reference to the cash price of the comparable services offered by the Company under the sole cash payment arrangements. The designated real estate property is typically a specifically identified residential unit within a residential community developed by the real estate developer and its fair value is generally commensurate with the contractually stated marketing service fee as of the date of the marketing service agreement. If the Company elects settlement through the sale of the designated real estate property to a third-party buyer, the Company is entitled to retain the entire sales proceeds. In this scenario, the Company has the sole discretion in setting the sales price of the designated real estate property to the third-party buyer but has no incentive to permit such real estate property to be sold at a price lower than the contractually stated marketing service fee, which serves as a de-facto minimal selling price, because the Company would instead accept the cash payment of the stated marketing service fee. Prior to the pre-determined date, the real estate developer is obligated not to sell, encumber or otherwise dispose of the designated real estate property without the consent of the Company.

Under these arrangements, the Company initially recognizes the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met. For the year ended December 31, 2015, the Company did not elect to collect the marketing service fees under these arrangements through a transfer or sale of the designated real estate properties, as the Company elected to collect all the marketing service fees in cash. For the year ended December 31, 2016, the Company recognized marketing service revenue of US$9,730 (2015: US$52,000) under the new payment arrangements. Since 2016, the Company ceased entering into these arrangements with real estate developers.

Instead, the Company began to provide marketing services whereby the sole consideration for the services is in the form of a specifically identified unit of a development. The Company accounts for these arrangements pursuant to ASC 845, Nonmonetary transactions, and have determined that the fair value of consideration received, i.e. the specifically identified real estate property, is more readily determinable than the marketing services surrendered. Accordingly, the fair value of property is used for measurement and revenues are recognized ratably over the service period. Revenue recognized under such arrangement was nil, nil and US$728 for the years ended December 31, 2014, 2015 and 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing Services (continued)

For certain arrangements, the Company provides marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

The Company accounts for each deliverable in the arrangement as separate unit of accounting. Revenues are allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and is recognized ratably over the duration of the service period. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or BESP if neither VSOE nor TPE is available. The total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the Company’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Company considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

The Company updated the BESP for each deliverable during the year ended December 31, 2016. In accordance with ASC 250, “Accounting Changes and Error Corrections”, changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for the years ended December 31, 2014, 2015 and 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Listing Services

Listing services revenues consist of revenues derived from both basic listing services and special listing services.

The Company’s basic and special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

(1)	Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts generally do not contain any specific performance target or refund guarantee. Delivery of services occurs by making access to the websites and mobile apps available for posting by the customers over the specified listing period. The Company performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

(2)	Special listing services

Special listing services are multiple element arrangements comprising of website listing services and other coordination of promotional themed events (“Offline Services”), such as a physical forum discussion or a banquet gathering, each with the special listing as the theme, where the Company’s customers promote their products or services to a live audience. The Offline Services do not have standalone value and are always sold with special listing services. Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. Delivery of services occurs by making access to the websites available for posting by the customers over the specified listing period and upon completion of the Offline Services. The Company performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured.

As the Offline Services do not have standalone value, a combined unit of accounting is used pursuant to ASC 605-25, “Revenue recognition–Multiple-element arrangements” whereby revenues are recognized upon delivery of the final deliverable, which is recognized ratably over the duration of the special listing service period.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Services

Financial services are provided through the Company’s online financial platform www.fangtx.com and offline micro loan subsidiaries. The Company provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to borrowers that meet the Company’s credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized using the effective interest rate method. The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection.

Other Value-added Services

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

The Company’s business is subject to BT, VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, “Revenue Recognition-Principal Agent Considerations”, all such BT, VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income (loss). BT, VAT, surcharges and cultural construction fees for the years ended December 31, 2014, 2015 and 2016 were US$44,003 and US$48,253 and US$68,007, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when the related services are performed by the Company.

Cost of Revenues

Cost of revenues consists of employee costs, BT, VAT and surcharges, rental costs incurred in relation to sublease services, labor and decoration material costs related to online decoration services, server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services. These costs are expensed when incurred.

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2014, 2015 and 2016, the advertising expenses were US$6,202, US$44,123 and US$61,762, respectively.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company applies ASC 740, “Income taxes” (“ASC 740”), to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Company’s estimated liability for unrecognized tax benefits, which is included in “accrued expenses and other liabilities”, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2014, 2015 and 2016, US$7,205 and US$4,936, US$6,469 respectively, of government grants were recognized as non-operating income.

Share-based Compensation

The Company’s employees and directors participate in the Company’s share-based award incentive plan which is more fully discussed in Note 17. The Company applies ASC 718, “Compensation-Stock Compensation” (“ASC 718”), to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

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

FANG HOLDINGS LIMITED

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

Derivative Instruments

ASC 815, “Derivatives and Hedging”, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was insignificant for all of the years presented.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the consolidated balance sheets, includes (i) the cumulative foreign currency translation adjustments, (ii) unrealized gain (loss) on available-for-sale securities, and (iii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities.

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

FANG HOLDINGS LIMITED

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Group has early adopted the ASU 2015-17 when preparing for the financial statement for the year ended December 31, 2016 on a prospective basis and no retrospective adjustment was made for the consolidated balance sheet as of December 31, 2015.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 involves several aspects of the accounting for shared-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flow. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2016-09 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2016, the Company had US$590,540 in cash and cash equivalents, restricted cash (current) and short-term investments, 93.8% and 6.2% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring of outstanding balances. The Company regularly reviews the creditworthiness of its customers, and requires collateral from its customers in certain circumstances when accounts receivables become long overdue.

Funds receivable represent amounts due from third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable.

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2016, no single borrower comprised a significant portion of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2014, 2015 and 2016.

Concentration of Revenues

Revenues from marketing services represented 42%, 28.3% and 18% of the total gross revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from E-commerce services represented 35%, 54% and 63% of the total gross revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Any disruption in the provision of marketing services and E-commerce services to customers may adversely affect the Company’s business, financial condition and results of operations.

Current Vulnerability Due to Certain Other Concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

Current Vulnerability Due to Certain Other Concentrations (continued)

The Company almost transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC.

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

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In 2016, a foreign invested entity mainly owned and ultimately controlled by our WFOE obtained the ICP to operate www.fang.com. In addition, previously PRC regulations require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC and such operating record requirement has been removed in 2016.

The Company conducts its operations in the PRC through contractual arrangements entered into between the WOFEs and the PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future PRC Domestic Entities or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, revoking the business licenses or operating licenses of WOFEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, shutting down the Company’s servers or blocking the Company’s websites, discontinuing or placing restrictions or onerous conditions on the Company’s operations, requiring the Company to undergo a costly and disruptive restructuring, or enforcement actions that could be harmful to the Company’s business. Any of these actions could cause significant disruption to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of PRC Domestic Entities or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the PRC Domestic Entities.

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

Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Company’s PRC Domestic Entities and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with PRC Domestic Entities and their nominee shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC law and regulations in all material respects.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of December 31,
	2015	2016
	US$	US$
Short-term investments
Fixed-rate time deposits	62,559	42,929

Long-term investments:
Available-for-sale securities:
- Yirendai Ltd. ("Yirendai")	985	-
- Color Life Service Group ("Color Life")	23,703	20,606
- Hopefluent Group Holdings Limited ("Hopefluent")	31,339	31,033
	56,027	51,639
Cost method investments:
- Shenzhen World Union Properties Consultancy Co., Ltd. ("World Union")	121,394	107,088
- Sindeo, Inc. ("Sindeo")	5,000	2,768
- Guilin Bank	-	12,173
- Xian Chuangdian Quancheng Real Estate Consultant Limited (“Chuangdian”)	-	3,294
- Tospur Real Estate Consulting Co., Ltd. ("Tospur")	62,257	54,918
	188,651	180,241

	244,678	231,880

As of December 31, 2015 and 2016, the Company held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$27,166, US$9,474 and US$11,367 were recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

Dividends from the long-term investments of nil, US$1,333 and US$3,281 were recognized as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015, the Company had acquired a total of 103,935 shares of Yirendai, a New York Stock Exchange (“NYSE”) listed company, for US$995. The investment constituted a 0.18% ownership in Yirendai and was classified as an available-for-sale security. As of December 31, 2015, the market price of Yirendai was US$985 and the unrealized loss of US$10 was recorded in other comprehensive income (loss). In 2016, the Company acquired an additional 283,408 shares of Yirendai for a total consideration of US$1,496. The total cost amounted to US$2,491. The investment constituted a 0.66% ownership in Yirendai and was classified as an available-for-sale security. In August 2016, the Company sold all its shares in Yirendai for a total consideration of US$13,074, and recognized a gain of US$10,583 in the consolidated statements of comprehensive income (loss).

On June 27, 2014, the Company acquired 27,551,733 shares of Color Life, a Hong Kong listed company, for US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2015, the market price declined to US$23,703 (December 31, 2014: US$24,091) and an unrealized loss of US$388 was recorded in other comprehensive income (loss). As of December 31, 2016, the market price further declined to US$20,606 and an unrealized loss of US$3,097 was recorded in other comprehensive income (loss).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4	INVESTMENTS (continued)

In November 2014, the Company acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, for US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. During the year ended December 31, 2014, the market price of Hopefluent declined significantly. As a result, an other-than-temporary impairment loss of US$8,417 was recognized in the year ended December 31, 2014 and the new cost basis of the available-for-sale security was US$34,944 as of December 31, 2014. As of December 31, 2015, the market price of investment in Hopefluent continued to decrease to US$31,339. The Company evaluates the duration and extent to which the fair value of a security is less than its cost; the financial condition of the issuer and any changes thereto; and the Company’s intent to sell, or whether it will more likely than not be required to sell, the security before recovery of its amortized cost basis. As a result, the Company did not consider Hopefluent to be other-than-temporarily impaired and accordingly an unrealized loss of US$3,605 was recorded in other comprehensive income (loss). As of December 31, 2016, the market price declined to US$31,033 and an unrealized loss of US$306 was recorded in other comprehensive income (loss). As at May 11, 2017, the market price of the investment in Hopefluent recovered to US$33,235.

On May 29, 2015, the Company acquired an aggregate of 145,376,744 shares of World Union, a PRC listed company, at a total consideration of US$121,394. The investment constituted a 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment, as the Company could not freely sell the shares due to a lock-up provision of 36 months. On April 8, 2016, World Union declared a dividend distribution. Four shares were distributed to investors for every ten shares held. The Company’s shareholding increased from 145,376,744 shares to 203,527,442 shares. No impairment on the investment in World Union was recognized for the year ended December 31, 2016.

On October 29, 2015, the Company acquired 11.03% of the share capital of Sindeo, a non-listed company, for US$5,000. The investment in Sindeo was classified as a cost method investment, as the Company does not have significant influence over Sindeo and because there is no readily determinable fair value. During the year ended December 31, 2016, an impairment loss of US$2,232 was recorded in the statement of comprehensive income (loss) as Sindeo’s financial condition had deteriorated as evidenced by significant operating losses.

On July 12, 2016, the Company acquired an aggregate of 30,595,859 shares of Guilin Bank, a PRC non-listed company, for US$12,173. The investment constituted a 0.01% ownership in Guilin Bank and was classified as a cost method investment, as the Company does not have significant influence over Guilin Bank and because there is no readily determinable fair value. No impairment on the investment in Guilin Bank was recognized for the year ended December 31, 2016.

On January 21, 2016, the Company acquired an aggregate of 4,411,765 shares of Chuangdian, which is listed on the National Equities Exchange and Quotations (“NEEQ”) in the PRC, for a total consideration of US$3,294. The investment constituted a 15% ownership in Chuangdian and was classified as a cost method investment, as the Company does not have significant influence and because there is no readily determinable fair value, as the breadth and scope of NEEQ is not comparable to equivalent U.S markets. No impairment on the investment in Chuangdian was recognized for the year ended December 31, 2016.

On December 10, 2014, the Company acquired 16% of the share capital of Tospur, a non-listed company, for US$62,257. The investment in Tospur was classified as a cost method investment, as the Company does not have significant influence over Tospur and because there is no readily determinable fair value. No impairment on the investment in Tospur was recognized for the year ended December 31, 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4	INVESTMENTS (continued)

The following is a summary of the available-for-sale securities as of December 31, 2015 and 2016:

	Original Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2015
- Color Life	13,583	10,120	-	23,703
- Hopefluent	34,944	-	(3,605)	31,339
- Yirendai	995	-	(10)	985

	49,522	10,120	(3,615)	56,027
December 31, 2016
- Color Life	13,583	7,023	-	20,606
- Hopefluent	34,944	-	(3,911)	31,033

	48,527	7,023	(3,911)	51,639

As of December 31, 2015 and 2016, the total losses for securities with net losses in accumulated other comprehensive income (loss) were US$3,615 and US$3,911, respectively. The following table shows all available-for-sale securities in an unrealized loss position for which an other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	As of December 31, 2016
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Hopefluent	31,033	(306)	-	(3,605)	31,033	(3,911)

Total available-for-sale securities	31,033	(306)	-	(3,605)	31,033	(3,911)

	As of December 31, 2015
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Hopefluent	31,339	(3,605)	-	-	31,339	(3,605)
Yirendai	985	(10)	-	-	985	(10)

Total available-for-sale securities	32,324	(3,615)	-	-	32,324	(3,615)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2015	2016
	US$	US$

Accounts receivable	178,580	128,038
Allowance for doubtful accounts	(31,064)	(34,366)

Accounts receivable, net	147,516	93,672

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	15,019	21,397	31,064
Additional provision charged to expenses	17,377	18,649	30,025
Write-offs	(10,933)	(7,209)	(24,250)
Foreign currency translation adjustments	(66)	(1,773)	(2,473)

Balance at end of year	21,397	31,064	34,366

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2015	2016
	US$	US$

Prepaid expenses	15,364	13,092
Advance to employees	1,623	1,334
Receivable from a broker for exercise of employee stock options	237	-
Rental deposits and others	10,273	7,668
Interest receivable	13,168	1,021
Rent paid to original lessors for sublease services	15,882	6,793
Receivable for real estate properties	-	989
Others	3,718	8,927

	60,265	39,824

7.	LOANS RECEIVABLE

Beginning in August 2014, the Company launched its financial services business and platform via www.fangtx.com (formerly known as www.txdai.com). The Company initially provided secured and unsecured loans to both individuals and businesses, but ceased to provide loans to businesses by end of 2015. Loans made to individuals were primarily unsecured and were mortgage and bridge loans to secure purchase of secondary property prior to sale of primary property as well property renovations.

Secured loans

As of December 31, 2016 and 2015, the duration of secured loans ranged from one to 36 months, and had interest rates ranging from 6% to 24% per annum and 6% to 26% per annum. As of December 31, 2016 and 2015, the total outstanding balance is US$7,031 and US$19,255.

Unsecured loans

As of December 31, 2016 and 2015, the duration of unsecured loans ranged from one to 36 months, and had interest rates ranging from 1% to 28.08% per annum and 4% to 24% per annum. As of December 31, 2016 and 2015, the total outstanding balance is US$55,479 and US$306,740.

Loans held for investment are recorded at outstanding principal adjusted for any charge-offs, allowance for loan losses and loan origination costs, while loans held for sale are reported at the lower of cost or fair value.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. The Company considers various factors in evaluating loans receivable for possible impairment on an individual basis. These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivables balances. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. When the evaluation indicates that it is probable that the scheduled interest and principal payments due per the loan agreement are unlikely to be collected, such loan receivable is considered impaired. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. The Company evaluates the remainder of its loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, Loss Contingencies, and records an allowance for credit loss at the portfolio segment level. When evaluating the loans receivable on a collective basis, the Company applies a formula-based percentage utilizing historical loss data to calculate the collective allowance.

The Company’s internal credit risk ratings are categorized into three categories: pass, special attention and non-performing. A “pass” rating represents the highest quality loans receivable. Typically, the Company considers loans receivable with a risk rating of non-performing to be fully impaired, or up to the fair value of collateral, if any.

The Company derives internal credit risk rating by taking into consideration various customer-specific factors, such as the Company’s specific historical experience with the borrower. Such credit risk rating is updated when facts or circumstances change. Loans receivable are written off at the point when they are considered uncollectible, and all outstanding balances, including any previously earned but uncollected interest income, will be reversed and charged against the allowance for credit loss.

The internal credit risk rating considerations are as follows:

•  Pass: Loans for which borrowers are expected to honor the terms of the contracts. There are no indicators to question the borrowers’ ability to repay the principal and accrued interest in full and on a timely basis.

•  Special attention: Loans for which borrowers are currently able to repay the principal and no interests are accrued when considered impaired or overdue more than 90 days, the repayment of loans might be adversely affected by some factors.

•  Non-performing: Loans for which borrowers may not able to repay the principal and accrued interest in full. These loans are fully provided for unless secured by collateral

The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. After an impaired loans receivable has been placed on nonaccrual status, interest will be recognized when cash is received on a cash basis method-cost recovery. A loan receivable may be returned to accrual status after all of the borrower’s delinquent balances of principal and interest have been settled, and the borrower remains current for an appropriate period. The outstanding balance of nonaccrual loans as of December 31, 2016 and 2015 were US$3,313and US$2,024.

A summary of the Company’s loans receivables is presented as follows:

	As of December 31, 2015	As of December 31, 2016
	US$’000	US$’000
Personal loans	325,995	62,510
Total Loans receivable	325,995	62,510

Allowance for loan losses
Individually assessed	577	541
Collectively assessed	3,079	3,195
Loans receivable, net	322,339	58,774

Current portion	266,990	41,966
Non-current portion	55,349	16,808

For the years ended December 31, 2014, 2015 and 2016, a provision of nil, US$3,656 and 3,736, respectively, were charged to the consolidated statements of comprehensive income (loss), respectively, while no charge-offs against provisions occurred.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator as of December 31, 2016 and 2015, respectively:

Internal credit risk rating	As of December 31, 2015%		As of December 31, 2016%
	US$		US$
Pass	323,129	99.1	59,196	94.7
Special attention	1,266	0.4	1,158	1.9
Non-performing	1,600	0.5	2,156	3.4

Total	325,995	100	62,510	100

On December 31, 2015 and 2016, non-performing loans of US$1,600 and US$2,156, were not provided for as they were secured by collateral of US$1,204 and nil, respectively.

The following tables represent the aging of loans by portfolio segment as of December 31, 2015 and 2016, respectively:

As of December 31,2016	90-179 days past due	180-365 days past due	Over 1year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	593	1,390	1,206	3,189	45,224	62,510

Total	593	1,390	1,206	3,189	45,224	62,510

As of December 31,2015	90-179 days past due	180-365 days past due	Over 1year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	320	356	924	1,600	324,395	325,995

Total	320	356	924	1,600	324,395	325,995

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

Allowance for loan losses

The following tables present the activity in the allowance for loan losses in loans receivable by loan portfolio as of and for the year ended December 31, 2014, 2015 and 2016, respectively:

For the year ended December 31, 2016	Personal	Total
Beginning balance	3,656	3,656
Provision	80	80
Write offs	-	-
Ending balance	3,736	3,736
Ending balance: individually evaluated for impairment	541	541
Ending balance: collectively evaluated for impairment	3,195	3,195
Loans
Of which individually evaluated for impairment	4,570	4,570
Of which collectively evaluated for impairment	57,940	57,940

For the year ended December 31, 2015	Personal	Total
Beginning balance	-	-
Provision	3,656	3,656
Write offs	-	-
Ending balance	3,656	3,656
Ending balance: individually evaluated for impairment	577	577
Ending balance: collectively evaluated for impairment	3,079	3,079
Loans
Of which individually evaluated for impairment	13,956	13,956
Of which collectively evaluated for impairment	312,039	312,039

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2015	2016
	US$	US$

Buildings	281,801	263,392
Office equipment	35,751	40,288
Motor vehicles	1,833	1,531
Leasehold improvement	13,445	21,627
Land	37,421	37,421

Total	370,251	364,259
Less: Accumulated depreciation	(44,216)	(62,759)

Construction in progress	469	18,397

	326,504	319,897

Depreciation expenses were US$11,624, US$14,668 and US$25,004 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company is still in the process of obtaining the property ownership certificates for certain buildings with aggregate net carrying values of US$29,727. Subsequent to December 31, 2016, the Company obtained property ownership certificates for certain buildings amounting to US$13,770. As the transfer of ownership of the buildings have been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Company, the Company has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2015 and 2016.

9.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of December 31,
	2015	2016
	US$	US$

Buildings	135,299	239,827
Others	2,416	885

Total	137,715	240,712

Deposits for buildings represent interest-free non-refundable deposits for the purchases of certain office buildings: (i) an office building in Beijing in the PRC for US$224,507; (ii) two floors of an office building in Chongqing, Sichuan province in the PRC for US$13,084; and (iii) two floors of an office building in Changzhou, Jiangsu province in the PRC for US$2,236.

As of December 31, 2016. US$224,506 of deposit for non-current assets have been pledged US$87,920 bank borrowings from financial institutions in China

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2015	2016
	US$	US$

Rental and other deposits	2,375	4,933
Rental deposits paid to lessors for sublease services	4,420	1,711
Others	774	747

	7,569	7,391

11.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2015	2016
	US$	US$

Short-term loans	100,000	212,734

Long-term loans	-	65,190

Short-term loans as of December 31, 2015 and 2016 represents US$ denominated bank borrowings of US$100,000 and US$190,000, respectively, obtained from financial institutions in the United States. These bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$103,179 and US$209,642 as of December 31, 2015 and 2016, respectively, and were classified as “restricted cash, current” on the consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates of three month London InterBank Offered Rate (“LIBOR”) plus 0.9% to 1.05% (2015: LIBOR plus 1.0%). During the year ended December 31, 2016, US$100,000 of short-term loans were repaid and the related pledged deposits amounting to US$103,179 were released by the respective financial institutions.

The weighted average interest rate for all short-term borrowings for the years ended December 31, 2015 and 2016 was approximately 1.4% and 1.92%, respectively.

Long-term bank loans as of December 31, 2016 represents bank borrowings from financial institutions in China for the purchase of a building in Beijing, PRC. The Company borrowed a total of US$87,920. US$22,730 of the bank loans were re-classified to short term loans because i) US$13,420 were repayable on demand as the Company did not meet certain loan covenants, and ii) US$9,310 is repayable within twelve months.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of December 31,
		2015	2016
		US$	US$

Payroll and welfare benefit		37,241	18,467
Other taxes and surcharges payable	(1)	42,484	39,824
Accrued unrecognized tax benefits and related interest and penalties	Note 16	104,211	121,856
Amounts payable to employees		3,493	2,162
Amounts payable to sales and marketing agents		82,769	74,669
Accrued rental expenses		1,118	209
Amounts due to foremen and suppliers of decoration services	(2)	23,765	4,872
Amounts due to Tianxiajin investors	(3)	23,985	1,530
Down payments collected on behalf of secondary home sellers		4,452	3,116
Cash incentives payable to home buyers	(4)	14,594	14,271
Amounts payable for purchase of treasury stock	(5)	—	9,861
Others		23,481	27,702

		361,593	318,539

(1)	Other taxes and surcharges payable consist of BT, VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

(2)	Amounts due to foremen and suppliers of decoration services consist of service fees to the foremen and decoration materials cost to suppliers. In 2016, the Company gradually ceased providing decoration services.

(3)	This amount represents refundable deposits due to Tianxiajin investors. In 2016, the Company gradually ceased providing such services through its online financing platform.

(4)	Cash incentives payable to home buyers, are payable when home buyers successfully purchase new properties through the Company’s platform and successfully registers on the Company’s website.

(5)	This amount represents the purchase of treasury stock. The balance was subsequently settled in January 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.	CUSTOMERS’ REFUNDABLE FEES

Roll-forward of customers’ refundable fees:

	As of December 31,
	2015	2016
	US$	US$
Balance at beginning of year	42,392	59,107
Cash received from customers during the year	392,750	371,837
Revenue recognized during the year	(204,282)	(272,083)
Payments to sales and marketing agents during the year	(95,212)	(33,251)
Refunds paid during the year	(73,526)	(90,061)
Amounts payable to real estate developers	-	(4,674)
Foreign currency translation adjustments	(3,015)	(2,245)
Balance at end of year	59,107	28,630

14.	CONVERTIBLE SENIOR NOTES

On December 4, 2013, the Company issued US$400,000, including an US$50,000 overallotment option (the “Overallotment Option”) which was exercised on January 3, 2014, of convertible senior notes which will mature on December 15, 2018 (collectively the “December 2018 Notes”). The total net proceeds from the December 2018 Notes were US$390,455. The investors may convert the December 2018 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the December 2018 Notes is initially 9.6839 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$103.26 per ADS), subject to adjustment as described in the respective Subscription Agreement.

Investors of the December 2018 Notes had the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016, and this was exercised accordingly. The Company repurchased a total of US$394,300 of the Notes, which represents approximately 98.6% of the outstanding principal amount of the Notes prior to such repurchase. The remaining balance of US$570 were reclassified to convertible senior notes-noncurrent, as it is repayable on December 15, 2018.

On September 24, 2015, the Company issued (i) 3,418,803 Class A ordinary shares for US$100,000 and (ii) US$100,000 of convertible notes which will mature on September 24, 2022 (the “September 2022 Notes”) to Safari Group. The Safari Group is beneficially owned by the Carlyle Group (“Carlyle”) (72%) and Ateefa Limited, a company owned by Vincent Tianquan Mo (28%). A representative of Carlyle is entitled to hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least 1% of the Company’s total outstanding share capital calculated on a fully-diluted basis. The total net proceeds from the Class A ordinary shares and the September 2022 Notes were US$199,645. The investors may convert the September 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the September 2022 Notes is initially 27.9086 Class A Shares per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

On November 4, 2015, the Company issued (i) an aggregate of 8,436,581 Class A shares for an total consideration of US$246,770 and (ii) US$200,000 of convertible notes which will mature on November 3, 2022 (the “November 2022 Notes”). The total net proceeds from the Class A ordinary shares and the November 2022 Notes were US$446,059. The investors may convert the November 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the November 2022 Notes is initially 27.9086 Class A Shares, representing Class A ordinary shares at par value HK$1.00 per share, per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

The December 2018 Notes, the September 2022 Notes and the December 2022 Notes bear interest at the rate of 2.00%, 1.50% and 1.50% per annum, respectively, payable semi-annually. The December 2018 Notes, September 2022 Notes and November 2022 Notes are collectively referred to as the “Notes”.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

The Company intends to use the proceeds of the Notes for general corporate purposes, including development of new products and services, working capital, capital expenditures, business expansion and potential business acquisitions, technologies and/or products.

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

We adopted ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts on a retrospective basis starting from 2016 and a retrospective adjustment was made for the consolidated balance sheet as of December 31, 2015. The issuance costs were previously presented as non-current asset and currently presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets as of December 31, 2016. The impact of the adoption of ASU 2015-03 for each year presented was insignificant.

The issuance costs of US$9,545, US$355 and US$711 of the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, respectively, were amortized as interest expense using the effective interest rate method through the maturity date of the respective Notes.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	US$	US$
Principal amount	700,000	305,700
Unamortized discount and debt issuance costs	(15,397)	(10,432)

	684,603	295,268

The effective interest rate was 2.86%, 1.56% and 1.56% for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, respectively. For the years ended December 31, 2014, 2015 and 2016, the Company recognized interest expense related to the Notes of US$8,111, US$8,904 and US$17,001, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

Accounting treatment

The Notes were originally recorded as long-term debt. The Company evaluated the embedded conversion features contained in the Notes in accordance with ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 to determine if the conversion options require bifurcation.

The conversion option was not required to be bifurcated because the conversion options of the December 2018 Notes and the September 2022 Notes are indexed to the Company’s ADSs and Class A ordinary shares, respectively, and meet all additional conditions for equity classification. Since the conversion options were not required to be bifurcated, the Company then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the December 2018 Notes and the September 2022 Notes and concluded that there is no BCF because the effective conversion price of the December 2018 Notes and the September 2022 Notes exceeded the fair value of the Company’s ADSs and Class A ordinary shares at their respective commitment dates. For the November 2022 Notes, the Company recognized a BCF of US$12,113 through a credit to additional paid-in capital because the fair value per Class A ordinary share of US$38.00 exceeded the most favorable conversion price of US$35.83 at the commitment date on November 4, 2015. The resulting discount of US$12,113 to the November 2022 Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statements of comprehensive income (loss) over the term of the November 2022 Notes.

In connection with the make-whole fundamental change provision within the Notes agreements, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes will be increased if the Holders decide to convert. As (i) the fair value of the ADSs into which the December 2018 Notes is convertible plus the make-whole ADSs and (ii) the fair value of the Class A ordinary shares into which the September 2022 Notes and the November 2022 Notes are convertible plus the make-whole Class A ordinary shares, respectively, do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the December 2018 Notes and Class A ordinary shares for the September 2022 and the November 2022 Notes, and are required to be bifurcated. The fair values of the make-whole features were insignificant for the years ended December 31, 2014, 2015 and 2016.

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

The Company evaluated the contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date, and their fair values were insignificant for the years ended December 31, 2014, 2015 and 2016. For the embedded contingent interest features not bifurcated from the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2015 and 2016. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

As of December 31, 2016, aggregate future principal payments for long-term debt, including short-term and long-term loans (Note 11) were as follows:

US$

2017	212,734
2018	13,150
2019	7,450
2020	7,450
2021 and thereafter	342,839

583,623

15.	SHAREHOLDERS’ EQUITY

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

In 2015, the Company completed various follow-on offerings which resulted in 70,736,679 Class A ordinary shares issued and outstanding as of December 31, 2015.

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2014, 2015 and 2016.

Treasury stock

Treasury stock represents shares repurchased and held by the Company. Treasury stock is accounted for under the cost method. On February 25, 2016, the board of directors approved a plan to repurchase ADS amounting to US$200,000 on the open market within a year. As of December 31, 2016, under the repurchase plan, the Company had repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$136,615. The repurchased shares are classified as “treasury stock” in shareholders’ equity on the Company’s consolidated balance sheets.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. On February 10, 2015, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$82,751. As of December 31, 2015, all dividends declared had been paid.

FANG HOLDINGS LIMITED

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$955,571 and US$742,676 as of December 31, 2015 and 2016, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016 are disclosed in Note 25.

FANG HOLDINGS LIMITED

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2016.

United States of America

Subsidiaries incorporated in the United States of America do not conduct any substantive operations of their own. No provision for United States of America income tax has been made in the financial statements as these subsidiaries have no assessable income for the three years ended December 31, 2016. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2015 and 2016. In 2011, Best Work acquired a property in New York, the United States of America and claimed certain business expense deductions on its United States of America tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the United States of America federal and New York state tax authorities.

Singapore

A subsidiary was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2016.

FANG HOLDINGS LIMITED

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

The Company obtained new HNTE certificates for its various subsidiaries i.e. SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology, Beijing JTX Technology and Hong An Tu Sheng in November 2015. Therefore, these six subsidiaries can enjoy the preferential tax rate of 15% in years 2015, 2016 and 2017. Although Hong An Tu Sheng obtained the HNTE certificate, it is entitled to the preferential tax rate of 12.5% in 2015 as it had previously obtained the Software Enterprise status, which entitles it to a “two-year exemption, three-year 50% reduction” holiday beginning January 1, 2011. The Company newly applied for the HNTE status for Beijing Tuoshi in 2016 and received the new HNTE certificates in December 2016. Beijing Tuoshi can enjoy the preferential tax rate of 15% in years 2016, 2017 and 2018.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Company’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to the two-year EIT exemption for years 2013 and 2014 and a reduced EIT rate of 12.5% for years 2015, 2016 and 2017.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2016, the Company had not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Income (loss) before income taxes consisted of:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
PRC	365,370	(5,008)	(136,773)
Non-PRC	(30,544)	(16,030))	(7,878)

	334,826	(21,038)	(144,651)

Income tax expenses (benefits) comprised:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Current tax expense	54,270	26,456	27,685
Deferred tax expense (benefit)	27,339	(32,361)	(2,701)

	81,609	(5,905)	24,984

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Income (loss) before income taxes	334,826	(21,038)	(144,651)
Income tax at applicable tax rate of 25%	83,707	(5,260)	(36,163)
Effect of international tax rate differences	4,208	847	(598)
Non-deductible expenses	10,337	2,145	18,891
Effect of tax holidays or preferential tax rates	(54,757)	(5,985)	(5,759)
Effect of tax rate changes	(4,769)	-	-
Investment basis difference in the PRC Domestic Entities	3,884	(335)	(2,757)
Withholding tax	23,164	(30,578)	-
Research and development super-deduction	(2,284)	(1,667)	-
Changes in valuation allowance	(82)	28,041	30,856
Unrecognized tax benefits	393	(8,133)	-
Changes in interest and penalties on unrecognized tax benefits	17,808	15,020	15,270

	81,609	(5,905)	24,984

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2014	2015	2016
	US$	US$	US$

Balance at beginning of year	24,756	50,983	70,296
Increase relating to prior year tax positions	26,307	32,227	5,070
Increase relating to current year tax positions	-	5,124	4,769
Decrease relating to reversal of prior years’ tax position	-	(14,059)	-
Decrease relating to expiration of applicable statute of limitations	-	(1,787)	-
Foreign currency translation adjustments	(80)	(2,192)	(1,202)

Balance at end of year	50,983	70,296	78,933

As of December 31, 2015 and 2016, the Company had recorded US$104,211 and US$121,856 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “accrued expenses and other liabilities”. As of December 31, 2015 and 2016, unrecognized tax benefits of US$61,770 and US$67,346, respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2014, 2015, and 2016, the Company recognized US$17,808, US$15,020 and US$15,270 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$42,441 and US$54,510 as of December 31, 2015 and 2016, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2012 through 2016, the US subsidiaries’ tax years 2014 through 2016 and the Hong Kong subsidiaries’ tax years 2011 through 2016 remain open to examination by the respective taxing jurisdictions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

The aggregate amount	(54,757)	(5,985)	(5,759)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
-Basic	0.67	0.07	0.06
-Diluted	0.59	0.07	0.06

The components of deferred taxes were as follows:

	As of December 31,
	2015	2016
	US$	US$

Deferred tax assets
Net operating losses	34,807	63,084
Impairment of funds receivable	-	348
Impairment of loans receivable	-	65
Overcharged advertising and promotion fee	-	90
Share based compensation	4,263	5,351
Less: Valuation allowance	(33,580)	(64,166)

Total deferred tax assets, net	5,490	4,915

Deferred tax liabilities
Investment basis in the PRC entities	(62,224)	(57,413)
BaoAn Acquisition – Property	(14,407)	(13,011)

Deferred tax liabilities	(76,631)	(70,424)

As of December 31, 2016, the Company had net operating losses from several of its PRC entities of US1,325, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2016 will expire in years 2017 to 2021 if not utilized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2015 and 2016, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$28,716 and US$28,716 were provided for the withholding tax of the PRC entities as of December 31, 2015 and 2016, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$33,508 and US$29,297 as of December 31, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$475,620 and US$309,641 as of December 31, 2015 and 2016, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$47,562 and US$30,964 as of December 31, 2015 and 2016, respectively.

FANG HOLDINGS LIMITED

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

Stock related award incentive plan of 2015

On June 4, 2015, the Company’s board of directors and shareholders approved the 2015 Stock Related Award Incentive Plan (the “2015 Plan”). Under the 2015 Plan, the Company may issue up to 1.5% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The purpose of the 2015 Plan was to recognize and acknowledge the contributions made to the Company by eligible employees and to promote the success of the Company’s business. The 2015 Plan allows the board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Company’s board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the detail rules.

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

A summary of the equity award activity under the 1999 Plan, 2010 Plan and 2015 Plan for the year ended December 31, 2016 was stated below:

Options Granted to Employees and Directors	Number of Shares (*)	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2015	8,240,623	13.80	4.21	5.98	US$	190,761
Granted	2,738,200	21.02	10.52
Forfeited	(527,191)	27.33	9.41
Expired	(282,798)	8.10	2.50
Exercised	(363,417)	10.44	3.77
Outstanding, December 31, 2016	9,805,417	15.38	5.77	6.20	US$	10,011
Vested and expected to vest at December 31, 2016	9,805,417	15.38	5.77	6.20	US$	10,011
Exercisable at December 31, 2016	7,283,716	13.61	4.22	5.04	US$	20,328

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2016 and the exercise price.

The weighted average grant-date fair value per share of options granted for the year ended December 31, 2016 was US$10.52. Total options granted for the years ended December 31, 2015 and 2016 were 2,263,092 and 2,738,200. Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was US$45,826, US$12,853 and US$10,011, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

As of December 31, 2016, there was US$24,968 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 3.23 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value for stock options granted during the year ended December 31, 2016 under the 2015 Plan was estimated using the Black-Scholes option pricing model. The volatility assumption was estimated based on the price volatility of the shares of the Company and comparable companies in the internet media business. The expected term was estimated based on the resulting output of the Black-Scholes option pricing model. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The dividend yield of nil are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2016.

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
2016

Risk-free interest rate	1.97% to 2.23%
Dividend yield	nil
Expected volatility range	49.66% to 50.18%
Weighted average expected life	6.35 years
Estimated forfeiture rate	-
Fair value of ordinary share	US$6.85 to US$7.60

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

Cost of revenues	782	471	443
Selling expenses	1,122	446	512
General and administrative expenses	2,778	3,485	5,597

	4,682	4,402	6,552

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board up until February 25, 2016

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel ("Guangxi Wharton")	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation, Inc. ("Research Center")	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC ("Upsky Long Island")	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (formerly known as "Crowne Plaza San Francisco-International Airport") ("Upsky San Francisco")	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC ("Upsky Lighthouse")	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo

New York Military Academy	A company of which Vincent Tianquan Mo is a director

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2014, 2015 and 2016:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

Office building leased from:
-Vincent Tianquan Mo	174	169	154
Management fee incurred:
-Beihai Silver Beach	700	470	421
Hotel service fee incurred:
- Beihai Silver Beach	-	-	113
- Upsky San Francisco	7	20	17
- Upsky Lighthouse	-	1	-
- Upsky Long Island	203	116	81
Training fee incurred
- New York Military Academy	-	-	111

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, United States of America, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2014, 2015 and 2016.

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$174, US$169 and US$154 and the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, respectively.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for the years ended December 31, 2014, 2015 and 2016 were US$700, US$470 and US$421, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December31, 2014, 2015 and 2016 (continued):

Hotel service fee

For the year ended December 31, 2014, Upsky San Francisco and Upsky Long Island provided hotel accommodation to the Company amounting to US$7 and US$203, respectively. For the year ended December 31, 2015, Upsky San Francisco, Upsky Long Island and Upsky Lighthouse provided hotel accommodation to the Company amounting to US$20, US$116 and US$1, respectively. In the year ended December 31, 2016, Upsky San Francisco, Upsky Long Island and Beihai Silver Beach provided hotel accommodation to the Company amounting to US$17, US$81and US$113.

Training service fee

In the year ended December 31, 2016, New York Military Academy, a company of which Vincent Tianquan Mo is a director, provided training service to the Company amounting to US$111.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Company entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name www.youtx.com for five years at nil consideration.

Nanning Xuyin holds shares of Guilin Bank Co., Ltd (“Guilin Bank”)

As of December 31, 2015, Nanning Xuyin, which is 80% owned by Vincent Tianquan Mo, held 73,430,061 shares of Guilin Bank that were pledged by a third-party for its overdue receivables to the Company through an entrustment agreement. In 2016, 30,595,859 shares of Gulin Bank have been transferred to the Company from Naning Xuying.

Acquisition of Beijing Gutianxia Information Co., Ltd (“Gutianxia”)

The company has engaged Gutianxia to enter into pledged agreements on behalf of the Company with certain real estate developers, who provide individual properties as collateral of accounts receivable. On December 30, 2016, Beijing Fang Network Technology Co., Ltd, one of the wholly owned subsidiaries of the Company entered into various VIE agreements with its legal shareholders, i.e. Vincent Tianquan Mo and Richard Jiangong Dai and obtained control over Gutianxia for zero consideration as the fair value of acquired assets and liabilities of the Gutianxia is not material.

c)	The Company had the following related party balances as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	US$	US$
Amounts due from a related party:
- Beihai Silver Beach	262	197

The balances as of December 31, 2015 and 2016 represented outstanding management fees which were unsecured and interest-free.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$19,632, US$46,861 and US$79,676 for the years ended December 31, 2014, 2015 and 2016, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2016, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2017	70,851
2018	33,850
2019	8,505
2020	3,873
2021 and thereafter	574

117,653

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 18. For the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases were US$14,302, US$33,769 and US$66,330, respectively.

Income taxes

As of December 31, 2016, the Company had accrued US$121,856 for unrecognized tax benefits (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2016, the Company classified the accrual for unrecognized tax benefits as a current liability.

Guarantees

In accordance with ASC 460, the Company determined that the fair value of the guarantees provided on the transferred mortgage and unsecured loans and guaranteed loans (Note 7) was insignificant as of December 31, 2016 because the potential exposure to the Company was minimal, as (i) each transferred mortgage loan and guaranteed loan was guaranteed by the borrower’s assets with a fair value substantially greater than the loan principal amounts, and (ii) each transferred unsecured loan was separately assessed by the Company based on recovery risk and the likelihood of default was considered remote. Additionally, no contingent liability was recorded as of December 31, 2016 as there were no indicators that the borrowers will default in the foreseeable future.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.	SEGMENT REPORTING

In accordance with ASC 280, “Segment Reporting”, the Company’s chief operating decision maker has been identified as the executive chairman of the board of directors and chief executive officer, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

Entity-wide disclosures

The Company’s revenues by its four product groups, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group were summarized as follows:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
E-commerce services:
New home	244,294	318,612	265,583
Other product groups	50	156,198	312,101

Total E-commerce service revenues	244,344	474,810	577,684

Marketing services:
New home	260,333	219,057	144,631
Secondary and rental properties	1,093	2,498	1,635
Home furnishing and improvement	33,058	28,307	19,171

Total marketing service revenues	294,484	249,862	165,437

Listing services:
Secondary and rental properties	124,172	83,972	94,507
Research	19,019	21,540	22,959
Other product groups	2,463	2,410	643

Total listing service revenues	145,654	107,922	118,109

Other value-added services
Research	15,165	21,373	25,559

Total other value-added services revenues	15,165	21,373	25,559

Financial services:
New home	2,927	20,156	22,724
Other product groups	308	9,426	6,878

Total financial service revenues	3,235	29,582	29,602

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$52,974 and US$57,414 as of December 31, 2015 and 2016, respectively, which are located in the United States of America and under construction in 2016.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2014		2015		2016
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings (Loss) per share - basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-basic	178,214	75,003	(10,783)	(4,313)	(125,531)	(44,104)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	57,826,485	24,336,650	60,834,236	24,336,650	69,269,099	24,336,650
Denominator used for basic earnings (loss) per share	57,826,485	24,336,650	60,834,236	24,336,650	69,269,099	24,336,650
Earnings (loss) per share - basic	3.08	3.08	(0.18)	(0.18)	(1.81)	(1.81)

Earnings (loss) per share - diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share	177,993	75, 224	(10,783)	(4,313)	(125,531)	(44,104)
Effect of convertible senior notes	11,032	-	-	-	-	-
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-diluted after assumed conversion	189,025	75, 224	(10,783)	(4,313)	(125,531)	(44,104)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE (Continued)

Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	75, 224	-	(4,313)	-	(44,104)	-
Net income (loss) attributable to ordinary shareholders	264,249	75, 224	(15,096)	(4,313)	(125,531)	(44,104)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	57,826,486	24,336,650	60,834,236	24,336,650	69,269,099	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-	24,336,650	-
Employee stock options	6,106,284	1,912,500	-	-	-	-
Convertible senior notes	3,939,200	-	-	-	-	-
Denominator used for diluted earnings (loss) per share	92,208,620	26,249,150	85,170,866	24,336,650	93,605,749	24,336,650
Earnings (loss) per share -diluted	2.87	2.87	(0.18)	(0.18)	(1.81)	(1.81)

The repurchased but not retired ordinary shares are accounted as treasury stock which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

Effects of convertible senior notes and options to purchase ordinary shares were not included in the calculation of diluted earnings (loss) per share for the year ended December 31, 2015 and 2016 because the impact of inclusion would be anti-dilutive.

In 2016, the number of securities that were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive were as follows: 5,763,088 employee stock options, 4,153,642 related to the Company’s December 2018 Notes, 2,790,860 related to the Company’s September 2022 Notes and 5,581,720 related to the Company’s November 2022 Notes. As of December 31, 2016, the conversion prices for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes were US$19.62 per ADS, US$7.166 per ADS and US$7.166 per ADS, respectively, as of December 31, 2016. There is no cash conversion rate.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2015	2016
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	427,156	34,072
Prepayments and other current assets	980	491
Amounts due from subsidiaries	21,743	-

Total current assets	449,879	34,563

Non-current assets:
Property and equipment, net	26	12
Long-term investments	46,364	54,408
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	1,044,465	753,117

Total non-current assets	1,090,855	807,537

Total assets	1,540,734	842,100

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	2,365	11,401
Amounts due to subsidiaries and PRC Domestic Entities	-	48,301
Convertible senior notes	396,716	-

Total current liabilities	399,081	59,702

Non-current liabilities:
Convertible senior notes	287,887	295,268

Total non-current liabilities	287,887	295,268

Total liabilities	686,968	354,970

Commitments and contingencies

Shareholders’ equity:

Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 70,736,679 shares and 64,012,758 shares issued and outstanding as of December 31, 2015 and 2016, respectively	9,110	9,157

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed balance sheets (continued)

Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2015 and 2016, respectively	3,124	3,124
Additional paid-in capital	478,391	488,943
Accumulated other comprehensive income (loss)	(10,364)	(81,349)
Retained earnings	373,505	203,870
Treasury stock	-	(136,615)

Total shareholders’ equity	853,766	487,130

Total liabilities and shareholders’ equity	1,540,734	842,100

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$

Revenues	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
General and administrative (expenses) income	(867)	3,023	3,610

Operating (loss) income	(867)	3,023	3,610

Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	270,241	(6,254)	(167,967)
Interest income	3,303	260	1,775
Interest expenses	(11,033)	(12,108)	(17,807)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net gain on available-for-sale security of nil, nil and 10,583 for the years ended December 31, 2014, 2015 and 2016, respectively)	-	-	10,583
Investment income	-	-	1,571
Other-than-temporary impairment on available-for-sale securities	(8,417)	-	(2,232)
Foreign exchange gain (loss)	(10)	(17)	832

Income (loss) before income taxes	253,217	(15,096)	(169,635)

Income tax expenses	-	-	-

Net income (loss)	253,217	(15,096)	(169,635)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,323)	(55,928)	(67,728)
Amounts reclassified from accumulated other comprehensive income	-	-	(10,583)
Unrealized gain (loss) on available-for-sale securities	10,508	(4,002)	7,326

Other comprehensive income (loss), net of tax	6,185	(59,930)	(70,985)
Comprehensive income (loss)	259,402	(75,026)	(240,620)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2014	2015	2016
	US$	US$	US$

Net cash provided by (used in) operating activities	914	(4,718)	117,398
Net cash (used in) provided by investing activities	(118,045)	(78,196)	11,575
Net cash (used in) provided by financing activities	(101,442)	489,695	(522,057)
Net (decrease) increase in cash and cash equivalents	(218,573)	406,782	(393,084)
Cash and cash equivalents at beginning of year	238,947	20,374	427,156
Cash and cash equivalents at end of year	20,374	427,156	34,072

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

