Form 20-F
period 2017-12-31
Fang Holdings Ltd
filed 2018-05-15
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

Class A ordinary shares, par value HK$1.00 each	64,360,062
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (? 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

- i -

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

·	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report);

·	“2018 Notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

·	“2022 Notes” refers to our $300 million aggregate principal amount of convertible notes due 2022;

·	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

·	“CSRC” refers to the China Securities Regulatory Commission;

·	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

·	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

·	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

·	“MIIT” refers to the Ministry of Industry and Information Technology and its compete local branches;

·	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

·	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;

·	“notes” refers to 2018 Notes and 2022 Notes, collectively;

·	“PBOC” refers to People’s Bank of China;

·	“RMB” or “Renminbi” refers to the legal currency of China;

·	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

·	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

·	“SAT” refers to the State Administration of Taxation and its competent local branches;

·	“SEC” refers to the U.S. Securities and Exchange Commission;

·	“Securities Act” refers to the Securities Act of 1933, as amended;

·	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

·	“sq.m.” refers to square meter(s); and

·	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This annual report includes our audited consolidated statements of comprehensive income for 2015, 2016 and 2017, our audited consolidated balance sheets as of December 31, 2016 and 2017, and our audited consolidated statements of cash flows for 2015, 2016 and 2017. On April 7, 2014, our ADSs ratio changed from one ADS for one Class A ordinary share to five ADSs for each Class A ordinary share. The data throughout this annual report has been revised to reflect the ratio change as if it had occurred prior to the historical periods presented herein.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

·	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;

·	expected changes in our revenues and certain cost or expense items;

·	our ability to attract clients and further enhance our brand recognition;

·	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries; and

·	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

On June 20, 2017, upon approval of our shareholders, Mr. Jingbo Wang was re-elected as a director of our board of directors and Mr. Mingqiang Bi was re-elected as an independent director of our board of directors and a member of the audit committee of the board. There were no other material changes to our directors, senior management and advisers in 2017.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data (except for ADS information) for 2015, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income data (except for ADS information) for 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except share data and per ADS data)
Consolidated statement of comprehensive income data:
Revenues:
E-commerce services	188,107	244,344	474,810	577,684	87,809
Marketing services	278,322	294,484	249,862	165,437	149,267
Listing services	161,547	145,654	107,922	118,109	165,374
Financial services	—	3,235	29,582	29,602	12,055
Other value-added services	9,403	15,165	21,373	25,559	29,791
Total revenues	637,379	702,882	883,549	916,391	444,296
Cost of revenue:
Cost of services	(102,488)	(145,739)	(555,389)	(687,184)	(174,599)
Total cost of revenues	(102,488)	(145,739)	(555,389)	(687,184)	(174,599)
Gross profit	534,891	557,143	328,160	229,207	269,697
Operating income (expenses):
Selling expenses	(101,935)	(147,874)	(236,603)	(229,817)	(91,250)
General and administrative expenses	(83,384)	(100,571)	(125,405)	(151,251)	(135,688)
Other income (loss)	786	835	(625)	415	(567)
Operating income (loss)	350,358	309,533	(34,473)	(151,446)	42,192
Foreign exchange gain (loss)	3	(44)	1,464	(1,882)	15
Interest income	27,803	43,857	22,221	11,367	11,322
Interest expense	(14,675)	(17,308)	(16,519)	(20,791)	(16,153)
Change in fair value of trading securities					518
Realized gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of US$10,583 and US$2,736 for the year ended December 31, 2016 and 2017, respectively)	821	—	—	10,583	2,736
Government grants	4,031	7,205	4,936	6,469	3,154
Investment income	—	—	1,333	3,281	6,692
Other non-operating loss					(4,562)
Impairment on investments	—	(8,417)	—	(2,232)	(2,768)
Gain on bargain purchase	102	—	—	—
Income (loss) before income taxes and noncontrolling interests	368,443	334,826	(21,038)	(144,651)	43,146
Income tax (expenses) benefit	(69,781)	(81,609)	5,905	(24,984)	(21,442)
Net income (loss)	298,662	253,217	(15,133)	(169,635)	21,704
Net (loss) income attributable to noncontrolling interests	53	—	(37)	—	(3)
Net income (loss) attributable to Fang Holdings Limited’s shareholders	298,609	253,217	(15,096)	(169,635)	21,707
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	20,150	(4,323)	(55,928)	(60,732)	56,571
Unrealized gain (loss) on available-for-sale securities	78	10,508	(4,002)	7,326	212,838
Amounts reclassified from accumulated other comprehensive income	—	—	—	(10,583)	(2,736)
Gain (Loss) on intra-entity foreign transactions of long-term-investment nature	—	—	—	(6,996)	1,872
Reclassification adjustment for loss (gain) included in net income	(821)	—	—	—	—
Other comprehensive income (loss), before tax	19,407	6,185	(59,930)	(70,985)	268,545
Income tax expense related to components of other comprehensive income	—	—	—	—	(49,566)
Other comprehensive income, net of tax	19,407	6,185	(59,930)	(70,985)	218,979
Comprehensive income (loss)	318,069	259,402	(75,063)	(240,620)	240,683
Comprehensive (loss) income attributable to noncontrolling interests	53	—	(37)	—	(3)
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	318,016	259,402	(75,026)	(240,620)	240,686
Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	3.82	3.08	(0.18)	(1.81)	0.25
Diluted(1)	3.54	2.87	(0.18)	(1.81)	0.24
Dividend declared per ordinary share(2)	0.99	1.00	0.87	—	—
Earnings (loss) per ADS:
Basic	0.76	0.62	(0.04)	(0.36)	0.05
Diluted(1)	0.71	0.57	(0.04)	(0.36)	0.05
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,101,205	82,163,135	85,170,886	93,605,749	88,475,665
Diluted	84,602,678	92,208,620	85,170,886	93,605,749	91,585,677
Weighted average number of outstanding ADS:
Basic	390,506,025	410,815,675	425,854,430	468,028,745	442,378,325
Diluted	423,013,390	461,043,100	425,854,430	468,028,745	457,928,385
Share-based compensation expenses included in:
Cost of revenues	1,143	782	471	443	364
Selling expenses	1,621	1,122	446	512	479
General and administrative expenses	4,264	2,779	3,485	5,597	6,375

(1) Earnings (loss) per share for Class A and Class B ordinary shares (diluted) and earnings (loss) per ADS (diluted) for each year from 2013 to 2017 have been computed, after considering the potential dilutive effect of the shares underlying employees’ share options and convertible senior notes.

(2) Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents and short-term investments	591,148	809,944	880,480	379,457	284,077
Total current assets	963,653	1,173,457	1,514,738	793,210	748,412
Total assets	1,505,089	1,737,805	2,292,042	1,614,813	2,000,255
Long term loans	180,750	100,000	—	65,190	114,109
Convertible senior notes	350,000	393,568	287,887	295,268	291,365
Total Fang shareholder’s equity	443,467	632,609	853,766	487,130	739,583

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of May 14, 2018, the noon buying rate was RMB6.3589 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.2958	6.2958	6.3424	6.2675
May (through May 14, 2018)	6.3589	6.3511	6.3610	6.3325

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

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 57.7%, 47.2% and 34.2% of our total revenues in 2015, 2016 and 2017, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Council announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. In March 2015, the PRC government issued a new policy to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owning the property for two years. Beginning in September 2016, certain cities, such as Beijing and Shanghai, increased the down-payment requirements again and tightened the determination of first home buyers who are often eligible for relaxed regulations. Relevant government authorities have recently also promulgated legislations to ban financings to home buyers for down-payment and ceased granting or renewing real estate broker licenses in certain cities. Beginning in March 2017, certain cities, such as Beijing and Guangzhou, further increased the minimum down-payments for second home buyers.

In addition to government policies aimed specifically at controlling growth in real estate markets in China, our business, financial condition and results of operations may also be negatively affected by other macroeconomic and regulatory measures. Any future policies in the following areas could cause a decline in home sales and prices, which in turn could affect the demand for our services and negatively impact our business, financial condition and results of operation:

·	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;

·	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

·	policies regarding land supply;

·	significant increases in transaction costs as a result of changes in PRC government policies regarding transaction taxes, such as the sales tax on residential property sales by individuals within two years of purchase;

·	adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;

·	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or related fees and commissions; or

·	other PRC government policies or regulations that burden real estate transactions or ownership.

If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our listing services. In 2015, 2016 and 2017, listing service revenues represented approximately 12.2%, 12.9% and 37.2% of our total revenues, respectively, and represented our largest source of revenues in 2017. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 28.3%, 18.1% and 33.6% of our revenues in 2015, 2016 and 2017, respectively, constituting our second largest source of revenues in 2017. In particular, our new home business accounted for 87.7%, 87.4% and 81.4% of our marketing service revenues in 2015, 2016 and 2017, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are in the process of promoting newly developed properties for sale.

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

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

·	overall demand from property developers for online advertising;

·	the amount of user traffic on our websites and mobile apps, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;

·	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media;

·	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages; and

·	emergence and user acceptance of new marketing channels, including social networking platforms and “We Media.”

If we are unable to remain competitive and provide value to our advertisers, they may stop placing advertisements with us, which would have a material adverse effect on our business, financial condition and results of operations.

Our future growth depends in part on our ability to continue to offer our e-commerce services business.

Revenues from e-commerce services accounted for 53.7%, 63.0% and 19.8 % of our total revenues for 2015, 2016 and 2017, respectively. We generate a majority of our e-commerce services revenues from online real estate brokerage services. We also offer direct sales services for new homes. We may not be able to attract and retain listings and sufficient home buyers to make our direct sales and online real estate brokerage services successful. We also became subject to government regulation over the contents we publish in connection with our online real estate brokerage services. In March 2017, one of our consolidated controlled entities had its real estate broker license revoked by relevant government authorities due to the publication of certain property development information, which was found by the government authorities to be in violation of relevant rules and regulations. The loss of the real estate broker license may adversely affect our business, and we may suffer negative publicity associated with such event. In addition, we offer paid Fang membership services, which primarily include offers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases. Although we generally have been able to maintain contractual arrangements with third-party property developers that provide discounts to our registered members and direct sales properties on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. In addition, we cannot control the accuracy of information provided by the property developers, the quality of their properties or how they treat our registered members and customers in their transactions with them.

Whether we can continue to grow the business depends on our ability to manage these services effectively. Customer complaints or negative publicity about our e-commerce services could diminish consumer confidence in and use of our services. If we are unable to maintain or increase the number of partner developers or property developments for which discounts on purchase price and direct sales services are offered, increase our penetration of direct home sales and online real estate brokerage services and grow our member and agent base and increase transaction volume, our business and revenue growth prospects could be adversely impacted.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2015, 2016 and 2017, we generated revenues of US$468.7 million, US$465.6 million and US$180.5 million, respectively, from these six urban centers, representing 53.0%, 51.0% and 41.0%, respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and other value added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index, Beijing Tuo Shi Hong Ye Technology Development Co., Ltd. (“Beijing Tuo Shi Hong Ye”) and Beijing Gu Tian Xia Information Co., Ltd. (“Beijing Gu Tian Xia”) currently holds an ICP license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Internet, Beijing Technology, Beijing JTX Technology, Beijing China Index and Beijing Gu Tian Xia currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Beijing Internet, Shanghai Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Some of our consolidated controlled entities, however, may be required to obtain additional licenses. For example, since our websites and mobile apps include online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites and mobile apps or data in microblogs or online discussion forums, on our websites and mobile apps for discussion with other users, the release of such information on our websites and mobile apps may be deemed as providing Internet publication services and therefore require Internet publication licenses. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites and mobile apps may be deemed as Internet news information services and therefore require Internet news information licenses. We, like many other similarly situated business operators, have been operating our businesses without such licenses. Certain of our relevant consolidated controlled entities have applied to the relevant government authorities for Internet publication licenses again in accordance with applicable PRC laws, rules and regulations, and pursuant to the request by the relevant governmental authorities, we are now preparing the relevant supplementary materials for such application. In addition, we are still in discussions with the relevant government authorities on our application for, and the authorities’ issuance of, Internet news information service licenses.

Moreover, certain services licenses, including, for example, the financing guarantee license, the online video recording and broadcasting license and real estate service licenses, held by certain of our subsidiaries, have expired, and the holders have applied for renewals, which are currently awaiting approval from the relevant regulators.

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

Our business depends heavily on the performance and reliability of China’s Internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

·	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

·	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites and mobile apps;

·	any damage from fire, flood, earthquake and other natural disasters; and

·	computer viruses, hackings and similar events.

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

Our business depends on the performance and reliability of the Internet infrastructure in China. Substantially all access to the Internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are generally the only channels through which a domestic user can connect to the Internet. We cannot assure you that more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with the continued growth in Internet usage.

We also rely on China Telecommunications Corporation (“China Telecom”) and China United Network Communications Group Co., Ltd. (“China Unicom”) to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

You should not rely on our quarterly operating results as an indication of our future performance because our quarterly financial results are subject to fluctuations.

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of listing, marketing and e-commerce services, our quarterly revenues and results of operations are likely to be affected by:

·	seasonality of the real estate market and real estate consumers’ purchasing patterns;

·	our ability to retain existing customers and attract new customers for our listing, marketing and e-commerce services;

·	our ability to successfully introduce new service offerings on our platform;

·	the amount and timing of our operating expenses and capital expenditures;

·	the adoption of new, or changes to existing, governmental regulations;

·	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

·	economic conditions in general and specific to the real estate industry and to China.

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

We intend to grow our business by rolling out our full suite of services, including listing, marketing, e-commerce and financial services, to more cities across China. We also plan to expand into new sectors. We intend to improve our open platform business by introducing a number of cloud products empowered by our strong big data capabilities. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with or establish or maintain some business relationship with them at commercially reasonable terms. Moreover, due to the breadth and diversity of the PRC real estate market and the PRC microfinance market as well as other industries and sectors we plan to expand into, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2017, 10.9% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

Our borrowers’ ability to repay our loans is affected by a number of factors, including economic development in the regions where these borrowers reside or operate, market conditions in the industries where these borrowers conduct business, development of these borrowers’ businesses, borrowers’ employment situations and, in particular, as well as the conditions of the real estate market in China. If our borrowers default, we may apply to enforce our claims against the defaulting borrowers and their assets, including the collateral pledged to us, through court proceedings. However, the procedures for enforcing the assets and liquidating or otherwise realizing the value of the assets may be protracted or ultimately unsuccessful, and the enforcement process may be difficult for various reasons. As a result, if our borrowers default for any reason, our business, results of operations and financial condition may be materially and adversely affected.

As our financing business focuses on individuals for real estate purchases, we are exposed to greater credit risk than lenders that have a more diversified loan portfolio.

There are inherent risks associated with our financing business, particularly credit risk, which refers to the risk arising from a borrower’s default on the repayment of our loan. Our financing business focuses on the provision of financial solutions to individuals for real estate purchases. These borrowers generally have limited financial resources to weather any adverse change in their financial condition, and therefore may expose us to greater credit risk compared to lenders focusing on corporate lending where the borrower has greater financial resources. Conditions such as inflation, economic downturn, local policy changes, and other factors beyond our control may also increase our credit risk more than such events would affect lenders with a more diversified loan portfolio.

In addition, as we provide financial solutions primarily to support real estate purchases, our financing business is indirectly affected by the overall conditions of the real estate market in China as well as the regulatory landscape. In recent years, the PRC government has adopted policies aimed specifically at controlling growth in the real estate market, and as a result the PRC real estate market experienced a slowdown and real estate development declined in 2014 and again in late 2016. Pursuant to Notice on Regulating the "Cash Loan" Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017, providing and regulatory update real property financing and other debt financing matchmaking services in relation to the purchase of real properties are prohibited. These economic trends may negatively affect the demand for our financial solutions, our ability to provide financial solutions to support real estate purchases, the value of the borrowers’ real estate assets, including collateral used to secure our loans, and the borrowers’ ability to repay our loans, thereby exposing us to greater credit risk than lenders that have a more diversified loan portfolio.

Our financing business is subject to various regulatory restrictions.

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin. Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017 (“Notice on Regulating Cash Loan”), internet microfinance businesses is strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and complete rectifications within the prescribed time limit. Our subsidiaries with microfinancing approvals in Shanghai and Chongqing also provide a small amount of unsecured loans for our employees, which may be deemed as “cash loans” and be prohibited under the Notice on Regulating Cash Loan.

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

In November 2009, the provincial government of the Guangxi Zhuang Autonomous Region issued the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. In 2014, we obtained approvals to engage in the microfinancing business from government authorities of Beihai city, Guangxi Zhuang Autonomous Region. Pursuant to the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region, Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”) with microfinancing approvals cannot conduct microfinancing business outside Beihai city. However, Beihai Tian Xia Dai Microfinance provided loans outside Beihai city, and as a result, it may face the risk of being rectified by the relevant authorities.

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

Potential acquisitions and office, training facility and land purchases, which form part of our strategy, may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

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

The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, acquisitions could expose us to potential risks, including:

·	risks associated with the assimilation of new operations, services, technologies and personnel;

·	unforeseen or hidden liabilities;

·	the diversion of resources from our existing businesses and technologies;

·	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

·	potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses.

In addition, in connection with our business expansion, we have acquired office space and training facilities as well as commercial land and may continue to do so in the future if suitable opportunities arise. For more details on our recent office, training facility and land acquisitions, see “Item 5.D. Operating and Financial Review and Prospects — A. Operating Results” and “Item 4. Information on the Company—Facilities” in this annual report. Acquisition of property has inherent risks, including the fluctuation of property value, which could potentially lead to potential asset write-off if the value of such properties were to substantially decrease.

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

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that, in relation to a significant legal contingency, we did not operate our controls effectively to timely identify and evaluate significant developments to ensure appropriate accounting is applied to the resolution of the contingency, including any settlements received subsequent to the balance sheet date. To remedy our identified material weakness subsequent to December 31, 2017, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) assessing the progress made on legal contingencies in a timely manner by formalizing a litigation inventory and tracking report on a quarterly basis prepared and reviewed by our internal legal group; (2) improving timely communication between accounting team and internal legal group to address impact on the consolidated financial statements as a result of latest developments, if any, on legal contingencies; and (3) establishing effective monitoring and oversight controls over the financial statement close process to ensure our controls over the analysis and accounting for material subsequent event transactions are operated as designed.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

As of December 31, 2017, we had leased properties in approximately 77 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

Certain of our loans may be declared immediately repayable.

Certain of our consolidated controlled entities obtained from a PRC commercial bank loans in the aggregated principal amount of approximately RMB269.0 million. According to loan agreement, if the borrowers fail to maintain certain financial indicators, the bank will be entitled to declare the loans immediately repayable. As of the date of this annual report, the bank has not indicated its intention for us to immediately repay such loans; however, we cannot assure you that the bank would not change its position and declare such loans immediately repayable in the future, which may adversely affect our liquidity position.

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

On July 13, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Business (the “MIIT Notice”), which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among others, the renting, transferring or sale of a telecommunications license to foreign investors in any form. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must also directly own the domain names and trademarks used by such license holders in their daily operations. To comply with this requirement under the MIIT Notice, we have assigned all registered trademarks, trademark applications and domain names relating to “SouFun,” “Jia Tian Xia,” “Fang.com” and “Fang Tian Xia” to the relevant majority-owned subsidiary or consolidated controlled entities in order to maintain their respective ICP licenses to operate as value-added telecommunication service providers. Due to a lack of interpretative materials from the authorities, we cannot assure you that MIIT will not consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services, in which case we may be found in violation of the MIIT Notice.

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

If the past or current ownership structures, Structure Contracts and businesses of our company, our PRC subsidiaries and our consolidated controlled entities are found to be in violation of any existing or future PRC laws, rules or regulations, MIIT and other relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

·	revoking the business and operating licenses of our PRC subsidiaries or consolidated controlled entities, whose business and operating licenses are essential to the operation of our business;

·	levying fines and/or confiscating our income or the income of our PRC subsidiaries and/or consolidated controlled entities;

·	shutting down our servers or blocking our websites;

·	discontinuing or restricting our operations or the operations of our PRC subsidiaries and/or consolidated controlled entities;

·	imposing conditions or requirements with which we, our PRC subsidiaries and/or consolidated controlled entities may not be able to comply;

·	requiring us, our PRC subsidiaries and/or consolidated controlled entities to restructure the relevant ownership structure, operations or contractual arrangements; and

·	taking other regulatory or enforcement actions that could be harmful to our business.

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

Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.

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

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may be forced to (1) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (2) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages.

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

In anticipation of our originally proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847) (“Wanli”) and the sale of a portion of our equity interest in five wholly-owned subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the current Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. In February 2017, we terminated the transaction with Wanli in light of substantial regulatory uncertainties in China. Nevertheless, we do not plan to recover the original Structure Contracts before the internal restructuring. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if we fail to carry out our business arrangements related to online video broadcasting related business with certain consolidated controlled entities of our company.

Beijing Technology, which holds licenses of online video recording and broadcasting, entered into a cooperation agreement with certain of our wholly-owned subsidiaries, under which Beijing Technology is responsible for the operation of online video broadcasting, while those subsidiaries are responsible for relevant technical support. During its possession of the domain name “fang.com,” Beijing Technology published online videos by embedding videos on webpages or placing video links on “fang.com.” After transferring the domain name “fang.com” to another Fang subsidiary in April 2016, Beijing Technology has ceased to embed videos on “fang.com” and will conduct its online video broadcasting business only by placing video links through “fang.com.”

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

Moreover, licenses of online video recording and broadcasting, held by Beijing Technology, expired on February 13, 2018. Beijing Technology has applied for a renewal, which is currently awaiting approval from the relevant authorities. Under the applicable PRC laws, rules and regulations, the failure to maintain licenses of online video recording and broadcasting may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the entity conducting such activities’ business operations, or the discontinuation of their operations.

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

As of March 31, 2018, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (2) 1,123,955 Class A ordinary shares and 10,230,645 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (3) 3,418,803 Class A ordinary shares owned by Safari Group Holdings Limited (“Safari”), (4) 5,359,658 Class A ordinary shares owned by IDG Alternative Global Limited (“IDG Alternative”), and (5) 926,461 Class A ordinary shares owned by Karistone Limited, collectively presenting approximately 36.9% of our outstanding share capital and approximately 78.9% of our voting power under our dual-class ordinary share structure. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

In November 2009, the provincial government of the Guangxi Zhuang Autonomous Region issued the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. In 2014, We obtained approvals to engage in the microfinancing business from government authorities of Beihai city, Guangxi Zhuang Autonomous Region.

Pursuant to the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”) with microfinancing approvals can not conduct microfinancing business outside Beihai city. However, Beihai Tian Xia Dai Microfinance has provided loans outside Beihai city. Beihai Tian Xia Dai Microfinance may face the risk of being rectified by relevant authorities.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and was amended in February 2017. In April 2008, the relevant PRC governmental authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. “High and new technology enterprises” would be entitled to a statutory tax rate of 15.0%. Currently, seven of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and therefore be subject to PRC taxation on our worldwide income.

We are incorporated under the laws of the Cayman Islands. Under the New EIT Law and its implementation rules, an enterprise incorporated in a foreign country or region may be classified as either a “non-resident enterprise” or a “resident enterprise.” If any enterprise incorporated in a foreign country or region has its “de facto management bodies” located within the PRC territory, such enterprise will be considered a PRC tax resident enterprise and thus will normally be subject to enterprise income tax at the rate of 25.0% on its worldwide income. The relevant implementing rules provide that “de facto management bodies” means the bodies which exercise substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which sets forth certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners in China, such as our company. See “Item 10.D. Additional Information—Exchange Controls—Regulations relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this annual report. Substantially all of the members of our management are currently located in China and we expect them to continue to be located in China. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the New EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, our PRC legal counsel is unable to express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, we will be subject to an enterprise income tax rate of 25.0% on our worldwide income, which would have an impact on our effective tax rate and an adverse effect on our net income and results of operations. The New EIT Law provides that dividend income between qualified resident enterprises is exempt income, which the implementing rules have clarified to mean a dividend derived by a resident enterprise on an equity interest it directly owns in another resident enterprise. It is possible, therefore, that dividends we receive through our offshore subsidiaries from our PRC subsidiaries, would be exempt income under the New EIT Law and its implementing rules if our offshore subsidiaries are deemed to be a “resident enterprise.” If we are deemed to be a PRC tax resident enterprise, we would then be obliged to withhold PRC withholding income tax on the gross amount of dividends we pay to shareholders who are non-PRC tax residents. The withholding income tax rate is 10.0% for non-resident enterprises and 20.0% for non-resident individuals, unless otherwise provided under the applicable double tax treaties between China and the governments of other jurisdictions.

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

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Avoidance of Double Taxation Arrangement”), dividends derived by a Hong Kong resident enterprise from a PRC resident enterprise are subject to withholding tax at the rate of 5.0%, provided that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 9 issued by SAT in February 2018 (“Circular 9”), dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner” or the main purpose test clause of Avoidance of Double Taxation Arrangement may apply to us. In June 2012, SAT further promulgated the Announcement on Determining the Beneficial Owners in Tax Agreement (“Circular 30”), which provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor.

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

On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, providing that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within China. However, such converted RMB capital still cannot be used to repay RMB loans between enterprises under SAFE Circular 19. However, the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”) implemented in June 2016 removes the prohibition of using the RMB capital converted from foreign currency registered capital to repay RMB loans between enterprises.

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

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a PRC-qualified financial institution as defined under the General Lending Code. As none of the payors in our intra-group transactions is or was at the relevant time a PRC qualified financial institution as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. On August 6, 2015, the Supreme People's Court issued the Provisions of the Supreme People's Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions”), which provide that if the purpose of a lending contract concluded between two enterprises is for their business operation, and the lending contract does not contain the circumstances as stipulated in Article 52 of the PRC Contract Law and Article 14 of the Provisions, i.e., those that will result in contracts being null and void, the people's court shall consider such lending contract to be effective. As the General Lending Code has not been repealed and the Provisions were issued by the Supreme People’s Court as guidance for courts’ trial in private lending cases, it remains uncertain how the General Lending Code will be interpreted and implemented. If the PBOC and/or other governmental authorities decide to apply the General Lending Code and thereby instruct the payors to terminate such transactions, we have to fully repay the funds advanced in such transactions.

Moreover, pursuant to the PRC Foreign Currency Administration Regulations promulgated by the State Council in January 1996, and amended in August 2008, a PRC entity is required to apply for SAFE approval prior to extending commercial loans to offshore entities such as our company. As there is no specific definition of “commercial loans” under the Foreign Currency Administration Regulations and PRC governmental authorities have not issued any implementation rules with respect to the provision of commercial loans to offshore entities, it is not clear whether such provision will be applied to the non-interest bearing loans described above. Under the Foreign Currency Administration Regulations, an entity may be required to correct the violation and be subject to a warning and/or a fine for the violation of the foreign registration administrative regulations. If SAFE determines that the PRC Foreign Currency Administration Regulations do apply to us, it may require us to register the deemed overseas loans and rectify any prior non-compliance by properly obtaining SAFE approval. SAFE may also impose a warning and/or fine based on the PRC Foreign Currency Administration Regulations. We cannot assure you that we will be able to complete the necessary registration and filing procedures required by the PRC Foreign Currency Administration Regulations. In addition, it is not clear whether SAFE may consider the making of payments in Renminbi which should have been made in foreign currency to be foreign currency arbitrage, which may be deemed a violation and may subject a violator to warnings, penalties or other sanctions. Due to a general uncertainty over the interpretation and implementation of the PRC Foreign Currency Administration Regulations as well as the broad enforcement discretion granted to SAFE, we cannot assure you that we will not be subject to such warnings, penalties or other administrative penalties resulting from our intra-group transactions that may be deemed as overseas loans.

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and business taxes on the payors for the deemed interest income that would have been derived from our intra-group transactions. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by the PBOC. We cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and business taxes on the payors for any deemed interest income with respect to our intra-group transactions. Because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, we cannot predict the likelihood that the risks described here will materialize.

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

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (“Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing, and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the PRC-resident shareholder of the Overseas SPV, name of the Overseas SPV, term of operation, or any increase or reduction of the registered capital of the Overseas SPV, share transfer or swap, and merger or division. Pursuant to Circular 37, failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas parent. Circular 37 replaced a former SAFE circular commonly referred to as Circular 75 which became effective on November 1, 2005 and the relevant implementation notice. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

On August 8, 2006, six PRC regulatory agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining any required MOFCOM approvals, may delay or inhibit our ability to complete such transactions.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and restricted share units.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company (the “Stock Option Rule”). Under the Stock Option Rule, a Chinese entity’s directors, supervisors, senior management officers, other staff, or individuals who have an employment or labor relationship with such Chinese entity and who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our local employees who have been granted stock options are subject to these regulations. We have designated our relevant PRC subsidiaries to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC option holders fail to comply with these rules, we and our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations relating to Employee Share Options” of this annual report.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Public Notice 7”). According to Public Notice 7, where a non-resident enterprise investor transfers taxable assets through the offshore transfer of a foreign intermediate holding company, the non-resident enterprise investor, being the transfer, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10.0%. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10.0% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Pursuant to the Notice on Issues Relevant to Withholding of Non-PRC Resident Enterprises Income Tax at Source (“Circular 37”) issued by the SAT, which became effective as of December January 1, 2017, transferees are subject to filing obligations and withholding obligations. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to filling obligations and withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 37 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be subject to filing obligations and withholding obligations under Circular 37 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 37 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Circular 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular37 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

 Our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, which issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB"), is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside in China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

Risks related to our ADSs, ordinary shares and notes

The market price movement of our ADSs and notes may be volatile.

The market prices of our ADSs and/or notes may be volatile and subject to wide fluctuations. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

·	announcements of competitive developments;

·	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;

·	actual or anticipated fluctuations in our quarterly results of operations;

·	market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;

·	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;

·	changes in financial estimates by securities research analysts;

·	changes in the economic performance or market valuations of other online or offline real estate and home-related services companies;

·	additions or departures of our executive officers and other key personnel;

·	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

·	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;

·	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

·	fluctuations in short or long-term interest rates; and

·	sales or perceived sales of additional ordinary shares, ADSs or notes, including under the registration statement we have on file with the SEC to enable certain of our affiliates to sell their shares.

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

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs

We have included certain provisions in our current articles of association that would limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of the opportunity to sell their ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. These provisions include the following:

·	A dual-class ordinary share structure; and

·	Our board of directors, without further action by our shareholders, may issue preferred shares with special voting rights compared to our ordinary shares.

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

Sales of substantial amounts of ADSs and/or notes that may be converted or exchanged into ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. As of March 31, 2018, we had 88,696,712 ordinary shares outstanding, 12,941,511 ordinary shares reserved for issuance under our outstanding share-based awards and 1,319,681 ordinary shares reserved for issuance under our employee benefit plans for future share-based awards. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or the trading price of the notes.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and, not taking into account transactions outside of the ordinary course of business, we do not believe that we are likely to become one in our current taxable year or any future tax years. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. federal income taxation” of this annual report.

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

B. Business Overview

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2017, according to iResearch, an independent market research and consulting company. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

·	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer specialized marketing programs through both online channels and offline themed events. Listing services were our largest source of revenues in 2017.

·	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2017.

·	E-commerce services: Our e-commerce services primarily include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, online home-decorating services and online sublease services in the second quarter of 2015. E-commerce services were our third largest source of revenues in 2017.

·	Financial services: We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

·	Other value-added services: We provide other value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

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

Our Services

We provide (1) listing services, (2) marketing services, (3) e-commerce services, (4) financial services and (5) other value-added services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

 Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile apps. Our revenues from listing services were US$107.9 million, US$118.1 million and US$165.4 million in 2015, 2016 and 2017, respectively, representing 12.2%, 12.9% and 37.2% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 78.7%, 78.0% and 85.0% of our listing service revenues in 2015, 2016 and 2017, respectively. Real estate agents, brokers, managers, developers, owners and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites and mobile apps have access to listing information free of charge.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our listing services was 206,791, 211,280 and 265,649 in 2015, 2016 and 2017, respectively.

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

Special Listing Services. Special listing services are specialized marketing campaigns provided primarily to developers through online channels and offline themed events. Revenues from special listing services were US$23.0 million, US$26.4 million and US$24.9 million in 2015, 2016 and 2017, respectively, representing 21.3%, 22.0% and 15.0% of our listing service revenues in those years, respectively.

Leveraging our data analytical capabilities, we assess the strengths of the brands of companies in various real estate sectors and create a special listing campaign to recognize the leading companies in those sectors. Once the special listing campaigns are determined, we establish a marketing and promotional program consisting of various online and offline promotional activities, which together collectively promote each special listing campaign. The program includes online marketing platforms such as our websites and WeChat and offline themed events such as conferences, discussion forums and banquets. Prior to the launch of a special listing campaign, our marketing and sales staff directly contact the targeted leading companies to solicit their participation in the special listing programs for a specified fee. We also provide our customers with periodical updates on industry developments to help them formulate brand management strategies. The duration of our special listing services typically lasts one year. Some examples of our special listing campaigns include events and promotions for the top 100 PRC property developers and the China Villa Festival. For details, see “—Brand Awareness and Marketing—Event Sponsorships” below.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Revenues from marketing services were US$249.9 million, US$165.4 million and US$149.3 million in 2015, 2016 and 2017, respectively, representing 28.3%, 18.1% and 33.6% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools, such as Internet advertisements, combined with our other services. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

·	real estate developers;

·	real estate professionals, such as agents and brokers;

·	retailers and other suppliers of home furnishing and improvement products and services; and

·	home design, decoration and re-modeling companies.

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

E-commerce Services

Our e-commerce services, first launched in 2011, include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. Our revenues generated from e-commerce services were US$474.8 million, US$577.7 million and US$87.8 million in 2015, 2016 and 2017, respectively, representing 53.7%, 63.0% and 19.8% of our revenues, respectively.

Fang Membership Services. We provide both free and paid membership services to the registered members of our Fang cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties or pursuant to our refund policy. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2017, we offered paid Fang membership services covering approximately 1,200 property developments in 79 cities in China. Our revenues from Fang membership services totaled US$185.1 million, US$114.7 million and US$10.3 million in 2015, 2016 and 2017, respectively, or 21.0%, 12.5% and 2.3%, respectively, of our total revenues for the same periods.

Online Real Estate Brokerage Services. We launched our online real estate brokerage services in January 2015, which are currently offered in 28 major urban centers in China, such as Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Chongqing, Wuhan and Nanjing We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we do not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. Our revenues from online real estate brokerage services totaled US$84.2 million, US$248.9 million and US$35.8 million in 2015, 2016 and 2017, respectively, or 9.5%, 27.2% and 8.1%, respectively, of our total revenues for the same periods.

Direct Sales Services. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our Fang membership services, potential individual buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. In addition, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction and is refundable pursuant to our refund policy. Our revenues from direct sales services totaled US$132.9 million, US$152.1 million and US$26.9 million in 2015, 2016 and 2017, respectively, or 15.0%, 16.6% and 6.1%, respectively, of our total revenues for the same periods.

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

Financial Services

We introduced our financial services and launched our financing platform through www.fangtx.com in August 2014. Revenues from financial services were US$29.6 million, US$29.6 million and US$12.1 million in 2015, 2016 and 2017, respectively, representing 3.4%, 3.2% and 2.7% of our revenues, respectively.

We primarily provide secured consumer loans to individuals that meet our credit assessment requirements. We generally charge borrowers both interest and service fees.  We assess each individual loan receivable for impairment on a quarterly basis. As part of our impairment assessment, we consider the timeliness of collection to date, changes in the value of collateral provided by the borrowers and expected default rates.

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin.

Other Value-added Services

In addition to listing, marketing, e-commerce and financial services, we also provide other value-added services which primarily include subscriptions to our information database and research reports services. Revenues from other value-added services were US$21.4 million, US$25.6 million and US$29.8 million in 2015, 2016 and 2017, respectively, representing 2.4%, 2.8% and 6.7% of our total revenues, respectively. We utilize our extensive PRC real estate database, data analytics and research capabilities to provide online content relating to the real estate sector through our websites and mobile apps, such as real estate database access, research services, real estate industry and company-specific research reports. Our customers include PRC real estate enterprises, industry professionals as well as government entities.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to Google Analytics, www.fang.com received a monthly average of approximately 100 million unique visitors in the fourth quarter of 2016. In addition, we had approximately 80 million registered members of our www.fang.com website and had about 25 million registered members of our free and paid Fang membership services as of December 31, 2017.

As of December 31, 2017, our www.fang.com website contained contents covering more than 630 cities across China, as well as Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform, and our www.fangtx.com website, our financing platform.

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

With our on-the-ground capabilities in approximately 79 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Real Estate Database and Information

Supported by China Index Academy, our website provides an extensive database for users to search real estate information, as well as general research reports regarding the PRC real estate industry at both the national and regional levels. The research section of our website provides research coverage of different topics within the PRC real estate industry. For example, our research database contains information on topics such as real estate projects, land information, real estate financing information, real estate-related laws and regulations and real estate public company information. We believe our research section serves to raise our profile as experts on the PRC real estate industry. Supported by a dedicated research team and an advisory board of leading real estate experts and industry professionals, our research section offers a collective body of knowledge that we believe is well-known in the PRC real estate industry.

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

Our Mobile Apps

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of March 31, 2018, we had approximately 950,000 iOS and 650,000 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China. At the end of 2017, approximately 65.0% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile apps).

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 650 cities across China and have on-the-ground personnel located in approximately 78 offices nationwide. In addition, we began to offer e-commerce services in 2011, and our Fang membership services had already extended to 78 cities as of December 31, 2017. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality listing, marketing and e-commerce services to customers. The real estate industry is inherently a local industry, and online listing and online marketing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our listing, marketing and e-commerce services to local conditions and the needs of local real estate developers and real estate professionals, and to provide close after-sales support and services.

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

China Index Academy

We established China Index Academy in 1999 with the aim of providing industry professionals and consumers with the critical knowledge and tools to conduct business in China’s real estate market. China Index Academy strives to deliver a wide spectrum of real estate information, analytics and online marketing tools to industry professionals and customers, including “China Index Suite” and promotion services.

“China Index Suite” is an integrated suite of service offerings that provides subscribers with an inventory of information and analysis of the real estate industry in China. “China Index Suite” is established based on China Real Estate Index System, known as CREIS, a comprehensive set of benchmarks and databases operated by China Index Academy and widely adopted by market participants to track and better understand real estate price movements in China. We also offer a variety of promotion services to China’s real estate market through a combination of our online marketplaces of real estate and lands across multiple Internet channels, including our websites www.fang.com and www.landlist.cn, WeChat and other new media platforms and various offline events we sponsor, including conferences, discussion forums and banquets.

We expect that China Index Academy will expand its services to meet the rapidly changing demands of China’s real estate market, especially China’s commercial property market, including without limitation retail, office, industrial, warehouse and commercial land.

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

Real Estate Research and Reports

We believe our knowledge of China’s real estate and home-related sectors provides a valuable competitive advantage and helps promote our brand name in the PRC real estate and furnishing and improvement market. The attractiveness of our listing, marketing and e-commerce services is rooted in our ability to commercialize various aspects of our databases and industry knowledge to create new and innovative services for our listing, marketing and e-commerce customers. To maintain and extend our leading position in this area, we seek to recruit and retain employees knowledgeable about China’s real estate and home-related sectors through a variety of incentive measures, including share-based compensation plans. Members of our research department produce research reports and provide other information services that help promote our reputation as an informed participant in China’s real estate and home-related sectors.

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. We organized and hosted, both online and offline, 14 consecutive China Villa Festivals from 2004 to 2017, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. In March, 2018, we also hosted our fifteenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past ten years that we held the event.

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

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2017, our sales and marketing team consisted of approximately 847 persons located in approximately 100 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (1) mandatory entrance training for each new sales and marketing employee during a three-month probationary period, (2) rotation training that aims to rotate every sales and marketing employee in different posts for a certain period of time, and (3) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. Our combination of training, performance-based compensation and a merit based promotion system have been effective in identifying, motivating and retaining strong performers.

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

Information Technology Systems and Infrastructure

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 14 years.

To better serve our website visitors, we have utilized our key proprietary technologies and developed a technology platform that is specifically used for our real estate and home related Internet portal services. The key components of our technology platform include:

·	Search platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.

·	Large-scale system infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. Our distributed architecture uses parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

·	Anti-fraud and anti-spam technology. We have also developed a proprietary anti-fraud and anti-spam system through which we are able to detect fraudulent activities and identify and filter spam messages. We attempt to continuously improve the accuracy and effectiveness of this technology through machine-learning capability and customizable rules.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies principally on the basis of website traffic volume, the quality and quantity of real estate and home furnishing and improvement listings and other information content, geographic coverage, service offerings and listing, marketing and e-commerce customers. We also compete for qualified employees with sales, real estate, home furnishing and improvement and other home-related products and services and Internet industry experience. We monitor our market share in the online advertising industry in China through market information gathered internally as well as from independent market research institutions such as Analysys and Talkingdata. Due to the nature of online residential real estate listings and the fact that the PRC market for residential real estate is a developing industry, there is limited independent third-party information on the market share of websites and mobile apps that provide residential real estate listings. To help assess our competitiveness and market position, our listing services division gathers information on the number and prices of paid online listing subscription accounts and similar information on our competitors from public sources for our internal records. Based on these internal records, we believe we are currently one of the leading Internet portals for residential real estate listings in China.

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

Other existing and potential competitors primarily include:

·	real estate and home furnishing and improvement websites and mobile apps offering listing and marketing services in China including real estate websites and mobile apps sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;

·	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending;

·	websites and mobile apps focused on real estate research services in China; and

·	online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include E-House (China) Holdings, Sohu.com Inc.’s focus.cn, Leju Holdings Limited, Tencent’s fangqq.com, 58.com, Anjuke.com (acquired by 58.com in March 2015), Szhome.com and House365.com.

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized listing, marketing, e-commerce, financial and other value added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 651 urban real estate markets in China as of December 31, 2017, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

In addition to Internet based competitors, as we develop our transaction and financing businesses, we believe we will be increasingly competing with conventional real estate brokerage companies and financing companies that focus on providing financing to home buyers. As we are new to the real estate brokerage and financing businesses, many of our competitors have longer operating history, more established and extensive sales network and larger geographic coverage than us. Some of these market participants are also customers of our listing and marketing services. Our competition with them has affected and may continue to affect adversely our business relationships with them.

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

As of December 31, 2017, we held 230 registered copyrights and owned or licensed 357 registered trademarks in China. As of the same date, we had 268 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2017, we owned or licensed 1,076 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com, www.landlist.cn and www.fangtx.com.

As of December 31, 2017, we had four registered patents and one patent application relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the PRC.

Facilities

Our principal executive offices are located at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2017, we leased or owned properties with an aggregate gross floor area of approximately 77,484 sq.m. for our local offices across China. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a total usable office space of approximately 69,313 sq.m. in Beijing as our headquarters.

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. It is currently under major refurnishment work.

We own certain commercial properties of approximately 3,111 sq.m and 22,064.8 sq.m, in Sanya, Hainan province and Wuhan, Hubei province, China, respectively. We also own office space of 46,628 sq.m, together with 373 parking spaces, in an office building in Chengdu, Sichuan province, 1264.67 sq.m, in an office building in Changzhou, Jiangsu province, as well as office space of 26,870.58 sq.m in an office building in Chongqing. We primarily use these properties as our local offices.

We own certain Meilin lake villa properties of 10,308.58 sq.m. in Guangzhou, Guangdong province, China.

In addition, we own a portion of a building known as the BaoAn Building located at 800 Dongfang Road, Pudong, Shanghai. The property has usable space of approximately 42,000 sq.m. and is currently used for offices, retail space and a hotel. We acquired the property to support our expansion in Shanghai and the East China region, which consists of 15 cities including Jiangsu provincial capital Nanjing and Zhejiang provincial capital Hangzhou.

We also purchased a total net rentable area of 264,964 square feet in an office building in San Francisco. Our San Francisco office is primarily used as our technology and research center in the US.

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

MIIT, under the leadership of the State Council, is responsible for, among other things:

·	formulating and enforcing telecommunications industry policy, standards and regulations;

·	granting licenses to provide telecommunications and Internet services;

·	formulating tariff and service charge policies for telecommunications and Internet services;

·	supervising the operations of telecommunications and Internet service providers; and

·	maintaining fair and orderly market competition among operators.

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

In the opinion of our PRC legal counsel:

·	each of the Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations;

·	the execution, delivery, effectiveness, enforceability and performance of each of the Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect;

·	none of our Structure Contracts contravenes any published PRC laws, rules and regulations currently in force and effect; and

·	no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the pledges of equity interests under the Structure Contracts should be registered with competent PRC government authorities, and provided further that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.

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

Regulation Relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:

·	The Telecommunications Regulations (Revised in 2016);

·	The Catalog of Classes of Telecommunications Business;

·	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and

·	The Internet Information Services Administrative Measures.

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

Pursuant to the Opinions of the MIIT and the People’s Government of Shanghai Municipality on Further Opening Up Value-added Telecommunications Business in China (Shanghai) Pilot Free Trade Zone (“Pilot Opinions”), which were jointly issued by the MIIT and People’s Government of Shanghai Municipality on January 6, 2014, foreign ownership in telecommunications service business (only include apps stores), which China has committed to opening-up after its WTO entry, may exceed 50% on a pilot basis. Foreign ownership in online data processing and transaction processing (operational electronic commerce) shall not exceed 55%. Except for the Internet connection service business (provision of internet connection service for online users), the scope for other businesses services specified by the Pilot Opinions can be nationwide. On April 15, 2014, MIIT promulgated the Circular on Printing and Distributing the Administrative Measures of China (Shanghai) Pilot Free Trade Zone for the Pilot Operation of Value-added Telecommunications Business by Foreign Investment, which further provides the requirements and procedures for foreign-invested enterprises to apply for and obtain the approval to conduct value-added telecommunications business based in the China (Shanghai) Pilot Free Trade Zone.

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

·	the Advertising Law (Revised in 2015); and

·	the Administration of Advertising Regulations.

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

Electronic Bulletin Board Services

In October 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, which required that an Internet content service provider providing online bulletin board service register with, and obtain approval from, local telecommunications authorities. The Administrative Regulations on Internet Electronic Bulletin Board Services was abolished by MIIT on September 23, 2014, and the management of Internet electronic bulletin board services is currently governed by the Telecommunications Regulations, the Internet Information Services Administrative Measures and the Administrative Measures for Telecommunications Business Operating Licenses, which provide that an Internet content provider that intends to provide online bulletin board services shall fulfill the approval formalities. Currently, Beijing China Index is operating electronic bulletin board services on www.landlist.cn and Beijing Technology on www.fang.com. On November 11, 2005 and November 6, 2006, the Beijing Telecommunications Administration Bureau issued to Beijing China Index and Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.landlist.cn and www.fang.com, respectively. Beijing JTX Technology also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

Regulations on the Real Estate Service Industry

The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2009, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the PRC Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011, and was further amended on March 1, 2016 and became effective on April 1, 2016.

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

On May 11, 2011, the MOHURD and the NDRC jointly issued the Notice of Strengthening the Real Estate Brokerage Administration and Further Standardizing the Order of Real Estate Transactions. On June 13, 2013, the MOHURD and the SAIC jointly issued the Notice of Focusing on Special Administration on Market of Real Estate Agencies. According to these notices, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement if the real estate brokerage company is responsible to collect and pay the transaction amount on behalf of the transaction parties.

Real Estate Service Brokers

In accordance with the Real Estate Brokerage Administration Measures, the PRC government implemented the occupational qualification system for real estate broker personnel.

Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the PRC Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and the relevant circulars, to practice as a qualified real estate broker, an individual was required to pass an exam and obtain a qualification certificate for real estate brokers, However, the State Council issued the Decision of the State Council on Cancelling and Adjusting a Batch of Administrative Examination and Approval Items on July 22, 2014, which eliminated the qualification certificate requirement for real estate brokers. On June 25, 2015, the PRC Ministry of Human Resources and Social Security and the MOHURD further jointly issued Interim Provisions on the Occupational Qualification System of Professional Real Estate Brokers and the Implementing Measures for Occupational Qualification Exams of Professional Real Estate Brokers, which provide that real estate brokerage professional qualifications are divided into three levels, namely associate real estate broker, real estate broker and senior real estate broker. The associate real estate broker and real estate broker shall pass the examination as a method to evaluate their professional skills.

Real Estate Service Charges

According to the Notice on Release of Management of Real Estate Consultant and Brokerage Charges jointly issued by the NDRC and the MOHURD which became effective on July 1, 2014, a real estate service company must display its service charges, or commissions. The commissions for the real estate brokerage services are subject to the regulation of the local branch of the MOHURD and the competent pricing department of people’s government at the provincial level, the local authorities may decide to apply “government-guided” prices or "market-adjusted” prices according to the local situation. The commissions for the real estate consulting services shall be based on “market-adjusted” prices, and the real estate consulting service providers may negotiate and determine their commission rates with clients.

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

Pursuant to Notice on Regulating the "Cash Loan" Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1st, 2017 (“Notice on Regulating Cash Loan”), internet microfinance businesses are strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the inventory business within a time limit and rectification shall be completed within the prescribed time limit. Issuing "campus loans" and "down payment loans" are also prohibited.

According to Notice on Regulating Cash Loan, microfinance companies may not sell, transfer, and disguise the company's credit assets through Internet platforms or local trading venues. Providing real property financing and other debt financing matchmaking services in relation to the purchase of real properties are also prohibited.   Violation of these requirements may subject the relevant authorities to various penalties, including restrictions on the entity conducting such activities’ business operations, or canceling business qualifications and/or closing the entity.

Regulations on Entrusted Loans

The General Lending Code was promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Lending Code defines a “loan provider” as a PRC owned financial institution established in China that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Lending Code is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the “capital provider”) and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term “specified borrower” describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the “loan recipient”). While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Lending Code and the relevant judicial interpretation from the Supreme People’s Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Lending Code requires that loan providers must be authorized by and have been granted a financial institution license or a financial institution operation license from the PBOC; and must have registered with the SAIC. The General Lending Code further stipulates that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as a loan provider.

According to the Opinions of the Ministry of Housing and Urban-Rural Development and other Authorities on Strengthening the Administration Over the Real Estate Agencies to Promote the Healthy Development of the Industry issued by the MOHURD, the MIIT, the SAT, the SAIC, the PRC National Development and Reform Commission, the CSRC and the PBOC on July 29, 2016, real estate service companies, which prepare the housing loan applications on behalf of clients, shall not compel clients to choose financial institutions designated by them, nor shall they associate the loan application services with other services. A real estate service company shall not, by itself or cooperating with other entities, offer illegal financial products and services, or receive any commissions from financial institutions. In addition, financial institutions are strictly prohibited from cooperating with real estate service companies which have not gone through the filing formalities with competent real estate authorities.

Pursuant to Notice on Regulating the "Cash Loan" Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1st, 2017 (“Notice on Regulating Cash Loan”), internet microfinance businesses shall be under strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and rectification shall be completed within the prescribed time limit. Issuing "campus loans" and "down payment loans" are also prohibited.

Regulations relating to Information Security and Confidentiality of User Identity and Information

Internet content in China is also regulated and restricted from a state security standpoint. Based on the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

·	gain improper entry into a computer or system of national strategic importance;

·	disseminate politically disruptive information;

·	leak government secrets;

·	spread false commercial information; or

·	infringe intellectual property rights.

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 and revised in January 2011 require Internet content service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection. We have been advised by our PRC legal counsel that both requirements are for the protection of information on the identity of Internet users.

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

Pursuant to the Opinions of the MIIT and the People’s Government of Shanghai Municipality on Further Opening Up Value-added Telecommunications Business in China (Shanghai) Pilot Free Trade Zone (“Pilot Opinions”), which were jointly issued by the MIIT and People’s Government of Shanghai Municipality on January 6, 2014, foreign ownership in telecommunications service business (only include apps stores), which China has committed to opening-up after its WTO entry, may exceed 50% on a pilot basis. Foreign ownership in online data processing and transaction processing (operational electronic commerce) shall not exceed 55%. Except for the Internet connection service business (provision of internet connection service for online users), the scope for other businesses services specified by the Pilot Opinions can be nationwide. On April 15, 2014, MIIT promulgated the Circular on Printing and Distributing the Administrative Measures of China (Shanghai) Pilot Free Trade Zone for the Pilot Operation of Value-added Telecommunications Business by Foreign Investment, which further provides the requirements and procedures for foreign-invested enterprises to apply for and obtain the approval to conduct value-added telecommunications business based in the China (Shanghai) Pilot Free Trade Zone.

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

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Name	Place of Formation	Relationship

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	China	Wholly-owned subsidiary

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	China	Wholly-owned subsidiary

Beijing Fang Tian Xia Decorative Engineering Co., Ltd. (“Beijing Fang Tian Xia Decorative Engineering”)	China	Wholly-owned subsidiary

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	China	Wholly-owned subsidiary

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	China	Wholly-owned subsidiary

Beijing SouFun Network Technology Co., Ltd. (“Soufun Network”)	China	Wholly-owned subsidiary

Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd. (“Beijing Zhong Zhi Zheng”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd. (“Beijing Zhong Zhi Xun Bo”)	China	Wholly-owned subsidiary

Xinjiang Zhong Zhi Shu Ju Information Technology Co., Ltd. (“Xinjiang Zhong Zhi Shu Ju”)	China	Wholly-owned subsidiary

Best Work Holdings (New York) LLC	United States	Wholly-owned subsidiary

Best Fang Holdings LLC	United States	Wholly-owned subsidiary

Chengdu SouFun Fang Tian Xia Real Estate Broking Co., Ltd. (“Chengdu Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	China	Wholly-owned subsidiary

Hangzhou Ji Ju Real Estate Agents Co., Ltd. (“Hangzhou Ji Ju”)	China	Wholly-owned subsidiary

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	China	Wholly-owned subsidiary

Hong Kong Property Network Limited	Hong Kong	Wholly-owned subsidiary

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	China	Wholly-owned subsidiary

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	China	Wholly-owned subsidiary

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	China	Wholly-owned subsidiary

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	China	Wholly-owned subsidiary

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	China	Wholly-owned subsidiary

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	China	Wholly-owned subsidiary

Shenzhen Fang Tian Xia Real Estate Broking Co., Ltd. (“Shenzhen Fang Tian Xia”)	China	Wholly-owned subsidiary

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	China	Wholly-owned subsidiary

Suzhou Cun Fang Real Estate Broking Co., Ltd. (“Suzhou Cun Fang”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	China	Wholly-owned subsidiary

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	China	Wholly-owned subsidiary

Wuhan SouFun Fang Tian Xia Real Estate Broking Co., Ltd. (“Wuhan Fang Tian Xia”)	China	Wholly-owned subsidiary

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	China	Consolidated controlled subsidiary

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	China	Consolidated controlled subsidiary

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	China	Consolidated controlled subsidiary

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	China	Consolidated controlled subsidiary

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	China	Consolidated controlled subsidiary

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Fang Tian Xia Financial Information Service Co., Ltd. (“Fang Tian Xia Financial Information”)	China	Consolidated controlled subsidiary

Hangzhou Nuo Guan Real Estate Broking Co., Ltd. (“Hangzhou Nuo Guan”)	China	Consolidated controlled subsidiary

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	China	Consolidated controlled subsidiary

Shenzhen Yi Ran Ju Ke Real Estate Broking Co., Ltd. (“Shenzhen Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

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

A. OPERATING RESULTS

Overview

We operate the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2017, according to iResearch, an independent market research us and consulting company. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

·	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer specialized marketing programs through both online channels and offline themed events. Listing services were our largest source of revenues in 2017.

·	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our second largest source of revenues in 2017.

·	E-commerce services: Our e-commerce services primarily include Fang membership services, online real estate brokerage services, direct sales services for new homes, online home-decorating services and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. In August 2014, we launched our direct sales services, whereby we promote and sell properties primarily through our websites and mobile apps to home buyers for a predetermined percentage of fees charged to our developer clients. As part of our effort to develop our transaction platform, we began to offer online real estate brokerage services in January 2015, online home-decorating services and online sublease services in the second quarter of 2015. E-commerce services were our third largest source of revenues in 2017.

·	Financial services: We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

·	Other value-added services: We provide other value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to Google Analytics, in the fourth quarter of 2017, our website, www.fang.com, received a monthly average of approximately 100 million unique visitors and generated a monthly average of approximately 900 million website visits. We currently maintain approximately 100 offices to focus on local market needs.

Our revenues and net income attributable to our shareholders in 2017 was US$444.3 million and US$16.3 million, respectively. Listing, marketing, e-commerce, financial and other value-added services accounted for 37.2%, 33.6%, 19.8%, 2.7% and 6.7%, respectively, of our revenues in 2017.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2016	2017
Average monthly unique visitors (million)*	102.1	115
Average monthly mobile unique visitors (million)*	65.9	75

*	Source: Google Analytics

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

	Year Ended December 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Non-GAAP net income (loss)	(73,620)	(171,790)	26,306
Adjusted EBITDA	(5,259)	(118,941)	76,316

Non-GAAP net income measures GAAP net income, excluding the impact of stock-based compensation expense change in fair value of trading securities, realized gain on available-for-sale securities, other non-operating loss, investment income, impairment on investments and one-off tax impact.

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

These non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

·	non-GAAP net income does not reflect the potentially dilutive impact of equity-based compensation;

·	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures;

·	adjusted EBITDA does not reflect tax payments that historically have represented a reduction in cash available to us or tax benefits that may arise as a result of generating net losses; and

·	other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2015	2016	2017
	(U.S. dollars in thousands)
GAAP net income (loss)	(15,133)	(169,635)	21,704
Share-based compensation	4,008	9,477	7,218
Realized gain on available-for-sale securities	—	-	(2,736)
Change in fair value of trading securities	-	-	(518)
Other non-operating income (loss)	-	-	4,562
Impairment on investments	-	2,232	2,768
One-off tax impact(1)	(61,162)	—	-
Investment income	1,333	(13,864)	(6,692)
Non-GAAP net income (loss)	(73,661)	(171,790)	26,306

(1)	One-off tax impact recognized in 2015 represents the reversal of deferred tax liabilities in relation to the reversal of withholding tax.

Three of our PRC subsidiaries’ obtained the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, our three subsidiaries were entitled to a reduced enterprise income tax rate of 12.5% for 2015, 2016 and 2017.

	Year Ended December 31,
Reconciliation of non-GAAP net income and adjusted EBITDA	2015	2016	2017
	(U.S. dollars in thousands)
Non- GAAP net income (loss)	(73,620)	(171,790)	26,306
Add Back
Interest expenses	16,519	20,791	16,153
Income tax expenses excluding one-off tax impact	59,519	24,983	21,442
Depreciation expenses	14,544	18,442	23,737
Subtract
Interest income	(22,221)	(11,367)	(11,322)
Adjusted EBITDA	(5,259)	(118,941)	76,316

Re-election of Directors

On December 20, 2017, upon approval of our shareholders, Mr. Jingbo Wang was re-elected as a director of our board of directors and Mr. Mingqiang Bi was re-elected as an independent director of our board of directors and a member of the audit committee of the board.

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

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our listing, marketing and e-commerce services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2017, we had established real estate-related content, search services, marketing and listing coverage of more than 658 cities across China, and our Fang membership services, which were launched in 2011, were offered in 81 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our listing , marketing, e-commerce, financial and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. In 2017, our financial services primarily focused on secured consumer loans to individual borrowers. As of December 31, 2017, we had loans receivable with a principal balance of US$149.0 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Components of our Results of Operations

Revenues

We derive our revenues from listing services, marketing services, e-commerce services, financial services, and other value-added services

Listing Services

Our listing service revenues consist of revenues derived from both basic listing services and special listing services. Basic listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites and mobile apps to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business. Special listing services are specialized marketing campaigns primarily to promote brands of leading developers. Leveraging our data analytical capabilities, we assess the strengths of the brands of companies in various real estate sectors and create a special listing campaign to recognize the leading companies in those sectors. Once the special listing campaigns are determined, we establish a marketing and promotional program consisting of various online and offline promotional activities, which together collectively promote the special listings. The program includes online marketing platforms such as our websites and WeChat and offline themed events such as conferences, discussion forums and banquets.

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

Financial Services

Our revenues from financial services consist of interest income and annual service fees from primarily secured consumer loans to individuals that meet our credit assessment requirements.

Other value-added services

We provide other value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our listing, marketing, E-commerce, financial and other value-added services. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers and personnel in the brokerage function. E-commerce cost refers to the portion of proceeds to be remitted to real estate brokers under our Fang membership services. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff, and business taxes, value-added taxes and surcharges relating to technical and consulting service fees charged by our wholly-owned PRC subsidiaries for services provided under our exclusive technical consultancy and services agreements with our consolidated controlled entities. In 2015, 2016 and 2017, our cost of revenues represented 62.9%, 75.0% and 39.3% of our revenues, respectively. Starting from January 1, 2012, the PRC Ministry of Finance and SAT launched a Business Tax to Value-Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain modern service industries. Effective August 1, 2013, the Pilot Program was expanded across China. With the adoption of the Pilot Program, our revenues are subject to VAT of 6% instead of business tax of 5%.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as our Hong Kong-incorporated subsidiaries have no assessable profits for the three years ended December 31, 2017.

United States

Subsidiaries incorporated in the United States of America except for Best Fang do not conduct any substantive operations of their own. No provision for United States of America income tax has been made in the financial statements as these subsidiaries have no assessable income for the three years ended December 31, 2016. In addition, as these entities were in a loss position, no withholding tax on the undistributed earnings was recognized as of December 31, 2016 and 2017. In 2011, Best Work acquired a property in New York, the United States of America and claimed certain business expense deductions on its United States of America tax return. As Best Work currently has no operating activities, the respective business expense deductions may be denied by the United States of America federal and New York state tax authorities. In 2017, Best Fang acquired a property in California, the United States of America and made profits from rental income which was subject to income tax.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as it had no assessable profits for 2017.

China

In March 2007, a new enterprise income tax law in China was enacted and then amended in February 2017. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. High and New Technology Enterprise (“HNTE”) status under the New EIT Law would entitle qualified and approved entities to a favorable EIT tax rate of 15%. The SAT issued Circular No. 203 in April 2009 and Circular 24 in June 2017 stipulating that entities which qualified for the HNTE status should apply with competent tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to enjoy the preferential tax rate of 15%.

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

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2017, we had not accrued for PRC tax on such basis. We will continue to monitor our tax status.

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

Revenue Recognition

We recognize revenues only when (1) there is persuasive evidence of an arrangement, (2) the sales price is fixed or determinable, (3) delivery of services has occurred, and (4) collectability is reasonably assured. We derive revenues from the provision of listing, marketing, E-commerce, financial and other value-added services. To the extent that our revenues consist of multiple deliverables, we will recognize such revenues in accordance with applicable accounting policies.

Listing Services

Listing service revenues consist of revenues derived from both basic listing and special listing services. We provide basic and special listing services to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

Basic listing services entitle customers to post information for properties, home furnishings and other related products and services in a specified area on our websites and mobile apps for a specified period of time, which typically range from one to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts generally do not contain any specific performance target or refund guarantee over the specified listing period. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition,” revenues are recognized ratably over the duration of the service period as the basic listing services are being delivered.

Special listing services consist of promotional activities associated with themed marketing campaigns, each generally over a one year duration and designed to recognize the leading companies within a specific real estate sector. For each special listing campaign, targeted leading companies participate in a collective marketing and promotional program for a specified fee, consisting of various online and offline promotional activities tied to the specialized theme of the campaign. Each revenue arrangement may include one or multiple special listing campaigns.

We evaluate our special listing revenue arrangements in accordance with ASC 605-25, “Revenue recognition–Multiple-element arrangements”. The promotional services within a special listing program are accounted for as one combined unit of accounting, as each promotional deliverable does not have standalone value to the customer since all the deliverables are tied to the specialized theme of the campaign, and are not sold separately. For contractual arrangements that contain multiple special listing campaigns, the program for each campaign is accounted for as a separate unit of accounting. ASC 605-25 requires revenues to be allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. We allocate total arrangement consideration to each unit of accounting based on its relative selling price, which is determined based on its BESP for that deliverable since neither VSOE nor TPE exist. In determining the BESP for each deliverable, we consider our overall pricing model and objectives when sold separately, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for all periods presented.

Written contracts, containing all significant terms, signed by us and our customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. We perform credit assessments of our customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition,” revenues are recognized ratably over the duration of the campaign period as the special listing services are being delivered.

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

Beginning in 2015, we began to enter into marketing service agreements with certain real estate developers, where we may elect to collect the contractually stated marketing service fee in the forms of (i) a designated real estate property, if transferred to us or sold to a third-party buyer designated by us prior to a pre-determined date, which typically falls at the end of the marketing service period, or (ii) cash, if we elect not to take the designated real estate property as settlement consideration by the pre-determined date. We determine the contractually stated marketing service fee under the new payment arrangements with reference to the cash price of the comparable services offered by us under the sole cash payment arrangements. The designated real estate property is typically a specifically identified residential unit within a residential community developed by the real estate developer and its fair value is generally commensurate with the contractually stated marketing service fee as of the date of the marketing service agreement. If we elect a settlement through the sale of the designated real estate property to a third-party buyer, we are entitled to retain the entire sales proceeds. In this scenario, we have the sole discretion in setting the sales price of the designated real estate property sold to the third-party buyer but have no incentive to permit such real estate property to be sold at a price lower than the contractually stated marketing service fee, which serves as a de-facto minimal selling price, as we would instead accept the cash payment of the stated marketing service fee. Prior to the pre-determined date, the real estate developer is obligated not to sell, encumber or otherwise dispose of the designated real estate property without our consent. We initially recognize the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met. We cease to enter these arrangements with real estate developers and collected all the marketing service fees in the form of (i) cash, or (ii) a designated real estate property transferred to us, from real estate developers in 2016.

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

Direct Sales Services. We promote property developments of our developer clients primarily through our websites and mobile apps. Potential buyers can register free of charge if they are interested in any real estate properties covered by our direct sales services. After the registration, we provide them with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services at a predetermined percentage of the value of the individual transaction. The real estate developers can request for refund only if they can fulfill certain requirements under our refund policy. We choose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by the Company based on total of successful purchase transactions made, net of estimated refunds.

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

Online Sublease Services. Commencing in 2015, we began providing sublease service through our rental services channel. We identify suitable properties and initially enter into lease agreements with property owners. The lease agreements allow us to sublease the properties. We have the obligation to make fixed rental payments to the property owner over the non-cancellable lease term regardless whether we subsequently sublease the leased properties. The property owner is not a party to, and therefore not entitled to, any rights or obligations under our sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis as we are the principal to the sublease arrangements. The sublease income is recognized on a straight-line basis over the lease term.

Financial Services

We provide financial services though our online financial platform, www.fangtx.com, and offline micro loan subsidiaries. We provide secured consumer loans to individuals that meet our credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized in financial services using the effective interest rate method. We do not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loans.

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

Our business is subject to value-added taxes, surcharges or cultural construction fees levied on advertising-related sales in China. In accordance with ASC 605-45, “Revenue Recognition—Principal Agent Considerations,” all such value-added taxes, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income (loss). Value-added taxes and related surcharges and cultural construction fees for 2015, 2016 and 2017 were US$48.3 million, US$68.0 million and US$33.3 million, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when we perform the related services.

Accounts Receivable and Allowance for Doubtful Accounts

We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

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

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted. Nil, US$2.3 million and nil allowance for doubtful accounts was provided for the funds receivable, as of December 31, 2015, 2016 and 2017, respectively.

Loans Receivable

Loans receivable consists primarily of secured consumer loans to individuals that have passed our credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by us to the borrowers generally range from one to thirty-six months.

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

Loan principal and interest receivables are charged-off when the loan principal and interest receivables are deemed to be uncollectible, which is generally identified if any of the following conditions are met : (1) the borrower is dead, missing or incapacitate and there is no legal heir and presentee or the legal heir and presentee refuse to abide the contract; (2) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (3) outstanding amount following 180 days past due after all collection efforts based on management’s judgment.

Commencing in August 2014, we began to enter into arrangements with third-party investors under which we sell the economic benefits in certain mortgage loans receivable in exchange for cash, which is equivalent to the book value of such loans receivable. Sales of mortgage and unsecured loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing.” We do not recognize any gain of loss from the sale of mortgage and unsecured loans receivable and derecognize the mortgage and unsecured loans receivable if (1) the loans have been legally isolated from us, (2) there are no constraints on investors to pledge or exchange the mortgage and unsecured loans, and (3) we do not maintain effective control over the mortgage and unsecured loans. We ceased entering into these arrangements with third party investors from June 2016.

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

We use the accelerated attribution method for the equity awards with performance conditions on a tranche-by-tranche basis, based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. With effect from January 1, 2017, forfeitures are recognized when they occur.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the replacement award, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of the original award over the original term.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on simplifying the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance also allows an entity to account for forfeitures when they occur. This guidance became effective for reporting periods beginning after December 15, 2016. The Company adopted this new guidance on January 1, 2017. In prior years, excess tax benefits were recognized in additional paid-in capital; tax deficiencies were recognized either as an offset to accumulated excess tax benefits, if any, or in the consolidated statement of comprehensive income. Excess tax benefits were not recognized until the deduction reduces taxes payable. Upon adoption, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the consolidated statement of comprehensive income. The Company also elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The changes in the timing of when excess tax benefits are recognized and forfeitures were adopted on a modified retrospective basis, and no material cumulative effect adjustment to retained earnings was resulted.

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

Interest and penalties arising from underpayment of income taxes are computed in accordance with the relevant PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive income (loss) as income tax expense.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC topic 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We will adopt the new revenue standard effective on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the new standard will be recognized on the day of initial application and prior periods will not be retrospectively adjusted.

We are in the process of finalizing its assessment of the impact of the new revenue standard on our primary sources of revenues, as well as the design and implementation of relevant controls to our financial reporting process.

As a result of the assessment, we expect the key impacts from the adoption of the new revenue standard with respect to its primary sources of revenues as follows:

•	Our revenues will be presented net of value-added tax collected on behalf of third parties, which are currently presented in cost of revenues.

•	We currently assess whether collectibility is reasonably assured at the outset of the arrangement, and subsequently reassessed if there is a substantive change in facts and circumstances. If the collectibility of all or a portion of the fee is not reasonably assured, all revenue recognition are deferred until payment is received (assuming all of the other revenue recognition criteria have been met). Under the new revenue standard, no revenue will be recognized until it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. The assessment is based on whether the customer has the ability and intention to pay the consideration. In cases in which the contract does not meet this criteria for revenue recognition, we will recognize nonrefundable consideration received as revenue only when one of the following has occurred:

• we have fully performed and substantially all of the consideration has been received;

• the contract has been terminated; or

• we have transferred control of the goods or services and has stopped transferring (and has no obligation under the contract to transfer) additional goods or services to the customer, if applicable.

Until one of these events happens, any consideration received form the customer is initially recorded as a liability.

Our current policy is to require written contracts with its customers as persuasive evidence of its revenue arrangements. In certain cases where services are being delivered prior to the receipt of the signed contracts, the revenue is currently deferred until such time the final signed contracts are collected. Under the new revenue standard, revenues may be recognized prior to the receipt of the signed contracts (assuming all other revenue recognition criteria are satisfied), as contracts may be written, oral, or implied based an entity’s customary business practices, so long as they are legally enforceable.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We will adopt the new standard effective January 1, 2018. The adoption of ASU 2016-01 will increase the volatility of our non-operating income, resulting from the re-measurement of equity investments. Besides, the unrealized gain on available-for-sale securities of US$163,785 reported in accumulated other comprehensive income will be reclassified from accumulated other comprehensive income to retained earnings at the date of adoption.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842).” ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We expect the impact of the adoption of ASU 2016-02 is a gross up assets and liabilities on the consolidated balance sheet.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC topic 230, Statement of Cash Flows (“ASC 230”), including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. The amendments are effective for public business entities for interim periods and fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. The amendments are effective for public business entities for interim periods and fiscal years beginning after December 31, 2017. Early adoption is permitted. The amendments should be applied retrospectively to each period presented. The adoption of these amendments will impact the presentation and classification of restricted cash in our consolidated statements of cash flows.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
E-commerce services	474,810	53.7%	577,684	63.0%	87,809	19.8%
Marketing services	249,862	28.3%	165,437	18.1%	149,267	33.6%
Listing services	107,922	12.2%	118,109	12.9%	165,374	37.2%
Financial services	29,582	3.4%	29,602	3.2%	12,055	2.7%
Other value-added services	21,373	2.4%	25,559	2.8%	29,791	6.7%
Total revenues	883,549	100.0%	916,391	100.0%	444,296	100.0%
Cost of revenues
Cost of services	(555,389)	(62.9)%	(687,184)	(75.0)%	(17,4599)	(39.3)%
Total cost of revenues	(555,389)	(62.9)%	(687,184)	(75.0)%	(174,599)	(39.3)%
Gross profit	328,160	37.1%	229,207	25.0%	269,697	60.7%
Operating income (expenses)
Selling expenses	(236,603)	(26.8)%	(229,817)	(25.1)%	(91,250)	(20.5)%
General and administrative expenses	(125,405)	(14.2)%	(151,251)	(16.5)%	(135,688)	(30.5)%
Other income (loss)	(625)	(0.1)%	415	-	(567)	(0.1)%
Operating income (loss)	(34,473)	(4.0)%	(151,446)	(16.5)%	42,192	9.5%
Foreign exchange gain (loss)	1,464	0.2%	(1,882)	0%	15	-
Interest income	22,221	2.5%	11,367	1.2%	11,322	2.5%
Interest expenses	(16,519)	(1.9)%	(20,791)	(2.3)%	(16,153)	(3.6)%
Change in fair value of trading securities	-	-	-	-	518	0.1%
Realized gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of nil, nil, US$10,583 and US$2,736 for the year ended December 31, 2012, 2013, 2014, 2016 and 2017, respectively)	—	—	10,583	1.2%	2,736	0.6%
Government grants	4,936	0.6%	6,469	0.7%	3,154	0.7%
Investment income	1,333	0.2%	3,281	0.4%	6,692	1.5%
Impairment on investments	—	—	(2,232)	(0.2)%	(2,768)	(0.6)%
Other non-operating income	-	-	-	-	(4,562)	(1.0)%
Income (loss) before income taxes and noncontrolling interests	(21,038)	(2.4)%	(144,651)	(15.8)%	43,146	9.7%
Income tax (expenses) benefit	5,905	0.7%	(24,984)	(2.7)%	(21,442)	(4.8)%
Net income (loss)	(15,133)	(1.7)%	(169,635)	(18.5)%	21,704	4.9%
Net loss attributable to noncontrolling interests	(37)	-	—	—	(3)	-
Net income (loss) attributable to SouFun Holdings Limited’s shareholders	(15,096)	(1.7)%	(169,635)	(18.5)%	21,707	4.9%
Other comprehensive income (loss), before tax
Foreign currency translation adjustments	(55,928)	(6.3)%	(60,732)	(6.6)%	56,571	12.7%
Amounts reclassified from accumulated other comprehensive income	—	—	(10,583)	(1.2)%	(2,736)	(0.6)%
Unrealized gain (loss) on available-for-sale securities	(4,002)	(0.5)%	7,326	0.8%	212,838	47.9%
Gain(loss) on intra-entity foreign transactions of long-term-investment nature	—	—	(6,996)	(0.8)%	1,872	0.4%
Other comprehensive income (loss), before tax	(59,930)	(6.8)%	(70,985)	(7.7)%	268,545	60.4%
Income tax expense related to components of other comprehensive income	—	—	—	—	(49,566)	(11.2)%
Other comprehensive income (loss), net of tax	(59,930)	(6.8)%	(70,985)	(7.7)%	218,979	49.2%
Comprehensive income (loss)	(75,063)	(8.5)%	(240,620)	(26.3)%	240,686	52.9%
Comprehensive loss attributable to noncontrolling interests	(37)	—	—	—	(3)	-
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	(75,026)	(8.5)%	(240,620)	(26.3)%	235,110	52.9%
Share-based compensation expenses included in:
Cost of revenues	471	0.1%	443	0.0%	364	0.1%
Selling expenses	446	0.1%	512	0.0%	479	0.1%
General and administrative expenses	3,485	0.4%	5,597	0.6%	6,375	1.4%

Revenues

Our revenues decreased 51.5% year-over-year in 2017. The year-over-year decrease in revenues in 2017 was primarily due to a significant decline in revenues from e-commerce services as a result of changes in our business strategy. Our revenues increased 3.7% year-over-year in 2016. The year-over-year increase in revenues in 2016 was primarily driven by the growth of our e-commerce services during the first three quarters of 2016.

Listing Services. Revenues from our listing services increased 40.0% and 9.4% year-over-year in 2017 and 2016, respectively. The significant increase in 2017 was primarily due to an increase in the number of customers, in particular those from lower-tier cities, who paid for our services. The increase in 2016 was primarily due to an increase in the number of customers paying for our services and an increase in the fees charged for our services. In 2015, 2016 and 2017, revenues from our listing services represented 12.2%, 12.9% and 37.2% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant source of revenue. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes have impacted and may continue to impact our revenues. In addition, our expansion into the online real estate brokerage services has adversely affected and may continue to adversely affect our relationship with customers of our listing services that are real estate brokers, which in turn has adversely affected and may continue to adversely affect our revenues from listing services.

The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	83,972	77.8%	91,742	77.7%	140,517	85.0%
Special listing	23,950	22.2%	26,367	22.3%	24,857	15.0%
Total listing service revenues	107,922	100.0%	118,109	100.0%	165,374	100.0%

The average revenue per paying subscriber was US$410, US$567 and US$623 for 2015, 2016 and 2017, respectively. The continued increase in the average revenue per paying subscriber was primarily due to the overall growth of the market and our refined product strategies.

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	83,972	77.8%	94,507	80.0%	140,492	85.0%
Research	21,540	20.0%	22,959	19.4%	24,522	14.8%
Other product group	2,410	2.2%	643	0.5%	360	0.2%
Total listing service revenues	107,922	100.0%	118,109	100.0%	165,374	100.0%

Secondary and rental properties business accounted for 77.8%, 80.0% and 85.0% of our listing service revenues in 2015, 2016 and 2017, respectively.

 Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites and mobile apps of banners, links, logos and floating signs. Revenues from marketing services decreased and 9.8% and 33.8% year-over-year in 2017 and 2016, primarily due to a slowdown in the real estate market and the increased competition for similar services in China. In 2015, 2016 and 2017, revenues generated from our marketing services represented 28.3%, 18.1% and 33.6% of our revenues, respectively.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	219,057	87.7%	144,631	87.4%	121,497	81.4%
Home furnishing and improvement	28,307	11.3%	19,171	11.6%	-	-%
Secondary and rental	2,498	1.0%	1,635	1.0%	27,770	18.6%
Total marketing service revenues	249,862	100.0%	165,437	100.0%	149,267	100.0%

New home business accounted for 87.7%, 87.4% and 81.4% of our marketing service revenues in 2015, 2016 and 2017, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are in the process of promoting newly developed properties for sale.

E-commerce Services. Revenues from e-commerce services decreased 84.8% year-over-year in 2017, primarily due to our business transformation from a transaction-oriented platform back to an Internet information platform. Revenues from e-commerce services increased 21.7% year-over-year in 2016, primarily due to the growth of our online real estate brokerage services in the first half of 2016. Revenues from e-commerce services represented 53.7%, 63.0% and 19.8% of our revenues in 2015, 2016 and 2017, respectively.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues	Amount	Percentage of e- commerce service revenues
	(US$ in thousands, except percentage)
New home	318,612	67.1%	265,583	46.0%	36,672	41.8%
Other product groups	156,198	32.9%	312,101	54.0%	51,137	58.2%
Total e-commerce service revenues	474,810	100.0%	577,684	100.0%	87,809	100.0%

New home business accounted for a substantial portion of our e-commerce service revenues in 2015. Other product groups accounted for an increasing portion of our e-commerce services revenues in 2016 and 2017 as a result of the continued development of our online real estate brokerage services.

Financial Services. Revenues from financial services decreased 59.3% year-over year in 2017, primarily due to the decreased transaction volumes of secondary homes. Revenues from financial services slightly increased in 2016. In 2015, 2016 and 2017, revenues from financial services represented 3.4%, 3.2% and 2.7% of our revenues, respectively.

Other Value-Added Services. Revenues from other value-added services increased 16.6% and 19.6% year-over-year in 2017 and 2016, respectively, primarily due to a rising demand for our database and research services.   In 2015, 2016 and 2017, revenues from other value-added services represented 2.4%, 2.8% and 6.7% of our revenues, respectively.

Cost of Revenues

Our cost of revenues consists primarily of staff costs, operating lease costs, decoration costs, sales taxes and commission fees. Our cost of revenues as a percentage of our revenues was 62.9%, 75.0% and 39.3% in 2015, 2016 and 2017, respectively.

Our cost of revenues decreased significantly year-over-year in 2017, primarily due to a decline in staff costs to US$61.7 million in 2017 from US$419.3 million in 2016 as a result of the reduction in staff headcount of our brokerage team for secondary properties and the optimization in our cost structure under the technology-driven open platform model.

Our cost of revenues increased year-over-year in 2016, primarily due to the increased staff costs to US$419.3 million in 2016 from US$312.2 million in 2015 as a result of an increase in staff headcount and compensation bases during the first three quarters of 2016. The increase in headcount was primarily attributable to increases in sales and marketing and editorial and production staff to support our transaction-oriented service platform. The increase in compensation bases was generally consistent with a rise in the general cost of living in China. Beginning in the fourth quarter of 2016, the number of our employees decreased significantly as a result of the decline in our e-commerce services due to unfavorable government measures regulating the real estate market.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased 17.7% year-over-year in 2017 and decreased 30.2% year-over-year in 2016. Our gross margin was 37.1%, 25.0% and 60.7% in 2015, 2016 and 2017, respectively.

Operating Expenses

Our operating expenses decreased 40.4% year-over-year in 2017, primarily due to a significant decrease in our selling expenses. Our operating expenses increased 5.3% year-over-year in 2016, primarily attributable to an increase in our general and administrative expenses. In 2015, 2016 and 2017, our operating expenses represented 41.0%, 41.6% and 51.1% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	236,603	65.4%	229,817	60.3%	91,250	40.2%
General and administrative expenses	125,405	34.6%	151,251	39.7%	135,688	59.8%
Total	362,008	100.0%	381,068	100.0%	226,983	100.0%

Selling Expenses. Our selling expenses decreased 60.3% and 2.9% year-over-year in 2017 and 2016, respectively. The decrease in 2017 was primarily due to the decrease in selling expenses associated with our e-commerce services and advertising and promotional expenses. Selling expenses associated with our e-commerce services decreased from US$72.4 million to US$0.4 million year-over-year in 2017, which was in line with the decrease in our revenues from e-commerce services. Advertising and promotional expenses decreased from US$61.9 million to US$16.8 million year-over-year in 2017, primarily due to the decrease of promotions for our Fang membership card services, our website, new domain name and the Fang mobile applications. The decrease in 2016 was primarily due to a decrease of staff cost. In particular, our expenses paid to our marketing agents and rebates paid to real estate buyers that made purchases through our services increased from US$77.0 million to US$93.6 million year-over-year in 2016, primarily due to the expansion of Fang membership and direct sale services. Advertising and promotional expenses increased from US$45.2 million to US$61.9 million year-over-year in 2016, primarily due to promotions for our Fang membership card services, our website, new domain name and the Fang mobile applications. Staff costs decreased from US$80.2 million to US$50.2 million year-over-year in 2016, primarily due to a decrease of commission fees paid to our sales personnel.

General and Administrative Expenses. Our general and administrative expenses decreased 10.3% year-over-year in 2017 and increased 20.6% year-over-year in 2016. The decrease in general and administrative expenses in 2017 was primarily due to a decline in staff cost from US$76.8 million in 2016 to US$63.9 million in 2017. The increase in general and administrative expenses in 2016 was primarily due to an increase in staff cost from US$72.1 million in 2015 to US$76.8 million in 2016.

Other Income (Loss). Other loss in 2017 consisted of other revenue of US$12.2 million and other expenses of US$12.8 million of our subsidiaries that operate the hotel and office leasing businesses. Other loss in 2016 consisted of other revenue of US$12.1 million and other expenses of US$11.7 million of our subsidiaries that operate the hotel and office leasing businesses.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we generated operating income of US$36.8 million in 2017 and incurred operating loss of US$151.4 million in 2016. Our operating margin was 3.9%, 16.5% and 8.3% in 2015, 2016 and 2017, respectively.

Interest Income

Our interest income, consisting primarily of interest income from cash and restricted cash as well as short-term investments, remained relatively stable at US$11.4 million and US$11.3million in 2016 and 2017, respectively.

Interest Expenses

Our interest expenses consist primarily of interest incurred as a result of our bank borrowings and convertible notes. Our interest expenses decreased 22.3% year-over-year in 2017, primarily due to the company repurchased a total of US$394,300 of the Notes.  Our interest expenses increased 25.9% year-over-year in 2016, primarily due to an increase in short-term and long-term borrowings.

Government Grants

Our government grants, which consisted of refunds on business taxes and VAT, totaled US$4.9 million, US$6.5 million and US$3.2 million in 2015, 2016 and 2017, respectively.

Investment Income

Our investment income, which consisted of dividends from the respective long-term investments in companies including Color Life and Hopefluent, totaled US$1.3 million, US$3.3 million and US$6.7 million  in 2015, 2016 and 2017, respectively.

Impairment on Investments

We had nil, US$2.2 million and US$2.8 million impairment on investments in 2015, 2016 and 2017, respectively. The impairment resulted from the deteriorating financial condition of Sindeo, of which company we hold 11.03% equity interest.

Income Tax (Expenses) Benefit

Our income tax expenses decreased 14.2% year-over-year in 2017, primarily due to the reversal of previously recorded unrecognized tax benefits and related interest and penalties. We had US$25.0 million income tax expenses in 2016, primarily due to no reversal of withholding tax for the amount of future distributed earnings in 2016, compared to an income tax benefit of US$5.9 million in 2015. Our effective tax rate was 28.1%, 17.3% and 56.8% in 2015, 2016 and 2017, respectively. In 2015, 2016 and 2017, we recorded changes in valuation allowances of US$28.0 million, US$30.9 million and US$5.2 million, respectively, primarily attributable to operating losses arising from entities operating online real estate brokerage service and not anticipating sufficient taxable income in foreseeable future.

B. Liquidity and Capital Resources

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings and equity financings. As of December 31, 2017, we had US$228.3 million in cash and cash equivalents, which primarily consisted of cash and bank deposit, US$223.0 million in restricted cash and US$55.8 million in short-term investments with maturity dates greater than three months but less than one year, compared to US$336.5 million, US$211.1 million and US$42.9 million as of December 31, 2016, respectively. Of our cash and cash equivalents as of December 31, 2017, US$215.5 million was held inside the PRC and US$12.8 million was held outside of the PRC. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2015, 2016 and 2017, we had short-term investments of US$62.6 million, US$42.9 million and US$55.8 million, respectively.

As of December 31, 2017, we had U.S. dollar-denominated short-term borrowings of US$190 million obtained from financial institutions in the United States. These bank borrowings are secured by bank deposits of approximately US$223 million, placed with financial institutions in China. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2017, we had U.S.-dollar denominated bank borrowings of US$248.9 million and RMB denominated bank borrowings of US$102.2 million obtained from financial institutions in the United States and PRC, respectively.

These bank borrowings, which initially totaled US$351.1 million, were incurred to satisfy the operating needs of our company and our offshore subsidiaries outside of the PRC, including repurchase of convertible notes, property acquisitions, leasehold improvement, construction, and other operational expenses.

Use of Proceeds	Amount
(US$ in thousands)
Repurchase of convertible notes	216,809
Acquisition of building	130,285
Other (leasehold improvement, construction, etc.)	4,000
Total	351,094

In December 2013 and January 2014, we sold an aggregate principal amount of US$350.0 million and US$50.0 million, respectively, of convertible senior notes due 2018 (the “2018 Notes”). The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the 2018 Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the 2018 Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the 2018 Notes. On November 15, 2016, our company delivered a notice of repurchase right at the option of the holder to the holders of the 2018 Notes. Upon completion of the repurchase on December 15, 2016, an aggregate principal amount of US$394.3 million of the notes was tendered for repurchase, representing approximately 98.6% of the outstanding principal amount of the 2018 Notes prior to such repurchase.

In September and November 2015, we sold an aggregate principal amount of U$100.0 million and US$200.0 million, respectively, of convertible notes due 2022 (the “2022 Notes”). The 2022 Notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes may be converted, under certain circumstances, based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share or approximately US$7.166 per ADS. The net proceeds to us from the issuance of the 2022 Notes were US$300.0 million. We are required to pay cash interest at an annual rate of 1.5% on the 2022 Notes. Interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016. We incurred debt issuance costs of US$1.1 million, which are being amortized to interest expense to the first put date of the 2022 Notes.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	(165,310)	131,240	126,889
Net cash (used in)generated from investing activities	58,562	(127,946)	(284,512)
Net cash generated from (used in) financing activities	587,471	(465,615)	34,010
Net (decrease) increase in cash and cash equivalents	463,161	(481,393)	(108,252)
Cash and cash equivalents at beginning of year	354,760	817,921	336,528
Cash and cash equivalents at end of year	817,921	336,528	228,276

Net Cash Generated from Operating Activities

We had net cash generated from operating activities of US$126.9 million in 2017, which was primarily attributable to (1) our net income of US$16.3 million during this period, (2) a decrease in loans receivable of US$45.7 million provided to property buyers, real estate developers and other borrowers primarily as a result of bank loans deposited at relevant banks to secure our loans and (3) an increase of deferred revenue of US$30.3 million primarily as a result of an increase in advance from customers, partially offset by (1) a decrease of US$39.3 million in accrued expenses and other liabilities primarily due to a decrease in accrued unrecognized tax benefits and (2) a decrease in customers’ refundable fees of US$22.7 million.

We had net cash generated from operating activities of US$131.2 million in 2016, which was primarily attributable to a decrease in loans receivable of US$251.0 million provided to property buyers, real estate developers and other borrowers primarily as a result of bank loans deposited at relevant banks to secure our loans, partially offset by (1) our net loss of US$169.6 million, (2) a decrease in customers’ refundable fees of US$27.6 million and (3) a decrease in accrued expenses and other liabilities of US$17.6 million.

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$284.5 million in 2017, primarily attributable to (1) acquisition of short -term investment of US$383.6 million, (2) origination of loans receivable of US$212.8 million, (3) deposits for non- current assets of US$55.5 million, partially offset by (1) proceeds from maturity of fixed-rate time deposits of US$373.4 million and (2) repayment of loans receivable of US$86.9 million.

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

Net Cash Generated from (Used in) Financing Activities

Our net cash generated from financing activities was US$34.0 million in 2017, primarily due to proceeds from long-term loans of US$111.5 million, partially offset by (1) repayment of loans of US$44.0 million and (2) a decrease in changes in restricted cash of US$38.0 million.

Our net cash used in financing activities was US$465.6 million in 2016, primarily due to (1) redemption of US$394.3 convertible senior notes million 2018 Notes, (2) repayment of US$182.4 million short-term loans, (3) repurchase of US$136.6 million ordinary shares and (4) a US$118.3 million decrease in changes in restricted cash, partially offset by (1) proceeds of US$296.6 million from short-term loans and (2) proceeds of US$67.7 million from long-term loans.

Capital Expenditures

Our capital expenditures were US$137.6 million, US$104.6 million and US$100.1 million in 2015, 2016 and 2017, respectively. There are also constructions and development/renovation needs. The Company bought more land and properties. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.4%, 2.1% and 1.6% in 2015, 2016 and 2017, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2015, 2016 and 2017, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$40.4 million, US$45.8 million, and US$39.0 million, respectively, representing 4.6%, 5.0% and 8.8% of our total revenues for the same periods.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period*
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	297,065	5,700		291,365	-
Operating lease commitments	20,255	12,812	7,330	113	-
Capital commitment	117,732	117,732	-	-	-
Loan principal and interest expense obligation	351,094	236,985	26,039	-	88,070

*	Our estimated liability for unrecognized tax benefits is included in accrued expenses and other liabilities. As of December 31, 2017, we had gross accrued unrecognized tax benefits and related interest and penalties of US$144.9 million. As we are currently unable to make a reasonably reliable estimate of the possible change and the timing of payments in individual years in connection with these tax liabilities, such amounts were not included in the contractual obligation table.

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

Our payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Our lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 20 to our consolidated financial statements included elsewhere in this annual report. In 2015, 2016 and 2017, total rental expenses for all operating leases were US$33.8 million, US$66.3 million and US$22.6 million, respectively.

Our sublease rental income for 2017 was US$15,085. Future minimum sublease receipts payments expected to be received under non-cancellable sublease agreements as of December 31, 2017 was US$5,840.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$248.9 million and RMB denominated bank borrowings of US$102.2 million obtained from financial institutions in the United States and PRC. US$216.8 million of bank borrowings are secured by bank deposits of approximately US $255.1 million, placed with financial institutions in China. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

US$134.3 million of bank borrowings were secured by building and construction in progress as of December 31, 2017.

Our capital commitments relate primarily to the purchase of an office building in Chongqing and the construction project of a building in Hangzhou. Both properties will be used as our new branch offices.

G. Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2013	2014	2015	2016	2017
Ratio of earnings to fixed charges(1)	20.4	16.2	—	—	1.0

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and one-third of our rental expenses relating to operating leases, which we deem representative of an interest factor.

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

Name	Age	Position
Vincent Tianquan Mo	53	Executive chairman of the board of directors, chief executive officer
Quan Zhou	60	Director
Qian Zhao	49	Independent director
Sam Hanhui Sun	45	Independent director
Mingqiang Bi	47	Independent director
Zhizhi Gong	38	Director
Jingbo Wang	39	Director
Frank Hua Lei	38	Chief financial officer
Jian Liu	41	President
Zhihong Zhang	47	Chief operations officer

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

Mingqiang Bi has served as an independent director of our company and a member of our audit committee since June 2017. Mr. Bi is the managing director of China International Capital Corporation (“CICC”). As a proven financial specialist, he has exceptional international experience with various C-level positions throughout key global markets. Before he joined CICC, Mr. Bi worked for Industrial and Commercial Bank of China (ICBC) for over 20 years, where he held multiple positions, including, among others, Chairman of ICBC Standard Bank, Head of Credit & Investment Management in ICBC Group, Country Head of ICBC USA Branch, CEO of ICBC Canada Branch. Mr. Bi earned two bachelor’s degrees and a master’s degree from Tsinghua University. He received his Ph.D. in finance from Renmin University of China.

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

Jingbo Wang has served as a director of our company since June 2017. Mr. Wang joined IDG Capital in 2011 as a partner, covering its private equity investments and mergers and acquisitions transactions. Prior to joining IDG Capital, Mr. Wang worked on the North America Growth Capital and Buyout team at D. E. Shaw and Co. in New York, where he was actively involved in several of the firm's largest investments in the energy sector. Mr. Wang also worked as a senior researcher of ExxonMobil Corporate Strategic Research. Mr. Wang received his Ph.D. from Cornell University and B.E. from Tsinghua University.

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

In 2017, we paid aggregate cash compensation of approximately US$869,774 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the 1999 Stock Incentive Plan, we awarded to several of our employees and directors options to purchase 9,874,672 ordinary shares of our company. As of December 31, 2017, options to purchase 2,421,562 ordinary shares remained  outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

2010 Stock Incentive Plan

We adopted our 2010 stock incentive plan (the “2010 Stock Incentive Plan”) on August 4, 2010. The purpose of our 2010 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2010 Stock Incentive Plan aims to:

·	attract and retain the best available personnel;

·	to provide an additional incentive to our employees, directors and consultants; and

·	to promote the success of our business.

As of March 31, 2018, we had awarded options to purchase 8,969,732of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$30.00.

a. Eligible Participants

Under the 2010 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

·	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;

·	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;

·	any advisers, consultants and agents to us or any of our subsidiaries; and

·	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of March 31, 2018, there were outstanding options to purchase 3,327,647 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 2,113,677 ordinary shares were exercisable.

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

d. Performance Criteria

The 2010 Stock Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value-added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

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

2015 Stock Incentive Plan

We adopted our 2015 stock incentive plan (the “2015 Stock Incentive Plan”) on July 3, 2015. The purpose of our 2015 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2015 Stock Incentive Plan aims to:

·	attract and retain the best available personnel;

·	to provide an additional incentive to our employees, directors and consultants; and

·	to promote the success of our business.

As of March 31, 2018, we had awarded options to purchase 7,851,000 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share ranging from US$3.62 to US$5.44, and granted 1,885,657 restricted shares.

a. Eligible Participants

Under our 2015 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

·	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;

·	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;

·	any advisers, consultants and agents to us or any of our subsidiaries; and

·	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of March 31, 2018, there were outstanding options to purchase 2,614,300 of our ordinary shares under the 2015 Stock  Incentive Plan, of which options to purchase 374,860 ordinary shares were exercisable.

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

d. Performance Criteria

The 2015 Stock Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value-added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share options

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2026
	112,500	—	5.00	December 31, 2007	December 30, 2017
	112,500	—	5.00	December 31, 2008	December 30, 2018
	112,500	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
	80,000	—	14.65	December 1, 2016	December 1, 2026
	184,251	—	—	August 29, 2017	August 29, 2027
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2026
	112,500	—	5.00	December 31, 2007	December 30, 2017
	112,500	—	5.00	December 31, 2008	December 30, 2018
	112,500	—	5.00	December 31, 2009	December 30, 2019
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	154,251	—	30.00	March 31, 2015	March 31, 2025
	80,000	—	14.65	December 1, 2016	December 1, 2026
	184,251	—	—	August 29, 2017	August 29, 2027
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2021
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Qian Zhao	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sam Hanhui Sun	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Jian Liu	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	July 26, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Frank Hua Lei	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.8	July 26, 2012	July 25, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	14.65	December 1, 2016	December 1, 2026
Zhihong Zhang	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	July 26, 2012	August 14, 2022
	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	14.65	December 1, 2016	December 1, 2026

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

Restricted shares

Name	Restricted Shares	Date of grant	Date of expiration
Jian Liu	408,350	August 29, 2017	August 28, 2027
Frank Hua Lei	150,000	August 29, 2017	August 28, 2027
Zhihong Zhang	200,000	August 29, 2017	August 28, 2027

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

Our board of directors has overall responsibility for managing our operations. The functions and powers of our board of directors include, among others:

·	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

·	implementing shareholders’ resolutions;

·	determining our business plans and investment proposals;

·	formulating our profit distribution plans and loss recovery plans;

·	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

·	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

·	proposing amendments to our fifth amended and restated memorandum and articles of association; and

·	exercising any other powers conferred by the shareholders’ meetings or under our fifth amended and restated memorandum and articles of association.

Board Committees

Audit Committee. Our audit committee consists of Sam Hanhui Sun, who chairs our audit committee, Qian Zhao and Mingqiang Bi. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

Our audit committee is responsible for, among other things:

·	Appointing, retaining, terminating, overseeing and determining compensation of the independent auditor. The independent auditor shall report directly to the Committee. The Committee has the sole authority to approve the hiring and discharging of the independent auditors, all engagement fees and terms thereof and, to the extent permissible under applicable regulatory guidelines, all non-audit engagements of the independent auditors.

·	Reviewing the scope and results of the annual audit with the independent auditor.

·	Reviewing and discussing, with the internal auditors or the person(s) in the financial department acting as internal auditor(s), the overall scope and plans for their audits and determine whether the internal audit function has the appropriate resources and expertise.

·	Reviewing and discussing with management and the independent auditors, the adequacy and effectiveness of our disclosure controls, internal accounting and financial controls, the quality of the financial and accounting personnel, and any relevant recommendations.

·	Discussing our guidelines and policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to us, and reviewing major legislative, regulatory and accounting developments which could materially impact our contingent liabilities and risks.

·	Reviewing and discussing with management and the independent auditors the annual audited financial statements and unaudited quarterly financial statements and proposed filings with the SEC, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and among others, discussing the following matter with the independent accountants: (1) the quality as well as acceptability of the accounting principles applied in the financial statements, (2) new or changed regulatory or accounting policies (including an analysis of the effect of alternative GAAP methods); off-balance sheet structures; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items, and (3) financial statement presentations.

·	Reviewing the reports prepared by management and by our independent auditors, assessing the adequacy and effectiveness of our internal controls and procedures, prior to the inclusion of such reports in our periodic filings as required under SEC rules. The Committee reviews disclosures regarding our internal controls that are required to be included in SEC reports.

·	Reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of our system of disclosure controls and procedures, including by meeting periodically with our management, independent auditors and legal counsel to review their assessment of such disclosure controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in our periodic filings.

·	Recommending to our board of directors whether the audited financial statements are satisfactory to be included in our annual or other reports to the SEC.

·	At least annually, reviewing any management letters or internal control reports prepared by the independent auditors or our internal auditors and responses to prior management letters, and reviewing with the independent auditors our internal quality control and financial controls, including the budget, staffing and responsibilities of our financial and accounting staff.

·	Reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the type and presentation of information to be included in earnings press releases.

·	Periodically meeting in separate sessions with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors.

·	Reviewing with the independent auditor any audit problems or difficulties the independent auditor encountered in the course of audit work (e.g., restrictions on the scope of the independent auditor’s activities or access to requested information and any significant disagreements with management) and the management’s response. The audit committee shall also be responsible for the resolution of disagreements between management and the independent auditors regarding financial reporting.

·	Setting clear hiring policies for employees or former employees of the independent auditors.

·	Reviewing and approving or prohibiting all proposed related-party transactions in accordance with our related party transaction policy and procedures.

·	Monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

·	Establishing procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review periodically with management and our internal accounting department these procedures and any significant complaints received.

·	Pre-approving all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The audit committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to us, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the audit committee, provided that any pre-approvals delegated to one or more members of the audit committee are reported to the audit committee at its next scheduled meeting.

·	Evaluating at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditor and consideration whether there should be a rotation of the lead partner or independent auditing firm, and take appropriate action to oversee the independence of the independent auditors.

·	At least annually, obtaining and reviewing a report by the independent auditors describing: (1) the audit firm’s internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues, (3) all relationships between the independent auditors and us to enable the audit committee to assess the auditors’ independence, and (4) any other matters required to be included in a letter from the independent auditors pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor’s communications with the audit committee concerning independence.

·	Reviewing and reassessing, at least annually, the audit committee’s performance and the adequacy of its charter and report its conclusion and any recommendations to our board of directors.

·	Reporting regularly to the full board of directors.

·	Investigating matters came to its attention at the company’s expenses.

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

Compensation Committee. Our compensation committee consists of Mr. Mo, who chairs our compensation committee, and Qian Zhao.

Our compensation committee is responsible for:

·	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.

·	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.

·	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.

·	At least annually, either as a committee or together with the other independent directors (as directed by our board of directors), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the compensation committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years. The compensation committee may choose to discuss the CEO’s compensation with the board of directors.

·	Reviewing and approving, or making recommendations to our board of directors with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The compensation committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The compensation committee shall also seek the input of the Chief Executive Officer with respect to the performance evaluation and compensation of executives other than the Chief Executive Officer.

·	Periodically reviewing the compensation of our directors and approving changes or making recommendations to our board of directors with respect thereto.

·	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to our board of directors, as appropriate.

·	Advising on the setting of compensation for officers whose compensation is not subject to the approval of the compensation committee.

·	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the compensation committee shall have responsibility for:

·	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;

·	certifying that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation;

·	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;

·	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);

·	approving which executive officers are entitled to awards under our stock option plan(s);

·	repurchasing securities from terminated employees; and

·	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.

·	Reviewing and approving officer and director indemnification and insurance matters.

·	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the audit committee as a related-party transaction.

·	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.

·	Providing the compensation committee reports on executive compensation to our board of directors.

·	Receiving, reviewing and conferring with the audit committee with respect to any concerns raised by any parties directly or indirectly to the compensation committee and take action in response to such concerns as may be deemed appropriate by the compensation committee.

·	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.

·	Administering, interpreting and taking all other actions necessary or appropriate as granted to the compensation committee under our executive compensation and other plans.

·	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a compensation committee meeting or meet with any compensation committee members.

·	Reviewing the compensation committee’s charter on an annual basis and recommend changes, as appropriate, to our board of directors.

·	Evaluating the performance of the compensation committee on an annual basis. In conducting such self-evaluation, the compensation committee shall evaluate whether its charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate to the board for consideration. The compensation committee shall address all matters that it considers relevant to its performance, including at least, the adequacy, appropriateness and quality of the information and recommendations presented by it to the board of directors, the manner in which they were discussed or debated, and whether the number and length of meetings of the compensation committee were adequate for it to complete its work in a thorough and thoughtful manner.

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

Pursuant to the subscription agreement by and among our company, Safari Group Holdings Limited, Safari Group CB Holdings Limited, and Safari Parent Limited, dated September 17, 2015, Safari Parent Limited, an affiliate of the Carlyle Group, is entitled to nominate one director to our board of directors so long as the Carlyle Group beneficially owns at least 1.0% of our total outstanding share capital calculated on a fully diluted basis.

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

D. Employees

We had 40,351, 18,106 and 5,795 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2017:

Editorial and production	1,100
Sales and marketing	3,279
Management and general administrative	715
Technical and research	701
Total	5,795

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

E. Share Ownership

As of March 31, 2018, we had 88,797,687 ordinary shares, consisting of 64,461,037 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31 , 2018:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)			11,355,645	46.7%
Next Decade Investments Limited(3)	1,123,955	1.7%	10,230,645	42.0%
Digital Link Investments Limited(4)	*	*	2,750,360	11.3%
IDG Alternative Global Limited(5)	10,941,378	17.0%	—	—
Fosun International Limited(6)	4,572,913	7.1%	—	—
Greenwoods Asset Management Limited(7)	3,096,440	4.8%	—	—
General Atlantic Singapore Fund Pte. Ltd.(8)	6,860,040	10.6%	—	—
The Goldman Sachs Group, Inc.(9)	3,338,900	5.2%
Safari Group Holdings Limited(10)	3,418,803	5.3%	—	—
Davis Selected Advisers, L.P.(11)	5,533,494	8.6%	—	—
Morgan Stanley(12)	4,338,328	6.7%	—	—
Directors and Executive Officers(13):
Mr. Mo(14)	9,445,291	14.7%	23,340,790	95.9%
Quan Zhou(15)	13,782,418	21.4%	*	*
Qian Zhao	*	*	—	—
Sam Hanhui Sun	*	*	—	—
Sol Trujillo	*	*	—	—
Jian Liu	*	*	—	—
Zhihong Zhang	*	*	—	—
Hua Lei	*	*	—	—
All directors and executive officers as a group	23,227,709	36.0%	24,336,650	100.0%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 1,035,000 Class A ordinary shares represented by 5,175,000 ADSs and options to purchase 1,035,000 Class A ordinary shares within 60 days of March 31, 2018. All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes 14,177 Class A ordinary shares represented by 70,885 ADSs and options to purchase 2,789,500 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2018. All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.
(5)	Represents 5,359,658 ordinary shares and 5,581,720 ordinary shares issuable pursuant to convertible notes beneficially owned by IDG Alternative as reported in a Schedule 13D filed by it and its affiliates on November 17, 2015. IDG Alternative is owned as to 72.53% by IDG Maximum Financial Limited, a British Virgin Islands company, and as to 27.47% by Deanhale Limited, a British Virgin Islands company. IDG Maximum Financial Limited is affiliated with IDG-Accel China Capital GP Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. Mr. Mo is the sole shareholder of Deanhale Limited. The address of IDG Alternative is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Represents ordinary shares (as represented by 22,864,565 ADSs) beneficially owned by Fosun International Limited as reported in a Schedule 13G filed by it and its affiliate on February 12, 2018. Fosun International Limited is a Hong Kong company with its address of principal of business at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.
(7)	Represents ordinary shares (as represented by 15,482,200 ADSs) beneficially owned by Greenwoods Asset Management Limited as reported in a Schedule 13G/A filed by it and its affiliates on June 26, 2017. Greenwoods Asset Management Limited, a Cayman Islands company with its address of principal office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands, filed such Schedule 13G/A together with, among other affiliates, Jinzhi Jiang, a PRC citizen whose address is 27/F, 1155 Fangdian Road, Kerry Parkside Office, Shanghai, PRC 201204.
(8)	Represents ordinary shares (as represented by 34,300,200 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(9)	Represents ordinary shares (as represented by 16,694,500 ADSs) beneficially owned by the clients of the Goldman Sachs Group, Inc. as reported in a Schedule 13G filed by it and its affiliates on February 12, 2018. Goldman Sachs Group, Inc. is a Delaware company and its principal business address is 200 West Street New York, NY 10282.
(10)	Represents 3,418,803 ordinary shares beneficially owned by Safari Group Holdings Limited. Safari Group Holdings Limited is owned as to 72.0% by Safari Parent Limited, a Cayman Islands company, and as to 28.0% by Ateefa Limited, a British Virgin Islands company. Safari Parent Limited is affiliated with the Carlyle Group. Mr. Mo is the sole shareholder of Ateefa Limited. The address of Safari Group Holdings Limited is the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(11)	Represents ordinary shares (as represented by 27,667,470 ADSs) beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G/A filed by it on February 13, 2018. The address of the business office of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(12)	Represents ordinary shares (as represented by 21,691,640 ADSs) beneficially owned by the clients of Morgan Stanley as reported in a Schedule 13G/A filed by it and its affiliate on February 12, 2018. Morgan Stanley is a Delaware company and its principal business address is 1585 Broadway, New York, NY 10036.
(13)	The address of our current directors and executive officers is c/o Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.
(14)	Represents ordinary shares beneficially owned by Media Partner, Next Decade, Ateefa Limited, Deanhale Limited and Karistone Limited, a British Virgin Islands company. All of the shares of Media Partner and Next Decade, including 3,824,500 ordinary shares represented by 19,122,500 ADSs and options to purchase 5,891,200 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2018, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. In addition, Mr. Mo, through Ateefa Limited, is deemed to have beneficial ownership of an aggregate of 1,738,706 Class A ordinary shares owned by Safari Group Holdings Limited and Safari Group CB Holdings Limited, and, through Deanhale Limited, is deemed to have beneficial ownership of 3,005,596 Class A ordinary shares owned by IDG Alternative. Furthermore, Mr. Mo, through Karistone Limited, beneficially owns 926,461 Class A ordinary shares.
(15)	Includes options to purchase 149,400 Class A ordinary shares within 60 days of March 31, 2018, 2,116,061 Class A ordinary shares held by IDG-Accel China Capital L.P., 97,699 Class A ordinary shares held by IDG-Accel China Capital Investors L.P., 10,941,378 Class A ordinary shares held by IDG Alternative Global Limited and 477,880 Class A ordinary shares held by Chuang Xi Capital Holdings Limited, all of which have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou is a director. Each of IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. is a Cayman Islands exempted limited partnership with its registered office located at Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands. Each of IDG Alternative Global Limited and Chuang Xi Capital Holdings Limited is a British Virgin Islands company with its registered office located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2018, of the 88,797,687 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 58.8% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

The Structure Contracts enable us to:

·	receive substantially all of the economic benefits from our consolidated controlled entities in consideration of the services provided by our subsidiaries;

·	exercise effective control over our consolidated controlled entities; and

·	hold an exclusive option to purchase all or part of the equity interests in our consolidated controlled entities when and to the extent permitted by PRC laws.

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

We had relationships with the following related parties in 2017:

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

We had the following expenses from related party transactions during 2017:

2017
(US$ in thousands)
Office building leased from:
- Vincent Tianquan Mo	159
Management fee incurred:
- Beihai Silver Beach	501
Hotel service fee incurred:
- Upsky San Francisco
- Upsky Long Island
- Beihai Silver Beach
Training fee incurred:
- Military Academy

In 2011, we entered into an agreement with Training Center to lease to it office space of approximately 220 square feet in a building owned by us located in New York City, free of charge.

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The deemed rental expense of US$ 0.2 million and the corresponding shareholder contribution were included in our consolidated financial statements for 2017.

In April 2013, we and Beihai Silver Beach entered into an agreement, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. The management fees incurred for 2017 were US$ 0.5 million.

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

Nanning Xuyin held 73,430,061 shares in Guilin Bank Co., Ltd. on behalf of our company, through an entrustment agreement, in 2015, and transferred 30,595,859 shares of Guilin Bank to the Company in 2016.

On September 25, 2017, additional 42,834,202 shares of Guilin Bank was transferred by the third-party in full satisfaction of its remaining overdue receivables of US$24,695 to the Company. The total investment constituted a 1.98% ownership in Guilin Bank. In October 2017, the Company received 7,343,006 shares of Guilin Bank as a stock dividend and the Company’s shareholding increased from 73,430,061 to 80,773,067. No impairment on the investment in Guilin Bank was recognized for the year ended December 31, 2017.

For more details of our related party transactions in 2017, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “SFUN” since September 17, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price Per ADS (1)
	High	Low
	(US$)

Annual Highs and Lows
2013	16.89	4.12
2014	19.94	6.78
2015	10.01	4.65
2016	7.10	2.76
2017
Quarterly Highs and Lows
First Quarter 2016	7.10	4.37
Second Quarter 2016	6.53	4.64
Third Quarter 2016	5.64	4.27
Fourth Quarter 2016	4.50	2.76
First Quarter 2017	3.95	2.46
Second Quarter 2017	3.96	3.12
Third Quarter 2017	4.70	3.01
Fourth Quarter 2017	5.58	3.97
First Quarter 2018	5.40	4.49
Monthly Highs and Lows
November 2017	5.27	4.455
December 2017	5.58	4.14
January 2018	5.48	4.56
February 2018	5.31	4.63
March 2018	5.14	4.49
April 2018	5.25	4.50
May 2018 (through May 14, 2018)	5.28	4.95

(1)	Trading prices for all periods represented through May 14, 2018 have been retroactively adjusted to reflect the change of our ADS to Class A ordinary share ratio from one ADS for one Class A ordinary shares to five ADSs for one Class A ordinary share effective April 7, 2014.

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

In addition, SAT released Circular 9 in February 2018. Circular 9 provides guidance for the determination of “beneficial ownership” for the purpose of claiming benefits under double taxation arrangements by treaty residents in respect of articles of dividends, royalties and interest under double taxation arrangements. Under Circular 9, a “beneficial owner” shall generally engage in “substantive business activities” which is further referred to as manufacturing, trading and management activities under Article 2 of Circular 9. Circular 9 also sets forth several factors, the existence of which generally does not provide support that the treaty resident is a “beneficial owner.” According to Circular9, non-resident enterprises which could not provide valid supporting documents as “beneficiary owners” could not be approved to enjoy treaty benefits. Therefore, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax rate of 10.0% if our Hong Kong subsidiaries cannot be considered as a “beneficial owner” under Circular 9.

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

People’s Republic of China taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the New EIT Law, all domestic and foreign- invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Our subsidiaries in China are considered foreign investment entities (“FIEs”), and certain of these subsidiaries are directly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, SAT issued Circular No. 81. According to Circular No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In February 2018, SAT issued Circular No. 9 to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Circular No. 9, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Circular 9 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Circular 9 provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 9 rather than the status of a single determining factor. Since the two circulars were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that any of our Hong Kong subsidiaries is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

U.S. federal income taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax). This discussion also does not address any state, local or non-U.S. tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

·	dealers in securities or currencies;

·	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

·	banks or other financial institutions;

·	insurance companies;

·	tax-exempt organizations;

·	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

·	real estate investment trusts;

·	regulated investment companies;

·	persons that hold ordinary shares or ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

·	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

·	certain former citizens or long-term residents of the United States;

·	persons liable for alternative minimum tax; or

·

persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote or 10.0% or more of the total value of our shares (including

ADSs.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ordinary shares or ADSs and are:

·	a citizen or resident of the United States for U.S. federal income tax purposes;

·	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision of the United States;

·	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

·	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2017 taxable years. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years, not taking into account transactions outside of the ordinary course of business. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the Internal Revenue Service, or IRS, will agree with us.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2015, 2016 and 2017, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our loss for 2015 and 2016 would have been US$3.8 million and US$4.1 million lower, respectively, and our profit for 2017 would have been US$0.8 million lower. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2017, we had US$0.5 million in cash and cash equivalents, restricted cash (current) and short-term investments, 95.5% and 4.5% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring of outstanding balances. We regularly review the creditworthiness of our customers and require collateral from our customers in certain circumstances when accounts receivables become long overdue.

Funds receivable represent amounts due from third-party payment service providers. We carefully consider and monitor the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable.

We are also exposed to default risk on our loans receivable. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2017, no single borrower comprised a significant portion of our loan portfolio.

We regularly review the creditworthiness of real estate developers and require collateral from real estate developers in certain circumstances when commitment deposits become overdue.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

·	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

·	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

·	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

·	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

·	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

·	stock transfer or other taxes and other governmental charges;

·	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;

·	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

·	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2017 due to the existence of a material weakness, as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Failure in the design of controls to monitor and timely identify significant legal contingencies, or developments thereto, in order to perform appropriate accounting analysis and review, including related financial statement disclosures, as part of the financial statement close process.

Our material weakness is that in relation to a significant legal contingency, we did not appropriately design our controls to timely identify, communicate, and evaluate significant developments to ensure appropriate accounting is applied to the resolution of the contingency, including any settlements received subsequent to the balance sheet date.

Despite the fact that we failed to operate the abovementioned controls, we have properly corrected the resulting misstatements and included the appropriate disclosures to our consolidated financial statements.

Remediation Measures to Address the Material Weakness Identified

We are currently in the process of remediating the material weakness described above. We will dedicate resources and take the following steps to prevent a recurrence of the circumstances that resulted in the material misstatement:

•	assessing the progress made on legal contingencies in a timely manner by formalizing a litigation inventory and tracking report on a quarterly basis prepared and reviewed by our internal legal group;

•	improving timely communication between accounting team and internal legal group to address impact on the consolidated financial statements as a result of latest developments, if any, on legal contingencies; and

•	establishing effective monitoring and oversight controls over the financial statement close process to ensure our controls over the analysis and accounting for material subsequent event transactions are operated as designed.

We believe the material weakness will be effectively remediated in the second half of 2018; however, the remediation cannot be considered effective until the operation of the improved controls occurs in the future and its operating effectiveness is tested successfully.

In addition, we intend to make further measures in its internal controls over financial reporting, including:

•	forming a disclosure committee, which will comprise of key management personnel and the head of each department, including accounting, reporting, legal, HR, sales, treasury and IT department to discuss significant or unusual transactions occurred within each function and any issues may require further assessment of financial statements disclosure;

•	improving the capabilities of existing financial reporting personnel through training and education in the accounting requirements under US GAAP; and

•	strengthening internal audit testing function to timely detect and prevent control deficiencies on the financial statement close process.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for 2016 and 2017:

	2016	2017
	(U.S. dollars in thousands)
Audit fees(1)	1,072	1,061
Audit-related fees(2)	253	71
Tax Fees(3)	37	45
Total	1,363	1,177

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	Audit-related fees include professional services rendered by the independent auditor associated with the audit work performed to issue opinions on the consolidated financial statements of certain of our subsidiaries in accordance with local GAAP.
(3)	Tax Fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

Not applicable.

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

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the New York Stock Exchange corporate governance practices. However, the following are ways in which our current corporate governance practices differ from New York Stock Exchange corporate governance requirements since the laws of Cayman Islands do not require such compliance:

·	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings.

·	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

·	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

·	Our compensation committee and our nominating and corporate governance committee are comprised with a majority of independent directors and not only independent directors. Our executive chairman, Mr. Mo, who serves on both our compensation committee and nominating and corporate governance committee, is not independent under the relevant New York Stock Exchange rules.

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
4.1	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.2	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated September 23, 2015 (incorporated by reference to Exhibit 4.3 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.3	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated September 23, 2015 (incorporated by reference to Exhibit 4.4 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.4	Registration Rights Agreement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.5	Supplemental Agreement among SouFun Holdings Limited, IDG Alternative Global Limited and China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).

Exhibit No.	Description of Exhibit
4.6	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.45 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.7	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital Investors L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.46 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.8	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Winning Star Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.47 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.9	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Rainbow Zone Enterprise Inc, dated November 10, 2015 (incorporated by reference to Exhibit 99.48 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.10	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Chuang Xi Capital Holdings Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.49 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.11	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Wealth Harvest Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.50 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.12	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.13	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.14	2015 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on July 6, 2015).
4.15	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.16	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.17	Form of Loan Agreement between and among Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.19 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.17.1	Schedule of Loan Agreements between and among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.17.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.18	Form of Creditor’s Rights Transfer Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, and Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.20 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.18.1	Schedule of Creditor’s Rights Transfer Agreements among certain PRC subsidiaries of Fang Holdings Limited and shareholders of certain consolidated controlled entity (incorporated by reference to Exhibit 4.18.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.19	Form of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.21 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.19.1	Schedule of Equity Pledge Agreements among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.19.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.20	Form of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.22 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.20.1	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.20.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.21	Form of Operating Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F filed with the SEC on May 17, 2016).

Exhibit No.	Description of Exhibit
4.21.1	Schedule of Operating Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.21.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.22	Form of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network and a consolidated controlled entity (incorporated by reference to Exhibit 4.24 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.22.1	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of Fang Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.22.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.23	Form of Exclusive Call Option Agreement among SouFun Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and Beijing Zhong Zhi Shi Zheng and/or Jia Tian Xia Network (incorporated by reference to Exhibit 4.25 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.23.1	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited (incorporated by reference to Exhibit 4.23.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.24	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.24.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).
4.25	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.26	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.27	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).
4.28	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.29	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited (incorporation by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.30	Subscription Agreement between SouFun Holdings Limited and IDG Alternative Global Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.31	Subscription Agreement among SouFun Holdings Limited, Safari Group Holdings Limited, Safari Group CB Holdings Limited and Safari Parent Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.32	Subscription Agreement Supplement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated November 23, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.33	Convertible Note (US$28.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.34	Convertible Note (US$72.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.35	Subscription Agreement Supplement between IDG Alternative Global Limited and SouFun Holdings Limited, dated October 29, 2015 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).

Exhibit No.	Description of Exhibit
4.36	Letter Agreement between IDG Alternative Global Limited and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.18 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.37	Supplemental Agreement among the IDG Alternative Global Limited, China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.38	Convertible Note (US$200.00 million) by SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.20 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.39	Subscription Agreement between SouFun Holdings Limited and Karistone Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.26 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.40	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.11 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.41	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital Investors L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.12 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.42	Subscription Agreement between SouFun Holdings Limited and Winning Star Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.13 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.43	Subscription Agreement between SouFun Holdings Limited and Rainbow Zone Enterprise Inc, dated November 9, 2015 (incorporated by reference to Exhibit 99.14 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.44	Subscription Agreement between SouFun Holdings Limited and Chuang Xi Capital Holdings Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.15 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.45	Subscription Agreement between SouFun Holdings Limited and Wealth Harvest Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.16 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.46	Summary Translation of Cooperation Framework Agreement among SouFun Holdings Limited, Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated November 13, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2015).
4.47	Summary Translation of Share Subscription Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated January 19, 2016 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.48	Summary Translation of Compensation Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd. and Chongqing Wanli New Energy Co., Ltd., dated January 19, 2016 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.49	Summary Translation of the Non-compete Agreement among Vincent Tianquan Mo, SouFun Holdings Limited and Chongqing Wanli New Energy Co., Ltd., dated May 2, 2016 (incorporated by reference to Exhibit 4.58 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.50	Summary Translation of Commercial Properties Purchase Agreement between Beijing SouFun Network Technology Co., Ltd. and Beijing Jinyu Dacheng Co., Ltd., dated November 10, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.51	Summary Translation of Share Subscription and Asset Purchase Termination Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated February 22, 2017 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
8.1	List of Principal Subsidiaries and Consolidated Controlled Entities (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

Exhibit No.	Description of Exhibit
12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of Ernst & Young Hua Ming LLP.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fang Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2018 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2008.

Shenzhen, The People’s Republic of China
May 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fang Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited Fang Holdings Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Fang Holdings Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the design of controls to monitor and timely identify significant legal contingencies, or developments thereto, in order to perform appropriate accounting analysis and review, including related financial statement disclosures, as part of the financial statement close process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated May 15, 2018, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP
Shenzhen, The People’s Republic of China
May 15, 2018

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2016	2017
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		336,528	228,276
Restricted cash, current		211,084	223,002
Short-term investments	4	42,929	55,801
Accounts receivable (net of allowance of US$34,366 and US$31,127 as of December 31, 2016 and 2017, respectively)	5	93,672	66,884
Funds receivable (net of allowance of US$2,322 and nil as of December 31, 2016 and 2017, respectively)		20,483	6,264
Prepayments and other current assets	6	39,824	32,704
Commitment deposits (net of allowance of nil and US$206 as of December 31, 2016 and 2017, respectively)		6,527	5,876
Loans receivable, current	7	41,966	129,438
Amounts due from a related party	18	197	167

Total current assets		793,210	748,412

Non-current assets:
Property and equipment, net	8	319,897	622,145
Land use right		-	35,728
Loans receivable, non-current	7	16,808	14,674
Deferred tax assets	16	4,915	7,602
Restricted cash, non-current		-	39,982
Deposit for non-current assets	9	240,712	58,722
Long-term investments	4	231,880	470,964
Other non-current assets	10	7,391	2,026

Total non-current assets		821,603	1,251,843

Total assets		1,614,813	2,000,255

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2016	2017
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans (including short-term loans of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$22,734 and US$59,820 as of December 31, 2016 and 2017, respectively)	11	212,734	236,985
Deferred revenue (including deferred revenue of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$21,744 and US$27,095 as of December 31, 2016 and 2017, respectively)		129,765	168,884
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$106,459 and US$54,516 as of December 31, 2016 and 2017, respectively)	12	318,539	158,799
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$18,295 and US$ 10,986 as of December 31, 2016 and 2017, respectively)	13	28,630	7,070
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$199 and US$1,325 as of December 31, 2016 and 2017, respectively)		6,022	4,374
Convertible senior notes	14	-	5,700

Total current liabilities		695,690	581,812

Non-current liabilities:
Long-term loans (including long-term loans of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$65,190 and US$55,958 as of December 31, 2016 and 2017, respectively)	11	65,190	114,109
Convertible senior notes	14	295,268	291,365
Deferred tax liabilities	16	70,424	126,641

Other non-current liabilities		416	146,053
Total non-current liabilities		431,298	678,168

Total liabilities		1,126,988	1,259,980

Commitments and contingencies	20

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of December 31,
	Notes	2016	2017
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2016 and 2017: 71,077,816 and 71,425,120; outstanding shares as of December 31, 2016 and 2017: 64,012,758 and 64,360,062	15	9,157	9,204
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2016 and 2017, respectively	15	3,124	3,124
Additional paid-in capital		488,943	500,666
Accumulated other comprehensive (loss) income	15	(81,349)	137,630
Retained earnings		203,870	225,574
Less: Treasury stock (7,065,058 and 7,065,058 shares as of December 31, 2016 and 2017, respectively.)	15	(136,615)	(136,615)
Total Fang Holdings Limited shareholders’ equity		487,130	739,583
Noncontrolling interests		695	692

Total shareholders’ equity		487,825	740,275

Total liabilities and shareholders’ equity		1,614,813	2,000,255

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2015	2016	2017
		US$	US$	US$
Revenues
E-commerce services		474,810	577,684	87,809
Marketing services		249,862	165,437	149,267
Listing services		107,922	118,109	165,374
Financial services		29,582	29,602	12,055
Other value-added services		21,373	25,559	29,791
Total gross revenues		883,549	916,391	444,296

Cost of revenues
Cost of services		(555,389)	(687,184)	(174,599)
Total cost of revenues		(555,389)	(687,184)	(174,599)

Gross profit		328,160	229,207	269,697

Operating (expenses) income
Selling expenses		(236,603)	(229,817)	(91,250)
General and administrative expenses (including related party amounts of US$776, US$897and US$501for the years ended December 31, 2015, 2016 and 2017, respectively)		(125,405)	(151,251)	(135,688)
Other income (loss)		(625)	415	(567)

Operating income (loss)		(34,473)	(151,446)	42,192
Foreign exchange (loss) gain		1,464	(1,882)	15
Interest income		22,221	11,367	11,322
Interest expense		(16,519)	(20,791)	(16,153)
Change in fair value of trading securities	4	-	-	518
Realized gain on sale available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale security of US$10,583, US$2,736 for the year ended December 31, 2016, 2017)	4	-	10,583	2,736
Government grants		4,936	6,469	3,154
Investment income	4	1,333	3,281	6,692
Other non-operating loss		-	-	(4,562)
Impairment on investments	4	-	(2,232)	(2,768)

Income (loss) before income taxes and noncontrolling interests		(21,038)	(144,651)	43,146
Income tax (expense) benefit	16	5,905	(24,984)	(21,442)

Net income (loss)		(15,133)	(169,635)	21,704
Net loss attributable to noncontrolling interests		(37)	-	(3)
Net income (loss) attributable to Fang Holdings Limited’s shareholders		(15,096)	(169,635)	21,707

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2015	2016	2017
		US$	US$	US$
Other comprehensive income (loss), before tax
Foreign currency translation adjustments		(55,928)	(60,732)	56,571
Amounts reclassified from accumulated other comprehensive income		-	(10,583)	(2,736)
Unrealized gain (loss) on available-for-sale securities		(4,002)	7,326	212,838
Gain (loss) on intra-entity foreign transactions of long-term-investment nature			(6,996)	1,872

Other comprehensive income (loss), before tax		(59,930)	(70,985)	268,545
Income tax expense related to components of other comprehensive income		-	-	(49,566)

Other comprehensive income (loss), net of tax		(59,930)	(70,985)	218,979
Comprehensive income (loss)		(75,063)	(240,620)	240,683
Comprehensive loss attributable to noncontrolling interests		(37)	-	(3)
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders		(75,026)	(240,620)	240,686

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	22	(0.18)	(1.81)	0.25
Diluted	22	(0.18)	(1.81)	0.24

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	22	85,170,886	93,605,749	88,475,665
Diluted	22	85,170,886	93,605,749	91,585,677

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(15,133)	(169,635)	21,704
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Share-based compensation	4,497	6,552	7,218
Depreciation of property and equipment	14,668	25,004	27,961
Deferred tax benefits	(32,361)	(2,250)	(317)
Allowance for doubtful accounts	18,649	29,712	32,614
Allowance for funds receivable	-	2,322	-
Realized and unrealized gain related to investment securities	-	(10,583)	(3,254)
Impairment on investments	-	2,232	2,768
Amortization of loan origination costs	1,393	1,302	191
Amortization of issuance costs for convertible senior notes	3,196	4,964	1,797
Loss on disposal of property and equipment	-	719	5,571
Deemed rental expense (Note 18)	169	154	159
Allowance for commitment deposit	-	-	206

Changes in operating assets and liabilities:
Accounts receivable	(118,797)	16,190	(437)
Funds receivable	13,177	7,769	2,330
Prepayments and other current assets	(35,333)	16,730	9,405
Commitment deposits	36,666	4,119	816
Loans receivable, current	(53,340)	214,824	30,901
Loans receivable, non-current	(192,059)	36,158	14,800
Amounts due from a related party	(262)	273	(445)
Other non-current assets	2,250	(317)	5,644
Deferred revenue	33,099	(6,535)	30,260
Accrued expenses and other liabilities	106,412	(17,574)	(39,343)
Customers’ refundable fees	19,161	(27,580)	(22,651)
Income tax payable	29,346	(3,437)	(1,685)
Amounts due to a related party	(657)	-	-
Other non-current liabilities	(51)	127	676

Net cash generated from (used in) operating activities	(165,310)	131,240	126,889

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investments	(129,759)	(73,804)	(383,064)
Proceeds from maturity of fixed-rate time deposits	507,007	89,952	373,363
Proceeds from disposal of available-for-sale securities	-	13,074	13,931
Acquisition of property and equipment	(45,151)	(24,576)	(65,885)
Origination of loans receivable	-	-	(212,824)
Repayment of loans receivable	-	-	86,931
Purchase of land use right	(54)	-	(34,263)
Acquisition of long-term investments	(127,388)	(4,902)	(13,000)
Proceeds from disposal of property and equipment	635	924	5,755
Deposits for non-current assets	(146,728)	(128,614)	(55,456)

Net cash (used in) generated from investing activities	58,562	(127,946)	(284,512)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A ordinary shares	346,775	-	-
Proceeds from exercise of share options	8,416	1,664	4,785
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	718	-	-
Proceeds from short-term loans	72,750	296,558	-
Proceeds from long-term loans	-	67,721	111,475
Repayment of loans	(153,500)	(182,362)	(43,989)
Proceeds from issuances of convertible senior notes	300,000	-	-
Redemption of convertible senior notes		(394,300)	-
Repurchase of ordinary shares		(136,615)	-
Payment of issuance costs for convertible senior notes	-	-	-
Payment of loan origination costs	(15)	-	(302)
Payment of dividends	(82,751)	-	-
Changes in restricted cash	95,078	(118,281)	(37,959)

Net cash generated from (used in) financing activities	587,471	(465,615)	34,010

Exchange rate effect on cash and cash equivalents	(17,562)	(19,072)	15,361

Net (decrease) increase in cash and cash equivalents	463,161	(481,393)	(108,252)

Cash and cash equivalents at beginning of year	354,760	817,921	336,528

Cash and cash equivalents at end of year	817,921	336,528	228,276

Supplemental schedule of cash flow information:
Income tax paid	6,674	6,664	7,979
Interest paid	13,245	19,418	16,895
Acquisition of property and equipment through utilization of deposits	90,713	14,345	244,568
Acquisition of property and equipment included in accrued expenses and other liabilities	-	-	6,121
Long-term investments received in settlement of funds receivable	-	13,947	12,058

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

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity
Balance as of December 31, 2015	70,736,679	24,336,650	12,234	478,391	-	(16,870)	6,506	-	(10,364)	373,505	761	854,527
Net loss for the year	-	-	-	-	-	-	-	-	-	(169,635)	-	(169,635)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(60,732)	-	-	(60,732)	-	-	(60,732)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	7,326	-	7,326	-	-	7,326
Foreign currency transaction losses	-	-	-	-	-	-	-	(6,996)	(6,996)	-	-	(6,996)
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(10,583)	-	(10,583)		-	(10,583)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(66)	(66)
Contribution from shareholder (Note 18(b))	-	-	-	154	-	-	-	-	-	-	-	154
Repurchase of treasury stock	(7,065,058)	-	-	-	(136,615)	-	-	-	-	-	-	(136,615)
Share-based compensation	-	-	-	6,552	-	-	-	-	-	-	-	6,552
Excess tax benefits	-	-	-	470	-	-	-	-	-		-	470
Exercise of share options	341,137	-	47	3,376	-	-	-	-	-	-	-	3,423

Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity
Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825
Net profit for the year	-	-	-	-	-	-	-	-	-	21,704	-	21,704
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	56,571	-	-	56,571	-	-	56,571
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	163,272	-	163,272	-	-	163,272
Foreign currency transaction gain	-	-	-	-	-	-	-	1,872	1,872	-	-	1,872
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(2,736)	-	(2,736)		-	(2,736)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Contribution from shareholder (Note 18(b))	-	-	-	159	-	-	-	-	-	-	-	159
Share-based compensation	-	-	-	7,218	-	-	-	-	-	-	-	7,218
Exercise of share options	347,304	-	47	4,346	-	-	-	-	-	-	-	4,393

Balance as of December 31, 2017	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	163,785	(5,124)	137,630	225,574	692	740,275

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

The Company is principally engaged in the provision of E-commerce services, marketing services, listing services, financial services and other value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries and PRC Domestic Entities as of December 31, 2017 were as follows:

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing SouFun Internet Information Service Co., Ltd. ("Beijing Internet")	December 17, 2003	PRC	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. ("SouFun Media")	November 28, 2002	PRC	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. ("SouFun Network")	March 16, 2006	PRC	Provision of technology and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. ("Beijing Technology")	March 14, 2006	PRC	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. ("Beijing JTX Technology")	December 21, 2006	PRC	Provision of marketing services and listing services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., ("Beijing Zhongzhi")	June 5, 2007	PRC	Provision of technology and information consultancy services

Xinjiang Zhong Zhi Shu Ju Information Technology Co., Ltd. (“Xinjiang Zhong Zhi Shu Ju”)	August 10, 2017	PRC	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. ("Beijing Hong An")	January 1, 2011	PRC	Provision of technology and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. ("Beijing TuoShi")	March 1, 2011	PRC	Provision of technology and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. ("Beijing Yi Ran Ju Ke")	September 10, 2011	PRC	Provision of marketing services, rental services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. ("Beijing Hua Ju Tian Xia")**	July 25, 2012	PRC	Provision of technology and information consultancy services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing Li Man Wan Jia Network Technology Co., Ltd. ("Beijing Li Man Wan Jia")	July 25, 2012	PRC	Provision of technology and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. ("Shanghai JBT Real Estate Broking")	July 7, 2005	PRC	Provision of real estate agency services, marketing services and listing services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd., ("Zhongzhi Xun Bo")	January 6, 2012	PRC	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd.("Tianjin SouFun Network")	March 1, 2012	PRC	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., ("Hangzhou SouFun Network")	August 27, 2013	PRC	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. ("Wuhan Yi Ran Ju Ke")	December 13, 2013	PRC	Provision of real estate agency services and real estate information services

Hanzhou Ji Ju Real Estate Agents Co., Ltd. ("Hanzhou Ji Ju")	December 23, 2013	PRC	Provision of real estate agency services and real estate information services

Beijing Tianxia Dai Information service Co., Ltd.("Tianxia Dai Information")	April 9, 2014	PRC	Provision of finance information services

Shanghai SouFun Microfinance Co.,Ltd.("Shanghai SouFun Microfinance")	January 19, 2015	PRC	Provision of Microfinance services

Beihai Tian Xia Dai Microfinance Co., Ltd.("Beihai Tian Xia Dai Microfinance")	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	Operation and management of hotel, restaurant and other catering business
F-14

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing Fang Tian Xia Decorative Engineering Co., Ltd.("Beijing Fang Tian Xia Decorative Engineering")	October 15, 2014	PRC	Provision of decorative engineering services

Chongqing Tian Xia Dai Microfinance Co., Ltd ("Chongqing Tian Xia Dai Microfinance")	December 11, 2014	PRC	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co. ,Ltd. ("Tianjin Jia Tian Xia Microfinance")	December 5, 2014	PRC	Provision of microfinance services

Beijing Fang Chao Real Estate Broking Co., Ltd.	March 6, 2015	PRC	Provision of real estate agency services

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd.	March 9, 2015	PRC	Provision of real estate agency services

Beijing Cun Fang Real Estate Broking Co., Ltd.	April 7, 2015	PRC	Provision of real estate agency services

Shenzhen Fang Tian Xia Broking Co., Ltd.	April 13, 2015	PRC	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd.	May 21, 2015	PRC	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd.	April 30, 2015	PRC	Provision of real estate agency services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Nanchang Cun Fang Real Estate Broking Co., Ltd.	June 3, 2015	PRC	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd.	May 27, 2015	PRC	Provision of real estate agency services

Shanghai SouFun Fang Tian Xia Broking Co., Ltd.	April 16, 2015	PRC	Provision of real estate agency services

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd.	September 16, 2015	PRC	Provision of technology and information consultancy services

Fang Holdings Limited	August 7, 2000	Hong Kong	Investment holding

Hong Kong Property Network Limited ("HK Property")	May 19, 2011	Hong Kong	Investment holding

Best Fang Holdings LLC	Aug 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC ("Best Work")	March 14, 2011	United States of America	Investment holding

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Historically, in order to comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and Richard Jiangong Dai, a director of the board who resigned from the board effective February 25, 2016. The effective control of the PRC Domestic Entities is held by the Company through three of its WOFEs, namely, SouFun Network, Beijing Zhongzhi and Jia Tian Xia Network Technology as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows were as follows:

	As of December 31,
	2016	2017
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	18,352	50,948
Restricted cash, current	209,642	223,002
Short-term investments	2,595	19,838
Accounts receivable (net of allowance of US$19,013 and US$13,691 as of December 31, 2016 and 2017, respectively)	74,624	22,119
Funds receivable (net of allowance of US$2,322 and nil as of December 31, 2016 and 2017, respectively)	886	2,824
Commitment deposits (net of allowance of nil and US$206 as of December 31, 2016 and 2017, respectively)	6,527	5,876
Prepayments and other current assets	16,290	16,856

Total current assets	328,916	341,463

Non-current assets:
Property and equipment, net	34,452	275,601
Long-term investments	216,913	433,894
Deferred tax assets, non-current	270	2
Deposit for non-current assets	224,529	41,428
Other non-current assets	633	204
Land use right	-	34,951

Total non-current assets	476,797	786,080

Total assets	805,713	1,127,543

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2016	2017
	US$	US$
Current liabilities:
Short-term loans	22,734	59,820
Deferred revenue	21,744	27,095
Accrued expenses and other liabilities	106,459	54,516
Customer’s refundable fees	18,295	10,986
Income tax payable	199	1,325
Intercompany payable to the non PRC Domestic Entities	356,423	431,770

Total current liabilities	525,854	585,512

Non-current liabilities:
Long-term loans	65,190	55,958
Other non-current liabilities	-	37,936
Deferred tax liabilities, non-current	-	51,227

Total non-current liabilities	65,190	145,121

Total liabilities	591,044	730,633

Net assets	214,669	396,910

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Total revenues	315,797	287,475	91,807
Net loss	(41,831)	(24,135)	(6,484)

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Net cash generated from (used in) operating activities	(61,480)	(790)	122,327
Net cash used in investing activities	(8,913)	(3,763)	(99,946)
Net cash generated from (used in) financing activities	95,078	(25,963)	8,142

The PRC Domestic Entities had no intercompany amounts payable to the WOFEs for accrued service fees as of December 31, 2016 and 2017. The WOFEs did not charge the PRC Domestic Entities, technology consultancy service fees during the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, except for the current restricted cash of US$223,002, deposit for non-current assets of US$41,107 and property and equipment of US$242,377 pledged to secure bank borrowings of the Company (Note 11), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, which are used for the Company’s business operations. All of these revenue-producing assets were internally developed, for which the Company did not incur significant development costs. There were no other assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations except for deposit for non-current assets of US$41,107 and property and equipment of US$242,377. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, customer refunds, allowance for doubtful accounts, allowance for credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes issued, and fair value of long term investments and trading securities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities are recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. No impairment loss was recognized for the year ended December 31, 2017.

In accordance with ASC 325 “Investments-Other”, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. An impairment loss of nil, US$2,232 and US$2,768 was recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

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

Funds Receivable

Funds receivable represents cash payment and collection through third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used.

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted. US$2,322 and nil allowance for doubtful accounts was provided for the funds receivable as of December 31, 2016 and 2017, respectively.

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

Loans receivable

Loans receivable consists primarily of secured loans in the form of mortgage loans and unsecured loans to borrowers that have passed the Company’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Company to the borrowers generally range from 1 to 36 months.

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

In 2015, the Company entered into arrangements with third-party investors under which the Company sold its economic benefits in certain mortgage and unsecured loans receivable in exchange for cash, which is equivalent to the book value of such loans receivable. Sales of mortgage and unsecured loans receivable to investors are accounted for in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). The Company does not recognize any gain or loss from the sale of mortgage and unsecured loans receivable. The Company derecognizes the mortgage and unsecured loans receivable if (i) the mortgage and unsecured loans have been legally isolated from the Company; (ii) there are no constraints on investors to pledge or exchange the mortgage and unsecured loans; and (iii) the Company does not maintain effective control over the mortgage and unsecured loans. From June 2016, the Company stopped entering into these arrangements with third-party investors. The derecognized amount of loans receivable in which the Company retains continuing involvement as of December 31, 2015, 2016 and 2017 were US$37.87 million, nil and nil.

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

Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

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

Prepaid land lease payments under operating lease are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

When the lease payments cannot be allocated reliably between the land and the buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated terms of the land use rights which are 40 -50 years.

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, commitment deposits, funds receivable, investments including cost method investments, fixed-rate time deposits, trading securities, available-for-sale securities, loans receivable, short-term and long-term loans, convertible senior notes (Note 14) and related derivative liabilities. As of December 31, 2016 and 2017, the carrying values of these financial instruments, other than the cost method investment, available-for-sale securities, long-term loans, convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale securities and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2016 and 2017. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible senior notes based on a market approach were approximately US$225,186 and US$301,036 as of December 31, 2016 and 2017, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible senior notes, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2015, 2016 and 2017. The Company determined that it was not practicable to estimate the fair value of its cost method investments as of December 31, 2016 and 2017 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

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

The Company measures its available-for-sale securities and trading securities at fair value using quoted prices from the active markets.

Assets measured at fair value on a recurring basis as of December 31, 2016 and 2017 are summarized below.

	Fair Value Measurement as of December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2016
	US$	US$	US$	US$

Available-for-sale securities	51,639	-	-	51,639

	Fair Value Measurement as of December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2017
	US$	US$	US$	US$

Available-for-sale securities	52,283	318,065	-	370,348
Trading securities	15,833	-	-	15,833

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Special listing services consist of promotional activities associated with themed marketing campaigns, each generally over a one year duration and designed to recognize the leading companies within a specific real estate sector. For each special listing campaign, targeted leading companies participate in a collective marketing and promotional program for a specified fee, consisting of various online and offline promotional activities tied to the specialized theme of the campaign. Each revenue arrangement may include one or multiple special listing campaigns.

The Company evaluates its special listing revenue arrangements in accordance with ASC 605-25, “Revenue recognition–Multiple-element arrangements”. The promotional services within a special listing program are accounted for as one combined unit of accounting, as each promotional deliverable does not have standalone value to the customer since all the deliverables are tied to the specialized theme of the campaign, and are not sold separately. For contractual arrangements that contain multiple special listing campaigns, the program for each campaign is accounted for as a separate unit of accounting. ASC 605-25 requires revenues to be allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company allocates total arrangement consideration to each unit of accounting based on its relative selling price, which is determined based on its BESP for that deliverable since neither VSOE nor TPE exist. In determining the BESP for each deliverable, the Company considers its overall pricing model and objectives when sold separately, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP are considered a change in accounting estimate and are accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for all periods presented.

Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. The Company performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition,” revenues are recognized ratably over the duration of the campaign period as the special listing services are being delivered.

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

Under these arrangements, the Company initially recognizes the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met. For the years ended December 31, 2015, 2016 and 2017, the Company recognized marketing service revenue of US$52,000, US$9,730 and nil under such arrangement. Since 2016, the Company ceased entering into these arrangements with real estate developers and collected all the marketing service fees in the form of (i) cash, or (ii) a designated real estate property transferred to the Company, from real estate developers.

Instead, the Company began to provide marketing services whereby the sole consideration for the services is in the form of a specifically identified unit of a development. The Company accounts for these arrangements pursuant to ASC 845, Nonmonetary transactions, and have determined that the fair value of consideration received, i.e. the specifically identified real estate property, is more readily determinable than the marketing services surrendered. Accordingly, the fair value of property is used for measurement and revenues are recognized ratably over the service period. Revenue recognized under such arrangement was nil, US$728 and US$1,361 or the years ended December 31, 2015, 2016 and 2017.

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

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) Fang membership services

The Company enters into arrangements with real-estate developers, pursuant to which the Company charges its customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Company are refundable before a purchase of the specified properties at a discount is made by the customers or if after the purchase, only if the customers can fulfil certain requirements under the refund policy. The Company chooses to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by the Company when cash consideration of the fees is received and the discount has been applied by the customers to pay for the purchase price of the specified properties, net of estimated refunds. Cash received in advance of the purchase of specified properties and provision for refunds are recorded as “customers’ refundable fees” (Note 13). The provision of refunds was insignificant for the years ended December 31, 2015, 2016 and 2017.

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

(2) Direct sales services

The Company promotes property developments of its developer clients primarily through its websites and mobile applications (“mobile apps”). Potential buyers can register with the Company free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Company provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Company offers from its developer clients. The Company charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Thereafter, the real estate developers can request for refund only if they can fulfil certain requirements under the refund policy. The Company chooses to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues are recognized by the Company based on total of successful purchase transactions made, net of estimated refunds. The provision of refunds was insignificant for the years ended December 31, 2015, 2016 and 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-Commerce Services (continued)

(3) Sublease services

Beginning in 2015, the Company began to provide sublease service through its websites. The Company identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Company, the lease agreement between the Company and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis as the Company is the principal to the sublease arrangements. The sublease income is recognized on a straight-line basis over the lease term.

Sublease rental income for the year ended December 31, 2016 and 2017 was US$31,929, and US$15,085 respectively. Future minimum sublease rental incomes expected to be received under noncancellable sublease agreements as of December 31, 2017are as follows:

US$

2018	5,668
2019	150
2020	21
2021	1
2022 and thereafter	-

5,840

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

Financial Services

Financial services are provided through the Company’s online financial platform www.fangtx.com and offline micro loan subsidiaries. The Company provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to borrowers that meet the Company’s credit assessment requirements. The Company ceased to provide entrusted loans since 2017. Revenues derived from loan interest income and annual service fees are recognized using the effective interest rate method. The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loan.

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

The Company’s business is subject to VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, “Revenue Recognition-Principal Agent Considerations”, all such VAT, surcharges and cultural construction fees are presented as cost of revenues in the consolidated statements of comprehensive income (loss). VAT, surcharges and cultural construction fees for the years ended December 31, 2015, 2016 and 2017were US$48,253 and US$68,007 and US$33,320, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenues and subsequently recognized as revenues when the related services are performed by the Company.

Cost of Revenues

Cost of revenues consists of employee costs, VAT and surcharges, rental costs incurred in relation to sublease services, labor and decoration material costs related to online decoration services, server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services. These costs are expensed when incurred.

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2015, 2016 and 2017, the advertising expenses were US$44,123, US$61,762 and US$16,869, respectively.

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

Government Grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2015, 2016 and 2017, US$4,936 and US$6,469, US$3,154 respectively, of government grants were recognized as non-operating income.

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

Meanwhile, the Company uses the accelerated attribution method for equity awards with performance conditions on a tranche-by-tranche basis based on the probable outcome of the performance conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. With effect from January 1, 2017, forfeitures are recognized when they occur.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the replacement award, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award over the original term.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on simplifying the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance also allows an entity to account for forfeitures when they occur. This guidance became effective for reporting periods beginning after December 15, 2016. The Company adopted this new guidance on January 1, 2017. In prior years, excess tax benefits were recognized in additional paid-in capital; tax deficiencies were recognized either as an offset to accumulated excess tax benefits, if any, or in the consolidated statement of comprehensive income. Excess tax benefits were not recognized until the deduction reduces taxes payable. Upon adoption, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the consolidated statement of comprehensive income. This change was adopted prospectively and did not have a material impact on the Group’s consolidated financial statements. The Company also recognized excess tax benefits regardless of whether the benefits reduces income tax payable in the current period and elected to account for forfeitures as they occur, rather than estimate expected forfeitures. These changes were adopted on a modified retrospective basis, and resulted in no material cumulative effect adjustment to retained earnings.

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC topic 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company will adopt the new revenue standard effective on January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the new standard will be recognized on the day of initial application and prior periods will not be retrospectively adjusted.

The Company is in the process of finalizing its assessment of the impact of the new revenue standard on its primary sources of revenues, as well as the design and implementation of relevant controls to the Company’s financial reporting process.

As a result of the assessment, the Company expects the key impacts from the adoption of the new revenue standard with respect to its primary sources of revenues as follows:

• The Company’s revenues will be presented net of value-added tax collected on behalf of third parties, which are currently presented in cost of revenues.

• The Company currently assesses whether collectability is reasonably assured at the outset of the arrangement, and subsequently reassessed if there is a substantive change in facts and circumstances. If the collectability of all or a portion of the fee is not reasonably assured, all revenue recognition are deferred until payment is received (assuming all of the other revenue recognition criteria have been met). Under the new revenue standard, no revenue will be recognized until it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. The assessment is based on whether the customer has the ability and intention to pay the consideration. In cases in which the contract does not meet this criteria for revenue recognition, the Company will recognize nonrefundable consideration received as revenue only when one of the following has occurred:

• the Company has fully performed and substantially all of the consideration has been received;

• the contract has been terminated; or

• the Company has transferred control of the goods or services and has stopped transferring (and has no obligation under the contract to transfer) additional goods or services to the customer, if applicable.

Until one of these events happens, any consideration received form the customer is initially recorded as a liability.

• The Company’s current policy is to require written contracts with its customers as persuasive evidence of its revenue arrangements. In certain cases where services are being delivered prior to the receipt of the signed contracts, the revenue is currently deferred until such time the final signed contracts are collected. Under the new revenue standard, revenues may be recognized prior to the receipt of the signed contracts (assuming all other revenue recognition criteria are satisfied), as contracts may be written, oral, or implied based an entity’s customary business practices, so long as they are legally enforceable.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt the new standard effective January 1, 2018. The adoption of ASU 2016-01 will increase the volatility of the Company’s non-operating income, resulting from the remeasurement of equity investments. The Company currently expects the impact from adoption to be a reclassification of the unrealized gain on available-for-sale securities of US$163,785 reported in accumulated other comprehensive income to retained earnings at the date of adoption.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company expects the impact of the adoption of ASU 2016-02 is a gross up of assets and liabilities on the consolidated balance sheet.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC topic 230, Statement of Cash Flows (“ASC 230”), including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. The amendments are effective for public business entities for interim periods and fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. The amendments are effective for public business entities for interim periods and fiscal years beginning after December 31, 2017. Early adoption is permitted. The amendments should be applied retrospectively to each period presented. The adoption of these amendments will impact the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2017, the Company had US$507,079 in cash and cash equivalents, restricted cash (current) and short-term investments, 95.5% and 4.5% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2017, no single borrower comprised a significant portion of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2015, 2016 and 2017.

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

The Company believes that its corporate structure and Contractual Agreements of the Company’s PRC Domestic Entities and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with PRC Domestic Entities and their nominee shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC law and regulations in all material respects.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of December 31,
	2016	2017
	US$	US$
Short-term investments
Trading securities	-	15,833
Fixed-rate time deposits	42,929	39,968
	42,929	55,801

Long-term investments:
Available-for-sale securities:
- Color Life Service Group ("Color Life")	20,606	4,554
- Hopefluent Group Holdings Limited ("Hopefluent")	31,033	47,729
- Shenzhen World Union Properties Consultancy Co., Ltd. ("World Union")	-	318,065
	51,639	370,348
Cost method investments:
- Shenzhen World Union Properties Consultancy Co., Ltd. ("World Union")	107,088	-
- Sindeo, Inc. ("Sindeo")	2,768	-
- Guilin Bank	12,173	38,817
- Xian Chuangdian Quancheng Real Estate Consultant Limited (“Chuangdian”)	3,294	3,498
- Tospur Real Estate Consulting Co., Ltd. ("Tospur")	54,918	58,301
	180,241	100,616

	231,880	470,964

As of December 31, 2016 and 2017, the Company held fixed-rate time deposits purchased from commercial banks and financial institutions with maturities of less than one year.

In October 2017, of the Company invested US$15,299 in PRC mutual funds, which were classified as trading securities as they were held principally for the purpose of selling in the near term. As of December 31, 2017, the market price increases to US$15,833 and an unrealized gain of US$518 was included in earnings.

Interest income on the fixed-rate time deposits of US$9,474, US$11,367 and US$11,322 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

Dividends from the long-term investments of US$1,333, US$3,281 and US$6,692 were recognized as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively.

On June 27, 2014, the Company acquired 27,551,733 shares of Color Life, a Hong Kong listed company, for US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2016, the market price declined to US$20,606 (December 31, 2015: US$23,703) and an unrealized loss of US$3,097 was recorded in other comprehensive income (loss) for the year ended December 31, 2016. In 2017, the Company sold 20,705,000 shares for a total consideration of US$12,317, and recognized a gain of US$2,110 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares declined to US$4,554. Total fair value decrease of US$3,735     was recorded in other comprehensive income (loss) and US$2,110 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4	INVESTMENTS (continued)

In November 2014, the Company acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, for US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. As of December 31, 2016, the market price declined to US$31,033 (December 31, 2015: US$31,339) and an unrealized loss of US$306 was recorded in other comprehensive income (loss) for the year ended December 31, 2016. In 2017, the Company sold 3,164,000 shares for a total consideration of US$1,614, and recognized a gain of US$626 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares increased to US$47,729. Total fair value increase of US$18,309 was recorded in other comprehensive income and US$626 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017.

On May 29, 2015, the Company acquired an aggregate of 145,376,744 shares of World Union, a PRC listed company, at a total consideration of US$121,393. The investment constituted a 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment upon acquisition, as the Company could not freely sell the shares due to a lock-up provision of 36 months. On April 8, 2016, World Union declared a stock dividend whereby four shares were distributed to shareholders for every ten shares held. As a result, the Company’s shareholding increased from 145,376,744 shares to 203,527,442 shares. As of December 31, 2017, as the lock-up restriction will terminate within one year, the classification of the investment changed from a cost method to an available for sale security, and the fair value of the investment was measured based on the market price, adjusted for the effect of the remaining restriction, in accordance with ASC 820. As of December 31, 2017, the fair value of World Union was US$318,065 and US$198,264 and the related tax effect of US$49,566 were recorded in other comprehensive income for the year ended December 31, 2017. As of December 31, 2017, the investment constituted a 9.96% ownership in World Union.

On October 29, 2015, the Company acquired 11.03% of the share capital of Sindeo, a non-listed company, for US$5,000. The investment in Sindeo was classified as a cost method investment, as the Company does not have significant influence over Sindeo and because there is no readily determinable fair value. During the year ended December 31, 2016 and 2017, the impairment loss of US$2,232 and US$2,768, respectively, was recorded in the statement of comprehensive income (loss) as Sindeo’s financial condition had deteriorated as evidenced by significant operating losses.

On July 12, 2016, 30,595,859 shares of Guilin Bank, a PRC non-listed company, was transferred by a third-party to repay a portion of its overdue receivables of US$12,173 owed to the Company. The investment constituted a 1.02% ownership in Guilin Bank. The investment was classified as a cost method investment, as the Company does not have significant influence over Guilin Bank and because there is no readily determinable fair value. On September 25, 2017, additional 42,834,202 shares of Guilin Bank was transferred by the third-party in full satisfaction of its remaining overdue receivables of US$24,695 to the Company. The total investment constituted a 1.98% ownership in Guilin Bank. In October 2017, the Company received 7,343,006 shares of Guilin Bank as a stock dividend and the Company’s shareholding increased from 73,430,061 to 80,773,067. No impairment on the investment in Guilin Bank was recognized for the year ended December 31, 2017.

On January 21, 2016, the Company acquired an aggregate of 4,411,765 shares of Chuangdian, which is listed on the National Equities Exchange and Quotations (“NEEQ”) in the PRC, for a total consideration of US$3,294. The investment constituted a 15% ownership in Chuangdian and was classified as a cost method investment, as the Company does not have significant influence and because there is no readily determinable fair value, as the breadth and scope of NEEQ is not comparable to equivalent U.S markets. The Company received 1,378,165 shares and 2,766,177 shares as dividends in 2017 and 2016, respectively. No impairment on the investment in Chuangdian was recognized for the year ended December 31, 2017.

On December 10, 2014, the Company acquired 16% of the share capital of Tospur, a non-listed company, for US$62,257. The investment in Tospur was classified as a cost method investment, as the Company does not have significant influence over Tospur and because there is no readily determinable fair value. No impairment on the investment in Tospur was recognized for the year ended December 31, 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4	INVESTMENTS (continued)

The following is a summary of the available-for-sale securities as of December 31, 2016 and 2017:

	Original Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31,2016
- Color Life	13,583	7,023	-	20,606
- Hopefluent	34,944	-	(3,911)	31,033

	48,527	7,023	(3,911)	51,639
December 31,2017
- Color Life	3,376	1,178	-	4,554
- Hopefluent	33,956	13,773	-	47,729
- World Union	121,393	196,672	-	318,065

	158,725	211,623	-	370,348

As of December 31, 2016 and 2017, the total losses for securities with net losses in accumulated other comprehensive income (loss) were US$3,911 and nil, respectively. The following table shows all available-for-sale securities in an unrealized loss position for which an other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	As of December 31, 2016
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Hopefluent	31,033	(306)	-	(3,605)	31,033	(3,911)

Total available-for-sale securities	31,033	(306)	-	(3,605)	31,033	(3,911)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2016	2017
	US$	US$

Accounts receivable	128,038	98,011
Allowance for doubtful accounts	(34,366)	(31,127)

Accounts receivable, net	93,672	66,884

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	21,397	31,064	34,366
Additional provision charged to expenses	18,649	30,025	31,695
Write-offs	(7,209)	(24,250)	(38,351)
Foreign currency translation adjustments	(1,773)	(2,473)	3,417

Balance at end of year	31,064	34,366	31,127

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2016	2017
	US$	US$

Prepaid expenses	13,092	5,845
Advance to employees	1,334	903
Receivable from a broker for exercise of employee stock options	-	808
Rental deposits and others	7,668	4,876
Interest receivable	1,021	2,902
Rent paid to original lessors for sublease services	6,793	5,590
Receivable for real estate properties	989	-
Properties held for sale	-	5,429
Others	8,927	6,351

	39,824	32,704

7.	LOANS RECEIVABLE

Beginning in August 2014, the Company launched its financial services business and platform via www.fangtx.com (formerly known as www.txdai.com). The Company initially provided secured and unsecured loans to both individuals and businesses, but ceased to provide loans to businesses by end of 2015. In 2016, loans made to individuals consist primarily of unsecured loans to new home buyers and bridge loans. In 2017, loans made to individuals consist primarily of secured consumer loans.

Secured loans

As of December 31, 2017 and 2016, the duration of secured loans ranged from one to 36 months, and had interest rates ranging from 6% to 21.6% per annum and 6% to 24% per annum. As of December 31, 2017 and 2016, the total outstanding balance were US$ 132,841 and US$7,031, respectively.

Unsecured loans

As of December 31, 2017 and 2016, the duration of unsecured loans ranged from one to 36 months, and had interest rates ranging from 1% to 28% per annum and 1% to 28.08% per annum. As of December 31, 2017 and 2016, the total outstanding balance were US$16,187 and US$55,479, respectively.

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

•  Non-performing: Loans for which borrowers may not able to repay the principal and accrued interest in full. These loans are fully provided for unless secured by collateral

The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loan. After an impaired loans receivable has been placed on nonaccrual status, interest will be recognized when cash is received on a cash basis method-cost recovery. A loan receivable may be returned to accrual status after all of the borrower’s delinquent balances of principal and interest have been settled, and the borrower remains current for an appropriate period. The outstanding balance of nonaccrual loans as of December 31, 2017 and 2016 were US$3,996 and US$3,313, respectively.

A summary of the Company’s loans receivables is presented as follows:

	As of December 31, 2016	As of December 31, 2017
	US$’000	US$’000
Personal loans	62,510	149,028
Total Loans receivable	62,510	149,028

Allowance for loan losses
Individually assessed	541	574
Collectively assessed	3,195	4,342
Loans receivable, net	58,774	144,112

Current portion	41,966	129,438
Non-current portion	16,808	14,674

For the years ended December 31, 2015, 2016 and 2017, a provision of US$3,656, US$3,736 and US$4,916, respectively, were charged to the consolidated statements of comprehensive income (loss) while no charge-offs against provisions occurred.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator as of December 31, 2017 and 2016, respectively:

Internal credit risk rating	As of December 31, 2016%		As of December 31, 2017%
	US$		US$
Pass	59,196	94.7	144,908	97.2
Special attention	1,158	1.9	763	0.5
Non-performing	2,156	3.4	3,357	2.3

Total	62,510	100	149,028	100

As of December 31, 2016 and 2017, non-performing loans of US$2,156 and US$3,357, respectively, were provided for as they were not secured by collateral.

The following tables represent the aging of loans receivable by portfolio segment as of December 31, 2016 and 2017, respectively:

As of December 31,2017	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	245	180	3,445	3,870	145,158	149,028

Total	245	180	3,445	3,870	145,158	149,028

As of December 31,2016	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	593	1,390	1,206	3,189	59,321	62,510

Total	593	1,390	1,206	3,189	59,321	62,510

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

Allowance for loan losses

The following tables present the activity in the allowance for loan losses in loans receivable by loan portfolio as of and for the year ended December 31, 2015, 2016 and 2017, respectively:

For the year ended December 31, 2017	Personal
Beginning balance	3,736
Provision	1,180
Write offs	-
Ending balance	4,916
Ending balance: individually evaluated for impairment	574
Ending balance: collectively evaluated for impairment	4,342
Loans
Of which individually evaluated for impairment	4,477
Of which collectively evaluated for impairment	144,551

For the year ended December 31, 2016	Personal
Beginning balance	3,656
Provision	80
Write offs	-
Ending balance	3,736
Ending balance: individually evaluated for impairment	541
Ending balance: collectively evaluated for impairment	3,195
Loans
Of which individually evaluated for impairment	4,570
Of which collectively evaluated for impairment	57,940

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2016	2017
	US$	US$

Buildings	263,392	576,467
Office equipment	40,288	24,892
Motor vehicles	1,531	1,408
Leasehold improvement	21,627	16,244
Land	37,421	50,731

Total	364,259	669,742
Less: Accumulated depreciation	(62,759)	(78,187)

Construction in progress	18,397	30,590

	319,897	622,145

Depreciation expenses were US$14,668, US$25,004 and US$27,961 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company is still in the process of obtaining the property ownership certificates for certain buildings with aggregate net carrying values of US$15,972. As the transfer of ownership of the buildings have been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Company, the Company has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2016 and 2017.

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	As of December 31,
	2016	2017
	US$	US$

Interest cost capitalized	-	756
Interest cost charged against income	20,791	16,153
Total interest cost incurred	20,791	16,909

9.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of December 31,
	2016	2017
	US$	US$

Buildings	239,827	55,364
Others	885	3,358

Total	240,712	58,722

As of December 31, 2017, deposits for buildings represent interest-free non-refundable deposits for the purchases of certain office buildings: (i) an office building in Wuhan in the PRC for US$41,107; (ii) two floors of an office building in Chongqing, in the PRC for US$13,758; and (iii) one floor of an office building in Changzhou, Jiangsu province in the PRC for US$499.

As of December 31, 2016, deposits for buildings represent interest-free non-refundable deposits for the purchases of certain office buildings: (i) an office building in Beijing in the PRC for US$224,507; (ii) two floors of an office building in Chongqing, in the PRC for US$13,084; and (iii) two floors of an office building in Changzhou, Jiangsu province in the PRC for US$2,236.

As of December 31, 2017, deposit for non-current assets of US$41,107 have been pledged for bank borrowings of US$18,403 from financial institutions in China.

As of December 31, 2016, deposit for non-current assets of US$224,506 have been pledged for bank borrowings of US$87,920 from financial institutions in China.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017
	US$	US$

Rental and other deposits	4,933	852
Rental deposits paid to lessors for sublease services	1,711	409
Others	747	765

	7,391	2,026

11.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2016	2017
	US$	US$

Short-term loans	212,734	236,985

Long-term loans	65,190	114,109

Short-term loans as of December 31, 2016 and 2017 represents US$ denominated bank borrowings of US$190,000 and US$190,000, respectively, obtained from financial institutions in the United States and the current-portion of long-term loans of US$22,734 and US$46,985, respectively. The short-term loan of US$190,000 are repayable on demand and bear interest rates of three month London Interbank Offered Rate (“LIBOR”) plus 1.25% (2016: LIBOR plus 1.0%). The short-term bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$211,084 and US$223,002 as of December 31, 2016 and 2017, respectively, and were classified as “restricted cash, current” on the consolidated balance sheets. The weighted average interest rate for the short-term borrowings for the years ended December 31, 2016 and 2017 was approximately 1.4% and 2.32%, respectively.

The long-term loan of US$32,112 as of December 31, 2017 represents US$ denominated bank borrowing obtained from financial institutions in the United States. The long-term loan is repayable by installments from October 6, 2017 to November 11, 2027 and bears interest rate of 4.1% for the first 3 years; thereafter the interest rate will be floating at Industrial and Commercial Bank of China (USA) NA Prime plus 1.0%. US$770 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan is secured by land and building in the United States with carrying value of US$58,108 as of December 31, 2017. Certain bank accounts were funded from the loan proceeds and were restricted for use to pay for the tenant improvements of the collateral property and the loan payments. As of December 31, 2017, the balance of the reserve accounts of US$7,843 was classified as “restricted cash, non-current” on the consolidated balance sheets.

The long-term loan of US$26,809 as of December 31, 2017 represents US$ denominated bank borrowing obtained from financial institutions in China. The long-term loan is repayable on demand and bear interest rates of three month LIBOR plus 2.8%. The bank borrowing was secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$32,139  as of December 31, 2017, and was classified as “restricted cash, non-current” on the consolidated balance sheets.

The long-term loans of US$87,920 and US$83,771 as of December 31, 2016 and 2017 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Beijing, PRC. The long-term loans are repayable by installments from September 23, 2016 to September 22, 2026 and bear interest rate of 4.9%. As of December 31, 2017, US$43,333 of the bank loans were re-classified to short term loans because i) US$31,904 was repayable on demand as the Company did not meet certain loan covenants, and ii) US$11,429 was repayable within twelve months. The loans were secured by building and construction in progress in the PRC with carrying value of US$237,055 as of December 31, 2017. As of December 31, 2016, US$22,730 of the bank loans were re-classified to short term loans because i) US$13,420 was repayable on demand as the Company did not meet certain loan covenants, and ii) US$9,310 was repayable within twelve months.

The long-term loan of US$18,403 as of December 31, 2017 represents RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Wuhan, PRC. The long-term loan is repayable by installments from March 21, 2017 to March 21, 2027 and bears interest rate of 4.9%. US$2,882 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by building and deposit for non-current assets in the PRC with carrying value of US$46,429 as of December 31, 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of December 31,
		2016	2017
		US$	US$

Payroll and welfare benefit		18,467	19,152
Other taxes and surcharges payable	(1)	39,824	38,669
Accrued unrecognized tax benefits and related interest and penalties	Note 16	121,856	-
Amounts payable to employees		2,162	2,794
Amounts payable to sales and marketing agents		74,669	46,529
Amounts due to foremen and suppliers of decoration services		4,872	3,693
Amounts due to Tianxiajin investors		1,530	357
Down payments collected on behalf of secondary home sellers		3,116	1,806
Cash incentives payable to home buyers	(2)	14,271	12,018
Amounts payable for purchase of treasury stock	(3)	9,861	-
Others		27,911	33,781

		318,539	158,799

(1)	Other taxes and surcharges payable consist of VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

(2)	Cash incentives payable to home buyers, are payable when home buyers successfully purchase new properties through the Company’s platform and successfully registers on the Company’s website.

(3)	This amount represents the purchase of treasury stock. The balance was subsequently settled in January 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.	CUSTOMERS’ REFUNDABLE FEES

Roll-forward of customers’ refundable fees:

	As of December 31,
	2016	2017
	US$	US$
Balance at beginning of year	59,107	28,630
Cash received from customers during the year	371,837	69,148
Revenue recognized during the year	(272,083)	(30,998)
Payments to sales and marketing agents during the year	(33,251)	(36,836)
Refunds paid during the year	(90,061)	(23,941)
Amounts payable to real estate developers	(4,674)	-
Foreign currency translation adjustments	(2,245)	1,067
Balance at end of year	28,630	7,070

14.	CONVERTIBLE SENIOR NOTES

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

Investors of the December 2018 Notes had the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016, and this was exercised accordingly. The Company repurchased a total of US$394,300 of the Notes, which represents approximately 98.6% of the outstanding principal amount of the Notes prior to such repurchase. As of December 31, 2017, the remaining balance of US$5,700 was reclassified to convertible senior notes-current, as it is repayable on December 15, 2018.

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

On November 4, 2015, the Company issued (i) an aggregate of 8,436,581 Class A shares for a total consideration of US$246,770 and (ii) US$200,000 of convertible notes which will mature on November 3, 2022 (the “November 2022 Notes”). The total net proceeds from the Class A ordinary shares and the November 2022 Notes were US$446,059. The investors may convert the November 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the November 2022 Notes is initially 27.9086 Class A Shares, representing Class A ordinary shares at par value HK$1.00 per share, per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

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

The principal amount and unamortized discount and debt issuance costs as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	US$	US$
Principal amount	305,700	305,700
Unamortized discount and debt issuance costs	(10,432)	(8,635)

	295,268	297,065

The effective interest rate was 2.86%, 1.56% and 1.56% for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, respectively. For the years ended December 31, 2015, 2016 and 2017, the Company recognized interest expense related to the Notes of US$8,904, US$17,001 and US$6,395, respectively.

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

In connection with the make-whole fundamental change provision within the Notes agreements, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes will be increased if the Holders decide to convert. As (i) the fair value of the ADSs into which the December 2018 Notes is convertible plus the make-whole ADSs and (ii) the fair value of the Class A ordinary shares into which the September 2022 Notes and the November 2022 Notes are convertible plus the make-whole Class A ordinary shares, respectively, do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the December 2018 Notes and Class A ordinary shares for the September 2022 and the November 2022 Notes, and are required to be bifurcated. The fair values of the make-whole features were insignificant for the years ended December 31, 2015, 2016 and 2017.

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

The Company evaluated the contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date, and their fair values were insignificant for the years ended December 31, 2015, 2016 and 2017. For the embedded contingent interest features not bifurcated from the December 2018 Notes, the September 2022 Notes and the November 2022 Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2016 and 2017. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CONVERTIBLE SENIOR NOTES (continued)

As of December 31, 2017, aggregate future principal payments for long-term debt, including short-term and long-term loans (Note 11) and the convertible senior notes, were as follows:

US$

2018	52,685
2019	35,296
2020	8,488
2021	8,488
2022 and thereafter	361,837

466,794

15.	SHAREHOLDERS’ EQUITY

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2015, 2016 and 2017.

Treasury stock

Treasury stock represents shares repurchased and held by the Company. Treasury stock is accounted for under the cost method. For the year ended December 31, 2016, under the repurchase plan, the Company had repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$136,615. For the year ended December 31, 2017, no ordinary shares were repurchased. The repurchased shares are classified as “treasury stock” in shareholders’ equity on the Company’s consolidated balance sheets.

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$742,676 and US$983,333 as of December 31, 2016 and 2017, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 are disclosed in Note 24.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2017.

United States of America

On December 22, 2017, the Tax Act was enacted and contains significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21% and creates new taxes focused on foreign-sourced earnings and related-party payments, including the creation of the base erosion anti-abuse tax and a new tax on global intangible low-taxed income ("GILTI").

The Securities and Exchange Commission (SEC) staff issued SAB 118 on December 22, 2017, which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

The Tax Act reduces the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, the Company re-measured its deferred taxes as of December 31, 2017, to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. As Best Work Holdings (New York) LLC. is loss making since incorporated there for the Company recognized a deferred tax asset of US$13,834 to reflect the reduced U.S. tax rate and full valuation allowance is provided and corresponding remeasurement were made to unrecognized tax benefit and valuation allowance.

Singapore

A subsidiary was incorporated in Singapore in November 2014 is subjected to tax rate at 8.5% and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was amended in February 2017. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities issued the Administrative Measures for certification of High and New Technology Enterprises which was amended in January 2016 High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017 the State Administration for Taxation (“SAT”) issued Circular No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”), stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

The Company obtained new HNTE certificates for its various subsidiaries i.e. SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology, Beijing JTX Technology and Hong An Tu Sheng in November 2015. Therefore, these six subsidiaries can enjoy the preferential tax rate of 15% in years 2015, 2016 and 2017. The Company obtained new HNTE certificates for Beijing Tuoshi in December 2016. Therefore, Beijing Tuoshi can enjoy the preferential tax rate of 15% in years 2016, 2017 and 2018. The Company newly applied for the Xinjiang Huoerguosi Economic and Technological Development Zone tax preference status for Xinjiang Zhongzhi in 2017 and received the certificates in September 2017. Xinjiang Zhongzhi can enjoy the preferential tax rate of 0% in 4 years since2017.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Income (loss) before income taxes consisted of:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
PRC	(5,008)	(136,773)	56,101
Non-PRC	(16,030)	(7,878)	(12,955)

	(21,038)	(144,651)	43,146

Income tax expenses (benefits) comprised:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Current tax expense	26,456	27,685	21,759
Deferred tax benefit	(32,361)	(2,701)	(317)

	(5,905)	24,984	21,442

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Income (loss) before income taxes	(21,038)	(144,651)	43,146
Income tax at applicable tax rate of 25%	(5,260)	(36,163)	10,786
Effect of international tax rate differences	847	(598)	472
Non-deductible expenses	2,145	24,135	7,360
Effect of tax holidays or preferential tax rates	(5,985)	(5,759)	(12,001)
Effect of tax rate changes	-	-	(1,725)
Investment basis difference in the PRC Domestic Entities	(335)	(2,757)	2,696
Withholding tax	(30,578)	-	-
Research and development super-deduction	(1,667)	-	-
Changes in valuation allowance	28,041	30,856	8,849
Unrecognized tax benefits	(8,133)	-	(4,302)
Changes in interest and penalties on unrecognized tax benefits	15,020	15,270	9,307

	(5,905)	24,984	21,442

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2015	2016	2017
	US$	US$	US$

Balance at beginning of year	50,983	70,296	78,933
Increase relating to prior year tax positions	32,227	5,070	4,192
Increase relating to current year tax positions	5,124	4,769	10,666
Decrease relating to reversal of prior years’ tax position	(14,059)	-	(14,102)
Decrease relating to expiration of applicable statute of limitations	(1,787)	-	(4,586)
Foreign currency translation adjustments	(2,192)	(1,202)	4,333

Balance at end of year	70,296	78,933	79,436

As of December 31, 2016 and 2017, the Company had recorded US$121,856 and US$144,915 as an accrual for unrecognized tax benefits and related interest and penalties. As of December 31, 2016 and 2017, unrecognized tax benefits of US$67,346 and US$77,561 respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2015, 2016, and 2017, the Company recognized, US$15,020,US$15,270 and US$9,593 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$54,510 andUS$67,355 as of December 31, 2016 and 2017, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2012 through 2017, the US subsidiaries’ tax years 2015 through 2017 and the Hong Kong subsidiaries’ tax years 2012 through 2017 remain open to examination by the respective taxing jurisdictions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

The aggregate amount	(5,985)	(5,759)	(12,001)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
-Basic	0.07	0.06	0.14
-Diluted	0.07	0.06	0.13

The components of deferred taxes were as follows:

	As of December 31,
	2016	2017
	US$	US$

Deferred tax assets
Net operating losses	63,227	74,040
Impairment of funds receivable	348	-
Impairment of loans receivable	65	274
Overcharged advertising and promotion fee	90	87
Fix assets depreciation		49
Share based compensation	5,351	6,167
Less: Valuation allowance	(64,166)	(73,015)

Total deferred tax assets, net	4,915	7,602

Deferred tax liabilities
Investment basis in the PRC entities	(57,413)	(61,961)
BaoAn Acquisition – Property	(13,011)	(13,309)
Available-for-sale securities		(51,096)
Trading securities		(133)
Interest capitalization		(142)

Deferred tax liabilities	(70,424)	(126,641)

As of December 31, 2017, the Company had net operating losses from several of its PRC entities of US$4,100, which can be carried forward to offset future taxable profit. The net operating loss carryforwards as of December 31, 2017 will expire in years 2018 to 2022 if not utilized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2016 and 2017, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$28,716 and US$28,716 were provided for the withholding tax of the PRC entities as of December 31, 2016 and 2017, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$29,297 and US$33,246 as of December 31, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$309,641 and US$338,695 as of December 31, 2016 and 2017, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$30,964 and US$ 33,869 as of December 31, 2016 and 2017, respectively.

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

On August 29, 2017(the “Replacement Date”), the Company’s board of directors approved to replace 1,377,730 share options granted during the years ended December 31, 2015 and 2016 under the 2015 Plan to 200 employees with 153,036 options and 1,224,694 restricted shares (the “Replacement Awards”). The exercise price of 153,036 options was reduced from US$27.2~30.0 per share to US$18.1 per share. The replacement awards were subject to graded vesting over four years from the Replacement Date, in which 25% of the awards vest at the end of each of the next four years. The total incremental share-based compensation of US$12,537 resulting from the modification is recognized ratably over the new requisite service period. The total unamortized share-based compensation of US$7,447 resulting from the modification is recognized ratably over the original requisite service period.

Share options

A summary of the equity award activity under the 1999 Plan, 2010 Plan and 2015 Plan for the year ended December 31, 2017 was stated below:

Options Granted to Employees and Directors	Number of Shares (*)	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2016	9,805,417	15.38	5.77	6.20	US$	10,011
Granted (new options)	60,964	17.53	8.22
Granted (replacement options)	153,036	18.10	8.45
Forfeited (up to the replacement)	(235,194)	22.38	9.28
Forfeited (after the replacement)	(586,874)	23.65	8.93
Expired	(209,632)	27.89	8.25
Exercised	(368,320)	11.92	4.59
Replaced	(1,377,730)	28.92	9.02
Outstanding, December 31, 2017	7,241,667	11.93	5.51	5.01	US$	136,242
Vested and expected to vest at December 31, 2017	7,241,667	11.93	5.51	5.01	US$	136,242
Exercisable at December 31, 2017	5,796,713	9.77	4.00	3.50	US$	123,795

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2017 and the exercise price.

The weighted average grant-date fair value per share of new options and replacement options granted for the year ended December 31, 2017 was US$8.22 and US$8.45, respectively. Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was US$12,853, US$10,011 and US$ 2,953, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	SHARE-BASED PAYMENTS (continued)

As of December 31, 2017, there was US$10,725 of unrecognized share-based compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 2.37 years.

The fair value for stock options granted during the year ended December 31, 2017 under the 2016 Plan was estimated using the Black-Scholes option pricing model. The volatility assumption was estimated based on the price volatility of the shares of the Company and comparable companies in the internet media business. The expected term was estimated based on the resulting output of the Black-Scholes option pricing model. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The dividend yield of nil are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2017.

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
2017

Risk-free interest rate	1.81% to 2.39%
Dividend yield	nil
Expected volatility range	46.62% to 61.24%
Weighted average expected life	6.25 to 6.35 years
Fair value of ordinary share	US$14.25 to US$17.55

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2017 was stated below:

Restricted Shares Granted to Employees and Directors	Number of Shares (*)	Weighted- Average Grant-date Fair Value per Share

Unvested, December 31, 2016	-	-
Granted (new restricted shares)	427,125	17.55
Granted (replacement restricted shares)	1,224,694	17.55
Forfeited	(47,051)	17.55
Vested	-	-
Unvested, December 31, 2017	1,604,768	17.55

The weighted average grant-date fair value per share of restricted shares granted for the year ended December 31, 2017 was US$ 17.55.

As of December 31, 2017, there was US$17,714 of unrecognized share-based compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 3.67 years.

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

Cost of revenues	471	443	364
Selling expenses	446	512	479
General and administrative expenses	3,485	5,597	6,375

	4,402	6,552	7,218

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board up until February 25, 2016

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel ("Guangxi Wharton")	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation, Inc. ("Research Center")	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC ("Upsky Long Island")	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (formerly known as "Crowne Plaza San Francisco-International Airport") ("Upsky San Francisco")	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC ("Upsky Lighthouse")	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo

New York Military Academy	A company of which Vincent Tianquan Mo is a director

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2015, 2016 and 2017:

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

Office building leased from:
-Vincent Tianquan Mo	169	154	159
Management fee incurred:
-Beihai Silver Beach	470	421	501
Hotel service fee incurred:
- Beihai Silver Beach	-	113	-
- Upsky San Francisco	20	17	-
- Upsky Lighthouse	1	-	-
- Upsky Long Island	116	81	-
Training fee incurred			-
- New York Military Academy	-	111	-

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, United States of America, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2015, 2016 and 2017.

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$169 and US$154 and US$159 the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, respectively.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by Shanghai BaoAn Enterprise, Shanghai BaoAn Hotel (“BaoAn Entities”) for ten years. The management fees incurred for the years ended December 31, 2015, 2016 and 2017 were US$470 and US$421, and US$501 respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December31, 2015, 2016 and 2017 (continued):

Hotel service fee

For the year ended December 31, 2015, Upsky San Francisco, Upsky Long Island and Upsky Lighthouse provided hotel accommodation to the Company amounting to US$20, US$116 and US$1, respectively. In the year ended December 31, 2016, Upsky San Francisco, Upsky Long Island and Beihai Silver Beach provided hotel accommodation to the Company amounting to US$17, US$81and US$113. and in the ended December 31,2017, Upsky San Francisco, Upsky Long Island and Upsky Lighthouse provided hotel accommodation to the Company amounting were nil.

Training service fee

In the year ended December 31, 2017, New York Military Academy, a company of which Vincent Tianquan Mo is a director, provided training service to the Company amounting was nil (2016: US$111).

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Company entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name www.youtx.com for five years at nil consideration.

Nanning Xuyin holds shares of Guilin Bank Co., Ltd (“Guilin Bank”)

As of December 31, 2015, Nanning Xuyin, which is 80% owned by Vincent Tianquan Mo, held 73,430,061 shares of Guilin Bank that were pledged by a third-party for its overdue receivables to the Company through an entrustment agreement. In 2016, 30,595,859 shares of Guilin Bank have been transferred to the Company from Naning Xuying. In 2017, all the rest of the shares of Guilin Bank have been transferred to the Company from Naning Xuying.

c)	The Company had the following related party balances as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	US$	US$
Amounts due from a related party:
- Beihai Silver Beach	197	167

The balances as of December 31, 2016 and 2017 represented outstanding management fees which were unsecured and interest-free.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$46,861, US$79,676 and US$21,583 for the years ended December 31, 2015, 2016 and 2017, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Capital commitment

The company had capital commitments mainly for the acquisition and construction of property and equipment of US$117,732 as of December 31, 2017. All of the commitments relating to the purchase of the office building are scheduled to be paid within one year and the commitments relating to the construction project will be settled in installments in the following years according to the construction progress.

Operating lease commitments

As of December 31, 2017, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2018	12,812
2019	4,849
2020	2,294
2021	187
2022 and thereafter	113

20,255

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 18. For the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases were US$33,769, US$66,330 and US$27,832, respectively.

Income taxes

As of December 31, 2017, the Company had accrued US$144,915 for unrecognized tax benefits (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2017, the Company classified the accrual for unrecognized tax benefits as a current liability.

Guarantees

In accordance with ASC 460, the Company determined that the fair value of the guarantees provided on the transferred mortgage and unsecured loans and guaranteed loans (Note 7) was insignificant as of December 31, 2016 because the potential exposure to the Company was minimal, as (i) each transferred mortgage loan and guaranteed loan was guaranteed by the borrower’s assets with a fair value substantially greater than the loan principal amounts, and (ii) each transferred unsecured loan was separately assessed by the Company based on recovery risk and the likelihood of default was considered remote. Additionally, no contingent liability was recorded as of December 31, 2016 as there were no indicators that the borrowers will default in the foreseeable future. The Company has ceased the transfer of loans in 2017 and no contingent liability was recorded as of December 31, 2017.

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

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$57,414 and US$104,327 as of December 31, 2016 and 2017, respectively, which are located in the United States of America.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2015		2016		2017
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings (Loss) per share - basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-basic	(10,783)	(4,313)	(125,531)	(44,104)	15,736	5,971
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	60,834,236	24,336,650	69,269,099	24,336,650	64,139,015	24,336,650
Denominator used for basic earnings (loss) per share	60,834,236	24,336,650	69,269,099	24,336,650	64,139,015	24,336,650
Earnings (loss) per share - basic	(0.18)	(0.18)	(1.81)	(1.81)	0.25	0.25

Earnings (loss) per share - diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share	(10,783)	(4,313)	(125,531)	(44,104)	15,736	5,971
Effect of convertible senior notes	-	-	-	-	-	-
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-diluted after assumed conversion	(10,783)	(4,313)	(125,531)	(44,104)	15,736	5,971

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.	EARNINGS (LOSS) PER SHARE (Continued)

Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	(4,313)	-	(44,104)	-	5,971	-
Net income (loss) attributable to ordinary shareholders	(15,096)	(4,313)	(169,635)	(44,104)	21,707	5,971
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	60,834,236	24,336,650	69,269,099	24,336,650	64,139,015	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-	24,336,650	-
Employee stock options	-	-	-	-	3,110,012	-
Convertible senior notes	-	-	-	-	-	-
Denominator used for diluted earnings (loss) per share	85,170,886	24,336,650	93,605,749	24,336,650	91,585,677	24,336,650
Earnings (loss) per share -diluted	(0.18)	(0.18)	(1.81)	(1.81)	0.24	0.24

The repurchased but not retired ordinary shares are accounted as treasury stock which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

Effects of convertible senior notes to purchase ordinary shares and certain stock options were not included in the calculation of diluted earnings (loss) per share for the year ended December 31, 2015, 2016 and 2017 because the impact of inclusion would be anti-dilutive.

In 2017, the number of securities that were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive were as follows: 2,961,570 share options, 290,534 related to the Company’s December 2018 Notes, 2,790,860 related to the Company’s September 2022 Notes and 5,581,720 related to the Company’s November 2022 Notes. As of December 31, 2017, the conversion prices for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes were US$19.62 per ADS, US$7.166 per ADS and US$7.166 per ADS, respectively, as of December 31, 2017. There is no cash conversion rate.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	SUBSEQUENT EVENT

On January 2, 2018, the Company entered into a purchase agreement with a third party real estate developer, Chongqing Rungang Real Estate Developing Co,. Ltd. (“Rungang”) to purchase floor 11 to 25 of Chongqing LFC located in Chongqing, China. The Company is in the process of applying a mortgage loan for the purchase of the buildings, and has paid US$47,597 to Rungang as down payment in January 29, 2018.

In November 2017, a court verdict was rendered in favor of the Company for certain disputed receivables and commitment deposits due from a customer in the amount of US$ 9,310, including penalties and interest. Despite the verdict, the Company had initially fully provided for the outstanding receivables as of December 31, 2017, given the Company’s assessment of the customer’s poor financial health. In February 2018, the Company entered into a supplemental settlement agreement pursuant to which the customer repaid a total of US$5.8million through April 2018. The Company recognized the subsequent event via a reversal of its allowance for doubtful accounts as of December 31, 2017 up to the amount of subsequent cash settlement.

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2016	2017
	US$	US$

ASSETS
Cash and cash equivalents	34,072	11,801
Prepayments and other current assets	491	1,485
Amounts due from subsidiaries	-	8,835

Total current assets	34,563	22,121

Non-current assets:
Property and equipment, net	12	-
Long-term investments	54,408	52,283
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	753,117	992,902

Total non-current assets	807,537	1,045,185

Total assets	842,100	1,067,306

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Convertible notes- current	-	5,700
Accrued expenses and other liabilities	11,401	3,850
Amounts due to subsidiaries and PRC Domestic Entities	48,301	-

Total current liabilities	59,702	9,550

Non-current liabilities:
Convertible senior notes	295,268	291,365
Long-term loans	-	26,808
Total non-current liabilities	295,268	318,173

Total liabilities	354,970	327,723

Commitments and contingencies	-	-

Shareholders’ equity:

Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 64,360,062 shares and 64,012,758 shares issued and outstanding as of December 31, 2016 and 2017, respectively	9,157	9,204

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed balance sheets (continued)

Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2016 and 2017, respectively	3,124	3,124
Additional paid-in capital	488,943	500,666
Accumulated other comprehensive income (loss)	(81,349)	137,630
Retained earnings	203,870	225,574
Treasury stock	(136,615)	(136,615)

Total shareholders’ equity	487,130	739,583

Total liabilities and shareholders’ equity	842,100	1,067,306

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$

Revenues	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
General and administrative (expenses) income	3,023	3,610	(998)

Operating (loss) income	3,023	3,610	(998)

Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	(6,254)	(167,967)	27,339
Interest income	260	1,775	196
Interest expenses	(12,108)	(17,807)	(7,233)
Realized gain on available-for-sale security (including accumulated other comprehensive income reclassifications for unrealized net gain on available-for-sale security of US$10,583 and US$2,736 for the years ended 2016 and 2017, respectively)	-	10,583	2,736
Investment income	-	1,571	2,221
Other-than-temporary impairment on available-for-sale securities	-	(2,232)	(2,768)
Foreign exchange gain (loss)	(17)	832	211

Income (loss) before income taxes	(15,096)	(169,635)	21,704

Income tax expenses	-	-

Net income (loss)	(15,096)	(169,635)	21,704

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(55,928)	(60,732)	56,571
Amounts reclassified from accumulated other comprehensive income	-	(10,583)	(2,736)
Unrealized gain (loss) on available-for-sale securities	(4,002)	7,326	14,575
Other comprehensive income (loss) recorded by subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	-	-	198,263
Gain (loss) on intra-entity foreign transactions of long-term-investment nature	-	(6,996)	1,872

Other comprehensive income (loss), before tax	(59,930)	(70,985)	268,545
Income tax expense related to components of other comprehensive income	-	-	(49,566)

Other comprehensive income (loss), net of tax	(59,930)	(70,985)	218,979
Comprehensive income (loss)	(75,026)	(240,620)	240,683

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2015	2016	2017
	US$	US$	US$

Net cash provided by (used in) operating activities	(4,718)	117,398	(67,381)
Net cash (used in) provided by investing activities	(78,196)	11,575	13,931
Net cash (used in) provided by financing activities	489,695	(522,057)	31,179
Net (decrease) increase in cash and cash equivalents	406,781	(393,084)	(22,271)
Cash and cash equivalents at beginning of year	20,374	427,156	34,072
Cash and cash equivalents at end of year	427,155	34,072	11,801

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

