Form 20-F
period 2018-12-31
Fang Holdings Ltd
filed 2019-05-14
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ___________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

Commission file number: 001-34862

Fang Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Contact Person: Executive Chairman

Telephone: +86-10-5631 8000

Fax: +86-10-5631 8010

(Telephone, E-mail and/or Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, five American depositary shares representing one Class A ordinary share	SFUN	The New York Stock Exchange
Class A ordinary shares, with a par value of HK$1.00 each*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each	65,004,587
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China (also referred to as the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in our consolidated financial statements and related notes included elsewhere in this annual report);

•	“2018 Notes” refers to our $400 million aggregate principal amount of convertible senior notes due 2018;

•	“2022 Notes” refers to our $300 million aggregate principal amount of convertible notes due 2022;

•	“ADSs” refers to our American depositary shares, with five ADSs representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“CIH” refers to China Index Holdings Limited (formerly known as Selovo Investments Limited), our subsidiary, and its subsidiaries and variable interest entity, Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., or the proposed spun-off business identified in this annual report, as the context indicates;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

•	“MIIT” refers to the Ministry of Industry and Information Technology and its compete local branches;

•	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;

•	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;

•	“notes” refers to 2018 Notes and 2022 Notes, collectively;

•	“PBOC” refers to People’s Bank of China;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;

•	“SAIC” refers to the State Administration for Industry and Commerce and its competent local branches;

•	“SAT” refers to the State Administration of Taxation and its competent local branches;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;

•	“sq.m.” refers to square meter(s); and

•	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This annual report includes our audited consolidated statements of comprehensive income (loss) for 2016, 2017 and 2018, our audited consolidated balance sheets as of December 31, 2017 and 2018, our audited consolidated statements of shareholders’ equity and our audited consolidated statements of cash flows for 2016, 2017 and 2018.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition;

•	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries;

•	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities; and

•	the separation and distribution of CIH from us.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income (loss) data (except for ADS information) for 2016, 2017 and 2018 and our selected consolidated balance sheet data as of December 31, 2017 and 2018, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income (loss) data (except for ADS information) for 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except share data and ADS data)
Consolidated statement of comprehensive income (loss) data:
Revenues:
E-commerce services	244,344	474,810	577,684	87,809	15,384
Marketing services	294,484	249,862	165,437	149,267	119,680
Listing services	145,654	107,922	118,109	165,374	113,534
Financial services	3,235	29,582	29,602	12,055	18,060
Value-added services	15,165	21,373	25,559	29,791	36,358
Total revenues	702,882	883,549	916,391	444,296	303,016
Cost of revenue:
Cost of services	(145,739)	(555,389)	(687,184)	(174,599)	(58,570)
Gross profit	557,143	328,160	229,207	269,697	244,446
Operating income (expenses):
Selling expenses	(147,874)	(236,603)	(229,817)	(91,250)	(69,532)
General and administrative expenses	(100,571)	(125,405)	(151,251)	(135,688)	(138,386)
Other income (loss)	835	(625)	415	(567)	3,275
Operating income (loss)	309,533	(34,473)	(151,446)	42,192	39,803

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except share data and ADS data)
Foreign exchange gain (loss)	(44)	1,464	(1,882)	15	(598)
Interest income	43,857	22,221	11,367	11,322	10,302
Interest expense	(17,308)	(16,519)	(20,791)	(16,153)	(21,174)
Change in fair value of securities				518	(167,402)
Realized gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of US$10,583, US$2,736 and US$1,493 for the years ended December 31, 2016, 2017 and 2018 respectively)	—	—	10,583	2,736	1,493
Government grants	7,205	4,936	6,469	3,154	1,435
Investment income, net	—	1,333	3,281	6,692	6,816
Other non-operating loss				(4,562)	(30)
Impairment on investments	(8,417)	—	(2,232)	(2,768)	—
Income (loss) before income taxes and noncontrolling interests	334,826	(21,038)	(144,651)	43,146	(129,355)
Income tax (expenses) benefit	(81,609)	5,905	(24,984)	(21,442)	14,446
Net income (loss)	253,217	(15,133)	(169,635)	21,704	(114,909)
Net (loss) income attributable to noncontrolling interests	—	(37)	—	(3)	2
Net income (loss) attributable to Fang Holdings Limited’s shareholders	253,217	(15,096)	(169,635)	21,707	(114,911)
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(4,323)	(55,928)	(60,732)	56,571	(46,648)
Unrealized gain (loss) on available-for-sale securities	10,508	(4,002)	7,326	212,838	1,493
Amounts reclassified from accumulated other comprehensive income	—	—	(10,583)	(2,736)	(1,493)
Gain (loss) on intra-entity foreign transactions of long-term-investment nature	—	—	(6,996)	1,872	(3,034)
Other comprehensive income (loss), before tax	6,185	(59,930)	(70,985)	268,545	(49,682)
Income tax expense related to components of other comprehensive income	—	—	—	(49,566)	—
Other comprehensive income (loss), net of tax	6,185	(59,930)	(70,985)	218,979	(49,682)
Comprehensive income (loss)	259,402	(75,063)	(240,620)	240,683	(164,591)
Comprehensive (loss) income attributable to noncontrolling interests	—	(37)	—	(3)	2
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	259,402	(75,026)	(240,620)	240,686	(164,593)
Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	3.08	(0.18)	(1.81)	0.25	(1.29)
Diluted(1)	2.87	(0.18)	(1.81)	0.24	(1.29)
Dividend declared per ordinary share(2)	1.00	0.87	—	—	—

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except share data and ADS data)
Earnings (loss) per ADS:
Basic	0.62	(0.04)	(0.36)	0.05	(0.26)
Diluted(1)	0.57	(0.04)	(0.36)	0.05	(0.26)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,163,135	85,170,886	93,605,749	88,475,665	88,749,432
Diluted	92,208,620	85,170,886	93,605,749	91,585,677	88,749,432
Weighted average number of outstanding ADS:
Basic	410,815,675	425,854,430	468,028,745	442,378,325	443,747,158
Diluted	461,043,100	425,854,430	468,028,745	457,928,385	443,747,158
Share-based compensation expenses included in:
Cost of revenues	782	471	443	364	506
Selling expenses	1,122	446	512	479	405
General and administrative expenses	2,779	3,485	5,597	6,375	13,171

(1)	Earnings (loss) per share for Class A and Class B ordinary shares (diluted) and earnings (loss) per ADS (diluted) for each year from 2014 to 2018 have been computed, after considering the potential dilutive effect of the shares underlying employees’ share options, restricted shares and convertible senior notes.
(2)	Dividend declared per ordinary share represents the dividend declared divided by the number of outstanding ordinary shares as of the period end.

	As of December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	809,944	880,480	379,457	284,077	211,151
Total current assets	1,173,457	1,514,738	793,210	748,412	668,837
Total assets	1,737,805	2,292,042	1,614,813	2,000,255	1,824,436
Long term loans	100,000	—	65,190	114,109	123,215
Convertible senior notes	393,568	287,887	295,268	291,365	254,435
Total Fang shareholder’s equity	632,609	853,766	487,130	739,583	594,506

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

We incurred net loss of US$114.9 million in 2018, primarily due to the combined effect of the decrease in our revenues and the decrease in fair value of our equity investments. Prior to January 1, 2018, such unrealized change in fair value of equity investments was recorded in other comprehensive income or loss, while such unrealized change in fair value of equity investments is recorded in earnings after January 1, 2018 due to the adoption of ASU 2016-01. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 47.2%, 34.2% and 41.8% of our total revenues in 2016, 2017 and 2018, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

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

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 18.1%, 33.6% and 39.5% of our revenues in 2016, 2017 and 2018, respectively, constituting our largest source of revenues in 2018. In particular, our new home business accounted for 87.4%, 81.4% and 99.7% of our marketing service revenues in 2016, 2017 and 2018, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are promoting newly developed properties for sale.

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

We derive a significant portion of our revenues from our listing services. In 2016, 2017 and 2018, listing service revenues represented approximately 12.9%, 37.2% and 37.5% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our future growth depends in part on our ability to continue to operate the retained business after the proposed separation of CIH.

On May 10, 2019, CIH publicly filed a registration statement on Form F-1 with SEC to effect its separation from Fang through a dividend distribution of Class A ordinary shares (including those represented by ADSs) in CIH to our equity holders. Upon the completion of the proposed separation and distribution, CIH will have the exclusive right to operate the spun-off business comprising certain portions of our listing and value-added services, and we will have the exclusive right to operate the retained business. CIH plans to cooperate with us to operate its commercial property-related business through our web pages after the proposed separation and distribution and ultimately migrate such business to its own website. For more details, see “Item 4. Information on the Company— B. Business Overview— Separation of CIH.”

Whether we can continue to grow the retained business depends on our ability to manage and develop these services effectively. If we are not successful in assuring our employees of our prospects after the proposed separation and distribution, our employees may seek other employment, which could materially and adversely affect our business operation. If we fail to retain our qualified personnel or replace them when they leave, we may be unable to continue our development, which may cause the price of our ADSs to fall.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2016, 2017 and 2018, we generated revenues of US$465.6 million, US$180.5 million and US$152.9 million, respectively, from these six urban centers, representing 51.0%, 41.0% and 50.5%, respectively, of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, each of Beijing Technology, Beijing JTX Technology, Beijing Tuo Shi Hong Ye Technology Development Co., Ltd. (“Beijing Tuo Shi Hong Ye”) and Beijing Gu Tian Xia Information Co., Ltd. (“Beijing Gu Tian Xia”) currently holds an ICP license, as required under the applicable PRC laws, rules and regulations; and each of Beijing Technology, Beijing JTX Technology and Beijing Gu Tian Xia currently holds an approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Shanghai Century JTX Network and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

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

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of listing and marketing, our quarterly revenues and results of operations are likely to be affected by:

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

We intend to grow our business by rolling out our full suite of services to more cities across China. We also plan to expand into new sectors. We intend to improve our open platform business by introducing a number of cloud products empowered by our big data capabilities. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, new geographic markets or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with or establish or maintain some business relationship with them at commercially reasonable terms. Moreover, due to the breadth and diversity of the PRC real estate market and the PRC microfinance market as well as other industries and sectors we plan to expand into, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to enter new geographic markets or deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2018, 3.1% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

Our financial services are subject to various regulatory restrictions.

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin. Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017, or Notice on Regulating Cash Loan, internet microfinance businesses is strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and complete rectifications within the prescribed time limit. Our subsidiaries with microfinancing approvals in Shanghai and Chongqing also provide a small amount of unsecured loans for our employees, which may be deemed as “cash loans” and be prohibited under the Notice on Regulating Cash Loan.

According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, or the Guiding Opinions jointly issued by the China Banking Regulatory Commission and the PBOC on May 4, 2008, microfinance companies are limited liability companies or joint stock companies established with the capital contribution from natural persons, legal persons and other organizations, which do not accept public deposits and engage in the microfinance business. To set up a microfinance company, an applicant shall submit a formal application to the competent administrative departments at the provincial level. Upon approval, the applicant shall apply to the local branch of the SAIC to obtain a business license for the microfinance company. In addition, the applicant shall complete certain filings with the local police department, the local office of the China Banking Regulatory Commission and the local branch of the PBOC. According to the Guiding Opinions, a provincial government may launch pilot programs for microfinance companies within prefectural regions of the province only after it designates a department (finance office or other relevant institutions) to be in charge of supervision and administration of microfinance companies and is willing to be responsible for risk management and disposals with respect to microfinance companies. Consequently, microfinance companies are primarily regulated locally by provincial governments under rules and regulations promulgated by the provincial governments.

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

Changes in the interest rates and spread could negatively affect the revenue generated from our financial services.

Our financial services generate revenue primarily from interest income. The interest rates we charge the borrowers are linked to the PBOC benchmark rate, which may fluctuate significantly due to changes in the PRC government’s monetary policies. If we are required to lower the interest rates we charge our borrowers to reflect the decrease in the PBOC benchmark interest, the interest earned from our loans will decline. Furthermore, we may face fierce price competition, and as a result we may also lower our interest rates. Either case could negatively affect the revenue generated from our financial services.

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

In addition, in connection with our business expansion, we have acquired office space and training facilities as well as commercial land and may continue to do so in the future if suitable opportunities arise. For more details on our recent office, training facility and land acquisitions, see “Item 5.D. Operating and Financial Review and Prospects—A. Operating Results” and “Item 4. Information on the Company—Facilities” in this annual report. Acquisition of property has inherent risks, including the fluctuation of property value, which could potentially lead to potential asset write-off if the value of such properties were to substantially decrease.

If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2018 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness subsequent to December 31, 2018, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

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

As of December 31, 2018, we had leased properties in approximately 60 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

Certain of our consolidated controlled entities obtained from a PRC commercial bank loans in the aggregated principal amount of approximately RMB1.1 billion. According to loan agreement, if the borrowers fail to maintain certain financial indicators, the bank will be entitled to declare the loans immediately repayable. Even though we obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2018, we would be in default at the December 31, 2018 balance sheet date and it is probable that we will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. As of the date of this annual report, the bank has not indicated its intention for us to immediately repay such loans; however, we cannot assure you that the bank would not change its position and declare such loans immediately repayable in the future, which may adversely affect our liquidity position.

We may be subject to liabilities as a result of the separation and distribution.

We have entered into various business, financing and other contracts in the ordinary course of business. Some of the contracts require us to notify or seek prior consent from the counterparties in connection with material changes to our business operations or corporate structure. We believe that we have carried out our contractual obligations and are not otherwise in material default or violation of those contracts. However, if any contractual counterparties find us in default or violation due to failure to notify them or seek their prior consent in connection with the proposed separation of CIH or otherwise, they may terminate their business relationship with us, declare any repayment obligations immediately due and/or pursue legal actions against us, which may materially and adversely affect our business operations, financial condition and results of operations.

Third party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.

We may be or may be expected to be a party to various third party claims, lawsuits, or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We intend to vigorously contest the allegation. Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

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

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and will take effect on January 1, 2020. For further details of the Foreign Investment Law, please see “—Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.”

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of ‘‘foreign investment’’, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, our listing service business and results of operations.

We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly-owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the online advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, together with Richard Jiangong Dai (“Mr. Dai”), our former director and former chief executive officer, or Ms. Yu Huang, the chief executive officer of CIH. Mr. Dai is a nephew of Mr. Mo. Each of Mr. Mo, Mr. Dai and Ms. Huang is a PRC citizen. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Furthermore, pursuant to the equity interest pledge agreements between certain of our PRC subsidiaries and the individual shareholders of our consolidated controlled entities, each individual shareholder of our consolidated controlled entity agrees to pledge his equity interests in the consolidated controlled entities to our subsidiaries to secure the relevant consolidated controlled entities’ performance of their obligations under the exclusive technical consultancy and service agreements of the Structure Contracts. The equity interest pledges of shareholders of consolidated controlled entities under these equity pledge agreements have been registered with the relevant local branch of SAIC. The equity interest pledge agreements with the consolidated controlled entities’ individual shareholders provide that the pledged equity interest shall constitute security for consulting and service fees under the exclusive technical consultancy and service agreements. The scope of pledge is not limited by the amount of the registered capital of that consolidated controlled entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors. Such a decision could materially and adversely affect our liquidity and our ability to fund and expand our business.

In anticipation of our originally proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847) (“Wanli”) and the sale of a portion of our equity interest in five wholly-owned subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into a series of structure contracts in 2016, or the 2016 Structure Contracts, with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. In February 2017, we terminated the transaction with Wanli in light of substantial regulatory uncertainties in China. Nevertheless, we do not plan to recover the original Structure Contracts before the internal restructuring. Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with certain of our consolidated controlled entities and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”), our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. CIH, through its wholly-owned subsidiary, Beijing Zhong Zhi Shi Zheng, has entered into new contractual arrangements with Beijing Zhong Zhi Hong Yuan, which is held by our nominee shareholders, i.e., Vincent Tianquan Mo and Ms. Yu Huang, the chief executive officer of CIH, with terms and conditions substantially similar to those of our previous structure contracts. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

Moreover, under the applicable PRC laws, rules and regulations, the failure to maintain licenses of online video recording and broadcasting may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the entity conducting such activities’ business operations, or the discontinuation of their operations.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Mr. Mo, Mr. Dai and Ms. Huang, together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Mr. Mo, Mr. Dai and Ms. Huang as the controlling shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Mr. Mo, Mr. Dai and Ms. Huang will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Mr. Mo, Mr. Dai and Ms. Huang may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Mr. Mo, Mr. Dai and Ms. Huang to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Mr. Mo, Mr. Dai or Ms. Huang, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In addition, Mr. Dai continued to be a nominee shareholder of our certain consolidated controlled entities following his resignation from our board of directors in February 2016. We did not exercise, nor did we designate any third party to exercise, the call option under the Structure Contracts to acquire from Mr. Dai the equity interests he holds in our consolidated controlled entities. Although the relevant Structure Contracts to which Mr. Dai is a party remain to be effective and binding, we cannot assure you that we will be able to fully exercise our contractual rights against Mr. Dai (e.g., to request him to sell his equity interests in our consolidated controlled entities to us when permitted by applicable PRC laws). Nor can we assure you that Mr. Dai will not act against the best interests of us and our other shareholders in the future since he no longer owes any fiduciary duties to our company. Should we encounter any difficulties in exercising our contractual rights under the Structure Contracts against Mr. Dai to retain our control over such consolidated controlled entities, our business, financial condition and results of operations will be materially and adversely affected.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of March 31, 2019, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 510,994 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (2) 1,138,132 Class A ordinary shares and 10,230,645 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (3) 957,264 Class A ordinary shares owned by Safari Group Holdings Limited (“Safari”), (4) 1,472,298 Class A ordinary shares owned by IDG Alternative Global Limited (“IDG Alternative”), and (5) 926,461 Class A ordinary shares owned by Karistone Limited, collectively presenting approximately 29.8% of our outstanding share capital and approximately 71.6% of our voting power under our dual-class ordinary share structure. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and was amended in February 2017 and December 2018. In April 2008, the relevant PRC governmental authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. “High and new technology enterprises” would be entitled to a statutory tax rate of 15.0%. Currently, ten of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

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

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a PRC-qualified financial institution as defined under the General Lending Code. As none of the payors in our intra-group transactions is or was at the relevant time a PRC qualified financial institution as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. On August 6, 2015, the Supreme People’s Court issued the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions”), which provide that if the purpose of a lending contract concluded between two enterprises is for their business operation, and the lending contract does not contain the circumstances as stipulated in Article 52 of the PRC Contract Law and Article 14 of the Provisions, i.e., those that will result in contracts being null and void, the people’s court shall consider such lending contract to be effective. As the General Lending Code has not been repealed and the Provisions were issued by the Supreme People’s Court as guidance for courts’ trial in private lending cases, it remains uncertain how the General Lending Code will be interpreted and implemented. If the PBOC and/or other governmental authorities decide to apply the General Lending Code and thereby instruct the payors to terminate such transactions, we have to fully repay the funds advanced in such transactions.

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

According to the New EIT Law, loan arrangements between related parties without interest are not considered arms-length transactions. Therefore, the PRC taxation authorities could impose enterprise income and VAT on the payors for the deemed interest income that would have been derived from our intra-group transactions. The deemed interest rate would be determined by reference to the lending rate over the relevant period published by the PBOC. We cannot assure you that we will not be subject to fines, or legal or administrative sanctions as a result of non-compliance with the General Lending Code and the Foreign Currency Administration Regulations. Further, we cannot assure you that the PRC taxation authorities will not impose enterprise income and VAT taxes on the payors for any deemed interest income with respect to our intra-group transactions. Because the applicable PRC laws, rules and regulations do not provide clear definitions for several key terms and because the relevant PRC regulatory authorities have significant discretion on the interpretation of such matters, we cannot predict the likelihood that the risks described here will materialize.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”) on July 4, 2014, which replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We are aware that Mr. Vincent Tianquan Mo, controlling shareholder of Fang and a PRC resident, has not completed the registration as of the date of this prospectus. We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Regulations in China may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and was amended on September 19, 2018, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining any required MOFCOM approvals, may delay or inhibit our ability to complete such transactions.

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

Pursuant to the Notice on Issues Relevant to Withholding of Non-PRC Resident Enterprises Income Tax at Source (“SAT Circular 37”) issued by the SAT, which became effective as of December January 1, 2017, transferees are subject to filing obligations and withholding obligations. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to filling obligations and withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under SAT Circular 37 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be subject to filing obligations and withholding obligations under SAT Circular 37 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 37 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under SAT Circular 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular37 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, KPMG Huazhen LLP, which issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address this issue.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Substantially all of our revenues, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our reporting currency. The ADSs and our convertible senior notes are also denominated in U.S. dollars. As a result, the value of your investment in our ADSs or notes will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations.

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

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. federal income taxation” of this annual report.

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

On July 19, 2018, Fang we entered into definitive agreements to acquire a 10% equity interest in Wanli from its controlling shareholder for a cash consideration of RMB500 million, of which RMB200 million will compensate the seller in connection with the Business Disposal (defined below). In connection with the acquisition, the seller agrees agreed (1) to enter into an irrevocable voting proxy agreement with a term of three years to adhere to our action in Wanli’s future meetings of shareholders and board of directors and (2) to purchase from Wanli its battery business for a price of no less than RMB680 million within three years after the consummation of the acquisition (the “Business Disposal”). Following the completion of the acquisition on August 10, 2018, we have become the largest shareholder of Wanli.

On May 2, 2019, our board of directors approved our plan to separate CIH into an independent publicly traded company, whose business will comprise certain portions of our listing and value-added services. On May 10, 2019, CIH publicly filed its registration statement on Form F-1 with SEC to effect the proposed separation and distribution.

Our principal executive offices are located Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this annual report.

B. Business Overview

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2018. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

•	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services. Marketing services were our largest source of revenues in 2018.

•	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer specialized marketing programs through both online channels and offline themed events. Listing services were our second largest source of revenues in 2018.

•	Financial services: We provide financial services primarily though our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

•	E-commerce services: Our e-commerce services primarily include Fang membership services, direct sales services for new homes and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in 2018 due to the change in our business development strategies.

•	Value-added services: We provide value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

We have built a large and active community of users, who are attracted by the comprehensive real estate and home related content available on our portal that forms the foundation of our service offerings. We currently maintain approximately 65 offices across China to focus on local market needs. Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement and other home-related products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement and other home-related markets. With our leading Internet portal, we believe that we are well positioned to develop integrated media and financing platforms, increase synergy and capture additional growth opportunities in the real estate market in China.

Following the completion of the proposed separation of CIH from us, CIH will have the exclusive right to operate the spun-off business comprising certain portions of Fang’s listing and value-added services, and Fang will have the exclusive right to operate the retained business. In particular, the spun-off business will comprise (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the proposed separation and distribution, CIH will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while we will retain our business operating a real estate Internet portal focusing primarily on serving the residential property sector.

Our Services

We provide (1) marketing services, (2) listing services, (3) financial services, (4) e-commerce services and (5) value-added services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Revenues from marketing services were US$165.4 million, US$149.3 million and US$119.7 million in 2016, 2017 and 2018, respectively, representing 18.1%, 33.6% and 39.5% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

•	real estate developers;

•	real estate professionals, such as agents and brokers;

•	retailers and other suppliers of home furnishing and improvement products and services; and

•	home design, decoration and re-modeling companies.

We also combine traditional online advertising tools with new marketing strategies to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. We believe that we have the opportunity to provide additional features to generate additional revenues without incurring significant additional costs. Marketing services have been and will continue to be a growth area for us, as we believe that participants in China’s real estate and home-related sectors are increasingly looking to the Internet and mobile apps as an additional vehicle through which to attract customers.

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract prescribing the total payment amount and price of products. The second type is an order contract with payment due within 90 days of the execution of the contract. Our marketing framework contracts generally have a one-year term.

Listing Services

Our listing services include basic listing services and special listing services on our websites and mobile apps. Our revenues from listing services were US$118.1 million, US$165.4 million and US$113.5 million in 2016, 2017 and 2018, respectively, representing 12.9%, 37.2% and 37.5% of our total revenues in those years, respectively.

Basic Listing Services. Basic listing services contributed approximately 78.0%, 85.0% and 74.4% of our listing service revenues in 2016, 2017 and 2018, respectively. Real estate agents, brokers, managers, developers, owners and suppliers of home furnishing and improvement products and services subscribe to our basic listing services for a fee, which allow them to post listings for properties or home furnishing and improvement products and services over the subscription periods. All visitors to our websites and mobile apps have access to listing information free of charge.

Most of our basic listing subscription contracts are one to three months in duration. We typically collect payments for such subscriptions for our basic listing services before the signing of a subscription contract. We also offer longer arrangements, such as to certain large real estate agencies. For subscription contracts with longer terms, the contract prices are generally payable in installments every one to three months until the end of the contract term.

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our listing services was 211,280, 265,649 and 206,250 in 2016, 2017 and 2018, respectively.

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

Special Listing Services. Special listing services are specialized marketing campaigns provided primarily to developers through online channels and offline themed events. Revenues from special listing services were US$26.4 million, US$24.9 million and US$29.1 million in 2016, 2017 and 2018, respectively, representing 22.0%, 15.0% and 25.6% of our listing service revenues in those years, respectively.

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

Financial Services

Revenues from financial services were US$29.6 million, US$12.1 million and US$18.1 million in 2016, 2017 and 2018, respectively, representing 3.2%, 2.7% and 6.0% of our revenues, respectively.

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

E-commerce Services

Our e-commerce services, first launched in 2011, primarily include Fang membership services, direct sales services for new homes and online sublease services. Our revenues generated from e-commerce services were US$577.7 million, US$87.8 million and US$15.4 million in 2016, 2017 and 2018, respectively, representing 63.0%, 19.8% and 5.0% of our revenues, respectively. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in early 2018 due to the change in our business development strategies.

Fang Membership Services. We provide both free and paid membership services to the registered members of our Fang cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB5,000 to RMB20,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties or pursuant to our refund policy. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2018, we offered paid Fang membership services covering approximately 103 property developments in 30 cities in China. Our revenues from Fang membership services totaled US$114.7 million, US$10.3 million and US$2.8 million in 2016, 2017 and 2018, respectively, or 12.5%, 2.3% and 0.9%, respectively, of our total e-commerce revenues for the same periods.

Online Real Estate Brokerage Services. We launched our online real estate brokerage services in January 2015, which were offered in 28 major urban centers in China, such as Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Chongqing, Wuhan and Nanjing. We acted as an intermediary between sellers and buyers of secondary real properties, and our services primarily included property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assisted property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we did not maintain extensive physical sales offices and instead relied primarily on our websites and mobile apps to source customers. Our revenues from online real estate brokerage services totaled US$248.9 million and US$35.8 million in 2016 and 2017, respectively, or 27.2% and 8.1%, respectively, of our total revenues for the same periods. We suspended our online real estate brokerage services in early 2018 due to our transformation back to a technology-driven open platform.

Direct Sales Services. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our Fang membership services, potential individual buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. In addition, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction and is refundable pursuant to our refund policy. Our revenues from direct sales services totaled US$152.1 million, US$26.9 million and US$5.3 million in 2016, 2017 and 2018, respectively, or 16.6%, 6.1% and 1.7%, respectively, of our total revenues for the same periods.

Online Sublease Services. We launched our online sublease services in the second quarter of 2015. We promote and market real properties leased from third parties on our websites and mobile apps, and sublease such properties to our customers for rental fees.

Value-added Services

In addition to listing, marketing, e-commerce and financial services, we also provide value-added services which primarily include subscriptions to our information database and research reports services. Revenues from value-added services were US$25.6 million, US$29.8 million and US$36.4 million in 2016, 2017 and 2018, respectively, representing 2.8%, 6.7% and 12.0% of our total revenues, respectively. We utilize our extensive PRC real estate database, data analytics and research capabilities to provide online content relating to the real estate sector through our websites and mobile apps, such as real estate database access, research services, real estate industry and company-specific research reports. Our customers include PRC real estate enterprises, industry professionals as well as government entities.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to our own records, www.fang.com received a monthly average of approximately 123 million unique visitors in the fourth quarter of 2018. In addition, we had approximately 96 million registered members of our www.fang.com website and had about 25 million registered members of our free and paid Fang membership services as of December 31, 2018.

As of December 31, 2018, our www.fang.com website contained contents covering more than 658 cities across China, as well as Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform.

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

With our on-the-ground capabilities in approximately 65 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Our Mobile Apps

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of March 31, 2019, we had approximately ten iOS and seven Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China. At the end of 2018, approximately 76% of the daily active users were accessing our contents through our mobile platform (including WAP and mobile apps).

Our National Coverage

Currently we provide real estate-related content, search services, marketing and listing coverage of more than 658 cities across China and have on-the-ground personnel located in approximately 65 offices nationwide. In addition, we began to offer e-commerce services in 2011, and our Fang membership services had already extended to 98 cities as of December 31, 2018. We believe this extensive nationwide coverage enhances our national brand image, and enables us to deliver consistent and quality listing, marketing and e-commerce services to customers. The real estate industry is inherently a local industry, and online listing and online marketing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our local personnel also provide our central office staff with valuable data regarding these local real estate markets, which contributes to our knowledge and expertise about real estate markets throughout China. In addition, our network of branch offices helps us to tailor our listing, marketing and e-commerce services to local conditions and the needs of local real estate developers and real estate professionals.

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

Event Sponsorships

We regularly sponsor real estate and home furnishing and improvement events attended by industry participants. We organized and hosted, both online and offline, ten consecutive China Villa Festivals from 2004 to 2013, each of which is an annual event that attracts media, real estate professionals, economists and industry academics. This special listing event was coupled with a marketing program which promoted and advertised various villa projects across 100 cities in China. In March 2019, we also hosted our sixteenth annual conference in Beijing to announce the “Top 100 Property Developers in China” together with the Enterprise Economic Research Institute of the Development Research Center of the PRC State Council and the Institute of Real Estate Studies of Tsinghua University, two of China’s leading research institutions. Many PRC real estate developers and government agencies involved in the PRC real estate sector attended this conference. The event also attracted broad media attention and interest from the public in each of the past ten years that we held the event.

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

Our Sales Force

We have built a sales and marketing team that is experienced in the online advertising, Internet and real estate industries. As of December 31, 2018, our sales and marketing team consisted of approximately 2,463 persons located in approximately 65 offices across China. We also occasionally engage sales agents for collecting information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us to set our prices and strategies for each locality.

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

We also have key account sales representatives in Beijing that serve our approximately 310 key account customers, which are identified based on their reputation, the scope of their operations as well as the amount of their contracts with us. We appoint one designated contact person to serve each key account customer. Key account customers in our new home business are generally entitled to more benefits than our other customers, such as preferential service fee discounts and preferential positioning within our nationwide real estate listings. We also prepare press release and reports for our key account customers.

Information Technology Systems and Infrastructure

We maintain most of our servers and backup servers in Beijing and Shanghai. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures over the past 15 years.

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

Although the barriers to entry for establishing many types of Internet-based businesses are low, we believe that certain key features of our marketing and listing businesses, together with the complexity of China’s real estate and home-related markets, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe our brand name in China’s real estate and home related Internet industry, the size and growth of our average daily user traffic, our customized marketing, listing, financial, e-commerce and value-added service offerings, our ownership of what we believe is one of the largest online real estate listing databases in China in terms of geographical coverage, including content coverage of more than 658 urban real estate markets in China as of December 31, 2018, and our relationships and in-depth knowledge of the real estate and home furnishing and improvement sectors provide us with an advantage over our competitors.

We believe that we and other domestic operators are likely to have a competitive advantage over international service providers who lack operational infrastructure and experience in China. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures with, form alliances with or acquire domestic operators.

Separation of CIH

CIH operates a real estate information and analytics service platform in China, providing (1) certain information and analytics services, currently operated as part of our value-added services, and (2) certain marketplace services, currently operated as part of our listing services. CIH offers a wide spectrum of information and analytics services primarily through a proprietary platform, based on its China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and databases widely adopted by industry participants to track, understand and analyze the real estate industry in China. It covers a vast inventory of residential and commercial properties and land plots data across China. The core value of CREIS lies with the underlying proprietary database CIH operates. The database delivers real estate information and research reports regarding properties, land plots as well as real estate industrial regulations and policies in China. CIH employs various advanced technologies to power the database, including geographic information system, artificial intelligence-based search, data mining and cloud computing. CIH also offers certain marketplace services to clients as marketing tools to supplement the database and its associated analytical tools, including promotion services based on influential industry reports on select key topics it disseminates to China's real estate participants and consumers, and listing services to allow clients to list commercial properties in China and utilize advanced marketing and search tools.

On May 2, 2019, our board of directors approved our plan to separate CIH into an independent publicly traded company, whose business will comprise certain portions of our listing and value-added services. On May 10, 2019, CIH publicly filed a registration statement on Form F-1 with SEC to effect the proposed separation and distribution. The proposed separation and distribution is expected to commence after the SEC completes its review process, subject to customary closing conditions. There can be no assurance as to the commencement or completion of the proposed separation and distribution.

Separation and Distribution Related Agreements

We will enter into a separation and distribution agreement with CIH, which will set forth our agreements with CIH regarding the principal transactions necessary to separate CIH from us. It will also set forth other agreements that govern certain aspects of our relationship with CIH after the completion of the separation and distribution.

Delineation of business. According to the separation and distribution agreement, CIH will have the exclusive right to operate the spun-off business comprising certain portions of Fang’s listing and value-added services, and we will have the exclusive right to operate the retained business. In particular, the spun-off business will comprise (1) certain information and analytics services, initially operated as part of Fang’s value-added services, and (2) certain marketplace services, initially operated as part of Fang’s listing services. Following the separation and distribution, CIH will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while we will retain our business operating a real estate Internet portal focusing primarily on serving the residential property sector.

Transfer of assets and assumption of liabilities. The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to CIH as part of the separation of Fang into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither we nor CIH will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or CIH, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to affect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

The distribution. The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution. On the distribution date, we will cause CIH’s share registrar and depositary to distribute to our equity holders that hold our ordinary shares or ADSs as of the record date all of CIH’s issued and outstanding ordinary shares (including those represented by ADSs) prior to the separation and distribution. No fractional ordinary shares will be distributed in the distribution. Our ADSs holders will receive cash in lieu of any fractional ADSs. The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by us) of certain conditions. We will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Business Cooperation Agreement

CIH and we will enter into a business cooperation agreement in respect of CIH’s cooperation on certain commercial property-related business, particularly CIH’s listing services, operated through Fang’s website, Fang.com, after the separation and distribution. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Business Cooperation. CIH will have the exclusive right to operate all the commercial property-related business, such as the online listing of commercial properties and lands as well as the advertising and marketing services provided through our commercial property-related web pages, for which we will be responsible for operating and maintaining at CIH’s expenses, which will include IT system upgrade, servers maintenance and software upgrade. We will have the exclusive right to operate all the residential property-related business, except for those provided by CIH to clients relating to residential property-related business, including the information and analytics services as well as promotion services. CIH plans to cooperate with us to operate CIH’s commercial property-related business through our web pages after the separation and distribution and ultimately migrate such business to CIH’s own website, 3fang.com and 3fang mobile application after CIH obtains the ICP license required for standalone operation of such business.

Intellectual Property Cooperation. We agree to authorize CIH to use for free certain of our trademarks, copyrights, patents and other intellectual properties in connection with the operation of CIH’s commercial property-related business.

Revenue and Expenses Allocation. During the term of our cooperation, we have the right to receive (1) 100% of the revenue generated by residential property-related business on our residential property-related web pages, (2) 85% of the revenue generated by commercial property-related business on our residential property-related web pages, and (3) 15% of the revenue generated by residential property-related business on our commercial property-related web pages. CIH will have the right to receive (1) 100% of the revenue generated by commercial property-related business on our commercial property-related web pages, for which CIH will bear the cost for operating and maintaining the related web pages and servers, (2) 85% of the revenue generated by residential property-related business on our commercial property-related web pages, and (3) 15% of the revenue generated by commercial property-related business on our residential property-related web pages.

Data License Agreement

We will enter into a data license agreement with CIH, pursuant to which, we agree to license the right of using certain data to CIH for development of CIH’s business, and CIH agrees to provide certain data to us, including property appraisal and transaction data. Each of CIH and us will not pay any royalty fees. The term of the data license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between CIH and us.

Software License Agreement

We will enter into a software license agreement with CIH, pursuant to which, We agree to license the right of using certain of our software, at annual royalty fee of RMB500,000, subject to adjustment. The term of the software license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between CIH and us.

Intellectual Property License Agreement

In connection with the separation, we will enter into an intellectual property license agreement with CIH, pursuant to which CIH will be granted an non-exclusive and royalty-free right to use certain of Fang’s intellectual properties in connection with the operation of CIH’s business. The intellectual property license agreement will be valid for a term of 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us.

Lease Framework Agreement

We and CIH have entered into a lease framework agreement, pursuant to which we agree to lease properties owned by us or our affiliates to CIH at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on CIH’s actual demands. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us.

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

As of December 31, 2018, we held 412 registered copyrights and owned or licensed 613 registered trademarks in China. As of the same date, we had 737 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2018, we owned or licensed 1,117 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com, www.landlist.cn and www.fangtx.com.

As of December 31, 2018, we had four registered patents and four patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the PRC.

Facilities

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2018, we leased or owned properties with an aggregate gross floor area of approximately 53,800 sq.m. for our local offices across China in addition to our principal executive offices in Beijing. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a total usable office space of approximately 69,313 sq.m. in Beijing as our headquarters.

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. It is currently under major refurnishment work.

We own certain commercial properties of approximately 3,111 sq.m and 22,064.8 sq.m, in Sanya, Hainan province and Wuhan, Hubei province, China, respectively. We also own office space of 46,681 sq.m, together with 373 parking spaces, in an office building in Chengdu, Sichuan province, 1264.67 sq.m, in an office building in Changzhou, Jiangsu province, as well as office space of 30,843 sq.m in an office building in Chongqing. We primarily use these properties as our local offices.

We own certain Meilin lake villa properties of 10,308 sq.m. in Changzhou, Jiangsu province, China.

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

Legal Proceedings

In January 2018, we applied for an arbitration at China International Economic and Trade Arbitration Commission as a claimant for the indebtedness owed to us and breach of contract by a third party. The arbitration procedure is still ongoing.

In April and May 2018, we were involved in suits as one of the defendants for trade mark infringement claimed by a third party, alleging RMB99.9 million, RMB300 million, and RMB500 million, respectively. The suits are still ongoing and we are vigorously contesting the allegations.

In February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We intend to vigorously contest the allegation.

Saved as disclosed above, we are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

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

MIIT, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among telecommunications and Internet service providers.

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

In July 2006, MIIT publicly released the Circular on Strengthening the Administration of Foreign Investment in Value-Added Telecommunications Services, or the MIIT Notice. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

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

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. See “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure—If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” and “—Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.”

Regulation Relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the Internet include:

•	The Telecommunications Regulations (Revised in 2016);

•	The Catalog of Classes of Telecommunications Business (2015);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and

•	The Internet Information Services Administrative Measures (2011).

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

Two of our consolidated controlled entities, Beijing Technology and Beijing JTX Technology, each hold an ICP license issued by the Beijing Telecommunications Administration Bureau, a municipal branch of MIIT.

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

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, all of our related trademarks and domain names are owned directly by Beijing Technology and Beijing JTX Technology.

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

•	the Advertising Law (Revised in 2018); and

•	the Administration of Advertising Regulations.

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

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology, Shanghai Century JTX Network and Beijing Yi Ran Ju Ke includes operating an advertising business, which allows them to engage in the advertising business.

Electronic Bulletin Board Services

In November 2000, MIIT adopted the Administrative Regulations on Internet Electronic Bulletin Board Services, which required that an Internet content service provider providing online bulletin board service register with, and obtain approval from, local telecommunications authorities. The Administrative Regulations on Internet Electronic Bulletin Board Services was abolished by MIIT on September 23, 2014, and the management of Internet electronic bulletin board services is currently governed by the Telecommunications Regulations, the Internet Information Services Administrative Measures and the Administrative Measures for Telecommunications Business Operating Licenses, which provide that an Internet content provider that intends to provide online bulletin board services shall fulfill the approval formalities. On November 6, 2006, the Beijing Telecommunications Administration Bureau issued to Beijing Technology, respectively, an approval for operating electronic bulletin board services on www.fang.com, respectively. Beijing JTX Technology also obtained approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. These approvals each have an original validity which is keyed to the corresponding ICP license and their continued validity is subject to the fulfillment of certain conditions and qualifications.

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

Real Estate Service Charges

According to the Notice on Release of Management of Real Estate Consultant and Brokerage Charges jointly issued by the NDRC and the MOHURD which became effective on July 1, 2014, a real estate service company must display its service charges, or commissions. The commissions for the real estate brokerage services are subject to the regulation of the local branch of the MOHURD and the competent pricing department of people’s government at the provincial level, the local authorities may decide to apply “government-guided” prices or “market-adjusted” prices according to the local situation. The commissions for the real estate consulting services shall be based on “market-adjusted” prices, and the real estate consulting service providers may negotiate and determine their commission rates with clients.

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

Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1st, 2017 (“Notice on Regulating Cash Loan”), internet microfinance businesses are strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the inventory business within a time limit and rectification shall be completed within the prescribed time limit. Issuing “campus loans” and “down payment loans” are also prohibited.

According to Notice on Regulating Cash Loan, microfinance companies may not sell, transfer, and disguise the company’s credit assets through Internet platforms or local trading venues. Providing real property financing and other debt financing matchmaking services in relation to the purchase of real properties are also prohibited. Violation of these requirements may subject the relevant authorities to various penalties, including restrictions on the entity conducting such activities’ business operations, or canceling business qualifications and/or closing the entity.

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

Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1st, 2017 (“Notice on Regulating Cash Loan”), internet microfinance businesses shall be under strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and rectification shall be completed within the prescribed time limit. Issuing “campus loans” and “down payment loans” are also prohibited.

Regulations on Online Peer-to-Peer Lending

Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institutions issued by the PBOC, the MIIT and the Ministry of Public Security on August 24, 2016, Guidelines for the Administration of Recordation and Registration of P2P Lending Information Intermediary Institutions issued by the China Banking Regulatory Commission, the MIIT and the SAIC on October 28, 2016, Guidelines for the Online Lending Fund Depository Business issued by the China Banking Regulatory Commission on February 22, 2017 and Guidelines for the Disclosure of Information on the Business Activities of Online Lending Information Intermediary Institutions issued by the China Banking Regulatory Commission on August 23, 2017 (collectively referred to as “One approach and Three Guidelines”), provide a legal system basis for the standardized development and continuous prudent supervision of the online peer-to-peer lending industry. According to “One approach and Three Guidelines”, peer-to-peer lending information intermediary institutions should apply for recordation and registration to the local financial regulatory departments.

The Office of the Leading Group for the Special Campaign against Peer-to-Peer Lending Risks has promulgated the Notice on Compliance Inspection of Peer-to-Peer Network Lending Institutions and the List of Compliance Checking Questions of Online Lending Information Intermediaries on August 13, 2018, which includes several inspection procedures: self-inspection of online lending institutions, self-discipline inspection by local internet finance associations or related institutions, administrative verification by the local office for the special campaign against peer-to-peer lending risks. The Notice on Compliance Inspection of Peer-to-Peer Network Lending Institutions requires that the local office for the special campaign against peer-to-peer lending risks should check the contents of the reports submitted by the online lending institutions. If the contents are untrue, omitted or fraudulent, the office can pursue accountability and exercise vote power for online lending institutions.

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 and revised in January 2011 require Internet content service providers to maintain an adequate system that protects the security of user information. In January 2006, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as ‘‘owners and administrators of networks and network service providers,’’ including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Regulations on Protection of Personal Information of Telecommunications and Internet Users, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

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

Regulations relating to Employees

The principal PRC laws and regulations that govern employment include:

•	the PRC Labor Law which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018; and

•	the PRC Labor Contract Law which became effective on January 1, 2008, and its amendments which became effective on July 1, 2013.

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

Regulations relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, ‘‘foreign investors’’ means natural person, enterprise, or other organization of a foreign country; ‘‘foreign-invested enterprises’’ means any enterprise established under PRC law that is wholly or partially invested by foreign investors and ‘‘foreign investment’’ means any foreign investor’s direct or indirect investment in mainland China, including: (1) establishing FIEs in mainland China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (3) investing in new projects in mainland China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment which affects or is likely to have effect on the national security shall be subject to the national security review.

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

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, all of our related trademarks and domain names are owned directly by Beijing Technology and Beijing JTX Technology.

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

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

C. Organizational Structure

We conduct substantially all of our operations in China through our PRC subsidiaries and consolidated controlled entities. For more information regarding the contractual arrangements among our PRC subsidiaries and consolidated controlled entities, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.”

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Name	Place of Formation	Relationship

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	China	Wholly-owned subsidiary

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	China	Wholly-owned subsidiary

Beijing Fang Tian Xia Hong An Network Technology Ltd. (previously known as Beijing Fang Tian Xia Decorative Engineering Co., Ltd.) (“Beijing Fang Tian Xia Hong An Network Technology”)	China	Wholly-owned subsidiary

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	China	Wholly-owned subsidiary

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	China	Wholly-owned subsidiary

Beijing SouFun Network Technology Co., Ltd. (“Soufun Network”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd. (“Beijing Zhong Zhi Shi Zheng”)	China	Wholly-owned subsidiary

Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd. (“Beijing Zhong Zhi Xun Bo”)	China	Wholly-owned subsidiary

Xinjiang Zhong Zhi Shu Ju Information Technology Co., Ltd. (“Xinjiang Zhong Zhi Shu Ju”)	China	Wholly-owned subsidiary

Best Work Holdings (New York) LLC	United States	Wholly-owned subsidiary

Best Fang Holdings LLC	United States	Wholly-owned subsidiary

China Index Holdings Limited (“CIH”)	Cayman Islands	Wholly-owned subsidiary

China Index Academy Limited	Hong Kong	Wholly-owned subsidiary

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	China	Wholly-owned subsidiary

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	China	Wholly-owned subsidiary

Hangzhou Ji Ju Real Estate Agents Co., Ltd. (“Hangzhou Ji Ju”)	China	Wholly-owned subsidiary

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Hong Kong Property Network Limited	Hong Kong	Wholly-owned subsidiary

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	China	Wholly-owned subsidiary

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	China	Wholly-owned subsidiary

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	China	Wholly-owned subsidiary

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	China	Wholly-owned subsidiary

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	China	Wholly-owned subsidiary

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai SouFun Fang Tian Xia”)	China	Wholly-owned subsidiary

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	China	Wholly-owned subsidiary

Tianjin Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	China	Wholly-owned subsidiary

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	China	Wholly-owned subsidiary

Tianjin SouFun Network Technology Co., Ltd. (“Tianjin SouFun Network”)	China	Wholly-owned subsidiary

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	China	Consolidated controlled subsidiary

Name	Place of Formation	Relationship

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	China	Consolidated controlled subsidiary

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	China	Consolidated controlled subsidiary

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	China	Consolidated controlled subsidiary

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	China	Consolidated controlled subsidiary

Fang Tian Xia Financial Information Service (Beijing) Ltd. (previously known as Beijing Tianxia Dai Information service Co., Ltd.) (“Tianxia Dai Information”)	China	Consolidated controlled subsidiary

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd. (“Beijing Zhong Zhi Hong Yuan”)	China	Consolidated controlled subsidiary

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	China	Consolidated controlled subsidiary

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

*	The diagram above omits the names of subsidiaries and consolidated controlled entities that are insignificant individually and in the aggregate.
(1)	Each of Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel is owned as to 25.0% by Shanghai China Index, one of our consolidated controlled entities.
(2)	Shanghai SouFun Microfinance is owned as to 20.0% by Beijing Technology and as to 10.0% by Beijing JTX Technology, both of which are our consolidated controlled entities.
(3)	Shanghai JBT Real Estate Broking is owned as to 30.0% by Beijing Jia Tian Xia Advertising Co., Ltd. which is our consolidated controlled entity.
(4)	On May 10, 2019, CIH publicly filed its registration statement on Form F-1 with SEC to effect the proposed separation and distribution. For more details, see “Item 4. Information on the Company— B. Business Overview— Separation of CIH.”

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

A. OPERATING RESULTS

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2018. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

·	Marketing services: We offer marketing services on our websites and mobile apps, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing and improvement and other home-related products and services who wish to promote their products and services.

·	Listing services: We offer basic and special listing services on our websites and mobile apps. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information of their products and services on our websites. Our special listing services offer specialized marketing programs through both online channels and offline themed events.

·	Financial services: We provide financial services primarily though our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

·	E-commerce services: Our e-commerce services primarily include Fang membership services, direct sales services for new homes and online sublease services. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in 2018 due to the change in our business development strategies.

·	Value-added services: We provide value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2018, our website, www.fang.com, received a monthly average of approximately 123 million unique visitors and generated a monthly average of approximately 805 million website visits. We currently maintain approximately 65 offices to focus on local market needs.

Our revenues and net loss attributable to our shareholders in 2018 was US$303.0 million and US$114.9 million, respectively. Marketing, listing, financial, e-commerce and value-added services accounted for 39.5%, 37.5%, 6.0%, 5.0% and 12.0%, respectively, of our revenues in 2018.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31
Selected Metrics	2017	2018
Average monthly unique visitors (million)*	115	152
Average monthly mobile unique visitors (million)*	75	117

*	Source: Google Analytics for data in 2017; internal records for data in 2018

	Year Ended December 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Total revenues	916,391	444,296	303,016
Net income (loss)	(169,635)	21,704	(114,909)
Non-GAAP net income (loss)	(173,212)	25,057	20,604
Adjusted EBITDA	(118,941)	76,316	81,397

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

Non-GAAP net income measures GAAP net income, excluding the impact of share-based compensation expense, change in fair value of securities, realized gain on available-for-sale securities, other non-operating loss, investment income, impairment on investments and one-off tax impact.

Adjusted EBITDA is defined as non-GAAP net income before income tax, excluding interest expenses, interest income, depreciation and amortization. Adjusted EBITDA, while generally a measure of profitability, excludes certain non-cash expenses, interest and other income, income taxes, and certain other items that management believes affect the comparability of operating results.

Non-GAAP net income and adjusted EBITDA are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends. In particular, we believe that the exclusion of the income and expenses in calculating non-GAAP net income and adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that non-GAAP net income and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

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

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,
Reconciliation of net income and non-GAAP net income	2016	2017	2018
	(U.S. dollars in thousands)
GAAP net income (loss)	(169,635)	21,704	(114,909)

Reconciliation items:
Share-based compensation	9,477	7,218	14,082
Impairment on investments	2,232	2,768	—
Other non-operating loss	—	4,562	(30)
Realized gain on available-for-sale securities	—	(2,736)	(1,493)
Investment income	(13,864)	(6,692)	(6,816)
Change in fair value of securities	-	(518)	167,402
Subtotal	(2,155)	4,602	173,145

Tax impact of reconciliation items	(1,422)	(1,249)	(37,632)

Non-GAAP net income (loss)	(173,212)	25,057	20,604

	Year Ended December 31,
Reconciliation of net income and adjusted EBITDA	2016	2017	2018
	(U.S. dollars in thousands)
GAAP net income (loss)	(169,635)	21,704	(114,909)
Add Back
Share-based compensation	9,477	7,218	14,082
Impairment on investments	2,232	2,768	-
Change in fair value of securities	-	(518)	167,402
Interest expenses	20,791	16,153	21,174
Income tax expenses	24,983	21,442	-
Depreciation and amortization expenses	18,442	23,737	26,735
Subtract
Investment income	(13,864)	(6,692)	(6,816)
Realized gain on available-for-sale securities	-	(2,736)	(1,493)
Interest income	(11,367)	(11,322)	(10,302)
Other non-operating loss	-	4,562	(30)
Income tax benefits	-	-	(14,446)
Adjusted EBITDA	(118,941)	76,316	81,397

Re-election of Directors

On December 7, 2018, upon approval of our shareholders, Mr. Shaohua Zhang was re-elected as an independent director of our board of directors and a member of the audit committee of the board.

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

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our marketing and listing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2018, we had established real estate-related content, search services, marketing and listing coverage of more than 658 cities across China, and our Fang membership services, which were launched in 2011, were offered in 98 cities. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing, financial, e-commerce and value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. In 2018, our financial services primarily focused on secured consumer loans to individual borrowers. As of December 31, 2018, we had loans receivable with a principal balance of US$127.7 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Our ability to grow the retained business following the completion of the proposed separation of CIH from us

On May 2, 2019, our board of directors approved our plan to separate CIH into an independent publicly traded company, whose business will comprise certain portions of our listing and value-added services. Following the completion of the proposed separation and distribution, we will continue to retain our business operating a real estate Internet portal in China and will pursue our strategy of enhancing our online operations and residential property-related business. We anticipate dedicating our managerial attention and resources to developing the retained business in light of the distinct needs of China’s residential property market, and whether we can continue to grow the retained business depends on our ability to manage and develop such business effectively.

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. Under the current regulatory regime, Internet content distribution is permitted to operators with less than 50.0% foreign investment and advertising is permitted to all qualified operators. We may consider further optimizing our corporate structure in light of the evolving regulatory environment. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder, executive chairman and chief executive officer, together with Mr. Dai, a former director and former chief executive officer, or Ms. Huang, the chief executive officer of CIH, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo, Mr. Dai and Ms. Huang. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

Components of our Results of Operations

Revenues

We derive our revenues from marketing services, listing services, financial services, e-commerce services, and value-added services.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the deployment on our websites and mobile apps of banners, links, logos and floating signs.

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

Financial Services

Our revenues from financial services consist of interest income and service fees from primarily secured consumer loans to individuals that meet our credit assessment requirements.

E-commerce Services

Our e-commerce services, first launched in 2011, primarily include Fang membership services, direct sales services for new homes and online sublease services. Our Fang membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in early 2018 due to the change in our business development strategies.

Value-added services

We provide value-added services including subscription services for access to our information database and consulting services for customized and industry-related research reports and indices.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, tax surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our listing, marketing, E-commerce, financial and value-added services. Prior to January 1, 2018, value-added taxes were also included in cost of revenues. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers and personnel in the brokerage function. E-commerce cost refers to the portion of proceeds to be remitted to real estate brokers under our Fang membership services. Operating lease expenses consist primarily of rent for our various office facilities as allocated on the basis of the space occupied by our editorial staff and customer service personnel. Network costs consist of server hosting fees, bandwidth fees and related charges. Communication costs consist of telephone expenses relating to our operations. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff. In 2016, 2017 and 2018, our cost of revenues represented 75.0%, 39.3% and 19.3% of our revenues, respectively. We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our cost of revenues, see “—Recent Accounting Pronouncements.”

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, costs for promoting our Fang membership services, operating lease expenses, which include rental expenses related to our selling and distribution department, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our websites and mobile apps. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with share options and other share-based compensation granted to our sales and marketing personnel.

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts and loans receivable, office expenses, communication expenses, professional service fees and other expenses for general and administrative purposes, as well as maintenance expenses. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, or BVI, subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2018.

United States

On December 22, 2017, the Tax Act was enacted and contains significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21% and creates new taxes focused on foreign-sourced earnings and related-party payments, including the creation of the base erosion anti-abuse tax and a new tax on global intangible low-taxed income, or GILTI.

The SEC staff issued SAB 118 on December 22, 2017, which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

The Tax Act reduces the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, we re-measured our deferred taxes as of December 31, 2017, to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. As Best Work Holdings (New York) LLC is loss making since incorporated, therefore we recognized a deferred tax asset of US$13,834 to reflect the reduced U.S. tax rate and full valuation allowance is provided and corresponding remeasurement were made to unrecognized tax benefit and valuation allowance.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2018.

China

In March 2007, a new enterprise income tax law in China was enacted and then amended in February 2017 and December 2018. The New EIT Law applies a unified 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. High and New Technology Enterprise, or HNTE, status under the New EIT Law would entitle qualified and approved entities to a favorable EIT tax rate of 15%. The SAT issued Circular No. 203 in April 2009 and Circular 24 in June 2017 stipulating that entities which qualified for the HNTE status should apply with competent tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to enjoy the preferential tax rate of 15%.

We obtained HNTE certificates for SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Hong An Tu Sheng in November 2015 and have subsequently renewed such HNTE certificates in September and October 2018. Therefore, these six subsidiaries can enjoy the preferential tax rate of 15% from 2015 to 2020. We newly applied for the HNTE status for Beijing Tuoshi in 2016 and received the HNTE certificate in December 2016. Beijing Tuoshi can enjoy the preferential tax rate of 15% for 2016, 2017 and 2018. We newly applied for the HNTE status for Beijing Li Man Wan Jia, Beijing Hua Ju Tian Xia and Beijing Zhong Zhi Xun Bo in 2018 and received the HNTE certificates in September and October 2018. Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia can enjoy the preferential tax rate of 15% for 2018, 2019 and 2020. We newly applied for the Xinjiang Huoerguosi Economic and Technological Development Zone tax preference status for Xinjiang Zhongzhi in 2017 and received the certificates in September 2017. Xinjiang Zhongzhi can enjoy the preferential tax rate of 0% for 2017, 2018, 2019 and 2020.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on our results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed their HNTE certificates when the previous certificates had expired.

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

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2017 and 2018, we accrued nil and US$50 for PRC tax on such basis.

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

Revenue Recognition

Periods prior to January 1, 2018

Revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements.

We enter into arrangements that can include various combinations of services. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (1) vendor-specific objective evidence of fair value, or VSOE, (2) third-party evidence, and (3) best estimate of selling price, or ESP. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace. ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. The process of determining ESPs requires our judgment and consideration of multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

Adoption of ASC 606, Revenue from Contracts with Customers

We adopted the new revenue recognition standards, or ASC 606, effective January 1, 2018 using the modified retrospective method for contracts which were not completed at the date of initial adoption.

Our policy before the adoption of ASC 606 was to require written signed contracts by both us and our customers as persuasive evidence of our revenue arrangements. In certain cases where services are being delivered prior to the receipt of the written signed contracts by both parties, revenue had been deferred until such time the written signed contracts are collected. Under the new revenue standard, revenues may be recognized prior to the receipt of the written signed contracts by both parties (assuming all other revenue recognition criteria are satisfied), as long as the revenue arrangements between us and our customers are legally enforceable. As a result, we made an adjustment to increase the opening balance of retained earnings as of January 1, 2018 by US$2.8 million.

Before the adoption of ASC 606, we assessed whether collectability is reasonably assured at the outset of the arrangement, and subsequently reassessed if there was a substantive change in facts and circumstances. If the collectability of all or a portion of the fee is not reasonably assured, all revenue recognition were deferred until payment was received (assuming all of the other revenue recognition criteria have been met). Upon the adoption of ASC 606, if it is not probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer, consideration received from the customer is initially recorded as a liability. We will recognize nonrefundable consideration received as revenue only when one of the following events has occurred:

·	we have no remaining obligations to transfer goods or services to the customer and all, or substantially all of the consideration has been received;

·	the contract has been terminated; or

·	we have transferred control of the goods or services to which the consideration that has been received relates, and has stopped transferring (and have no obligation under the contract to transfer) additional goods or services to the customer, if applicable.

As a result, we made an adjustment to decrease the opening balance of retained earnings as of January 1, 2018 by US$0.5 million.

In addition, our revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments was presented as gross in both revenues and cost of revenues. We have elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred. We have elected the practical expedient not to disclose the information about remaining performance obligations which are part of the contracts that have an original expected duration of one year or less.

The disclosure of the impact of adoption on the consolidated balance sheets was as follows:

	As of December 31, 2018	Adjustments	Amounts without adoption of ASC 606
	(US$ in thousands)
Accounts receivable	60,950	379	61,329
Deferred revenue	(163,346)	(11,633)	(174,979)
Accrued expenses and other liabilities	(131,268)	9,701	(121,567)
Other non-current liabilities	(153,095)	555	(152,540)

The impact for adoption of ASC 606 to our consolidated statement of comprehensive income (loss) for the year ended December 31, 2018 is as follows:

	Year ended December 31, 2018	Adjustments	Amounts without adoption of ASC 606
	(US$ in thousands)
E-commerce services	15,384	928	16,312
Marketing services	119,680	8,740	128,420
Listing services	113,534	5,717	119,251
Financial services	18,060	1,068	19,128
Value-added services	36,358	2,893	39,251
Total revenues	303,016	19,346	322,362
Cost of services	(58,570)	(18,117)	(76,687)
Operating income	39,803	1,229	41,032
Net loss	(114,909)	1,229	(113,680)
Loss per share for Class A and Class B ordinary shares
Basic and Diluted	(1.29)	0.01	(1.28)

Since the adoption of ASC 606 starting from January 1, 2018, we recognize revenues upon the satisfaction of its performance obligation in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties, such as value-added taxes. For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

Our contracts with customers often include promises to transfer multiple products and services. For these contracts, we account for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, or SSP, for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

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

Our estimated liability for unrecognized tax benefits, which is included in “other non-current liabilities,” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, the appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the relevant tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive income (loss) as income tax expense.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, or FASB, established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model, or ROU, that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. We adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We elected the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs.

Leases currently classified as operating leases in Note 21 of our consolidated financial statements will be reported on the consolidated balance sheets upon adoption at their net present value, which will increase total assets and liabilities. We expect to recognize the right-of-use assets and lease liability in the amount of approximately US$5.7 million respectively as of January 1, 2019. We used our estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of our existing lease payments. The adoption of ASC 842 is not expected to have a material impact to our consolidated statements of comprehensive income (loss) or net cash provided by operating activities.

The adoption of ASC 842 is not expected to have a material impact to the accounting and disclosure of sublease services in which we are the lessor.

In June 2016, the FASB issued ASU No. 2016-13, or ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
E-commerce services	577,684	63.0%	87,809	19.8%	15,384	5.0%
Marketing services	165,437	18.1%	149,267	33.6%	119,680	39.5%
Listing services	118,109	12.9%	165,374	37.2%	113,534	37.5%
Financial services	29,602	3.2%	12,055	2.7%	18,060	6.0%
Value-added services	25,559	2.8%	29,791	6.7%	36,358	12.0%
Total revenues	916,391	100.0%	444,296	100.0%	303,016	100.0%
Cost of revenues
Cost of services	(687,184)	(75.0)%	(174,599)	(39.3)%	(58,570)	(19.3)%
Total cost of revenues	(687,184)	(75.0)%	(174,599)	(39.3)%	(58,570)	(19.3)%
Gross profit	229,207	25.0%	269,697	60.7%	244,446	80.7%
Operating income (expenses)
Selling expenses	(229,817)	(25.1)%	(91,250)	(20.5)%	(69,532)	(22.9)%
General and administrative expenses	(151,251)	(16.5)%	(135,688)	(30.5)%	(138,386)	(45.7)%
Other income (loss)	415	-	(567)	(0.1)%	3,275	1.1%
Operating income (loss)	(151,446)	(16.5)%	42,192	9.5%	39,803	13.1%
Foreign exchange gain (loss)	(1,882)	0%	15	-	(598)	(0.2)%
Interest income	11,367	1.2%	11,322	2.5%	10,302	3.4%
Interest expenses	(20,791)	(2.3)%	(16,153)	(3.6)%	(21,174)	(7.0)%
Change in fair value of securities	-	-	518	0.1%	167,402	(55.2)%
Realized gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of US$10,583, US$2,736 and US$1,493 for the years ended December 31, 2016, 2017 and 2018, respectively)	10,583	1.2%	2,736	0.6%	1,493	0.5%
Government grants	6,469	0.7%	3,154	0.7%	1,435	0.5%
Investment income	3,281	0.4%	6,692	1.5%	6,816	2.2%
Impairment on investments	(2,232)	(0.2)%	(2,768)	(0.6)%	-	-
Other non-operating income	-	-	(4,562)	(1.0)%	(30)	0.0%
Income (loss) before income taxes and noncontrolling interests	(144,651)	(15.8)%	43,146	9.7%	(129,355)	(42.7)%
Income tax (expenses) benefit	(24,984)	(2.7)%	(21,442)	(4.8)%	14,446	4.8%
Net income (loss)	(169,635)	(18.5)%	21,704	4.9%	(114,909)	(37.9)%
Net income (loss) attributable to noncontrolling interests	—	—	(3)	-	2	0.0%

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Net income (loss) attributable to Fang Holdings Limited’s shareholders	(169,635)	(18.5)%	21,707	4.9%	(114,911)	(37.9)%

Revenues

Our revenue decreased 31.8% year-over-year in 2018, primarily due to decline in revenue from e-commerce and listing service. Our revenues decreased 51.5% year-over-year in 2017, primarily due to a significant decline in revenues from e-commerce services as a result of changes in our business strategy.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the deployment on our websites respectively, and mobile apps of banners, links, logos and floating signs. Revenues from marketing services decreased 19.8% and 9.8% year-over-year in 2018 and 2017, respectively, primarily due to (1) the revenues are presented net of value-added tax collected on behalf of government due to the adoption of ASC 606 from January 1, 2018, and (2) a slowdown in the real estate market and the increased competition for similar services in China. In 2016, 2017 and 2018, revenues generated from our marketing services represented 18.1%, 33.6% and 39.5% of our revenues, respectively.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of total marketing service revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues	Amount	Percentage of marketing service revenues
	(US$ in thousands, except percentage)
New home	144,631	87.4%	121,497	81.4%	119,352	99.7%
Home furnishing and improvement	19,171	11.6%	-	-	328	0.3%
Secondary and rental	1,635	1.0%	27,770	18.6%	-	-
Total marketing service revenues	165,437	100.0%	149,267	100.0%	119,680	100.0%

New home business accounted for 87.4%, 81.4% and 99.7% of our marketing service revenues in 2016, 2017 and 2018, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are promoting newly developed properties for sale.

Listing Services. Revenues from our listing services decreased 31.3% in 2018, primarily due to (1) the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018, and (2) the decrease in number of paying subscribers. Revenue from our listing services increased 40.0% year-over-year in 2017, primarily due to an increase in the number of customers, in particular those from lower-tier cities, who paid for our services. In 2016, 2017 and 2018, revenues from our listing services represented 12.9%, 37.2% and 37.5% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant source of revenue. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes have impacted and may continue to impact our revenues.

The following table sets forth our listing service revenues by amount and percentage of our listing service revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Basic listing	91,742	77.7%	140,517	85.0%	84,482	74.4%
Special listing	26,367	22.3%	24,857	15.0%	29,052	25.6%
Total listing service revenues	118,109	100.0%	165,374	100.0%	113,534	100.0%

The average revenue per paying subscriber was US$567, US$623 and US$400 for 2016, 2017 and 2018, respectively.

The following table presents our listing service revenues for each of our businesses by amount and percentage of total listing service revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues	Amount	Percentage of listing service revenues
	(US$ in thousands, except percentage)
Secondary and rental properties	94,507	80.0%	140,492	85.0%	84,773	74.7%
Research	22,959	19.4%	24,522	14.8%	28,748	25.3%
Other	643	0.5%	360	0.2%	13	0.0%
Total listing service revenues	118,109	100.0%	165,374	100.0%	113,534	100.0%

Secondary and rental properties business accounted for 80.0%, 85.0% and 74.7% of our listing service revenues in 2016, 2017 and 2018, respectively.

Financial Services. Revenues from financial services increased 49.8% year-over year in 2018, primarily due to (1) increased average balance of loans receivable, partially offset by the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018. Revenues from financial services decreased 59.3% year-over year in 2017, primarily due to the decreased transaction volumes of secondary homes. In 2016, 2017 and 2018, revenues from financial services represented 3.2%, 2.7% and 6.0% of our revenues, respectively.

E-commerce Services. Revenues from e-commerce services decreased 82.5% year-over-year in 2018, primarily due to (1) our business transformation from a transaction-oriented platform back to a technology-driven open platform, and (2) the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018. Revenues from e-commerce services decreased 84.8% year-over-year in 2017, primarily due to our business transformation from a transaction-oriented platform back to a technology-driven open platform. Revenues from e-commerce services represented 63.0%, 19.8% and 5.0% of our revenues in 2016, 2017 and 2018, respectively.

The following table presents our e-commerce service revenues for each of our businesses by amount and percentage of total e-commerce service revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of e-commerce service revenues	Amount	Percentage of e-commerce service revenues	Amount	Percentage of e-commerce service revenues
	(US$ in thousands, except percentage)
New home	265,583	46.0%	36,672	41.8%	7,391	48.0%
Other	312,101	54.0%	51,137	58.2%	7,993	52.0%
Total e-commerce service revenues	577,684	100.0%	87,809	100.0%	15,384	100.0%

Other product groups accounted for an increasing portion of our e-commerce services revenues in 2016 and 2017 as a result of the continued development of our online real estate brokerage services, and decreased in 2018 as we discontinued our online real estate brokerage services.

Value-Added Services. Revenues from value-added services increased 22.0% and 16.6% year-over-year in 2018 and 2017, respectively, primarily due to a rising demand for our database and research services, partially offset by the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018. In 2016, 2017 and 2018, revenues from value-added services represented 2.8%, 6.7% and 12.0% of our revenues, respectively.

Cost of Revenues

Our cost of revenues consists primarily of staff costs, operating lease and sublease costs, and commission fees. Our cost of revenues as a percentage of our revenues was 75.0%, 39.3% and 19.3% in 2016, 2017 and 2018, respectively. Prior to January 1, 2018, cost of revenues also included value-added taxes.

Our cost of revenues decreased significantly year-over-year in 2017 and 2018, primarily due to a decline in staff costs from US$419.3 million in 2016 to US$61.7 million in 2017 and further to US$19.7 million in 2018 as a result of the reduction in staff headcount of our brokerage team for secondary properties and the optimization in our cost structure under the technology-driven open platform model.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased 9.4% year-over-year in 2018 and increased 17.7% year-over-year in 2017. Our gross margin was 25.0%, 60.7% and 80.7% in 2016, 2017 and 2018, respectively.

Operating Expenses

Our operating expenses decreased 8.4% year-over-year in 2018, primarily due to the decrease in advertising expenses, management staff costs and bad debt expenses. Our operating expenses decreased 40.4% year-over-year in 2017, primarily due to a significant decrease in our selling expenses. In 2016, 2017 and 2018, our operating expenses represented 41.6%, 51.1% and 68.6% of our revenues, respectively.

The following table sets forth our operating expenses by amount and percentage of our total operating expenses for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses	Amount	Percentage of operating expenses
	(US$ in thousands, except percentage)
Selling expenses	229,817	60.3%	91,250	40.2%	69,532	33.4%
General and administrative expenses	151,251	39.7%	135,688	59.8%	138,386	66.6%
Total	381,068	100.0%	226,938	100.0%	207,918	100.0%

Selling Expenses. Our selling expenses decreased 23.8% and 60.3% year-over-year in 2018 and 2017, respectively, primarily due to the decrease in selling expenses associated with our e-commerce services and advertising and promotional expenses. Advertising and promotional related expense decreased from US$24.2 million in 2017 to US$7.1 million in 2018, generally consistent with the decrease in our revenues from e-commerce service. Selling expenses associated with our e-commerce services decreased from US$72.4 million in 2016 to US$0.4 million in 2017, which was in line with the decrease in our revenues from e-commerce services. Advertising and promotional expenses decreased from US$61.9 million in 2016 to US$16.8 million in 2017, primarily due to the decrease of promotions for our Fang membership services, our website, new domain name and the Fang mobile applications.

General and Administrative Expenses. Our general and administrative expenses increased 2.0% year-over-year in 2018, primarily due to the increase in share-based compensation, operating lease and professional service fee, partially offset by the decrease in bad debt expense. Our general and administrative expenses decreased 10.3 % year-over-year in 2017, primarily due to a decline in staff cost from US$76.8 million in 2016 to US$63.9 million in 2017.

Other Income (Loss). Other income in 2018 consisted of rental income of US$2.6 million, income from litigation of US$1.4 million and loss from hotel operation of US$0.7 million. Other loss in 2017 consisted of other revenue of US$12.2 million and other expenses of US$12.8 million of our subsidiaries that operate the hotel and office leasing businesses.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we generated operating income of US$39.8 million in 2018 and generated operating income of US$42.2 million in 2017. Our operating margin was negative 16.5%, 9.5% and 13.1% in 2016, 2017 and 2018, respectively.

Interest Income

Our interest income, consisting primarily of interest income from cash and cash equivalent, restricted cash as well as fixed rate time deposits, remained relatively stable at US$11.3 million and US$10.3 million in 2017 and 2018, respectively.

Interest Expenses

Our interest expenses consist primarily of interest incurred as a result of our bank borrowings and convertible senior notes. Our interest expenses increased 31.1% year-over-year in 2018, primarily due to additional bank borrowings amounted to US$76.3 million. Our interest expenses decreased 22.3% year-over-year in 2017, primarily due to our repurchase of a total of US$394,300 of the notes.

Change in Fair Value of Securities

 Our change in fair value of securities increased significantly to US$167.4 million in 2018, compared to US$0.6 million in 2017, primarily due to the decrease in fair value of our equity investments.

Investment Income, Net

Our investment income, which primarily consisted of dividends from the respective long-term investments in companies including Color Life, Hopefluent, and World Union totaled US$3.3 million, US$6.7 million and US$6.8 million in 2016, 2017 and 2018, respectively.

Impairment on Investments

We had US$2.2 million, US$2.8 million and nil impairment on investments in 2016, 2017 and 2018, respectively. The impairment resulted from the deteriorating financial condition of Sindeo, of which company we held 11.03% equity interest, while Sindeo completed its wind-down procedure in 2017.

Income Tax (Expenses) Benefit

Our effective tax rate was 17.3%, 56.8% and 11.2% in 2016, 2017 and 2018, respectively. The effective tax rate of 11.2% in 2018 was lower than the statutory income tax rate of 25% primarily because of (1) the effect of international tax rate differences in the amount of US$6.9 million, (2) non-deductible expenses in the amount of US$19.4 million, and (3) provision of withholding tax of PRC subsidiaries in the amount of US$11.7 million based on the dividend tax rate applied to the profits generated by these subsidiaries and expected to be distributed, partially offset by the effect of (1) preferential tax rates of certain PRC entities in the amount of US$6.6 million, and (2) reversal of previously recorded ASC740 (FIN48) income tax and interest liabilities in the amount of US$8.9 million, due to expiration of statutory limitation. In 2016 and 2017, we recorded changes in valuation allowances of US$30.9 million and US$8.8 million, respectively, primarily attributable to operating losses arising from entities operating online real estate brokerage service and not anticipating sufficient taxable income in foreseeable future.

B. Liquidity and Capital Resources

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings, convertible senior notes and equity financings. As of December 31, 2018, we had US$195.1 million in cash and cash equivalents, US$245.5 million in current portion of restricted cash and US$16.0 million in short-term investments with maturity dates greater than three months but less than one year, compared to US$228.3 million, US$223.0 million and US$55.8 million as of December 31, 2017, respectively. Of our cash and cash equivalents as of December 31, 2018, US$184.3 million was held inside the PRC and US$10.8 million was held outside of the PRC. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2016, 2017 and 2018, we had short-term investments of US$42.9 million, US$55.8 million and US$16.0 million, respectively.

As of December 31, 2018, we had U.S. dollar-denominated short-term borrowings of US$220.0 million and RMB denominated short-term borrowings of US$77.8 million obtained from financial institutions in the United States and the PRC. These bank borrowings are secured by bank deposits of approximately US$245.5 million, placed with financial institutions in China. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2018, we had U.S.-dollar denominated long-term bank borrowings of US$65.4 million and RMB denominated long-term bank borrowings of US$57.8 million obtained from financial institutions in the United States and PRC, respectively.

These bank borrowings, which initially totaled US$421.0 million, were incurred to satisfy the operating needs of our company and our offshore subsidiaries outside of the PRC, including repurchase of convertible notes, property acquisitions, leasehold improvement and construction.

In December 2013 and January 2014, we sold an aggregate principal amount of US$350.0 million and US$50.0 million, respectively, of convertible senior notes due 2018 (the “2018 Notes”). The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the 2018 Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the 2018 Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the 2018 Notes. On November 15, 2016, our company delivered a notice of repurchase right at the option of the holder to the holders of the 2018 Notes. Upon completion of the repurchase on December 15, 2016, an aggregate principal amount of US$394.3 million of the notes was tendered for repurchase, representing approximately 98.6% of the outstanding principal amount of the 2018 Notes prior to such repurchase. The 2018 Notes matured in December 2018.

In September and November 2015, we sold an aggregate principal amount of U$100.0 million and US$200.0 million, respectively, of convertible notes due 2022 (the “2022 Notes”). The 2022 Notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes may be converted, under certain circumstances, based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share or approximately US$7.166 per ADS. The net proceeds to us from the issuance of the 2022 Notes were US$300.0 million. We are required to pay cash interest at an annual rate of 1.5% on the 2022 Notes. Interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016. We incurred debt issuance costs of US$1.1 million, which are being amortized to interest expense to the first put date of the 2022 Notes. In October 2018, we repurchased a total of US$50 million of the 2022 Notes, representing approximately 25% of the outstanding principal amount of the 2022 Notes prior to such repurchase, for a consideration of US$38.9 million, and the difference was recorded in convertible notes as unamortized premium.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	131,240	126,889	55,005

Net cash used in investing activities	(127,946)	(284,512)	(106,665)

Net cash generated from (used in) financing activities	(347,334)	71,969	34,700

Net decrease in cash, cash equivalents and restricted cash	(373,488)	(56,352)	(43,688)

Cash, cash equivalents and restricted cash at beginning of year	921,000	547,612	491,260

Cash, cash equivalents and restricted cash at end of year	547,612	491,260	447,572

*The Accounting Standards Update (“ASU”) 2016-18 Statement of Cash Flows (Topic 230) required that restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance was effective as of January 1, 2018 and we applied it using a retrospective transition method to each period presented. The adoption of this guidance changed the presentation and classification of restricted cash in our consolidated statements of cash flows. For the years ended December 31, 2016 and 2017, substantially all of the changes in restricted cash of US$107.9 million and US$51.9 million, respectively, were previously reported as part of financing activities in the statement of cash flows.

Net Cash Generated from Operating Activities

We had net cash generated from operating activities of US$55.0 million in 2018, which was primarily attributable to non-cash adjustments of (1) change in fair value of securities in amount of US$165.9 million, (2) the depreciation and amortization expense of US$26.7 million and (3) allowance for doubtful accounts of US$24.6 million, partially offset by (1) net loss of US$114.9 million, and (2) a decrease of US$42.9 million in accrued expenses and other liabilities primarily due to a decrease in the amount payable to sales and marketing agents and payroll payables.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$106.7 million in 2018, primarily attributable to (1) acquisition of short -term investment of US$721.7 million, (2) origination of loans receivable of US$134.8 million, (3) acquisition of property and equipment of US$96.1 million and (4) acquisition of long-term investments of US$84.5 million, partially offset by (1) proceeds from short-term investments of US$759.7 million, (2) repayment of loans receivable of US$149.5 million and (3) proceeds from government in connection with the purchase of land use right of US$14.4 million.

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

Net Cash Generated from (Used in) Financing Activities

Our net cash generated from financing activities was US$34.7 million in 2018, primarily due to (1) proceeds of US$36.3 million from short term loans and (2) proceeds of US$66.8 million from long term loans, partially offset by (1) redemption of convertible senior notes in amount of US$44.6 million and (2) repayment of US$26.9 million loans.

Our net cash generated from financing activities was US$72.0 million in 2017, primarily due to proceeds from long-term loans of US$111.5 million, partially offset by repayment of loans of US$44.0 million.

Our net cash used in financing activities was US$347.3 million in 2016, primarily due to (1) redemption of US$394.3 convertible senior notes million 2018 Notes, (2) repayment of US$182.4 million short-term loans and (3) repurchase of US$136.6 million ordinary shares, partially offset by (1) proceeds of US$296.6 million from short-term loans and (2) proceeds of US$67.7 million from long-term loans.

Capital Expenditures

Our capital expenditures were US$104.6 million, US$100.1 million and US$96.1 million in 2016, 2017 and 2018, respectively. There are also constructions as well as development and renovation needs. We bought more land and properties. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.1%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of 2016, 2017 and 2018, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$45.8 million, US$39.0 million and US$32.0 million, respectively, representing 5.0%, 8.8% and 10.6% of our total revenues for the same periods.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period*
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	265,019	3,563	261,456	-	-
Operating lease commitments	6,802	4,368	2,379	55	-
Capital commitment	10,665	10,665	-	-	-
Loan principal and interest expense obligation	466,303	312,395	34,719	28,429	90,760

*	Our estimated liability for unrecognized tax benefits is included in other non-current liabilities. As of December 31, 2018, we had gross accrued unrecognized tax benefits and related interest and penalties of US$137.9 million. As we are currently unable to make a reasonably reliable estimate of the possible change and the timing of payments in individual years in connection with these tax liabilities, such amounts were not included in the contractual obligation table.

Our 2022 Notes will mature in September and November 2022, respectively, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share or approximately US$7.166 per ADS. The conversion rate is subject to certain corporate events. The interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016.

Our payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Our lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 19 to our consolidated financial statements included elsewhere in this annual report. In 2016, 2017 and 2018, total rental expenses for all operating leases were US$66.3 million, US$22.6 million and US$9.7 million, respectively.

Our sublease rental income for 2018 was US$6,402. Future minimum sublease receipts payments expected to be received under non-cancellable sublease agreements as of December 31, 2018 was US$1,222.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$307,917 and RMB denominated bank borrowings of US$158,386 obtained from financial institutions in the United States and PRC. US$285,427 of bank borrowings are secured by bank deposits of approximately US$252,464 placed with financial institutions in China. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

US$204,218 of bank borrowings were secured by building and construction in progress as of December 31, 2018.

Our capital commitments relate primarily to the construction project of a building in Hangzhou and Tianjin, respectively. These properties will be used as our new branch offices.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

Name	Age	Position
Vincent Tianquan Mo	55	Executive chairman of the board of directors
Jian Liu	43	Chief executive officer
Qian Zhao	50	Independent director
Sam Hanhui Sun	46	Independent director
Shaohua Zhang	55	Independent director
Zhizhi Gong	39	Director
Frank Hua Lei	39	Chief investment officer
Zijin Li	34	Acting chief financial officer and board secretary
Zhihong Zhang	48	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999. Mr. Mo had served as our chief executive officer from August 2014 to January 2019. Prior to founding our company, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones &Co. and AEGON USA to provide online commercial real estate information services, from 1994 to 1996. He currently serves as a director on the board of directors of Hopefluent Group Holdings Limited, a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University. Mr. Mo is the uncle of Mr. Richard Jiangong Dai, who is a director of our company (until February 2016 when he resigned) and our former president and chief executive officer.

Jian Liu has served as our chief executive officer since January 2019. Mr. Liu joined us in April 2000 and was appointed from our chief operations officer to our president on July 1, 2016. Mr. Liu was also our first chief information officer. Prior to joining us, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

Qian Zhao has served as an independent director of our company and chairman of our nominating and corporate governance committee since September 2010. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao was a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent China corporate finance law firm in Beijing. He worked in Sullivan & Cromwell’s New York office from 1998 to 2000 and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. Mr. Zhao is currently an independent director of Trina Solar Limited, a New York Stock Exchange-listed company. Mr. Zhao was a managing director of CXC Capital, Inc., which was the management company of CXC China Sustainable Growth Fund form 2008 to 2011, and president of Camelot Information Systems Inc., a company listed on NASDAQ, from 2011 to 2013. Mr. Zhao was the general counsel and chief investment officer of BGI Shenzhen from 2014 to 2015. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

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

Shaohua Zhang has served as an independent director of our company and a member of our audit committee since August 2018. Mr. Zhang served as an executive director and the general manager of Shun Cheong Holdings Ltd. (currently known as IDG Energy Investment Limited), a company listed on the Hong Kong Stock Exchange (stock code: 0650), from March 2008 to August 2016. He was an independent non-executive director of Shun Cheong Holdings Ltd. from September 2006 to March 2008. Mr. Zhang is an entrepreneur with over 20 years of experience in starting up, developing and managing businesses in various industries. Mr. Zhang founded Beijing Beyondal Electric Co., Ltd. and has been the managing director since 2003, a company with a good market share in setting up internet data centers in China. He also served as the general manager of GE Digital Energy (China). Mr. Zhang received a bachelor’s degree in science from China University of Technology in 1985 and a master’s degree in economics (majoring in business administration) from the Capital University of Economics and Business in 1988.

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

Frank Hua Lei has served as our chief investment officer since January 2019. Mr. Lei had served as the acting chief financial officer of our company since September 2016 and as our chief financial officer from November 2016 to January 2019. He joined us in 2009 and has accumulated extensive experience across multiple functions in our company. Prior to the recent appointments, Mr. Lei had been the managing director of our company’s investment management division and the deputy chief financial officer in 2015 and 2014, respectively. Mr. Lei holds a Ph.D. in finance from University of the West of England in the United Kingdom, a Master degree in banking and finance from Loughborough University in the United Kingdom and a Bachelor degree in economics from Beijing Forestry University in China.

Zijin Li has served as our acting chief financial officer and board secretary since January 2019. Mr. Li joined us in 2018 as a senior director in charge of reporting and internal control, and then served as our deputy chief financial officer. Prior to joining us, Mr. Li worked for Aofan International Group in Australia for 10 years in financial management positions and worked for Fenghui Leasing Ltd. in China for 3 years as its General Manager of Finance Department. Mr. Li holds a master’s degree and a bachelor’s degree from Sydney University of Technology.

Zhihong Zhang has served as our chief operations officer since July 2016. Ms. Zhang served as senior vice president of our company from April 2016 to July 2016 and was in charge of the financial and operation optimization. Prior to that, she served as the financial director, vice president of the resale group and vice president of the sales department of our company. She holds an MBA degree from China Foreign Economic and Trade University.

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

In 2018, we paid aggregate cash compensation of approximately US$0.8 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. Under the 1999 Stock Incentive Plan, we awarded to several of our employees and directors options to purchase 10,226,275 ordinary shares of our company. As of December 31, 2018, options to purchase 2,868,681 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

b. Special Stock Options

We have awarded 16,229,375 special stock options to our employees and directors, with exercise prices ranging from US$2.50 to US$5.31, since December 31, 2006. Terms for special stock options are the same as standard stock options, except that two special stock options are exercisable into one Class A ordinary share. These special stock options vest 10.0% after the first year of service, 20% after the second year of service, 40.0% after the third year of service and 30.0% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock options is 10 years.

In 2018, we approved to extend the expiration date of an aggregate number of 518,175 share options granted under the 1999 Stock Incentive Plan to certain employees for a term of period ranging from two days to nine years. These stock options had expired prior to December 31, 2017. The awards granted were fully vested as of the extension date. These transactions were accounted for as new grant. The total incremental share-based compensation of US$2.8 million resulting from such new grant is fully recognized in 2018.

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

As of March 31, 2019, we had awarded options to purchase 8,969,792 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$10.63 to US$30.00.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of March 31, 2019, there were outstanding options to purchase 2,813,851 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 2,141,786 ordinary shares were exercisable.

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

As of March 31, 2019, we had awarded options to purchase 1,570,200 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share ranging from US$18.1 to US$27.2, and granted 1,675,570 restricted shares.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of March 31, 2019, there were outstanding options to purchase 396,200 of our ordinary shares under the 2015 Stock Incentive Plan, of which options to purchase 146,380 ordinary shares were exercisable.

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share options

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)
	112,500	—	5.00	December 30, 2018	December 30, 2026
	112,500	—	5.00	December 30, 2018	December 30, 2027
	112,500	—	5.00	December 30, 2018	December 30, 2028
	112,500	—	10.00	December 31, 2009	December 30, 2019
	500,000	—	10.625	September 17, 2010	September 16, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	50,000	—	14.65	December 1, 2016	December 1, 2026
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	112,500	—	5.00	December 30, 2018	December 30, 2026
	112,500	—	5.00	December 30, 2018	December 30, 2027
	112,500	—	5.00	December 31, 2008	December 30, 2028
	112,500	—	5.00	December 31, 2009	December 30, 2019
	500,000	—	10.625	September 17, 2010	September 17, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
	50,000	—	14.65	December 1, 2016	December 1, 2026
Qian Zhao	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sam Hanhui Sun	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Jian Liu	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	July 26, 2012	August 14, 2022
	*	—	27.2	February 25, 2016	February 24, 2026
Frank Hua Lei	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.8	July 26, 2012	July 25, 2022
	*	—	14.65	December 1, 2016	December 1, 2026
Zhihong Zhang	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	July 26, 2012	July 25, 2022
	*	—	14.65	December 1, 2016	December 1, 2026

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

Restricted shares

Name	Restricted Shares	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)	138,188	August 29, 2017	August 28, 2027
Next Decade / Mr. Mo(1)	138,188	August 29, 2017	August 28, 2027
Jian Liu	61,253	August 29, 2017	August 28, 2027
Frank Hua Lei	22,500	August 29, 2017	August 28, 2027
Zhihong Zhang	30,000	August 29, 2017	August 28, 2027

(1) Represents restricted shares granted to Mr. Mo in his capacity as our executive chairman.

C. Board Practices

Board of Directors

Our board of directors currently consists of five members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. Our board of directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Board Committees

Audit Committee. Our audit committee consists of Sam Hanhui Sun, who chairs our audit committee, Qian Zhao and Shaohua Zhang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Sam Hanhui Sun is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

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

D. Employees

We had 18,106, 5,795 and 4,367 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2018:

Editorial and production	922
Sales and marketing	2,463
Management and general administrative	324
Technical and research	658
Total	4,367

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

E. Share Ownership

As of March 31, 2019, we had 89,388,643 ordinary shares, consisting of 65,051,993 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding. The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act. Except as specifically noted, the beneficial ownership was as of March 31, 2019:

	Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Principal Shareholders:
Media Partner Technology Limited(2)	1,555,995	2.6%	11,355,645	46.7%
Next Decade Investments Limited(3)	2,183,132	3.3%	11,985,145	45.9%
Digital Link Investments Limited(4)	*	*	2,750,360	11.3%
General Atlantic Singapore Fund Pte. Ltd.(5)	6,860,040	10.5%	—	—
Safari Group Holdings Limited(6)	3,418,803	5.3%	—	—
IDG and its affiliated entities(7)	11,539,873	16.8%	—	—
FIL Limited (8)	3,396,655	5.2%	—	—

Directors and Executive Officers(9):
Mr. Mo(10)	9,409,889	13.5%	23,340,790	89.5%
Qian Zhao	*	*	—	—
Sam Hanhui Sun	*	*	—	—
Jian Liu	*	*	—	—

Ordinary shares beneficially owned(1)
	Class A No.	Percent	Class B No.	Percent
Zhihong Zhang	*	*	—	—
Frank Hua Lei	*	*	—	—
Zhizhi Gong	*	*	—	—
All directors and executive officers as a group	9,917,482	14.3%	23,340,790	89.5%

*	Less than 1.0% of total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Includes 510,995 Class A ordinary shares, 11,355,645 Class B ordinary shares and options to purchase 1,045,000 Class A ordinary shares within 60 days of March 31, 2019.] All of the shares of Media Partner, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo, our founder and executive chairman. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Includes 1,138,132 Class A ordinary shares, 10,230,645 Class B ordinary shares and options to purchase 1,045,000 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2019.] All of the shares of Next Decade, a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Next Decade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.
(5)	Represents Class A ordinary shares (as represented by 34,300,200 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(6)	Represents 3,418,803 Class A ordinary shares beneficially owned by Safari Group Holdings Limited. Safari Group Holdings Limited is owned as to 72.0% by Safari Parent Limited, a Cayman Islands company, and as to 28.0% by Ateefa Limited, a British Virgin Islands company. Safari Parent Limited is affiliated with the Carlyle Group. Mr. Mo is the sole shareholder of Ateefa Limited. The address of Safari Group Holdings Limited is the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(7)	Represents Class A ordinary shares beneficially owned by IDG and its affiliates as reported in a Schedule 13D/A filed by it and its affiliates on December 18, 2018, including 11,539,873 Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited, including 3,488,696 Class A ordinary shares issuable pursuant to convertible notes beneficially owned by IDG and its affiliated entities. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited.

(8)	Represents Class A ordinary shares (as represented by 16,983,275 ADSs) beneficially owned by FIL Limited and its affiliates as reported in a Schedule 13G filed by it on February 13, 2019. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	The address of our current directors and executive officers is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

(10)	Represents ordinary shares beneficially owned by Media Partner, Next Decade, Ateefa Limited, Deanhale Limited, a British Virgin Islands company, and Karistone Limited, a British Virgin Islands company. All of the shares of Media Partner and Next Decade, including 1,649,127 Class A ordinary shares represented by 8,245,635 ADSs, 21,586,290 Class B ordinary shares and options to purchase 2,090,000 Class A ordinary shares and 1,754,500 Class B ordinary shares within 60 days of March 31, 2019, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. In addition, Mr. Mo, through Ateefa Limited, is deemed to have beneficial ownership of an aggregate of 1,738,706 Class A ordinary shares owned by Safari Group Holdings Limited and Safari Group CB Holdings Limited, and, through Deanhale Limited, is deemed to have beneficial ownership of 3,005,596 Class A ordinary shares owned by IDG Alternative. Furthermore, Mr. Mo, through Karistone Limited, beneficially owns 926,461 Class A ordinary shares.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2019, of the 89,388,643 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 81.1% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in our subsidiaries to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into the 2016 Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the 2016 Structure Contracts, the equity interests of our consolidated controlled entities were held by our nominee shareholders, i.e., Vincent Tianquan Mo, executive chairman of our board of directors and chief executive officer, Richard Jiangong Dai, our director (until February 2016 when Mr. Dai resigned) and former chief executive officer, and certain wholly-owned subsidiaries of theirs, and we exercised effective control over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network.

Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Internet Technology Development Co., Ltd. and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing TuoShi, our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. CIH, through its wholly-owned subsidiary, Beijing Zhong Zhi Shi Zheng, has entered into new contractual arrangements with Beijing Zhong Zhi Hong Yuan, which is held by our nominee shareholders, i.e., Vincent Tianquan Mo and Ms. Yu Huang, the chief executive officer of CIH, with terms and conditions substantially similar to those of our previous structure contracts.

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

On November 9, 2015, we and Karistone Limited entered into a registration rights agreement with each of IDG-Accel, IDG-Accel Investors, Winning Star Global Limited, Rainbow Zone Enterprise Inc., Chuang Xi Capital Holdings Limited and Wealth Harvest Global Limited, respectively, under which we are required to file a registration statement on Form F-3 within 45 days after the closing of the private placement transactions in November 2015, in order to effect the registration of all or a portion of Class A ordinary shares held by each of Karistone Limited, IDG-Accel, IDG-Accel Investors, Winning Star Global Limited, Rainbow Zone Enterprise Inc., Chuang Xi Capital Holdings Limited and Wealth Harvest Global Limited (collectively, the “Right Holders”). In addition, promptly after the offering and sale of any of their Class A ordinary shares, we will be required to file a prospectus to be used for such offering and sale in accordance with the Securities Act. Each of the Right Holders also has the right to request that its Class A ordinary shares be included in any registration of our Class A ordinary shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares that any of the Right Holders has requested to be registered in any incidental registration and we will have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any of the Right Holders.

Other Related Party Transactions

We had relationships with the following related parties in 2018:

Name of Related Party	Relationship with Fang

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer
Richard Jiangong Dai	Former director and former chief executive officer of our company
Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo
Che Tian Xia Company Ltd. (“Che Tian Xia”)	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai
Guangxi Wharton International Hotel (“Guangxi Wharton”)	A company under the control of Vincent Tianquan Mo
Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo
Upsky San Francisco Airport Hotel LLC (formerly known as "Crowne Plaza San Francisco-International Airport") (“Upsky San Francisco”)	A company under the control of Vincent Tianquan Mo
Upsky Lighthouse Hotel LLC (“Upsky Lighthouse”)	A company under the control of Vincent Tianquan Mo
Upsky Long Island Hotel LLC (“Upsky Long Island”)	A company under the control of Vincent Tianquan Mo
Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo
New York Military Academy (“Military Academy”)	A company of which Vincent Tianquan Mo is a director
Wall Street Global Training Center, Inc. (“Training Center”)	A company under the control of Vincent Tianquan Mo and two other independent directors

We had the following expenses from related party transactions during 2018:

2018
(US$ in thousands)
Office building leased from:
- Vincent Tianquan Mo	162
Management fee incurred:
- Beihai Silver Beach	523
Hotel service fee incurred:
- Upsky San Francisco	-
- Upsky Long Island	-
-Upsky Lighthouse	-
- Beihai Silver Beach	-
Training fee incurred:
- Military Academy	-

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

In April 2013, we entered into an agreement with Che Tian Xia to use its domain name for six years free of charge.

In 2016, Upsky San Francisco, Upsky Long Island and Beihai Silver Beach provided hotel accommodations to our employees that amounted to US$17,000, US$81,000 and US$113,000.

In 2016, Military Academy provided training services to us for training fees amounting to US$111,000.

Nanning Xuyin held 73,430,061 shares in Guilin Bank Co., Ltd. on behalf of us, through a nominee arrangement, in 2015, and transferred 30,595,859 shares of Guilin Bank to us in 2016.

On September 25, 2017, additional 42,834,202 shares of Guilin Bank were transferred by the third-party in full satisfaction of its remaining overdue receivables of US$24,695 to us. The total investment constituted a 1.98% and 1.79% ownership in Guilin Bank as of December 31, 2017 and 2018, respectively. In October 2017, we received 7,343,006 shares of Guilin Bank as a stock dividend and our shareholding increased from 73,430,061 to 80,773,067. No impairment on the investment in Guilin Bank was recognized for the year ended December 31, 2018.

For more details of our related party transactions in 2018, see Note 19 to our consolidated financial statements included elsewhere in this annual report.

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

In May 2019, we declared a stock dividend to holders of our ordinary shares and ADSs to separate CIH into an independent publicly traded company. For details, see “Item 4. Information on the Company—B. Business Overview—Separation of CIH.”

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

D. Exchange Controls

Regulations relating to Foreign Exchange, Taxation and Dividend Distribution

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations issued by the State Council in January, 1996 and as amended in August, 2008 and the Regulations of Settlement, Sale and Payment of Foreign Exchange, which were promulgated by the PBOC on June 20, 1996, and became effective on July 1, 1996. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of the relevant government authorities. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for capital accounts are still subject to limitations and require approval from or registration with relevant government authorities.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008, as amended in February, 2017 and December 2018. Under the New EIT Law, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. In September 2013, SouFun Media and SouFun Network were granted a reduced withholding tax rate of 5% on earnings to be distributed to their Hong Kong parent entities between 2013 and 2015.

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

Regulations relating to Foreign Exchange in Certain Onshore and Offshore Transactions

Pursuant to SAFE Circular 37, a PRC resident must register with the local SAFE branch before such PRC resident contributes assets or equity interests in an Overseas SPV that is established or controlled by the PRC resident for the purpose of conducting investment or financing, and following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change in the PRC resident shareholder of the Overseas SPV, the name of the Overseas SPV, its term of operation, or any increase or reduction in the registered capital of the Overseas SPV, any share transfer or swap, and any merger or division. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. Any failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas shareholders.

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

U.S. federal income taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax). This discussion also does not address any state, local or non-U.S. tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

·	dealers in securities or currencies;

·	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

·	banks or other financial institutions;

·	insurance companies;

·	tax-exempt organizations;

·	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;

·	real estate investment trusts;

·	regulated investment companies;

·	persons that hold ordinary shares or ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

·	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

·	certain former citizens or long-term residents of the United States;

·	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares or ADSs being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code (as defined below);

·	persons liable for alternative minimum tax; or

·	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote or 10.0% or more of the total value of our shares (including ADSs.

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

We operate an active online real estate Internet portal in China and do not believe we were a PFIC for our 2018 taxable year. We have no current intention to change the general manner in which we organize or conduct our business in later taxable years, not taking into account transactions outside of the ordinary course of business. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. Despite our expectations, there can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the Internal Revenue Service, or IRS, will agree with us.

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

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 24.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

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

We will furnish JPMorgan Chase Bank, N.A., the depositary, with our annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”), and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary makes such notices, reports and communications available to holders of ADSs and, upon our request, mails to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates. We are also exposed to foreign currency risk, which can adversely affect our operating profits.

The following discussion should be read in conjunction with the notes to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2016, 2017 and 2018, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our loss for 2016 would have been US$4.1 million lower, our profit for 2017 would have been US$0.8 million lower, and our loss for 2018 would have been US$2.8 million lower. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares or ADSs and result in foreign currency exchange losses.”

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2018, we had US$463.6 million in cash and cash equivalents, restricted cash and short-term investments, 96.2% and 3.8% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

We are also exposed to default risk on our loans receivable. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018, no single borrower comprised a significant portion of our loan portfolio.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the existence of a material weakness, as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and acting chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In 2019, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.”

As disclosed in “Item 15. Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2017, management previously identified and disclosed a material weakness in our internal control over financial reporting in the design of controls to monitor and timely identify significant legal contingencies, or developments thereto, in order to perform appropriate accounting analysis and review, including related financial statement disclosures, as part of the financial statement close process. With the oversight of management and our audit committee, we have implemented the following remediation actions designed to improve our internal control over financial reporting and to help address our prior material weakness:

•	assessed the progress made on legal contingencies in a timely manner by formalizing a litigation inventory and tracking report on a quarterly basis prepared and reviewed by our internal legal group; and
•	improved timely communication between accounting team and internal legal group to address impact on the consolidated financial statements as a result of latest developments, if any, on legal contingencies.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sam Hanhui Sun is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 promulgated under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the acting chief financial officer and the chief operations officer. This code is publicly available on our website at ir.fang.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, Ernst & Young Hua Ming LLP and KPMG Huazhen LLP, for the years ended December 31, 2017 and 2018, respectively. Save as disclosed below, we did not pay any other fees to Ernst & Young Hua Ming LLP and KPMG Huazhen LLP during the periods indicated below.

	2017	2018
	(U.S. dollars in thousands)
Audit fees(1)	1,061	1,741
Audit-related fees(2)	71	800
Tax fees(3)	45	-
Total	1,177	2,541

(1)	Audit fees are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements and limited procedures performed in relation to interim financial information. We paid or accrued expenses of USD1,061 and USD541 for the years ended December 31, 2017 and 2018 related to Ernst & Young Hua Ming LLP. We paid or accrued expenses of USD1,200 to KPMG Huazhen LLP related to its audit of our annual financial statements for the year ended December 31, 2018 and limited procedures performed in relation to interim financial information.
(2)	Audit-related fees include fees associated with the audit and reviews of carve-out financial statements of CIH for inclusion in the stand-alone SEC filings in connection with the proposed separation of CIH.
(3)	Tax fees include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 19, 2018, we dismissed Ernst & Young Hua Ming LLP, as our independent registered public accounting firm, and engaged KPMG Huazhen LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ending December 31, 2018, each effective immediately. The decision to change accountants was approved by the Audit Committee and our Board of Directors on July 19, 2018. The decision was not made due to any disagreements with Ernst & Young Hua Ming LLP.

The audit reports of Ernst & Young Hua Ming LLP on our consolidated financial statements as of and for the two fiscal years ended December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. However, Ernst & Young Hua Ming LLP issued an adverse report with our internal control over financial reporting as of December 31, 2017 because of a material weakness related to the design of controls to monitor and timely identify significant legal contingencies, or developments thereto, in order to perform appropriate accounting analysis and review, including related financial statement disclosures, as part of the financial statement close process.

During the two fiscal years ended December 31, 2017 and the subsequent interim period through July 19, 2018, there were no (1) disagreements with Ernst & Young Hua Ming LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure, pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that Ernst & Young Hua Ming LLP having advised us that the internal controls necessary for us to develop reliable financial statements did not exist for the reason stated above.

We provided Ernst & Young Hua Ming LLP with a copy of the foregoing disclosure, and requested that Ernst & Young Hua Ming LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Ernst & Young Hua Ming LLP, a copy of which is filed as Exhibit 16.1 to this Form 20-F.

During the two fiscal years ended December 31, 2017 and the subsequent interim period through July 19, 2018, neither we nor anyone on behalf of us has consulted with KPMG Huazhen LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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
4.1	Registration Rights Agreement among SouFun Holdings Limited, Vincent Tianquan Mo, Next Decade, Media Partner, Digital Link, Shan Li, IDG-Accel China Capital L.P., and IDG-Accel China Capital Investors L.P., dated April 11, 2014 (incorporated by reference to Exhibit 4.2 of our Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.2	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic and Apax, dated September 23, 2015 (incorporated by reference to Exhibit 4.3 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.3	Termination and Release Agreement among SouFun Holdings Limited, General Atlantic, Apax, Next Decade, Media Partner and Digital Link, dated September 23, 2015 (incorporated by reference to Exhibit 4.4 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.4	Registration Rights Agreement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).

Exhibit No.	Description of Exhibit
4.5	Supplemental Agreement among SouFun Holdings Limited, IDG Alternative Global Limited and China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.6	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.45 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.7	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and IDG-Accel China Capital Investors L.P., dated November 10, 2015 (incorporated by reference to Exhibit 99.46 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.8	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Winning Star Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.47 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.9	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Rainbow Zone Enterprise Inc., dated November 10, 2015 (incorporated by reference to Exhibit 99.48 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.10	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Chuang Xi Capital Holdings Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.49 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.11	Registration Rights Agreement among SouFun Holdings Limited, Karistone Limited and Wealth Harvest Global Limited, dated November 10, 2015 (incorporated by reference to Exhibit 99.50 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.12	Stock Related Award Incentive Plan of 1999 (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.13	2010 Stock Incentive Plan (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.14	2015 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on July 6, 2015).
4.15	Form of Employment Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.16	Form of Indemnification Agreement (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.17	Form of Loan Agreement between and among Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.19 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.17.1	Schedule of Loan Agreements between and among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.17.1 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.18	Form of Creditor’s Rights Transfer Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Beijing Tuo Shi Huan Yu, SouFun Media or SouFun Network, and Mr. Mo and/or Mr. Dai as shareholders of a consolidated controlled entity (incorporated by reference to Exhibit 4.20 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.18.1*	Schedule of Creditor’s Rights Transfer Agreements among certain PRC subsidiaries of Fang Holdings Limited and shareholders of certain consolidated controlled entity.

Exhibit No.	Description of Exhibit
4.19	Form of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.21 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.19.1*	Schedule of Equity Pledge Agreements among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity.
4.20	Form of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.22 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.20.1*	Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.
4.21	Form of Operating Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.21.1*	Schedule of Operating Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity.
4.22	Form of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network and a consolidated controlled entity (incorporated by reference to Exhibit 4.24 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.22.1*	Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of Fang Holdings Limited and a consolidated controlled entity.
4.23*	Form of Exclusive Call Option Agreement among Fang Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.
4.23.1*	Schedule of Exclusive Call Option Agreements among SouFun Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.
4.24	Form of Intra-group Memorandum of Understanding between SouFun Network or SouFun Media and a consolidated controlled entity (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
4.24.1	Schedule of Intra-group Memorandums of Understanding between certain PRC subsidiary of SouFun Holdings Limited and a consolidated controlled entity (incorporated by reference to Exhibit 4.16.1 of our Annual Report 20-F filed with the SEC on April 26, 2012).
4.25	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.(incorporated by reference to Exhibit 99.4 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.26	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited (incorporated by reference to Exhibit 99.5 of our Current Report on Form 6-K filed with the SEC on July 11, 2014).
4.27	Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd. (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2014).

Exhibit No.	Description of Exhibit
4.28	Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporation by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.29	Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited (incorporation by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).
4.30	Subscription Agreement between SouFun Holdings Limited and IDG Alternative Global Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.31	Subscription Agreement among SouFun Holdings Limited, Safari Group Holdings Limited, Safari Group CB Holdings Limited and Safari Parent Limited, dated September 17, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on September 21, 2015).
4.32	Subscription Agreement Supplement among SouFun Holdings Limited, Safari Group Holdings Limited and Safari Group CB Holdings Limited, dated November 23, 2015 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.33	Convertible Note (US$28.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.34	Convertible Note (US$72.00 million) by SouFun Holdings Limited, dated September 24, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC by Vincent Tianquan Mo on October 9, 2015).
4.35	Subscription Agreement Supplement between IDG Alternative Global Limited and SouFun Holdings Limited, dated October 29, 2015 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.36	Letter Agreement between IDG Alternative Global Limited and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.18 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.37	Supplemental Agreement among the IDG Alternative Global Limited, China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch and SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.19 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.38	Convertible Note (US$200.00 million) by SouFun Holdings Limited, dated November 4, 2015 (incorporated by reference to Exhibit 99.20 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.39	Subscription Agreement between SouFun Holdings Limited and Karistone Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.26 to the Amendment No. 1 to Schedule 13D filed with the SEC by Vincent Tianquan Mo on November 12, 2015).
4.40	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.11 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.41	Subscription Agreement between SouFun Holdings Limited and IDG-Accel China Capital Investors L.P., dated November 9, 2015 (incorporated by reference to Exhibit 99.12 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.42	Subscription Agreement between SouFun Holdings Limited and Winning Star Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.13 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.43	Subscription Agreement between SouFun Holdings Limited and Rainbow Zone Enterprise Inc., dated November 9, 2015 (incorporated by reference to Exhibit 99.14 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).

Exhibit No.	Description of Exhibit
4.44	Subscription Agreement between SouFun Holdings Limited and Chuang Xi Capital Holdings Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.15 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.45	Subscription Agreement between SouFun Holdings Limited and Wealth Harvest Global Limited, dated November 9, 2015 (incorporated by reference to Exhibit 99.16 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.46	Summary Translation of Cooperation Framework Agreement among SouFun Holdings Limited, Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated November 13, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 13, 2015).
4.47	Summary Translation of Share Subscription Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated January 19, 2016 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.48	Summary Translation of Compensation Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd. and Chongqing Wanli New Energy Co., Ltd., dated January 19, 2016 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on January 22, 2016).
4.49	Summary Translation of the Non-compete Agreement among Vincent Tianquan Mo, SouFun Holdings Limited and Chongqing Wanli New Energy Co., Ltd., dated May 2, 2016 (incorporated by reference to Exhibit 4.58 of our Annual Report 20-F filed with the SEC on May 17, 2016).
4.50	Summary Translation of Commercial Properties Purchase Agreement between Beijing SouFun Network Technology Co., Ltd. and Beijing Jinyu Dacheng Co., Ltd., dated November 10, 2015 (incorporated by reference to Exhibit 99.3 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).
4.51	Summary Translation of Share Subscription and Asset Purchase Termination Agreement among Beijing SouFun Fang Tian Xia Network Technology Co., Ltd., Beijing Fang Tian Xia Network Technology Co., Ltd., Beijing SouFun Decorative Engineering Co., Ltd., Beijing SouFun Science and Technology Development Co., Ltd., Chongqing Wanli New Energy Co., Ltd. and other relevant parties, dated February 22, 2017 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the SEC on May 12, 2017).
4.52*	Summary Translation of Share Transfer Agreement among Shenzhen Nanfang Tongzheng Investment Co., Ltd., Jia Tian Xia Asset Management Co., Ltd. and Mr. Xicheng Liu in relation to Chongqing Wanli New Energy Co., Ltd, dated July 19, 2018.
4.53*	English Translation of Loan Agreement among Beijing Zhong Zhi Shi Zheng, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
4.54*	English Translation of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
4.55*	English Translation of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
4.56*	English Translation of Operating Agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
4.57*	English Translation of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng and Beijing Zhong Zhi Hong Yuan, dated June 11, 2018
4.58*	English Translation of Exclusive Call Option Agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
4.59*	English Translation of Supplementary Agreement to the Exclusive Call Option Agreement, among China Index Holdings Limited, Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated October 1, 2018
8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.

Exhibit No.	Description of Exhibit

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of KPMG Huazhen LLP.
15.3*	Consent of Ernst & Young Hua Ming LLP.
16.1*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fang Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Fang Holdings Limited and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 14, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, in 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and has changed its method of accounting for investments in equity securities due to the adoption of Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China
May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fang Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Fang Holdings Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2018, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated May 14, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Huazhen LLP

Beijing, China
May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fang Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Fang Holdings Limited (the Company) as of December 31, 2017, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statements of cash flows for each of the two years in the period ended December 31, 2017 have been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2008 to 2018.

Shenzhen, The People’s Republic of China

May 15, 2018

except for Note 2, as to which the date is May 14, 2019, related to the effect of the restatement related to the presentation and classification of restricted cash in the consolidated statements of cash flows

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		228,276	195,108
Restricted cash, current		223,002	245,474
Short-term investments	5	55,801	16,043
Accounts receivable (net of allowance of US$31,127 and US$33,276 as of December 31, 2017 and 2018, respectively)	6	66,884	60,950
Funds receivable		6,264	5,474
Prepayments and other current assets	7	32,704	27,995
Commitment deposits (net of allowance of US$206 and nil as of December 31, 2017 and 2018, respectively)		5,876	191
Loans receivable, current (net of allowance of US$4,810 and US$3,697 as of December 31, 2017 and 2018, respectively)	8	129,438	117,602
Amounts due from a related party	19	167	-

Total current assets		748,412	668,837

Non-current assets:
Property and equipment, net	9	622,145	728,312
Land use rights		35,728	33,153
Loans receivable, non-current (net of allowance of US$106 and US$132 as of December 31, 2017 and 2018, respectively)	8	14,674	6,249
Deferred tax assets	17	7,602	2,202
Restricted cash, non-current portion		39,982	6,990
Deposits for non-current assets	10	58,722	902
Long-term investments	5	470,964	373,233
Other non-current assets	11	2,026	4,558

Total non-current assets		1,251,843	1,155,599

Total assets		2,000,255	1,824,436

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans (including short-term loans of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$59,820 and US$76,267 as of December 31, 2017 and 2018, respectively)	12	236,985	297,811
Deferred revenue (including deferred revenue of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$27,095 and US$32,816 as of December 31, 2017 and 2018, respectively)		168,884	163,346
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$54,516 and US$36,266 as of December 31, 2017 and 2018, respectively)	13	158,799	131,268
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$10,986 and US$3,274 as of December 31, 2017 and 2018, respectively)	14	7,070	3,976
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$1,325 and US$1,982 as of December 31, 2017 and 2018, respectively)		4,374	4,493
Amounts due to a related party	19	-	19
Convertible senior notes	15	5,700	-

Total current liabilities		581,812	600,913

Non-current liabilities:
Long-term loans (including long-term loans of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$55,958 and US$44,891 as of December 31, 2017 and 2018, respectively)	12	114,109	123,215
Convertible senior notes	15	291,365	254,435
Deferred tax liabilities (including deferred tax liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$51,227 and US$10,488 as of December 31, 2017 and 2018, respectively)	17	126,641	97,578
Other non-current liabilities (including other non-current liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$37,936 and US$51,144 as of December 31, 2017 and 2018, respectively)		146,053	153,095
Total non-current liabilities		678,168	628,323

Total liabilities		1,259,980	1,229,236

Commitments and contingencies	21	-	-

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2017 and 2018: 71,425,120 and 72,069,645; outstanding shares as of December 31, 2017 and 2018: 64,360,062 and 65,004,587	16	9,204	9,286
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2017 and December 31, 2018, respectively	16	3,124	3,124
Additional paid-in capital		500,666	517,802
Accumulated other comprehensive income (loss)		137,630	(75,837)

Retained earnings		225,574	276,746
Less: Treasury stock (7,065,058 and 7,065,058 shares as of December 31, 2017 and 2018, respectively.)		(136,615)	(136,615)
Total Fang Holdings Limited shareholders’ equity		739,583	594,506
Noncontrolling interests		692	694

Total shareholders’ equity		740,275	595,200

Total liabilities and shareholders’ equity		2,000,255	1,824,436

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2016	2017	2018
		US$	US$	US$
Revenues
E-commerce services		577,684	87,809	15,384
Marketing services		165,437	149,267	119,680
Listing services		118,109	165,374	113,534
Financial services		29,602	12,055	18,060
Value-added services		25,559	29,791	36,358
Total revenues	4	916,391	444,296	303,016

Cost of revenues
Cost of services		(687,184)	(174,599)	(58,570)

Gross profit		229,207	269,697	244,446

Operating (expenses) income
Selling expenses		(229,817)	(91,250)	(69,532)
General and administrative expenses (including related party amounts of US$897, US$501 and US$685 for the years ended December 31, 2016, 2017 and 2018, respectively)		(151,251)	(135,688)	(138,386)
Other income (loss)		415	(567)	3,275

Operating income (loss)		(151,446)	42,192	39,803
Foreign exchange (loss) gain		(1,882)	15	(598)
Interest income		11,367	11,322	10,302
Interest expense		(20,791)	(16,153)	(21,174)
Change in fair value of securities	5	-	518	(167,402)
Realized gain on sale of available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of US$10,583, US$2,736 and US$1,493 for the years ended December 31, 2016, 2017 and 2018, respectively)	5	10,583	2,736	1,493
Government grants		6,469	3,154	1,435
Investment income, net	5	3,281	6,692	6,816
Other non-operating loss		-	(4,562)	(30)
Impairment on investments	5	(2,232)	(2,768)	-

Income (loss) before income taxes and noncontrolling interests		(144,651)	43,146	(129,355)
Income tax (expense) benefits	17	(24,984)	(21,442)	14,446

Net income (loss)		(169,635)	21,704	(114,909)
Net income (loss) attributable to noncontrolling interests		-	(3)	2
Net income (loss) attributable to Fang Holdings Limited’s shareholders		(169,635)	21,707	(114,911)

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2016	2017	2018
		US$	US$	US$
Other comprehensive income (loss), before tax
Foreign currency translation adjustments		(60,732)	56,571	(46,648)
Amounts reclassified from accumulated other comprehensive income		(10,583)	(2,736)	(1,493)
Unrealized gain on available-for-sale securities		7,326	212,838	1,493
Gain (loss) on intra-entity foreign transactions of long-term-investment nature		(6,996)	1,872	(3,034)
Other comprehensive income (loss), before tax		(70,985)	268,545	(49,682)
Income tax expense related to components of other comprehensive income		-	(49,566)	-
Other comprehensive income (loss), net of tax		(70,985)	218,979	(49,682)
Comprehensive income (loss)		(240,620)	240,683	(164,591)
Comprehensive income (loss) attributable to noncontrolling interests		-	(3)	2
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders		(240,620)	240,686	(164,593)

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	23	(1.81)	0.25	(1.29)
Diluted	23	(1.81)	0.24	(1.29)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	23	93,605,749	88,475,665	88,749,432
Diluted	23	93,605,749	91,585,677	88,749,432

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(169,635)	21,704	(114,909)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	6,552	7,218	14,082
Depreciation of property and equipment and amortization of land use rights	25,004	27,961	26,735
Deferred tax benefits	(2,250)	(317)	(21,271)
Allowance for doubtful accounts and loans receivable	29,712	32,614	24,598
Allowance for funds receivable	2,322	-	-
Realized and unrealized loss (gain) related to investment securities	(10,583)	(3,254)	165,931
Impairment on investments	2,232	2,768	-
Amortization of loan origination costs	1,302	191	-
Amortization of issuance costs and unamortized discount/premium for convertible senior notes	4,964	1,797	1,665
Loss on disposal of property and equipment	719	5,571	985
Deemed rental expense (Note 19)	154	159	162
Allowance of doubtful accounts of commitment deposit	-	206	-

Changes in operating assets and liabilities:
Accounts receivable	16,190	(437)	(18,395)
Funds receivable	7,769	2,330	509
Prepayments and other current assets	16,730	9,405	3,405
Commitment deposits	4,119	816	5,608
Loans receivable, current	214,824	30,901	-
Loans receivable, non-current	36,158	14,800	-
Amounts due from a related party	273	(445)	167
Other non-current assets	(317)	5,644	(3,443)
Deferred revenue	(6,535)	30,260	12,644
Accrued expenses and other liabilities	(17,574)	(39,343)	(42,877)
Customers’ refundable fees	(27,580)	(22,651)	(2,861)
Income tax payable	(3,437)	(1,685)	(294)
Other non-current liabilities	127	676	2,564

Net cash generated from operating activities	131,240	126,889	55,005

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investments	(73,804)	(383,064)	(721,703)
Proceeds from maturity and disposal of fixed-rate time deposits and trading securities	89,952	373,363	164,350
Proceeds from disposal of available-for-sale securities	13,074	13,931	595,363
Acquisition of property and equipment	(24,576)	(65,885)	(96,117)
Origination of loans receivable	-	(212,824)	(134,802)
Repayment of loans receivable	-	86,931	149,545
Purchase of land use rights	-	(34,263)	-
Proceeds from government in connection of purchase of land use rights	-	-	14,368
Acquisition of long-term investments	(4,902)	(13,000)	(84,544)
Proceeds from disposal of property and equipment	924	5,755	230
Proceeds from disposal of equity investment with readily determinable fair value	-	-	6,645
Deposits for non-current assets	(128,614)	(55,456)	-

Net cash used in from investing activities	(127,946)	(284,512)	(106,665)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from exercise of share options	1,664	4,785	2,974
Proceeds from short-term loans	296,558	-	36,327
Proceeds from long-term loans	67,721	111,475	66,843
Repayment of loans	(182,362)	(43,989)	(26,884)
Redemption of convertible senior notes	(394,300)	-	(44,560)
Repurchase of ordinary shares	(136,615)	-	-
Payment of loan origination costs	-	(302)	-

Net cash (used in) generated from financing activities	(347,334)	71,969	34,700

Exchange rate effect on cash, cash equivalents and restricted cash	(29,448)	29,302	(26,728)

Net decrease in cash, cash equivalents and restricted cash	(373,488)	(56,352)	(43,688)

Cash, cash equivalents and restricted cash at beginning of year	921,100	547,612	491,260

Cash, cash equivalents and restricted cash at end of year	547,612	491,260	447,572

Supplemental schedule of cash flow information:
Income tax paid	6,664	7,979	8,218
Interest paid	19,418	16,895	12,215
Acquisition of property and equipment through utilization of deposits	14,345	244,568	57,102
Acquisition of property and equipment included in accrued expenses and other liabilities	-	6,121	10,438
Long-term investments received in settlement of funds receivable	13,947	12,058	-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2017	2018
	US$	US$
Cash and cash equivalents	228,276	195,108
Restricted cash, current	223,002	245,474
Restricted cash, non-current portion	39,982	6,990

Total cash, cash equivalents and restricted cash	491,260	447,572

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2015	70,736,679	24,336,650	12,234	478,391	-	(16,870)	6,506	-	(10,364)	373,505	761	854,527
Net loss for the year	-	-	-	-	-	-	-	-	-	(169,635)	-	(169,635)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(60,732)	-	-	(60,732)	-	-	(60,732)
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	7,326	-	7,326	-	-	7,326
Foreign currency transaction losses	-	-	-	-	-	-	-	(6,996)	(6,996)	-	-	(6,996)
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(10,583)	-	(10,583)		-	(10,583)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(66)	(66)
Contribution from shareholder (Note 19(b))	-	-	-	154	-	-	-	-	-	-	-	154
Repurchase of treasury stock	(7,065,058)	-	-	-	(136,615)	-	-	-	-	-	-	(136,615)
Share-based compensation	-	-	-	6,552	-	-	-	-	-	-	-	6,552
Excess tax benefits	-	-	-	470	-	-	-	-	-		-	470
Exercise of share options	341,137	-	47	3,376	-	-	-	-	-	-	-	3,423

Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825
Net profit for the year	-	-	-	-	-	-	-	-	-	21,704	-	21,704
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	56,571	-	-	56,571	-	-	56,571
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	163,272	-	163,272	-	-	163,272
Foreign currency transaction losses	-	-	-	-	-	-	-	1,872	1,872	-	-	1,872
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(2,736)	-	(2,736)		-	(2,736)
Contribution by noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Contribution from shareholder (Note 19(b))	-	-	-	159	-	-	-	-	-	-	-	159
Share-based compensation	-	-	-	7,218	-	-	-	-	-	-	-	7,218
Excess tax benefits	-	-	-	-	-	-	-	-	-		-	-
Exercise of share options	347,304	-	47	4,346	-	-	-	-	-	-	-	4,393

Balance as of December 31, 2017	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	163,785	(5,124)	137,630	225,574	692	740,275

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
	Number of Ordinary Shares					Accumulated Other Comprehensive Income (Loss)
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Treasury stock	Foreign currency translation adjustments	Unrealized gain on available-for- sale securities	Intra-entity foreign currency transaction loss	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2017	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	163,785	(5,124)	137,630	225,574	692	740,275
Cumulative effect of adoption of ASC 606	-	-	-	-	-	-	-	-	-	2,298	-	2,298
Cumulative effect of adoption of ASU 2016-01	-	-	-	-	-	-	(163,785)	-	(163,785)	163,785	-	-

Balance as of January 1, 2018	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	-	(5,124)	(26,155)	391,657	692	742,573
Net (loss) profit for the year	-	-	-	-	-	-	-	-	-	(114,911)	2	(114,909)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(46,648)	-	-	(46,648)	-	-	(46,648)
Loss on intra-entity foreign transactions of long-term investment nature	-	-	-	-	-	-	-	(3,034)	(3,034)	-	-	(3,034)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	1,493	-	1,493	-	-	1,493
Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(1,493)	-	(1,493)	-	-	(1,493)
Contribution from shareholder (Note 19(b))	-	-	-	162	-	-	-	-	-	-	-	162
Share-based compensation	-	-	-	14,082	-	-	-	-	-	-	-	14,082
Exercise of share options and vesting of unvested shares	644,525	-	82	2,892	-	-	-	-	-	-	-	2,974

Balance as of December 31, 2018	65,004,587	24,336,650	12,410	517,802	(136,615)	(67,679)	-	(8,158)	(75,837)	276,746	694	595,200

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

The Company is principally engaged in the provision of marketing services, listing services, financial services, E-commerce services and value-added services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2018 were as follows:

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing SouFun Internet Information Service Co., Ltd. ("Beijing Internet")	December 17, 2003	PRC	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. ("SouFun Media")	November 28, 2002	PRC	Provision of technology and information consultancy services

Beijing SouFun Network Technology Co., Ltd. ("SouFun Network")	March 16, 2006	PRC	Provision of technology and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. ("Beijing Technology")	March 14, 2006	PRC	Provision of marketing services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. ("Beijing JTX Technology")	December 21, 2006	PRC	Provision of marketing services and listing services

Beijing Zhong Zhi Shi Zheng Information Technology Co. Ltd., ("Beijing Zhongzhi")	June 5, 2007	PRC	Provision of technology and information consultancy services

Xinjiang Zhong Zhi Shu Ju Information Technology Co., Ltd. (“Xinjiang Zhong Zhi Shu Ju”)	August 10, 2017	PRC	Provision of technology and information consultancy services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. ("Beijing Hong An")	November 15, 2010	PRC	Provision of technology and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. ("Beijing TuoShi")	November 19, 2010	PRC	Provision of technology and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. ("Beijing Yi Ran Ju Ke")	July 8, 2011	PRC	Provision of marketing services, rental services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. ("Beijing Hua Ju Tian Xia")	July 25, 2012	PRC	Provision of technology and information consultancy services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd. (“Beijing Zhong Zhi Hong Yuan”)	June 11, 2018	PRC	Provision of technology and information consultancy services

Beijing Li Man Wan Jia Network Technology Co., Ltd. ("Beijing Li Man Wan Jia")	July 25, 2012	PRC	Provision of technology and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. ("Shanghai JBT Real Estate Broking")	July 7, 2005	PRC	Provision of real estate agency services, marketing services and listing services

Beijing Zhong Zhi Xun Bo Information Technology Co. Ltd., ("Zhongzhi Xun Bo")	January 6, 2012	PRC	Provision of technology and information consultancy services

Tianjin SouFun Network Technology Co., Ltd.("Tianjin SouFun Network")	March 8, 2012	PRC	Provision of technology and information consultancy services

Tianjin Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., ("Hangzhou SouFun Network")	August 27, 2013	PRC	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. ("Wuhan Yi Ran Ju Ke")	December 13, 2013	PRC	Provision of real estate agency services and real estate information services

Hangzhou Ji Ju Real Estate Agents Co., Ltd. ("Hanzhou Ji Ju")	December 23, 2013	PRC	Provision of real estate agency services and real estate information services

Fang Tian Xia Financial Information Service (Beijing) Ltd. (previously known as Beijing Tianxia Dai Information service Co., Ltd.)	April 9, 2014	PRC	Provision of finance information services

Shanghai SouFun Microfinance Co.,Ltd.("Shanghai SouFun Microfinance")	January 19, 2015	PRC	Provision of Microfinance services

Beihai Tian Xia Dai Microfinance Co., Ltd.("Beihai Tian Xia Dai Microfinance")	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	Operation and management of hotel, restaurant and other catering business

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing Fang Tian Xia Hong An Network Technology Ltd. (previously known as Beijing Fang Tian Xia Decorative Engineering Co., Ltd.)	October 15, 2014	PRC	Provision of decorative engineering services

Chongqing Tian Xia Dai Microfinance Co., Ltd ("Chongqing Tian Xia Dai Microfinance")	December 11, 2014	PRC	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co. ,Ltd. ("Tianjin Jia Tian Xia Microfinance")	December 5, 2014	PRC	Provision of microfinance services

Beijing Fang Chao Real Estate Broking Co., Ltd. (“Beijing Fang Chao”)	March 6, 2015	PRC	Provision of real estate agency services

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	March 9, 2015	PRC	Provision of real estate agency services

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	April 7, 2015	PRC	Provision of real estate agency services

Shenzhen Fang Tian Xia Real Estate Broking Co., Ltd. (“Shenzhen Fang Tian Xia”)	April 13, 2015	PRC	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	May 21, 2015	PRC	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	April 30, 2015	PRC	Provision of real estate agency services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	June 3, 2015	PRC	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	May 27, 2015	PRC	Provision of real estate agency services

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	April 16, 2015	PRC	Provision of real estate agency services

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 4, 2015	PRC	Provision of technology and information consultancy services

Hong Kong Property Network Limited ("HK Property")	May 19, 2011	Hong Kong	Investment holding

Best Fang Holdings LLC	Aug 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC ("Best Work")	March 14, 2011	United States of America	Investment holding

China Index Holdings Limited	July 26, 2018	Cayman	Investment holding

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

In order to comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors, Yu Huang, chief executive officer of China Index Holdings Limited (“CIH”), a wholly owned subsidiary of the Company, or Richard Jiangong Dai, a director of the board who resigned from the board effective February 25, 2016. The effective control of the PRC Domestic Entities is held by the Company through three of its WOFEs, namely, SouFun Network, Beijing Zhongzhi and Jia Tian Xia Network Technology as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in accordance with the United States of America Securities and Exchange Commission (“SEC”) Regulation S-X Article 3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The WOFEs provide the following exclusive technical services to the PRC Domestic Entities: (i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and (ii) technical information technology system support to enable the PRC Domestic Entities to service the needs of its customers. The agreements can be extended indefinitely at the sole discretion of the WOFEs.

Operating Agreements

Pursuant to the operating agreements, each PRC Domestic Entity and its legal shareholders have agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers based on instruction from the WOFEs. The agreements can be extended indefinitely at the sole discretion of the WOFEs.

Equity Pledge Agreements, Shareholders Proxy Agreements and Exclusive Call Option Agreements

In order to secure the payment obligations of each PRC Domestic Entity under the exclusive technical consultancy and service agreements, the legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WOFEs. The legal shareholders shall not transfer the pledged ownership interests without the prior written consent from the WOFEs. The WOFEs are entitled to dividends and funds obtained through conversion, auction or sale of the ownership interests that the legal shareholders pledged to the WOFEs. The agreements can be extended at the sole discretion of the WOFEs.

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

The legal shareholders granted the Company or any third party designated by the Company the exclusive right to acquire from the legal shareholders the whole or part of the respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The legal shareholders shall not sell, transfer or dispose of the equity interests in the PRC Domestic Entities without the prior written consent of the Company or any third party designated by the Company. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements. The Company does not have to make any additional payment to the legal shareholders. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. The agreements can be extended indefinitely at the sole discretion of the Company.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to contribute the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities to the WOFEs when permitted by applicable PRC laws and regulations. Any gains from the transfer shall be paid back to the WOFEs or any third party designated by the WOFEs. The legal shareholders shall repay the loan by means of transferring their respective equity interests in the PRC Domestic Entities to the WOFEs or any other person designated by the WOFEs.

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

Through the design of the aforementioned agreements, the legal shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company, through the WOFEs, is the primary beneficiary of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Article 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows were as follows:

	As of December 31,
	2017	2018
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	50,948	34,004
Restricted cash, current	223,002	214,876
Short-term investments	19,838	5,586
Accounts receivable (net of allowance of US$13,691 and US$12,913 as of December 31, 2017 and 2018, respectively)	22,119	25,910
Funds receivable	2,824	5,124
Prepayments and other current assets	16,856	25,384
Commitment deposits (net of allowance of US$206 and nil as of December 31, 2017 and 2018, respectively)	5,876	191

Total current assets	341,463	311,075

Non-current assets:
Property and equipment, net	275,601	358,432
Land use rights	34,951	32,428
Deferred tax assets, non-current	2	2
Deposits for non-current assets	41,428	95
Long-term investments	433,894	291,808
Other non-current assets	204	1,815

Total non-current assets	786,080	684,580

Total assets	1,127,543	995,655

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2017	2018
	US$	US$
Current liabilities:
Short-term loans	59,820	76,267
Deferred revenue	27,095	32,816
Accrued expenses and other liabilities	54,516	36,266
Customer’s refundable fees	10,986	3,274
Income tax payable	1,325	1,982
Intercompany payable to the non PRC Domestic Entities	431,770	445,556

Total current liabilities	585,512	596,161

Non-current liabilities:
Long-term loans	55,958	44,891
Deferred tax liabilities	51,227	10,488
Other non-current liabilities	37,936	51,144

Total non-current liabilities	145,121	106,523

Total liabilities	730,633	702,684

Net assets	396,910	292,971

Intercompany payable to the non PRC Domestic Entities represents the amounts due to the WOFE and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
Total revenues	287,475	91,087	89,111
Net loss	(24,135)	(6,484)	(79,229)

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
Net cash generated from (used in) operating activities	(790)	122,327	26,241
Net cash used in investing activities	(3,763)	(99,946)	(9,851)
Net cash (used in) generated from financing activities	90,828	8,565	(25,220)

The PRC Domestic Entities had no intercompany amounts payable to the WOFEs for accrued service fees as of December 31, 2017 and 2018. The WOFEs did not charge the PRC Domestic Entities, technology consultancy service fees during the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, except for the current restricted cash of US$214,876, accounts receivable of US$2,988 and property and equipment of US$324,564 pledged to secure bank borrowings (Note 12), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, which are used for the Company’s business operations. All of these revenue-producing assets were internally developed, for which the Company did not incur significant development costs. There were no other assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations except for restricted cash of US$214,876, accounts receivable of US$2,988 and property and equipment of US$324,564 pledged to secure bank borrowings. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimated stand-alone selling prices of performance obligations, customer refunds, allowance for doubtful accounts, allowance for credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes and fair value of long term investments. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

Foreign Currency Translation and Transactions

The functional currency of the Company and its non-PRC subsidiaries is the United States dollars (“US$”). The WOFEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

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

The Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, required that restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The guidance was effective as of January 1, 2018 and the Company applied it using a retrospective transition method to each period presented. The adoption of this guidance changed the presentation and classification of restricted cash in the Company’s consolidated statements of cash flows. For the years ended December 31, 2016 and 2017, substantially all of the changes in restricted cash of US$107,905 and US$51,900, respectively, were previously reported as part of financing activities in the consolidated statements of cash flows.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Periods prior to January 1, 2018

All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value.

The Company accounts for its investments in accordance with ASC 320, Investments-Debt and Equity Securities (“ASC 320”). The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income (loss).

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

In accordance with ASC 325 Investments-Other, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. An impairment loss of US$2,232 and US$2,768 was recognized for the years ended December 31, 2016 and 2017, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Period commencing January 1, 2018

The Company adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities from January 1, 2018, which requires all equity securities with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in the fair value recognized through net income. Change in fair value of available-for-sale equity securities are reported in earnings. Upon the adoption of ASU 2016-01, accumulated unrealized gain, net of income taxes, of US$163,785 was reclassified from accumulated other comprehensive income to retained earnings as of January 1, 2018.

(1)	Debt Securities

The Company accounts for its debt investments in accordance with ASC 320, Investments-Debt Securities (“ASC 320”). The Company classifies the debt investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of debt investments are included in earnings. Any realized gains or losses on the sale of the debt investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income (loss).

The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings. All highly liquid investments with original maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities are recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. No impairment loss was recognized for the year ended December 31, 2018.

(2)	Equity Securities

All equity investments with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive income (loss). The Company makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognized for the year ended December 31, 2018. As a result of adoption of ASU 2016-01, the Company is not required to disclose the fair value for equity investments without readily determinable fair value.

(3)	Equity method investments

In accordance with ASC 323 Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments in common stock over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Company initially records its investment in the common stock of an investee at cost. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. The Company adjusts the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and reports the recognized earnings or losses in the consolidated statements of comprehensive income (loss). When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). No impairment was recorded for equity method investments for the year ended December 31 2018.

Funds Receivable

Funds receivable represents cash collection through third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted.

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

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life

Office equipment	3 - 5 years
Motor vehicles	5 - 10 years
Leasehold improvement	shorter of lease term or economic lives
Buildings	12 -45 years

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

Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated terms of the land use rights which are 40-50 years.

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, commitment deposits, funds receivable, short-term and long-term investments, loans receivable, short-term and long-term loans, convertible senior notes (Note 15) and related derivative liabilities. As of December 31, 2017 and 2018, the carrying values of these financial instruments, other than long-term investments, long-term loans, convertible senior notes and related derivative liabilities, approximate their fair values due to the short-term maturity of these instruments. The fair value method investments and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2017 and 2018. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible senior notes based on a market approach were approximately US$301,036 and US$199,172 as of December 31, 2017 and 2018, respectively, and represents a Level 3 valuation in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). When determining the estimated fair value of the convertible senior notes, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2016, 2017 and 2018. Prior to January 1, 2018, the Company determined that it was not practicable to estimate the fair value of its cost method investments as of December 31, 2017 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

The Company applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2017 and 2018 are summarized below.

	Fair Value Measurement as of December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2017
	US$	US$	US$	US$

Available-for-sale securities	52,283	318,065	-	370,348
Trading securities	15,833	-	-	15,833

	Fair Value Measurement as of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2018
	US$	US$	US$	US$

Equity investments	181,483	-	-	181,483
Trading securities	1,773	-	-	1,773

Revenue Recognition

Revenues are derived from marketing services, listing services, E-commerce services, value-added services and financial services.

Periods prior to January 1, 2018

Revenues for each type of service sales were recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

Listing Services

Listing services revenues consist of revenues derived from both basic listing services and special listing services.

The Company’s basic and special listing services are provided to agents, brokers, property developers, property owners, property managers and others seeking to sell or rent new or secondary residential and commercial properties.

(1)	Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from 1 to 36 months, in exchange for a fixed fee. Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts generally do not contain any specific performance target or refund guarantee. Delivery of services occurs by making access to the websites and mobile apps available for posting by the customers over the specified listing period. The Company performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, revenues were recognized ratably over the duration of the service period as the basic listing services were being delivered.

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

The Company evaluated its special listing revenue arrangements in accordance with ASC 605-25, Revenue recognition–Multiple-element arrangements. The promotional services within a special listing program were accounted for as one combined unit of accounting, as each promotional deliverable did not have standalone value to the customer since all the deliverables were tied to the specialized theme of the campaign, and were not sold separately. For contractual arrangements that contain multiple special listing campaigns, the program for each campaign was accounted for as a separate unit of accounting. ASC 605-25 required revenues to be allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable was based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE was not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE was available. The Company allocated total arrangement consideration to each unit of accounting based on its relative selling price, which was determined based on its BESP for that deliverable since neither VSOE nor TPE exist. In determining the BESP for each deliverable, the Company considered its overall pricing model and objectives when sold separately, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. The Company monitored the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP were considered a change in accounting estimate and were accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for all periods presented.

Written contracts, containing all significant terms, signed by the Company and its customers provide persuasive evidence of the arrangement. The amount of fee to be paid is not subject to change once the contract has been signed. The contracts do not contain any specific performance, cancellation, termination or refund provisions. The Company performs credit assessments of its customers prior to signing the written contract to ensure collectability is reasonably assured. In accordance with ASC 605, “Revenue Recognition,” revenues were recognized ratably over the duration of the campaign period as the special listing services were being delivered.

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

The service fee is negotiated between the customer and the Company but once a price is agreed to and the written contract is signed by both parties, the price is fixed and not subject to change. The service fee is due and payable in installments over the service period. The marketing services typically last from several days to one year. Delivery of the service occurs upon displaying the agreed forms of services on the Company’s websites and mobile apps over the specified service period. The Company performs credit assessments on its customers prior to signing the written contract to ensure collectability is reasonably assured. Revenues were recognized ratably over the contract period, as there was persuasive evidence of an arrangement, the fee is fixed or determinable and collection was reasonably assured, as prescribed by ASC 605.

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

Under these arrangements, the Company initially recognizes the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met. For the years ended December 31, 2016 and 2017, the Company recognized marketing service revenue of US$9,730 and nil under such arrangement. Since 2016, the Company ceased entering into these arrangements with real estate developers and collected all the marketing service fees in the form of (i) cash, or (ii) a designated real estate property transferred to the Company, from real estate developers.

Instead, the Company began to provide marketing services whereby the sole consideration for the services is in the form of a specifically identified unit of a development. The Company accounts for these arrangements pursuant to ASC 845, Nonmonetary transactions, and have determined that the fair value of consideration received, i.e. the specifically identified real estate property, is more readily determinable than the marketing services surrendered. Accordingly, the fair value of property is used for measurement and revenues are recognized ratably over the service period. Revenue recognized under such arrangement was US$728 and US$1,361 for the years ended December 31, 2016 and 2017.

For certain arrangements, the Company provides marketing services that contain multiple deliverables, that is, different forms of services to be delivered over different periods of time.

The Company accounted for each deliverable in the arrangement as separate unit of accounting. Revenues were allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy and was recognized ratably over the duration of the service period. The selling price for a deliverable was based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or BESP if neither VSOE nor TPE is available. The total arrangement consideration was allocated to each unit of accounting based on its relative selling price which is determined based on the Company’s BESP for that deliverable because neither VSOE nor TPE exist. In determining its BESP for each deliverable, the Company considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. The Company monitored the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically

E-commerce service

E-commerce service revenues consist of revenues derived from:

(1)	Fang membership services

The Company enters into arrangements with real-estate developers, pursuant to which the Company charges its customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Company are refundable before a purchase of the specified properties at a discount is made by the customers or if after the purchase, only if the customers can fulfil certain requirements under the refund policy. The Company chose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues were recognized by the Company when cash consideration of the fees was received and the discount has been applied by the customers to pay for the purchase price of the specified properties, net of estimated refunds. Cash received in advance of the purchase of specified properties and provision for refunds were recorded as “customers’ refundable fees” (Note 14). The provision of refunds was insignificant for the years ended December 31, 2016 and 2017.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Additionally, the Company, real-estate developers and marketing agencies entered into tri-party cooperation arrangements for certain Fang membership services. When customers use their Fang membership cards to purchase specified properties in selected advertisements published by the marketing agents, a portion of the proceeds from the Fang membership services is remitted to the marketing agents. The Company recognized revenues from this type of Fang membership services on a net basis, representing the portion of proceeds received from customers that is ultimately retained by the Company as it is an agent in the arrangement. Commencing in 2014, the Company also entered into cooperation arrangements directly with real-estate developers for Fang membership services. The Company either engages third-party real estate agents or places advertisements with marketing agents to promote the real-estate projects. The Company recognized revenues from this type of Fang membership services on a gross basis, representing the proceeds received from the real-estate developers, as the Company is the primary obligor in the arrangement. Payments to third-party real estate agents are recorded as cost of sales, while payments to marketing agents are recorded as selling expenses. The portion to be remitted to third-party real estate agents and marketing agents was recorded as amounts payable to sales and marketing agents in “accrued expenses and other liabilities” on the consolidated balance sheets (Note 13).

(2)	Direct sales services

The Company promotes property developments of its developer clients primarily through its websites and mobile applications (“mobile apps”). Potential buyers can register with the Company free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Company provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Company offers from its developer clients. The Company charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Thereafter, the real estate developers can request for refund only if they can fulfil certain requirements under the refund policy. The Company chose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues were recognized by the Company based on total of successful purchase transactions made, net of estimated refunds. The provision of refunds was insignificant for the years ended December 31, 2016 and 2017.

(3)	Sublease services

Beginning in 2015, the Company began to provide sublease service through its websites. The Company identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Company, the lease agreement between the Company and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income was recorded as revenue from subleasing services and recognized on a gross basis as the Company is the principal to the sublease arrangements. The sublease income was recognized on a straight-line basis over the lease term. Sublease rental income for the years ended December 31, 2016 and 2017 was US$31,929 and US$15,085, respectively.

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

Beginning in 2015, the Company launched online decoration services, which includes interior design, remodeling, renovation, furnishing and other home improvement services. The Company generally charges the customers a fixed fee. The Company recognized revenues based on the percentage-of-completion method and measures progress using input measures, i.e., cost-to-cost, in accordance with ASC 605-35, Revenue Recognition Construction-Type and Production-Type Contracts. Estimated losses, if any, were recognized during the period in which the loss becomes probable and reasonably estimable.

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

Value-added Services

The Company generates revenues from value-added services including subscription services for access to the Company’s information database and consulting services for customized and industry-related research reports and indices. Revenues derived from subscription services for access to the Company’s information database are recognized ratably over the subscription period. Revenues derived from consulting services for customized and industry-related research reports and indices were recognized when the relevant services were completed.

The Company’s business was subject to VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, Revenue Recognition-Principal Agent Considerations, all such VAT, surcharges and cultural construction fees were presented as cost of revenues in the consolidated statements of comprehensive income (loss). VAT, surcharges and cultural construction fees for the years ended December 31, 2016 and 2017 were US$68,007 and US$33,320, respectively.

All service fees received in advance of the provision of services were initially recorded as deferred revenues and subsequently recognized as revenues when the related services were performed by the Company.

Period commencing January 1, 2018

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 were presented under ASC 606, while revenues for the years ended December 31, 2016 and 2017 were not adjusted and continued to be reported under ASC 605. Upon the adoption of the ASC 606, the Company recognized the cumulative effect of US$2.3 million, net of income taxes, as an increase to the opening retained earnings as of January 1, 2018. The cumulative effect of adoption is primarily related to the following reasons:

(1)	Before the adoption of ASC 606, the Company assessed whether collectability is reasonably assured at the outset of the arrangement, and subsequently reassessed if there was a substantive change in facts and circumstances. If the collectability of all or a portion of the fee is not reasonably assured, all revenue recognition were deferred until payment was received (assuming all of the other revenue recognition criteria have been met). Upon the adoption of ASC 606, if it is not probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, consideration received from the customer is initially recorded as a liability. The Company will recognize nonrefundable consideration received as revenue only when one of the following events has occurred:

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

·	the Company has no remaining obligations to transfer goods or services to the customer and all, or substantially all of the consideration has been received;

·	the contract has been terminated; or

·	the Company have transferred control of the goods or services to which the consideration that has been received relates, and has stopped transferring (and has no obligation under the contract to transfer) additional goods or services to the customer, if applicable.

As a result, the Company made an adjustment to decrease the opening balance of retained earnings as of January 1, 2018 by US$ 0.5 million.

(2)	The Company’s policy before the adoption of ASC 606 was to require written signed contracts by both the Company and its customers as persuasive evidence of its revenue arrangements. In certain cases where services are being delivered prior to the receipt of the written signed contracts by both parties, revenue had been deferred until such time the written signed contracts are collected. Under the new revenue standard, revenues may be recognized prior to the receipt of the written signed contracts by both parties (assuming all other revenue recognition criteria are satisfied), as long as the revenue arrangements between the Company and its customers are legally enforceable. As a result, the Company made an adjustment to increase the opening balance of retained earnings as of January 1, 2018 by USD 2.8 million.

In addition, the Company’s revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments were presented as gross in both revenues and cost of revenues. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling expenses when incurred. The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of the contracts that have an original expected duration of one year or less.

The disclosure of the impact of adoption on the consolidated balance sheets was as follows:

	As of December 31, 2018	Adjustments	Amounts without adoption of ASC 606
	USD’000	USD’000	USD’000
Accounts receivable	60,950	379	61,329
Deferred revenue	(163,346)	(11,633)	(174,979)
Accrued expenses and other liabilities	(131,268)	9,701	(121,567)
Other non-current liabilities	(153,095)	555	(152,540)

The impact for adoption of ASC 606 to the Company’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2018 is as follows:

	Year ended December 31, 2018	Adjustments	Amounts without adoption of ASC 606
	USD’000	USD’000	USD’000
E-commerce services	15,384	928	16,312
Marketing services	119,680	8,740	128,420
Listing services	113,534	5,717	119,251
Financial services	18,060	1,068	19,128
Value-added services	36,358	2,893	39,251
Total revenues	303,016	19,346	322,362
Cost of services	(58,570)	(18,117)	(76,687)
Operating income	39,803	1,229	41,032
Net loss	(114,909)	1,229	(113,680)
Loss per share for Class A and Class B ordinary shares
Basic and Diluted	(1.29)	0.01	(1.28)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since the adoption of ASC 606 starting from January 1, 2018, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added taxes). For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Company’s contracts with customers often include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Marketing Services

The Company offers marketing services on the Company’s websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. These marketing services are offered to real estate developers and to a lesser extent provider of products and services for home decoration and improvement. Marketing services allow customers to place advertisements on particular areas of the Company’s websites and mobile apps, in particular formats and over particular periods of time. The marketing services typically last from several days to one year. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract. Revenues from marketing services are recognized ratably over the service period.

Listing Services

Listing services revenues consist of revenues derived from both basic listing services and special listing services.

(1)	Basic listing services

Basic listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from one to 12 months, in exchange for a fixed fee. Revenues are recognized on a straight line basis over the service period. The Company determines that its performance pattern to be straight line since the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs during the term of the contract and the earning process is straight line.

(2)	Special listing services

The Company offers special listing services, consisting of a number of online and offline themed events, including industry forums, periodic updates and online promotions to its customers to promote their brands. The special listing services contain a number of defined but not identical or similar activities to be performed over the period of one year. These activities are to fulfill the special listing service and are not separate promises in the contract. The Company determines that each day of the promotion service is distinct because the customer can benefit from each increment of service on its own (that is, it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the Company’s ability to fulfill another day of service or the benefit to the customer of another day of service. The Company determines that it is providing a series of distinct goods or services because the services provided each day are substantially the same, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs, and the same measure of progress would be used to measure the Company’s progress toward satisfying its promise to provide the promotion services. Revenues of special listing services are recognized on a straight-line basis over the period of one year.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value-added Services

Value-added services consist of revenues derived from:

(1)	Data services

The Company derives revenues by providing access and analytics tools, including appraisal and rating modules, and city maps, based on its proprietary database of commercial real estate information, typically through a fixed monthly fee for its data services. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract and the earning process is straight-line. Revenues from data services are recognized on a straight-line basis over the subscription period.

(2)	Analytics services

The Company derives revenues by providing customized research reports to customers. There are no contractual customer acceptance provisions. Revenues from customized research reports are recognized when the Company delivers the reports to customers, which is when the control over the report has been transferred to customers.

The Company provides data monitoring and survey services over a period of time, generally less than one year. Revenues are recognized on a straight-line basis over the term of the agreement since the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract and the earning process is straight-line.

Financial Services

The Company provides secured loans in the form of mortgage loans and unsecured loans, primarily to borrowers that meet the Company’s credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized using the effective interest rate method. The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loan.

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) Fang membership services

For the year ended December 31, 2018, the Company enters into arrangements with real-estate developers, pursuant to which the Company charges individual buyers who are interested to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount or a fixed percentage to the price of the specified property. The fees paid by the individual buyers to the Company are refundable before a purchase of the specified properties is consummated by the individual buyers. Upon the successful purchase of the specified properties by the individual buyers, a portion of the proceeds from the Fang membership services is remitted to the real-estate developers or its designated marketing agents.

The Company determines real-estate developers as its customers and identifies one single performance obligation as the referral service. The Company determined the referral service to be satisfied at a point in time only when the purchase of the specified properties have been consummated by the individual buyers. Consideration payable to the real-estate developers or its designated marketing agents are accounted for as a reduction of the transaction price.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(2) Direct sales services

The Company promotes properties of its property developer customers primarily through its websites and mobile applications by providing the potential individual buyers with additional information about the properties and related services, such as tours to visit the properties and other services to facilitate property purchases. In return, the Company charges its property developer customers a fee for each property it sells at a predetermined percentage of the value of the individual transaction. The Company determines real-estate developers as its customers and identifies one single performance obligation as the referral service. The Company determined the referral service to be satisfied at a point in time only when the purchase of the specified properties have been consummated by the individual buyers. Revenues were recognized by the Company based on total of successful purchase transactions made.

(3) Sublease services

The Company identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Company, the lease agreement between the Company and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis. The sublease income is recognized on a straight-line basis over the lease term.

Sublease rental income for the year ended December 31, 2018 was US$6,402. Future minimum sublease rental incomes expected to be received under noncancellable sublease agreements as of December 31, 2018 are as follows:

US$

2019	1,125
2020	97
2021 and thereafter	-

1,222

Contract Balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

The Company considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer. The majority of the balance as of January 1, 2018 were recognized as revenue during the year ended December 31, 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenues

Cost of revenues consists of employee costs, tax surcharges, rental costs incurred in relation to sublease services, server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services. Prior to January 1, 2018, VAT was also included in cost of revenues. These costs are expensed when incurred.

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2016, 2017 and 2018, the advertising expenses were US$61,762, US$16,869 and US$7,110, respectively.

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

The Company applies ASC 740, Income taxes (“ASC 740”), to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Company’s estimated liability for unrecognized tax benefits, which is included in “other non-current liabilities”, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Government Grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. Government grants related to the acquisition of property and equipment and land use rights are recorded as other non-current liabilities on the consolidated balance sheets when the grants become receivable, and recognized as other income in the consolidated statements of comprehensive income (loss) on a straight-line basis over the estimated useful lives of those assets. For the years ended December 31, 2016, 2017 and 2018, US$6,469 and US$3,154, US$1,435 respectively, of government grants were recognized in the consolidated statements of comprehensive income (loss).

Share-based Compensation

The Company’s employees and directors participate in the Company’s share-based award incentive plan which is more fully discussed in Note 18. The Company applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

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

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on simplifying the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance also allows an entity to account for forfeitures when they occur. This guidance became effective for reporting periods beginning after December 15, 2016. The Company adopted this new guidance on January 1, 2017. In prior years, excess tax benefits were recognized in additional paid-in capital; tax deficiencies were recognized either as an offset to accumulated excess tax benefits, if any, or in the consolidated statement of comprehensive income (loss). Excess tax benefits were not recognized until the deduction reduces taxes payable. Upon adoption, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the consolidated statement of comprehensive income (loss). This change was adopted prospectively and did not have a material impact on the Company’s consolidated financial statements. The Company elected to account for forfeitures as they occur, rather than estimate expected forfeitures. These changes were adopted on a modified retrospective basis, and resulted in no material cumulative effect adjustment to retained earnings.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, contracts that may be settled in the Company’s stock or cash and the conversion of the convertible senior notes. The dilutive effect of outstanding stock options and convertible senior notes is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

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

Derivative Instruments

ASC 815, Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was insignificant for all of the years presented.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the consolidated balance sheets, includes (i) the cumulative foreign currency translation adjustments, and (ii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities. Comprehensive income (loss) also included changes in unrealized gains (losses) on available-for-sale equity securities for the years ended December 31, 2016 and 2017, before the adoption of ASU 2016-01.

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

Recent accounting pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

Leases currently classified as operating leases in note 21 will be reported on the consolidated balance sheets upon adoption at their net present value, which will increase total assets and liabilities. The Company expects to recognize the right-of-use assets and lease liability in amount of approximately US$5.7 million respectively as of January 1, 2019. The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments. The adoption of ASC 842 is not expected to have a material impact to the Company’s consolidated statements of comprehensive income (loss) or net cash provided by operating activities.

The adoption of ASC 842 is not expected to have a material impact to the accounting and disclosure of sublease services in which the Company is the lessor.

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

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2018, the Company had US$463,615 in cash and cash equivalents, restricted cash and short-term investments, 96.2% and 3.8% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018, no single borrower comprised a significant portion of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2016, 2017 and 2018.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	REVENUE

The following table presents revenue disaggregated by nature of services:

For the Year Ended December 31, 2018
E-commerce services
- Fang membership services	2,752
- Direct sales services	5,294
- Sub lease services	6,402
- Other	936
Subtotal	15,384

Marketing services	119,680

Listing services
- Basic listing services	84,482
- Special listing services	29,052
Subtotal	113,534

Financial services	18,060

Value-added services
- Data services	18,905
- Analytics services	12,220
- Other	5,233
Subtotal	36,358
Total revenues	303,016

The following table presents revenue disaggregated by categories of customers:

For the Year Ended December 31, 2018
E-commerce services
- New home (a)	7,391
- Other	7,993
Subtotal	15,384

Marketing services
- New home (a)	119,352
- Home furnishing and improvement	328
Subtotal	119,680

Listing services
- Secondary and rental (b)	84,773
- Research (c)	28,748
- Other	13
Subtotal	113,534

Financial services	18,060

Value-added services	36,358

Total revenues	303,016

(a)	New home business primarily consists of sales to residential property developers and their sales agents who are promoting newly developed properties for sale.

(b)	Secondary and rental business primarily consists of sales to real estate agents who are promoting secondary properties for sale or rental.

(c)	Research primarily consists of online and offline themed marketing campaigns provided to customers.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

		As of December 31,
	2017	2018
	US$	US$
Short-term investments
Trading securities	15,833	1,773
Fixed-rate time deposits	39,968	14,270
	55,801	16,043

Long-term investments:
Equity Investments with Readily Determinable Fair Values:
- Color Life Service Company ("Color Life")	4,554	-
- Hopefluent Company Holdings Limited ("Hopefluent")	47,729	30,733
- Shenzhen World Union Properties Consultancy Co., Ltd. ("World Union")	318,065	150,750
	370,348	181,483
Equity Investments without Readily Determinable Fair Values:
- Guilin Bank	38,817	47,664
- Xian Chuangdian Quancheng Real Estate Consultant Limited (“Chuangdian”)	3,498	3,330
- Tospur Real Estate Consulting Co., Ltd. ("Tospur")	58,301	55,507
-Foshan Nature Lvke Science	-	729
	100,616	107,230
Equity method investments
- Chongqing Wanli New Energy Co., Ltd. (“Wanli”)	-	84,520

	470,964	373,233

As of December 31, 2017 and 2018, the Company held fixed-rate time deposits purchased from commercial banks and financial institutions with maturities of less than one year.

In October 2017, the Company invested US$15,299 in PRC mutual funds, which were classified as trading securities as they were held principally for the purpose of selling in the near term. As of December 31, 2017, the market price increases to US$15,833 and an unrealized gains of US$518 was included in earnings. In 2018, the Company sold majority of such trading securities in the amount of US$11,705, and recognized a loss of US$2,091 in the consolidated statements of change in fair value of trading securities.

Interest income on the fixed-rate time deposits and cash and cash equivalents and restricted cash of US$11,367, US$11,322 and US$10,302 were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Dividends from the long-term investments of US$3,281, US$6,692 and US$6,838 were recognized as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	INVESTMENTS (continued)

On June 27, 2014, the Company acquired 27,551,733 shares of Color Life, a Hong Kong listed company, for US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2016, the market price further declined to US$20,606 and an unrealized loss of US$3,097 was recorded in other comprehensive income (loss). In 2017, the Company sold 20,705,000 shares for a total consideration of US$12,317, and recognized a gain of US$ 2,110 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares declined to US$4,554. Total fair value decrease of US$3,735 was recorded in other comprehensive income (loss) and US$2,110 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017. In 2018, the Company sold 6,846,733 shares for a total consideration of US$6,645, and recognized a gain of US$2,091 in the consolidated statements of comprehensive income (loss). The Company received cash dividends in the amount of US$440 distributed by Color Life in 2018.

In November 2014, the Company acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, for US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. As of December 31, 2016, an unrealized loss of US$306 was recorded in other comprehensive income (loss) for the year ended December 31, 2016. In 2017, the Company sold 3,164,000 shares for a total consideration of US$1,614, and recognized a gain of US$626 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares increased to US$47,729. Total fair value increase of US$18,309 was recorded in other comprehensive income and US$626 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017. In 2018, the Company received cash dividends in the amount of US$1,711 distributed by Hopefluent. As of December 31, 2018, the market price of the shares declined to US$30,733. Total fair value decrease of US$16,996 was recorded in change in fair value of securities for the year ended December 31, 2018

On May 29, 2015, the Company acquired an aggregate of 145,376,744 shares of World Union, a PRC listed company, at a total consideration of US$121,393. The investment constituted a 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment upon acquisition, as the Company could not freely sell the shares due to a lock-up provision of 36 months. On April 8, 2016, World Union declared a stock dividend whereby four shares were distributed to shareholders for every ten shares held. As a result, the Company’s shareholding increased from 145,376,744 shares to 203,527,442 shares. As of December 31, 2017, as the lock-up restriction will terminate within one year, the classification of the investment changed from a cost method to an available for sale security, and the fair value of the investment was measured based on the market price, adjusted for the effect of the remaining restriction, in accordance with ASC 820. As of December 31, 2017, the fair value of World Union was US$318,065 and the related tax effect of US$49,566 were recorded in other comprehensive income for the year ended December 31, 2017. As of December 31, 2017 and 2018, the investment constituted a 9.96% ownership in World Union. The Company received cash dividends distributed by World Union in amount of US$2,417 and US$2,445 in 2017 and 2018 respectively. As of December 31, 2018, the fair value of World Union was US$150,750, total fair value decrease of US$161,039 was recorded in change in fair value of securities for the year ended December 31, 2018.

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

On July 12, 2016, 30,595,859 shares of Guilin Bank, a PRC non-listed company, was transferred by a third-party to repay a portion of its overdue receivables of US$12,173 owed to the Company. The investment constituted a 1.02% ownership in Guilin Bank. The investment was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guilin Bank and because there is no readily determinable fair value. On September 25, 2017, additional 42,834,202 shares of Guilin Bank was transferred by the third-party in full satisfaction of its remaining overdue receivables of US$24,695 to the Company. In October 2017, the Company received 7,343,006 shares of Guilin Bank as a stock dividend and the Company’s shareholding increased from 73,430,061 to 80,773,067. The total investment constituted a 1.98% and 1.79% ownership in Guilin Bank as of December 31, 2017 and 2018 respectively. No impairment on the investment in Guilin Bank was recognized for the year ended December 31, 2017 and 2018. The Company received cash dividends distributed by Guilin Bank in amount of US$1,308 and US$1,402 in 2017 and 2018 respectively. In 2018, Guilin Bank entered into a new financing agreement with a group of new investors. The new financing provided the observable price for the Company’s investment. The Company evaluated this investment’s carrying amount based on the observable price, and recognized a gain of US$10,633 in change in fair value of securities. The Company accounts for the investment in Guilin Bank at cost adjusted for observable price changes for the years ended December 31, 2018.

On January 21, 2016, the Company acquired an aggregate of 4,411,765 shares of Chuangdian, which is listed on the National Equities Exchange and Quotations (“NEEQ”) in the PRC, for a total consideration of US$3,294. The investment constituted a 15% ownership in Chuangdian and was classified as equity securities without readily determinable fair values, as the Company does not have significant influence and because there is no readily determinable fair value, as the breadth and scope of NEEQ is not comparable to equivalent U.S markets. The Company received 2,766,177 and 1,378,165 shares as dividends in 2016 and 2017, respectively. The Company received cash dividends in the amount of US$96 and US$113 in 2017 and 2018 respectively. No impairment on the investment in Chuangdian was recognized for the year ended December 31, 2017 and 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.	INVESTMENTS (continued)

On December 10, 2014, the Company acquired 16% of the share capital of Tospur, a non-listed company, for US$62,257. The investment in Tospur was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Tospur and because there is no readily determinable fair value. No impairment on the investment in Tospur was recognized for the year ended December 31, 2018. The Company received US$649 and US$619 cash dividends in 2017 and 2018 respectively.

In July 2018, the Company has entered into definitive agreements (the Agreement) to acquire a 10% equity interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange, from its controlling shareholder for a cash consideration of US$72,852, of which US$29,141 will compensate the seller in connection with the Business Disposal (defined below). The difference between the cash consideration of the investment and the amount of underlying equity in net assets of Wanli was US$60,980 as of August 10, 2018, the closing date of the acquisition. In connection with the acquisition, the seller agrees (1) to enter into an irrevocable acting-in-concert agreement with a term of three years to adhere to the Company’s action in Wanli’s future meetings of shareholders and board of directors, (2) to purchase from Wanli its battery business for a price of no less than US$99,758 within three years after the consummation of the proposed acquisition, and (3) to ensure the profitability of Wanli measured by the lower of net profit or net profit excluding extraordinary items in three years subsequent to the Agreement. Following the consummation of the acquisition, the Company became the largest shareholder of Wanli.

During September to December in 2018, the Company acquired additional 4.67% equity interest in Wanli through daily transactions in the secondary market with total consideration of US$11,667. As at December 31, 2018, the Company holds 14.67% equity interest in Wanli.

The investment is accounted for under equity method as the Company can exercise significant influence over operating and financial policies of Wanli.

The following is a summary of the available-for-sale securities as of December 31, 2017. Due to the adoption of ASU 2016-01, change in fair value of available-for-sale equity securities are recorded in change in fair value of securities in the consolidated financial statement of comprehensive income (loss).

	Original Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	US$	US$	US$	US$
December 31, 2017
- Color Life	3,376	1,178	-	4,554
- Hopefluent	33,956	13,773	-	47,729
- World Union	121,393	196,672	-	318,065

	158,725	211,623	-	370,348

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2017	2018
	US$	US$

Accounts receivable	98,011	94,226
Allowance for doubtful accounts	(31,127)	(33,276)

Accounts receivable, net	66,884	60,950

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	31,064	34,336	31,127
Additional provision charged to expenses	30,025	31,695	28,050
Write-offs	(24,250)	(38,351)	(23,442)
Foreign currency translation adjustments	(2,473)	3,417	(2,459)

Balance at end of year	34,366	31,127	33,276

                The recoveries of amounts previously charged off were US$2,568 in 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2017	2018
	US$	US$

Prepaid expenses	5,845	5,999
Advance to employees	903	603
Receivable from a broker for exercise of employee stock options	808	65
Rental deposits and others	4,876	2,325
Interest receivable	2,902	3,801
Rent paid to original lessors for sublease services	5,590	346
Properties held for sale	5,429	9,906
Others	6,351	4,950

	32,704	27,995

8.	LOANS RECEIVABLE

Beginning in August 2014, the Company initially provided secured and unsecured loans to both individuals and businesses, but ceased to provide loans to businesses by end of 2015. Loans made to individuals consist of loans secured by pledged properties for consumption and property renovations use, as well as unsecured loans.

Secured loans

As of December 31, 2017 and 2018, the duration of secured loans ranged from 3 to 36 months, and had interest rates ranging from 6% to 21.6% per annum and 7.8% to 18% per annum, respectively. As of December 31, 2017 and 2018, the total outstanding balance is US$132,841 and US$123,673.

Unsecured loans

As of December 31, 2017 and 2018, the duration of unsecured loans ranged from 1 to 36 months, and had interest rates ranging from 1% to 28% per annum and 5.4% to 18% per annum. As of December 31, 2017 and 2018, the total outstanding balance is US$16,187 and US$4,007.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	LOANS RECEIVABLE (continued)

The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. The Company considers various factors in evaluating loans receivable for possible impairment on an individual basis. These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivables balances. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. When the evaluation indicates that it is probable that the scheduled interest and principal payments due per the loan agreement are unlikely to be collected, such loan receivable is considered impaired. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. The Company evaluates the remainder of its loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, Loss Contingencies, and records an allowance for credit loss at the portfolio level. When evaluating the loans receivable on a collective basis, the Company applies a formula-based percentage utilizing historical loss data to calculate the collective allowance.

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

•  Non-performing: Loans for which borrowers may not able to repay the principal and accrued interest in full. These loans are fully provided for unless secured by collateral

The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. After an impaired loans receivable has been placed on nonaccrual status, interest will be recognized when cash is received on a cash basis method-cost recovery. A loan receivable may be returned to accrual status after all of the borrower’s delinquent balances of principal and interest have been settled, and the borrower remains current for an appropriate period. The outstanding balance of nonaccrual loans as of December 31, 2017 and 2018 were US$3,996 and US$5,749.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	LOANS RECEIVABLE (continued)

A summary of the Company’s loans receivables is presented as follows:

	As of December 31, 2017	As of December 31, 2018
	US$’000	US$’000
Personal loans	149,028	127,680
Total Loans receivable	149,028	127,680

Allowance for loan losses
Individually assessed	574	546
Collectively assessed	4,342	3,283
Loans receivable, net	144,112	123,851

Current portion	129,438	117,602
Non-current portion	14,674	6,249

For the years ended December 31, 2016, 2017 and 2018, a provision of US$80 and US$1,180, and a reversal of provision of US$884, were recorded to the consolidated statements of comprehensive income (loss) respectively, while no charge-offs against provisions occurred.

Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator as of December 31, 2018 and 2017, respectively:

Internal credit risk rating	As of December 31, 2017%		As of December 31, 2018%
	US$		US$
Pass	144,908	97.2	121,931	96.0
Special attention	763	0.5	1,383	1.0
Non-performing	3,357	2.3	4,366	3.0

Total	149,028	100	127,680	100

The following tables represent the aging of loans by portfolio segment as of December 31, 2017 and 2018, respectively:

As of December 31,2018	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	1,717	164	3,345	5,226	122,454	127,680

Total	1,717	164	3,345	5,226	122,454	127,680

As of December 31,2017	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	245	180	3,445	3,870	145,158	149,028

Total	245	180	3,445	3,870	145,158	149,028

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	LOANS RECEIVABLE (continued)

Allowance for loan losses

The following tables present the activity in the allowance for loan losses in loans receivable by loan portfolio as of and for the year ended December 31, 2017 and 2018, respectively:

For the year ended December 31, 2018	Personal loans
Beginning balance	4,916
Provision	2,776
Reversal	(3,660)
Foreign currency translation adjustments	(203)

Ending balance	3,829
Ending balance: individually evaluated for impairment	546
Ending balance: collectively evaluated for impairment	3,283
Loans
Of which individually evaluated for impairment	546
Of which collectively evaluated for impairment	127,134

For the year ended December 31, 2017	Personal
Beginning balance	3,736
Provision	1,180
Write offs	-
Ending balance	4,916
Ending balance: individually evaluated for impairment	574
Ending balance: collectively evaluated for impairment	4,342
Loans
Of which individually evaluated for impairment	4,477
Of which collectively evaluated for impairment	144,551

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
	US$	US$

Buildings	576,467	701,413
Office equipment	24,892	21,358
Motor vehicles	1,408	1,427
Leasehold improvement	16,244	18,152
Land	50,731	50,731

Total	669,742	793,081
Less: Accumulated depreciation	(78,187)	(99,340)

Construction in progress	30,590	34,571

	622,145	728,312

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.	PROPERTY AND EQUIPMENT, NET (continued)

Depreciation of property and equipment and amortization of land use rights were US$25,004, US$27,961 and US$26,735 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, the Company is still in the process of obtaining the property ownership certificates for certain buildings with aggregate net carrying values of US$14,796. As the transfer of ownership of the buildings have been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Company, the Company has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2017 and 2018.

As of December 31, 2018, certain buildings with aggregate net carrying value of US$406,738 were pledged for bank borrowings.

The Company capitalized interest cost as a component of the cost of construction in progress as follows:

	As of December 31,
	2017	2018
	US$	US$

Interest cost capitalized	756	-
Interest cost charged against income	16,153	21,174
Total interest cost incurred	16,909	21,174

10.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of December 31,
	2017	2018
	US$	US$

Buildings	55,364	-
Others	3,358	902

Total	58,722	902

As of December 2017, deposits for buildings represent interest-free non-refundable deposits for the purchases of certain office buildings: (i) an office building in Wuhan in the PRC for US$41,107; (ii) two floors of an office building in Chongqing, Sichuan province in the PRC for US$13,758; and (iii) one floor of an office building in Changzhou, Jiangsu province in the PRC for US$499. In 2018, deposits for buildings were reclassified to property and equipment as the Company obtained the control of these buildings. As of December 31, 2018, deposits for others represent deposits for the purchase of office equipment.

As of December 31, 2017, US$41,107 of deposits for non-current assets have been pledged for US$18,403 bank borrowings from financial institutions in China. No deposits for non-current assets have been pledged in 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018
	US$	US$

Rental and other deposits	852	1,861
Rental deposits paid to lessors for sublease services	409	85
Others	765	2,612

	2,026	4,558

12.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2017	2018
	US$	US$

Short-term loans	236,985	297,811

Long-term loans	114,109	123,215

Short-term loans as of December 31, 2017 and 2018 represents US$ denominated bank borrowings of US$190,000 and US$190,000, respectively obtained from financial institutions in the United States and the current-portion of long-term loans of US$46,985 and US$107,811, respectively. The short-term loan of US$190,000 are repayable on demand and bear interest rates of three month London Interbank Offered Rate (“LIBOR”) plus 1.25% (2017: 3-month LIBOR plus 1.25%). The short-term bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$223,002 and US$245,474 as of December 31, 2017 and 2018, respectively, and were classified as restricted cash, current on the consolidated balance sheets. The weighted average interest rate for the short-term borrowings for the years ended December 31, 2017 and 2018 was approximately 2.32% and 3.64%, respectively.

The long-term loan of US$26,808 as of December 31, 2017 represents US$ denominated bank borrowing obtained from financial institutions in China. The long-term loan is repayable on demand and bear interest rates of three month LIBOR plus 2.8%. The bank borrowing was secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$32,139 as of December 31, 2017, and was classified as “restricted cash, non-current” on the consolidated balance sheets. US$26,808 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The bank deposits placed with financial institutions in the PRC to secure the loan were re-classified as “restricted cash, current”.

The long-term loan of US$31,353 as of December 31, 2018 represents US$ denominated bank borrowing obtained from financial institutions in the United States. The long-term loan is repayable by installments from October 6, 2017 to November 11, 2027 and bears interest rate of 4.1% for the first 3 years; thereafter the interest rate will be floating at Industrial and Commercial Bank of China (USA) NA Prime plus 1.0%. US$3,218 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan is secured by land and building in the United States with carrying value of US$43,230 as of December 31, 2018. Certain bank account was funded from the loan proceeds and was restricted for use to pay for the tenant improvements of the collateral property and the loan payments. As of December 31, 2018, the balance of the account of US$5,989 was classified as restricted cash (non-current) on the consolidated balance sheets.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.	SHORT-TERM AND LONG-TERM LOANS (continued)

The long-term loans of US$83,771 and US$70,640 as of December 31, 2017 and 2018 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Beijing, PRC. The long-term loans are repayable by installments from September 23, 2016 to September 22, 2026 and bear interest rate of 4.9%. As of December 31, 2018, US$70,640 of the bank loans were classified as short term loans because the Company did not meet certain loan covenants. Even though the Company obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2018, the loan was classified as current because without the waiver, the Company would be in default at the December 31, 2018 balance sheet date and it is probable that the Company will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. The loans were secured by building in the PRC with carrying value of US$214,798 as of December 31, 2018. As of December 31, 2017, US$43,333 of the bank loans were re-classified to short term loans because i) US$31,904 was repayable on demand as the Company did not meet certain loan covenants, and ii) US$11,429 was repayable within twelve months. The loans were secured by building and construction in progress in the PRC with carrying value of US$237,055 as of December 31, 2017.

The long-term loan of US$19,644 as of December 31, 2018 represents RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Wuhan, PRC. The long-term loan is repayable by installments from March 21, 2017 to March 21, 2027 and bears interest rate of 4.9%. US$2,381 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by accounts receivable with carrying amount of US$2,988 and building in the PRC with carrying value of US$45,398 as of December 31, 2018.

The long-term loan of US$45,315 as of December 31, 2018 represents RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Chongqing, PRC. The long-term loan is repayable by installments from August 2, 2018 to August 1, 2028 and bears interest rate of 6.86%. US$4,764 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by buildings in the PRC with carrying value of US$94,077 as of December 31, 2018.

The long-term loan of US$37,266 as of December 31, 2018 represents US$ denominated bank borrowing obtained from financial institutions in Taiwan. The principal of the long-term loan, in the amount of US$40,000, is repayable by 10% on October 23, 2020 and by 90% on October 23, 2021. The loan bears an annual interest rate of 2.35% plus LIBOR of three months. US$2,820 was paid to the bank as service charges and accounted for as reduction of the long-term loan. The loan was secured by building in the United States with carrying value of US$9,235. Certain bank account was restricted for use to pay for interest payments. As of December 31, 2018, the balance of the account of US$1,001 was classified as restricted cash (non-current) on the consolidated balance sheets. The Company met certain covenants in the loan agreement.

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of December 31,
		2017	2018
		US$	US$

Payroll and welfare benefit		19,152	14,265
Other taxes and surcharges payable	(1)	38,669	40,676
Amounts payable to employees		2,794	2,269
Amounts payable to sales and marketing agents		46,529	38,304
Amounts due to foremen and suppliers of decoration services		3,693	2,562
Amounts due to Tianxiajin investors		357	860
Down payments collected on behalf of secondary home sellers		1,806	1,202
Cash incentives payable to home buyers	(2)	12,018	5,893
Others		33,781	25,237

		158,799	131,268

(1)	Other taxes and surcharges payable consist of VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

(2)	Cash incentives payable to home buyers, are payable when home buyers successfully purchase new properties through the Company’s platform and successfully registers on the Company’s website.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	CUSTOMERS’ REFUNDABLE FEES

Roll-forward of customers’ refundable fees:

	As of December 31,
	2017	2018
	US$	US$
Balance at beginning of year	28,630	7,070
Cash received from customers during the year	69,148	20,512
Revenue recognized during the year	(30,998)	(13,563)
Payments to sales and marketing agents during the year	(36,836)	(7,313)
Refunds paid during the year	(23,941)	(2,128)
Foreign currency translation adjustments	1,067	(602)
Balance at end of year	7,070	3,976

15.	CONVERTIBLE SENIOR NOTES

On December 4, 2013, the Company issued US$400,000, including an US$50,000 overallotment option (the “Overallotment Option”) which was exercised on January 3, 2014, of convertible senior notes which would mature on December 15, 2018 (collectively the “December 2018 Notes”). The total net proceeds from the December 2018 Notes were US$390,455. The investors may convert the December 2018 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the December 2018 Notes was initially 9.6839 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$103.26 per ADS), subject to adjustment as described in the respective Subscription Agreement.

Investors of the December 2018 Notes had the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016, and this was exercised accordingly. The Company repurchased a total of US$394,300 of the December 2018 Notes, which represents approximately 98.6% of the outstanding principal amount of the Notes prior to such repurchase. In 2018, the Company repurchased the remaining balance of US$5,700 of the December 2018 Notes.

On September 24, 2015, the Company issued (i) 3,418,803 Class A ordinary shares for US$100,000 and (ii) US$100,000 of convertible notes which will mature on September 24, 2022 (the “September 2022 Notes”) to Safari Company. The Safari Company is beneficially owned by the Carlyle Company (“Carlyle”) (72%) and Ateefa Limited, a company owned by Vincent Tianquan Mo (28%). A representative of Carlyle is entitled to hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least 1% of the Company’s total outstanding share capital calculated on a fully-diluted basis. The total net proceeds from the Class A ordinary shares and the September 2022 Notes were US$199,645. The investors may convert the September 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the September 2022 Notes is initially 27.9086 Class A Shares per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.	CONVERTIBLE SENIOR NOTES (continued)

On October 25, 2018, the Company and the note holder entered into a Note Repurchase Agreement pursuant to which the Company issued five replacement notes in the total amount of US$150,000 to the same note holder (“New November 2022 Notes”), together with US$38,860 paid in cash in satisfaction of the November 2022 Notes.  The New November 2022 Notes have the same terms as the November 2022 Notes, except for the change of principal amount from US$200,000 to US$150,000.

The December 2018 Notes, the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes bear interest at the rate of 2.00%, 1.50%, 1.50% and 1.50% per annum, respectively, payable semi-annually. The December 2018 Notes, September 2022 Notes, November 2022 Notes and New November 2022 Notes are collectively referred to as the “Notes”.

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

The principal amount and unamortized discount/premium and debt issuance costs as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	US$	US$
Principal amount	305,700	250,000
Unamortized (discount)/premium and debt issuance costs	(8,635)	4,435

	297,065	254,435

The effective interest rate was 2.86%, 1.56%, 2.46% and 0.69% for the December 2018 Notes, the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes, respectively. For the years ended December 31, 2016, 2017 and 2018, the Company recognized interest expense related to the Notes of US$17,001, US$6,395 and US$6,154, respectively.

Accounting treatment

The Notes were originally recorded as long-term debt. The conversion option was not required to be bifurcated because the conversion options of the December 2018 Notes, the September 2022 Notes, the New November 2022 Notes are indexed to the Company’s ADSs and Class A ordinary shares, respectively, and meet all additional conditions for equity classification. Since the conversion options were not required to be bifurcated, the Company then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the December 2018 Notes and the September 2022 Notes and concluded that there is no BCF because the effective conversion price of the December 2018 Notes and the September 2022 Notes exceeded the fair value of the Company’s ADSs and Class A ordinary shares at their respective commitment dates. For the November 2022 Notes, the Company recognized a BCF of US$12,113 through a credit to additional paid-in capital because the fair value per Class A ordinary share of US$38.00 exceeded the most favorable conversion price of US$35.83 at the commitment date on November 4, 2015. The resulting discount of US$12,113 to the November 2022 Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statements of comprehensive income (loss) over the term of the November 2022 Notes. The Company did not reassess the BCF upon the exchange of the November 2022 Notes with the New November 2022 Notes since the exchange is not accounted for as an extinguishment.

In connection with the make-whole fundamental change provision within the Notes agreements, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes will be increased if the Holders decide to convert. As (i) the fair value of the ADSs into which the December 2018 Notes is convertible plus the make-whole ADSs and (ii) the fair value of the Class A ordinary shares into which the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes are convertible plus the make-whole Class A ordinary shares, respectively, do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the December 2018 Notes and Class A ordinary shares for the September 2022, the November 2022 Notes and the New November 2022 Notes, and are required to be bifurcated. The fair values of the make-whole features were insignificant for the years ended December 31, 2016, 2017 and 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.	CONVERTIBLE SENIOR NOTES (continued)

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

The Company evaluated the contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date, and their fair values were insignificant for the years ended December 31, 2016, 2017 and 2018. For the embedded contingent interest features not bifurcated from the December 2018 Notes, the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2017 and 2018. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

The Company evaluated the contemporaneous exchange of cash between the Company and the note holder from issuance of New November 2022 Notes and satisfaction of the November 2022 Notes pursuant to ASC 470-50 and concluded that they are not substantially different. The Company determined a new effective interest rate at the repurchase date based on the carrying amount and the revised cash flows.

As of December 31, 2018, aggregate future principal payments for long-term debt, including short-term and long-term loans (Note 12), and convertible senior notes, were as follows:

US$

2019	297,811
2020	14,363
2021	10,363
2022	260,363
2023 and thereafter	90,862
673,762

16.	SHAREHOLDERS’ EQUITY

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2016, 2017 and 2018.

Treasury stock

Treasury stock represents shares repurchased and held by the Company. Treasury stock is accounted for under the cost method. As of December 31, 2017 and 2018, under the repurchase plan, the Company has repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$136,615. The repurchased shares are classified as “treasury stock” in shareholders’ equity on the Company’s consolidated balance sheets.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	SHAREHOLDERS’ EQUITY (continued)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted are net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$983,333 and US$885,152 as of December 31, 2017 and 2018, respectively. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 are disclosed in Note 24.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2018.

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

The Tax Act reduces the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, the Company re-measured its deferred taxes as of December 31, 2017, to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. As Best Work Holdings (New York) LLC. is loss making since incorporated therefor the Company recognized a deferred tax asset of US$13,834 to reflect the reduced U.S. tax rate and full valuation allowance is provided and corresponding remeasurement were made to unrecognized tax benefit and valuation allowance.

Singapore

A subsidiary was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

The Company obtained new HNTE certificates for its various subsidiaries i.e. SouFun Media, Beijing Zhong Zhi Shi Zheng, SouFun Network, Beijing Technology, Beijing JTX Technology and Hong An Tu Sheng in November 2015 and subsequently renewed in September and October 2018. Therefore, these six subsidiaries can enjoy the preferential tax rate of 15% in years 2015, 2016 and 2017. The Company newly applied for the HNTE status for Beijing Tuoshi in 2016 and received the new HNTE certificates in December 2016. Beijing Tuoshi can enjoy the preferential tax rate of 15% for the three years ended December 31, 2018. The Company newly applied for the HNTE status for Beijing Li Man Wan Jia, Beijing Hua Ju Tian Xia and Beijing Zhong Zhi Xun Bo in 2018 and received the new HNTE certificates in September, September and October 2018, respectively. Beijing Li Man Wan Jia, Beijing Zhong Zhi Xun Bo and Beijing Hua Ju Tian Xia can enjoy the preferential tax rate of 15% in 3 years since 2018. The Company newly applied for the Xinjiang Huoerguosi Economic and Technological Development Zone tax preference status for Xinjiang Zhongzhi in 2017 and received the certificates in September 2017. Xinjiang Zhongzhi can enjoy the preferential tax rate of 0% in 4 years since 2017.

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

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2017 and 2018, the Company had not accrued for PRC tax on such basis. We will continue to monitor our tax status.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

Income (loss) before income taxes consisted of:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
PRC	(136,773)	56,101	(89,670)
Non-PRC	(7,878)	(12,995)	(39,685)

	(144,651)	43,146	(129,355)

Income tax expenses (benefits) comprised:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
Current tax expense	27,685	21,759	6,825
Deferred tax benefit	(2,701)	(317)	(21,271)

	24,984	21,442	(14,446)

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$
Income (loss) before income taxes	(144,651)	43,146	(129,355)
Income tax at applicable tax rate of 25%	(36,163)	10,786	(32,339)
Effect of international tax rate differences	(598)	472	6,891
Non-deductible expenses	24,135	7,360	19,427
Non-taxable income	-	-	(1,145)
Effect of tax holidays or preferential tax rates	(5,759)	(12,001)	(6,557)
Effect of tax rate changes	-	(1,725)	-
Investment basis difference in the PRC Domestic Entities	(2,757)	2,696	-
Withholding tax	-	-	11,720
Research and development super-deduction	-	-	(3,260)
Changes in valuation allowance	30,856	8,849	(1,707)
Expiration of loss carry forwards			101
Unrecognized tax benefits	-	(4,302)	(8,881)
Interest and penalties on unrecognized tax benefits	15,270	9,307	1,304

	24,984	21,442	(14,446)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2016	2017	2018
	US$	US$	US$

Balance at beginning of year	70,296	78,933	79,436
Increase relating to prior year tax positions	5,070	4,192	577
Increase relating to current year tax positions	4,769	10,666	9,183
Decrease relating to reversal of prior years’ tax position	-	(14,102)	(1,821)
Decrease relating to expiration of applicable statute of limitations	-	(4,586)	(9,220)
Foreign currency translation adjustments	(1,202)	4,333	(3,160)

Balance at end of year	78,933	79,436	74,995

As of December 31, 2017 and 2018, the Company had recorded US$144,915 and US$137,904 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “Other non-current liabilities”. As of December 31, 2017 and 2018, unrecognized tax benefits of US$77,561 and US$72,608 respectively, would impact the effective tax rate if recognized. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2016, 2017, and 2018, the Company recognized US$15,270, US$9,593 and US$1,304 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$67,355 and US$65,296 as of December 31, 2017 and 2018, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2013 through 2018, the US subsidiaries’ tax years 2015 through 2018 and the Hong Kong subsidiaries’ tax years 2012 through 2018 remain open to examination by the respective taxing jurisdictions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

The aggregate amount	(5,759)	(12,001)	(6,557)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
-Basic	0.06	0.14	0.07
-Diluted	0.06	0.13	0.07

The components of deferred taxes were as follows:

	As of December 31,
	2017	2018
	US$	US$

Deferred tax assets
Net operating losses	74,040	71,308
Impairment of loans receivable	274	933
Overcharged advertising and promotion fee	87	1,061
Fixed assets depreciation	49	208
Share based compensation	6,167	-
Less: Valuation allowance	(73,015)	(71,308)

Total deferred tax assets, net	7,602	2,202

Deferred tax liabilities
Investment basis in the PRC entities	(61,961)	(72,088)
BaoAn Acquisition – Property	(13,309)	(12,191)
Investments	(51,229)	(13,160)
Interest capitalization	(142)	(139)

Deferred tax liabilities	(126,641)	(97,578)

As of December 31, 2018, the Company had net operating losses of US$37,243 from the Company’s subsidiaries incorporated in the US, which can be carried forward indefinitely to offset future taxable income. The remaining accumulated net operating losses of US$238,577 arose from several of its PRC entities, which can be carried forward to offset future taxable profit and will expire in years 2019 to 2023 if not utilized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2017 and 2018, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$28,716 and US$40,436 were provided for the withholding tax of the PRC entities as of December 31, 2017 and 2018, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$33,246 and US$31,652 as of December 31, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$338,695 and US$319,483 as of December 31, 2017 and 2018, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$33,869 and US$31,948 as of December 31, 2017 and 2018, respectively.

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

On August 29, 2017 (the “2017 Replacement Date”), the Company’s board of directors approved to replace 1,377,730 share options granted during the years ended December 31, 2015 and 2016 under the 2015 Plan to 200 employees with 153,036 options and 1,224,694 restricted shares (the “Replacement Awards”). The exercise price of 153,036 options was reduced from US$27.2~US$30.0 per share to US$18.1 per share. The replacement awards were subject to graded vesting over four years from the Replacement Date, in which 25% of the awards vest at the end of each of the next four years. The total incremental share-based compensation of US$12,537 resulting from the modification is recognized ratably over the new requisite service period. The total unamortized share-based compensation of US$7,447 resulting from the modification is recognized ratably over the original requisite service period.

On December 30, 2018 (the “2018 Replacement Date”), the Company’s board of directors approved to replace 252,500 share options granted during the year ended December 31, 2008 under the 1999 Plan to 5 employees with 252,500 options (the “2018 Replacement Awards”). The expiration date of 252,500 options was extended from December 30, 2018 to December 30, 2028. The replacement awards were fully vested as of the replacement date. The total incremental share-based compensation of US$619 resulting from the modification is fully recognized during the year ended December 31, 2018.

During 2018, the Company approved to extend the expiration date of an aggregate number of 518,175 share options granted under the 1999 Plan to 10 employees for terms between 2 days and nine years. These stock options expired prior to December 31, 2017. The awards granted are fully vested as of the grant date. These transactions were accounted for as new grant. The total share-based compensation of US$2,764 resulting is fully recognized during the year ended December 31, 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

A summary of the equity award activity under the 1999 Plan, 2010 Plan and 2015 Plan for the year ended December 31, 2018 was stated below:

Options Granted to Employees and Directors	Number of Shares	Weighted- Average per Share Exercise Price	Weighted- Average Grant-date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2017	7,241,667	11.93	5.51	5.01	US$	136,242
Granted (new options)	518,175	4.77	5.33	-
Granted (replacement options)	252,500	5.00	4.20
Forfeited	(312,156)	21.17	8.55	-
Expired	(1,125,301)	11.27	5.22	-
Exercised	(288,331)	10.31	4.33	-
Replaced	(252,500)	5.00	3.75
Outstanding, December 31, 2018	6,034,054	10.92	4.57	4.50	US$	5,919
Vested and expected to vest at December 31, 2018	6,034,054	10.92	4.57	4.50	US$	5,919
Exercisable at December 31, 2018	5,160,774	9.55	3.97	3.98	US$	5,919

The aggregate intrinsic value as of December 31, 2018 in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2018 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was US$10,011, US$ 2,953 and US$3,979 respectively.

As of December 31, 2018, there was US$4,447 of unrecognized share-based compensation cost related to equity awards that are expected to be recognized over a weighted-average vesting period of 1.53 years.

The fair value for stock options granted during the year ended December 31, 2018 under the 1999 and 2015 Plan was estimated using the Black-Scholes option pricing model. The volatility assumption was estimated based on the price volatility of the shares of the Company and comparable companies in the internet media business. The expected term was estimated based on the resulting output of the Black-Scholes option pricing model. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The dividend yield of nil are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2018.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	SHARE-BASED PAYMENTS (continued)

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Years Ended December 31,
2018

Risk-free interest rate	2.19% to 2.54%
Dividend yield	nil
Expected volatility range	48.22% to 49.24%
Weighted average expected life	0.01 to 5.50 years
Estimated forfeiture rate	-
Fair value of ordinary share	US$6.00 to US$27.90

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2018 was stated below:

Restricted Shares Granted to Employees and Directors	Number of Shares	Weighted- Average Grant date Fair Value per Share

Outstanding, December 31, 2017	1,604,768	17.55
Granted	19,500	25.05
Forfeited	(201,439)	17.91
Vested	(356,194)	17.55
Unvested, December 31, 2018	1,066,635	17.62

Total intrinsic value of restricted shares vested for the year ended December 31, 2018 was US$4,119.

As of December 31, 2018, there was US$9,527 of unrecognized share-based compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 2.67 years.

Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

Cost of revenues	443	364	506
Selling expenses	512	479	405
General and administrative expenses	5,597	6,375	13,171

	6,552	7,218	14,082

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board up until February 25, 2016

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo and Richard Jiangong Dai

Guangxi Wharton International Hotel ("Guangxi Wharton")	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation, Inc. ("Research Center")	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC ("Upsky Long Island")	A company under the control of Vincent Tianquan Mo

Upsky San Francisco Airport Hotel LLC (formerly known as "Crowne Plaza San Francisco-International Airport") ("Upsky San Francisco")	A company under the control of Vincent Tianquan Mo

Upsky Lighthouse Hotel LLC ("Upsky Lighthouse")	A company under the control of Vincent Tianquan Mo

Nanning Xuyin Business Co., Ltd. (“Nanning Xuyin”)	A company under the control of Vincent Tianquan Mo

New York Military Academy	A company of which Vincent Tianquan Mo is a director

b)	The Company had the following related party transactions for the years ended December 31, 2016, 2017 and 2018:

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

Office building leased from:
-Vincent Tianquan Mo	154	159	162
Management fee incurred:
-Beihai Silver Beach	421	501	523
Hotel service fee incurred:
- Beihai Silver Beach	113	-	-
- Upsky San Francisco	17	-	-
- Upsky Long Island	81	-	-
Training fee incurred
- New York Military Academy	111	-	-

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, United States of America, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2016, 2017 and 2018.

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$154 and US$159 and US$162, and the corresponding shareholder contribution were included in the consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS (continued)

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for the years ended December 31, 2016, 2017 and 2018 were US$421 and US$501, and US$523 respectively.

Hotel service fee

In the year ended December 31, 2016, Upsky San Francisco, Upsky Long Island and Beihai Silver Beach provided hotel accommodation to the Company amounting to US$17, US$81 and US$113. No such services were provided for the years ended December 31, 2017 and 2018.

Training service fee

In the year ended December 31, 2016, New York Military Academy, a company of which Vincent Tianquan Mo is a director, provided training service to the Company in the amount of US$111. No such services were provided for the years ended December 31, 2017 and 2018.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Company entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name www.youtx.com for six years at nil consideration.

Nanning Xuyin holds shares of Guilin Bank Co., Ltd (“Guilin Bank”)

As of December 31, 2015, Nanning Xuyin, which is 80% owned by Vincent Tianquan Mo, held 73,430,061 shares of Guilin Bank that were pledged by a third-party for its overdue receivables to the Company through an entrustment agreement. In 2016, 30,595,859 shares of Guilin Bank have been transferred to the Company from Naning Xuying. In 2017, the rest of shares of Guilin Bank have been transferred to the Company from Naning Xuying.

c)	The Company had the following related party balances as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	US$	US$
Amounts due from a related party:
- Beihai Silver Beach	167	-

	As of December 31,
	2017	2018
	US$	US$
Amounts due to a related party:
- Beihai Silver Beach	-	19

The balances as of December 31, 2017 and 2018 represented outstanding management fees which were unsecured and interest-free.

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$79,676, US$21,583 and US$20,093 for the years ended December 31, 2016, 2017 and 2018, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES

Capital commitment

The Company has commitments for the acquisition and construction of fixed assets of US$10,665 as of December 31, 2018, which are scheduled to be paid within one year.

Operating lease commitments

As of December 31, 2018, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$

2019	4,368
2020	2,198
2021	181
2022	18
2023 and thereafter	37

6,802

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties, except for the building leased from a related party as disclosed in Note 19. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases were US$66,330, US$27,832 and US$9,678, respectively.

Contingencies

In April and May 2018, the Company was sued as one of the defendants for trade mark infringement by a third party, alleging the claim of damage in the amount of RMB 99.9 million, RMB 300 million, and RMB 500 million, respectively. The cases are still ongoing at the Beijing Intellectual Property Court. The Company is vigorously contesting the allegations. In February 2019, the Company was served with a subpoena from a court in Beijing, in which a third party claimed that a contract the Company entered into was invalid. Pursuant to such contract, the Company received shares of Guilin Bank from a debtor’s nominee to discharge its indebtedness (See Note 5). The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. The Company intends to vigorously contest the allegation.

In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2018 since it is not probable that a liability has been incurred because of these legal proceedings and the amount of loss cannot be reasonably estimated.

Income taxes

As of December 31, 2018, the Company had accrued US$137,904 for unrecognized tax benefits (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

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

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$104,327 and US$112,713 as of December 31, 2017 and 2018, respectively, which are located in the United States of America.

23.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2016		2017		2018
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B
Earnings (loss) per share - basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-basic	(125,531)	(44,104)	15,736	5,971	(83,400)	(31,511)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	69,269,099	24,336,650	64,139,015	24,336,650	64,412,782	24,336,650
Denominator used for basic earnings (loss) per share	69,269,099	24,336,650	64,139,015	24,336,650	64,412,782	24,336,650
Earnings (loss) per share - basic	(1.81)	(1.81)	0.25	0.25	(1.29)	(1.29)

Earnings (loss) per share - diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share	(125,531)	(44,104)	15,736	5,971	(83,400)	(31,511)
Allocation of net income (loss) attributable to ordinary shareholders used in calculating income (loss) per ordinary share-diluted after assumed conversion	(125,531)	(44,104)	15,736	5,971	(83,400)	(31,511)
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	(44,104)	-	5,971	-	(31,511)	-
Net income (loss) attributable to ordinary shareholders	(169,635)	(44,104)	21,707	5,971	(114,911)	(31,511)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	69,269,099	24,336,650	64,139,015	24,336,650	64,412,782	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-	24,336,650	-
Employee stock options	-	-	3,110,012	-	-	-
Denominator used for diluted earnings (loss) per share	93,605,749	24,336,650	91,585,677	24,336,650	88,749,432	24,336,650
Earnings (loss) per share -diluted	(1.81)	(1.81)	0.24	0.24	(1.29)	(1.29)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.	EARNINGS (LOSS) PER SHARE (continued)

The repurchased but not retired ordinary shares are accounted as treasury stock which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

Options to purchase 6,034,054 shares of common stock at US$1.95~US$30 per share and 1,066,635 restricted shares were outstanding in 2018 but were not included in the computation of diluted EPS due to anti-dilutive effect. In addition, 2,790,860 related to the Company’s September 2022 Notes and 4,186,290 related to the Company’s New November 2022 Notes were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2017	2018
	US$	US$

ASSETS
Cash and cash equivalents	11,801	2,529
Prepayments and other current assets	1,485	98
Amounts due from subsidiaries	8,835	17,056

Total current assets	22,121	19,683

Non-current assets:
Long-term investments	52,283	30,733
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	992,902	869,895
Restricted cash, non-current	-	1,001

Total non-current assets	1,045,185	901,629

Total assets	1,067,306	921,312

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans	-	26,808
Accrued expenses and other liabilities	3,850	2,575
Amounts due to subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	-	5,722
Convertible notes- current	5,700	-
Total current liabilities	9,550	35,105
Non-current liabilities:
Convertible senior notes	291,365	254,435
Long-term loans	26,808	37,266
Total non-current liabilities	318,173	291,701

Total liabilities	327,723	326,806

Commitments and contingencies	-	-

Shareholders’ equity:

Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2017 and 2018: 71,425,120 and 72,069,645; outstanding shares as of December 31, 2017 and 2018: 64,360,062 and 65,004,587	9,204	9,286
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, 24,336,650 shares and 24,336,650 shares issued and outstanding as of December 31, 2017 and 2018, respectively	3,124	3,124
Additional paid-in capital	500,666	517,802
Accumulated other comprehensive income (loss)	137,630	(75,837)
Retained earnings	225,574	276,746
Treasury stock (7,065,058 and 7,065,058 shares as of December 31, 2017 and 2018, respectively.)	(136,615)	(136,615)

Total shareholders’ equity	739,583	594,506

Total liabilities and shareholders’ equity	1,067,306	921,312

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2016	2017	2018
	US$	US$	US$

Revenues	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
General and administrative (expenses) income	3,610	(998)	(9,348)
Operating (loss) income	3,610	(998)	(9,348)

Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	(167,967)	27,339	(85,190)
Foreign exchange gain	832	211	7
Interest income	1,775	196	73
Interest expenses	(17,807)	(7,233)	(7,700)
Change in fair value of securities	10,583	2,736	(14,904)
Investment income	1,571	2,221	2,151
Other-than-temporary impairment on available-for-sale securities	(2,232)	(2,768)	-

Income (loss) before income taxes	(169,635)	21,704	(114,911)

Income tax expenses	-	-	-

Net income (loss)	(169,635)	21,704	(114,911)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(60,732)	56,571	(46,648)
Amounts reclassified from accumulated other comprehensive income	(10,583)	(2,736)	(1,493)
Unrealized gain on available-for-sale securities	7,326	14,575	1,493
Other comprehensive income recorded by subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	-	198,263	-

Gain (loss) on intra- entity foreign transactions of long-term-investment nature	(6,996)	1,872	(3,034)

Other comprehensive income (loss), before tax	(70,985)	268,545	(49,682)
Income tax expense related to components of other comprehensive income	-	(49,566)	-

Other comprehensive income (loss), net of tax	(70,985)	218,979	(49,682)
Comprehensive income (loss)	(240,620)	240,683	(164,593)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of cash flows

	2016	2017	2018
	US$	US$	US$

Net cash provided by (used in) operating activities	117,398	(67,381)	(3,302)
Net cash provided by investing activities	11,575	13,931	8,272
Net cash used in financing activities	(522,057)	(31,179)	(13,241)
Net decrease in cash and cash equivalents	(393,084)	(22,271)	(8,271)
Cash and cash equivalents and restricted cash at beginning of year	427,156	34,072	11,801
Cash and cash equivalents and restricted cash at end of year	34,072	11,801	3,530

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, PRC Domestic Entities, and PRC Domestic Entities’ subsidiaries” and the subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries’ profit or loss as “Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries” on the condensed statements of comprehensive income (loss). The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

25.	SUBSEQUENT EVENTS

On January 21, 2019, the Company announced its intention to separate into two publicly traded companies: the spun-off business that will comprise certain portions of the Company’s listing and value-added services, and the retained business that will comprise the Company’s remaining operations, which will continue to be operated by Fang. On May 2, 2019, the board of directors approved the plan to separate CIH, which operates the spun-off business, into an independent publicly traded company. The Company expects the spun-off be completed in the second quarter of 2019.

