Form 20-F
period 2019-12-31
Fang Holdings Ltd
filed 2020-05-27
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ___________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Vincent Tianquan Mo, Executive Chairman Telephone: +86-10-5631 8000 Fax: +86-10-5631 8010
(Telephone, E-mail and/or Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing one Class A ordinary share, par value HK$1.00 each)	SFUN	The New York Stock Exchange
Class A ordinary shares, with a par value of HK$1.00 each*		The New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each	65,403,527
Class B ordinary shares, par value HK$1.00 each	24,336,650

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•                                          “we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China;

•                                          “ADSs” refers to our American depositary shares, with each ADS representing one Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•                                          “CIH” refers to China Index Holdings Limited a company listed on the NASDAQ Stock Market under the ticker symbol ‘‘CIH,’’ which was separated from our company, via a stock distribution on June 11, 2019, and its subsidiaries and variable interest entity, Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;

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

•                                          ‘‘monthly unique visitors’’ in a given month, refers to the aggregate number of daily unique visitors to our websites, mobile apps or mobile WAP websites in such month. Once a visitor has visited a website, mobile app or mobile WAP website in a given day, all subsequent visits from the same IP address or device to a specific channel during such day do not count towards the daily unique visitor number for such specific channel. The combined number of monthly unique visitors to our websites, mobile apps and mobile WAP websites is the sum of the monthly unique visitors for each website, mobile app and mobile WAP website. The average number of monthly unique visitors for a given year is the average of the monthly unique visitors in each month in such year;

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

This annual report includes our audited consolidated statements of comprehensive income (loss) for 2017, 2018 and 2019, our audited consolidated balance sheets as of December 31, 2018 and 2019, our audited consolidated statements of shareholders’ equity and our audited consolidated statements of cash flows for 2017, 2018 and 2019.

FORWARD-LOOKING STATEMENTS

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

•                  PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities; and

•                  the length and severity of the recent COVID-19 outbreak and its impact on our business and industry.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors”, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income (loss) data (except for ADS information) for 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019, from our audited consolidated financial statements included in this annual report. Our selected statement of comprehensive income (loss) data (except for ADS information) for 2016 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 are based on the unaudited financial data derived from our management accounts, which were adjusted to retrospectively present discontinued operations as described below. Our financial statements have been prepared in accordance with U.S. GAAP. We have omitted the selected financial data as of and for the year ended December 31, 2015, as the provision of the information retrospectively adjusted to present our discontinued operations would take a significant amount of time and cause us to incur unreasonable effort and expense.

On June 11, 2019, we completed the separation of CIH from us into an independent publicly traded company via a dividend distribution of all the CIH’s ordinary shares owned by us to our equity holders. The business of CIH comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the spin-off of CIH, we have retained our business operating a real estate Internet portal focusing primarily on serving the residential property sector. Consequently, certain of our value-added services, listing services and other related services were accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have presented the assets and liabilities of the discontinued operations separately on the consolidated balance sheets as of December 31, 2016, 2017 and 2018, and the results of the discontinued operations, less income taxes, as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2016, 2017, 2018 and 2019.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016(1)	2017(1)	2018(1)	2019
	(U.S. dollars in thousands, except share data and ADS data)
Consolidated statement of comprehensive income (loss) data:
Revenues:
Marketing services	147,418	149,267	98,377	94,639
Listing services	96,802	141,454	81,741	63,471
Leads generation services(2)	—	—	21,303	43,300
Financial services	29,602	12,055	18,060	9,561
E-commerce services	577,684	87,809	15,384	2,847
Value-added services	25,559	4,753	5,182	5,893
Total revenues	877,065	395,338	240,047	219,711
Cost of revenue:
Cost of services	(677,738)	(163,598)	(46,392)	(28,260)
Gross profit	199,327	231,740	193,655	191,451
Operating income (expenses):
Selling expenses	(223,357)	(83,579)	(59,064)	(73,662)
General and administrative expenses	(147,175)	(129,719)	(129,224)	(99,442)
Other income	415	699	4,427	6,518
Operating income (loss) from continuing operations	(170,790)	19,141	9,794	24,865
Foreign exchange gain (loss)	(1,882)	15	(598)	154
Interest income	11,361	11,052	10,202	9,038
Interest expense	(20,477)	(16,153)	(21,174)	(25,402)
Change in fair value of securities	—	518	(167,402)	(46,062)
Realized gain on available-for-sale securities	10,583	2,421	761	861
Government grants	6,223	3,025	1,224	927
Investment income, net	3,281	6,692	6,816	2,644
Other non-operating loss	—	(4,562)	(30)	—
Impairment on investments	(2,232)	(2,768)	—	—
Income (loss) from continuing operations before income taxes(1)	(163,933)	19,381	(160,407)	(32,975)
Income tax benefit (expenses)	(22,236)	(18,352)	18,989	9,544
Income (loss) from continuing operations, net of income taxes(1)	(186,169)	1,029	(141,418)	(23,431)
Income from discontinued operations, net of income taxes(1)	16,534	20,675	26,509	13,181
Net income (loss)	(169,635)	21,704	(114,909)	(10,250)
Net (loss) income attributable to noncontrolling interests from continuing operations(1)	—	(3)	2	(1)
Net income (loss) attributable to Fang Holdings Limited’s shareholders	(169,635)	21,707	(114,911)	(10,249)
Net income (loss) attributable to Fang Holdings Limited’s shareholders from continuing operations(1)	(186,169)	1,032	(141,420)	(23,430)
Net income attributable to Fang Holdings Limited’s shareholders from discontinued operations(1)	16,534	20,675	26,509	13,181
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(60,732)	56,571	(46,648)	(26,703)
Amounts reclassified from accumulated other comprehensive income	(10,583)	(2,736)	(1,493)	(861)
Unrealized gain (loss) on available-for-sale securities	7,326	212,838	1,493	861
Gain (loss) on intra-entity foreign transactions of long-term-investment nature	(6,996)	1,872	(3,034)	497
Separation of real estate information, analytics and marketplace services business	—	—	—	3,672
Other comprehensive income (loss), before tax	(70,985)	268,545	(49,682)	(22,534)
Income tax expense related to components of other comprehensive income	—	(49,566)	—	—
Other comprehensive income (loss), net of tax	(70,985)	218,979	(49,682)	(22,534)
Comprehensive income (loss)	(240,620)	240,683	(164,591)	(32,784)
Comprehensive income (loss) attributable to noncontrolling interests from continuing operations	—	(3)	2	(1)
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders	(240,620)	240,686	(164,593)	(32,783)
Earnings (loss) per share for Class A and Class B ordinary shares and per ADS(3)
Basic	(1.81)	0.24	(1.29)	(0.11)
Diluted	(1.81)	0.24	(1.29)	(0.11)
Earnings (loss) per share for Class A and Class B ordinary shares and per ADS from continuing operations(1)(3)
Basic	(1.99)	0.01	(1.59)	(0.26)
Diluted	(1.99)	0.01	(1.59)	(0.26)
Earnings per share for Class A and Class B ordinary shares and per ADS from discontinued operations(1)(3)
Basic	0.18	0.23	0.30	0.15
Diluted	0.18	0.23	0.30	0.15
Weighted average number of Class A and Class B ordinary shares outstanding and ADSs outstanding:
Basic	93,605,749	88,475,665	88,749,432	89,511,052
Diluted	93,605,749	91,585,677	88,749,432	89,511,052

(1)         Financial data for 2016, 2017 and 2018 has been recast to present the results of the separation of CIH as discontinued operations.

(2)         We launched our leads generation services in late 2017 and began to recognize revenue from our leads generation services in 2018.

(3)         Earnings (loss) per share for Class A and Class B ordinary shares (diluted) and earnings (loss) per ADS (diluted) for each year from 2016 to 2019 have been computed, after considering the potential dilutive effect of the shares underlying employees’ share options, restricted shares and convertible senior notes. We changed our ADS share ratio from five ADSs representing one Class A ordinary share to one ADS representing one Class A ordinary share effective from July 8, 2019, and such ADS share ratio change has been retrospectively applied for each year indicated in this table.

	As of December 31,
	2016	2017	2018	2019
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	325,834	248,696	187,226	300,002
Total current assets	793,210	748,412	668,837	686,680
Total assets	1,614,813	2,000,255	1,824,436	1,812,902
Long term loans, less current portion	65,190	114,109	123,215	184,158
Convertible senior notes	295,268	291,365	254,435	168,929
Total Fang shareholder’s equity	487,130	739,583	594,506	589,759

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

We incurred net loss from continuing operations of US$23.4 million in 2019, primarily due to the combined effect of the decrease in our revenues and the change in fair value of securities. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 40.0%, 50.8% and 59.5% of our total revenues in 2017, 2018 and 2019, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. Demand for private residential property in China has grown rapidly in recent years, but such growth is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Council announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. In March 2015, the PRC government issued a new policy to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owning the property for two years. Beginning in September 2016, certain cities, such as Beijing and Shanghai, increased the down-payment requirements again and tightened the determination of first home buyers who are often eligible for relaxed regulations. Relevant government authorities have recently also promulgated legislations to ban financings to home buyers for down-payment and ceased granting or renewing real estate broker licenses in certain cities. Beginning in March 2017, certain cities, such as Beijing and Guangzhou, further increased the minimum down-payments for second home buyers. In April 2019, Housing Fund Management Center of the Central Government Organs issued Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services, which adjusts the proportion of down-payment. Under the circular, if the first house that a loan applicant purchases is not an economically affordable house, the down-payment shall not be lower than 30% of the total purchase price. The circular also adjusts the maximum limit of loan for the second house purchase. The maximum limit of loan for the first house purchase shall be RMB1.2 million, and the benchmark interest rate of loan shall apply; the maximum limit of loan for the second house purchase shall be RMB600,000, and the loan interest rate shall be 1.1 times of the benchmark interest rate of loan for the same period.

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

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 37.8%, 41.0% and 43.1% of our revenues in 2017, 2018 and 2019, respectively, constituting our largest source of revenues in 2019. In particular, our new home business accounted for 81.4%, 99.7% and 100.0% of our marketing service revenues in 2017, 2018 and 2019, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are promoting newly developed properties for sale.

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

We derive a significant portion of our revenues from our listing services. In 2017, 2018 and 2019, listing service revenues represented approximately 35.8%, 34.1% and 28.9% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

Our future growth depends in part on our ability to continue to operate the retained business after the separation of CIH.

On June 11, 2019, we completed a spin-off of our wholly-owned subsidiary, CIH, via a dividend distribution of all the CIH’s ordinary shares owned by us to our equity holders, and the associated business comprising (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the spin-off of CIH, we have retained our business operating a real estate Internet portal focusing primarily on serving the residential property sector, while CIH strategically focuses on serving the commercial property sector in China, allowing each company to more effectively pursue its own distinct operating priorities and strategies. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Separation and Distribution Related Agreements in connection with the Separation of CIH.”

Whether we can continue to grow the retained business depends on our ability to manage and develop these services effectively. If we are not successful in assuring our employees of our prospects after the separation and distribution, our employees may seek other employment, which could materially and adversely affect our business operation. If we fail to retain our qualified personnel or replace them when they leave, we may be unable to continue our development, which may cause the price of our ADSs to fall.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. In 2019, we generated revenues of US$68.6 million from these six urban centers, representing 31.2% of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate Internet service market in China is becoming increasingly competitive. For example, in March 2015, 58.com, an online marketplace, acquired Anjuke.com, an online real estate sales and rental service provider in China, which will likely increase competition in our market. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com, 58.com, ke.com and Tencent’s house.qq.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of COVID-19 has and is continuing to spread rapidly throughout the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted.

Such disruption and the potential slowdown of China’s economy in 2020 and beyond could have a material adverse effect on our business, financial condition and results of operations. In particular, potential impacts include, but are not limited to, the following:

•                  The outbreak of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for our services.

•                  Our customers may not have sufficient budget or cashflow to pay for the services provided by us, or may fail to make the payment in a timely manner, or at all.

•                  Some of our customers may not be well capitalized and may be vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, and if they cannot resume their business for a prolonged virus outbreak, the demand for our services may be negatively affected.

•                  We may experience lower work efficiency and productivity, which may adversely affect its service quality.

We have adopted business contingency plans, which include, among others, telecommuting and daily monitoring of employees’ health condition and travel activities, to reduce the risk of infection and continuously develop our business. We have experienced business disruptions due to quarantine measures to contain the spread of COVID-19, and has experienced a delay in the collection of accounts receivables from our customers, especially those in Wuhan, where the strictest quarantine measures were implemented in China. We may experience similar delay or even default from our customers in the near future, which could materially and adversely affect our business, financial condition and results of operations. In addition, our investment portfolio has experienced significant decrease in fair value as a result of the market volatility due to the COVID-19 outbreak. Moreover, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations.

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

The Internet and online advertising industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the SAIC, the National Radio and Television Administration (or the NRTA, formerly known as the State Administration of Press, Publication, Radio, Film and Television, or the SARFT), and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, both Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) hold the ICP license, as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology hold the approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Shanghai Century JTX Network and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Pursuant to the relevant regulations promulgated by the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. We have obtained for such consolidated controlled entities Internet Culture Operation License for exhibitions and competitions of online cultural products, Internet Audio/Video Program Transmission License for professional (real estate information) audio program production (excluding interviews) and broadcasting services, and Operating Permit for producing radio and television program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

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

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites and mobile apps through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing and all information on our websites and mobile apps is backed up periodically. Any hacking, security breach or other system disruption or failure which occurs in between our backups could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2019, 7.3% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai, Shanghai, Chongqing and Tianjin. Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017, or Notice on Regulating Cash Loan, internet microfinance businesses is strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and complete rectifications within the prescribed time limit. Our subsidiaries with microfinancing approvals in Shanghai provide a small amount of unsecured loans for our employees, which may be deemed as “cash loans” and be prohibited under the Notice on Regulating Cash Loan.

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

We provide third-party content on our websites and mobile apps such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. We could be exposed to liability with respect to such third-party information. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites and mobile apps contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information, misleading information and other information prohibited by the PRC laws and regulations. Moreover, our relevant consolidated controlled entities, as Internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites and mobile apps for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites and mobile apps could be used as a platform for fraudulent transactions and third-party products and services sold through our websites and mobile apps may be defective. The measures we take to guard against liability for third-party content, information, products and services may not be adequate to exonerate us from relevant civil and other liabilities.

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

In addition, in connection with our business expansion, we have acquired office space and training facilities as well as commercial land and may continue to do so in the future if suitable opportunities arise. For more details on our recent office, training facility and land acquisitions, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results” and “Item 4.B. Information on the Company—Business Overview—Facilities” in this annual report. Acquisition of property has inherent risks, including the fluctuation of property value, which could potentially lead to potential asset write-off if the value of such properties were to substantially decrease.

If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2019 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm, respectively, identified one material weakness in our internal control over financial reporting as of December 31, 2019. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness subsequent to December 31, 2019, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial director and financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

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

A lack of effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time or as necessary to correct deficiencies or weaknesses in our controls, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of December 31, 2019, we had leased properties in approximately 60 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

Certain of our consolidated controlled entities obtained from a PRC commercial bank loans in the aggregated principal amount of approximately RMB422.3 million (US$60.5 million) as of December 31, 2019. According to loan agreement, if the borrowers fail to maintain certain financial indicators, the bank will be entitled to declare the loans immediately repayable. Even though we obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2019, we would be in default at the December 31, 2019 balance sheet date and it is probable that we will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. As of the date of this annual report, the bank has not indicated its intention for us to immediately repay such loans; however, we cannot assure you that the bank would not change its position and declare such loans immediately repayable in the future, which may adversely affect our liquidity position.

We may be subject to liabilities as a result of the separation and distribution.

We have entered into various business, financing and other contracts in the ordinary course of business. Some of the contracts require us to notify or seek prior consent from the counterparties in connection with material changes to our business operations or corporate structure. We believe that we have carried out our contractual obligations and are not otherwise in material default or violation of those contracts. However, if any contractual counterparties find us in default or violation due to failure to notify them or seek their prior consent in connection with the separation of CIH or otherwise, they may terminate their business relationship with us, declare any repayment obligations immediately due and/or pursue legal actions against us, which may materially and adversely affect our business operations, financial condition and results of operations.

CIH and we may fail to perform under certain transaction agreements that are executed as part of the separation and distribution, and we may not have necessary systems and services in place when these transaction agreements expire.

In connection with the separation and distribution, CIH and we have entered into several agreements, including separation and distribution agreement and related ancillary agreements. The separation and distribution agreement and related ancillary agreements determine, among other things, the allocation of business, assets and liabilities between us and CIH following the separation and distribution for those respective areas and include any necessary indemnifications related to liabilities and obligations. CIH and we have also entered into a business cooperation agreement, which establishes a business cooperation between us and CIH in connection with the listing service business for an initial term of ten years commencing from its signing date. See “Item 4.B. Information on the Company—Business Overview—Separation of CIH” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Separation and Distribution Related Agreements in connection with the Separation of CIH—Separation and Distribution Agreement” for details of the agreements between CIH and us in connection with the separation and distribution. If CIH is unable to satisfy its obligations under these agreements, we could incur operational difficulties or losses that could have a material and adverse effect on our business, financial condition and results of operations.

Potential indemnification liabilities owing to CIH pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition and results of operations.

The separation and distribution agreement provides for, among other things, indemnification obligations generally designed to make us financially responsible for, among others, certain liabilities associated with our business, certain guarantee, indemnification and tax liabilities, as well as any breach by us of the separation and distribution agreement and related ancillary agreements as well as any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in any disclosure document that describes the separation or the distribution or us and our subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement, subject to certain exceptions. If we are required to indemnify CIH under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Separation and Distribution Related Agreements in connection with the Separation of CIH—Separation and Distribution Agreement.”

Third party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.

We may be or may be expected to be a party to various third-party claims, lawsuits, or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We vigorously contested the allegation and the received a judgment in our favor. Such third party appealed to a higher court, and the case is still under review as of the date of this annual report. Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

Our leads generation business has a limited operating history, which makes it difficult to evaluate its value.

In late 2017, we launched our real estate consumer mining services, or our leads generation services, which, we believe, has enjoyed a rapid growth since its launch. However, the historical growth of our leads generation business may not be indicative of its future performance, and we cannot assure you that any significant growth of the past will be sustainable or achievable at all in the future. The growth prospects of our leads generation business involve risks and uncertainties that fast-growing businesses with a limited operating history in our industry may encounter. We cannot assure you that we will be able to effectively manage the growth of our leads generation. If the market for such services does not develop as we expect or if we fail to address the needs of this dynamic market, the growth prospects of our leads generation business will be materially and adversely affected.

We may not be able to ensure the conversion rate of the leads we generate from our leads generation services.

The acceptance and popularity of our leads generation services is premised on the conversion rate of the leads we generate into deal successes. We strive to provide the best content and services to attract potential consumers and secure quality leads for our customers. However, the successful conversion of a business lead into a paying customer also implicates many other factors, such as the sales capacity and product quality of our customers, the macro economy downturn, and a shift in policy affecting the real estate related sectors, most of which are beyond our control. If the conversion rate of the leads we generate is not to the satisfaction of our customers, the need for such services may diminish or vanish, which would harm our business, financial condition and results of operations.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics, such as the recent outbreak of COVID-19, and other extraordinary events, could disrupt our business operation.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Natural disaster, health pandemic, or other event beyond our control may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products or services.

Our business operations could also be disrupted if any of our employees has contracted or is suspected of contracting any contagious disease or condition, such as COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be closed down and disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy, China’s real estate industry and business operations of our customers in general.

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

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it took effect on January 1, 2020. For further details of the Foreign Investment Law, please see “—Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.”

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, our listing service business and results of operations.

We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly-owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the online advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Mo, our founder and executive chairman, together with Mr. Jiangong Dai, our former director and former chief executive officer, or Mr. Jianning Dai, our general manager for asset management. Mr. Jiangong Dai and Mr. Jianning Dai are nephews of Mr. Mo. Each of Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai is a PRC citizen. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In anticipation of our originally proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847) (“Wanli”) and the sale of a portion of our equity interest in five wholly-owned subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into a series of structure contracts in 2016, or the 2016 Structure Contracts, with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. In February 2017, we terminated the transaction with Wanli in light of substantial regulatory uncertainties in China. Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with certain of our consolidated controlled entities and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”), our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into a supplemental agreement with Beijing TuoShi, Beijing Technology, Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai to transfer all the rights, obligations and responsibilities of Mr. Jiangong Dai under certain Structure Contracts to Mr. Jianning Dai. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

We operate through a number of consolidated controlled entities in China. Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai as the nominee shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In addition, Mr. Jiangong Dai continued to be a nominee shareholder of our certain consolidated controlled entities following his resignation from our board of directors in February 2016. We did not exercise, nor did we designate any third party to exercise, the call option under the Structure Contracts to acquire from Mr. Jiangong Dai the equity interests he holds in our consolidated controlled entities. Although the relevant Structure Contracts to which Mr. Jiangong Dai is a party remain to be effective and binding, we cannot assure you that we will be able to fully exercise our contractual rights against Mr. Jiangong Dai (e.g., to request him to sell his equity interests in our consolidated controlled entities to us when permitted by applicable PRC laws). Nor can we assure you that Mr. Jiangong Dai will not act against the best interests of us and our other shareholders in the future since he no longer owes any fiduciary duties to our company. Should we encounter any difficulties in exercising our contractual rights under the Structure Contracts against Mr. Jiangong Dai to retain our control over such consolidated controlled entities, our business, financial condition and results of operations will be materially and adversely affected.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of April 30, 2020, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 510,994 Class A ordinary shares represented by ADSs and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (2) 1,138,132 Class A ordinary shares, including 14,177 Class A ordinary shares represented by ADSs, and 10,230,645 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (3) 957,265 Class A ordinary shares owned by Safari Group Holdings Limited (“Safari”), (4) 1,472,298 Class A ordinary shares owned by Deanhale Limited, (5) 926,461 Class A ordinary shares owned by Karistone Limited, and (6) 441,656 Class A ordinary shares represented by ADSs owned by Open Land Holdings Limited, collectively presenting approximately 30.1% of our outstanding share capital and approximately 71.7% of our voting power under our dual-class ordinary share structure. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations.

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and was amended in February 2017 and December 2018. In April 2008, the relevant PRC governmental authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. “High and new technology enterprises” would be entitled to a statutory tax rate of 15.0%. Currently, eight of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises.” We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

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

We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. Neither we nor our PRC legal counsel is certain as to whether it is more likely than not that PRC tax authorities would require or permit our Hong Kong-incorporated subsidiaries to be treated as PRC resident enterprises. To the extent that such Hong Kong-incorporated subsidiaries are each considered a “non-resident enterprise” under the Avoidance of Double Taxation Arrangement, dividends derived by such Hong Kong-incorporated subsidiaries from our PRC subsidiaries may be subject to a maximum withholding tax rate of 10.0%. See “Item 10.D. Additional Information—Exchange Controls—Regulation relating to Foreign Exchange, Taxation and Dividend Distribution—Taxation and Dividend Distribution” of this annual report.

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, regulating the reforming measures on the registration management of corporate foreign loans, including (1) canceling the management requirement for a non-bank debtor to conduct foreign debt deregistration with a local foreign exchange bureau and replacing with a bank within the jurisdiction of the foreign exchange management department, (2) canceling the time limit for a non-bank debtor conducting foreign debt deregistration, and (3) conducting the pilot cancelation of foreign debt registration of non-financial enterprises.

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

We have occasionally engaged in intra-group funding transactions, including dividend distributions from our consolidated controlled entities and payment advances made by one subsidiary on behalf of another. These transactions are typically deemed as non-interest-bearing loans and receivables from the relevant “debtors.”

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

Accordingly, our PRC subsidiaries currently may purchase foreign currencies for settlement of current account transactions, including payment of dividends to us, without prior SAFE approval by complying with certain procedural requirements. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from or registration with relevant government authorities or pilot banks. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside China, including by means of loans or capital contributions from us.

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

We are aware that Mr. Vincent Tianquan Mo, controlling shareholder of Fang and a PRC resident, has not completed the registration as of the date of this annual report. We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Regulations in China may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and was amended on September 18, 2018, are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining any required MOFCOM approvals, may delay or inhibit our ability to complete such transactions.

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

Pursuant to the Notice on Issues Relevant to Withholding of Non-PRC Resident Enterprises Income Tax at Source (“SAT Circular 37”) issued by the SAT, which became effective as of December 1, 2017, transferees are subject to filing obligations and withholding obligations. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to filling obligations and withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under SAT Circular 37 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be subject to filing obligations and withholding obligations under SAT Circular 37 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 37 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under SAT Circular 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 37 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on Chinese companies listed in the United States.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, which in effect would prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if registrant’s financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. There is uncertainty as to whether and when these bills or legislations will be enacted in the proposed form, or at all.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in the delisting of our shares from The New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States and could adversely harm our reputation and adversely affect our business and prospects.

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

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi had started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the Renminbi. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside in China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

A holder of our ADSs may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement and the restricted deposit agreement pursuant to which ADSs are issuable upon conversion of the notes, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw the underlying Class A ordinary shares represented by your ADSs and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. For example, as of the date of this annual report, each ADS represents one Class A ordinary share. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Each ADS represents one Class A ordinary share and the number of votes to which each ADS would be entitled to is the number of Class A ordinary shares it represents. A number of our shareholders, including primarily Media Partner and Next Decade, whose shares are held in irrevocable discretionary trusts established by Mr. Mo, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer or disposition of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

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

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we may have been a PFIC for the taxable year ended December 31, 2019. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. Federal Income Taxation” of this annual report.

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

On July 19, 2018, we entered into definitive agreements to acquire a 10% equity interest in Wanli from a shareholder of Wanli for a cash consideration of RMB500 million, of which RMB200 million will compensate the seller in connection with the Business Disposal (defined below). In connection with the acquisition, the seller agrees agreed (1) to enter into an irrevocable voting proxy agreement with a term of three years to adhere to our action in Wanli’s future meetings of shareholders and board of directors and (2) to purchase from Wanli its battery business for a price of no less than RMB680 million within three years after the consummation of the acquisition (the “Business Disposal”). Following the completion of the acquisition on August 10, 2018, we have become the largest shareholder of Wanli.

On June 11, 2019, we completed the separation of CIH from us into an independent publicly traded company via a dividend distribution of all the CIH’s ordinary shares owned by us to our equity holders. The business of CIH comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the spin-off of CIH, we have retained our business operating a real estate Internet portal focusing primarily on serving the residential property sector, while CIH strategically focuses on serving the commercial property sector in China, allowing each company to more effectively pursue its own distinct operating priorities and strategies.

On July 8, 2019, we changed our ADS share ratio from five ADSs representing one Class A ordinary share to one ADS representing one Class A ordinary share.

Our principal executive offices are located Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this annual report.

B. Business Overview

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2019. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

•

Marketing services: We offer advertisement services via our online platform to real estate developers in the marketing phase of new property developments as well as real estate brokers and suppliers of home furnishing and improvement-related products and services. Marketing services were our largest source of revenues in 2019.

•

Listing services: We offer listing services via our online platform to real estate developers, real estate agents and brokers, property managers, property owners, and suppliers of home furnishing and improvement-related products and services to allow them to post information related to properties and home furnishing and improvement-related products and services on our online platform. Listing services were our second largest source of revenues in 2019.

•

Leads generation services: Our leads generation services connect our customers with scattered demand for real estate and home furnishing and improvement-related services by extending their reach and visibility from a limited number of local consumers to a large number of users and user communities on our online platform to generate sales leads for our customers. Leads generation services were our third largest source of revenues in 2019.

•

Financial services: We provide financial services primarily though our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

•

E-commerce services: Our e-commerce services primarily include Fang membership services and direct sales services for new homes. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in 2018 due to the change in our business development strategies.

•	Value-added services: We provide value-added services primarily including portal collaboration.

We have built a large and active community of users, who are attracted by the comprehensive real estate and home related content available on our portal that forms the foundation of our service offerings. We currently maintain approximately 74 offices across China to focus on local market needs. Our user base has also attracted numerous customers, which include real estate developers, real estate agents and brokers, property owners, property managers, mortgage brokers, lenders and suppliers of home furnishing and improvement and other home-related products and services. Our diverse offerings and broad geographic coverage have resulted in an active and dynamic online community that provides an effective and targeted channel for advertisers to market their products and services, and serves as a centralized source of information, products and services for consumers in the real estate and home furnishing and improvement and other home-related markets. With our leading Internet portal, we believe that we are well positioned to develop integrated media and financing platforms, increase synergy and capture additional growth opportunities in the real estate market in China.

On June 11, 2019, we completed the separation of CIH from us to form two independent, publicly traded companies with differing business objectives and opportunities, via a dividend distribution of all the CIH’s ordinary shares owned by us to our equity holders. Following the completion of the separation of CIH from us, CIH has the exclusive right to operate the spun-off business comprising certain portions of our listing and value-added services, and we have the exclusive right to operate the retained business. In particular, the spun-off business comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the separation and distribution, CIH strategically focuses on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while we retain our business operating a real estate Internet portal focusing primarily on serving the residential property sector.

Our Services

We provide (1) marketing services, (2) listing services, (3) leads generation services, (4) financial services, (5) e-commerce services and (6) value-added services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Our revenues generated from marketing services were US$149.3 million, US$98.4 million and US$94.6 million in 2017, 2018 and 2019, respectively, representing 37.8%, 41.0% and 43.1% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

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

Listing Services

Prior to the separation of CIH, our listing services included basic listing services and special listing services on our websites and mobile apps. Following the spin-off of CIH, we retained our basic listing services, while the special listing services, namely the specialized marketing campaigns provided primarily to developers through online channels and offline themed events, are operated by CIH. Revenue from special listing services have been classified and reported under discontinued operations for all the periods presented. Our revenues generated from listing services were US$141.5 million, US$81.7 million and US$63.5 million in 2017, 2018 and 2019, respectively, representing 35.8%, 34.1% and 28.9% of our revenues, respectively.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our basic listing services was approximately 265,650, 206,250 and 160,050 in 2017, 2018 and 2019, respectively.

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

Our basic listing services help us build our comprehensive database of information regarding new, secondary and rental properties as well as home furnishing and improvement products and services in major urban centers across China. The large amount of our basic listings attracts significant user traffic on our websites and mobile apps, which we believe can be leveraged to yield more marketing customers and higher marketing fees from our institutional customers.

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

Leads Generation Services

We launched our leads generation services in late 2017 and began to recognize revenue in 2018. Our revenues generated from leads generation services were US$21.3 million and US$43.3 million in 2018 and 2019, respectively, representing 8.9% and 19.7% of our revenues, respectively. We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time. We recognize revenues upon our delivery of the sales leads to our customers.

Financial Services

Our revenues generated from financial services were US$12.1 million, US$18.1 million and US$9.6 million in 2017, 2018 and 2019, respectively, representing 3.0%, 7.5% and 4.3% of our revenues, respectively.

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

E-commerce Services

Our e-commerce services, first launched in 2011, primarily include Fang membership services and direct sales services for new homes. Our revenues generated from e-commerce services were US$87.8 million, US$15.4 million and US$2.8 million in 2017, 2018 and 2019, respectively, representing 22.2%, 6.4% and 1.3% of our revenues, respectively. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in early 2018 due to the change in our business development strategies.

Fang Membership Services. We provide both free and paid membership services to the registered members of our Fang cards on our websites and mobile apps. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to properties purchases. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases, which we began to offer in 2011. Our membership fees for paid services generally range from RMB500 to RMB50,000. The discount is reflected as a fixed amount off, or a percentage discount to, the total purchase price paid by a home buyer for a specified property, or a combination of both, which is determined by us and our partner developers. The discounts are significantly higher than our membership fees, resulting in net savings for our members. Membership fees are refundable until our members use the discounts to purchase properties or pursuant to our refund policy. Our members pay a specified fee each time in order to be eligible for the discount provided for a particular property. To promote our services and reach additional customers, we may promote the property developments through other advertising channels and pay real estate agents for customer referrals. In 2019, we offered paid Fang membership services covering approximately 143 property developments in 34 cities in China. Our revenues from Fang membership services totaled US$10.3 million, US$2.8 million and US$0.6 million in 2017, 2018 and 2019, respectively, or 11.7%, 17.9% and 22.3%, respectively, of our total revenues generated from e-commerce for the same periods.

Direct Sales Services. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. Different from our Fang membership services, potential individual buyers can register with us free of charge if they are interested in any real estate properties covered by our direct sales services. In addition, individual buyers can enjoy discounted prices for properties that we offer from our developer clients. We charge our developer clients a fee for each property they sold through our direct sales services. Our fee generally is a predetermined percentage of the value of the individual transaction and is refundable pursuant to our refund policy. Our revenues from direct sales services totaled US$26.9 million, US$5.3 million and US$0.9 million in 2017, 2018 and 2019, respectively, or 30.6%, 34.4% and 30.5%, respectively, of our total revenues generated from e-commerce for the same periods.

Online Sublease Services. We launched our online sublease services in the second quarter of 2015. We promote and market real properties leased from third parties on our websites and mobile apps, and sublease such properties to our customers for rental fees. We suspended our online sublease services in 2019 due to our transformation back to a technology-driven open platform and our business development strategies.

Value-added Services

In addition to listing, marketing, e-commerce and financial services, we also provide value-added services which primarily include portal collaboration. Prior to the separation of CIH, our value-added services also included data and analytics services, which has been operated by CIH following the spin-off of CIH. Revenue from data and analytics services have been classified and reported under discontinued operations for all the periods presented.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to our own records, our websites, including www.fang.com received a monthly average of approximately 100 million unique visitors in the fourth quarter of 2019. In addition, we had approximately 110 million registered members of our www.fang.com website and had about 25 million registered members of our free and paid Fang membership services as of December 31, 2019.

As of December 31, 2019, our www.fang.com website contained contents covering 665 cities across China, as well as Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain. This website also contains links to other specialized real estate and home furnishing and improvement websites, including our www.jiatx.com website, our e-commerce transaction and payment platform.

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

With our on-the-ground capabilities in approximately 74 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Our Mobile Channels

We have developed a comprehensive real-estate mobile platform comprising our own mobile app, ‘‘Fang Tian Xia,’’ our mobile WAP websites and New Media Matrix, primarily to provide content to and attracts consumers in China’s real estate and home furnishing and improvement-related sectors.

Mobile apps and WAP websites

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of April 30, 2020, we had approximately 17 iOS and 17 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China.

New Media Matrix

We also actively explore and develop new types of mobile channels to expand our mobile access points and user base. Launched in November 2017, our New Media Matrix is a flexible and dynamic communication channel, which includes various self-owned or self-operated programs and media accounts on popular third-party mobile platforms in China, such as Tencent, Baidu, Weibo, Alibaba and Toutiao, to provide frequent, up-to-date property and home furnishing and improvement-related information to home buyers, renters, and real estate agents.

Our National Coverage

As of December 31, 2019, we provided advertisement, property listing, search services, and other real estate-related content in 665 cities in China. We believe this extensive nationwide coverage enhances our national brand image, which enables us to deliver consistent, high-quality services to customers. The real estate industry is inherently a local business, and online marketing and listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our network of branch offices enables us to tailor our services to local conditions and the needs of local property developers and real estate professionals. Our local personnel also provide our headquarters with valuable data insights regarding these local real estate markets, which contributes to our collective knowledge and expertise about real estate markets throughout China.

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

Brand Awareness and Marketing

We employ a variety of marketing and branding promotion methods to promote our online platform and brands recognition and attract our customers, including our directed selling efforts and other methods, such as cooperation with affiliated or third-party partners in the areas of research, academic organizations and the publication of various research reports, event sponsorships, portal collaboration arrangements and marketing alliances. We believe we have become commonly associated with China’s growing real estate and home furnishing and improvement-related sectors.

Real estate knowledge base. Our knowledge of China’s real estate and home furnishing and improvement-related sectors provides a valuable competitive advantage and helps promote our brand names in China’s real estate and furnishing and improvement-related markets. We promote our brand and marketing our service offerings by enhancing the comprehensiveness of our listing data and real estate information on our online platform. We strategically cooperate with our affiliates, including CIH, to improve both the quality and quantity of content and information on our online platform. We also seek to recruit and retain employees well-versed in China’s real estate and home furnishing and improvement-related sectors through a variety of incentive measures, including share-based compensation plans.

Collaboration arrangements with third-parties. We cooperate with well-known third-party online platforms in China to effectively promote our brand and marketing our service offerings by providing valuable real estate and home furnishing and improvement-related data and information to the consumers on these platforms. We operate various mini programs and media accounts on WeChat and Weibo to promote our brand and market our services. Our collaboration arrangements with these online platforms through our New Media Matrix have contributed the rapidest growth of our user base.

Advertising and marketing. We also conduct both online and offline marketing and advertising activities to promote awareness of our online platform and service offerings, “Fang Tian Xia” and “Fang.com” brands, such as advertisements on billboards or online channels with high traffic.

Our Sales Force

We have built a sales and marketing team experienced in the online advertising, Internet and real estate industries. As of December 31, 2019, our sales and marketing team consisted of over 2,000 members. We also occasionally engage sales agents to collect information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which assists us in setting our prices and strategies for each locality.

Our sales and marketing personnel are divided into the new home group, secondary and rental properties group, home furnishing and improvement group. This structure allows our sales and marketing personnel to gain expertise with a specific subset of customers within the market sectors that we target, and effectively design market-tailored services to customers within each subset.

To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. We also apply a merit-based promotion system to motivate our sales personnel.

We are focused on training programs designed to improve the sales and marketing skills of our staff. We provide three types of training to our sales and marketing personnel: (1) mandatory onboarding training for each new sales and marketing employee during a three-month probationary period, (2) rotation training that places every sales and marketing employee in different posts for a certain period of time, and (3) regular training in which weekly seminars and case studies are conducted for sales and marketing personnel. The combination of our training, performance-based compensation, and merit-based promotion system have been effective in identifying, motivating and retaining strong performers.

Our Technology

The key components of our technology platform include:

Large-scale system infrastructure. We have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. Our distributed architecture uses parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

Anti-fraud and anti-spam technology. We have also developed a proprietary anti-fraud and anti-spam system through which we are able to detect and monitor fraudulent activities and identify and filter spam messages. We seek to continuously improve the accuracy and effectiveness of this technology through machine-learning capability and customizable rules.

Data mining technology. Our big data storage and distribution system stores and processes a large amount of multi-dimensional user data, including time and location, user behavior, consumption and social data, which serve as the foundation of our big data technology. Synthesizing a wide variety of data from our users, we have built our recommendation model through machine learning. The model can predict a user’s preference for types of properties or home furnishing and improvements-related services and products, such as location, price range and room size, which allows us to make accurate and personalized recommendations of real estate agents, brokers, properties, services and products to our users.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract users to our online platform and attract customers using our service offerings and on the basis of the quality and quantity of real estate listings and other content and services. We compete for developers’ business on the basis on online traffic volume, customer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the Internet industry.

Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. Some of our competitors may have greater access to capital markets, more financial and other resources and a longer operating history than us.

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

•                  traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending; and

•                  online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include 58.com and Anjuke.com. We also compete with general-purpose advertising media, such as Toutiao and WeChat.

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

As of December 31, 2019, we held 351 registered copyrights and owned or licensed 801 registered trademarks in China. As of the same date, we had 235 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2019, we owned or licensed 1,066 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.jiatx.com and www.fangtx.com.

As of December 31, 2019, we had four registered patents and six patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the PRC.

Facilities

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2019, we leased or owned properties with an aggregate gross floor area of approximately 49,674 sq.m. for our local offices across China in addition to our principal executive offices in Beijing. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

We own a building in Hangzhou with usable space of approximately 27,030 sq.m. as our branch office in Hangzhou.

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

Legal Proceedings

In January 2018, we applied for an arbitration at China International Economic and Trade Arbitration Commission as a claimant for the indebtedness owed to us and breach of contract by a third party. According to the award made by the arbitral tribunal on September 6, 2019, the arbitral tribunal supported our claims.

In April and May 2018, we were involved in suits as one of the defendants for trade mark infringement claimed by a third party, alleging RMB99.9 million, RMB300 million, and RMB500 million, respectively. In March 2019, the People’s High Court of Beijing ruled that we were not the proper defendant for the suits involving RMB300 million and RMB500 million. In June 2019, the Supreme People’s Court upheld the ruling of the People’s High Court of Beijing for the cases involving RMB300 million and RMB500 million. The suit involving RMB99.9 million is still ongoing and we are vigorously contesting the allegations.

In February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We vigorously contested the allegation and received a judgment in our favor. Such third party appealed to a higher court and the case is still under review as of the date of this annual report.

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

Restrictions on Foreign Ownership in the Online Advertising Industry

Internet Content Provision and Wireless Value-Added Services

In September 2000, the State Council promulgated the Telecommunications Regulations, amended in July 2014 and February 2016, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with Internet content provision services and wireless value-added services being classified as value-added telecommunications businesses. In December 2015, MIIT further amended the classification of telecommunications business, which sets out in details of the information service business classification under the category of value-added telecommunications businesses. In June 2019, MIIT further amended the classification of basic telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

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

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. See “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure—If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” and “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure—Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.”

Regulations relating to Our Business

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

•      The Catalog of Classes of Telecommunications Business (Revised in 2019);

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

On May 29, 2015, MIIT promulgated the Circular on Relaxing the Geographical Restrictions Imposed on Certain Service Facilities Providing Value-added Telecommunication Services in the China (Shanghai) Pilot Free Trade Zone, which extends the geographical scope of establishing an agent of call center business and edge routers for domestic Internet virtual private network business from the China (Shanghai) Pilot Free Trade Zone to Shanghai Municipality. On June 19, 2015, MIIT further issued the Circular of the MIIT on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operational E-commerce) Business, which liberalizes the foreign ownership restrictions in online data processing and transaction processing (operational electronic commerce) business by expanding the business areas from the China (Shanghai) Pilot Free Trade Zone to nationwide, and the foreign ownership may be up to 100%.

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

Furthermore, according to the Administrative Provisions on Online Publishing Services, jointly issued by the MIIT and the SARFT in February 2016, all entities that are engaged in Internet publication services in China must be approved by competent publication administrative department and acquire an Online Publishing Service License. The online publishing services defined in the Administrative Provisions on Online Publishing Services refer to the provision of online publications to the public through information networks while the Online Publications refer to digitized works with characteristics of publishing, such as editing, production or processing provided to the public through information networks.

Advertising Services

SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

•      the Advertising Law (Revised in 2018); and

•      the Administration of Advertising Regulations (1987).

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

Internet Live-Streaming Services

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an Internet Audio/Video Program Transmission License is required.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and Tourism and the GAPP to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in August 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an Internet Audio/Video Program Transmission License from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the Internet Audio/Video Program Transmission License may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

In addition, the Cyberspace Administration promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an Internet live-streaming service provider shall (1) establish a live-streaming content review platform, (2) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates, (3) follow the principle of “background real name, foreground voluntary”, conduct verification of online live-streaming users based on valid identity information such as mobile phone number, and validate registration of online live-streaming publishers based on their identity documents, business licenses, organization code certificates, and so forth, and (4) enter into a service agreement with Internet live-streaming services user to specify both parties’ rights and obligations.

In March 2018, the Office for SARFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall (1) not to produce or transmit programs intended to parody or denigrate classic works, (2) not to re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (3) not to transmit re-edited programs which unfairly distort the original content, (4) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (5) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (6) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (7) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Regulations on the Real Estate Service Industry

The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2019, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the PRC Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011, and was further amended on March 1, 2016 and became effective on April 1, 2016.

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

Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the PRC Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and the relevant circulars, to practice as a qualified real estate broker, an individual was required to pass an exam and obtain a qualification certificate for real estate brokers, However, the State Council issued the Decision of the State Council on Canceling and Adjusting a Batch of Administrative Examination and Approval Items on July 22, 2014, which eliminated the qualification certificate requirement for real estate brokers. On June 25, 2015, the PRC Ministry of Human Resources and Social Security and the MOHURD further jointly issued Interim Provisions on the Occupational Qualification System of Professional Real Estate Brokers and the Implementing Measures for Occupational Qualification Exams of Professional Real Estate Brokers, which provide that real estate brokerage professional qualifications are divided into three levels, namely associate real estate broker, real estate broker and senior real estate broker. The associate real estate broker and real estate broker shall pass the examination as a method to evaluate their professional skills.

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

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Administrative Measures on Internet Information Service promulgated by the PRC State Council in September 2000 and revised in January 2011 require Internet content service providers to maintain an adequate system that protects the security of user information. In January 2006, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective on March 15, 2012. It stipulates that ICP operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP operator may only use users’ personal information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, the MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, effective on September 1, 2013, which contains detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and Internet information service providers.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as ‘‘owners and administrators of networks and network service providers,’’ including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, on October 1, 2019, Cyberspace Administration of China issued Provisions on the Cyber Protection of Personal Information of Children to protect the security of personal information of children and promote the healthy growth of children.

Regulations relating to Trademarks

Both the PRC Trademark Law, last amended on November 1, 2019, and the Implementation Regulation of the PRC Trademark Law, effective on May 1, 2014, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights of 10 years to registered trademarks. In addition, trademark license agreements must be filed with the Trademark Office.

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

Regulations relating to Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, as last amended on December 27, 2008, and effective from October 1, 2009, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and as last amended on January 9, 2010, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities, and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, for public health purposes, the State Intellectual Property Office of the PRC may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under relevant international treaties to which PRC has acceded. In addition, according to the Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Regulations relating to Copyrights

According to the Copyright Law of the PRC, which took effect on June 1, 1991, and was last amended February 26, 2010 and subsequently enforced on April 1, 2010, copyright includes computer software, and the Copyright Protection Centre of China provides a voluntary register system for copyright.

According to the Regulation on Computer Software Protection, which took effect on October 1, 1991 and was last amended on January 30, 2013 and subsequently enforced on March 1, 2013, the software copyright shall exist from the date on which its development has been completed, and software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. On February 20, 2002, the National Copyright Administration of the PRC issued the Measures on Computer Software Copyright Registration, which outlines the operational procedures for registration of software copyright, as well as registration of the license for the software copyright and software copyright transfer contracts. The Copyright Protection Center of the PRC is mandated as the software registration agency under the regulations.

Regulations relating to Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names issued by the MIIT, on August 24, 2017 and effective from November 1, 2017, and the Implementing Rules on Registration of Country Code Top Level Domain issued by China Internet Network Information Center on June 18, 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

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

Regulations relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, ‘‘foreign investors’’ means natural person, enterprise, or other organization of a foreign country; ‘‘foreign-invested enterprises’’ means any enterprise established under PRC law that is wholly or partially invested by foreign investors and ‘‘foreign investment’’ means any foreign investor’s direct or indirect investment in mainland China, including: (1) establishing FIEs in mainland China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (3) investing in new projects in mainland China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

The Implementing Regulations of the Foreign Investment Law of the PRC was promulgated on December 26, 2019 by the State Council and became effective on 1 January 2020, which replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, the Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprises, the Regulations on Implementing the Wholly Foreign-Owned Enterprise Law and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Implementing Regulation of the Foreign Investment Law specifies that no foreign investor may invest in any industry forbidden by the negative list and foreign investors making investments the restricted industry shall comply with the special administrative measures for restricted access as requirements on shareholding and senior executives as stipulated in the negative list. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment which affects or is likely to have effect on the national security shall be subject to the national security review. Pursuant to the Implementing Regulation of the Foreign Investment Law, foreign investors or foreign-invested enterprises shall submit the investment information to the competent department of commerce through the enterprise registration system and the National Enterprise Credit Information Publicity System. The competent department of commerce and the department for market regulation under the State Council shall effectively ensure the linkage of relevant business systems, and provide guidance for foreign investors or foreign-invested enterprises on submission of investment information. On December 26, 2019, the Supreme People’s Court issued the Interpretations of the Foreign Investment Law. Both the Implementing Regulations of the Foreign Investment Law and the Interpretations of the Foreign Investment Law came into effect since January 1, 2020.

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

On May 29, 2015, MIIT promulgated the Circular on Relaxing the Geographical Restrictions Imposed on Certain Service Facilities Providing Value-added Telecommunication Services in the China (Shanghai) Pilot Free Trade Zone, which extends the geographical scope of establishing an agent of call center business and edge routers for domestic Internet virtual private network business from the China (Shanghai) Pilot Free Trade Zone to Shanghai Municipality. On June 19, 2015, MIIT further issued the Circular of the MIIT on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operational E-commerce) Business, which liberalizes the foreign ownership restrictions in online data processing and transaction processing (operational electronic commerce) business by expanding the business areas from the China (Shanghai) Pilot Free Trade Zone to nationwide, and the foreign ownership may be up to 100%.

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

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Fang Holdings Limited (Cayman Islands)
Best Work (New York)
Best Fang Holdings LLC (Cayman Islands)
HK Property (Hong Kong)
Outside China
Inside China
Beijing Tuo Shi
75.0%
Shanghai Bao An Enterprise(1)
75.0%
Shanghai Bao An Hotel(1)
Beijing Hong An
Jia Tian Xia Network Technology
Beijing Fang Chao
Beihai Tian Xia Dai Microfinance
70.0%
Shanghai SouFun Microfinance(2)
Beijing Cun Fang
Nanchang Cun Fang
Chongqing Fang
Shanghai Fang
Guangzhou Fang Tian Xia
Tianjin Fang Tian Xia
Nanjing Cun Fang
Hangzhou Ji Ju
Beijing Techbology
Beijing Yi Ran Ju Ke
Beijing JTX Techbology
Wuhan Yi Ran Ju Ke
Tianxia Dai Information
SouFun Network
SouFun Media
Hangzhou SouFun Network
Tianjin SouFun Network
Beijing Fang Tian Xia Hong An
Beijing Li Man Wan Jia
Tianjin Jia Tian Xia Microfinance
Chongqing Tian Xia Dai Microfinance
Beijing Li Tian Rong Ze
Beijing Hua Ju Tian Xia
Beijing Internet
Shanghai JBT Real Estate Broking(3)
Equity interest 100% ownership unless otherwise indicated
Contractual Arrangement

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

A. OPERATING RESULTS

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2019. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

•                  Marketing services: We offer advertisement services via our online platform to real estate developers in the marketing phase of new property developments as well as real estate brokers and suppliers of home furnishing and improvement-related products and services.

•                  Listing services: We offer listing services via our online platform to real estate developers, real estate agents and brokers, property managers, property owners, and suppliers of home furnishing and improvement-related products and services to allow them to post information related to properties and home furnishing and improvement-related products and services on our online platform.

•                  Leads generation services: Our leads generation services connect our customers with scattered demand for real estate and home furnishing and improvement-related services by extending their reach and visibility from a limited number of local consumers to a large number of users and user communities on our online platform to generate sales leads for our customers.

•                  Financial services: We provide financial services primarily though our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in August 2014.

•                  E-commerce services: Our e-commerce services primarily include Fang membership services and direct sales services for new homes. We provide both free and paid Fang membership services to our registered members. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in 2018 due to the change in our business development strategies. We suspended our online sublease services in 2019 due to our transformation back to a technology-driven open platform and our business development strategies.

•                  Value-added services: We provide value-added services including portal collaboration.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2019, our websites, including www.fang.com, received a monthly average of approximately 100 million unique visitors and generated a monthly average of approximately 140 million website visits. We currently maintain approximately 74 offices to focus on local market needs.

Our revenues, net loss from continuing operations attributable to our shareholders in 2019 were US$219.7 million and US$23.4 million, respectively. Marketing, listing, leads generation, financial, value-added and e-commerce services accounted for 43.1%, 28.9%, 19.7%, 4.3%, 2.7% and 1.3%, respectively, of our revenues in 2019.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31
Selected Metrics	2018	2019
Average monthly unique visitors (million)*(1)	152	115
Average monthly mobile unique visitors (million)*(2)	117	86

*                      Source: Internal records for data in 2018 and 2019

(1)              Refers to the number of combined average monthly unique visitors for our websites, mobile apps and WAP websites, which includes the number of average monthly mobile unique visitors.

(2)              Refers to the number of combined average monthly unique visitors for our mobile apps and WAP websites.

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

The recent outbreak of COVID-19 has and is continuing to spread rapidly throughout China and other parts of the world since January 2020. The disruption and the potential slowdown of China’s economy in 2020 and beyond could have a material adverse effect on the performance of the real estate and home furnishing and improvement sectors in China, and ultimately, on our results of operations. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.”

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

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although our percentage of revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2019, we had established real estate-related content, search services, marketing and listing coverage of 665 cities across China. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

We expect to face additional competition as we develop and offer new services. For example, we launched our leads generation services in late 2017. Some of our customers offer the same or similar services. Accordingly, we may face competition from these customers. In addition, such competition may adversely affect our relationships with these customers and our business.

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing, leads generation, financial, e-commerce and value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to real estate developers, property buyers and other borrowers and charge interest, service fees and guarantee fees. In 2019, our financial services primarily focused on secured business loans and consumer loans to individual borrowers. As of December 31, 2019, we had loans receivable with a principal balance of US$63.4 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significant less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Our ability to grow the retained business following the completion of the separation of CIH from us

On June 11, 2019, we completed the separation of CIH from us into an independent publicly traded company, whose business comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the completion of the separation and distribution, we continue to retain our business operating a real estate Internet portal in China and pursue our strategy of enhancing our online operations and residential property-related business. We anticipate dedicating our managerial attention and resources to developing the retained business in light of the distinct needs of China’s residential property market, and whether we can continue to grow the retained business depends on our ability to manage and develop such business effectively.

Basis of Presentation

To comply with applicable PRC laws, rules and regulations restricting foreign ownership of companies that operate Internet content provision and online advertising services, we operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. Under the current regulatory regime, Internet content distribution is permitted to operators with less than 50.0% foreign investment and advertising is permitted to all qualified operators. We may consider further optimizing our corporate structure in light of the evolving regulatory environment. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, together with Mr. Jiangong Dai and Mr. Jianning Dai, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

On June 11, 2019, we completed the separation of CIH from us into an independent publicly traded company via a dividend distribution of all the CIH’s ordinary shares owned by us to our equity holders. The business of CIH comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the spin-off of CIH, we have retained our business operating a real estate Internet portal focusing primarily on serving the residential property sector, while CIH strategically focuses on serving the commercial property sector in China. Consequently, certain of our value-added services, listing services and other related services were accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. For the periods presented, the assets and liabilities of the discontinued operations prior to the spin-off of CIH are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less income taxes, are reported as income from discontinued operations, on the consolidated statements of comprehensive income (loss). For more details, see Note 2 and Note 15 to our consolidated financial statements included elsewhere in this annual report.

Components of our Results of Operations

Revenues

We derive our revenues from marketing services, listing services, leads generation services, financial services, e-commerce services, and value-added services.

Marketing Services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. We offer marketing services on our websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. We offer our marketing services to real estate developers as well as real estate brokers and suppliers of home furnishing and improvement-related products and services. Marketing services allow our customers to place advertisements at particular areas on our websites or mobile apps, in particular formats and over particular periods of time.

Listing Services

Our listing service revenues consist of revenues derived from our basic listing services. Prior to the separation of CIH, our listing services included basic listing services and special listing services on our websites and mobile apps. Following the spin-off of CIH, we retained our basic listing services, while the special listing services, namely the specialized marketing campaigns provided primarily to developers through online channels and offline themed events, are operated by CIH. Basic listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites and mobile apps to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from basic listing services are predominantly derived from our secondary and rental business.

Leads Generation Services

We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time.

Financial Services

Our revenues from financial services consist of interest income and service fees from primarily secured consumer loans to individuals that meet our credit assessment requirements.

E-commerce Services

Our e-commerce services, first launched in 2011, primarily include Fang membership services and direct sales services for new homes. Our Fang membership services enable paid members to purchase specified properties from our partner real-estate developers at a discount significantly greater than the membership fees charged by us. We ceased entering into new contracts for our direct sales services for new homes, online home-decorating services and online real estate brokerage services in early 2018 due to the change in our business development strategies.

Value-added services

We provide value-added services primarily including portal collaboration.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily consists of staff costs, tax surcharges, rental costs incurred in relation to sublease services, server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services. Prior to January 1, 2018, value-added taxes were also included in cost of revenues. Staff costs include salary and benefits paid to members of our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers and personnel in the brokerage function. Cost of revenues also includes share-based compensation expenses in connection with share options and other share-based compensation granted to our editorial and production staff. In 2017, 2018 and 2019, our cost of revenues represented 41.4%, 19.3% and 12.9% of our revenues, respectively. We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our cost of revenues, see “—Recent Accounting Pronouncements.”

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

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expenses relating to uncollectible accounts and loans receivable, office expenses, communication expenses, professional service fees and other expenses for general and administrative purposes, as well as maintenance expenses. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel.

Taxation

We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions where we, our subsidiaries or our consolidated controlled entities are domiciled or have operations.

Cayman Islands

Under the current laws of the Cayman Islands, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Under the current laws of the British Virgin Islands, or BVI, all dividends, interests, rents, royalties, compensations and other amounts paid by subsidiaries incorporated in the BVI to persons who are not residents in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of subsidiaries incorporated in the BVI by persons who are not residents in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not residents in the BVI with respect to any shares, debt obligation or other securities of companies incorporated in the BVI.

All instruments relating to transfers of property to or by subsidiaries incorporated in the BVI and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that such subsidiaries incorporated in the BVI do not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to subsidiaries incorporated in the BVI.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2019.

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

The Tax Act reduces the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, we re-measured our deferred taxes as of December 31, 2017, to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. As Best Work Holdings (New York) LLC is loss making since incorporated, therefore we recognized a deferred tax asset of US$13.8 million to reflect the reduced U.S. tax rate and full valuation allowance is provided and corresponding remeasurement were made to unrecognized tax benefit and valuation allowance.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2019.

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

We obtained HNTE certificates for SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Hong An Tu Sheng in November 2015 and have subsequently renewed such HNTE certificates in September and October 2018. Therefore, these five subsidiaries can enjoy the preferential tax rate of 15% from 2015 to 2020. Beijing Tuoshi received the HNTE certificate in December 2016 and had subsequently renewed the HNTE certificate in December 2019. Beijing Tuoshi can enjoy the preferential tax rate of 15% from 2016 to 2021. We also applied for the HNTE status for Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia in 2018 and received the HNTE certificates in September 2018. Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia can enjoy the preferential tax rate of 15% for 2018, 2019 and 2020.

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

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to the two-year EIT exemption for years 2013 and 2014 and a reduced EIT rate of 12.5% for years 2015, 2016 and 2017.

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

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. Our company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2018 and 2019, we had not accrued for PRC tax on such basis.

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

Before the adoption of ASC 606, we assessed whether collectability is reasonably assured at the outset of the arrangement, and subsequently reassessed if there was a substantive change in facts and circumstances. If the collectability of all or a portion of the fee is not reasonably assured, all revenue recognition were deferred until payment was received (assuming all of the other revenue recognition criteria have been met). Upon the adoption of ASC 606, if it is not probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer, consideration received from the customer is initially recorded as a liability. We will recognize nonrefundable consideration received as revenue only when one of the following events has occurred:

•                  we have no remaining obligations to transfer goods or services to the customer and all, or substantially all of the consideration has been received;

•                  the contract has been terminated; or

•                  we have transferred control of the goods or services to which the consideration that has been received relates, and has stopped transferring (and have no obligation under the contract to transfer) additional goods or services to the customer, if applicable.

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

We maintain a general and specific allowance for doubtful accounts for estimated losses inherent in our accounts receivable portfolio. Accounts receivable balances with large creditworthy customers and balances which we have registered the pledge of the titles of real estate properties as collateral from customers are reviewed by us individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. We consider various factors, including historical loss experience, current market conditions, the financial condition of our debtors, any receivables in dispute, the fair value of real estate properties whose titles have been pledged as collateral, the aging of receivables and current payment patterns of sour debtors, in establishing the required allowance. Accounts receivable balances are written off after all collection efforts have been exhausted.

Loans Receivable

Loans receivable consists primarily of secured consumer loans to individuals that have passed our credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by us to the borrowers generally range from three to thirty-six months.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, or ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income (loss) for the periods indicated.

	Year Ended December 31,
	2017(1)		2018(1)		2019
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(US$ in thousands, except percentage)
Revenues
Marketing services	149,267	37.8%	98,377	41.0%	94,639	43.1%
Listing services	141,454	35.8%	81,741	34.0%	63,471	28.9%
Leads generation services(2)	—	—	21,303	8.9%	43,300	19.7%
Financial services	12,055	3.0%	18,060	7.5%	9,561	4.3%
E-commerce services	87,809	22.2%	15,384	6.4%	2,847	1.3%
Value-added services	4,753	1.2%	5,182	2.2%	5,893	2.7%
Total revenues	395,338	100.0%	240,047	100.0%	219,711	100.0%
Cost of revenues
Cost of services	(163,598)	(41.4)%	(46,392)	(19.3)%	(28,260)	(12.9)%
Total cost of revenues	(163,598)	(41.4)%	(46,392)	(19.3)%	(28,260)	(12.9)%
Gross profit	231,740	58.6%	193,655	80.7%	191,451	87.1%
Operating income (expenses)
Selling expenses	(83,579)	(21.1)%	(59,064)	(24.6)%	(73,662)	(33.5)%
General and administrative expenses	(129,719)	(32.8)%	(129,224)	(53.8)%	(99,442)	(45.3)%
Other income	699	0.2%	4,427	1.8%	6,518	3.0%
Operating income from continuing operations	19,141	4.8%	9,794	4.1%	24,865	11.3%
Foreign exchange gain (loss)	15	—	(598)	(0.2)%	154	0.1%
Interest income	11,052	2.8%	10,202	4.3%	9,038	4.1%
Interest expenses	(16,153)	(4.1)%	(21,174)	(8.8)%	(25,402)	(11.5)%
Change in fair value of securities	518	0.1%	167,402	(69.7)%	(46,062)	(21.0)%
Realized gain on available-for-sale securities	2,421	0.6%	761	0.3%	861	0.4%
Government grants	3,025	0.8%	1,224	0.5%	927	0.4%
Investment income, net	6,692	1.7%	6,816	2.8%	2,644	1.2%
Impairment on investments	(2,768)	(0.7)%	—	—	—	—
Other non-operating loss	(4,562)	(1.2)%	(30)	0.0%	—	—
Income (loss) from continuing operations before income taxes	19,381	4.9%	(160,407)	(66.8)%	(32,975)	(15.0)%
Income tax benefit (expenses)	(18,352)	(4.6)%	18,989	7.9%	9,544	4.3%
Income (loss) from continuing operations, net of income taxes	1,029	0.3%	(141,418)	(58.9)%	(23,431)	(10.7)%
Income from discontinued operations, net of income taxes	20,675	5.2%	26,509	11.0%	13,181	6.0%
Net income (loss)	21,704	5.5%	(114,909)	(47.9)%	(10,250)	(4.7)%
Net income (loss) attributable to noncontrolling interests from continuing operations	(3)	—	2	0.0%	(1)	—
Net income (loss) attributable to Fang Holdings Limited’s shareholders	21,707	5.5%	(114,911)	(47.9)%	(10,249)	(4.7)%
Net income (loss) attributable to Fang Holdings Limited’s shareholders from continuing operations	1,032	0.3%	(141,420)	(58.9)%	(23,430)	(10.7)%
Net income attributable to Fang Holdings Limited’s shareholders from discontinued operations	20,675	5.2%	26,509	11.0%	13,181	6.0%

(1)   Financial data for 2017 and 2018 has been recast to present the results of the separation of CIH as discontinued operations.

(2)   We launched our leads generation services in late 2017 and began to recognize revenue from our leads generation services in 2018.

Revenues

Our revenue decreased 8.5% year-over-year in 2019, primarily due to decline in revenue from listing service and e-commerce services, partially offset by an increase in revenue from leads generation services. Our revenues decreased 39.3% year-over-year in 2018, primarily due to decline in revenue from e-commerce services, listing services and marketing services, partially offset by an increase in revenue from leads generation services.

Marketing Services. Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. We offer marketing services on our websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. Revenues from marketing services decreased 3.8% year-over-year in 2019, primarily due to a slowdown in the real estate market and the increased competition for similar services in China. Revenues from marketing services decreased 34.1% year-over-year in 2018, primarily due to (1) the revenues are presented net of value-added tax collected on behalf of government due to the adoption of ASC 606 from January 1, 2018, and (2) a slowdown in the real estate market and the increased competition for similar services in China. In 2017, 2018 and 2019, revenues generated from our marketing services represented 37.8%, 41.0% and 43.1% of our revenues, respectively.

The following table presents our marketing service revenues by our customer category, both in absolute amount and as a percentage of total marketing service revenues, for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(US$ in thousands, except percentage)
New home	121,497	81.4%	98,049	99.7%	94,635	100.0%
Home furnishing and improvement	—	—	328	0.3%	4	0.0%
Secondary and rental	27,770	18.6%	—	—	—	—
Total marketing service revenues	149,267	100.0%	98,377	100.0%	94,639	100.0%

New home business accounted for 81.4%, 99.7% and 100.0% of our marketing service revenues in 2017, 2018 and 2019, respectively. New home business primarily consists of marketing services for newly developed properties for sale. Our new home customers are largely real estate developers and their sales agents who are promoting newly developed properties for sale.

Listing Services. Revenues from our listing services decreased 22.4% year-over-year in 2019, primarily due to the decrease in number of paying subscribers. Revenues from our listing services decreased 42.2% year-over-year in 2018, primarily due to (1) the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018, and (2) the decrease in number of paying subscribers. In 2017, 2018 and 2019, revenues from our listing services represented 35.8%, 34.1% and 28.9% of our revenues, respectively. We believe that listing service revenues will continue to remain a significant source of revenue. However, regulatory efforts to require additional down payments and other actions to dampen the growing market for secondary homes have impacted and may continue to impact our revenues.

The average revenue per paying subscriber was US$623, US$400 and US$397 for 2017, 2018 and 2019, respectively.

The following table presents our listing service revenues by our customer category, both in absolute amount and as a percentage of total listing service revenues, for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(US$ in thousands, except percentage)
Secondary and rental properties	141,454	100.0%	81,442	99.6%	63,379	99.9%
Other	—	—	299	0.4%	92	0.1%
Total listing service revenues	141,454	100.0%	81,741	100.0%	63,471	100.0%

Secondary and rental properties business accounted for 100.0%, 99.6% and 99.9% of our listing service revenues in 2017, 2018 and 2019, respectively.

Leads Generation Services. We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time. We launched our leads generation services in late 2017 and began to recognize revenue from our leads generation services in 2018.  Revenues from leads generation services increased significantly year-over year in 2019, primarily due to (1) our increased efforts to promote our leads generation services in 2019 to attract potential consumers and secure quality leads for our customers, and (2) an increased acceptance and popularity of our leads generation services. In 2018 and 2019, revenues from leads generation services represented 8.9% and 19.7% of our revenues, respectively.

The following table sets forth a breakdown of our leads generation service revenues by our customer category, both in absolute amount and as a percentage of our total leads generation service revenues, for the period indicated.

	Year Ended December 31,
	2018		2019
	Amount	%	Amount	%
	(US$ in thousands, except percentage)
New home	15,877	74.5%	34,651	80.0%
Secondary properties	2,577	12.1%	6,593	15.2%
Home furnishing and improvement	2,849	13.4%	2,056	4.8%
Total leads generation service revenues	21,303	100.0%	43,300	100.0%

 Our new home business primarily consists of sales to residential property developers and their sales agents who are promoting newly developed properties for sale. Our secondary properties business primarily consists of sales to real estate brokers who are promoting secondary properties for sale. Our home furnishing and improvement business primarily consists of sales to suppliers of home furnishing and improvement-related products and services.

Financial Services. Revenues from financial services decreased 47.1% year-over year in 2019, primarily due to decreased average balance of loans receivable. Revenues from financial services increased 49.8% year-over year in 2018, primarily due to increased average balance of loans receivable, partially offset by the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018. In 2017, 2018 and 2019, revenues from financial services represented 3.0%, 7.5% and 4.3% of our revenues, respectively.

E-commerce Services. Revenues from e-commerce services decreased 81.5% year-over-year in 2019, primarily because (1) we strategically transformed from a transaction-oriented platform back to a technology-driven open platform, and (2) we suspended our online sublease services in 2019 due to our business development strategies. Revenues from e-commerce services decreased 82.5% year-over-year in 2018, primarily due to (1) our business transformation from a transaction-oriented platform back to a technology-driven open platform, and (2) the presentation on a net basis of value-added tax following the adoption of ASC 606 from January 1, 2018. Revenues from e-commerce services represented 22.2%, 6.4% and 1.3% of our revenues in 2017, 2018 and 2019, respectively.

The following table presents our e-commerce service revenues by our customer category, both in absolute amount and as a percentage of total e-commerce service revenues, for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(US$ in thousands, except percentage)
New home	36,672	41.8%	8,046	52.3%	1,503	52.8%
Other	51,137	58.2%	7,338	47.7%	1,344	47.2%
Total e-commerce service revenues	87,809	100.0%	15,384	100.0%	2,847	100.0%

Other product groups accounted for a decreasing portion of our e-commerce services revenues from 2017 to 2018 as we discontinued our online real estate brokerage services, and the percentage remained relatively stable in 2019 as compared to 2018.

Value-Added Services. Revenues from value-added services increased 13.7% year-over-year in 2019, primarily due to our improved customer management and increase in our product price. Revenues from value-added services increased 9.0% year-over-year in 2018, primarily due to our improved customer management and increase in our product price. In 2017, 2018 and 2019, revenues from value-added services represented 1.2%, 2.2% and 2.7% of our revenues, respectively.

Cost of Revenues

Our cost of revenues consists of staff costs, rental costs incurred in relation to sublease services, server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services. Our cost of revenues as a percentage of our revenues was 41.4%, 19.3% and 12.9% in 2017, 2018 and 2019, respectively. Prior to January 1, 2018, cost of revenues also included value-added taxes.

Our cost of revenues decreased 39.1% year-over-year in 2019, primarily due to a decline in staff costs from US$12.0 million in 2018 to US$11.3 million in 2019 as a result of the reduction in staff headcount and the optimization in our cost structure under the technology-driven open platform model. Our cost of revenues decreased 71.6% year-over-year in 2018, primarily due to (1) a decline in staff costs from US$56.1 million in 2017 to US$12.0 million in 2018 as a result of the reduction in staff headcount of our brokerage team for secondary properties and the optimization in our cost structure under the technology-driven open platform model, and (2) the decrease in value-added tax as a result of the adoption of ASC 606 from January 1, 2018.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased 1.1% year-over-year in 2019 and decreased 16.4% year-over-year in 2018. Our gross margin was 58.6%, 80.7% and 87.1% in 2017, 2018 and 2019, respectively.

Operating Expenses

Our operating expenses decreased 8.1% year-over-year in 2019, primarily due to the decrease in bad debt expenses and share-based compensation expenses. Our operating expenses decreased 11.7% year-over-year in 2018, primarily due to the decrease in advertising expenses, management staff costs and bad debt expenses. In 2017, 2018 and 2019, our operating expenses represented 54.0%, 78.4% and 78.8% of our revenues, respectively.

The following table sets forth our operating expenses, in absolute amount and as a percentage of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(US$ in thousands, except percentage)
Selling expenses	83,579	39.2%	59,064	31.4%	73,662	42.6%
General and administrative expenses	129,719	60.8%	129,224	68.6%	99,442	57.4%
Total	213,298	100.0%	188,288	100.0%	173,104	100.0%

Selling Expenses. Our selling expenses increased 24.7% year-over-year in 2019 primarily due to (1) an increase of US$4.5 million in advertising and promotion expenses, primarily due to our increased efforts to promote our leads generation services in 2019 to attract potential consumers and secure quality leads for our customers, and our increased efforts to preserve competitiveness for our marketing services given the increased competition for similar services in China, and (2) an increase of US$3.4 million in staff cost relating to marketing services and leads generation services. Our selling expenses decreased 29.3% year-over-year in 2018, primarily due to the decrease in selling expenses associated with our e-commerce services and advertising and promotional expenses.

General and Administrative Expenses. Our general and administrative expenses decreased 23.0% year-over-year in 2019, primarily due to the decrease in management staff costs and bad debt expenses. Our general and administrative expenses decreased 0.4% year-over-year in 2018, primarily due to the decrease in bad debt expenses.

Other Income. Other income in 2019 consisted of rental income of US$5.2 million, income from litigation of US$0.4 million and loss from hotel operation of US$1.7 million. Other income in 2018 consisted of rental income of US$2.6 million, income from litigation of US$1.4 million and loss from hotel operation of US$0.7 million.

Operating Income (Loss) from Continuing Operations and Operating Margin

As a result of the foregoing, we generated operating income from continuing operations of US$9.8 million and US$24.9 million in 2018 and 2019, respectively. Our operating margin was 4.8%, 4.1% and 11.3% in 2017, 2018 and 2019, respectively.

Interest Income

Our interest income, consisting primarily of interest income from cash and cash equivalent, restricted cash as well as fixed rate time deposits, remained relatively stable at US$10.2 million and US$9.0 million in 2018 and 2019, respectively.

Interest Expenses

Our interest expenses consist primarily of interest incurred as a result of our bank borrowings, short-term bond payable and convertible senior notes. Our interest expenses increased 20.0% year-over-year in 2019, primarily due to additional bank borrowings amounted to US$73.1 million and short-term bond payable amounted to US$102.0 million. Our interest expenses increased 31.1% year-over-year in 2018, primarily due to additional bank borrowings amounted to US$76.3 million.

Change in Fair Value of Securities

Our change in fair value of securities decreased 72.5% from US$167.4 million in 2018 to US$46.1 million in 2019, primarily due to market volatility.

Investment Income, Net

Our investment income, which primarily consisted of dividends from the respective long-term investments in companies including Color Life, Hopefluent, and World Union totaled US$6.7 million, US$6.8 million and US$2.6 million in 2017, 2018 and 2019, respectively.

Impairment on Investments

We had US$2.8 million, nil and nil impairment on investments in 2017, 2018 and 2019, respectively. The impairment resulted from the deteriorating financial condition of Sindeo, of which company we held 11.03% equity interest, while Sindeo completed its wind-down procedure in 2017.

Income Tax (Expenses) Benefit

Our effective tax rate was 94.7%, 11.8% and 28.9% in 2017, 2018 and 2019, respectively. The effective tax rate of 28.9% in 2019 was higher than the statutory income tax rate of 25% primarily due to the effect of (1) reversal of previously recorded unrecognized tax benefits, provision and reversal of related interest and penalty liabilities in the amount of US$20.3 million because of expiration of statutory limitation, and (2) research and development super deduction of US$3.2 million, partially offset by (1) the effect of international tax rate differences in the amount of US$8.2 million, (2) non-deductible expenses in the amount of US$6.4 million, and (3) provision of withholding tax of PRC subsidiaries in the amount of US$4.7 million based on the dividend tax rate applied to the profits generated by these subsidiaries and expected to be distributed. In 2017, 2018 and 2019, we recorded changes in valuation allowances of US$8.8 million, US$1.3 million and US$1.3 million, respectively, primarily attributable to operating losses arising from entities operating online real estate brokerage service and not anticipating sufficient taxable income in foreseeable future.

The effective tax rate of 11.8% in 2018 was lower than the statutory income tax rate of 25% primarily due to (1) non-deductible expenses in the amount of US$16.0 million, (2) provision of withholding tax of PRC subsidiaries in the amount of US$11.7 million based on the dividend tax rate applied to the profits generated by these subsidiaries and expected to be distributed, and (3) the effect of international tax rate differences in the amount of US$6.9 million, partially offset by (1) reversal of previously recorded unrecognized tax benefits in the amount of US$8.9 million because of expiration of statutory limitation, (2) the effect of tax holidays or preferential tax rates in the amount of US$3.5 million, and (3) research and development super deduction of US$2.7 million.

The effective tax rate of 94.7% in 2017 was higher than the statutory income tax rate of 25% primarily due to (1) interest and penalties on unrecognized tax benefits in the amount of US$9.3 million, (2) changes in valuation allowance in the amount of US$8.8 million, and (3) non-deductible expenses in the amount of US$7.7 million, partially offset by (1) the effect of tax holidays or preferential tax rates in the amount of US$9.5 million, and (2) reversal of previously recorded unrecognized tax benefits in the amount of US$4.3 million because of expiration of statutory limitation.

B. Liquidity and Capital Resources

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings, short-term bond, convertible senior notes and equity financings. As of December 31, 2019, we had US$105.3 million in cash and cash equivalents, US$219.1 million in current portion of restricted cash and US$194.7 million in short-term investments, compared to US$171.2 million, US$245.5 million and US$16.0 million as of December 31, 2018, respectively. Of our cash and cash equivalents as of December 31, 2019, US$93.9 million was held inside the PRC and US$11.4 million was held outside of the PRC. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Government control of currency conversion may limit our ability to utilize our revenues effectively” for additional discussion. All of our investments with original stated maturities of 90 days or less and readily convertible to known amount of cash are classified as cash and cash equivalents. As of December 31, 2017, 2018 and 2019, we had short-term investments of US$55.8 million, US$16.0 million and US$194.7 million, respectively.

On October 29, 2019, Soufun Network, one of our PRC subsidiaries, through a consolidated trust, purchased a 364-day RMB-denominated structured note (“the Structured Note”) issued by Guotai Junan Financial Products Limited (“GTJA”), a financial institution in Hong Kong, at a total consideration of RMB720.0 million (equivalent to US$102.0 million). The transaction cost related to the issuance of the Structured Note is US$796,000. In connection with the issuance of the Structured Note, GTJA purchased a 364-day RMB-denominated short-term bond issued by our company with an aggregate principal amount of RMB720.0 million due 2020 (the “2020 Bonds”) in reliance on Regulation S under the Securities Act. All the repayments of the principal and interests under the 2020 Bonds received by GTJA are designated to the settlement of the Structured Note. The transfer of the Structured Note is subject to prior written consent of GTJA.

As of December 31, 2019, we had U.S. dollar-denominated short-term borrowings of US$194.8 million and RMB denominated short-term borrowings of US$69.8 million obtained from financial institutions in the United States and the PRC. These bank borrowings are secured by bank deposits of approximately US$258.8 million, placed with financial institutions in China. The cash deposits pledged for these bank borrowings could be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets. Certain of these bank borrowings included cross default provisions.

As of December 31, 2019, we had U.S.-dollar denominated long-term bank borrowings of US$63.4 million and RMB denominated long-term bank borrowings of US$120.8 million obtained from financial institutions in the United States and PRC, respectively.

These bank borrowings, which totaled US$448.8 million, were incurred to satisfy the operating needs of our company and our offshore subsidiaries outside of the PRC, including repurchase of convertible notes, property acquisitions, leasehold improvement and construction.

In December 2013 and January 2014, we sold an aggregate principal amount of US$350.0 million and US$50.0 million, respectively, of convertible senior notes due 2018 (the “2018 Notes”). The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes may be converted, under certain circumstances, based on the current conversion rate of 50.9709 ADSs per US$1,000 principal amount of 2018 Notes (after the five-for-one ADS ratio change effected in April 2014 and dividend distributions in August 2014 and March 2015, respectively), which is equivalent to a conversion price of approximately US$19.62 per ADS. The net proceeds to us from the issuance of the 2018 Notes were US$390.5 million. We are required to pay cash interest at an annual rate of 2.00% on the 2018 Notes. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. We incurred debt issuance costs of US$9.5 million, which are being amortized to interest expense to the first put date of the 2018 Notes. On November 15, 2016, our company delivered a notice of repurchase right at the option of the holder to the holders of the 2018 Notes. Upon completion of the repurchase on December 15, 2016, an aggregate principal amount of US$394.3 million of the notes was tendered for repurchase, representing approximately 98.6% of the outstanding principal amount of the 2018 Notes prior to such repurchase. The 2018 Notes matured in December 2018, and we repurchased the remaining balance of US$5,700 of the 2018 Notes upon maturity.

In September and November 2015, we sold an aggregate principal amount of US$100.0 million and US$200.0 million, respectively, of convertible notes due 2022 (the “2022 Notes,” collective with the 2018 Notes, the “notes”). The 2022 Notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes may be converted, under certain circumstances, based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share. The net proceeds to us from the issuance of the 2022 Notes were US$300.0 million. We are required to pay cash interest at an annual rate of 1.5% on the 2022 Notes. Interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016. We incurred debt issuance costs of US$1.1 million, which are being amortized to interest expense to the first put date of the 2022 Notes. In October 2018, we repurchased a total of US$50 million of the 2022 Notes, representing approximately 25% of the outstanding principal amount of the 2022 Notes prior to such repurchase, for a consideration of US$38.9 million, and the difference was recorded in convertible notes as unamortized premium. In October 2019 and December 2019, we repurchased from certain holders of the 2022 Notes in an aggregate principal amount of US$82.94 million for a total consideration of US$83.12 million. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Redemption of convertible notes.” As of the date of this annual report, an aggregate principal amount of US$167.06 million of the 2022 Notes remained outstanding.

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

We believe that our working capital is sufficient for our present requirements, taking into consideration the potential impact the outbreak of COVID-19 may have on our business and operations. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Item 3.D. Key Information—Risks Factors—Risks related to our ADSs, ordinary shares and notes—We may need additional capital, and the sale of additional ADSs, convertible notes or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.”

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated.

	Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	126,889	55,005	69,259
Net cash used in investing activities	(284,512)	(106,665)	(57,003)
Net cash generated from (used in) financing activities	71,969	34,700	(74,116)
Exchange rate effect on cash, cash equivalents and restricted cash	29,302	(26,728)	(18,882)
Net decrease in cash, cash equivalents and restricted cash	(56,352)	(43,688)	(80,742)
Cash, cash equivalents and restricted cash at beginning of year	547,612	491,260	447,572
Cash, cash equivalents and restricted cash at end of year	491,260	447,572	366,830

Net Cash Generated from Operating Activities

We had net cash generated from operating activities of US$69.3 million in 2019, which was primarily attributable to net loss of US$10.3 million, adjusted for (1) change in fair value of securities in amount of US$45.3 million, (2) the depreciation and amortization expense of US$25.2 million, (3) compensation expenses related to investment in CIH of US$13.6 million, and (4) an increase of deferred revenue of US$12.6 million primarily as a result of an increase in advance from customers, partially offset by an increase of US$19.0 million in accounts receivable.

We had net cash generated from operating activities of US$55.0 million in 2018, which was primarily attributable to net loss of US$114.9 million, adjusted for (1) change in fair value of securities in amount of US$165.9 million, (2) the depreciation and amortization expense of US$25.9 million, and (3) allowance for doubtful accounts of US$24.6 million, partially offset by (1) a decrease of US$42.9 million in accrued expenses and other liabilities primarily due to a decrease in the amount payable to sales and marketing agents and payroll payables, and (2) an increase of US$18.4 million in accounts receivable.

We had net cash generated from operating activities of US$126.9 million in 2017, which was primarily attributable to (1) our net income of US$21.7 million during this period, (2) a decrease in loans receivable of US$45.7 million provided to property buyers, real estate developers and other borrowers primarily as a result of bank loans deposited at relevant banks to secure our loans, and (3) an increase of deferred revenue of US$30.3 million primarily as a result of an increase in advance from customers, partially offset by (1) a decrease of US$39.3 million in accrued expenses and other liabilities primarily due to a decrease in accrued unrecognized tax benefits, and (2) a decrease in customers’ refundable fees of US$22.7 million.

Net Cash Used in Investing Activities

Our net cash used in investing activities was US$57.0 million in 2019, primarily attributable to (1) acquisition of short-term investment of US$249.9 million, (2) origination of loans receivable of US$118.8 million, (3) acquisition of long-term investments of US$44.4 million, and (4) acquisition of property and equipment of US$12.1 million, partially offset by (1) collection of loans receivable of US$181.8 million, (2) proceeds from short-term investments of US$176.2 million, and (3) proceeds from disposal of equity investments with readily determinable fair value of US$10.3 million.

Our net cash used in investing activities was US$106.7 million in 2018, primarily attributable to (1) acquisition of short-term investment of US$721.7 million, (2) origination of loans receivable of US$134.8 million, (3) acquisition of property and equipment of US$96.1 million, and (4) acquisition of long-term investments of US$84.5 million, partially offset by (1) proceeds from short-term investments of US$759.7 million, (2) repayment of loans receivable of US$149.5 million, and (3) proceeds from government in connection with the purchase of land use right of US$14.4 million.

Our net cash used in investing activities was US$284.5 million in 2017, primarily attributable to (1) acquisition of short-term investment of US$383.1 million, (2) origination of loans receivable of US$212.8 million, and (3) deposits for non- current assets of US$55.5 million, partially offset by (1) proceeds from maturity of fixed-rate time deposits of US$373.4 million, and (2) repayment of loans receivable of US$86.9 million.

Net Cash Generated from (Used in) Financing Activities

Our net cash used in financing activities was US$74.1 million in 2019, primarily due to (1) redemption of convertible senior notes in amount of US$83.1 million, (2) repayment of loans in amount of US$43.7 million, and (3) cash disposed in connection with the separation of CIH of US$19.9 million, partially offset by proceeds from issuance of long-term loans of US$71.2 million. In addition, we purchased the Structured Note at a consideration of US$102.8 million in connection with our issuance of the 2020 Bonds with an aggregate principal amount of US$102.0 million.

Our net cash generated from financing activities was US$34.7 million in 2018, primarily due to (1) proceeds of US$36.3 million from short term loans, and (2) proceeds of US$66.8 million from long term loans, partially offset by (1) redemption of convertible senior notes in amount of US$44.6 million, and (2) repayment of US$26.9 million loans.

Our net cash generated from financing activities was US$72.0 million in 2017, primarily due to proceeds from long-term loans of US$111.5 million, partially offset by repayment of loans of US$44.0 million.

Capital Expenditures

Our capital expenditures were US$100.1 million, US$96.1 million and US$12.1 million in 2017, 2018 and 2019, respectively. There are also constructions as well as development and renovation needs. We bought more land and properties. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C. Research and Development, Patents and Licenses, etc.

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high-performance computing. See “Item 4. B. Information on the Company—Business Overview—Intellectual Property.”

D. Trend Information

The COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 outbreak may materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. D. Key Information—Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not currently have any material outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment due by period(1)
	Total	Less than one year	One to three years	Three to five years	More than five years
	(US$ in thousands)
Convertible senior notes with principal and interest	174,438	2,506	171,932	—	—
Operating leases	4,903	2,940	1,963	—	—
Capital commitment	24,959	12,469	11,764	363	363
Loan principal and interest expense obligation	322,597	87,877	67,586	68,674	98,460

(1)         Our estimated liability for unrecognized tax benefits is included in other non-current liabilities. As of December 31, 2019, we had accrued unrecognized tax benefits and related interest and penalties of US$121.9 million. As we are currently unable to make a reasonably reliable estimate of the possible change and the timing of payments in individual years in connection with these tax liabilities, such amounts were not included in the contractual obligation table. For borrowings with a floating interest rate amounted to US$70.6 million, the most recent rates between 4.10% and 4.29% as of December 31, 2019 were applied.

Our 2022 Notes will mature in September and November 2022, respectively, unless earlier repurchased or converted into our ADSs based on the current conversion rate of 27.9086 Class A ordinary shares per US$1,000 principal amount of the 2022 Notes, which is equivalent to a conversion price of approximately US$35.83 per Class A ordinary share. The conversion rate is subject to certain corporate events. The interest is payable semiannually in arrears on March 31 and September 30 of each year, beginning on March 31, 2016. As of the date of this annual report, an aggregate principal amount of US$167.06 million of the 2022 Notes remain outstanding.

Our loan principal and interest expense obligations relate to our U.S.-dollar denominated bank borrowings of US$85.9 million and RMB denominated bank borrowings of US$236.7 million obtained from financial institutions in the United States and PRC. US$90.1 million of bank borrowings are secured by bank deposits of approximately US$36.3 million placed with financial institutions in China. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

US$228.7 million of bank borrowings were secured by building and construction in progress as of December 31, 2019.

Our capital commitments relate primarily to the construction project of a building in Tianjin, respectively. These properties will be used as our new branch offices.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Vincent Tianquan Mo	56	Executive chairman of the board of directors
Jian Liu	44	Chief executive officer
Shaohua Zhang	56	Independent director
Howard Huyue Zhang	49	Independent director
Hong Qin	57	Independent director
Zhizhi Gong	40	Director
Frank Hua Lei	40	Chief investment officer
Zijin Li	35	Acting chief financial officer and board secretary
Zhihong Zhang	50	Chief operations officer

Vincent Tianquan Mo is our founder and has served as our executive chairman of our board of directors since 1999. Mo also serves as the chairman of the board of directors of China Index Holdings Limited (NASDAQ: CIH) and a director of the board of directors of Hopefluent Group Holdings Limited (0733.HK). Prior to founding Fang Holdings Limited and China Index Holdings Limited, Mr. Mo served as an Executive Vice President at Asia Development and Finance Corporation from 1996 to 1998, a General Manager for Asia at Teleres, a venture of Dow Jones & Co., and AEGON US which provides online commercial real estate information services from 1994 to 1996. Mr. Mo holds a bachelor’s degree in engineering from South China University of Technology, a master’s degree of science degree in business administration from Tsinghua University and a master of arts degree and Ph.D candidate in economics from Indianan University. Mr. Mo is the uncle of Mr. Jianning Dai, who is our general manager for asset management.

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

Howard Huyue Zhang has served as an independent director of our company and a member and the chair of our audit committee since May 2019. Mr. Zhang has also served as a managing director of real estate investment division of CITIC Private Equity Funds Management Co., Ltd., a private equity asset management company in China, since March 2018. Mr. Zhang had served as a managing director at Blackstone Group (HK) Limited, a subsidiary of Blackstone Group L.P. (NYSE: BX), from October 2014 to January 2018. Mr. Zhang was the chief investment officer at Infrared NF Investment Advisers Limited, a Hong Kong-based private equity real estate fund, from 2008 to September 2014, and was responsible for acquisitions in the real estate market of China. He had also worked at Citigroup Property Investors, a principal investment firm based in the United States. Mr. Zhang has extensive real estate investment and asset management experience in the Greater China area and the United States. Mr. Zhang received a bachelor’s degree from Tsinghua University in architecture and a master’s degree from Massachusetts Institute of Technology in real estate. He is also a chartered financial analyst.

Hong Qin has served as an independent director of our company, a member of our audit committee and compensation committee, and a member and the chair of our nominating and corporate governance committee since November 2019. Ms. Qin has also served as a senior research fellow at the National Institute of Development and Strategy of Renmin University of China since May 2019. Ms. Qin worked at the Policy Research Center of the Ministry of Housing and Urban-Rural Development of the PRC from May 1992 to April 2019, where she served in various positions and was the director from October 2011 to April 2019. Ms. Qin has extensive real estate policy research experience. Ms. Qin received a bachelor’s degree from Shandong University of Finance and Economics in business economics in 1985 and a master’s degree from Chinese Academy of Social Sciences in urban economics in 1988.

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

Frank Hua Lei has served as our chief investment officer since January 2019. Mr. Lei had served as the acting chief financial officer of our company since September 2016 and as our chief financial officer from November 2016 to January 2019. He joined us in 2009 and has accumulated extensive experience across multiple functions in our company. Prior to the recent appointments, Mr. Lei had been the managing director of our company’s investment management division and the deputy chief financial officer in 2015 and 2014, respectively. Mr. Lei holds a Ph.D. in finance from University of the West of England in the United Kingdom, a master’s degree in banking and finance from Loughborough University in the United Kingdom and a bachelor’s degree in economics from Beijing Forestry University in China.

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

In 2019, we paid aggregate cash compensation of approximately US$14.3 million to our directors and executive officers as a group, including the US$13.6 million compensation expenses recognized related to our purchase of ordinary shares of CIH. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Sale and Purchase Agreement” and Note 5 to our consolidated financial statements included elsewhere in this annual report for details. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. As of April 30, 2020, we had awarded to several of our employees and directors options to purchase 9,708,100 ordinary shares of our company under the 1999 Stock Incentive Plan. As of April 30, 2020, options to purchase 2,845,170 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

b. Special Stock Options

As of April 30, 2020, we had awarded 18,327,800 special stock options to purchase 9,163,900 ordinary shares to our employees and directors, with exercise prices ranging from US$1.99 to US$10.63, since December 31, 2006. Terms for special stock options are the same as standard stock options, except that two special stock options are exercisable into one Class A ordinary share. These special stock options vest 10.0% after the first year of service, 20% after the second year of service, 40.0% after the third year of service and 30.0% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock options is 10 years.

In December 2018, we extended the expiration date of share options to purchase 252,500 ordinary shares granted in 2008 under the 1999 Stock Incentive Plan to certain employees from December 30, 2018 to December 30, 2028. The replacement awards were fully vested as of the replacement date. The total incremental share-based compensation of US$0.6 million resulting from the modification is fully recognized during the year ended December 31, 2018.

In 2018, we extended the expiration date of share options to purchase 518,175 ordinary shares granted under the 1999 Stock Incentive Plan to certain employees for a term of period ranging from two days to nine years. These stock options had expired prior to December 31, 2017. The awards granted were fully vested as of the extension date. These transactions were accounted for as new grant. The total incremental share-based compensation of US$2.8 million resulting from such new grant is fully recognized in 2018.

In April 2019, we extended the expiration date of share options to purchase 119,920 ordinary shares granted under the 1999 Stock Incentive Plan to certain employees, to July 27, 2019 and March 30, 2020, respectively. These stock options would have been expired between April 27, 2019 and December 30, 2019 if not modified. These options were fully vested as of the date of the modification and US$0.02 million incremental compensation cost was recognized for the year ended December 31, 2019 resulting from the modification.

In June 2019, we extended the expiration date of share options to purchase 119,920 ordinary shares granted under the 1999 Plan to certain employees to July 27, 2020 and March 30, 2021, respectively. These stock options would have been expired between July 27, 2019 and March 30, 2020 if not modified. These options were fully vested as of the date of the modification and US$0.01 million of incremental compensation cost was recognized for the year ended December 31, 2019 resulting from the modification.

In December 2019, we extended the expiration date of share options to purchase 225,000 ordinary shares granted under the 1999 Plan to certain employees to December 30, 2029. These stock options would have been expired on December 30, 2019 if not modified. These options were expected to be vested on November 14, 2020. There was US$0.8 million of incremental compensation cost resulting from the modification, of which US$0.03 million was recognized for the year ended December 31, 2019.

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

As of April 30, 2020, we had awarded options to purchase 8,969,792 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$1.99 to US$30.00.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of April 30, 2020, there were outstanding options to purchase 2,611,570 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 2,373,970 ordinary shares were exercisable.

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

In August 2017, we replaced share options to purchase 1,377,730 ordinary shares granted during the years ended December 31, 2015 and 2016 under the 2015 Stock Incentive Plan to 200 employees with (i) 153,036 options to purchase 153,036 ordinary shares and (ii) 1,224,694 restricted shares. The exercise price of 153,036 options was reduced from a range of US$27.2 and US$30.0 per ordinary share to US$18.1 per ordinary share. The replacement awards were subject to graded vesting over four years from the replacement date, in which 25% of the awards vest at the end of each of the four years. The total incremental share-based compensation of US$12.5 million resulting from the modification is recognized ratably over the new requisite service period. The total unamortized share-based compensation of US$7.4 million resulting from the modification is recognized ratably over the original requisite service period.

In June 2019, we granted options to certain of our officers and employees under the 2015 Stock Incentive Plan to purchase 1,423,337 ordinary shares at exercise prices of US$5.85 per ordinary share. The options were subject to graded vesting over four years from the grant date, in which 25% of the awards vest at the end of each of the four years. The options have a contractual term of ten years.

As of April 30, 2020, we had awarded options to purchase 2,993,537 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share ranging from US$1.99 to US$27.2, and granted 1,675,525 restricted shares.

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

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of April 30, 2020, there were outstanding options to purchase 1,737,957 of our ordinary shares under the 2015 Stock Incentive Plan, of which options to purchase 273,620 ordinary shares were exercisable.

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

In connection with separation of CIH from us and in order to make our equity awards holders whole against the adverse changes in the awards’ value following the separation, CIH issued the equivalent number of CIH’s equity awards to the holders of our equity awards to make them whole under the separation. Such CIH’s equity awards have a nominal exercise price and may be exercisable if and to the extent that the corresponding equity awards of our company are exercised. There was US$0.8 million incremental compensation cost resulting from the modification, of which US$0.6 million were recognized for the year ended December 31, 2019.

In November 2019, we reduced the exercise prices of share options to purchase 5,991,867 ordinary shares from the original exercise price ranging from US$5.0 to US$30.0 per share to the new exercise price of $1.99 per share, which were granted to certain of our employees under the 1999 Stock Incentive Plan, 2010 Stock Incentive Plan and 2015 Stock Incentive Plan during the years from 2006 to 2019. In addition to the adjustment of exercise price, we also adjusted the vesting schedules for certain share options. See Note 18 to our consolidated financial statements included elsewhere in this annual report for details. There was US$9.1 million of incremental compensation cost resulting from the modification, of which US$1.1 million were recognized for the year ended December 31, 2019.

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share options

Name	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)
	112,500	—	1.99	December 30, 2018	December 30, 2026
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—	1.99	December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2022
	50,000	—	1.99	December 1, 2016	December 1, 2026
	144,169	—	1.99	June 7, 2019	June 6, 2029
Next Decade / Mr. Mo(1)	—	1,754,500	1.99	September 30, 2006	September 29, 2021
	112,500	—	1.99	December 30, 2018	December 30, 2026
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—	1.99	December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2022
	50,000	—	1.99	December 1, 2016	December 1, 2026
	144,168	—	1.99	June 7, 2019	June 6, 2029
Qian Zhao(2)	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Sam Hanhui Sun(3)	*	—	30.00	March 31, 2015	March 31, 2025
	*	—	27.2	February 25, 2016	February 24, 2026
Jian Liu	*	—	1.99	September 17, 2010	September 16, 2025
	*	—	1.99	August 15, 2012	August 14, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Frank Hua Lei	*	—	1.99	September 17, 2010	September 16, 2020
	*	—	1.99	July 26, 2012	July 25, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Zhihong Zhang	*	—	1.99	September 17, 2010	September 16, 2025
	*	—	1.99	July 26, 2012	July 25, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Zijin Li	*	—	1.99	June 7, 2019	June 6, 2029

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)

Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

(2)	Mr. Qian Zhao resigned from our board of directors, effective from November 18, 2019.
(3)	Mr. Sam Hanhui Sun resigned from our board of directors, effective from May 22, 2019.

Restricted shares

Name	Number of Class A ordinary shares represented by restricted shares	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)	*	August 29, 2017	August 28, 2027
Next Decade / Mr. Mo(1)	*	August 29, 2017	August 28, 2027
Jian Liu	*	August 29, 2017	August 28, 2027
Frank Hua Lei	*	August 29, 2017	August 28, 2027
Zhihong Zhang	*	August 29, 2017	August 28, 2027
Total	260,090

* Aggregate number of shares represented by all grants of restricted shares to the person accounts for less than 1.0% of our total outstanding shares on an as converted basis or voting power.

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

Mr. Sam Hanhui Sun resigned from our board of directors, effective from May 22, 2019, replaced with Mr. Howard Huyue Zhang, who was appointed as an independent director of our board and a member and the chair of the audit committee of our board, effective from the same date.

Mr. Qian Zhao resigned from our board of directors, effective from November 18, 2019, replaced with Ms. Hong Qin, who was appointed as an independent director of our board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of our board, effective from the same date.

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

Board Committees

Audit Committee. Our audit committee consists of Howard Huyue Zhang, who chairs our audit committee, Hong Qin and Shaohua Zhang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Howard Huyue Zhang is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

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

Nominating and Corporate Governance Committee. We have established a nominating and corporate governance committee, which is responsible for identifying individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee include Hong Qin, who chairs our nominating and corporate governance committee, and Mr. Mo, our executive chairman.

Compensation Committee. Our compensation committee consists of Mr. Mo, who chairs our compensation committee, and Hong Qin.

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

•                  certifying that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation;

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

D. Employees

We had 5,795, 4,367 and 3,359 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2019:

Function	Number
Editorial and production	523
Sales and marketing	2,364
Management and general administrative	217
Technical and research	255
Total	3,359

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information is based upon in the table below is based upon the fact that there are 89,740,177 ordinary shares, consisting of 65,403,527 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding as of April 30, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned				Percentage of Aggregate Voting
	Class A No.	Percent	Class B No.	Percent	Power(1)
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities(2)	5,446,806	8.2%	21,586,290	88.7%	71.7%
Digital Link Investments Limited(3)	*	*	2,750,360	11.3%	9.0%
General Atlantic Singapore Fund Pte. Ltd.(4)	11,106,442	17.0%	—	—	3.6%
Safari Group Holdings Limited(5)	3,418,803	5.2%	—	—	1.1%
IDG and its affiliated entities(6)	8,534,277	13.0%	—	—	2.8%
FIL Limited(7)	1,686,447	2.6%	—	—	0.5%
Fosun International Limited(8)	3,286,208	5.0%	—	—	1.1%
Directors and Executive Officers:
Mr. Vincent Tianquan Mo(2)	5,446,806	8.2%	21,586,290	88.7%	71.7%
Qian Zhao	*	*	—	—	*
Sam Hanhui Sun	*	*	—	—	*
Howard Huyue Zhang	—	—	—	—	—
Hong Qin	—	—	—	—	—
Jian Liu	*	*	—	—	*
Zijin Li	*	*	—	—	*
Zhihong Zhang	*	*	—	—	*
Frank Hua Lei	*	*	—	—	*
Zhizhi Gong	*	*	—	—	*
All directors and executive officers as a group	5,603,943	8.6%	21,586,290	88.7%	71.7%

*    Less than 1.0% of total outstanding voting securities on an as converted basis.

**  Except where otherwise disclosed in the footnotes below, the business address of our directors and executive officers is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

(1) For each person and group included in this column, percentage of total voting power represents dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary share unless approved by our board of directors.

(2) Represents ordinary shares held by Media Partner, Next Decade, Ateefa Limited, Deanhale Limited, Karistone Limited, and Open Land Holdings Limited, including (1) 510,994 Class A ordinary shares represented by ADSs and 11,355,645 Class B ordinary shares held by Media Partner; (2) 1,138,132 Class A ordinary shares, including 14,177 Class A ordinary shares represented by ADSs, and 10,230,645 Class B ordinary shares held by Next Decade; (3) 957,265 Class A ordinary shares owned by Ateefa Limited as a shareholder of Safari Group Holdings Limited; (4) 1,472,298 Class A ordinary shares held by Deanhale Limited; (5) 926,461 Class A ordinary shares held by Karistone Limited, a British Virgin Islands company; and (6) 441,656 Class A ordinary shares represented by ADSs held by Open Land Holdings Limited, a Hong Kong company. All of the shares of Media Partner and Next Decade, each a British Virgin Islands company, are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. The address of Mr. Vincent Tianquan Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.

(3) Includes 387,561 Class A ordinary shares and 2,750,360 Class B ordinary shares. The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.

(4) Represents Class A ordinary shares (as represented by 11,106,442 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on December 10, 2019. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

(5) Represents 3,418,803 Class A ordinary shares beneficially owned by Safari Group Holdings Limited. Safari Group Holdings Limited is owned as to 72.0% by Safari Parent Limited, a Cayman Islands company, and as to 28.0% by Ateefa Limited, a British Virgin Islands company. Safari Parent Limited is affiliated with the Carlyle Group. Mr. Mo is the sole shareholder of Ateefa Limited. The address of Safari Group Holdings Limited is the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(6) Represents Class A ordinary shares beneficially owned by IDG and its affiliates as reported in a Schedule 13D/A filed by it and its affiliates on December 2, 2019, including 8,534,277 Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited, including 1,955,277 Class A ordinary shares issuable pursuant to convertible notes beneficially owned by IDG and its affiliated entities. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited.

(7) Represents Class A ordinary shares (as represented by 1,686,447 ADSs) beneficially owned by FIL Limited and its affiliates as reported in a Schedule 13G/A filed by it on February 7, 2020. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

(8) Represents Class A ordinary shares (as represented by 3,286,208 ADSs) beneficially owned by Fosun International Limited and its affiliates as reported in a Schedule 13G/A filed by it on February 14, 2020. The address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of April 30, 2020, of the 89,740,177 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 88.7% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

On March 18, 2014, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from one ADS for one Class A ordinary share to five ADSs for one Class A ordinary share. The record date for the ratio change was March 28, 2014. For our ADS holders, this ratio change had the same effect as a five-for-one ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on April 7, 2014.

On June 25, 2019, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from five ADSs for one Class A ordinary shares to one ADS for one Class A ordinary share. For our ADS holders, this ratio change had the same effect as a one-for-five reverse ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on July 8, 2019.

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

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in our subsidiaries to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our then wholly-owned PRC subsidiaries, to enter into the 2016 Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the 2016 Structure Contracts, the equity interests of our consolidated controlled entities were held by our nominee shareholders, i.e., Vincent Tianquan Mo, executive chairman of our board of directors, Richard Jiangong Dai, our director (until February 2016 when Mr. Jiangong Dai resigned) and former chief executive officer, and certain wholly-owned subsidiaries of theirs, and we exercised effective control over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network.

Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Internet Technology Development Co., Ltd. and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing TuoShi, our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into a supplemental agreement with Beijing TuoShi, Beijing Technology, Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai to transfer all the rights, obligations and responsibilities of Mr. Jiangong Dai under certain Structure Contracts to Mr. Jianning Dai.

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

2015 Registration Rights Agreements

On September 24, 2015, we entered into a registration rights agreement with Safari and Safari CB, under which each of Safari and Safari CB has demand registration rights pursuant to which we will be required to effect the registration of all or a portion of its Class A ordinary shares (issuable pursuant to the 2022 Notes in the case of Safari CB), provided that the aggregate price of registrable securities to be sold to the public is expected to equal or exceed US$20.0 million.

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

Separation and Distribution Related Agreements in connection with the Separation of CIH

On May 24, 2019, we entered into with CIH a separation and distribution agreement and related ancillary agreements, including intellectual property right license agreement, business cooperation agreement, data service agreement, software license agreement and lease framework agreement in connection with the separation and distribution to provide a framework for our relationship with CIH after the separation and distribution. These agreements provide for the allocation between us and CIH of business, assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation and distribution and govern certain relationships between us and CIH after the separation and distribution. The summaries of each of the aforementioned agreements are listed as below.

Separation and Distribution Agreement

We have entered into a separation and distribution agreement with CIH, which sets forth our agreements with CIH regarding the principal transactions necessary to separate CIH from us. It also sets forth other agreements that govern certain aspects of our relationship with CIH after the completion of the separation and distribution.

Delineation of business. According to the separation and distribution agreement, CIH has the exclusive right to operate the spun-off business comprising certain portions of our listing and value-added services, and we have the exclusive right to operate the retained business. In particular, the spun-off business comprises (1) certain information and analytics services, initially operated as part of our value-added services, and (2) certain marketplace services, initially operated as part of our listing services. Following the separation and distribution, CIH will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while we retain our business operating a real estate Internet portal focusing primarily on serving the residential property sector.

Transfer of assets and assumption of liabilities. The separation and distribution agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to CIH as part of the separation of Fang into two independent companies, and describes when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement provides that, subject to the terms and conditions contained in the agreement: (1) we assigned to CIH all of the assets and liabilities of us related to the spun-off business; and (2) all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the foregoing are retained or assumed by us, including but not limited to the tax liability that may be borne by us in the event that the separation and distribution were considered as not tax-free by competent taxation authorities, and the potential liability associated with the assets retained in us after the separation and distribution.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither we nor CIH will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or CIH, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees would bear the economic and legal risks that any conveyance would prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

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

The distribution. The separation and distribution agreement also governs the rights and obligations of the parties regarding the distribution. On the distribution date, we will cause CIH’s share registrar and depositary to distribute to our equity holders that hold our ordinary shares or ADSs as of the record date all of CIH’s issued and outstanding ordinary shares (including those represented by ADSs) prior to the separation and distribution. No fractional ordinary shares will be distributed in the distribution. Our ADSs holders will receive cash in lieu of any fractional ADSs. The separation and distribution agreement provides that the distribution is subject to satisfaction (or waiver by us) of certain conditions. We will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Settlement of accounts between us and CIH. The separation and distribution agreement provides that all inter-company receivables and payables as to which there were no third parties and that are between us or our subsidiaries or consolidated affiliated entities, on the one hand, and CIH or its subsidiaries and VIE, on the other hand, other than accounts related to the agreements to be entered into in connection with the separation and distribution and post-separation agreements between CIH and us and other than any accrued liabilities incurred in connection with providing the services that will be memorialized by certain ancillary agreements, in each case existing as of or immediately prior to the completion of the separation and distribution, would be settled, capitalized, cancelled, assigned or assumed by us or one or more of our subsidiaries.

Releases. Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation and distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, including the separation and distribution agreement or any ancillary agreement.

Claims and indemnification. In general, each party to the separation and distribution agreement will assume or retain liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intellectual property. Following the distribution, we will continue to own Fang.com and other intellectual property rights associated with such brands and will license to CIH certain intellectual property rights for the operation of its business.

Employee Matters. We and CIH have agreed to allocate liabilities and responsibilities relating to certain employee benefit matters, including the issuance of share options by CIH to reflect the share options granted under our equity compensation programs.

Tax Matters. We and CIH have agreed that after to separation, all tax liabilities (1) resulting or arising from the contribution of the spun-off business to CIH, the distribution of CIH’s ordinary shares and the other separation transactions, (2) in the event that the separation and distribution is considered as not tax-free by competent taxation authorities or (3) otherwise attributable to us or relating to the retained business, will be borne by us. Neither we nor CIH will indemnify our equity holders against any tax liability if the distribution, together with certain related transactions, does not qualify as tax-free for U.S. federal income tax or PRC tax purposes. As a result, CIH is generally expected to be liable only for tax liabilities attributable to, or incurred with respect to, the spun-off business or otherwise attributable to CIH after the distribution date.

Legal matters. Except as otherwise set forth in the separation and distribution agreement, CIH will assume the liability for, and control of, all pending and threatened legal matters related to the spun-off business or assumed liabilities and CIH will indemnify us for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation. We will retain liability for pending and threatened legal matters related to the retained business.

Further assurances. In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both we and Fang will agree to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Business Cooperation Agreement

CIH and we have entered into a business cooperation agreement in respect of CIH’s cooperation on certain commercial property-related business, particularly CIH’s listing services, operated through our website, Fang.com, after the separation and distribution. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us.

Business Cooperation. CIH has the exclusive right to operate all the commercial property-related business, such as the online listing of commercial properties and lands as well as the advertising and marketing services provided through our commercial property-related web pages, for which we are responsible for operating and maintaining at CIH’s expenses, which includes IT system upgrade, servers maintenance and software upgrade. We have the exclusive right to operate all the residential property-related business, except for those provided by CIH to clients relating to residential property-related business, including the information and analytics services as well as promotion services. CIH historically cooperated with us to operate CIH’s commercial property-related business through our web pages and are in the process of migrating such business to CIH’s own website, 3fang.com and 3fang mobile application.

Intellectual Property Cooperation. We agree to authorize CIH to use for free certain of our trademarks, copyrights, patents and other intellectual properties in connection with the operation of CIH’s commercial property-related business.

Revenue and Expenses Allocation. Originally under the business cooperation agreement, during the term of our cooperation, we have the right to receive (1) 100% of the revenue generated by residential property-related business on our residential property-related web pages, (2) 85% of the revenue generated by commercial property-related business on our residential property-related web pages, and (3) 15% of the revenue generated by residential property-related business on our commercial property-related web pages. CIH has the right to receive (1) 100% of the revenue generated by commercial property-related business on our commercial property-related web pages, for which CIH will bear the cost for operating and maintaining the related web pages and servers, (2) 85% of the revenue generated by residential property-related business on our commercial property-related web pages, and (3) 15% of the revenue generated by commercial property-related business on our residential property-related web pages. We and CIH have agreed to terminate, effective from January 1, 2020, such revenue allocation arrangement, and as a result, we will have the right to receive 100% of the revenue generated by business on our residential real estate channel, whereas CIH will have the right to receive 100% of the revenue generated by business on CIH’s commercial real estate channel.

Data License Agreement

We have entered into a data license agreement with CIH, pursuant to which, we agree to license the right of using certain data to CIH for development of CIH’s business, and CIH agrees to provide certain data to us, including property appraisal and transaction data. Each of CIH and us will not pay any royalty fees. The term of the data license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between CIH and us.

Software License Agreement

We have entered into a software license agreement with CIH, pursuant to which, we agree to license the right of using certain of our software, at annual royalty fee of RMB500,000 (US$71,821), subject to adjustment. The term of the software license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between CIH and us.

Intellectual Property License Agreement

In connection with the separation, we have entered into an intellectual property license agreement with CIH, pursuant to which CIH was granted a non-exclusive and royalty-free right to use certain of our intellectual properties in connection with the operation of CIH’s business. The intellectual property license agreement is valid for a term of 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us.

Lease Framework Agreement

We and CIH have entered into a lease framework agreement, pursuant to which we agree to lease properties owned by us or our affiliates to CIH at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on CIH’s actual demands. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us. As of December 31, 2019, we have prepaid rental fees from CIH in the amount of US$1,426.

Sale and Purchase Agreement

On December 24, 2019, we entered into an agreement with Next Decade and Media Partner, pursuant to which we agreed to buy and the Next Decade and Media Partner agreed to sell, in the future 12 months, at a fixed price of US$5.99 per share, up to 15 million shares of CIH, most of which will be Class B ordinary shares of CIH. According to the agreement, we have the rights to decide how many shares to purchase, when to purchase, and whether it be one transaction or multiple transactions, and we will not seek to have a control stake of CIH through this transaction, unless separately approved by both audit committees and boards of us and CIH. On December 27, 2019, we exercised a portion of the call options and acquired 5 million Class B ordinary shares of CIH from Next Decade and Media Partner. As of December 31, 2019, the fair value of the call option for the remaining 10 million ordinary shares of CIH was US$1,384. Total unrealized gain of US$1,149 was recorded in change in fair value of securities for the year ended December 31, 2019. For more details, see Note 5 to our consolidated financial statements included elselvhere in this annual report.

Redemption of convertible notes

In 2019, pursuant to note repurchase agreements, we repurchased (1) from Safari Group CB Holdings Limited of the 2022 Notes in the principal amount of US$28.0 million to redeem the portion held by Mr. Mo through Ateefa Limited’s shareholding in Safari Group CB Holdings Limited, and (2) from IDG Alternative Global Limited of the 2022 Notes in the principal amount of US$54.94 million to redeem the portion held by Mr. Mo through Deanhale Limited’s shareholding in IDG Alternative Global Limited. Each of Ateefa Limited and Deanhale Limited is a British Virgin Islands company wholly-owned by Mr. Mo. See “Item 5. B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For more details, see Note 14 to our consolidated financial statements included elsewhere in this annual report.

Other Related Party Transactions

We had relationships with the following related parties in 2017, 2018 and 2019:

Name of Related Party	Relationship with Fang
Vincent Tianquan Mo	Executive chairman of the board of directors and controlling shareholder of our company
Richard Jiangong Dai	Former director and former chief executive officer of our company
Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo
Che Tian Xia Company Ltd. (“Che Tian Xia”)	A company under the control of Vincent Tianquan Mo
CIH and its subsidiaries	A company under the control of Vincent Tianquan Mo and our company can exercise significant influence over
Wanli	Equity method investment
Media Partner	A company under the control of Vincent Tianquan Mo
Next Decade	A company under the control of Vincent Tianquan Mo
Shanghai Yuyue Electronic Technology Development Co., Ltd (“Shanghai Yuyue”)	A company under the control of Vincent Tianquan Mo
Wall Street Global Training Center, Inc. (“Training Center”)	A company under the control of Vincent Tianquan Mo

In 2011, we entered into an agreement with Training Center to lease to it office space of approximately 220 square feet in a building owned by us located in New York City, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2017, 2018 and 2019.

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The deemed rental expense of US$0.2 million, US$0.2 million and US$0.2 million for 2017, 2018 and 2019, respectively, and the corresponding shareholder contribution were included in our consolidated financial statements.

In April 2013, we entered into an agreement with Beihai Silver Beach, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. The management fees incurred for the years ended December 31, 2017, 2018 and 2019 were US$0.5 million, US$0.5 million and US$0.7 million, respectively.

In April 2013, we entered into an agreement with Che Tian Xia to use its domain name for seven years free of charge.

We entered into certain agreements with CIH regarding listing services for commercial properties, office building leases, IT services and software licenses. During period from the completion of the separation of CIH from us to December 31, 2019, we made certain cash collections and cash payments on behalf of CIH and vice versa. In November 2019, we entered into an agreement with CIH, according to which, net balances between CIH, its subsidiaries and variable interest entity, on the one hand, and our company, our subsidiaries and consolidated affiliated entities, on the other hand, are to be settled on a quarterly basis. Accordingly, the amounts due to CIH were US$0.3 million, after offsetting amounts due from CIH of US$9.3 million.

In June 2019 and September 2019, we entered into a series of disposal agreement with Shanghai Yuyue to transfer our shareholding in 42 subsidiaries which used to provide marketing, listing, leads generating services and ecommerce business to Shanghai Yuyue. Revenues generated by these entities were US$8.7 million for the year ended December 31, 2018 and US$1.5 million before the disposal in 2019. Upon the disposal, Shanghai Yuyue assumes net liabilities of these entities at carrying amount. Accordingly, there was no disposal gain or loss as a result of the transaction. For the year ended December 31, 2019, noncash net liability distributed to Shanghai Yuyue in connection with the disposal was US$8.8 million.

In 2019, we entered into an agreement with Wanli and its affiliate to purchase data and services for a total consideration of US$0.3 million. We prepaid US$0.3 million to Wanli in 2019.

As of December 31, 2017, 2018 and 2019, we had US$0.2 million, nil and US$0.6 million, respectively, due from our related parties, and had nil, US$19,000 and US$9.2 million, respectively, due to our related parties.

For more details of our related party transactions in 2019, see Note 19 to our consolidated financial statements included elsewhere in this annual report.

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

Legal Proceedings

See “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has the discretion over whether to pay dividends on our ordinary shares. In addition, our shareholders may declare dividends but no dividends shall be declared in excess of the amount recommended by our board of directors. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and such other factors as our board of directors may deem relevant. For a description of our corporate structure and its potential impact upon our ability to pay dividends, see “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.”

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

D. Exchange Controls

Regulations relating to Foreign Exchange, Taxation and Dividend Distribution

Foreign Exchange

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Regulations issued by the State Council in January 1996 and as amended in August 2008 and the Regulations of Settlement, Sale and Payment of Foreign Exchange, which were promulgated by the PBOC on June 20, 1996, and became effective on July 1, 1996. The Renminbi is freely convertible for current account transactions, such as trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans or investments in securities outside China, without the prior approval of the relevant government authorities. Pursuant to the Foreign Currency Administration Regulations, foreign-invested enterprises in China may purchase foreign exchange at authorized commercial banks without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends.

According to the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors promulgated by the SAFE on May 11, 2013, implemented on May 13, 2013 and amended on October 10, 2018 and December 30, 2019, direct investment from foreign investors within the PRC territory shall be subject to registration management. Enterprises involved in domestic direct investment shall register with the SAFE and its branch offices. Banks shall provide the relevant domestic direct investment service in accordance with the registration information filed with the foreign exchange authorities.

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment promulgated by the SAFE on February 13, 2015 and amended on November 10, 2018 and December 30, 2019, policies for the Foreign Exchange Administration of Direct Investment has been improved and simplified as follows: (1) canceling two administrative approval items, including confirmation of foreign exchange registration under domestic direct investment and confirmation of foreign exchange registration under overseas direct investment; instead, banks shall directly examine and handle foreign exchange registration under direct investment pursuant to the Operating Guidelines for Foreign Exchange Business in Direct Investment and the SAFE and its branch offices shall indirectly supervise the foreign exchange registration under direct investment through banks; (2) canceling the registration for confirmation of the non-cash capital contribution of foreign investors under domestic direct investment and the registration for confirmation of the capital contribution made by foreign investors for acquisition of the equity interests from China; (3) canceling the filing of foreign exchange under overseas reinvestment; and (4) canceling the annual foreign exchange inspection of direct investment and changing to the registration of inventory interests.

On October 23, 2019, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, canceling restrictions on domestic equity investments by capital of non-investment foreign-invested Enterprises, foreign exchange settlement by using capital under domestic asset realization accounts, the quantity of opened foreign exchange capital accounts and the security deposit use and foreign exchange settlement of foreign investors. At the same day, the SAFE issued Circular of the State Administration of Foreign Exchange on Streamlining Foreign Exchange Accounts, which became effective on March 2, 2020 to further simplify the foreign exchange accounts.

Taxation and Dividend Distribution

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which took effect on January 1, 2008, as amended in February 2017 and December 2018. Under the New EIT Law, foreign-invested enterprises, such as our subsidiaries and consolidated controlled entities, are subject to enterprise income tax at a uniform rate of 25.0% if no tax preferential policy is applicable. In addition, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises without an establishment or place of business in China are subject to withholding tax at the rate of 10.0% with respect to their PRC-sourced dividend income, which rate can be reduced under applicable double tax treaties or arrangements. As we are incorporated in the Caymans Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in several of our major PRC subsidiaries indirectly through subsidiaries incorporated in Hong Kong. According to the Avoidance of Double Taxation Arrangement between Mainland China and Hong Kong, dividends declared by a resident enterprise in mainland China to a Hong Kong resident enterprise should be subject to withholding tax at a rate of 5.0%, provided, however, that such Hong Kong resident enterprise directly owns at least 25.0% of the equity interest in the PRC resident enterprise. In September 2013, SouFun Media and SouFun Network were granted a reduced withholding tax rate of 5% on earnings to be distributed to their Hong Kong parent entities between 2013 and 2015.

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

On November 14, 2019, SAT issued the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, effective on January 1, 2020, which stipulates entitlement to treaty benefits for non-resident taxpayers, who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties, shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities.

Despite the above, the New EIT Law also provides that an enterprise incorporated outside China with its “de facto management bodies” located within mainland China should be considered a PRC resident enterprise and therefore be subject to enterprise income tax on its worldwide income at the rate of 25.0%.

The implementing rules for the New EIT Law, last amended on April 23, 2019, defines “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. SAT issued Circular 82 in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners in China, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. On January 29, 2014, SAT issued the Notice concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, amended some provisions of Circular 82.

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

According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. Any failure to comply with these registration procedures may result in penalties, including the imposition of fines, criminal liability, and restrictions on the ability of the PRC subsidiary of the Overseas SPV to distribute dividends to its overseas shareholders.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares or the ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our shares or on an instrument of transfer in respect of our shares.

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the New EIT Law, all domestic and foreign- invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Our subsidiaries in China are considered foreign investment entities (“FIEs”), and certain of these subsidiaries are directly held by our subsidiaries in Hong Kong. According to the effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%.

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

On November 14, 2019, SAT issued the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, effective on January 1, 2020, which stipulates entitlement to treaty benefits for non-resident taxpayers, who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties, shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities.

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

The implementing rules for the New EIT Law defines “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. SAT issued Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners in China, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. On January 29, 2014, SAT issued the Notice concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, which amended some provisions of Circular 82.

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

A description of the PRC tax considerations applicable to CIH’s separation from us is contained in the registration statement of CIH on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended.

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

We believe that certain of our purchases of CIH’s ordinary shares in December 2019 and thereafter from Next Decade and Media Partner do not affect the conclusions regarding the U.S. federal income tax treatment of CIH’s separation from us in June 2019 in any material respect. A description of the U.S. federal income tax considerations applicable to CIH’s separation from us is contained in the registration statement of CIH on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019, as amended. If we were a PFIC for our 2019 taxable year, U.S. holders who held our ADSs or ordinary shares at the time of the separation could recognize gain (but not loss) in a deemed disposition of our ADSs or ordinary shares, and the deemed disposition would be subject to the rules described under “—Status as a PFIC” below.

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

We may have been a PFIC for our 2019 taxable year and may be a PFIC in the current or future taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. There can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could become or remain a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is sufficiently low, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC. In addition, there is no assurance that the Internal Revenue Service, or IRS, will agree with our determination as to whether the assets and the income derived from our assets constitute passive assets and income under the PFIC rules.

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

In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election. Accordingly, you generally will not be able to make or maintain a QEF election with respect to your ADSs or ordinary shares.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2017, 2018 and 2019, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

Interest Rate Risk

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets and liabilities are predominately denominated in Renminbi and U.S. dollars. Our interest-bearing financial assets consist primarily of structured notes, cash deposits with fixed interest rates and loan receivables.

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our profit for 2017 would have been US$0.8 million lower, our loss for 2018 would have been US$2.8 million lower and our loss for 2019 would have been US$2.0 million lower. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares, ADSs or notes and result in foreign currency exchange losses.”

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured notes classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2019, we had US$456.3 million in cash and cash equivalents, restricted cash and fixed-rate time deposits classified as short-term investments, 95.9% and 4.1% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2019, we had US$103.9 million of short-term investment in the Structured Note. The repayments of the principal and interests of the 2020 Bonds received by GTJA are required to settle the Structured Note. We actively monitor the risks of default of the 2020 Bonds to limit the exposure to credit risk of the Structured Note.

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

We are also exposed to default risk on our loans receivables. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018 and 2019, no single borrower comprised a significant portion of our loan portfolio.

We regularly review the creditworthiness of real estate developers and require collateral from real estate developers in certain circumstances when commitment deposits become overdue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On March 18, 2014, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from one ADS for one Class A ordinary share to five ADSs for one Class A ordinary share. The record date for the ratio change was March 28, 2014. For our ADS holders, this ratio change had the same effect as a five-for-one ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on April 7, 2014.

On June 25, 2019, we announced the change of the ratio of our American Depositary Receipts representing Class A ordinary shares from five ADSs for one Class A ordinary share to one ADS for one Class A ordinary share. For our ADS holders, this ratio change had the same effect as a one-for-five reverse ADS split. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on July 8, 2019.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In 2020, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. D. Key Information—Risk Factors—Risks related to our business—If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.”

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Howard Huyue Zhang is an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 promulgated under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, Ernst & Young Hua Ming LLP and KPMG Huazhen LLP, for the years ended December 31, 2018 and 2019, respectively. Save as disclosed below, we did not pay any other fees to Ernst & Young Hua Ming LLP and KPMG Huazhen LLP during the periods indicated below.

	2018	2019
	(U.S. dollars in thousands)
Audit fees(1)	1,741	1,493
Audit-related fees(2)	800	750
Total	2,541	2,243

(1)

Audit fees are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements and audit of internal control over financial reporting as well as limited procedures performed in relation to interim financial information. We paid or accrued expenses of US$0.5 million and US$0.1 million for the years ended December 31, 2018 and 2019 related to Ernst & Young Hua Ming LLP. We paid or accrued expenses of US$1.2 million and US$1.35 million to KPMG Huazhen LLP related to its audit of our annual financial statements and audit of our internal control over financial reporting for the years ended December 31, 2018 and 2019, audit of adjustments to the 2017 consolidated financial statements to retrospectively present discontinued operations as described in Note 15 to our consolidated financial statements included elsewhere in this annual report, and limited procedures performed in relation to interim financial information.

(2)	Audit-related fees are related to services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We changed our independent registered public accounting firm in July 2018, and the disclosure called for by this item has been previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on May 14, 2019.

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

2.9	Amendment No. 1 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 filed with the SEC on June 25, 2019).
2.10*	Description of securities
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
4.23

Form of Exclusive Call Option Agreement among Fang Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

4.23.1*

Schedule of Exclusive Call Option Agreements among Fang Holdings Limited, shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.

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

4.28

Summary Translation of Shareholders Agreement among Beijing China Index Information Co., Ltd., Shanghai SouFun Advertising Co., Ltd., Beijing Tian Xia Dai Information Service Co., Ltd., Beijing RunZe Microfinance Co., Ltd. and certain other parties thereto (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).

4.29

Summary Translation of Investment and Cooperation Agreement between SouFun Holdings Limited and Colour Life Services Group Co., Limited (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the SEC on April 28, 2015).

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

4.50

Summary Translation of Commercial Properties Purchase Agreement between Beijing SouFun Network Technology Co., Ltd. and Beijing Jinyu Dacheng Co., Ltd., dated November 10, 2015 (incorporated by reference to Exhibit 99.24 of our Current Report on Form 6-K filed with the SEC on November 23, 2015).

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

4.52

Summary Translation of Share Transfer Agreement among Shenzhen Nanfang Tongzheng Investment Co., Ltd., Jia Tian Xia Asset Management Co., Ltd. and Mr. Xicheng Liu in relation to Chongqing Wanli New Energy Co., Ltd, dated July 19, 2018 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

4.53

Form of separation and distribution agreement between Fang Holdings Limited and China Index Holdings Limited, dated May 24, 2019 (incorporated by reference to Exhibit 10.3 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.54

English translation of form of business cooperation agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.4 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.55

English translation of form of data license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.5 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.56

English translation of form of intellectual property right license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.6 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.57

English translation of form of lease framework agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated September 30, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.58

English translation of form of software license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.8 of the registration statement of China Index Holdings Limited on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019).

4.59

Sale and purchase agreement among Fang Holdings Limited, Media Partner Technology Limited and Next Decade Investments Limited, dated December 24, 2019 (incorporated by reference to Exhibit 99.1 to our Schedule 13D filed with the SEC on January 6, 2020).

4.60*

Form of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.

4.60.1*

Schedule of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited.

8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of KPMG Huazhen LLP.
15.3*	Consent of Ernst & Young Hua Ming LLP.
16.1

Letter dated May 14, 2019 from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

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
Date: May 27, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fang Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively present discontinued operations as described in Note 15. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 27, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, as of January 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers and has changed its method of accounting for investments in equity securities due to the adoption of Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. In addition, as of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
May 27, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fang Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Fang Holdings Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated May 27, 2020 expressed an unqualified opinion on those consolidated financial statements.

We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively present discontinued operations, and our opinion was that such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
May 27, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fang Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments for the retrospective presentation of discontinued operations as discussed in Note 15 to the consolidated financial statements, the accompanying consolidated statements of comprehensive income, shareholders’ equity and cash flows of Fang Holdings Limited (the Company) for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments for the retrospective presentation of discontinued operations as discussed in Note 15 to the consolidated financial statements, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments for the retrospective presentation of discontinued operations as discussed in Note 15 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statement of cash flows for the year ended December 31, 2017 has been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

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

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		171,183	105,282
Restricted cash, current		245,474	219,096
Short-term investments	5	16,043	194,720
Accounts receivable, net of allowance of US$33,276 and US$21,810 as of December 31, 2018 and 2019, respectively (including account receivable of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations of US$2,988 and US$324 as of December 31, 2018 and 2019, respectively)	6	58,687	66,379
Funds receivable		5,474	8,372
Prepayments and other current assets	7	27,894	31,509
Commitment deposits		191	188
Loans receivable, current (net of allowance of US$3,697 and US$2,905 as of December 31, 2018 and 2019, respectively)	8	117,602	60,490
Amounts due from related parties	19	—	644
Current assets of discontinued operations	15	26,289	—
Total current assets		668,837	686,680

Non-current assets:
Property and equipment, net (including property and equipment, net of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations of US$324,564 and US$339,407 as of December 31, 2018 and 2019, respectively)	9	727,739	695,457
Land use rights		33,153	—
Loans receivable, non-current (net of allowance of US$132 and nil as of December 31, 2018 and 2019, respectively)	8	6,249	—
Deferred tax assets	17	2,202	6,570
Restricted cash, non-current portion (including restricted cash, noncurrent portion of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations of nil and US$1,433 as of December 31, 2018 and 2019, respectively)		6,990	42,452
Deposits for non-current assets		902	618
Long-term investments	5	373,233	341,946
Other non-current assets	10	4,558	39,179
Non-current assets of discontinued operations	15	573	—
Total non-current assets		1,155,599	1,126,222
Total assets		1,824,436	1,812,902

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans (including short-term loans and current portion of long-term loans of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$76,267 and US$70,215 as of December 31, 2018 and 2019, respectively)	11	297,811	264,624
Short term bond payable	12	—	102,779
Deferred revenue (including deferred revenue of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$32,816 and US$32,254 as of December 31, 2018 and 2019, respectively)		142,473	134,143
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$36,266 and US$54,543 as of December 31, 2018 and 2019, respectively)	13	118,924	120,244
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$3,274 and US$2,209 as of December 31, 2018 and 2019, respectively)		3,976	4,981
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$1,982 and US$305 as of December 31, 2018 and 2019, respectively)		2,383	4,207
Amounts due to related parties	19	19	9,227
Current liabilities of discontinued operations	15	35,327	—
Total current liabilities		600,913	640,205

Non-current liabilities:
Long-term loans, less current portion (including long-term loans, less current portion of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$44,891 and US$46,525 as of December 31, 2018 and 2019, respectively)	11	123,215	184,158
Convertible senior notes	14	254,435	168,929
Deferred tax liabilities (including deferred tax liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$10,488 and US$656 as of December 31, 2018 and 2019, respectively)	17	97,578	90,723
Other non-current liabilities (including other non-current liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to the Company of US$51,144 and US$64,456 as of December 31, 2018 and 2019, respectively)		150,837	138,435
Non-current liabilities of discontinued operations	15	2,258	—
Total non-current liabilities		628,323	582,245
Total liabilities		1,229,236	1,222,450

Commitments and contingencies	21	—	—

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 72,069,645 and 71,775,686 shares issued as of December 31, 2018 and 2019; 65,004,587 and 65,403,527 shares outstanding as of December 31, 2018 and 2019	16	9,286	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and December 31, 2019, respectively; each Class B ordinary share is convertible into one Class A ordinary share	16	3,124	3,124
Additional paid-in capital		517,802	528,620
Accumulated other comprehensive loss		(75,837)	(98,371)
Retained earnings		276,746	270,358
Less: Treasury shares (7,065,058 and 6,372,159 shares as of December 31, 2018 and 2019, respectively.)	16	(136,615)	(123,216)
Total Fang Holdings Limited shareholders’ equity		594,506	589,759
Noncontrolling interests		694	693
Total shareholders’ equity		595,200	590,452
Total liabilities and shareholders’ equity		1,824,436	1,812,902

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2017	2018	2019
		US$	US$	US$
Revenues
Marketing services		149,267	98,377	94,639
Listing services		141,454	81,741	63,471
Leads generation services		—	21,303	43,300
Financial services		12,055	18,060	9,561
Value-added services		4,753	5,182	5,893
E-commerce services		87,809	15,384	2,847
Total revenues	4	395,338	240,047	219,711

Cost of services		(163,598)	(46,392)	(28,260)

Gross profit		231,740	193,655	191,451

Operating income (expenses)
Selling expenses (including related party amounts of nil, nil and US$2,311 for the years ended December 31, 2017, 2018 and 2019, respectively)		(83,579)	(59,064)	(73,662)
General and administrative expenses (including related party amounts of US$501, US$685 and US$853 for the years ended December 31, 2017, 2018 and 2019, respectively)		(129,719)	(129,224)	(99,442)
Other income (including related party amounts of nil, nil and US$1,411 for the years ended December 31, 2017, 2018 and 2019, respectively)		699	4,427	6,518
Operating income from continuing operations		19,141	9,794	24,865
Foreign exchange gain (loss)		15	(598)	154
Interest income		11,052	10,202	9,038
Interest expense		(16,153)	(21,174)	(25,402)
Change in fair value of securities	5	518	(167,402)	(46,062)
Realized gain on sale of available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized gain on available-for-sale securities of US$2,421, US$761 and US$861 for the years ended December 31, 2017, 2018 and 2019, respectively)		2,421	761	861
Government grants		3,025	1,224	927
Investment income, net	5	6,692	6,816	2,644
Other non-operating loss		(4,562)	(30)	—
Impairment on investments	5	(2,768)	—	—
Income (loss) from continuing operations before income taxes		19,381	(160,407)	(32,975)
Income tax (expense) benefits	17	(18,352)	18,989	9,544
Income (loss) from continuing operations, net of income taxes		1,029	(141,418)	(23,431)
Income from discontinued operations, net of income taxes	15	20,675	26,509	13,181
Net income (loss)		21,704	(114,909)	(10,250)
Net income (loss) attributable to noncontrolling interests from continuing operations		(3)	2	(1)
Net income (loss) attributable to Fang Holdings Limited’s shareholders		21,707	(114,911)	(10,249)
Net income (loss) attributable to Fang Holdings Limited’s shareholders from continuing operations		1,032	(141,420)	(23,430)
Net income attributable to Fang Holdings Limited’s shareholders from discontinued operations		20,675	26,509	13,181

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2017	2018	2019
		US$	US$	US$
Other comprehensive income (loss), before tax
Foreign currency translation adjustments		56,571	(46,648)	(26,703)
Unrealized gain on available-for-sale securities		212,838	1,493	861
Amounts reclassified from accumulated other comprehensive income		(2,736)	(1,493)	(861)
Gain (loss) on intra-entity foreign transactions of long-term-investment nature		1,872	(3,034)	497
Separation of real estate information, analytics and marketplace services business		—	—	3,672
Other comprehensive income (loss), before tax		268,545	(49,682)	(22,534)
Income tax expense related to components of other comprehensive income		(49,566)	—	—
Other comprehensive income (loss), net of tax		218,979	(49,682)	(22,534)
Comprehensive income (loss)		240,683	(164,591)	(32,784)
Comprehensive income (loss) attributable to noncontrolling interests		(3)	2	(1)
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders		240,686	(164,593)	(32,783)

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	23	0.24	(1.29)	(0.11)
Diluted	23	0.24	(1.29)	(0.11)

Earnings (loss) per share for Class A and Class B ordinary shares from continuing operations
Basic	23	0.01	(1.59)	(0.26)
Diluted	23	0.01	(1.59)	(0.26)

Earnings per share for Class A and Class B ordinary shares from discontinued operations
Basic	23	0.23	0.30	0.15
Diluted	23	0.23	0.30	0.15

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	23	88,475,665	88,749,432	89,511,052
Diluted	23	91,585,677	88,749,432	89,511,052

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	21,704	(114,909)	(10,250)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	7,218	14,082	8,820
Depreciation of property and equipment	27,589	25,923	25,247
Amortization of land use rights	372	812	—
Deferred tax benefits	(317)	(21,271)	(10,498)
Net allowance for doubtful accounts and loans receivable	32,614	24,598	8,784
Realized and unrealized loss (gain) related to investment securities	(3,254)	165,931	45,287
Impairment on investments	2,768	—	—
Amortization of loan origination costs	191	—	414
Amortization of transaction costs for structured note	—	—	136
Amortization of issuance costs and unamortized discount (premium) for convertible senior notes	1,797	1,665	(715)
Loss on disposal of property and equipment	5,571	985	2,257
Deemed rental expense (Note 19)	159	162	156
Allowance of doubtful accounts of commitment deposit	206	—	—
Compensation expenses related to investment in China Index Holding Limited (“CIH”) (Note 5)	—	—	13,608
Foreign currency exchange gain, net	—	—	1,192
Reduction in the carrying amount of the right-of-use assets	—	—	2,511

Changes in operating assets and liabilities, net of effects of spinoff of CIH and disposal of subsidiaries:
Accounts receivable	(437)	(18,395)	(18,958)
Funds receivable	2,330	509	(3,021)
Prepayments and other current assets	9,405	3,405	(5,450)
Commitment deposits	816	5,608	—
Loans receivable, current	30,901	—	—
Loans receivable, non-current	14,800	—	—
Amounts due from related parties	(445)	167	(148)
Other non-current assets	5,644	(3,443)	(1,117)
Deferred revenue	30,260	12,644	12,604
Accrued expenses and other liabilities	(39,343)	(42,877)	2,660
Customers’ refundable fees	(22,651)	(2,861)	1,082
Income tax payable	(1,685)	(294)	1,204
Amounts due to related parties	—	—	285
Other non-current liabilities	676	2,564	(6,831)
Net cash generated from operating activities	126,889	55,005	69,259

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investments	(383,064)	(721,703)	(249,937)
Proceeds from maturity and disposal of fixed-rate time deposits and trading securities	373,363	164,350	10,118
Proceeds from disposal of available-for-sale securities	13,931	595,363	166,032
Acquisition of property and equipment	(65,885)	(96,117)	(12,097)
Origination of loans receivable	(212,824)	(134,802)	(118,825)
Collection of loans receivable	86,931	149,545	181,767
Purchase of land use rights	(34,263)	—	—
Proceeds from government in connection of purchase of land use rights	—	14,368	—
Acquisition of long-term investments	(13,000)	(84,544)	(44,418)
Proceeds from disposal of property and equipment	5,755	230	10
Proceeds from disposal of equity investments with readily determinable fair value	—	6,645	10,347
Deposits for non-current assets	(55,456)	—	—
Net cash used in investing activities	(284,512)	(106,665)	(57,003)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from exercise of share options	4,785	2,974	21
Proceeds from short-term loans	—	36,327	2,396
Proceeds from long-term loans	111,475	66,843	71,215
Proceeds from issuance of short term bond	—	—	102,009
Purchase of structured note in connection with issuance of short term bond	—	—	(102,805)
Repayment of loans	(43,989)	(26,884)	(43,651)
Proceeds from disposal of subsidiaries, net of US$1,378 cash disposed	—	—	262
Redemption of convertible senior notes	—	(44,560)	(83,118)
Payment of loan origination costs	(302)	—	(528)
Cash disposed in connection with the spinoff of CIH	—	—	(19,917)
Net cash generated from (used in) financing activities	71,969	34,700	(74,116)
Exchange rate effect on cash, cash equivalents and restricted cash	29,302	(26,728)	(18,882)
Net decrease in cash, cash equivalents and restricted cash	(56,352)	(43,688)	(80,742)
Cash, cash equivalents and restricted cash at beginning of year	547,612	491,260	447,572
Cash, cash equivalents and restricted cash at end of year	491,260	447,572	366,830

Supplemental schedule of cash flow information:
Income tax paid	7,979	8,218	9,597
Interest paid	16,895	12,215	20,886
Acquisition of property and equipment through utilization of deposits	244,568	57,102	275
Acquisition of property and equipment included in accrued expenses and other liabilities	6,121	10,438	3,914
Long-term investments received in settlement of funds receivable	12,058	—	—
Shareholder contribution of call option (Note 5)	—	—	693

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2017	2018	2019
	US$	US$	US$
Cash and cash equivalents	228,276	195,108	105,282
Restricted cash, current	223,002	245,474	219,096
Restricted cash, non-current portion	39,982	6,990	42,452
Total cash, cash equivalents and restricted cash	491,260	447,572	366,830

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
						Accumulated Other Comprehensive Income (Loss)
	Number of Ordinary Shares		Ordinary	Additional Paid-in	Treasury	Foreign currency translation	Unrealized gain on available-for- sale	Intra-entity foreign currency transaction		Retained	Noncontrolling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	securities	loss	Total	Earnings	Interests	Equity
Balance as of December 31, 2016	64,012,758	24,336,650	12,281	488,943	(136,615)	(77,602)	3,249	(6,996)	(81,349)	203,870	695	487,825
Net profit for the year	—	—	—	—	—	—	—	—	—	21,704	—	21,704
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	56,571	—	—	56,571	—	—	56,571
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	163,272	—	163,272	—	—	163,272
Foreign currency transaction gain	—	—	—	—	—	—	—	1,872	1,872	—	—	1,872
Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(2,736)	—	(2,736)		—	(2,736)
Contribution by noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Contribution from shareholder	—	—	—	159	—	—	—	—	—	—	—	159
Share-based compensation	—	—	—	7,218	—	—	—	—	—	—	—	7,218
Exercise of share options	347,304	—	47	4,346	—	—	—	—	—	—	—	4,393
Balance as of December 31, 2017	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	163,785	(5,124)	137,630	225,574	692	740,275

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
						Accumulated Other Comprehensive Income (Loss)
	Number of Ordinary Shares		Ordinary	Additional Paid-in	Treasury	Foreign currency translation	Unrealized gain on available-for- sale	Intra-entity foreign currency transaction		Retained	Noncontrolling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	securities	loss	Total	Earnings	Interests	Equity
Balance as of December 31, 2017	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	163,785	(5,124)	137,630	225,574	692	740,275
Cumulative effect of adoption of ASC 606	—	—	—	—	—	—	—	—	—	2,298	—	2,298
Cumulative effect of adoption of ASU 2016-01	—	—	—	—	—	—	(163,785)	—	(163,785)	163,785	—	—
Balance as of January 1, 2018	64,360,062	24,336,650	12,328	500,666	(136,615)	(21,031)	—	(5,124)	(26,155)	391,657	692	742,573
Net (loss) profit for the year	—	—	—	—	—	—	—	—	—	(114,911)	2	(114,909)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(46,648)	—	—	(46,648)	—	—	(46,648)
Loss on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	—	(3,034)	(3,034)	—	—	(3,034)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	1,493	—	1,493	—	—	1,493
Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(1,493)	—	(1,493)	—	—	(1,493)
Contribution from shareholder	—	—	—	162	—	—	—	—	—	—	—	162
Share-based compensation	—	—	—	14,082	—	—	—	—	—	—	—	14,082
Exercise of share options and vesting of unvested shares	644,525	—	82	2,892	—	—	—	—	—	—	—	2,974
Balance as of December 31, 2018	65,004,587	24,336,650	12,410	517,802	(136,615)	(67,679)	—	(8,158)	(75,837)	276,746	694	595,200

The accompanying notes are an integral part of the consolidated financial statements.

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total Fang Holdings Limited’s Equity
						Accumulated Other Comprehensive Income (Loss)
	Number of Ordinary Shares		Ordinary	Additional Paid-in	Treasury	Foreign currency translation	Unrealized gain on available-for- sale	Intra-entity foreign currency transaction		Retained	Noncontrolling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	securities	loss	Total	Earnings	Interests	Equity
Balance as of December 31, 2018	65,004,587	24,336,650	12,410	517,802	(136,615)	(67,679)	—	(8,158)	(75,837)	276,746	694	595,200
Net loss for the year	—	—	—	—	—	—	—	—	—	(10,249)	(1)	(10,250)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(26,703)	—	—	(26,703)	—	—	(26,703)
Gain on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	—	497	497	—	—	497
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	861	—	861	—	—	861
Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(861)	—	(861)	—	—	(861)
Contribution from shareholder	—	—	—	2,014	—	—	—	—	—	—	—	2,014
Separation of real estate information, analytics and marketplace services business	—	—	—	—	—	3,672	—	—	3,672	17,181	—	20,853
Share-based compensation	—	—	—	8,820	—	—	—	—	—	—	—	8,820
Exercise of share options and vesting of unvested shares	398,940	—	—	—	7,714	—	—	—	—	(7,693)	—	21
Others	—	—	(42)	(16)	5,685	—	—	—	—	(5,627)	—	—
Balance as of December 31, 2019	65,403,527	24,336,650	12,368	528,620	(123,216)	(90,710)	—	(7,661)	(98,371)	270,358	693	590,452

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

The Company is principally engaged in the provision of marketing services, listing services, leads generation, financial services, value-added services and e-commerce services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2019 were as follows:

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Provision of marketing services, leads generation services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Provision of marketing services and listing services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	November 15, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”)	November 19, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	July 8, 2011	PRC	Provision of marketing services, rental services, leads generation services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	Provision of technology and information consultancy services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	Provision of technology, leads generation and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Provision of real estate agency services, marketing services and listing services

Tianjin Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., (“Hangzhou SouFun Network”)	August 27, 2013	PRC	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	December 13, 2013	PRC	Provision of real estate agency services, leads generation services and real estate information services

Hangzhou Ji Ju Real Estate Agents Co., Ltd. (“Hanzhou Ji Ju”)	December 23, 2013	PRC	Provision of real estate agency services and real estate information services

Fang Tian Xia Financial Information Service (Beijing) Ltd. (previously known as Beijing Tianxia Dai Information service Co., Ltd.)	April 9, 2014	PRC	Provision of finance information services

Shanghai SouFun Microfinance Co.,Ltd.(“Shanghai SouFun Microfinance”)	January 19, 2015	PRC	Provision of Microfinance services

Beihai Tian Xia Dai Microfinance Co., Ltd.(“Beihai Tian Xia Dai Microfinance”)	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	Operation and management of hotel, restaurant and other catering business

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Chongqing Tian Xia Dai Microfinance Co., Ltd (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	December 5, 2014	PRC	Provision of microfinance services

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	March 9, 2015	PRC	Provision of real estate agency services

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	April 7, 2015	PRC	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	May 21, 2015	PRC	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	April 30, 2015	PRC	Provision of real estate agency services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	June 3, 2015	PRC	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	May 27, 2015	PRC	Provision of real estate agency services

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	April 16, 2015	PRC	Provision of real estate agency services

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 4, 2015	PRC	Provision of technology and information consultancy services

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	Investment holding

Best Fang Holdings LLC	Aug 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	Investment holding

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

In order to comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing, listing and leads generation services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors, Richard Jiangong Dai, a director of the board who resigned from the board effective February 25, 2016, or Jianning Dai, general manager of the Company’s subsidiary. The effective control of the PRC Domestic Entities is held by the Company through two of its WOFEs, namely, SouFun Network and Jia Tian Xia Network Technology as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows were as follows:

	As of December 31,
	2018	2019
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	34,004	13,670
Restricted cash, current	214,876	217,951
Short-term investments	5,586	—
Accounts receivable (net of allowance of US$12,913 and US$10,978 as of December 31, 2018 and 2019, respectively)	25,910	40,836
Funds receivable	5,124	8,182
Prepayments and other current assets	25,384	27,644
Commitment deposits	191	188
Total current assets	311,075	308,471

Non-current assets:
Property and equipment, net	358,432	342,146
Land use rights	32,428	—
Deferred tax assets	2	2,442
Deposits for non-current assets	95	265
Long-term investments	273,340	219,201
Restricted cash, non-current portion	—	35,363
Other non-current assets	1,815	32,972
Total non-current assets	666,112	632,389
Total assets	977,187	940,860

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2018	2019
	US$	US$
Current liabilities:
Short-term loans and current portion of long-term loans	76,267	70,215
Deferred revenue	32,816	32,254
Accrued expenses and other liabilities	36,266	54,543
Customer’s refundable fees	3,274	2,209
Income tax payable	1,982	305
Amounts due to related parties	—	10,253
Intercompany payable to the non PRC Domestic Entities	445,556	408,775
Total current liabilities	596,161	578,554

Non-current liabilities:
Long-term loans, less current portion	44,891	46,525
Deferred tax liabilities	10,488	656
Other non-current liabilities	51,144	64,456
Total non-current liabilities	106,523	111,637
Total liabilities	702,684	690,191
Net assets	274,503	250,669

Intercompany payable to the non PRC Domestic Entities represents the amounts due to the WOFE and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Total revenues	91,087	89,111	102,383
Net loss	(6,484)	(79,229)	(23,543)

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Net cash generated from operating activities	122,327	26,241	29,288
Net cash used in investing activities	(99,946)	(9,851)	(3,991)
Net cash (used in) generated from financing activities	8,565	(25,220)	(2,904)

As of December 31, 2019, except for the restricted cash, current of US$215,450, accounts receivable of US$324, restricted cash, non-current portion of US$35,363 and property and equipment of US$339,407, which are all pledged to secure bank borrowings (Note 11), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.             ORGANIZATION AND BASIS OF PRESENTATION (continued)

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, which are used for the Company’s business operations. All of these revenue-producing assets were internally developed, for which the Company did not incur significant development costs. There were no other assets of the PRC Domestic Entities or the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations except for accounts receivable of US$324, restricted cash - noncurrent portion of US$1,433 and property and equipment of US$339,407 pledged to secure bank borrowings.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

On June 11, 2019, the Company completed the separation and distribution of its real estate information, analytics and marketplace services business into a separate, independent public company, CIH. The spin-off was completed by way of distribution to Fang’s stockholders of all of the then issued and outstanding shares of common stock of CIH on the basis of one share of CIH common stock for every one share of Fang common stock held as of the close of business on May 28, 2019 (the record date for the distribution).  As a result of the distribution, CIH is now an independent public company, and its common stock is listed under the symbol “CIH” on the Nasdaq Global Market. The separation represented a strategic shift that has a major effect on Fang’s operations and financial results.  As a result, the business operated by CIH has been reclassified as discontinued operations. For the periods presented, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less income taxes, are reported as income from discontinued operations, on the consolidated statements of comprehensive income (loss). See note 2-Discontinued Operations and note 15.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimated stand-alone selling prices of performance obligations, allowance for doubtful accounts, allowance for credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes and fair value of short term and long term investments. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its non-PRC subsidiaries, WOFEs, the PRC Domestic Entities in which the Company, through its WOFEs, has a controlling financial interest, and the PRC Domestic Entities’ subsidiaries. The Company has determined that it has a controlling financial interest, even though it does not hold a majority of the voting equity interest in an entity, because the Company has the ability to control the PRC Domestic Entities through the WOFEs’ rights to all the residual benefits of the PRC Domestic Entities and the WOFEs’ obligation to fund losses of the PRC Domestic Entities. As a result, the PRC Domestic Entities are included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries, the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been eliminated in consolidation, except for the intercompany transactions between continuing operations and discontinued operations before the disposal of the discontinued operations, which are considered to continue after the disposal of the discontinued operations are presented separately in continuing operations and discontinued operations in a way that reflects the continuance of those transactions.

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

Transaction gains and losses are recognized in the consolidated statements of operations. Gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities are not recognized in earnings, but are included as a component of other comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions with original maturity of 90 days or less at the date of purchase which are unrestricted as to withdrawal and use. In addition, all highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents.

Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans, and cash deposits in banks that are restricted as to withdrawal or usage according to certain contracts with customers. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the performance obligation is satisfied.

The Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, required that restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The guidance was effective as of January 1, 2018 and the Company applied it using a retrospective transition method to each period presented. The adoption of this guidance changed the presentation and classification of restricted cash in the Company’s consolidated statements of cash flows. For the year ended December 31, 2017, substantially all of the changes in restricted cash of US$51,900, was previously reported as part of financing activities in the consolidated statement of cash flows.

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

In accordance with ASC 325 Investments-Other, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. An impairment loss of US$2,768 was recognized for the year ended December 31, 2017.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities are recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. No impairment loss was recognized for the years ended December 31, 2018 and 2019, respectively.

(2)         Equity Securities

All equity investments with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive income (loss). The Company makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognized for the years ended December 31, 2018 and 2019, respectively. As a result of adoption of ASU 2016-01, the Company is not required to disclose the fair value for equity investments without readily determinable fair value.

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

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). No impairment was recorded for equity method investments for the years ended December 31, 2018 and 2019, respectively.

The Company elects fair value measurement for certain investment that would otherwise be accounted for under the equity-method of accounting, in accordance with ASC Topic 825-10, Financial instruments. The fair value option is applied to all of the Company’s financial interests in the same entity that are eligible items.  Such election is irrevocable. Under fair value method, investments are recorded at fair value and any changes in fair value are reported in the consolidated statements of comprehensive income (loss).

Funds Receivable

Funds receivable represents cash collection through third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Funds receivable balances are written off after all collection efforts have been exhausted.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans Receivable

Loans receivable consists primarily of secured loans in the form of mortgage loans and unsecured loans to borrowers that have passed the Company’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Company to the borrowers generally range from 3 to 36 months.

An allowance for credit loss is recorded when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. The Company considers various factors in evaluating loans receivable for possible impairment on an individual basis. These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivable balances. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. The Company evaluates the remainder of its loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, Loss Contingencies and records an allowance for credit loss at the portfolio segment level.

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, commitment deposits, funds receivable, short-term and long-term investments, loans receivable, short-term and long-term loans, short-term bond payable, convertible senior notes and related derivative liabilities. As of December 31, 2018 and 2019, the carrying values of these financial instruments, other than trading securities and call option included in the short-term investment (see note 5), restricted cash, non-current portion, long-term investments, long-term loans, less current portion, convertible senior notes and related derivative liabilities, approximate their fair values due to the short-term maturity of these instruments. The call option was valued using the Black-Sholes pricing model as of December 31, 2019. The equity investments with readily determinable fair value and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2018 and 2019. The equity method investments carried at fair value was recorded at fair value based on the quoted price, adjusted if relevant, for other input that is indirectly observable in the active market as of December 31, 2019. The carrying values of long-term loans, less current portion and restricted cash, non-current portion approximate their fair values, as the loans and restricted cash bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible senior notes based on a market approach were approximately US$199,172 and US$145,437 as of December 31, 2018 and 2019, respectively, and represents a Level 3 valuation in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). When determining the estimated fair value of the convertible senior notes, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the years ended December 31, 2018 and 2019. Prior to January 1, 2018, the Company determined that it was not practicable to estimate the fair value of its cost method investments as of December 31, 2017 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2018 and 2019 are summarized below.

	Fair Value Measurement as of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2018
	US$	US$	US$	US$
Equity investments with readily determinable fair value	181,483	—	—	181,483
Trading securities	1,773	—	—	1,773

	Fair Value Measurement as of December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2019
	US$	US$	US$	US$
Call option	—	—	1,384	1,384
Equity investments with readily determinable fair value	121,841	—	—	121,841
Equity method investments carried at fair value	8,539	18,200	—	26,739

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Call option
Balance as of December 31, 2018	—
Initial recognition	693
Decrease as a result of exercise	(458)
Change in fair value for the period	1,149
Balance as of December 31, 2019	1,384

The call option was valued using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk-free rate of 1.59%, dividend yield of 0% and volatility of 44%.

Revenue Recognition

Revenues are derived from marketing services, listing services, leads generation, financial services, value-added services and E-commerce services.

Revenue generated by CIH, which primarily include special listing services, data and analytics service have been classified and reported under discontinued operations for all the periods presented. See Note 15.

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

The Company evaluated its special listing revenue arrangements in accordance with ASC 605-25, Revenue recognition—Multiple-element arrangements. The promotional services within a special listing program were accounted for as one combined unit of accounting, as each promotional deliverable did not have standalone value to the customer since all the deliverables were tied to the specialized theme of the campaign, and were not sold separately. For contractual arrangements that contain multiple special listing campaigns, the program for each campaign was accounted for as a separate unit of accounting. ASC 605-25 required revenues to be allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable was based on vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE was not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE was available. The Company allocated total arrangement consideration to each unit of accounting based on its relative selling price, which was determined based on its BESP for that deliverable since neither VSOE nor TPE exist. In determining the BESP for each deliverable, the Company considered its overall pricing model and objectives when sold separately, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. The Company monitored the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. In accordance with ASC 250, “Accounting Changes and Error Corrections,” changes in the determination of the BESP were considered a change in accounting estimate and were accounted for on a prospective basis. The effect of changes in the BESP on the allocation of arrangement consideration was insignificant for all periods presented.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since 2016, the Company began to provide marketing services whereby the sole consideration for the services is in the form of a specifically identified unit of a development. The Company accounts for these arrangements pursuant to ASC 845, Nonmonetary transactions, and have determined that the fair value of consideration received, i.e. the specifically identified real estate property, is more readily determinable than the marketing services surrendered. Accordingly, the fair value of property is used for measurement and revenues are recognized ratably over the service period. Revenue recognized under such arrangement was US$1,361 for the year ended December 31, 2017.

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

The Company enters into arrangements with real-estate developers, pursuant to which the Company charges its customers RMB5,000 to RMB20,000 in order for them to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount off or a fixed percentage to the price of the specified property. The fees paid by the customers to the Company are refundable before a purchase of the specified properties at a discount is made by the customers or if after the purchase, only if the customers can fulfil certain requirements under the refund policy. The Company chose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues were recognized by the Company when cash consideration of the fees was received and the discount has been applied by the customers to pay for the purchase price of the specified properties, net of estimated refunds. Cash received in advance of the purchase of specified properties and provision for refunds were recorded as “customers’ refundable fees” . The provision of refunds was insignificant for the year ended December 31, 2017.

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

The Company promotes property developments of its developer clients primarily through its websites and mobile applications (“mobile apps”). Potential buyers can register with the Company free of charge if they are interested in any real estate properties covered by its direct sales services. After the registration, the Company provides the buyers with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. By using the direct sales services, individual buyers can enjoy discounted prices for properties that the Company offers from its developer clients. The Company charges its developer clients a fee for each property it sold through its direct sales services at a predetermined percentage of the value of the individual transaction. Thereafter, the real estate developers can request for refund only if they can fulfil certain requirements under the refund policy. The Company chose to analogize to rights of return guidance in ASC 605-15 when accounting for refundable fees as reliable estimates of refunds can be made based on company-specific historical evidence. Revenues were recognized by the Company based on total of successful purchase transactions made, net of estimated refunds. The provision of refunds was insignificant for the year ended December 31, 2017.

(3)	Sublease services

Beginning in 2015, the Company began to provide sublease service through its websites. The Company identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Company, the lease agreement between the Company and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income was recorded as revenue from subleasing services and recognized on a gross basis as the Company is the principal to the sublease arrangements. The sublease income was recognized on a straight-line basis over the lease term. Sublease rental income for the year ended December 31, 2017 was US$15,085.

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

The Company’s business was subject to VAT, surcharges or cultural construction fees levied on advertising-related sales in the PRC. In accordance with ASC 605-45, Revenue Recognition-Principal Agent Considerations, all such VAT, surcharges and cultural construction fees were presented as cost of revenues in the consolidated statements of comprehensive income (loss). VAT, surcharges and cultural construction fees for the year ended 2017 were US$33,320.

All service fees received in advance of the provision of services were initially recorded as deferred revenues and subsequently recognized as revenues when the related services were performed by the Company.

Period commencing January 1, 2018

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 were presented under ASC 606, while revenues for the year ended December 31, 2017 were not adjusted and continued to be reported under ASC 605. Upon the adoption of the ASC 606, the Company recognized the cumulative effect of US$2.3 million, net of income taxes, as an increase to the opening retained earnings as of January 1, 2018. The cumulative effect of adoption is primarily related to the following reasons:

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	the Company has no remaining obligations to transfer goods or services to the customer and all, or substantially all of the consideration has been received;

•	the contract has been terminated; or

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

E-Commerce Services

E-commerce service revenues consist of revenues derived from:

(1) Fang membership services

For the years ended December 31, 2018 and 2019, the Company enters into arrangements with real-estate developers, pursuant to which the Company charges individual buyers who are interested to purchase specified properties from the real estate developers at a discount significantly greater than the face value of the fees charged by the Company. The discount is either a fixed amount or a fixed percentage to the price of the specified property. The fees paid by the individual buyers to the Company are refundable before a purchase of the specified properties is consummated by the individual buyers. Upon the successful purchase of the specified properties by the individual buyers, a portion of the proceeds from the Fang membership services is remitted to the real-estate developers or its designated marketing agents.

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

Sublease rental income for the years ended December 31, 2018 and 2019 was US$6,402 and US$1,145, respectively. In 2019, the Company ceased operation of the sublease services.

Leads Generation Services

The Company provides leads generation services to real estate developers, real estate agents and to a lesser extent, providers of products and services for home decoration and improvement. The Company’s platform generates a list of sales leads regarding potential real estate consumers based on each customer’s specific needs. The service fee is charged based on the number of sales leads delivered during a certain period of time. Revenue is recognized at a point in time upon the transfer of control of sales leads to customers.

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

The Company maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers and balances which the Company has registered the pledge of the titles of real estate properties as collateral from customers are reviewed by management individually for collectability.  All other balances are reviewed on a pooled basis.  A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability.  Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the fair value of real estate properties whose titles have been pledged as collateral, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance. Accounts receivable balances are written off after all collection efforts have been exhausted.

Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer. The amounts of revenue recognized during the years ended December 31, 2018 and 2019 from the opening balance of deferred revenue as of January 1, 2018 and 2019, was US$46,652 and US$38,123, respectively. Decrease of deferred revenue during the year ended December 31, 2019, in the amount of US$27,120 was attributable to the spinoff of CIH on June 11, 2019.

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

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2017, 2018 and 2019, the advertising expenses charged to both continuing and discontinued operations were US$16,869, US$7,110 and US$11,478, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company does not have capital leases for any of the years presented.

Prior to January 1, 2019, payments made under operating lease, including land use rights, were charged to the consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease.  Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, lease concessions or contingent rent in the lease agreements.  The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The company adopted ASC Topic 842, Leases (“ASC 842”) on January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.  The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2018	Effect of Adoption	As of January 1, 2019
	US$	US$	US$
Prepayments and other current assets	27,894	(254)	27,640
Other non-current assets	4,558	36,803	41,361
Land use rights	33,153	(33,153)	—
Accrued expenses and other liabilities	(118,924)	(1,668)	(120,592)
Other non-current liabilities	(150,837)	(1,728)	(152,565)

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., property management fees) from the lease components.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. Government grants related to the acquisition of property and equipment and land use rights are recorded as other non-current liabilities on the consolidated balance sheets when the grants become receivable, and recognized as other income in the consolidated statements of comprehensive income (loss) on a straight-line basis over the estimated useful lives of those assets. For the years ended December 31, 2017 ,2018 and 2019, US$3,025, US$1,224 and US$927 respectively, of government grants were recognized in the consolidated statements of comprehensive income (loss).

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

A modification to the terms of an award occurs in connection with the event of an equity restructuring (e.g. spin-off) result in the recognition of incremental compensation cost if there are changes in fair value, vesting conditions, or the classification of the award immediately before and after the restructuring.  The incremental compensation, if any, is measured as the excess of the fair value of the post-modified award over the fair value of the award before the modification.  In connection with spin-off transaction, when employees of the Company receive unvested equity instruments of the former subsidiary, or employees of the former subsidiary retain unvested equity instruments of the Company, compensation cost is recognized by the entity that receives the employee services regardless of which entity’s equity instruments the employee holds.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Share

The Company computes earnings (loss) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the two class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, contracts that may be settled in the Company’s stock or cash and the conversion of the convertible senior notes. The dilutive effect of outstanding stock options, restricted shares and convertible senior notes is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

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

The Company uses income/(loss) from continuing operations as the control number in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

In connection with spin-off transaction, the Company retrospectively presents the earnings (loss) from continuing operations per share and earnings (loss) from discontinued operations per share separately from earnings (loss) per share for all periods presented.

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

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the consolidated balance sheets, includes (i) the cumulative foreign currency translation adjustments, (ii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities (iii) changes in unrealized gains on available-for-sale debt securities. Comprehensive income (loss) also included changes in unrealized gains on available-for-sale equity securities for the year ended December 31, 2017, before the adoption of ASU 2016-01. In connection with the spin-off of foreign subsidiaries, the cumulative translation adjustment is reclassified as part of the net adjustment to shareholders’ equity.

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

Discontinued operations

The Company considers whether the criteria of ASC 205-20, Discontinued Operations, has been met, which includes evaluating if the disposal of a component represents a strategic shift that has, or will have, a major effect on the Company.

When a component of the Company’s business is expected to be disposed of other than by sale (for example, in a distribution to owners in a spin-off), the component shall continue to be classified as held and used until it is disposed of.  Upon distribution, the Company retrospectively presents the assets and liabilities of the discontinued operation separately from other assets and liabilities on the consolidated balance sheets, and the results of operations of the discontinued operation separately on the consolidated statements of comprehensive income (loss) for all periods presented.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

3.             CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured note classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits.

As of December 31, 2019, the Company had US$456,287 in cash and cash equivalents, restricted cash and fixed-rate time deposits classified as short-term investments, 95.9% and 4.1% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2019, the Company had US$103,879 of short-investment in structured note which is issued by Guotai

Junan Financial Products Limited (“GTJA”), a financial institution in Hong Kong Special Administrative Region (“SAR”). The repayments of the principal and interests of the Company’s bond received by GTJA are required to settle the structured note (see Note 5). The Company actively monitors the risks of default of its bond to limit the exposure to credit risk of the structured note.

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

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018 and 2019, no single borrower comprised a significant portion of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2017, 2018 and 2019. There were no accounts receivable of customers which individually accounted for greater than 10% of the total accounts receivable as of December 31, 2018 and 2019.

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

Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any ICP business. In 2016, a foreign invested entity mainly owned and ultimately controlled by the WFOEs obtained the ICP to operate www.fang.com.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.                                      REVENUE

The following table presents revenue disaggregated by nature of services:

	For the Years Ended December 31,
	2018	2019
Marketing services	98,377	94,639
Listing services	81,741	63,471
Leads generation services	21,303	43,300
Financial services	18,060	9,561
Value-added services	5,182	5,893
E-commerce services
- Fang membership services	2,752	634
- Direct sales services	5,294	869
- Sub lease services	6,402	1,145
- Other	936	199
Subtotal	15,384	2,847
Total revenues	240,047	219,711

The following table presents revenue disaggregated by categories of customers:

	For the Year Ended December 31,
	2018	2019
Marketing services
- New home (a)	98,049	94,635
- Suppliers of home furnishing and improvement	328	4
Subtotal	98,377	94,639

Listing services
- Secondary and rental (b)	81,442	63,379
- Other	299	92
Subtotal	81,741	63,471

Leads generation services
- New home (a)	15,877	34,651
- Secondary and rental (b)	2,577	6,593
- Suppliers of home furnishing and improvement	2,849	2,056
Subtotal	21,303	43,300

Financial services	18,060	9,561

Value-added services	5,182	5,893

E-commerce services
- New home (a)	8,046	1,503
- Other	7,338	1,344
Subtotal	15,384	2,847
Total revenues	240,047	219,711

(a)	New home business primarily consists of sales to residential property developers and their sales agents who are promoting newly developed properties for sale.

(b)	Secondary and rental business primarily consists of sales to real estate agents who are promoting secondary properties for sale or rental.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.                                      INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Short-term investments
Trading securities	1,773	—
Fixed-rate time deposits	14,270	89,457
Call options	—	1,384
Structured note	—	103,879
	16,043	194,720

Long-term investments:
Equity Investments with Readily Determinable Fair Values:
- Hopefluent Company Holdings Limited (“Hopefluent”)	30,733	23,418
- Shenzhen World Union Properties Consultancy Co., Ltd. (“World Union”)	150,750	98,423
	181,483	121,841
Equity Investments without Readily Determinable Fair Values:
- Guilin Bank	47,664	46,892
- Xian Chuangdian Quancheng Real Estate Consultant Limited (“Chuangdian”)	3,330	3,276
- Tospur Real Estate Consulting Co., Ltd. (“Tospur”)	55,507	54,607
-Foshan Nature Lvke Science	729	717
	107,230	105,492
Equity method investments
- Chongqing Wanli New Energy Co., Ltd. (“Wanli”)	84,520	87,874
	84,520	87,874

Equity method investments carried at fair value
- China Index Holdings Limited (“CIH”)	—	26,739
	—	26,739
	373,233	341,946

Short-term investments

As of December 31, 2018 and 2019, the Company held fixed-rate time deposits purchased from commercial banks and financial institutions with maturities of less than one year.

As of December 31, 2018, the Company held investments in PRC mutual funds in the amount of US$1,773, which were classified as trading securities as they were held principally for the purpose of selling in the near term. In 2018, the Company sold majority of such trading securities in the amount of US$11,705, and recognized a loss of US$2,091 as change in fair value of securities in the consolidated statements of comprehensive income (loss). In 2019, the Company disposed trading securities in the amount of US$1,648 and recognized a loss of US$116 as change in fair value of securities in the consolidated statements of comprehensive income (loss).

Interest income on the fixed-rate time deposits and cash and cash equivalents and restricted cash of US$11,052, US$10,202 and US$9,038 were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

The call options were granted by Next Decade Technology Limited and Media Partner Investments Limited (together the “Sellers”) which are affiliated companies of Fang’s executive chairman, Mr. Vincent Mo in conjunction with the Company’s investment in the Class B ordinary shares of CIH in 2019.  Pursuant to the agreement, the Company has the right to request the Sellers to sell within the next 12 months, at a fixed price of USD5.99 per share, in aggregate up to 15 million ordinary shares of CIH. Since the call options were granted to the Company from its controlling shareholder’s affiliates, they are considered a contribution by the shareholder and the fair value of the call option at grant date of US$693 was treated as contribution from shareholder and directly recorded as additional paid in capital. On December 27, 2019, the Company exercised a portion of the call options and acquired 5 million Class B ordinary shares of CIH from the Sellers. As of December 31, 2019, the fair value of the call option for the remaining 10 million ordinary shares of CIH was US$1,384. Total unrealized gain of US$1,149 was recorded in change in fair value of securities for the year ended December 31, 2019.

On October 29, 2019, Beijing Soufang Network Technology Co., Ltd. (“Beijing Soufang”), a PRC subsidiary of the Company, through a consolidated trust, purchased a 364 days RMB denominated structured note issued by GTJA in the total consideration of RMB720,000 (equivalent to US$102,009). The transaction cost related to the issuance of the structured note is US$796. In connection with the issuance of the structured note, GTJA purchased the 364 days RMB denominated short-term bond issued by the Company (the “Bond”) in the total consideration of RMB720,000 (Note 12).  Pursuant to the agreement, all the repayments of the principal and interests of the Bond received by GTJA are required to settle the structured note with Beijing Soufang. The transfer of the structured note is subject to prior written consent of GTJA. The Company recognized the investment to the structured note at amortized cost.

Long-term investments

Dividends from the long-term investments of US$6,692, US$6,838 and US$2,759 were recognized as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.                                      INVESTMENTS (continued)

Equity Investments with Readily Determinable Fair Values

On June 27, 2014, the Company acquired 27,551,733 shares of Color Life, a Hong Kong listed company, for US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. In 2017, the Company sold 20,705,000 shares for a total consideration of US$12,317, and recognized a gain of US$2,110 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares declined to US$4,554. Total fair value decrease of US$3,735 was recorded in other comprehensive income (loss) and US$2,110 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity investment with readily determinable fair value.  In 2018, the Company sold 6,846,733 shares for a total consideration of US$6,645, and recognized a gain of US$2,091 in the consolidated statements of comprehensive income (loss).

In November 2014, the Company acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, for US$43,361. The investment constituted 17.26% ownership in Hopefluent and was classified as an available-for-sale security. In 2017, the Company sold 3,164,000 shares for a total consideration of US$1,614, and recognized a gain of US$626 in the consolidated statements of comprehensive income (loss). As of December 31, 2017, the market price of the remaining shares increased to US$47,729. Total fair value increase of US$18,309 was recorded in other comprehensive income and US$626 gain related to the sale was reclassified out of accumulated other comprehensive income for the year ended December 31, 2017. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity investment with readily determinable fair value.  As of December 31, 2018 and 2019, the market price of the shares declined to US$30,733 and US$23,418, respectively. Total unrealized loss of US$16,996 and US$7,315 were recorded in change in fair value of securities for the years ended December 31, 2018 and 2019.

On May 29, 2015, the Company acquired an aggregate of 145,376,744 shares of World Union, a PRC listed company, at a total consideration of US$121,393. The investment constituted 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment upon acquisition, as the Company could not freely sell the shares due to a lock-up provision of 36 months. On April 8, 2016, World Union declared a stock dividend whereby four shares were distributed to shareholders for every ten shares held. As a result, the Company’s shareholding increased from 145,376,744 shares to 203,527,442 shares. As of December 31, 2017, as the lock-up restriction will terminate within one year, the classification of the investment changed from a cost method to an available for sale security, and the fair value of the investment was measured based on the market price, adjusted for the effect of the remaining restriction, in accordance with ASC 820. As of December 31, 2017, the fair value of World Union was US$318,065 and the related tax effect of US$49,566 were recorded in other comprehensive income for the year ended December 31, 2017. As of December 31, 2017 and 2018, the investment constituted 9.96% ownership in World Union. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity investment with readily determinable fair value. As of December 31, 2018, the fair value of World Union was US$150,750, total fair value decrease of US$161,039 was recorded in change in fair value of securities for the year ended December 31, 2018. In 2019, the Company sold 20,429,640 shares for a total consideration of US$10,347, and recognized a loss of US$4,702 in the consolidated statements of comprehensive income (loss). As of December 31, 2019, the investment constituted 8.99% ownership in World Union and the market price of the remaining shares decreased to US$98,423. Total unrealized loss of US$35,417 was recorded in change in fair value of securities for the year ended December 31, 2019.

Equity Investments without Readily Determinable Fair Values

On October 29, 2015, the Company acquired 11.03% of the share capital of Sindeo, a non-listed company, for US$5,000. The investment in Sindeo was classified as a cost method investment, as the Company does not have significant influence over Sindeo and because there is no readily determinable fair value. During the years ended December 31, 2016 and 2017, the impairment loss of US$2,232 and US$2,768, respectively, was recorded in the statement of comprehensive income (loss) to write down the carrying value of its investment in Sinedo to nil as of December 31, 2017 as Sindeo’s financial condition had deteriorated as evidenced by significant operating losses. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity investment without readily determinable fair value, and measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. There is no orderly transaction for an identical or a similar investment of Sinedo for the years ended December 31, 2018 and 2019. As of December 31, 2018 and 2019, the carrying value of investment in Sinedo is nil.

On July 12, 2016, 30,595,859 shares of Guilin Bank, a PRC non-listed company, was transferred by a third-party to repay a portion of its overdue receivables of US$12,173 owed to the Company. On September 25, 2017, additional 42,834,202 shares of Guilin Bank was transferred by the third-party in full satisfaction of its remaining overdue receivables of US$24,695 to the Company. In October 2017, the Company received 7,343,006 shares of Guilin Bank as a stock dividend and the Company’s shareholding increased from 73,430,061 to 80,773,067. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guilin Bank and because there is no readily determinable fair value. The Company accounts for the investment in Guilin Bank at cost, less any impairment, adjusted for observable price changes for the years ended December 31, 2018 and 2019. In 2018, Guilin Bank entered into a new financing agreement with a group of new investors. The new financing provided the observable price for the Company’s investment. The Company evaluated this investment’s carrying amount based on the observable price, and recognized a gain of US$10,633 in change in fair value of securities for the year ended December 31, 2018. The total investment constituted 1.79% and 1.62% ownership in Guilin Bank as of December 31, 2018 and 2019 respectively.  There is no orderly transaction for an identical or a similar investment of Guilin Bank for the year ended December 31, 2019. No impairment on the investment in Guilin Bank was recognized for the years ended December 31, 2018 and 2019.

The legal title of investment in Guilin Bank was held by a subsidiary of CIH in the PRC prior to the spinoff of CIH. Pursuant to the transfer agreement between the Company and CIH, CIH is required to transfer the legal title of investment in Guilin Bank to the Company after the spinoff. The Company assumes all the rights and obligations with respect to such assets. As of December 31, 2019, the transfer of the legal title is still in progress.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

On January 21, 2016, the Company acquired an aggregate of 4,411,765 shares of Chuangdian, which is listed on the National Equities Exchange and Quotations (“NEEQ”) in the PRC, for a total consideration of US$3,294. As of December 31, 2017, the investment constituted 15% ownership in Chuangdian and was classified as a cost method investment, as the Company does not have significant influence and because there is no readily determinable fair value, as the breadth and scope of NEEQ is not comparable to equivalent U.S markets. The Company received 2,766,177 and 1,378,165 shares as dividends in 2016 and 2017, respectively.

5.             INVESTMENTS (continued)

On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment of Chuangdian for the years ended December 31, 2018 and 2019. No impairment on the investment in Chuangdian was recognized for the years ended December 31, 2018 and 2019.

On December 10, 2014, the Company acquired 16% of the share capital of Tospur, a non-listed company, for US$62,257. The investment in Tospur was classified as a cost method investment, as the Company does not have significant influence over Tospur and because there is no readily determinable fair value. On January 1, 2018, as a result of adoption of ASU 2016-01, the investment was reclassified as equity securities without readily determinable fair values, and measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. There is no orderly transaction for an identical or a similar investment of Tospur for the years ended December 31, 2018 and 2019. No impairment on the investment in Tospur was recognized for the years ended December 31, 2018 and 2019.

Equity method investments

In July 2018, the Company has entered into definitive agreements (the Agreement) to acquire a 10% equity interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange, from a shareholder of Wanli for a cash consideration of US$72,852, of which US$29,141 will compensate the seller in connection with the Business Disposal (defined below). The difference between the cash consideration of the investment and the amount of underlying equity in net assets of Wanli was US$60,980 as of August 10, 2018, the closing date of the acquisition. In connection with the acquisition, the seller agrees (1) to enter into an irrevocable acting-in-concert agreement with a term of three years to adhere to the Company’s action in Wanli’s future meetings of shareholders and board of directors, (2) to purchase from Wanli its battery business for a price of no less than US$99,758 within three years after the consummation of the proposed acquisition (the “Business Disposal”), and (3) to ensure the profitability of Wanli measured by the lower of net profit or net profit excluding extraordinary items in three years subsequent to the Agreement. Following the consummation of the acquisition, the Company became the largest shareholder of Wanli.

During the years ended December 31, 2018 and 2019, the Company acquired additional 4.67% and 1.88% equity interest in Wanli through daily transactions in the secondary market with total consideration of US$11,667 and US$4,868, respectively. As at December 31, 2018 and 2019, the Company holds 14.67% and 16.55% equity interest in Wanli.

The investment is accounted for under equity method as the Company can exercise significant influence over operating and financial policies of Wanli.

Equity method investments carried at fair value

Between August and December 2019, the Company acquired 2.44% Class A ordinary shares in CIH through daily transactions in the secondary market with total consideration of US$9,600. On December 27, 2019, the Company exercised a portion of the call option received from Mr. Mo’s affiliated entities and acquired 5 million Class B ordinary shares from the sellers in exchange for US$29,950. The fair value of the Company’s investment in Class B ordinary shares in CIH was approximately US$16,800 as of December 27, 2019 based on its quoted closing price, adjusted for other input that is indirectly observable in the active market. Because Mr. Mo is both an employee and a shareholder of the Company, and the transaction is not commensurate to other non-employee shareholders, the excess of the consideration transferred, which includes the fair value of the call option exercised, over the fair value of the equity interest acquired in the amount of US$13,608 was recognized as compensation expenses in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

Each Class A ordinary share of CIH is entitled to one vote and each Class B ordinary share is entitled to ten votes. As at December 31, 2019, the Company aggregately holds 7.64% equity interest in CIH, and 16.95% voting interest.

The Company determines that it can exercise significant influence over operating and financial policies of CIH, by taking into considerations of 1) material transactions between the Company and CIH; 2) the outstanding call option to purchase additional shares of CIH. The Company elected fair value measurement for investment in CIH that would otherwise be accounted for under the equity method of accounting in accordance with ASC 825-10. As of December 31, 2019, the market price of the shares increased to US$26,739. Total unrealized gain of US$339 was recorded in change in fair value of securities for the year ended December 31, 2019.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2018	2019
	US$	US$

Accounts receivable	91,963	88,189
Allowance for doubtful accounts	(33,276)	(21,810)
Accounts receivable, net	58,687	66,379

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Movement in allowance for doubtful accounts:
Balance at beginning of year	34,366	31,127	33,276
Additional provision charged to expenses	31,695	28,050	9,026
Write-offs	(38,351)	(23,442)	(19,909)
Foreign currency translation adjustments	3,417	(2,459)	(583)
Balance at end of year	31,127	33,276	21,810

The recoveries of amounts previously charged off were US$2,568 and US$1,651 in 2018 and 2019, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Prepaid expenses	5,971	2,862
Advance to employees	589	311
Dividends receivable	—	1,389
Rental deposits and others	2,324	1,105
Interest receivable	3,801	3,842
Properties held for sale	9,906	17,410
Others	5,303	4,590
	27,894	31,509

8.	LOANS RECEIVABLE

Beginning in August 2014, the Company initially provided secured and unsecured loans to both individuals and businesses, but ceased to provide loans to businesses by end of 2015. Loans made to individuals consist of loans secured by pledged properties for consumption and property renovations use, as well as unsecured loans.

Secured loans

As of December 31, 2018 and 2019, the duration of secured loans ranged from 3 to 36 months, and had interest rates ranging from 7.8% to 18% per annum and 7.8% to 14.4% per annum, respectively. As of December 31, 2018 and 2019, the total outstanding balance is US$123,673 and US$58,754.

Unsecured loans

As of December 31, 2018 and 2019, the duration of unsecured loans ranged from 3 to 36 months, and had interest rates ranging from 5.4% to 18% per annum and 7% to 21.6% per annum. As of December 31, 2018 and 2019, the total outstanding balance is US$4,007 and US$4,641.

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

•  Non-performing: Loans for which borrowers may not able to repay the principal and accrued interest in full. These loans are fully provided for unless secured by collateral

The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. After an impaired loans receivable has been placed on nonaccrual status, interest will be recognized when cash is received on a cash basis method-cost recovery. A loan receivable may be returned to accrual status after all of the borrower’s delinquent balances of principal and interest have been settled, and the borrower remains current for an appropriate period. The outstanding balance of nonaccrual loans as of December 31, 2018 and 2019 were US$5,749 and US$11,198.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.             LOANS RECEIVABLE (continued)

A summary of the Company’s loans receivables is presented as follows:

	As of December 31, 2018	As of December 31, 2019
	US$’000	US$’000
Personal loans	127,680	63,395
Total Loans receivable	127,680	63,395

Allowance for loan losses
Individually assessed	546	538
Collectively assessed	3,283	2,367
Loans receivable, net	123,851	60,490

Current portion	117,602	60,490
Non-current portion	6,249	—

Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator as of December 31, 2018 and 2019, respectively:

Internal credit risk rating	As of December 31, 2018%		As of December 31, 2019%
	US$	US$
Pass	121,931	96.0	52,197	82.3
Special attention	1,383	1.0	1,873	3.0
Non-performing	4,366	3.0	9,325	14.7
Total	127,680	100	63,395	100

The following tables represent the aging of loans by portfolio segment as of December 31, 2018 and 2019, respectively:

As of December 31, 2019	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	2,283	2,669	4,998	9,950	53,445	63,395
Total	2,283	2,669	4,998	9,950	53,445	63,395

As of December 31, 2018	90-179 days past due	180-365 days past due	Over 1 year past due	Total	Current	Total loans
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Personal loans	1,717	164	3,345	5,226	122,454	127,680
Total	1,717	164	3,345	5,226	122,454	127,680

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.             LOANS RECEIVABLE (continued)

Allowance for loan losses

The following tables present the activity in the allowance for loan losses in loans receivable by loan portfolio as of and for the years ended December 31, 2017, 2018 and 2019, respectively:

	For the year ended December 31,
Personal Loans	2017	2018	2019
Beginning balance	3,736	4,916	3,829
Provision	1,180	2,776	3,737
Reversal	—	(3,660)	(4,610)
Foreign currency translation adjustments	—	(203)	(51)
Ending balance	4,916	3,829	2,905
Ending balance: individually evaluated for impairment	574	546	538
Ending balance: collectively evaluated for impairment	4,342	3,283	2,367
Loans
Of which individually evaluated for impairment	4,377	546	538
Of which collectively evaluated for impairment	144,551	127,134	62,857

9.             PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Buildings	723,882	741,700
Office equipment	23,587	21,227
Motor vehicles	1,503	1,243
Leasehold improvement	22,034	17,366
Land	50,731	50,731
Total	821,737	832,267
Less: Accumulated depreciation	(128,569)	(147,984)
Construction in progress	34,571	11,174
	727,739	695,457

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.             PROPERTY AND EQUIPMENT, NET (continued)

Depreciation of property and equipment and amortization of land use rights charged to continuing and discontinued operations were US$27,961 and US$26,735 for the years ended December 31, 2017 and 2018, respectively. Depreciation of property and equipment charged to continuing and discontinued operations was US$25,247 for the year ended December 31, 2019.

As of December 31, 2019, the Company is still in the process of obtaining the property ownership certificates for certain buildings with aggregate net carrying values of US$69,907.

As of December 31, 2019, certain buildings with aggregate net carrying value of US$458,921 were pledged for bank borrowings.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.          OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Right of use assets	—	36,269
Rental and other deposits	1,946	382
Others	2,612	2,528
Other non-current assets, net	4,558	39,179

The right of use assets and the amortization were summarized as follows:

As of December 31, 2019
US$

Right of use assets	38,780
Less: accumulated amortization	(2,511)
Right of use assets	36,269

Cash paid for amounts included in the measurement of operating lease liabilities was US$1,807 for the year ended December 31, 2019.  Non-cash transaction amount of lease liabilities arising from acquisition of right-of-use assets was US$2,501.

Operating lease expense was allocated to the following expense items:

For the Year Ended December 31, 2019
US$

Cost of revenues	374
General and administrative expenses	951
Selling and marketing expenses	1,367
Total operating lease expenses	2,692
Short-term lease expenses	2,340
Total lease expenses	5,032

The weighted average remaining lease term excluding land-use right as of December 31, 2019 was 1.37 years, and the weighted average discount rate of the operating leases was 6%.

Maturities of the lease liabilities as of December 31, 2019 were as follows:

For the Year Ended December 31	US$

2020	2,533
2021	1,296
2022	667
2023 and thereafter	—
Total undiscounted lease payments	4,496
Less: Imputed interest	(275)
Present value of lease liabilities balance	4,221
Amounts due within 12 months	2,361
Long-term lease liabilities	1,860

11.          SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Short-term loans and current portion of long-term loans	297,811	264,624

Long-term loans, less current portion	123,215	184,158

Short-term loans as of December 31, 2018 and 2019 represents US$ denominated bank borrowings of US$190,000 and US$190,000, respectively obtained from financial institutions in the United States and the current-portion of long-term loans of US$107,811 and US$74,624, respectively. The short-term loan of US$190,000 are repayable on demand and bear interest rates of 3-month London Interbank Offered Rate (“LIBOR”) plus 1.30% (2018: 3-month LIBOR plus 1.25%). The short-term bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$245,474 and US$215,377 as of December 31, 2018 and 2019, respectively, and were classified as restricted cash, current on the consolidated balance sheets. The weighted average interest rate for the short-term borrowings for the years ended December 31, 2018 and 2019 was approximately 3.64% and 3.69%, respectively.

The long-term loan of US$31,353 and US$30,578 as of December 31, 2018 and 2019 represents US$ denominated bank borrowing obtained from financial institutions in the United States. The long-term loan is repayable by installments from December 1, 2017 to November 11, 2027 and bears interest rate of 4.1% for the first 3 years; thereafter the interest rate will be floating at Industrial and Commercial Bank of China (USA) NA Prime plus 1.0%. US$3,218 and US$813 of the bank loan were re-classified to short term loans because they were repayable within twelve months as of December 31, 2018 and 2019. The loan is secured by land and building in the United States with carrying value of US$54,973 as of December 31, 2019. Certain bank account was funded from the loan proceeds and was restricted for use to pay for the tenant improvements of the collateral property and the loan payments. As of December 31, 2018 and 2019, the balance of the account of US$5,989 and US$5,983 were classified as restricted cash (non-current) on the consolidated balance sheets.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.          SHORT-TERM AND LONG-TERM LOANS, LESS CURRENT PORTION (continued)

The long-term loans of US$70,640 and US$60,529 as of December 31, 2018 and 2019 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Beijing, PRC. The long-term loans are repayable by installments from September 23, 2016 to September 22, 2026 and bear interest rate of 4.9%. As of December 31, 2018 and 2019, US$70,640 and US$60,529 of the bank loans were classified as short term loans because the Company did not meet certain loan covenants. Even though the Company obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2019, the loan was classified as current because without the waiver, the Company would be in default at the December 31, 2019 balance sheet date and it is probable that the Company will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. The loans were secured by building in the PRC with carrying value of US$206,449 as of December 31, 2019.

The long-term loan of US$19,644 and US$16,983 as of December 31, 2018 and 2019 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Wuhan, PRC. The long-term loan is repayable by installments from March 21, 2017 to March 21, 2027 and bears interest rate of 4.9%. As of December 31, 2018 and 2019, US$2,381 and US$2,342 of the bank loan were re-classified to short term loans because it was repayable within twelve months. The loan was secured by bank balance of US$1,433, accounts receivable with carrying amount of US$324 and building in the PRC with carrying value of US$43,298 as of December 31, 2019.

The long-term loan of US$45,315 and US$40,009 as of December 31, 2018 and 2019 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Chongqing, PRC. The long-term loan is repayable by installments from August 2, 2018 to August 1, 2028 and bears floating interest rate at 25% above long-term People’s Bank of China benchmark rate (“PBOC rate”)  (2018: 40% above PBOC rate).As of December 31, 2018 and 2019, US$4,764 and US$4,572 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by buildings in the PRC with carrying value of US$89,660 as of December 31, 2019.

The long-term loan of US$37,266 and US$37,573 as of December 31, 2018 and 2019 represent US$ denominated bank borrowing obtained from financial institutions in Taiwan. The principal of the long-term loan, in the amount of US$40,000, is repayable by 10% on October 23, 2020 and by 90% on October 23, 2023. The loan bears an annual interest rate of 2.35% plus LIBOR of three months. US$2,820 was paid to the bank as service charges and accounted for as reduction of the long-term loan. As of December 31, 2018 and 2019, nil and US$4,000 of the bank loan were re-classified to short term loans because it was repayable within twelve months. The loan was secured by building in the United States with carrying value of US$7,802 as of December 31, 2019. Certain bank account was restricted for use to pay for interest payments. As of December 31, 2019, the balance of the account of US$1,105 was classified as restricted cash (non-current) on the consolidated balance sheets. The Company met certain covenants in the loan agreement.

The long-term loan of US$43,003 as of December 31, 2019 represents RMB denominated bank borrowings from financial institutions in China. The long-term loan is repayable by installments from March 5, 2020 to April 22, 2029 and bears interest rate of 5.98%. US$2,365 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by buildings in the PRC with carrying value of US$56,739 and an RMB denominated bank deposits placed with financial institutions in the PRC of US$984, as of December 31, 2019.

The long-term loan of US$30,107 as of December 31, 2019 represents RMB denominated bank borrowing obtained from financial institutions in China. The long-term loan is repayable by installments from February 27, 2020 to August 23, 2021 and bears floating interest rate at 5% above two-year People’s Bank of China benchmark rate. US$3 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The bank borrowing was secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$33,931 as of December 31, 2019, and was classified as “restricted cash, non-current” on the consolidated balance sheets.

12.          SHORT-TERM BOND PAYABLE

On October 29, 2019, Fang issued a 364 days RMB denominated bond (“Bond”) at par in the amount of RMB720,000 (equivalent to US$102,009) with an annual interest rate of 4.8%. The issuance cost was US$528. The Company’s investment in ordinary shares of Hopefluent in the amount of US$23,418 was pledged as collateral for the Bond.

13.          ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

		As of December 31,
		2018	2019
		US$	US$

Payroll and welfare benefit		5,578	17,655
Other taxes and surcharges payable	(1)	38,935	30,527
Amounts payable to employees		2,269	2,311
Amounts payable to sales and marketing agents		30,934	25,364
Interest payables		1,585	4,155
Utility and property management payables		6,538	6,508
Construction payables		3,216	3,869
Amounts due to foremen and suppliers of decoration services		2,562	2,115
Deposits for rental		7,683	3,941
Cash incentives payable to home buyers	(2)	5,893	5,378
Lease liability, current		—	2,361
Others		13,731	16,060
		118,924	120,244

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

Investors of the December 2018 Notes had the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016, and this was exercised accordingly. The Company repurchased a total of US$394,300 of the December 2018 Notes, which represents approximately 98.6% of the outstanding principal amount of the Notes prior to such repurchase. In 2018, upon maturity, the Company repurchased the remaining balance of US$5,700 of the December 2018 Notes.

On September 24, 2015, the Company issued (i) 3,418,803 Class A ordinary shares for US$100,000 and (ii) US$100,000 of convertible notes which will mature on September 24, 2022 (the “September 2022 Notes”) to Safari Company (“Safari”). The Safari Company is beneficially owned by the Carlyle Company (“Carlyle”) (72%) and Ateefa Limited, a company owned by Vincent Tianquan Mo (28%). A representative of Carlyle is entitled to hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least 1% of the Company’s total outstanding share capital calculated on a fully-diluted basis. The total net proceeds from the Class A ordinary shares and the September 2022 Notes were US$199,645. The investors may convert the September 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the September 2022 Notes is initially 27.9086 Class A Shares per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

On November 4, 2015, the Company issued (i) an aggregate of 8,436,581 Class A shares for an total consideration of US$246,770 and (ii) US$200,000 of convertible notes which will mature on November 3, 2022 (the “November 2022 Notes”) to IDG Alternative Global Limited (“IDG Alternative”). IDG Alternative is owned as to 72.53% by IDG Maximum Financial Limited, a British Virgin Islands company, and as to 27.47% by Deanhale Limited, a British Virgin Islands company wholly owned by Mr Mo. IDG Maximum Financial Limited is affiliated with IDG-Accel China Capital GP Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. The total net proceeds from the Class A ordinary shares and the November 2022 Notes were US$446,059. The investors may convert the November 2022 Notes to Class A ordinary shares at any time in whole or in part at specified conversion prices. The conversion rate for the November 2022 Notes is initially 27.9086 Class A Shares, representing Class A ordinary shares at par value HK$1.00 per share, per US$1,000 principal amount of the Note (equivalent to an initial conversion price of approximately US$35.83 per Class A Share), subject to adjustment as described in the respective Subscription Agreement.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.          CONVERTIBLE SENIOR NOTES (continued)

On October 25, 2018, the Company and IDG Alternative entered into a Note Repurchase Agreement (“October 25, 2018 Note Repurchase”) pursuant to which the Company issued five replacement notes in the total amount of US$150,000 to the same note holder (“New November 2022 Notes”), together with US$38,860 paid in cash in satisfaction of the November 2022 Notes.  The New November 2022 Notes have the same terms as the November 2022 Notes, except for the change of principal amount from US$200,000 to US$150,000.

Subsequent to the issuance of the New November 2022 Notes, IDG Alternative sold four out of the five New November 2022 Notes, in aggregate of US$95,060, to four different note holders. IDG Alternative also entered into an amendment to shareholder agreement with Deanhale Limited. Pursuant to the amendment and satisfaction of conditions set out in the amendment, the remaining US$54,940 New November 2022 Note is beneficially owned by Deanhale Limited.

In connection with the separation and distribution, on June 11, 2019, CIH agreed to issue a warrant to each of the holders of the September 2022 Notes and the New November 2022 Notes , which entitled them to purchase for nominal consideration such number of CIH’s Class A ordinary shares as calculated based on the number of the Company’s Class A ordinary shares upon the assumed conversion of the convertible notes immediately prior to or on the record date if and only if such holders subsequently decide to convert the convertible notes. The holders will be able to purchase up to 6,977,150 Class A ordinary shares in the aggregate based on the initial conversion rate into Fang’s Class A ordinary shares and a one-for-one distribution rate into CIH’s Class A ordinary shares. In the event that holders subsequently decide not to convert the convertible notes, and instead, demand payment of principal and accrued interest upon maturity of the convertible notes, the warrant will be canceled and the right to purchase CIH’s Class A ordinary shares will be forfeited. In addition, CIH also agreed to provide a guarantee for the benefit of the holders, under which the CIH is liable to the payment obligations under the convertible notes in the event that the Company fails to discharge its primary payment obligations under the convertible notes or certain circumstances relating to CIH, including, among others, change-in-control transactions or certain fundamental changes to CIH’s share capital.

On October 28, 2019 (“October 28, 2019 Note Repurchase”), the Company entered into a Note Repurchase Agreement pursuant to which the Company redeemed the US$54,940 New November 2022 Note beneficially owned by Mr. Mo for a consideration of US$54,940 plus $73 equal to all the accrued and unpaid interest on the repurchase date.

On December 31, 2019 (“December 31, 2019 Note Repurchase”), the Company and Safari entered into a Note Repurchase Agreement pursuant to which the Company redeemed the September 2022 Note in the principal amount of US$28,000 for a consideration of US$28,000 plus $105 equal to all the accrued and unpaid interest on the repurchase date. The US$28,000 note was beneficially owned by Mr. Mo prior to the repurchase.

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

The principal amount and unamortized premium as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	US$	US$
Principal amount	250,000	167,060
Unamortized premium	4,435	1,869
	254,435	168,929

The effective interest rate was 2.86%, 1.56%, 2.46% and 0.69% for the December 2018 Notes, the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes, respectively. For the years ended December 31, 2017, 2018 and 2019, the Company recognized interest expense related to the Notes of US$6,395, US$6,154 and US$2,848, respectively.

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

In connection with the make-whole fundamental change provision within the Notes agreements, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes will be increased if the Holders decide to convert. As (i) the fair value of the ADSs into which the December 2018 Notes is convertible plus the make-whole ADSs and (ii) the fair value of the Class A ordinary shares into which the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes are convertible plus the make-whole Class A ordinary shares, respectively, do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the December 2018 Notes and Class A ordinary shares for the September 2022, the November 2022 Notes and the New November 2022 Notes, and are required to be bifurcated. The fair values of the make-whole features were insignificant for the years ended December 31, 2017, 2018 and 2019.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.          CONVERTIBLE SENIOR NOTES (continued)

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815 Derivatives and Hedging. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

The Company evaluated the contingent interest features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes on the issuance date, and their fair values were insignificant for the years ended December 31, 2017, 2018 and 2019. For the embedded contingent interest features not bifurcated from the December 2018 Notes, the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31, 2018 and 2019. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

In connection with October 25, 2018 Note Repurchase of the November 2022 Note and issuance of New November 2022 Notes, the Company evaluated the contemporaneous exchange of cash between the Company and the note holder from issuance of New November 2022 Notes and satisfaction of the November 2022 Notes pursuant to ASC 470-50 and concluded that they are not substantially different. The Company determined a new effective interest rate at the repurchase date based on the carrying amount and the revised cash flows.

In connection with October 28, 2019 Note Repurchase of the New November 2022 Note for principal amount of US$54,940 and December 31, 2019 Note Repurchase of the September 2022 Note for a principal amount of US$28,000, which were treated as extinguishment of debts, the Company recognized net gain of US$1,165 for the year ended December 31, 2019. Pursuant to ASC 470-50-40-2, such gain was recorded as additional paid-in capital since the transaction with the controlling shareholder is treated as a contribution from shareholder.

As of December 31, 2019, aggregate future principal payments for long-term debt, including long-term loans (Note 11) and convertible senior notes, were as follows:

	Long-term loans	Convertible senior notes	Total

2020	74,624	—	74,624
2021	40,234	—	40,234
2022	10,166	167,060	177,226
2023	46,204	—	46,204
2024 and thereafter	89,981	—	89,981
	261,209	167,060	428,269

15.          DISCONTINUED OPERATIONS

On June 11, 2019, the Company completed the spin-off of CIH into a separate and independent public company. The spin-off was completed by way of distribution to Fang’s stockholders of all of the then issued and outstanding shares of common stock of CIH on the basis of one share of CIH common stock for one share of Fang common stock held as of the close of business on May 28, 2019 (the record date for the distribution).  As a result of the distribution, CIH is now an independent public company, and its common stock is listed under the symbol “CIH” on the Nasdaq Global Market.

The separation represented a strategic shift that has a major effect on Fang’s operations and financial results, the business operated by CIH has been reclassified as discontinued operations. For all periods presented, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss). Intercompany transactions between continuing operations and discontinued operations before the disposal of the discontinued operations, which are considered to continue after the disposal of the discontinued operations are presented separately in continuing operations and discontinued operations in a way that reflects the continuance of those transactions.

The major classes of line items constituting operating results of discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows.

	For the year ended
	2017	2018	2019(a)
	US$	US$	US$
Revenues	49,606	63,656	32,934
Cost of revenues	(11,736)	(12,566)	(6,615)
Operating expenses
Selling expenses	(8,625)	(11,686)	(5,916)
General and administrative expenses	(6,195)	(9,395)	(4,753)
Interest income	271	100	37
Realized gain on sale of available-for-sale securities	315	732	—
Government grants	129	211	33
Income from discontinued operations, before income taxes	23,765	31,052	15,720
Income tax expense	(3,090)	(4,543)	(2,539)
Income from discontinued operations, net of income taxes	20,675	26,509	13,181

(a)         CIH financial results from January 1, 2019 to June 11, 2019.

The major classes of line items constituting assets and liabilities of discontinued operations were as follows as of December 31, 2018.

As of December 31, 2018
US$
ASSETS
Cash and cash equivalents	23,925
Accounts receivable, net	2,263
Prepayment and other current assets	101
Total current assets	26,289
Property and equipment, net	573
Total non-current assets	573
Total assets	26,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deferred revenue	20,873
Accrued expenses and other payables	12,344
Income tax payable	2,110
Total current liabilities	35,327
Other non-current liabilities	2,258
Total non-current liabilities	2,258
Total liabilities	37,585

Cash flows of the discontinued operations were as follows.

	For the year ended
	2017	2018	2019(a)
	US$	US$	US$
Net cash provided by operating activities	30,143	32,119	20,271
Net cash provided by (used in) investing activities	18	726	(1)
Net cash used in financing activities	(50,995)	(42,985)	(24,250)

(a)         CIH financial results from January 1, 2019 to June 11, 2019.

In connection with the spinoff of CIH, noncash net liabilities distributed to the shareholders of the Company were US$40,770.

Certain disclosure of income taxes and EPS for the years ended December 31, 2017 and 2018 were retrospectively adjusted as a result of the discontinued operations.

16.          SHAREHOLDERS’ EQUITY

Ordinary Shares

As of December 31, 2018, the Company has 72,069,645 Class A and 24,336,650 Class B ordinary shares issued. As of December 31, 2019, the Company has 71,775,686 Class A and 24,336,650 Class B ordinary shares issued.   Total outstanding shares of Class A ordinary shares as of December 31, 2018 and 2019 are 65,004,587 and 65,403,527, respectively. Total outstanding shares of Class B ordinary shares as of December 31, 2018 and 2019 are 24,336,650.

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2017, 2018 and 2019.

Treasury share

Treasury share represents shares repurchased and held by the Company. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share.  Treasury share is accounted for under the cost method. As of December 31, 2019, under the repurchase plan, the Company has repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$136,615.  The Company has used 692,899 Class A treasury shares to settle the exercise of share options as of December 31, 2019.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.          SHAREHOLDERS’ EQUITY (continued)

Statutory reserve

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

As of December 31, 2018 and 2019, the PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries had appropriated US$15,525 and US$14,307 respectively, to the general reserve fund, which is restricted for distribution to the Company.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2019.

United States of America

On December 22, 2017, the Tax Act was enacted and contains significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21% and creates new taxes focused on foreign-sourced earnings and related-party payments, including the creation of the base erosion anti-abuse tax and a new tax on global intangible low-taxed income (“GILTI”).

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

Singapore

A subsidiary was incorporated in Singapore in November 2014 and does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2019.

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

The Company obtained new HNTE certificates for SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Hong An Tu Sheng in November 2015 and subsequently renewed in September and October 2018. Therefore, these five subsidiaries can enjoy the preferential tax rate of 15% from 2015 to 2020. The Company received the new HNTE certificate for Beijing Tuoshi in December 2016 and subsequently renewed in December 2019. Therefore, Beijing Tuoshi can enjoy the preferential tax rate of 15% from 2016 to 2021. The Company received new HNTE certificates for Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia in 2018. Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia hence can enjoy the preferential tax rate of 15% from 2018 to 2020.

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

Subsequent to government approval in May 2014, Beijing Li Man Wan Jia and Beijing Hua Ju Tian Xia obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, these three subsidiaries are entitled to the two-year EIT exemption for years 2013 and 2014 and a reduced EIT rate of 12.5% for years 2015, 2016 and 2017.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2018 and 2019, the Company had not accrued for PRC tax on such basis.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.                               TAXATION (continued)

Income (loss) from continuing operations before income taxes consisted of:

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
PRC	32,423	(120,523)	13,094
Non-PRC	(13,042)	(39,884)	(46,069)
	19,381	(160,407)	(32,975)

Income tax expenses (benefits) from continuing operations comprised:

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Current tax expense	18,669	2,282	954
Deferred tax benefit	(317)	(21,271)	(10,498)
	18,352	(18,989)	(9,544)

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) from continuing operations before income taxes was as follows:

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Income (loss) from continuing operations before income taxes	19,381	(160,407)	(32,975)
Income tax at applicable tax rate of 25%	4,845	(40,102)	(8,244)
Effect of international tax rate differences	472	6,891	8,236
Non-deductible expenses	7,671	16,042	6,419
Non-taxable income	—	(1,145)	(535)
Effect of tax holidays or preferential tax rates	(9,457)	(3,489)	(756)
Effect of tax rate changes	(1,725)	—	298
Investment basis difference in the PRC Domestic Entities	2,696	—	—
Withholding tax	—	11,720	4,711
Research and development super-deduction	—	(2,703)	(3,185)
Changes in valuation allowance	8,845	1,273	1,327
Expiration of loss carry forwards	—	101	124
Expiration of unrecognized tax benefits due to applicable statute of limitations	(4,302)	(8,881)	(13,090)
Interest and penalties on unrecognized tax benefits	9,307	1,304	(7,168)
Others	—	—	2,319
	18,352	(18,989)	(9,544)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.                               TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2017	2018	2019
	US$	US$	US$

Balance at beginning of year	78,933	79,436	72,737
Increase relating to prior year tax positions	4,192	577	5,451
Increase relating to current year tax positions	10,666	6,925	14,818
Decrease relating to reversal of prior years’ tax position	(14,102)	(1,821)	(5,548)
Decrease relating to expiration of applicable statute of limitations	(4,586)	(9,220)	(13,090)
Foreign currency translation adjustments	4,333	(3,160)	(1,116)
Disposal of subsidiaries	—	—	(2,440)
Balance at end of year	79,436	72,737	70,812

As of December 31, 2018 and 2019, the Company had recorded US$135,646 and US$121,904 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “Other non-current liabilities”. As of December 31, 2018 and 2019, unrecognized tax benefits of US$70,350 and US$68,088 respectively, would impact the effective tax rate if recognized. The remaining US$2,387 and US$2,724 unrecognized tax benefit as of December 31, 2018, and 2019, respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2017, 2018, and 2019, the Company recognized US$9,307, US$1,304 and US$(7,168) in income tax expenses(benefits) for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were US$65,296 and US$53,816 as of December 31, 2018 and 2019, respectively.

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2014 through 2019, the US subsidiaries’ tax years 2016 through 2019 and the Hong Kong subsidiaries’ tax years 2013 through 2019 remain open to examination by the respective taxing jurisdictions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.                               TAXATION (continued)

The aggregate amount and per share effect of tax holidays and preferential tax rates from continuing operations were as follows:

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$

The aggregate amount	(9,457)	(3,489)	(756)
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
-Basic	0.11	0.04	0.01
-Diluted	0.10	0.04	0.01

The components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	US$	US$

Deferred tax assets
Net operating losses	71,297	59,374
Lease liability	—	1,055
Impairment of assets	933	1,153
Overcharged advertising and promotion fee	1,061	1,141
Fixed assets depreciation	208	332
Less: Valuation allowance	(71,297)	(55,430)
Total deferred tax assets, net	2,202	7,625

Deferred tax liabilities
Right of use assets	—	(1,055)
Investment basis in the PRC entities	(72,088)	(75,774)
BaoAn Acquisition — Property	(12,191)	(11,522)
Investments	(13,160)	(3,290)
Interest capitalization	(139)	(137)
Deferred tax liabilities	(97,578)	(91,778)

Net deferred income tax assets	2,202	6,570
Net deferred income tax liabilities	(97,578)	(90,723)

The rollforward of valuation allowances of deferred tax assets were as follows:

	As of December 31,
	2018	2019
	US$	US$

Balance as of beginning of year	(73,011)	(71,297)
Additions of valuation allowance	(9,868)	(4,433)
Utilization of deferred tax assets	8,595	2,651
Change in judgment about the realizability of deferred tax assets	—	455
Decrease relating to disposal of entities	—	16,447
Foreign currency translation adjustments	2,987	747
Balance as of end of year	(71,297)	(55,430)

As of December 31, 2019, the Company had net operating losses of US$41,765 from the Company’s subsidiaries incorporated in the US, which can be carried forward indefinitely to offset future taxable income. The remaining accumulated net operating losses of US$41,341, US$131,392, US$23,879, US$27,950 and US$37,464 arose from several of its PRC entities, which can be carried forward to offset future taxable profit and will expire in years 2020, 2021, 2022, 2023 and 2024 if not utilized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.                               TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2018 and 2019, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$40,436 and US$44,635 were provided for the withholding tax of the PRC entities as of December 31, 2018 and 2019, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$31,652 and US$31,139 as of December 31, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$319,483 and US$305,179 as of December 31, 2018 and 2019, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$31,948 and US$30,518 as of December 31, 2018 and 2019, respectively.

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

New grant and modification of equity awards

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

On April 24, 2019, the Company approved to extend the expiration date of 119,920 share options granted under the 1999 Plan to 2 employees to July 27, 2019 and March 30, 2020, respectively. These stock options would have been expired between April 27, 2019 and December 30, 2019 if not modified. These options were fully vested and US$18 incremental compensation cost was recognized for the year ended December 31, 2019 resulting from the modification.

On June 7, 2019, the Company approved the grant of options to certain officers and employees of the Company under the 2015 Plan to purchase 1,423,337 ordinary shares of The Company at exercise prices of US$5.85 per share. 25% of the awards vest at the end of each anniversary of the grant date over the next four years. The options have a contractual term of ten years.

On June 11, 2019, the Company spun off its real estate information, analytics and marketplace business as a separate public company CIH. To protect all the existing Fang’s awards holders from changes in the value of their awards following the spin-off, CIH issued share options to all the existing Fang’s awards holders that entitled them to receive an equivalent number of CIH’s shares. These CIH’s share options have a nominal exercise price of US$0.001 with substantially the same remaining vesting terms and conditions as applied to Fang’s equity awards and are exercisable if and to the extent that the corresponding Fang’s equity awards are exercised. For purposes of the vesting of these equity awards, continued employment or service with Fang or with CIH is treated as continued employment for purposes of both Fang’s and CIH’s equity awards and the vesting terms of each converted grant remained unchanged. As of June 11, 2019, the total number of outstanding stock options of Fang is 7,357,154 which includes 6,773,143 and 584,011 share options held by the Company’s and CIH’s employees, respectively. As of June 11, 2019, the total number of outstanding restricted shares of Fang is 1,029,437 which includes 931,588 and 97,849 restricted shares held by the Company's and CIH's employees. There was US$848 of incremental compensation cost resulting from the modification, of which US$589 were recognized for the year ended December 31, 2019.

On June 28, 2019 the Company approved to extend the expiration date of 119,920 share options granted under the 1999 Plan to 2 employees to July 27, 2020 and March 30, 2021, respectively. These stock options would have been expired between July 27, 2019 and March 30, 2020 if not modified. These options were fully vested and US$13 of incremental compensation cost was recognized for the year ended December 31, 2019 resulting from the modification.

On November 15, 2019, the Company approved to reduce the exercise prices of 5,991,867 share options from US$5.0~US$30.0 per share to $1.99 per share, which were granted to 307 employees of the Company under the 1999, 2010 and 2015 Plan during the years ended December 31, 2006 to 2019. In addition to the adjustment of exercise price, 1) the share options vested at the modification day became subject to one additional year of service condition till November 14, 2020; 2) share options expected to be vested on or before November 14, 2020 became subject to one additional year of service condition following its original term; 3) share options expected to be vested after November 14, 2020 would follow its original term. There was US$9,146 of incremental compensation cost resulting from the modification, of which US$1,069 were recognized for the year ended December 31, 2019.

On December 19, 2019, the Company approved to extend the expiration date of 225,000 share options granted under the 1999 Plan to 2 employees to December 30, 2029. These stock options would have been expired on December 30, 2019 if not modified. These options were expected to be vested on November 14, 2020. There was US$793 of incremental compensation cost resulting from the modification, of which US$26 was recognized for the year ended December 31, 2019.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.                               SHARE-BASED PAYMENTS (continued)

A summary of the Company’s equity award activity held by both the Company’s employees and CIH’s employees under the 1999 Plan, 2010 Plan and 2015 Plan for the year ended December 31, 2019 was stated below:

Options Granted to Employees and Directors	Number of Shares	Weighted- Average per Share Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2018	6,034,054	10.92	4.50	US$	5,919
Granted (new options)	1,423,337	5.85
Granted (replacement options)	6,456,707	2.05
Forfeited	(87,950)	16.94
Expired	(140,446)	22.27
Exercised	(11,000)	1.97
Replaced	(6,456,707)	8.70
Outstanding, December 31, 2019	7,217,995	3.84	5.05	US$	5,299
Vested and expected to vest at December 31, 2019	7,217,995	3.84	5.05	US$	5,299
Exercisable at December 31, 2019	636,052	16.42	4.01	US$	86

The aggregate intrinsic value as of December 31, 2019 in the table above represents the difference between the fair value of the Company’s ordinary share at December 31, 2019 and the exercise price.

The fair values of the share options granted by Fang to the Company’s employees for the years ended December 31, 2019 are as follows:

Year Ended December 31, 2019
US$
Weighted average grant date fair value of option per share	2.88
Aggregate grant date fair value of options	4,099

Total intrinsic value of options exercised by the Company’s employees for the years ended December 31, 2017, 2018 and 2019 was US$2,953, US$3,979 and US$64 respectively.

As of December 31, 2019, there was US$13,314 of unrecognized share-based compensation cost related to the Company’s and CIH’s equity awards held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 1.52 years.

A summary of CIH’s share options activities held by the Company’s employees for the year ended December 31, 2019 was as follows:

Options Granted to Employees and Directors	Number of Shares	Weighted- Average per Share Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, December 31, 2018	—	—	—		—
CIH’s share options issued (a)	6,773,143	0.001
Forfeited	(59,340)	0.001
Expired	(76,185)	0.001
Outstanding, December 31, 2019	6,637,618	0.001	4.78	US$	24,154
Vested and expected to vest at December 31, 2019	6,637,618	0.001	4.78	US$	24,154
Exercisable at December 31, 2019	326,165	0.001	3.12	US$	1,187

(a)         reflects CIH’s share options issued to the Company’s employees upon the separation;

The aggregate intrinsic value in the table above represents the difference between the fair value of CIH’s ordinary share as of December 31, 2019 and the exercise price of CIH’s share options, which may be exercisable if and to the extent that the corresponding Fang’s share options are exercised.

The Company used the Black-Scholes option pricing model for stock options granted and primarily used the Binomial option pricing model for modifications to determine the fair value of the stock options for the years ended December 31, 2018 and 2019. The volatility assumption was estimated based on the price volatility of the shares of the Company and comparable companies in the internet media business. The expected term was remaining contract life of the share options. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The dividend yield of nil are based on the Company’s estimated dividend distribution for the stock options granted during the year ended December 31, 2019.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.                               SHARE-BASED PAYMENTS (continued)

The assumptions used to estimate the fair values of the share options granted or modified were as follows:

For the Years Ended December 31,
2019

Risk-free interest rate	1.57% to 2.42%
Dividend yield	Nil
Expected volatility range	39.00% to 48.06%
Weighted average expected life	0.07 to 10.00 years
Estimated forfeiture rate	—
Exercise multiple	2.2-2.8
Fair value of ordinary share	US$1.99 to US$5.80

Restricted Shares

A summary of the Company’s restricted shares held by both the Company’s employees and CIH’s employees for the year ended December 31, 2019 was stated below:

Restricted Shares Granted to Employees and Directors	Number of Shares	Weighted- Average Grant date Fair Value per Share

Outstanding, December 31, 2018	1,066,635	17.62
Forfeited	(52,161)	18.60
Vested	(387,940)	17.60
Unvested, December 31, 2019	626,534	17.55

A summary of CIH’s restricted shares activities held by the Company’s employees for the year ended December 31, 2019 was as follows:

Restricted Shares Granted to Employees and Directors	Number of Shares	Weighted- Average Grant date Fair Value per Share

Outstanding, December 31, 2018	—	—
CIH’s restricted shares issued (a)	931,588	0.34
Forfeited	(17,032)
Vested	(350,829)
Unvested, December 31, 2019	563,727	0.34

(a)         reflects CIH’s restricted shares issued to the Company’s employees upon the separation;

Total intrinsic value of restricted shares exercised by the Company’s employees for the year ended December 31, 2019 was US$668.

As of December 31, 2019, there was US$5,033 of unrecognized share-based compensation cost related to the Company’s and CIH’s restricted shares held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 1.67 years.

Total share-based compensation expense of share-based awards granted to employees and directors charged to both continuing and discontinued operations were US$7,218, US$14,082 and US$8,820, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.                               RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and controlling shareholder of the Company

Richard Jiangong Dai	Director of the board up until February 25, 2016

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Che Tian Xia Company Ltd.	A company under the control of Vincent Tianquan Mo

Shanghai Yuyue Electronic Technology Development Co., Ltd (“Shanghai Yuyue”)	A company under the control of Vincent Tianquan Mo

China Index Holdings and its subsidiaries (“CIH”)	A company under the control of Vincent Tianquan Mo and the Company can exercise significant influence

Next Decade Technology Limited	A company under the control of Vincent Tianquan Mo

Media Partner Investments Limited	A company under the control of Vincent Tianquan Mo

Chongqing Wanli New Energy CO., LTD(“Wanli”)	Equity method investment

b)	The Company had the following related party transactions for the years ended December 31, 2017, 2018 and 2019:

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Office building leased from:
-Vincent Tianquan Mo	159	162	156
Management fee incurred:
-Beihai Silver Beach	501	523	697
Listing service fee incurred:
-CIH	—	—	2,331
Office building leased to:
-CIH	—	—	615
IT service income from:
-CIH	—	—	756
Software license income from:
-CIH	—	—	40
Receipt of call option for acquisition of ordinary shares of CIH (Note 5) from:
- Next Decade Technology Limited and Media Partner Investments Limited	—	—	693
Acquisition of Class B ordinary shares of CIH (Note 5) from:
- Next Decade Technology Limited and Media Partner Investments Limited	—	—	29,950
Disposal of subsidiaries to:
- Shanghai Yuyue	—	—	7,394

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, United States of America, free of charge. The estimated fair value of the free office space was insignificant for each of the years ended December 31, 2017, 2018 and 2019.

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$159 and US$162 and US$156, and the corresponding contribution from shareholder were included in the consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.                               RELATED PARTY TRANSACTIONS (continued)

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel for ten years. The management fees incurred for the years ended December 31, 2017, 2018 and 2019 were US$501 and US$523, and US$697 respectively.  The balance as of December 31, 2018 represented outstanding management fees which were unsecured and interest-free.  The balance as of December 31, 2019 represented prepaid management fees.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Company entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name www.youtx.com for seven years at nil consideration.

Listing service fee provided by CIH

CIH acts as an agent on behalf of the Company on listing services for commercial properties. The Company recorded the service fee from CIH when the Company and its customers enter into a sales contract. Prior to June 11, 2019, these transactions are presented separately in selling expenses and income from discontinued operations. The amounts of service fee were US$561, US$687 and US$1,495 for the years ended December 31, 2017 and 2018, and the period between January 1, 2019 and June 11, 2019. The amount of service fee was US$2,331 for the period between June 12, 2019 and December 31, 2019. On January 1, 2020, the Company and CIH agreed to terminate the cooperation agreement.

Office building leased to CIH

The Company leases out offices to CIH.  Prior to June 11, 2019, these transactions are presented separately in other income and income from discontinued operations. The amounts of lease income were US$1,268, US$1,153 and US$490 for the years ended December 31, 2017 and 2018, and the period between January 1, 2019 and June 11, 2019. The amount of lease income was US$615 for the period between June 12, 2019 and December 31, 2019.

IT service income from CIH

The Company entered into an IT service agreement with CIH, pursuant to which CIH agrees to utilize Fang’s server and other IT services. The agreement is effective from June 11, 2019. US$756 of IT service income incurred during the period from June 11, 2019 to December 31, 2019.

Software license income from CIH

The Company entered into a software license agreement with CIH, pursuant to which, Fang agrees to license the right of using certain of its software at annual royalty fee of US$72. The term of the software license agreement is 10 years. The agreement is effective from June 11, 2019. US$40 of IT service income incurred during the period from June 11, 2019 to December 31, 2019.

After the completion of the separation, there were certain cash collections and cash payments on behalf of each other between the Company and CIH from June 11, 2019 to December 31, 2019. In November 2019, the Company entered into an agreement with CIH to settle all such balances with CIH on a quarterly basis in net amounts. The balance of US$317 as of December 31, 2019 represents the net amount due to CIH, after offsetting with an equivalent amount due from CIH of US$9,258.

Disposal of subsidiaries to Shanghai Yuyue

The Company sold 100% equity interest of 42 entities which used to operate the marketing, listing, leads generating services and ecommerce business to Shanghai Yuyue, an entity controlled by Mr. Vincent Tianquan Mo, the controlling shareholder of the Company in 2019. Revenues generated by these entities were US$8,746 for the year ended December 31, 2018 and US$1,450 before their disposal in 2019. Upon the disposal, Shanghai Yuyue assumes net liabilities of these entities at carrying amount. Accordingly, there was no disposal gain or loss as a result of the transaction.

For the year ended December 31, 2019, noncash net liability distributed to Shanghai Yuyue in connection with the disposal of subsidiaries were US$8,772.

Prepayment for purchase from Wanli

The Company entered into an agreement with Wanli and its affiliate in 2019 to purchase data and services for a total consideration of US$275. The Company has prepaid US$275 in cash in 2019.  As of December 31, 2019, the Company has not received the related data and services from Wanli.

c)	The Company had the following related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	US$	US$
Amounts due from a related party:
- Beihai Silver Beach	—	369
- Wanli	—	275
	—	644

	As of December 31,
	2018	2019
	US$	US$
Amounts due to a related party:
- Beihai Silver Beach	19	—
- Shanghai Yuyue	—	8,910
- CIH	—	317
	19	9,227

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits charged to both continuing and discontinued operations, which were expensed as incurred, were US$21,583, US$20,093 and US$17,624 for the years ended December 31, 2017, 2018 and 2019, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.                               COMMITMENTS AND CONTINGENCIES

Capital commitment

The Company has commitments for the construction of fixed assets of US$24,959 as of December 31, 2019. The future payments schedule is presented as follows:

	As of December 31 2019,
	Total	Less Than 1 Year	1–2 Years	2-5 Years	More Than 5 Years
Capital commitment:	24,959	12,469	11,764	363	363

Operating lease commitments

The Group leases offices and properties under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 10.

As of December 31, 2019, the Company had US$407 of short term lease commitments under non-cancellable operating leases.

As previously disclosed in the consolidated financial statements for the year ended December 31, 2018 and under the previous lease standard (Topic 840), future minimum annual lease payments for the year subsequent to December 31, 2018 and in aggregate were as follows:

US$

2019	4,368
2020	2,198
2021	181
2022	18
2023 and thereafter	37
6,802

Payments under operating leases were expensed on a straight-line basis over the periods of the respective leases. For the years ended December 31, 2017 and 2018, total rental expenses for all operating leases were US$27,832 and US$9,678, respectively.

Contingencies

In April and May 2018, the Company was involved in suits as one of the defendants for trade mark infringement claimed by a third party, alleging RMB99,900, RMB300,000, and RMB500,000, respectively. In March 2019, the People's High Court of Beijing ruled that the Company was not the proper defendant for the suits involving RMB300,000 and RMB500,000. In June 2019, the Supreme People's Court upheld the ruling of the People's High Court of Beijing for the cases involving RMB300,000 and RMB500,000. The suit involving RMB99,900 is still ongoing and the Company is vigorously contesting the allegations.

In February 2019, the Company was served with a subpoena from a court in Beijing, in which a third party claimed that a contract the Company entered into was invalid. Pursuant to such contract, the Company received shares of Guilin Bank from a debtor’s nominee to discharge its indebtedness (See Note 5). The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. The Company vigorously contested the allegation and received a judgment in favor of the Company. Such third party appealed to a higher court and the case was still under review.

In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2019 since it is not probable that a liability has been incurred because of these legal proceedings and the amount of loss cannot be reasonably estimated.

Income taxes

As of December 31, 2019, the Company had accrued US$121,889 for unrecognized tax benefits (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.                               SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker has been identified as the executive chairman of the board of directors, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$112,713 and US$99,685 as of December 31, 2018 and 2019, respectively, which are located in the United States of America.

23.                               EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	(In thousands, except share data)
Numerator:
Net income (loss) attributable to Fang Holdings Limited’s shareholders from continuing operations	1,032	(141,420)	(23,430)
Net income attributable to Fang Holdings Limited’s shareholders from discontinued operations	20,675	26,509	13,181
Net income (loss) attributable to Class A and Class B ordinary shareholders	21,707	(114,911)	(10,249)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding-basic	88,475,665	88,749,432	89,511,052
Potentially dilutive ordinary shares equivalent	3,110,012	—	—
Weighted average number of Class A and Class B ordinary shares outstanding-dilutive	91,585,677	88,749,432	89,511,052

Basic net income (loss) per share
Earnings (loss) from continuing operations per share - basic	0.01	(1.59)	(0.26)
Earnings from discontinued operations per share - basic	0.23	0.30	0.15
Earnings (loss) per share - basic	0.24	(1.29)	(0.11)

Diluted net income (loss) per share
Earnings (loss) from continuing operations per share - diluted	0.01	(1.59)	(0.26)
Earnings from discontinued operations per share - diluted	0.23	0.30	0.15
Earnings (loss) per share - diluted	0.24	(1.29)	(0.11)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.                               EARNINGS (LOSS) PER SHARE (continued)

The repurchased but not retired ordinary shares are accounted as treasury share which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

Options to purchase 7,217,995 shares of common stock at US$1.95~US$30 per share and 626,534 restricted shares were outstanding in 2019 but were not included in the computation of diluted EPS due to anti-dilutive effect. In addition, 2,009,489 related to the Company’s September 2022 Notes and 2,653,084 related to the Company’s New November 2022 Notes were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.                               PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2018	2019
	US$	US$
ASSETS
Cash and cash equivalents	2,529	13,734
Short-term investments	—	1,384
Prepayments and other current assets	98	39
Amounts due from subsidiaries	17,056	—
Total current assets	19,683	15,157
Non-current assets:
Restricted cash, non-current portion	1,001	1,106
Long-term investments	30,733	49,006
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	869,895	898,766
Total non-current assets	901,629	948,878
Total assets	921,312	964,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans	26,808	4,003
Short term bond payable	—	102,779
Accrued expenses and other liabilities	2,575	5,045
Amounts due to subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	5,722	29,843
Total current liabilities	35,105	141,670
Non-current liabilities:
Long-term loans, less current portion	37,266	63,677
Convertible senior notes	254,435	168,929
Total non-current liabilities	291,701	232,606
Total liabilities	326,806	374,276

Commitments and contingencies	—	—

Shareholders’ equity:

Class A ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 72,069,645 and 71,775,686 shares issued as of December 31, 2018 and 2019; 65,004,587 and 65,403,527 shares outstanding as of December 31, 2018 and 2019	9,286	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and December 31, 2019, respectively	3,124	3,124
Additional paid-in capital	517,802	528,620
Accumulated other comprehensive loss	(75,837)	(98,371)
Retained earnings	276,746	270,358
Treasury share (7,065,058 and 6,372,159 shares as of December 31, 2018 and 2019, respectively.)	(136,615)	(123,216)
Total shareholders’ equity	594,506	589,759
Total liabilities and shareholders’ equity	921,312	964,035

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.                               PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION  (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2017	2018	2019
	US$	US$	US$
Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
General and administrative expenses	(998)	(9,348)	(26,317)
Operating loss	(998)	(9,348)	(26,317)
Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	27,339	(85,190)	34,397
Foreign exchange gain (loss)	211	7	(3,998)
Interest income	196	73	65
Interest expenses	(7,233)	(7,700)	(8,978)
Change in fair value of securities	2,736	(14,904)	(6,043)
Investment income, net	2,221	2,151	625
Impairment on investments	(2,768)	—	—
Income (loss) before income taxes	21,704	(114,911)	(10,249)
Income tax expenses	—	—	—
Net income (loss)	21,704	(114,911)	(10,249)
Other comprehensive income (loss), before tax
Foreign currency translation adjustments	56,571	(46,648)	(26,703)
Unrealized gain on available-for-sale securities	14,575	1,493	861
Amounts reclassified from accumulated other comprehensive income	(2,736)	(1,493)	(861)
Other comprehensive income recorded by subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	198,263	—	—
Gain (loss) on intra-entity foreign transactions of long-term-investment nature	—	—	497
Separation of real estate information, analytics and marketplace services business	1,872	(3,034)	3,672
Other comprehensive income (loss), before tax	268,545	(49,682)	(22,534)
Income tax expense related to components of other comprehensive income	(49,566)	—	—
Other comprehensive income (loss), net of tax	218,979	(49,682)	(22,534)
Comprehensive income (loss)	240,683	(164,593)	(32,783)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

24.                               PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION  (continued)

Condensed statements of cash flows

	2017	2018	2019
	US$	US$	US$

Net cash provided by (used in) operating activities	(67,381)	(3,302)	9,859
Net cash provided by (used in) investing activities	13,931	8,272	(25,362)
Net cash provided by (used in) financing activities	(31,179)	(13,241)	26,241
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	—	—	572
Net increase (decrease) in cash, cash equivalents and restricted cash	(22,271)	(8,271)	11,310
Cash and cash equivalents and restricted cash at beginning of year	34,072	11,801	3,530
Cash and cash equivalents and restricted cash at end of year	11,801	3,530	14,840

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

The recent outbreak of a novel strain of coronavirus named as COVID-19, has spread rapidly since January 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused disruptions to the Company’s business operations. The Company has taken measures to reduce the impact of the COVID-19 outbreak, including monitoring its employees’ health on a daily basis and optimizing its technology system to support remote work arrangements. The Company has experienced business disturbance due to quarantine measures to contain the spread of COVID-19, and experienced delayed cash collection of accounts receivables and slowdown of revenue growth in the first quarter of 2020. Especially, there were significant disruption of the operation of the Company’s subsidiary and its customers located in Hubei province. The Company has implemented various measurements to control expenditures.

The fair value of equity investments with readily determinable fair values and equity method investments carried at fair value as of April 30, 2020 has dropped by 29% since December 31, 2019, as a result of the market volatility. The Company is uncertain if those values will rebound in the near future.

Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact for the remainder of fiscal year 2020.