Form 20-F/A
period 2019-12-31
Fang Holdings Ltd
filed 2020-06-10
CIK 1294404

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

Vincent Tianquan Mo, Executive Chairman Tel: +86-10-5631 8000 Fax: +86-10-5631 8010 Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Fang Holdings Limited (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed on reliance of the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) extending the deadlines by up to 45 days for filing certain reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As previously disclosed on a Form 6-K filed by the Company on April 28, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to the COVID-19 pandemic. Starting from early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of cautionary measures, which included, among others, extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging people to work remotely from home and cancelling public activities. As a result of the COVID-19 pandemic, and the responsive government and business continuity measures, the Company’s employees were required to either work remotely or work at office premises in shifts for reduced working hours from January to March 2020. The restrictions on the access to the Company’s facilities and the quarantine measures have significantly impeded the Company’s internal financial staff from completing the financial statements and related materials necessary for audit in time. These, in turn, have hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

As required by Rule 12b-15 under the Exchange Act, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to the Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 27, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the current reports furnished by the Company to the SEC subsequent to the Original Filing.

2

PART III

Item 19. EXHIBITS

Exhibit
No.	Description of Exhibit
12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*                 Filed herewith.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

FANG HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman

Date: June 10, 2020

4