Form 20-F
period 2022-12-31
Fang Holdings Ltd
filed 2024-10-31
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from to

Commission file number: 001-34862

Fang Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Richard Jiangong Dai, Executive Chairman

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

Telephone: +86-10-5631 8000

Fax: +86-10-5631 8010

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American depositary shares, each representing ten Class A ordinary share, par value HK$1.00 each share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value HK$1.00 each share	66,020,679
Class B ordinary shares, par value HK$1.00 each share	24,336,650

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

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes -Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China;
●	“ADSs” refers to our American depositary shares, with each ADS representing ten Class A ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;
●	“CIH” refers to China Index Holdings Limited a company listed on the NASDAQ Stock Market under the ticker symbol ‘‘CIH,’’ which was separated from our company, via a stock distribution on June 11, 2019, and its subsidiaries and variable interest entity, Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;
●	“MIIT” refers to the Ministry of Industry and Information Technology and its compete local branches;
●	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;
●	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;
●	“monthly unique visitors” in a given month, refers to the aggregate number of daily unique visitors to our websites, mobile apps or mobile WAP websites in such month. Once a visitor has visited a website, mobile app or mobile WAP website in a given day, all subsequent visits from the same IP address or device to a specific channel during such day do not count towards the daily unique visitor number for such specific channel. The combined number of monthly unique visitors to our websites, mobile apps and mobile WAP websites is the sum of the monthly unique visitors for each website, mobile app and mobile WAP website. The average number of monthly unique visitors for a given year is the average of the monthly unique visitors in each month in such year;
●	“NDRC” refers to National Development and Reform Commission;
●	“PBOC” refers to People’s Bank of China;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;
●	“SAMR” refers to the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or the SAIC) and its competent local branches;
●	“SAT” refers to the State Administration of Taxation and its competent local branches;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares and Class B ordinary shares;
●	“sq.m.” refers to square meter(s); and
●	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This annual report includes our audited consolidated statements of comprehensive income (loss) for the years ended December 2020, 2021 and 2022, our audited consolidated balance sheets as of December 31, 2020, 2021 and 2022, our audited consolidated statements of shareholders’ equity and our audited consolidated statements of cash flows for the years ended 2020, 2021 and 2022.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract clients and further enhance our brand recognition;
●	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries;
●	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities;
●	the length and severity of the COVID-19 outbreak and its impact on our business and industry; and
●	the non-binding proposal letter from Mr. Richard Jiangong Dai and the potential transaction contemplated by such letter.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Fang Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our wholly-owned PRC subsidiaries and the variable interest entities (including the variable interest entities and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate all our business through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to conduct the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 68.3%, 66.5% and 66.1% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Fang Holdings Limited and its subsidiaries. Holders of Fang’s ADSs hold equity interest in Fang Holdings Limited, our Cayman Islands holding company; by investing in Fang’s ADSs, they do not, and may never, have direct or indirect interest in the variable interest entities in China. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Fang is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

A series of contractual agreements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. under the U.S. GAAP for accounting purposes. Neither Fang nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (the “Beijing TuoShi”) and Tianjin Jia Tian Xia Network Technology Co., Ltd. (the “Jia Tian Xia Network Technology”), our wholly-owned PRC subsidiaries, their controlled variable interest entities and their respective shareholders for our operations, which may not be as effective as direct ownership in providing operational control” and “-The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Fang, a Cayman Islands holding company, with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Fang, its PRC subsidiaries and variable interest entities, and investors of Fang face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to all the risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, and regulation and statements made by PRC government related to the use of variable interest entities, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China -Uncertainties with respect to the PRC legal system could adversely affect us” and “-Substantial uncertainties exist with respect to the interpretation and implementation of the adoption of new or revised PRC laws relating to our current corporate structure, corporate governance and business operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. As of the date of this annual report, both Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) hold the ICP license, as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology hold the approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Jia Tian Xia Advertising Co., Ltd.(“Beijing Advertising”), Shanghai Century Jiatianxia Internet Technology Development Co., Ltd. (“Shanghai Century JTX Network”) and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Pursuant to the relevant regulations promulgated by the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. We have obtained for such consolidated controlled entities Internet Culture Operation License for exhibitions and competitions of online cultural products, Internet Audio/Video Program Transmission License for Internet audio-visual program service and mobile Internet audio-visual program services of professional audio-visual program production on arts and culture, entertainment, science and technology, finance and economics, sports, education, etc. (excluding interviews), broadcasting services, and live-streaming broadcasting services for general social organization’s cultural activities, sports events and other organizational activities, and Operating Permit for Producing Radio and Television Program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

However, we may be required to obtain additional licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to our business—If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the variable interest entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Based on advice from our PRC counsel, we do not believe that we are required to undergo cybersecurity review by the CAC for our previous securities offerings.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

Based on the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, we were advised by our PRC Counsel, Jingtian & Gongcheng, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC. However, as the Overseas Listing Trial Measures is relatively new and there is no clear guidance or explanation regarding the reporting obligation of an existing issuer under the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, we cannot assure you that whether we will need to go through the reporting procedures with the CSRC for our recent delisting arrangements.

If (i) we do not receive or maintain any permissions or approvals or complete any reporting obligations, (ii) we inadvertently concluded that certain permissions, approvals have been acquired or are not required, or certain reporting obligations have been completed or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions, approvals or reporting obligations in the future, we cannot assure you that we will be able to obtain such permissions or approvals or complete such reporting obligations in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information-D. Risk Factors- Risks Related to Our Business-If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.”

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States. We have appointed GGF CPA Limited, or GGF, for the audit of the consolidated financial statements since the fiscal year ended December 31, 2019. Our current auditor, GGF CPA LTD, the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. Recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm GGF. Our predecessor auditor’s work related to our operations in China for the fiscal years 2018 to 2019 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain traded in the United States. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.”

Cash and Asset Flows through Our Organization

Fang Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Fang Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Fang Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Fang Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling US$7.1 million, US$7.3 million and $6.6 million as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity,” “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-Government control of currency conversion may limit our ability to utilize our revenues effectively,” and I”tem 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-We may be subject to fines and legal or administrative sanctions in connection with certain historical intra-group funding transactions.”

From 2020 to 2022, certain of our mainland China subsidiaries transferred a total of US$504 million in cash to our Hong Kong subsidiaries. These funds were allocated as follows: (i) US$291 million for the repayment of specific bank loans; (ii) US$88 million for the repayment of convertible senior notes; and (iii) the remaining amount to support overseas operational needs.

Under PRC law, Fang Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. During the years ended December 31, 2020, 2021 and 2022, Fang Holdings Limited did not extend any loans or capital contributions to our intermediate holding companies, subsidiaries and the variable interest entities. Furthermore, cash transfers from Fang Holdings Limited to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Fang Holdings Limited may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China- PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.”

Fang Holdings Limited does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

A. Selected Financial Data

We have derived our selected consolidated statement of comprehensive income (loss) data (except for ADS information) for the years ended December 31, 2020, 2021 and 2022 and our selected consolidated balance sheet data as of December 31, 2020, 2021 and 2022, from our audited consolidated financial statements included in this annual report.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2020	2021	2022

	(U.S. dollars in thousands)
Consolidated statement of comprehensive income (loss) data:
Revenues:
Marketing services	96,753	70,426	37,187
Listing services	48,541	31,128	13,105
Leads generation services	59,931	36,654	15,760
Financial services	7,828	13,290	9,716
Other services	7,360	6,835	4,713
Total revenues	220,413	158,333	80,481
Cost of revenue:
Cost of services	(17,396)	(17,799)	(12,267)
Gross profit	203,017	140,534	68,214
Operating income (expenses):
Selling expenses	(58,399)	(56,499)	(30,783)
General and administrative expenses	(119,577)	(99,911)	(77,509)
Other income (loss)	(2,532)	5,040	103
Operating income (loss)	22,509	(10,836)	(39,975)
Foreign exchange gain (loss)	(2,784)	2,667	1,222
Interest income	12,562	11,925	6,854
Interest expense	(21,278)	(16,679)	(10,765)
Change in fair value of securities	(18,636)	(19,142)	828
Government grants	1,420	1,732	1,523
Investment income, net	465	34,253	523
Income (loss) before income taxes	(5,742)	3,920	(39,790)
Income tax expenses	(3,006)	(23,504)	(35,772)
Net loss	(8,748)	(19,584)	(75,562)
Loss per share for Class A and Class B ordinary shares and
Basic and diluted	(0.10)	(0.22)	(0.84)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	89,845,281	90,162,557	90,357,275

	As of December 31,
	2020	2021	2022

	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	209,715	184,113	214,820
Total current assets	700,741	713,349	407,431
Total assets	1,798,773	1,715,289	1,208,923
Short-term loans and long-term loans	450,066	443,644	102,801
Convertible senior notes	168,266	—	—
Total Fang shareholder’s equity	699,213	716,821	591,804

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities and other entities as of the dates presented.

	As of December 31,
	2020	2021	2022

	(U.S. dollars in thousands)
Current assets	362,019	300,176	77,048
Non-cunrrent assets	610,195	524,247	463,716
Total assets	972,214	824,423	540,764

Current liabilities	520,038	478,177	287,779
Non-current liabilities	151,887	139,714	119,881
Total liablities	671,925	617,891	407,660
Net assets	300,289	206,532	133,104

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31.
	2020	2021	2022

	(U.S. dollars in thousands)
Total revenues	150,577	105,227	53,211
Net income (loss)	1,280	(1,853)	(28,504)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information-D. Risk Factors.

Risks related to our business

●	We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs to decline.
●	Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.
●	Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.
●	If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.

●	Our future growth depends in part on our ability to continue to operate the retained business after the separation of CIH.
●	We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing and Wuhan and we face market risks due to concentration of our revenues in these major urban areas.
●	If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.
●	We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.

Risks related to our corporate structure

●	If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.
●	Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.
●	We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
●	Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.
●	We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
●	We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

Risks related to doing business in China

●	China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.
●	PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.
●	The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.
●	Government control of currency conversion may limit our ability to utilize our revenues effectively.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
●	The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.
●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors from the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

Risks related to our ADSs, ordinary shares and notes

●	The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The market price movement of our ADSs and notes may be volatile.
●	There can be no assurance that any agreement will be executed with respect to the proposal made by Mr. Richard Jiangong Dai, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs would likely have an effect on the market price of our ADSs and/or notes.
●	As Fang is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.
●	As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
●	Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

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

We incurred net loss of US$8.7 million, US$19.6 million and US$75.6 million in 2020, 2021, 2022 primarily due to the combined effect of the decrease in our revenues and the change in fair value of securities. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 66.9%, 63.2% and 61.4% of our total revenues in 2020, 2021, and 2022, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. The growth of demand for private residential property in China is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

The real estate market in China is typically affected by changes in government policies affecting the real estate and financial markets and related areas. In the past, the PRC government has adopted various administrative measures to curb what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. In February 2013, for example, the State Council announced certain plans to address the rapid increase in property prices in certain cities since late 2012, including raising minimum down-payments and loan rates for second home buyers in cities where prices experienced a rapid increase and enforcing a 20% capital gains tax on the sale of existing homes. In part due to these policies, the real estate market in China experienced a slowdown and real estate development declined in 2014. In March 2015, the PRC government issued a new policy to reduce the down-payment requirements and exempt certain home owners from paying sales taxes if they sell after owning the property for two years. Beginning in September 2016, certain cities, such as Beijing and Shanghai, increased the down-payment requirements again and tightened the determination of first home buyers who are often eligible for relaxed regulations. Relevant government authorities have recently also promulgated legislations to ban financings to home buyers for down-payment and ceased granting or renewing real estate broker licenses in certain cities. Beginning in March 2017, certain cities, such as Beijing and Guangzhou, further increased the minimum down-payments for second home buyers. In April 2019, Housing Fund Management Center of the Central Government Organs issued Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services, which adjusts the proportion of down-payment. Under the circular, if the first house that a loan applicant purchases is not an economically affordable house, the down-payment shall not be lower than 30% of the total purchase price. The circular also adjusts the maximum limit of loan for the second house purchase. The maximum limit of loan for the first house purchase shall be RMB1.2 million, and the benchmark interest rate of loan shall apply; the maximum limit of loan for the second house purchase shall be RMB600,000, and the loan interest rate shall be 1.1 times of the benchmark interest rate of loan for the same period. In August 2020, MOHURD, together with PBOC, formulated the “Three Red Lines” policy for real estate companies, with the intention to control the scale of interest-bearing debts of major property developers in China and facilitate the sustainable development of China’s real estate industry. The “Three Red Lines” policy refers to: (i) the gearing ratio (excluding receipts in advance) of a real estate company shall not exceed 70%; (ii) the net gearing ratio of a real estate company shall not exceed 100%; and (iii) cash over short-term interest-bearing loans ratio shall not be lower than 1.0. On December 28, 2020, the PBOC and the China Banking and Insurance Regulatory Commission (the “CBIRC”) promulgated the Notice on Establishment of a Concentration Management System for Real Estate Loans of Financial Institutions (the “Joint Notice”) which came into effect on January 1, 2021 to strengthen financial regulations in real estate industry. The Joint Notice requires the ratio of real estate loans and the ratio of personal housing loans shall not exceed the upper limit of the ratio of real estate loans or the upper limit of the ratio of personal housing loans determined by the PBOC and the CBIRC, and the development banks and policy banks shall implement these requirements by making the necessary changes. Financial institutions in the banking industry whose concentration of real estate loans exceeds the management requirements shall have an adjustment plan to progressively attain the management requirements within the business adjustment transitional period. The Joint Notice does not raise the interest rates of individual housing loans, but limits the proportion of individual housing loans of various commercial banks, which are control measures taken by the PRC government to curb the real estate market and promote steady and healthy development of the real estate market. On March 26, 2021, CBIRC, MOHURD and PBOC jointly promulgated the Notice on Preventing the Illegal Flow of Business Loans into Real Estate Market, which requires the local counterparts of CBIRC, MOHURD and PBOC to strengthen supervisory inspection on the illegal flow of business loans into real estate market, enhance non-compliance complaint mechanism, and promptly share and jointly investigate clues on such violations. Also, relevant authorities shall consider illegal flow of business loans into real estate market and other related issues as important content of various inspections, strictly enforce relevant obligations in accordance with laws, strengthen joint punishment, and promptly include the information on relevant administrative penalties on enterprises and individuals in the credit reporting system. On July 13, 2021, the MOHURD and other seven departments jointly promulgated the Notice on Continuous Rectification and Regulation of Real Estate Market Order, which prohibits arbitrage of or assistance on arbitrage of non-housing loans like business loans or consumer loans to use them on purchasing properties. On October 23, 2021, the National People’s Congress of the PRC authorized the State Council to launch a five-year pilot property tax reform program in selected regions where the owners of residential and non-residential properties (excluding rural households) will be required to pay property tax. The State Council has the discretion in deciding where and how the property tax will be implemented and administrated.

In addition to government policies aimed specifically at controlling growth in real estate markets in China, our business, financial condition and results of operations may also be negatively affected by other macroeconomic and regulatory measures. Any future policies in the following areas could cause a decline in home sales and prices, which in turn could affect the demand for our services and negatively impact our business, financial condition and results of operation:

●	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;
●	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

●	policies regarding land supply;
●	significant increases in transaction costs as a result of changes in PRC government policies regarding transaction taxes, such as the sales tax on residential property sales by individuals within two years of purchase;
●adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;
●	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or related fees and commissions; or
●	other PRC government policies or regulations that burden real estate transactions or ownership.

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 43.9%, 44.5% and 46.2% of our revenues in2020, 2021 and 2022, respectively, constituting our largest source of revenues. In particular, our new home business accounted for substantially all of our marketing service revenues in 2020, 2021 and 2022, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are promoting newly developed properties for sale.

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

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

●overall demand from property developers for online advertising;
●	the amount of user traffic on our websites and mobile apps, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;
●	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media;
●	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages; and
●	emergence and user acceptance of new marketing channels, including social networking platforms and “We Media.”

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

We derive a significant portion of our revenues from our listing services. In 2020, 2021 and 2022, listing service revenues represented approximately 22.0%, 19.7% and 16.3% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

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

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing and Wuhan and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen. In 2022, we generated revenues of US$40.8 million from these eight urban centers, representing 50.7% of our total revenues. We expect these eight urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

We may fail to compete successfully against current or future competitors, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition from other companies in each of our primary business activities. In particular, the online real estate Internet service market in China is becoming increasingly competitive. For example, 58.com, an online marketplace, acquired Anjuke.com, an online real estate sales and rental service provider in China, which has increased competition in our market. The barriers of entry for establishing Internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate Internet service industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. We also face competition from companies in other media that offer online advertising, online listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate Internet service industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our fees. Furthermore, our current competitors include major Internet portals in China that provide real estate Internet services, such as Sina.com, 58.com, ke.com and Tencent’s house.qq.com, which may have more established brand names, larger visitor numbers and more extensive Internet distribution channels than we do.

In addition, we have faced and may continue to face strong competition from regionally focused websites and mobile apps providing regional real estate listings together with localized services, as well as other emerging channels, including social network platforms. Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain and enhance brand awareness for our websites and mobile apps could lead to loss of existing customers and qualified personnel.

We believe maintaining and enhancing our brand name as a leading real estate Internet company in China is a critical part of our strategy. In July 2014, we changed the address of our principal website from www.soufun.com to www.fang.com. “Fang” means “home” in Chinese. In conjunction with our change of web address, we also launched our new mobile app under the “Fang Tian Xia” brand (“房天下” in Chinese, which can be approximately translated as “world of homes” in English). In September 2016, we changed our company name to Fang Holdings Limited. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. In addition to promoting our websites and brand through our direct sales force, we also intend to continue to pursue other means to enhance brand awareness, including publication of real estate research reports, event sponsorships, portal collaboration arrangements, and advertising and marketing activities. We cannot assure you that our efforts will be successful in maintaining or enhancing our brand awareness. If our brand enhancement strategy is unsuccessful, or if other brands surpass our brand in market recognition in one or more cities in which we operate, we may fail to attract new or retain existing users, customers or qualified personnel, which could materially decrease our revenues and profitability.

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

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the General Administration of Press, Publication, Radio, Film and Television (formerly the State Press and Publications Administration) and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things: (1) opposes the fundamental principles of the PRC constitution, (2) compromises state security, divulges state secrets, subverts state power or damages national unity, (3) disseminates rumors, disturbs social order or disrupts social stability, (4) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes, or (5) insults or slanders a third party or infringes upon the lawful right of a third party.

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

If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.

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

Pursuant to the relevant regulations promulgated by the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. We have obtained for such consolidated controlled entities Internet Culture Operation License for exhibitions and competitions of online cultural products, Internet Audio/Video Program Transmission License for Internet audio-visual program service and mobile Internet audio-visual program services of professional audio-visual program production on arts and culture, entertainment, science and technology, finance and economics, sports, education, etc. (excluding interviews), broadcasting services, and live-streaming broadcasting services for general social organization’s cultural activities, sports events and other organizational activities, and Operating Permit for Producing Radio and Television Program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

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

Moreover, other service licenses, including real estate service licenses, held by certain of our subsidiaries have expired while Beijing Yi Ran Ju Ke is applying for such license, and certain financing gurantee license, held by our subsidiaries in Shanghai, Nanning and Tianjing were cancelled or in the process of cancallation.

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

Our business depends heavily on the performance and reliability of China’s Internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

●	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;
●	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites and mobile apps;
●	any damage from fire, flood, earthquake and other natural disasters; and
●	computer viruses, hackings and similar events.

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

We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company-B. Business Overview-Regulation.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024.
●	In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest.
●	In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●	On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation by the official of the CAC, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the CAC came into effect, which stipulates detailed procedure and provide a prescribed agreement template for data transfer activities.
●	On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which will come into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows: (1) designating a person responsible for network data security and establish a network data security management department; (2) conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations; (3) taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data; (4) conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above. Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.”

Personal Information and Privacy

●	The Anti-monopoly Guidelines in the Field of Internet Platforms published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
●	On March 22, 2024, the CAC issued the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Cross-border Data Transfer Provisions. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Network Data Security Management Regulation remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of these measures and regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the subsequent legislations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. This regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of this regulation.

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

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced advertising and marketing activity of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year. Furthermore, as we are substantially dependent on sales of listing and marketing, our quarterly revenues and results of operations are likely to be affected by:

●	seasonality of the real estate market and real estate consumers’ purchasing patterns;
●	our ability to retain existing customers and attract new customers for our listing, marketing and e-commerce services;
●	our ability to successfully introduce new service offerings on our platform;
●	the amount and timing of our operating expenses and capital expenditures;
●	the adoption of new, or changes to existing, governmental regulations;
●	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and
●	economic conditions in general and specific to the real estate industry and to China.

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

We intend to prioritize our operations in major cities such as Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, and Wuhan. We also plan to expand into new sectors. We intend to improve our open platform business by introducing a number of cloud products empowered by our big data capabilities. However, some of our growth strategies relate to new services and technologies for which there are no established markets in China or relate to services, technologies, or new businesses in which we have limited or no experience. We do not have experience providing these services and may not select the right third parties to partner with or establish or maintain some business relationship with them at commercially reasonable terms. Moreover, due to the breadth and diversity of the PRC real estate market and the PRC microfinance market as well as other industries and sectors we plan to expand into, our business model may not be successful in new and untested markets as demand and preferences may vary significantly by region. As a result, we may not be able to leverage our experience to enter into businesses with respect to new products or services. We cannot assure you that we will be able to successfully grow our business in our existing cities. There can be no assurance that we will be able to deliver new services and technologies on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenues and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

Increases in the volume of our website traffic as a result of our expansion into new business could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause the number of real estate search inquiries, advertising impressions, other revenue producing offerings and our informational offerings to decline, any of which could significantly reduce our revenue growth and our brand loyalty. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if our systems cannot handle current or higher volumes of traffic. Mismanagement of any of our services in new or existing markets or the deterioration of the quality of our services could significantly damage our brand names and reputation and adversely impact our ability to attract and retain customers and visitor traffic.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2022, 17.4% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai (the obtained approval of which has been transferred to Nanning in 2021), Shanghai, Chongqing and Tianjin. Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017, or Notice on Regulating Cash Loan, internet microfinance businesses is strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and complete rectifications within the prescribed time limit.

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

In November 2009, the provincial government of the Guangxi Zhuang Autonomous Region issued the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. In 2014, we obtained approvals to engage in the microfinancing business from government authorities of Beihai city, Guangxi Zhuang Autonomous Region. Pursuant to the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region, Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”) with microfinancing approvals cannot conduct microfinancing business outside Beihai city. In 2021, Beihai Tian Xia Dai Microfinance relocated to Nanning city, Guangxi Zhuang Autonomous Region, and it also changed its name to Nanning Tian Xia Dai Microfinance Co., Ltd. as well as obtained the approvals to change the geographic scope of its microfinancing business from Beihai to Nanning from government authorities. However, if Nanning Tian Xia Dai Microfinance Co., Ltd. provides loans outside Nanning, and as a result, it may face the risk of being rectified by the relevant authorities.

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

The members of our senior management team have played an important role in the growth and development of our business, and if we are unable to continue to retain their services, our business, financial condition and results of operations could be materially and adversely affected.

Our future success is significantly dependent upon the continued services of our senior management. To date, we have relied heavily on the expertise and experience of senior management personnel in our business operations, including their extensive knowledge of the PRC real estate market, their strong reputation in the PRC real estate industry, and their relationships with our employees, relevant regulatory authorities and many of our customers. If our senior management personnel are unable or unwilling to continue in their present positions, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify their successors. In addition, if our senior management personnel joins a competitor or forms a competing company, we may lose our customers, and our collaboration arrangements may be disrupted, which would have a material adverse effect on our business, financial condition and results of operations. We do not maintain key-man insurance for our senior management personnel.

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

The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, acquisitions could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;
●	unforeseen or hidden liabilities;
●	the diversion of resources from our existing businesses and technologies;
●	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and
●	potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses.

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

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2022 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm, respectively, identified one material weakness in our internal control over financial reporting as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness subsequent to December 31, 2022, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial director and financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

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

As of December 31, 2022, we had leased properties in approximately 51 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

Certain of our consolidated controlled entities obtained from a PRC commercial bank loans in the aggregated principal amount of approximately RMB235 million (US$34 million) as of December 31, 2022. According to loan agreement, if the borrowers fail to maintain certain financial indicators, the bank will be entitled to declare the loans immediately repayable. Even though we obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2022, we would be in default at the December 31, 2022 balance sheet date and it is probable that we will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. As of the date of this annual report, the bank has not indicated its intention for us to immediately repay such loans; however, we cannot assure you that the bank would not change its position and declare such loans immediately repayable in the future, which may adversely affect our liquidity position.

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

Third party claims, shareholders litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.

We may be or may be expected to be a party to various third-party claims, lawsuits, shareholders litigation or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We vigorously contested the allegation and the received a judgment in our favor. Such third party appealed to a higher court, and the case was was closed in 2021 with the higher court upholding the judgment from the first instance trial, which was in our favor. Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

Our leads generation business has a limited operating history, which makes it difficult to evaluate its value.

In late 2017, we launched our real estate consumer mining services, or our leads generation services, which, we believe, has experienced consistent growth since its launch. However, the historical growth of our leads generation business may not be indicative of its future performance, and we cannot assure you that any significant growth of the past will be sustainable or achievable at all in the future. The growth prospects of our leads generation business involve risks and uncertainties that fast-growing businesses with a limited operating history in our industry may encounter. We cannot assure you that we will be able to effectively manage the growth of our leads generation. If the market for such services does not develop as we expect or if we fail to address the needs of this dynamic market, the growth prospects of our leads generation business will be materially and adversely affected.

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

Any catastrophe, including natural catastrophes and outbreaks of health pandemics, such as the COVID-19 pandemic, and other extraordinary events, could disrupt our business operation.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has cut interest rates in the United States. The Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks related to our corporate structure

If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other related business in China through our wholly-owned PRC subsidiaries and our consolidated controlled entities. Our wholly-owned PRC subsidiaries, our consolidated controlled entities (excluding their subsidiaries) and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution business. As certain agreements with our customers for Internet content distribution were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution to be in violation of applicable PRC laws, rules and regulations.

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

If the past or current ownership structures, Structure Contracts and businesses of our company, our PRC subsidiaries and our consolidated controlled entities are found to be in violation of any existing or future PRC laws, rules or regulations, MIIT and other relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of our PRC subsidiaries or consolidated controlled entities, whose business and operating licenses are essential to the operation of our business;
●	levying fines and/or confiscating our income or the income of our PRC subsidiaries and/or consolidated controlled entities;
●	shutting down our servers or blocking our websites;
●	discontinuing or restricting our operations or the operations of our PRC subsidiaries and/or consolidated controlled entities;

●	imposing conditions or requirements with which we, our PRC subsidiaries and/or consolidated controlled entities may not be able to comply;
●	requiring us, our PRC subsidiaries and/or consolidated controlled entities to restructure the relevant ownership structure, operations or contractual arrangements; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

In anticipation of our originally proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847) (“Wanli”) and the sale of a portion of our equity interest in five wholly-owned subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into a series of structure contracts in 2016, or the 2016 Structure Contracts, with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. In February 2017, we terminated the transaction with Wanli in light of substantial regulatory uncertainties in China. Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with certain of our consolidated controlled entities and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”), our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into supplemental agreements, pursuant to which Mr. Jiangong Dai transferred all his rights, obligations and responsibilities under certain Structure Contracts to Mr. Jianning Dai. In 2018, we entered into new series of Exclusive Call Option Agreements with certain of our PRC subsidiaries, for the purpose of including Fang Holdings Limited as a party of the Exclusive Call Option Agreement. In 2020, we also entered into a supplemental agreement, pursuant to which Fang Holdings Limited transferred all the rights and responsibilities under certain Structure Contract to its subsidiary. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their respective shareholders to operate our business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the variable interest entities, and our ability to conduct our business may be negatively affected.

In 2020, 2021 and 2022, our VIEs and their respective subsidiaries and branches contributed in aggregate 68.3%, 66.5% and 66.1% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Mr. Tianquan Mo (our founding shareholder and former chairman of board of directors), Mr. Jiangong Dai and Mr. Jianning Dai together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai as the nominee shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide thata director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes certain fiduciary duties to the Company, including but not limited to a duty to act bona fide in the best interests of the company and a duty to act with skill and care. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of May 24, 2022, Mr. Mo may be deemed to have voting and dispositive power with respect to: (1) 5,841,844 Class A ordinary shares and 16,539,500 Class A ordinary shares represented by ADSs owned by ACE Smart Investments Limited; (2) 1,367,378 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (3) 1,138,125Class A ordinary shares including 14,170 Class A ordinary shares represented by ADSs, and 10,230,645 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (4) 926,461 Class A ordinary shares owned by Karistone Limited, (5) 957,265 Class A ordinary shares owned by Ateefa Limited, (6) 1,472,298 Class A ordinary shares owned by Deanhale Limited, and (7) 441,650 Class A ordinary shares represented by ADSs owned by Open Land Holdings Limited, collectively presenting approximately 45.5% of our outstanding Class A ordinary shares and approximately 95.9% of our outstanding Class B ordinary shares. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

The PRC government has been playing a significant role in regulating industry development by imposing industrial policies and also exercising significant administrative measures over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

We conduct substantially all of our business in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. While China’s economy has experienced significant growth in the past three decades, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. The real estate industry is also sensitive to credit policies. In recent years, the PRC government adjusted the People’s Bank of China’s statutory deposit reserve ratio and benchmark interest rates several times in response to various economic situations. Any future monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase borrowing costs for purchasers who rely on mortgage loans to finance their real estate purchase. These could negatively affect overall demand for real estate and adversely affect our operating and financial results. We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit or other government policies that are intended to create stable economic growth will not adversely impact the real estate industry.

Uncertainties with respect to the interpretation and enforcement of PRC laws and regulations, and changes in policies, law and regulations in the PRC could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Unlike the common law system, Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have gradually enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts.. In particular, because these laws and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws and regulations often give the relevant legislator certain discretion in how to enforce them, the interpretation and enforcement of these laws, and regulations involve uncertainties., the interpretation and enforcement of the laws and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations. In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in.

Moreover, the PRC government has strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings. The government may further promulgate relevant laws and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations.

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and was amended in February 2017 and December 2018. In April 2008, the relevant PRC governmental authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. “High and new technology enterprises” would be entitled to a statutory tax rate of 15.0%. Currently, three of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises”, and another our PRC subsidiary (i.e. Beijing Technology) is on the process of applying for renewing of this qualification. We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Components of our Results of Operations—Taxation—China” of this annual report.

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, which amended by the SAFE Circular on Further Promoting and reforming Cross-border Trade and Investment Facilitation promulgated on 4 December 2023, regulating the reforming measures on the registration management of corporate foreign loans, including (1) canceling the management requirement for a non-bank debtor to conduct foreign debt deregistration with a local foreign exchange bureau and replacing with a bank within the jurisdiction of the foreign exchange management department, (2) canceling the time limit for a non-bank debtor conducting foreign debt deregistration, and (3) conducting the pilot cancelation of foreign debt registration of non-financial enterprises.

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

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a PRC-qualified financial institution as defined under the General Lending Code. As none of the payors in our intra-group transactions is or was at the relevant time a PRC qualified financial institution as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. The Supreme People’s Court issued the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions”) on August 6, 2015 and amended on August 19, 2020 and Decemeber 29, 2020, which provide that if the purpose of a lending contract concluded between two enterprises is for their business operation, and the lending contract does not contain the circumstances as stipulated in Article 52 of the PRC Contract Law and Article 14 of the Provisions, i.e., those that will result in contracts being null and void, the people’s court shall consider such lending contract to be effective. As the General Lending Code has not been repealed and the Provisions were issued by the Supreme People’s Court as guidance for courts’ trial in private lending cases, it remains uncertain how the General Lending Code will be interpreted and implemented. If the PBOC and/or other governmental authorities decide to apply the General Lending Code and thereby instruct the payors to terminate such transactions, we have to fully repay the funds advanced in such transactions.

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

The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our historical and future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would restrict our ability to raise funds, subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On December 27, 2021, the NDRC and Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As the negative list is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions, business prospect and ability of financing, may be adversely and materially affected.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report their information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. These existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us or otherwise tightening the regulations on companies with a variable interest entity structure. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and Network Data Security Management Regulation, are required for our offshore offerings or delisting arrangements, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing and reporting procedures and any such approval, filing or report could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing and reporting procedures for our offshore offerings and delisting arrangements, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered, or to change our current delisting arrangements. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

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

Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors from the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. On August 26, 2022, the PCAOB signed the Protocol with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in China mainland and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Therefore, the PCAOB may in the future determine that it is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.

Our current auditor, GGF CPA LTD, the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. Recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm GGF.

However, our auditor’s working papers related to us and the consolidated VIE and its subsidiary are located in China. If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections which could result in limitation or restriction to our access to the U.S. capital markets, and trading of our securities may be prohibited under the HFCAA, which would result in the delisting of our securities from U.S. stock exchange.

Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.

We have appointed GGF for the audit of our consolidated financial statements since the fiscal year ended December 31, 2019. GGF is a accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. KPMG Huazhen LLP was our predecessor auditor and audited our consolidated financial statements for the fiscal years 2018 to 2019. The audit work by KPMG Huazhen LLP related to our operations in China was not inspected by the PCAOB.

GGF is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. There is no guarantee, however, that our current auditors or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. Since we have substantial operations in China, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOBwas unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As of the date of this annual report, GGF was not identified in this report as a firm subject to the PCAOB’s determination. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, these circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares, ADSs or notes and result in foreign currency exchange losses.

Substantially all of our revenues, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our reporting currency. The ADSs are also denominated in U.S. dollars. As a result, the value of your investment in our ADSs or notes will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations.

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

In addition, very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, special resolutions of our shareholders and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine, sanctions on Russia, the Hamas-Israel conflict and the attacks on shipping in the Red Sea. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies.

Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations. While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Risks related to our ADSs, ordinary shares and notes

The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On June 2, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC markets under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. The delisting of our ADSs from the NYSE has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the market price of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the availability of information concerning the trading prices and volume of our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The market price movement of our ADSs and notes may be volatile.

Our ADSs had been listed on the NYSE since our initial public offering in September 2010. On June 2, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC markets under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

The OTC market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

The market prices of our ADSs has been and may continue to be volatile and subject to wide fluctuations. The market prices of our notes may be volatile. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

●	announcements of competitive developments;
●	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;
●	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other online or offline real estate and home-related services companies;
●	additions or departures of our executive officers and other key personnel;
●	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;
●	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;
●	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;
●	fluctuations in short or long-term interest rates;
●	sales or perceived sales of additional ordinary shares, ADSs or notes; and
●	the non-binding “going-private” proposal letter from Mr. Dai and the potential transaction contemplated by such letter.

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

There can be no assurance that any agreement will be executed with respect to the proposal made by Mr. Jiangong Dai, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs would likely have an effect on the market price of our ADSs and/or notes.

On September 4, 2023, we received a received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from our chairman of the board of directors, Mr. Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares and Class B ordinary shares of the Company, including Class A Shares represented by the ADSs, each Class A ordinary share representing ten ADSs, that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash (the “Proposal”).

On September 26, 2023, our board of directors formed a special committee of independent directors who are not affiliated with the Proposed Buyer (the “Special Committee”) to evaluate the Proposal. The Special Committee consists of Mr. Huyue Zhang, Mr. Shaohua Zhang and Mr. Changming Yan, each of whom currently serves as an independent director on the board. The Special Committee will carefully review the Proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. As of the date of this report, no decisions have been made by our Special Committee with respect to the Proposal.

The public announcement of the Proposal affected our stock price. There can be no assurance that any definitive agreement will be executed with respect to the Proposal or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs, or changes in the proposal would likely have an effect on the market price of our ADSs and/or notes.

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

As Fang is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

Fang is an exempted company incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, Fang’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

Furthermore, as Fang is not currently listed on any stock exchange, Fang is not subject to any listing rules or listing standards. To the extent that Fang continues to follow the NYSE corporate governance listing standards that were previously applicable to it, Fang may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. Fang has followed the corporate governance practice in our home country, the Cayman Islands, which does not require a majority of our board to consist of independent directors or that we have annual meetings to elect directors. We currently have an audit committee comprised of independent directors, a compensation committee with one non-independent director and a nominating and corporate governance committee with one non-independent director. As a result, Fang’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of our ADSs may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement and the restricted deposit agreement pursuant to which ADSs are issuable upon conversion of the notes, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association, the minimum notice period required for convening a general meeting is 7 calneder days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw the underlying Class A ordinary shares represented by your ADSs and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or its custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. For example, as of the date of this annual report, each ADS represents ten Class A ordinary share. However, the depositary is not required to make such distributions if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs. For example, it would be unlawful to make a distribution to holders of ADSs if it consisted of securities that required registration under the Securities Act, but were not properly registered or distributed pursuant to an applicable exemption from registration. It could also be impracticable to make a distribution if doing so would entail fees and expenses that would exceed the value of the distribution or the distribution consisted of property that could not be transported or transferred. We have not undertaken any obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be distributed to our shareholders. We also have not undertaken any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for it if it is illegal or impractical for us to make such distribution available to you, such as if an exemption from registration under the U.S. securities laws is not available. These restrictions may decrease the value of your ADSs.

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

Circular 60 was repealed by the Measures for Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits (“Circular 35”), which was promulgated by the SAT on October 14, 2019, and came into effect on January 1, 2020. According to the Circular 35, if non-resident taxpayers consider they are eligible for treatments under the tax treaties through self-assessment, they may, at the time of filing tax returns or making withholding tax filings through withholding agents, enjoy the treatments under the tax treaties, and shall concurrently collect and retain the relevant documents for inspection according to relevant regulations, and accept tax authorities’ post-filing administration.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Each ADS represents ten Class A ordinary share and the number of votes to which each ADS would be entitled to is the number of Class A ordinary shares it represents. A number of our shareholders, including primarily Media Partner and Next Decade, whose shares are held in irrevocable discretionary trusts established by Mr. Mo, hold Class B ordinary shares. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer or disposition of Class B ordinary shares by a Class B ordinary shareholder to any person or entity which is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

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

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs

We have included certain provisions in our current articles of association that would limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of the opportunity to sell their ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. These provisions include the following:

●	A dual-class ordinary share structure; and
●	Our board of directors, without further action by our shareholders, may issue preferred shares with special voting rights compared to our ordinary shares.

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

A non-U.S. corporation is deemed a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active real estate Internet portal in China. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we may have been a PFIC for the taxable year ended December 31, 2022. The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each tax year. There can be no assurance that we will not be a PFIC for our current taxable year or any future tax year. One consequential factor affecting the outcome of annual PFIC determination in current and future tax years will be our market capitalization. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. taxpayer and own our ADSs or ordinary shares, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Certain elections may be available to certain of our holders, however, that would mitigate these adverse tax consequences to varying degrees. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances. For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E. Additional Information—Taxation—U.S. Federal Income Taxation” of this annual report.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Therefore, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands exempted company and a substantial majority of our assets are located outside the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments, a foreign money judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) was given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under this article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Effective on June 19, 2020, we changed our ADS share ratio from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary share, mainly in preparation for the spin-off of our Internet business.

On November 12, 2020, certain shareholders of the Company (the “Petitioners”) initiated a winding up petition entitled and reported as FSD 278 of 2020, as amended (the “Winding-up Petition”) against us in the Grant Court of the Cayman Islands (the “Cayman Court”). A hearing was held on December 24, 2020 in the Cayman Court regarding the application by the Petitioners to appoint provisional liquidators over us. At the hearing, the Cayman Court adjourned the application until February 9, 2021 to allow the parties to have additional time to agree on certain undertakings to the Cayman Court. Subsequently, by consent of the parties, the Cayman Court agreed to adjourn the hearing that was scheduled for February 9, 2021 in the Cayman Court regarding the application for appointment of provisional liquidators over us to a date not before the week commencing March 29, 2021. As discussed in details below, the proceedings reported as FSD 278 of 2020 are discontinued. The parties are released from all undertakings given to the Cayman Court in these proceedings.

We received a preliminary and non-binding proposal letter (the “General Atlantic Proposal”), dated November 30, 2020, from General Atlantic Singapore Fund Pte. Ltd., a company incorporated in Singapore, proposing to acquire all of the outstanding shares and ADSs of the Company not currently owned by the proposing buyer in a “going-private” transaction for US$1.468 per Share (or US$14.68 per ADS) in cash, subject to certain conditions. In March 2021, our board of directors resolved to cease all discussions and actions regarding the General Atlantic Proposal.

On May 18, 2022, we received a notice from the NYSE regarding the commencement of delisting proceedings of the ADSs on the basis that the ADSs were not suitable for listing due to the Company’s failure to file with the SEC our annual report on Form 20-F for the year ended December 31, 2020 and current report on Form 6-K for the half year ended June 30, 2021 by May 17, 2022, which was the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual. The NYSE suspended the trading in the ADSs on May 18, 2022.

On June 2, 2022, the NYSE filed a Form 25 with the SEC to remove our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC markets under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

On December 22, 2022, we entered into a set of agreements in connection the Merger (as described below). On December 22, 2022, CIH entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIH Holdings Limited (“Parent”) and CIH Merger Sub Holdings Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into CIH, with CIH continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of CIH of approximately US$92.0 million. The merger consideration represents a premium of approximately 42.9% to the closing price of the CIH’s ADSs on August 22, 2022, the last trading day prior to CIH’s receipt of the preliminary non-binding “going private” proposal from us on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the CIH’s ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022. In connection with the Merger, we executed a letter agreement (the “Equity Commitment Letter”) in favor of Parent, pursuant to which, among other things, we agreed, subject to the terms and conditions set forth therein, to make a cash equity investment of approximately US$14.8 million in Parent to fund the Merger. We also executed and delivered to CIH a limited guarantee (the “Limited Guarantee”) in favor of CIH, pursuant to which we agreed to guarantee certain payment obligations of Parent under the Merger Agreement. we and certain other shareholders of CIH (collectively, the “Buyer Group”) entered into an equity contribution agreement (the “Support Agreement”), pursuant to which such shareholders irrevocably agreed to contribute their equity interests in CIH to Merger Sub prior to the effective time of the Merger in exchange for newly issued shares of Parent. The Buyer Group also entered into an interim investors agreement (the “Interim Investors Agreement”) to govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Group with respect to, among other things, the Merger and related transaction agreements. The board of directors of the Company and its audit committee approved the Equity Commitment Letter, the Limited Guarantee, the Support Agreement, the Interim Investors Agreement and the transactions as contemplated under the Merger Agreement, including without limitation, the Merger. The Merger was closed in April 2023. Upon completed, the Merger resulted in CIH becoming a company privately owned by the Buyer Group, and CIH’s ADSs are no longer be listed on the NASDAQ Capital Market.

On September 4, 2023, we received a received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from our executive chairman of the board of directors, Mr. Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares and Class B ordinary shares of the Company, including Class A Shares represented by the ADSs, each Class A ordinary share representing ten ADSs, that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash. According to the Proposal Letter, the US$6.19 per ADS price represents a premium of approximately 210% to the closing price of the ADSs on September 1, 2023 and a premium of approximately 25% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date that the NYSE suspended the trading in the company’s ADSs. According to the Proposal Letter, the Proposing Buyer intends to finance the proposed acquisition with cash on hand.

On September 26, 2023, our board of directors formed a special committee of independent directors who are not affiliated with the Proposed Buyer (the “Special Committee”) to evaluate the Proposal. The Special Committee consists of Mr. Huyue Zhang, Mr. Shaohua Zhang and Mr. Changming Yan, each of whom currently serves as an independent director on the board. The Special Committee will carefully review the Proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. As of the date of this report, no decisions have been made by our Special Committee with respect to the Proposal.

We entered into settlement deeds (the “Settlement Deeds”) with CIH on September 24, 2021, and with the Company’s convertible notes holders, namely (1) Safari Group CB Holdings Limited, (2) IDG Ultimate Global Limited, (3) Quartz Fortune Limited, (4) Velda Power Limited, and (5) Fountain II Limited, in relation to the convertible notes issued by us in 2015 (the “Convertible Notes”), on (1) June 25, 2021, (2) August 20, 2021, (3) August 20, 2021, (4) August 20, 2021, and (5) September 22, 2021, respectively. As a result of the Winding-up Petition (as described herein) and pursuant to the terms of the Convertible Notes, the outstanding principal of, and accrued and unpaid interest on the Convertible Notes, which were originally due in 2022, became due and payable on December 13, 2020. CIH is liable for the payment obligations under the Convertible Notes pursuant to the guarantee provided by CIH to the Convertible Notes holders in connection with the CIH’s separation from Fang on June 11, 2019. Pursuant to the Settlement Deeds, the Company and CIH will each bear half and together repay the Convertible Notes holders 50% of the outstanding principal under the Convertible Notes and accrued interest on September 30, 2021 and the remaining 50% and accrued interest on December 31, 2021, in full and final settlement of the Company’s indebtedness under the Convertible Notes. Accordingly, we repaid a total of US$84,313,094 in full to the Convertible Notes holders by December 31, 2021.

On September 27, 2023, we, Mr. Tianquan Mo, founder and controlling shareholder of the Company and Evenstar Master Fund SPC, ESSL (together with Evenstar Master Fund SPC, the “Petitioners”), entered into a settlement agreement, pursuant to which the Petitioners will discontinue proceedings brought against us and Mr. Tianquan Mo in the Cayman Court entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein. On October 24, 2023, the Cayman Court approved a Consent Order signed by the parties regarding the withdrawal of: (i) the Winding-up Petition presented by the Petitioners against us on November 12, 2020 (as amended); (ii) the application for appointment of provisional liquidators over us filed by the Petitioners on December 4, 2020; and (iii) the application for reconstitution of the board of the Company dated June 18, 2021. Accordingly, the entire proceedings under the Cayman Court Cause No: FSD 278 of 2020 (DDJ) are discontinued. The parties are released from all undertakings given to the Cayman Court in these proceedings.

On October 13, 2023, we entered into a placing agreement to restructure its previously issued CNY 720,000,000 4.8% structured note, originally issued on October 29, 2019, and extended in 2020. The outstanding structured note was replaced with a new issuance of CNY 360,000,000 4.25% bonds, maturing in 2024, through a private placement agreement with CNCB (Hong Kong) Capital Limited. This restructuring resulted in a reduced principal and interest rate, reflecting our ongoing efforts to optimize our debt structure. In conjunction with the structured note restructuring, the corresponding trust arrangements were also modified to reflect the changes in the bond terms. The trust, which holds assets linked to the structured note, has been adjusted in line with the new bond’s reduced principal and interest terms. This alignment between the bond restructuring and the trust ensures that our liabilities and trust-related assets remain consistent and properly reflected in our financial statements.

Our principal executive offices are located Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Our telephone number at this address is +8610 5631 8000. Our website address is www.fang.com. We do not incorporate the information on our website into this annual report.

B. Business Overview

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2022. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

●	Marketing services: We offer advertisement services via our online platform to real estate developers in the marketing phase of new property developments.
●	Listing services: We offer listing services via our online platform to real estate developers, real estate agents and brokers, and property managers to allow them to post information related to properties on our online platform.
●	Leads generation services: Our leads generation services connect our customers with scattered demand for real estate and home furnishing and improvement-related services by extending their reach and visibility from a limited number of local consumers to a large number of users and user communities on our online platform to generate sales leads for our customers.

●	Financial services: We provide financial services primarily through our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in 2014.
●	Other services: We grant licenses to certain local agencies to use our brand and backend systems for real estate marketing, generating additional revenue through these agreements.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2022, our websites, including www.fang.com, received a monthly average of approximately 36 million unique visitors and generated a monthly average of approximately 46.8 million website visits. We currently maintain approximately 62 offices to focus on local market needs.

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

Our Services

We provide (1) marketing services, (2) listing services, (3) leads generation services, (4) financial services, (5) other services to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Our revenues generated from marketing services were US$96.8 million, US$70.4 million and US$37.2 million in 2020, 2021 and 2022, respectively, representing 43.9%, 44.5% and 46.2% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

●	real estate developers;
●	real estate professionals, such as agents and brokers;
●	retailers and other suppliers of home furnishing and improvement products and services; and
●	home design, decoration and re-modeling companies.

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

Listing Services

Prior to the separation of CIH, our listing services included basic listing services and special listing services on our websites and mobile apps. Following the spin-off of CIH, we retained our basic listing services, while the special listing services, namely the specialized marketing campaigns provided primarily to developers through online channels and offline themed events, are operated by CIH. Revenue from special listing services have been classified and reported under discontinued operations for all the periods presented. Our revenues generated from listing services were US$48.5 million, US$31.1 million and US$13.1 million in 2020, 2021, and 2022, respectively, representing 22.0%, 19.7% and 16.3% of our revenues, respectively.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our basic listing services was approximately 20,000 and 30,000 in 2023 and 2022, respectively.

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

Leads Generation Services

We launched our leads generation services in late 2017 and began to recognize revenue in 2018. Our revenues generated from leads generation services were US$59.9 million, US$36.7 and US$15.8 million in 2020, 2021, and 2022, respectively, representing 27.2%, 23.1% and 19.6% of our revenues, respectively.We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time. We recognize revenues upon our delivery of the sales leads to our customers.

Financial Services

Our revenues generated from financial services were US$7.8million, US$13.3 million and US$9.7 million in 2020, 2021, and 2022, representing 3.6%, 8.4% and 12.1% of our revenues, respectively.

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

We obtained approvals to engage in the microfinancing business from government authorities of four cities, including Beihai (the obtained approval of which has been transferred to Nanning in 2021), Shanghai, Chongqing and Tianjin.

Other Services

In addition to our core offerings of listing, marketing, and financial services, we also grant licenses to certain local agencies, allowing them to use our brand and backend systems for real estate marketing. These licensing agreements enable the agencies to leverage our established platform and tools, while generating additional revenue for the Company through the associated fees and services.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to our own records, our websites, including www.fang.com received a monthly average of approximately 24 million and 36 million unique visitors in the fourth quarter of 2023 and 2024, respectively. In addition, we had approximately 110 million registered members of our www.fang.com website and had about 25.7 million and 25.6 million registered members of our free and paid Fang membership services as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, our www.fang.com website contained contents covering 658 cities across China, as well as Hong Kong, Singapore, United States, Canada, and Australia.

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

With our on-the-ground capabilities in approximately 62 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Mobile apps and WAP websites

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of December 31, 2023, we had approximately 9 iOS and 9 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China.

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

Our National Coverage

As of December 31, 2023, we provided advertisement, property listing, search services, and other real estate-related content in 665 cities in China. We believe this extensive nationwide coverage enhances our national brand image, which enables us to deliver consistent, high-quality services to customers. The real estate industry is inherently a local business, and online marketing and listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our network of branch offices enables us to tailor our services to local conditions and the needs of local property developers and real estate professionals. Our local personnel also provide our headquarters with valuable data insights regarding these local real estate markets, which contributes to our collective knowledge and expertise about real estate markets throughout China.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen. We also offer limited listing and other information relating to the real estate markets in Hong Kong, Taiwan, Singapore, Japan, United States, Canada, Australia, United Kingdom and Spain, but these markets do not constitute a material part of our business.

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

Our Sales Force

We have built a sales and marketing team experienced in the online advertising, Internet and real estate industries. As of December 31, 2023, our sales and marketing team consisted of over 2,000 members. We also occasionally engage sales agents to collect information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which assists us in setting our prices and strategies for each locality.

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

Other existing and potential competitors primarily include:

●	real estate and home furnishing and improvement websites and mobile apps offering listing and marketing services in China including real estate websites and mobile apps sponsored or supported by local governments in China, which may be able to use such government connections to develop relationships with locally-active real estate developers;
●	traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for overall advertising spending; and
●	online listing service providers, including general-purpose Internet portals and regional websites and mobile apps dedicated to online listing. We believe the key players in the markets for online real estate marketing and listing services in China include 58.com and Anjuke.com. We also compete with general-purpose advertising media, such as Toutiao and WeChat.

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

As of December 31, 2023, we held 351 registered copyrights and owned or licensed 801 registered trademarks in China. As of the same date, we had 235 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Canada, Australia, France, Japan, Singapore, Spain, the United Kingdom and the United States.

As of December 31, 2023, we owned or licensed 1,059 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.fangtx.com.

As of December 31, 2023, we had 16 registered patents and 41 patent applications relating to database maintenance and computer data backup under review by the State Intellectual Property Office of the PRC.

Facilities

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2023, we leased or owned properties with an aggregate gross floor area of approximately 49,674 sq.m. for our local offices across China in addition to our principal executive offices in Beijing. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

We own an office building with a total usable office space of approximately 69,313 sq.m. in Beijing as our headquarters.

We own an office building with a gross floor area of 325,000 square feet at 72 Wall Street, New York. It is currently under major refurnishment work.

We own certain commercial properties of approximately 3,116 sq.m and 22,064.8 sq.m, in Sanya, Hainan province and Wuhan, Hubei province, China, respectively. We also own office space of 46,681 sq.m, together with 373 parking spaces, in an office building in Chengdu, Sichuan province; 1264.67 sq.m, in an office building in Changzhou, Jiangsu province; as well as office space of 35,225.01 sq.m in an office building in Chongqing. We primarily use these properties as our local offices.

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

We own a building in Hangzhou with usable space of approximately 27,421.7 sq.m. as our branch office in Hangzhou.

We also purchased a total net rentable area of 264,964 square feet in an office building in San Jose, CA. Our San Jose office is primarily used as our technology and research center in the US.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable PRC laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Legal Proceedings

In January 2018, we applied for an arbitration at China International Economic and Trade Arbitration Commission as a claimant for the indebtedness owed to us and breach of contract by a third party. According to the award made by the arbitral tribunal on September 6, 2019, the arbitral tribunal supported our claims in the amount of approximately RMB148,834,962.

In April and May 2018, we were involved in suits as one of the defendants for trade mark infringement claimed by a third party, alleging RMB99.9 million, RMB300 million, and RMB500 million, respectively. The aforementioned series of cases has been concluded, and in the opinion of our management, are unlikely to have a material adverse effect on our business, financial condition or results of operations.

In February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We vigorously contested the allegation and received a judgment in our favor. Such third party appealed to a higher court, and this case was closed in 2021 with the higher court upholding the judgment from the first instance trial which was in our favor.

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

MIIT, under the leadership of the State Council, is responsible for, among other things:

●	formulating and enforcing telecommunications industry policy, standards and regulations;
●	granting licenses to provide telecommunications and Internet services;
●	formulating tariff and service charge policies for telecommunications and Internet services;
●	supervising the operations of telecommunications and Internet service providers; and
●	maintaining fair and orderly market competition among telecommunications and Internet service providers.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law. In addition, SAMR and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

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

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008,February 2016 and March 2022. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. On April 8, 2024, the MIIT promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which clarify that the foreign ownership restrictions are abolished, as for the foreign-invested telecommunications enterprises engaging in internet data centers (IDC), content distribution networks (CDN), internet access services (ISP), online data processing and transaction processing, information publishing platforms and delivery services (except internet news and information, online publishing, online audiovisual and internet cultural operations), information protection and processing services in the Beijing Comprehensive Demonstration Zone for Expanding the opening up of the Service industry, the Shanghai Pilot Free Trade Zone, the new Lingang Area and the Socialist Modernization Leading Zone, the Hainan Free Trade Port, and the Shenzhen Socialist Pilot Demonstration Zone. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

In the opinion of our PRC legal counsel:

●	each of the Structure Contracts is legal, valid and binding on the contracting parties under applicable PRC laws, rules and regulations;
●	the execution, delivery, effectiveness, enforceability and performance of each of the Structure Contracts do not violate any published PRC laws, rules and regulations currently in force and effect;
●	none of our Structure Contracts contravenes any published PRC laws, rules and regulations currently in force and effect; and
●	no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities are currently required in connection with the execution, delivery, effectiveness, performance and enforceability of each Structure Contract, provided that the pledges of equity interests under the Structure Contracts should be registered with competent PRC government authorities, and provided further that the exercise of the call option in the future must be approved and registered by competent PRC government authorities.

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

Regulations relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAMR. The principal regulations governing the telecommunications industry and the Internet include:

●	The Telecommunications Regulations (Revised in 2016);
●	The Catalog of Classes of Telecommunications Business (Revised in 2019);
●	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and
●	The Internet Information Services Administrative Measures (2011).

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

Advertising Services

SAMR is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

●	the Advertising Law (Revised in 2021);
●	the Administration of Advertising Regulations (1987);and
●	Administrative Measures for Online Advertising (2023).

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAMR or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

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

Internet Live-Streaming Services

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services which took effect on June 1, 2016, and revised on March 23,2021. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an Internet Audio/Video Program Transmission License is required.

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

According to the Circular on Preventing Operating Loans from being Illegally Flowed into Real Estate Sectoras jointly issued by the MOHURD, the PBOC and the CBIRC on March 26, 2021, banking financial institutions are required to formulate a “White List” of intermediary agencies and shall not cooperate with any intermediary agency which assists any borrower to illegally obtain operating loans. In addition, this circular also prohibits real estate agencies from providing any consultations or services related to financial products of operating loans which are guaranteed by the buyer’s real estate and inducing any buyer to illegally use the funds from operating loans. When providing the real estate brokerage services, real estate agencies shall request home buyers to undertake in writing that they do not misuse operating loans to fund the housing transactions. The local branches of the MOHURD will also establish a “Black List” to record the offending real estate agencies and real estate brokers, and will regularly disclose cases of violations.

On July 13, 2021, the MOHURD and other seven PRC regulatory agencies issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order, which aimed to strengthen the rectification of improper or illegal behaviors in real estate development, sales and leasing of properties, and property services by ways including, among others, rectifications of publishing false information of properties and illegal advertisements.

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

Regulations relating to Information Security and Confidentiality of User Identity and Information

Internet content in China is also regulated and restricted from a state security standpoint. Based on the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

●	gain improper entry into a computer or system of national strategic importance;
●	disseminate politically disruptive information;
●	leak government secrets;
●	spread false commercial information; or
●	infringe intellectual property rights.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as ‘‘owners and administrators of networks and network service providers,’’ including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, on October 1, 2019, Cyberspace Administration of China (“CAC”) issued Provisions on the Cyber Protection of Personal Information of Children to protect the security of personal information of children and promote the healthy growth of children.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024.

On July 6, 2021, the PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC amended the Measures for Cybersecurity Review, which became effective on February 15, 2022. The scope of review under these amended measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the amended measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the amended measures also provide that if the authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The amended measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments in a foreign listing.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation by the official of the CAC, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the CAC came into effect, which stipulates detailed procedure and provide a prescribed agreement template for data transfer activities.

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which will come into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows: (1) designating a person responsible for network data security and establish a network data security management department; (2) conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations; (3) taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data; (4) conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above. Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.” As of the date of this annual report, we have not received any regulatory notice that we are a processor of important data as mentioned above. We believe that our business operations are compliant with PRC laws and regulations relating to data security in all material respects.

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

Regulations relating to Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, as last amended on October 17, 2020, and effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, as last amended on December 11, 2023 and came into effect on January 20, 2024, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities, and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, for public health purposes, the State Intellectual Property Office of the PRC may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under relevant international treaties to which PRC has acceded. In addition, according to the Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Regulations relating to Copyrights

According to the Copyright Law of the PRC, which took effect on June 1, 1991, and was last amended November 11, 2020 and subsequently enforced on June 1, 2021, copyright includes computer software, and the Copyright Protection Centre of China provides a voluntary register system for copyright.

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

Regulations relating to Employees

The principal PRC laws and regulations that govern employment include:

●	the PRC Labor Law which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018; and
●	the PRC Labor Contract Law which became effective on January 1, 2008, and its amendments which became effective on July 1, 2013.

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

Regulations relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules on Foreign-invested Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, February 2016 and March 2022, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China.

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

Regulations on Overseas Offering and Listing

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report their information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. These existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. These rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, the rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Overseas Listing Trial Measures, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

The rules provide that, among other things, (i) in relation to the international offering and listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an international offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and international regulators, any materials that contain the state secrets, work secrets of government agencies or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in mainland China by securities companies and securities service institutions, which provide domestic enterprises with securities services during their international issuance and listing, should be stored in mainland China, and the transmission of all such working papers to recipients outside of mainland China is required to be approved by competent authorities of mainland China.

C. Organizational Structure

We conduct substantially all of our operations in China through our PRC subsidiaries and consolidated controlled entities. For more information regarding the contractual arrangements among our PRC subsidiaries and consolidated controlled entities, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts.”

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Name	Place of Formation	Relationship

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	China	Wholly-owned subsidiary

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	China	Wholly-owned subsidiary

Beijing SouFun Network Technology Co., Ltd. (“Soufun Network”)	China	Wholly-owned subsidiary

Nanning Tian Xia Dai Microfinance Co., Ltd.(“Nanning Tian Xia Dai Microfinance”, (previously known as Beihai Tian Xia Dai Microfinance Co., Ltd.)	China	Wholly-owned subsidiary

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi”)	China	Wholly-owned subsidiary

Best Work Holdings (New York) LLC	United States	Wholly-owned subsidiary

Best Fang Holdings LLC	United States	Wholly-owned subsidiary

Chongqing Tian Xia Dai Microfinance Co., Ltd. (“Chongqing Tian Xia Dai Microfinance”)	China	Wholly-owned subsidiary

Hangzhou SouFun Network Technology Co., Ltd. (“Hangzhou SouFun Network”)	China	Wholly-owned subsidiary

Hong Kong Property Network Limited	Hong Kong	Wholly-owned subsidiary

Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	China	Wholly-owned subsidiary

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	China	Wholly-owned subsidiary

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	China	Wholly-owned subsidiary

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	China	Wholly-owned subsidiary

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	China

Tianjin Jia Tian Xia Microfinance Co., Ltd. (“Tianjin Jia Tian Xia Microfinance”)	China	Wholly-owned subsidiary

Name	Place of Formation	Relationship

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	China	Consolidated controlled subsidiary

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	China	Consolidated controlled subsidiary

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

Beijing FTX Digital Technology Service Co., Ltd. (previously known as Fang Tian Xia Financial Information Service(Beijing) Ltd. )	China	Consolidated controlled subsidiary

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	China	Consolidated controlled subsidiary

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	China	Consolidated controlled subsidiary

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
Netwok
SouFun
Media
Hangzhou
SouFun
Network
Tianjin
SouFun
Network
Beijing Fang
Tian Xia
Hong An
Beijing Li
Man Wan Jia
Tianjin Jia
Tian Xia
Microfinance
Chongqing
Tian Xia Dai
Microfinance
Beijing Li Tian
Rong Ze
Beijing Hua Ju
Tian Xia
Beijing Internet
Shanghai JBT Real
Estate Broking(3)
Equity interest 100% ownership unless otherwise indicated
Contractual Arrangement

*The diagram above omits the names of subsidiaries and consolidated controlled entities that are insignificant individually and in the aggregate.

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

Contractual Agreements that Provide Us with Effective Control over the variable interest entities and agreements that Transfer Economic Benefits of the variable interest entities to Us

See “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” and elsewhere in this annual report.

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

A. OPERATING RESULTS

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2022. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

●	Marketing services: We offer advertisement services via our online platform to real estate developers in the marketing phase of new property developments.
●	Listing services: We offer listing services via our online platform to real estate developers, real estate agents and brokers, and property managers to allow them to post information related to properties on our online platform.
●	Leads generation services: Our leads generation services connect our customers with scattered demand for real estate and home furnishing and improvement-related services by extending their reach and visibility from a limited number of local consumers to a large number of users and user communities on our online platform to generate sales leads for our customers.
●	Financial services: We provide financial services primarily through our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in 2014.
●	Other services: Our other services include granting licenses to certain local agencies to utilize our brand and backend systems for real estate marketing services, enabling them to operate in their local markets. This arrangement allows us to expand our market presence while generating revenue through these licensing agreements.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2022, our websites, including www.fang.com, received a monthly average of approximately 36 million unique visitors and generated a monthly average of approximately 46.8 million website visits. We currently maintain approximately 62 offices to focus on local market needs.

Our revenues, net loss from operations attributable to our shareholders in 2022 were US$80.5 million and US$75.6 million, respectively. Marketing, listing, leads generation, financial, and other services accounted for 46.2%, 16.3%, 19.6%, 12.1% and 5.8%, respectively, of our revenues in 2022.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2020	2021	2022
Average monthly unique visitors (million)*(1)	69	54	41
Average monthly mobile unique visitors (million)*(2)	48	40	32
*	Source: Internal records for data in 2020, 2021 and 2022
(1)	Refers to the number of combined average monthly unique visitors for our websites, mobile apps and WAP websites, which includes the number of average monthly mobile unique visitors.
(2)	Refers to the number of combined average monthly unique visitors for our mobile apps and WAP websites.

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

The COVID-19 outbreak, which began in early 2020, significantly disrupted China’s economy, particularly impacting the real estate and home furnishing sectors. Although the pandemic’s restrictions persisted throughout 2022, with a gradual easing toward the end of the year, the full recovery in market conditions is expected to take more time. For more details on the effects of the pandemic on our operations, please refer to “Item 3.D. Key Information—Risk Factors—Risks related to our business—Our business, financial condition, and results of operations may be adversely affected by the COVID-19 outbreak.”

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues are generated from our marketing, listing and leads generation services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen. Although our percentage of revenues from these eight urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2022, we had established real estate-related content, search services, marketing and listing coverage of 658 cities across China. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Competition in China’s online real estate and home-related Internet services

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home-related Internet service market in China has become increasingly competitive, and such competition may continue to intensify in the future. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home-related Internet service industry in China and a wider range of online services in this area to be introduced.

We anticipate to face additional competition as we develop and offer new services. For example, we launched our leads generation services in late 2017. Some of our customers offer the same or similar services. Accordingly, we may face competition from these customers. In addition, such competition may adversely affect our relationships with these customers and our business.

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing, leads generation, financial and other services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise,” they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to property buyers and other borrowers and charge interest, service fees, and guarantee fees. As of December 31, 2022, we had loans receivable with a net balance of US$46.6 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significantly less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

Basis of Presentation

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. The equity interests of the consolidated controlled entities are held directly or indirectly by Mr. Mo, our founder and executive chairman, together with Mr. Jiangong Dai and Mr. Jianning Dai, but the effective control of the consolidated controlled entities has been transferred to us through a series of Structure Contracts. We have funded these consolidated controlled entities’ paid-in capital by extending loans to Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai. Pursuant to the terms of the Structure Contracts, we are obligated to bear substantially all of the risk of losses from our consolidated controlled entities’ activities and are entitled to receive substantially all of their profits, if any. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” and our consolidated financial statements included elsewhere in this annual report.

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

Components of our Results of Operations

Revenues

We derive our revenues from marketing services, listing services, leads generation services, financial services, and other services.

Marketing Services

Our marketing service revenues consist of revenues mainly derived from the advertising services provided by our new home businesses. We offer marketing services on our websites and mobile apps, primarily through banner advertisements, floating links, logos, and other media insertions. Our marketing services are available to real estate developers, real estate brokers, and suppliers of home furnishing and improvement-related products and services. Marketing services allow our customers to place advertisements in specific areas on our websites or mobile apps, in specific formats, and for specific durations.

Listing Services

Our listing services are targeted at real estate agents, brokers, developers, property owners, property managers and others seeking to sell or rent new and secondary properties and allow visitors to our websites and mobile apps to search for product suppliers and service providers in China’s home furnishing and improvement sector. Revenues from listing services are predominantly derived from our secondary and rental business.

Leads Generation Services

We provide leads generation services to real estate developers, real estate brokers, and to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time.

Financial Services

Our revenues from financial services consist of interest income and service fees from primarily secured consumer loans to individuals that meet our credit assessment requirements.

Other Services

We grant licenses to certain local agencies to use our brand and backend systems for real estate marketing, generating additional revenue through these agreements.

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily includes staff costs, tax surcharges, rental costs related to server and bandwidth leasing fees, payments made to third-party real estate agents, and other direct costs incurred in providing these services. Staff costs encompass salaries and benefits for our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers, and brokerage personnel. Cost of revenues also includes share-based compensation expenses related to share options and other share-based compensation granted to our editorial and production staff. In 2020, 2021, and 2022, our cost of revenues represented 7.9%, 11.2%, and 15.2% of our revenues, respectively.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in the sales and distribution department, operating lease expenses, which include rental expenses related to selling and distribution, traveling and communication expenses, office expenses, and advertising and promotion expenses, including fees we pay to other Internet portals to promote and increase traffic to our websites and mobile apps. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation expenses related to share options and other share-based compensation granted to our sales and marketing personnel.

General and Administrative Expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product, and development personnel, credit loss expenses related to uncollectible accounts and loans receivable, office expenses, communication expenses, professional service fees, and other expenses related to general and administrative functions, as well as maintenance expenses. Our general and administrative expenses also include share-based compensation expenses related to share options and other compensation granted to our general administrative, technical, and research personnel.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%), while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2022.

United States

The Tax Act, enacted in December 2017, brought significant changes to U.S. tax laws, including a reduction of the statutory tax rate from 35% to 21% effective from 2018 onwards. This change required us to re-measure our deferred tax balances to reflect the lower rate applicable in future periods. Additionally, the Tax Act introduced the global intangible low-taxed income (“GILTI”) regime, which imposes a tax on certain offshore earnings at an effective rate of 10.5% for tax years beginning after December 31, 2017, and increasing to 13.125% for tax years beginning after December 31, 2025. Although these adjustments were made to align with the revised U.S. tax environment, the overall impact on our tax position in the U.S. remains moderate, given the nature of our operations. We continue to monitor ongoing regulatory changes and adjust our tax strategies accordingly.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2022.

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

As of December 31, 2022, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi, Beijing FTX Technology, and Beijing JTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2021 to 2023), Beijing Tuoshi (2022 to 2024), Beijing FTX Technology (2020 to 2022), and Beijing JTX Technology (2021 to 2023).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2020, 2021, and 2022, we had not accrued PRC tax on this basis.

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

Revenue Recognition

We adopted the revenue recognition standards, or ASC 606, effective January 1, 2018. We recognize revenue upon the satisfaction of our performance obligations in an amount that reflects the consideration we expect to receive in exchange for goods or services, excluding amounts collected on behalf of third parties, such as value-added taxes. For performance obligations satisfied over time, we recognize revenue by measuring progress toward complete satisfaction of those obligations. If a performance obligation is not satisfied over time, it is recognized at a point in time.

Contracts with customers often involve multiple products and services. We account for individual performance obligations separately if they are distinct and capable of being separately identifiable within the contract context. Determining whether products and services are distinct requires significant judgment. Additionally, judgment is necessary to determine the stand-alone selling price (SSP) for each distinct obligation. When SSP is not directly observable, we determine it using information that may include market conditions and other relevant inputs.

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

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent amounts due from real estate property sellers, buyers, and agents arising in the ordinary course of business, net of an allowance for credit losses. Effective January 1, 2020, the Company adopted ASC 326, Financial Instruments - Credit Losses, which introduced the current expected credit loss (“CECL”) model. The adoption of ASC 326 did not have a material impact on the Company’s financial statements.

Under ASC 326, the Company evaluates its accounts receivable on a regular basis and establishes an allowance for credit losses based on the amount expected to be collected. This allowance reflects management’s estimate of expected credit losses, taking into account historical collection patterns, the nature of the receivables, and prevailing economic conditions, including forecasts of future conditions that may affect the customers’ ability to pay. The allowance is determined by segmenting accounts receivable based on common credit risk characteristics and applying an expected loss rate derived from historical experience, adjusted for management’s judgment regarding the impact of current and forecasted economic factors.

Loans Receivable and Allowance for credit losses

Loans receivable consists primarily of consumer microloans to individuals that have passed our credit assessment. These loans are recorded at their principal amount, less an allowance for credit losses, as of the balance sheet date. Loan periods extended to borrowers generally range from three to twelve months.

Starting from January 1, 2020, the Company adopted ASC 326, which introduced the current expected credit loss model. Under this model, we estimate the allowance for credit losses based on expected lifetime credit losses for the entire loans receivable portfolio, considering past collection experience, current and future economic conditions, and changes in customer payment trends. The adoption of ASC 326 did not have a material impact on our financial statements, and no retrospective adjustments were required.

The allowance for credit losses is assessed on a collective basis, grouping loans with similar risk characteristics. The allowance estimate is driven by key risk factors, such as probability of default and loss given default, primarily based on historical loss rates adjusted for current and projected economic conditions. We also incorporate relevant observable data, including macroeconomic trends and shifts in credit quality indicators.

The Company performs quarterly evaluations of the adequacy of the allowance for credit losses. We believe that our estimates, which may include qualitative adjustments, are reasonable, considering available information, past events, current conditions, and reasonable and supportable forecasts of future economic conditions.

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

We apply ASC 740, “Income Taxes,” to address uncertainties in income taxes. In accordance with ASC 740, we recognize the impact of a tax position in our financial statements if it is considered likely to prevail based on the relevant facts and technical merits. Tax positions that meet the recognition threshold are typically measured at an amount reflecting a likelihood of realization.

Our estimated liability for unrecognized tax benefits, included in “other non-current liabilities,” is periodically assessed for adequacy and may be influenced by changing interpretations of laws, rulings from tax authorities, and developments in tax audits. The outcome of any specific audit cannot be determined with certainty until its conclusion, and actual benefits realized may differ from estimates. Adjustments, if necessary, are recorded in our financial statements as audits conclude. Additionally, changes in facts or new information may lead us to revise our estimates regarding individual tax positions, with any adjustments recognized in the period they occur.

Interest and penalties related to underpayment of income taxes are calculated in accordance with applicable tax laws. The interest expense is determined by applying the relevant statutory interest rate to the difference between the recognized tax position and the amounts previously reported or expected to be reported in a tax return. Interest and penalties recognized in line with ASC 740 are classified in our consolidated statements of comprehensive income (loss) as part of income tax expense.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our consolidated financial statements.

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income (loss) for the periods indicated.

	Year Ended December 31,
	2020		2021		2022
		% of		% of		% of
	Amount	revenue	Amount	revenue	Amount	revenue

	(US$ in thousands, except percentage)
Revenues:
Marketing services	96,753	43.9%	70,426	44.5%	37,187	46.2%
Listing services	48,541	22.0%	31,128	19.7%	13,105	16.3%
Leads generation services	59,931	27.2%	36,654	23.1%	15,760	19.6%
Financial services	7,828	3.6%	13,290	8.4%	9,716	12.1%
Other services	7,360	3.3%	6,835	4.3%	4,713	5.8%
Total revenues	220,413	100.0%	158,333	100.0%	80,481	100.0%
Cost of revenue:
Cost of services	(17,396)	(7.9)%	(17,799)	(11.2)%	(12,267)	(15.2)%
Total cost of revenues	(17,396)	(7.9)%	(17,799)	(11.2)%	(12,267)	(15.2)%
Gross profit	203,017	92.1%	140,534	88.8%	68,214	84.8%
Operating income (expenses):
Selling expenses	(58,399)	(26.5)%	(56,499)	(35.7)%	(30,783)	(38.2)%
General and administrative expenses	(119,577)	(54.3)%	(99,911)	(63.1)%	(77,509)	(96.3)%
Other income (loss)	(2,532)	(1.1)%	5,040	3.2%	103	0.1%
Operating income (loss)	22,509	10.2%	(10,836)	(6.8)%	(39,975)	(49.7)%
Foreign exchange gain (loss)	(2,784)	(1.3)%	2,667	1.7%	1,222	1.5%
Interest income	12,562	5.7%	11,925	7.5%	6,854	8.5%
Interest expense	(21,278)	(9.7)%	(16,679)	(10.5)%	(10,765)	(13.4)%
Change in fair value of securities	(18,636)	(8.5)%	(19,142)	(12.1)%	828	1.0%
Government grants	1,420	0.6%	1,732	1.1%	1,523	1.9%
Investment income, net	465	0.2%	34,253	21.6%	523	0.6%
Income (loss) before income taxes	(5,742)	(2.6)%	3,920	2.5%	(39,790)	(49.4)%
Income tax expenses	(3,006)	(1.4)%	(23,504)	(14.8)%	(35,772)	(44.4)%
Net loss	(8,748)	(4.0)%	(19,584)	(12.4)%	(75,562)	(93.9)%
Net income attributable to noncontrolling interests	2	—	—	—	—	—
Net loss attributable to Fang Holdings Limited’s shareholders	(8,750)	(4.0)%	(19,584)	(12.4)%	(75,562)	(93.9)%

Revenues

Our total revenue decreased by 49.2% year-over-year in 2022, following a 28.2% decline in 2021 compared to 2020. The decline over these three years reflects significant reductions across most service lines, particularly in marketing services, listing services, and leads generation services. Financial services saw growth in 2021 but declined in 2022, providing only a partial offset to the overall decrease in revenue.

Marketing Services. Our marketing service revenue, which is primarily derived from new home business. Marketing services for real estate developers, decreased by 47.2% year-over-year in 2022, following a 27.2% decline in 2021 compared to 2020. The decrease in revenue over these two years was largely due to the impact of COVID-19, as movement restrictions in many regions across China significantly reduced new home transactions, leading to lower demand for our marketing services.

Beyond the immediate impact of COVID-19, the real estate market also faced broader challenges during this period, including changing regulatory environments and evolving market conditions. These factors contributed to a more cautious approach from both buyers and developers, resulting in further declines in marketing service revenues. While the full effect of these developments on the market remains to be seen, they have placed additional pressure on our revenue generation in this segment throughout 2021 and 2022.

Listing Services. Our listing service revenue, primarily generated from real estate agents subscribing to our platform to upload secondary home listings, decreased by 57.9% year-over-year in 2022, following a 35.9% decline in 2021 compared to 2020. This segment experienced a larger decline compared to our marketing services, reflecting the specific challenges faced by the secondary home market. While COVID-19 restrictions continued to play a significant role in reducing overall transaction volumes, additional market conditions further intensified the downturn. These conditions included shifts in the broader economic environment and changes in consumer behavior, both of which affected buyer interest and agent activity.

The secondary home market tends to be more sensitive to fluctuations in consumer confidence and market sentiment. During 2021 and 2022, uncertainty in the market led to a more cautious approach from both buyers and agents, resulting in fewer listings and overall reduced engagement on our platform. These factors, coupled with the lingering effects of the pandemic, contributed to the sharp decline in listing service revenue over the period.

Leads Generation Services. Our leads generation service revenue, primarily driven by new home projects from real estate developers, decreased by 57.0% year-over-year in 2022, following a 38.8% decline in 2021 compared to 2020. The reduction in revenue was primarily due to the significant drop in new home transactions, which reduced developers’ demand for leads generation services. The impact of COVID-19 restrictions, particularly on travel and in-person site visits, further limited the ability to generate prospective buyer leads, which negatively affected this segment. While a smaller portion of our leads generation services relates to secondary homes and rental, the overall decline was largely due to weaker market conditions and reduced demand across various segments.

Financial Services. Our financial service revenue, primarily derived from secured consumer loans to individuals, declined by 26.9% in 2022, following a notable increase of 69.8% in 2021 compared to 2020. The revenue growth in 2021 was largely driven by an expansion in the average loan balance and a higher number of loans issued, reflecting strong market demand for personal financing. However, in 2022, the financial environment became more challenging due to broader economic uncertainties, regulatory scrutiny, and fluctuating market conditions. These factors prompted a more conservative lending approach, with tightened credit assessment standards and cautious new loan disbursements, which contributed to the revenue decline. The stabilization following the rapid growth of the previous year also played a role in the reduction of our financial service revenues during 2022.

Other Services. Other service revenue, primarily from licensing agreements with local agencies, decreased by 31.0% year-over-year in 2022, following a 7.1% decline in 2021. We generate revenue by granting licenses to local agencies to use our brand and backend systems for real estate marketing. Other service revenue accounted for 3.3%, 4.3%, and 5.8% of our total revenue in 2020, 2021, and 2022, respectively. The decline in this segment reflects overall market challenges, resulting in fewer new agreements and reduced activity from existing partners.

Cost of Revenues

Cost of revenues primarily consists of staff costs, rental costs incurred in relation to server and bandwidth leasing fees, payments to third-party real estate agents, and other direct costs incurred in providing related services. As a percentage of total revenues, our cost of revenues was 7.9%, 11.2%, and 15.2% in 2020, 2021, and 2022, respectively.

In 2022, our cost of revenues decreased by 31.1% year-over-year to US$12.3 million, primarily due to a significant reduction in staff costs from US$9.4 million in 2021 to US$6.7 million in 2022, reflecting our ongoing cost optimization efforts amid lower business activity levels. Additionally, lower rental and communication costs further contributed to this decline. In 2021, our cost of revenues slightly increased by 2.3% year-over-year to US$17.8 million, largely driven by a rise in staff costs to US$9.4 million and increased expenses related to network costs as the usage of our digital platforms expanded during the pandemic.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 51.5% year-over-year in 2022, following a 30.8% decline in 2021. Our gross margin was 92.1%, 88.8%, and 84.8% in 2020, 2021, and 2022, respectively.

Operating Expenses

The following table sets forth our operating expenses, in absolute amount and as a percentage of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%

	(US$ in thousands, except percentage)
Selling expenses	58,399	33.3%	56,499	35.0%	30,783	28.4%
General and administrative expenses	119,577	68.2%	99,911	61.9%	77,509	71.5%
Other income (loss)	(2,532)	(1.5)%	5,040	3.1%	103	0.1%
Total	175,444	100.0%	161,450	100.00%	108,395	100.00%

Selling Expenses. Our selling expenses decreased by 3.3% in 2021 compared to 2020, primarily driven by reductions in distribution and promotional costs as the company adjusted its marketing strategies. In 2022, selling expenses dropped significantly by 45.5% year-over-year, mainly due to a substantial reduction in staff costs, reflecting efforts to streamline operations and adapt to the lower market demand. The overall decline in selling expenses aligns with the company’s strategic cost management initiatives in response to challenging market conditions.

General and Administrative Expenses. Our general and administrative expenses decreased by 16.4% in 2021 compared to 2020, largely due to reductions in management staff costs and office rental expenses, as the company implemented cost optimization measures. In 2022, these expenses saw a further decline of 22.4% compared to 2021, driven primarily by continued reductions in asset depreciation and management staff costs. The company’s ongoing focus on cost control and operational efficiency helped to achieve these savings, reflecting a careful management approach in a challenging business environment.

Other Income (loss). Our other income, primarily derived from net rental income generated by properties we own, was affected by the COVID-19 pandemic across 2020, 2021, and 2022. In 2021, with overall conditions being relatively stable, net rental income increased to US$5.0 million. In 2020 and 2022, due to more significant pandemic-related challenges, resulting in a net loss of US$2.5 million in 2020 and a small gain of US$0.1 million in 2022.

Interest Income

Our interest income was US$12.6 million in 2020 and US$11.9 million in 2021, as cash levels remained similar across both years. In the second half of 2021 and in 2022, we repaid a significant amount of debt, which reduced our cash levels. Consequently, interest income dropped to US$6.9 million in 2022.

Interest Expenses

Our interest expenses primarily consist of interest incurred from bank borrowings, short-term bonds payable, and convertible senior notes. In 2021, our interest expenses decreased by 21.6% year-over-year due to the full repayment of our convertible senior notes and the repayment of certain short-term borrowings. This trend continued in 2022, with interest expenses further decreasing by 35.5%, as we repaid additional short-term debt during the year. The reductions in interest-bearing liabilities in both 2021 and 2022 resulted in a significant decline in our interest expenses compared to previous years.

Change in Fair Value of Securities

The fair value changes of our securities recorded losses of approximately US$18.6 million in 2020, around US$19.1 million in 2021, and income of about US$0.8 million in 2022. These losses primarily reflect the broader market conditions and fluctuations during these years, which influenced the valuation of our investment holdings.

Investment Income, Net

Our investment income primarily consisted of gains and losses from the disposal of long-term investments, with several disposals resulting in net losses. In 2021, we disposed of two major long-term investments that generated gains, leading to a significant increase in investment income for that year.

Income Tax Expenses

Our effective tax rate was -52.4%, 599.6% and -89.9% in 2020, 2021 and 2022, respectively. In 2022, our effective tax rate was 89.9%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$9.4 million, (2) a US$35.9 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities, and (3) US$8.2 million in valuation allowance changes. These were partially offset by: (1) a research and development super deduction benefit of US$2.5 million, and (2) a US$7.1 million reversal of previously recorded unrecognized tax benefits because of expiration of statutory limitation.

In 2021, our effective tax rate was 599.6%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$8.3 million, (2) a US$12.7 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities, (3) US$7.9 million in valuation allowance changes, (4) expiration of loss carry forwards of US$1.7 million, (5) the effect of tax holidays or preferential tax rates in the amount of US$4.8 million. These were partially offset by: (1) a research and development super deduction benefit of US$3.5 million, and (2) a US$12.5 million reversal of previously recorded unrecognized tax benefits because of expiration of statutory limitation.

In 2020, our effective tax rate was 52.4%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$3.8 million, (2) a US$6.1 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities, (3) expiration of loss carry forwards of US$6.8 million, (4) the effect of international tax rate differences in the amount of US$5.9 million. These were partially offset by: (1) a research and development super deduction benefit of US$2.7 million, (2) a US$8.0 million reversal of previously recorded unrecognized tax benefits because of expiration of statutory limitation., and (3) the effect of tax holidays or preferential tax rates in the amount of US$7.2 million.

B. Liquidity and Capital Resources

We have consistently managed our liquidity requirements through a combination of cash generated from operations, strategic use of bank borrowings, short-term bonds, and various equity financings. As of December 31, 2022, we maintained cash and cash equivalents of US$106.0 million, current restricted cash of US$1.2 million, and short-term investments of US$108.8 million. These figures compare to US$120.7 million, US$267.5 million, and US$63.5 million, respectively, as of December 31, 2021, reflecting our proactive approach to managing our liquidity amidst evolving market conditions. At the end of 2020, these figures stood at US$136.8million in cash and cash equivalents, US$315.9 million in restricted cash, and US$72.9 million in short-term investments. The distribution of our cash holdings between funds within the PRC and those held internationally was approximately US$60.3 million in the PRC and US$45.7 million outside of the PRC as of December 31, 2022.

The decrease in cash and cash equivalents over the past three years is primarily attributed to our strategic decisions to repay outstanding debts, including the full settlement of convertible senior notes in 2021, which significantly reduced our financing costs and improved our overall financial flexibility. This proactive debt management has allowed us to streamline our balance sheet and focus on core operational needs.

Our involvement in structured financial products, such as the RMB-denominated structured note issued by Guotai Junan Financial Products Limited (GTJA), has been a part of our broader capital management strategy. This structured note, totaling US$104.0 million (RMB 720 million), will mature in October 2023, demonstrating our commitment to maintaining a balanced and diversified investment approach that supports our liquidity position.

As of December 31, 2022, our current liabilities were significantly reduced to US$354.4 million from US$560.8 million in 2021, driven by a reduction in short-term loans and long-term loans. Additionally, our non-current liabilities decreased to US$262.7 million from US$437.7 million in 2021, reflecting our repayment of long-term debt and a focused approach to managing our financial commitments.

Despite the challenging market conditions, our strong working capital position and prudent financial management practices have ensured that we maintain sufficient liquidity to meet our operational and strategic needs. We believe that our current cash reserves, coupled with our access to capital markets and credit facilities, provide a robust foundation for sustaining our business activities. However, we remain vigilant in monitoring market conditions and may consider additional financing options to further enhance our liquidity if necessary.

Overall, we are confident that our well-balanced liquidity management strategy positions us to navigate any future uncertainties while supporting our ongoing business operations and growth initiatives.

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated.

	Year Ended December 31,
	2020	2021	2022

	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	15,341	2,743	(16,061)
Net cash generated from investing activities	72,501	23,864	70,855
Net cash generated from (used in) financing activities	1,284	(90,691)	(340,836)
Exchange rate effect on cash, cash equivalents and restricted cash	4,566	1,427	(1,464)
Net increase (decrease) in cash, cash equivalents and restricted cash	93,692	(62,657)	(287,506)
Cash, cash equivalents and restricted cash at beginning of year	366,830	460,522	397,865
Cash, cash equivalents and restricted cash at end of year	460,522	397,865	110,359

Net Cash Generated from (Used in) Operating Activities

In 2022, we experienced a net cash outflow from operating activities of US$16.1 million. This was primarily driven by a net loss of US$75.6 million, despite being offset by non-cash adjustments such as depreciation ($23.4 million) and provisions for credit losses ($50.3 million) and key working capital changes included increases in accounts receivable. In comparison, 2021 saw a inflow of US$2.7 million, primarily due to the net loss of US$19.5 million, offset by depreciation and net allowance for credit losses, with several non-cash and working capital changes. In 2020, operating activities generated a net inflow of US$15.3 million, this was driven primarily by a smaller net loss of US$8.7 million, supported by steady depreciation and allowances for credit losses, alongside changes in working capital balances.

Net Cash Generated from Investing Activities

During the years from 2020 to 2022, our investing activities generated net cash inflows of US$72.5 million, US$23.9 million, and US$70.9 million, respectively. These inflows were primarily driven by the disposal of both short-term and long-term investments. Each year's activities reflected adjustments based on our operational funding needs and assessments of market conditions. While the significant inflow in 2020 was due to substantial disposals, the more moderate figures in 2021 and 2022 indicate a more measured approach, aligning with our strategy to manage liquidity and market opportunities.

Net Cash Generated from (Used in) Financing Activities

For financing activities, we consistently aimed to reduce both our debt and interest expenses. In 2022, we saw a significant cash outflow of US$340.8 million, primarily from loan repayments. This followed an outflow of US$90.7 million in 2021, largely due to the repayment of convertible senior notes. In contrast, 2020 saw a modest inflow of US$1.3 million, driven by loan proceeds that were partially offset by repayments. These efforts reflect our ongoing commitment to lowering our debt levels while managing financial obligations more effectively.

Capital Expenditures

Our capital expenditures were US$.4.8 million, US$38.9 million and US$10.8 million in 2020, 2021 and 2022, respectively. We still have ongoing projects that require capital expenditures, including property construction and development. However, given our current liquidity and overall conditions, we plan to approach future capital spending cautiously. While we anticipate some capital expenditures to support business growth, these investments will be carefully managed.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

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

D. Trend Information

The COVID-19 pandemic, which began in early 2020, led to quarantines, travel restrictions, and temporary closures of facilities in China and many other countries. While COVID-19 has significantly impacted our business in the past, the pandemic has largely subsided, and related restrictions have been lifted. However, the long-term effects of the pandemic on our business, including disruptions to operations, slowdown in revenue growth, and delayed collection of accounts receivables, are reflected in our historical financial results. For a detailed discussion of the impact of COVID-19, please refer to “Item 3. D. Key Information—Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the years of 2020, 2021, or 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not currently have any material outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(US$ in thousands, except percentage)
Operating leases	2,016	1,362	654	—	—
Commitment for Equity Investment and Guarantee	14,800	14,800	—	—	—
Capital commitments	5,069	979	4,090	—	—
Loan principal and interest expense obligation	125,658	23,547	45,126	27,675	29,310

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Richard Jiangong Dai	51	Executive chairman of the board of directors and director
Jian Liu	48	Chief executive officer and director
Shaohua Zhang	61	Independent director
Howard Huyue Zhang	54	Independent director
Changming Yan	60	Independent director
Shihang Dong	33	President
Frank Hua Lei	45	Chief investment officer
Lili Chen	36	Deputy chief financial officer

Rinchard Jiangong Dai has served as our executive chairman of our board of directors and our director since February 2022. Mr. Dai has also served as the chairman of the compensation committee and member of the nominating and corporate governance committee of the Board since February 2022. Mr. Dai joined the Company in 1999 and previously served multiple positions in the Company, including the Company’s president and chief executive officer from 1999 to 2014 and the Company’s director from September 2010 to February 2016. Mr. Dai co-founded Yiyi Technology in 2015 and Xiangshui Technology in 2018 and served as the chief executive officer for the two companies. Mr. Dai received a master’s degree from Stanford University and a bachelor’s degree from Guangxi University.

Jian Liu has served as our chief executive officer since January 2019 and our director since January 2021. Mr. Liu joined us in April 2000 and was appointed from our chief operations officer to our president on July 1, 2016. Mr. Liu was also our first chief information officer. Prior to joining us, Mr. Liu worked at the information center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

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

Changming Yan has served as an independent director of our company, a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board since June 2020. Mr. Yan founded Cada Resource International Limited, a company engaged in high-tech development and mineral resource industry, and has been its president since 1996. Mr. Yan also serves as the president of Tsinghua University Alumni Association (Hong Kong). He was the vice chairman of the Western Returned Scholars Association of China from 2008 to 2013. Mr. Yan had been awarded as one of the top ten overseas returned entrepreneurs in China in 2002. Mr. Yan received a bachelor’s degree and a master’s degree from Tsinghua University in engineering and a master’s degree from University of Ottawa in engineering.

Shihang Dong has served as our president since January 2021. Mr. Dong joined our company in 2014 and has since accumulated extensive experience in us. In particular, Mr. Dong has served as the vice president of our company and the general manager of our new home business in 2019 and 2020, respectively.

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

Lili Chen has served as our deputy chief financial officer since January 2024 and as the deputy chief financial officer of China Index Holdings Limited since January 2021, and as the financial controller of China Index Holdings Limited from January 2018 to December 2020, in charge of financial affairs of our company. Ms. Chen served as the director of the Beijing financial management center of Fang from 2017 to 2018, a senior financial manager at Fang from 2015 to 2016, and as a financial manager at Fang from 2014 to 2015. Ms. Chen holds a bachelor’s degree and a master’s degree in finance from La Trobe University at Melbourne, Australia.

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

In 2020, 2021, 2022 and2023, we paid aggregate cash compensation of approximately RMB3,003,709, RMB2,311,930, RMB2,560,380 andRMB2,425,060 to our directors and executive officers as a group, respectively. . Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. As of the date of this annual report, we had awarded to several of our employees and directors options to purchase 9,708,100 ordinary shares of our company under the 1999 Stock Incentive Plan. As of December 31, 2022, options to purchase 2,738,250 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

b. Special Stock Options

As of the date of this annual report, we had awarded 18,327,800 special stock options to purchase 9,163,900 ordinary shares to our employees and directors, with exercise prices ranging from US$1.99 to US$10.63, since December 31, 2006. Terms for special stock options are the same as standard stock options, except that two special stock options are exercisable into one Class A ordinary share. These special stock options vest 10.0% after the first year of service, 20% after the second year of service, 40.0% after the third year of service and 30.0% after the fourth year of service, except for special stock options granted in September 2010, which vest 20.0% after the first year of service, 20.0% after the second year of service, 30.0% after the third year of service and 30.0% after the fourth year of service. The maturity life of the special stock options is 10 years.

In December 2018, we extended the expiration date of share options to purchase 252,500 ordinary shares granted in 2008 under the 1999 Stock Incentive Plan to certain employees from December 30, 2018 to December 30, 2028. The replacement awards were fully vested as of the replacement date. The total incremental share-based compensation of US$0.6 million resulting from the modification was fully recognized during the year ended December 31, 2018.

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

2010 Stock Incentive Plan

We adopted our 2010 stock incentive plan (the “2010 Stock Incentive Plan”) on August 4, 2010. The purpose of our 2010 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2010 Stock Incentive Plan aims to:

●	attract and retain the best available personnel;
●	to provide an additional incentive to our employees, directors and consultants; and
●	to promote the success of our business.

As of the date of this annual report, we had awarded options to purchase 8,969,792 of our ordinary shares under the 2010 Stock Incentive Plan, with an exercise price per share ranging from US$1.99 to US$30.00.

a. Eligible Participants

Under the 2010 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

●	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;
●	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;
●	any advisers, consultants and agents to us or any of our subsidiaries; and
●	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of the date of this annual report, there were outstanding options to purchase 2,024,280 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 2,024,280 ordinary shares were exercisable.

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

f. Administration

Our board of directors has established a stock option committee, comprised of a single member, Mr. Dai, to administer the 2010 Stock Incentive Plan with respect to option grants to non-officer/director employees as well as consultants. Our compensation committee has the authority under the 2010 Stock Incentive Plan to determine stock option grants to our officers and directors.

g. Termination

Unless terminated earlier, the 2010 Stock Incentive Plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2010 Stock Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee. The 2010 Plan expired in August 2020.

2015 Stock Incentive Plan

We adopted our 2015 stock incentive plan (the “2015 Stock Incentive Plan”) on July 3, 2015. The purpose of our 2015 Stock Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2015 Stock Incentive Plan aims to:

●	attract and retain the best available personnel;

●	to provide an additional incentive to our employees, directors and consultants; and
●	to promote the success of our business.

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

As of the date of this annual report, we had awarded options to purchase 2,993,537 of our ordinary shares under the 2015 Stock Incentive Plan, with an exercise price per share ranging from US$1.99 to US$27.2, and granted 1,675,525 restricted shares.

a. Eligible Participants

Under our 2015 Stock Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties:

●	any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries;
●	any directors, including non-executive directors and independent non-executive directors, of us, our parent or any of our subsidiaries;
●	any advisers, consultants and agents to us or any of our subsidiaries; and
●	such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

b. Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of the date of this annual report, there were outstanding options to purchase 1,199,380 of our ordinary shares under the 2015 Stock Incentive Plan, of which options to purchase 943,430 ordinary shares were exercisable.

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

g. Termination

Unless terminated earlier, the 2015 Stock Incentive Plan will continue for a term of five years. Our board of directors has the authority to amend or terminate the 2015 Stock Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee. The 2015 Plan expired in 2020.

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share options

	Number of Class	Number of Class
	A ordinary	B ordinary
	shares to be	shares to be
	issued upon	issued upon	Exercise price
	exercise of	exercise of	per ordinary
Name	options	options	share (US$)	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)
	112,500	—	1.99	December 30, 2018
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—		December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2022
		—	1.99	December 1, 2016	December 1, 2026
		—	1.99	June 7, 2019	June 6, 2029
Next Decade / Mr. Mo(1)	—	1,754,500	1.99	September 30, 2006	September 29, 2021
	112,500	—	1.99	December 30, 2018	December 30, 2026
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—	1.99	December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2022
	50,000	—	1.99	December 1, 2016	December 1, 2026
	144,168	—	1.99	June 7, 2019	June 6, 2029
	*	—	27.2	February 25, 2016	February 24, 2026
	*	—	27.2	February 25, 2016	February 24, 2026

	Number of Class	Number of Class
	A ordinary	B ordinary
	shares to be	shares to be
	issued upon	issued upon	Exercise price
	exercise of	exercise of	per ordinary
Name	options	options	share (US$)	Date of grant	Date of expiration
Jian Liu	*	—	1.99	September 17, 2010	September 16, 2025
	*	—	1.99	August 15, 2012	August 14, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Frank Hua Lei	*	—	1.99	September 17, 2010	September 16, 2020
	*	—	1.99	July 26, 2012	July 25, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Zhihong Zhang	*	—	1.99	September 17, 2010	September 16, 2025
	*	—	1.99	July 26, 2012	July 25, 2022
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

Restricted shares

Number of Class A
ordinary shares
represented by
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

Ms. Hong Qin resigned from our board of directors, effective from June 5, 2020, replaced with Mr. Changming Yan, who was appointed as an independent director of our board, a member of the audit committee and the compensation committee of our board, and a member and the chair of the nominating and corporate governance committee of our board, effective from the same date.

Ms. Zhizhi Gong resigned from our board of directors, effective from January 19, 2021, replaced with Mr. Jian Liu, our chief executive officer, who was appointed as a director of our board, effective from the same date.

Mr. Yu Huang was appointed as an independent director of our board and a member of the audit committee of our board, effective from September 27, 2021. Mr. Huang resigned from our board, effective from April 13, 2024.

Mr. Vincent Tianquan Mo, the Company’s founder and executive chairman of our board, resigned from our board, the nominating and corporate governance committee and the compensation committee of our board, effective from February 28, 2022, replaced with Mr. Richard Jiangong Dai, who was appointed as a director and the executive chairman of our board, a member and the chair of the compensation committee, and a member of the nominating and corporate governance committee of our board, effective from the same date.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty , a duty to act honestly and a duty to act in what they consider in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. We have, in certain circumstances, the right to seek damages against our directors if a duty owed by our directors is breached.

Our board of directors has overall responsibility for managing our operations. The functions and powers of our board of directors include, among others:

●	convening shareholders’ meetings and reporting its work to shareholders at such meetings;
●	implementing shareholders’ resolutions;
●	determining our business plans and investment proposals;
●	formulating our profit distribution plans and loss recovery plans;
●	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;
●	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;
●	proposing amendments to our amended and restated memorandum and articles of association; and
●	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Board Committees

Audit Committee. Our audit committee currently consists of Howard Huyue Zhang, who chairs our audit committee, Changming Yan and Shaohua Zhang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and meet the criteria for independence set forth in Section 10A of the Exchange Act. In addition, our board of directors has determined that Howard Huyue Zhang is qualified as an audit committee financial expert within the meaning of the SEC rules and regulations.

Our audit committee is responsible for, among other things:

●	Appointing, retaining, terminating, overseeing and determining compensation of the independent auditor. The independent auditor shall report directly to the Committee. The Committee has the sole authority to approve the hiring and discharging of the independent auditors, all engagement fees and terms thereof and, to the extent permissible under applicable regulatory guidelines, all non-audit engagements of the independent auditors.
●	Reviewing the scope and results of the annual audit with the independent auditor.
●	Reviewing and discussing, with the internal auditors or the person(s) in the financial department acting as internal auditor(s), the overall scope and plans for their audits and determine whether the internal audit function has the appropriate resources and expertise.
●	Reviewing and discussing with management and the independent auditors, the adequacy and effectiveness of our disclosure controls, internal accounting and financial controls, the quality of the financial and accounting personnel, and any relevant recommendations.

●	Discussing our guidelines and policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to us, and reviewing major legislative, regulatory and accounting developments which could materially impact our contingent liabilities and risks.
●	Reviewing and discussing with management and the independent auditors the annual audited financial statements and unaudited quarterly financial statements and proposed filings with the SEC, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and among others, discussing the following matter with the independent accountants: (1) the quality as well as acceptability of the accounting principles applied in the financial statements, (2) new or changed regulatory or accounting policies (including an analysis of the effect of alternative GAAP methods); off-balance sheet structures; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items, and (3) financial statement presentations.
●	Reviewing the reports prepared by management and by our independent auditors, assessing the adequacy and effectiveness of our internal controls and procedures, prior to the inclusion of such reports in our periodic filings as required under SEC rules. The Committee reviews disclosures regarding our internal controls that are required to be included in SEC reports.
●	Reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of our system of disclosure controls and procedures, including by meeting periodically with our management, independent auditors and legal counsel to review their assessment of such disclosure controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in our periodic filings.
●	Recommending to our board of directors whether the audited financial statements are satisfactory to be included in our annual or other reports to the SEC.
●	At least annually, reviewing any management letters or internal control reports prepared by the independent auditors or our internal auditors and responses to prior management letters, and reviewing with the independent auditors our internal quality control and financial controls, including the budget, staffing and responsibilities of our financial and accounting staff.
●	Reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including the type and presentation of information to be included in earnings press releases.
●	Periodically meeting in separate sessions with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors.
●	Reviewing with the independent auditor any audit problems or difficulties the independent auditor encountered in the course of audit work (e.g., restrictions on the scope of the independent auditor’s activities or access to requested information and any significant disagreements with management) and the management’s response. The audit committee shall also be responsible for the resolution of disagreements between management and the independent auditors regarding financial reporting.
●	Setting clear hiring policies for employees or former employees of the independent auditors.
●	Reviewing and approving or prohibiting all proposed related-party transactions in accordance with our related party transaction policy and procedures.
●	Monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
●	Establishing procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review periodically with management and our internal accounting department these procedures and any significant complaints received.
●	Pre-approving all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The audit committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to us, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the audit committee, provided that any pre-approvals delegated to one or more members of the audit committee are reported to the audit committee at its next scheduled meeting.
●	Evaluating at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditor and consideration whether there should be a rotation of the lead partner or independent auditing firm, and take appropriate action to oversee the independence of the independent auditors.
●	At least annually, obtaining and reviewing a report by the independent auditors describing: (1) the audit firm’s internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues, (3) all relationships between the independent auditors and us to enable the audit committee to assess the auditors’ independence, and (4) any other matters required to be included in a letter from the independent auditors pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor’s communications with the audit committee concerning independence.
●	Reviewing and reassessing, at least annually, the audit committee’s performance and the adequacy of its charter and report its conclusion and any recommendations to our board of directors.
●	Reporting regularly to the full board of directors.
●	Investigating matters came to its attention at the company’s expenses.
●	Nominating and Corporate Governance Committee. We have established a nominating and corporate governance committee, which is responsible for identifying individuals qualified to become directors and recommends director nominees to be approved by our board of directors. The members of our nominating and corporate governance committee include Changming Yan, who chairs our nominating and corporate governance committee, and Mr. Dai, our executive chairman.

Compensation Committee. Our compensation committee consists of Mr. Dai, who chairs our compensation committee, and Changming Yan.

Our compensation committee is responsible for:

●	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.
●	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.
●	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.

●	At least annually, either as a committee or together with the other independent directors (as directed by our board of directors), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the compensation committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years. The compensation committee may choose to discuss the CEO’s compensation with the board of directors.
●	Reviewing and approving, or making recommendations to our board of directors with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The compensation committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The compensation committee shall also seek the input of the Chief Executive Officer with respect to the performance evaluation and compensation of executives other than the Chief Executive Officer.
●	Periodically reviewing the compensation of our directors and approving changes or making recommendations to our board of directors with respect thereto.
●	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to our board of directors, as appropriate.
●	Advising on the setting of compensation for officers whose compensation is not subject to the approval of the compensation committee.
●	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the compensation committee shall have responsibility for:
●	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;
●	certifying that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation;
●	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;
●	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);
●	approving which executive officers are entitled to awards under our stock option plan(s);
●	repurchasing securities from terminated employees; and
●	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.
●	Reviewing and approving officer and director indemnification and insurance matters.
●	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the audit committee as a related-party transaction.

●	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.
●	Providing the compensation committee reports on executive compensation to our board of directors.
●	Receiving, reviewing and conferring with the audit committee with respect to any concerns raised by any parties directly or indirectly to the compensation committee and take action in response to such concerns as may be deemed appropriate by the compensation committee.
●	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.
●	Administering, interpreting and taking all other actions necessary or appropriate as granted to the compensation committee under our executive compensation and other plans.
●	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a compensation committee meeting or meet with any compensation committee members.
●	Reviewing the compensation committee’s charter on an annual basis and recommend changes, as appropriate, to our board of directors.
●	Evaluating the performance of the compensation committee on an annual basis. In conducting such self-evaluation, the compensation committee shall evaluate whether its charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate to the board for consideration. The compensation committee shall address all matters that it considers relevant to its performance, including at least, the adequacy, appropriateness and quality of the information and recommendations presented by it to the board of directors, the manner in which they were discussed or debated, and whether the number and length of meetings of the compensation committee were adequate for it to complete its work in a thorough and thoughtful manner.

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

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected or appointed An appointment of a director may be on terms that a director shall automatically retire from office (unless he has sonner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Officers are elected by and serve at the discretion of our board of directors.

D. Employees

We had 1,503 employees as of December 31, 2022. The following table sets forth the number of our employees categorized by function as of December 31, 2022:

Function	Number
Editorial and production	166
Sales and marketing	730
Management and general administrative	354
Technical and research	253
Total	1,503

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information is based upon in the table below is based upon the fact that there are 90,357,329 ordinary shares, consisting of 66,020,679 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding as of the date of this annual report.

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

Percentage of
Aggregate
	Ordinary shares beneficially owned				Voting
	Class A No.	Percent	Class B No.	Percent	Power(1)
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities(2)	30,051,898	45.5%	23,340,790	95.9%	77.0%
Digital Link Investments Limited(3)	*	*	2,750,360	11.3%	8.7%
General Atlantic Singapore Fund Pte. Ltd.(4)	11,106,440	16.8%	—	—	3.5%
Evenstar Capital Management Limited and its affiliated entities(5)	12,970,340	19.6%	—	—	4.1%
Directors and Executive Officers:
Mr. Richard Jiangong Dai	*	*	—	—	*
Jian Liu	*	*	—	—	*
Howard Huyue Zhang	—	—	—	—	—
Changming Yan	—	—	—	—	—
Shaohua Zhang	—	—	—	—	—
Zhihong Zhang	*	*	—	—	*
Frank Hua Lei	*	*	—	—	*
Shihang Dong	*	*	—	—	*
Lili Chen	—	—	—	—	—
All directors and executive officers as a group	5,603,943	8.5%	—	—	1.8%
*	Less than 1.0% of total outstanding voting securities on an as converted basis.
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
(2)	Represents ordinary shares held by ACE Smart Investments Limited (“ACE Smart”), Media Partner Technology Limited (“Media Partner”), Next Decade Investments Limited (“Next Decade”), Ateefa Limited, Deanhale Limited, Karistone Limited, and Open Land Holdings Limited, as reported in a Schedule 13D/A filed by Mr. Vincent Tianquan Mo and his affiliates on May 24, 2022, including (1) 5,841,844 Class A ordinary shares, 16,539,500 Class A ordinary shares evidenced by ADSs held by ACE Smart, a Hong Kong company wholly owned by Mr. Mo; (2) certain employee stock options and restricted shares (exercisable within 60 days of the date thereof), which entitle Media Partner, a British Virgin Islands company, to acquire 1,367,378 Class A ordinary shares and 11,355,645 Class B ordinary shares held by Media Partner; (3) 1,123,955 Class A ordinary shares, 14,170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date thereof), which entitle Next Decade to acquire an additional 1,367,377 Class A ordinary shares, 10,230,645 Class B ordinary shares held by Next Decade, and certain employee stock options (exercisable within 60 days of the date thereof), which entitle Next Decade to acquire an additional 1,754,500 Class B ordinary shares; (4) 957,265 Class A ordinary shares owned by Ateefa Limited, a British Virgin Islands company; (5) 1,472,298 Class A ordinary shares held by Deanhale Limited, a British Virgin Islands company; (6) 926,461 Class A ordinary shares held by Karistone Limited, a British Virgin Islands company; and (7) 441,656 Class A ordinary shares represented by ADSs held by Open Land Holdings Limited, a Hong Kong company. All of the shares of Media Partner and Next Decade are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. The address of Mr. Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China, 100070.
(3)	Includes 387,561 Class A ordinary shares and 2,750,360 Class B ordinary shares. The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.
(4)	Represents Class A ordinary shares (as represented by 1,110,644 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on September 25, 2023. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(5)	Represents the number of Class A ordinary shares in the form of (i) 9,743,570 Class A ordinary shares held by Evenstar Master Fund SPC; (ii) 50 Class A ordinary shares held by ESSL; (iii) 1,688,290 Class A ordinary shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC, as reported in a Schedule 13D/A filed by Evenstar Capital Management Limited and its affiliates on October 10, 2023. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Act, as amended, the beneficial owner of any securities covered by this Schedule 13D/A. The address of Evenstar Capital Management Limited and its affiliates is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of October 9, 2024, of the 96,112,336 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 59.47% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We intend to maintain the dual-class ordinary share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer or disposition of any Class B ordinary share by its holder to any person or entity that is not a majority-owned and majority-controlled subsidiary of certain of our shareholders as set forth in our amended and restated articles of association, such Class B ordinary share will be automatically and immediately converted into a Class A ordinary share.

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

On June 5, 2020, we announced the change of the ratio of our American Depositary Receipts, representing Class A ordinary shares from one ADS for one Class A ordinary shares to one ADS for ten Class A ordinary shares. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on June 19, 2020.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Structure Contracts

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our websites and mobile apps and provide such services in China through contractual arrangements with our consolidated controlled entities. We may consider further optimizing our corporate structure in light of the evolving regulatory environment.

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in our subsidiaries to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our then wholly-owned PRC subsidiaries, to enter into the 2016 Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the 2016 Structure Contracts, the equity interests of our consolidated controlled entities were held by our nominee shareholders, i.e., Vincent Tianquan Mo, executive chairman of our board of directors, Richard Jiangong Dai, our director and former chief executive officer, and certain wholly-owned subsidiaries of theirs, and we exercised effective control over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network.

Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Network Technology Development Co., Ltd. and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing TuoShi, our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into supplemental agreements, pursuant to which Mr. Jiangong Dai transferred all his rights, obligations and responsibilities under certain Structure Contracts to Mr. Jianning Dai. In 2018, we entered into new series of Exclusive Call Option Agreements with certain of our PRC subsidiaries, for the purpose of including Fang Holdings Limited as a party of the Exclusive Call Option Agreement. In 2020, we also entered into a supplemental agreement, pursuant to which Fang Holdings Limited transferred all the rights and responsibilities under certain Structure Contract to its subsidiary.

For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks related to our corporate structure.”

The Structure Contracts enable us to:

●	receive substantially all of the economic benefits from our consolidated controlled entities in consideration of the services provided by our subsidiaries;
●	exercise effective control over our consolidated controlled entities; and
●	hold an exclusive option to purchase all or part of the equity interests in our consolidated controlled entities when and to the extent permitted by PRC laws.

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

Settlement Agreement

On September 27, 2023, the Company and Mr. Tianquan Mo, founder and controlling shareholder of the Company entered into a settlement agreement (the “Settlement Agreement”) with Evenstar Master Fund SPC, Evenstar Special Situations Limited (together with Evenstar Master Fund SPC, the “Evenstar”), pursuant to which Evenstar will discontinue proceedings brought against the Company and Mr. Tianquan Mo in the Grand Court of Cayman Islands entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein, and the Company shall transfer US$4.0 million to Evenstar.

CIH “going private” transaction documents

Pursuant to an agreement and plan of merger, dated as of December 22, 2022 (the “Merger Agreement”), by and among, China Index Holdings Limited (“CIH”), CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into China Index Holdings Limited (“CIH”) through a short-form merger in accordance with Section 233(7) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), with China Index Holdings Limited (“CIH”) being the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Equity Commitment Letter (as defined below), the Merger will be financed with cash contribution in Parent from our company (the “Sponsor”).

Equity Commitment Letter

The transactions as contemplated by the Merger Agreement will be funded through cash contribution contemplated by the equity commitment letter, dated as of December 22, 2022 (the “Equity Commitment Letter”), by and between the Sponsor and Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing of approximately US$14.8 million to Parent to consummate the Transactions.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Sponsor entered into a limited guarantee (the “Limited Guarantee”) in favor of CIH with respect to certain obligations of Parent under the Merger Agreement, including without limitation, due and punctual payment of certain termination fee payable by Parent pursuant to the Merger Agreement.

Interim Investors Agreement

In connection with the Merger Agreement, the Consortium members, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), to govern the actions of Parent and Merger Sub and the relationship among the Consortium members with respect to, among other things, the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the Support Agreement, and the Transactions. The Consortium Agreement has been terminated pursuant to the Interim Investors Agreement.

Other Related Party Transactions

We had relationships with the following related parties in 2020, 2021 and 2022:

Name of Related Party	Relationship with Fang

Vincent Tianquan Mo	Former Executive chairman of the board of directors and controlling shareholder of our company
Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo
CIH and its subsidiaries	A company under the control of Vincent Tianquan Mo and our company can exercise significant influence over
Wanli	Equity method investment
Media Partner	A company under the control of Vincent Tianquan Mo
Next Decade	A company under the control of Vincent Tianquan Mo
Shanghai Yuyue Electronic Technology Development Co., Ltd (“Shanghai Yuyue”)	A company under the control of Vincent Tianquan Mo

In February 2012, we entered into an agreement with Mr. Mo, our then executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The deemed rental expense of US$0.2 million, US$0.2 million and US$0.2 million for 2020, 2021 and 2022, respectively, and the corresponding shareholder contribution were included in our consolidated financial statements.

In April 2013, we entered into an agreement with Beihai Silver Beach, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. The management fees incurred for the years ended December 31, 2020, 2021 and 2022 were US$0.4 million, US$0.4 million and US$0.3 million, respectively.

We entered into certain agreements with CIH regarding listing services for commercial properties, office building leases, IT services and software licenses. During period from the completion of the separation of CIH from us to December 31, 2022, the service fees above incurred by CIH for the years ended December 31, 2020, 2021 and 2022 were US$2.3 million, US$2.4 million and US$2.4 million, respectively.

As of December 31, 2020, 2021 and 2022, we had US$0.4 million, US$1.5 and US$4.3 million, respectively, due from our related parties, and had US$15.3 million, US$92.1 million and US$90.5 million, respectively, due to our related parties.

For more details of our related party transactions, see Note 17 to our consolidated financial statements included elsewhere in this annual report.

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

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs were listed for trading on the New York Stock Exchange under the symbol “SFUN” from September 17, 2010 to May 17, 2022. On June 2, 2022, the NYSE filed a Form 25 with the SEC to remove our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC market under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed for trading on the New York Stock Exchange under the symbol “SFUN” from September 17, 2010 to May 17, 2022. On June 2, 2022, the NYSE filed a Form 25 with the SEC to remove our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC market under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporated by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our current report on Form 6-K originally filed with the SEC on November 23, 2022. Our shareholders adopted our sixth amended and restated memorandum and articles of association by a special resolution on December 27, 2022.

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

On October 23, 2019, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, which amended by the SAFE Circular on Further Promoting and reforming Cross-border Trade and Investment Facilitation promulgated on 4 December 2023, canceling restrictions on domestic equity investments by capital of non-investment foreign-invested Enterprises, foreign exchange settlement by using capital under domestic asset realization accounts, the quantity of opened foreign exchange capital accounts and the security deposit use and foreign exchange settlement of foreign investors. At the same day, the SAFE issued Circular of the State Administration of Foreign Exchange on Streamlining Foreign Exchange Accounts, which became effective on March 2, 2020 to further simplify the foreign exchange accounts.

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

In August 2009, SAT issued Circular 124. Pursuant to Circular 124, non-tax residents of China who wish to enjoy a treaty benefit on their China-sourced income under a Sino-foreign double tax agreement have to go through either an “approval application” procedure (for passive income—dividends, interest, royalties and capital gains) or “record filing” procedure (for active income—business profits of a permanent establishment, service fees and personal employment income) in which specific forms attached to Circular 124 have to be submitted to the relevant Chinese tax authorities together with the relevant supporting documentation. On November 1, 2015, Circular 124 was repealed by the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers issued by SAT (“Circular 60”). Circular 60 abolishes the “approval application” procedure and provides that any non-resident taxpayer filing a tax return shall determine whether such taxpayer is entitled to the treaty benefit, and shall submit the relevant statements and materials to the competent tax authority for the tax return filing. In the case of withholding at source and designated withholding, where a non-resident taxpayer who considers it meets the conditions for enjoying the convention treatment needs to be entitled to the convention treatment, the taxpayer shall take the initiative to propose the same to the withholding agent, and provide the withholding agent with the relevant statements and materials for the withholding declaration. The withholding agent shall withhold tax in accordance with the conventions, and forward the relevant statements and materials to the competent tax authority when making the withholding declaration. Circular 60 was repealed by the Measures for Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits (“Circular 35”), which was promulgated by the SAT on October 14, 2019, and came into effect on January 1, 2020. According to the Circular 35, if non-resident taxpayers consider they are eligible for treatments under the tax treaties through self-assessment, they may, at the time of filing tax returns or making withholding tax filings through withholding agents, enjoy the treatments under the tax treaties, and shall concurrently collect and retain the relevant documents for inspection according to relevant regulations, and accept tax authorities’ post-filing administration.

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

On October 14, 2019, SAT issued the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, effective on January 1, 2020, which stipulates entitlement to treaty benefits for non-resident taxpayers, who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties, shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities.

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

On October 14, 2019, SAT issued the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, effective on January 1, 2020, which stipulates entitlement to treaty benefits for non-resident taxpayers, who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties, shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities.

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares under currently applicable law. This discussion does not address any U.S. federal consequences other than U.S. federal income tax consequences (such as the gift or estate tax). This discussion also does not address any state, local or non-U.S. tax consequences of an investment in our ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder (as defined below) and beneficially own our ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
●	banks or other financial institutions;
●	underwriters;
●	insurance companies;
●	tax-exempt organizations;
●	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares or ADSs through any such entities;
●	real estate investment trusts;
●	grantor trusts;
●	governments or agencies or instrumentalities thereof;
●	regulated investment companies;
●	controlled foreign corporations;

●	persons that hold ordinary shares or ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
●	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;
●	certain former citizens or long-term residents of the United States;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares or ADSs being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code (as defined below);
●	our officers or directors;
●	persons liable for alternative minimum tax; or
●	persons who actually or constructively own 5.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote or 5.0% or more of the total value of our shares (including ADSs).

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ordinary shares or ADSs and are:

●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision of the United States;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person.

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

We may have been a PFIC for our 2022 taxable year and may be a PFIC in the current or future taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. There can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could become or remain a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is sufficiently low, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC. In addition, there is no assurance that the Internal Revenue Service, or IRS, will agree with our determination as to whether the assets and the income derived from our assets constitute passive assets and income under the PFIC rules. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

J. Annual Report to Security Holders

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2020, 2021 and 2022, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured notes classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2022, we had US$115.1 million in cash and cash equivalents, restricted cash and fixed-rate time deposits classified as short-term investments, 60.3% and 39.7% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2022, we had US$104.1 million of short-term investment in the Structured Note. The repayments of the principal and interests of the 2020 Bonds received by GTJA are required to settle the Structured Note. We actively monitor the risks of default of the 2020 Bonds to limit the exposure to credit risk of the Structured Note.

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

We are also exposed to default risk on our loans receivables. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2020, 2021 and 2022, no single borrower comprised a significant portion of our loan portfolio.

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

On June 5, 2020, we announced the change of the ration of our American Depositary Receipts, representing Class A ordinary shares from one ADS for one Class A ordinary shares to one ADS for ten Class A ordinary shares. There was no change to our Class A ordinary shares or Class B ordinary shares. The effect of the ratio change on the ADS trading price on New York Stock Exchange occurred on June 19, 2020.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the existence of a material weakness, as described below.

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

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, for the years ended December 31, 2021 and 2022, respectively. Save as disclosed below, we did not pay any other fees to GGF during the periods indicated below.

	For the Year Ended December 31,
	2021	2022

	(U.S. dollars in thousands)
Audit fees (1)	1,365	654
(1)	Audit fees are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements. We accrued expenses of US$0.6 million and US$0.6 million for the years ended December 31,2021 and 2022 related to independent registered public accounting firms.

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

We changed our independent registered public accounting firm in October 2021, and the disclosure called for by this item has been previously reported in our current report on Form 6-K filed with the SEC on October 28, 2021.

We changed our independent registered public accounting firm in July 2022, and the disclosure called for by this item has been previously reported in our current report on Form 6-K filed with the SEC on July 15, 2022.

We changed our independent registered public accounting firm in May 2024, and the disclosure called for by this item has been previously reported in our current report on Form 6-K filed with the SEC on May 28, 2024.

ITEM 16G. CORPORATE GOVERNANCE

Fang is an exempted company incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, Fang’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

Furthermore, as Fang is not currently listed on any stock exchange, Fang is not subject to any listing rules or listing standards. To the extent that Fang continues to follow the NYSE corporate governance listing standards that were previously applicable to it, Fang may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. Fang has followed the corporate governance practice in our home country, the Cayman Islands, which does not require a majority of our board to consist of independent directors or that we have annual meetings to elect directors. We currently have an audit committee comprised of independent directors, a compensation committee with one non-independent director and a nominating and corporate governance committee with one non-independent director. As a result, Fang’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

We are committed to a high standard of corporate governance. However, the following are ways in which our current corporate governance practices differ from New York Stock Exchange corporate governance requirements since the laws of Cayman Islands do not require such compliance:

●	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings.
●	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.
●	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.
●	Our compensation committee and our nominating and corporate governance committee are comprised with a majority of independent directors and not only independent directors. Our executive chairman, Mr. Dai, who serves on both our compensation committee and nominating and corporate governance committee, is not independent under the relevant New York Stock Exchange rules.

None of the above practices conflicts with the laws of the Cayman Islands or our sixth amended and restated memorandum and articles of association.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures that are included in our Code of Ethics, governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer, or Cybersecurity Risk Management Officers, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Cybersecurity Risk Management Officers.

At management level, our Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this annual report:

Exhibit No.

1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 of our Current Report on Form 6-K filed with the SEC on November 23, 2022).
2.1	Specimen ordinary share certificate (incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
2.2	Specimen American depositary receipt (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 18, 2014).
2.3	Form of Deposit Agreement (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on September 2, 2010).
2.4	Form of Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 filed with the SEC on January 31, 2011).
2.5	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) of our Registration Statement on Form F-6 filed with the SEC on May 15, 2012).
2.6	Form of Amendment No. 3 to Deposit Agreement (incorporated by reference to Exhibit (a) of our Registration Statement on Form F-6 filed with the SEC on March 18, 2014).
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

2.9	Amendment No. 1 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 filed with the SEC on June 25, 2019).
2.10	Amendment No. 2 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 99 (a)(3) of our Registration Statement on Form F-6 filed with the SEC on June 5, 2020).
2.11	Description of securities (incorporated by reference to Exhibit 2.10 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020).
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

4.18.1

Schedule of Creditor’s Rights Transfer Agreements among certain PRC subsidiaries of Fang Holdings Limited and shareholders of certain consolidated controlled entity. (incorporated by reference to Exhibit 4.18.1 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020)

4.19

Form of Equity Pledge Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity pledging the shares of the consolidated controlled entity (incorporated by reference to Exhibit 4.21 of our Annual Report 20-F filed with the SEC on May 17, 2016).

4.19.1

Schedule of Equity Pledge Agreements among certain PRC subsidiary of Fang Holdings Limited and shareholders of a consolidated controlled entity. (incorporated by reference to Exhibit 4.19.1 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020)

Exhibit No.

4.20

Form of Shareholders’ Proxy Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.22 of our Annual Report 20-F filed with the SEC on May 17, 2016).

4.20.1

Schedule of Shareholders’ Proxy Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity. (incorporated by reference to Exhibit 4.20.1 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020)

4.21

Form of Operating Agreement among Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network, a consolidated controlled entity, Mr. Mo and/or Mr. Dai and/or other shareholders of the consolidated controlled entity (incorporated by reference to Exhibit 4.23 of our Annual Report 20-F filed with the SEC on May 17, 2016).

4.21.1

Schedule of Operating Agreements among certain PRC subsidiary of Fang Holdings Limited, a consolidated controlled entity and shareholders of the consolidated controlled entity. (incorporated by reference to Exhibit 4.21.1 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020)

4.22

Form of Exclusive Technical Consultancy and Services Agreement between Beijing Zhong Zhi Shi Zheng or Jia Tian Xia Network and a consolidated controlled entity (incorporated by reference to Exhibit 4.24 of our Annual Report 20-F filed with the SEC on May 17, 2016).

4.22.1

Schedule of Exclusive Technical Consultancy and Services Agreements between certain PRC subsidiary of Fang Holdings Limited and a consolidated controlled entity. (incorporated by reference to Exhibit 4.22.1 of our Annual Report on Form 20-F filed with the SEC on May 27, 2020)

4.23

Form of Exclusive Call Option Agreement among Fang Holdings Limited, Mr. Mo and/or Mr. Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

4.23.1

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

Exhibit No.

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

4.60

Form of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited. (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F for the period ended December 31, 2019 filed with the SEC on May 27, 2020)

4.60.1

Schedule of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited. (incorporated by reference to Exhibit 4.60.1 to our annual report on Form 20-F for the period ended December 31, 2019 filed with the SEC on May 27, 2020)

4.61

Settlement Agreement among Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, Evenstar Special Situations Limited, Fang Holdings Limited and Mr. Mo. (incorporated by referene to Exhibit 99.4 to the Schedule 13D/A filed with the SEC by Evenstar Capital Management Limited)

Exhibit No.

4.62	Limited Guarantee between Fang Holdings Limited and China Index Holdings Limited. (incorporated by reference to Exhibit 99.10 to the Schedule 13D/A filed with the SEC by China Index Holding Ltd.)
4.63

Interim Investor Agreement among Fang Holdings Limited, Mr. Mo, CIH Holdings Limited, and certain other shareholders of China Index Holdings Limited. (incorporated by reference to Exhibit 99.11 to the Schedule 13D/A filed with the SEC by China Index Holding Ltd.)

4.64	Equity Commitment Letter between Fang Holdings Limited and CIH Holdings Limited. (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed with the SEC by China Index Holding Ltd.)
4.65

Equity Contribution Agreement among CIH Holdings Limited, Fang Holdings Limited, and certain other shareholders of China Index Holdings Limited. (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed with the SEC by China Index Holding Ltd.)

8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of GGF CPA Limited.
16.1

Letter dated May 14, 2019 from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

97.1	Insider Trading Policy (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

	By:	/s/ Richard Jiangong Dai
	Name:	Richard Jiangong Dai
	Title:	Executive Chairman

Date: October 31, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Fang Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2020, 2021 and 2022, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Current Expected Credit Losses on Accounts Receivable

As described in Note 5 to the consolidated financial statements, the Company’s gross accounts receivable were US$103,483 thousand, US$104,193 thousand, and US$65,311 thousand as of December 31, 2020, 2021 and 2022, respectively, while the allowance for credit losses to accounts receivable were US$40,144 thousand, US$52,831 thousand, and US$33,864 thousand as of December 31, 2020, 2021 and 2022, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are that there was significant judgment by management in estimating the allowance for credit losses, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The primary procedures we performed to address this critical audit matter included the following:

-We obtained an understanding and assessing management’s method for developing the allowance for credit losses.

-We evaluated the appropriateness of the model and calculation schedules prepared by management.

-We tested the completeness, accuracy and evaluated the reliability of the transaction data used in the model.

-We evaluated the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit losses, including current and future economic conditions.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2024.

Guang Zhou, The People’s Republic of China

October 31, 2024

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2022
		US$	US$	US$

ASSETS
Current assets:
Cash and cash equivalents		136,837	120,652	106,015
Restricted cash, current		315,912	267,500	1,185
Short-term investments	4	72,878	63,461	108,805
Accounts receivable, net of credit losses	5	63,339	51,362	31,447
Prepayments and other current assets	6	39,678	112,091	109,047
Loans receivable, net of credit losses	7	71,668	96,750	46,662
Amounts due from related parties	17	429	1,533	4,270
Total current assets		700,741	713,349	407,431

Non-current assets:
Property and equipment, net	8	717,360	703,252	635,453
Deferred tax assets	15	3,728	3,919	4,944
Restricted cash, non-current portion		7,773	9,713	3,159
Long-term investments	4	324,323	219,936	97,857
Right-of-use assets	9	35,690	35,289	31,094
Other non-current assets		9,158	29,831	28,985
Total non-current assets		1,098,032	1,001,940	801,492
Total assets		1,798,773	1,715,289	1,208,923

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2022
		US$	US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans	10	334,086	340,696	42,978
Long-term bond payable within one year	11	—	—	103,380
Deferred revenue		54,122	52,643	49,763
Accrued expenses and other liabilities	12	74,399	73,815	66,858
Income tax payable		3,263	1,588	898
Amounts due to related parties	17	15,307	92,050	90,526
Total current liabilities		481,177	560,792	354,403

Non-current liabilities:
Long-term loans, less current portion	10	115,980	102,948	59,823
Long-term bond payable	11	110,347	112,929	—
Convertible senior notes	13	168,266	—	—
Deferred tax liabilities	15	79,002	66,924	62,591
Other non-current liabilities		144,093	154,875	140,302
Total non-current liabilities		617,688	437,676	262,716
Total liabilities		1,098,865	998,468	617,119

Commitments and contingencies	19	—	—	—

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2022
		US$	US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2020, 2021 and 2022, respectively; 65,715,529, 66,020,439, and 66,020,679 shares outstanding as of December 31, 2020, 2021, and 2022, respectively.	14	9,244	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2020, 2021, and 2022, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	14	3,124	3,124	3,124
Additional paid-in capital		542,122	544,425	545,173
Accumulated other comprehensive income (loss)		6,331	41,176	(9,031)
Retained earnings		255,575	230,139	154,577
Less: Treasury shares (6,060,157, 5,755,247 and 5,755,007 shares as of December 31, 2020, 2021 and 2022, respectively.)	14	(117,183)	(111,287)	(111,283)
Total Fang Holdings Limited shareholders’ equity		699,213	716,821	591,804
Noncontrolling interests		695	—	—
Total shareholders’ equity		699,908	716,821	591,804
Total liabilities and shareholders’ equity		1,798,773	1,715,289	1,208,923

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Note	2020	2021	2022
		US$	US$	US$
Revenues
Marketing services		96,753	70,426	37,187
Listing services		48,541	31,128	13,105
Leads generation services		59,931	36,654	15,760
Financial services		7,828	13,290	9,716
Other services		7,360	6,835	4,713
Total revenues		220,413	158,333	80,481

Cost of services		(17,396)	(17,799)	(12,267)
Gross profit		203,017	140,534	68,214

Operating income (expenses)
Selling expenses		(58,399)	(56,499)	(30,783)
General and administrative expenses		(119,577)	(99,911)	(77,509)
Other income (loss)		(2,532)	5,040	103
Operating income (loss)		22,509	(10,836)	(39,975)
Foreign exchange gain (loss)		(2,784)	2,667	1,222
Interest income		12,562	11,925	6,854
Interest expense		(21,278)	(16,679)	(10,765)
Change in fair value of securities	4	(18,636)	(19,142)	828
Government grants		1,420	1,732	1,523
Investment income, net	4	465	34,253	523
Income (loss) before income taxes		(5,742)	3,920	(39,790)
Income tax expense	15	(3,006)	(23,504)	(35,772)
Net loss		(8,748)	(19,584)	(75,562)
Net income attributable to noncontrolling interests		2	—	—
Net loss attributable to Fang Holdings Limited’s shareholders		(8,750)	(19,584)	(75,562)

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Note	2020	2021	2022
		US$	US$	US$
Comprehensive (loss)
Net loss		(8,748)	(19,584)	(75,562)
Foreign currency translation adjustments		102,613	34,089	(47,413)
Gain (loss) on intra-entity foreign transactions of long-term investment nature		2,089	756	(2,794)
Total comprehensive income (loss)		95,954	15,261	(125,769)
Comprehensive income attributable to noncontrolling interests		2	—	—
Comprehensive income (loss) attributable to Fang Holdings Limited’s shareholders		95,952	15,261	(125,769)
Net loss per share for Class A and Class B ordinary shares
Basic and diluted	21	(0.10)	(0.22)	(0.84)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	21	89,845,281	90,162,557	90,357,275

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2020	2021	2022
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(8,748)	(19,584)	(75,562)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation	13,347	2,137	586
Depreciation of property and equipment	26,180	21,295	23,441
Amortization of right-of-use assets	3,737	2,747	1,956
Deferred tax benefits	(12,555)	(3,192)	(11,060)
Net allowance for credit loss for accounts receivable, loans receivable and other current assets	37,519	42,374	50,335
Impairment of investment	17	390	270
Investment income	(465)	(34,253)	(523)
Change in fair value of securities	18,636	19,142	(828)
Amortization of transaction costs for structured note	145	124	136
Amortization of issuance costs and unamortized premium for convertible senior notes	(663)	(530)	—
Loss (gain) on disposal of property and equipment	(22)	707	(26)
Deemed rental expense (Note 17)	155	166	159

Changes in operating assets and liabilities:
Accounts receivable	(33,851)	(29,888)	(30,837)
Prepayments and other current assets	784	(48,863)	(10,898)
Loans receivable	(18,230)	(23,780)	48,440
Amounts due from related parties	215	(1,089)	(2,794)
Other non-current assets	(8,343)	(6,134)	(1,494)
Deferred revenue	(1,001)	(2,001)	(2,220)
Accrued expenses and other liabilities	(10,697)	(1,946)	8,571
Income tax payable	(976)	(1,691)	(678)
Amounts due to related parties	5,928	75,830	(323)
Other non-current liabilities	4,229	10,782	(12,712)
Net cash generated from (used in) operating activities	15,341	2,743	(16,061)

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2020	2021	2022
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of short-term investments	91,170	73,193	62,739
Proceeds from disposal of long-term investments	87,991	51,840	32,204
Proceeds from disposal of property and equipment	69	16,459	33
Acquisition of property and equipment	(4,787)	(38,873)	(10,795)
Acquisition of short-term investments	(72,517)	(63,147)	(5,474)
Acquisition of long-term investments	(30,665)	—	(17,770)
Cash received from prepayment for purchase properties	—	—	9,634
Proceeds from dividend distribution from equity investments	1,867	631	284
Cash prepayment for purchase properties	—	(16,239)	—
Cash payment for the acquisition of subsidiaries from CIH, net of cash acquired	(627)	—	—
Net cash generated from investing activities	72,501	23,864	70,855

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	—	44	7
Proceeds from short-term loans	236,000	283,049	—
Proceeds from long-term loans	29,908	44,615	—
Repayment of loans	(264,624)	(334,086)	(340,843)
Redemption of convertible senior notes	—	(84,313)	—
Net cash generated from (used in) financing activities	1,284	(90,691)	(340,836)
Exchange rate effect on cash, cash equivalents and restricted cash	4,566	1,427	(1,464)
Net increase (decrease) in cash, cash equivalents and restricted cash	93,692	(62,657)	(287,506)
Cash, cash equivalents and restricted cash at beginning of year	366,830	460,522	397,865
Cash, cash equivalents and restricted cash at end of year	460,522	397,865	110,359

Supplemental schedule of cash flow information:
Income tax paid	13,314	18,296	38,162
Interest paid	22,564	16,577	7,656
Settlement of convertible senior notes with 50% Paid by CIH	—	84,313	—
Recognition of operating right-of-use assets	1,868	2,493	1,387

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	2020	2021	2022
	US$	US$	US$
Cash and cash equivalents	136,837	120,652	106,015
Restricted cash, current	315,912	267,500	1,185
Restricted cash, non-current portion	7,773	9,713	3,159
Total cash, cash equivalents and restricted cash	460,522	397,865	110,359

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Income (Loss)
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Retained	Non controlling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	Earnings	Interests	Equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2019	65,403,527	24,336,650	12,368	528,620	(123,216)	(90,710)	(7,661)	(98,371)	270,358	693	590,452
Net loss for the year	—	—	—	—	—	—	—	—	(8,750)	2	(8,748)
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	102,613	—	102,613	—	—	102,613
Gain on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	2,089	2,089	—	—	2,089
Contribution from shareholder	—	—	—	155	—	—	—	—	—	—	155
Share-based compensation	—	—	—	13,347	—	—	—	—	—	—	13,347
Exercise of share options and vesting of unvested shares	312,002	—	—	—	6,033	—	—	—	(6,033)	—	—
Balance as of December 31, 2020	65,715,529	24,336,650	12,368	542,122	(117,183)	11,903	(5,572)	6,331	255,575	695	699,908

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Income (Loss)
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Retained	Non controlling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	Earnings	Interests	Equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	65,715,529	24,336,650	12,368	542,122	(117,183)	11,903	(5,572)	6,331	255,575	695	699,908
Net loss for the year	—	—	—	—	—	—	—	—	(19,584)	—	(19,584)
Disposal of a non-controlling interests subsidiary	—	—	—	—	—	—	—	—	—	(695)	(695)
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	34,089	—	34,089	—	—	34,089
Gain on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	756	756	—	—	756
Contribution from shareholder	—	—	—	166	—	—	—	—	—	—	166
Share-based compensation	—	—	—	2,137	—	—	—	—	—	—	2,137
Exercise of share options and vesting of unvested shares	304,910	—	—	—	5,896	—	—	—	(5,852)	—	44
Balance as of December 31, 2021	66,020,439	24,336,650	12,368	544,425	(111,287)	45,992	(4,816)	41,176	230,139	—	716,821

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Income (Loss)
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Retained	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	Earnings	Equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	66,020,439	24,336,650	12,368	544,425	(111,287)	45,992	(4,816)	41,176	230,139	716,821
Net loss for the year	—	—	—	—	—	—	—	—	(75,562)	(75,562)
Other comprehensive loss
Foreign currency translation adjustments	—	—	—	—	—	(47,413)	—	(47,413)	—	(47,413)
Gain on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	(2,794)	(2,794)	—	(2,794)
Contribution from shareholder	—	—	—	159	—	—	—	—	—	159
Share-based compensation	—	—	—	586	—	—	—	—	—	586
Exercise of share options and vesting of unvested shares	240	—	—	3	4	—	—	—	—	7
Balance as of December 31, 2022	66,020,679	24,336,650	12,368	545,173	(111,283)	(1,421)	(7,610)	(9,031)	154,577	591,804

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.            ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on June 18, 1999 as Fly High Holdings Limited under the laws of the British Virgin Islands (“BVI”). In June 2004, the Company changed its name to SouFun Holdings Limited and its corporate domicile to the Cayman Islands and became a Cayman Islands company with limited liability under the Companies Law of the Cayman Islands. In 2016, the Company changed its name to Fang Holdings Limited (formerly known as SouFun Holdings Limited). The accompanying consolidated financial statements include the financial statements of (i) Fang Holdings Limited (the “Company”), (ii) its subsidiaries located outside of the People’s Republic of China (the “PRC”) (the “non-PRC subsidiaries”), (iii) wholly foreign owned entities in the PRC (the “WFOEs”) and their subsidiaries, (iv) entities controlled through contractual arrangements (the “PRC Domestic Entities”) and (v) the PRC Domestic Entities’ subsidiaries. The Company, and where appropriate, the term “Company” also refers to its non-PRC subsidiaries, WFOEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as a whole.

The Company is principally engaged in the provision of marketing services, listing services, leads generation, financial services, and other services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2022 were as follows:

Company	Date of Establishment	Place of Establishment	Principal Activities
Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Provision of marketing services, leads generation services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Provision of marketing services and listing services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	November 15, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”)	November 19, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	July 8, 2011	PRC	Provision of marketing services, rental services, leads generation services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	Provision of technology and information consultancy services

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	Provision of technology, leads generation and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Provision of real estate agency services, marketing services and listing services

Tianjin Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., (“Hangzhou SouFun Network”)	August 27, 2013	PRC	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	December 13, 2013	PRC	Provision of real estate agency services, leads generation services and real estate information services

Beijing FTX Digital Technology Service Co., Ltd. (previously known as Fang Tian Xia Financial Information Service(Beijing) Ltd. )	April 9, 2014	PRC	Provision of finance information services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	January 19, 2015	PRC	Provision of Microfinance services

Nanning Tian Xia Dai Microfinance Co., Ltd.(“Nanning Tian Xia Dai Microfinance”, (previously known as Beihai Tian Xia Dai Microfinance Co., Ltd.)	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd.(“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“Shanghai BaoAn Hotel”)	March 31, 2013	PRC	Operation and management of hotel, restaurant and other catering business

Chongqing Tian Xia Dai Microfinance Co., Ltd (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co., Ltd.(“Tianjin Jia Tian Xia Microfinance”)	December 5, 2014	PRC	Provision of microfinance services

Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)	April 7, 2015	PRC	Provision of real estate agency services

Tianjin Fang Tian Xia Real Estate Broking Co., Ltd. (“Tianjin Fang Tian Xia”)	May 21, 2015	PRC	Provision of real estate agency services

Nanjing Cun Fang Real Estate Broking Co., Ltd. (“Nanjing Cun Fang”)	April 30, 2015	PRC	Provision of real estate agency services

Nanchang Cun Fang Real Estate Broking Co., Ltd. (“Nanchang Cun Fang”)	June 3, 2015	PRC	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	May 27, 2015	PRC	Provision of real estate agency services

Shanghai SouFun Fang Tian Xia Broking Co., Ltd. (“Shanghai Fang Tian Xia”)	April 16, 2015	PRC	Provision of real estate agency services

Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd. (“Beijing Li Tian Rong Ze”)	September 4, 2015	PRC	Provision of technology and information consultancy services

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	Investment holding

Best Fang Holdings LLC	August 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	Investment holding

In order to comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing, listing and leads generation services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors, Richard Jiangong Dai, a director of the board who resigned from the board effective February 25, 2016, or Jianning Dai, general manager of the Company’s subsidiary. The effective control of the PRC Domestic Entities is held by the Company through two of its WFOEs, namely, SouFun Network and Jia Tian Xia Network Technology as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

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

The following is a summary of the Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The WFOEs provide the following exclusive technical services to the PRC Domestic Entities: (i) access to information assembled by the WFOEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and (ii) technical information technology system support to enable the PRC Domestic Entities to service the needs of its customers. The agreements can be extended indefinitely at the sole discretion of the WFOEs.

Operating Agreements

Pursuant to the operating agreements, each PRC Domestic Entity and its legal shareholders have agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WFOEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers based on instruction from the WFOEs. The agreements can be extended indefinitely at the sole discretion of the WFOEs.

Equity Pledge Agreements, Shareholders Proxy Agreements and Exclusive Call Option Agreements

In order to secure the payment obligations of each PRC Domestic Entity under the exclusive technical consultancy and service agreements, the legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WFOEs. The legal shareholders shall not transfer the pledged ownership interests without the prior written consent from the WFOEs. The WFOEs are entitled to dividends and funds obtained through conversion, auction or sale of the ownership interests that the legal shareholders pledged to the WFOEs. The agreements can be extended at the sole discretion of the WFOEs.

The legal shareholders irrevocably appoint the WFOEs to act as proxy for the legal shareholders to exercise their respective rights as shareholders of the PRC Domestic Entities to attend shareholders’ meetings and cast votes. The agreements will remain valid until terminated upon written consent by the WFOEs, the PRC Domestic Entities and their legal shareholders or by their successors.

The legal shareholders granted the Company or any third party designated by the Company the exclusive right to acquire from the legal shareholders the whole or part of the respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The legal shareholders shall not sell, transfer or dispose of the equity interests in the PRC Domestic Entities without the prior written consent of the Company or any third party designated by the Company. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements. The Company does not have to make any additional payment to the legal shareholders. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WFOEs. The agreements can be extended indefinitely at the sole discretion of the Company.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Loan Agreements

The WFOEs provided loans to the legal shareholders to enable them to contribute the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities to the WFOEs when permitted by applicable PRC laws and regulations. Any gains from the transfer shall be paid back to the WFOEs or any third party designated by the WFOEs. The legal shareholders shall repay the loan by means of transferring their respective equity interests in the PRC Domestic Entities to the WFOEs or any other person designated by the WFOEs.

Supplementary Agreements

In addition to the above contractual agreements, the Company, the WFOEs, the PRC Domestic Entities and their legal shareholders entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the Company, the WFOEs, the PRC Domestic Entities and their legal shareholders. While these supplementary agreements were signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreements:

●	the WFOEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;
●	the WFOEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;
●	the annual budget of the PRC Domestic Entities should be assessed and approved by the WFOEs;
●	the legal shareholders agree to remit any profits distributed from the PRC Domestic Entities to the Company upon request by the Company; and
●	the PRC Domestic Entities are obligated to transfer their entire retained earnings, after deduction of PRC income tax, to the WFOEs in the form of a donation upon the WFOEs’ request.

All of these provisions have been incorporated into the Contractual Agreements signed subsequent to March 2010.

Furthermore, the WFOEs and the PRC Domestic Entities entered into supplementary agreements in March 2013 to memorialize the following terms previously agreed between the WFOEs and the PRC Domestic Entities when the Exclusive Call Option Agreements were entered into:

●	the legal shareholders agreed to remit the purchase consideration received from the exercise of the exclusive right to acquire the equity interests in the PRC Domestic Entities to the WFOEs or any entity designated by the WFOEs.

This provision has been incorporated into the Contractual Agreements signed subsequent to March 2013.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Through the design of the aforementioned agreements, the legal shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WFOEs, which give the WFOEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WFOEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WFOEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company, through the WFOEs, is the primary beneficiary of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Article 3A- 02 and ASC 810, the Company, through the WFOEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows were as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	31,590	16,319	9,808
Restricted cash, current	250,675	192,075	883
Short term investments	—	3,404	—
Accounts receivable, net of credit losses	56,347	45,499	26,166
Prepayment and other current assets	23,407	42,879	40,191
Total current assets	362,019	300,176	77,048

Non-Current assets:
Property and equipment, net	433,064	418,841	370,543
Deferred tax assets	1,228	1,246	1,150
Long-term investment	139,370	67,994	60,058
Restricted cash, non-current portion	1,533	1,568	1,436
Other noncurrent assets	35,000	34,598	30,529
Total non-current assets	610,195	524,247	463,716
Total assets	972,214	824,423	540,764

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Current liabilities:
Short-term loans and current portion of long-term loans	60,962	87,080	39,149
Deferred revenue	18,298	16,171	14,246
Accrued expenses and other liabilities	26,245	28,925	21,701
Intercompany payable to the non PRC Domestic Entities	414,533	346,001	212,683
Total current liabilities	520,038	478,177	287,779

Non-current liabilities
Long-term loans, less current portion	35,632	26,444	19,291
Deferred tax liabilities	51,606	52,813	48,348
Other non-current liabilities	64,649	60,457	52,242
Total non-current liabilities	151,887	139,714	119,881
Total liabilities	671,925	617,891	407,660
Net assets	300,289	206,532	133,104

Intercompany payable to the non PRC Domestic Entities represents the amounts due to the WFOE and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Total revenues	150,577	105,227	53,211
Net income (loss)	1,280	(1,853)	(28,504)

	Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Net cash used in operating activities	(42,871)	(158,738)	(154,091)
Net cash generated from investing activities	79,831	67,972	11,340
Net cash generated from (used in) financing activities	(20,146)	16,930	(55,084)

As of December 31, 2022, except for the restricted cash, current of US$888, restricted cash, non-current portion of US$893 and property and equipment of US$269,752, which are all pledged to secure bank borrowings (Note 10), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

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

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimated stand-alone selling prices of performance obligations, allowance for, credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions, fair value of the embedded derivatives in the convertible senior notes and fair value of short term and long term investments. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its non-PRC subsidiaries, WFOEs, the PRC Domestic Entities in which the Company, through its WFOEs, has a controlling financial interest, and the PRC Domestic Entities’ subsidiaries. The Company has determined that it has a controlling financial interest, even though it does not hold a majority of the voting equity interest in an entity, because the Company has the ability to control the PRC Domestic Entities through the WFOEs’ rights to all the residual benefits of the PRC Domestic Entities and the WFOEs’ obligation to fund losses of the PRC Domestic Entities. As a result, the PRC Domestic Entities are included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries, the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been eliminated in consolidation, except for the intercompany transactions between continuing operations and discontinued operations before the disposal of the discontinued operations, which are considered to continue after the disposal of the discontinued operations are presented separately in continuing operations and discontinued operations in a way that reflects the continuance of those transactions.

Foreign Currency Translation and Transactions

The functional currency of the Company and its non-PRC subsidiaries is the United States dollars (“US$”). The WFOEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency.

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

Investments

The Company adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities, which requires all equity securities with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in the fair value recognized through net income. Change in fair value of available-for-sale equity securities are reported in earnings.

(1)	Debt Securities

The Company holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity debt investments include debt instruments issued by commercial bank for which the Company has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Company account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The allowance for credit losses of the held-to-maturity debt investments reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt investments, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). No impairment was recorded for equity method investments for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Starting from January 1, 2020, the Company adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Company’s estimated expected losses. The Company assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Company’s customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Company’s loans receivable portfolio. The Company uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators.

Loan principal and interest receivables are charged-off when the loan principal and interest receivables are deemed to be uncollectible. In general, loan principal and interest receivables are identified as uncollectible if any of the following conditions are met: 1) the borrower is dead, missing or incapacitate and there is no legal heir and presentee or the legal heir and presentee refuse to abide the contract; 2) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; 3) outstanding amount following 720 days past due after all collection efforts based on management’s judgment.

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, short-term and long-term investments, loans receivable, short-term and long-term loans, bond payable, convertible senior notes and related derivative liabilities. As of December 31, 2020, 2021 and 2022, the carrying values of these financial instruments, and other than trading securities, restricted cash - non-current portion, long-term investments, long-term loans, less current portion, convertible senior notes and related derivative liabilities, approximate their fair values due to the short-term maturity of these instruments. The investments accounted for at fair value and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2020, 2021 and 2022. This category includes all investments measured at fair value, including certain equity method investments for which the Company has elected to apply the fair value option as permitted under ASC 825. The carrying values of long-term loans, less current portion and restricted cash, non-current portion approximate their fair values, as the loans and restricted cash bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

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

Assets measured at fair value on a recurring basis as of December 31, 2020, 2021 and 2022 are summarized below:

Fair Value Measurement as of December 31, 2020
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
	US$	US$	US$	US$
Short-term investments	—	72,878	—	72,878
Investments accounted for at fair value	73,089	—	—	73,089

Fair Value Measurement as of December 31, 2021
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	—	63,461	—	63,461
Investments accounted for at fair value	23,127	—	—	23,127

Fair Value Measurement as of December 31, 2022
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	—	108,805	—	108,805
Investments accounted for at fair value	24,117	—	—	24,117

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other non-current assets

Other non-current assets primarily consist of prepayments for building purchases, rental deposits, and other long-term assets.

Revenue Recognition

The Company applied ASC 606 - “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”). Revenues are derived from marketing services, listing services, leads generation, financial services, and other services.

The following table presents revenue disaggregated by nature of services:

	For the Year Ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Marketing services	96,753	70,426	37,187
Listing services	48,541	31,128	13,105
Leads generation services	59,931	36,654	15,760
Financial services	7,828	13,290	9,716
Other services	7,360	6,835	4,713
Total revenues	220,413	158,333	80,481

Marketing Services

The Company offers marketing services on the Company’s websites and mobile apps, primarily through banner advertisements, floating links, logos and other media insertions. These marketing services are mainly offered to real estate developers, allow customers to place advertisements on particular areas of the Company’s websites and mobile apps, in particular formats and over particular periods of time. The marketing services typically last from several days to one year. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract. Revenues from marketing services are recognized ratably over the service period.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Listing Services

The Company’s listing services entitle customers to post and make changes to information for properties, home furnishings and other related products and services in a particular area on the website and mobile apps for a specified period of time, which typically range from one to 12 months, in exchange for a fixed fee. Revenues are recognized on a straight line basis over the service period. The Company determines that its performance pattern to be straight line since the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs during the term of the contract and the earning process is straight line.

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

Financial Services

The Company provides secured loans in the form of mortgage loans and unsecured loans, primarily to borrowers that meet the Company’s credit assessment requirements. Revenues derived from loan interest income upon the actual receipt of cash payments from borrowers in accordance with ASC 860 (Transfers and Servicing of Financial Assets). The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loan.

Other services

Other service revenues primarily consist of licensing the Company’s brand and backend systems to local agencies for use in real estate marketing. These arrangements generate additional income for the Company. Revenues from these other services are recognized on a straight-line basis over the term of the service period.

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

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer. The Company recognized revenue of US$134,143, US$54,122, and US$52,643 from deferred revenue during the years ended December 31, 2020, 2021, and 2022, respectively.

Cost of Revenues

Cost of revenues consists of employee costs, tax surcharges, rental costs incurred in relation to server and bandwidth leasing fees, payments to third-party real estate agents and other direct costs incurred in providing the related services.

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

Non-monetary Transactions

The Company accounts for non-cash consideration received in place of cash payments for outstanding receivables from prior business activities according to ASC 845, Nonmonetary transactions. Certain receivables from marketing service agreements with real estate developers were, in some cases, settled with designated real estate properties instead of cash payments.

For such transactions, the Company measures the non-cash consideration at its fair value at the inception of the arrangement, which generally aligns with the original service fee stated in the agreement. If the Company subsequently sells the received real estate property to a third party, any proceeds exceeding the initially recorded fair value are recognized as additional income, provided all relevant revenue recognition conditions are satisfied. This accounting approach ensures an accurate and fair presentation of non-monetary transaction outcomes within the financial statements.

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

The company adopted ASC Topic 842, Leases (“ASC 842”) on January 1, 2019, The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.

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

Convertible Debt and Beneficial Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion features.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards, if any. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than- not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company applies ASC 740, “Income Taxes,” to address uncertainties in income taxes. In accordance with ASC 740, we recognize the impact of a tax position in our financial statements if it is considered likely to prevail based on the relevant facts and technical merits. Tax positions that meet the recognition threshold are typically measured at an amount reflecting a likelihood of realization.

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

Interest and penalties, if any, arising from underpayment of income taxes are calculated in accordance with the relevant PRC tax law and are included in income tax expense in the consolidated statements of comprehensive income (loss). The Company monitors its tax positions and ensures that any potential interest and penalties are recognized and measured in accordance with ASC 740 as required.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation

The Company’s employees and directors participate in the Company’s share-based award incentive plan which is more fully discussed in Note 16. The Company applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. There were no share-based payments made to non-employees for any of the years presented.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which introduces a new impairment model for most financial assets and certain other instruments. This standard replaces the “incurred loss” model with an “expected loss” model for instruments measured at amortized cost, including loans, accounts receivable, and held-to-maturity debt investments. For available-for-sale debt securities, entities are required to record allowances for credit losses rather than directly reducing the carrying amount under the previous other-than-temporary impairment model. Prior to the adoption, the Company recognized impairment on above financial assets using the incurred loss methodology, whereby losses were recognized based on historical loss experience and the aging of receivables. The Company has applied this standard since January 1, 2020, and it did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements, which clarifies or improves various aspects of the Accounting Standards Codification (ASC) to enhance consistency, reduce diversity in practice, and correct unintended application issues. The amendments impact a wide range of topics but do not introduce new accounting requirements or substantially change existing practices. The improvements include clearer guidance on certain disclosure requirements, correction of references, and other technical changes to improve the readability and application of the ASC. The amendments are intended to make the codification easier to apply by resolving ambiguities, simplifying the language, and improving internal consistency within the codification. The Company has evaluated the impact of this update since the adoption as of January 1, 2021, and it did not have a material impact on the Company’s consolidated financial statements, as the improvements were primarily technical and did not introduce significant changes to accounting policies or disclosures.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.           CONCENTRATION AND RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured note classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits.

As of December 31, 2022, the Company had US$115,112 in cash and cash equivalents, restricted cash and short term held-to-maturity investments, 60.3% and 39.7% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. Additionally, for cash deposits held overseas, these are maintained in an overseas branch of some reputable and well-established Chinese banks, further ensuring the security of the Company’s assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2022, the Company had US$104,052 of investment in structured note which is issued by Guotai Junan Financial Products Limited (“GTJA”), a financial institution in Hong Kong Special Administrative Region (“SAR”). The repayments of the principal and interests of the Company’s bond received by GTJA are required to settle the structured note (see Note 4). The Company actively monitors the risks of default of its bond to limit the exposure to credit risk of the structured note.

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

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit losses related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2020, 2021 and 2022, no single borrower held more than 10% of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2020, 2021 and 2022. There were no accounts receivable of customers which individually accounted for greater than 10% of the total accounts receivable as of December 31, 2020, 2021 and 2022.

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

3.           CONCENTRATION AND RISKS (continued)

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

The Company conducts its operations in the PRC through contractual arrangements entered into between the WFOEs and the PRC Domestic Entities. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future PRC Domestic Entities or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of WFOEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, revoking the business licenses or operating licenses of WFOEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries, shutting down the Company’s servers or blocking the Company’s websites, discontinuing or placing restrictions or onerous conditions on the Company’s operations, requiring the Company to undergo a costly and disruptive restructuring, or enforcement actions that could be harmful to the Company’s business. Any of these actions could cause significant disruption to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of PRC Domestic Entities or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the PRC Domestic Entities.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.           CONCENTRATION AND RISKS (continued)

In addition, if the WFOEs, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its PRC Domestic Entities, and the Company’s ability to conduct its business may be negatively affected.

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

Impact of COVID-19

The COVID-19 pandemic had a considerable impact on the Company's core business segments in China for the year ended December 31, 2020,2021, and 2022, due to movement restrictions that reduced real estate transactions. Marketing services for real estate developers, listing services for agents, and leads generation services all saw declines as these restrictions limited in-person site visits and overall buyer engagement. The downturn was compounded by broader market factors, including regulatory changes and shifts in economic conditions that dampened demand from both buyers and developers.

Despite these pressures, the Company has carefully assessed its financial estimates, including credit losses on financial assets, long-lived assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets, and revenue recognition. Based on this review, and considering the conclusion of the COVID-19 pandemic by the end of 2022, the Company determined that COVID-19 has no significant effect on its long-term forecasts. However, the Company acknowledges the ongoing uncertainties and potential risks associated with the pandemic’s long-term effects. The Company will continue to monitor relevant financial estimates and credit risk impacts as the situation evolves, making adjustments where necessary in response to any further disruptions in its operating environment.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Short-term investments
Short-term held-to-maturity debt investments	72,878	63,461	4,753
Structured note - maturity within 1 year	—	—	104,052
Total short-term investments	72,878	63,461	108,805

As of December 31, 2020, 2021 and 2022, the Company held short-term held-to-maturity debt investments, which include debt instruments issued by financial institutions with maturities of less than one year for which the Company has the positive intent and ability to hold those securities to maturity.

Interest income on the short-term debt investment and cash and cash equivalents and restricted cash of US$12,562, US$11,925 and US$6,854 were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Structured note

On October 29, 2019, Beijing Soufang Network Technology Co., Ltd. (“Beijing Soufang”), a PRC subsidiary of the Company, through a consolidated trust, purchased a 364 days RMB denominated structured note issued by GTJA in the total consideration of RMB720,000 (equivalent to US$102,009). The transaction cost related to the issuance of the structured note is US$796. In connection with the issuance of the structured note, GTJA purchased the 364 days RMB denominated short-term bond issued by Fang Holdings Limited (the “Bond”) in the total consideration of RMB720,000 (equivalent to US$102,009) (Note 11). Pursuant to the agreement, all the repayments of the principal and interests of the Bond received by GTJA are required to settle the structured note with Beijing Soufang. The transfer of the structured note is subject to prior written consent of GTJA. The Company recognized the investment to the structured note at amortized cost.

In 2020, Fang Holdings Limited redeemed the 1-year Bond and reissued a 3-year Bond. As a result of this change in the underlying asset, the investment in the trust was reclassified as long-term investment as of December 31, 2020 and 2021.

On September 21, 2022, Fang Holdings Limited extended the trust term by an additional year, with the new maturity date set to October 21, 2023. As of December 31, 2022, the note had less than one year until maturity, so it was classified as a portion of current assets.

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Structured note (see note above)	111,064	113,663	—
Investments accounted for at Fair Values	73,089	23,127	24,117
Equity investments without Readily Determinable Fair Values	111,085	53,539	46,709
Equity method investments	29,085	29,607	27,031
Total long-term investments	324,323	219,936	97,857

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

Investments accounted for at Fair Values:

Investments accounted for at fair value consist of marketable equity securities, which are publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of marketable securities:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Fair value at the beginning of the year	148,580	73,089	23,127
Purchase of securities	30,665	—	—
Disposal of securities	(89,331)	(30,683)	—
Change in fair value of securities	(18,636)	(19,142)	828
Foreign currency translation adjustments	1,811	(137)	162
Fair value at the end of the year	73,089	23,127	24,117

For the years ended December 31, 2020, 2021, and 2022, the Company recorded a net loss of US$1,340 in 2020, a net gain of US$16,658 in 2021, and nil in 2022 from the disposal of marketable securities, which is reflected in the Company’s consolidated statements of comprehensive income (loss).

Equity investments without Readily Determinable Fair Values

Equity investments without readily determinable fair value in unlisted companies is accounted for under measurement alternative. The total carrying value of investment accounted for under measurement alternative held as of December 31, 2020, 2021 and 2022 were as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Initial cost basis	112,788	55,677	48,210
Accumulated impairment	(1,703)	(2,138)	(1,501)
Total carrying value	111,085	53,539	46,709

In 2021, the Company disposed a private company Topspur real estate consulting Co., Ltd. amounted to US$58,384, which resulted in the decrease of balance in 2021.

For the years ended December 31, 2020, 2021 and 2022, US$17, US$390, and US$270 impairment was recorded for investments in unlisted companies accounted for under measurement alternative in the Company’s consolidated statements of comprehensive income (loss).

For the years ended December 31, 2020, 2021, and 2022, the Company recorded a net gain of US$17,233 in 2021 from disposal of investment without readily determinable fair values, with nil for both 2020 and 2022, as reflected in the Company’s consolidated statements of comprehensive income (loss).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

Equity Method Investments

The Company applies the equity method of accounting to account for its equity investments in common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2020, 2021, and 2022, the carrying amounts of these equity investments were US$29,085, US$29,607, and US$27,031, respectively. The Company recognized investment income (loss) of US$26, US$(156), and US$(236) for the years ended December 31, 2020, 2021, and 2022, respectively.

5.           ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for credit losses were summarized as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$

Accounts receivable	103,483	104,193	65,311
Allowance for credit losses	(40,144)	(52,831)	(33,864)
Accounts receivable, net	63,339	51,362	31,447

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Years Ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Movement in allowance for credit losses:
Balance at beginning of year	21,810	40,144	52,831
Additional provision	29,114	41,350	43,285
Write-offs	(13,913)	(30,103)	(56,276)
Foreign currency translation adjustments	3,133	1,440	(5,976)
Balance at end of year	40,144	52,831	33,864

Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
- Within 3 months	51,224	34,802	21,464
- 3 months to 6 months	16,237	15,207	6,203
- 6 months to 12 months	21,061	19,299	9,554
- Over 1 year	14,961	34,885	28,090
Accounts receivable	103,483	104,193	65,311
Less: allowance for credit losses	(40,144)	(52,831)	(33,864)
Accounts receivable, net	63,339	51,362	31,447

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.           PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021	2022
	US$	US$	US$

Prepaid expenses	2,610	3,072	2,746
Advance to employees	801	825	755
Receivables related to disposal of long-term Investments	—	58,974	46,478
Interest receivable	4,530	4,349	3,496
Funds receivable	4,405	4,498	2,694
Properties held for sale	23,857	30,127	43,586
Others	5,685	13,875	18,635
Total	41,888	115,720	118,390
Less: allowance of credit losses	(2,210)	(3,629)	(9,343)
Prepayments and other current assets, net	39,678	112,091	109,047

The movements in the allowance for credit losses of prepayment and other current assets were as follows:

	For the Years Ended December 31,
	2020	2021	2022
	US$	US$	US$
Movement in allowance for credit losses
Balance at beginning of year	1,467	2,210	3,629
Additional provision	642	1,367	6,021
Foreign currency translation adjustments	101	52	(307)
Balance at end of year	2,210	3,629	9,343

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.           LOANS RECEIVABLE

Beginning in August 2014, the Company initially provided secured and unsecured loans to new home and secondary home buyers. Loans made to these individuals consist of loans secured by pledged properties for consumption and property renovations use, as well as unsecured loans.

Secured loans

As of December 31, 2020, 2021 and 2022, the duration of secured loans ranged from 3 to 12 months, and had interest rates ranging from 7.8% to 18% per annum. As of December 31, 2020, 2021 and 2022, the total outstanding balance is US$76,477, US$98,907 and US$47,859.

Unsecured loans

As of December 31, 2020, 2021 and 2022, the duration of unsecured loans ranged from 3 to 12 months, and had interest rates ranging from 5.4% to 21.6% per annum. As of December 31, 2020, 2021 and 2022, the total outstanding balance is US$6,450, US$9,023 and US$10,066.

A summary of the Company’s loans receivables is presented as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Total personal loans	82,927	107,930	57,925
Allowance for credit losses	(11,259)	(11,180)	(11,263)
Loans receivable, net	71,668	96,750	46,662

Loans Receivable – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020, the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Company’s customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Company’s control. Primarily as a result of the uncertainty of macroeconomic and real estate agency business, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.           LOANS RECEIVABLE (continued)

The activities in the provision/reverse for credit losses for the years ended December 31, 2020, 2021 and 2022, respectively, consisted of the following:

	For the Year Ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Beginning balance	2,905	11,259	11,180
Provision/(reversal)	7,763	(343)	1,029
Foreign currency translation adjustments	591	264	(946)
Ending balance	11,259	11,180	11,263

Delinquency:

The Company evaluates expected credit losses of loans receivables on a collective basis based on the past due days, the Company separates the contracts into 6 groups including current, 1-90 days past due, 91-180 days past due, 181-360 days past due, 361-720 days and over 720 days past due. The delinquency rate was 14.1%, 11.0%, and 26.2% as at December 31, 2020, 2021 and 2022, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

Loans receivable portfolio based on credit quality indicator are as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Current	71,215	96,048	42,757
1 - 90 days past due	1,073	2,921	3,719
91 - 180 days past due	—	173	366
181 - 360 days past due	4,434	2,946	3,892
361 - 720 days past due	3,188	967	1,913
Over 720 days past due	3,017	4,875	5,278
	82,927	107,930	57,925

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.           PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Buildings	794,353	798,216	736,515
Office equipment	21,747	21,733	18,976
Motor vehicles	1,241	1,369	1,488
Leasehold improvement	18,734	19,037	17,701
Land	50,731	50,731	50,731
Total	886,806	891,086	825,411
Less: Accumulated depreciation	(181,390)	(206,244)	(213,329)
Construction in progress	11,944	18,410	23,371
	717,360	703,252	635,453

Depreciation expense for property and equipment amounted to US$26,180, US$21,295, and US$23,441 for the years ended December 31, 2020, 2021 and 2022, respectively.

9.          LEASE

The right of use assets and the amortization were summarized as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Right of use assets	38,953	39,439	36,026
Less: accumulated amortization	(3,263)	(4,150)	(4,932)
Right of use assets	35,690	35,289	31,094

A summary of supplemental information related to operating leases as of December 31, 2020, 2021 and 2022 is as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Operating lease right-of-use assets	2,658	2,404	1,835
Operating lease liabilities, current	1,925	1,833	1,228
Operating lease liabilities, non-current	755	588	664
Total operating lease liabilities	2,680	2,421	1,892

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.          LEASE (continued)

Operating lease expense was allocated to the following expense items:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Cost of revenues	547	402	286
General and administrative expenses	1,390	1,022	727
Selling and marketing expenses	1,997	1,468	1,046
Total operating lease expenses	3,934	2,892	2,059
Short-term lease expenses	534	540	679
Total lease expenses	4,468	3,432	2,738

The weighted average remaining lease term excluding land-use right as of December 31, 2022 was 1.22 years, and the weighted average discount rate of the operating leases was 6%.

Maturities of the lease liabilities as of December 31, 2022 were as follows:

For the Year Ended December 31	US$
2023	1,362
2024	654
2025 and thereafter	—
Total undiscounted lease payments	2,016
Less: imputed interest	(124)
Present value of lease liablities balance	1,892
Amounts due within 12 months	1,228
Long-term lease liabilities	664

10.         SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Short-term loans	236,000	283,049	—
Long-term loans, current portion	98,086	57,647	42,978
Long-term loans, less current portion	115,980	102,948	59,823

Short-term loans of US$236,000 and US$236,000 as of December 31, 2020 and 2021 represents US$ denominated bank borrowings obtained from financial institutions in the United States. The short-term loan are repayable on demand and bear interest rates of 3-month London Interbank Offered Rate (“LIBOR”) plus a rate range from 1.10% - 1.43%. The short-term bank borrowings were secured by RMB denominated bank deposits placed with financial institutions in the PRC of US$278,108 and US$267,754 as of December 31, 2022 and 2021, respectively, and were classified as restricted cash, current on the consolidated balance sheets. As of December 31, 2022, the Company had fully repaid these short-term loans.

Short-term loans of US$47,049 as of December 31, 2021 represent RMB denominated commercial notes discounted to PRC banks at an annualized rate of 4.15%, with a maturity period of one year. As of December 31, 2022, the Company had fully repaid these short-term loans.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.         SHORT-TERM AND LONG-TERM LOANS (Continued)

The long-term loan of US$29,763 and US$28,932 as of December 31, 2020 and 2021 represents US$ denominated bank borrowing obtained from financial institutions in the United States. The long-term loan is repayable by installments from December 1, 2017 to November 11, 2027 and bears interest rate of 4.1% for the first 3 years; thereafter the interest rate will be floating at Industrial and Commercial Bank of China (USA) NA Prime plus 1.0%. US$850 and US$888 of the bank loan were re-classified to short term loans because they were repayable within twelve months as of December 31, 2020 and 2021. The loan is secured by land and building in the United States with carrying value of US$42,581 and US$41,931 as of December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the balance of the account of US$6,241 and US$6,263 were classified as restricted cash (non-current) on the consolidated balance sheets. As of December 31, 2022, the Company had fully repaid these short-term loans in advance.

The long-term loans of US$55,128, US$46,606 and US$33,683 as of December 31, 2020,2021 and 2022 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Beijing, PRC. The long-term loans are repayable by installments from September 23, 2016 to September 22, 2026 and bear interest rate of 4.9%. As of December 31, 2020, 2021 and 2022, US$55,128, US$46,606 and US$33,683 of the bank loans were classified as short term loans because the Company did not meet certain loan covenants. Even though the Company obtained a waiver from the lender indicating that the lender permanently gave up its right to demand payment as a result of the violation as of December 31, 2022, the loan was classified as current because without the waiver, the Company would be in default at the December 31, 2022 balance sheet date and it is probable that the Company will be unable to comply with all provisions of the debt agreement for a period of one year from the balance sheet date. The loans were secured by building in the PRC with carrying value of US$191,146, US$175,843, and US$160,540 as of December 31, 2020, 2021, and 2022, respectively.

The long-term loan of US$15,653, US$13,458 and US$9,974 as of December 31, 2020, 2021 and 2022 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Wuhan, PRC. The long-term loan is repayable by installments from March 21, 2017 to March 21, 2027 and bears interest rate of 4.9%. As of December 31, 2020, 2021 and 2022, US$2,504, US$2,562 and US$2,346 of the bank loan were re- classified to short term loans because it was repayable within twelve months. The loan was secured by bank balance of US$1,533, US$1,568, and US$1,436, and building in the PRC with carrying value of US$41,198, US$39,098, and US$36,998 as of December 31, 2020, 2021, and 2022, respectively.

The long-term loan of US$37,888, US$29,720 and US$23,176 as of December 31, 2020, 2021 and 2022 represent RMB denominated bank borrowings from financial institutions in China for the purchase of buildings in Chongqing, PRC. The long-term loan is repayable by installments from August 2, 2018 to August 1, 2028 and bears floating interest rate at 25% above long-term People’s Bank of China benchmark rate (“PBOC rate”). As of December 31, 2020, 2021 and 2022, US$4,889, US$5,003 and US$4,580 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by buildings in the PRC with carrying value of US$85,243, US$80,826, and US$76,409 as of December 31, 2020,2021, and 2022, respectively.

The long-term loan of US$32,186 as of December 31, 2020 represent US$ denominated bank borrowing obtained from financial institutions in Taiwan. The principal of the long-term loan, in the amount of US$40,000, is repayable by 10% on October 23, 2020 and by 90% on October 23, 2023. The loan bears an annual interest rate of 2.35% plus LIBOR of three months. The loan was secured by building in the United States with carrying value of US$6,369 as of December 31, 2020. As of December 31, 2020, the balance of the account of US$32,186 was classified as restricted cash (non-current) on the consolidated balance sheets. As of December 31, 2021, the Company had fully repaid the short-term loan in advance.

The long-term loan of US$43,448, US$41,879 and US$35,968 as of December 31, 2020, 2021 and 2022 represents RMB denominated bank borrowings from financial institutions in China. The long-term loan is repayable by installments from March 5, 2020 to April 22, 2029 and bears interest rate of 5.98%. As of December 31, 2020, 2021 and 2022,US$2,529, US$2,588 and US$2,369 of the bank loan was re-classified to short term loans because it was repayable within twelve months. The loan was secured by buildings in the PRC with carrying value of US$54,116, US$51,493, and US$48,870; and an RMB denominated bank deposits placed with financial institutions in the PRC of US$1,527, US$1,628 and US$345, as of December 31, 2020,2021, and 2022, respectively.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.         BOND PAYABLE

On October 29, 2019, Fang Holdings Limited issued a 364-day RMB-denominated bond (“Bond”) at par in the amount of RMB 720,000 (equivalent to US$102,009) with an annual interest rate of 4.8%. In 2020, Fang Holdings Limited redeemed the 1-year Bond and reissued a 3-year Bond with an annual interest rate of 4.25%. As a result of this change in the underlying asset, from 2020 onwards, the investment in the trust was reclassified as long-term investment. On September 21, 2022, Fang Holdings Limited extended the trust term by an additional year, with the new maturity date set to October 21, 2023.

12.         ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Payroll and welfare benefit	6,868	7,063	3,203
Other taxes and surcharges payable (1)	9,153	8,313	7,931
Amounts payable to sales and marketing agents	31,499	27,744	25,909
Interest payables	2,869	2,971	6,080
Utility and property management payables	5,148	10,341	7,444
Construction payables	6,021	2,143	1,497
Payables of decoration services	1,091	890	1,096
Deposits for rental	1,890	2,386	2,708
Lease liability, current	1,925	1,833	1,228
Customers’ refundable fees	5,913	7,811	6,032
Others	2,022	2,320	3,730
	74,399	73,815	66,858

(1)	Other taxes and surcharges payable consist of VAT, cultural construction fee (“CCF”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.         CONVERTIBLE SENIOR NOTES

In 2015, the Company initially issued two sets of convertible senior notes: the September 2022 Notes and the November 2022 Notes. These Convertible Notes provided holders with the option to convert them into the Company’s Class A ordinary shares under specific terms, with an original maturity date in 2022. In 2018, the Company executed a replacement of the November 2022 Notes, issuing a new series referred to as the New November 2022 Notes. This replacement maintained similar conversion rights and an unchanged maturity date in 2022, aligning with the initial structure set forth in 2015.

The effective interest rate was 1.56%, 2.46% and 0.69% for the September 2022 Notes, the November 2022 Notes and the New November 2022 Notes, respectively. For the years ended December 31, 2020 and 2021, the Company recognized interest expense related to the Notes of US$2,506 and US$1,879, respectively.

The principal amount and unamortized premium as of December 31, 2020 were as follows:

As of December 31,
2020
US$
Principal amount	167,060
Unamortized premium	1,206
168,266

In 2021, the Company reached settlement agreements to fully repay the outstanding principal and accrued interest on the Convertible Notes. Under these agreements, the Company and CIH agreed to share the repayment obligations equally, with CIH covering 50% of the total repayment amount, which was US$84,133.

The repayment was completed in two installments: the first payment on September 30, 2021, and the final payment on December 31, 2021. As a result, the Convertible Notes were fully settled by the end of 2021, leaving no outstanding balance on the Company’s consolidated balance sheet. A gain of US$682 from the early termination of the convertible senior notes has been recognized in the consolidated statements of comprehansive income (loss).”

Due to CIH’s participation in the repayment, the Company recorded a payable to CIH in its consolidated financial statements, classified as “Due to Related Parties,” to reflect the portion covered by CIH.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.          SHAREHOLDERS’ EQUITY

The Company has 71,775,686 Class A and 24,336,650 Class B ordinary shares issued as of December 31, 2020, 2021, and 2022, respectively. Total outstanding shares of Class A ordinary shares as of December 31, 2020, 2021, and 2022 are 65,715, 529, 66,020,439, and 66,020,679, respectively. Total outstanding shares of Class B ordinary shares as of December 31, 2020, 2021 and 2022 are 24,336,650.

In June 2020, the Company amended the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares, adjusting from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing ten (10) Class A ordinary shares. This adjustment was primarily in preparation for the spin-off of certain internet-related businesses. There was no impact on the total number of outstanding Class A ordinary shares or on shareholders’ rights.

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2020, 2021 and 2022.

Delisting of ADSs

On May 18, 2022, the Company received a notice from the NYSE Regulation staff regarding the commencement of delisting proceedings for the Company’s ADSs due to failure to timely file its 2020 annual report on Form 20-F and the interim report on Form 6-K for the half-year ended June 30, 2021. The NYSE suspended trading in the ADSs on May 18, 2022. The Company was given until June 2, 2022, to submit a written request to appeal the NYSE’s delisting decision.

Treasury share

Treasury share represents shares repurchased and held by the Company. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury share is accounted for under the cost method. As of December 31, 2022, under the repurchase plan, the Company has repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$ 136,615. The Company has used 1,310,051 Class A treasury shares to settle the exercise of share options as of December 31, 2022.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.          SHAREHOLDERS’ EQUITY (continued)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOEs were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

As of December 31, 2020, 2021 and 2022, the PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries had appropriated US$3,203, US$3,791 and US$3,791 to the general reserve fund, which is restricted for distribution to the Company.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         TAXATION (continued)

Hong Kong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%),while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2022.

United States

The Tax Act, enacted in December 2017, brought significant changes to U.S. tax laws, including a reduction of the statutory tax rate from 35% to 21% effective from 2018 onwards. This change required us to re-measure our deferred tax balances to reflect the lower rate applicable in future periods. Additionally, the Tax Act introduced the global intangible low-taxed income (“GILTI”) regime, which imposes a tax on certain offshore earnings at an effective rate of 10.5% for tax years beginning after December 31, 2017, and increasing to 13.125% for tax years beginning after December 31, 2025. Although these adjustments were made to align with the revised U.S. tax environment, the overall impact on our tax position in the U.S. remains moderate, given the nature of our operations. We continue to monitor ongoing regulatory changes and adjust our tax strategies accordingly.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2022.

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

As of December 31, 2022, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi, Beijing FTX Technology, and Beijing JTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2021 to 2023), Beijing Tuoshi (2022 to 2024), Beijing FTX Technology (2020 to 2022), and Beijing JTX Technology (2021 to 2023).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31 2020, 2021, and 2022, we had not accrued PRC tax on this basis.

Income (loss) before income taxes consisted of:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
PRC	85,277	49,267	(23,020)
Non-PRC	(91,019)	(45,347)	(16,770)
	(5,742)	3,920	(39,790)

Income tax expenses (benefits) comprised:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Current tax expense	15,561	26,696	46,832
Deferred tax benefit	(12,555)	(3,192)	(11,060)
	3,006	23,504	35,772

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Income (loss) before income taxes	(5,742)	3,920	(39,790)
Income tax at applicable tax rate of 25%	(1,436)	980	(9,948)
Effect of international tax rate differences	5,894	3,138	(607)
Non-deductible expenses	3,805	8,325	9,375
Non-taxable income	(62)	(127)	(69)
Effect of tax holidays or preferential tax rates	(7,152)	4,843	618
Withholding tax	6,130	12,693	35,925
Research and development super-deduction	(2,714)	(3,455)	(2,530)
Changes in valuation allowance	(243)	7,932	8,194
Expiration of loss carry forwards	6,829	1,709	1,878
Expiration of unrecognized tax benefits due to applicable statute of limitations	(8,045)	(12,534)	(7,064)
	3,006	23,504	35,772

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Balance at beginning of year	70,812	75,434	78,637
Increase relating to tax positions	11,570	10,574	—
Decrease relating to expiration of applicable statute of limitations and reversal	(8,045)	(12,534)	(7,064)
Foreign currency translation adjustments	1,097	5,163	(5,675)
Balance at end of year	75,434	78,637	65,898

As of December 31, 2020, 2021 and 2022, the Company had recorded US$128,543, US$139,767 and US$126,378 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “Other non-current liabilities”.

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

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2017 through 2022, the US subsidiaries’ tax years 2019 through 2022 and the Hong Kong subsidiaries’ tax years 2016 through 2022 remain open to examination by the respective taxing jurisdictions.

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
The aggregate amount	(7,152)	4,843	618
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
- Basic and diluted	0.08	(0.05)	(0.01)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         TAXATION (continued)

The components of deferred taxes were as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Deferred tax assets
Net operating losses	59,045	67,130	75,705
Lease liability	443	422	282
Impairment of assets	1,538	2,072	1,114
Overcharged advertising and promotion fee	744	637	400
Fixed assets depreciation	440	555	690
Investments	—	—	59
Less: Valuation allowance	(58,039)	(66,475)	(73,024)
Total deferred tax assets	4,171	4,341	5,226

Deferred tax liabilities
Right of use assets	(619)	(560)	(428)
Investment basis in the PRC entities	(65,711)	(53,833)	(52,332)
BaoAn Acquisition — Property	(11,814)	(11,574)	(10,122)
Investments	(1,331)	(1,367)	—
Interest capitalization	(146)	(150)	(137)
Deferred tax liabilities	(79,621)	(67,484)	(63,019)

Net deferred income tax assets	3,728	3,919	4,944
Net deferred income tax liabilities	(79,002)	(66,924)	(62,591)

The rollforward of valuation allowances of deferred tax assets were as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Balance as of beginning of year	(55,430)	(58,039)	(66,475)
Additions of valuation allowance	(6,988)	(9,198)	(10,953)
Utilization of deferred tax assets	7,231	1,266	2,759
Foreign currency translation adjustments	(2,852)	(504)	1,645
Balance as of end of year	(58,039)	(66,475)	(73,024)

As of December 31, 2022, the Company had net operating losses of US$68,282 from the Company’s subsidiaries incorporated in the US, which can be carried forward indefinitely to offset future taxable income. The remaining accumulated net operating losses of US$5,709, US$2,294, US$42,716, US$65,892 and US$44,567 arose from several of its PRC entities, which can be carried forward to offset future taxable profit and will expire in years 2023, 2024, 2025, 2026 and 2027 if not utilized.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         TAXATION (continued)

Deferred tax liabilities arising from undistributed earnings

As of December 31, 2020, 2021 and 2022, a portion of the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to non-PRC parent companies was not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Consideration or Special Areas”. In accordance with the New EIT Law, a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$33,895, US$21,278 and US$21,278 were provided for the withholding tax of the PRC entities as of December 31, 2020, 2021 and 2022, respectively.

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WFOEs, amounted to US$33,293, US$34,072 and US$31,191 as of December 31, 2020, 2021, and 2022, respectively.

As of December 31, 2020, 2021 and 2022, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that were available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest these foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$282,438, US$267,085 and US$254,877 as of December 31, 2020, 2021 and 2022, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$28,244, US$26,709 and US$25,488 as of December 31, 2020, 2021 and 2022, respectively.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         SHARE-BASED PAYMENTS (continued)

No new share options granted during the years ended December 31, 2020, 2021 and 2022. A summary of the Company’s equity award activity held by both the Company’s employees and CIH’s employees under the 1999 Plan, 2010 Plan and 2015 Plan for the year ended December 31, 2022 was stated below:

			Weighted-
		Weighted-	Average
		Average per	Remaining
		share	Contractual	Aggregate
Options Granted to Employees	Number of	Exercise	Term	Intrinsic
and Directors	Shares	Price	(years)	Value
Outstanding, December 31, 2019	7,217,995	3.84	5.05	5,299
Forfeited	(140,510)	1.19
Expired	(351,630)	2.40
Exercised	—	—
Outstanding, December 31, 2020	6,725,855	3.97	4.84	—
Vested and expected to vest at December 31, 2020	6,725,855	3.97	4.84	—
Exercisable at December 31, 2020	5,700,360	3.87	4.46	—

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2020	6,725,855	3.97	4.84	—
Forfeited	(93,160)	2.30
Expired	(363,430)	6.70
Exercised	(22,000)	5.37
Outstanding, December 31, 2021	6,247,265	3.83	6.46	—
Vested and expected to vest at December 31, 2021	6,247,265	3.83	6.46	—
Exercisable at December 31, 2021	5,792,080	3.97	6.33	—

			Weighted-
		Weighted-	Average
		Average per	Remaining
		share	Contractual	Aggregate
Options Granted to Employees	Number of	Exercise	Term	Intrinsic
and Directors	Shares	Price	(years)	Value
Outstanding, December 31, 2021	6,247,265	3.83	6.46	—
Forfeited	(99,620)	3.71
Expired	(275,620)	3.99
Exercised	(240)	6.10
Outstanding, December 31, 2022	5,871,785	3.82	5.57	—
Vested and expected to vest at December 31, 2022	5,871,785	3.82	5.57	—
Exercisable at December 31, 2022	5,637,960	3.86	5.53	—

The aggregate intrinsic value represents the difference between the fair value of the Company’s ordinary share and the exercise price. Since the Company’s stock price was lower than the exercise price of the options on December 31, 2020, 2021, and 2022, the intrinsic value of the options was zero for each of these periods.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         SHARE-BASED PAYMENTS (continued)

Restricted Shares

A summary of the Company’s restricted shares held by both the Company’s employees and CIH’s employees for the years ended December 31, 2020, 2021 and 2022 was stated below:

		Weighted-
Restricted Shares	Number of	Average Grant date
Granted to Employees and Directors	Shares	Fair Value per Share

Outstanding, December 31, 2019	626,534	17.55
Forfeited	(27,955)	12.66
Vested	(312,002)	11.59
Unvested, December 31, 2020	286,577	24.52
Forfeited	(3,667)	24.52
Vested	(282,910)	24.52
Unvested, December 31, 2021	—	—
Forfeited	—	—
Vested	—	—
Unvested, December 31, 2022	—	—

As of December 31, 2022, there was US$215 of unrecognized share-based compensation cost related to the Company’s and CIH’s restricted shares held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 0.42 years.

Total share-based compensation expense of share-based awards granted to employees and directors charged to operations were US$13,347, US$2,137 and US$586 for the years ended December 31, 2020, 2021 and 2022, respectively.

17.          RELATED PARTY TRANSACTIONS

a) Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and controlling shareholder of the Company

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Shanghai Yuyue Electronic Technology Development Co., Ltd (“Shanghai Yuyue”)	A company under the control of Vincent Tianquan Mo

China Index Holdings and its subsidiaries (“CIH”)	A company under the control of Vincent Tianquan Mo and the Company can exercise significant influence

Next Decade Technology Limited	A company under the control of Vincent Tianquan Mo

Media Partner Investments Limited	A company under the control of Vincent Tianquan Mo

Chongqing Wanli New Energy CO., LTD (“Wanli”)	Equity method investment

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

b) The Company had the following related party transactions for the years ended December 31, 2020, 2021, and 2022

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Office building leased from:
-Vincent Tianquan Mo	155	166	159
Management fee incurred:
-Beihai Silver Beach	415	380	281
Settlement of convertible senior note by:
-CIH	—	84,313	—
Cash payment for the acquisition of subsidiaries from:
-CIH	627	—	—
Office building leased to:
-CIH	1,104	1,181	1,261
IT service income from:
-CIH	1,087	1,162	1,116
Software license income from:
-CIH	68	73	70
Acquisition of ordinary shares of CIH from:
-Next Decade Technology Limited and Media Partner Investments Limited	51,210	—	—
Data and services received from:
-Wanli	275	—	—
Loan to:
-Shanghai Yuyue	—	—	4,124

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.         RELATED PARTY TRANSACTIONS (continued)

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for nil consideration starting from March 1, 2012. The deemed rental expense of US$155 and US$166 and US$159, and the corresponding contribution from shareholder were included in the consolidated financial statements for the years ended December 31, 2020, 2021, and 2022, respectively. The agreement was renewed in 2022, extending the maturity date to 2032.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel for ten years. The management fees incurred for the years ended December 31, 2020, 2021, and 2022 were US$415, US$380 and US$281 respectively. The balance as of December 31, 2022 represented outstanding management fees which were unsecured and interest-free.

Settlement of convertible senior note by CIH

As disclosed in Note 13, during the year ended December 31, 2021, the Company fully settled the convertible senior note, with 50% of the repayment made by CIH as part of the arrangement.

Cash payment for the acquisition of subsidiaries from CIH

In April 2020, the Company acquired two subsidiaries located in Chengdu from CIH for a total consideration of US$627 (RMB 4,325,000). The consideration was fully settled in cash in 2020.

Office building leased to CIH

The Company leases out offices to CIH. The Company entered into a lease framework agreement with CIH, pursuant to which the Company leases offices to CIH at annual rental fee of US$1,104 (RMB7,621,000). The Agreement is effective from January 1, 2018 with initial lease term of 10 years. The amounts of lease income were US$1,104, US$1,181 and US$1,261 for the years ended December 31, 2020, 2021, and 2022.

IT service income from CIH

The Company entered into an IT service agreement with CIH, pursuant to which CIH agrees to utilize Fang’s server and other IT services. The amounts of lease income were US$1,087, US$1,162 and US$1,116 for the years ended December 31, 2020, 2021 and 2022.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.         RELATED PARTY TRANSACTIONS (continued)

Software license income from CIH

The Company entered into a software license agreement with CIH, pursuant to which, Fang agrees to license the right of using certain of its software at annual royalty fee of US$70 (RMB500,000). The term of the software license agreement is 10 years. The agreement is effective from June 11, 2019.

Acquisition of Class B ordinary shares of CIH from CIH

As at June 23, 2020, the Company acquired 2,429,563 Class A ordinary shares and 6,119,686 Class B ordinary shares from Mr. Mo’s affiliated entities in exchange for US$51,210. The fair value of the Company’s investment in Class B ordinary shares in CIH was approximately US$25,819 as of June 23, 2020 based on its quoted closing price, adjusted for other input that is indirectly observable in the active market. Because Mr. Mo is both an employee and a shareholder of the Company, and the transaction is not commensurate to other non - employee shareholders, the excess of the consideration transferred, which includes the fair value of the call option exercised, over the fair value of the equity interest acquired in the amount of US$26,916, which includes the fair value of the call option exercised, was recognized as compensation expenses in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

Data and service received from Wanli:

The Company entered into an agreement with Wanli and its affiliate in 2019 to purchase data and services for a total consideration of US$275. The Company has received the related data and services from Wanli in 2020.

Loan to Shanghai Yuyue:

The loans extended to Shanghai Yuyue were provided to meet its working capital needs. These loans are unsecured, interest-free, have no specified repayment terms, and are payable on demand.

c)   The Company had the following related party balances as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Amounts due from related parties:
- Beihai Silver Beach	429	1,533	330
- Shanghai Yuyue	—	—	3,940
	429	1,533	4,270

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Amounts due to related parties:
- CIH	10,862	91,866	90,526
- Shanghai Yuyue	4,445	184	—
	15,307	92,050	90,526

The balances with related parties are unsecured, non-interest bearing, and have no fixed repayment terms.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits charged, which were expensed as incurred, were US$12,203, US$11,710 and US$9,088 for the years ended December 31, 2020, 2021 and 2022, respectively.

19.         COMMITMENTS AND CONTINGENCIES

Significant legal contingencies

On November 12, 2020, certain shareholders of the Company (the “Petitioners”) filed a winding-up petition in the Grand Court of the Cayman Islands (the “Cayman Court”), under Cause No: FSD 278 of 2020, seeking to wind up the Company (the “Winding-up Petition”). The Petitioners also filed an application on December 4, 2020, for the appointment of provisional liquidators over the Company. A hearing was held on December 24, 2020, where the Cayman Court adjourned the application to allow the parties additional time to negotiate undertakings to the Court. The hearing was further adjourned by consent of the parties to a date no earlier than the week of March 29, 2021. These legal proceedings were ongoing during the fiscal years ended December 31, 2020, 2021, and 2022. The Company has actively defended itself in the proceedings, and no liquidators were appointed.

Subsequent to the balance sheet date, on October 24, 2023, the Cayman Court approved a Consent Order signed by all parties, which resulted in the withdrawal of the Winding-up Petition, the application for the appointment of provisional liquidators, and an additional application regarding the reconstitution of the Company’s board of directors filed on June 18, 2021. Accordingly, the proceedings under Cause No: FSD 278 of 2020 were fully discontinued, and the parties were released from all related undertakings given to the Cayman Court.

While this matter has now been resolved without further financial obligations, the Company recognizes that the proceedings were a significant legal matter during the reporting periods of 2020 through 2022. The outcome did not result in any material financial impact on the Company’s consolidated financial statements.

Commitment for Cash Equity Investment

In December 2022, the Company entered into a set of agreements in connection with the planned merger of CIH. As part of the transaction, the Company has committed to making a cash equity investment of US$14,800 to fund the merger. Additionally, the Company has guaranteed certain payment obligations of CIH’s parent company under the merger agreement. These commitments will result in future cash outflows and are considered part of the Company’s financial obligations related to the merger transaction.

Capital commitment

As of December 31, 2022
		Less than	1 to 3	More than
	Total	1 year	years	3 years
	US$	US$	US$	US$
Capital commitments	5,069	979	4,090	—

As of December 31, 2022, the Company does not have significant capital expenditure plans or commitments for the construction of fixed assets. This is primarily due to the current operational environment and the Company’s strategic focus on maintaining financial flexibility. Given the existing business conditions, the Company has not entered into any material agreements or contracts for future capital expenditures.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.         COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Company’s view of these matters may change in the future.

20.         SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker has been identified as the executive chairman of the board of directors, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$96,173, US$92,662, and US$89,231 as of December 31, 2020, 2021, and 2022, respectively, which are located in the United States of America.

21.         EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator
Net loss attributable to Class A and Class B ordinary shares	(8,750)	(19,584)	(75,562)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding-basic and diluted	89,845,281	90,162,557	90,357,275

Net loss per share
Basic and diluted	(0.10)	(0.22)	(0.84)

The repurchased but not retired ordinary shares are accounted as treasury share which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2020	2021	2022
	US$	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	44,413	19,220	2,926
Prepayments and other current assets	2,123	142	126
Amounts due from subsidiaries	429	1,533	4,270
Total current assets	46,965	20,895	7,322

Non-current assets:
Long-term investments	44,656	16,074	17,355
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	1,021,808	1,076,380	984,175
Total non-current assets	1,066,464	1,092,454	1,001,530
Total assets	1,113,429	1,113,349	1,008,852

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans	68,186	50,000	—
Long-term bond payable, current	—	—	103,380
Accrued expenses and other liabilities	33,700	33,847	31,440
Amounts due to subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	33,717	199,752	282,228
Total current liabilities	135,603	283,599	417,048
Non-current liabilities:
Long-term bond payable, non-current	110,347	112,929	—
Convertible senior notes	168,266	—	—
Total non-current liabilities	278,613	112,929	—
Total liabilities	414,216	396,528	417,048

Commitments and contingencies	—	—	—

Shareholders’ equity:

Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2020, 2021 and 2022, respectively; 65,715,529, 66,020,439, and 66,020,679 shares outstanding as of December 31, 2020, 2021, and 2022, respectively.	9,244	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2020, 2021, and 2022, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	3,124	3,124	3,124
Additional paid-in capital	542,122	544,425	545,173
Accumulated other comprehensive income (loss)	6,331	41,176	(9,031)
Retained earnings	255,575	230,139	154,577
Less: Treasury shares (6,060,157, 5,755,247 and 5,755,007 shares as of December 31, 2020, 2021 and 2022, respectively.)	(117,183)	(111,287)	(111,283)
Total shareholders’ equity	699,213	716,821	591,804
Total liabilities and shareholders’ equity	1,113,429	1,113,349	1,008,852

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	For the Years Ended December 31,
	2020	2021	2022
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
General and administrative expenses	(42,744)	(8,347)	(2,257)
Operating loss	(42,744)	(8,347)	(2,257)
Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	66,199	(6,291)	(69,947)
Foreign exchange gain (loss)	(1,928)	2,814	264
Interest income	59	22	484
Interest expenses	(10,043)	(7,452)	(4,932)
Change in fair value of securities	(21,807)	(19,142)	826
Investment income, net	1,514	18,812	—
Loss before income taxes	(8,750)	(19,584)	(75,562)
Income tax expenses	—	—	—
Net loss	(8,750)	(19,584)	(75,562)
Other comprehensive income (loss)
Foreign currency translation adjustments	102,613	34,089	(47,413)
Gain (loss) on intra-entity foreign transactions of long-term investment nature	2,089	756	(2,794)
Other comprehensive income (loss)	104,702	34,845	(50,207)
Comprehensive income (loss)	95,952	15,261	(125,769)

Condensed statements of cash flows

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$

Net cash generated from (used in) operating activities	(50,903)	52,462	146,815
Net cash generated from (used in) investing activities	(30,665)	22,149	(176)
Net cash generated from (used in) financing activities	110,863	(99,804)	(162,929)
Net increase (decrease) in cash, cash equivalents and restricted cash	29,295	(25,193)	(16,294)
Exchange rate effect on cash, cash equivalents and restricted cash	—	—	(4)
Cash, cash equivalents and restricted cash at beginning of year	15,118	44,413	19,220
Cash, cash equivalents and restricted cash at end of year	44,413	19,220	2,926

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

23.         SUBSEQUENT EVENTS

On October 13, 2023, the Company entered into a placing agreement to restructure its previously issued US$104,052 (RMB 720,000,000) 4.8% structured note, originally issued on October 29, 2019, and extended in 2020. The outstanding structured note was replaced with a new issuance of US$52,026 (360,000,000) 4.25% bonds, maturing in 2024, through a private placement agreement with CNCB (Hong Kong) Capital Limited. This restructuring resulted in a reduced principal and interest rate, reflecting the Company’s ongoing efforts to optimize its debt structure. In conjunction with the structured note restructuring, the corresponding trust arrangements were also modified to reflect the changes in the bond terms. The trust, which holds assets linked to the structured note, has been adjusted in line with the new bond’s reduced principal and interest terms. This alignment between the bond restructuring and the trust ensures that the Company’s liabilities and trust-related assets remain consistent and properly reflected in its financial statements.

On September 4, 2023, the Company’s board of directors received a preliminary non-binding proposal from Mr. Jiangong Dai (the “Proposing Buyer”) to acquire all outstanding Class A and Class B ordinary shares of the Company, including Class A shares represented by American depositary shares (ADSs), that are not already owned by the Proposing Buyer, in a potential “going-private” transaction. The proposed purchase price is US$0.619 per Class A share, or US$6.19 per ADS, representing a premium of approximately 210% over the closing price of the Company’s ADSs on September 1, 2023, and a premium of about 25% over the volume-weighted average closing price of the ADSs over the last 30 trading days prior to the trading suspension. The Company’s board of directors is forming a special committee of independent directors to review the proposal, although there is no assurance that a definitive offer will be made or that any transaction will proceed. Further updates will be provided as necessary in compliance with applicable laws.

On December 22, 2022, the Company entered into agreements related to the merger of CIH with CIH Merger Sub Holdings Limited, a subsidiary of CIH Holdings Limited (“CIH Parent”). As a result of the merger, CIH became a privately owned entity under the Buyer Group, including the Company. The merger, which closed in April 2023, led to the delisting of CIH’s ADSs from the NASDAQ Capital Market. The Company also provided a cash equity investment of approximately US$14,800 and guaranteed certain payment obligations of CIH Parent under the merger agreement. As of the date of this annual report, no additional expenditures or obligations beyond the US$14,800 commitment have been incurred.