Form 20-F
period 2023-12-31
Fang Holdings Ltd
filed 2025-05-07
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“we,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China;
●	“ADSs” refers to our American depositary shares, with each ADS representing ten Class A ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;
●	“CIH” refers to China Index Holdings Limited, a Cayman Islands company which was separated from our company, via a stock distribution on June 11, 2019, and its subsidiaries and variable interest entity, Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;
●	“MIIT” refers to the Ministry of Industry and Information Technology and its compete local branches;
●	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;
●	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches;
●	“monthly unique visitors” in a given month, refers to the aggregate number of daily unique visitors to our websites, mobile apps or mobile WAP websites in such month. Once a visitor has visited a website, mobile app or mobile WAP website in a given day, all subsequent visits from the same IP address or device to a specific channel during such day do not count towards the daily unique visitor number for such specific channel. The combined number of monthly unique visitors to our websites, mobile apps and mobile WAP websites is the sum of the monthly unique visitors for each website, mobile app and mobile WAP website. The average number of monthly unique visitors for a given year is the average of the monthly unique visitors in each month in such year;
●	“NDRC” refers to National Development and Reform Commission;
●	“PBOC” refers to People’s Bank of China;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;
●	“SAMR” refers to the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or the SAIC) and its competent local branches;
●	“SAT” refers to the State Administration of Taxation and its competent local branches;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares of a par value of HK$1.00 each and Class B ordinary shares of a par value of HK$1.00 each;
●	“sq.m.” refers to square meter(s); and
●	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America.

This annual report includes our audited consolidated statements of comprehensive income (loss) for the years ended December 2021, 2022 and 2023, our audited consolidated balance sheets as of December 31, 2022 and 2023, our audited consolidated statements of shareholders’ equity and our audited consolidated statements of cash flows for the years ended 2021, 2022 and 2023.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our anticipated growth strategies;
●	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract clients and further enhance our brand recognition;
●	trends and competition in the real estate, home furnishings and improvement sites and online advertising industries;
●	PRC laws, regulations and policies relating to the real estate, home furnishings and improvement sites and advertising and financing industries and the use of the Internet to conduct these activities; and
●	the non-binding proposal letter from Mr. Richard Jiangong Dai and the potential transaction contemplated by such letter.

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

ITEM 3.  KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Fang Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our wholly-owned PRC subsidiaries and the variable interest entities (including the variable interest entities and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the Internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate all our business through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to conduct the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 66.5%, 66.1% and 66.8% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Fang Holdings Limited and its subsidiaries. Holders of Fang’s ADSs hold equity interest in Fang Holdings Limited, our Cayman Islands holding company; by investing in Fang’s ADSs, they do not, and may never, have direct or indirect interest in the variable interest entities in China. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Fang is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. As of the date of this annual report, each Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) holds a value-added telecommunications service operating license, or ICP license, as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology have obtained the necessary approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Jia Tian Xia Advertising Co., Ltd.(“Beijing Advertising”), Shanghai Century Jiatianxia Internet Technology Development Co., Ltd. (“Shanghai Century JTX Network”) and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Pursuant to the relevant regulations promulgated by the National Radio and Television Administration, or the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. We have obtained for such consolidated controlled entities Internet Culture Operation License for exhibitions and competitions of online cultural products, Internet Audio/Video Program Transmission License for Internet audio-visual program service and mobile Internet audio-visual program services of professional audio-visual program production on arts and culture, entertainment, science and technology, finance and economics, sports, education, etc. (excluding interviews), broadcasting services, and live-streaming broadcasting services for general social organization’s cultural activities, sports events and other organizational activities, and Operating Permit for Producing Radio and Television Program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we hold may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

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

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States. We have appointed GGF CPA Limited, or GGF, for the audit of the consolidated financial statements since the fiscal year ended December 31, 2020. Our current auditor, GGF CPA LTD, the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report issued by the PCAOB on December 16, 2021. Recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm GGF. Our predecessor auditor’s work related to our operations in China for the fiscal years 2018 to 2019 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain traded in the United States. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.”

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

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling US$7.3 million, US$6.6 million and US$6.5 million as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity,” “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-Government control of currency conversion may limit our ability to utilize our revenues effectively,” and “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-We may be subject to fines and legal or administrative sanctions in connection with certain historical intra-group funding transactions.”

During the years ended December 31, 2021, 2022 and 2023, certain of our mainland China subsidiaries transferred a total of US$472.4 million in cash to our Hong Kong subsidiaries. These funds were allocated as follows: (i) US$349.5 million for the repayment of specific bank loans; (ii) US$84.3 million for the repayment of convertible senior notes; and (iii) the remaining amount to support overseas operational needs.

Under PRC law, Fang Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. During the years ended December 31, 2023, Fang Holdings Limited did not extend any loans or capital contributions to our intermediate holding companies, subsidiaries and the variable interest entities. Furthermore, cash transfers from Fang Holdings Limited to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Fang Holdings Limited may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China- PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.”

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

Selected Consolidated Financial Data

We have derived our selected consolidated statement of comprehensive income (loss) data (except for ADS information) for the years ended December 31, 2021, 2022 and 2023 and our selected consolidated balance sheet data as of December 31, 2022 and 2023, from our audited consolidated financial statements included in this annual report.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2021	2022	2023

	(U.S. dollars in thousands)
Consolidated statement of comprehensive income (loss) data:
Revenues:
Marketing services	70,426	37,187	16,722
Listing services	31,128	13,105	7,749
Leads generation services	36,654	15,760	13,499
Financial services	13,290	9,716	4,572
Other services	6,835	4,713	7,473
Total revenues	158,333	80,481	50,015
Cost of revenue:
Cost of services	(17,799)	(12,267)	(7,909)
Gross profit	140,534	68,214	42,106
Operating income (expenses):
Selling expenses	(56,499)	(30,783)	(19,603)
General and administrative expenses	(99,911)	(77,509)	(81,958)
Impairment of long-lived assets	—	—	(151,097)
Other income, net	5,040	103	4,633
Operating income (loss)	(10,836)	(39,975)	(205,919)
Foreign exchange gain (loss)	2,667	1,222	126
Interest income	11,925	6,854	5,958
Interest expense	(16,679)	(10,765)	(8,081)
Change in fair value of securities	(19,142)	828	(1,523)
Government grants	1,732	1,523	254
Investment income, net	34,253	523	2,100
Income (loss) from before income taxes	3,920	(39,790)	(207,085)
Income tax expenses	(23,504)	(35,772)	27,364
Net loss	(19,584)	(75,562)	(179,721)
Foreign currency translation adjustments	34,089	(47,413)	(27,872)
Gain (loss) on intra-entity foreign transactions of long-term-investment nature	756	(2,794)	(505)
Comprehensive income (loss)	15,261	(125,769)	(208,098)
Loss per share for Class A and Class B ordinary shares and per ADS
Basic and diluted	(0.22)	(0.84)	(1.99)
Weighted average number of Class A and Class B ordinary shares outstanding and ADSs outstanding:
Basic and diluted	90,162,557	90,357,275	90,357,329

	As of December 31,
	2022	2023

	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	214,820	192,643
Total current assets	407,431	320,351
Total assets	1,208,923	947,011
Short-term loans and long-term loans	102,801	185,085
Total shareholder’s equity	591,804	383,897

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities and other entities as of the dates presented.

	As of December 31,
	2021	2022	2023

	(U.S. dollars in thousands)
Current assets	300,176	77,048	87,828
Non-current assets	524,247	463,716	345,673
Total assets	824,423	540,764	433,501

Current liabilities	478,177	287,779	179,698
Non-current liabilities	139,714	119,881	205,391
Total liabilities	617,891	407,660	385,089
Net assets	206,532	133,104	48,412

Selected Condensed Consolidated Statements of Income Information

	Year Ended December 31.
	2021	2022	2023

	(U.S. dollars in thousands)
Total revenues	105,227	53,211	33,401
Net loss	(1,853)	(28,504)	(119,022)

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information-D. Risk Factors.

Risks related to our business

●	We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs or notes to decline.
●	Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.
●	Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

●	If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.
●	Our future growth depends in part on our ability to continue to operate the retained business after the separation of CIH.
●	We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing and Wuhan and we face market risks due to concentration of our revenues in these major urban areas.
●	If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.
●	We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs or notes.

Risks related to our corporate structure

●	If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.
●	Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.
●	We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
●	Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.
●	We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
●	We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

Risks related to doing business in China

●	China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.
●	PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.
●	The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.
●	Government control of currency conversion may limit our ability to utilize our revenues effectively.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
●	The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.
●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors from the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

Risks related to our ADSs, ordinary shares and notes

●	The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The market price movement of our ADSs and notes may be volatile.
●	There can be no assurance that any agreement will be executed with respect to the proposal made by Mr. Richard Jiangong Dai, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs would likely have an effect on the market price of our ADSs and/or notes.
●	As Fang is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

●	As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
●	Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

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

Risks related to our business

We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs or notes to decline.

We incurred net loss of US$19.6 million, US$75.6 million and US$179.7 million in 2021, 2022 and 2023, respectively, primarily due to the combined effect of the decrease in our revenues and the impairment loss for properties. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs or notes to decline.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 63.2%, 61.4% and 56.7% of our total revenues in 2021, 2022 and 2023, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. The growth of demand for private residential property in China is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

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

In addition to government policies aimed specifically at controlling growth in real estate markets in China, our business, financial condition and results of operations may also be negatively affected by other macroeconomic and regulatory measures. Any future policies in the following areas could cause a decline in home sales and prices, which in turn could affect the demand for our services and negatively impact our business, financial condition and results of operation:

●	restrictive monetary policies adopted by the PRC government, including any significant increase in interest rates;
●	adverse developments in the credit markets and/or mortgage financing markets resulting from PRC government policies;

●	policies regarding land supply;
●	adverse changes in PRC government policies regarding the acquisition and/or ownership of real estate;
●	significant increases in transaction costs as a result of changes in PRC government policies regarding transaction taxes, such as the sales tax on residential property sales by individuals within two years of purchase;
●	adverse changes in PRC national or local government policies or practices regarding brokerage, referral or related fees and commissions; or
●	other PRC government policies or regulations that burden real estate transactions or ownership.

Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 44.5%, 46.2% and 33.4% of our revenues in 2021, 2022 and 2023, respectively, constituting our largest source of revenues. In particular, our new home business accounted for substantially all of our marketing service revenues in 2021, 2022 and 2023, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are promoting newly developed properties for sale.

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

Our ability to continue to generate and maintain marketing service revenues depends on a number of factors, many of which are beyond our control, including:

●	overall demand from property developers for online advertising;
●	the amount of user traffic on our websites and mobile apps, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through our website traffic tracking tools and reporting systems;
●	potential downward pressure on online marketing pricing due to increased competition from other online advertisers and traditional advertising media;
●	widespread adoption of technologies that permit Internet users to selectively block unwanted web views, including advertisements on web pages; and
●	emergence and user acceptance of new marketing channels, including social networking platforms and “We Media.”

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

We derive a significant portion of our revenues from our listing services. In 2021, 2022 and 2023, listing service revenues represented approximately 19.7%, 16.3% and 15.5% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

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

Whether we can continue to grow the retained business depends on our ability to manage and develop these services effectively. If we are not successful in assuring our employees of our prospects after the separation and distribution, our employees may seek other employment, which could materially and adversely affect our business operation. If we fail to retain our qualified personnel or replace them when they leave, we may be unable to continue our development, which may cause the price of our ADSs or notes to fall.

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing and Wuhan and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen. In 2023, we generated revenues of US$32.9 million from these eight urban centers, representing 65.8% of our total revenues. We expect these eight urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, both Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) hold the ICP licenses as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology have obtained the approvals for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising, Shanghai Century JTX Network and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

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

Moreover, other service licenses, including real estate service licenses, held by certain of our subsidiaries have expired, and certain financing guarantee license held by our subsidiaries in Shanghai, Nanning and Tianjin were cancelled or in the process of cancellation.

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

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024.
●	In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest.
●	In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation by the official of the CAC, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the CAC came into effect, which stipulates detailed procedure and provide a prescribed agreement template for data transfer activities.

●	On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which came into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows: (1) designating a person responsible for network data security and establish a network data security management department; (2) conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations; (3) taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data; (4) conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above. Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.”

Personal Information and Privacy

●	The Anti-monopoly Guidelines in the Field of Internet Platforms published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
●	On March 22, 2024, the CAC issued the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Cross-border Data Transfer Provisions, taking effective on March 22, 2024. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2023, 33.2% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

In November 2009, the provincial government of the Guangxi Zhuang Autonomous Region issued the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. In 2014, we obtained approvals to engage in the microfinancing business from government authorities of Beihai city, Guangxi Zhuang Autonomous Region. Pursuant to the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region, Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”), which holds microfinancing approvals, is restricted from conducting microfinancing business outside Beihai city. In 2021, Beihai Tian Xia Dai Microfinance relocated to Nanning city, Guangxi Zhuang Autonomous Region, and was renamed Nanning Tian Xia Dai Microfinance Co., Ltd. It also obtained the approvals from government authorities to change the geographic scope of its microfinancing business from Beihai to Nanning. However, if Nanning Tian Xia Dai Microfinance Co., Ltd. provides loans outside Nanning, and it may face the risk of corrective actions from the relevant authorities.

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

Our future success is significantly dependent upon the continued services of our senior management. To date, we have relied heavily on the expertise and experience of senior management personnel in our business operations, including their extensive knowledge of the PRC real estate market, their strong reputation in the PRC real estate industry, and their relationships with our employees, relevant regulatory authorities and our customers. If our senior management personnel are unable or unwilling to continue in their present positions, we may not be able to locate suitable or qualified replacements and may incur additional expenses to identify their successors. In addition, if our senior management personnel joins a competitor or forms a competing company, we may lose our customers, and our collaboration arrangements may be disrupted, which would have a material adverse effect on our business, financial condition and results of operations. We do not maintain key-man insurance for our senior management personnel.

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

We have applied to register “SouFun” trademark in both Chinese and English dual-language as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually in China. While we have successfully registered these trademarks in some industry categories, our applications for certain other industry categories conflict with existing registrations or applications for similar trademarks by another PRC company in such industry categories, leading to litigations. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality, but ultimately denied our application. Nevertheless, in 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

Moreover, we have previously been involved in disputes arising from alleged infringement of third parties’ copyrights on our websites and mobile apps, such as the use of photos or articles to which we did not have the rights, which led to judgments against us. We could be subject to similar claims, suits or judgments in the future if we post information to which we do not have the rights. Any such claims, regardless of merits, may involve us in time-consuming and costly litigation or investigation and divert significant management and staff resources. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property and may also be ordered to pay fines or monetary damages. As a result, we would be required to enter into expensive royalty or licensing arrangements or to develop alternative technologies, business methods, content or other intellectual property. We expect that the likelihood of such claims may increase as the number of competitors in our markets grows and as related patents and trademarks are registered and copyrights are obtained by such competitors. In addition, if we expand our business into new geographical markets, we may be exposed to such claims in jurisdictions other than China and the scope of intellectual property protection in these overseas jurisdictions may be different from or greater than that in China. The intellectual property laws in overseas jurisdictions may also impose more stringent compliance requirements and cause more potential damages or penalties than those in China. Such claims in overseas jurisdictions, if successful, could require us to pay significant compensatory and punitive damage awards as well as expose us to costly and time-consuming litigation or investigations, all of which could materially disrupt our business and have a material adverse effect on our growth and profitability.

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

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2023 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm, respectively, identified one material weakness in our internal control over financial reporting as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness subsequent to December 31, 2023, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial director and financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

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

As of December 31, 2023, we had leased properties in approximately 32 cities in China in addition to our principal executive offices in Beijing, China. A number of these leased properties, all of which were used as offices, contained defects in the leasehold interests. Such defects included the lack of proper title or right to lease and the landlords’ failure to duly register the leases with the relevant PRC government authority. A number of lease agreements were not renewed timely.

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

We may be or may be expected to be a party to various third-party claims, lawsuits, shareholders litigation or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We vigorously contested the allegation and the received a judgment in our favor. Such third party appealed to a higher court, and the case was closed in 2021 with the higher court upholding the judgment from the first instance trial, which was in our favor. Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

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

As we are a Cayman Islands company and our PRC subsidiaries and their branch companies in China are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other related business in China through our wholly-owned PRC subsidiaries and our consolidated controlled entities. Our wholly-owned PRC subsidiaries, our consolidated controlled entities (excluding their subsidiaries) and their respective shareholders have entered into a series of contractual arrangements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our financial statements. Our consolidated controlled entities hold the licenses and approvals that are essential to the operation of our Internet content distribution business. As certain agreements with our customers for Internet content distribution were entered into directly with our PRC subsidiaries and not our consolidated controlled entities, there can be no assurance that the PRC government will not deem our Internet content distribution business to be in violation of applicable PRC laws, rules and regulations.

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

Our wholly-owned PRC subsidiaries are considered foreign-invested enterprises in China and are, therefore, not permitted under PRC law to hold the ICP licenses and to operate the online advertising businesses that are critical to our operations. As a result, our consolidated controlled entities are the holders of the ICP licenses required for operating our websites and our advertising business in China. We do not have any direct or indirect shareholding interests in these consolidated controlled entities. They are instead held directly or indirectly by Mr. Vincent Tianquan Mo, our founder and executive chairman, together with Mr. Richard Jiangong Dai, our former director and former executive chairman, or Mr. Jianning Dai, our general manager for asset management. Mr. Richard Jiangong Dai and Mr. Jianning Dai are nephews of Mr. Mo. Each of Mr. Mo, Mr. Richard Jiangong Dai and Mr. Jianning Dai is a PRC citizen. Through the Structure Contracts, we exercise management, financial and voting control over these consolidated controlled entities through our rights to all the residual benefits of the consolidated controlled entities and our obligation to fund losses of the consolidated controlled entities and also have a contractual right, to the extent permitted by PRC laws, rules and regulations, to acquire the equity interests in these entities. Consequently, if any of these consolidated controlled entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated controlled entities undergoes a voluntary or involuntary liquidation proceeding, the shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the Internet content distribution and marketing businesses, we conduct our Internet content distribution and advertising businesses and derive related revenues through the Structure Contracts with our consolidated controlled entities. In addition, these agreements have not been tested in PRC courts. As we have no direct or indirect ownership interest in our consolidated controlled entities, these Structure Contracts, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholders of these companies with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. However, if any of our consolidated controlled entities or their shareholders fail to perform their obligations under these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may be forced to (1) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (2) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our consolidated controlled entities, seeking specific performance or injunctive relief, and claiming monetary damages.

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

In anticipation of our originally proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a PRC company listed on the Shanghai Stock Exchange (stock code: 600847) (“Wanli”) and the sale of a portion of our equity interest in five wholly-owned subsidiaries that operate as our service platforms for online advertising business to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our wholly-owned PRC subsidiaries, to enter into a series of structure contracts in 2016, or the 2016 Structure Contracts, with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. In February 2017, we terminated the transaction with Wanli in light of substantial regulatory uncertainties in China. Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with certain of our consolidated controlled entities and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”), our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into supplemental agreements, pursuant to which Mr. Richard Jiangong Dai transferred all his rights, obligations and responsibilities under certain Structure Contracts to Mr. Jianning Dai. In 2018, we entered into new series of Exclusive Call Option Agreements with certain of our PRC subsidiaries, for the purpose of including Fang Holdings Limited as a party of the Exclusive Call Option Agreement. In 2020, we also entered into a supplemental agreement, pursuant to which Fang Holdings Limited transferred all the rights and responsibilities under certain Structure Contract to its subsidiary. For the purpose of business adjustments, Beijing JTX Technology and Beijing Internet underwent a split-off in December 2022 and January 2023, respectively. Following the split-off restructuring, the newly established subsidiaries entered into contractual agreements with Jia Tian Xia Network Technology, the terms of which are substantially similar to our previous structure contracts. See “Item 7.B. Major Shareholders and Related Party Transactions-Related Party Transactions-Structure Contracts” of this annual report. We believe that our contractual arrangements with our consolidated controlled entities for our Internet content distribution and marketing businesses are not materially affected by our internal restructuring. We cannot assure you, however, that our current Structure Contracts are as effective as the previous ones in terms of controlling our Internet content distribution and marketing businesses, nor can we assure you that these contractual arrangements will not be further modified. Any modification could potentially adversely affect our control, or result in our loss of control, over the Internet content distribution and marketing businesses. In the event that we are unable to enforce these contractual arrangements, or if we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their respective shareholders to operate our business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. In addition, these agreements have not been tested in PRC courts. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the variable interest entities, and our ability to conduct our business may be negatively affected.

In 2021, 2022 and 2023, our VIEs and their respective subsidiaries and branches contributed in aggregate 66.5%, 66.1% and 66.8% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Mr. Vincent Tianquan Mo (our founding shareholder and executive chairman of the board of directors), Mr. Richard Jiangong Dai and Mr. Jianning Dai together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Mr. Mo, Mr. Richard Jiangong Dai and Mr. Jianning Dai as the nominee shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Mr. Mo, Mr. Jiangong Dai and Mr. Jianning Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide that a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes certain fiduciary duties to the Company, including but not limited to a duty to act bona fide in the best interests of the company and a duty to act with skill and care. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Mr. Mo, Mr. Jiangong Dai or Mr. Jianning Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of May 24, 2022, Mr. Vincent Tianquan Mo, our founder and executive chairman of the board of directors, may be deemed to have voting and dispositive power with respect to: (1) 5,841,844 Class A ordinary shares and 16,539,500 Class A ordinary shares represented by ADSs owned by ACE Smart Investments Limited; (2) 1,367,378 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (3) 2,505,502 Class A ordinary shares including 14,170 Class A ordinary shares represented by ADSs, and 11,985,145 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (4) 926,461 Class A ordinary shares owned by Karistone Limited, (5) 957,265 Class A ordinary shares owned by Ateefa Limited, (6) 1,472,298 Class A ordinary shares owned by Deanhale Limited, and (7) 441,650 Class A ordinary shares represented by ADSs owned by Open Land Holdings Limited, collectively presenting approximately 45.5% of our outstanding Class A ordinary shares and approximately 95.9% of our outstanding Class B ordinary shares. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or notes. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have gradually enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws and regulations often give the relevant legislator certain discretion in how to enforce them, the interpretation and enforcement of the laws and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations. In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in.

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

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and was amended in February 2017 and December 2018. In April 2008, the relevant PRC governmental authorities issued the Administrative Measures for Certification of High and New Technology Enterprises which was amended in January 2016. “High and new technology enterprises” would be entitled to a statutory tax rate of 15.0%. Currently, three of our PRC subsidiaries or consolidated controlled entities are qualified as “high and new technology enterprises”. We cannot assure you that our PRC subsidiaries or consolidated controlled entities will continue to be entitled to preferential tax rates as qualified “high and new technology enterprises” under the New EIT Law. We also cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. In the event that preferential tax treatment for any of our subsidiaries or consolidated controlled entities is discontinued, the affected entity will become subject to a 25.0% standard enterprise income tax rate, which would increase our income tax expenses and could materially reduce our net income and profitability. See also “Item 5.A. Operating and Financial Review and Prospects-Operating Results-Components of our Results of Operations-Taxation-China” of this annual report.

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

Pursuant to the General Lending Code implemented in August 1996 by the PBOC, the central bank of China, commercial lending in China must be made by or through a PRC-qualified financial institution as defined under the General Lending Code. As none of the payors in our intra-group transactions is or was at the relevant time a PRC qualified financial institution as defined under the General Lending Code, the PBOC may impose a fine for non-compliance on each of the payors in an amount equal to one to five times the value of any income received from its non-compliance, and the payors may be required to terminate such loans. The Supreme People’s Court issued the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions”) on August 6, 2015 and amended on August 19, 2020 and December 29, 2020, which provide that if the purpose of a lending contract concluded between two enterprises is for their business operation, and the lending contract does not contain the circumstances as stipulated in Article 52 of the PRC Contract Law and Article 14 of the Provisions, i.e., those that will result in contracts being null and void, the people’s court shall consider such lending contract to be effective. As the General Lending Code has not been repealed and the Provisions were issued by the Supreme People’s Court as guidance for courts’ trial in private lending cases, it remains uncertain how the General Lending Code will be interpreted and implemented. If the PBOC and/or other governmental authorities decide to apply the General Lending Code and thereby instruct the payors to terminate such transactions, we have to fully repay the funds advanced in such transactions.

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

On December 27, 2021, the NDRC and Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on January 1, 2022 and further amended in 2024. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As the negative list is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions, business prospect and ability of financing, may be adversely and materially affected.

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

We have appointed GGF for the audit of our consolidated financial statements since the fiscal year ended December 31, 2020. GGF is an accounting firm that is registered with the PCAOB and can be inspected by the PCAOB.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As of the date of this annual report, GGF was not identified in this report as a firm subject to the PCAOB’s determination. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, these circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from offshore financing transactions into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs or notes. Fluctuations in the exchange rate will also affect the relative value of any dividend we declare and distribute that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. To the extent that we need to convert future financing proceeds into Renminbi for our operations, any appreciation of the Renminbi against the relevant foreign currencies would materially reduce the Renminbi amounts we would receive from the conversion. On the other hand, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments of dividends on our shares or for other business purposes when the U.S. dollar appreciates against the Renminbi, the amounts of U.S. dollars we would receive from such conversion would be reduced. In addition, any depreciation of our U.S. dollar-denominated monetary assets could result in a charge to our income statement and a reduction in the value of our assets.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or to obtain register of members or corporate records of these companies (other than our memorandum and articles of association, special resolutions of our shareholders and our register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our ADSs had been listed on the NYSE since our initial public offering in September 2010. On May 18, 2022, we received a notice from the NYSE Regulation staff regarding the commencement of delisting proceedings of the our ADSs on the basis that the ADSs are not suitable for listing due to our failure to file with the SEC our annual report on Form 20-F for the year ended December 31, 2020 and current report on Form 6-K for the half year ended June 30, 2021 by May 17, 2022, which is the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual. The NYSE suspended the trading in our ADSs on May 18, 2022. On June 2, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing. Our ADSs have been quoted on the OTC markets under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

The OTC market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs, and could have a long-term adverse impact on our ability to raise capital in the future.

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

On September 4, 2023, we received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from our former chairman of the board of directors, Mr. Richard Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all our outstanding Class A ordinary shares and Class B ordinary shares, including Class A Shares represented by the ADSs, each ADS representing ten Class A ordinary shares, that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash (the “Proposal”).

On September 26, 2023, our board of directors formed a special committee of independent directors who are not affiliated with the Proposed Buyer (the “Special Committee”) to evaluate the Proposal. The Special Committee consists of Mr. Howard Huyue Zhang, Mr. Shaohua Zhang and Mr. Changming Yan, each of whom currently serves as an independent director on the board. The Special Committee will carefully review the Proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. As of the date of this report, no decisions have been made by our Special Committee with respect to the Proposal.

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

Fang is an exempted company with limited liability incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, Fang’s corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

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

A holder of our ADSs may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement and the restricted deposit agreement pursuant to which ADSs are issuable upon conversion of the notes, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association, the minimum notice period required for convening a general meeting is 7 calendar days. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw the underlying Class A ordinary shares represented by your ADSs and allow you to cast your vote as a direct shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

The return of your investment our ADSs will primarily depend upon any future price appreciation of our ADS.

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but not exceeding the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of dividends will depend on, among other things, our results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend primarily upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Sales of substantial amounts of ADSs and/or notes that may be converted or exchanged into ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs and/or the notes. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or notes.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records of these companies (except for the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.History and Development of the Company

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

On September 17, 2010, we completed our initial public offering and listing of 2,933,238 ADSs, each representing four Class A ordinary shares, on the New York Stock Exchange, which were traded under the symbol of “SFUN.” Concurrently with our initial public offering, our majority shareholder, Telstra International Holdings Ltd. (“Telstra International”), an indirect, wholly owned subsidiary of Telstra Corporation Limited, a Fortune Global 500 company, sold to General Atlantic Mauritius Limited (“General Atlantic”), Hunt 7-A Guernsey L.P. Inc. (“Hunt 7-A”), Hunt 7-B Guernsey L.P. Inc. (“Hunt 7-B”), Hunt 6-A Guernsey L.P. Inc. (“Hunt 6-A,” together with Hunt 7-A and Hunt 7-B, “Apax”), Next Decade and Digital Link Investments Limited (“Digital Link”), all of its remaining shares in our company in a private sale at the initial public offering price.

On February 18, 2011, we changed our ADS share ratio from one ADS representing four Class A ordinary shares to one ADS representing one Class A ordinary share.

On April 7, 2014, we changed our ADS share ratio from one ADS representing one Class A ordinary share to five ADSs representing one Class A ordinary share.

On July 19, 2018, we entered into definitive agreements to acquire a 10% equity interest in Wanli from a shareholder of Wanli for a cash consideration of RMB500 million, of which RMB200 million will compensate the seller in connection with the Business Disposal (defined below). In connection with the acquisition, the seller agreed (1) to enter into an irrevocable voting proxy agreement with a term of three years to adhere to our action in Wanli’s future meetings of shareholders and board of directors and (2) to purchase from Wanli its battery business for a price of no less than RMB680 million within three years after the consummation of the acquisition (the “Business Disposal”). Following the completion of the acquisition on August 10, 2018, we have become the largest shareholder of Wanli.

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

On November 12, 2020, Evenstar Master Fund SPC, ESSL (together with Evenstar Master Fund SPC, the “Petitioners”) initiated a winding up petition entitled and reported as FSD 278 of 2020, as amended (the “Winding-up Petition”) against us in the Grant Court of the Cayman Islands (the “Cayman Court”). A hearing was held on December 24, 2020 in the Cayman Court regarding the application by the Petitioners to appoint provisional liquidators over us. At the hearing, the Cayman Court adjourned the application until February 9, 2021 to allow the parties to have additional time to agree on certain undertakings to the Cayman Court. Subsequently, by consent of the parties, the Cayman Court agreed to adjourn the hearing that was scheduled for February 9, 2021 in the Cayman Court regarding the application for appointment of provisional liquidators over us to a date not before the week commencing March 29, 2021. Subsequently, on September 27, 2023, we, Mr. Vincent Tianquan Mo, founder and controlling shareholder of the Company, and the Petitioners entered into a settlement agreement, pursuant to which the Petitioners will discontinue proceedings brought against us and Mr. Mo in the Cayman Court entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein. On October 24, 2023, the Cayman Court approved a Consent Order signed by the parties regarding the withdrawal of: (i) the Winding-up Petition; (ii) the application for appointment of provisional liquidators over us filed by the Petitioners on December 4, 2020; and (iii) the application for reconstitution of the board of directors of the Company dated June 18, 2021. Accordingly, the entire proceedings under the Cayman Court Cause No: FSD 278 of 2020 (DDJ) were discontinued. The parties were released from all undertakings given to the Cayman Court in these proceedings.

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

We entered into settlement deeds (the “Settlement Deeds”) with CIH on September 24, 2021, and with the Company’s convertible notes holders, namely (1) Safari Group CB Holdings Limited, (2) IDG Ultimate Global Limited, (3) Quartz Fortune Limited, (4) Velda Power Limited, and (5) Fountain II Limited, in relation to the convertible notes issued by us in 2015 (the “Convertible Notes”), on (1) June 25, 2021, (2) August 20, 2021, (3) August 20, 2021, (4) August 20, 2021, and (5) September 22, 2021, respectively. As a result of the Winding-up Petition (as described above) and pursuant to the terms of the Convertible Notes, the outstanding principal of, and accrued and unpaid interest on the Convertible Notes, which were originally due in 2022, became due and payable on December 13, 2020. CIH is liable for the payment obligations under the Convertible Notes pursuant to the guarantee provided by CIH to the Convertible Notes holders in connection with the CIH’s separation from Fang on June 11, 2019. Pursuant to the Settlement Deeds, the Company and CIH will each bear half and together repay the Convertible Notes holders 50% of the outstanding principal under the Convertible Notes and accrued interest on September 30, 2021 and the remaining 50% and accrued interest on December 31, 2021, in full and final settlement of the Company’s indebtedness under the Convertible Notes. Accordingly, we repaid a total of US$84,313,094 in full to the Convertible Notes holders by December 31, 2021.

On May 18, 2022, we received a notice from the NYSE regarding the commencement of delisting proceedings of the ADSs on the basis that the ADSs were not suitable for listing due to our failure to file with the SEC our annual report on Form 20-F for the year ended December 31, 2020 and current report on Form 6-K for the half year ended June 30, 2021 by May 17, 2022, which was the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual. The NYSE suspended the trading in the ADSs on May 18, 2022.

On June 2, 2022, the NYSE filed a Form 25 with the SEC to remove our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC markets under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

On December 22, 2022, we entered into a set of agreements in connection the Merger (as described below). On December 22, 2022, CIH entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIH Holdings Limited (“Parent”) and CIH Merger Sub Holdings Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into CIH, with CIH continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of CIH of approximately US$92.0 million. The merger consideration represents a premium of approximately 42.9% to the closing price of the CIH’s ADSs on August 22, 2022, the last trading day prior to CIH’s receipt of the preliminary non-binding “going private” proposal from us on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the CIH’s ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022. In connection with the Merger, we executed a letter agreement (the “Equity Commitment Letter”) in favor of Parent, pursuant to which, among other things, we agreed, subject to the terms and conditions set forth therein, to make a cash equity investment of approximately US$14.8 million in Parent to fund the Merger. We also executed and delivered to CIH a limited guarantee (the “Limited Guarantee”) in favor of CIH, pursuant to which we agreed to guarantee certain payment obligations of Parent under the Merger Agreement. We and certain other shareholders of CIH (collectively, the “Buyer Group”) entered into an equity contribution agreement (the “Support Agreement”), pursuant to which such shareholders irrevocably agreed to contribute their equity interests in CIH to Merger Sub prior to the effective time of the Merger in exchange for newly issued shares of Parent. The Buyer Group also entered into an interim investors agreement (the “Interim Investors Agreement”) to govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Group with respect to, among other things, the Merger and related transaction agreements. Our board of directors and its audit committee approved the Equity Commitment Letter, the Limited Guarantee, the Support Agreement, the Interim Investors Agreement and the transactions as contemplated under the Merger Agreement, including without limitation, the Merger. The Merger was closed in April 2023. Upon completed, the Merger resulted in CIH becoming a company privately owned by the Buyer Group, and CIH’s ADSs are no longer be listed on the NASDAQ Capital Market.

On September 4, 2023, we received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from our executive chairman of the board of directors, Mr. Richard Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares and Class B ordinary shares of the Company, including Class A Shares represented by the ADSs, each ADS representing ten Class A ordinary shares, that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash. According to the Proposal Letter, the US$6.19 per ADS price represents a premium of approximately 210% to the closing price of the ADSs on September 1, 2023 and a premium of approximately 25% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date that the NYSE suspended the trading in the company’s ADSs. According to the Proposal Letter, the Proposing Buyer intends to finance the proposed acquisition with cash on hand.

On September 26, 2023, our board of directors formed a special committee of independent directors who are not affiliated with the Proposed Buyer (the “Special Committee”) to evaluate the Proposal. The Special Committee consists of Mr. Howard Huyue Zhang, Mr. Shaohua Zhang and Mr. Changming Yan, each of whom currently serves as an independent director on the board. The Special Committee will carefully review the Proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders. As of the date of this report, no decisions have been made by our Special Committee with respect to the Proposal.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

B.Business Overview

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2023. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

●	Marketing services: We offer advertisement services via our online platform to real estate developers in the marketing phase of new property developments.
●	Listing services: We offer listing services via our online platform to real estate developers, real estate agents and brokers, and property managers to allow them to post information related to properties on our online platform.
●	Leads generation services: Our leads generation services connect our customers with scattered demand for real estate and home furnishing and improvement-related services by extending their reach and visibility from a limited number of local consumers to a large number of users and user communities on our online platform to generate sales leads for our customers.
●	Financial services: We provide financial services primarily through our offline micro loan subsidiaries. We provide primarily secured consumer loans to individuals that meet our credit assessment requirements. We launched financial services in 2014.
●	Other services: We grant licenses to certain local agencies to use our brand and backend systems for real estate marketing, generating additional revenue through these licenses.

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2023, our websites, including www.fang.com, received a monthly average of approximately 24 million unique visitors and generated a monthly average of approximately 32.0 million website visits. We currently maintain approximately 54 offices to focus on local market needs.

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

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Our revenues generated from marketing services were US$70.4 million, US$37.2 million and US$16.7 million in 2021, 2022 and 2023, respectively, representing 44.5%, 46.2% and 33.4% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

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

Listing Services

Prior to the separation of CIH, our listing services included basic listing services and special listing services on our websites and mobile apps. Following the spin-off of CIH, we retained our basic listing services, while the special listing services, namely the specialized marketing campaigns provided primarily to developers through online channels and offline themed events, are operated by CIH. Revenue from special listing services have been classified and reported under discontinued operations for all the periods presented. Our revenues generated from listing services were US$31.1 million, US$13.1 million and US$7.7 million in 2021, 2022 and 2023, respectively, representing 19.7%, 16.3% and 15.5% of our revenues, respectively.

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

Leads Generation Services

We launched our leads generation services in late 2017 and began to recognize revenue in 2018. Our revenues generated from leads generation services were US$36.7 million, US$15.8 million and US$13.5 million in 2021, 2022 and 2023, respectively, representing 23.1%, 19.6% and 27.0% of our revenues, respectively. We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time. We recognize revenues upon our delivery of the sales leads to our customers.

Financial Services

Our revenues generated from financial services were US$13.3 million, US$9.7 million and US$4.6 million in 2021, 2022 and 2023, representing 8.4%, 12.1% and 9.1% of our revenues, respectively.

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

Other Services

In addition to our core offerings of listing, marketing, and financial services, we also grant licenses to certain local agencies, allowing them to use our brand and backend systems for real estate marketing. These licensing agreements enable the agencies to leverage our established platform and tools, while generating additional revenue for us through the associated fees and services.

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to our own records, our websites, including www.fang.com, received a monthly average of approximately 36 million and 24 million unique visitors in the fourth quarter of 2022 and 2023, respectively. In addition, we had approximately 110 million registered members of our www.fang.com website and had about 25.7 million and 25.6 million registered members of our free and paid Fang membership services as of December 31, 2023 and 2022, respectively.

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

Our www.fang.com website covers a wide spectrum of PRC real estate and home furnishing and improvement and other home-related information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum offering reliable information regarding China’s real estate and home-related markets , designed to assist market participants throughout the transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement and other home-related transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.fang.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

With our on-the-ground capabilities in approximately 54 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Our Mobile Channels

We have developed a comprehensive real-estate mobile platform comprising our own mobile app, “Fang Tian Xia,” our mobile WAP websites and New Media Matrix, primarily to provide content to and attracts consumers in China’s real estate and home furnishing and improvement-related sectors.

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

Our National Coverage

As of December 31, 2023, we provided advertisement, property listing, search services, and other real estate-related content in 658 cities in China. We believe this extensive nationwide coverage enhances our national brand image, which enables us to deliver consistent, high-quality services to customers. The real estate industry is inherently a local business, and online marketing and listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our network of branch offices enables us to tailor our services to local conditions and the needs of local property developers and real estate professionals. Our local personnel also provide our headquarters with valuable data insights regarding these local real estate markets, which contributes to our collective knowledge and expertise about real estate markets throughout China.

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

Our Sales Force

We have built a sales and marketing team experienced in the online advertising, Internet and real estate industries. As of December 31, 2023, our sales and marketing team consisted of over 500 members. We also occasionally engage sales agents to collect information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which assists us in setting our prices and strategies for each specific locality.

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

We have applied to register “SouFun” trademark in both Chinese and English dual-language as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually in China. While we have successfully registered these trademarks in some industry categories, our applications for the “SouFun” trademark for certain industry categories in China conflict with existing registrations of or applications for similar trademarks, leading to litigations. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality but ultimately denied our application. See “Item 3.D. Key Information-Risk Factors-Risks related to our business-Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantage” and “-We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.” Nevertheless, in 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese) and began to market our services under these new brands in connection with the transformation of our business model. We therefore do not currently expect our business would be materially and adversely affected even if we lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

As of December 31, 2023, we held 351 registered copyrights and owned or licensed 801 registered trademarks in China. As of the same date, we had 235 trademark applications in various industry categories, pending with the PRC Trademark Office.

We have also registered certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Japan, Singapore, Malaysia, Cambodia,Australia, France, Spain, the United Kingdom, Greece, Cyprus, Canada, the United States, and United Arab Emirates.

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

We own certain commercial properties of approximately 3,116 sq.m and 22,064.8 sq.m, in Sanya, Hainan province and Wuhan, Hubei province, China, respectively. We also own office space of 46,681 sq.m, together with 373 parking spaces, in an office building in Chengdu, Sichuan province, China; 1,264.67 sq.m, in an office building in Changzhou, Jiangsu province, China; as well as office space of 35,225.01 sq.m in an office building in Chongqing, China. We primarily use these properties as our local offices.

In addition, we own a portion of a building known as the BaoAn Building located at 800 Dongfang Road, Pudong, Shanghai, China. The property has usable space of approximately 42,000 sq.m. and is currently used for offices, retail space and a hotel. We acquired the property to support our expansion in Shanghai and the East China region, which consists of 15 cities including Jiangsu provincial capital Nanjing and Zhejiang provincial capital Hangzhou, China.

We own a building in Hangzhou with usable space of approximately 27,421.7 sq.m. as our branch office in Hangzhou, China.

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

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008,February 2016 and March 2022. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. On April 8, 2024, the MIIT promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which clarify that the foreign ownership restrictions are abolished, as for the foreign-invested telecommunications enterprises engaging in internet data centers (IDC), content distribution networks (CDN), internet access services (ISP), online data processing and transaction processing, information publishing platforms and delivery services (except internet news and information, online publishing, online audiovisual and internet cultural operations), information protection and processing services in the Beijing Comprehensive Demonstration Zone for Expanding the opening up of the Service industry, the Shanghai Pilot Free Trade Zone, the new Lingang Area and the Socialist Modernization Leading Zone, the Hainan Free Trade Port, and the Shenzhen Socialist Pilot Demonstration Zone. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

Regulations relating to Our Business

Internet Content Provision Services

The provision of real estate and home-related and other content on Internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and SAMR. The principal regulations governing the telecommunications industry and the Internet include:

●	The Telecommunications Regulations (Revised in 2016);
●	The Catalog of Classes of Telecommunications Business (Revised in 2019);
●	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and
●	The Internet Information Services Administrative Measures (2024).

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

On November 6, 2006, the Beijing Telecommunications Administration Bureau issued to Beijing Technology, an approval for operating electronic bulletin board services on www.fang.com. Beijing JTX Technology also obtained an approval for operating electronic bulletin board services on www.jiatx.com on June 15, 2007. Each of these approvals has an original validity tied to the corresponding ICP license, and their continued validity is subject to the fulfillment of certain conditions and qualifications.

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

In March 2018, the Office for SARFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall (1) not to produce or transmit programs intended to parody or denigrate classic works, (2) not to re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (3) not to transmit re-edited programs which unfairly distort the original content, (4) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (5) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (6) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (7) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of SARFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

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

According to the Circular on Preventing Operating Loans from being Illegally Flowed into Real Estate Sector as jointly issued by the MOHURD, the PBOC and the CBIRC on March 26, 2021, banking financial institutions are required to formulate a “White List” of intermediary agencies and shall not cooperate with any intermediary agency which assists any borrower to illegally obtain operating loans. In addition, this circular also prohibits real estate agencies from providing any consultations or services related to financial products of operating loans which are guaranteed by the buyer’s real estate and inducing any buyer to illegally use the funds from operating loans. When providing the real estate brokerage services, real estate agencies shall request home buyers to undertake in writing that they do not misuse operating loans to fund the housing transactions. The local branches of the MOHURD will also establish a “Black List” to record the offending real estate agencies and real estate brokers, and will regularly disclose cases of violations.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, on October 1, 2019, Cyberspace Administration of China (“CAC”) issued Provisions on the Cyber Protection of Personal Information of Children to protect the security of personal information of children and promote the healthy growth of children.

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

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which came into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows: (1) designating a person responsible for network data security and establish a network data security management department; (2) conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations; (3) taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data; (4) conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above. Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.” As of the date of this annual report, we have not received any regulatory notice that we are a processor of important data as mentioned above. We believe that our business operations are compliant with PRC laws and regulations relating to data security in all material respects.

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

Regulations relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country; “foreign-invested enterprises” means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (1) establishing FIEs in mainland China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (3) investing in new projects in mainland China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022, and further amended in 2024. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

C.Organizational Structure

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

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report.

Fang Holdings Limited
(Cayman Islands)
100%
100%
100%
100%
100%
SouFun International Limited
(Hong Kong) (1)
Best Fang
(California)
Best Work
(New York)
Offshore
Onshore
100%
75%
100%
Shanghai BaoAn Hotel Co., Ltd.
(PRC)
Shanghai BaoAn Enterprise Co., Ltd.
(PRC)
Tianjin Jia Tian Xia Microfinance Co., Ltd.
(PRC)
Beijing FTX Chuangxiang
(PRC)
Beijing SouFun FTX Network Technology
(PRC)
Beijing SouFun Network Technology Co., Ltd.
(PRC)
SouFun Media (Beijing)
(PRC)
Beijing Li Man Wan Jia
(PRC)
Beijing FTX Network
(PRC)
Tianjin Jia Tian Xia Network & Technology
(PRC)
100%
Beijing Tuo Shi Huan Yu Network Technology Co., Ltd.
(PRC)
Beijing FTX Science and Technology Development Co., Ltd.
(PRC)
100%
100%
Beijing Hong An Tu Sheng
(PRC)
Chongqing Tian Xia Dai Microfinance Co., Ltd.
(PRC)
100%
70%
Nanning Tian Xia Dai Microfinance Co., Ltd.
(PRC)
Shanghai SouFun Microfinance Co., Ltd.
(PRC)
Beijing SouFun Science and Technology Development Co., Ltd.
(PRC)
Beijing Yi Ran Ju Ke Technology Development Co., Ltd.
(PRC)
Beijing Century Jia Tian Xia
(PRC)
98%
100%
Shanghai Century Jia Tian Xia Network Science Technology Development Co., Ltd. (PRC)
Beijing FTX Digital Science Service
(PRC)
Shanghai Century Jia Tian Xia Finance
(PRC)
Beijing Hua Ju Tian Xia Network Technology Co., Ltd.
(PRC)
Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd.
(PRC)
Beijing FTX Digital Technology Service co., Ltd.
(PRC)
Shanghai Jia Biao Tang Real Estate Broking Co., Ltd.
(PRC)
Equity interest
Contractual arrangement including exclusive technical consultancy and services agreement, equity pledge agreement, Operating Agreement, Shareholders Proxy Agreement, Loan Agreement, Exclusive Call Option Agreement and other Agreements, which provide us with rights to all the residential benefits of the consolidate controlled entities and our obligation to fund the losses of the consolidate controlled entities.

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

D.Property, Plant and Equipment

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

A.OPERATING RESULTS

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2023. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

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

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2023, our websites, including www.fang.com, received a monthly average of approximately 24 million unique visitors and generated a monthly average of approximately 32.0 million website visits. We currently maintain approximately 54 offices to focus on local market needs.

Our revenues, net loss from operations attributable to our shareholders in 2023 were US$50.0 million and US$179.7 million, respectively. Marketing, listing, leads generation, financial, and other services accounted for 33.4%, 15.5%, 27.0%, 9.1% and 15.0%, respectively, of our revenues in 2023.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2021	2022	2023
Average monthly unique visitors (million)*(1)	54	41	28
Average monthly mobile unique visitors (million)*(2)	40	32	22
*	Source: Internal records for data in 2021, 2022 and 2023
(1)	Refers to the number of combined average monthly unique visitors for our websites, mobile apps and WAP websites, which includes the number of average monthly mobile unique visitors.
(2)	Refers to the number of combined average monthly unique visitors for our mobile apps and WAP websites.

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

Although China lifted most of its COVID-19 restrictions by late 2022, the recovery of the real estate market remained slower than anticipated throughout 2023. Lingering effects from the pandemic, including reduced consumer confidence and delayed transactions in both property sales and home improvement projects, continued to weigh on the industry during the year ended December 31, 2023. For additional discussion of these and other risks, please refer to “Item 3.D. Key Information—Risk Factors—Risks related to our business.”

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

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen. Although our percentage of revenues from these eight urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2023, we had established real estate-related content, search services, marketing and listing coverage of 658 cities across China. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

PRC regulations affecting the Internet, online marketing, real estate and financing industries

The Internet, online marketing, real estate and financing industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, listing, leads generation, financial and other services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises” or “Software Enterprise”, they enjoy tax holidays or lower rates from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material adverse effect on our financial condition, results of operations and profitability. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to property buyers and other borrowers and charge interest, service fees, and guarantee fees. As of December 31, 2023, we had loans receivable with a net balance of US$32.4 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significantly less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily includes staff costs, tax surcharges, rental costs related to server and bandwidth leasing fees, payments made to third-party real estate agents, and other direct costs incurred in providing these services. Staff costs encompass salaries and benefits for our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers, and brokerage personnel. Cost of revenues also includes share-based compensation expenses related to share options and other share-based compensation granted to our editorial and production staff. In 2021, 2022, and 2023, our cost of revenues represented 11.2%, 15.2%, and 15.8% of our revenues, respectively.

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

Hong Kong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%), while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2023.

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

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2023.

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

As of December 31, 2023, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi, Beijing FTX Technology, and Beijing JTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2021 to 2023), Beijing Tuoshi (2022 to 2024), Beijing FTX Technology (2023 to 2025), and Beijing JTX Technology (2021 to 2023).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2021, 2022, and 2023, we had not accrued PRC tax on this basis.

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

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income (loss) for the periods indicated.

	For the Years Ended December 31,
	2021		2022		2023
		% of		% of		% of
	Amount	revenue	Amount	revenue	Amount	revenue

	(US$ in thousands, except percentage)
Revenues:
Marketing services	70,426	44.5%	37,187	46.2%	16,722	33.4%
Listing services	31,128	19.7%	13,105	16.3%	7,749	15.5%
Leads generation services	36,654	23.1%	15,760	19.6%	13,499	27.0%
Financial services	13,290	8.4%	9,716	12.1%	4,572	9.1%
Other services	6,835	4.3%	4,713	5.9%	7,473	15.0%
Total revenues	158,333	100.0%	80,481	100.0%	50,015	100.0%
Cost of revenue:
Cost of services	(17,799)	(11.2)%	(12,267)	(15.2)%	(7,909)	(15.8)%
Total cost of revenues	(17,799)	(11.2)%	(12,267)	(15.2)%	(7,909)	(15.8)%
Gross profit	140,534	88.8%	68,214	84.8%	42,106	84.2%
Operating income (expenses):
Selling expenses	(56,499)	(35.7)%	(30,783)	(38.2)%	(19,603)	(39.2)%
General and administrative expenses	(99,911)	(63.1)%	(77,509)	(96.3)%	(81,958)	(163.9)%
Impairment of long-lived assets	—	—	—	—	(151,097)	(302.1)%
Other income, net	5,040	3.2%	103	0.1%	4,633	9.3%
Operating income (loss)	(10,836)	(6.8)%	(39,975)	(49.7)%	(205,919)	(411.7)%
Foreign exchange gain	2,667	1.7%	1,222	1.5%	126	0.3%
Interest income	11,925	7.5%	6,854	8.5%	5,958	11.9%
Interest expense	(16,679)	(10.5)%	(10,765)	(13.4)%	(8,081)	(16.2)%
Change in fair value of securities	(19,142)	(12.1)%	828	1.0%	(1,523)	(3.0)%
Government grants	1,732	1.1%	1,523	1.9%	254	0.5%
Investment income, net	34,253	21.6%	523	0.6%	2,100	4.2%
Income (loss) before income taxes	3,920	2.5%	(39,790)	(49.4)%	(207,085)	(414.0)%
Income tax benefit (expenses)	(23,504)	(14.8)%	(35,772)	(44.4)%	27,364	54.7%
Net loss	(19,584)	(12.4)%	(75,562)	(93.9)%	(179,721)	(359.3)%

Revenues

Our total revenue decreased by 37.9% year-over-year in 2023, following a 49.2% decline in 2022 compared to 2021. The decline over these three years reflects significant reductions across most service lines, particularly in marketing services, listing services, and leads generation services. Other services saw growth in 2023, providing only a partial offset to the overall decrease in revenue.

Marketing Services. Our marketing service revenue, which is primarily derived from new home business. Marketing services for real estate developers, decreased by 55.0% year-over-year in 2023, following a 47.2% decline in 2022 compared to 2021. The decrease in revenue over these two years was largely due to the impact of COVID-19, as movement restrictions in many regions across China significantly reduced new home transactions, leading to lower demand for our marketing services.

Beyond the immediate impact of COVID-19, the real estate market continued to face structural challenges in 2023, including a tightening regulatory environment, persistent weakness in housing demand, and shifts in developers’ marketing strategies. These factors, combined with reduced liquidity among developers and increased buyer hesitancy, further contributed to the decline in demand for our marketing services. As the industry transitions through this prolonged adjustment period, both buyers and developers have adopted a more cautious and cost-sensitive approach, which has continued to exert downward pressure on our marketing service revenue in 2023.

Listing Services. Our listing service revenue, primarily generated from real estate agents subscribing to our platform to upload secondary home listings, decreased by 40.9% year-over-year in 2023, following a 57.9% decline in 2022 compared to 2021. This segment experienced a larger decline compared to our marketing services, reflecting the prolonged weakness and continued challenges faced by the secondary home market. While the removal of pandemic-related restrictions in late 2022 helped ease some logistical barriers, the recovery in transaction volumes remained limited throughout 2023 due to persisting market uncertainties.

The secondary home market remained weak in 2023 due to limited buyer demand and continued pressure on agent activity. Although pandemic-related restrictions were lifted in late 2022, recovery in listing volumes was slow. Homebuyers remained cautious, and many real estate agents reduced their level of engagement or exited the market. In addition, tighter credit conditions and reduced market liquidity further contributed to the low transaction volume. As a result, listing service revenue declined significantly during the year.

Leads Generation Services. Our leads generation service revenue, primarily driven by new home projects from real estate developers, decreased by 14.4% year-over-year in 2023, following a 57.0% decline in 2022 compared to 2021. The decline in 2023 reflected continued weakness in the real estate market, particularly in new home sales. Although COVID-related restrictions were lifted in late 2022, the recovery in buyer interest and site visit activity remained limited throughout 2023, resulting in reduced demand from developers for leads generation services. A smaller portion of our leads generation services is related to secondary home and rental listings, which also saw weaker demand during the year. Overall, revenue from this segment continued to be affected by low transaction volumes and cautious market sentiment.

Financial Services. Our financial service revenue, primarily derived from secured consumer loans to individuals, declined by 52.9% in 2023, following a decrease of 26.9% in 2022 compared to 2021. The decline over the two-year period was mainly due to lower loan issuance, reduced average loan balances, and more conservative credit policies. These changes reflected weaker demand for personal financing, heightened credit risks, and a more cautious lending environment driven by economic and regulatory factors.

Other Services. Other service revenue, primarily from licensing agreements with local agencies, increased by 58.6% year-over-year in 2023, following a 31.0% decline in 2022. We generate revenue by granting licenses to local agencies to use our brand and backend systems for real estate marketing. Other service revenue accounted for 4.3%, 5.8%, and 15.0% of our total revenue in 2021, 2022, and 2023, respectively. The increase in 2023 was primarily due to a low base in the prior year and improved performance from certain existing partners. Despite ongoing market challenges, this segment benefited from more stable license renewals and stronger execution by selected agencies.

Cost of Revenues

Cost of revenues primarily consists of staff costs, rental costs incurred in relation to server and bandwidth leasing fees, payments to third-party real estate agents, and other direct costs incurred in providing related services. As a percentage of total revenues, our cost of revenues was 11.2%, 15.2% and 15.8% in 2021, 2022, and 2023, respectively.

In 2023, our cost of revenues decreased by 35.5% year-over-year to US$7.9 million, primarily due to a reduction in staff costs, which declined by approximately US$2.7 million as we continued to streamline our operations in response to lower business volume. Reductions in rental and communication expenses also contributed to the overall decline.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 38.3% year-over-year in 2023, following a 51.5% decline in 2022. Our gross margin was 88.8%, 84.8% and 84.2% in 2021, 2022, and 2023, respectively.

Operating Expenses

The following table sets forth our operating expenses, in absolute amount and as a percentage of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%

	(US$ in thousands, except percentage)
Selling expenses	56,499	37.3%	30,783	28.5%	19,603	7.9%
General and administrative expenses	99,911	66.0%	77,509	71.6%	81,958	33.0%
Impairment of long-lived assets	—	—	—	—	151,097	60.9%
Other income, net	(5,040)	(3.3)%	(103)	(0.1)%	(4,633)	(1.8)%
Total	151,370	100.0%	108,189	100.0%	248,025	100.0%

Selling Expenses. Our selling expenses decreased by 36.3% in 2023 compared to 2022, following a 45.5% decline in 2022 compared to 2021. The overall decrease over the two-year period was primarily attributable to reductions in staff costs, distribution expenses, and promotional spending, as we streamlined operations and adjusted our marketing activities in response to lower business volume. These cost reductions were part of our broader efforts to manage expenses amid challenging market conditions.

General and Administrative Expenses. Our general and administrative expenses increased by 5.7% in 2023 compared to 2022, primarily due to attributable to certain non-recurring items and legal-related costs incurred during the year. In contrast, general and administrative expenses decreased by 22.4% in 2022 compared to 2021, mainly as a result of lower depreciation expenses and reduced management staff costs. The decrease in 2022 reflected the Company’s ongoing efforts to control costs and improve operational efficiency in response to a challenging market environment.

Impairment of long-lived assets. In 2023, against the backdrop of a deteriorating global economic environment, we identified impairment indicators related to buildings and land use rights. As a result, we performed recoverability assessments and recorded an impairment charge of US$151.1 million based on the estimated fair values of these assets. No such impairment charges were recognized in 2021 or 2022.

Other Income, net Our other income, primarily derived from net rental income generated by properties we own, increased significantly to US$4.6 million in 2023, compared to US$0.1 million in 2022. The increase was mainly attributable to the recovery of rental operations and improved occupancy rates as pandemic-related disruptions eased. In 2022, other income declined sharply from US$5.0 million in 2021, primarily due to lower rental income and reduced utilization of our property assets during periods of restricted market activity.

Interest Income

Our interest income decreased to US$6.0 million in 2023, compared to US$6.9 million in 2022 and US$11.9 million in 2021. The decline in 2022 was primarily due to a reduction in cash balances following significant debt repayments made in the second half of 2021 and during 2022. Interest income further declined in 2023 as average cash balances continued to decrease during the year.

Interest Expenses

Our interest expenses primarily consist of interest incurred from bank borrowings, bonds, and convertible senior notes. Interest expenses declined steadily from 2021 to 2023, primarily due to the full repayment of our convertible senior notes in 2021 and continued repayments of bank borrowings during 2022 and 2023. Although the Company entered into new long-term borrowings in the late 2023, the impact on interest expenses for the year was limited due to the timing of the borrowings. As a result, interest expenses decreased to US$8.1 million in 2023, compared to US$10.8 million in 2022, and US$16.7 million in 2021.

Change in Fair Value of Securities

The fair value changes of our securities recorded losses of approximately US$1.5 million in 2023, income of US$0.8 million in 2022, and losses of US$19.1 million in 2021. These income and losses primarily reflect the broader market conditions and fluctuations during these years, which influenced the valuation of our investment holdings.

Investment Income, Net

Our investment income primarily consisted of gains and losses from the disposal of long-term investments, with several disposals resulting in net losses. In 2021, we disposed of two major long-term investments that generated gains, leading to a significant increase in investment income for that year.

Income Tax Expenses

Our effective tax rate was -599.6%, 89.9%, and -13.2% in 2021, 2022 and 2023, respectively. In 2023, our effective tax rate was -13.2%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$47.1 million, (2) a US$10.4 million tax benefit from tax holidays or preferential tax rates, and (3) a US$2.3 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities. These were partially offset by: (1) a research and development super deduction benefit of US$1.8 million and (2) a US$19.2 million reversal of previously recorded unrecognized tax benefits due to the expiration of the applicable statute of limitations, and (3) a US$15.3 million decrease in valuation allowance,.

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

In 2021, our effective tax rate was -599.6%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$8.3 million, (2) a US$12.7 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities, (3) US$7.9 million in valuation allowance changes, (4) expiration of loss carry forwards of US$1.7 million, (5) the effect of tax holidays or preferential tax rates in the amount of US$4.8 million. These were partially offset by: (1) a research and development super deduction benefit of US$3.5 million, and (2) a US$12.5 million reversal of previously recorded unrecognized tax benefits because of expiration of statutory limitation.

B.Liquidity and Capital Resources

We have consistently managed our liquidity requirements through a combination of cash generated from operations, strategic use of bank borrowings, short-term bonds, and various equity financings. As of December 31, 2023, we maintained cash and cash equivalents of US$86.1 million, current restricted cash of US$4.3 million, and short-term investments of US$106.5 million. These figures compare to US$106.0 million, US$1.2 million, and US$108.8 million, respectively, as of December 31, 2022, reflecting our proactive approach to managing our liquidity amidst evolving market conditions.

The fluctuations in cash and cash equivalents over the past three years primarily reflect changes in our financing and investment activities, including debt repayments and adjustments to our investment portfolio. These movements are consistent with our ongoing efforts to manage liquidity conservatively and maintain flexibility to support business operations under evolving market conditions.

As of December 31, 2023, our current liabilities were significantly reduced to US$214.8 million from US$354.4 million in 2022, driven by a reduction in short-term loans and current portion of long-term loans. Additionally, our non-current liabilities increased to US$348.3 million from US$262.7 million in 2022, primarily due to new long-term bank borrowings obtained during 2023 to optimize the maturity profile of our debt and reduce reliance on short-term financing.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated.

	For the Years Ended December 31,
	2021	2022	2023

	(US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	2,743	(16,061)	(9,991)
Net cash generated from (used in) investing activities	23,864	70,855	(41,851)
Net cash generated from (used in) financing activities	(90,691)	(340,836)	33,356
Exchange rate effect on cash, cash equivalents and restricted cash	1,427	(1,464)	(1,436)
Net decrease in cash, cash equivalents and restricted cash	(62,657)	(287,506)	(19,922)
Cash, cash equivalents and restricted cash at beginning of year	460,522	397,865	110,359
Cash, cash equivalents and restricted cash at end of year	397,865	110,359	90,437

Net Cash Generated from (Used in) Operating Activities

In 2023, we recorded a net cash outflow from operating activities of US$10.0 million, compared to an outflow of US$16.1 million in 2022 and an inflow of US$2.7 million in 2021. The outflow in 2023 was primarily attributable to the net loss of US$179.7 million, partially offset by non-cash adjustments such as impairment of property and equipment and land use-right of US$151.1 million, depreciation of US$21.7 million, and provisions for credit losses of US$30.4 million. Working capital net changes also negatively affected cash flows.

The outflow in 2022 was primarily due to a net loss of US$75.6 million, partly offset by depreciation and provisions for credit losses, while working capital changes such as increases in accounts receivable and prepayments further reduced operating cash flows. The positive cash flow in 2021 reflected a lower net loss and favorable working capital movements, along with consistent non-cash adjustments including depreciation and credit loss provisions.

Net Cash Generated from (used in) Investing Activities

In 2023, our investing activities generated a net cash outflow of US$41.9 million, compared to inflow of US$70.9 million in 2022 and US$23.9 million in 2021. The outflow in 2023 was primarily driven by acquisition of short-term investment, and an investment of US$14.5 million in acquiring more equity interests in CIH, as well as a cash payment of US$56.4 million to CIH, offset by proceeds from the disposal of short-term and equity investments. The inflows in prior years were also largely driven by investment disposals, partially offset by expenditures related to the acquisition of property, equipment. These fluctuations reflect adjustments in line with our evolving operational requirements and asset allocation strategies.

Net Cash Generated from (Used in) Financing Activities

In 2023, our financing activities resulted in a net cash inflow of US$33.4 million, mainly due to new long-term borrowings of US$126.6 million, partially offset by loan and bond repayments of US$94.6 million. This marks a shift from the significant outflows in 2022 and 2021, which were US$340.8 million and US$90.7 million, respectively, primarily driven by large-scale loan repayments and the redemption of convertible senior notes. The inflow in 2023 reflects our proactive approach to securing longer-term financing to support business operations while continuing to manage near-term obligations.

Capital Expenditures

Our capital expenditures were US$38.9 million, US$10.8 million and US$1.0 million in 2021, 2022 and 2023, respectively. We still have ongoing projects that require capital expenditures, including property construction and development. However, given our current liquidity and overall conditions, we plan to approach future capital spending cautiously. While we anticipate some capital expenditures to support business growth, these investments will be carefully managed.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

C.Research and Development, Patents and Licenses, etc.

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

D.Trend Information

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

As of the date of this report, other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity, or capital resources, or that would render our historical financial information not necessarily indicative of future performance.

E.Off-Balance Sheet Arrangements

We do not currently have any material outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our significant contractual obligations as of December 31, 2023.

	Payment due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(US$ in thousands)
Loan principal and interest expense obligation	185,085	17,515	34,610	30,911	102,049
Capital commitments	4,367	4,367	—	—	—
Bond payable	50,590	50,590	—	—	—

G.Safe Harbor

See “Forward Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Vincent Tianquan Mo	61	Executive chairman of the board of directors and director
Jian Liu	49	Chief executive officer and director
Shaohua Zhang	62	Independent director
Howard Huyue Zhang	55	Independent director
Changming Yan	61	Independent director
Shihang Dong	34	President
Frank Hua Lei	45	Chief investment officer
Lili Chen	36	Deputy chief financial officer

Vincent Tianquan Mo has served as our executive chairman of our board of directors and director, a member of the nominating and corporate governance committee and the compensation committee of our board of directors since November 1, 2024. Mr. Mo is our founder and previously served as our director and executive chairman of the board of directors from 1999 to February 2022. Prior to founding our company, Mr. Mo held positions as Executive Vice President at Asia Development and Finance Corporation from 1996 to 1998, and as General Manager for Asia at Teleres, a joint venture of Dow Jones & Co. and AEGON US which provides online commercial real estate information services from 1994 to 1996. He holds a bachelor’s degree in engineering from South China University of Technology, a master’s degree of science degree in business administration from Tsinghua University and a master of arts degree and Ph.D. candidate in economics at Indianan University.

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

Changming Yan has served as an independent director of our company, a member of the audit committee and the compensation committee of our board of directors, and a member and the chair of the nominating and corporate governance committee of our board of directors since June 2020. Mr. Yan founded Cada Resource International Limited, a company engaged in high-tech development and mineral resource industry, and has been its president since 1996. Mr. Yan also serves as the president of Tsinghua University Alumni Association (Hong Kong). He was the vice chairman of the Western Returned Scholars Association of China from 2008 to 2013. Mr. Yan had been awarded as one of the top ten overseas returned entrepreneurs in China in 2002. Mr. Yan received a bachelor’s degree and a master’s degree from Tsinghua University in engineering and a master’s degree from University of Ottawa in engineering.

Shihang Dong has served as our president since January 2021. Mr. Dong joined our company in 2014 and has since accumulated extensive experience in us. In particular, Mr. Dong has served as the vice president of our company and the general manager of our new home business since 2019 and 2020, respectively.

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

Lili Chen has served as our deputy chief financial officer since January 2024, in charge of financial affairs of our company. Ms. Chen has also served as the deputy chief financial officer of China Index Holdings Limited since January 2021, and served as the financial controller of China Index Holdings Limited from January 2018 to December 2020. Ms. Chen served as the director of the Beijing financial management center of our company from 2017 to 2018, a senior financial manager at our company from 2015 to 2016, and as a financial manager at our company from 2014 to 2015. Ms. Chen holds a bachelor’s degree and a master’s degree in finance from La Trobe University at Melbourne, Australia.

B.Compensation

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

For the year ended December 31, 2023, we paid an aggregate cash compensation of approximately US$342 (RMB2,425,060) to our directors and executive officers as a group. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. As of the date of this annual report, we had awarded to several of our employees and directors options to purchase 9,708,100 ordinary shares of our company under the 1999 Stock Incentive Plan. As of December 31, 2023, options to purchase 2,738,250 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

a.Standard Stock Options

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

b.Special Stock Options

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

In 2018, we extended the expiration date of share options to purchase 518,175 ordinary shares granted under the 1999 Stock Incentive Plan to certain employees for a term of period ranging from two days to nine years. These stock options had expired prior to December 31, 2017. The awards granted were fully vested as of the extension date. These transactions were accounted for as new grant. The total incremental share-based compensation of US$2.8 million resulting from such new grant was fully recognized in 2018.

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

a.Eligible Participants

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

b.Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 2010 Stock Incentive Plan may not in the aggregate exceed 10.0% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any preferred shares in issue from time to time. As of the date of this annual report, there were outstanding options to purchase 1,961,090 of our ordinary shares under the 2010 Stock Incentive Plan, of which options to purchase 1,961,090 ordinary shares were exercisable.

c.Price of Ordinary Shares

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

d.Performance Criteria

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

e.Time of Exercise of Options

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

f.Administration

Our board of directors has established a stock option committee, comprised of a single member, Mr. Mo, to administer the 2010 Stock Incentive Plan with respect to option grants to non-officer/director employees as well as consultants. Our compensation committee has the authority under the 2010 Stock Incentive Plan to determine stock option grants to our officers and directors.

g.Termination

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

a.Eligible Participants

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

b.Maximum Number of Ordinary Shares

The maximum number of ordinary shares in respect of which options may be granted for each fiscal year during which the 2015 Stock Incentive Plan is effective may be up to 1.5% of our outstanding ordinary shares as of the last day of the previous fiscal year. As of the date of this annual report, there were outstanding options to purchase1,121,480 of our ordinary shares under the 2015 Stock Incentive Plan, of which options to purchase 1,121,480 ordinary shares were exercisable.

c.Price of Ordinary Shares

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

d.Performance Criteria

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

e.Time of Exercise of Options

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

f.Dissolution, Liquidation or Change in Control

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

g.Termination

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

C.Board Practices

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

Mr. Yu Huang, our independent director of our board of directors and a member of the audit committee of our board of directors, resigned from our board of directors and the audit committee, effective from April 13, 2024.

Mr. Richard Jiangong Dai, our executive chairman of our board of directors, resigned from our board of directors, the nominating and corporate governance committee and the compensation committee of our board of directors, effective from November 1, 2024, replaced with Mr. Vincent Tianquan Mo, who was appointed as a director and the executive chairman of our board of directors, a member and the chair of the compensation committee, and a member of the nominating and corporate governance committee of our board of directors, effective from the same date.

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

Compensation Committee. Our compensation committee consists of Mr. Mo, who chairs our compensation committee, and Changming Yan.

Our compensation committee is responsible for:

●	Establishing our general compensation philosophy, and, in consultation with senior management, overseeing the development and implementation of compensation programs.
●	At least annually, reviewing and evaluating and, if necessary, revising our compensation plans, policies and programs adopted by the management.

●	At least annually, reviewing and approving corporate goals and objectives relevant to compensation of the CEO and evaluate the CEO’s performance in light of those goals and objectives.
●	At least annually, either as a committee or together with the other independent directors (as directed by our board of directors), determining and approving, based on the evaluation described above, all compensation arrangements with the CEO including, without limitation: (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits. In determining the long-term incentive component of the CEO’s compensation, the compensation committee shall consider our performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years. The compensation committee may choose to discuss the CEO’s compensation with the board of directors.
●	Reviewing and approving, or making recommendations to our board of directors with respect to our non-CEO executive officer compensation, incentive-compensation plans and equity-based plans. The compensation committee shall attempt to ensure that our compensation scheme is effective in retaining and attracting key employees, implements business strategies and objectives for enhanced shareholder value, and is administered in a fair and equitable manner consistent with our compensation philosophy. The compensation committee shall also seek the input of the CEO with respect to the performance evaluation and compensation of executives other than the CEO.
●	Periodically reviewing the compensation of our directors and approving changes or making recommendations to our board of directors with respect thereto.
●	Evaluating periodically the internal equity and external competitiveness of compensation of the CEO, the other executive officers, and key management personnel and initiating actions or recommending changes to our board of directors, as appropriate.
●	Advising on the setting of compensation for officers whose compensation is not subject to the approval of the compensation committee.
●	Managing and reviewing annually and approving any long-term incentive compensation or equity or stock option plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans. With respect to each plan the compensation committee shall have responsibility for:
●	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate;
●	certifying that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation;
●	approving all amendments to, and terminations of, all compensation plans and any awards under such plans or any inducement grant of options made to a person not previously an employee or director;
●	granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including stock options and other equity rights (e.g., restricted stock or stock purchase rights);
●	approving which executive officers are entitled to awards under our stock option plan(s);
●	repurchasing securities from terminated employees; and
●	conducting an annual review of all compensation plans, including reviewing each plan’s administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of each plan’s internal and external administrators if any duties have been delegated.

●	Reviewing and approving officer and director indemnification and insurance matters.
●	Reviewing and approving any employee loan in an amount equal to or greater than US$250,000 unless such transaction is subject to the approval of the audit committee as a related-party transaction.
●	Reviewing and considering on an annual basis whether the compensation policies and practices for all employees are reasonably likely to have a material adverse effect on us in accordance with SEC rules.
●	Providing the compensation committee reports on executive compensation to our board of directors.
●	Receiving, reviewing and conferring with the audit committee with respect to any concerns raised by any parties directly or indirectly to the compensation committee and take action in response to such concerns as may be deemed appropriate by the compensation committee.
●	Reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC.
●	Administering, interpreting and taking all other actions necessary or appropriate as granted to the compensation committee under our executive compensation and other plans.
●	Directing any officer or employee or request any employee of our advisors, consultants or counsel or such other individual as it may deem appropriate to attend a compensation committee meeting or meet with any compensation committee members.
●	Reviewing the compensation committee’s charter on an annual basis and recommend changes, as appropriate, to our board of directors.
●	Evaluating the performance of the compensation committee on an annual basis. In conducting such self-evaluation, the compensation committee shall evaluate whether its charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate to the board for consideration. The compensation committee shall address all matters that it considers relevant to its performance, including at least, the adequacy, appropriateness and quality of the information and recommendations presented by it to the board of directors, the manner in which they were discussed or debated, and whether the number and length of meetings of the compensation committee were adequate for it to complete its work in a thorough and thoughtful manner.

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

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected or appointed. An appointment of a director may be on terms that a director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Officers are elected by and serve at the discretion of our board of directors.

D.Employees

We had 959 and 1,503 employees as of December 31, 2023 and 2022, respectively. The decline in 2023 was primarily due to restricting and operating strategy adjustment. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

Function	Number
Editorial and production	122
Sales and marketing	510
Management and general administrative	178
Technical and research	149
Total	959

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

E.Share Ownership

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

					Percentage of
					Aggregate
	Ordinary shares beneficially owned				Voting
	Class A No.	Percent	Class B No.	Percent	Power(1)
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities(2)	30,051,898	45.5%	21,586,290	88.7%	79.5%
Digital Link Investments Limited(3)	*	*	2,750,360	11.3%	8.9%
General Atlantic Singapore Fund Pte. Ltd.(4)	11,106,440	16.8%	—	—	3.6%
Evenstar Capital Management Limited and its affiliated entities(5)	12,970,340	19.6%	—	—	4.2%
Directors and Executive Officers:
Mr. Vincent Tianquan Mo (2)	30,051,898	*	21,586,290	88.7%	79.5%
Jian Liu	*	*	—	—	*
Howard Huyue Zhang	—	—	—	—	—
Changming Yan	—	—	—	—	—
Shaohua Zhang	—	—	—	—	—
Zhihong Zhang	*	*	—	—	*
Frank Hua Lei	*	*	—	—	*
Shihang Dong	*	*	—	—	*
Lili Chen	—	—	—	—	—
All directors and executive officers as a group	30,209,035	45.8%	21,586,290	88.7%	79.5%
*	Less than 1.0% of total outstanding voting securities on an as converted basis.
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

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of April 2, 2024, of the 90,357,329 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 64.65% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions

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

In anticipation of our originally proposed acquisition of a controlling stake in Wanli and the sale of a portion of our equity interest in our subsidiaries to Wanli (which was terminated in February 2017), in December 2015, we underwent an internal restructuring, whereby we terminated all of our previous structure contracts and caused Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network, our then wholly-owned PRC subsidiaries, to enter into the 2016 Structure Contracts with our consolidated controlled entities, with terms and conditions substantially similar to those of our previous structure contracts. Under the 2016 Structure Contracts, the equity interests of our consolidated controlled entities were held by our nominee shareholders, i.e., Mr. Vincent Tianquan Mo, executive chairman of our board of directors, Mr. Richard Jiangong Dai, and certain wholly-owned subsidiaries of theirs, and we exercised effective control over our consolidated controlled entities through Beijing Zhong Zhi Shi Zheng and Jia Tian Xia Network.

Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Network Technology Development Co., Ltd. and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing TuoShi, our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into supplemental agreements, pursuant to which Mr. Jiangong Dai transferred all his rights, obligations and responsibilities under certain Structure Contracts to Mr. Jianning Dai. In 2018, we entered into new series of Exclusive Call Option Agreements with certain of our PRC subsidiaries, for the purpose of including Fang Holdings Limited as a party of the Exclusive Call Option Agreement. In 2020, we also entered into a supplemental agreement, pursuant to which Fang Holdings Limited transferred all the rights and responsibilities under certain Structure Contract to its subsidiary. For the purpose of business adjustments, Beijing JTX Technology and Beijing Internet underwent a split-off in December 2022 and January 2023 respectively. Following the split-off restructuring, the newly established subsidiaries entered into contractual agreements with Jia Tian Xia Network Technology, the terms of which are substantially similar to our previous structure contracts.

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

Software License Agreement

We have entered into a software license agreement with CIH in 2019, pursuant to which, we agree to license the right of using certain of our software, at annual royalty fee of RMB500,000 (US$71,821), subject to adjustment. This agreement was terminated at the end of 2022.

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

Lease Framework Agreement

We and CIH have entered into a lease framework agreement, pursuant to which we agree to lease properties owned by us or our affiliates to CIH at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on CIH’s actual demands. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us. The lease income received from CIH under this agreement was US$1,118, US$1,261, and US$1,204 for the years ended December 31, 2021, 2022, and 2023, respectively.

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

Settlement Agreement

On September 27, 2023, the Company and Mr. Vincent Tianquan Mo, founder and controlling shareholder of the Company entered into a settlement agreement (the “Settlement Agreement”) with Evenstar Master Fund SPC, Evenstar Special Situations Limited (together with Evenstar Master Fund SPC, the “Evenstar”), pursuant to which Evenstar discontinued proceedings brought against the Company and Mr. Vincent Tianquan Mo in the Grand Court of Cayman Islands entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein, and the Company shall transfer US$4.0 million to Evenstar.

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

Renewal of Short-term Loan

In December 2024, the short-term loan of US$1,412, which was obtained in December 2023 and was scheduled to mature in December 2024, was renewed for an additional one-year term. The loan bears a fixed annual interest rate of 3.1% and remains secured by the same property located in Beijing, which is owned by a PRC company ultimately controlled by Mr. Vincent Tianquan Mo, the Executive Chairman of the Board and the controlling shareholder of the Company.

Other Related Party Transactions

We had relationships with the following related parties in 2023:

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

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The deemed rental expense of US$0.2 million, US$0.2 million and US$0.2 million for 2021, 2022 and 2023, respectively, and the corresponding shareholder contribution were included in our consolidated financial statements.

In April 2013, we entered into an agreement with Beihai Silver Beach, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. The management fees incurred for the years ended December 31, 2021, 2022 and 2023 were US$0.4 million, US$0.3 million and US$0.6 million, respectively.

We entered into certain agreements with CIH regarding listing services for commercial properties, office building leases, IT services and software licenses. During period from the completion of the separation of CIH from us to December 31, 2023, the service fees above incurred by CIH for the years ended December 31, 2021, 2022 and 2023 were US$2.4 million, US$2.4 million and US$7.1 million, respectively.

As of December 31, 2021, 2022 and 2023, we had US$1.5 million, US$4.3 million and US$1.0 million, respectively, due from our related parties, and had US$92.1 million, US$90.5 million and US$34.7 million, respectively, due to our related parties.

For more details of our related party transactions, see Note 16 to our consolidated financial statements included elsewhere in this annual report.

Stock Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Options.”

C.Interests of Experts and Counsels

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.Offer and Listing Details

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

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been quoted on the OTC market under the symbol “SFUNY” after the NYSE suspended the trading of our ADSs on May 18, 2022. Our ADSs are currently quoted on the OTC Expert Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We incorporated by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our current report on Form 6-K originally filed with the SEC on November 23, 2022. Our shareholders adopted our sixth amended and restated memorandum and articles of association by a special resolution on December 27, 2022.

C.Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” and elsewhere in this annual report.

D.Exchange Controls

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

The implementing rules for the New EIT Law, last amended on December 6, 2024 and became effective on January 20, 2025, defines “de facto management organization” as the body that exercises substantial and comprehensive control over the production, operation, personnel, accounting, property and other factors of an enterprise. SAT issued Circular 82 in April 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners in China, like us, the determining criteria set forth in Circular 82 may reflect SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. On January 29, 2014, SAT issued the Notice concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, amended some provisions of Circular 82.

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

E.Taxation

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

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares or the ADSs be subject to Cayman Islands income or corporate tax.

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

We may have been a PFIC for our 2023 taxable year and may be a PFIC in the current or future taxable years. Our expectations are based on assumptions as to our projections of the value of our outstanding shares and of the other cash that we will hold and generate in the ordinary course of our business. We have not conducted a separate appraisal of the values of our assets for this purpose. Although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. There can be no assurance that we will not be a PFIC in the current or any future taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could become or remain a PFIC, for example, if our market capitalization (i.e., our share price multiplied by the total number of our outstanding ordinary shares) at any time in the future is sufficiently low, if it is determined that we are not the owner of our consolidated controlled entities for U.S. federal income tax purposes, or if our business and assets evolve. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets such as short-term and long-term investments that are readily convertible into cash increases the risk that we will be classified as a PFIC. In addition, there is no assurance that the Internal Revenue Service, or IRS, will agree with our determination as to whether the assets and the income derived from our assets constitute passive assets and income under the PFIC rules. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on display

We previously filed with the SEC our registration statement on Form F - 1 (Registration No. 333 - 169170), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC our registration statement on Form F - 6 (Registration No. 333 - 194651) to register our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20 - F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short - swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Our website is www.fang.com. We make our annual reports on Form 20 - F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide electronic or paper copies of our annual reports free of charge to our shareholders and ADS holders upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company - C. Organizational Structure.”

J.Annual Report to Security Holders

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2021, 2022 and 2023, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our loss for 2021 would have been US$0.9 million lower, our loss for 2022 would have been US$3.6 million lower and our loss for 2023 would have been US$8.60 million lower. See “Item 3.D. Key Information—Risk Factors—Risks related to doing business in China—Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares, ADSs or notes and result in foreign currency exchange losses.”

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured notes classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2023, we had US$146.1 million in cash and cash equivalents, restricted cash, long-term deposits and fixed-rate time deposits classified as short-term investments, 82.8% and 17.2% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2023, we had US$52.3 million of short-term investment in the Structured Note. The repayments of the principal and interests of the 2023 Bonds received by Guotai Junan Financial Products Limited , or GTJA, are required to settle the Structured Note. We actively monitor the risks of default of the 2020 Bonds to limit the exposure to credit risk of the Structured Note. The 2023 Bonds refer to the RMB-denominated structured bonds originally issued by Fang Holdings Limited through a domestic trust structure on October 29, 2019, with an initial principal amount of RMB720 million. On September 21, 2023, the Company entered into a new trust agreement with GTJA, which continued the terms and structure of the prior arrangement. This new agreement was executed as a contractual continuation of the original structured note and extended the maturity to October 21, 2024. In connection with the execution of this agreement, the Company redeemed 50% of the outstanding principal and received the corresponding cash repayment. As a result, 50% of the original investment remained outstanding as of December 31, 2023, and was classified as a current asset due to its maturity within one year.

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

We are also exposed to default risk on our loans receivables. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2023, no single borrower comprised a significant portion of our loan portfolio.

We regularly review the creditworthiness of real estate developers and require collateral from real estate developers in certain circumstances when commitment deposits become overdue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Material Modifications to the Rights of Security Holders

None.

B.Use of Proceeds

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the existence of a material weakness, as described below.

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

Notwithstanding the identified material weakness, management, including our chief executive officer and deputy chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-169170). This code is publicly available on our website at ir.fang.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, for the years ended December 31, 2023 and 2022, respectively. Save as disclosed below, we did not pay any other fees to GGF during the periods indicated below.

	For the Year Ended December 31,
	2023	2022

	(U.S. dollars in thousands)
Audit fees (1) - GGF	325	654
(1)	Audit fees are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements. We accrued expenses of US$0.3 million and US$0.6 million for the years ended December 31, 2023 and 2022 related to independent registered public accounting firms.

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

ITEM 16G. CORPORATE GOVERNANCE

Fang is an exempted company incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, Fang’s corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Exhibit No.

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

Exhibit No.

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

Exhibit No.

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

4.60

Form of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited. (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F for the period ended December 31, 2019 filed with the SEC on May 27, 2020)

4.60.1

Schedule of Supplemental Agreement to the Structure Contracts among Fang Holdings Limited, Mr. Mo and/or Mr. Jiangong Dai and/or Mr. Jianning Dai and/or other shareholders of a consolidated controlled entity, the consolidated controlled entity and certain PRC subsidiaries of Fang Holdings Limited. (incorporated by reference to Exhibit 4.60.1 to our annual report on Form 20-F for the period ended December 31, 2019 filed with the SEC on May 27, 2020)

Exhibit No.

4.61

Settlement Agreement among Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, Evenstar Special Situations Limited, Fang Holdings Limited and Mr. Mo. (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed with the SEC by Evenstar Capital Management Limited)

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

4.66*	Placing Agreement between Fang Holdings Limited and CNCB (Hong Kong) Capital Limited dated October 10, 2023
8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of GGF CPA Limited.
16.1

Letter dated May 14, 2019 from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

97.1	Insider Trading Policy (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
97.2*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: May 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fang Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of long-lived assets with impairment indicators

As disclosed in Notes 2, 8 and 9 to the consolidated financial statements, the carrying value before impairment of property and equipment and operating lease right-of-use assets cumulatively amounted to $635.9 million, as of December 31, 2023. The Company evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company groups the long-lived assets at the lowest level for which identifiable cash flows being independent of the cash flows of other assets and liabilities. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value. In determining the fair value of its long-lived asset groups, the Company considers the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset group and the price market participants would pay for the long-lived asset group. During the year ended December 31, 2023, the Company recorded an impairment charge of $151.1 million related to the long-lived assets.

We identified the impairment assessment of long-lived assets as a critical audit matter due to the material balance on the balance sheet and significant judgement and assumptions were used by the Management in determining the future cash flows, particularly revenues expected to be generated from the usage of the long-lived asset groups and estimates of the price market participants would pay for the long-lived asset group. These significant assumptions are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to Management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The primary procedures we performed to address this critical audit matter included the following:

-We obtained an understanding over the Company’s long-lived asset impairment assessment process and walked through how management made the significant assumptions described above.

-To test the Company’s impairment assessment of its long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenues expected to be generated from the intended usage of the asset group to the actual revenues generated in recent historical periods and current industry, market and economic trends. We evaluated the valuation methodologies used by the Company and compared their estimates against a range of estimates that were independently developed by us using external data.

-We also evaluated the financial statements disclosures included in Notes 2, 8 and 9 to the consolidated financial statements.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2024.

Guang Zhou, People’s Republic of China

May 7, 2025

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		106,015	86,123
Restricted cash, current		1,185	4,314
Short-term investments	4	108,805	106,520
Accounts receivable, net	5	31,447	22,252
Prepayments and other current assets	6	109,047	67,724
Loans receivable, net	7	46,662	32,373
Amounts due from related parties	16	4,270	1,045
Total current assets		407,431	320,351

Non-current assets:
Property and equipment, net	8	635,453	469,360
Deferred tax assets	14	4,944	17,208
Restricted cash, non-current portion		3,159	—
Long-term investments	4	97,857	104,526
Long-term time deposits	4	—	1,412
Right-of-use assets	9	31,094	16,161
Other non-current assets		28,985	17,993
Total non-current assets		801,492	626,660
Total assets		1,208,923	947,011

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans	10	42,978	17,515
Bond payable	11	103,380	50,590
Deferred revenue		49,763	56,343
Accrued expenses and other liabilities	12	66,858	54,216
Income tax payable		898	1,468
Amounts due to related parties	16	90,526	34,676
Total current liabilities		354,403	214,808

Non-current liabilities:
Long-term loans, less current portion	10	59,823	167,570
Deferred tax liabilities	14	62,591	62,742
Other non-current liabilities		140,302	117,994
Total non-current liabilities		262,716	348,306
Total liabilities		617,119	563,114

Commitments and contingencies	18	—	—

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2022 and 2023, respectively; 66,020,679 shares outstanding as of December 31, 2022 and 2023, respectively.	13	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2022 and 2023, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	13	3,124	3,124
Additional paid-in capital		545,173	545,364
Accumulated other comprehensive loss		(9,031)	(37,408)
Retained earnings (accumulated deficit)		154,577	(25,144)
Less: Treasury shares (5,755,007 shares as of December 31, 2022 and 2023, respectively.)	13	(111,283)	(111,283)
Total shareholders’ equity		591,804	383,897
Total liabilities and shareholders’ equity		1,208,923	947,011

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		Year Ended December 31,
	Note	2021	2022	2023
		US$	US$	US$
Revenues
Marketing services		70,426	37,187	16,722
Listing services		31,128	13,105	7,749
Leads generation services		36,654	15,760	13,499
Financial services		13,290	9,716	4,572
Other services		6,835	4,713	7,473
Total revenues		158,333	80,481	50,015

Cost of services		(17,799)	(12,267)	(7,909)
Gross profit		140,534	68,214	42,106

Operating income (expenses)
Selling expenses		(56,499)	(30,783)	(19,603)
General and administrative expenses		(99,911)	(77,509)	(81,958)
Impairment of long-lived assets		—	—	(151,097)
Other income, net		5,040	103	4,633
Operating loss		(10,836)	(39,975)	(205,919)

Foreign exchange gain		2,667	1,222	126
Interest income		11,925	6,854	5,958
Interest expense		(16,679)	(10,765)	(8,081)
Change in fair value of securities	4	(19,142)	828	(1,523)
Government grants		1,732	1,523	254
Investment income, net	4	34,253	523	2,100
Income (loss) before income taxes		3,920	(39,790)	(207,085)
Income tax benefit (expense )	14	(23,504)	(35,772)	27,364
Net loss		(19,584)	(75,562)	(179,721)

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		Year Ended December 31,
	Note	2021	2022	2023
		US$	US$	US$
Comprehensive income (loss)
Net loss		(19,584)	(75,562)	(179,721)
Foreign currency translation adjustments		34,089	(47,413)	(27,872)
Gain (loss) on intra-entity foreign transactions of long-term investment nature		756	(2,794)	(505)
Total comprehensive income (loss)		15,261	(125,769)	(208,098)

Net loss per share for Class A and Class B ordinary shares
Basic and diluted	20	(0.22)	(0.84)	(1.99)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	20	90,162,557	90,357,275	90,357,329

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(19,584)	(75,562)	(179,721)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share-based compensation	2,137	586	39
Depreciation of property and equipment	21,295	23,441	21,708
Amortization of right-of-use assets	2,747	1,956	2,131
Deferred tax benefits	(3,192)	(11,060)	(32,054)
Net allowance for credit loss for accounts receivable, loans receivable and other current assets	42,374	50,335	30,389
Impairment of property and equipment and land use right	—	—	151,097
Impairment of investment	390	270	—
Investment income	(34,253)	(523)	(2,100)
Change in fair value of securities	19,142	(828)	1,523
Amortization of transaction costs for structured note	124	136	—
Amortization of issuance costs and unamortized premium for convertible senior notes	(530)	—	—
Loss (gain) on disposal of property and equipment	707	(26)	(58)
Deemed rental expense (Note 16)	166	159	152

Changes in operating assets and liabilities:
Accounts receivable	(29,888)	(30,837)	8,383
Prepayments and other current assets	(48,863)	(10,898)	(3,183)
Loans receivable	(23,780)	48,440	14,932
Amounts due from related parties	(1,089)	(2,794)	3,242
Other non-current assets	(6,134)	(1,494)	5,045
Deferred revenue	(2,001)	(2,220)	5,750
Accrued expenses and other liabilities	(1,946)	8,571	(13,546)
Income tax payable	(1,691)	(678)	555
Amounts due to related parties	75,830	(323)	—
Other non-current liabilities	10,782	(12,712)	(24,275)
Net cash generated from (used in) operating activities	2,743	(16,061)	(9,991)

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of short-term investments	73,193	62,739	56,107
Proceeds from disposal of equity investments	51,840	32,204	23,014
Proceeds from disposal of property and equipment	16,459	33	65
Acquisition of property and equipment	(38,873)	(10,795)	(979)
Acquisition of short-term investments	(63,147)	(5,474)	(54,529)
Acquisition of long-term investments and time deposits	—	(17,770)	(15,891)
Cash collected from refund of prepayment for purchase properties	—	9,634	6,247
Proceeds from dividend distribution from equity investments	631	284	543
Cash repayments to related parties	—	—	(56,428)
Cash prepayment for purchase properties	(16,239)	—	—
Net cash generated from (used in) investing activities	23,864	70,855	(41,851)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	44	7	—
Proceeds from short-term loans	283,049	—	1,420
Proceeds from long-term loans	44,615	—	126,577
Repayment of loans	(334,086)	(340,843)	(43,527)
Repayment of bonds	—	—	(51,114)
Redemption of convertible senior notes	(84,313)	—	—
Net cash (used in) generated from financing activities	(90,691)	(340,836)	33,356
Exchange rate effect on cash, cash equivalents and restricted cash	1,427	(1,464)	(1,436)
Net increase (decrease) in cash, cash equivalents and restricted cash	(62,657)	(287,506)	(19,922)
Cash, cash equivalents and restricted cash at beginning of year	460,522	397,865	110,359
Cash, cash equivalents and restricted cash at end of year	397,865	110,359	90,437

Supplemental schedule of cash flow information:
Income tax paid	18,296	38,162	4,877
Interest paid	16,577	7,656	13,470
Settlement of convertible senior notes with 50% Paid by CIH	84,313	—	—
Recognition of operating right-of-use assets	2,493	1,387	479

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	2021	2022	2023
	US$	US$	US$
Cash and cash equivalents	120,652	106,015	86,123
Restricted cash, current	267,500	1,185	4,314
Restricted cash, non-current portion	9,713	3,159	—
Total cash, cash equivalents and restricted cash	397,865	110,359	90,437

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Income (Loss)
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Retained	Non controlling	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	Earnings	Interests	Equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	65,715,529	24,336,650	12,368	542,122	(117,183)	11,903	(5,572)	6,331	255,575	695	699,908
Net loss for the year	—	—	—	—	—	—	—	—	(19,584)	—	(19,584)
Disposal of a non-controlling interests subsidiary	—	—	—	—	—	—	—	—	—	(695)	(695)
Other comprehensive income
- Foreign currency translation adjustments	—	—	—	—	—	34,089	—	34,089	—	—	34,089
- Gain on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	756	756	—	—	756
Contribution from shareholder	—	—	—	166	—	—	—	—	—	—	166
Share-based compensation	—	—	—	2,137	—	—	—	—	—	—	2,137
Exercise of share options and vesting of unvested shares	304,910	—	—	—	5,896	—	—	—	(5,852)	—	44
Balance as of December 31, 2021	66,020,439	24,336,650	12,368	544,425	(111,287)	45,992	(4,816)	41,176	230,139	—	716,821

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Income (Loss)
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Retained	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	Earnings	Equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	66,020,439	24,336,650	12,368	544,425	(111,287)	45,992	(4,816)	41,176	230,139	716,821
Net loss for the year	—	—	—	—	—	—	—	—	(75,562)	(75,562)
Other comprehensive loss
- Foreign currency translation adjustments	—	—	—	—	—	(47,413)	—	(47,413)	—	(47,413)
- Loss on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	(2,794)	(2,794)	—	(2,794)
Contribution from shareholder	—	—	—	159	—	—	—	—	—	159
Share-based compensation	—	—	—	586	—	—	—	—	—	586
Exercise of share options and vesting of unvested shares	240	—	—	3	4	—	—	—	—	7
Balance as of December 31, 2022	66,020,679	24,336,650	12,368	545,173	(111,283)	(1,421)	(7,610)	(9,031)	154,577	591,804

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Loss
							Intra-entity
						Foreign	foreign		Retained
	Number of Ordinary			Additional		Currency	currency		earnings
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		(accumulated	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	deficits)	Equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	66,020,679	24,336,650	12,368	545,173	(111,283)	(1,421)	(7,610)	(9,031)	154,577	591,804
Net loss for the year	—	—	—	—	—	—	—	—	(179,721)	(179,721)
Other comprehensive loss
- Foreign currency translation adjustments	—	—	—	—	—	(27,872)	—	(27,872)	—	(27,872)
- Loss on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	(505)	(505)	—	(505)
contribution from shareholder	—	—	—	152	—	—	—	—	—	152
Share-based compensation	—	—	—	39	—	—	—	—	—	39
Balance as of December 31, 2023	66,020,679	24,336,650	12,368	545,364	(111,283)	(29,293)	(8,115)	(37,408)	(25,144)	383,897

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

The Company is principally engaged in the provision of marketing services, listing services, leads generation, financial services, and other services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2023 were as follows:

Company	Date of Establishment	Place of Establishment	Principal Activities
Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”)	December 17, 2003	PRC	Provision of marketing services and listing services

SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	November 28, 2002	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Provision of marketing services, leads generation services and listing services

Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”)	December 21, 2006	PRC	Provision of marketing services and listing services

Beijing Fangtianxia Technology Development Co., Ltd.	August 19, 2019	PRC	Provision of technology, leads generation and listing services

Xinjiang Tuo Shi Huan Yu Network Technology Co., Ltd.	November 29, 2017	PRC	Provision of technology, leads generation and listing services

Tianjin Sipu Era Technology Development Co., Ltd.	October 13, 2015	PRC	Provision of technology, leads generation and listing services

Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An”)	November 15, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”)	November 19, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	July 8, 2011	PRC	Provision of marketing services, rental services, leads generation services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	Provision of technology and information consultancy services

Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Beijing Li Man Wan Jia”)	July 25, 2012	PRC	Provision of technology, leads generation and information consultancy services

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd. (“Shanghai JBT Real Estate Broking”)	July 7, 2005	PRC	Provision of real estate agency services, marketing services and listing services

Tianjin Jia Tian Xia Network Technology Co., Ltd. (“Jia Tian Xia Network Technology”)	April 15, 2014	PRC	Provision of technology and information consultancy services

Hangzhou SouFun Network Technology Co., Ltd., (“Hangzhou SouFun Network”)	August 27, 2013	PRC	Provision of technology and information consultancy services

Wuhan SouFun Yi Ran Ju Ke Real Estate Agents Co., Ltd. (“Wuhan Yi Ran Ju Ke”)	December 13, 2013	PRC	Provision of real estate agency services, leads generation services and real estate information services

Hangzhou Ji Ju Real Estate Agents Co., Ltd.(“Hangzhou Ji Ju”)	December 23, 2013	PRC	Provision of real estate agency services and real estate information services

Fang Tian Xia Financial Information Service(Beijing) Ltd. (previously known as Beijing Tianxia Dai Information service Co., Ltd.)	April 9, 2014	PRC	Provision of finance information services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities
Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	January 19, 2015	PRC	Provision of Microfinance services

Beihai Tian Xia Dai Microfinance Co., Ltd.(“Beihai Tian Xia Dai Microfinance”)	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd.(“Shanghai BaoAn Enterprise”)	March 31, 2013	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“ShanghaiBaoAn Hotel”)	March 31, 2013	PRC	Operation and management of hotel, restaurant and other catering business

Chongqing Tian Xia Dai Microfinance Co., Ltd (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	Provision of microfinance services

Tianjin Jia Tian Xia Microfinance Co., Ltd.(“Tianjin Jia Tian Xia Microfinance”)	December 5, 2014	PRC	Provision of microfinance services

Guangzhou Fang Tian Xia Real Estate Broking Co., Ltd. (“Guangzhou Fang Tian Xia”)	March 9, 2015	PRC	Provision of real estate agency services

Chongqing Fang Tian Xia Real Estate Broking Co., Ltd. (“Chongqing Fang Tian Xia”)	May 27, 2015	PRC	Provision of real estate agency services

Hong Kong Property Network Limited (“HK Property”)	May 19, 2011	Hong Kong	Investment holding

Best Fang Holdings LLC	August 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	Investment holding

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows were as follows:

	As of December 31,
	2022	2023
	US$	US$
Total current assets	77,048	87,828
Total non-current assets	463,716	345,673
Total assets	540,764	433,501
Total current liabilities	287,779	179,698
Total non-current liabilities	119,881	205,391
Total liabilities	407,660	385,089

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

	Year Ended December 31.
	2021	2022	2023
	US$	US$	US$
Total revenues	105,227	53,211	33,401
Net loss	(1,853)	(28,504)	(119,022)

	Year Ended December 31.
	2021	2022	2023
	US$	US$	US$
Net cash used in operating activities	(158,738)	(154,091)	(74,524)
Net cash generated from investing activities	67,972	11,340	2,979
Net cash generated from (used in) financing activities	16,930	(55,084)	85,970

As of December 31, 2023, except for the restricted cash, current of US$2,551, restricted cash, and property and equipment of US$252,308, as well as the rental income receivables arising from the properties, which are pledged to secure bank borrowings (Note 10), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimated stand-alone selling prices of performance obligations, allowance for credit losses, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, share-based compensation expense, uncertain income tax positions and fair value of short term and long term investments. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

Foreign Currency Translation and Transactions

The functional currency of the Company and its non-PRC subsidiaries is the United States dollars (“US$”, “U.S. dollars”). The WFOEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries determine their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in preparing consolidated financial statements, The exchange rates presented below are based on the central parity rates published by the People’s Bank of China.

	As of December 31,		Years ended December, 31
	2022	2023	2021	2022	2023
RMB: 1USD	6.9646	7.0827	6.4531	6.7210	7.0431

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

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments in common stock over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Company initially records its investment in the common stock of an investee at cost. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. The Company adjusts the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and reports the recognized earnings or losses in the consolidated statements of comprehensive income (loss). When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). No impairment was recorded for equity method investments for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Starting from January 1, 2020, the Company adopted ASU No. 2016-13 and began estimating the allowance for credit losses to reflect expected credit losses over the contractual life of the loans. The Company assesses the allowance for credit losses primarily based on historical collection experience, borrower credit quality, and current and future economic conditions, including forward-looking information and changes in macroeconomic factors. For secured loans, the Company also considers the estimated fair value of the underlying collateral, less estimated costs to sell, when evaluating expected credit losses. The provision for credit losses represents management’s best estimate of expected losses inherent in the loans receivable portfolio. The Company utilizes projected risk parameters (e.g., probability of default and loss given default) developed based on historical loss experience and adjusted by qualitative factors to reflect current and forecasted economic conditions. These risk parameters incorporate observable data such as borrower repayment trends, recovery rates, collateral valuation trends, and credit quality indicators. The allowance is evaluated collectively for loans sharing similar risk characteristics.

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, short-term and long-term investments, loans receivable, short-term and long-term loans, bond payable, convertible senior notes and related derivative liabilities. As of December 31, 2022 and 2023, the carrying values of these financial instruments, and other than trading securities, restricted cash non-current portion, long-term investments, long-term loans, less current portion, convertible senior notes and related derivative liabilities, approximate their fair values due to the short-term maturity of these instruments. The investments accounted for at fair value and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2022 and 2023. This category includes all investments measured at fair value, including certain equity method investments for which the Company has elected to apply the fair value option as permitted under ASC 825. The carrying values of long-term loans, less current portion and restricted cash, non-current portion approximate their fair values, as the loans and restricted cash bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value.

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

Assets measured at fair value on a recurring basis as of December 31, 2022 and 2023 are summarized below:

Fair Value Measurement as of December 31, 2022
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	—	108,805	—	108,805
Investments accounted for at fair value	24,117	—	—	24,117

Fair Value Measurement as of December 31, 2023
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	—	106,520	—	106,520
Investments accounted for at fair value	3,260	—	31,211	34,471

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

The following table presents revenue disaggregated by nature of services:

	Year Ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Marketing services	70,426	37,187	16,722
Listing services	31,128	13,105	7,749
Leads generation services	36,654	15,760	13,499
Financial services	13,290	9,716	4,572
Other services	6,835	4,713	7,473
Total revenues	158,333	80,481	50,015

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

Financial Services

The Company provides secured loans in the form of mortgage loans and unsecured loans, primarily to borrowers that meet the Company’s credit assessment requirements. Revenues derived from loan interest income upon the actual receipt of cash payments from borrowers. The Company does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Unsecured loans stop accruing interest when 60 days past due and are classified as impaired loan.

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

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer. The Company recognized revenue of US$54,122, US$52,643 and US$12,669 from deferred revenue during the years ended December 31, 2021, 2022, and 2023, respectively.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2021, 2022, and 2023 were US$8,827, US$4,533, and US$3,973, respectively.

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

The Company adopted ASC Topic 842, Leases (“ASC 842”) on January 1, 2019. The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2021, 2022 and 2023, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2021, 2022 and 2023, because those share options were anti-dilutive for loss per share.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company consistently reviews and evaluates the applicability and impact of newly issued accounting standards updates (“ASUs”) as part of its ongoing commitment to ensuring the accurate and timely reflection of changes in accounting guidance within its consolidated financial statements. As part of this process, management periodically monitors and assesses the potential effects of recently issued accounting standards on the Company’s financial reporting framework.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retroactive application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements.

In November 2023, the FASB issued a new ASU to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting — Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3.           CONCENTRATION AND RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured note classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits.

As of December 31, 2023, the Company had US$146,073 in cash and cash equivalents, restricted cash, short term held-to-maturity investments and long-term time deposit, 82.8% and 17.2% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. Additionally, for cash deposits held overseas, these are maintained in an overseas branch of some reputable and well-established Chinese banks, further ensuring the security of the Company’s assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.           CONCENTRATION AND RISKS (continued)

As of December 31, 2023, the Company’s investments included a structured note classified as a short-term investment, with a balance of US$52,296. This note was issued by Guotai Junan Financial Products Limited (“GTJA”), a financial institution based in the Hong Kong SAR. The settlement and performance of this structured note are directly linked to, and reliant upon, the principal and interest payments received by GTJA from specific underlying offshore bonds issued by Fang Holdings Limited (see Note 11). Therefore, the primary credit risk associated with this structured note investment stems from the creditworthiness of Fang Holdings Limited concerning these underlying bonds. The Company actively monitors the performance and credit risk of the underlying Fang Holdings Limited bonds to manage the credit exposure related to this structured note investment.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring of outstanding balances. The Company regularly reviews the creditworthiness of its customers.

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit losses related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2022 and 2023, no single borrower held more than 10% of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers and Suppliers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2021, 2022 and 2023. There were no accounts receivable of customers which individually accounted for greater than 10% of the total accounts receivable as of December 31, 2021, 2022 and 2023. In addition, there were no suppliers from whom purchases individually accounted for greater than 10% of the total purchases during any of the years ended December 31, 2021, 2022, and 2023.

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

Impact of COVID-19

The COVID-19 pandemic had a considerable impact on the Company’s core business segments in China for the year ended December 31, 2022, due to movement restrictions that reduced real estate transactions. Marketing services for real estate developers, listing services for agents, and leads generation services all saw declines as these restrictions limited in-person site visits and overall buyer engagement. The downturn was compounded by broader market factors, including regulatory changes and shifts in economic conditions that dampened demand from both buyers and developers.

In 2023, following the lifting of pandemic-related restrictions in China, the Company did not observe any significant direct disruption to its business operations attributable to COVID-19. The Company has continued to assess its financial estimates, including credit losses on financial assets, long-lived assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets, and revenue recognition. Based on this review, and considering the sustained normalization of market conditions in 2023, the Company determined that COVID-19 no longer has a significant effect on its long-term forecasts. However, the Company acknowledges the possibility of lingering economic uncertainties and policy shifts that may have indirect effects. The Company will continue to monitor relevant financial estimates and credit risk impacts as the situation evolves, making adjustments where necessary in response to any further changes in its operating environment.

Foreign currency exchange rate risk

The functional currency of the Company and its non-PRC subsidiaries is the U.S. dollars, while those WFOEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries is the RMB. The reporting currency of the Company is U.S. dollars. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, accounts receivable, other receivables, loans receivable, accounts and bonds payable and convertible senior notes denominated in the RMB. The appreciation of the U.S. dollars against the RMB was approximately 2.3%, 8.2% and 1.7% in 2021, 2022 and 2023, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, bonds payable and convertible senior notes are denominated in the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Company’s cash flows, revenues, earnings and financial position.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS

	As of December 31,
	2022	2023
	US$	US$
Short-term investments
Short-term held-to-maturity debt investments	4,753	54,224
Structured note - maturity within 1 year	104,052	52,296
Total short-term investments	108,805	106,520

As of December 31, 2022 and 2023, the Company held short-term held-to-maturity debt investments, which included debt instruments issued by financial institutions, such as time deposits and structured deposits with maturities of less than one year for which the Company has the positive intent and ability to hold those securities to maturity.

Interest income on the short-term debt investment and cash and cash equivalents and restricted cash of US$11,925, US$6,854 and US$5,958 were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Structured note

On October 29, 2019, Beijing Soufang Network Technology Co., Ltd. (“Beijing Soufang”), a PRC subsidiary of the Company, through a consolidated trust, purchased a 364-day RMB denominated structured note issued by GTJA in the total consideration of RMB720,000,000 (equivalent to US$102,009). In connection with the issuance of the structured note, GTJA purchased the 364-day RMB denominated short-term bond issued by Fang Holdings Limited (the “Bond”) in the total consideration of RMB720,000,000 (equivalent to US$102,009) (Note 11). Funds corresponding to the principal and interest paid by Fang Holdings Limited on the underlying Bond are received within the structure managed via GTJA. Pursuant to the agreement, GTJA is required to apply these funds to settle the principal and interest due on its structured note held for Beijing Soufang. The transfer of the structured note is subject to prior written consent of GTJA.

In 2020, Fang Holdings Limited redeemed the 1-year Bond and reissued a 3-year Bond. On September 21, 2022, the Company extended the trust term by one additional year to October 21, 2023. As of December 31, 2022, the structured note had less than one year until maturity and was classified as a current asset.

On September 21, 2023, Beijing Soufang entered into a new trust agreement, which continued the terms and structure of the prior arrangement. This new agreement was executed as a contractual continuation of the original structured note and extended the maturity to October 21, 2024. In connection with the execution of this agreement, the Company redeemed 50% of the outstanding principal and received the corresponding cash repayment. As a result, 50% of the original investment remained outstanding as of December 31, 2023, and was classified as a current asset due to its maturity within one year.

	As of December 31,
	2022	2023
	US$	US$
Equity Investments with Readily Determinable Fair Values	7,298	3,260
Equity method investments carried at fair value	16,819	31,211
Equity Investments without Readily Determinable Fair Values:	46,709	44,180
Equity method investments	27,031	25,875
Total long-term investments	97,857	104,526

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

Equity investments with readily determinable fair values:

Equity investments with readily determinable fair values consist of equity securities, including publicly traded stocks measured at quoted market prices. In 2023, the Company disposed of certain equity investments with readily determinable fair values through open market transactions and received total proceeds of US$3,267. The disposal resulted in a realized gain of US$667, which was recognized in consolidated statements of comprehensive loss in the year ended December 31, 2023.

Equity method investments carried at fair value

As of December 31, 2022, the investment was measured at fair value using quoted prices (Level 1). After the investee’s delisting in 2023, the Company continued to apply fair value measurement for the investee using Level 3 inputs based on an independent valuation.

The following table summarizes the changes in equity investments measured at fair value, including those with readily determinable fair values and equity method investments for which the fair value option has been elected:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Fair value at the beginning of the year	73,089	23,127	24,117
Purchase of securities	—	—	14,479
Disposal of securities	(30,683)	—	(2,597)
Change in fair value of securities	(19,142)	828	(1,523)
Foreign currency translation adjustments	(137)	162	(5)
Fair value at the end of the year	23,127	24,117	34,471

For the years ended December 31, 2021, 2022 and 2023, the Company recorded a net gain of US$16,658 in 2021, nil in 2022, and a net gain of US$667 in 2023, from the disposal of marketable securities, which is reflected in the Company’s consolidated statements of comprehensive income (loss).

Equity investments without Readily Determinable Fair Values

Equity investments in private companies without readily determinable fair value and do not qualify for the NAV practical expedient is accounted for under measurement alternative at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321. In 2023, the Company disposed of certain equity investments without readily determinable fair values. The disposal generated cash proceeds of US$3,245 and resulted in a realized gain of US$1,484, which was recognized in consolidated financial statements for the year ended December 31, 2023. The total carrying value of investment accounted for under measurement alternative held as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	US$	US$
Initial cost basis	48,210	44,886
Accumulated impairment	(1,501)	(706)
Total carrying value	46,709	44,180

For the years ended December 31, 2021, 2022 and 2023, US$390, US$270, and nil impairment was recorded for investments in equity investments without readily determinable fair value in the Company’s consolidated statements of comprehensive income (loss).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

For the years ended December 31, 2021, 2022, and 2023, the Company recorded a net gain of US$17,233 and US$1,484 in 2021 and 2023, respectively from disposal of investment without readily determinable fair values, with nil for 2022, as reflected in the Company’s consolidated statements of comprehensive income (loss).

Equity Method Investments

The Company applies the equity method of accounting to account for its equity investments in common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2022, and 2023, the carrying amounts of these equity investments were US$27,031 and US$25,875, respectively. The Company recognized investment loss of US$156, US$236 and US$709 for the years ended December 31, 2021, 2022 and 2023, respectively.

Long-term Time Deposits

As of December 31, 2023, the Company held fixed-rate long-term time deposits with commercial banks, which will mature in June 2025.

5.           ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for credit losses were summarized as follows:

	As of December 31,
	2022	2023
	US$	US$

Accounts receivable	65,311	38,243
Allowance for credit losses	(33,864)	(15,991)
Accounts receivable, net	31,447	22,252

The movements in the allowance for credit losses of accounts receivable were as follows:

	Year Ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Movement in allowance for credit losses
Balance at beginning of year	40,144	52,831	33,864
Additional provision	41,350	43,285	1,183
Write-offs	(30,103)	(56,276)	(18,393)
Foreign currency translation adjustments	1,440	(5,976)	(663)
Balance at end of year	52,831	33,864	15,991

Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,
	2022	2023
	US$	US$
- Within 3 months	21,464	18,501
- 3 months to 6 months	6,203	4,233
- 6 months to 12 months	9,554	5,399
- Over 1 year	28,090	10,110
Accounts receivable	65,311	38,243
Less: allowance for credit losses	(33,864)	(15,991)
Accounts receivable, net	31,447	22,252

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.           PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	US$	US$

Prepaid expenses	2,746	1,306
Advance to employees	755	712
Receivables related to disposal of long-term investments	46,478	29,975
Interest receivable	3,496	468
Funds receivable	2,694	1,761
Properties held for sale	43,586	61,044
Others	18,635	10,790
Total	118,390	106,056
Less: allowance of credit losses	(9,343)	(38,332)
Prepayments and other current assets, net	109,047	67,724

The movements in the allowance for credit losses of prepayment and other current assets were as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Movement in allowance for credit losses
Balance at beginning of year	2,210	3,629	9,343
Additional provision	1,367	6,021	29,309
Foreign currency translation adjustments	52	(307)	(320)
Balance at end of year	3,629	9,343	38,332

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

Secured loans

As of December 31, 2022 and 2023, the duration of secured loans ranged from 3 to 12 months, and had interest rates ranging from 10.6% to 12.0% per annum. As of December 31, 2022 and 2023, the total outstanding balance is US$47,859 and US$28,957, respectively.

Unsecured loans

As of December 31, 2022 and 2023, the duration of unsecured loans ranged from 3 to 12 months, and had interest rates ranging from 5.4% to 21.6% per annum. As of December 31, 2022 and 2023, the total outstanding balance is US$10,066 and US$14,389, respectively.

A summary of the Company’s loans receivables is presented as follows:

	As of December 31,
	2022	2023
	US$	US$
Total personal loans	57,925	43,346
Allowance for credit losses	(11,263)	(10,973)
Loans receivable, net	46,662	32,373

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.           LOANS RECEIVABLE (continued)

The activities in the provision/reversal for credit losses for the years ended December 31, 2021, 2022 and 2023, respectively, consisted of the following:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balance	11,259	11,180	11,263
Provision (reversal)	(343)	1,029	(103)
Foreign currency translation adjustments	264	(946)	(187)
Ending balance	11,180	11,263	10,973

Delinquency:

The Company evaluates expected credit losses of loans receivables on a collective basis based on the past due days, the Company separates the contracts into 6 groups including current, 1-90 days past due, 91-180 days past due, 181-360 days past due, 361-720 days and over 720 days past due. The delinquency rate was 26.2% and 34.3% as at December 31, 2022 and 2023, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

Loans receivable portfolio based on credit quality indicator are as follows:

	As of December 31,
	2022	2023
	US$	US$
Current	42,757	28,474
1 - 90 days past due	3,719	4,148
91 - 180 days past due	366	212
181 - 360 days past due	3,892	785
361 - 720 days past due	1,913	1,397
Over 720 days past due	5,278	8,330
	57,925	43,346

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.           PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Buildings	736,515	726,263
Office equipment	18,976	17,530
Motor vehicles	1,488	1,313
Leasehold improvement	17,701	16,890
Land	50,731	50,731
Subtotal	825,411	812,727
Less: accumulated depreciation	(213,329)	(229,831)
Construction in progress	23,371	24,090
	635,453	606,986
Less: accumulated impairment	—	(137,626)
	635,453	469,360

Depreciation expense for property and equipment amounted to US$21,295, US$23,441 and US$21,708 for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, impairment losses of nil, nil, and US$138,243 were recognized for the years ended December 31, 2021, 2022, and 2023, respectively.

9.          LEASE

The right-of-use assets and the amortization were summarized as follows:

	As of December 31,
	2022	2023
	US$	US$
Right-of-use assets	36,026	34,309
Less: accumulated amortization	(4,932)	(5,366)
Less: accumulated impairment	—	(12,782)
Right-of-use assets	31,094	16,161

Impairment losses of nil, nil, and US$12,854 were recognized for the years ended December 31, 2021, 2022, and 2023, respectively.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023
	US$	US$
Operating lease right-of-use assets	1,835	1,000
Operating lease liabilities, current	1,228	748
Operating lease liabilities, non-current	664	347
Total operating lease liabilities	1,892	1,095

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.          LEASE (continued)

Operating lease expense was allocated to the following expense items:

	Year Ended December 31,
	2022	2023
	US$	US$
Cost of revenues	286	180
General and administrative expenses	727	717
Selling and marketing expenses	1,046	458
Total operating lease expenses	2,059	1,355
Short-term lease expenses	679	—
Total lease expenses	2,738	1,355

The weighted average remaining lease term excluding land use right as of December 31, 2023 was 1.59 years, and the weighted average discount rate of the operating leases was 6%. The cash paid for amounts included in the measurement of operating lease liabilities was US$2,647, US$1,686, and US$1,241 for the years ended December 31, 2021, 2022, and 2023, respectively.

Maturities of the lease liabilities as of December 31, 2023 were as follows:

For the Year Ended December 31	US$
2024	767
2025	313
2026 and thereafter	62
Total undiscounted lease payments	1,142
Less: imputed interest	(47)
Present value of lease liabilities balance	1,095
Amounts due within 12 months	748
Long-term lease liabilities	347

In addition, amortization expense related to land use rights amounted to US$910, US$874 and US$834 for the years ended December 31, 2021, 2022 and 2023, and were included in the consolidated statements of comprehensive income (loss).

10.         SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Short-term loans	—	1,412
Long-term loans, current portion	42,978	16,103
Long-term loans, less current portion	59,823	167,570

Short-term loan of US$1,412 as of December 31, 2023 represented an RMB-denominated borrowing obtained from a financial institution in China in December 2023. The loan bears a fixed annual interest rate of 3.45% and is scheduled to mature in December 2024. The entire loan amount of US$1,412 was fully secured by a property located in Beijing, which is owned by a company controlled by Vincent Tianquan Mo, the Executive Chairman of the Board and the controlling shareholder of the Company. There were no outstanding short-term loans as of December 31, 2022.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.         SHORT-TERM AND LONG-TERM LOANS (continued)

The long-term loan of US$33,683 as of December 31, 2022 represented an RMB-denominated bank borrowing from a financial institution in China for the purchase of buildings in Beijing, PRC. The loan was originally repayable by installments through September 22, 2026 and bore interest rate of 4.55% in 2022. As of December 31, 2022, the entire outstanding balance was classified as a current liability, as the Company did not meet certain loan covenants and, despite having obtained a waiver from the lender, was deemed unlikely to comply with all provisions of the debt agreement within twelve months after the balance sheet date. The borrowing was secured by a building in the PRC with a carrying value of US$160,540 as of December 31, 2022. The loan was fully repaid during 2023, with no outstanding balance as of December 31, 2023.

The long-term loan of US$9,974 and US$7,499 as of December 31, 2022 and 2023, respectively, represents an RMB-denominated bank borrowing from a financial institution in China for the purchase of buildings in Wuhan, PRC. The loan is repayable by installments through March 21, 2027 and bears interest rate of 4.45% in 2023. As of December 31, 2022 and 2023, US$2,346 and US$2,306 of the outstanding balance, respectively, were classified as current liabilities due to their scheduled repayments within twelve months. The borrowing is secured by a building in the PRC with a carrying value of US $36,998 and US$30,078 as of December 31, 2022 and 2023, respectively. In addition to the mortgaged properties, the lender also holds a pledge over the rental income receivables arising from the properties.

The long-term loan of US $23,176 and US $18,233 as of December 31, 2022 and 2023, respectively, represents RMB-denominated bank borrowings from a financial institution in China for the purchase of buildings in Chongqing, PRC. The loan is repayable by installments through August 1, 2028 and bears a floating interest rate set at 25% above the long-term benchmark rate published by the People’s Bank of China. As of December 31, 2022 and 2023, US $4,580 and US $4,504 of the outstanding balance, respectively, were classified as current liabilities due to their scheduled repayments within twelve months. The borrowing is secured by a bank deposit balance of Nil and US$136, and by buildings in the PRC with a carrying value of US $76,409 and US $52,606 as of December 31, 2022 and 2023, respectively. In addition to the mortgaged properties, the lender also holds a pledge over the rental income receivables arising from the properties.

The long-term loan of US $35,968 and US $33,039 as of December 31, 2022 and 2023, respectively, represents RMB-denominated bank borrowings from financial institutions in China. The loan is repayable by installments through April 22, 2029 and bears interest rate of 5.23% in 2023. As of December 31, 2022 and 2023, US$2,369 and US $3,883 of the outstanding balance, respectively, were classified as current liabilities due to their scheduled repayments within twelve months. The borrowing is secured by buildings in the PRC with carrying value of US $48,870 and US $77,226 as of December 31, 2022 and 2023, respectively. In addition to the mortgaged properties, the lender also holds a pledge over the rental income receivables arising from the properties.

The long-term loan of US$39,533 as of December 31, 2023 represents an RMB-denominated borrowing obtained from a financial institution in China in August 2023. The loan is repayable by installments through July 2041 and bears a floating interest rate equal to 5-year Loan Prime Rate (LPR) published by the People’s Bank of China plus 0.70%, with an effective annual rate of approximately 4.90% for the year. Of the total outstanding balance, US$1,412 was scheduled to be repaid within twelve months and was classified as a current liability as of December 31, 2023. The borrowing is secured by a building in the PRC with a carrying value of US$50,118 as of December 31, 2023. In addition to the mortgaged properties, the lender also holds a pledge over the rental income receivables arising from the properties, as well as equity interests in certain PRC subsidiaries of the Company.

The long-term loan of US$85,369 as of December 31, 2023 represents an RMB-denominated borrowing obtained from a financial institution in China in November 2023. The loan is repayable by installments through May 2038 and bears a fixed annual interest rate of 5.4%. The loan includes an interest rate adjustment feature linked to the rental income performance of the pledged properties. No interest rate adjustment was triggered during the year ended December 31, 2023. Of the total outstanding balance, US$3,998 was scheduled to be repaid within twelve months and was classified as a current liability as of December 31, 2023. The borrowing is secured by a building in the PRC with a carrying value of US$140,681 as of December 31, 2023. In addition to the mortgaged properties, the lender also holds a pledge over the rental income receivables arising from the properties, as well as equity interests in certain PRC subsidiaries of the Company.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.         BOND PAYABLE

On October 29, 2019, Fang Holdings Limited issued a 364-day RMB-denominated bond (“Bond”) at par with a principal amount of RMB720,000,000 (equivalent to US$102,009) with an annual interest rate of 4.8% (Note 4). In 2020, Fang Holdings Limited redeemed the 1-year Bond and reissued a 3-year Bond with an annual interest rate of 4.25%. As a result of this change in the underlying asset, from 2020 onwards, the investment in the trust was reclassified as a long-term investment. On September 21, 2022, Fang Holdings Limited extended the trust term by an additional year, with the new maturity date set to October 11, 2023. On September 21, 2023, the Company entered into a new bond agreement with terms substantially consistent with the previous arrangement, which served as a contractual continuation of the original Bond. The new bond has a maturity date of October 21, 2024. In connection with the execution of the new agreement, Fang Holdings Limited redeemed 50% of the principal amount, and the remaining portion continues to serve as the underlying asset of the structured note investment.

12.         ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Payroll and welfare benefit	3,203	2,918
Other taxes and surcharges payable (1)	7,931	7,945
Amounts payable to sales and marketing agents	25,909	21,181
Interest payables	6,080	691
Utility and property management payables	7,444	7,337
Construction payables	1,497	1,436
Payables of decoration services	1,096	680
Deposits for rental	2,708	3,189
Lease liability, current	1,228	748
Customers’ refundable fees	6,032	6,385
Others	3,730	1,706
	66,858	54,216

Other taxes and surcharges payable consist of VAT, education surcharge (“ES”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.          SHAREHOLDERS’ EQUITY

The Company has 71,775,686 Class A and 24,336,650 Class B ordinary shares issued as of December 31, 2022, and 2023, respectively. Total outstanding shares of Class A ordinary shares as of December 31, 2022, and 2023 are 66,020,679, respectively. Total outstanding shares of Class B ordinary shares as of December 31, 2022 and 2023 are 24,336,650.

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

No class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2021, 2022 and 2023.

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

Treasury share

Treasury share represents shares repurchased and held by the Company. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury share is accounted for under the cost method. As of December 31, 2023, under the repurchase plan, the Company has repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$ 136,615. The Company has used 1,310,051 Class A treasury shares to settle the exercise of share options as of December 31, 2023.

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

As of December 31, 2022 and 2023, the PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries had appropriated US$3,791 and US$3,791 to the general reserve fund, which is restricted for distribution to the Company.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

Hong Kong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%),while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2023.

United States

The Tax Act, enacted in December 2017, brought significant changes to U.S. tax laws, including a reduction of the statutory tax rate from 35% to 21% effective from 2018 onwards. This change required us to re-measure our deferred tax balances to reflect the lower rate applicable in future periods. Additionally, the Tax Act introduced the global intangible low-taxed income (“GILTI”) regime, which imposes a tax on certain offshore earnings at an effective rate of 10.5% for tax years beginning after December 31, 2017, and increasing to 13.125% for tax years beginning after December 31, 2025. Although these adjustments were made to align with the revised U.S. tax environment, the overall impact on our tax position in the U.S. remains moderate, given the nature of our operations. We also considered the impact of applicable state income taxes in our deferred tax analysis, including those in New York and California, where we maintain property ownership. The state tax effect was incorporated net of the federal benefit. Given that we do not conduct any significant business operations in the United States, the overall impact of U.S. federal and state income taxes on our financial position remains moderate. We continue to monitor ongoing regulatory changes and adjust our tax strategies accordingly.

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2023.

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

As of December 31, 2023, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi, Beijing FTX Technology, and Beijing JTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2021 to 2023), Beijing Tuoshi (2022 to 2024), Beijing FTX Technology (2023 to 2025), and Beijing JTX Technology (2021 to 2023).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31 2021, 2022, and 2023, we had not accrued PRC tax on this basis.

Income (loss) before income taxes consisted of:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
PRC	49,267	(23,020)	(178,658)
Non-PRC	(45,347)	(16,770)	(28,427)
	3,920	(39,790)	(207,085)

Income tax expenses (benefits) comprised:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Current tax expense	26,696	46,832	4,690
Deferred tax benefit	(3,192)	(11,060)	(32,054)
	23,504	35,772	(27,364)

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Income (loss) from before income taxes	3,920	(39,790)	(207,085)
Income tax at applicable tax rate of 25%	980	(9,948)	(51,771)
Effect of international tax rate differences	3,138	(607)	(11)
Non-deductible expenses	8,325	9,375	47,147
Non-taxable income	(127)	(69)	(136)
Effect of tax holidays or preferential tax rates	4,843	618	10,443
Withholding tax	12,693	35,925	2,272
Research and development super-deduction	(3,455)	(2,530)	(1,808)
Changes in valuation allowance	7,932	8,194	(15,325)
Expiration of loss carry forwards	1,709	1,878	1,020
Expiration of unrecognized tax benefits due to applicable statute of limitations	(12,534)	(7,064)	(19,195)
	23,504	35,772	(27,364)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Balance at beginning of year	75,434	78,637	65,898
Increase relating to tax positions	10,574	—	—
Decrease relating to expiration of applicable statute of limitations and reversal	(12,534)	(7,064)	(19,195)
Foreign currency translation adjustments	5,163	(5,675)	(991)
Balance at end of year	78,637	65,898	45,712

As of December 31, 2022 and 2023, the Company had recorded US$126,378 and US$104,788 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which is included in the account of “Other non-current liabilities”.

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

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2018 through 2023, the US subsidiaries’ tax years 2020 through 2023 and the Hong Kong subsidiaries’ tax years 2017 through 2023 remain open to examination by the respective taxing jurisdictions.

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
The aggregate amount	4,843	618	10,443
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
- Basic and diluted	(0.05)	(0.01)	(0.12)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

The components of deferred taxes were as follows:

	As of December 31,
	2022	2023
	US$	US$
Deferred tax assets
Net operating losses	75,705	63,109
Lease liability	282	180
Impairment of assets	1,114	9,480
Overcharged advertising and promotion fee	400	652
Fixed assets depreciation	690	671
Investments	59	—
Less: Valuation allowance	(73,024)	(56,714)
Total deferred tax assets	5,226	17,378

Deferred tax liabilities
Right-of-use assets	(428)	(170)
Investment basis in the PRC entities	(52,332)	(51,949)
BaoAn Acquisition — Property	(10,122)	(9,488)
Investments	—	(1,305)
Interest capitalization	(137)	—
Deferred tax liabilities	(63,019)	(62,912)

Net deferred income tax assets	4,944	17,208
Net deferred income tax liabilities	(62,591)	(62,742)

The rollforward of valuation allowances of deferred tax assets were as follows:

	Year Ended December 31,
	2022	2023
	US$	US$
Balance as of beginning of year	(66,475)	(73,024)
Additions of valuation allowance	(10,953)	(18,208)
Utilization of deferred tax assets	2,759	33,533
Foreign currency translation adjustments	1,645	985
Balance as of end of year	(73,024)	(56,714)

The tax losses in the PRC can be carried forward for five years (or ten years for entities qualified as High and New Technology Enterprises, or HNTEs) to offset future taxable income. These losses will expire between 2024 and 2033 if not utilized. Operating losses incurred by the Company’s subsidiaries incorporated in the United States can be carried forward indefinitely to offset future taxable income, subject to applicable limitations under U.S. tax law.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         SHARE-BASED PAYMENTS (continued)

No new share options granted during the years ended December 31, 2021, 2022 and 2023. A summary of the Company’s equity award activity held by both the Company’s employees and CIH’s employees under the 1999 Plan, 2010 Plan and 2015 Plan for each of the three years ended December 31, 2023 was stated below:

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2020	6,725,855	3.97	4.84	—
Forfeited	(93,160)	2.30
Expired	(363,430)	6.70
Exercised	(22,000)	5.37
Outstanding, December 31, 2021	6,247,265	3.83	6.46	—
Vested and expected to vest at December 31, 2021	6,247,265	3.83	6.46	—
Exercisable at December 31, 2021	5,792,080	3.97	6.33	—

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2021	6,247,265	3.83	6.46	—
Forfeited	(99,620)	3.71
Expired	(275,620)	3.99
Exercised	(240)	6.10
Outstanding, December 31, 2022	5,871,785	3.82	5.57	—
Vested and expected to vest at December 31, 2022	5,871,785	3.82	5.57	—
Exercisable at December 31, 2022	5,637,960	3.86	5.53	—

			Weighted-
		Weighted-	Average
		Average per	Remaining
		share	Contractual	Aggregate
Options Granted to Employees	Number of	Exercise	Term	Intrinsic
and Directors	Shares	Price	(years)	Value
Outstanding, December 31, 2022	5,871,785	3.82	5.57	—
Forfeited	(18,980)	6.46
Expired	(145,730)	5.54
Exercised	—	—
Outstanding, December 31, 2023	5,707,075	3.71	5.06	—
Vested and expected to vest at December 31, 2023	5,707,075	3.71	5.06	—
Exercisable at December 31, 2023	5,707,075	3.71	5.06	—

The aggregate intrinsic value represents the difference between the fair value of the Company’s ordinary share and the exercise price. Since the Company’s stock price was lower than the exercise price of the options on December 31, 2022 and 2023, the intrinsic value of the options was zero for each of these periods.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         SHARE-BASED PAYMENTS (continued)

As of December 31, 2022, the Company had US$39 of unrecognized share-based compensation cost related to share-based awards granted to employees of the Company. This amount was expected to be recognized over a weighted-average vesting period of 0.42 years. During the year ended December 31, 2023, the remaining share-based compensation cost was fully recognized. As of December 31, 2023, there was no unrecognized share-based compensation cost.

Total share-based compensation expense of share-based awards granted to employees and directors charged to operations were US$2,137, US$586 and US$39 for the years ended December 31, 2021, 2022 and 2023, respectively.

Restricted Shares

All previously granted restricted shares to the Company’s employees and directors were either vested or forfeited by the end of 2021. As a result, there were no restricted shares outstanding, granted, vested, or forfeited during the years ended December 31, 2022 and 2023. Accordingly, no unvested restricted shares remained as of either December 31, 2022 or 2023.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.          RELATED PARTY TRANSACTIONS (continued)

b) The Company had the following related party transactions for the years ended December 31, 2021, 2022, and 2023

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Office building leased from:
-Vincent Tianquan Mo	166	159	152
Management fee incurred:
-Beihai Silver Beach	380	281	588
Settlement of convertible senior note by:
-CIH	84,313	—	—
Office building leased to:
-CIH	1,181	1,261	1,204
IT service income from:
-CIH	1,162	1,116	5,887
Software license income from:
-CIH	73	70	—
Operating loan to:
-Shanghai Yuyue	—	4,124	—

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         RELATED PARTY TRANSACTIONS (continued)

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for nil consideration starting from March 1, 2012. The deemed rental expense of US$166, US $159 and US $152, and the corresponding contribution from shareholder were included in the consolidated financial statements for the years ended December 31, 2021, 2022, and 2023, respectively. The agreement was renewed in 2022, extending the maturity date to 2032.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel for ten years. The management fees incurred for the years ended December 31, 2021, 2022, and 2023 were US $380, US $281 and US $588 respectively. The balance as of December 31, 2023 represented outstanding management fees which were unsecured and interest-free.

Settlement of convertible senior note by CIH

During the year ended December 31, 2021, the Company fully settled the convertible senior note, with 50% of the repayment made by CIH as part of the arrangement.

Office building leased to CIH

The Company leases out offices to CIH. The Company entered into a lease framework agreement with CIH, pursuant to which the Company leases offices to CIH at annual rental fee of RMB7,621,000. The Agreement is effective from January 1, 2018 with initial lease term of 10 years. The amounts of lease income were US$1,181, US$1,261 and US $1,204 for the years ended December 31, 2021, 2022 and 2023.

IT service income from CIH

The Company entered into an IT service agreement with CIH, pursuant to which CIH agrees to utilize Fang’s server and other IT services. The amounts of IT service income were US $1,162, US$1,116, and US $5,887 for the years ended December 31, 2021, 2022 and 2023, respectively. In 2023, the Company entered into several additional IT service agreements with CIH, resulting in an increase in service income for the year. These new agreements expanded the scope of services provided by the Company to CIH, contributing to the significant rise in IT service income compared to prior years.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         RELATED PARTY TRANSACTIONS (continued)

Software license income from CIH

The Company entered into a software license agreement with CIH, pursuant to which, Fang agrees to license the right of using certain of its software at annual royalty fee of RMB500,000. The original term of the agreement was ten years. However, the agreement was terminated in 2023 by mutual consent, and as a result, no software license income was recognized for the year ended December 31, 2023.

Loan to Shanghai Yuyue:

The loans extended to Shanghai Yuyue were provided to meet its working capital needs. These loans are unsecured, interest-free, have no specified repayment terms, and are payable on demand. In 2023, the Company collected US$3.1 million of outstanding loan balance from Shanghai Yuyue.

c)   The Company had the following related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	US$	US$
Amounts due from related parties:
- Beihai Silver Beach	330	245
- Shanghai Yuyue	3,940	800
	4,270	1,045

	As of December 31,
	2022	2023
	US$	US$
Amounts due to related parties:
- CIH	90,526	34,676
	90,526	34,676

The decrease in amounts due to CIH from US$90.5 million as of December 31, 2022 to US$34.7 million as of December 31, 2023 was primarily due to the Company’s cash repayment of payables during the year 2023. The balances with related parties are unsecured, non-interest bearing, and have no fixed repayment terms.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits charged, which were expensed as incurred, were US$11,710, US$9,088 and US$7,013 for the years ended December 31, 2021, 2022 and 2023, respectively.

18.         COMMITMENTS AND CONTINGENCIES

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

While this matter has now been resolved without further financial obligations, the Company recognizes that the proceedings were a significant legal matter during the reporting periods of 2021 through 2023. The outcome did not result in any material financial impact on the Company’s consolidated financial statements.

Capital commitment

As of December 31, 2023
		Less than	1 to 3	More than
	Total	1 year	years	3 years
	US$	US$	US$	US$
Capital commitments	4,367	4,367	—	—

As of December 31, 2023, the Company does not have significant capital expenditure plans or commitments for the construction of fixed assets. This is primarily due to the current operational environment and the Company’s strategic focus on maintaining financial flexibility. Given the existing business conditions, the Company has not entered into any material agreements or contracts for future capital expenditures.

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

In June 2023, a wholly owned subsidiary of the Company initiated legal proceedings against the former shareholders of an equity investee, relating to a dispute arising from a prior equity transfer transaction. The amount claimed in the litigation was RMB500 million.

On April 11, 2025, the appellate court issued a final judgment, ruling that the former shareholders are liable to compensate the Company in the amount of RMB200 million as well as a RMB200 million default principal adding default interest calculated at 1.5 times the one-year loan prime rate for the relevant period on the default principal.

Despite the favorable judgment, given the counterparties’ involvement in multiple ongoing litigations and their designation as dishonest judgment debtors under Chinese law, the Company currently considers it difficult to reasonably estimate the amount and timing of any potential recovery. Management will continue to monitor developments regarding the enforcement of the judgment and will update the financial statements accordingly as new information becomes available.

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

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land (i.e. including the construction in progress) with net book values of US$89,231 and US$58,671 as of December 31, 2022 and 2023, respectively, which are located in the United States of America.

20.          LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerator
Net loss attributable to Class A and Class B ordinary shares	(19,584)	(75,562)	(179,721)

Denominator
Weighted average number of Class A and Class B ordinary shares outstanding-basic and diluted	90,162,557	90,357,275	90,357,329

Net loss per share
Basic and diluted	(0.22)	(0.84)	(1.99)

The repurchased but not retired ordinary shares are accounted as treasury share which are not considered outstanding and excluded from the calculation of basic earnings (loss) per share since the date of repurchase.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2022	2023
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	2,926	22,311
Prepayments and other current assets	126	1
Amounts from subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	—	441,251
Amounts due from subsidiaries	4,270	1,045
Total current assets	7,322	464,608

Non-current assets:
Long-term investments	17,355	34,470
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	984,175	709,711
Total non-current assets	1,001,530	744,181
Total assets	1,008,852	1,208,789

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Long-term bond payable, current	103,380	50,590
Accrued expenses and other liabilities:	31,440	69,779
Amounts due to subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	282,228	669,847
Amount due to related parties	—	34,676
Total current liabilities	417,048	824,892
Total liabilities	417,048	824,892

Commitments and contingencies	—	—

Shareholders’ equity:

Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2022 and 2023, respectively; 66,020,679 shares outstanding as of December 31, 2022, and 2023, respectively.	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2022, and 2023, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	3,124	3,124
Additional paid-in capital	545,173	545,364
Accumulated other comprehensive loss	(9,031)	(37,408)
Retained earnings	154,577	(25,144)
Less: Treasury shares (5,755,007 shares as of December 31, 2022 and 2023, respectively.)	(111,283)	(111,283)
Total shareholders’ equity	591,804	383,897
Total liabilities and shareholders’ equity	1,008,852	1,208,789

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
General and administrative expenses	(8,347)	(2,257)	(1,664)
Other income (loss)	—	—	(8,010)
Operating loss	(8,347)	(2,257)	(9,674)
Equity in profits (losses) of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	(6,291)	(69,947)	(157,843)
Foreign exchange gain (loss)	2,814	264	(12)
Interest income	22	484	1,117
Interest expenses	(7,452)	(4,932)	(4,264)
Change in fair value of securities	(19,142)	826	(9,045)
Investment income, net	18,812	—	—
Loss before income taxes	(19,584)	(75,562)	(179,721)
Income tax expenses	—	—	—
Net loss	(19,584)	(75,562)	(179,721)
Other comprehensive income (loss)
Foreign currency translation adjustments	34,089	(47,413)	(27,872)
Gain (loss) on intra-entity foreign transactions of long-term investment nature	756	(2,794)	(505)
Other comprehensive income (loss)	34,845	(50,207)	(28,377)
Comprehensive income (loss)	15,261	(125,769)	(208,098)

Condensed statements of cash flows

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$

Net cash generated from operating activities	52,462	146,815	86,652
Net cash generated from (used in) investing activities	22,149	(176)	(14,477)
Net cash used in financing activities	(99,804)	(162,929)	(52,790)
Exchange rate effect on cash, cash equivalents and restricted cash	—	(4)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(25,193)	(16,294)	19,385
Cash, cash equivalents and restricted cash at beginning of year	44,413	19,220	2,926
Cash, cash equivalents and restricted cash at end of year	19,220	2,926	22,311

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.         SUBSEQUENT EVENTS

Renewal of Short-term Loan

In December 2024, the short-term loan of US$1,412, which was obtained in December 2023 and was scheduled to mature in December 2024, was renewed for an additional one-year term. The loan bear a fixed annual interest rate of 3.1% and remains secured by the same property located in Beijing, which is owned by a PRC company ultimately controlled by Mr. Vincent Tianquan Mo, the Executive Chairman of the Board and the controlling shareholder of the Company.

Refinancing of Structured Note and Related Bond Arrangement

As of December 31, 2023, the Company held a structured note investment backed by underlying bonds issued by Fang Holdings Limited, both scheduled to mature in October 2024. Subsequently, in September 2024, arrangements were implemented to replace this maturing structure. Consistent with prior refinancing activities, new offshore bonds maturing October 2025, were issued by Fang Holdings Limited in exchange for the underlying bonds that were due in 2024. The related domestic trust arrangement holding the investment was modified concurrently to align with the new maturity. This allowed the investment in the structured note to continue under terms consistent with the prior structure, now maturing October 2025.