Form 20-F
period 2024-12-31
Fang Holdings Ltd
filed 2025-11-21
CIK 1294404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

American depositary shares, each representing ten Class A ordinary shares, par value HK$1.00 each share
(Title of Class)

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to our American depositary shares, with each ADS representing ten Class A ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;
●	“CIH” refers to China Index Holdings Limited, a Cayman Islands company which was separated from our company, via a stock distribution on June 11, 2019, and its subsidiaries and variable interest entity, Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;
●	“China,” “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;
●	“MIIT” refers to the Ministry of Industry and Information Technology and its compete local branches;
●	“MOFCOM” refers to the Ministry of Commerce and its competent local branches;
●	“MOHURD” refers to the Ministry of Housing and Urban-Rural Development and its competent local branches; “monthly unique visitors” in a given month, refers to the aggregate number of daily unique visitors to our websites, mobile apps or mobile WAP websites in such month. Once a visitor has visited a website, mobile app or mobile WAP website in a given day, all subsequent visits from the same IP address or device to a specific channel during such day do not count towards the daily unique visitor number for such specific channel. The combined number of monthly unique visitors to our websites, mobile apps and mobile WAP websites is the sum of the monthly unique visitors for each website, mobile app and mobile WAP website. The average number of monthly unique visitors for a given year is the average of the monthly unique visitors in each month in such year;
●	“NDRC” refers to National Development and Reform Commission;
●	“PBOC” refers to People’s Bank of China;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange and its competent local branches;
●	“SAMR” refers to the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or the SAIC) and its competent local branches;
●	“SAT” refers to the State Administration of Taxation and its competent local branches;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended; “shares” or “ordinary shares” refers to our ordinary shares, including both Class A ordinary shares of a par value of HK$1.00 each and Class B ordinary shares of a par value of HK$1.00 each;
●	“sq.m.” refers to square meter(s);
●	“U.S. dollars,” “US$” or “$” refers to the legal currency of the United States of America; and
●	“We,” “us,” “our company,” “our,” “SouFun” or “Fang” refers to Fang Holdings Limited (formerly known as SouFun.com Limited and SouFun Holdings Limited), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated controlled entities in China.

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

ITEM 3.  KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Fang Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our wholly-owned PRC subsidiaries and the variable interest entities (including the variable interest entities and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the Internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate all our business through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to conduct the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 66.1%, 66.8% and 49.6% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Fang Holdings Limited and its subsidiaries. Holders of Fang’s ADSs hold equity interest in Fang Holdings Limited, our Cayman Islands holding company; by investing in Fang’s ADSs, they do not, and may never, have direct or indirect interest in the variable interest entities in China. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Fang is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

A series of contractual agreements, which consist of exclusive technical consultancy and service agreements, equity pledge agreements, operating agreements, shareholders’ proxy agreements, loan agreements and exclusive call option agreements (collectively, the “Structure Contracts”). See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Structure Contracts” of this annual report. As a result of these contractual arrangements, we exercise the ability to control the consolidated controlled entities through our power to direct the activities of consolidated controlled entities that most significantly impact their economic performance, and the obligation to absorb losses of or the right to all the residual benefits of the consolidated controlled entities that could potentially be significant to these entities. Accordingly, we consolidate their results in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Fang nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. As of the date of this annual report, each Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) holds a value-added telecommunications service operating license, or ICP license, as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology have obtained the necessary approval for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Jia Tian Xia Advertising Co., Ltd.(“Beijing Advertising”) and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Pursuant to the relevant regulations promulgated by the National Radio and Television Administration, or the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. As of the date of this annual report, we have obtained for such consolidated controlled entities, Internet Audio/Video Program Transmission License for Internet audio-visual program service and mobile Internet audio-visual program services of professional audio-visual program production on arts and culture, entertainment, science and technology, finance and economics, sports, education, etc. (excluding interviews), broadcasting services, and live-streaming broadcasting services for general social organization’s cultural activities, sports events and other organizational activities, and Operating Permit for Producing Radio and Television Program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we hold may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

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

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States. We have appointed GGF CPA Limited, or GGF, for the audit of the consolidated financial statements since the fiscal year ended December 31, 2020. Our current auditor, GGF CPA LTD, or GGF, the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report issued by the PCAOB on December 16, 2021. Recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm GGF. Our predecessor auditor’s work related to our operations in China for the fiscal years 2018 to 2019 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain traded in the United States. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.”

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

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling US$6.6 million, US$6.5 million and US$6.4 million as of December 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity,” “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-Government Significant Influence of currency conversion may limit our ability to utilize our revenues effectively,” and “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-We may be subject to fines and legal or administrative sanctions in connection with certain historical intra-group funding transactions.”

During the years ended December 2022, 2023 and 2024, certain of our mainland China subsidiaries transferred a total of US$371.9 million in cash to our Hong Kong subsidiaries. These funds were allocated as follows: (i) US$236.9 for the repayment of specific bank loans; and (ii) the remaining amount to support overseas operational needs.

Under PRC law, Fang Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. During the years ended December 31, 2024, Fang Holdings Limited did not extend any loans or capital contributions to our intermediate holding companies, subsidiaries and the variable interest entities. Furthermore, cash transfers from Fang Holdings Limited to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Fang Holdings Limited may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China- PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.”

Fang Holdings Limited does not have any present plan to pay any cash dividends on our securities in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

Selected Consolidated Financial Data

We have derived our selected consolidated statement of comprehensive income (loss) data (except for ADSs information) for the years ended December 2022, 2023 and 2024 and our selected consolidated balance sheet data as of December 31, 2023 and 2024, from our audited consolidated financial statements included in this annual report.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2022	2023	2024

	(U.S. dollars in thousands)
Consolidated statement of comprehensive income (loss) data:
Revenues:
Marketing services	37,187	16,722	11,032
Listing services	13,105	7,749	4,693
Leads generation services	15,760	13,499	7,996
Financial services	9,716	4,572	4,964
Other services	4,713	7,473	1,991
Total revenues	80,481	50,015	30,676
Cost of revenue:
Cost of services	(12,267)	(7,909)	(5,708)
Gross profit	68,214	42,106	24,968
Operating income (expenses):
Selling expenses	(30,783)	(19,603)	(15,086)
General and administrative expenses	(27,174)	(51,569)	(35,840)
Impairment of long-lived assets	—	(151,097)	(38,485)
Reverse of (provision for) credit loss and recovery of previously written-off receivables	(50,335)	(30,389)	41,280
Other income	103	4,633	5,320
Operating loss	(39,975)	(205,919)	(34,426)
Foreign exchange gain (loss)	1,222	126	488
Interest income	6,854	5,958	4,201
Interest expense	(10,765)	(8,081)	(9,658)
Change in fair value of securities	828	(1,523)	(2,853)
Government grants	1,523	254	193
Investment income (loss), net	523	2,100	(1,435)
Loss from before income taxes	(39,790)	(207,085)	(43,490)
Income tax	(35,772)	27,364	14,734
Net loss	(75,562)	(179,721)	(28,756)
Foreign currency translation adjustments	(47,413)	(27,872)	(7,942)
Loss on intra-entity foreign transactions of long-term-investment nature	(2,794)	(505)	(437)
Comprehensive loss	(125,769)	(208,098)	(37,135)
Comprehensive income attributable to noncontrolling interests from continuing operations	—	—	—
Comprehensive loss attributable to Fang Holdings Limited’s shareholders	(125,769)	(208,098)	(37,135)
Loss per share for Class A and Class B ordinary shares and per ADS
Basic and diluted	(0.84)	(1.99)	(0.32)
Weighted average number of Class A and Class B ordinary shares outstanding and ADSs outstanding:
Basic and diluted	90,357,275	90,357,329	90,357,329

	As of December 31,
	2023	2024

	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	192,643	123,940
Total current assets	320,351	295,914
Total assets	947,011	838,840
Short-term loans and long-term loans	185,085	167,180
Total shareholder’s equity	383,897	346,912

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities and other entities as of the dates presented.

	As of December 31,
	2022	2023	2024

	(U.S. dollars in thousands)
Current assets	77,048	87,828	65,616
Non-current assets	463,716	345,673	318,299
Total assets	540,764	433,501	383,915

Current liabilities	287,779	179,698	230,839
Non-current liabilities	119,881	205,391	177,122
Total liabilities	407,660	385,089	407,961
Net assets	133,104	48,412	(24,046)

Selected Condensed Consolidated Statements of Income Information

	Year Ended December 31.
	2022	2023	2024

	(U.S. dollars in thousands)
Total revenues	53,211	33,401	15,213
Net loss	(28,504)	(119,022)	(37,921)

a.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information-D. Risk Factors.

Risks related to our business

●	We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs or notes to decline.
●	Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.
●	Our business depends substantially on revenues from our marketing services, and participants in the real estate and home-related sectors may choose other advertising media over online advertising or other online advertisers, which could lead to a decline in our revenues.

●	If we are unable to continue to obtain listings from our key customer groups, including real estate developers, agents, brokers and property owners and managers, our business, financial condition and results of operations could be materially and adversely affected.
●	Our future growth depends in part on our ability to continue to operate the retained business after the separation of CIH.
●	We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing and Wuhan and we face market risks due to concentration of our revenues in these major urban areas.
●	If we fail to obtain or maintain the applicable licenses and approvals under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or fail to pass annual government inspection or obtain renewal of the business license, our business, financial condition and results of operations would be materially and adversely affected.
●	We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Risks related to our corporate structure

●	If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.
●	If the PRC government determines that the structure contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.
●	Substantial uncertainties exist with respect to the adoption of new or revised PRC laws relating to our corporate structure, corporate governance and business operations.
●	We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
●	Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership.
●	We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
●	We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

Risks related to doing business in China

●	China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity.
●	PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.
●	The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us.
●	Government significant influence of currency conversion may limit our ability to utilize our revenues effectively.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
●	The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.
●	Our ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs or Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors from the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act 2023, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

Risks related to our ADSs

●	The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The market price of our ADSs has been and may continue to be highly volatile.
●	There can be no assurance that any agreement will be executed with respect to the proposal made by Mr. Richard Jiangong Dai, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs would likely have an effect on the market price of our ADSs and/or notes.
●	As Fang is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.
●	As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a U.S. company.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
●	Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

An investment in our ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. You should also review the section of this annual report captioned “Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks related to our business

We may continue to incur losses in the future, and may not be able to return to profitability, which may cause the market price of our ADSs to decline.

We incurred net loss of US$75.6 million, US$179.7 million and US$28.8 million in 2022, 2023 and 2024, respectively, primarily due to the combined effect of the decrease in our revenues and the impairment loss for properties. Our ability to achieve profitability in the future depends on our ability to control costs and to provide products and services to meet the market demands and attract new customers, the competitiveness of our products and services, and the regulatory environment in China’s real estate market. Due to the numerous risks and uncertainties associated with the development of our business and the regulatory environment, we cannot guarantee that we may be able to return to profitability in the short-term or long-term, which may cause the market price of our ADSs to decline.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate industry.

We conduct our real estate services business primarily in China, and our business depends substantially on conditions of the PRC real estate market. In particular, our new home business, which accounted for 61.4%, 56.7% and 59.3% of our total revenues in 2022, 2023 and 2024, respectively, depends upon growth in the real estate-related industry nationwide and in specific regions in China. The growth of demand for private residential property in China is often coupled with volatility in market conditions and fluctuation in property prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect the demand for real estate and home-related products and services and for real estate- and home-related advertising and financing, demand for our products and services, as well as the level of our growth and profitability, may be materially reduced.

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

All of our marketing service revenues are generated through our websites and mobile apps, and we expect to continue to derive a significant portion of our revenues from marketing services. Marketing services accounted for 46.2%, 33.4% and 36.0% of our revenues in 2022, 2023 and 2024, respectively, constituting our largest source of revenues. In particular, our new home business accounted for substantially all of our marketing service revenues in 2022, 2023 and 2024, respectively. Our new home business primarily consists of sales of marketing services to residential property developers and their sales agents who are promoting newly developed properties for sale.

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

We derive a portion of our revenues from our listing services. In 2022, 2023 and 2024, listing service revenues represented approximately 16.3%, 15.5% and 15.3% of our total revenues, respectively. The success of the listing service business depends on our ability to persuade real estate developers, real estate agents, brokers, developers and property owners and managers to list their properties on our websites and mobile apps. We believe having large numbers of high-quality listings from such real estate professionals attracts users to our websites and mobile apps, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, substantially all of our listing agreements are nonexclusive. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or seek alternative means of listing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets, choose not to renew their existing agreements with us, our websites and mobile apps could become less attractive to users. If we experience reduced user traffic on our websites and mobile apps, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

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

We derive a substantial portion of our revenues from several major urban centers in China, in particular, Beijing, Shanghai, Chengdu, Chongqing, Wuhan, Guangzhou, Tianjin and Shenzhen and we face market risks due to concentration of our revenues in these major urban areas.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chongqing, Wuhan, Guangzhou, and Tianjin. In 2024, we generated revenues of US$19.3 million from these six urban centers, representing 63.0% of our total revenues. We expect these six urban centers to continue to be important regional sources of revenues in all of our revenue categories. If any of these major urban centers experience events which negatively impact the real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and revenue growth prospects could be materially and adversely impacted.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide advertising and value-added services and products. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, as of the the date of this annual report, both Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”) and Beijing Century Jia Tian Xia Technology Development Co., Ltd. (“Beijing JTX Technology”) hold the ICP licenses as required under the applicable PRC laws, rules and regulations; and both Beijing Technology and Beijing JTX Technology have obtained the approvals for operating electronic bulletin board services as required under the applicable PRC laws, rules and regulations. Beijing Advertising and certain other consolidated controlled entities are allowed to provide marketing services in accordance with the business scope indicated in each of their respective business licenses.

Pursuant to the relevant regulations promulgated by the NRTA, any company engaged in Internet broadcasting activities must obtain an Internet Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Some of our consolidated controlled entities provide certain Internet live-streaming services. As of the date of this annual report, we have obtained for such consolidated controlled entities Internet Audio/Video Program Transmission License for Internet audio-visual program service and mobile Internet audio-visual program services of professional audio-visual program production on arts and culture, entertainment, science and technology, finance and economics, sports, education, etc. (excluding interviews), broadcasting services, and live-streaming broadcasting services for general social organization’s cultural activities, sports events and other organizational activities, and Operating Permit for Producing Radio and Television Program. However, due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations.

Some of our consolidated controlled entities, however, may be required to obtain additional licenses. For example, since our websites and mobile apps include online residential communities that allow visitors to post information, including graphics or weblinks to videos, other websites and mobile apps or data in microblogs or online discussion forums, on our websites and mobile apps for discussion with other users, the release of such information on our websites and mobile apps may be deemed as providing Internet publication services and therefore require Internet publication licenses. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites and mobile apps may be deemed as Internet news information services and therefore require Internet news information licenses. As of the date of this annual report, we, like many other similarly situated business operators, have been operating our businesses without such licenses.

Moreover, other service licenses, including real estate service licenses, held by certain of our subsidiaries have expired, and certain financing guarantee license held by our subsidiaries in Shanghai, Nanning and Tianjin were cancelled.

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

Our business depends heavily on the performance and reliability of China’s Internet infrastructure, continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

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

Data Security

●In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024.
●In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest.
●In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation by the official of the CAC, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the CAC came into effect, which stipulates detailed procedure and provide a prescribed agreement template for data transfer activities.

●On March 22, 2024, the CAC promulgated Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on the date of promulgation and further clarifies the circumstances exempting from cross-border digital transmission security assessment. For instance, according to the Provisions on Promoting and Regulating Cross-border Data Flows, the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which does not contain personal information or important data, is exempted from declaring cross-border digital transmission security assessment, and the data processors other than critical information infrastructure operators, which have provided the personal information (excluding sensitive personal information and important data) of no more than 100,000 people cumulatively since January 1 of the current year and provide personal information abroad, shall be exempted from declaring across-border digital transmission security assessment also.
●On September 24, 2024, the State Council promulgated the Network Data Security Management Regulation, which came into effect on January 1, 2025. According to the Network Data Security Management Regulation, the national data security coordination mechanism coordinates relevant departments to formulate important data catalogues and strengthen the protection of important data; all regions and departments shall, in accordance with the data classification and classification protection system, determine the specific catalogue of important data in their own regions, departments and related industries and fields, and focus on the protection of network data included in the catalogue. The Network Data Security Management Regulation also sets forth the obligations of “Important Data Processors” as follows: (1) designating a person responsible for network data security and establish a network data security management department; (2) conducting a risk assessment before providing, entrusting, or jointly processing important data, except in cases where they are fulfilling statutory duties or legal obligations; (3) taking measures to ensure network data security in the event of mergers, divisions, dissolutions, bankruptcies, or other situations that may affect the security of important data; (4) conducting an annual risk assessment of the network data processing activities and submit a risk assessment report to the relevant competent authorities at the provincial level or above. Additionally, data processors handling personal information of more than 10 million individuals should be regarded as “Important Data Processors.”
●On September 11, 2025, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting and attached the Classification Guide for Cybersecurity Incidents, which became effective on November 1, 2025. Pursuant to the measures, network operators that construct or operate networks, or provide services through networks within PRC, shall report cybersecurity incidents in accordance with the provisions herein upon the occurrence of such incidents. Cybersecurity incidents refer to incidents caused by human factors, cyber attacks, network vulnerabilities, software or hardware defects or failures, force majeure, and other factors, which cause harm to network and information systems, or the data and business applications therein, and have adverse impacts on the nation, society, or economy. The measures classify cybersecurity incidents into four levels: General, Relatively Major, Major, and Extremely Major. Under circumstances not involving critical information infrastructure and where the network operator is not a department directly under the central or state organs or their affiliated institutions, if a cybersecurity incident involving the operator is identified through assessment according to the Classification Guide for Cybersecurity Incidents as being at the Relatively Major level or above, the operator shall promptly report it to the provincial-level cyberspace administration in its locality, with the report submitted no later than four hours after discovery or awareness of the incident.

Personal Information and Privacy

●The Anti-monopoly Guidelines in the Field of Internet Platforms published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

●On March 22, 2024, the CAC issued the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Cross-border Data Transfer Provisions, taking effective on March 22, 2024. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection.

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

We launched our financial services focusing on the provision of loans to home buyers and other borrowers in 2015. A significant portion of our loan portfolio consists of secured loans. As of December 31, 2024, 56.6% of our outstanding loans receivable were unsecured. We have implemented credit evaluation procedures to enable us to select borrowers based on their creditworthiness. However, we do not have significant experience with assessing creditworthiness and loan underwriting and, as a result, our evaluation may not be reliable. We also do not have experience in collecting loans in default or working with borrowers to resolve payment difficulties with their loans. Our ability to recover payments from defaulting borrowers of unsecured loans may be more limited than those secured by collateral or mortgage. For our secured loans, the value of collateral securing our loans is subject to change, and may fall below the outstanding amount of the loans and thus be insufficient to cover our loss in the event of a customer default.

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

We obtained approvals to engage in the microfinancing business from government authorities of three cities, including Beihai (the obtained approval for Beihai was transferred to Nanning in 2021), Shanghai and Chongqing. Pursuant to Notice on Regulating the “Cash Loan” Business, issued by Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on December 1, 2017, or Notice on Regulating Cash Loan, Internet microfinance businesses is strictly regulated. According to the Notice on Regulating Cash Loan, among other requirements, microfinance companies are required to suspend distribution of internet microloans that are not supported by specific scenarios and no specific purpose, gradually reduce the outstanding loan balance within the prescribed time limit and complete rectifications within the prescribed time limit.

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

In November 2009, the provincial government of the Guangxi Zhuang Autonomous Region issued the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region. In 2014, we obtained approvals to engage in the microfinancing business from government authorities of Beihai city, Guangxi Zhuang Autonomous Region. Pursuant to the Management Measures of Microfinance Companies in Guangxi Zhuang Autonomous Region, Beihai Tian Xia Dai Microfinance Co., Ltd. (“Beihai Tian Xia Dai Microfinance”), which held microfinancing approvals, is restricted from conducting microfinancing business outside Beihai city. Subsequently, in 2021, Beihai Tian Xia Dai Microfinance relocated to Nanning city, Guangxi Zhuang Autonomous Region, and was renamed Nanning Tian Xia Dai Microfinance Co., Ltd. It also obtained approvals from government authorities to change the geographic scope of its microfinancing business from Beihai to Nanning. However, if Nanning Tian Xia Dai Microfinance Co., Ltd. issues loans outside Nanning, it may be subject to corrective actions by the relevant authorities.

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

We have applied to register “SouFun” trademark in both Chinese and English dual-language as well as “SouFun” in English and “搜房” (“SouFun” in Chinese) individually in China. While we have successfully registered these trademarks in some industry categories, our applications for certain other industry categories conflict with existing registrations or applications for similar trademarks by another PRC company in such industry categories, leading to litigations. In April 2014, the Higher People’s Court of Beijing Municipality reversed a lower court’s judgment in favor of us and ordered the PRC Trademark Review and Adjudication Board of SAIC to reconsider another PRC company’s trademark application for “SOFANG” that it had previously rejected. In April 2015, the Supreme People’s Court of the PRC accepted our application for retrial over the judgment of the Higher People’s Court of Beijing Municipality, but ultimately denied our application. Nevertheless, in 2015, we obtained new trademarks “Fang.com” in English and “房天下” (“Fang Tian Xia” in Chinese), and began to market our services under these new brands in connection with the transformation of our business operations. We therefore do not currently expect our business would be materially and adversely affected even if we lose the right to use the trademark relating to “SouFun” in certain limited industry categories.

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

We feature third-party content on our websites and mobile apps such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. This exposes us to potential liability with respect to such third-party information. For example, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we are liable for defamation, negligence, copyright or trademark infringement, or other actions taken by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites and mobile apps contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information, misleading information and other information prohibited by the PRC laws and regulations. Moreover, our relevant consolidated controlled entities, as Internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites and mobile apps to ensure compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites and mobile apps could be used as a platform for fraudulent transactions and third-party products and services sold through our websites and mobile apps may be defective. The measures we take to guard against liability for third-party content, information, products and services may not be adequate to exonerate us from relevant civil and other liabilities.

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

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2024 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm, respectively, identified one material weakness in our internal control over financial reporting as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness subsequent to December 31, 2024, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial director and financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

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

As of December 31, 2024, we had leased properties in approximately 32 cities accross China in addition to our principal executive offices in Beijing, China. A number of these office leases had defects in the leasehold interests, such as lack of proper title or right to lease, and instances where landlords did not duly register the leases with the relevant PRC government authorities. Additionally, some lease agreements were not renewed timely.

In situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. In addition, under PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authorities. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

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

We rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their respective shareholders to operate our business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. In addition, these agreements have not been tested in PRC courts. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, uncertainties in the changes of PRC laws and regulations could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the variable interest entities, and our ability to conduct our business may be negatively affected.

In 2022, 2023 and 2024, our VIEs and their respective subsidiaries and branches contributed in aggregate 66.1%, 66.8% and 49.6% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing TuoShi, Jia Tian Xia Network and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We operate through a number of consolidated controlled entities in China. Mr. Vincent Tianquan Mo (our founding shareholder and executive chairman of the board of directors of our company), Mr. Richard Jiangong Dai and Mr. Jianning Dai together hold 100.0% of the equity interest in these consolidated controlled entities. The interests of Mr. Mo, Mr. Richard Jiangong Dai and Mr. Jianning Dai as the nominee shareholders of the consolidated controlled entities may differ from the interests of our company as a whole, as what is in the best interests of our consolidated controlled entities may not be in the best interests of us and our other shareholders. We cannot assure you that when conflicts of interest arise, Mr. Mo, Mr. Richard Jiangong Dai or Mr. Jianning Dai will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, Mr. Mo, Mr. Richard Jiangong Dai and Mr. Jianning Dai may breach or cause our consolidated controlled entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We rely on Mr. Mo, Mr. Richard Jiangong Dai and Mr. Jianning Dai to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Mo to abide by the laws of the Cayman Islands, which provide that a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes certain fiduciary duties to the Company, including but not limited to a duty to act bona fide in the best interests of the company and a duty to act with skill and care. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict between the laws of China and the Cayman Islands regarding which corporate governance regime controls. If we cannot resolve any conflicts of interest or disputes between us and Mr. Mo, Mr. Richard Jiangong Dai or Mr. Jianning Dai, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders.

As of the date of this annual report, Mr. Vincent Tianquan Mo, our founder and executive chairman of the board of directors, may be deemed to have voting and dispositive power with respect to: (1) 5,841,844 Class A ordinary shares and 16,539,500 Class A ordinary shares represented by ADSs owned by ACE Smart Investments Limited; (2) 1,367,378 Class A ordinary shares and 11,355,645 Class B ordinary shares owned by Media Partner Technology Limited (“Media Partner”), with respect to Mr. Mo and his family members, (3) 2,505,502 Class A ordinary shares including 14,170 Class A ordinary shares represented by ADSs, and 11,985,145 Class B ordinary shares owned by Next Decade Investments Limited (“Next Decade”), with respect to Mr. Mo and his family members, (4) 926,461 Class A ordinary shares owned by Karistone Limited, (5) 957,265 Class A ordinary shares owned by Ateefa Limited, (6) 1,472,298 Class A ordinary shares owned by Deanhale Limited, and (7) 441,650 Class A ordinary shares represented by ADSs owned by Open Land Holdings Limited, collectively presenting approximately 45.5% of our outstanding Class A ordinary shares and approximately 95.9% of our outstanding Class B ordinary shares. The shares in Media Partner and Next Decade are held in irrevocable discretionary trusts, for which Mr. Mo acts as a protector. Media Partner and Next Decade could exert substantial influence over the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the investors in the ADSs.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government significant influence over capital investments or changes in tax regulations that are applicable to us.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations at any time with little advance notice, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Government significant influence of currency conversion may limit our ability to utilize our revenues effectively.

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

On August 8, 2006, six PRC regulatory agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and was amended on September 18, 2018, and January 22, 2024 are triggered. According to the Notice regarding the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council in February 2011 and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining any required MOFCOM approvals, may delay or inhibit our ability to complete such transactions.

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

Our current auditor, GGF CPA LTD, the independent registered public accounting firm that issues the audit report included in this annual report, as a firm registered with the PCAOB (PCAOB ID: 2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. Recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm GGF.

However, our auditor’s working papers related to us and the consolidated VIE and their subsidiaries are located in China. If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections which could result in limitation or restriction to our access to the U.S. capital markets, and trading of our securities may be prohibited under the HFCAA, which would result in the delisting of our securities from U.S. stock exchange.

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

Risks related to our ADSs and ordinary shares

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

The market price movement of our ADSs may be volatile.

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

The market prices of our ADSs has been and may continue to be volatile and subject to wide fluctuations. The market prices of our notes may be volatile. Among the factors that could affect the prices of our ADSs and/or notes are risk factors described in this section and other factors, including:

●	announcements of competitive developments;
●	regulatory developments in our target markets in China which affect us, our users, our customers or our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	market acceptance of our existing and new services and our expansion from a media platform to media, transaction and financial platforms;
●	failure of our quarterly financial and results of operations to meet market expectations or failure to meet our previously announced guidance;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other online or offline real estate and home-related services companies;
●	additions or departures of our executive officers and other key personnel;
●	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;
●	negative publicity and short seller reports that make allegations against us or our affiliates, even if unfounded;
●	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;
●	fluctuations in short or long-term interest rates;
●	sales or perceived sales of additional ordinary shares or ADSs; and
●	the non-binding “going-private” proposal letter from Mr. Dai and the potential transaction contemplated by such letter.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have experienced significant volatility and disruption in recent years. In September 2008, such volatility and disruption reached extreme levels and developed into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they were related to financial services, declined significantly. Future market fluctuations may also have a material adverse effect on the market prices of our ADSs.

There can be no assurance that any agreement will be executed with respect to the proposal made by Mr. Richard Jiangong Dai, or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs would likely have an effect on the market price of our ADSs.

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

The public announcement of the Proposal affected our stock price. There can be no assurance that any definitive agreement will be executed with respect to the Proposal or that this or any other transaction will be approved or consummated. The absence of a definitive offer to acquire our ADSs, or changes in the proposal would likely have an effect on the market price of our ADSs.

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

In addition, any gain realized by any investors who are non-resident enterprises or non-resident individuals of China from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10.0% or 20.0% PRC withholding tax, respectively. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ADSs.

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

The future sale of substantial amounts of ADSs could lower the market price for the ADSs.

Sales of substantial amounts of ADSs that may be converted or exchanged into ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs, could materially impair our ability to raise capital through equity offerings in the future and could adversely impact the trading price of the ADSs. The ADSs outstanding not held by our affiliates are freely tradable without restriction or further registration under the Securities Act, and shares held by our affiliates may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares and additional restricted shares and restricted share units. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We entered into settlement deeds (the “Settlement Deeds”) with CIH on September 24, 2021, and with the Company’s convertible notes holders, namely (1) Safari Group CB Holdings Limited, (2) IDG Ultimate Global Limited, (3) Quartz Fortune Limited, (4) Velda Power Limited, and (5) Fountain II Limited, in relation to the convertible notes issued by us in 2015 (the “Convertible Notes”), on (1) June 25, 2021, (2) August 20, 2021, (3) August 20, 2021, (4) August 20, 2021, and (5) September 22, 2021, respectively. As a result of the Winding-up Petition (as described above) and pursuant to the terms of the Convertible Notes, the outstanding principal of, and accrued and unpaid interest on the Convertible Notes, which were originally due in 2022, became due and payable on December 13, 2020. CIH was liable for the payment obligations under the Convertible Notes pursuant to the guarantee provided by CIH to the Convertible Notes holders in connection with the CIH’s separation from Fang on June 11, 2019. Pursuant to the Settlement Deeds, the Company and CIH will each bear half and together repay the Convertible Notes holders 50% of the outstanding principal under the Convertible Notes and accrued interest on September 30, 2021 and the remaining 50% and accrued interest on December 31, 2021, in full and final settlement of the Company’s indebtedness under the Convertible Notes. Accordingly, we repaid a total of US$84,313,094 in full to the Convertible Notes holders by December 31, 2021.

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

On September 4, 2023, we received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from Mr. Richard Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares and Class B ordinary shares of the Company, including Class A Shares represented by the ADSs, each ADS representing ten Class A ordinary shares, that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash. According to the Proposal Letter, the US$6.19 per ADS price represents a premium of approximately 210% to the closing price of the ADSs on September 1, 2023 and a premium of approximately 25% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date that the NYSE suspended the trading in the company’s ADSs. According to the Proposal Letter, the Proposing Buyer intends to finance the proposed acquisition with cash on hand.

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

B.Business Overview

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2024. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

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

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2024, our websites, including www.fang.com, received a monthly average of approximately 20 million unique visitors and generated a monthly average of approximately 30 million website visits. We currently maintain approximately 43 offices to focus on local market needs.

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

Marketing Services

We target our marketing services toward participants in China’s real estate and home-related sectors. Marketing is one of our most important businesses. Our revenues generated from marketing services were US$37.2 million, US$16.7 million and US$11.0 million in 2022, 2023 and 2024, respectively, representing 46.2%, 33.4% and 36.0% of our revenues, respectively. Our marketing services are delivered through our website www.fang.com and our mobile apps, which can be downloaded for both iOS- and Android-based operating systems, and include traditional Internet advertisements such as banners, links, logos and floating signs, as well as featured promotions, which are specially-tailored packages of traditional online advertising tools. Customers of our marketing services include a broad range of participants in the PRC real estate and home-related sectors, such as:

●	real estate developers;
●	real estate professionals, such as agents and brokers;
●	retailers and other suppliers of home furnishing and improvement products and services; and
●	home design, decoration and re-modeling companies.

We also combine traditional online advertising tools with new marketing strategies to create featured promotion packages for our customers. Using the inherent flexibility of website advertising, we create customized marketing and promotional packages with additional features at the request of our customers to meet the different needs of various customers operating in diverse geographic markets in China. We believe that we have the opportunity to provide additional features to generate additional revenues without incurring significant additional costs. Marketing services have been and will continue to be a key area of growth for us, as we believe that participants in China’s real estate and home-related sectors are increasingly turning to the Internet and mobile apps as additional channels for reaching customers.

We generally enter into two main types of marketing contracts with our customers. The first type is a framework contract prescribing the total payment amount and price of products. The second type is an order contract with payment due within 90 days of the execution of the contract. Our marketing framework contracts generally have a one-year term.

Listing Services

Prior to the separation of CIH, our listing services included basic listing services and special listing services on our websites and mobile apps. Following the spin-off of CIH, we retained our basic listing services, while the special listing services, namely the specialized marketing campaigns provided primarily to developers through online channels and offline themed events, are operated by CIH. Revenue from special listing services have been classified and reported under discontinued operations for all the periods presented. Our revenues generated from listing services were US$13.1 million, US$7.7 million and US$4.7 million in 2022, 2023 and 2024, respectively, representing 16.3%, 15.5% and 15.3% of our revenues, respectively.

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

We offer free trials of our basic listing services. These free trials allow users to experience our basic listing services and high user traffic. While there is no time restriction on our free trials, there are incentives for free trial users to upgrade their free trial accounts to paid subscriptions for our basic listing services because listings posted through free trial accounts are featured in less prominent positions and rankings than those of subscribers. The average number of paying subscribers to our basic listing services was approximately 20,000 and 17,000 in 2023 and 2024, respectively.

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

Leads Generation Services

We launched our leads generation services in late 2017 and began to recognize revenue in 2018. Our revenues generated from leads generation services were US$15.8 million, US$13.5 million and US$8.0 million in 2022, 2023 and 2024, respectively, representing 19.6%, 27.0% and 26.1% of our revenues, respectively. We provide leads generation services to real estate developers, real estate brokers and, to a lesser extent, suppliers of home furnishing and improvement-related products and services by connecting our customers with scattered demand for real estate and home furnishing and improvement-related services. We charge the service fee based on the number of sales leads we delivered during a certain period of time. We recognize revenues upon our delivery of the sales leads to our customers.

Financial Services

Our revenues generated from financial services were US$9.7 million, US$4.6 million and US$5.0 million in 2022, 2023 and 2024, representing 12.1%, 9.1% and 16.2% of our revenues, respectively.

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

We obtained approvals to engage in the microfinancing business from government authorities of three cities, including Beihai (the obtained approval for which was transferred to Nanning in 2021), Shanghai and Chongqing.

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

Our Websites

Our principal website, www.fang.com, is the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China in terms of visitor traffic. As part of our effort to promote our brand recognition, we changed the address of our principal website from www.soufun.com to www.fang.com in July 2014. “Fang” means “home” in Chinese. We believe that this new and simplified address will be much easier for Chinese users to remember and access, thereby improving our brand recognition. According to our own records, our websites, including www.fang.com, received a monthly average of approximately 24 million and 20 million unique visitors in the fourth quarter of 2023 and 2024, respectively. In addition, we had approximately 110 million and 110 million registered members of our www.fang.com website and had about 25.7 million and 25 million registered members of our free and paid Fang membership services as of December 31, 2023 and 2024, respectively.

As of December 31, 2024, our www.fang.com website contained contents covering 658 cities across China, as well as Hong Kong, Singapore, United States, Canada, and Australia.

We believe user satisfaction ultimately rests on the appeal, attraction and functionality of our websites. Our Internet technology and sales and marketing teams spend considerable time and resources upgrading and enhancing our websites based on market trends and feedback from users and our marketing and listing customers. We distinguish ourselves from other websites focused on real estate and home-related products and services through the quality and breadth of our content. We also maintain a centralized customer service hotline and an e-mail reporting system through which users can obtain assistance or otherwise contact us.

Our www.fang.com website covers a wide spectrum of PRC real estate and home furnishing and improvement and other home-related information and constitutes the foundation and gateway for our primary business activities. We aim at providing a central forum offering reliable information regarding China’s real estate and home-related markets, designed to assist market participants throughout the transaction process. Our content, which is generally free to our website users, is designed to assist users with each step of the real estate and home furnishing and improvement and other home-related transaction process. Our extensive home-related content and information is organized into the following sections and categories on our website, which are intended to address the individual needs of our users.

Online Property Listings and Search Engines for New Home and Secondary and Rental Properties

Our www.fang.com website contains databases for new home, secondary and rental properties, and provides search engines on such properties in our databases.

With our on-the-ground capabilities in approximately 43 offices in China, we devote significant resources to collect first-hand real estate market intelligence and listing information in such markets and to update such information on a regular basis. Our user-friendly search engines and website interfaces allow users to tailor their searches to specific types of properties by using search criteria. Users seeking information on properties in specific geographic locations can narrow their searches to a specific city and often to specific districts or areas in the vicinity of a particular subway line within that city by using pull-down menus. Users can further refine their searches using selection criteria, including price range, type of property, number of rooms and size. After selecting search parameters, users are directed to a page listing available properties as well as basic information about each individual property, including location, price, number of rooms and the source of the listing.

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

Mobile apps and WAP websites

We have developed a series of mobile apps to meet the diverse needs of home buyers, renters and real estate agents. As of December 31, 2024, we had approximately 7 iOS and 4 Android-based mobile apps, respectively. These mobile apps are downloadable through our websites and major app stores in China.

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

Our National Coverage

As of December 31, 2024, we provided advertisement, property listing, search services, and other real estate-related content in 658 cities in China. We believe this extensive nationwide coverage enhances our national brand image, which enables us to deliver consistent, high-quality services to customers. The real estate industry is inherently a local business, and online marketing and listing services targeted at the real estate industry are most effective when delivered by personnel familiar with and experienced in the relevant local markets. Our network of branch offices enables us to tailor our services to local conditions and the needs of local property developers and real estate professionals. Our local personnel also provide our headquarters with valuable data insights into these local real estate markets, which contributes to our collective knowledge and expertise about real estate markets across China.

We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Chongqing, Wuhan, Guangzhou and Tianjin. We also offer limited listing and other information relating to the real estate markets in Hong Kong, Singapore,United States, Canada and Australia, but these markets do not constitute a material part of our business.

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

Real estate knowledge base. Our knowledge of China’s real estate and home furnishing and improvement-related sectors provides a valuable competitive advantage and helps promote our brand names in China’s real estate and furnishing and improvement-related markets. We promote our brand and marketing our service offerings by enhancing the comprehensiveness of our listing data and real estate information on our online platform. We strategically cooperate with our affiliates, including CIH, to improve both the quality and quantity of content and information on our online platform. We also seek to recruit and retain employees who are well-versed in China’s real estate and home furnishing and improvement-related sectors through a variety of incentive measures, including share-based compensation plans.

Collaboration arrangements with third-parties. We cooperate with well-known third-party online platforms in China to effectively promote our brand and market our service offerings by providing valuable real estate and home furnishing and improvement-related data and information to the consumers on these platforms. We operate various mini programs and media accounts on WeChat and Weibo to promote our brand and market our services. Our collaboration arrangements with these online platforms through our New Media Matrix have contributed the rapid growth of our user base.

Advertising and marketing. We also conduct both online and offline marketing and advertising activities to promote awareness of our online platform and service offerings, including the “Fang Tian Xia” and “Fang.com” brands, through advertisements on billboards and high - traffic online channels.

Our Sales Force

We have built a sales and marketing team experienced in the online advertising, Internet and real estate industries. As of December 31, 2024, our sales and marketing team consisted of over 250 members. We also occasionally engage sales agents to collect information on local markets or for specific business lines within local markets. Our sales and marketing team, together with these sales agents, work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which assists us in setting our prices and strategies for each specific locality.

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

As of December 31, 2024, we held 38 registered copyrights and owned or licensed 1,071 registered trademarks in China.

We have also registered certain trademarks in a number of other jurisdictions, including Hong Kong, Macao, Taiwan, Japan, Singapore, Malaysia, Cambodia,Australia, France, Spain, the United Kingdom, Greece, Cyprus, Canada, the United States, and United Arab Emirates.

As of December 31, 2024, we owned or licensed 1,059 registered domain names, including our official website, www.fang.com, and domain names registered in connection with www.fangtx.com.

As of December 31, 2024, we had 38 registered patents relating to database maintenance and computer data backup recognized by the State Intellectual Property Office of the PRC.

Facilities

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, with approximately 69,313 sq.m. of office space. As of December 31, 2024, we leased or owned properties with an aggregate gross floor area of approximately 49,674 sq.m. for our local offices across China in addition to our principal executive offices in Beijing. Our leased properties mainly consist of office premises, all of which are leased from independent third parties. We believe our existing leased and owned premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements. See “Item 3.D. Key Information—Risk Factors—Risks related to our business—Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

Legal Proceedings

On July 30, 2025, we received the first-instance judgment from a court in Beijing regarding the dispute with a property management company over service fees, heating fees, and cooling fees. The court ruled that we shall pay the property management company RMB 40,926,740.84, along with default interest calculated at 0.01% per day from December 31, 2023, until the date of full payment. Due to our objections concerning whether the property management company committed a fundamental breach of contract, as well as disagreements over the charging standards and scope of these fees, we have filed an appeal with a higher court, and in the opinion of our management, this case is unlikely to have a material adverse effect on our business, financial condition or results of operations.

From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. We are currently not involved in any material legal or arbitration proceedings, except as disclosed below:

Property Services Dispute

On July 30, 2025, the Fengtai District People’s Court of Beijing issued a civil judgment in case (2024) Jing 0106 Min Chu No. 27718, arising from a contractual dispute between Beijing Jinyu Dacheng Property Management Co., Ltd. (“Jinyu Property”) as plaintiff, and Beijing SouFun Fangtianxia Network Technology Co., Ltd. (“Fang Tianxia”) together with seven affiliated companies as defendants. The affiliated defendants are: Beijing Jiatianxia Advertising Co., Ltd.; Beijing Zhongzhi Index Information Co., Ltd.; Beijing Century Jiatianxia Technology Development Co., Ltd.; Beijing Litian Rongze Yijia Technology Development Co., Ltd.; Beijing SouFun Technology Development Co., Ltd.; Beijing Huajuetianxia Network Technology Co., Ltd.; and Beijing SouFun Internet Information Service Co., Ltd.

The dispute concerned unpaid property management, heating, and cooling fees for the “New Direction Center” located in Fengtai District, Beijing, under a property service agreement. Jinyu Property claimed that it continued to provide services after the expiration of the contract, but the defendants did not fully pay the required fees.

The court ordered each of the seven property-using affiliate companies to pay Jinyu Property specified amounts for property management, heating, and cooling fees, with the aggregate amount across all seven parties totaling approximately RMB 37.96 million. Payment is required within seven days after the judgment becomes effective.

Beijing SouFun Fangtianxia Network Technology Co., Ltd. was held jointly and severally liable for the above payments. In addition, Fang Tianxia was ordered to pay default penalties on the unpaid balance of RMB 40,926,740.84, calculated at a rate of 0.01% per day until the obligation is fully settled. If payments are not made on time, late interest will accrue at double the standard rate, as required by PRC civil procedure law.

The judgment also addressed litigation costs. The total case acceptance fee was RMB 532,010.16, of which the plaintiff has already paid RMB 309,927.43. Fang Tianxia is required to pay the remaining RMB 222,082.73 within seven days after the judgment. The asset preservation fee of RMB 5,000 was borne by the plaintiff.

Defendants have the right to appeal the judgment to the Beijing No. 2 Intermediate People’s Court within fifteen days of receiving the judgment.

As of the date of this annual report, the Company’s appeal to the Beijing No. 2 Intermediate People’s Court is pending, and the result is still uncertain.

Winding-Up Petition

On January 19, 2024, Koa Capital L.P. and 507 Summit LLC (the “Petitioners”), holders of approximately 4.6% of the Company’s Class A Ordinary Shares (representing approximately 3.3% of the total issued share capital), filed a petition (the “Petition”) with the Grand Court of the Cayman Islands seeking the winding up of Fang Holdings Limited (“Fang” or the “Company”). The Petition names the Company as respondent and seeks the appointment of joint official liquidators.

The Petition alleges that the Company’s Executive Chairman, Vincent Mo, and directors under his control, have conducted the Company’s affairs in a manner that is unfairly prejudicial and oppressive to minority shareholders, including the Petitioners. The Petitioners allege, among other things, that: (i) the Company’s business and assets have been used to benefit Mr. Mo and his associates through a series of related-party transactions; (ii) the Company adopted an amended and restated memorandum of association that is oppressive to minority shareholders; (iii) the Company has failed to comply with statutory and regulatory disclosure requirements, including failure to file required SEC reports and to meet NYSE listing standards; (iv) the Company has provided misleading information to shareholders and the market, failed to disclose material transactions, and engaged in frequent auditor changes and accounting deficiencies; and (v) the Company’s affairs have been managed in a manner that disregards the interests of minority shareholders and lacks probity, resulting in a loss of trust and confidence in the Company’s management.

The Petitioners seek, among other things: (i) an order winding up the Company on just and equitable grounds pursuant to section 92(e) of the Companies Act (2023 Revision) of the Cayman Islands; (ii) the appointment of joint official liquidators with broad powers to manage the Company’s affairs and protect its assets; and (iii) ancillary relief to facilitate the liquidation process and protect the interests of shareholders and creditors.

As of the date of this annual report, the Petition remains pending before the Grand Court of the Cayman Islands. The Company intends to vigorously contest the Petition.

Derivative Action

On May 29, 2023, Oasis Investments II Master Fund Ltd. (“Plaintiff”), derivatively on behalf of nominal defendant Fang Holdings Limited (“Fang” or the “Company”), commenced a derivative action in the Supreme Court of the State of New York, New York County, Commercial Division (Index No. 652607/2023), against Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited (collectively, the “Defendants”). The lawsuit alleged that the Defendants, directly or indirectly, harmed Fang in connection with a series of related-party transactions between 2019 and 2023. These transactions included: (i) the June 2019 spin-off of Fang’s wholly owned subsidiary, China Index Holdings Limited (“CIH”); (ii) the repurchase of CIH shares from entities affiliated with certain Defendants; (iii) Fang’s cessation of SEC filings and subsequent NYSE delisting in June 2022; (iv) the acquisition of CIH and Fang shares by certain Defendants; and (v) an April 2023 take-private transaction involving CIH. Fang was named as a nominal defendant only, and no claims were asserted against the Company.

To avoid the cost, delay, and risks of continued litigation, the parties agreed to a settlement (the “Settlement”), subject to Court approval. Under the terms of the Settlement: (i) Defendants will pay $30,000,000 USD into a common settlement account. After deduction of Court-approved attorneys’ fees, expenses, and administrative costs, the net proceeds will be distributed on a pro rata basis to Fang minority shareholders of record as of the settlement record date. Defendants, D&O releasees, and other excluded Fang shareholders will not participate in this distribution. (ii) Defendants will provide Fang with 20,471,063 shares of CIH Holdings Limited. (iii) Fang will implement specified corporate governance reforms, including (a) appointment of a new fully independent outside director, and (b) establishment of a special committee (including at least one fully independent outside director) to review any related party or insider transactions. These changes will remain in effect for a minimum of five years following the effective date of the Settlement.

If the Court approves the Settlement and it becomes effective, the lawsuit will be dismissed with prejudice, and the releases described in the Settlement will become effective. The Settlement is not contingent on the release of any claims held by Fang minority shareholders, and the Court may approve the Settlement even without granting such a release.

For more information about this lawsuit, please also refer to the current reports on Form 6-K furnished by the Company to the SEC on October 30, 2025 and October 31, 2025.

Arbitration Award Recognition and Enforcement

On April 12, 2023, the United States District Court Central District of California entered judgment in favor of Beijing SouFun Science and Technology Development Co., Ltd. (“SouFun”) and against Yao Lin, an individual. The court granted SouFun’s petition to confirm, recognize, and enforce a foreign arbitration award rendered by the China International Economic and Trade Arbitration Commission (“CIETAC”) on September 6, 2019. As a result of this judgment, Yao Lin is ordered to pay SouFun the following: (i) $17,989,991.87 (RMB 123,546,269.20) for damages and costs; (ii) $3,169,474.55 in interest on RMB 82,418,872.85, for the period from September 8, 2017 through the date of the judgment; (iii) $5,689.55 in interest on RMB 148,794.45, for the period from September 19, 2017 through the date of the judgment; and (iv) post-judgment interest at a rate of 4.32% per annum, pursuant to 28 U.S.C. § 1961(a), accruing from April 12, 2023 forward. This judgment confirms and enforces the CIETAC arbitral award in the United States, allowing SouFun to pursue collection and enforcement against Yao Lin using U.S. legal mechanisms.

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

The business scope of each of Beijing Advertising, Beijing Technology, Beijing JTX Technology and Beijing Yi Ran Ju Ke includes operating an advertising business, which allows them to engage in the advertising business.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, and it was amended on October 28, 2025, with the amendments taking effect on January 1, 2026, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, on October 1, 2019, Cyberspace Administration of China (“CAC”) issued Provisions on the Cyber Protection of Personal Information of Children to protect the security of personal information of children and promote the healthy growth of children.

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

On March 22, 2024, the CAC promulgated Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on the date of promulgation and further clarifies the circumstances exempting from cross-border digital transmission security assessment. For instance, according to the Provisions on Promoting and Regulating Cross-border Data Flows, the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which does not contain personal information or important data, is exempted from declaring cross-border digital transmission security assessment, and the data processors other than critical information infrastructure operators, which have provided the personal information (excluding sensitive personal information and important data) of no more than 100,000 people cumulatively since January 1 of the current year and provide personal information abroad, shall be exempted from declaring across-border digital transmission security assessment also.

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

On September 11, 2025, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting and attached the Classification Guide for Cybersecurity Incidents, which became effective on November 1, 2025. Pursuant to the measures, network operators that construct or operate networks, or provide services through networks within PRC, shall report cybersecurity incidents in accordance with the provisions herein upon the occurrence of such incidents. Cybersecurity incidents refer to incidents caused by human factors, cyber attacks, network vulnerabilities, software or hardware defects or failures, force majeure, and other factors, which cause harm to network and information systems, or the data and business applications therein, and have adverse impacts on the nation, society, or economy. The measures classify cybersecurity incidents into four levels: General, Relatively Major, Major, and Extremely Major. Under circumstances not involving critical information infrastructure and where the network operator is not a department directly under the central or state organs or their affiliated institutions, if a cybersecurity incident involving the operator is identified through assessment according to the Classification Guide for Cybersecurity Incidents as being at the Relatively Major level or above, the operator shall promptly report it to the provincial-level cyberspace administration in its locality, with the report submitted no later than four hours after discovery or awareness of the incident.

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

On, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on, and further amended in 2024. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

The following is a list of our principal subsidiaries and consolidated controlled entities as of the date of this annual report:

Company name	Place of Establishment	Principal Activities
Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	PRC	Provision of marketing services, leads generation services and listing services

Beijing Fangtianxia Technology Development Co., Ltd. (“Beijing FTXTechnology”)	PRC	Provision of technology, leads generation and listing services

Xinjiang Tuo Shi Huan Yu Network Technology Co., Ltd.	PRC	Provision of technology, leads generation and listing services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”)	PRC	Provision of technology, leads generation and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	PRC	Provision of marketing services, rental services, leads generation services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	PRC	Provision of technology and information consultancy services

Beijing FTX Digital Technology Service Co., Ltd (previously known as Beijing Tianxia Dai Information service Co., Ltd.)	PRC	Provision of finance information services

Shanghai SouFun Microfinance Co.,Ltd. (“Shanghai SouFun Microfinance”)	PRC	Provision of Microfinance services

Nanning Tian Xia Dai Microfinance Co., Ltd (“Beihai Tian Xia Dai Microfinance”)	PRC	Provision of microfinance services

Company name	Place of Establishment	Principal Activities
Shanghai BaoAn Enterprise Co., Ltd. (“Shanghai BaoAn Enterprise”)	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“ShanghaiBaoAn Hotel”)	PRC	Operation and management of hotel, restaurant and other catering business

Chongqing Tian Xia Dai Microfinance Co., Ltd (“Chongqing Tian Xia Dai Microfinance”)	PRC	Provision of microfinance services

Best Fang Holdings LLC	United States of America	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	United States of America	Investment holding

The following diagram illustrates our corporate structure including our principal subsidiaries and consolidated controlled entities as of the date of this annual report.

Fang Holdings Limited
(Cayman Islands)
100%
100%
100%
100%
100%
SouFun International Limited
(Hong Kong) (1)
Best Fang
(California)
Best Work
(New York)
Offshore
Onshore
100%
75%
100%
Shanghai BaoAn Hotel Co., Ltd.
(PRC)
Shanghai BaoAn Enterprise Co., Ltd.
(PRC)
Tianjin Soufun Information Technology Co., Ltd.
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
100%
Beijing FTX Digital Science Service
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

A.OPERATING RESULTS

Overview

We believe we operate a leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2024. Our user-friendly websites and mobile apps support active online communities and networks of users seeking information on, and services for, the real estate and home-related sectors in China. Our service offerings include:

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

We have built a large and active community of users who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to our own records, in the fourth quarter of 2024, our websites, including www.fang.com, received a monthly average of approximately 20 million unique visitors and generated a monthly average of approximately 30 million website visits. We currently maintain approximately 43 offices to focus on local market needs.

Our revenues, net loss from operations attributable to our shareholders in 2024 were US$30.7 million and US$28.8 million, respectively. Marketing, listing, leads generation, financial, and other services accounted for 36.0%, 15.3%, 26.1%, 16.2% and 6.4%, respectively, of our revenues in 2024.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
Selected Metrics	2022	2023	2024
Average monthly unique visitors (million)*(1)	41	28	23
Average monthly mobile unique visitors (million)*(2)	32	22	18
*	Source: Internal records for data in 2022, 2023 and 2024
(1)	Refers to the number of combined average monthly unique visitors for our websites, mobile apps and WAP websites, which includes the number of average monthly mobile unique visitors.
(2)	Refers to the number of combined average monthly unique visitors for our mobile apps and WAP websites.

Factors Affecting Our Results of Operations

Economic growth in China and in the PRC real estate market

We conduct substantially all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. As a leading real estate Internet portal, our financial results have also been affected by the performance of the real estate and home furnishing and improvement sectors in China. Following a slower-than-anticipated recovery in 2023 after the lifting of COVID-19 restrictions, the challenges facing the PRC real estate market persisted and potentially intensified in 2024. Factors such as continued subdued consumer confidence, widespread financial pressure on property developers, and adjustments in market supply and demand dynamics continued to significantly weigh on the industry throughout the year ended December 31, 2024. While government policies aimed at stabilizing the market were introduced, their effects may take time to materialize, and the overall market conditions remained challenging. This environment negatively impacted transaction volumes for both new and secondary properties, as well as related sectors like home furnishing and improvement. For additional discussion of these and other risks, please refer to “Item 3.D. Key Information—Risk Factors—Risks related to our business.”

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

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues are concentrated in China’s major urban centers including Beijing, Shanghai, Chongqing, Wuhan, Guangzhou and Tianjin. Although our percentage of revenues from these eight urban centers has decreased as we expanded our operations elsewhere in China, we expect customers in these cities to continue to represent a significant portion of our revenues in the near term. We may also expand into new geographic areas and sectors. As of December 31, 2024, we had established real estate-related content, search services, marketing and listing coverage of 658 cities across China. The financial performance of newly penetrated cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

PRC regulations afecting the Internet, online marketing, real estate and financing industries

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

Our ability to grow financial services while maintaining effective risk management

We began to offer financial services in the third quarter of 2014. We offer secured entrusted loans, mortgage loans as well as unsecured loans to property buyers and other borrowers and charge interest, service fees, and guarantee fees. As of December 31, 2024, we had loans receivable with a net balance of US$37.5 million. The lending market has historically been dominated by commercial banks and other financial institutions. Compared with these market participants, we have significantly less experience in managing the lending business. The growth of our financial services will depend on our ability to develop attractive loan products and services and manage related credit risk.

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

Cost of Revenues

Our cost of revenues includes cost of services. Cost of services primarily includes staff costs, tax surcharges, rental costs related to server and bandwidth leasing fees and other direct costs incurred in providing the related services. Staff costs encompass salaries and benefits for our editorial staff, customer service personnel, personnel dedicated to servicing and designing websites and mobile apps for our customers, and brokerage personnel. Cost of revenues also includes share-based compensation expenses related to share options and other share-based compensation granted to our editorial and production staff. In 2022, 2023 and 2024, our cost of revenues represented 15.2%, 15.8% and 18.6% of our revenues, respectively.

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

Impairment of Long-lived Assets

Our impairment charges relate to the land and real estate we hold in mainland China and the United States. We monitor broader property-market conditions, such as shifts in economic activity, changes in credit availability, policy adjustments, and overall transaction liquidity, and reassess carrying values when these factors indicate a sustained change in market outlook. When warranted, we record a non-cash charge to reflect current market expectations for these properties. The timing and level of such charges may vary with macroeconomic trends and sector sentiment.

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

HongKong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%), while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2024.

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

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2024.

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

As of December 31, 2024, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi and Beijing FTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2024 to 2026), Beijing Tuoshi (2022 to 2024), Beijing FTX Technology (2023 to 2025).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31, 2022, 2023 and 2024, we had not accrued PRC tax on this basis.

Critical Accounting Policies And Estimate

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions aboutmatters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report.

Impairment of Long-Lived Assets

We evaluate long-lived assets or asset groups with finite lives for impairment when events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. This assessment requires judgment in identifying the appropriate asset group at the lowest level of largely independent cash flows and in determining whether indicators of impairment exist, such as deterioration in operating performance, adverse changes in market demand or the business environment, changes in expected use, or plans for disposal.

If indicators of impairment are identified, we estimate the future undiscounted cash flows expected from the use and eventual disposition of the asset group and compare those cash flows to its carrying amount. This analysis involves assumptions about future revenue, utilization, operating margins, capital expenditure requirements and residual values, which are inherently subjective. When the carrying amount is not recoverable, any impairment loss is measured as the excess of the carrying amount over fair value, which is generally determined using discounted cash flow or market-based valuation techniques that require further assumptions such as discount rates and market-based yields. Because these estimates involve significant judgment and are sensitive to changes in assumptions and market conditions, changes in these estimates or differences between actual results and our assumptions could materially affect the carrying values of our long-lived assets, the related depreciation and impairment charges, and, as a result, our results of operations.

Fair Value Measurement of Long-Term Investments

We hold certain long-term equity investments that are measured at fair value on a recurring basis, including investments for which we have elected the fair value option. Fair value is determined in accordance with ASC 820, which requires the use of observable and unobservable inputs and classification within a three-level fair value hierarchy. Because many of these investments do not have quoted prices in active markets, their fair values are often based on Level 3 measurements and involve significant judgment.

In estimating the fair value of these investments, we typically apply market and income approaches, including the use of valuation multiples of comparable companies or discounted cash flow analyses. These valuation techniques require assumptions about projected revenue and profitability, discount rates, market multiples, expected exit strategies and, where relevant, liquidity or control premiums and discounts. Because these fair value measurements rely on significant unobservable inputs and management judgment, changes in these inputs or differences between estimated and actual performance of the investees could materially increase or decrease the reported fair values of our long-term investments and the related gains or losses recognized in our results of operations.

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

Loans Receivable and Allowance for Credit Losses

Loans receivable consists primarily of consumer microloans to individuals that have passed our credit assessment. These loans are recorded at their principal amount, less an allowance for credit losses, as of the balance sheet date. Loan periods extended to borrowers generally range from 0.5 to 36 months.

Starting from January 1, 2020, the Company adopted ASC 326, which introduced the CECL model. Under this model, we estimate the allowance for credit losses based on expected lifetime credit losses for the entire loans receivable portfolio, considering past collection experience, current and future economic conditions, and changes in customer payment trends. The adoption of ASC 326 did not have a material impact on our financial statements, and no retrospective adjustments were required.

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

Results of Operations

The following table sets forth selected financial data from our consolidated statements of comprehensive income (loss) for the periods indicated.

	For the Years Ended December 31,
	2022		2023		2024
		% of		% of		% of
	Amount	revenue	Amount	revenue	Amount	revenue

	(US$ in thousands, except percentage)
Revenues:
Marketing services	37,187	46.2%	16,722	33.4%	11,032	36.0%
Listing services	13,105	16.3%	7,749	15.5%	4,693	15.3%
Leads generation services	15,760	19.6%	13,499	27.0%	7,996	26.1%
Financial services	9,716	12.1%	4,572	9.1%	4,964	16.2%
Other services	4,713	5.9%	7,473	15.0%	1,991	6.4%
Total revenues	80,481	100.0%	50,015	100.0%	30,676	100.0%
Cost of revenue:
Cost of services	(12,267)	(15.2)%	(7,909)	(15.8)%	(5,708)	(18.6)%
Total cost of revenues	(12,267)	(15.2)%	(7,909)	(15.8)%	(5,708)	(18.6)%
Gross profit	68,214	84.8%	42,106	84.2%	24,968	81.4%
Operating income (expenses):
Selling expenses	(30,783)	(38.2)%	(19,603)	(39.2)%	(15,086)	(49.2)%
General and administrative expenses	(27,174)	(33.8)%	(51,569)	(103.1)%	(35,840)	(116.8)%
Impairment of long-lived assets	—	—	(151,097)	(302.1)%	(55,058)	(179.5)%
Reverse of (provision for) credit loss and recovery of previously written-off receivables	(50,335)	(62.5)%	(30,389)	(60.8)%	41,280	134.6%
Other income, net	103	0.1%	4,633	9.3%	5,320	17.3%
Operating loss	(39,975)	(49.7)%	(205,919)	(411.7)%	(34,426)	(112.2)%
Foreign exchange gain	1,222	1.5%	126	0.3%	488	1.6%
Interest income	6,854	8.5%	5,958	11.9%	4,201	13.7%
Interest expense	(10,765)	(13.4)%	(8,081)	(16.2)%	(9,658)	(31.5)%
Change in fair value of securities	828	1.0%	(1,523)	(3.0)%	(2,853)	(9.3)%
Government grants	1,523	1.9%	254	0.5%	193	0.6%
Investment income (loss), net	523	0.6%	2,100	4.2%	(1,435)	(4.7)%
Loss before income taxes	(39,790)	(49.4)%	(207,085)	(414.0)%	(43,490)	(141.8)%
Income tax benefit (expenses)	(35,772)	(44.4)%	27,364	54.7%	14,734	48.0%
Net loss	(75,562)	(93.9)%	(179,721)	(359.3)%	(28,756)	(93.7)%

Revenues

Our total revenue decreased by 38.7% year-over-year in 2024, following a 37.9% decline in 2023 compared to 2022. The decline over these three years reflects significant reductions across most service lines, particularly in marketing services, listing services, and leads generation services. Financial services saw growth in 2024, providing only a partial offset to the overall decrease in revenue.

Marketing Services. Our marketing service revenue, which is primarily derived from new home business. Marketing services for real estate developers, decreased by 34.0% year-over-year in 2024, following a 55.0% decline in 2023 compared to 2022. The decrease in revenue over these two years was predominantly driven by the continued and deepening downturn across the broader PRC real estate industry.

Throughout 2023 and more visibly in 2024, the sector faced broad challenges. Housing demand remained soft as consumers stayed cautious. Many developers were under financial stress with limited access to funding. The effects of a strict regulatory environment also persisted. These factors reduced demand for our services because developers cut advertising budgets and adopted conservative sales plans. A general wait-and-see approach among buyers kept transactions low, which reduced the need for large marketing campaigns. As the industry moved through a long adjustment period, both developers and buyers remained cautious and cost focused, which continued to weigh on our marketing service revenue in 2024.

Listing Services. Our listing service revenue, primarily generated from real estate agents subscribing to our platform to upload secondary home listings, decreased by 39.4% year-over-year in 2024, following a 40.9% decline in 2023 compared to 2022. This segment continued to underperform relative to our marketing services, reflecting the profound and persistent weakness plaguing the secondary home market throughout 2023 and 2024.

The secondary home market remained weak during the year. Buyer demand was limited amid ongoing economic uncertainty and a general wait-and-see mindset, which kept transactions low. This pressured agents, and many reduced spending on listing subscriptions, scaled back activity, or left the market. In some areas, uneven property prices and tighter mortgage procedures further slowed deals. Taken together, these conditions led to a continued decline in demand for our listing services in 2024.

Leads Generation Services. Our leads generation service revenue, primarily driven by new home projects from real estate developers, decreased by 40.8% year-over-year in 2024, following a 14.3% decline in 2023 compared to 2022. The decline in 2024 reflected continued weakness in the PRC real estate market, particularly impacting new home sales and developer demand for leads generation. Market conditions during the year led developers to adjust their marketing expenditures, including those for acquiring potential buyer leads, in response to factors such as project timelines and sales performance. Buyer activity, including inquiries and site visits, was also affected by prevailing market sentiment, influencing developer demand for these services. A smaller portion of our leads generation services relates to secondary home and rental listings, which also experienced reduced demand. Overall, the revenue decrease in this segment during 2024 was connected to lower transaction volumes and adjustments in developer marketing strategies amidst challenging market conditions.

Financial Services. Our financial service revenue, primarily derived from secured consumer loans to individuals, increased by 8.6% in 2024, following a decrease of 52.9% in 2023 compared to 2022. The increase in 2024 occurred from a lower revenue base established after the significant decline in the prior year. While the overall lending environment remained cautious due to ongoing real estate market challenges, the revenue increase in 2024 reflects factors such as targeted adjustments in our lending activities or changes in the portfolio mix, alongside continued management of existing loan receivables. The decrease in 2023 was mainly attributable to reduced loan origination volumes and lower average loan balances, reflecting adjustments in our credit policies implemented in response to prevailing economic conditions and perceived credit risks within a weaker market environment.

Other Services. Other service revenue, primarily from licensing agreements granting local agencies the use of our brand and backend systems for real estate marketing, decreased by 73.4% year-over-year in 2024. This followed an increase of 58.6% in 2023 compared to 2022. Other service revenue accounted for 5.8%, 15.0%, and 6.4% of our total revenue in 2022, 2023 and 2024, respectively. The significant decrease in 2024 reflects a confluence of factors, including the persistent challenges within the broader real estate market impacting local agency operations, variations in regional partner performance, and potential adjustments to our partnership strategies or focus. The increase observed in 2023 occurred from a lower base in 2022 and may have reflected specific regional dynamics or certain program adjustments during that period, factors which shifted under the evolving market conditions of 2024.

Cost of Revenues

Cost of revenues primarily consists of staff costs, rental costs incurred in relation to server and bandwidth leasing fees and other direct costs incurred in providing the related services. As a percentage of total revenues, our cost of revenues was 15.2%, 15.8% and 18.6% in 2022, 2023 and 2024, respectively.

In 2024, our cost of revenues decreased by 27.8% year-over-year to US$5.7 million, primarily due to a reduction in staff costs, which declined by approximately US$1.3 million as we continued to streamline our operations in response to lower business volume. Reductions in servers and bandwidth leasing fees and communication expenses also contributed to the overall decline.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 40.7% year-over-year in 2024, following a 38.3% decline in 2023. Our gross margin was 84.8%, 84.2% and 81.4% in 2022, 2023 and 2024, respectively.

Operating Expenses

The following table sets forth our operating expenses, in absolute amount and as a percentage of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%

	(US$ in thousands, except percentage)
Selling expenses	30,783	28.5%	19,603	7.9%	15,086	25.4%
General and administrative expenses	27,174	25.1%	51,569	20.8%	35,840	60.3%
Impairment of long-lived assets	—	—	151,097	60.9%	55,068	92.7%
Reverse of (provision for) credit loss and recovery of previously written-off receivables	50,335	46.5%	30,389	12.3%	(41,280)	(69.5)%
Other income, net	(103)	(0.1)%	(4,633)	(1.8)%	(5,320)	(8.9)%
Total	108,189	100.0%	248,025	100.0%	59,394	100.0%

Selling Expenses. Our selling expenses decreased by 23.1% in 2024 compared to 2023, following a 36.3% decline in 2023 compared to 2022. The overall decrease over the two-year period was primarily attributable to reductions in staff costs, distribution expenses, and promotional spending, as we streamlined operations and adjusted our marketing activities in response to lower business volume. These cost reductions were part of our broader efforts to manage expenses amid challenging market conditions.

General and Administrative Expenses. Our general and administrative expenses decreased by 30.5% in 2024 compared to 2023, primarily due to our continued cost control efforts and efficiency improvements across functions, In contrast, general and administrative expenses increased by 89.8% in 2023 compared to 2022, primarily due to certain non-recurring items and legal-related costs incurred during the year.

Impairment of long-lived assets. In 2023, we recognized an impairment charge of US$151.1 million related to certain buildings and land use rights, primarily as a result of the significant downturn in China’s real estate market. As market conditions continued to deteriorate in 2024 and projected utilization of these same properties declined further, we identified additional impairment indicators and performed updated recoverability assessments. Based on the results of these assessments, we recorded an incremental impairment charge of US$55.1 million in 2024 to further write down the carrying values of these assets to their estimated fair values. No such impairment charges were recorded in 2022.

Reverse of (provision for) credit loss and recovery of previously written-off receivables: Amount in 2024 reflected a net reversal of credit losses, primarily because the Company fully recovered certain long-outstanding receivables for which credit loss allowances had been recorded in prior years. By contrast, the amounts in 2023 and 2022 represented net provisions for credit losses on other receivables as credit risk increased on certain counterparties.

Other Income, net. Our other income, primarily derived from net rental income generated by properties we own, In 2024, other income, net increased 14.8% to US$5.3 million from US$4.6 million in 2023, primarily reflecting lower property operating expenses and depreciation charges associated with our owned properties. In 2023, other income, net rebounded from US$0.1 million in 2022 as rental operations recovered and previously idle space was leased.

Interest Income

Our interest income decreased to US$4.2 million in 2024, compared to US$6.0 million in 2023 and US$6.9 million in 2022. The decline was primarily due to a reduction in cash balances following significant debt repayments made during 2022 and 2023.

Interest Expense

Our interest expense increased by 19.5% to US$9.7 million in 2024 from US$8.1 million in 2023, primarily due to the impact of new long-term bank borrowings entered into in late 2023 and during 2024, which raised our average outstanding debt for the year. In contrast, interest expense decreased by 25.0% in 2023 from US$10.8 million in 2022, mainly as a result of continued repayments of bank borrowings during 2022 and 2023.

Change in Fair Value of Securities

The fair value changes of our securities recorded losses of approximately US$2.9 million in 2024, US$1.5 million in 2023, and income of US$0.8 million in 2022. These income and losses primarily reflect the broader market conditions and fluctuations during these years, which influenced the valuation of our investment holdings.

Investment Income, Net

Our investment income primarily consists of the Company’s proportionate share of net income or loss from equity method investments, as recognized under the equity method, together with cash distributions and dividends received from certain investees.

Income Tax Expenses

Our effective tax rate was 89.9%, -13.2% and -33.9% in 2022, 2023 and 2024, respectively. In 2024, our effective tax rate was -33.9%, which differed from the statutory income tax rate of 25% due to several factors. These include:(1) non-deductible expenses amounting to US$15.2 million, and (2) a US$1.5 million tax benefit from the expiration of loss carryforwards. These factors were partially offset by:(1) a US$21.8 million reversal of previously unrecognized tax benefits due to the expiration of the applicable statute of limitations, and (2) a US$0.8 million increase in valuation allowance.

In 2023, our effective tax rate was -13.2%, which differed from the statutory income tax rate of 25% due to several factors. These include: (1) non-deductible expenses amounting to US$47.1 million, (2) a US$10.4 million tax benefit from tax holidays or preferential tax rates, and (3) a US$2.3 million withholding tax payment by our PRC subsidiaries on profit distributions to overseas entities. These were partially offset by: (1) a research and development super deduction benefit of US$1.8 million and (2) a US$19.2 million reversal of previously recorded unrecognized tax benefits due to the expiration of the applicable statute of limitations, and (3) a US$15.3 million decrease in valuation allowance.

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

B.Liquidity and Capital Resources

We have consistently managed our liquidity requirements through a combination of cash generated from operations, strategic use of bank borrowings, short-term bonds, and various equity financings. As of December 31, 2024, we maintained cash and cash equivalents of US$65.1 million, current restricted cash of US$21.8 million, and short-term investments of US$58.9 million. These figures compare to US$86.1 million, US$4.3 million, and US$106.5 million, respectively, as of December 31, 2023, reflecting our proactive approach to managing our liquidity amidst evolving market conditions.

The fluctuations in cash and cash equivalents over the past three years primarily reflect changes in our financing and investment activities, including debt repayments and adjustments to our investment portfolio. These movements are consistent with our ongoing efforts to manage liquidity conservatively and maintain flexibility to support business operations under evolving market conditions.

As of December 31, 2024, our current liabilities were significantly reduced to US$211.2 million from US$214.8 million in 2023, driven by a reduction in amount due to related parties. Additionally, our non-current liabilities decreased to US$280.7 million from US$348.3 million in 2023, primarily due to the repayment of long-term bank borrowings.

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

Cash Flows

The following table sets forth information regarding our cash flows for the periods indicated.

	Year Ended December 31,
	2022	2023	2024

	(US$ in thousands)
Consolidated statements of cash flows data
Net cash (used in) provided by operating activities	(16,061)	(9,991)	3,585
Net cash provided by (used in) investing activities	70,855	(41,851)	13,050
Net cash provided by (used in) financing activities	(340,836)	33,356	(15,333)
Exchange rate effect on cash, cash equivalents and restricted cash	(1,464)	(1,436)	(4,828)
Net decrease in cash, cash equivalents and restricted cash	(287,506)	(19,922)	(3,526)
Cash, cash equivalents and restricted cash at beginning of year	397,865	110,359	90,437
Cash, cash equivalents and restricted cash at end of year	110,359	90,437	86,911

Net Cash (Used in) Provided by Operating Activities

In 2024, we recorded a net cash inflow from operating activities of US$3.6 million, compared to an outflow of US$10.0 million in 2023. The cash inflow in 2024 was primarily attributable to a significant decrease in net loss, which declined from US$179.7 million in 2023 to US$28.8 million in 2024. In addition, the total amount of non-cash charges for impairment of long-lived assets and provisions for credit losses decreased substantially, from US$181.5 million in 2023 (US$151.1 million in impairment charges and US$30.4 million in credit loss provisions) to US$35.1 million in 2024 (US$55.1 million in impairment, partially offset by a US$20.0 million reversal of credit loss provisions). The lower level of these non-cash adjustments in 2024 reduced the add-backs to net loss when reconciling to net operating cash flow, partially offsetting the positive impact from the reduced net loss. Changes in working capital, including higher prepayments and lower loan collections, also contributed to the continued net outflow.

Net Cash Provided by (Used in) Investing Activities

In 2024, our investing activities generated a net cash inflow of US$13.1 million, compared to a net cash outflow of US$41.9 million in 2023. The inflow in 2024 primarily resulted from increased proceeds from the disposal of short-term investments totaling US$54.6 million, partially offset by continued acquisitions of short-term investment products and property and equipment of US$6.6 million and US$4.8 million, respectively. In addition, a net decrease in amounts due to related parties contributed positively to investing cash flow during the year.

In 2023, our investing activities generated a net cash outflow of US$41.9 million, compared to an inflow of US$70.9 million in 2022. The outflow in 2023 was primarily driven by the acquisition of short-term investments and an investment of US$14.5 million in acquiring more equity interests in CIH, as well as a cash payment of US$56.4 million to CIH, offset by proceeds from the disposal of short-term and equity investments.

Net Cash Provided by (Used in) Financing Activities

In 2024, our financing activities resulted in a net cash outflow of US$15.3 million, compared to a net inflow of US$33.4 million in 2023. The outflow in 2024 was mainly attributable to loan and debt repayments of US$15.3 million, while no new borrowings were raised during the year. In contrast, the inflow in 2023 primarily reflected proceeds from new long-term loans of US$126.6 million, partially offset by loan and bond repayments of US$94.6 million.

In 2023, our financing activities resulted in a net cash inflow of US$33.4 million, mainly due to new long-term borrowings of US$126.6 million, partially offset by loan and bond repayments of US$94.6 million. This marked a shift from the significant outflows in 2022, which were US$340.8 million, primarily driven by large-scale loan repayments.

Capital Expenditures

Our capital expenditures were US$10.8 million US$1.0 million and US$4.8 million in 2022, 2023 and 2024, respectively. We still have ongoing projects that require capital expenditures, including property construction and development. However, given our current liquidity and overall conditions, we plan to approach future capital spending cautiously. While we anticipate some capital expenditures to support business growth, these investments will be carefully managed.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Recent inflation has not had a material impact on our results of operations. However, we cannot assure you that we will not be adversely affected by inflation or deflation in China in the future.

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

D.Trend Information

The most relevant trends affecting our operations relate to the prolonged weakness in China’s real estate market, which has dampened customer marketing budgets, lengthened sales cycles, and increased variability in the performance of certain regional partners. We are continuing to streamline operations and re-prioritize resources toward core service lines, while monitoring cash collections and partner credit risk. In addition, higher average outstanding bank borrowings since late 2023 have increased our interest expense, and exchange-rate movements between the Renminbi and the U.S. dollar may affect our reported results. We also continue to assess evolving regulatory requirements applicable to online marketing and data usage.

As of the date of this report, other than the matters discussed elsewhere in this annual report, including “Item 3.D. Risk Factors,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources.

E.Off-Balance Sheet Arrangements

We do not currently have any material outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our significant contractual obligations as of December 31, 2024.

	Payment due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(US$ in thousands, except percentage)
Loan principal and interest expense obligation	204,859	48,798	37,168	30,531	88,362
Capital commitments	13,444	13,444	—	—	—
Operating leases	426	296	130	—	—

G.Safe Harbor

See “Forward Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Vincent Tianquan Mo	62	Executive chairman of the board of directors and director
Jian Liu	50	Chief executive officer and director
Shaohua Zhang	63	Independent director
Howard Huyue Zhang	56	Independent director
Changming Yan	62	Independent director
Shihang Dong	35	President
Frank Hua Lei	46	Chief investment officer
Lili Chen	37	Deputy chief financial officer

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

Lili Chen has served as our deputy chief financial officer since January 2024, in charge of financial affairs of our company. Ms. Chen has also served as the deputy chief financial officer of China Index Holdings Limited since January 2021, and previously served as the financial controller of China Index Holdings Limited from January 2018 to December 2020. Ms. Chen served as the director of the Beijing financial management center of our company from 2017 to 2018, a senior financial manager at our company from 2015 to 2016, and a financial manager at our company from 2014 to 2015. Ms. Chen holds both a bachelor’s degree and a master’s degree in finance from La Trobe University at Melbourne, Australia.

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

For the year ended December 31, 2024, we paid an aggregate cash compensation of approximately US$608 (RMB4,323,241) to our directors and executive officers as a group. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Options

1999 Stock Incentive Plan

At a meeting held on September 1, 1999, our board of directors reserved a total of 12.0% of our fully diluted share capital for issuance upon the exercise of options to be granted to our executive directors, officers and employees or their affiliated entities from time to time. On September 1, 1999, our shareholders approved the stock-related award incentive plan (the “1999 Stock Incentive Plan”). The number of options awarded to a person was based on the person’s potential ability to contribute to our success, the person’s position with us and other factors deemed relevant and necessary by our board of directors. As of the date of this annual report, we had awarded to several of our employees and directors options to purchase 9,708,100 ordinary shares of our company under the 1999 Stock Incentive Plan. As of December 31, 2024, options to purchase 2,738,250 ordinary shares remained outstanding. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the 1999 Stock Incentive Plan provides that in circumstances where there is a change in the control of our company, if no substitution or assumption is provided by the successor corporation, the outstanding options will automatically vest and become exercisable for a period of 30 days, after which such options will terminate. The termination date for the options granted is 10 years after the date of grant.

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

In connection with separation of CIH from us, and in order to make our equity awards holders whole against the adverse changes in the awards’ value following the separation, CIH issued the equivalent number of CIH’s equity awards to the holders of our equity awards to make them whole under the separation. Such CIH’s equity awards have a nominal exercise price and may be exercisable if and to the extent that the corresponding equity awards of our company are exercised. There was US$0.8 million incremental compensation cost resulting from the modification, of which US$0.6 million were recognized for the year ended December 31, 2019.

In November 2019, we reduced the exercise prices of share options to purchase 5,991,867 ordinary shares from the original exercise price ranging from US$5.0 to US$30.0 per share to the new exercise price of US$1.99 per share, which were granted to certain of our employees under the 1999 Stock Incentive Plan, 2010 Stock Incentive Plan and 2015 Stock Incentive Plan during the years from 2006 to 2019. In addition to the adjustment of exercise price, we also adjusted the vesting schedules for certain share options. There was US$9.1 million of incremental compensation cost resulting from the modification, of which US$1.1 million were recognized for the year ended December 31, 2019.

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share options

	Number of Class	Number of Class
	A ordinary	B ordinary
	shares to be	shares to be
	issued upon	issued upon	Exercise price
	exercise of	exercise of	per ordinary
Name	options	options	share (US$)	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)
	112,500	—	1.99	December 30, 2018	December 30, 2026
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—		December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2027
		—	1.99	December 1, 2016	December 1, 2026
		—	1.99	June 7, 2019	June 6, 2029
Next Decade / Mr. Mo(1)	—	1,754,500	1.99	September 30, 2006	September 29, 2031
	112,500	—	1.99	December 30, 2018	December 30, 2026
	112,500	—	1.99	December 30, 2018	December 30, 2027
	112,500	—	1.99	December 31, 2008	December 30, 2028
	112,500	—	1.99	December 31, 2009	December 30, 2029
	500,000	—	1.99	September 17, 2010	September 16, 2030
	75,000	—	1.99	August 15, 2012	August 14, 2027
	50,000	—	1.99	December 1, 2016	December 1, 2026
	144,168	—	1.99	June 7, 2019	June 6, 2029
	*	—	27.2	February 25, 2016	February 24, 2026
	*	—	27.2	February 25, 2016	February 24, 2026

	Number of Class	Number of Class
	A ordinary	B ordinary
	shares to be	shares to be
	issued upon	issued upon	Exercise price
	exercise of	exercise of	per ordinary
Name	options	options	share (US$)	Date of grant	Date of expiration
Jian Liu	*	—	1.99	August 15, 2012	August 14, 2027
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Frank Hua Lei	*	—	1.99	July 26, 2012	July 25, 2027
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
Zhihong Zhang	*	—	1.99	July 26, 2012	July 25, 2027
	*	—	1.99	December 1, 2016	December 1, 2026
	*	—	1.99	June 7, 2019	June 6, 2029
*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

Restricted shares

(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman. Pursuant to resolutions passed by our board of directors on August 4, 2010, our board of directors resolved that such options be assigned and allocated to Media Partner and Next Decade.

Number of Class A
ordinary shares
represented by
Name	restricted shares	Date of grant	Date of expiration
Media Partner / Mr. Mo(1)	*	August 29, 2017	August 28, 2027
Next Decade / Mr. Mo(1)	*	August 29, 2017	August 28, 2027
Jian Liu	*	August 29, 2017	August 28, 2027
Frank Hua Lei	*	August 29, 2017	August 28, 2027
Zhihong Zhang	*	August 29, 2017	August 28, 2027
Total	260,090
*	Aggregate number of shares represented by all grants of restricted shares to the person accounts for less than 1.0% of our total outstanding shares on an as converted basis or voting power.
(1)	Represents restricted shares granted to Mr. Mo in his capacity as our executive chairman.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. We have, in certain circumstances, the right to seek damages against our directors if a duty owed by our directors is breached.

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

D.Employees

We had 549 and 959 employees as of December 31, 2024 and 2023, respectively. The decline in 2024 was primarily due to restricting and operating strategy adjustment. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

Function	Number
Editorial and production	71
Sales and marketing	254
Management and general administrative	98
Technical and research	126
Total	549

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

					Percentage of
					Aggregate
	Ordinary shares beneficially owned				Voting
	Class A No.	Percent	Class B No.	Percent	Power(1)
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities(2)	30,051,898	45.5%	21,586,290	88.7%	79.5%
Digital Link Investments Limited(3)	*	*	2,750,360	11.3%	8.9%
General Atlantic Singapore Fund Pte. Ltd.(4)	11,106,440	16.8%	—	—	3.6%
Evenstar Capital Management Limited and its affiliated entities(5)	12,970,340	19.6%	—	—	4.2%
Directors and Executive Officers:
Mr. Vincent Tianquan Mo (2)	30,051,898	45.5%	21,586,290	88.7%	79.5%
Jian Liu	*	*	—	—	*
Howard Huyue Zhang	—	—	—	—	—
Changming Yan	—	—	—	—	—
Shaohua Zhang	—	—	—	—	—
Zhihong Zhang	*	*	—	—	*
Frank Hua Lei	*	*	—	—	*
Shihang Dong	*	*	—	—	*
Lili Chen	—	—	—	—	—
All directors and executive officers as a group	30,209,035	45.8%	21,586,290	88.7%	79.5%
*	Less than 1.0% of total outstanding voting securities on an as converted basis.
**

Except where otherwise disclosed in the footnotes below, the business address of our directors and executive officers is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

(1)	For each person and group included in this column, percentage of total voting power represents dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary share unless approved by our board of directors.

(2)	Represents ordinary shares held by ACE Smart Investments Limited (“ACE Smart”), Media Partner Technology Limited (“Media Partner”), Next Decade Investments Limited (“Next Decade”), Ateefa Limited, Deanhale Limited, Karistone Limited, and Open Land Holdings Limited, as reported in a Schedule 13D/A filed by Mr. Vincent Tianquan Mo and his affiliates on May 24, 2022, including (1) 5,841,844 Class A ordinary shares, 16,539,500 Class A ordinary shares evidenced by ADSs held by ACE Smart, a Hong Kong company wholly owned by Mr. Mo; (2) certain employee stock options and restricted shares (exercisable within 60 days of the date thereof), which entitle Media Partner, a British Virgin Islands company, to acquire 1,367,378 Class A ordinary shares and 11,355,645 Class B ordinary shares held by Media Partner; (3) 1,123,955 Class A ordinary shares, 14,170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date thereof), which entitle Next Decade to acquire an additional 1,367,377 Class A ordinary shares, 10,230,645 Class B ordinary shares held by Next Decade, and certain employee stock options (exercisable within 60 days of the date thereof), which entitle Next Decade to acquire an additional 1,754,500 Class B ordinary shares; (4) 957,265 Class A ordinary shares owned by Ateefa Limited, a British Virgin Islands company; (5) 1,472,298 Class A ordinary shares held by Deanhale Limited, a British Virgin Islands company; (6) 926,461 Class A ordinary shares held by Karistone Limited, a British Virgin Islands company; and (7) 441,650 Class A ordinary shares represented by ADSs held by Open Land Holdings Limited, a Hong Kong company. All of the shares of Media Partner and Next Decade are held in irrevocable discretionary family trusts established by Mr. Mo. The address of Media Partner is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Mo acts as a protector of these family trusts, and Deutsche Bank International Trust Co. (Cayman) Limited and Credit Suisse Trust Limited act as the trustee of these trusts, respectively. The address of Mr. Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China, 100070.
(3)	Includes 387,561 Class A ordinary shares and 2,750,360 Class B ordinary shares. The address of Digital Link Investments Limited, a British Virgin Islands company, is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong. Shan Li (our director until May 2017 when he resigned) is the sole shareholder of Digital Link Investments Limited.
(4)	Represents Class A ordinary shares (as represented by 1,110,644 ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on September 25, 2023. General Atlantic Singapore Fund Pte. Ltd. is a Singapore company and its principal address is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(5)	Represents the number of Class A ordinary shares in the form of (i) 9,743,570 Class A ordinary shares held by Evenstar Master Fund SPC; (ii) 50 Class A ordinary shares held by ESSL; (iii) 1,688,290 Class A ordinary shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC, as reported in a Schedule 13D/A filed by Evenstar Capital Management Limited and its affiliates on October 10, 2023. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Act, as amended, the beneficial owner of any securities covered by this Schedule 13D/A. The address of Evenstar Capital Management Limited and its affiliates is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of September 22, 2025, of the 90,357,329 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 64.65% of our outstanding Class A ordinary shares, were in the form of ADSs. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

Among the 2016 Structure Contracts, Beijing Zhong Zhi Shi Zheng entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Network Technology Development Co., Ltd. (which has been deregistered) and their nominee shareholders. In anticipation of the separation and distribution in relation to CIH, which is the parent company of Beijing Zhong Zhi Shi Zheng, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018, and subsequently caused Beijing TuoShi, our wholly-owned PRC subsidiary, to enter into a new series of contractual arrangements with these consolidated controlled entities in 2018, with terms and conditions substantially similar to the 2016 Structure Contracts. In 2019, we entered into supplemental agreements, pursuant to which Mr. Jiangong Dai transferred all his rights, obligations and responsibilities under certain Structure Contracts to Mr. Jianning Dai. In 2018, we entered into new series of Exclusive Call Option Agreements with certain of our PRC subsidiaries, for the purpose of including Fang Holdings Limited as a party of the Exclusive Call Option Agreement. In 2020, we also entered into a supplemental agreement, pursuant to which Fang Holdings Limited transferred all the rights and responsibilities under certain Structure Contract to its subsidiary. For the purpose of business adjustments, Beijing JTX Technology and Beijing Internet underwent a split-off in December 2022 and January 2023 respectively. Following the split-off restructuring, the newly established subsidiaries entered into contractual agreements with Jia Tian Xia Network Technology, the terms of which are substantially similar to our previous structure contracts.

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

Lease Framework Agreement

We and CIH have entered into a lease framework agreement, pursuant to which we agree to lease properties owned by us or our affiliates to CIH at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on CIH’s actual demands. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between CIH and us. The lease income received from CIH under this agreement was US$1,261, US$1,204 and US$1,093 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Settlement Agreement

On September 27, 2023, the Company and Mr. Mo entered into a settlement agreement (the “Settlement Agreement”) with Evenstar Master Fund SPC, Evenstar Special Situations Limited (together with Evenstar Master Fund SPC, the “Evenstar”), pursuant to which Evenstar discontinued proceedings brought against the Company and Mr. Mo in the Grand Court of Cayman Islands entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein, and the Company shall transfer US$4.0 million to Evenstar.

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

We had relationships with the following related parties in 2024:

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

In February 2012, we entered into an agreement with Mr. Mo, our executive chairman, to lease a building owned by him for a 10-year period from March 1, 2012. The agreement was renewed in 2022, extending the maturity date to 2032. The deemed rental expense of US$0.2 million, US$0.2 million and US$0.2 million for 2022, 2023 and 2024, respectively, and the corresponding shareholder contribution were included in our consolidated financial statements.

In April 2013, we entered into an agreement with Beihai Silver Beach, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for 10 years. Upon expiration of the initial term, the contract is automatically renewed for an additional ten-year period unless either party objects. The management fees incurred for the years ended December 31, 2022, 2023 and 2024 were US$0.3 million, US$0.6 million and US$0.5 million, respectively.

We entered into certain agreements with CIH regarding listing services for commercial properties, office building leases, IT services and software licenses. During period from the completion of the separation of CIH from us to December 31, 2023, the service fees above incurred by CIH for the years ended December 2022, 2023 and 2024 were US$2.4 million, US$7.1 million and US$2.1 million, respectively.

We advanced loans to Shanghai Yuyue for US$4.1 million, nil and US$0.4 million for the years ended December 2022, 2023 and 2024 to meet its working capital needs. These loans are unsecured, repayable on demand and bear interest at rates determined with reference to prevailing market rates.

As of December 2022, 2023 and 2024, we had US$4.3 million, US$1.0 million and US$0.3 million, respectively, due from our related parties, and had US$90.5 million, US$34.7 million and US$4.5 million, respectively, due to our related parties.

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

You may be required to report information with respect to your ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. In general, if you hold specified “foreign financial assets” (which generally would include ordinary shares or ADSs) with an aggregate value exceeding US$50,000, you will be required to report information about those assets on IRS Form 8938, which must be attached to your annual income tax return. Higher asset thresholds apply if you file a joint tax return or reside abroad. If you fail to report required information, you could become subject to substantial penalties. You should consult your own tax advisor regarding your obligation to file IRS Form 8938.

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

Liquidity Risk

The principal method we use to manage liquidity risk arising from liabilities is maintaining an adequate level of cash and cash equivalents with different banks. In 2022, 2023 and 2024, we monitored our liquidity risks by considering the maturity of our financial assets and projected cash flows from operations. Our objective is to maintain a balance between a continuity of funding and flexibility through settlement from customers and subsequent payment to vendors to meet our working capital requirements.

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

Foreign Currency Risk

Substantially all of our revenues, cash and cash equivalent assets, costs and expenses, are denominated in Renminbi, and the functional currency of our principal operating subsidiaries and consolidated controlled entities is the Renminbi. On the other hand, a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar, and we use the U.S. dollar as our functional and reporting currency. The ADSs are also traded in U.S. dollars. As a result, the value of your investment in our ADSs will be affected by fluctuations in exchange rates, particularly appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and other foreign currencies, without giving effect to any underlying change in our business or results of operations. For example, if the Renminbi had weakened 5.0% against the U.S. dollar with all other variables held constant, our loss for 2022 would have been US$3.6 million lower, our loss for 2023 would have been US$8.60 million lower and our loss for 2024 would have been US$1.4 million lower. See “Item 3.D. Key Information-Risk Factors-Risks related to doing business in China-Fluctuations in the exchange rates of the Renminbi could materially and adversely affect the value of our shares, ADSs or notes and result in foreign currency exchange losses.”

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

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, fixed-rate time deposits and structured notes classified as short-term investments, accounts receivable, funds receivable, loans receivable and commitment deposits. As of December 31, 2024, we had US$94.8 million in cash and cash equivalents, restricted cash, long-term deposits, fixed-rate time deposits and securities classified as short-term investments, 82.8% and 17.2% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, it may be unlikely to claim our deposits or investments back in full. We selected reputable financial institutions with high credit ratings to deposit its assets. We regularly monitor the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

As of December 31, 2024, we had US$51.0 million of short-term investment in the Structured Note. Pursuant to the trust agreement entered into with Guotai Junan Financial Products Limited (“GTJA”) on September 21, 2023, the structured note continued to be secured by the cash collections from the underlying RMB-denominated bonds issued by Fang Holdings Limited. Under the terms of the renewed arrangement, the maturity of the structured note was extended October, 2025, and GTJA is required to apply all principal and interest payments received on the bonds to settle the outstanding principal and accrued interest on the structured note. No significant changes occurred to the structure or balance of the investment during 2024, and the Company continues to actively monitor the credit risk associated with the underlying bonds.

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

We are also exposed to default risk on our loans receivables. We assess the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2024, no single borrower comprised a significant portion of our loan portfolio.

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

JPMorgan Chase Bank, N.A., our depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the existence of a material weakness, as described below.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. We will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. D. Key Information-Risk Factors-Risks related to our business-If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, for the years ended December 31, 2024 and 2023, respectively. Save as disclosed below, we did not pay any other fees to GGF during the periods indicated below.

	For the Year Ended December 31,
	2024	2023

	(U.S. dollars in thousands)
Audit fees (1) - GGF	813	325
(1)	Audit fees are defined as the audit that needs to be performed each year in order to issue opinions on our consolidated financial statements. We accrued expenses of US$0.8 million and US$0.3 million for the years ended December 31, 2024 and 2023 related to independent registered public accounting firms.

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

Exhibit No.

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

Exhibit No.

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

Exhibit No.

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

4.66

Placing Agreement between Fang Holdings Limited and CNCB (Hong Kong) Capital Limited dated October 10, 2023 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F for the period ended December 31, 2023 filed with the SEC on May 7, 2025.)

4.67	Stipulation of Settlement (incorporated by reference to Exhibit 99.1 of our Current Report on Form 6-K filed with the SEC on October 30, 2025).
8.1*	List of Principal Subsidiaries and Consolidated Controlled Entities.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Jingtian & Gongcheng.
15.2*	Consent of GGF CPA Limited.
16.1

Letter dated May 14, 2019 from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F filed with the SEC on May 14, 2019).

97.1	Insider Trading Policy (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on September 2, 2010).
97.2	Clawback Policy (incorporated by reference to Exhibit 97.2 to our annual report on Form 20-F for the period ended December 31, 2023 filed with the SEC on May 7, 2025.)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANG HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: November 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fang Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fang Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment assessment of long-lived assets with impairment indicators

As disclosed in Notes 2, 8 and 9 to the consolidated financial statements, the carrying value before impairment of property and equipment and operating lease right-of-use assets cumulatively amounted to US$699.2 million, as of December 31, 2024. The Company evaluates the recoverability of its long-lived assets, including property and equipment, construction in progress and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company groups the long-lived assets at the lowest level for which identifiable cash flows being independent of the cash flows of other assets and liabilities. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value. In determining the fair value of its long-lived asset groups, the Company considers the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset group and the price market participants would pay for the long-lived asset group. During the year ended December 31, 2024, the Company recorded an impairment charge of US$55.1 million related to the long-lived assets.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding over the Company’s long-lived asset impairment assessment process and walked through how management made the significant assumptions described above.

- To test the Company’s impairment assessment of its long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenues expected to be generated from the intended usage of the asset group to the actual revenues generated in recent historical periods and current industry, market and economic trends. We evaluated the valuation methodologies used by the Company and compared their estimates against a range of estimates that were independently developed by us using external data.

- We also evaluated the financial statements disclosures included in Notes 2, 8 and 9 to the consolidated financial statements.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2024.

Guang Zhou, People’s Republic of China

November 21, 2025

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		86,123	65,087
Restricted cash, current		4,314	21,824
Short-term investments	4	106,520	58,853
Accounts receivable, net	5	22,252	14,146
Prepayments and other current assets	6	67,724	98,183
Loans receivable, net	7	32,373	37,529
Amounts due from related parties	16	1,045	292
Total current assets		320,351	295,914

Non-current assets:
Property and equipment, net	8	469,360	414,142
Deferred tax assets	14	17,208	11,356
Long-term investments	4	104,526	99,317
Long-term time deposits	4	1,412	—
Right-of-use assets	9	16,161	14,924
Other non-current assets		17,993	3,187
Total non-current assets		626,660	542,926
Total assets		947,011	838,840

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loans and current portion of long-term loans	10	17,515	41,872
Bond payable	11	50,590	49,849
Deferred revenue		56,343	58,438
Accrued expenses and other liabilities	12	54,216	54,670
Income tax payable		1,468	1,874
Amounts due to related parties	16	34,676	4,532
Total current liabilities		214,808	211,235

Non-current liabilities:
Long-term loans, less current portion	10	167,570	125,308
Deferred tax liabilities	14	62,742	61,674
Other non-current liabilities		117,994	93,711
Total non-current liabilities		348,306	280,693
Total liabilities		563,114	491,928

Commitments and contingencies	18	—	—

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		US$	US$
Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2023 and 2024, respectively; 66,020,679 shares outstanding as of December 31, 2023 and 2024, respectively.	13	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2023 and 2024, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	13	3,124	3,124
Treasury shares (5,755,007 shares as of December 31, 2023 and 2024, respectively.)	13	(111,283)	(111,283)
Additional paid-in capital		545,364	545,514
Accumulated other comprehensive loss		(37,408)	(45,787)
Accumulated deficit		(25,144)	(53,900)
Total shareholders’ equity		383,897	346,912
Total liabilities and shareholders’ equity		947,011	838,840

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		Year Ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Revenues
Marketing services		37,187	16,722	11,032
Listing services		13,105	7,749	4,693
Leads generation services		15,760	13,499	7,996
Financial services		9,716	4,572	4,964
Other services		4,713	7,473	1,991
Total revenues		80,481	50,015	30,676

Cost of services		(12,267)	(7,909)	(5,708)
Gross profit		68,214	42,106	24,968

Operating income (expenses)
Selling expenses		(30,783)	(19,603)	(15,086)
General and administrative expenses		(27,174)	(51,569)	(35,840)
Impairment of long-lived assets		—	(151,097)	(55,068)
Reverse of (provision for) credit loss and recovery of previously written-off receivables		(50,335)	(30,389)	41,280
Other income, net		103	4,633	5,320
Operating loss		(39,975)	(205,919)	(34,426)

Foreign exchange gain		1,222	126	488
Interest income		6,854	5,958	4,201
Interest expense		(10,765)	(8,081)	(9,658)
Change in fair value of securities	4	828	(1,523)	(2,853)
Government grants		1,523	254	193
Investment income (loss), net	4	523	2,100	(1,435)
Loss before income taxes		(39,790)	(207,085)	(43,490)
Income tax (expense) benefit	14	(35,772)	27,364	14,734
Net loss		(75,562)	(179,721)	(28,756)

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

		Year Ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Comprehensive loss
Net loss		(75,562)	(179,721)	(28,756)
Foreign currency translation adjustments		(47,413)	(27,872)	(7,942)
Loss on intra-entity foreign transactions of long-term investment nature		(2,794)	(505)	(437)
Total comprehensive loss		(125,769)	(208,098)	(37,135)

Net loss per share for Class A and Class B ordinary shares
Basic and diluted	20	(0.84)	(1.99)	(0.32)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	20	90,357,275	90,357,329	90,357,329

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(75,562)	(179,721)	(28,756)
Adjustments to reconcile net loss to net cash used in (provided by) operating activities:
Share-based compensation	586	39	—
Depreciation of property and equipment	23,441	21,708	16,010
Amortization of right-of-use assets	1,956	2,131	970
Deferred tax benefits	(11,060)	(32,054)	(16,640)
Provision for (reversal of) credit loss for accounts receivable, loans receivable and other current assets	50,335	30,389	(19,937)
Impairment of property and equipment and land use right	—	151,097	55,068
Impairment of investment	270	—	—
Investment (income) loss	(523)	(2,100)	1,435
Change in fair value of securities	(828)	1,523	2,853
Amortization of transaction costs for structured note	136	—	—
Gain on disposal of property and equipment	(26)	(58)	(57)
Deemed rental expense (Note 16)	159	152	150

Changes in operating assets and liabilities:
Accounts receivable	(30,837)	8,383	1,759
Prepayments and other current assets	(10,898)	(3,183)	(21,648)
Loans receivable	48,440	14,932	(6,355)
Amounts due from related parties	(2,794)	3,242	745
Other non-current assets	(1,494)	5,045	14,685
Deferred revenue	(2,220)	5,750	2,952
Accrued expenses and other liabilities	8,571	(13,546)	847
Income tax payable	(678)	555	432
Amounts due to related parties	(323)	—	—
Other non-current liabilities	(12,712)	(24,275)	(928)
Net cash (used in) provided by operating activities	(16,061)	(9,991)	3,585

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of United States Dollars (“US$”))

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of short-term investment	62,739	56,107	54,557
Proceeds from disposal of equity investments	32,204	23,014	—
Proceeds from disposal of property and equipment	33	65	103
Acquisition of property and equipment	(10,795)	(979)	(4,802)
Acquisition of short-term investments	(5,474)	(54,529)	(6,579)
Acquisition of long-term investments and time deposits	(17,770)	(15,891)	(974)
Cash collected from refund of prepayment for purchase properties	9,634	6,247	—
Proceeds from dividend distribution from equity investments	284	543	671
Repayment of loan receivables from a related party, Shanghai Yuyue	—	—	4,487
Payment of loan to a related party, Shanghai Yuyue (Note 16)	—	—	(421)
Repayments to a related party, CIH	—	(56,428)	(33,992)
Net cash provided by (used in) investing activities	70,855	(41,851)	13,050

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	7	—	—
Proceeds from loans	—	127,997	1,405
Repayment of loans	(340,843)	(43,527)	(16,738)
Repayment of bonds	—	(51,114)	—
Net cash provided by (used in) financing activities	(340,836)	33,356	(15,333)
Exchange rate effect on cash, cash equivalents and restricted cash	(1,464)	(1,436)	(4,828)
Net decrease in cash, cash equivalents and restricted cash	(287,506)	(19,922)	(3,526)
Cash, cash equivalents and restricted cash at beginning of year	397,865	110,359	90,437
Cash, cash equivalents and restricted cash at end of year	110,359	90,437	86,911

Supplemental schedule of cash flow information:
Income tax paid	38,162	4,877	1,503
Interest paid	7,656	13,470	9,788
Recognition of operating right-of-use assets	1,387	479	514
Investments acquired but not yet paid	—	—	417

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	2022	2023	2024
	US$	US$	US$
Cash and cash equivalents	106,015	86,123	65,087
Restricted cash, current	1,185	4,314	21,824
Restricted cash, non-current portion	3,159	—	—
Total cash, cash equivalents and restricted cash	110,359	90,437	86,911

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

The accompanying notes are an integral part of the consolidated financial statements

FANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

						Accumulated Other Comprehensive Loss
							Intra-entity
						Foreign	foreign
	Number of Ordinary			Additional		Currency	currency
	Shares		Ordinary	Paid-in	Treasury	translation	transaction		Accumulated	Total
	Class A	Class B	Shares	Capital	stock	adjustments	loss	Subtotal	deficits	Equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	66,020,679	24,336,650	12,368	545,364	(111,283)	(29,293)	(8,115)	(37,408)	(25,144)	383,897
Net loss for the year	—	—	—	—	—	—	—	—	(28,756)	(28,756)
Other comprehensive loss
Foreign currency translation adjustments	—	—	—	—	—	(7,942)	—	(7,942)	—	(7,942)
Loss on intra-entity foreign transactions of long-term investment nature	—	—	—	—	—	—	(437)	(437)	—	(437)
Contribution from shareholder	—	—	—	150	—	—	—	—	—	150
Balance as of December 31, 2024	66,020,679	24,336,650	12,368	545,514	(111,283)	(37,235)	(8,552)	(45,787)	(53,900)	346,912

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

The Company is principally engaged in the provision of marketing services, listing services, leads generation, financial services, and other services to the real estate and home furnishing industries in the PRC. Details of the Company’s major subsidiaries, PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries as of December 31, 2024 were as follows:

Company name	Date of Establishment	Place of Establishment	Principal Activities
Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	March 16, 2006	PRC	Provision of technology, leads generation and information consultancy services

Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	March 14, 2006	PRC	Provision of marketing services, leads generation services and listing services

Beijing Fangtianxia Technology Development Co., Ltd.	August 19, 2019	PRC	Provision of technology, leads generation and listing services

Xinjiang Tuo Shi Huan Yu Network Technology Co., Ltd.	November 29, 2017	PRC	Provision of technology, leads generation and listing services

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing TuoShi”)	November 19, 2010	PRC	Provision of technology, leads generation and information consultancy services

Beijing Yi Ran Ju Ke Technology Development Co., Ltd. (“Beijing Yi Ran Ju Ke”)	July 8, 2011	PRC	Provision of marketing services, rental services, leads generation services and real estate agency services

Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (“Beijing Hua Ju Tian Xia”)	July 25, 2012	PRC	Provision of technology and information consultancy services

Beijing FTX Digital Technology Service Co., Ltd (previously known as Beijing Tianxia Dai Information service Co., Ltd.)	April 9, 2014	PRC	Provision of finance information services

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Company	Date of Establishment	Place of Establishment	Principal Activities
Shanghai SouFun Microfinance Co., Ltd. (“Shanghai SouFun Microfinance”)	January 19, 2015	PRC	Provision of Microfinance services

Nanning Tian Xia Dai Microfinance Co., Ltd (“Beihai Tian Xia Dai Microfinance”)	September 12, 2014	PRC	Provision of microfinance services

Shanghai BaoAn Enterprise Co., Ltd.(“Shanghai BaoAn Enterprise”)	July 27, 1992	PRC	Lease, resale and management of property

Shanghai BaoAn Hotel Co., Ltd. (“ShanghaiBaoAn Hotel”)	May 9, 2003	PRC	Operation and management of hotel, restaurant and other catering business

Chongqing Tian Xia Dai Microfinance Co., Ltd (“Chongqing Tian Xia Dai Microfinance”)	December 11, 2014	PRC	Provision of microfinance services

Best Fang Holdings LLC	August 30, 2017	United States of America	Investment holding

Best Work Holdings (New York) LLC (“Best Work”)	March 14, 2011	United States of America	Investment holding

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows were as follows:

	As of December 31,
	2023	2024
	US$	US$
Total current assets	87,828	65,616
Total non-current assets	345,673	318,299
Total assets	433,501	383,915
Total current liabilities	179,698	230,839
Total non-current liabilities	205,391	177,122
Total liabilities	385,089	407,961

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.           ORGANIZATION AND BASIS OF PRESENTATION (continued)

Intercompany payable to the non-PRC Domestic Entities represents the amounts due to the WFOE and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	Year Ended December 31.
	2022	2023	2024
	US$	US$	US$
Total revenues	53,211	33,401	15,213
Net loss	(28,504)	(119,022)	(37,921)

	Year Ended December 31.
	2022	2023	2024
	US$	US$	US$
Net cash used in operating activities	(154,091)	(74,524)	(1,567)
Net cash provided by (used in) investing activities	11,340	2,979	(1,655)
Net cash provided by (used in) financing activities	(55,084)	85,970	(12,217)

As of December 31, 2024, except for the restricted cash of US$6,459 and property and equipment of US$220,957, as well as the rental income receivables arising from the properties, which are pledged to secure bank borrowings (Note 10), there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

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

	As of December 31,		Years ended December, 31
	2023	2024	2022	2023	2024
RMB: 1USD	7.0827	7.1884	6.7210	7.0431	7.1182

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions with original maturity of 90 days or less at the date of purchase which are unrestricted as to withdrawal and use. In addition, all highly liquid investments with original stated maturity of 90 days or less are classified as cash equivalents.

Restricted Cash

Restricted cash represents cash balances that are temporarily subject to short lock-up periods in connection with the purchase of short-term investment, cash pledged to financial institutions as collateral for the Company’s bank loans, and cash deposits in banks that are restricted as to withdrawal or usage according to certain contracts with customers. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the performance obligation is satisfied. Upon expiration of the lock-up periods, the related amounts are generally transferred out of restricted cash and recorded as short-term investments.

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

(2)	Trading Securities

Trading securities consist primarily of investments in publicly traded mutual funds and exchange-traded funds (ETFs), which are acquired for short-term cash management purposes. These investments are measured at fair value, with unrealized and realized gains or losses recognized in earnings, in accordance with ASC 321, Investments - Equity Securities. Changes in the fair value of these securities are presented in “Change in fair value of securities” in the consolidated statements of comprehensive income (loss). Dividend and interest income from these investments are recognized in earnings when received. If the Company has the intent and ability to hold such securities for more than one year, they are classified as long-term investments.

(3)	Equity Securities

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

(4)	Equity method investments

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments in common stock and private fund, over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Company initially records its investment in the common stock of an investee at cost. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. The Company adjusts the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and reports the recognized earnings or losses in the consolidated statements of comprehensive income (loss). When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). No impairment was recorded for equity method investments for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Loans Receivable

Loans receivable consists primarily of secured loans in the form of mortgage loans and unsecured loans to borrowers that have passed the Company’s credit assessment. Such amounts are recorded at the principal amount less impairment as of the balance sheet date. The loan periods extended by the Company to the borrowers generally range from 0.5 to 36 months.

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

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life

Office equipment	3 - 5 years
Motor vehicles	5 - 10 years
Leasehold improvement and decoration	shorter of lease term or economic lives
Buildings	12 -50 years

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

Fair Value of Financial Instruments

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, accounts receivable, short-term and long-term investments, loans receivable, short-term and long-term loans, bond payable and related derivative liabilities. As of December 31, 2023 and 2024, the carrying values of these financial instruments, and other than trading securities, restricted cash non-current portion, long-term investments, long-term loans, less current portion and related derivative liabilities, approximate their fair values due to the short-term maturity of these instruments. The investments accounted for at fair value and trading securities were recorded at fair value based on the quoted price in active markets as of December 31, 2023 and 2024. This category includes all investments measured at fair value, including certain equity method investments for which the Company has elected to apply the fair value option as permitted under ASC 825. The carrying values of long-term loans, less current portion and restricted cash, non-current portion approximate their fair values, as the loans and restricted cash bear interest at rates determined based on the prevailing interest rates in the market.

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

Assets measured at fair value on a recurring basis as of December 31, 2023 and 2024 are summarized below:

Fair Value Measurement as of December 31, 2023
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	—	106,520	—	106,520
Investments accounted for at fair value	3,260	—	31,211	34,471

Fair Value Measurement as of December 31, 2024
Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
	US$	US$	US$	US$
Short-term investments	560	58,293	—	58,853
Investments accounted for at fair value	1,083	—	30,585	31,668

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Non- current Assets

Other non-current assets primarily consist of rental deposits, and other long-term assets.

Revenue Recognition

The Company applied ASC 606 - “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”). Revenues are derived from marketing services, listing services, leads generation, financial services, and other services. Interest income from loans provided under the Company’s financial services business is not within the scope of ASC 606 and is recognized as described under “Financial Services” below.

The following table presents revenue disaggregated by nature of services:

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Marketing services	37,187	16,722	11,032
Listing services	13,105	7,749	4,693
Leads generation services	15,760	13,499	7,996
Financial services	9,716	4,572	4,964
Other services	4,713	7,473	1,991
Total revenues	80,481	50,015	30,676

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

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer. The Company recognized revenue of US$52,643, US$12,669 and US$10,098 from deferred revenue during the years ended December 31, 2022, 2023 and 2024, respectively.

Cost of Revenues

Cost of revenues consists of employee costs, tax surcharges, rental costs incurred in relation to server and bandwidth leasing fees and other direct costs incurred in providing the related services.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expenses

Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2022, 2023 and 2024 were US$4,533, US$3,973 and US$3,516, respectively.

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

Leases

Leases are classified at the inception date as either a finance lease or an operating lease. A lease is a finance lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company does not have finance leases for any of the years presented.

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

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2022, 2023 and 2024, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2022, 2023 and 2024, because those share options were anti-dilutive for loss per share.

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

In November 2023, the FASB issued a new ASU to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting — Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Company adopted ASU 2023-07 in fiscal year 2024. The adoption resulted in enhanced reportable segment disclosures, including the presentation of significant expense categories regularly provided to the CODM, and did not affect recognition or measurement.

On November 4, 2024, the FASB issued ASU 2024-03, Presentation of Financial Statements (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disaggregation of specified income statement expense captions. The Update is effective for fiscal years beginning after December 15, 2024, and for interim periods within fiscal years beginning after December 15, 2025. The Company is assessing the impact on its footnote disclosures and does not expect any impact on recognition or measurement.

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

As of December 31, 2024, the Company had US$94,775 in cash and cash equivalents, restricted cash, and short term held-to-maturity and trading investments, 82.8% and 17.2% of which were held by financial institutions in the PRC and financial institutions outside of the PRC, respectively. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights and interests over their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high credit ratings to deposit its assets. Additionally, for cash deposits held overseas, these are maintained in an overseas branch of some reputable and well-established Chinese banks, further ensuring the security of the Company’s assets. The Company regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.           CONCENTRATION AND RISKS (continued)

As of December 31, 2024, the Company’s investments included a structured note classified as a short-term investment, with a balance of US$50,989. This note was issued by Guotai Junan Financial Products Limited (“GTJA”), a financial institution based in the Hong Kong SAR. The settlement and performance of this structured note are directly linked to, and reliant upon, the principal and interest payments received by GTJA from specific underlying offshore bonds issued by Fang Holdings Limited (see Note 11). Therefore, the primary credit risk associated with this structured note investment stems from the creditworthiness of Fang Holdings Limited concerning these underlying bonds. The Company actively monitors the performance and credit risk of the underlying Fang Holdings Limited bonds to manage the credit exposure related to this structured note investment.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring of outstanding balances. The Company regularly reviews the creditworthiness of its customers.

The Company is exposed to default risk on its loans receivable. The Company assesses the allowance for credit losses related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2023 and 2024, no single borrower held more than 10% of the Company’s loan portfolio.

The Company regularly reviews the creditworthiness of real estate developers, and requires collateral from real estate developers in certain circumstances when commitment deposits become overdue.

Concentration of Customers and Suppliers

There were no revenues from customers which individually represented greater than 10% of the total revenues for any of the years ended December 31, 2022, 2023 and 2024. There were no accounts receivable of customers which individually accounted for greater than 10% of the total accounts receivable as of December 31, 2022, 2023 and 2024. In addition, there were no suppliers from whom purchases individually accounted for greater than 10% of the total purchases during any of the years ended December 31, 2022, 2023 and 2024.

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

Foreign currency exchange rate risk

The functional currency of the Company and its non-PRC subsidiaries is the U.S. dollars, while those WFOEs, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries is the RMB. The reporting currency of the Company is U.S. dollars. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, accounts receivable, other receivables, loans receivable, accounts and bonds payable denominated in the RMB. The appreciation of the U.S. dollars against the RMB was approximately 8.2%, 1.7% and 1.5% in 2022, 2023 and 2024, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments and bonds payable are denominated in the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Company’s cash flows, revenues, earnings and financial position.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS

	As of December 31,
	2023	2024
	US$	US$
Short-term investments
Short-term held-to-maturity debt investments	54,224	7,304
Structured note - maturity within 1 year	52,296	50,989
Short-term trading securities	—	560
Total short-term investments	106,520	58,853

As of December 31, 2023 and 2024, the Company held short-term held-to-maturity debt investments, which included debt instruments issued by financial institutions, such as time deposits and structured deposits with maturities of less than one year for which the Company has the positive intent and ability to hold those securities to maturity.

Interest income on the short-term debt investment and cash and cash equivalents and restricted cash of US$6,854, US$5,958 and US$4,201 were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

Structured note

On October 29, 2019, Beijing Soufang Network Technology Co., Ltd. (“Beijing Soufang”), a PRC subsidiary of the Company, purchased a 364-day RMB-denominated structured note issued by GTJA through a consolidated trust for RMB720,000,000 (approximately US$102,009). GTJA, in turn, acquired a 364-day RMB-denominated bond issued by Fang Holdings Limited (the “Bond”) for the same amount, and principal and interest payments from the Bond are applied to settle amounts due under the structured note. Transfers of the note require GTJA’s prior written consent.

The 1-year Bond was redeemed in 2020 and replaced by a 3-year Bond. The trust term was subsequently extended several times: first to October 21, 2023, then under a new trust agreement to October 21, 2024, with a 50% principal redemption (RMB360,000,000) at that time. As of December 31, 2024, the structured note’s maturity was extended to October 31, 2025, and further to October 31, 2026, with all other key terms unchanged. The outstanding principal remained RMB360,000,000 (US$50,989) and, due to its original maturity of less than one year, was classified as a current asset.

These extensions did not result in any substantial modification of the contractual terms or the economic substance of the original arrangement.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

	As of December 31,
	2023	2024
	US$	US$
Investments accounted for at fair values	3,260	1,083
Equity method investments carried at fair value	31,211	30,585
Equity investments without readily determinable fair values:	44,180	43,530
Equity method investments	25,875	24,119
Total long-term investments	104,526	99,317

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values consist of equity securities, including publicly traded stocks measured at quoted market prices. In 2023, the Company disposed of certain equity investments with readily determinable fair values through open market transactions and received total proceeds of US$3,267. The disposal resulted in a realized gain of US$667, which was recognized in consolidated statements of comprehensive loss in the year ended December 31, 2023. In 2024, there were no additions or disposals in this category, and the decrease was primarily due to fair value changes recognized in the consolidated statements of comprehensive income (loss).

Equity method investments carried at fair value

The Company apply fair value measurement for the investee using Level 3 inputs based on an independent valuation.

The following table summarizes the changes in equity investments measured at fair value, including those with readily determinable fair values and equity method investments for which the fair value option has been elected:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Fair value at the beginning of the year	23,127	24,117	34,471
Purchase of securities	—	14,479	—
Disposal of securities	—	(2,597)	—
Change in fair value of securities	828	(1,523)	(2,803)
Foreign currency translation adjustments	162	(5)	—
Fair value at the end of the year	24,117	34,471	31,668

For the years ended December 31, 2022, 2023 and 2024, the Company recorded net gain of nil, US$667, and nil, respectively, from the disposal of marketable securities, which is reflected in the Company’s consolidated statements of comprehensive income (loss).

Equity investments without Readily Determinable Fair Value

Equity investments in private companies without readily determinable fair value and do not qualify for the NAV practical expedient is accounted for under measurement alternative at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321. In 2023, the Company disposed of certain equity investments without readily determinable fair values. The disposal generated cash proceeds of US$3,245 and resulted in a realized gain of US$1,484, which was recognized in consolidated financial statements for the year ended December 31, 2023. In 2024, there were no additions to or disposals of equity investments without readily determinable fair values. The total carrying value of investment accounted for under measurement alternative held as of December 31, 2023 and 2024 were as follows:

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.           INVESTMENTS (continued)

During the year ended December 31, 2024, the Company collected previously written-off accounts receivable totaling US$21,343, which were recorded in the consolidated statements of comprehensive income (loss).

	As of December 31,
	2023	2024
	US$	US$
Initial cost basis	44,886	44,226
Accumulated impairment	(706)	(696)
Total carrying value	44,180	43,530

For the years ended December 31, 2022, 2023 and 2024, US$270, nil and nil impairment were recorded for investments in equity investments without readily determinable fair value in the Company’s consolidated statements of comprehensive income (loss).

For the years ended December 31, 2022, 2023 and 2024, the Company recorded nil, a net gain of US$1,484 and nil in 2022, 2023 and 2024, respectively from disposal of investment without readily determinable fair values, as reflected in the Company’s consolidated statements of comprehensive income (loss).

Equity Method Investments

The Company applies the equity method of accounting to account for its equity investments in common stock and private fund, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2023 and 2024, the carrying amounts of these equity investments were US$25,875 and US$24,119, respectively. The Company recognized investment loss of US$236, US$709 and US$2,794 for the years ended December 31, 2022, 2023 and 2024, respectively.

Long-term Time Deposits

Company purchased a three-year period fixed-rate time deposits in a commercial bank in 2022, of which the outstanding balance was classified in short term investment as of December 31, 2024. The outstanding balance was fully collected subsequently in June 2025.

5.           ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for credit losses were summarized as follows:

	As of December 31,
	2023	2024
	US$	US$

Accounts receivable	38,243	24,398
Allowance for credit losses	(15,991)	(10,252)
Accounts receivable, net	22,252	14,146

The movements in the allowance for credit losses of accounts receivable were as follows:

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

5.           ACCOUNTS RECEIVABLE (continued)

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Movement in allowance for credit losses
Balance at beginning of year	52,831	33,864	15,991
Additional provision	43,285	1,183	6,097
Write-offs	(56,276)	(18,393)	(11,655)
Foreign currency translation adjustments	(5,976)	(663)	(181)
Balance at end of year	33,864	15,991	10,252

During the year ended December 31, 2024, the Company collected previously written-off accounts receivable totaling US$21,343, which were recorded in the consolidated statements of comprehensive income (loss).

Ageing analysis of accounts receivable based on the date of delivery of service to customers was as follows:

	As of December 31,
	2023	2024
	US$	US$
- Within 3 months	18,501	11,672
- 3 months to 6 months	4,233	1,639
- 6 months to 12 months	5,399	3,943
- Over 1 year	10,110	7,144
Accounts receivable	38,243	24,398
Less: allowance for credit losses	(15,991)	(10,252)
Accounts receivable, net	22,252	14,146

6.           PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	US$	US$

Prepaid expenses	1,306	1,419
Advance to employees	712	766
Receivables related to disposal of long-term investments	29,975	26,446
Interest receivable	468	502
Funds receivable	1,761	450
Properties held for sale	61,044	83,925
Others	10,790	12,425
Total	106,056	125,933
Less: allowance of credit losses	(27,117)	(279)
provision of impariment of assets	(11,215)	(27,471)
Prepayments and other current assets, net	67,724	98,183

For the years ended December 31, 2022, 2023 and 2024, credit loss expense (reversal) related to other receivables was US$(219), US$27,270 and US$(26,702), respectively, and impairment losses related to property held were US$6,240, US$2,039 and US$16,583, respectively. During the year ended December 31, 2024, the Company fully reversed an allowance for credit losses of US$26.7 million that had been recognized in prior years for a long-outstanding receivable, as the related balance was subsequently fully recovered, which primarily contributed to the net reversal of credit losses on other receivables in 2024.

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

Secured loans

As of December 31, 2024, the duration of secured loans ranged from 3 to 36 months, and had interest rates ranging from 7.8% to 14.4% per annum. As of December 31, 2023 and 2024, the total outstanding balance is US$28,957 and US$21,253, respectively.

Unsecured loans

As of December 31, 2024, the duration of unsecured loans ranged from 0.5 to 36 months, and had interest rates ranging from 5.0% to 18.0% per annum. The unsecured loans with maturities of less than one month primarily represent short - term bridge loans provided to individual borrowers, typically to address temporary liquidity needs. As of December 31, 2023 and 2024, the total outstanding balance was US$14,389 and US$27,749, respectively.

A summary of the Company’s loans receivables is presented as follows:

	As of December 31,
	2023	2024
	US$	US$
Total personal loans	43,346	49,002
Allowance for credit losses	(10,973)	(11,473)
Loans receivable, net	32,373	37,529

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.           LOANS RECEIVABLE (continued)

The activities in the provision/reversal for credit losses for the years ended December 31, 2022, 2023 and 2024, respectively, consisted of the following:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balance	11,180	11,263	10,973
Provision (reversal)	1,029	(103)	668
Foreign currency translation adjustments	(946)	(187)	(168)
Ending balance	11,263	10,973	11,473

Delinquency:

The Company evaluates expected credit losses of loans receivables on a collective basis based on the past due days, the Company separates the contracts into 6 groups including current, 1-90 days past due, 91-180 days past due, 181-360 days past due, 361-720 days and over 720 days past due. The delinquency rate was 34.3% and 33.4% as at December 31, 2023 and 2024, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

Loans receivable portfolio based on credit quality indicator were as follows:

	As of December 31,
	2023	2024
	US$	US$
Current	28,474	32,615
1 - 90 days past due	4,148	5,704
91 - 180 days past due	212	—
181 - 360 days past due	785	223
361 - 720 days past due	1,397	651
Over 720 days past due	8,330	9,809
	43,346	49,002

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.           PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Buildings	726,263	713,640
Office equipment	17,530	16,338
Motor vehicles	1,313	1,120
Leasehold improvement and decoration	16,890	18,636
Land	50,731	50,731
Subtotal	812,727	800,465
Less: accumulated depreciation	(229,831)	(240,712)
Construction in progress	24,090	28,680
	606,986	588,433
Less: impairment	(137,626)	(174,291)
	469,360	414,142

Depreciation expense for property and equipment amounted to US$23,441, US$21,708 and US$16,010 for the years ended December 31, 2022, 2023 and 2024, respectively. In addition, impairment losses of nil, US$138,243 and US$38,485 were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

9.          LEASE

The right-of-use assets and the amortization were summarized as follows:

	As of December 31,
	2023	2024
	US$	US$
Right of use assets	34,309	33,766
Less: accumulated amortization	(5,366)	(6,248)
Less: impairment loss	(12,782)	(12,594)
Right of use assets	16,161	14,924

Impairment losses of nil, US$12,854 and nil were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	US$	US$
Operating lease right-of-use assets	1,000	427
Operating lease liabilities, current	748	281
Operating lease liabilities, non-current	347	128
Total operating lease liabilities	1,095	409

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.          LEASE (continued)

Operating lease expense was allocated to the following expense items:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cost of revenues	286	180	84
General and administrative expenses	727	717	117
Selling and marketing expenses	1,046	458	358
Total operating lease expenses	2,059	1,355	559
Short-term lease expenses	679	—	318
Total lease expenses	2,738	1,355	877

The weighted average remaining lease term excluding land use right as of December 31, 2024 was 1.52 years, and the weighted average discount rate of the operating leases was 5.95%. The cash paid for amounts included in the measurement of operating lease liabilities was US$1,686, US$1,241 and US$559 for the years ended December 31, 2022, 2023 and 2024, respectively.

Maturities of the lease liabilities as of December 31, 2024 were as follows:

For the Year Ended December 31	US$
2025	296
2026 and thereafter	130
Total undiscounted lease payments	426
Less: imputed interest	(17)
Present value of lease liabilities balance	409
Amounts due within 12 months	281
Long-term lease liabilities	128

In addition, amortization expense related to land use rights amounted to US$874, US$834 and US$445 for the years ended December 31, 2022, 2023 and 2024, and were included in the consolidated statements of comprehensive income (loss).

10.         SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Short-term loans	1,412	1,391
Long-term loans, current portion	16,103	40,481
Long-term loans, less current portion	167,570	125,308
Total long-term loans	183,673	165,789

Short-term loans:

During the year ended December 31, 2023, the Company obtained a short-term RMB-denominated bank loan of US$1,412 (RMB10 million) from a financial institution in China, which bore a fixed annual interest rate of 3.45% maturity date of one year. In December 2024, the loan was repaid at maturity, and shortly after such repayment the Company obtained a new short-term RMB-denominated bank loan of same amount from the same financial institution, with a fixed annual interest rate of 3.1% and a maturity of one year. Both the 2023 and 2024 short-term loans were fully secured by the same property located in Beijing, which was owned by a company controlled by Vincent Tianquan Mo, the Executive Chairman of the Board and the controlling shareholder of the Company.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.         SHORT-TERM AND LONG-TERM LOANS (continued)

Long-term loans:

Summary of principal terms of long-term bank borrowings as of December 31, 2023 and 2024 were as follows:

	As of December 31,		Contractual	Primary
Item	2023	2024	Maturity	Collateral
	US$	US$
Long-term loan 1	7,499	5,115	March 2027	Building
Long-term loan 2	18,233	14,182	August 2028	Building
Long-term loan 3	33,039	28,755	April 2029	Building
Long-term loan 4	39,533	37,561	July 2041	Building
Long-term loan 5	85,369	80,176	May 2038	Building
Total long-term loan	183,673	165,789

As of December 31, 2023 and 2024, the Company had total long-term bank borrowings of US$183,673 and US$165,789. Current portions of these borrowings, representing scheduled repayments due within the next twelve months, amounted to US$16,103 and US$40,481, respectively, with the remaining balances classified as non-current liabilities.

These borrowings bore annual interest rates ranging from 4.20% to 5.63% in 2023 and from 3.85% to 5.40% in 2024.

The borrowings are primarily secured by buildings with carrying values of US$350,709 and US$311,102, pledged bank deposits of US$136 and US$2, and rental income receivables generated from the mortgaged properties. For certain loans, the lender also holds pledges over equity interests in certain of the Company’s PRC subsidiaries.

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

On September 21, 2022, Fang Holdings Limited extended the trust term by an additional year, with the new maturity date set to October 11, 2023. On September 21, 2023, upon maturity of the prior bond, the Company redeemed 50% of the principal amount (RMB360,000,000), and the remaining RMB360,000,000 principal was exchanged for a new bond agreement with GTJA under substantially the same terms, serving as a contractual continuation of the original arrangement. The new bond had a maturity date of October 9, 2024.

Upon maturity in October 2024, the Company again exchanged the matured bond for a new bond of the same principal amount (RMB360,000,000) and on similar terms, with the maturity date of October 9, 2025. In October 2025, the Company further exchanged the bond for a new bond of the same principal amount and substantially unchanged terms with the maturity date of October 9, 2026. All other key terms remained unchanged throughout these exchanges.

Management has concluded, in accordance with ASC 470-50, Debt Modifications and Extinguishments, that these extensions do not constitute a debt modification or extinguishment, as only the maturity date changed and the terms of the new debt and original instrument were not substantially different.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

12.         ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Payroll and welfare benefit	2,918	4,941
Other taxes and surcharges payable(1)	7,945	7,182
Amounts payable to sales and marketing agents	21,181	19,611
Interest payables	691	561
Utility and property management payables	7,337	8,056
Construction payables	1,436	1,402
Payables of decoration services	680	700
Deposits for rental	3,189	2,804
Lease liability, current	748	278
Customers’ refundable fees	6,385	6,292
Others	1,706	2,843
	54,216	54,670

(1) Other taxes and surcharges payable consist of VAT, education surcharge (“ES”), city construction tax (“CCT”) and withholding individual income tax (“IIT”).

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

13.          SHAREHOLDERS’ EQUITY

As of December 31, 2023 and 2024, 71,775,686 Class A and 24,336,650 Class B ordinary shares were issued, with 66,020,679 outstanding for Class A ordinary shares and 24,336,650 outstanding for Class B ordinary shares.

The Company’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class A ordinary share is entitled to 1 vote per share whereas each Class B ordinary share is entitled to 10 votes per share.

No Class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2022, 2023 and 2024.

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

Treasury share

Treasury share represents shares repurchased and held by the Company. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of net income per share. Treasury share is accounted for under the cost method. As of December 31, 2024, under the repurchase plan, the Company has repurchased an aggregate of 7,065,058 Class A ordinary shares on the open market for a total cash consideration of US$ 136,615. The Company has used 1,310,051 Class A treasury shares to settle the exercise of share options as of December 31, 2024.

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

As of December 31, 2023 and 2024, the PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries had appropriated US$3,791 and US$5,060 to the general reserve fund, which is restricted for distribution to the Company.

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

British Virgin Islands

Under the current laws of the BVI, all dividends, interests, rents, royalties, compensations and other amounts paid by subsidiaries incorporated in the BVI to persons who are not residents in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of subsidiaries incorporated in the BVI by persons who are not residents in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

Hong Kong

Under the Hong Kong tax laws, subsidiaries are subject to a Hong Kong profits tax rate of 16.5% and are exempt from income tax on foreign-derived income. Additionally, there are no withholding taxes on the remittance of dividends. A two-tiered profits tax regime was introduced in 2018, where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current rate (8.25%),while the remaining profits will continue to be taxed at 16.5%. This regime aims to reduce the tax burden on small and medium-sized enterprises. An anti-fragmentation measure requires each group to nominate only one company to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements, as the subsidiaries in Hong Kong did not have assessable profits for the three years ended December 31, 2024.

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

Singapore

Our Singapore-incorporated subsidiary does not conduct any substantive operations of its own. No provision for Singapore profits tax has been made in the financial statements as this entity has no assessable profits for the three years ended December 31, 2024.

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

As of December 31, 2024, we obtained HNTE certificates for Beijing Technology, Beijing Tuoshi, and Beijing FTX Technology, allowing these subsidiaries to benefit from the preferential tax rate of 15%. The HNTE certificates for each subsidiary have varying validity periods: Beijing Technology (2024 to 2026), Beijing Tuoshi (2022 to 2024) and Beijing FTX Technology (2023 to 2025).

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

Moreover, the New EIT Law treats enterprises established outside of China but managed and controlled in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, and other operations of an enterprise. Our company, if classified as a PRC resident enterprise for tax purposes, would be liable for PRC EIT at the rate of 25% on our worldwide income for the period after January 1, 2008. As of December 31 2023 and 2024, we had not accrued PRC tax on this basis.

Loss before income taxes consisted of:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
PRC	(23,020)	(178,658)	(12,754)
Non-PRC	(16,770)	(28,427)	(30,736)
	(39,790)	(207,085)	(43,490)

Income tax expenses (benefits) comprised:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Current tax expense	46,832	4,690	1,906
Deferred tax benefit	(11,060)	(32,054)	(16,640)
	35,772	(27,364)	(14,734)

A reconciliation between the amount of income tax expenses (benefits) and the amount computed by applying the PRC statutory tax rate to income (loss) before income taxes was as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Loss from before income taxes	(39,790)	(207,085)	(43,490)
Income tax at applicable tax rate of 25%	(9,948)	(51,771)	(10,873)
Effect of international tax rate differences	(607)	(11)	(23)
Non-deductible expenses	9,375	47,147	15,249
Non-taxable investment (income) loss	(69)	(136)	505
Effect of tax holidays or preferential tax rates	618	10,443	636
Withholding tax	35,925	2,272	—
Research and development super-deduction	(2,530)	(1,808)	(724)
Changes in valuation allowance	8,194	(15,325)	841
Expiration of loss carry forwards	1,878	1,020	1,498
Expiration of unrecognized tax benefits due to applicable statute of limitations	(7,064)	(19,195)	(21,843)
	35,772	(27,364)	(14,734)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

A roll-forward of unrecognized tax benefits, exclusive of related interest and penalties, was as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance at beginning of year	78,637	65,898	45,712
Increase relating to tax positions	—	—	—
Decrease relating to expiration of applicable statute of limitations and reversal	(7,064)	(19,195)	(21,843)
Foreign currency translation adjustments	(5,675)	(991)	(459)
Balance at end of year	65,898	45,712	23,410

As of December 31, 2023 and 2024, the Company had recorded US$104,788 and US$81,218 as an accrual for unrecognized tax benefits and related interest and penalties, respectively, which was included in the account of “Other non-current liabilities”.

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

The Company’s PRC entities have been subject to the New EIT Law since January 1, 2008. The PRC tax authorities, US tax authorities and Hong Kong tax authorities have up to five years, three years and six years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2019 through 2024, the US subsidiaries’ tax years 2021 through 2024 and the Hong Kong subsidiaries’ tax years 2018 through 2024 remain open to examination by the respective taxing jurisdictions.

The aggregate amount and per share effect of tax holidays and preferential tax rates were as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
The aggregate amount	618	10,443	636
The aggregate effect on basic and diluted loss per share for Class A and Class B ordinary shares:
- Basic and diluted	(0.01)	(0.12)	(0.01)

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.         TAXATION (continued)

The components of deferred taxes were as follows:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax assets
Net operating losses	63,109	64,945
Lease liability	180	67
Impairment of assets	9,480	2,184
Overcharged advertising and promotion fee	652	640
Fixed assets depreciation	671	695
Investments	—	—
Less: Valuation allowance	(56,714)	(57,108)
Total deferred tax assets	17,378	11,423

Deferred tax liabilities
Right of use assets	(170)	(69)
Investment basis in the PRC entities	(51,949)	(51,496)
BaoAn Acquisition — Property	(9,488)	(8,890)
Investments	(1,305)	(1,286)
Deferred tax liabilities	(62,912)	(61,741)

Net deferred income tax assets	17,208	11,356
Net deferred income tax liabilities	(62,742)	(61,674)

The rollforward of valuation allowances of deferred tax assets were as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance as of beginning of year	(66,475)	(73,024)	(56,714)
Additions of valuation allowance	(10,953)	(18,208)	(6,167)
Utilization of deferred tax assets	2,759	33,533	5,326
Foreign currency translation adjustments	1,645	985	447
Balance as of end of year	(73,024)	(56,714)	(57,108)

The tax losses in the PRC can be carried forward for five years (or ten years for entities qualified as High and New Technology Enterprises, or HNTEs) to offset future taxable income. These losses will expire between 2025 and 2034 if not utilized. Operating losses incurred by the Company’s subsidiaries incorporated in the United States can be carried forward indefinitely to offset future taxable income, subject to applicable limitations under U.S. tax law.

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         SHARE-BASED PAYMENTS (continued)

No new share options granted during the years ended December 31, 2022, 2023 and 2024. A summary of the Company’s equity award activity held by both the Company’s employees and CIH’s employees under the 1999 Plan, 2010 Plan and 2015 Plan for each of the three years ended December 31, 2024 was stated below:

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2021	6,247,265	3.83	6.46	—
Forfeited	(99,620)	3.71
Expired	(275,620)	3.99
Exercised	(240)	6.10
Outstanding, December 31, 2022	5,871,785	3.82	5.57	—
Vested and expected to vest at December 31, 2022	5,871,785	3.82	5.57	—
Exercisable at December 31, 2022	5,637,960	3.86	5.53	—

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2022	5,871,785	3.82	5.57	—
Forfeited	(18,980)	6.46
Expired	(145,730)	5.54
Exercised	—	—
Outstanding, December 31, 2023	5,707,075	3.71	5.06	—
Vested at December 31, 2023	5,707,075	3.71	5.06	—
Exercisable at December 31, 2023	5,707,075	3.71	5.06	—

			Weighted-
		Weighted-	Average
		Average per	Remaining	Aggregate
Options Granted to Employees	Number of	share Exercise	Contractual	Intrinsic
and Directors	Shares	Price	Term (years)	Value
Outstanding, December 31, 2023	5,707,075	3.71	5.06	—
Forfeited	(135,230)	6.60
Expired	(8,380)	3.98
Exercised	—	—
Outstanding, December 31, 2024	5,563,465	3.64	4.70	—
Vested at December 31, 2024	5,563,465	3.64	4.70	—
Exercisable at December 31, 2024	5,563,465	3.64	4.70	—

The aggregate intrinsic value represents the difference between the fair value of the Company’s ordinary share and the exercise price. Since the Company’s stock price was lower than the exercise price of the options on December 31, 2023 and 2024, the intrinsic value of the options was zero for each of these periods.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.         SHARE-BASED PAYMENTS (continued)

As of December 31, 2022, the Company had US$39 of unrecognized share-based compensation cost related to share-based awards granted to employees. The remaining share-based compensation cost was fully recognized in 2023. As of December 31, 2023 and 2024, there was no unrecognized share-based compensation cost. Total share-based compensation expense of share-based awards granted to employees and directors charged to operations were US$586, US$39, and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

16.          RELATED PARTY TRANSACTIONS

a) Related Parties

Name of Related Parties	Relationship with the Company

Vincent Tianquan Mo	Executive chairman of the board of directors and controlling shareholder of the Company

Beihai Silver Beach 1 Hotel and Property Management Company,. Ltd. (“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Shanghai Yuyue Electronic Technology Development Co., Ltd (“Shanghai Yuyue”)	A company under the control of Vincent Tianquan Mo

China Index Holdings and its subsidiaries (“CIH”)	A company under the control of Vincent Tianquan Mo and the Company can exercise significant influence

b) The Company had the following related party transactions for the years ended December 31, 2022, 2023 and 2024

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Office building leased from:
-Vincent Tianquan Mo	159	152	150
Management fee incurred:
-Beihai Silver Beach	281	588	493
Office building leased to:
-CIH	1,261	1,204	1,093
IT service income from:
-CIH	1,116	5,887	1,054
Software license income from:
-CIH	70	—	—
Operating loan to:
-Shanghai Yuyue	4,124	—	421
Repayment of operating loan from:
-Shanghai Yuyue	—	—	4,487

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         RELATED PARTY TRANSACTIONS (continued)

Office building leased from Vincent Tianquan Mo

The Company entered into an agreement with Vincent Tianquan Mo to lease a building owned by him for nil consideration starting from March 1, 2012. The deemed rental expense of US$159, US $152 and US $150, and the corresponding contribution from shareholder were included in the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively. The agreement was renewed in 2022, extending the maturity date to 2032.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by Shanghai BaoAn Enterprise and Shanghai BaoAn Hotel for ten years. Upon expiration of the initial term, the contract is automatically renewed for an additional ten-year period unless either party objects. The management fees incurred for the years ended December 31, 2022, 2023 and 2024 were US $281, US $588 and US $493 respectively. The balance as of December 31, 2024 represented outstanding management fees which were unsecured and interest-free.

Office building leased to CIH

The Company leases out offices to CIH. The Company entered into a lease framework agreement with CIH, pursuant to which the Company leases offices to CIH at annual rental fee of RMB8,478,314. The Agreement is effective from January 1, 2018 with initial lease term of 10 years. The amounts of lease income were US$1,261, US$1,204 and US $1,093 for the years ended December 31, 2022, 2023 and 2024.

IT service income from CIH

The Company entered into an IT service agreement with CIH, pursuant to which CIH agrees to utilize Fang’s server and other IT services. The amounts of IT service income were US $1,116, US $5,887, and US $1,054 for the years ended December 31, 2022, 2023 and 2024, respectively. In 2023, the Company entered into several additional IT service agreements with CIH, resulting in an increase in service income for the year. These new agreements expanded the scope of services provided by the Company to CIH, contributing to the significant rise in IT service income compared to prior years. In 2024, IT service income from CIH decreased compared to the previous year, primarily due to a reduction in the amount of services purchased by CIH as a result of CIH’s own internal resource allocation and procurement adjustments.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.         RELATED PARTY TRANSACTIONS (continued)

Software license income from CIH

The Company entered into a software license agreement with CIH, pursuant to which, Fang agrees to license the right of using certain of its software at annual royalty fee of RMB500,000. The original term of the agreement was ten years. However, the agreement was terminated in 2023 by mutual consent, and as a result, no software license income was recognized for the years ended December 31, 2023 and 2024.

Loan to Shanghai Yuyue

The loans extended to Shanghai Yuyue were provided to meet its working capital needs. The loans were unsecured, repayable on demand and bore interest at rates determined with reference to prevailing market rates.

c)   The Company had the following related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	US$	US$
Amounts due from related parties:
- Beihai Silver Beach	245	292
- Shanghai Yuyue – loan receivable (1)	9,572	—
- Shanghai Yuyue – transaction payable (1)	(8,772)	—
	1,045	292

	As of December 31,
	2023	2024
	US$	US$
Amounts due to related parties:
- CIH (3)	34,676	1,266
- Shanghai Yuyue – loan receivable (1)	—	(5,374)
- Shanghai Yuyue – transaction payable (2)	—	8,640
	34,676	4,532

(1) The balance represents operating loans advanced to Shanghai Yuyue before 2023 to meet its working capital needs. The loans were unsecured, repayable on demand and bore interest at rates determined with reference to prevailing market rates. The changes in the outstanding balance during 2023 and 2024 were mainly due to repayments made by Shanghai Yuyue.

(2) The balance represents amounts arising from certain transactions between the Company and Shanghai Yuyue in 2019. The amount is non-interest bearing and payable on demand. There were no repayments or other changes in this balance during 2023 and 2024, other than foreign currency translation differences.

(3) The amounts due to CIH primarily arose from CIH’s payment of US$84.3 million on behalf of the Company in 2021 to settle a convertible bond. The Company has been repaying this balance to CIH since then. The amount due to CIH decreased from US$34.7 million as of December 31, 2023 to US$1.3 million as of December 31, 2024, primarily as a result of the Company’s cash repayments during 2024. The balances with CIH are unsecured, non-interest bearing, and have no fixed repayment terms.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits charged, which were expensed as incurred, were US$9,088, US$7,013 and US$5,604 for the years ended December 31, 2022, 2023 and 2024, respectively.

18.         COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2024
		Less than	1 to 3	More than
	Total	1 year	years	3 years
	US$	US$	US$	US$
Capital commitments	13,444	13,444	—	—

As of December 31, 2024, the Company does not have significant capital expenditure plans or commitments for the construction of fixed assets except for an office building under construction, which was planned since 2019. This is primarily due to the current operational environment and the Company’s strategic focus on maintaining financial flexibility. Given the existing business conditions, the Company does not plan to enter into any material agreements or contracts for future capital expenditures.

Significant legal contingencies

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

Litigation as respondent – Cayman Winding-up Petition

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

While this matter has now been resolved without further financial obligations, the Company recognizes that the proceedings were a significant legal matter during the reporting periods of 2022 through 2024. The outcome did not result in any material financial impact on the Company’s consolidated financial statements.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.         COMMITMENTS AND CONTINGENCIES (continued)

Litigation as plaintiff - Equity Transfer Agreement Dispute

In June 2023, a wholly owned subsidiary of the Company initiated legal proceedings against the former shareholders of an equity investee, relating to a dispute arising from a prior equity transfer transaction. The amount claimed in the litigation was RMB500 million (US$69.6 million).

On April 11, 2025, the appellate court issued a final judgment, ruling that the former shareholders are liable to compensate the Company in the amount of RMB200 million (US$27.8 million) as well as a RMB200 million (US$27.8 million) default principal adding default interest calculated at 1.5 times the one-year loan prime rate for the relevant period on the default principal.

Despite the favorable judgment, due to the counterparties’ involvement in multiple ongoing litigations and their designation as dishonest judgment debtors under Chinese law, the Company believes it is not practicable at this time to reasonably estimate either the amount or the timing of any potential recovery. Management will continue to monitor developments relating to the enforcement of the judgment and would update the financial statements if, and only to the extent that, new information were to become available.

Litigation as plaintiff - Loans and Guarantees Dispute

Since 2015, the Company and its subsidiary have pursued recovery of overdue loan obligations from Shangyinxin Payment Services Co., Ltd. and certain guarantors through a series of PRC arbitration and enforcement actions. Final arbitral awards issued in 2017 and 2019 required the obligor and guarantors to repay outstanding principal, accrued default interest, penalties, and related legal and arbitration costs, totaling approximately RMB122.61 million (approximately US$17.6 million) as of the award dates. Despite the finality of the awards, enforcement efforts in China were unsuccessful, and one of the guarantors subsequently relocated to the United States.

Beginning in 2022, the Company commenced cross-border enforcement actions in the United States, including recognition of the arbitral award, a fraudulent-transfer action, and participation in the guarantor’s bankruptcy proceedings. In 2025, the U.S. Bankruptcy Court approved agreements permitting the Company to assume certain bankruptcy estate claims and lifted the automatic stay to allow related enforcement actions to continue. These proceedings remain ongoing, and the bankruptcy process continues to impose constraints on the timing and likelihood of recovery. As of December 31, 2024, management concluded that the amount and timing of any recovery remain highly uncertain, and no receivable has been recorded beyond amounts previously recognized. The Company will continue to monitor developments and will update its assessment as new information becomes available.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.         COMMITMENTS AND CONTINGENCIES (continued)

Litigation as defendant - Property Management Contract Dispute

On July 30, 2025, the Beijing Fengtai District People’s Court issued a first-instance judgment in a property management fee dispute concerning one of the Company’s properties, ordering eight defendants, including the Company’s subsidiary, to pay approximately RMB40.93 million (US$5.7 million), plus late payment penalties. As of December 31, 2024, the Company had already accrued RMB50.70 million (US$7.0 million) related to this matter. Both parties have appealed, and the second-instance outcome remains uncertain. Management has assessed these developments and determined that no adjustment to the consolidated financial statements as of December 31, 2024 is required.

Separately, the Company has filed a related contractual claim for economic losses, which remains pending with no judgment issued. The Company will continue to monitor the proceedings and update the financial statements if new information becomes available.

Litigation as defendant – Shareholder Winding-Up Petition

On January 19, 2024, Koa Capital L.P. and 507 Summit LLC (the “Petitioners”), holders of approximately 4.6% of the Company’s Class A Ordinary Shares (representing approximately 3.3% of the total issued share capital), filed a petition (the “Petition”) with the Grand Court of the Cayman Islands seeking the winding up of Fang Holdings Limited (“Fang” or the “Company”). The Petition names the Company as respondent and seeks the appointment of joint official liquidators.

The Petition alleges that the Company’s Executive Chairman, Vincent Mo, and directors under his control, have conducted the Company’s affairs in a manner that is unfairly prejudicial and oppressive to minority shareholders, including the Petitioners. The Petitioners allege, among other things, that: (i) the Company’s business and assets have been used to benefit Mr. Mo and his associates through a series of related-party transactions; (ii) the Company adopted an amended and restated memorandum of association that is oppressive to minority shareholders; (iii) the Company has failed to comply with statutory and regulatory disclosure requirements, including failure to file required SEC reports and to meet NYSE listing standards; (iv) the Company has provided misleading information to shareholders and the market, failed to disclose material transactions, and engaged in frequent auditor changes and accounting deficiencies; and (v) the Company’s affairs have been managed in a manner that disregards the interests of minority shareholders and lacks probity, resulting in a loss of trust and confidence in the Company’s management.

The Petitioners seek, among other things: (i) an order winding up the Company on just and equitable grounds pursuant to section 92(e) of the Companies Act (2023 Revision) of the Cayman Islands; (ii) the appointment of joint official liquidators with broad powers to manage the Company’s affairs and protect its assets; and (iii) ancillary relief to facilitate the liquidation process and protect the interests of shareholders and creditors.

As of December 31, 2024, the proceedings remained ongoing and no court ruling had been issued. Management believes that the outcome of the petition and any potential financial impact cannot be reliably estimated at this time. Accordingly, no provisions or adjustments have been recorded in the consolidated financial statements as of December 31, 2024.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.         SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the executive chairman of the board of directors, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

The Company concluded that consolidated net income (loss) reported in the consolidated statements of comprehensive income (loss) is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CODM refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. For the years ended December 31, 2022, 2023 and 2024, the Company’s significant expense categories that are regularly reviewed by management include selling expenses, general and administrative expenses, and impairment of long-lived assets. The amounts for these expense categories are presented in the consolidated statements of comprehensive income (loss).

Geographic disclosures

As the Company generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Company’s long-lived assets are located in the PRC except for buildings and land with net book values of US$58,671 and US$57,643 as of December 31, 2023 and 2024, respectively, which are located in the United States of America.

20.          LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerator
Net loss attributable to Class A and Class B ordinary shares	(75,562)	(179,721)	(28,756)

Denominator
Weighted average number of Class A and Class B ordinary shares outstanding-basic and diluted	90,357,275	90,357,329	90,357,329

Net loss per share
Basic and diluted	(0.84)	(1.99)	(0.32)

The repurchased but not retired ordinary shares are accounted as treasury share which are not considered outstanding and excluded from the calculation of basic loss per share since the date of repurchase.

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2023	2024
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	22,311	11,255
Prepayments and other current assets	1	1
Amounts due from subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	441,251	442,470
Amounts due from related parties	1,045	292
Total current assets	464,608	454,018

Non-current assets:
Long-term investments	34,470	31,668
Investment in subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	709,711	590,199
Total non-current assets	744,181	621,867
Total assets	1,208,789	1,075,885

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Long-term bond payable, current	50,590	49,849
Accrued expenses and other liabilities:	69,779	1,226
Amounts due to subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	669,847	673,366
Amount due to related parties	34,676	4,532
Total current liabilities	824,892	728,973
Total liabilities	824,892	728,973

Commitments and contingencies	—	—

Shareholders’ equity:

Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 71,775,686 shares issued as of December 31, 2023 and 2024, respectively; 66,020,679 shares outstanding as of December 31, 2023 and 2024, respectively.	9,244	9,244
Class B ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate; 24,336,650 shares issued and outstanding as of December 31, 2023 and 2024, respectively; each Class B ordinary share is convertible into one Class A ordinary share.	3,124	3,124
Additional paid-in capital	545,364	545,514
Accumulated other comprehensive loss	(37,408)	(45,787)
Retained earnings	(25,144)	(53,900)
Less: Treasury shares (5,755,007 shares as of December 31, 2023 and 2024, respectively.)	(111,283)	(111,283)
Total shareholders’ equity	383,897	346,912
Total liabilities and shareholders’ equity	1,208,789	1,075,885

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.          PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of comprehensive income (loss)

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
General and administrative expenses	(2,257)	(1,664)	(2,565)
Other loss	—	(8,010)	—
Operating loss	(2,257)	(9,674)	(2,565)
Equity in losses of subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries	(69,947)	(157,843)	(22,108)
Foreign exchange gain (loss)	264	(12)	473
Interest income	484	1,117	511
Interest expense	(4,932)	(4,264)	(2,264)
Change in fair value of securities	826	(9,045)	(2,803)
Loss before income taxes	(75,562)	(179,721)	(28,756)
Income tax expenses	—	—	—
Net loss	(75,562)	(179,721)	(28,756)
Other comprehensive income (loss)
Foreign currency translation adjustments	(47,413)	(27,872)	(7,942)
Gain (loss) on intra-entity foreign transactions of long-term investment nature	(2,794)	(505)	(437)
Other comprehensive income (loss)	(50,207)	(28,377)	(8,379)
Comprehensive loss	(125,769)	(208,098)	(37,135)

Condensed statements of cash flows

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

Net cash provided by operating activities	146,815	86,652	2,144
Net cash used in investing activities	(176)	(14,477)	(13,200)
Net cash used in financing activities	(162,929)	(52,790)	—
Exchange rate effect on cash, cash equivalents and restricted cash	(4)	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(16,294)	19,385	(11,056)
Cash, cash equivalents and restricted cash at beginning of year	19,220	2,926	22,311
Cash, cash equivalents and restricted cash at end of year	2,926	22,311	11,255

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

FANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

22.         SUBSEQUENT EVENTS

Settlement of Shareholder Derivative Action

On October 25, 2025, a Stipulation of Settlement (the “Settlement”) was entered into, resolving a shareholder derivative action (the “Action”) previously pending in the New York State Supreme Court. The Action was commenced by certain shareholders (the “Plaintiffs”) against certain of the Company’s executives and their affiliates (the “Defendants”), with the Company named as a nominal defendant. Pursuant to the terms of the Settlement, the Defendants have agreed to (i) pay aggregate cash consideration of US$30.0 million (the “Monetary Consideration”) into a settlement fund and (ii) deliver 20,471,063 shares of CIH Holdings Limited (the “CIH Consideration”) to the Company.

The Monetary Consideration, net of any court-approved attorneys’ fees and expenses, is designated for pro rata distribution to the Company’s minority shareholders (excluding the Defendants and related parties). The Settlement provides that the Company shall not be required to contribute any funds toward the Monetary Consideration. The Company expects to recognize the CIH Consideration as a non-cash gain upon delivery, subsequent to the effective date of the Settlement. The Settlement also requires the Company to implement certain corporate governance enhancements. The Settlement is subject to approval by the Court. The Company evaluated this matter as a nonrecognized subsequent event; accordingly, no adjustment has been recorded to the consolidated financial statements as of December 31, 2024.

Pledge of equity interest in a subsidiary

In November 2025, Wuhan Tuoshi Fangtianxia Business Service Co., Ltd., an entity controlled by the Company, had its 100% equity interest pledged to Evenstar Advisors Limited. This equity pledge did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2024.

Bank facilities obtained in 2025

In 2025, the Companny obtained bank facilities from financial institution in PRC, with an aggregate amount of RMB253,050,000, which was secured by the Company's property, equity interests and certain receivables, of which RMB245,050,000 has been withdrawn. Those loans were scheduled to be repaid in one to ten years maturity.